Form 20-F
period 2007-12-31
China Nepstar Chain Drugstore Ltd.
filed 2008-05-29
CIK 1414850

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
Commission file number 001-33751

China Nepstar Chain Drugstore Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)
6th Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nanshan District, Shenzhen
Guangdong Province 518054
People’s Republic of China
(Address of Principal Executive Offices)
Secretary to the Board of the Directors
telephone: (86 755) 2641-4065
fax: (86 755) 2643-0889
qianrt@nepstar.cn
At the address of the Company set forth above
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, par value US$0.0001 per share American Depositary Shares, each representing two Ordinary Shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
213,077,944 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐     No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐     No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:
U.S. GAAP ☑
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other ☐
Indicate by check mark which consolidated financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).     Yes ☐     No ☑

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
ANNUAL REPORT ON FORM 20-F

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F
     Unless otherwise indicated, references in this annual report on Form 20-F to:
•	“ADRs” are to the American depositary receipts, which evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents two ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“China Nepstar” is to China Nepstar Chain Drugstore Ltd.;

•	“Nepstar group companies,” “we,” “us,” “our company” and “our” are to China Nepstar, its predecessor entities and its consolidated entities;

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“regional Nepstar companies” are to 11 PRC incorporated companies that operate Nepstar drugstores in their respective regions under the trade name Nepstar;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“Series A redeemable convertible preferred shares” are to our Series A redeemable convertible preferred shares, par value US$0.0001 per share;

•	“US$” and “U.S. dollars” are to the legal currency of the United States; and

•	“Yunnan Nepstar” are to Yunnan Jianzhijia Chain Drugstore Ltd., our 40.0% owned consolidated subsidiary that operates our directly operated stores in Yunnan province. Yunnan Nepstar operates under the trade name Jianzhijia.
     This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 and as of December 31, 2006 and 2007.
     We completed the initial public offering of 23,718,750 ADSs, each representing two ordinary shares, in November 2007. On November 9, 2007, we listed our ADSs on the New York Stock Exchange under the symbol “NPD.”
PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
A. Selected Financial Data
     The following selected consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of operations data for the year ended December 31, 2004 and consolidated balance sheet data as of December 31, 2005 have been derived from our audited consolidated financial statements, which are not included in this annual report. The following selected consolidated statement of operations data for the year ended December 31, 2003 and consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our unaudited consolidated financial statements, which are not included in this annual report. You should read the selected consolidated financial data in conjunction with our financial statements included in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data
Revenue	543,125	842,862	1,313,153	1,732,433	1,954,683	267,963
Gross profit	144,870	222,984	381,180	608,212	862,672	118,262
Sales, marketing and other operating expenses(1)	(136,968)	(214,258)	(348,297)	(517,047)	(606,340)	(83,122)
General and administrative expenses(1)	(23,778)	(29,388)	(45,480)	(62,556)	(75,514)	(10,351)
(Loss)/Income from operations	(15,876)	(20,662)	(12,597)	28,609	180,818	24,789
Net (loss)/income	(14,179)	(20,822)	(17,953)	13,602	148,165	20,312
Accretion to Series A redeemable convertible preferred shares redemption value	—	(2,367)	(10,551)	(16,592)	(15,135)	(2,075)
Net (loss)/income attributable to ordinary shareholders	(14,179)	(23,189)	(28,504)	(2,990)	133,030	18,237
Net (loss)/income per share
Basic	(0.12)	(0.20)	(0.25)	(0.03)	0.80	0.11
Diluted	(0.12)	(0.20)	(0.25)	(0.03)	0.80	0.11
Shares used in computation(2)
Basic	115,000,000	115,000,000	115,000,000	115,000,000	128,976,023	128,976,023
Diluted	115,000,000	115,000,000	115,000,000	115,000,000	130,091,840	130,091,840

(1)	The sales, marketing and other operating expenses and the general and administrative expenses in 2007 include share-based compensation expenses of RMB1.8 million (US$0.3 million) and RMB6.9 million (US$0.9 million), respectively, that were realized upon completion of our initial public offering in 2007.

(2)	We issued 115,000,000 ordinary shares in August 2004 in connection with our restructuring in 2004. For the purposes of calculating basic and diluted (loss)/income per share, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if the restructuring took place as of the beginning of the earliest period presented.

	As of December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash	17,606	106,899	110,851	82,996	2,168,911	297,331
Held-to-maturity investment security	—	—	—	—	600,000	82,253
Inventories	106,952	150,865	228,452	271,362	285,307	39,112
Accounts receivable, net of allowance for doubtful accounts	8,994	22,172	28,534	40,155	54,753	7,506
Total current assets	161,609	316,450	425,615	465,267	3,225,051	442,115
Property and equipment, net	55,364	81,807	121,820	146,978	172,171	23,603
Total assets	241,800	426,138	577,305	642,227	3,438,541	471,382
Accounts payable	133,829	200,242	223,292	244,034	233,425	32,000
Amounts due to related parties	6,398	10,919	52,505	55,628	50,544	6,929
Total current liabilities	178,336	257,947	352,448	399,051	464,432	63,668
Series A redeemable convertible preferred shares	—	126,388	217,940	234,532	—	—
Total shareholders’ equity/(deficit)	55,906	37,590	698	(2,392)	2,955,145	405,114
Exchange Rate Information
     This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollar were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translations of RMB into U.S. dollar have been made at the noon buying rate in effect on December 31, 2007, which was RMB7.2946 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuations in the exchange rates of the

Renminbi may have a material adverse effect on your investment” and “— Governmental control of currency conversion may affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On May 27, 2008, the noon buying rate was RMB6.9450 to US$1.00.
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
November	7.3850	7.4212	7.4582	7.3800
December	7.2946	7.3682	7.4120	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840
May (through May 27)	6.9450	6.9780	7.0000	6.9412

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
     Not Applicable.
C. Reasons for the Offer and Use of Proceeds
     Not Applicable.
D. Risk Factors
Risks Related to Our Business
We may not be able to timely identify or otherwise effectively respond to changing customer preferences, and we may fail to optimize our product offering and inventory position.
     The drugstore industry in China is rapidly evolving and is subject to rapidly changing customer preferences that are difficult to predict. Our success depends on our ability to anticipate and identify customer preferences and adapt our product selection to these preferences. In particular, we must optimize our product selection and inventory positions based on sales trends. We cannot assure you that our product selection, especially our selections of nutritional supplements and food products, will accurately reflect customer preferences at any given time. If we fail to anticipate accurately either the market for our products or customers’ purchasing habits or fail to respond to customers’ changing preferences promptly and effectively, we may not be able to adapt our product selection to customer preferences or make appropriate adjustments to our inventory positions, which could significantly reduce our revenue and have a material adverse effect on our business, financial condition and results of operations.

Our private label products may not achieve or maintain broad market acceptance.
     We began introducing private label products in September 2005, and sales of private label products accounted for 18.7% of our revenue and 30.7% of our gross profit in 2007. We plan to increase the number of our private label products as these products generally have higher profit margin than our other similar products. We believe that whether we can succeed in gaining and maintaining broad market acceptance of our private label products depends on many factors, including:
•	our product pricing;

•	our ability to maintain the cost competitiveness of our private label products;

•	the effectiveness of our sales and marketing efforts;

•	our ability to provide consistent and high quality customer experiences;

•	publicity or public perception concerning our company, our brand, our products or our competitors or competing products;

•	whether or not customers develop habits of routinely purchasing and using our private label products; and

•	our ability to anticipate, identify and respond to changing customer preferences.
     If we fail to achieve or maintain broad market acceptance for our private label products, or if products introduced by our competitors are more favorably received than our private label products, or if we fail to respond to customers’ changing preference promptly and effectively, our business, financial condition and results of operations could be materially and adversely affected.
Our success depends on our ability to establish effective advertising, marketing and promotional programs.
     Our success depends on our ability to establish effective advertising, marketing and promotional programs, including pricing strategies implemented in response to competitive pressures and/or to drive demand for our products. Our advertisements are designed to promote our brand, our corporate image and the prices of products available for sale in our stores. Our pricing strategies and value proposition must be appropriate for our target customers. If we are not able to maintain and increase the awareness of our brand, products and services, we may not be able to attract and retain customers and our reputation may also suffer. We expect to incur substantial expenses in our marketing and promotional efforts to both attract and retain customers. However, our marketing and promotional activities may be less successful than we anticipate, and may not be effective at building our brand awareness and customer base. We also cannot assure you that our current and planned spending on marketing activities will be adequate to support our future growth. Failure to successfully execute our advertising, marketing and promotional programs may result in material decreases in our revenue and profitability.
If we are unable to optimize management of our distribution centers, we may be unable to meet customer demand.
     We distribute substantially all of our products to our stores through our national distribution center located near our headquarters in Shenzhen and 11 regional distribution centers located in various regions in China, and we deliver merchandise from these distribution centers to our stores using our own vehicles. Our ability to meet customer demand may be significantly limited if we do not successfully operate our distribution centers and efficiently conduct our distribution activities, or if one or more of our distribution centers are destroyed or shut down for any reason, including as the result of a natural disaster. Any disruption in the operation of our distribution centers could result in higher costs or longer lead times associated with distributing our products. In addition, as it is difficult to predict accurate sales volume in our industry, we may be unable to optimize our distribution activities, which may result in excess or insufficient inventory, warehousing, fulfillment or distribution capacity. Furthermore, failure to effectively control product damage during distribution process could decrease our operating margins and reduce our profitability.
Failure to maintain optimal inventory levels could increase our inventory holding costs or cause us to lose sales, either of which could have a material adverse effect on our business, financial condition and results of operations.
     We need to maintain sufficient inventory levels to operate our business successfully as well as meet our customers’ expectations. However, we must also guard against the risk of accumulating excess inventory. We are exposed to inventory risks as a result of our increased offering of private label products, rapid changes in product life cycles, changing consumer preferences, uncertainty of success of product launches, seasonality, and manufacturer backorders and other vendor-related problems. We cannot assure you that we can accurately predict these trends and events and avoid over-stocking or under-stocking products. In addition, demand for products could change significantly between the time product inventory is ordered and the time it is available for sale. When we begin selling a new product, it is particularly difficult to forecast product demand accurately. The purchase of certain types of inventory may require significant lead-time. As we carry a broad selection of products and maintain significant inventory levels for a substantial portion of our merchandise, we may be unable to sell such inventory in sufficient quantities or during the relevant selling seasons. Carrying too much inventory would increase our inventory holding costs, and failure to have inventory in stock when a customer orders or purchases it could cause us to lose that order or lose that customer, either of which could have a material adverse effect on our business, financial condition and results of operations.
We depend on the continued service of, and on the ability to attract, motivate and retain a sufficient number of qualified and skilled staff, especially regional managers and in-store pharmacists for our stores.
     Our ability to continue expanding our retail drugstore chain and deliver high quality products and customer service depends on our ability to attract and retain qualified and skilled staff, especially regional managers and in-store pharmacists. In particular, the applicable PRC regulations require at least one qualified pharmacist to be stationed in every drugstore to instruct or advise customers on prescription drugs. Over the years, a significant shortage of pharmacists has developed due to increasing demand within the drugstore industry as well as demand from other businesses in the healthcare industry. In 2008, we plan to open approximately 1,050 new stores, mainly in our existing metropolitan markets, including Shenzhen, Tianjin, Ningbo, Guangzhou and Dalian. We cannot assure you that we will be able to attract, hire and retain sufficient numbers of skilled regional managers and in-store pharmacists necessary to continue to develop and grow our business. The inability to attract and retain a sufficient number of skilled regional managers and in-store pharmacists could limit our ability to open additional stores, increase revenue or deliver high quality customer service. In addition, competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations.
The centralization of procurement may not help us achieve anticipated savings and may place additional burdens on the management of our supply chain.
     Our regional Nepstar companies currently handle a substantial portion of the product procurement for the respective drugstores they operate. We plan to increase the centralization of merchandise procurement and replenishment operations and expect to reduce cost of goods sold as a result of volume purchase benefits. However, we may be less successful than anticipated in achieving these volume purchase benefits. In addition, the centralization of merchandise procurement is expected to increase the complexity of tracking inventory, create additional inventory handling and transportation costs and place additional burdens on the management of our supply chain. Furthermore, we may not be successful in achieving the cost savings expected from the renegotiation of certain supplier contracts due to the nature of the products covered by those contracts and the market position of the related suppliers. If we cannot successfully reduce our costs through centralizing procurement, our profitability and prospects would be materially and adversely affected.
Our brand name, trade names, trademarks, trade secrets and other intellectual property are valuable assets. If we are unable to protect them from infringement, our business and prospects may be harmed.
     As sales of our private label products increasingly account for a substantial portion of our revenue, we consider our brand name, trade names and trademarks to be valuable assets. Under PRC law, we have the exclusive right to use a trademark for products or services for which such trademark has been registered with the PRC Trademark Office of State Administration for Industry and Commerce, or the SAIC. However, we may be unable to secure the trademark registration for which we applied. In addition, our efforts to defend our trademarks may be unsuccessful against competitors or other violating entities and we may not have adequate remedies for any such violation. Moreover, we may be unable to prevent third parties from using our brand name or trademarks without authorization. Unauthorized use of our brand name or trademarks by third parties may adversely affect our business and reputation, including the perceived quality and reliability of our products.
     We also rely on trade secrets to protect our know-how and other proprietary information, including pricing, purchasing, promotional strategies, customer lists and/or suppliers lists. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors or advisors may unintentionally or willfully disclose our information to competitors. In addition, confidentiality agreements, if any, executed by the foregoing persons may not be enforceable or provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, our enforcement efforts could be expensive and time-consuming, and the outcome is unpredictable. In addition, if our competitors independently develop information that is equivalent to our trade secrets or other proprietary information, it will be even more difficult for us to enforce our rights and our business and prospects could be harmed.
     Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the intellectual property rights of others. However, because the validity, enforceability and scope of protection of intellectual property rights in the PRC are uncertain and still evolving, we may not be successful in prosecuting these cases. In addition, any litigation or proceeding or other efforts to protect our intellectual property rights could result in substantial costs and diversion of our resources and could seriously harm our business and operating results. Furthermore, the degree of future protection of our proprietary rights is uncertain and may not adequately protect our rights or permit us to gain or keep our competitive advantage. If we are unable to protect our trade names, trademarks, trade secrets and other propriety information from infringement, our business, financial condition and results of operations may be materially and adversely affected.
We rely on licensing arrangements with our affiliated companies to use the trademark “Neptunus” and a number of other trademarks. Any improper use of these trademarks by our licensor or any other third parties could materially and adversely affect our business.
     Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. The trademark “Neptunus,” or “” in Chinese, is owned by Shenzhen Neptunus Group Co., Ltd., or the Neptunus Group, and we have obtained, under a license agreement, the non-exclusive right to use this trademark so long as the trademark is valid. The trademark “Neptunus,” or “Haiwang,” is also used by the Neptunus Group, its subsidiaries and affiliated entities, which are controlled by Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, China Neptunus Drugstore Holding Ltd., or Neptunus BVI. We have also obtained rights to use an aggregate of 545 additional trademarks, including 17 registered trademarks that we have obtained exclusive rights to use, 23 registered trademarks that we have obtained non-exclusive rights to use, and 505 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group, of which we have been granted the exclusive rights to use 239 and the non-exclusive rights to use 266, upon completion of the registration of the respective trademarks. We use these licensed trademarks to develop our private label products. As of December 31, 2007, we have developed 133 private labels with these licensed trademarks. If the Neptunus Group, any of its subsidiaries or affiliated entities, or any third party uses the trade name “Neptunus,” or trademarks we use to develop our private labels in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations.
We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.
     Our success depends, in large part, on our ability to use our proprietary information and know-how without infringing third party intellectual property rights. As we increase our sales of private label products, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources, may have or may obtain intellectual property protection that will prevent, limit or interfere with our ability to make, use or sell our products in China. Moreover, the defense of intellectual property suits, including trademark infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:
•	pay damage awards;

•	seek licenses from third parties;

•	pay ongoing royalties;

•	redesign our product offerings; or

•	be restricted by injunctions,
     each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase of our products, which could have a material adverse effect on our financial condition and results of operations.
We do not possess clear leasehold titles or written agreements providing for usage rights in respect of some of our occupied properties.
     As of December 31, 2007, we had 2,029 leased properties with an aggregate gross floor area of approximately 272,543 square meters. Approximately 30.7% of these leased properties had defects in their legal titles. All of the properties with defects in legal titles, approximately 83,591 square meters were used as drugstores, equivalent to approximately 36.0% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds covering approximately 73,610 square meters, or approximately 31.7% of the total gross floor area of our drugstores, cannot be obtained from the relevant landlord; and (ii) the identity of the landlord as it appears on the relevant leasing contract does not match with the identity of the registered owner as it appears on the property title deeds and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the latter type of defects in title was approximately 9,981 square meters, or approximately 4.3% of the total gross floor area of our drugstores. In the absence of proper title documents, the relevant leasing contracts may not be valid or enforceable. We have been working to cure or cause to be cured, defects in property titles and the related costs have been immaterial. We do not expect to incur material costs to cure outstanding defects in property titles in the future. Although we believe that failure to cure these defects would not result in the loss of a significant number of these leases, if any of such defects of title for these occupied properties is not cured, we may lose our rights to use some of these properties, and our business and operations may be severely disrupted. In addition, approximately 70,014 square meters, or approximately 33.0% of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. We do not believe that the failure of registration will affect the validity or performance of these leases. We are making efforts to urge our landlords to cooperate with us to complete the required registrations as tenants alone cannot effect registrations under the applicable PRC regulations. However, if the required registrations are not effected, the relevant governmental authorities have the right to request both our landlords and us to complete the registrations and we could be subject to fines, the amount of which is different in various regions in China.
We rely on computer software and hardware systems in managing our operations, the capacity of which may restrict our growth and the failure of which could adversely affect our business, financial condition and results of operations.
     We are dependent upon our integrated information management system to monitor daily operations of our drugstores and to maintain accurate and up-to-date operating and financial data for compilation of management information. In addition, we rely on our computer hardware and network for the storage, delivery and transmission of the data of our retail system. Any system failure which causes interruptions to the input, retrieval and transmission of data or increase in the service time could disrupt our normal operation. Although we believe that our disaster recovery plan is adequate in handling the failure of our computer software and hardware systems, we cannot assure you that we can effectively carry out this disaster recovery plan and that we will be able to restore our operation within a sufficiently short time frame to avoid our business being disrupted. Moreover, we have started upgrading our information management systems by installing a retail enterprise resource planning, or ERP, system, which will fully integrate product selection, procurement, pricing, distribution and retail management processes. We plan to invest RMB35.0 million in the first phase of this project. The contract of the project was signed in March 2008 and the project is targeted to be completed by the end of 2008. However, we may not be able to achieve desirable results from the installation of such retail ERP system, and we cannot assure that the installation process will be carried out in a timely manner and will not cause any disruption to our operations. Any failure in our computer software and/or hardware systems could have a material adverse effect on our business, financial condition and results of operations. In addition, if the capacity of our computer software and hardware systems fails to meet the increasing needs of our expanding operations, our ability to grow may be constrained.
As a retailer of pharmaceutical and other healthcare products, we are exposed to inherent risks relating to product liability and personal injury claims.
     Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceutical and other healthcare products, such as with respect to improper filling of prescriptions, labeling of prescriptions, adequacy of warnings, unintentional distribution of counterfeit drugs. Furthermore, the applicable laws, rules and regulations require our in-store pharmacists to offer counseling, without additional charge, to our customers about medication, dosage, delivery systems, common side effects and other information the in-store pharmacists deem significant. Our in-store pharmacists may also have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or negate these effects and we may be liable for claims arising from advices given by our in-store pharmacists. In addition, product liability claims may be asserted against us with respect to any of the products we sell and as a retailer, we are required to pay for damages for any successful product liability claim against us, although we may have the right under applicable PRC laws, rules and regulations to recover from the relevant manufacturer for compensation we paid to our customers in connection with a product liability claim. We may also be obligated to recall affected products. Any product liability claim or product recall may result in adverse publicity regarding us and the products we sell, which would harm our reputation. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business, and our reputation as well as our brand name may also suffer. We, like many other similar companies in China, do not carry product liability insurance. As a result, any imposition of product liability could materially harm our business, financial condition and results of operations. In addition, we do not have any business interruption insurance due the limited coverage of any business interruption insurance in China, and as a result, any business disruption or natural disaster could severely disrupt our business and operations and significantly decrease our revenue and profitability.

Our operating results are difficult to predict, and we may experience significant fluctuations in our operating results.
     Our operating results may fluctuate significantly. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance. Factors causing these fluctuations include, among others:
•	our ability to maintain and increase sales to existing customers, attract new customers and satisfy our customers’ demands;

•	the frequency of customer visits to our drugstores and the quantity and mix of products our customers purchase;

•	the price we charge for our products or changes in our pricing strategies or the pricing strategies of our competitors;

•	timing and costs of marketing and promotional programs organized by us and/or our suppliers, including the extent to which we or our suppliers offer promotional discounts to our customers;

•	our ability to acquire merchandise, manage inventory and fulfill orders;

•	technical difficulties, system downtime or interruptions of our ERP system, which we use for product selection, procurement, pricing, distribution and retail management processes;

•	the introduction by our competitors of new products or services;

•	the effects of strategic alliances, potential acquisitions and other business combinations, and our ability to successfully and timely integrate them into our business;

•	changes in government regulations with respect to pharmaceutical and retail industries; and

•	current economic and geopolitical conditions in China and elsewhere.
     In addition, a significant percentage of our operating expenses are fixed in the short term. As a result, a delay in generating revenue for any reason could result in substantial operating losses.
     Moreover, our business is subject to seasonal variations in demand. In particular, traditional retail seasonality affects the sales of certain pharmaceuticals and other non-pharmaceutical products. Sales of our pharmaceutical products benefit in the fourth quarter from the winter cold and flu season, and are lower in the first quarter of each year because Chinese New Year falls into the first quarter of each year and our customers generally pay fewer visits to drugstores during this period. In addition, sales of some health and beauty products are driven, to some extent, by seasonal purchasing patterns and seasonal product changes. Failure to manage the increased sales effectively in the high sale season, and increases in inventory in anticipation of sales increase could have a material adverse effect on our financial condition, results of operations and cash flow.
     Many of the factors discussed above are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our operating results for prior periods as an indication of our future results.
We may not be able to manage our expansion of operations effectively and failure to do so could strain our management, operational and other resources, which could materially and adversely affect our business and growth potential.
     We have grown rapidly since our inception and we anticipate continued expansion of our business to address growth in demand for our products and services, as well as to capture new market opportunities. In 2008, we plan to open approximately 1,050 new stores, mainly in our existing metropolitan markets, including Shenzhen, Tianjin, Ningbo, Guangzhou and Dalian. The continued growth of our business has resulted in, and will continue to result in, substantial demands on our management, operational and other resources. In particular, the management of our growth will require, among other things:
•	our ability to continue to identify new store locations and lease new store facilities at acceptable prices;

•	our ability to optimize product offerings and increase sales of private label products;

•	our ability to control procurement cost and optimize product pricing;

•	our ability to control operating expenses and achieve a high level of efficiency, including, in particular, our ability to manage the amount of time required to open new stores and for stores to become profitable, to maintain sufficient inventory levels and to manage warehousing, buying and distribution costs;

•	information technology system enhancement, including the installation of our ERP system;

•	strengthening of financial and management controls;

•	increased marketing, sales and sales support activities; and

•	hiring and training of new personnel, including in-store pharmacists and regional managers.
     If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.
Future acquisitions are expected to be a part of our growth strategy, and could expose us to significant business risks.
     One of our strategies is to grow our business through acquisition, especially in cities where local regulations prohibit the opening of new drugstores within certain distances of an existing drugstore, and in cities that are close to our distribution centers in order to gain operational efficiencies in distribution and leverage our information technology infrastructure over a broader store base.
     However, we cannot assure you that we will be able to identify and secure suitable acquisition opportunities. Our ability to consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms for larger acquisitions, if at all.
     Moreover, if an acquisition target is identified, the third parties with whom we seek to cooperate may not select us as a potential partner or we may not be able to enter into arrangements on commercially reasonable terms or at all. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of management’s time and resources and potential disruption of our existing business. Furthermore, we cannot assure you that the expected synergies from future acquisitions will actually materialize. In addition, future acquisitions could result in the incurrence of additional indebtedness, costs, and contingent liabilities. Future acquisitions may also expose us to potential risks, including risks associated with:
•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of financial or other resources from our existing businesses;

•	our inability to generate sufficient revenue to recover costs and expenses of the acquisitions; and

•	potential loss of, or harm to, relationships with employees or customers.
     Any of the above could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.
We depend substantially on the continuing efforts of our executive officers, and our business and prospects may be severely disrupted if we lose their services.
     Our future success is dependent on the continued services of the key members of our management team. In particular, we depend on the services of Simin Zhang, our founder and the chairman of our board of directors, and Jiannong Qian, our chief executive officer. The implementation of our business strategy and our future success depend in large part on our continued ability to attract and retain highly qualified management personnel. We face competition for personnel from other drugstore chains, retail chains, supermarkets, convenience stores, pharmaceutical companies and other organizations. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations. We may be unable to attract or retain the personnel required to achieve our business objectives and failure to do so could severely disrupt our business and prospects. The process of hiring suitably qualified personnel is also often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy.

     We do not maintain key-man insurance for members of our management team. If we lose the services of any senior management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. Furthermore, as we expect to continue to expand our operations, we will need to continue attracting and retaining experienced management. Each of our executive officers has entered into a confidentiality and non-competition agreement with us regarding these agreements. However, if any disputes arise between our executive officers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that any of these agreements could be enforced in China, where the majority of our executive officers reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”
We may need additional capital and may not be able to obtain it at acceptable terms or at all, which could adversely affect our liquidity and financial position.
     As of December 31, 2007, we had RMB2,169.0 million (US$297.3 million) in cash. Based on our current operating plans, we expect our existing resources, including our current cash and cash flows from operations, to be sufficient to fund our anticipated cash needs, including for working capital and capital expenditures for at least the next 12 months. We may, however, need to raise additional funds if our expenditures exceed our current expectations due to changed business conditions or other future developments. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible or exchangeable to our equity securities would result in additional dilution to you. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that restrict our operational flexibility.
     Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:
•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital-raising activities by pharmaceutical companies; and

•	economic, political and other conditions in China and elsewhere.
     We may be unable to obtain additional capital in a timely manner or on commercially acceptable terms or at all. Furthermore, the terms and amount of any additional capital raised through issuances of equity securities may result in significant shareholder dilution.
Our controlling shareholder has substantial influence over our company and its interests may not be aligned with your interests, and we are exempt from some of the corporate governance requirements of the New York Stock Exchange.
     As of the December 31, 2007, Simin Zhang, our founder and chairman of our board of directors, through Neptunus BVI, beneficially owned 50.20% of our outstanding share capital. As such, Dr. Zhang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may reduce the price of our ADSs.
If we grant additional share options, restricted shares or other share-based compensation in the future, our operating results could be materially adversely affected.
     As of December 31, 2007, we had outstanding options to purchase 8,033,556 of our ordinary shares under our pre-IPO share option scheme and outstanding options to purchase 200,000 of our ordinary shares under our 2007 share incentive plan. In addition, 8,480,000 shares are issuable to our management and other personnel upon the exercise of awards granted to them under our 2007 share incentive plan. We account for share-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation based on the fair value of equity-classified awards on the date of the grant, with the compensation expense recognized generally over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares and other equity incentives to our employees in the future, we could incur significant compensation expenses which could materially reduce our net income, and your investment in our ADSs could be significantly diluted.

We may be unable to establish and maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results.
     We will be required to include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2008. In addition, our independent registered public accounting firm must independently report on the effectiveness of our internal control over financial reporting. Our management or our independent registered public accounting firm may conclude that our internal controls are not effective. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.
     Our internal control system may have material weaknesses or significant deficiencies in control environment, risk assessment processes, control activities associated with our business processes and communications and monitoring mechanism. Any internal control weakness or deficiency may impact the reliability of our financial reporting, effectiveness and efficiency of our operations and our compliance with laws, rules and regulations and may not allow us to prevent or detect fraudulent activities. We have taken steps to strengthen our internal control system, including engaging an external consulting firm and establishing an internal control improvement team to initiate and execute internal control improvement projects so that we will comply with the requirements set forth in the Sarbanes-Oxley Act. Our internal control improvement team has started working with the external consulting firm to document our internal control procedures, evaluate the effectiveness of our internal control processes, improve or redesign certain internal control procedures, increase the general awareness of our employees about internal control, educate relevant personnel within our company about specific internal control procedures each department or subsidiary must comply with, and monitor the operating effectiveness of the internal control system. We may identify control deficiencies as a result of the assessment process we will undertake in compliance with Section 404, including but not limited to monitoring control over certain subsidiaries, internal audit resources and formalized and documented closing and reporting processes. We plan to remediate any identified control deficiencies in time to meet the deadline imposed by the requirements of Section 404, but we may be unable to do so. Our failure to establish and maintain an effective system of internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.
If a poll is not demanded at our shareholder meetings, voting will be by show of hands and shares will not be proportionately represented. Shareholder resolutions may be passed without the presence of holders of a majority of our shares in person or by proxy.
     Voting at any of our shareholder meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or by any shareholder present in person or by proxy. If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his or her name. If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his or her name. In the absence of a poll, shares will therefore not be proportionately represented in the voting. In addition, the quorum required for our shareholder meetings consists of shareholders who hold at least one-third of our ordinary shares being present at a meeting in person or by proxy. As a result, subject to the requisite majorities, shareholder resolutions may be passed at our shareholder meetings without the presence of holders of a majority of our shares in person or by proxy.
Risks Related to Our Industry
We face significant competition, and if we do not compete successfully against existing and new competitors, our revenue and profitability would be materially and adversely affected.
     The drugstore industry in China is highly competitive, and we expect competition to intensify in the future. Our primary competitors include other drugstore chains and independent drugstores. We also increasingly face competition from discount stores, convenience stores and supermarkets as we increase our offering of non-drug convenience products and services. We compete for customers and revenue primarily on the basis of store location, merchandise selection, our private label offerings, price, services that we offer and our brand name. We believe that the continued consolidation of the drugstore industry and continued new store openings by chain store operators will further increase competitive pressures in the industry. In addition, in certain of our targeted cities, such as Beijing and Shanghai, local regulations prohibit the opening of new drugstores within certain distances of an existing store, and other drugstore chains and independent drugstores have occupied many prime locations. As a result, we expect to face additional competition in terms of finding suitable new store locations if we expand into these cities. Moreover, we may be subject to additional competition from new entrants to the drugstore industry in China. If the PRC government removes the barriers for the foreign companies to operate majority-owned retail drugstore business in China, we could face increased competition from foreign companies. Some of our larger competitors may enjoy competitive advantages, such as
•	greater financial and other resources;

•	larger variety of products;

•	more extensive and advanced supply chain management systems;

•	greater pricing flexibility;

•	larger economies of scale and purchasing power;

•	more extensive advertising and marketing efforts;

•	greater knowledge of local market conditions;

•	stronger brand recognition; and

•	larger sales and distribution networks.
     As a result, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors or otherwise respond successfully to competitive pressures. In addition, our competitors may be able to offer larger discounts on competing products, and we may not be able to profitably match those discounts. Furthermore, our competitors may offer products that are more attractive to our customers or that render our products uncompetitive. In addition, the timing of the introduction of competing products into the market could affect the market acceptance and market share of our products. Our failure to compete successfully could materially and adversely affect our business, financial condition, results of operation and prospects.
Changes in economic conditions and consumer confidence in China may influence the retail industry, consumer preferences and spending patterns.
     Our business and revenue growth primarily depend on the size of the retail market of pharmaceutical products in China. As a result, our revenue and profitability may be negatively affected by changes in national, regional or local economic conditions and consumer confidence in China. In particular, as we focus our expansion of retail stores in metropolitan markets, where living standards and consumer purchasing power are relatively high, we are especially susceptible to changes in economic conditions, consumer confidence and customer preferences of the urban Chinese population. External factors beyond our control that affect consumer confidence include unemployment rates, levels of personal disposable income, national, regional or local economic conditions and acts of war or terrorism. Changes in economic conditions and consumer confidence could adversely affect consumer preferences, purchasing power and spending patterns. In addition, acts of war or terrorism may cause damage to our facilities, disrupt the supply of the products and services we offer in our stores or adversely impact consumer demand. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.
The retail prices of some of our products are subject to control, including periodic downward adjustment, by PRC governmental authorities.
     An increasing percentage of our pharmaceutical products, primarily those included in the national and provincial Medical Insurance Catalogs, are subject to price controls in the form of fixed retail prices or retail price ceilings. See “Item 4. Information on the Company — B. Business Overview — Regulation — Price Controls.” In addition, the retail prices of these products are also subject to periodic downward adjustments as the PRC governmental authorities seek to make pharmaceutical products more affordable to the general public. Since May 1998, the relevant PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products. The latest price reduction occurred in December 2007 and affected 47 different pharmaceutical products, none of which is sold in our stores. As of December 31, 2005, 2006 and 2007, 2.0%, 7.5% and 12.7% of the pharmaceutical products we offered were subject to price controls, respectively. In 2005, 2006 and 2007, approximately 2.1%, 3.1% and 4.9% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. Any future price controls or government mandated price reductions may have a material adverse affect on our financial condition and results of operations, including significantly reducing our revenue and profitability.
Our retail operations require a number of permits and licenses in order to carry on their business.
     Drugstores in China are required to obtain certain permits and licenses from various PRC governmental authorities, including GSP certification. We are also required to obtain food hygiene certificates for the distribution of nutritional supplements and food products. We cannot assure you that we have obtained or maintained all required licenses, permits and certifications to carry on our business at all times, and from time to time we may have not been in compliance with all such required licenses, permits and certifications. Moreover, these licenses, permits and certifications are subject to periodic renewal and/or reassessment by the relevant PRC governmental authorities and the standards of such renewal or reassessment may change from time to time. We intend to apply for the renewal of these licenses, permits and certifications when required by applicable laws and regulations. Any failure by us to obtain and maintain all licenses, permits and certifications necessary to carry on our business at any time could have a material adverse effect on our business, financial condition and results of operations. In addition, any inability to renew these licenses, permits and certifications could severely disrupt our business, and prevent us from continuing to carry on our business. Any changes in the standards used by governmental authorities in considering whether to renew or reassess our business licenses, permits and certifications, as well as any enactment of new regulations that may restrict the conduct of our business, may also decrease our revenue and/or increase our costs and materially reduce our profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or new regulations come into effect requiring us to obtain any additional licenses, permits or certifications that were previously not required to operate our existing businesses, we cannot assure you that we may successfully obtain such licenses, permits or certifications.
The continued penetration of counterfeit products into the retail market in China may damage our brand and reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.
     There has been continued penetration of counterfeit products into the pharmaceutical retail market in China. Counterfeit products are generally sold at lower prices than the authentic products due to their low production costs, and in some cases are very similar in appearance to the authentic products. Counterfeit pharmaceuticals may or may not have the same chemical content as their authentic counterparts, and are typically manufactured without proper licenses or approvals as well as fraudulently mislabeled with respect to their content and/or manufacturer. Although the PRC government has been increasingly active in combating counterfeit pharmaceutical and other products, there is not yet an effective counterfeit pharmaceutical product regulation control and enforcement system in China. Although we have implemented a series of quality control procedures in our procurement process, we can not assure you that we would not be selling counterfeit pharmaceutical products inadvertently. Any unintentional sale of counterfeit products may subject us to negative publicities, fines and other administrative penalties or even result in litigation against us. Moreover, the continued proliferation of counterfeit products and other products in recent years may reinforce the negative image of retailers among consumers in China, and may severely harm the reputation and brand name of companies like us. The continued proliferation of counterfeit products in China could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may be subject to fines and penalties if we fail to comply with the applicable PRC laws and regulations governing sales of medicines under the PRC National Medical Insurance Program.
     Eligible participants in the PRC national medical insurance program, mainly consisting of urban residents in China, are entitled to buy medicines using their medical insurance cards in an authorized pharmacy, provided that the medicines they purchase have been included in the national or provincial medical insurance catalogs. The pharmacy in turn obtains reimbursement from the relevant government social security bureaus. Moreover, the applicable PRC laws, rules and regulations prohibit pharmacies from selling goods other than pre-approved medicines when purchases are made with medical insurance cards. We have established procedures to prohibit our drugstores from selling unauthorized goods to customers who make purchases with medical insurance cards. However, we cannot assure you that those procedures will be strictly followed by all of our employees in all of our stores. In the past, there have been incidents involving our store staff selling products other than pre-approved medicines to customers who make payment with medical insurance cards, and we have been subject to negative publicity, fines and other administrative penalties. These penalties included the revocation of two of our stores’ status as authorized pharmacies, and such status has not been reinstated as of the date of this annual report. If any of our drugstores or sales personnel is found to have sold products other than pre-approved medicines to customers who make payment with medical insurance cards, we would be subject to fines or other penalties, and, to the extent we have outstanding claims from government social security bureaus, those claims could be rejected. Either of these cases could damage our reputation as well as have a material adverse effect on our business, financial condition, results of operations.
Risks Related to Our Corporate Structure
If the PRC regulatory bodies determine that the agreements that establish the structure for operating our business in China do not comply with PRC regulatory restrictions on foreign investment in the drugstore industry, we could be subject to severe penalties.
     Current PRC laws, rules and regulations limit any foreign investor’s ownership of drugstores to 49.0% if the investor owns interests in more than 30 drugstores in China that sell a variety of branded pharmaceutical products sourced from different suppliers. Substantially all of our operations are conducted through Shenzhen Nepstar Pharmaceutical Company Ltd., or Nepstar Pharmaceutical, our wholly owned operating subsidiary in China, and through its contractual arrangements with several of our consolidated entities in China, including the regional Nepstar companies, in each of which Nepstar Pharmaceutical owns a 49.0%

of the equity interest, and Shenzhen Nepstar Information and Technology Service Co., Ltd., or Nepstar IT Service, and Shenzhen Nepstar Management Consulting Co., Ltd., or Nepstar Management Consulting, collectively own the remaining 51.0% of equity interests. The respective beneficial owner of Nepstar IT Service, Liping Zhou, and Nepstar Management Consulting, Feng Tu, are two long-time employees of our company who are PRC citizens. We depend on the regional Nepstar companies operating substantially all of our retail drugstores and generating a substantial portion of our revenue. We have entered into contractual arrangements with the regional Nepstar companies, Nepstar IT Service and Nepstar Management Consulting, and their respective shareholders which provide us with the ability to retain our control over these companies and substantially all of the risks and rewards of ownership of these companies.
     There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements. Although we have been advised by our PRC counsel, that based on their understanding of the current PRC laws, rules and regulations, the structure for operating our business in China (including our corporate structure and contractual arrangements with the regional Nepstar companies, Nepstar IT Service and Nepstar Management Consulting and their respective shareholders) complies with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules and regulations, our contractual arrangements will become invalid or unenforceable. In addition, new PRC laws, rules and regulations may be introduced from time to time to impose additional requirements that may be applicable to our contractual arrangements. For example, the PRC Property Rights Law that became effective on October 1, 2007 may require us to register with the relevant government authority the security interests on the equity interests in Nepstar IT Service, Nepstar Management Consulting and each of the regional Nepstar companies granted to us under the equity pledge agreement among Nepstar Pharmaceutical, Nepstar IT Service and Nepstar Management Consulting, and the equity pledge agreement among Nepstar Pharmaceutical, Liping Zhou and Feng Tu. If we are required to register such security interests, failure to complete such registration in a timely manner may result in such equity pledge agreements to be unenforceable against third party claims.
     If we, Nepstar Pharmaceutical, Nepstar IT Service, Nepstar Management Consulting or the regional Nepstar companies are determined to be in violation of any existing or future PRC laws, rules or regulations or fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:
•	revoking the business and operating licenses of our PRC consolidated entities;

•	discontinuing or restricting the operations of our PRC consolidated entities;

•	imposing conditions or requirements with which we or our PRC consolidated entities may not be able to comply;

•	requiring us or our PRC consolidated entities to restructure the relevant ownership structure or operations;

•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; or

•	imposing fines.
     The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.
We rely on contractual arrangements with the regional Nepstar companies, Nepstar IT Service and Nepstar Management Consulting and their respective shareholders to operate a substantial portion of our businesses, which may not be as effective as exercising operational control through a majority ownership of equity interests.
     We rely on contractual arrangements with the regional Nepstar companies, Nepstar IT Service and Nepstar Management Consulting and their respective shareholders to operate a substantial portion of our business in China and to provide us with legal and unilateral control over these entities. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” These contractual arrangements may not be as effective as exercising control through direct ownership of majority equity interests. Although we do not have a majority ownership interest in the regional Nepstar companies, under the relevant contractual arrangements, we are able to effect changes in the board of directors of these companies, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, as a legal matter, if Nepstar IT

Service, Nepstar Management Consulting, any of the regional Nepstar companies or any of their respective shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce these arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you would be effective. For example, if Nepstar IT Service or Nepstar Management Consulting were to refuse to transfer its equity interest in the regional Nepstar companies to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take legal action to compel them to fulfill their contractual obligations.
     Moreover, these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event a dispute arises under these contracts, our ability to conduct our business may be materially and adversely affected.
Contractual arrangements we have entered into among our consolidated entities may be subject to scrutiny by the PRC tax authorities and a finding that we or any of our consolidated entities owe additional taxes could have a material adverse impact on our net income and the value of your investment.
     Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we have entered into among our consolidated entities are challenged by the PRC tax authorities to be not on an arm’s-length basis, or to result in an unreasonable reduction in our PRC tax obligations, the PRC tax authorities have the authority to disallow our tax deduction claims, adjust the profits and losses of our respective PRC consolidated entities for PRC tax law purposes and assess late payment fees and other penalties. Our net income may be materially reduced if our tax liabilities increase or if we are otherwise assessed late payment fees or other penalties.
The shareholders of Nepstar IT Services and Nepstar Management Consulting may have conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.
     The shareholders of Nepstar IT Services and Nepstar Management Consulting are long-time employees of our company. Conflicts of interests between their dual roles as sole shareholders of Nepstar IT Services and Nepstar Management Consulting, respectively, and as employees of our company may arise. We have entered into a supplemental agreement with each of Liping Zhou and Feng Tu, the respective shareholder of Nepstar IT Services and Nepstar Management Consulting, under which Ms. Zhou and Mr. Tu have warranted that they will not, so long as they remain the shareholders of Nepstar IT Services and Nepstar Management Consulting, serve, invest or assist in any business that may compete with our business or otherwise conduct any business activity that may compete with our business. However, we cannot assure you that when conflicts of interest arise, any or both of these individuals will act in the best interests of our company or that conflict of interests will be resolved in our favor. Any such conflicts of interest may have a material adverse effect on our business, financial condition and results of operations.
We rely principally on dividends paid by our consolidated operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our consolidated PRC entities to pay dividends to us could have a material adverse effect on our ability to conduct our business.
     We are a holding company, and rely principally on dividends paid by our consolidated operating subsidiaries for cash requirements, including the funds necessary to service any debt we may incur. In particular, we rely on earnings generated by Nepstar Pharmaceutical as well as dividends and other distributions received by Nepstar Pharmaceutical from the regional Nepstar companies, which are passed on to us through Shenzhen Nepstar Commerce Development Ltd., or Nepstar Commerce, and Shenzhen Nepstar Pharmaceutical Electronic Technologies Ltd., or Nepstar Electronic. If any of our consolidated operating subsidiaries incurs debt in its own name in the future, the instruments governing the debt may restrict dividends or other distributions on its equity interest to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Nepstar Pharmaceutical currently have in place with Nepstar IT Service, Nepstar Management Consulting or any of the regional Nepstar companies in a manner that would materially and adversely affect Nepstar Pharmaceutical’s ability to pay dividends and other distributions on its equity interest.
     Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our consolidated PRC entities only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Under PRC laws, rules and regulations, our consolidated PRC entities are required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserve fund until the accumulative amount of such reserves reach 50.0% of their respective registered capital. As a result, our consolidated PRC entities are restricted in their ability to transfer a portion of their net income to us whether in the form of dividends, loans or advances. As of December 31, 2007, our restricted reserves totaled RMB8.1 million (US$1.1 million) and we had retained earnings of RMB71.4 million (US$9.8 million). Our restricted reserves are not distributable as cash dividends. Any limitation on the ability of our consolidated operating subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.
The application for conversion of Nepstar Commerce and Nepstar Electronic from domestic enterprises to foreign investment enterprises in connection with our restructuring in 2004 was not in full compliance with applicable PRC laws, rules and regulations, which could subject those companies to fines and other penalties and result in a material disruption of our business.
     Nepstar Commerce and Nepstar Electronic were converted from domestic enterprises into wholly foreign owned enterprises under PRC law in connection with our restructuring in 2004. In their applications for the approval for such conversion that were made to Shenzhen Nanshan Economic and Trade Bureau, Nepstar Commerce and Nepstar Electronic did not disclose that they owned regional Nepstar companies that engage in the drugstore business in various provinces of China. Furthermore, when Nepstar Commerce and Nepstar Electronic became wholly foreign owned enterprises, foreign investment in drugstore retail business was prohibited under PRC law. As a result, the application by Nepstar Commerce and Nepstar Electronic was not made in full compliance with applicable PRC laws, rules and regulations. Although these defects have been corrected in connection with our restructuring in 2007, PRC regulators have the authority to impose fines or other penalties based on past violations by Nepstar Commerce and Nepstar Electronic. In some cases, these regulatory bodies may require the disgorgement of profits or revoke their prior approval. We do not believe these past violations will have a material adverse effect on our business, financial condition and results of operations, but due to the uncertainty of regulatory enforcements in the PRC, we cannot assure you that Nepstar Commerce or Nepstar Electronic will not be subject to such fines or penalties, including the disgorgement of profits or revocation of the approval previously issued by them, or that such fines or penalties will not have a material adverse effect on our revenue and profitability.
Risks Related to Doing Business in China
Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.
     All of our business operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:
•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	access to financing; and

•	the allocation of resources.
     While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
     The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to decrease the growth rate of specific segments of China’s economy which it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.
Uncertainties with respect to the PRC legal system could limit the protections available to you and us.
     The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our consolidated entities established in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. However, since many laws, rules and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Chinese pharmaceutical industry and retail industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.
We may need to obtain additional governmental approvals to open new drugstores. Our inability to obtain such approvals will have a material adverse effect on our business and growth.
     According to the Measures on the Administration of Foreign Investment in the Commercial Sector promulgated by the PRC Ministry of Commerce, which became effective on June 1, 2004, a company that is directly owned by a foreign invested enterprise needs to obtain relevant governmental approvals before it opens new retail stores. However, there are no specific laws, rules or regulations with respect to whether it is necessary for a company established by a subsidiary of a foreign invested enterprise to obtain approvals to open new retail stores. We have consulted with the Shenzhen Bureau of Trade and Industry, which was of the view that companies established by a subsidiary of a foreign invested enterprise are not required to acquire governmental approvals to open new retail stores. In addition, our PRC legal counsel also advises us that such approval is not required based on its interpretations of current PRC laws, rules and regulations. However, we cannot assure you that the PRC Ministry of Commerce will not require that such approvals to be obtained. If additional governmental approval is deemed to be necessary and we are not able to obtain such approvals on a timely basis or at all, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, will be materially and adversely affected.
Recent PRC rules and regulations may subject our PRC resident shareholders and our PRC share option holders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.
     The SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch. In addition, relevant SAFE rules also require any share option plan adopted by the offshore special purpose company to be filed with the local SAFE branch when the offshore special purpose company is registered with the local SAFE branch, and such registration shall be amended when optionees exercise their share options offshore. Simin Zhang, a PRC resident and the beneficial owner of our current controlling shareholder, has registered with the local SAFE branch as required by the SAFE notice, and we are in the process of filing our pre-IPO share option scheme and our 2007 share incentive plan with the local SAFE branch. The failure of our company, Simin Zhang or future beneficial owners of our company who are PRC residents to comply with the registration or filing procedures set forth in the SAFE rules may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our consolidated PRC entities, limit our consolidated PRC entities’ ability to distribute dividends to our company or otherwise materially and adversely affect our business.
     In addition, on January 5, 2007, the SAFE promulgated the Implementing Rules of Measures for the Administration of Individual Foreign Exchange, or the Implementation Rules. Under the Implementation Rules, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a qualified PRC agent or the PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options. We and our PRC citizen employees who have been granted share options, or PRC optionees, are subject to the Implementation Rules when we became an overseas publicly-listed company. If our PRC optionees fail to comply with these rules and regulations, we or our PRC optionees may be subject to fines and legal or administrative sanctions.
Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.
     The recently enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that a maximum income tax rate of 20% is applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. and the State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income is derived from the operations of our operating subsidiaries located in the PRC. Therefore, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law and its implementation regulations to pay income tax for any dividends we receive from our subsidiaries, it may have a material and adverse effect on our net income and materially reduce the amount of dividends, if any, we may pay to our shareholders and ADS holders.
We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.
     The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.
Dividends payable by us to our shareholders and ADS holders and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.
     Under the EIT Law and implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC income tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs would be materially and adversely affected.
Fluctuation in the exchange rates of the Renminbi may have a material adverse effect on your investment.
     The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies.

     There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As we rely on dividends paid to us by our PRC subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on the value of, dividends payable on, our ADSs in foreign currency terms. To the extent that we need to convert U.S. dollar we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollar for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition and results of operations.
Governmental control of currency conversion may affect the value of your investment.
     The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
Risks Related to Our Ordinary Shares and ADSs
The market price for our ADSs may be volatile which could result in substantial loss to you.
     The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:
•	announcements of competitive developments;

•	regulatory developments in China affecting us, our customers or our competitors;

•	announcements regarding litigation or administrative proceedings involving us;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other drugstore chain companies;

•	addition or departure of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.
     In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.
     Ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.
     In addition, certain of our shareholders or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.
Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.
     Our articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares. These preferred shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
     In addition, certain actions require the approval of a supermajority of at least two-thirds of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium.
Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.
     Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our second amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.
You may be subject to limitations on transfers of your ADSs.
     Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.
     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
     In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law, you may have less protection than if you were a shareholder of a Delaware corporation.
     Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a Delaware company.
We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. investors.
     Based upon the composition of our income and valuation of our assets, we believe we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2007, and do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were or were to become a PFIC, such characterization could result in adverse U.S. federal tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. federal tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. federal tax purposes if either (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our initial public offering. We cannot assure you that we will not be a PFIC for 2008 or any future taxable year. See “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Consequences — Passive Foreign Investment Company.”
Item 4. Information on the Company
A. History and Development of the Company
     China Nepstar is incorporated in the Cayman Islands. Our principal executive offices are located at 6th Floor, Tower B, Xinnengyuan Building, Nanhai Road, Nanshan District, Shenzhen, Guangdong Province 518054, People’s Republic of China. Our telephone number is (86) 755-2643-3366 and our website is www.nepstar.cn. The information contained on our website is not a part of this annual report.
     Our predecessor, Nepstar Pharmaceutical, was founded in June 1995 by the Neptunus Group, a PRC company established and controlled by Simin Zhang, the chairman of our board of directors. In January 1998, the Neptunus Group established Shenzhen Nepstar Health Chain Stores Ltd., or Nepstar Health, as a holding company for Neptunus Group’s equity interests in Nepstar Pharmaceutical with the aim of building a nationwide drugstore chain in China. Primarily through organic growth, Nepstar Health had become the largest drugstore chain in China in terms of total stores operated directly by the end of 2004. Prior to the restructuring in 2004, Nepstar Health was 93.0% owned by the Neptunus Group and 7.0% owned by the management team of Nepstar Health, and Nepstar Pharmaceutical was 85.0% owned by Nepstar Health and 15.0% owned by the management team of Nepstar Health.
     In connection with a restructuring of the Nepstar group companies in 2004 as part of an effort to raise capital from investors outside of China, Nepstar Health and the management team of Nepstar Health established Nepstar Commerce and Nepstar Electronic in August 2004, and transferred their entire equity interests in Nepstar Pharmaceutical to Nepstar Commerce and Nepstar Electronic, respectively. After this transfer, Nepstar Pharmaceutical became 65.0% owned by Nepstar Commerce and 35.0% owned by Nepstar Electronic. Concurrently, Nepstar Health also transferred the equity interests it held in the regional Nepstar companies to Nepstar Commerce and Nepstar Electronic.
     On August 13, 2004, Simin Zhang incorporated China Neptunus Drugstore Holding Ltd. in the British Virgin Islands, or Neptunus BVI, and on August 20, 2004, Neptunus BVI incorporated China Nepstar in the Cayman Islands. Upon incorporation, China Nepstar issued 115 million ordinary shares, of which 107.8 million shares, or 93.7% were issued to Neptunus BVI. The remaining shares were issued to China Star Chain Ltd., or China Star Chain, a British Virgin Islands company beneficially owned by management team of Nepstar Health. China Nepstar became the holding company of the Nepstar group companies after it acquired all outstanding equity interests in Nepstar Commerce and Nepstar Electronic from their respective shareholders in September 2004.
     On October 6, 2004, China Nepstar entered into an agreement with five institutional investors affiliated with The Goldman Sachs Group, Inc., or the GS Funds, pursuant to which China Nepstar issued an aggregate of 30,000,000 and 20,000,000 of Series A redeemable convertible preferred shares to the GS Funds on October 6, 2004 and December 1, 2005 for cash consideration of US$15.0 million and US$10.0 million, respectively. Immediately upon the completion of the Series A private placement, the GS Funds, Neptunus BVI and China Star Chain owned 30.3%, 66.06% and 3.64% equity interest in China Nepstar, respectively, on an as-converted basis.
     Since our inception, we have conducted our operations in China primarily through Nepstar Pharmaceutical, which became a wholly foreign-owned enterprise in China in August 2004 as the result of our restructuring in 2004. As applicable PRC laws, rules and regulations effectively limit any foreign investor’s ownership of drugstores to 49.0% if the investor owns interests in more than 30 drugstores in China that sell a variety of branded pharmaceutical products sourced from different suppliers, we undertook another restructuring in May 2007. In connection with the May 2007 restructuring, Nepstar Commerce, Nepstar Electronic and Nepstar Pharmaceutical transferred all or part of their interests in regional Nepstar companies to two newly established PRC companies, Shenzhen Nepstar Information & Technology Service Co., Ltd., or Nepstar IT Service, and Shenzhen Nepstar Management Consulting Co., Ltd., or Nepstar Management Consulting, which are wholly owned by Liping Zhou and Feng Tu, respectively. Each of Liping Zhou and Feng Tu is an employee of our company and a PRC citizen. Nepstar Pharmaceutical currently operates its drugstore business in China through a series of contractual arrangements it has entered into with Nepstar IT Service, Nepstar Management Consulting and their shareholders so as to retain control over the regional Nepstar companies and to retain economic risks and rewards of these entities. See “Item 4. Information on the Company — C. Organizational Structure.” After we completed our restructuring in May 2007, neither Nepstar Commerce nor Nepstar Electronic retained any direct ownership interest in any of the regional Nepstar companies.
     On November 9, 2007, our ADSs were listed on the New York Stock Exchange.
     On May 19, 2008, Nepstar Pharmaceutical entered into a Transfer Agreement with Pacific Gateway Capital Company Ltd. to sell the 51% of equity interest it owns in Medicine Shoppe for cash of RMB2.5 million. The carrying value of our share of Medicine Shoppe’s net assets was RMB2.3 million as of March 31, 2008, and the transaction is expected to be completed by end of June 2008.
B. Business Overview
Overview
     We are the largest retail drugstore chain in China based on the number of directly operated stores. As of December 31, 2007, our store network was comprised of 2,002 directly operated drugstores located in 64 cities in China. We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo, Suzhou and Kunming, in terms of store count. According to the China Drugstore Magazine, we had the highest revenue among all directly operated retail drugstore chains in China in 2005, 2006 and 2007. As the drugstore industry in China is highly fragmented, we estimate that our share of the retail market of pharmaceutical products in China was less than 0.5% of the total transaction value in each of these three years.

     We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. Unlike most other drugstores and retail drugstore chains in China, we also offer private label products, which we believe distinguishes our company from our key competitors. We launched our first private label products in September 2005 and offered 1,356 private label products as of December 31, 2007. Sales of our private label products accounted for 18.7% of our revenue and 30.7% of our gross profit in 2007.
     Since our inception in 1995, we have rapidly expanded our operations, primarily through organic growth. The numbers of our directly operated drugstores increased from 1,115 as of December 31, 2005 to 1,446 as of December 31, 2006 and to 2,002 as of December 31, 2007. Our stores are generally located in well established residential communities and prime retail locations in major cities in China’s coastal and adjoining provinces. Our revenue increased from RMB1,313.2 million in 2005 to RMB1,732.4 million in 2006 and to RMB1,954.7 million (US$268.0 million) in 2007.
Our Competitive Strengths
     We believe the following competitive strengths will enable us to take advantage of the rapid growth of the drugstore industry in China:
Leading Market Position with Strong Brand Name Recognition
     We are the largest retail drugstore chain in China, with a network of 2,002 directly operated stores located in 12 provinces and municipalities across China as of December 31, 2007. We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo, Suzhou and Kunming, in terms of store count. We have also developed, in the course of our nationwide expansion, extensive operational expertise ranging from procurement chain, supply chain and distribution management, to merchandising and marketing and the sale of products. Furthermore, we have become familiar with consumer demand patterns and distinctive regional regulatory regimes in various regions in China. This leading market position has allowed us to achieve economies of scale from our extensive store network, thereby obtaining better pricing terms from suppliers and gaining access to a broader customer base, which in turn allow us to offer quality products and services at competitive prices. Our leading market position is further evidenced by the wide consumer recognition of our brand name, Nepstar, which we believe is one of the most recognized brand names in the PRC drugstore industry. Our strong brand name has enabled us to maintain and increase our loyal customer base, grow our high margin private label business, attract and retain good quality managers, and enhance our bargaining leverage with suppliers.
Directly Operated Business to Provide a Consistent Customer Experience
     We operate all of our stores directly, which we believe is critical in building a strong brand name and offering a consistent customer experience across our store network. Moreover, we believe direct operation of our drugstores is critically important to our success in the retail drugstore chain business in China, given the highly fragmented market, the relatively small size of other retail drugstores chains and their short operating histories. Through a decade of direct operating experience, we have developed uniform standards among various aspects of drugstore operations and are able to provide a consistently high quality of services in all of our stores. Direct operation also enables us to select store locations that meet the consumer traffic requirements, target new neighborhoods and allows us to leverage our existing distribution centers. In addition, our direct operation business model allows us to operate a relatively centralized and streamlined organizational structure, which enables us to expedite decision making and thus deploy our financial, operational and management resources more effectively. Furthermore, our business model also allows us to address local demand for specific products and services more accurately, to control our corporate overhead expenses and to provide uniform and high quality training for our employees.
Optimized, Diverse and High Quality Product Offerings including Private Label Products
     As the largest retail drugstore chain in China, we have developed an optimized and diverse merchandise portfolio. In particular, we have rigorously analyzed a large quantity of prescription and OTC drugs available for sale in China, as well as sales data accumulated through our decade-long direct operation of drugstores, and have concluded that a much smaller quantity of active ingredients are present in a significant majority of the drugs purchased by our consumers. Moreover, we continuously review and refine our product selection and monitor product quality. In September 2005, we began introducing private label products as part of our initiative to take advantage of our brand name and to improve our profitability. We have selected a core set of 225 such manufacturers as suppliers of our private label products after reviewing product selection and quality and manufacturing, packaging, transportation and storage capabilities as well as cost competitiveness. As a result, our private label products not only provide quality, choice and convenience to our customers, but also deliver high gross margins to us. As of December 31, 2007, we have successfully developed a portfolio of 1,356 private label products. Sales of our private label products accounted for 18.7% of our revenue and 30.7% of our gross profit in 2007. We believe our private labels are particularly attractive to customers because counterfeit drugs and other counterfeit healthcare products have proliferated in China over recent years, and our brand name and reputation instill customer confidence. We believe the quality of our private label products has won trust from our customers, and we continuously monitor the quality of our products to retain that trust.
Proven Ability to Expand Rapidly While Increasing Profitability
     We have expanded our store network at a rapid pace in recent years, while maintaining and increasing our gross margin. In particular, the number of our directly operated drugstores increased from 1,115 as of December 31, 2005 to 2,002 as of December 31, 2007, and our gross margin has increased from 29.0% in 2005 to 44.1% in 2007. Our rapid expansion is supported by our national distribution center located near to our headquarters in Shenzhen and 11 regional distribution centers serving our stores located in 64 cities across China. We believe our distribution centers enable us to provide effective support to our stores, cope with distinctive regional factors such as local regulatory requirements and demographics, and reduce the incremental cost of opening additional stores in cities close to our existing distribution centers. These attributes have allowed us to effectively shorten the amount of time required for us to open new stores and for new stores to become profitable. Our ability to grow nationwide is further supported by the unique attributes of our headquarters in Shenzhen, a city which is noted for a large proportion of emigrants from different regions across China. We are able to hire and train management personnel who have an intimate knowledge of local regions that we plan to enter and who are willing to relocate. All of our management personnel are trained in our headquarters in Shenzhen. We believe our ability to manage rapid expansion will further strengthen our leading market position in the drugstore industry in China.
Experienced Management Team with Proven Track Record
     Over the past decade, Simin Zhang, chairman of our board of directors, and other members of our senior management team have successfully led our operations and increased our revenue and profit. Many members of our senior management team have worked with us since our inception or otherwise have broad experience in the retail industry, and have developed extensive expertise in operating a national chain of drugstores, which is important to our future success. Our Chief Executive Officer, Jiannong Qian, has extensive experience in chain store retailing, gained from his four years service with Metro AG, a leading multinational retail company headquartered in Germany, and China Resources and Wumart Corporation, both of which operate major retail chains in China. In addition, a significant portion of our mid-level managers and managers of our regional operations and stores have worked with us for many years. These managers have been trained by us through our Nepstar School of Drugstore Management and have gained significant experience in managing retail stores and distribution centers.
Our Strategies
     We intend to further strengthen our position as the leading retail drugstore chain in China by implementing the following strategies:
Expand in Large and Fast-Growing Metropolitan Markets
     We believe that achieving a critical mass in terms of store count, and locating stores in desirable geographic markets, are essential to competing effectively as well as maintaining and increasing our profitability. We strive to significantly expand our market presence in fast growing metropolitan markets in China by effectively leverage our existing operating infrastructure. In 2008, we plan to open approximately 1,050 new stores mainly in our existing metropolitan markets, including Shenzhen, Tianjin, Ningbo, Guangzhou and Dalian. We believe there is potential for significant additional growth in these cities as there are many under-penetrated local neighborhoods available for us to further expand our leading market share in these cities. From 2009 to 2011, we plan to focus our store development program on expanding in new metropolitan markets where we have not had a presence and where we can leverage our existing regional distribution centers and other infrastructure. Within our targeted cities, we plan to open stores in clusters in or near large residential communities to become the preferred community drugstore.
Strengthen Customer Trust and Loyalty with Effective Marketing and Promotional Programs
     We believe that a strong brand name is critical to winning customers’ trust in us and our products, as well as building customer loyalty and increasing customer visits to our stores. As a result, we intend to continue promoting aggressively and effectively both our brand name and our private label products. Specifically, we will continue to deploy the following marketing and promotional initiatives:
•	adopting western-style category management by focusing on seasonal and cross-merchandising, and offering a wider selection of products;

•	offering services that are carefully tailored to meet our customers’ healthcare needs, including integrated health programs focused on health supplements, weight management, diabetes, infant care and birth control;

•	enhancing our customer loyalty by organizing community-based activities and targeted promotion programs;

•	using data mining techniques to tailor relevant promotional offers to our target customers, especially our loyalty members;

•	enlarging the number of our promotional partners and developing additional promotional campaigns with these partners; and

•	increasing advertising of our brand and private label products in selected newspapers that service our targeted cities.
Increase Private Label Product Offerings
     We intend to continue expanding our private label product offerings to further improve our profitability. In particular, we plan to:
•	gradually increase our assortment of private label products, especially high margin nutritional supplements and herbal products;

•	continue to develop and invest in multiple private label products targeted at various product categories, geographic regions and customer groups; and

•	continue offering a selection of high, medium and low price private label products within each product category in order to appeal to a broad range of customers.
     We believe recent regulatory changes present us with additional opportunities to extend our range of private label products. In particular, increased restrictions have been imposed on the advertisement of drugs in recent years, which we expect to increase drug manufacturers’ reliance on retail drugstores to build brand awareness among the general public. This in turn creates significant growth opportunities for us.
Upgrade our Information Management Systems and Distribution Centers
     We plan to upgrade our information management systems and processes by implementing new technologies, including the installation of a retail ERP system, which will fully integrate product selection, procurement, pricing, distribution and retail management processes in line with global retailing best practices. The ERP system is expected to improve our data aggregation capabilities and facilitate our category management decisions, enabling us to fine-tune product selection, pricing, shelf space allocation and store replenishment and distribution center replenishment triggers. These improvements will yield significant benefits to us in the form of lower costs and expenses related to procurement and distribution, improved merchandise replenishment and increased real-time visibility of our inventory position, merchandise mix and product movements, leading to increases in our gross profit.
     Furthermore, in order to increase operating efficiency and to accommodate future growth, we plan to build two new regional distribution centers, one in Shenzhen and one in Hangzhou, to serve our stores located in the Pearl River Delta and the Yangtze River Delta regions, where we currently have a strong market presence and plan to open a significant number of new stores. These two new distribution centers will have a total of approximately 40,000 square meters of storage space and are expected to be completed in 2009 and 2010, respectively. Upon completion, the new Shenzhen distribution center will replace our existing distribution center located in Shenzhen.
Selectively Pursue Complementary Acquisitions
     We plan to selectively acquire drugstore chains or independently operated drugstores that complement our existing store network or help us to establish a presence in new markets. In particular, we plan to grow through acquisition in cities such as Beijing and Shanghai, where local regulations prohibit the opening of new drugstores within certain distances of an existing drugstore, and in cities that are close to our distribution centers in order to gain economies of scale in distribution and leverage our information technology infrastructure over a broader store base. We intend to screen acquisition opportunities by focusing on retail chains or individual stores in prime locations and with good brand names, well-developed facilities and customer bases that are complementary to ours, and which are commercially attractive. In February 2008, we entered into definitive agreement to acquire all of the 68 drugstores (including inventory and store equipment) owned by Ningbo New Century Medical Ltd. for cash consideration of RMB30.0 million (US$4.1 million). In addition, we entered into an agreement with Dongguan Hui Ren Tang

Pharmaceutical Co. Ltd. to purchase all of its 18 directly operated chain drugstores in Dongguan City, Guangdong Province for a cash consideration of RMB2.3 million (US$0.3 million) in February 2008. We believe that our relationship with many industry participants and our knowledge of, and operational expertise in, the drugstore market in China will assist us in making acquisitions. We also believe that we can rapidly and successfully integrate newly acquired stores into our current distribution network and quickly realize operating and financial benefits.
Our Store Network
     We are the largest retail drugstore chain in China based on the number of directly operated stores, with a store network comprised of 2,002 directly operated stores as of December 31, 2007. According to the China Drugstore Magazine, we had the highest revenue among all directly operated retail drugstore chains in China in 2005, 2006 and 2007. As the drugstore industry in China is highly fragmented, we estimate that our share of the retail market of pharmaceutical products in China was less than 0.5% of the total transaction value in each of these three years. We believe we have succeeded in building a national retail drugstore chain with an extensive footprint in China by operating a store network throughout 12 provinces and municipalities and 64 cities. We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo, Suzhou and Kunming, in terms of store count.
     We carefully select our store sites to maximize consumer traffic, store visibility and convenience for our customers. Substantially all of our stores are located in well-established urban residential communities and prime retail locations in 64 cities in China where living standards and consumer purchasing power are relatively high. The following table sets forth the number of stores we owned and operated in the top ten cities that we operated as of the dates indicated:

	As of December 31,
City	2005	2006	2007
Shenzhen	179	202	311
Kunming	125	152	191
Dalian	100	127	174
Guangzhou	111	123	161
Hangzhou	77	102	144
Dongguan	60	75	94
Weifang	58	74	84
Ningbo	60	73	96
Chengdu	50	60	65
Suzhou	50	54	70
Others	245	404	612

Total	1,115	1,446	2,002

     The following table provides a history of our store openings and acquisitions as of the dates indicated:

	As of December 31,
	2005	2006	2007
Number of stores at the beginning of the period	668	1,115	1,446
Acquired stores during the period(1)	47	9	—
Stores closed or relocated during the period	23	48	38
New stores opened during the period	423	370	594
Number of stores at the end of the period	1,115	1,446	2,002

(1)	Acquisition of stores in 2005 primarily related to our acquisition of Shandong Nepstar from an entity under the common control of the Neptunus Group. We accounted for such acquisition in a manner similar to a pooling of interest.
     Our stores are typically between 80 to 120 square meters in floor area, and conduct business from 8:30 AM to 10:30 PM, seven days a week. Our stores are generally staffed with three employees per shift, including an in-store pharmacist, who in many cases also functions as the store manager, and two healthcare consultants. Our in-store pharmacists assist with the sales of prescription drugs, and each member of our store staff has received training regarding our products as well as how best to interact with customers. In addition, we regularly carry out training programs on medicine information, nutritional information, selling skills for our store staff and pharmacists, as well as management training for our regional managers and senior management officers at our headquarters.
     We are the first retail drugstore chain in China to sell OTC drugs on open shelves. Consumers have easy access to all products we sell except prescription drugs, and we aim to provide them with a relaxed, clean and bright shopping environment to improve their shopping experience. We have also developed a uniform and distinctive layout, color scheme and design specification for our drugstores. We believe that the use of a uniform layout, color scheme and design promotes our corporate image and enhances the public perception of our brand.
Our Products and Services
     We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. We have rigorously analyzed a large quantity of drugs available for sale in China, and have concluded that a much smaller quantity of active ingredients are present in a significant majority of drugs purchased by our consumers. Accordingly, we have selected a diverse range of medicines based upon these ingredients which we believe drive consumer demand. Our typical store carries approximately 1,800 to 2,350 different products. We constantly review and refine our product selection in order to respond to changing demographics, lifestyles, habits and product preferences of our customers.
     Our product selection is designed to offer choices and convenience to our customers and to achieve high gross margins for us. We offer our customers a broader range of choices in two respects. First, we offer a wide range of complementary products in each therapeutic category so that customers have more choices to suit their needs. For example, a customer looking for a cough remedy will be able to find a wide variety of choices including different OTC drugs, nutritional supplements and herbal products. In addition, our staff will sometimes recommend a combination of products to enhance the treatment. Second, for products with the same therapeutic purpose, we offer choices in each of the high, medium and low price ranges to suit the needs of customers with different spending power. In each therapeutic category, we also offer high margin private label products. See “— Product Offerings — Private Label Products.”
Product Offerings
     Our merchandise can be broadly classified into the following categories:
     Prescription Drugs. We offer approximately 1,199 prescription drugs. We accept prescriptions only from licensed health care providers and do not prescribe medications or otherwise practice medicine. Our in-store pharmacists verify the validity, accuracy and completeness of all prescription drug orders. We ask all prescription drug customers to provide us with information regarding drug allergies, current medical conditions and current medications. Our in-store pharmacists also perform a drug utilization review in which they cross-check every prescription against the customer’s submitted information for drug, disease and allergy interactions. Sales of prescription drugs accounted for 23.4% of our revenue in 2007.
     OTC Drugs. We offer approximately 1,182 OTC drugs, including western medicines and traditional Chinese medicines, for the treatment of common diseases. Sales of OTC drugs accounted for 35.6% of our revenue in 2007.
     Nutritional Supplements. We offer approximately 636 nutritional supplements, including a variety of healthcare supplements, vitamin, mineral and dietary products. According to a survey of over 8,000 households across China conducted in 2004 by China Pharmaceutical News, a newspaper sponsored by the SFDA, a majority of Chinese consumers prefer to buy nutritional supplements from a reputable drugstore as opposed to supermarkets or convenience stores. We expect sales of nutritional supplements to increase more rapidly than those of drugs due to increasing wealth and disposable income of Chinese residents living in the larger metropolitan cities, and intend to rapidly grow the variety of nutritional supplements available in our stores. Nutritional supplements normally generate higher gross margins than drugs. Sales of nutritional supplements accounted for 18.3% of our revenue in 2007.
     Herbal Products. We offer various types of drinkable herbal remedies and packages of assorted herbs for making soup, which are used by consumers as health supplements. Herbal products typically have higher margins than prescription and OTC drugs. Sales of herbal products accounted for 2.6% of our revenue in 2007.
     Other Products. Our other products include personal care products such as skin care, hair care and beauty products, family care products such as portable medical devices for family use, birth control and early pregnancy test products and convenience products, including soft drinks, packaged snacks, and other consumable, cleaning agents, stationeries. Our other products also include seasonal and promotional items tailored to local consumer demand for convenience and quality. We believe offering these products increases customer visits by increasing the shopping convenience for our customers. Sales of other products accounted for 20.1% of our revenue in 2007.

Private Label Products
     We launched our first private label product in September 2005, and since then our private label portfolio has increased to 1,356 products marketed under 133 private labels, covering all categories of products we offer except herbal products. In 2007, private label products accounted for approximately 18.7% of our revenue and 30.7% of our gross profit. We believe private label branding gives us more freedom and flexibility in pricing and more control over product attributes and quality.
     Some of our successful private labels include “Beautiful Life,” which we introduced in November, 2005 to market nutritional supplements related to beauty care, “Qianlong,” which we introduced in January 2006 to market a variety of OTC drugs including gastrointestinal and dermatology products, and “Wisconsin,” which we introduced in November 2006 to market 20 different types of nutritional supplements manufactured in the United States.
     As the sourcing of private label products eliminates much of manufacturers’ promotional costs and distributors’ profit margin in the traditional merchandise supply chain, we are able to price our private label products at competitive prices while maintaining favorable margins. In addition, we believe our private label products are particularly attractive to customers because our brand name and reputation command customer confidence. We believe that the quality of our private label products has won trust from our customers, and we operate rigorous quality control to retain that trust. We intend to focus significant marketing efforts to enhance the reputation of the private label products available in our stores to drive their sales because they generally generate higher gross margins than branded products.
Marketing and Promotion
     Our marketing and promotion strategy is to build brand recognition, increase customer traffic to our stores, attract new customers, build strong customer loyalty, maximize repeat customer visits and develop incremental revenue opportunities.
     Our marketing department designs our nationwide marketing efforts while our regional Nepstar companies design regional promotions based on local demographics and market conditions. We also launch single store promotional campaigns and community activities in connection with the openings of new stores. Our store managers and staff are also encouraged to propose their own advertising and promotion plans, including holiday promotions, posters and billboards. In addition, we offer special discounts and gift promotions for selected merchandise periodically in conjunction with our suppliers’ marketing programs. We also provide ancillary services such as providing free blood pressure measurements in our stores.
     Many of our promotion programs are designed to encourage manufacturers to invest resources to market their brands within our stores. We charge manufacturers promotional fees in exchange for granting them the right to promote and display their products in our stores during promotional periods. We believe that manufacturer promotions improve our customers’ shopping experience because manufacturers provide purchasing incentives and information to help customers to make informed purchase decisions. We work to maintain strong inventory positions for merchandise featured in our promotions, as we believe this increases the effectiveness of our spending on promotion activities.
     As part of our ongoing marketing efforts and in order to build customer loyalty, we launched our “Loyal Customer” scheme in 1999. As of December 31, 2007, this program had more than 7.0 million members, approximately 3.6 million of whom were active customers of our stores, which is defined as customers who make purchase from our stores at least once a year and whose contact information is available in our database. Our member customers are entitled to receive free healthcare circulars published by our stores and gain one loyalty point for every RMB10.0 spent on our products. Loyalty points may be used to exchange for gifts as well as used as discounts for future purchases. At the end of each calendar year, unutilized loyalty points are forfeited and cannot be carried forward.
     We maintain a database of our loyalty scheme membership, including customer profiles and purchasing records, and this helps us tailor our promotional programs to meet our customers’ specific needs. On average, members of our loyalty scheme spend approximately 2.3 times more per sales transaction than non-member customers, and our member customers purchase more frequently from our stores than non-member customers. Sales to our member customers accounted for 53.4% of our revenue in 2007.
     Our loyalty scheme membership has grown rapidly in recent years. The following table set forth the approximate number of our loyalty scheme members as of the dates indicated:

	As of December 31,
	2005	2006	2007
	(In thousands)
Members	2,757	4,781	7,075
Active members	1,626	2,343	3,643

     We have partnered with a number of retailers in Shenzhen, Guangzhou and Dalian to offer promotional benefits to our loyalty scheme members when they purchase products or services from these other retailers. Our promotional partners include stores selling food, eye glasses, shoes and other consumer products and shops providing dry cleaning, health examination and other services. From time to time, we also launch joint promotional campaigns with our loyalty scheme partners. We believe these joint promotional efforts not only enhance the attractiveness of our loyalty program, but also widen our customer base.
     We run advertisements periodically in selected newspapers to promote our brand and the products carried in our stores. Under our agreements with certain newspapers, we run one-page weekly or monthly advertisements in these newspapers, and the newspapers publish healthcare-related feature articles relating to the products we advertise near the dates of our advertisements. We usually arrange to deliver these newspapers to our loyalty scheme members. In selected cities, we promote our brand and products using billboards and on the passenger compartments of subway trains. In all cases, the advertising expenses are borne by the manufacturers of the products being advertised. Our advertisements are designed to promote our brand, our corporate image and the prices of products available for sale in our stores. Such advertising is not subject to the series of measures regulating the advertising of pharmaceutical products recently adopted by the PRC government.
Customers
     During 2007, our stores served an average of approximately 200,000 customers per day. Our typical customers are urban residents in major Chinese cities. We periodically conduct qualitative customer surveys in cities in which we operate more than 100 drugstores, helping us to build a stronger understanding of our market position and our customers’ purchasing habits. In addition, we also sell prescription and OTC drugs to non- retail customers who choose to purchase from us rather than from manufacturers and distributors of pharmaceutical products directly, as these non-retail customers believe they can leverage the economies of scale realized by our greater purchasing power and obtain better pricing terms from us than directly purchasing the same products from the manufacturers and distributors. Sales to these non-retail customers constituted less than 1% of our revenue in each of 2006 and the 2007. We do not allow product returns for our sales to our non-retail customers.
     Our sales to retail customers are paid by cash or debit or credit cards, or by medical insurance cards under the national medical insurance program. We obtain payments from the relevant government social security bureaus, for sales made to eligible participants in the national medical insurance program on a monthly basis. See “— Regulation — Reimbursement under the National Medical Insurance Program.” As of December 31, 2007, 523, or 26.1% of our stores are designated stores under the PRC national medical insurance program.
Procurement
     We currently source our merchandise from approximately 3,490 suppliers, including 1,481 manufacturers and approximately 2,009 wholesalers. Among these 3,490 suppliers, approximately 2,000 of them supplied us with between one and three products. In 2007, 75.2% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 20.0% of our total purchases in 2007. The transaction value of purchases from our largest five suppliers accounted for 27.7% of our total purchases in 2007. We believe that competitive sources are readily available for substantially all of the merchandise we carry in our stores, and our strategy is to consolidate our procurement through centralized purchases from fewer suppliers.
     While our selection of suppliers is currently centralized, supplier negotiations and placing of purchase orders are to a large degree handled by the regional Nepstar companies, partly reflecting the dominance of regional wholesalers in China’s drug supply chain. We are in the process of centralizing our merchandise procurement and replenishment operations. We believe a more centralized and controlled procurement strategy not only benefits us by reducing our cost of purchase, but also benefits the manufacturers from whom we source our products. This is because drug manufacturers have historically relied on wholesalers to sell their products due to the relative small size of drug retailers, and manufacturers incur significant marketing expense to promote their brands and products. As we grow in size and as we continue to centralize our merchandise procurement, our greater sourcing capability makes us a more attractive distribution channel for many drug manufacturers. In addition, as an increasing number of our customers choose to purchase drugs from our stores due to their trust in our brand name and reputation, manufacturers can reduce their marketing expense while increasing their sales volume by selling directly to us.
Distribution
     Our stores are supported by our national distribution center located near our headquarters in Shenzhen and 11 regional distribution centers serving our drugstores located in 64 cities across China. Our suppliers normally deliver merchandise to our regional distribution centers, but we arrange for the transportation of merchandise to our national distribution center if a particular supplier cannot deliver regionally, and in these cases we levy a fee on the supplier for reimbursement of transportation costs we incur. Merchandise is delivered from our national distribution center to the regional distribution centers which in turn serve our stores in the region, normally using our own vehicles. At each distribution center, we maintain a small fleet of trucks to deliver products to our stores and we replenish merchandise for each of our stores twice every week.
     In order to increase operating efficiency and to accommodate future growth, we plan to build two new distribution centers, one in Shenzhen and one in Hangzhou, to serve our stores located in the Pearl River Delta and the Yangtze River Delta regions, where we currently have a strong market presence and plan to open a significant number of new stores. Each new distribution center is expected to have approximately 20,000 square meters of storage space. The new distribution center in Shenzhen is expected to be completed in 2009 and upon completion, will replace our existing distribution center located in Shenzhen. The new distribution center in Hangzhou is expected to be completed by the end of 2010.
     The operations of all of our distribution centers, including inventory management and deliveries, are integrated and coordinated by our integrated information system. This provides us with up-to-date product availability information so as to optimize our inventory management.
Information Management and Inventory Control
     Our information management system, STARIII, was initially developed by us with the technology support provided by a software company in Taiwan in 1998. We have since continually maintained and upgraded the system, including two significant upgrades in 2001 and 2004, respectively.
     Each of our drugstores is equipped with computer terminals that are connected with our integrated information management system via real time broadband Internet links. Each merchandise item offered by our stores is coded with a unique bar-coded item number for its identification in the store point-of-sale system which, in turn, is linked to our information management system in real time. Cashiers scan the merchandise being sold and the data are recorded instantly. Our information management system generates a daily sales report, which enables us to quickly collect sales information, track and analyze inventory levels and sales trends, and enable us to optimize merchandise levels and product mix. Sales reports can also be produced at more frequent intervals, for example to monitor sales generated by a new product or by a promotional event. We also use this system to facilitate our category management decisions, fine-tune product selection, pricing, shelf space allocation, store replenishment triggers and distribution center replenishment triggers.
     We have recently started to upgrade our information management and inventory control system by implementing a retail ERP system to fully integrate our merchandise selection, procurement, pricing, distribution and retail management processes in line with global retailing best practices. The project will be implemented in three phases. The first phase will cost approximately RMB35.0 million and is expected be completed by the end of 2008. We plan to spend approximately RMB50.0 million in total and expect the complete implementation of the ERP system will take approximately two years. Upon the completion of the planned upgrades, our information management system will have a national platform with regional hubs (in our major distribution centers), with an increased aggregate capacity sufficient to support the planned expansion of our store network. The information management system is also expected be able to collect and analyze more data, and provide more complete and accurate data for our management decision making. However, we cannot assure you that these upgrades will be carried out timely and successfully to meet our growth requirements. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We rely on computer software and hardware systems in managing our operations, the capacity of which may restrict our growth and the failure of which could adversely affect our business, financial condition and results of operations.”
     We manage our inventory carefully in order to minimize inventory holding cost, ensure timely delivery of merchandise and maintain the variety of merchandise available in our stores. We perform quarterly and ad hoc inventory counts in our stores and distribution centers, and perform daily inventory counts in stores for expensive merchandise and products that are vulnerable to pilferage. We require our store managers to follow up on any inventory discrepancies discovered during each inventory count and report the results to the relevant regional Nepstar company.
Cash Control
     A substantial portion of our sales are made in cash and we have adopted strict cash control procedures in all of our stores. In particular, the details of each sales event are recorded in our integrated information management system, and the cash generated at our stores is collected and deposited daily in designated bank accounts, which are controlled by our headquarters. Our financial department also carries out a daily reconciliation of sales data collected on our information management system with cash receipts as confirmed by the banks. The cash needs of each regional Nepstar company are dispatched centrally on a weekly basis based on budgeted amounts.

Quality Control
     We place strong emphasis on quality control for both merchandise sourcing and in-store services. Our quality control starts with procurement. As of December 31, 2007, we had 225 suppliers for our private label products. We had selected these vendors out of a large number of manufacturers after reviewing these manufacturers’ GMP compliance status and their product quality, manufacturing facilities and technology, packaging, transportation and storage capabilities as well as cost competitiveness of their products.
     We conduct random quality inspections of each batch of products we procure. We replace our suppliers if they fail to pass our quality inspections. Since there is a significant manufacturing capability surplus within the Chinese pharmaceutical industry, it is possible for us to change suppliers without a material interruption to our business. We have established a quality control department at our headquarters and we maintain quality inspectors at each of our regional Nepstar companies. We regularly dispatch quality inspectors to our stores to monitor the service quality of our staff. We take into account the feedback received during these inspections when determining the bonus portion of our store employee’s salaries.
Competition
     The drugstore industry in China is intensely competitive, rapidly evolving and highly fragmented. We primarily compete with other retail drugstore chains or drugstores, but also increasingly face competition from discount stores, convenience stores and supermarkets as we increase our offering of non-drug convenience products and services. We compete for customers primarily on the basis of store location, merchandise selection, our private label offerings, prices, services that we offer and our brand name. We believe that continued consolidation of the drugstore industry and continued new store openings by chain store operators will further increase competitive pressures in the industry. In addition, in certain of our targeted cities, such as Beijing and Shanghai, where local regulations prohibit the opening of new drugstores within certain distances of an existing store, and where other retail drugstore chains and independent drugstores have occupied many prime locations, we expect to face additional competition in terms of finding suitable new store locations if we expand into these cities.
     Our primary competitors vary from region to region as most other retail drugstore chains in China operate on a regional basis. We do not consider individual drugstores as our major competitors, although we compete with them on an aggregate basis. Our main competitors in Shenzhen include Shenzhen Accord Pharmacy Co., Ltd. and Shenzhen Associate Pharmacy Co., Ltd.; our main competitors in Guangzhou are Guangzhou Dashenlin Chain Drugstore; and our main competitors in Dalian, Hangzhou and Ningbo are Liaoning Chengda Co., Ltd., Hangzhou Wulin Drugstore Co., Ltd. and Ningbo Siming Dayaofang Co., Ltd., respectively. There are significant differences between regions in the PRC due to distinctive demographics, local regulations and shopping habits, among other factors. Over the past decade, we have gained valuable and extensive expertise in operating a cross-region retail drugstore chain, which we believe will continue to give us advantages in competing with other drugstore chains.
     The requirements for capital, brand strength and management expertise to operate a retail drugstore chain make it difficult for new entrants to enter into the drugstore industry. In addition, current PRC laws, rules and regulations effectively limit a foreign investor’s ownership in retail drugstores to 49.0% if the investor owns interests in more than 30 drugstores that sell a variety of branded drugs sourced from different suppliers. This limitation, together with the complex market conditions and distinctive PRC regulations and consumer habits, has made it difficult for foreign retail drugstore chain operators to enter into the PRC market. If the PRC government removes the barriers for the foreign companies to control more than 30 drugstores in China, we could face increased competition from foreign companies. Some of our existing and potential competitors, especially foreign competitors, may enjoy competitive advantages over us, such as better information management systems, greater financial resources, operating experience and management expertise.
Insurance
     We maintain property insurance policies covering our distribution centers, stores and vehicles for losses due to fire, earthquake, flood and a wide range of other disasters. We also maintain insurance policies covering our inventories in transit from our distribution centers to our stores. Our total insurance coverage totaled approximately RMB706.8 million for 2008 and we have paid approximately RMB0.6 million in insurance premiums for the coverage. Furthermore, like other similar companies in China, we do not carry product liability insurance, and we do not have any business interruption insurance due to the limited coverage of any business interruption insurance in China. We consider our current insurance coverage to be adequate. However, successful product liability and personal injury claims and uninsured damages to any of our distribution centers and our stores could have a material adverse effect on our financial condition and results of operations.
Regulation
     As a distributor and retailer of pharmaceutical products, we are subject to regulation and oversight by different levels of the food and drug administration in China, in particular, the SFDA. The Law of the PRC on the Administration of Pharmaceutical Products, as amended, provides the basic legal framework for the administration of the production and sale of pharmaceutical products in China and governs the manufacturing, distributing, packaging, pricing and advertising of pharmaceutical products in China. The corresponding implementation regulations set out detailed rules with respect to the administration of pharmaceuticals in China. We are also subject to other PRC laws and regulations that are applicable to business operators, retailers and foreign-invested companies.
Distribution of Pharmaceutical Products
     A distributor of pharmaceutical products must obtain a distribution permit from the relevant provincial- or designated municipal- or county-level food and drug administration. The grant of such permit is subject to an inspection of the distributor’s facilities, warehouses, hygienic environment, quality control systems, personnel and equipment. The distribution permit is valid for five years, and the holder must apply for renewal of the permit within six months prior to its expiration. In addition, a pharmaceutical product distributor needs to obtain a business license from the relevant administration for industry and commerce prior to commencing its business. All of our consolidated entities that engage in retail pharmaceutical business have obtained necessary pharmaceutical distribution permits, and we do not expect any difficulties for us to renew these permits and/or certifications.
     In addition, under the Supervision and Administration Rules on Pharmaceutical Product Distribution promulgated by the SFDA on January 31, 2007, and effective May 1, 2007, a pharmaceutical product distributor is responsible for its procurement and sales activities and is liable for the actions of its employees or agents in connection with their conduct of distribution on behalf of the distributor. A retail distributor of pharmaceutical products is not allowed to sell prescription pharmaceutical products, or Tier A OTC pharmaceutical products, listed in the national or provincial medical insurance catalogs without the presence of a certified in-store pharmacist. See “— Reimbursement under the National Medical Insurance Program.”
Restrictions on Foreign Ownership of Wholesale or Retail Pharmaceutical Business in China
     PRC regulations on foreign investment currently permit foreign companies to establish or invest in wholly foreign-owned enterprises or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China. For retail sales, these regulations restrict the number and size of retail pharmacy stores that a foreign investor may establish. If a foreign investor owns more than 30 stores that sell a variety of branded pharmaceutical products sourced from different suppliers, the foreign investor’s ownership interests in the stores are limited to 49.0%.
     Our wholly owned subsidiary Nepstar Pharmaceutical currently owns 49.0% of the equity interest in each regional Nepstar company and has entered into contractual arrangements with each of these entities, including Nepstar IT Service, and Nepstar Management Consulting and their shareholders. See “Item 4. Information on the Company — C. Organizational Structure.”
Good Supply Practice Standards
     GSP standards regulate wholesale and retail pharmaceutical product distributors to ensure the quality of distribution of pharmaceutical products in China. The current applicable GSP standards require pharmaceutical product distributors to implement strict controls on the distribution of medicine products, including standards regarding staff qualifications, distribution premises, warehouses, inspection equipment and facilities, management and quality control. The GSP certificate is usually valid for five years.
     All of our consolidated entities that engage in the retail pharmaceutical business, including the regional Nepstar companies, have obtained their GSP certificates. These GSP certificates currently have expiration dates varying from one to four years. We do not expect any difficulties in renewing these certifications upon their expiration.
Prescription Administration
     Under the Rules on Administration of Prescriptions promulgated by the SFDA, effective May 1, 2007, doctors are required to include the chemical ingredients of the medicine they prescribe in their prescription and are not allowed to include brand names in their prescription. This regulation is designed to provide consumers with choices among different pharmaceutical products that contain the same chemical ingredients.
Advertisement of Pharmaceutical Products
     In order to prevent misleading advertising of pharmaceutical products, the SAIC and the SFDA jointly promulgated the Standards for Examination and Publication of Advertisements of Pharmaceutical Products and Rules for Examination of Advertisement of Pharmaceutical Products in March 2007. Under these regulations, there are prohibitions on the advertising of certain pharmaceutical products, and advertisement of prescription pharmaceutical products may only be made in authorized medical magazines. In addition, an approval must be obtained from the provincial level of food and drug administration before a pharmaceutical product may be advertised. Such approval, once obtained, is valid for one year.
Product Liability and Consumers Protection
     Product liability claims may arise if the products sold have any harmful effect on the consumers. The injured party may claim for damages or compensation. The General Principles of the Civil Law of the PRC, which became effective in January 1987, state that manufacturers and sellers of defective products causing property damage or injury shall incur civil liabilities for such damage or injuries.
     The Product Quality Law of the PRC was enacted in 1993 and amended in 2000 to strengthen the quality control of products and protect consumers’ rights and interests. Under this law, manufacturers and distributors who produce or sell defective products may be subject to confiscation of earnings from such sales, revocation of business licenses and imposition of fines, and in severe circumstances, may be subject to criminal liability.
     The Law of the PRC on the Protection of the Rights and Interests of Consumers was promulgated on October 31, 1993 and became effective on January 1, 1994 to protect consumers’ rights when they purchase or use goods or services. All business operators must comply with this law when they manufacture or sell goods and/or provide services to customers. In extreme situations, pharmaceutical product manufacturers and distributors may be subject to criminal liability if their goods or services lead to the death or injuries of customers or other third parties.
Price Controls
     The retail prices of some pharmaceutical products sold in China, primarily those included in the national and provincial medical insurance catalogs and those pharmaceutical products whose production or distribution are deemed to constitute monopolies, are subject to price controls in the form of fixed prices or price ceilings. Manufacturers or distributors cannot freely set or change the retail price for any price-controlled product above the applicable price ceiling or deviate from the applicable fixed price imposed by the PRC government. The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject to notification to the provincial pricing authorities.
     The retail prices of medicines that are subject to price controls are administered by the Price Control Office of the NDRC, and provincial and regional price control authorities. The retail price, once set, also effectively determines the wholesale price of that medicine. From time to time, the NDRC publishes and updates a list of medicine that are subject to price controls. Fixed prices and price ceilings on medicine are determined based on profit margins that the relevant government authorities deem reasonable, the type and quality of the medicine, its production costs, the prices of substitute medicine and the extent of the manufacturer’s compliance with the applicable GMP standards. The NDRC directly regulates the pricing of a portion of the medicine on the list, and delegates to provincial and regional price control authorities the authority to regulate the pricing of the rest of the medicine on the list. Provincial and regional price control authorities have discretion to authorize price adjustments based on the local conditions and the level of local economic development. Currently, approximately 2,014 pharmaceutical products are subject to price control. The price controls of all of those pharmaceutical products are administered by the NDRC.
     Only the manufacturer of a medicine may apply for an increase in the retail price of the medicine, and it must either apply to the provincial price control authorities in the province where it is incorporated, if the medicine is provincially regulated, or to the NDRC, if the medicine is NDRC regulated. For a provincially regulated medicine, in cases where provincial price control authorities approve an application, manufacturers must file the newly approved price with the NDRC for record and thereafter the newly approved price will become binding and enforceable across China.
     Since May 1998, the PRC government has been ordering reductions in the retail prices of various pharmaceutical products. The latest price reduction occurred in December 2007 and affected 47 different pharmaceutical products, none of which is sold in our stores. As of December 31, 2005, 2006 and 2007, 2.0%, 7.5% and 12.7% of the pharmaceutical products we offered were subject to price controls, respectively.
     The NDRC may grant premium pricing status to certain pharmaceutical products that are under price control. The NDRC may set the retail prices of pharmaceutical products that have obtained premium pricing status at a level that is significantly higher than comparable products.
Reimbursement under the National Medical Insurance Program
     Eligible participants in the national medical insurance program, mainly consisting of urban residents, are entitled to purchase medicine when presenting their medical insurance cards in an authorized pharmacy, provided that the medicine they purchase have been included in the national or provincial medical insurance catalogs. Depending on relevant local regulations, authorized pharmacies either sell medicine on credit and obtain reimbursement from relevant government social security bureaus on a monthly basis, or receive payments from the participants at the time of their purchases, and the participants in turn obtain reimbursement from relevant government social security bureaus.
     Medicine included in the national and provincial medical insurance catalogs is divided into two tiers. Purchases of Tier A pharmaceutical products are generally fully reimbursable, except that certain Tier A pharmaceutical products are only reimbursable to the extent the medicine are used for specifically stated purposes in the medical insurance catalogs. Purchasers of Tier B pharmaceutical products, which are generally more expensive than Tier A pharmaceutical products, are required to make a certain percentage of co-payments, with the remaining amount being reimbursable. The percentage of reimbursement for Tier B OTC pharmaceutical products varies in different regions in the PRC. Factors that affect the inclusion of medicine in the medical insurance catalogs include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public.
     The PRC Ministry of Labor and Social Security, together with other government authorities, has the power to determine every two years which medicine are included in the national medical insurance catalog, under which of the two tiers the included medicine falls, and whether an included medicine should be removed from the catalog. Provincial governments are required to include all Tier A medicines listed on the national Medical Insurance Catalog in their provincial medical insurance catalogs. For Tier B medicines listed in the national medical insurance catalog, provincial governments have the discretion to adjust upwards or downwards by no more than 15% from the number of Tier B medicine listed in the national medical insurance catalog that is to be included in the provincial medical insurance catalogs. The amount in a participant’s individual account under the program varies, depending on the amount of contributions from the participant and his or her employer. Generally, participants under the national medical insurance program who are from relatively wealthier parts of China and metropolitan centers have greater amounts in their individual accounts than those from other parts of the country. Different regions in China have different requirements regarding the caps of reimbursements in excess of the amounts in the individual accounts.
Sales of Nutritional Supplements and other Food Products
     According to the PRC Food Hygiene Law and Rules on Food Hygiene Certification, a distributor of nutritional supplements and other food products must obtain a food hygiene certificate from relevant provincial or local health regulatory authorities. The grant of such certificate is subject to an inspection of the distributor’s facilities, warehouses, hygienic environment, quality control systems, personnel and equipment. The food hygiene certificate is valid for four years, and the holder must apply for renewal of the certificate within six months prior to its expiration.
Trademarks
     The PRC Trademark Law and the PRC Trademark Implementing Regulations provide the basic legal framework for the regulation of trademarks in China, and the SAIC is responsible for the registration and administration of trademarks throughout the country. The PRC has adopted a “first-to-file” principle with respect to trademarks.
     PRC law provides that each of the following acts constitutes infringement of the exclusive right to use a registered trademark:
•	use of a trademark that is identical with or similar to a registered trademark in respect of the same or similar commodities without the authorization of the trademark registrant;

•	sale of commodities infringing upon the exclusive right to use the trademark;

•	counterfeiting or making, without authorization, representations of a registered trademark of another person, or sale of such representations of a registered trademark;

•	changing a registered trademark and selling products on which the altered registered trademark is used without the consent of the trademark registrant; and

•	otherwise infringing upon the exclusive right of another person to use a registered trademark.
     In the PRC, a trademark owner who believes the trademark is being infringed has three options:
•	The trademark owner can provide his trademark registration certificate and other relevant evidence to the state or local Administration for Industry and Commerce, or AIC, which can, in its discretion, launch an investigation. The AIC may take actions such as ordering the infringer to immediately cease the infringing behavior, seizing and destroying any infringing products and representations of the trademark in question, closing the facilities used to manufacture the infringing products or imposing a fine. If the trademark owner is dissatisfied with the SAIC’s decision, he may, within 15 days of receiving such decision, institute civil proceedings in court.
•	The trademark owner may institute civil proceedings directly in court. Civil remedies for trademark infringement include:
•	injunctions;

•	requiring the infringer to take steps to mitigate the damage (i.e., publish notices in newspapers); and

•	damages (i.e. compensation for the economic loss and injury to reputation as a result of trademark infringement suffered by the trademark owner).
The amount of compensation is calculated according to either the gains acquired by the infringer from the infringement, or the losses suffered by the trademark owner, including expenses incurred by the trademark owner to claim and litigate such infringement. If it is difficult to determine the gains acquired by the infringer from the infringement, or the losses suffered by the trademark owner, the court may elect to award compensation of not more than RMB500,000.
•	If the trademark infringement is so serious as to constitute a crime, the trademark owner may file a complaint with the police and the infringer is subject to investigation for criminal liability in accordance with PRC law.
Dividend Distribution
     The principal laws, rules and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), as amended in 2006, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our consolidated PRC entities, including wholly foreign owned enterprises, or WFOEs, and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities, including WFOEs and domestic companies, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the accumulative amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends. As of December 31, 2007, the accumulated balance of our statutory reserve funds reserves amounted to RMB8.1 million (US$1.1 million) and the accumulated profits of our consolidated PRC entities that were available for dividend distribution amounted to RMB70.0 million (US$9.6 million).
Tax
     See “Item 10. Additional Information — E. Taxation.”
C. Organizational Structure
     The following diagram illustrates our current corporate structure. Except China Nepstar, which is incorporated under the law of Cayman Islands, each of the other companies within our corporate structure is incorporated under PRC law.

(1)	Weifang Nepstar provides merchandise procurement services to the regional Nepstar companies.

(2)	Yunnan Nepstar is our consolidated subsidiary that operates our directly operated stores in Yunnan province. Nepstar Pharmaceutical owns a 40% equity interest in Yunnan Nepstar. Yunnan Nepstar’s assets, liabilities and results of operations are consolidated into our financial statements because of our legal and unilateral control over its business operations and management. Please refer to note 1(a)(ii) to our audited financial statements included elsewhere in this annual report.

*	Significant subsidiaries

D. Property, Plant and Equipment
     Our corporate headquarters are located in Shenzhen, where we lease an aggregate of 1,413 square meters of office space. We currently operate one national distribution center located near our headquarters and 11 regional distribution centers with a combined total of approximately 43,463 square meters of space. We lease all of our distribution centers for various terms ranging from one year to 10 years. To support our continued expansion, we plan to establish two new distribution centers, one in Shenzhen and one in Hangzhou, to serve the Peal river and Yangtze river delta regions, where a significant portion of our stores are located and where we plan to open a significant number of new stores in the next few years. We plan to spend approximately US$27.4 million to construct the two new distribution centers. Each of the two new distribution centers will have approximately 20,000 square meters of storage space and is expected to be completed in 2009 and 2010, respectively. Upon completion, the new Shenzhen distribution center will replace our existing distribution center located in Shenzhen. We believe that there will be no significant difficulties for us to locate suitable distribution centers and enter into new leases on acceptable terms. We also do not expect any significant difficulties in renewal of existing leases upon their expiration, where desired.
     Substantially all of our store space is leased from third parties. Our leases in respect of those properties generally have a five year term. As of December 31, 2007, 328 leases (covering an aggregate gross floor area of approximately 38,269 square meters, equivalent to approximately 18.2% of the total gross floor area of properties we occupied) will terminate within two years. We must negotiate with the landlords for an extension of the old leases or enter into new leases upon their termination, and our landlords may request a rent increase. Under applicable PRC law, we have priority over other potential lessees with respect to the leased store space on the same terms. Our community stores are normally relatively small in size and the facilities inside the store are easily movable. As a result, we do not expect our drugstore operations to be materially and adversely affected by any failure to renew or enter into new leases.
     As of December 31, 2007, we had 2,029 leased properties with an aggregate gross floor area of approximately 272,543 square meters. Approximately 30.7% of these leased properties had defects in their legal titles. Out of the total floor area of properties with defects in their legal titles, approximately 83,591 square meters were used as drugstores, equivalent to approximately 36.0% of the total gross floor area of our drugstores. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We do not possess clear leasehold titles or written agreements providing for usage rights in respect of some of our occupied properties.” We have not been evicted from any premises that we occupy because of the relevant defects in leases, and nor do we expect to be evicted from such premises in the foreseeable future.
Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects
     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.
A. Operating Results
Overview
     Since our inception in 1995, we have rapidly expanded our operations, primarily through organic growth. Our directly operated drugstores increased from 1,115 as of December 31, 2005, to 1,446 as of December 31, 2006 and 2,002 as of December 31, 2007. According to the China Drugstore Magazine, we had the highest revenues in 2005 and 2006 and 2007 among all directly operated retail drugstore chains in China, and we believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo, Suzhou and Kunming, in terms of store count. Our revenue increased from RMB1,313.2 million in 2005, to RMB1,732.4 million in 2006 and to RMB1,954.7 million (US$268.0 million) in 2007, representing an increase of 12.8% from 2006 to 2007.
     The increase in private label product sales was a significant factor attributing to the increases in our gross margin since late 2005. Other factors attributable to the increases in our gross margin included our centralization of procurement and increased economies of scale realized by our large network of retail stores. Our gross margin, which was calculated as the difference between our revenue and cost of goods sold as a percentage of our revenue, increased from 29.0% in 2005, to 35.1% in 2006 and to 44.1% in 2007.
     The major financial performance indicators that our management uses to manage and assess our business include our revenue, average daily revenue per store, sales per customer visit, gross profit and gross margin, operating income, private label product revenue as a percentage of total revenue, inventory turnover days and cash balance. The major non-financial performance indicators that our management uses to manage and assess our business include number of stores, number of customer visits per store per day and the average time required for us to open a new store.
Factors Affecting Our Results of Operations
     We believe that the most significant factors that affect our results of operations are:
•	the continued growth of the drugstore industry in China;

•	our ability to expand our drugstore network;

•	our ability to optimize product offerings and increase sales of private label products;

•	our ability to control procurement cost and optimize product pricing; and

•	our ability to control operating expenses and achieve a high level of operating efficiency.
The Continued Growth of the Drugstore Industry in China
     Our business and revenue growth depend on the size of the retail market of pharmaceutical products in China. Retail sales of pharmaceutical products in China have grown significantly in recent years, and this trend is expected to continue. We believe that future growth in the Chinese drugstore industry will be driven by compelling industry fundamentals and favorable demographics. In particular, the increasing wealth and disposable income of Chinese people, an aging and more health conscious population and continued urbanization will contribute to the continued growth of the drugstore industry in China in the foreseeable future.
     The drugstore industry in China is highly fragmented. As the largest retail drugstore chain in China based on the number of directly operated stores, we had the highest revenue among all directly operated retail drugstore chains in China from 2005 to 2007. We believe there is a significant potential for our future growth.
     Moreover, recent regulatory changes in China are expected to drive the growth of drug sales at retail drugstores. Beginning in 1998, reimbursements under the national medical insurance program have become available for purchases of medicines from designated retail pharmacies. In addition, the PRC government authorities have imposed additional restrictions on the advertisement of drugs in recent years, which we expect to increase drug manufacturers’ reliance on retail drugstores to build brand familiarity among the general public. Furthermore, regulations were passed in 2005 to encourage the separation of pharmacy functions from the medical services offered by hospitals. We expect these and other regulatory changes to foster the growth of retail pharmacies, and thus the growth of drugstore chains like us in the long term.
     As the largest retail drugstore chain in China with a proven track record of expansion, we believe that our extensive store network and operational expertise, strong brand name and expansion plan provide us with a strong platform and we are well-positioned to capture growth opportunities in China’s drugstore industry.
Our Ability to Expand Our Drugstore Network
     We earn our revenue primarily from the sale of products, including our own private label products, carried by our drugstores. Our ability to increase revenue is directly affected by the number of drugstores in our network and our revenue per drugstore. In recent years, we have expanded our retail network rapidly. The following table sets forth certain information with respect to our stores for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
Number of stores at the beginning of the year	668	1,115	1,446
Number of stores at the end of the year	1,115	1,446	2,002
     We believe that store location is an important factor driving our average store sales. We establish stores in clusters in well-developed cities in China’s coastal and adjoining provinces. Within each major city, we locate our stores in well-established residential communities and prime retail locations. We plan to focus our near term expansion in our existing metropolitan markets, and in major cities where we have not had a presence and where we can leverage our existing distribution centers and other infrastructure.
     For our drugstores that had been opened for at least 12 months at the beginning of each year, the average daily revenue per store decreased from RMB5,075 in 2005, to RMB4,586 in 2006 and to RMB3,947 (US$541.1) in 2007. The decrease in the average daily revenue per store was primarily due to our continued opening of stores at new locations, which resulted in an increasingly larger proportion of stores that had been opened for less than 24 months. As a general matter, it takes about three years for sales growth of a new store to approach maturity, and the high proportion of stores that were still in the growing stage lowered the average daily revenue per store in 2005, 2006 and 2007.
     The following table sets forth the number of drugstores and our daily average revenue per store with respect to our stores that have opened more than 12 months at the beginning of each period:

	2005		2006		2007
		Daily		Daily		Daily
		Average		Average		Average
	Number of	Revenue per	Number of	Revenue per	Number of	Revenue per
	Drugstores	Store	Drugstores	Store	Drugstores	Store
Opened prior to December 31, 2003	406 (1)	5,075	406	4,990	406	4,819
Opened prior to December 31, 2004			668 (2)	4,586	668	4,553
Opened prior to December 31, 2005					1,115 (3)	3,958

(1)	Include the 218 drugstores opened prior to December 31, 2002.

(2)	Include the 406 drugstores opened prior to December 31, 2003.

(3)	Include the 668 drugstores opened prior to December 31, 2004.
Our Ability to Optimize Product Offerings and Increase Sales of Private Label Products
     The following table sets out a breakdown of our revenue by product categories for the periods indicated:

	Year Ended December 31,
	2005		2006		2007
		% of		% of		% of
	RMB	Revenue	RMB	Revenue	RMB	Revenue
	(in thousands, except percentages)
Prescription drugs	286,811	21.8%	410,953	23.7%	456,986	23.4%
OTC drugs	491,740	37.5	623,276	36.0	696,651	35.6
Nutritional supplements	248,541	18.9	311,599	18.0	357,790	18.3
Herbal products	28,999	2.2	35,366	2.0	51,248	2.6
Other products(1)	257,062	19.6	351,239	20.3	392,008	20.1

Total	1,313,153	100.0%	1,732,433	100.0%	1,954,683	100.0%

(1)	Include personal care, family care and convenience products.
     Our ability to optimize product offerings is an important factor affecting our results of operations. By offering quality, choice and convenience to our customers, we are able to achieve high gross margins from our product sales. As a result, we continuously review and refine our product offerings to respond to changing demographics, lifestyles, habits and preferences of customers. We also seek to focus our product offerings on drugs that contain the ingredients that we believe, based upon our analysis of a large quantity of drugs available for sale in China, drive consumer demand.
     We generate a substantial portion of our revenue from sales of prescription drugs and OTC drugs. Sales of prescription drugs accounted for 23.4% of our revenue in 2007, while sales of OTC drugs accounted for 35.6% of our revenue in 2007. Going forward, we plan to increase our offering of nutritional supplements, herbal products and personal care, family care and convenience products, which we believe increases customer visits to our stores by increasing the shopping convenience for our customers. We expect revenue from non-pharmaceutical products to increase at a faster pace compared to those of our pharmaceutical products in future periods.
     Our private label products generally have higher margins than our other products, because we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and distributors’ profit margin in the traditional merchandise supply chain. We launched our first private label product in September 2005, and since then our private label portfolio has increased to 1,356 products marketed using 133 private labels as of December 31, 2007, covering all categories of products we offer except herbal products. To develop our private label products, we have obtained rights to use an aggregate of 545 trademarks from the Neptunus Group and its affiliates, including 17 registered trademarks that we have obtained exclusive rights to use, 23 registered trademarks that we have obtained non-exclusive rights to use, and 505 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group, of which we have been granted the exclusive rights to use 239 and the non-exclusive rights to use 266, upon completion of the registration of the respective trademarks. In 2007, private label products accounted for approximately 18.7% of our revenue and 30.7% of our gross profit. Private label branding also gives us more freedom and flexibility in pricing and more control over product attributes and quality.
     The following tables set forth certain information with respect to our private label products:

	For the Year Ended December 31, 2007
	Revenue from	Private Label
	Private Label	Revenue as %
	Products	of Our Revenue
	(In thousands of RMB)
Prescription drugs	54,379	2.8%
OTC drugs	136,386	7.0%
Nutritional supplements	97,335	5.0%
Herbal products	—	—
Others(1)	77,250	3.9%
Total(2)	365,350	18.7%

(1)	Includes personal care, family care and convenience products.

(2)	Certain private labels are used in multiple categories of products.
Our Ability to Control Procurement Cost and Optimize Product Pricing
     Our cost of goods sold represents primarily our purchase cost of merchandise. No depreciation or amortization is included in our cost of goods sold because our business does not involve manufacturing, and the amount of property and equipment we use in acquiring, warehousing and transporting merchandise to our stores is limited and hence the related depreciation and amortization is immaterial. We plan to continue consolidating our procurement through centralized purchases from fewer suppliers, which we believe will enable us to procure goods on more favorable terms due to our enhanced bargaining position with our suppliers. We do not expect, however, to be dependent on any particular supplier, and expect to continue purchasing merchandise from a large number of suppliers in the foreseeable future. In 2007, we sourced our merchandise from approximately 3,490 suppliers, including 2,000 suppliers who supplied us with between one and three products. The transaction value of purchases from our largest supplier accounted for 20.0% of our total purchases in 2007. The transaction value of purchases from our largest five suppliers accounted for 27.7% of our total purchases in 2007.
     We source the majority of our merchandise from regional manufacturers and wholesalers of drug and non-drug products, and we make pricing decisions for these products, including all of our private label products. We set the retail prices of these products based on various factors, including our procurement costs, our agreements with suppliers, government policy and regulation, competition, customer preference and regional market considerations. In determining prices, we seek to maximize our gross margin as well as remain competitive in the market. For example, we set prices for our private label products lower than those of equivalent products. We are able to do so while commanding higher gross margins for our private label products as we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and distributors’ profit margin in the traditional merchandise supply chain. In addition, we source a portion of our drugs from large manufacturers, and the pricing decisions for these products are usually made by the manufacturers based on factors including the prices of competitive drugs and the expected marketing expenditures.
     A portion of the medicines sold in our stores, primarily those included in the national or provincial medical insurance catalogs,

are subject to price controls in the form of fixed prices or price ceilings. From time to time, the PRC government publishes a list of medicines that are subject to price controls either at the national level or the provincial or regional level. Fixed prices and price ceilings on medicines are determined based on profit margins that the relevant government authorities deem reasonable, the type and quality of the medicine, its production costs and the prices of substitute medicines. Any future price controls or government mandated price reductions may have a material adverse affect on our financial condition and results of operations, including significantly reducing our revenue and profitability.
     While carrying medicines subject to price controls generally increases customer traffic and sales of other products, these medicines also generally have lower margins compared to our other products. Since May 1998, the relevant PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products 24 times. The latest price reduction occurred in December 2007 and affected 47 different pharmaceutical products, none of which is sold in our stores. As of December 31, 2005, 2006 and 2007, 2.0%, 7.5% and 12.7% of the pharmaceutical products we offered were subject to price controls, respectively. In 2005, 2006 and 2007, approximately 2.1%, 3.1% and 4.9% of our revenue was derived from sales of pharmaceutical products that are subject to price controls, respectively. The gradual increase in the number of pharmaceutical products we offered that were subject to price controls reflected the inclusion of more pharmaceutical products, especially popular pharmaceutical products, in China’s national medical insurance scheme. We expect that sales of pharmaceutical products that are subject to price controls as a percentage of our total revenue to increase in the future, which we expect to have a negative effect on our gross margin.
Our Ability to Control Operating Expenses and Achieve a High Level of Operating Efficiency
     Our ability to control operating expenses and achieve a high level of operating efficiency is a key factor driving our results of operations. The following table sets forth our operating expenses as a percentage of our revenue for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
Sales, marketing and other operating expenses	26.5%	29.9%	31.0%
General and administrative expenses	3.5	3.6	3.9

Total operating expenses	30.0%	33.5%	34.9%

     Our sales, marketing and other operating expenses primarily consist of salaries and benefits of our in-store pharmacists and other store and distribution center staff, rental and utility expenses of our stores and distribution centers. Sales, marketing and other operating expenses also include depreciation of leasehold improvements of our stores, distribution centers and store equipment as well as costs associated with organizing promotional and marketing activities. We expect our total sales, marketing and other operating expenses to increase as we hire additional in-store pharmacists and other store staff, lease additional stores, construct additional distribution centers and incur other additional costs in connection with the expansion of store network. However, we plan to maintain our sales, marketing and other operating expenses in line with our growth in revenue.
     Our general and administrative expenses primarily consist of salaries and benefits for our management and administrative personnel, rental and utility expenses of premises used for administrative purposes, depreciation of our administrative equipment, fees and expenses of legal, accounting and other professional services, office consumables and other expenses associated with our administrative offices. We expect general and administrative expenses to increase as we recruit additional professionals and incur additional costs as a result of the growth of our business.
     Key factors affecting our operating expenses include the following:
•	The amount of time required to open new stores and for new stores to become profitable. The amount of time required for us to open new stores, measured from date of initial occupation to commencement date of operations, decreased from an average of 39 days in 2006 to 35 days in 2007. As part of our efforts to continue to reduce the amount of time required to open new stores as well as for new stores to become profitable, we have developed uniform standards and streamlined our store operations through centralized management.

•	Sufficient Inventory Levels. We must maintain sufficient inventory levels to meet our customers’ needs on one hand, and to guard against the risk of accumulating excess inventory on the other hand. Carrying excess inventory would increase our inventory holding costs, and failure to have sufficient inventory could cause us to lose customers, either of which could reduce our revenue and profitability. In 2005, 2006 and the 2007, our inventory turnover days, calculated as the average of inventory at the beginning of the year and inventory at the end of the year, divided by cost of goods sold for the year and then multiplied by 365, was 74 days, 81 days and 93 days, respectively. The increases in inventory turnover days over the period were caused by higher inventory levels for some of our newly introduced private label products, as their initial sales volumes were relatively small and we had to purchase enough quantity of such products to comply with the minimum quantity requirements by our suppliers when we place a purchase order. We expect our inventory turnover days to decrease as we continue to increase centralized procurement, increase our sales volume and upgrade our information management systems and logistic processes.
•	Warehousing Costs. We depend on our distribution centers to provide effective support to our stores, cope with distinctive regional factors such as local regulatory requirements and demographics, and reduce the incremental cost of opening additional stores in cities close to our existing distribution centers. We currently have one national distribution center located close to our headquarters in Shenzhen and 11 regional distribution centers serving our stores located in 64 cities across China. We plan to spend approximately RMB200.0 million (US$27.4 million) to build two new distribution centers, one in Shenzhen and one in Hangzhou to serve our stores located in the Pearl River Delta and the Yangtze River Delta regions, respectively, where we currently have a strong market presence and plan to open a significant number of new stores. We expect depreciation, which is included in our sales, marketing and other operating expenses, to increase significantly upon completion of the new distribution centers in Shenzhen and Hangzhou in 2009 and 2010, respectively.
Recent Acquisitions
     In February 2008, we entered into definitive agreement to acquire all of the 68 drugstores (including inventory and store equipment) owned by Ningbo New Century Medical Ltd. for cash consideration of RMB30.0 million (US$4.1 million). In addition, we entered into an agreement with Dongguan Hui Ren Tang Pharmaceutical Co. Ltd. to purchase all of its 18 directly operated chain drugstores in Dongguan City, Guangdong Province for a cash consideration of RMB2.3 million (US$0.3 million) in February 2008. We have taken over the operations of the acquired stores in March 2008. The cost of acquisitions is less than 1.0% of our total assets as of December 31, 2007 and is immaterial to our company.
Seasonality
     Our business is subject to seasonal variations in demand. In particular, traditional retail seasonality affects the sales of nutritional supplements, herbal products, personal and family care products, convenience products and certain drugs. Sales of our pharmaceutical products typically benefit in the fourth quarter from the winter cold season, and are lower in the first quarter of each year because Chinese New Year falls in the first quarter of each year and our customers generally pay fewer visits to drugstores during this period. In addition, sales of some health and beauty products are driven, to some extent, by seasonal purchasing patterns and seasonal product changes. We may be unable to manage the increased sales effectively in the high sales season, and increases in inventory in anticipation of sales increase could negatively affect our cash flow.
Taxation
     The recently enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise.
     Under the EIT Law and implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. We derive substantially all of our revenue and income from our operations in China; therefore, if we are treated as a “non-resident enterprise” for PRC tax purposes, dividends paid by our PRC subsidiaries to us will be subject to the 10% PRC income tax.
     Our operating subsidiaries including the regional Nepstar companies, all being incorporated in the PRC, were subject to the PRC enterprise income tax rate of 33% for periods prior to January 1, 2008, except for certain subsidiaries and tax paying retail store entities located and conducting operations in the Shenzhen and Zhuhai Special Economic Zones and the Yunnan Province in the PRC, which were subject to a preferential tax rate of 15%. Under the implementation rules of the EIT law, companies that enjoyed preferential income tax rates prior to January 1, 2008 have a 5-year period to transition to the 25% uniform tax rate. In particular, companies that were subject to a tax rate of 15% will be subject to tax rates of 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012, respectively. Accordingly, our operating subsidiaries and retail store entities in Shenzhen that were subject to 15% income tax rate in 2007 will be subject to 18% income tax rate in 2008. Yunnan Nepstar may enjoy an income tax rate of 15%, subject to annual review and approval of tax authority, until 2010 under the PRC policy to encourage development in Western China. Our subsidiaries outside of Shenzhen and Yunnan are subject to the 25% uniform tax rate commencing on

January 1, 2008.
Critical Accounting Policies
     We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect: (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.
     We believe that any reasonable deviation from those judgments and estimates would not have a material impact on our financial condition or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of operations and corresponding balance sheet accounts would be necessary. These adjustments would be made in future financial statements.
     When reading our financial statements, you should consider: (i) our critical accounting policies; (ii) the judgment and other uncertainties affecting the application of such policies; (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements. We have not made any material changes in the methodology used in these accounting policies during the past three years.
Share-Based Compensation
     We account for share-based compensation in accordance with SFAS No. 123R, under which we are required to measure the fair value of employees share options on the date of the option grant, and recognize shared-based compensation expense in our consolidated statements of operations over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. In connection with the Pre-IPO Option Scheme, we granted 1,000,000 options, 6,680,000 options, 1,000,000 options and 200,000 options on August 30, 2005, March 20, 2006, September 1, 2006, and November 9, 2007, respectively. The exercise price was US$0.075 per share for options granted on August 30, 2005, US$0.75 per share for options granted on March 20, 2006 and September 1, 2006 and US$8.10 for the options granted on November 9, 2007. With respect to the options granted on August 30, 2005, 25.0% of which vested immediately on the date of grant and the remaining 75.0% of the options shall vest over a three year period in 12 equal three-monthly installments. With respect to the options granted on March 20, 2006 and September 1, 2006, 25.0% of which vested immediately on the respective dates of grant and the remaining 75.0% of the options shall vest over a four year period in eight equal six-monthly installments. With respect to the options granted on November 9, 2007, the options will vest and become exercisable in three equal annual installments on the first, second and third anniversaries of the date of grant.
     Since none of our employee share options outstanding as of December 31, 2005 and 2006 were exercisable until the consummation of a qualified initial public offering, and we believed that achievement of such performance condition was not probable prior to consummation of a qualified initial public offering, given the level of uncertainty and the fact that such event is, at least partly, outside of our control, no share-based compensation expenses were recorded in 2005 and 2006 in accordance with SFAS No. 123R. We recorded share-based compensation expense for these options of RMB8.3 million in the year ended December 31, 2007 as the qualified initial public offering performance condition was met. The recognized share-based compensation expenses was allocated to sales, marketing and other expenses and general and administrative expenses in the amounts in the amounts of RMB1.8 million and RMB6.5 million, respectively. As of December 31, 2007, we had unrecognized share-based compensation expense of RMB2.1 million related to unvested options issued under the Pre-IPO Scheme which is expected to be recognized over a weighted average period of 1.5 years.
     We determined the fair value of employee share options granted under the Pre-IPO Option Scheme using the Black-Scholes option pricing model based on the assumptions shown in the table below. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected term of the options, the expected dividends on the underlying ordinary shares, and the expected volatility of the price of the underlying shares for the expected term of the options, are required in order to determine the fair value of the options. In addition, our ordinary share price on the date of the option grant affects the fair value of the options. Changes in these assumptions could significantly affect the option fair value and hence the amount of compensation expense we recognize in our consolidated financial statements.

	Awards granted on	Awards granted on	Awards granted on
	August 30, 2005	March 20, 2006	September 1, 2006
Expected dividend yield	0%	0%	0%
Expected volatility	39.17%	36.80%	35.19%
Risk-free interest rate	4.69%	5.26%	5.27%
Expected life (in years)	4.85	4.59	4.30
Estimated fair value of underlying ordinary shares (US$ per share)	0.46	0.49	0.57
     In connection with the share options granted in November, 2007, the exercise price of which is the same as our IPO price, we recorded share-based compensation expense of RMB0.4 million in general and administrative expenses in the year ended December 31, 2007. As of December 31, 2007, we had unrecognized compensation expense of RMB3.9 million related to such unvested share options which is expected to be recognized over a weighted average period of 1.9 years.
     The fair value of the options granted under the 2007 share incentive plan was determined using the binomial option pricing model based on following assumptions at the date of grant:

Expected dividend yield	1.67%
Expected volatility	40.74%
Risk-free interest rate	4.23%
Expected life (in years)	3.8-5.8
Depreciation and Amortization
     Our long-lived assets include property and equipment and intangible assets. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property and equipment (including the salvage values), and intangibles, in order to determine the amount of depreciation and amortization expenses to be recorded during any reporting period. We amortize leasehold improvements of our retail drugstores and other business premises over the shorter of five years or lease term. A majority of our leases have a five-year term. We estimate the useful lives of our other property and equipment at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological and other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we may shorten the useful lives assigned to these assets as appropriate, which will result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives and salvage values in 2005, 2006 and 2007.
Impairment of Long-Lived Assets
     We evaluate long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to the estimated undiscounted future cash flow expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. We recognized no impairment charges on our long-lived assets in 2005, 2006 and 2007.
Inventories
     Our inventories are stated at the lower of cost, determined under the weighted average cost method, or market value. Our inventories are not subject to significant risk of obsolescence. We manage our inventory level based on historical sales trends, forecasted customer demand and lead time in supplier delivery. We identify inventories of medicine products which have remaining shelf life of six months or less, which under the terms of our purchase agreements, can be returned to the suppliers in exchange for new batches of products. Our inventory write-downs due to shrinkage losses and damaged merchandise in 2005, 2006 and 2007 were RMB1.5 million, RMB2.8 million and RMB4.1 million (US$0.6 million), respectively.
Results of Operations
     The following table sets forth a summary of our statements of operations for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2005		2006		2007
		% of		% of		% of
	RMB	Revenue	RMB	Revenue	RMB	Revenue
	(In thousands, except percentages and per share data)
Revenue	1,313,153	100.0%	1,732,433	100.0%	1,954,683	100.0%
Cost of goods sold	(931,973)	(71.0)	(1,124,221)	(64.9)	(1,092,011)	(55.8)

Gross profit	381,180	29.0	608,212	35.1	862,672	44.1
Operating expenses:
Sales, marketing and other operating expenses (1)	(348,297)	(26.5)	(517,047)	(29.9)	(606,340)	(31.0)
General and administrative expenses (1)	(45,480)	(3.5)	(62,556)	(3.6)	(75,514)	(3.9)

(Loss)/Income from operations	(12,597)	(1.0)	28,609	1.6	180,818	9.3
Net interest income(2)	1,145	0.1	1,020	0.1	10,552	0.5
Investment income/(loss)(3)	(428)	—	1,006	0.1	1,077	0.1
Income taxes	(4,881)	(0.4)	(12,705)	(0.7)	(36,354)	(1.9)
Minority interests	(1,192)	(0.1)	(4,328)	(0.3)	(7,928)	(0.4)

Net (loss)/income	(17,953)	(1.4)	13,602	0.8	148,165	7.6
Accretion to Series A redeemable convertible preferred shares redemption value	(10,551)	(0.8)	(16,592)	(1.0)	(15,135)	(0.8)

Net (loss)/income attributable to ordinary shareholders	(28,504)	(2.2)%	(2,990)	(0.2)%	133,030	6.8%

Net (loss)/income per share
Basic	(0.25)		(0.03)		0.80
Diluted	(0.25)		(0.03)		0.80

(1)	The sales, marketing and other operating expenses and the general and administrative expenses in 2007 include share-based compensation expenses of RMB1.8 million (US$0.3 million) and RMB6.9 million (US$0.9 million), respectively, that were realized upon completion of our initial public offering in 2007.

(2)	Net interest income includes “interest income” and “interest expense” set forth in our consolidated financial statements included elsewhere in this annual report.

(3)	Investment income/(loss) includes “dividend income from cost method investments” and “gain/(loss) on disposal of cost method investments” set forth in our consolidated financial statements included elsewhere in this annual report.
Comparison of Years Ended December 31, 2006 and December 31, 2007
     Revenue. Our revenue increased by 12.8% to RMB1,954.7 million (US$268.0 million) in 2007 from RMB1,732.4 million in 2006. This increase was primarily due to higher sales of products we carry as a result of the continued increase in the number of our drugstores. The number of our directly operated drugstores increased to 2,002 as of December 31, 2007 from 1,446 as of December 31, 2006. Our average daily revenue per store for drugstores opened for at least 12 months at the beginning of each year decreased to 3,947 (US$541.1) in 2007 from RMB4,586 in 2006. The decrease was primarily due to changes in product portfolio and our continued opening of stores at new locations in 2007, which resulted in an increasing proportion of stores that had been opened for less than 24 months. Generally, it takes about three years for sales growth of a new store to approach maturity, and the high proportion of stores that were still in the growing stage lowered the average daily revenue per store.
     We generated a substantial portion of our revenue from sales of prescription drugs and OTC drugs in both 2006 and 2007. Sales of OTC drugs accounted for 36.0% and 35.6% of our revenue in 2006 and 2007, respectively, and sales of prescription drugs accounted for 23.7% and 23.4% of our revenue in 2006 and 2007, respectively. Going forward, we plan to increase our offering of nutritional supplements, herbal products and personal care, family care and convenience products, which we believe increases customer visits to our stores by increasing the shopping convenience for our customers. We expect revenue from non-pharmaceutical products to increase at a faster pace compared to those of our pharmaceutical products in future periods. Sales of private label products as a percentage of our revenue increased to 18.7% in 2007 from 17.5% in 2006.
     Gross Profit. Our gross profit increased by 41.8% to RMB862.7 million (US$118.3 million) in 2007 from RMB608.2 million in 2006. Our gross margin increased to 44.1% in 2007 from 35.1% in 2006. The increase in our gross margin was primarily due to an increase in private label product sales and centrally procured product sales as a percentage of our revenue. In 2007, private label products accounted for 18.7% of our revenue and 30.7% of our gross profit. Private label products generally command higher margins than their third party branded equivalents. This is because we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and distributors’ profit margin in the traditional merchandise supply chain. The increase of our gross margin was also a result of our refined product selection, which included a higher percentage of high gross margin products, as well as better pricing terms from suppliers as result of our continued centralization of procurement and increased economies of scale realized by our larger network of retail stores.
     Operating Expenses. Our operating expenses increased by 17.6% to RMB681.9 million (US$93.5 million) in 2007 from RMB579.6 million in 2006. Operating expenses as a percentage of our revenue increased to 34.9% in 2007 from 33.5% in 2006.
•	Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 17.3% to RMB606.3 million (US$83.1 million) in 2007 from RMB517.0 million in 2006. This increase was primarily due to increased salaries and bonus payments in connection with increased headcount as a result of the continued expansion of our drugstores. Salaries and bonuses paid to our in-store pharmacists and other store and distribution center staff increased by 25.8% to RMB263.2 million (US$36.1 million) in 2007 from RMB209.3 million in 2006. The increase in sales, marketing and other operating expenses was also due largely to higher rental and utility expenses for our stores and distribution centers, and increased depreciation for store and distribution center leasehold improvements and store equipment as we opened additional stores and additional distribution centers to accommodate our growth. Rental and utility expenses for our stores and distribution centers increased by 17.2% to RMB239.4 million (US$32.8 million) in 2007 from RMB204.2 million in 2006. Depreciation for store and distribution center leasehold improvements and store equipment increased by 5.6% to RMB41.8 million (US$5.7 million) in 2007 from RMB39.6 million in 2006. Sales, marketing and other operating expenses as a percentage of our revenue increased to 31.0% in 2007 from 29.8% in 2006. This increase was primarily due to our continued opening of stores at new locations, which typically require a period of time to develop customer base and generate sufficient revenue to become profitable, and increased sales of private label products, which generally have lower sales prices than the equivalent third party branded products. We expect that our sales, marketing and other operating expenses will increase as we continue to expand our store network, set up new distribution centers and upgrade our information management and inventory control system. However, we expect that revenue generated from our new stores will be sufficient to cover these additional costs.

•	General and Administrative Expenses. Our general and administrative expenses increased by 20.7% to RMB75.5 million (US$10.4 million) in 2007 from RMB62.6 million in 2006. This increase was primarily due to the recognition of RMB6.9 million share based compensation expenses upon completion of our initial public offering and an increase of RMB6.6 million on audit and audit related fees. General and administrative expenses as a percentage of our revenue increased to 3.9% in 2007 from 3.6% in 2006.
     Income from Operations. As a result of the foregoing, our income from operations increased significantly to RMB180.8 million (US$24.8 million) in 2007 from RMB28.6 million in 2006. Our operating margin increased to 9.3% in 2007 compared to 1.6% in 2006.
     Net Interest/Income. Our net interest income increased significantly to RMB10.6 million (US$1.4 million) in 2007 from RMB1.0 million in 2006. This increase was principally a result of the interest income on the cash raised in our initial public offering. The average balance of our cash in interest-bearing savings accounts increased to RMB2,758.5 million (US$378.2 million) in 2007 from RMB76.6 million in 2006.
     Net Investment Income. Our investment income which represents dividends received from our investments in companies that we do not exercise significant influence over their operations and financial policies increased to RMB1.1 million (US$0.1 million) in 2007 from RMB1.0 million in 2006.
     Income Taxes. Our income tax expense increased to RMB36.4 million (US$5.0 million) in 2007 from RMB12.7 million in 2006. Our effective tax rate decreased from 41.5% in 2006 to 18.9% in 2007. The decrease of our effective tax rate in 2007 was primarily due to a decrease in the effect of non-tax deductible staff costs and rental expenses. The decrease of our effective tax rate was also due to the magnitude of increase in valuation allowance in 2006 against certain deferred tax assets that we did not expect the benefits to be realizable. We did not experience such increase in valuation allowance in 2007. The above effects were partially offset by lower proportion of our PRC subsidiaries’ profits being subject to favorable tax rates in 2007.
     Minority Interests. Our minority interests increased to RMB7.9 million (US$1.1 million) in 2007 from RMB4.3 million in 2006. This increase was mainly due to an increase of Yunnan Nepstar’s after-tax profit attributable to minority shareholders.
     Net Income. As a result of the foregoing, our net income increased to RMB148.2 million (US$20.3 million) in 2007 from

RMB13.6 million in 2006.
     Accretion to Series A Redeemable Convertible Preferred Shares Redemption Value. Accretion to Series A redeemable convertible preferred shares redemption value was RMB15.1 million (US$2.1 million) in 2007 compared to RMB16.6 million in 2006. The decrease was largely due to the conversion of Series A redeemable convertible preferred shares into ordinary shares upon our initial public offering in November 2007.
     Net (Loss)/Income Attributable to Ordinary Shareholders. As a result of the foregoing, we had a net income attributable to ordinary shareholders of RMB133.0 million (US$18.2 million) in 2007 compared to a net loss of RMB3.0 million in 2006.
Comparison of Years Ended December 31, 2005 and December 31, 2006
     Revenue. Our revenue increased by 31.9% to RMB1,732.4 million in 2006 from RMB1,313.2 million in 2005. This increase was primarily due to higher sales of products we carry as a result of the continued increase in the number of our drugstores. The number of our directly operated drugstores increased to 1,446 as of December 31, 2006 from 1,115 as of December 31, 2005. Our average daily revenue per store for drugstores opened for at least 12 months at the beginning of each year decreased to RMB4,586 in 2006 from RMB5,075 in 2005. The decrease was primarily due to our continued opening of stores at new locations in 2006, which resulted in an increasing proportion of stores that had been opened for less than 24 months.
     We generated a substantial portion of our revenue from sales of prescription drugs and OTC drugs in both 2005 and 2006. Sales of OTC drugs accounted for 37.5% and 36.0% of our revenue in 2005 and 2006, respectively, and sales of prescription drugs accounted for 21.8% and 23.7% of our revenue in 2005 and 2006, respectively. Sales of private label products as a percentage of our revenue increased to 17.5% in 2006 from 1.5% in 2005.
     Gross Profit. Our gross profit increased by 59.5% to RMB608.2 million in 2006 from RMB381.2 million in 2005. Our gross margin increased to 35.1% in 2006 from 29.0% in 2005. The increase in our gross margin was primarily due to an increase in private label product sales as a percentage of our revenue. We launched our first private label product in September 2005. In 2006, private label products accounted for 17.5% of our revenue and 34.6% of our gross profit. Private label products generally command higher margins than their third party branded equivalents. This is because we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and distributors’ profit margin in the traditional merchandise supply chain. The increase of our gross margin was also a result of our refined product selection, which included a higher percentage of high gross margin products, as well as better pricing terms from suppliers as result of our continued centralization of procurement and increased economies of scale realized by our larger network of retail stores.
     Operating Expenses. Our operating expenses increased by 47.2% to RMB579.6 million in 2006 from RMB393.8 million in 2005. Operating expenses as a percentage of our revenue increased to 33.5% in 2006 from 30.0% in 2005.
•	Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 48.4% to RMB517.0 million in 2006 from RMB348.3 million in 2005. This increase was primarily due to increased salaries and bonus payments in connection with increased headcount as a result of the continued expansion of our drugstores. Salaries and bonuses paid to our in-store pharmacists and other store and distribution center staff increased by 53.7% to RMB209.3 million in 2006 from RMB136.1 million in 2005. The increase in sales, marketing and other operating expenses was also due largely to higher rental and utility expenses for our stores and distribution centers, and increased depreciation for store and distribution center leasehold improvements and store equipment as we opened additional stores and additional distribution centers to accommodate our growth. Rental and utility expenses for our stores and distribution centers increased by 46.1% to RMB204.2 million in 2006 from RMB139.8 million in 2005. Depreciation for store and distribution center leasehold improvements and store equipment increased by 46.2% to RMB39.6 million in 2006 from RMB27.1 million in 2005. Sales, marketing and other operating expenses as a percentage of our revenue increased to 29.9% in 2006 from 26.5% in 2005. This increase was primarily due to our continued opening of stores at new locations, which typically require a period of time to develop customer base and generate sufficient revenue to become profitable, and increased sales of private label products, which generally have lower sales prices than the equivalent third party branded products.

•	General and Administrative Expenses. Our general and administrative expenses increased by 37.5% to RMB62.6 million in 2006 from RMB45.5 million in 2005. This increase was primarily due to increases in salaries and bonus payments resulting from an increase in management and administrative personnel. Salaries and bonuses paid to management and administrative personnel increased by 49.2% to RMB39.4 million in 2006 from RMB26.4 million in 2005. General and administrative expenses as a percentage of our revenue increased to 3.6% in 2006 from 3.5% in 2005.
     (Loss)/Income from Operations. As a result of the foregoing, we had income from operations of RMB28.6 million in 2006 compared to loss from operations of RMB12.6 million in 2005. Our operating margin was 1.6% in 2006 compared to negative 1.0% in 2005.
     Net Interest/Income. Our net interest income decreased by 10.9% to RMB1.0 million in 2006 from RMB1.1 million in 2005. This decrease was principally a result of decreased average balance of our cash in interest-bearing savings accounts as we spent additional net proceeds we received from the issuance of Series A redeemable convertible preferred shares in opening new stores in 2006. The average balance of our cash in interest-bearing savings accounts decreased to RMB76.6 million in 2006 from RMB87.7 million in 2005.
     Investment (Loss)/Income. We had dividend income of RMB1.0 million in 2006 from our investments in companies that we do not exercise significant influence over their operations and financial policies. We incurred an investment disposal loss of RMB0.4 million in 2005.
     Income Taxes. Our income tax expense increased to RMB12.7 million in 2006 from RMB4.9 million in 2005. Our effective tax rate changed from negative 41.1% in 2005 to 41.5% in 2006 primarily due to an increase in the deferred tax asset valuation allowance for tax loss carry forwards that we do not expect the benefits will be realized.
     Minority Interests. Our minority interests increased to RMB4.3 million in 2006 from RMB1.2 million in 2005. This increase was mainly due to an increase of Yunnan Nepstar’s after-tax profit attributable to minority shareholders.
     Net (Loss)/Income. As a result of the foregoing, we had a net income in 2006 of RMB13.6 million compared to a net loss of RMB18.0 million in 2005.
     Accretion to Series A Redeemable Convertible Preferred Shares Redemption Value. Accretion to Series A redeemable convertible preferred shares redemption value was RMB16.6 million in 2006 compared to RMB10.6 million in 2005. This was largely due to the full year effect of accretion with respect to the 20.0 million Series A redeemable convertible preferred shares we issued in December 2005.
     Net Loss Attributable to Ordinary Shareholders. As a result of the foregoing, we incurred a net loss attributable to ordinary shareholders of RMB3.0 million in 2006 compared to RMB28.5 million in 2005.
B. Liquidity and Capital Resources
Liquidity and Capital Resources
     The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
		(In thousands)
Net cash provided by/(used in) operating activities	(1,024)	43,109	171,057	23,449
Net cash used in investing activities	(68,925)	(74,355)	(666,284)	(91,339)
Net cash provided by financing activities	73,980	3,490	2,618,831	359,010
Net increase/(decrease) in cash	3,952	(27,855)	2,085,915	285,953
Cash at end of the year	110,851	82,996	2,168,911	297,331
     In 2005, we financed our operations and capital investments primarily through proceeds from issuance of the Series A redeemable convertible preferred shares. In 2006 and 2007, we were able to finance a significant portion of our operations and capital investments from our cash flows from operations. We did not rely on bank debt or other form of borrowings to finance our operations and drugstore network expansion. As of December 31, 2007, we had RMB2,168.9 million (US$297.3 million) in cash. Our cash consists of cash on hand and cash deposited in banks and interest-bearing savings accounts.
     We expect to continue to generate positive operating cash flow in 2008. We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. As we expect the retail pharmaceutical market in China to continue to grow, we plan to continue expanding our drugstore network and centralizing our procurement, which we expect to result in better pricing terms from our suppliers. We will further refine our product selection to include a greater percentage of high gross margin products. As a result, we expect to generate a greater amount of revenue, income from operations and cash flows. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions.

     If we determine that our cash requirements exceed the amounts of cash on hand, we may seek to issue debt or equity securities or obtain short-term or long-term bank financing, or we may postpone or downsize our investment plan. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.
Operating Activities
     Net cash provided by operating activities increased to RMB171.1 million (US$23.4 million) in 2007 from RMB43.1 million in 2006, primarily due to a significant increase in the amount of cash provided by the sale of merchandise.
     In 2006, our operating activities provided net cash of RMB43.1 million as opposed to net operating cash outflow of RMB1.0 million in 2005 primarily because of our increased sale of merchandise, which was partially offset by our increased payments for merchandise purchases and operating expenses, in 2006.
Investing Activities
     Net cash used in investing activities increased to RMB666.3 million (US$91.3 million) in 2007 from RMB74.4 million in 2006. The increase was due to the investment in the 594 new stores opened in 2007 and the acquisition of RMB600 million (US82.3 million) held-to-maturity investment security using the proceeds from our initial public offering.
     Net cash used in investing activities increased to RMB74.4 million in 2006 from RMB68.9 million in 2005 primarily due to increased purchase of property and equipment for the expansion of our store network. Although we opened 370 new stores in 2006 as compared to 423 new stores in 2005, we used more cash in 2006 because some capital expenditure incurred in 2005 was paid in 2006. In addition, we also received RMB 2.9 million in net proceeds from disposal of property and equipment in 2005.
Financing Activities
     Net cash provided by financing activities increase to RMB2,618.8 million (US$359.0 million) in 2007 from RMB3.5 million in 2006, as we received net proceeds of US$355.8 million from our initial public offering in 2007. Net cash provided by financing activities was RMB3.5 million in 2006, which mainly consisted of proceeds from short-term bank borrowing. Net cash provided by financing activities in 2005 was RMB74.0 million, primarily consisted of proceeds from issuance of Series A redeemable convertible preferred shares.
Capital Expenditures
     In 2005, 2006 and 2007, our capital expenditures totaled RMB71.5 million, RMB75.2 million and RMB68.4 million (US$9.4 million), respectively. In the past, our capital expenditures were used primarily to open stores, set up distribution centers and install and upgrade our information management systems. We estimate that our capital expenditures in 2008 will be approximately RMB447.5 million, of which we plan to use approximately RMB157.5 million to open new stores, approximately RMB150.0 million to acquire other drugstores, approximately RMB100.0 million to construct two new distribution centers, and approximately RMB35.0 million to upgrade our information management and inventory control system.
Inflation
     In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the PRC National Bureau of Statistics, the change in Consumer Price Index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007 respectively.
Recently Issued Accounting Pronouncements
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS No. 157, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal year beginning after November 15, 2007. We are required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of SFAS No. 157’s fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. We do not expect the initial adoption of SFAS No. 157 will have a material impact on our consolidated financial statements.
     In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159. SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value and requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for us on January 1, 2008, although earlier adoption is permitted. We have decided not to elect the fair value option.
     In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised) “Business Combinations” and Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51”. SFAS No. 141(R) and SFAS No. 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS No. 141(R) will be applied to business combinations occurring after the effective date. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. We are currently evaluating the impact of adopting SFAS No. 141(R) and SFAS No. 160 on our consolidated financial statements.
C. Research and Development, Patents and Licenses, etc.
Research and Development
     We do not make, and do not expect to make significant expenditures on research and development.
Intellectual Property
     Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. Our company’s name, Nepstar, means “Neptunus & Star” in Chinese. The trademark “Neptunus,” or “Haiwang,” is owned by the Neptunus Group, and through a license agreement, we have obtained the non-exclusive right to use “Neptunus” for free so long as the trademark is valid. Haiwang was recognized as a “China Well-Known Trademark” by the SAIC in 2004. If the Neptunus Group believes such well-known trademark is registered by a third party as its company name, and that such registration might result in confusion to the general public, it may apply to the relevant administrative authority for an injunction prohibiting such use and to compel the third party to cancel its registration. In addition, we have registered four trademarks in China, and are in the process of applying for five additional trademarks. Our trademarks include the Chinese characters for “Star” and related logos, and the Chinese characters “Jianzhijia.”
     In addition to “Neptunus,” we have obtained licenses to use 545 trademarks, including 17 registered trademarks that we have obtained exclusive right to use, 23 registered trademarks that we have obtained non-exclusive rights to use, and 505 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group, of which we have been granted the exclusive rights to use 239 and the non-exclusive rights to use 266, upon completion of the registration of the respective trademarks. Pursuant to the related license agreements, we obtained the exclusive right to use these trademarks for free during the period these trademarks are valid. We use these licensed trademarks to develop our private label products. As of December 31, 2007, we have developed 133 private labels.
     Under PRC law, we have the exclusive right to use a trademark for products and services for which the trademark has been registered with the SAIC. Trademark registration is valid for 10 years, starting from the day the registration is approved. If we believe that a third party has infringed upon our exclusive rights with respect to any of our registered or licensed trademarks, we may, through appropriate administrative and civil procedures, institute proceedings to request the relevant authority for an injunction or to resolve the infringement through negotiation with the infringer. The relevant authority also has power to impose fines, confiscate or destroy the infringing products or equipment used to manufacture the infringing products. As our brand names and trademarks become more recognized in the drug market in China, we are devoting additional resources to increasing and enforcing our trademark rights, which is critical to our overall branding strategy and reputation.
     We also rely on trade secrets to protect our know-how and other proprietary information. Like other retailers, we generate proprietary information in connection with our operations, such as pricing, purchasing, promotional strategies, customer lists and supplier lists. We believe this proprietary information is essential to the operations of our business and the success of our competition strategies. Therefore, we strive to protect such information. For example, the key members of our management team have signed a confidentiality agreement with us pursuant to which they have committed not to disclose the confidential information acquired during their employment with us and not to compete with us for three years after their employment terminates.
     If our trademarks are challenged, our brand name is damaged and/or our trade secrets become known by our competitors, there could be an adverse effect on our business. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our brand name, trade names, trademarks, trade secrets and other intellectual property are valuable assets. If we are unable to protect them from infringement, our business and prospects may be harmed.”
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
     We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders’ equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.
F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007:

	Contractual Obligations
	Less			More
	Than 1			Than 5
	Year	1-3 Years	3-5 Years	Years	Total
	(In thousands of RMB)
Operating lease commitments	157,779	324,615	140,483	45,574	668,451
Capital commitments	4,800	—	—	—	4,800
Total	162,579	324,615	140,483	45,574	673,251
G. Safe Harbor
     This annual report contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
     In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our growth strategies;

•	our future business development, financial condition and results of operations;

•	market acceptance of our products, especially our private label products;

•	our ability to identify and respond to changing customer preferences;

•	our ability to enhance and maintain our brand names;

•	our ability to achieve anticipated volume purchasing benefits;

•	our ability to establish effective advertising, marketing and promotional programs;

•	our ability to manage our supply chain and our distribution centers;

•	our ability to attract and retain a sufficient number of pharmacists for our stores;

•	our ability to manage our expansion of operations;

•	competition from other drugstore chains and independently operated drugstores;

•	the expected growth of the drugstore industry in China;

•	our ability to obtain permits and licenses to carry on our business; and

•	fluctuations in general economic and business conditions in China.
     The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, with the understanding that our actual future results may be materially different from what we expect.
     This annual report also contains data related to the pharmaceutical market in China, and we have derived such data from the China Drugstore Magazine. These market data include projections that are based on a number of assumptions. Unlike in the United States, there are limited authoritative data in China on the pharmaceutical market, particularly on a nationwide basis. In addition, any data that is available may not be current. Moreover, the pharmaceutical retail market in China may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business, financial condition, results of operations and the market price of our ADSs. In addition, the rapidly changing nature of the pharmaceutical market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. Further, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management

Name	Age	Position/Title
Simin Zhang	46	Chairman of the Board of Directors
Jiannong Qian	46	Director and Chief Executive Officer
Barry J. Buttifant	63	Independent Director (1)(2)(3)
Yongtu Long	65	Independent Director (3)
Stephanie Hui	35	Director
Alistair Eric MacCallum Laband	56	Independent Director (1)(2)(3)
Gary Siu Kwan Sik	40	Independent Director (1)(2)
Jiaxin Feng	40	Chief Investment Officer
Andrew Weiwen Chen	41	Vice President and Chief Financial Officer
Zixin Shao	39	Vice President and Financial Controller
Liangping Mou	43	Vice President
Fuxiang Zhang	36	Vice President
Wei Lin	35	Vice President

(1)	Members of the audit committee

(2)	Members of the compensation committee

(3)	Members of the corporate governance and nominating committee

     Simin Zhang is our founder and has served as chairman of our board of directors since June 1995. Dr. Zhang is also the chairman of the board of directors of the Neptunus Group. Prior to founding the Neptunus Group in July 1989, he was an employee in CITIC Group from 1986 to 1989. From 1983 to 1986, he was an employee in the PRC Space Administration. He is currently a guest professor at the Harbin Institute of Technology and Jilin University, an executive director of China Enterprise Confederation and China Enterprise Directors Association and the president of Shenzhen General Chamber of Commerce. Dr. Zhang received a bachelor’s degree in precision instruments from Harbin Institute of Technology in 1983, an honorary doctorate from University of Newcastle in Australia in 1997 and a Ph.D. degree in economics from Nan Kai University in 2001.
     Jiannong Qian has served as a director and our chief executive officer since August 2006. He was the vice general manager of Wumart Stores, Inc. from 2005 to 2006. From 2003 to 2005, he was the vice president of OBI (China) Management System Co., Ltd., a subsidiary of OBI Heimwerkermaerkte AG, a German corporation. From 2002 to 2003, he was the assistant general manager of China Resources Vanguard Co., Ltd. From 1997 to 2001, he worked at Metro AG and his last position at Metro AG was the manager of food purchase department. From 1994 to 1997, he worked as a senior manager at Weixing Company Group. From 1990 to 1994, he was a member and the chairman of general council of the Chinese Economists’ Association in Germany. From 1983 to 1987, he was a lecturer of Shanghai University of Finance and Economics. Mr. Qian received a bachelor’s degree in economics from Shandong University in 1983, a master’s degree in economics from University of Essen in Germany in 1992, and studied in the doctoral program in economics in University of Duisburg-Essen from 1992 to 1994.
     Barry J. Buttifant has been a director of our company since November 2007. Mr. Buttifant is a member of our audit committee, our compensation committee and corporate governance and nominating committee. Since December 2004, he has been a managing director of Hsin Chong International Holding Limited, or HCIH, a Hong Kong company. Mr. Buttifant is also an alternate director of Hsin Chong Construction Group Ltd. and Synergies Holdings Limited, both of which are Hong Kong publicly listed companies affiliated with HCIH. Prior to joining HCIH, Mr. Buttifant was the managing director and corporate advisor to the board of director of Wo Kee Hong (Holdings) Limited and was previously the managing director of IDT International Limited for over eight years. He had worked for Sime Darby Hong Kong Limited and Polly Peck Far East Limited for more than 11 years in the capacity of finance director and managing director, respectively, during the period. He has over 30 years of experience in corporate and financial management and has lived continuously in Hong Kong for over 28 years. Mr. Buttifant currently serves as non-executive director of Alltronics Holdings Limited, Giordano International Limited, and Daiwa Associate Holdings Limited, each of which is a publicly listed company in Hong Kong. Mr. Buttifant also serves as a non-executive director of Global-Tech Appliances Inc., a New York Stock Exchange-listed company. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants, the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors.
     Yongtu Long has been a director of our company since November 2007. Mr. Long is a member of our corporate governance and nominating committee. Mr. Long is the General Secretary of Boao Asian Forum and an independent director of China Life Insurance Company Limited, a PRC life insurance company listed on the Hong Kong Stock Exchange and the New York Stock Exchange. From 1997 to 2003, Mr. Long served as the vice minister and the chief negotiation representative of the PRC MOFTEC, now the PRC Ministry of Commerce, in charge of negotiation relating to China’s accession to the WTO and APEC affairs. From 1992 to 1997, Mr. Long served as the assistant minister, a director of International Trade and Economic Affairs and a director of International Communication in the PRC MOFTEC. Between 1980 and 1991, Mr. Long served as a senior officer at the regional project department of the United Nations Development Program, or the UNDP, the Deputy Representative of the UNDP Korean Delegate Office and the Deputy Director of China International Center for Economic and Technical Exchanges. Mr. Long is also the dean of School of International Relations and Public Affairs of Fudan University and a visiting professor of many renowned Chinese academic institutions, including Peking University and Tsinghua University. Mr. Long received a bachelor’s degree in British and American literature from Guizhou University in 1965 and studied at London School of Economics between 1973 and 1974. He was awarded an honorary doctorate of science (economics) by London School Economics in 2006. Mr. Long received a special award from the United Nations Secretary General for his outstanding contribution to the United Nations in October 2004.
     Stephanie Hui has served as a director of our company since October 2004. She is a managing director of Goldman Sachs (Asia) L.L.C. Ms. Hui was with Goldman Sachs & Co. in New York from 1995 to 1997 and Goldman Sachs (Asia) L.L.C in

1998. Ms. Hui rejoined Goldman Sachs (Asia) L.L.C. in 2000 after obtaining an MBA degree from Harvard Business School in 2000. Ms. Hui received a bachelor’s degree in biology from Harvard University in 1995.
     Alistair Eric MacCallum Laband has been a director of our company since November 2007. Mr. Laband is a member of our audit committee, our compensation committee and corporate governance and nominating committee. From 2003 to June 2007, he was a partner of PricewaterhouseCoopers, or PwC, Hong Kong/China and until March 2007, secretary of PwC Asia Region Board. From 2001 to 2002, he was a partner in charge of the Company Secretarial Services group of PwC’s Hong Kong office. From 1997 to 2001, he was finance/operations partner and a management board member of the Hong Kong office of Pricewaterhouse, or PW, and subsequently, the Hong Kong office of PwC. From 1997 to 1998, he was also in charge of the company secretarial and legal services group of PW’s Hong Kong office. Mr. Laband obtained a bachelor’s degree in law from the University of Cambridge in 1973 and a diploma in accountancy from the University of Strathclyde in 1976. Mr. Laband is a Chartered Accountant of the Institute of Chartered Accountants of Scotland and a Fellow of the Institute of Certified Public Accountants of Hong Kong.
     Gary Siu Kwan Sik has been a director of our company since November 2007. Mr. Sik is a member of our audit committee and our compensation committee. Mr. Sik is a managing director of DBS Asia Capital Limited and an independent director of Simcere Pharmaceutical Group, a company listed on the New York Stock Exchange that manufactures and supplies branded generic pharmaceutical products for the China market. He is also a director of Dawnrays Pharmaceutical (Holdings) Limited and China Glass Holdings Limited, both of which are companies listed on the Hong Kong Stock Exchange. Mr. Sik was the managing director and head of corporate finance for Mitsubishi UFJ Securities (HK) Limited from September 2005 to March 2007. Prior to joining Mitsubishi UFJ Securities (HK) Limited in 2005, he served in various senior positions in ICEA Capital Limited (formally NatWest Markets Corporate Finance Asia Limited) from 1995 to 1998 and from 2001 to 2005. His last position in ICEA Capital Limited was managing director and head of the investment banking department. Mr. Sik received a bachelor’s degree in engineering science from the University of Oxford, in the United Kingdom in 1989. He has been qualified as an associate member of the Institute of Chartered Accountants in England and Wales since 1992.
     Jiaxin Feng has been our chief investment officer since November 2007. Mr. Feng served as the executive director and investment director of our company from August 2004 to November 2007. From 2002 to 2004, he was the vice general manager of Shenzhen Neptunus Investment Co., Ltd. From 1995 to 2002, he was the financial controller of Neptunus Bioengineering Holding Ltd., and from 1998 to 2002, he also worked as the secretary of the board of directors in Neptunus Bioengineering Holding Ltd., a subsidiary of the Neptunus Group. Mr. Feng received a bachelor’s degree in economics from Sichuan University in China in 1991.
     Andrew Weiwen Chen has served as our vice president and chief financial officer since August 2007. Prior to joining our company in August 2007, he was the chief financial officer of YRC Worldwide’s China International Transportation Operations from 2006 to 2007. From 2003 to 2005, he was the finance controller of Honeywell Aerospace Engines China Operations. From 2000 to 2003, he was a senior auditor with Honeywell Corporate Audit at Honeywell’s headquarters. He was an international financial analyst of Coca-Cola Company from 1999 to 2000. From 1996 to 1999, he was a senior auditor with PricewaterhouseCoopers LLP in its New York and Atlanta offices. Mr. Chen received a bachelor’s degree in journalism from Xiamen University in 1991, a mater’s degree in business administration from University of Alabama in 1995 and a master’s degree in accounting from University of Alabama in 1996. Mr. Chen is a U.S. certified public accountant.
     Zixin Shao is a vice president of our company and our financial controller. Prior to joining our company in 2003, he worked as a director, vice general manager and chief financial officer in China Resources Supermarket (Suzhou) Co., Ltd. from 1999 to 2001. From 1992 to 2002, he was also a financial officer in China Resources Supermarket (HK) Co., Ltd. Mr. Shao received a bachelor’s degree in accounting from the University of International Business and Economics in China in 1992. Mr. Shao is a PRC certified accountant.
     Liangpin Mou is a vice president of our company. From January 2005 to November 2005, he was the general manager of our northern region and Dalian branch. From 2002 to 2003, he was a general manager of our Shenzhen branch. From January 2001 to November 2001, he was a vice general manager of our Kunming branch. From 1998 to 2000, he was the manager of our store department. From 1997-1998, he was a store manager in our company. He was also a medical doctor in Jilin Province Siping City Chinese-Western Medicine Integration Hospital from 1987-1997. He received a bachelor’s degree in traditional Chinese medicine from Changchun College of Chinese Medicine (now Changchun University of Chinese Medicine) in 1987 and is now pursuing a master’s degree in industrial engineering at Harbin Institute of Technology in China.
     Fuxiang Zhang is a vice president of our company and the general manager of Shenzhen Nepstar Group Co., Ltd., or Nepstar Shenzhen, one of our regional Nepstar companies. From 2001 to 2003, he was the general manager of Nepstar Dalian. From 1999 to 2001, he served as the vice general manager of Nepstar Dalian. He was a manager in our company from 1998 to 1999 and was a director from 1997 to 1998. From August to December 1997, he was an assistant in the Human Resources Department of

Nepstar Shenzhen. He received a bachelor’s degree in international economics from Harbin Institute of Technology in 1997 and is currently pursuing a master’s degree in industrial engineering at the Harbin Institute of Technology in China.
     Wei Lin is a vice president of our company. Mr. Lin joined our company in 2004 and was a purchasing director of our company from January 2005 to November 2005. From 2003 to 2004, he was a director and the marketing director of Sunway Education Group. From 2000 to 2003, he was a senior purchasing manager at Auckland Basic English School in Shenzhen. From 1996 to 1999, he was a vice manager of the trading department in Shenzhen Trade Material Company. From 1994 to 1996, he was an assistant to the general manager of Shenzhen Jinqiao Telecom Company. Mr. Lin received a bachelor’s degree in economics from Shenzhen University in 1994 and master of business administration degree from the University of Auckland in New Zealand in 2002.
     The address of our directors and executive officers is c/o China Nepstar Chain Drugstore Ltd., 6th Floor, Tower B, Xinnengyuan Building, Nanhai Road, Nanshan District, Shenzhen, Guangdong Province 518054, People’s Republic of China. No family relationship exists between any of our directors and executive officers.
B. Compensation
Compensation of Directors and Executive Officers
     In 2007, the aggregate cash compensation to our executive officers, including all the directors, was RMB3.5 million (US$0.5 million). For options granted to officers and directors, see “— Pre-IPO Share Option Scheme” and “— 2007 Share Incentive Plan.”
Pre-IPO Share Option Scheme
     Our pre-IPO share option scheme was adopted by our shareholders on August 30, 2005 and amended and restated on March 20, 2006. The purpose of the scheme is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company by providing incentives through the granting of options. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.
     Termination of Options. Options granted under the scheme shall have specified terms set forth in an option agreement. The board of directors determines, in its absolute discretion, the period during which an option may be exercised, provided that such period shall not commence before the listing date on which dealings in our shares first commence on an approved stock exchange, including the New York Stock Exchange, nor be it longer than five years from the date on which our ADSs are first listed on the New York Stock Exchange, or the listing date. If the options are not exercised or purchased on the last day of the period of exercise, they will terminate.
     Duration and Administration. Subject to earlier termination, our pre-IPO Share Option Scheme is valid and effective until the day immediately prior to the listing date. Thereafter, no further options will be granted under the scheme, but the scheme will remain in full force with respect to the options granted before the listing date. Our pre-IPO share option scheme is administered by our board of directors. Subject to the terms of the scheme, our board of directors has the right to interpret the scheme, determine the persons who will be awarded options under the scheme and the number of shares to be issued under the scheme, to make such appropriate and equitable adjustments to the terms of options granted under the scheme, and to make any other decisions, determinations or regulations that it deems appropriate for the administration of the scheme. Our board of directors will determine the provisions, terms and conditions of each option in accordance with the scheme, including, but not limited to, the exercise price for an option, vesting schedule of options, forfeiture provisions, form of payment of exercise price and other applicable terms.
     Option Exercise. The term during which options granted under our pre-IPO share option scheme may be exercised shall not commence before our listing date nor be longer than five years from our listing date. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, electronic funds transfer, or certified or cashier’s check subject to such specific procedures or discretions of our board of directors.
     Amendment and Termination. The provisions of the scheme may be amended or altered in any respect by resolution of our board of directors, provided that such resolution includes the affirmative votes of at least one of the two directors appointed by the GS Funds, or by resolution in writing by all members of our board of directors, except that the certain provisions of the scheme shall not be altered to the advantage of the potential participants in the scheme except with the prior approval of our shareholders in general meeting, provided that such approval includes the affirmative votes of members holding more than 50.0% in voting power of the issued and outstanding Series A redeemable convertible preferred shares, or by resolution in writing by all of our shareholders.
     Lock-up. Under the option agreements, holders of our options (and permitted transferees) have agreed that they will not, directly or indirectly, offer, sell or transfer or dispose of any of the shares subscribed upon exercise of their options during the period commencing as of 14 days prior to and ending one year, or such lesser period of time the underwriters may permit, after the effective date of the registration statement or prospectus covering any public offering of our securities. Holders of our options are permitted to participate in a registered offering with respect to any shares they hold, subject to the discretion of our board of directors.
     Our board of directors and shareholders authorized the issuance of up to 8,680,000 ordinary shares upon exercise of options granted under our pre-IPO share option scheme. On August 30, 2005, we granted options to purchase 1,000,000 ordinary shares to 296 of our senior management, key employees and other employees with an exercise price of US$0.075 per share. As of July 18, 2007, options to purchase 994,000 out of the 1,000,000 ordinary shares were outstanding and options to purchase 6,000 out of the 1,000,000 ordinary shares were forfeited. On March 20, 2006, we granted options to purchase 6,680,000 ordinary shares to 456 of our senior management, key employees and other employees with an exercise price of US$0.75 per share. On September 1, 2006, we granted options to purchase 1,000,000 ordinary shares to an executive officer with an exercise price of US$0.75 per share. The Pre-IPO share option scheme terminated after the completion of our initial public offering in November 2007. As of December 31, 2007, 640,444 options granted under the pre-IPO share option scheme were exercised.

	Ordinary Shares
	Underlying	Exercise Price		Date of
Name	Options Granted	(US$/Share)	Date of Grant	Expiration
Jiannong Qian	*	0.75	September 1, 2006	(2)
Jiaxin Feng	*	0.75	March 20, 2006	(2)
		0.075	August 30, 2005	(2)
Liangping Mou	*	0.75	March 20, 2006	(2)
		0.075	August 30, 2005	(2)
Zixin Shao	*	0.75	March 20, 2006	(2)
		0.075	August 30, 2005	(2)
Fuxiang Zhang	*	0.075	August 30, 2005	(2)
		0.75	March 20, 2006	(2)
Wei Lin	*	0.75	March 20, 2006	(2)
Other employees as a group (1)	816,000	0.075	August 30, 2005	(2)
	4,014,000	0.75	March 20, 2006	(2)

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	None of these employees is our director or executive officer.

(2)	November 9, 2012, or five years from the date of the initial listing of our ADSs on the New York Stock Exchange.
2007 Share Incentive Plan
     The 2007 share incentive plan was adopted by our shareholders on June 30, 2007. The 2007 share incentive plan provides for the grant of options, limited share appreciation rights, and other share-based awards such as restricted shares, referred to hereafter as “awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company through the granting of awards. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain talented individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.
     Termination of Awards. Options and restricted shares will have specified terms set forth in an award agreement. The compensation committee will determine in the relevant award agreement whether options granted under the award agreement will be exercisable following the recipient’s termination of services with us. If the options are not exercised or purchased on the last day of the period of exercise, they will terminate.
     Administration. The 2007 share incentive plan is administered by the compensation committee of our board of directors. The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee will determine the provisions, terms and conditions of each award, including, but not limited to, the exercise price for an option, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.
     Option Exercise. The term of options granted under the 2007 share incentive plan may not exceed six years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.
     Third Party Acquisition. If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such acquisition. The compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the acquisition but not thereafter.
     Amendment and Termination of Plan. Our board of directors may at any time amend, alter or discontinue our 2007 share incentive plan. Amendments or alterations to our 2007 share incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, or if shareholder approval is required by law or by stock exchange rules or regulations. Any amendment, alteration or termination of our 2007 share incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2006 share incentive plan shall continue in effect for a term of ten years from the date of adoption.
     Lock-up. Under the option agreements, holders of our options (and permitted transferees) have agreed that they will not, directly or indirectly, offer, sell or transfer or dispose of any of the shares subscribed upon exercise of their options during the period commencing as of 14 days prior to and ending one year, or such lesser period of time the underwriters may permit, after the effective date of the registration statement or prospectus covering any public offering of our securities. Holders of our options are permitted to participate in a registered offering with respect to any shares they hold, subject to the discretion of our board of directors.
     In November 2007, we granted 200,000 options with a grant date fair value of approximately US$2.86 per option or RMB4.3 million (US$0.6 million) in aggregate, to four newly appointed independent directors. The exercise price of such options is US$8.10 per share, which is equal to the IPO price of our ordinary shares. The options vest and become exercisable in three equal annual installments on the first, second and third of the anniversaries of the date of grant. The share options shall expire on the tenth anniversary of the date of grant.
C. Board Practices
     Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee upon completion of our initial public offering in November 2007. The Company believes that its corporate governance practices comply with those required by domestic companies under New York Stock Exchange standards and do not differ in any significant ways.
Committees of the Board of Directors
Audit Committee
     Our audit committee consists of Alistair Eric MacCallum Laband, Barry J. Buttifant and Gary Siu Kwan Sik, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. Laband is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that all members of our audit committee are “independent directors” within the meaning of NYSE Manual Section 303A(2) and will meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit issues or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately and periodically with management, our internal auditor and independent registered public accounting firm.
Compensation Committee
     Our compensation committee consists of Alistair Eric MacCallum Laband, Barry J. Buttifant and Gary Siu Kwan Sik. Our board of directors has determined that each member of the compensation committee is an “independent director” within the meaning of NYSE Manual Section 303A(2). Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to our compensation policies and the compensation of our directors; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
Corporate Governance and Nominating Committee
     Our corporate governance and nominating committee consists of Yongtu Long, Barry J. Buttifant and Alistair Eric MacCallum Laband. Our board of directors has determined that each member of the corporate governance and nominating committee is an “independent director” within the meaning of NYSE Manual Section 303A(2). The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:
•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy of the board;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

     Our board of directors has adopted a code of business conduct and ethics, which is applicable to our senior executive and financial officers. Our code of business conduct and ethics has been filed as exhibits to our registration statement on Form F-1.
     In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines will reflect certain guiding principles with respect to the structure of our board of directors, procedures and committees. These guidelines are not intended to change or interpret any law, or our second amended and restated memorandum and articles of association.
Duties of Directors
     Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.
     The functions and powers of our board of directors include, among others:
•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeem or purchase outstanding shares of our company;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.
Terms of Directors and Executive Officers
     Our executive officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by special resolution or the unanimous written resolution of all shareholders or with cause by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director: (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.
Employment Agreements
     We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to a severance pay of at least one month’s salary.
     Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques. Moreover, each of our executive officers has agreed that during the term of his or her employment with us and three years thereafter: (i) not to serve, invest or assist in any business that competes with our business; and (ii) not to solicit any of our officers, directors, employees or agents.

D. Employees
Employees
     We had 8,039, 9,096 and 14,282 employees as of December 31, 2005, 2006 and 2007, respectively. The following table sets forth the number of our employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2007:

	As of December 31, 2007
	Employees	Percentage
Non-pharmacist store staff	10,502	73.6%
Pharmacists	2,057	14.4%
Management	1,104	7.7%
Logistics	619	4.3%
Total	14,282	100.0%
     We place strong emphasis on the quality of our employees at all levels, including in-store pharmacists and store staff who directly interact with our customers. We provide extensive training for newly recruited employees in the first three months of their employment. The training is designed to encompass a number of areas, such as knowledge about our products and how best to interact with our customers. In addition, we regularly carry out training programs on medicine information, nutritional information, selling skills for our store staff and in-store pharmacists, as well as management training for our regional managers and senior management officers at the headquarters. We have also established the Nepstar School of Drugstore Management, with the cooperation and faculty support from Shenzhen Vocational College of Technology, and through this facility we offer training to our senior management and regional managers on store management, procurement and distribution. We believe these programs have played an important role in strengthening the capabilities of our management team.
     We are required under PRC law to make contributions to our employee benefit plans including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. Our contributions are made based on specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses. The total amount of contributions we incurred for these employee benefit plans in 2005, 2006 and 2007, was RMB8.7 million, RMB15.5 million and RMB15.7 million (US2.1 million), respectively.
     Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 27, 2008 by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Shares
Beneficially
Owned(1)
	Number	%
Directors and Executive Officers:
Simin Zhang(2)	107,000,000	50.2
Jiannong Qian	*	*
Barry J. Buttifant	*	*
Yongtu Long	*	*
Alistair Eric MacCallum Laband	*	*
Gary Siu Kwan Sik	*	*
Jiaxin Feng	*	*
Stephanie Hui(3)	50,000,000	23.5
Zixin Shao	*	*
Liangping Mou	*	*

	Shares
	Beneficially
	Owned(1)
	Number	%
Fuxiang Zhang	*	*
Wei Lin	*	*
All directors and executive officers as a group	159,142,305	74.9
Principal Shareholders
China Neptunus Drugstore Holding Ltd.	107,000,000	50.2
GS Funds(4)	50,000,000	23.5

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person is based on 213,077,944 ordinary shares outstanding as of December 31, 2007 and additional shares issuable upon the exercise of the outstanding options held by such person within 60 days of this annual report.

(2)	Represents the beneficial ownership of 107,000,000 ordinary shares held by China Neptunus Drugstore Holding Ltd. Simin Zhang is the chairman of the board of directors and owns 100.0% of the equity interest in China Neptunus Drugstore Holding Ltd. China Neptunus Drugstore Holding Ltd. is a BVI company and its address is P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

(3)	Represents 50,000,000 ordinary shares held by the GS Funds. Ms. Stephanie Hui, a managing director of Goldman Sachs (Asia) L.L.C., disclaims beneficial ownership of shares held by the GS Funds except to the extent of her pecuniary interest in these shares.

(4)	Includes a total of 50,000,000 shares owned by (i) GS Capital Partners 2000, L.P., GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., each of which is a limited partnership organized under the laws of the State of Delaware, (ii) GS Capital Partners 2000 Offshore, L.P., a Cayman Islands exempted limited partnership, and (iii) GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, a German KG. Each of the GS Funds has a mailing address of c/o Goldman, Sachs & Co., 85 Broad Street, 10th Floor, New York, NY 10004. Affiliates of The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager of each of the GS Funds, and each of the GS Funds shares voting and investment power with certain of its respective affiliates. Each of the GS Funds is affiliated with or managed by Goldman, Sachs & Co., a wholly owned subsidiary of The Goldman Sachs Group, Inc. The sole global coordinator and joint bookrunner of our initial public offering, Goldman Sachs (Asia) L.L.C., is also an affiliate of The Goldman Sachs Group, Inc. Each of The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and Goldman Sachs (Asia) L.L.C. disclaims beneficial ownership of the shares owned by each of the GS Funds, except to the extent of their pecuniary interest therein.
     None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of May 21, 2008, of the 219,458,094 issued and outstanding ordinary shares, 50,271,522 ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary of our ADSs. Approximately 22.9% of these ordinary shares were held in the United States.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     Please refer to “Item 6. Directors, Senior Management and Employees — Share Ownership.”
B. Related Party Transactions
     After the completion of our initial public offering on November 9, 2007, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions in recent years.

Transactions with Companies in Which a Major Shareholder Had Equity Interests
     Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, Neptunus BVI, is the chairman of the board of directors and the controlling person of the Neptunus Group. We purchase and sell certain merchandise from the Neptunus Group and its affiliates. In 2005, 2006 and the 2007, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB66.9 million, RMB75.6 million and RMB64.8 million (US$8.9 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB2.8 million, RMB5.6 million and RMB4.5 million (US$0.6 million), respectively. These transactions were conducted in the ordinary course of business on terms comparable to those with third parties.
     In November 2007, we entered into an agreement with an affiliate of Neptunus Group to purchase store properties for a total consideration of RMB3.1 million. As of December 31, 2007, deposits of RMB2.1 million had been paid. The remainder of the consideration has been paid upon successful transfer of the properties’ legal title in March 2008.
     In April 2000, we entered into a license agreement with the Neptunus Group and obtained the non-exclusive right to use “Neptunus” or “Haiwang,” for free so long as the trademark is valid. In June and July 2006, we entered into five license agreements with the Neptunus Group to use an aggregate of 545 trademarks, including 17 registered trademarks that we have obtained exclusive rights to use, 23 registered trademarks that we have obtained non-exclusive rights to use, and 505 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group, of which we have been granted the exclusive rights to use 239 and the non-exclusive rights to use 266, upon completion of the registration of the respective trademarks. Under these license agreements, we obtained the exclusive or non-exclusive rights to use these trademarks for free during the period these trademarks are valid. We use these licensed trademarks to promote our business and develop our private label products.
Transactions with an Affiliated Entity of Yunnan Nepstar
     We purchase certain merchandise from Yunnan Jianzhija Medical Ltd., an affiliated entity of our consolidated subsidiary Yunnan Nepstar. In 2005, 2006 and 2007, we purchased merchandise from Yunnan Jianzhija Medical Ltd. totaling RMB175.7 million, RMB203.8 million and RMB230.9 million (US$31.7 million), respectively, which represented 16.1%, 16.7% and 20.0% of our total purchases during each of these periods, respectively. These transactions were conducted in the ordinary course of business on terms comparable to those with third parties.
Transactions Related to Restructuring
     We, through our PRC operating subsidiary, Nepstar Pharmaceutical, have entered into a series of contractual arrangements with Nepstar IT Service, Nepstar Management Consulting, their respective shareholders, and the regional Nepstar companies, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Nepstar Pharmaceutical owns a 49.0% equity interest in each of the regional Nepstar companies, and Nepstar IT Service and Nepstar Management Consulting collectively own the remaining 51.0% equity interest in each of the regional Nepstar companies. Each of these contractual arrangements may only be amended with the approval of our audit committee or another independent body of our board of directors. See “Item 4. Information on the Company — C. Organizational Structure.”
     The following is a summary of the material provisions of these arrangements. For more complete information, you should read these agreements in their entirety.
Logistics Service and Information Technology Support Agreements
     Under the logistics service and information technology support agreements, each dated as of May 28, 2007, between Nepstar Pharmaceutical and each of the regional Nepstar companies, Nepstar Pharmaceutical will provide logistic services, information technology support and consulting services to the regional Nepstar companies and the drugstores they operate, in exchange for an annual service fee calculated based on each regional Nepstar company’s gross profit for the corresponding year. The term of each logistics service and information technology support agreement is ten years from the effective date thereof, renewable by agreement between the parties. The logistics service and information technology support agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice to the regional Nepstar companies regarding its decision not to renew the agreements.
Trade Name License Agreements
     Under the trade name license agreements, each dated as of May 28, 2007, between Nepstar Pharmaceutical and each of the regional Nepstar companies, Nepstar Pharmaceutical grants a non-exclusive license to use its trade names and brand names to the regional Nepstar companies and the drugstores they operate, in exchange for an annual license fee calculated based on each regional Nepstar company’s gross profit for the corresponding year. The term of each trade name license agreement is ten years from the date thereof, renewable by agreement between the parties. The trade name license agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice to the regional Nepstar companies regarding its decision not to renew the agreements.
Supply Agreements
     Under the supply agreements, each dated as of May 28, 2007, between Nepstar Pharmaceutical and each of the regional Nepstar companies, Nepstar Pharmaceutical is the exclusive supplier of all products sold by the regional Nepstar companies and the drugstores they operate. The purchase price to be paid by the regional Nepstar companies will be determined by Nepstar Pharmaceutical monthly based on the prevailing market conditions. In each month, Nepstar Pharmaceutical will notify the regional Nepstar companies of the applicable purchase price for the following month. Nepstar Pharmaceutical also has the right to adjust the purchase price for any current month in its sole discretion. As a result, Nepstar Pharmaceutical has effective control over the prices the regional Nepstar companies pay for their merchandise. The term of each supply agreement is ten years from the effective date thereof, renewable by agreement between the parties. The supply agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice regarding its decision not to renew the agreements.
Shareholders Agreements
     Under the shareholders agreements, dated as of April 28, 2007, among Nepstar Pharmaceutical, Nepstar IT Service and Nepstar Management Consulting with respect to each of the regional Nepstar companies:
•	Neither Nepstar IT Service nor Nepstar Management Consulting is allowed to transfer its equity interests in the regional Nepstar companies to a third party, nor is it allowed to pledge, dispose of or create any encumbrance on such equity interest, without the prior written consent of Nepstar Pharmaceutical;

•	Each of Nepstar IT Service and Nepstar Management Consulting agrees to delegate all the rights to exercise their voting power as shareholders of the regional Nepstar companies to persons designated by Nepstar Pharmaceutical. In addition, each of Nepstar IT Service and Nepstar Management Consulting agrees to delegate the voting rights of the directors representing it on the board of directors of the regional Nepstar companies to the directors representing Nepstar Pharmaceutical, to the extent permitted by applicable PRC laws, rules and regulations. The same provision is also contained in the equity pledge agreements described below;

•	Unanimous approval of the shareholders must be obtained before a regional Nepstar company may distribute dividends and with such approval, dividends may be distributed in accordance with the shareholders’ respective equity interests or as otherwise agreed to by the shareholders;

•	Nepstar Pharmaceutical, in its sole discretion, has an exclusive option to require each of Nepstar IT Service and Nepstar Management Consulting to sell to Nepstar Pharmaceutical or its designated persons all or part of their equity interests in the regional Nepstar companies, when and to the extent permitted by PRC law, at a price equal to the respective purchase price initially paid by Nepstar IT Service and Nepstar Management Consulting, subject to requirement under applicable PRC laws, rules and regulations. The same provision is also contained in the equity pledge agreements described below; and

•	Nepstar Pharmaceutical, in its sole discretion, has an exclusive option to require the respective shareholders of Nepstar IT Service and Nepstar Management Consulting to sell to Nepstar Pharmaceutical or its designated persons all or part of the equity interests in Nepstar IT Service and Nepstar Management Consulting owned by such shareholders, when and to the extent permitted by PRC law, at a price equal to the registered capital of Nepstar IT Service and Nepstar Management Consulting, respectively, as represented by the purchased equity interest, subject to requirement under applicable PRC laws, rules and regulations. The same provision is also contained in the equity pledge agreements described below.
Equity Pledge Agreements
     Under the equity pledge agreement, dated as of June 22, 2007, among Nepstar Pharmaceutical, Liping Zhou and Feng Tu, each of Liping Zhou and Feng Tu has pledged his or her respective equity interest in Nepstar IT Service and Nepstar Management Consulting to Nepstar Pharmaceutical to secure: (i) the obligations of Nepstar IT Service and Nepstar Management Consulting under the loan agreements, and (ii) the obligations of each regional Nepstar company under the logistics service and information technology support agreements, the trade name license agreements and the supply agreements described above. In addition, neither Liping Zhou nor Feng Tu will transfer, sell, pledge, dispose of or create any encumbrance on their respect equity interest in Nepstar IT Service and Nepstar Management Consulting.

     Under the equity pledge agreement, dated as of June 22, 2007, among Nepstar Pharmaceutical, Nepstar IT Service and Nepstar Management Consulting, each of Nepstar IT Service and Nepstar Management Consulting has pledged its respective equity interest in each of the regional Nepstar companies to Nepstar Pharmaceutical to secure: (i) the obligations of Nepstar IT Service and Nepstar Management Consulting under the loan agreements; and (ii) the obligations of each regional Nepstar company under the logistics service and information technology support agreements, the trade name license agreements and the supply agreements described above. In addition, neither Nepstar IT Service nor Nepstar Management Consulting may transfer, sell, pledge, dispose of or create any encumbrance on their equity interests in the regional Nepstar companies, or engage in any business or operations other than holding equity interests in the regional Nepstar companies. All amounts received by Nepstar IT Service and Nepstar Management Consulting from the regional Nepstar companies, including dividends and other distributions on equity interests, shall be deemed as security for the loans and be deposited in a designated bank account, payable to Nepstar Pharmaceutical upon its request in respect of the outstanding loans. Without prior consent of Nepstar Pharmaceutical, these amounts may not be distributed.
     The equity pledge agreements will expire after the regional Nepstar companies, Nepstar IT Service, Nepstar Management Consulting and their respective shareholders have fully performed their respective obligations under the logistics service and information technology support agreements, the trade name license agreements, the supply agreements and the loan agreements described above.
Equity Incentive Plan
     See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Pre-IPO Share Option Scheme” and “— 2007 Share Incentive Plan.”
C. Interests of Experts and Counsel
     Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
     We have included consolidated financial statements as part of this annual report.
Legal and Administrative Proceedings
     We are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.
Dividend Policy
     Our board of directors has complete discretion on whether to pay dividends. On March 18, 2008, our Board of Directors approved a cash dividend on the company’s ordinary share of US$0.06 per share, based on the net income for the full year 2007. The cash dividend is payable on or around May 10, 2008, to shareholders of record as of the close of business on April 10, 2008. The form, frequency and amount of future dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, shareholders’ interests and other factors that our board of directors may deem relevant.
     Our ability to pay dividends depends substantially on the payment of dividends to us by our consolidated PRC entities. In particular, each of our consolidated PRC entities may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to applicable PRC laws and regulations, 10% of after-tax profits of each of our consolidated PRC entities are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entry’s registered capital. As of December 31, 2007, the accumulated balance of our statutory reserve funds amounted to RMB8.1 million (US$1.1 million) and the accumulated profits of our consolidated PRC entities that were available for dividend distribution amounted to RMB70.0 million (US$9.6 million). Our restricted reserves are not distributable as cash dividends. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Furthermore, if any of our subsidiaries and controlled affiliates incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.
     If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollar.
B. Significant Changes
     We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
Item 9. The Offer and Listing
A. Offer and Listing Details
     Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.” The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on May 27, 2008 was US$12.45 per ADS.

	Closing Price Per ADS
	High	Low
2007 Fourth Quarter (from November 9, 2007)	US20.5	US$15.25
November	20.50	15.25
December	18.95	16.52
2008 First Quarter	16.50	10.62
January	16.50	11.99
February	12.61	10.62
March	13.95	10.90
April	13.79	11.44
May (through May 27)	13.34	12.10
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.”
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
Item 10. Additional Information
A. Share Capital

     Not applicable.
B. Memorandum and Articles of Association
     We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our registration statement on Form F-1 (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007.
C. Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.
D. Exchange Controls
     Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by the SAFE, and other relevant PRC government authorities, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investments, require the prior approval from the SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollar, and remittance of the foreign currency outside the PRC.
     Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into Renminbi.
     Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or the SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, or PRC resident, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle, or overseas SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an overseas SPV, or engages in overseas financing after contributing assets or equity interests into an overseas SPV, such PRC resident shall register his or her interest in the overseas SPV and the change thereof with the local branch of the SAFE; and (iii) when the overseas SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. On May 29, 2007, the SAFE issued relevant guidance to its local branches for the implementation of the SAFE Circular No. 75. This guidance standardizes more specific and stringent supervision on the registration requirement relating to the SAFE Circular No. 75 and further requires PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to register with the SAFE.
     Our beneficial owners who are PRC residents have registered with the local branch of the SAFE as required under SAFE Circular No. 75.
     Under the Implementing Rules of Measures for the Administration of Individual Foreign Exchange, or the Implementation Rules, issued by the SAFE on January 5, 2007, PRC citizens who are granted shares or share options by an overseas listed company according to its share incentive plan are required, through a qualified PRC agent or the PRC subsidiary of such overseas listed company, to register with the SAFE and complete certain other procedures related to the share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company must be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or PRC option holders, have been subject to the Implementation Rules upon the listing of our Shares on the New York Stock Exchange. If we or our PRC citizen employees fail to comply with these rules and regulations, we or our PRC optionees may be subject to fines and legal or administrative sanctions.
E. Taxation
Cayman Islands Taxation
     The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
     We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that, for 20 years from September 7, 2004:
•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income or gains or appreciations shall apply to us or our operations:

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our ordinary shares, debentures or other obligations.
People’s Republic of China Taxation
     The recently enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise.
     Under the EIT Law and implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC income tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.
United States Federal Income Tax Consequences
     The following summary describes certain United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. This summary applies only to U.S. Holders that are beneficial owners of ADSs or ordinary shares, that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
     The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	dealers in securities or currencies;

•	financial institutions;

•	insurance companies;

•	a regulated investment company;

•	a real estate investment trust;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a constructive sale, straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities for U.S. federal income tax purposes.
     For the purpose of this discussion, “U.S. Holders” refer to any holder of our ordinary shares or ADSs that is, for U.S. federal income tax purposes,
•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
     If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, you should consult your own tax advisors.
     The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you generally will be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.
     The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADR and the issuer of the security underlying the ADR may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or intermediaries in the chain of ownership between the holder of an ADR and our company.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
     Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations.
     With respect to non-corporate U.S. Holders, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which we have applied to list on the New York Stock Exchange), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are backed by ADSs, but not on our ordinary shares that are not backed by ADSs, currently meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and, if we are eligible for such benefits, dividends we pay on our shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.
     In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In that case, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met, although no assurances can be given in this regard. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
     To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend (as discussed above).
Taxation of Disposition of ADSs or Ordinary Shares
     For U.S. federal income tax purposes, and subject to the discussion under “—Passive Foreign Investment Company” below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or shares, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or shares, including the availability of the foreign tax credit under your particular circumstances.
Passive Foreign Investment Company
     Based on the composition of our income and valuation of our assets, we believe we were not a passive foreign investment company, or a PFIC, for 2007, and we do not expect to become one in the future, although there can be no assurance in this regard. Because PFIC status is a factual determination, our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph.
     In general, we will be a PFIC for any taxable year in which:
•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.
     For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.
     The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our initial public offering. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.
     If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of our ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
     In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.
     If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount by value of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
     In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current U.S. tax law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in your income as a result of the mark-to-market election.
     Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.
     Alternatively, you can sometimes avoid the rules described above with respect to the stock you own in a PFIC by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.
Information Reporting and Backup Withholding
     Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares paid to you within the United States (and in certain cases, outside the United States) may be subject to information reporting to the Internal Revenue Service, unless you are an exempt recipient such as a corporation. However, backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts
     Not applicable.
H. Documents on Display
     We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.
     You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.
     The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.
     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
     Our financial statements have been prepared in accordance with U.S. GAAP.
     We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.
I. Subsidiary Information
     For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Foreign Exchange Risk
     Substantially all of our revenues, costs and expenses are denominated in Renminbi. As a result, fluctuations in the value of the Renminbi may affect the price competitiveness of our products as compared to competing products from multinational pharmaceutical companies. Although the conversion of the Renminbi is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar or any other currency nonetheless may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the Renminbi is permitted to fluctuate in value within a narrow band against a basket of certain foreign currencies. China is currently under significant international pressures to liberalize this government currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar.
     We use the Renminbi as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our subsidiaries is the Renminbi. All of our subsidiaries’ transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiaries existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of operations. The values of our company’s assets, liabilities and redeemable convertible preferred shares are translated into Renminbi in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, using the exchange rate on the balance sheet date. Revenues and expenses of our company are translated at average rates prevailing during the year. Gains and losses resulting from translation of our financial statements from U.S. dollar into Renminbi are recorded in other comprehensive loss within equity. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollar received in our initial public offering into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollar for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2007, we had U.S. dollar denominated bank deposits of US$60.4 million. If there was a further 1.0% appreciation of Renminbi against the U.S. dollar, our cash balance would have been decreased by RMB4.4 million (US$0.6 million), which would have resulted in an increase in the accumulated other comprehensive loss by such amount.
     We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure in foreign exchange risk.
Interest Rate Risk
     We have not been, nor do we anticipate being, exposed to material risks due to changes in interest rates. Our risk exposure to changes in interest rates relates primarily to the interest income generated by cash deposited in interest-bearing savings accounts. We did not have interest-bearing bank loan balance as of December 31, 2007. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge our interest risk exposure.
Item 12. Description of Securities Other than Equity Securities
     Not Applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None of these events occurred in any of the years ended December 31, 2005, 2006 and 2007.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
     We completed our initial public offering of 47,437,500 ordinary shares, in the form of ADSs, at US$16.20 per ADS in November 2007, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$384.2 million, of which we received net proceeds of US$357.3 million. The effective date of our registration statement on Form F-1 (File number: 333-146767) was November 8, 2007. Goldman Sachs (Asia) L.L.C. and Merrill Lynch & Co. were the joint book runners for the global offering of our ADSs.
     We have not used the net proceeds received from our initial public offering as of December 31, 2007.
     As of December 31, 2007, our cash resources amounted to RMB2,168.9 million (US$297.3 million), comprising of cash on hand and demand deposits.

Item 15. Controls and Procedures
Disclosure Controls and Procedures
     As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective.
Management’s Annual Report on Internal Control Over Financial Reporting.
     This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly-listed public companies.
Changes in Internal Controls
     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
     Our Board of Directors has determined that Alistair Eric MacCallum Laband qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” within the meaning of NYSE Manual Section 303A(2) and meet the criteria for independent set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended.
Item 16B. Code of Ethics
     Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
Item 16C. Principal Accountant Fees and Services
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to KPMG during the periods indicated below.

	For the Year Ended December 31,
	2005	2006	2007
	(in millions of RMB)
Audit Fees	—	—	5.0
Audit-related Fees(1)	—	—	16.3
Tax Fees	—	—	—
Other Fees(2)	—	—	0.4

(1)	Represents fees billed for services rendered in our initial public offering, including issuance of comfort letters.

(2)	Represents fees billed for internal control advisory services.

     The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     None.
PART III
Item 17. Financial Statements
     We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
     The following financial statements are filed as part of this annual report together with the report of the independent registered public accounting firm:
•	Consolidated Balance Sheets as of December 31, 2006 and 2007

•	Consolidated Statements of Operations for the years ended December 31, 2005, 2006 and 2007

•	Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive (Loss)/Income for the years ended December 31, 2005, 2006 and 2007

•	Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007

•	Notes to the Consolidated Financial Statements

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Second Amended and Restated Memorandum and Articles of Association of China Nepstar Chain Drugstore Ltd.(incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
2.1	Specimen Certificate for Ordinary Shares of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
2.2	Form of American Depositary Receipt of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
2.3	Form of Deposit Agreement among China Nepstar Chain Drugstore Ltd., the depositary and Owners and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.1	Investors’ Rights Agreement among China Nepstar Chain Drugstore Ltd., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co., GS Capital Partners 2000 Employee Fund, L.P., Goldman Sachs Direct Investment Fund 2000, L.P., dated October 6, 2004 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.2	Securities Purchase Agreement among China Nepstar Chain Drugstore Ltd., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co., GS Capital Partners 2000 Employee Fund, L.P., Goldman Sachs Direct Investment Fund 2000, L.P., dated October 6, 2004 (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.3	Form of Indemnification Agreement with the directors of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.4	Form of Logistics Service and Information Technology Support Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.4	Form of Trade Name License Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.5	Form of Supply Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.6.1	Loan Agreements dated as of June 13, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Nepstar Information and Technology Service Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.7.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.6.2	Loan Agreements dated as of June 13, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.7.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.7.1	Form of Shareholders Agreement dated as of April 28, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd. and Nepstar Information and Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. with respect to each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.8.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.7.2	Commitment Letter dated as of August 21, 2007 from Feng Tu and Shenzhen Nepstar Management Consulting Co., Ltd. to Shenzhen Nepstar Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.8.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.7.3	Commitment Letter dated as of August 21, 2007 from Liping Zhou and Shenzhen Nepstar Information and Technology Co., Ltd. to Shenzhen Nepstar Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit

Exhibit Number	Description of Document
10.8.3 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.8.1	Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Nepstar Information and Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.9.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.8.2	Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 10.9.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.9	Lease Agreement dated as of June 11, 2004 between Shenzhen Renbao Investment Real Estate Management Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding office space for the headquarters of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.10	Lease Agreement dated as of October 15, 2004 between Shenzhen Baodazhou Development Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding the national distribution center (Translation) (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.11	Lease Agreement dated as of December 16, 2005 between Shenzhen Baodazhou Development Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding the national distribution center (Translation) (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.12	Trademark License Agreement dated as of April 20, 2000 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Neptunus” (Translation) (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.13	Trademark License Agreement dated as of July 7, 2000 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 499 trademarks (Translation) (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.14	Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Tong’ai Pharmaceutical Manufacturing Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Tong’ai” and “Jindian” (Translation) (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.15	Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Pharmaceutical Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 42 trademarks (Translation) (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.16	Trademark License Agreement dated as of June 28, 2007 between Shenzhen Neptunus Pharmaceutical Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 14 trademarks (Translation) (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.17	Trademark License Agreement dated as of June 28, 2007 between Shenzhen Neptunus Tong’ai Pharmaceutical Management Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Tong’ai” (Translation) (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm

*	Filed with this annual report on Form 20-F

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By	/s/ Jiannong Qian
Name:	Jiannong Qian
Title:	Chief Executive Officer

Date: May 29, 2008

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
China Nepstar Chain Drugstore Ltd.
We have audited the accompanying consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity / (deficit) and comprehensive (loss)/income and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Nepstar Chain Drugstore Ltd. and its subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements as of and for the year ended December 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.
/s/ KPMG
Hong Kong, China
April 25, 2008

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2007
(Amounts in thousands, except share and per share data)

		December 31,
	Note	2006	2007	2007
		RMB	RMB	USD
ASSETS
Current assets:
Cash		82,996	2,168,911	297,331
Held-to-maturity investment security	3	—	600,000	82,252
Accounts receivable, net of allowance for doubtful accounts	4	40,155	54,753	7,506
Amounts due from related parties	18	5,818	5,860	804
Prepaid expenses, deposits and other current assets	5	62,556	107,229	14,700
Inventories	6	271,362	285,307	39,112
Deferred income taxes	9	2,380	2,991	410

Total current assets		465,267	3,225,051	442,115

Property and equipment, net	7	146,978	172,171	23,603
Deposits for purchases of properties paid to related parties	18	—	2,125	291
Rental deposits		12,666	22,167	3,039
Equity investments		12,638	12,638	1,732
Intangible assets, net	8	3,819	3,135	430
Deferred income taxes	9	859	1,254	172

TOTAL ASSETS		642,227	3,438,541	471,382

LIABILITIES, MINORITY INTERESTS, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIT) / EQUITY

Current liabilities:
Short-term bank loan		3,000	—	—
Accounts payable		244,034	233,425	32,000
Amounts due to related parties	18	55,628	50,544	6,929
Accrued expenses and other payables	10	84,204	142,505	19,535
Income tax payable		12,185	37,958	5,204

Total current liabilities		399,051	464,432	63,668

Minority interests		11,036	18,964	2,600

Series A redeemable convertible preferred shares:
USD0.0001 par value; 120,000,000 shares authorized; 50,000,000 shares issued and outstanding as of December 31, 2006 and nil issued and outstanding as of December 31, 2007	13	234,532	—	—

Shareholders’ (deficit) /equity
Share capital — ordinary shares USD0.0001 par value:
240,000,000 shares authorized; 115,000,000 shares issued and outstanding as of December 31, 2006 and 213,077,944 shares issued and outstanding as of December 31, 2007	11	95	168	23
Additional paid-in capital		59,617	2,921,521	400,505
Accumulated other comprehensive loss		(487)	(37,957)	(5,204)
Retained earnings/ (accumulated deficit)		(61,617)	71,413	9,790

Total shareholders’ (deficit) /equity		(2,392)	2,955,145	405,114

Commitments and contingencies	19

TOTAL LIABILITIES, MINORITY INTERESTS, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIT) /EQUITY		642,227	3,438,541	471,382

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)

		Year ended December 31,
	Note	2005	2006	2007	2007
		RMB	RMB	RMB	USD

Revenue	14,18	1,313,153	1,732,433	1,954,683	267,963
Cost of goods sold		(931,973)	(1,124,221)	(1,092,011)	(149,701)

Gross profit		381,180	608,212	862,672	118,262
Sales, marketing and other operating expenses		(348,297)	(517,047)	(606,340)	(83,122)
General and administrative expenses		(45,480)	(62,556)	(75,514)	(10,351)

(Loss)/income from operations		(12,597)	28,609	180,818	24,789

Interest income		1,145	1,085	10,703	1,467
Interest expense		—	(65)	(151)	(21)
Dividend income from cost method investments		9	1,006	1,077	148
Loss on disposal of cost method investments		(437)	—	—	—

(Loss)/income before income tax expense and minority interests		(11,880)	30,635	192,447	26,383
Income tax expense	9	(4,881)	(12,705)	(36,354)	(4,984)

(Loss)/income before minority interests		(16,761)	17,930	156,093	21,399
Minority interests		(1,192)	(4,328)	(7,928)	(1,087)

Net (loss)/income		(17,953)	13,602	148,165	20,312

Accretion to Series A redeemable convertible preferred shares redemption value	13	(10,551)	(16,592)	(15,135)	(2,075)

Net (loss)/income attributable to ordinary shareholders		(28,504)	(2,990)	133,030	18,237

Net (loss)/income per ordinary share:

Basic	17	(0.25)	(0.03)	0.80	0.11

Diluted	17	(0.25)	(0.03)	0.80	0.11

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY / (DEFICIT) AND COMPREHENSIVE (LOSS) / INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except share and per share data)

					Accumulated	Retained	Total
	Ordinary shares			Additional	other	earnings	shareholders’
	Number of	Par value	Paid-in	paid-in	comprehensive	/(accumulated	equity /	Comprehensive
	shares	amount	capital	capital	loss	deficit)	(deficit)	(loss)/income
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2005	115,000,000	95	2,350	92,410	1	(57,266)	37,590
Distribution to shareholder (note 1(a))	—	—	(2,350)	(5,650)	—	—	(8,000)
Net loss	—	—	—	—	—	(17,953)	(17,953)	(17,953)
Accretion to Series A redeemable convertible preferred Shares redemption value (note 13)	—	—	—	(10,551)	—	—	(10,551)
Foreign currency translation adjustment net of tax effect of nil	—	—	—	—	(388)	—	(388)	(388)

Comprehensive loss								(18,341)

Balance as of December 31, 2005	115,000,000	95	—	76,209	(387)	(75,219)	698
Net income	—	—	—	—	—	13,602	13,602	13,602
Accretion to Series A redeemable convertible preferred shares redemption value (note 13)	—	—	—	(16,592)	—	—	(16,592)
Foreign currency translation adjustment net of tax effect of nil	—	—	—	—	(100)	—	(100)	(100)

Comprehensive income								13,502

Balance as of December 31, 2006	115,000,000	95	—	59,617	(487)	(61,617)	(2,392)
See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY / (DEFICIT) AND COMPREHENSIVE (LOSS) / INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — CONTINUED
(Amounts in thousands, except per share data)

					Accumulated	Retained	Total
	Ordinary shares			Additional	other	earnings/	shareholders’
	Number of	Par value	Paid-in	paid-in	comprehensive	(accumulated	equity /	Comprehensive
	shares	amount	capital	capital	loss	deficit)	(deficit)	(loss)/income
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income	—	—	—	—	—	148,165	148,165	148,165
Accretion to Series A redeemable convertible preferred shares redemption value (note 13)	—	—	—	—	—	(15,135)	(15,135)
Issuance of ordinary shares upon initial public offering (“IPO”), net of share offering costs of RMB 51,806	47,437,500	35	—	2,601,302	—	—	2,601,337
Conversion of Series A convertible redeemable preferred shares to ordinary shares (note 13)	50,000,000	37	—	249,630	—	—	249,667
Issuance of ordinary shares upon exercise of employee share options (note 11)	640,444	1	—	2,265	—	—	2,266
Share-based compensation expense (note 15)	—	—	—	8,707	—	—	8,707
Foreign currency translation adjustment net of tax effect of nil	—	—	—	—	(37,470)	—	(37,470)	(37,470)

Comprehensive income								110,695

Balance as of December 31, 2007	213,077,944	168	—	2,921,521	(37,957)	71,413	2,955,145

Balance as of December 31, 2007 (USD)		23	—	400,505	(5,204)	9,790	405,114

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands)

	Year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net (loss)/income	(17,953)	13,602	148,165	20,312
Adjustments to reconcile net (loss)/ income to net cash (used in) / provided by operating activities:
Share-based compensation expense	—	—	8,707	1,194
Depreciation and amortization	31,844	46,125	47,841	6,558
Loss on disposal of property and equipment	359	1,253	893	122
Minority interests	1,192	4,328	7,928	1,087
Loss on disposal of cost method investments	437	—	—	—
Deferred income taxes	(2,003)	(770)	(1,006)	(2,026)

Changes in operating assets and liabilities:
Accounts receivable	(6,362)	(11,621)	(14,598)	(2,001)
Amounts due from related parties	2,100	(1,499)	(42)	(6)
Prepaid expenses, deposits and other current assets	(24,633)	(11,502)	(54,175)	(5,539)
Inventories	(77,587)	(42,910)	(13,945)	(1,912)
Accounts payable	23,051	20,742	(10,609)	(1,454)
Amounts due to related parties	41,587	3,123	(5,084)	(697)
Accrued expenses and other payables	22,502	17,293	31,209	4,278
Income tax payable	4,442	4,945	25,773	3,533

Net cash (used in) /provided by operating activities	(1,024)	43,109	171,057	23,449

Cash flows from investing activities:
Purchase of property and equipment	(71,490)	(75,215)	(68,430)	(9,381)
Proceeds from disposal of property and equipment	2,915	860	2,146	294
Acquisition of held-to-maturity investment security	—	—	(600,000)	(82,252)
Payments for acquisitions of additional equity interest in consolidated subsidiaries	(500)	—	—	—
Proceeds from disposal of cost method investments	150	—	—	—

Net cash used in investing activities	(68,925)	(74,355)	(666,284)	(91,339)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon IPO, net of share offering costs of RMB33,578 paid	—	—	2,619,565	359,110
Proceeds from issuance of ordinary shares upon exercise of employee share options	—	—	2,266	311
Proceeds from issuance of Series A redeemable convertible preferred shares	81,000	—	—	—
Distributions to shareholders	(8,000)	—	—	—
Proceeds from short-term bank loans	—	3,000	3,000	411
Repayment of short-term bank loans	—	—	(6,000)	(822)
Contributions from minority shareholders of consolidated subsidiaries	980	490	—	—

Net cash provided by financing activities	73,980	3,490	2,618,831	359,010

Effect of exchange rate on cash	(79)	(99)	(37,689)	(5,167)
Net increase/(decrease) in cash	3,952	(27,855)	2,085,915	285,953
Cash at beginning of the year	106,899	110,851	82,996	11,378

Cash at end of the year	110,851	82,996	2,168,911	297,331

Supplementary cash flow and non-cash information:
Interest paid	—	(65)	(151)	(21)

Income taxes paid	(2,441)	(8,530)	(25,361)	(3,477)

Payable for purchase of property and equipment	4,241	1,739	10,821	1,483

Share offering costs payable	—	—	18,228	2,499

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION
(a)	Principal activities
China Nepstar Chain Drugstore Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”) are principally engaged in the business of operating retail drugstores in the People’s Republic of China (“PRC”). The Group’s drugstores provide pharmacy services and sell prescription drugs, non-prescription or over-the-counter drugs, nutritional supplements, herbal products, personal care products, family care products as well as convenience products including snack food and beverages. As of December 31, 2007, the Company, through its subsidiaries, was the owner operator of approximately 2,000 retail drugstores in over 50 cities in Guangdong, Jiangsu, Zhejiang, Liaoning, Shandong, Hunan, Fujian, Sichuan, and Yunnan provinces and Shanghai and Tianjin municipalities of the PRC under the names of “China Nepstar” and “Jian Zhijia”.

The following list contains the particulars of consolidated subsidiaries which principally affect the results of operations and financial condition of the Company.

		Percentage of equity interest
	Principal	as of December 31,
Name of subsidiary	activities	2005	2006	2007
Shenzhen Nepstar Pharmaceutical Co., Ltd. (“Nepstar Pharmaceutical”)	Procurement of merchandise for the Group	100%	100%	100%

Shanghai Nepstar Chain Co., Ltd. (“Shanghai Nepstar”)	Operation of retail drugstores	100%	100%	100%

Guangzhou Nepstar Chain Co., Ltd. (“Guangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

Ningbo Nepstar Chain Co., Ltd. (“Ningbo Nepstar”)	Operation of retail drugstores	100%	100%	100%

Sichuan Nepstar Chain Co., Ltd. (“Sichuan Nepstar”)	Operation of retail drugstores	100%	100%	100%

Jiangsu Nepstar Chain Co., Ltd. (“Jiangsu Nepstar”)	Operation of retail drugstores	100%	100%	100%

Dalian Nepstar Chain Co., Ltd. (“Dalian Nepstar”)	Operation of retail drugstores	100%	100%	100%

Hangzhou Nepstar Chain Co., Ltd. (“Hangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

Shandong Nepstar Chain Co., Ltd. (“Shandong Nepstar”)	Operation of retail drugstores (note i)	100%	100%	100%

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION — CONTINUED
(a)	Principal activities — continued

		Percentage of equity interest
	Principal	as of December 31,
Name of subsidiary	activities	2005	2006	2007

Shenzhen Nepstar Chain Co., Ltd. (“Shenzhen Nepstar”)	Operation of retail drugstores	100%	100%	100%

Yunnan Jian Zhijia Chain Drugstore Ltd. (“Yunnan Nepstar”)	Operation of retail drugstores (note ii)	40%	40%	40%

Qingdao Nepstar Chain Co., Ltd. (“Qingdao Nepstar”)	Operation of retail drugstores (note iii)	100%	100%	100%

Tianjin Nepstar Chain Co., Ltd. (“Tianjin Nepstar”)	Operation of retail drugstores (note iii)	100%	100%	100%

Weifang Nepstar Pharmaceutical Co., Ltd (“Weifang Nepstar”)	Procurement of merchandise for the Group (note iii)	—	100%	100%

Notes:

(i)	In November 2005, the Company completed the acquisition of Shandong Nepstar from Shandong Neptunus Yinhe Pharmaceutical Co., Ltd. (“Shandong Neptunus”) for cash consideration of RMB8,000. Shandong Nepstar was indirectly held and controlled by Shenzhen Neptunus Group Co., Ltd., the parent and controlling shareholder of the Company (see note 1(c)) and accordingly, the acquisition of Shandong Nepstar was accounted for as a transaction between entities under common control. The assets and liabilities of Shandong Nepstar have been recognized at their historical carrying amounts and the accompanying consolidated financial statements present the financial condition and the results of operations of Shandong Nepstar as if it was acquired at the beginning of the earliest date presented. The cash consideration of RMB8,000 has been accounted for as a distribution to shareholder.

(ii)	Yunnan Nepstar is 40% owned by Nepstar Pharmaceutical, 30% owned by Yunnan Qunxiang Industrial Trading Co., Ltd. (“Qunxiang”), a company 100% beneficially owned by a director of Yunnan Nepstar, who is also an employee of the Group, and 30% owned by Yunnan Hengyu Industrial Trading Co., Ltd., a third party investor. Pursuant to an agreement entered into in January 1999, Qunxiang assigned Nepstar Pharmaceutical its 30% voting interest right with respect to the corporate, financial and operating actions of Yunnan Nepstar, including the approvals for the appointment of directors, business operating and capital investment plans, financial budgets, and dividends or profit distributions. Under the Articles of Association of Yunnan Nepstar, the approval and resolution of these corporate and financial actions require a majority vote by the shareholders. The assignment of the voting interest right to Nepstar Pharmaceutical is legally binding and irrevocable as long as Nepstar Pharmaceutical remains a 40% shareholder of Yunnan Nepstar. Also, Qunxiang has agreed not to dispose its 30% equity interest in Yunnan Nepstar to any parties other than Nepstar Pharmaceutical without receiving Nepstar Pharmaceutical’s prior consent. Since Nepstar Pharmaceutical has legal and unilateral control of the operations of Yunnan Nepstar by virtue of ownership of a majority voting interest held directly (40%) and indirectly through the voting interest right assignment (30%), Yunnan Nepstar has been accounted for as a 40%-owned consolidated subsidiary of the Group with 60% minority interest.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION — CONTINUED
(a)	Principal activities — continued
(iii)	Qingdao Nepstar and Tianjin Nepstar were established in August 2005 and October 2005, respectively. The Group contributed cash of RMB5,000 each to Qingdao Nepstar and Tianjin Nepstar for 100% equity interest in each of these companies. Weifang Nepstar was established in October 2006. The Group contributed cash of RMB1,000 for 100% equity interest in this company.
(b)	Significant concentrations and risks
All of the Group’s operations and customers are located in the PRC.

None of the Group’s customers contributed 10% or more of the Group’s revenue for the years ended December 31, 2005, 2006 and 2007.

For the years ended December 31, 2005, 2006 and 2007, none of the suppliers contributed more than 10% of the Group’s total purchase of merchandise except for the related party supplier disclosed in note 18(a).

As of December 31, 2006 and 2007, the Group had US Dollar denominated bank deposits of USD373 and USD8,377 (equivalent to RMB2,908 and RMB61,107) with major financial institutions in the Hong Kong Special Administrative Region of the PRC (“HKSAR”). Apart from the bank deposits in HKSAR, all of the Group’s bank deposits are with major financial institutions of mainland of the PRC. Management believes these financial institutions are of high credit quality.
(c)	Organization
The Company was incorporated in the Cayman Islands in August 2004 as part of the reorganization of Shenzhen Nepstar Health Chain Drugstore Co. Ltd (“Nepstar Health”), a PRC company holding the retail drugstore business (the “Predecessor Operations”) of Shenzhen Neptunus Group Co., Ltd. (“Neptunus Group”) (the “Reorganization”) to facilitate the raising of capital from investors outside of the PRC and to prepare for the Company’s IPO of its securities. In connection with the Reorganization, (i) China Neptunus Holding (BVI) Ltd. (a company beneficially owned by Mr. Simin Zhang, Neptunus Group’s chairman and controlling shareholder) and China Star Chain Ltd. (a company beneficially owned by the minority shareholder of the Nepstar Health) made an aggregate capital contribution of RMB44,767 into the Company for 115 million ordinary shares of the Company upon its incorporation; and (ii) Nepstar Health transferred all of its equity interest in the Predecessor Operations to the Company for cash consideration of RMB 42,700. On November 9, 2007, the Company completed an initial public offering of shares in the form of American Depositary Shares (“ADSs”). The Company’s ADSs are traded on New York Stock Exchange under the symbol “NPD”.

In May 2007, the Company carried out a group reorganization to transfer 51% equity interest in each of Shanghai Nepstar, Guangzhou Nepstar, Ningbo Nepstar, Sichuan Nepstar, Jiangsu Nepstar, Dalian Nepstar, Hangzhou Nepstar, Shandong Nepstar, Shenzhen Nepstar, Qingdao Nepstar and Tianjin Nepstar (collectively referred to as the “Regional Companies”) to two PRC companies (the “Transferee Companies”) (the “Share Transfer). The Transferee Companies are legally held under the name of the Group’s employees in order to comply with certain PRC rules and regulations in relation to foreign ownership of companies in the PRC engaging in retail drugstore businesses. The Transferee Companies paid an aggregate consideration of RMB36,000 to the Company for the 51% equity interest in the Regional Companies, which was financed by loans of the same amount provided by the Company. In order to retain and maintain the same legal and unilateral control and economic risks and rewards of the Regional Companies that were previously held through direct legal ownership, the Group entered into certain contractual arrangements with the Regional Companies, the Transferee Companies and their individual legal owners. The terms of these contractual arrangements are summarized as follows:

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION — CONTINUED
(c)	Organization — continued
Agreements that Retain Control over the Regional Companies

Under the shareholders agreement among Nepstar Pharmaceutical, a wholly-owned subsidiary of the Company, and the Transferee Companies, for each of the Regional Companies, each of the Transferee Companies is not allowed to transfer its equity interests in the Regional Companies to a third party, nor is it allowed to pledge, dispose of or create any encumbrance on such equity interest, without the prior written consent of Nepstar Pharmaceutical. In addition, the Transferee Companies agree to delegate all the rights to exercise their voting power as shareholders of the Regional Companies to persons designated by Nepstar Pharmaceutical, and agree to delegate the voting rights of the directors representing it on the board of directors of the Regional Companies to the directors representing Nepstar Pharmaceutical.

Agreements that Retain Economic Risks and Rewards of the Regional Companies

Under the Logistics Service and Information Technology Support Agreements, the Trade Name License Agreements entered into between Nepstar Pharmaceutical and each of the Regional Companies, Nepstar Pharmaceutical provides logistic, information technology support and consulting services to the Regional Companies, and allow these companies to use the trade names and brand names for their operations, in exchange for annual service fees and license fees calculated based on each Regional Company’s gross profit. Under the Supply Agreements entered into between Nepstar Pharmaceutical and each of the Regional Companies, Nepstar Pharmaceutical is the exclusive supplier of all products sold by these companies’ retail drugstores. The purchase price to be paid by the Regional Companies is determined by Nepstar Pharmaceutical monthly based on latest market conditions. However, Nepstar Pharmaceutical has the right to adjust the purchase price at its sole discretion. These agreements allow a substantial portion of the Regional Companies’ profits to be transferred to the Company through Nepstar Pharmaceutical.

The respective shareholders agreements referred to above stipulate that unanimous approval of shareholders must be obtained before each of the Regional Companies may distribute dividends and with such approval, dividends may be distributed in accordance with the shareholders’ respective equity interest or in a ratio as otherwise agreed to by the shareholders. In addition, any amounts received by the Transferee Companies from the Regional Companies, including dividends and other distributions on equity interest, shall be deposited in a designated bank account payable to Nepstar Pharmaceutical as security for the loans. Without prior consent of Nepstar Pharmaceutical, these amounts cannot be distributed to the Transferee Companies’ shareholders. Further, Nepstar Pharmaceutical has an exclusive option to acquire all or part of the Transferee Companies’ equity interest in the Regional Companies at a price equal to the respective purchase price initially paid by the Transferee Companies. Nepstar Pharmaceutical also has an exclusive option to acquire all or part of the equity interests in the Transferee Companies from their shareholders at a price equal to the registered capital of these companies.

In the opinion of management, based on consultation with the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations.
(d)	Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (“US GAAP”).
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Principles of consolidation
The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(a)	Principles of consolidation — continued

Since the Share Transfer is, for accounting purposes, non-substantive and the contractual agreements provide the Company with the legal and unilateral control of the Regional Companies and allow the Company to retain substantially all economic risks and rewards of ownership as though they were held through direct legal ownership, the Company continues to consolidate 100% of the Regional Companies’ assets and liabilities and results of operations without minority interest. The loans of RMB36,000 provided by the Company to the Transferee Companies and the consideration due from these companies for the transfer of 51% equity interest in the Regional Companies are fully eliminated upon consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Significant items subject to such estimates and assumptions include the realizability of inventories; the useful lives and salvage values of property and equipment, the recoverability of the carrying amount of property and equipment, intangible assets, and investments; realization of deferred tax assets; collectibility of accounts receivable, the fair values of employee share-based payment schemes and financial instruments; and assessment of contingent obligations. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

(c)	Foreign currency transactions and translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company is the US dollar (“USD”), whereas the functional currency of the Company’s subsidiaries in the PRC is the RMB as the PRC is the primary economic environment in which these entities operate. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in general and administrative expenses in the statement of operations. Gains/(losses) on inter-company foreign currency transactions that are of a long-term nature are reported as other comprehensive income/(loss) in the same manner as translation adjustments. As of December 31, 2006 and 2007, the Group had accumulated other comprehensive loss of nil and RMB23,901 respectively, in relation to such inter-company foreign currency transactions.

Assets, liabilities and redeemable convertible preferred shares of the Company are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses of the Company are translated at average rates prevailing during the year. Gains and losses resulting from translation of the Company’s financial statements are recorded as a separate component of accumulated other comprehensive loss within shareholders’ (deficit)/ equity.

For the convenience of the readers, the December 31, 2007 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB7.2946, being the noon buying rate for U.S. dollars in effect on December 31, 2007 for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2007 or at any other date.

Since RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(d)	Cash

Cash consists of cash on hand, cash in the drugstores and cash at banks. None of the Group’s cash balance is restricted as to withdrawal.

As of December 31, 2006 and 2007, the Group had US Dollar denominated bank deposits of USD373 and USD60,380 (equivalent to RMB2,908 and RMB440,448), respectively, of which USD373 and USD8,377 (equivalent to RMB2,908 and RMB61,107), respectively, were held by the Company.

(e)	Held-to-maturity investment securities

Investments in debt securities that the Group has the intent and ability to hold to maturity are classified as held-to-maturity investment securities. Such investments are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Interest income from the held-to-maturity debt securities is recognized when earned. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to interest income using the effective-interest method.

(f)	Accounts receivable

Accounts receivable represent amounts due from banks relating to retail sales that are paid or settled by the customers’ debit or credit cards, amounts due from government social security bureaus relating to retail sales of drugs and prescription medicine that are paid or settled by the customers’ medical insurance cards, and amounts due from non-retail customers for sales of merchandise. Accounts receivable are stated net of an allowance for doubtful accounts. The Group maintains and records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts and aging data. Judgments are made with respect to the collectibility of accounts receivable based on customer specific facts and current economic conditions. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(g)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Market is the lower of replacement cost or net realizable value. The Group carries out physical inventory counts on a quarterly basis at each store and warehouse location to ensure that the amounts reflected in the consolidated financial statements at each reporting period are properly stated and valued. The Group records write-downs to inventories for shrinkage losses and damaged merchandise that are identified during the inventory counts. The inventory write-downs due to shrinkage losses and damaged merchandise for years ended December 31, 2005, 2006 and 2007 were RMB1,492, RMB2,761 and RMB4,097, respectively, and are included in cost of goods sold.

(h)	Long-lived assets

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation or amortization. Depreciation is calculated on the straight-line method over the following estimated useful lives of the assets, taking into consideration the assets’ estimated residual value. Leasehold improvements are amortized over the shorter of 5 years or the lease term of the underlying assets. Following are the estimated useful lives of the Group’s other property and equipment:

Store properties	20 years
Store fixture and equipment	5 years
Motor vehicles	5 years

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(h)	Long-lived assets — continued

Intangible assets

The Group’s intangible assets represent techniques and processes acquired from a third party with respect to drugstore management and operations. The Group’s intangible assets are recognized at cost and are amortized on a straight-line basis over 9 years, which is the estimated period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group and which approximates the contractual period for the use of the assets.

Impairment of long-lived assets

Long-lived assets including property and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment of long-lived assets was recognized for the years ended December 31, 2005, 2006 and 2007.

(i)	Equity investments

Equity investments represent equity interests in private enterprises in the PRC that are accounted for under the cost method since the Group does not have the ability to exercise significant influence over the operating and financial policies of the investees.

Under the cost method of accounting, the Group records an investment in the equity of an investee at cost, and recognizes as income dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition.

The Group recognizes an impairment loss when a series of operating losses of an investee or other factors may indicate that a decline in value below the carrying amount of the investment has occurred which is other than temporary. The process of assessing and determining whether impairment on a particular equity investment is other-than-temporary requires significant judgment. To determine whether an impairment is other-than-temporary, management considers whether the Company has the ability and intent to hold the investment until recovery and considers whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to year end, and forecasted performance of the investee. Based on management’s evaluation, no impairment charges related to the Group’s investments were recognized for any of the periods presented.

(j)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or tax laws is recognized in the statement of operations in the period the change in tax rates or tax laws is enacted.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(k)	Revenue recognition

Revenue from sales of prescription medicine at the drugstores is recognized when the prescription is filled and the customer picks up and pays for the prescription. Revenue from sales of other merchandise at the drugstores is recognized at the point of sale, which is when the customer pays for and receives the merchandise. Revenue from sales of merchandise to non-retail customers is recognized when the following conditions are met: 1) persuasive evidence of an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); 2) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; 3) the sales price is fixed or determinable; and 4) collectibility is probable. Historically, sales return was immaterial.

The Group’s revenue is net of value added tax (“VAT”) collected on behalf of tax authorities in respect of the sale of merchandise. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the balance sheet until it is paid to the tax authorities.

(l)	Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs amounted to RMB11,083, RMB18,146 and RMB15,962 for the years ended December 31, 2005, 2006 and 2007, respectively.

(m)	Store opening costs

Expenditures related to the opening of new drugstores, other than expenditures for property and equipment, are expensed when incurred.

(n)	Vendor allowances

The Group accounts for vendor allowances according to Emerging Issues Task Force (“EITF”) Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor and EITF Issue No. 03-10, Application of EITF Issue No. 02-16 by Reseller to Sales Incentives Offered to Consumers by Manufacturers. Vendor allowances reduce the carrying value of inventories and subsequently transferred to cost of goods sold when the inventories are sold, unless those allowances are specifically identified as reimbursements for advertising, promotion and other services, in which case they are recognized as a reduction of the related advertising and promotion costs.

For the years ended December 31, 2005, 2006 and 2007, the Company recognized vendor allowances of RMB75,765, RMB62,200 and RMB57,978 in cost of goods sold, respectively. None of the vendor allowances was recognized as a reduction of advertising and promotion costs.

(o)	Warehouse, buying and distribution costs

Warehouse and buying costs represent primarily rental expenses for warehouses, staff cost and other expenses incurred in warehousing and purchasing activities. Distribution costs represent the costs of transporting the merchandise from warehouses to stores. These costs are expensed as incurred and are included in sales, marketing and other operating expenses. Warehouse and buying costs amounted to RMB10,846, RMB14,151 and RMB20,567 and distribution costs amounted to RMB2,500, RMB5,418 and RMB8,842 for the years ended December 31, 2005, 2006 and 2007, respectively.

(p)	Operating leases

The Group leases premises for retail drugstores, warehouses and offices under non-cancelable operating leases. Operating lease payments are expensed on a straight-line basis over the term of lease. A majority of the Group’s retail drugstore leases have a 5-year term with a renewal option upon the expiry of the lease. The Group has historically been able to renew a majority of its drugstores leases. Under the terms of the lease agreements, the Group has no legal or contractual asset retirement obligations at the end of the lease.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(q)	Retirement and other postretirement benefits

Contributions to defined contribution retirement plans are charged to the statement of operations as and when the related employee service is provided. The Group does not have any defined benefit retirement plans.

(r)	Share-based payments

The Group accounts for share-based payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS No.123R”). Under SFAS No. 123R, the Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. Details of the Group’s share option plan are set out in note 15.

(s)	Earnings / (loss) per share

Basic earnings / (loss) per ordinary share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings. The Company’s redeemable convertible preferred shares (note 13) are participating securities since the holders of these securities may participate in dividends with ordinary shareholders based on a pre-determined formula.

Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the redeemable convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the impact is anti-dilutive.

(t)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Historically, the Group has experienced no product liability claims.

(u)	Segment reporting

The Group has no operating segments, as that term is defined by Statement of Financial Accounting Standards No. 131, Disclosure about Segments of an Enterprise and Related Information. Because all of the Group’s operations and customers are located in the PRC, no geographic information is presented.

(v)	Recently issued accounting pronouncements

FASB Statement No. 157 (“SFAS No. 157”)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No.157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(v)	Recently issued accounting pronouncements — continued

FASB Statement No. 157 (“SFAS No. 157”) — continued

Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of SFAS No. 157’s fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. Management does not expect the initial adoption of SFAS No. 157 will have a material impact on the Group’s consolidated financial statements.

FASB Statement No. 159 (“SFAS No. 159”)

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value. The Standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Group on January 1, 2008, although earlier adoption is permitted. Management has decided not elect the fair value option.

FASB Statement No. 141(R) (“SFAS No. 141(R)”) and FASB Statement No. 160 (“SFAS No.160”)

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised) “Business Combinations” and Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51”. SFAS No. 141(R) and SFAS No. 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS No. 141(R) will be applied to business combinations occurring after the effective date. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. Management is currently evaluating the impact of adopting SFAS No. 141(R) and SFAS No. 160 on the Group’s consolidated financial statements.

3	HELD-TO-MATURITY INVESTMENT SECURITY

This represents an investment in a debt security issued by a PRC listed financial institution. The underlying assets of the security are a diversified portfolio of commercial loans. The debt security bears fixed interest at 6.1% per annum and has a fixed term of three months from the date of issuance, and is not redeemable prior to maturity on March 26, 2008.

4	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable represent amounts due from banks relating to retail merchandise sales that are paid or settled by the customers’ debit or credit cards, amounts due from government social security bureaus relating to retail sales of drugs and prescription medicine that are paid or settled by the customers’ medical insurance cards, and amounts due from non-retail customers for sales of merchandise.

	December 31,
	2006	2007
	RMB	RMB
Accounts receivable due from:
Banks	2,327	2,032
Social security bureaus	28,863	40,016
Non-retail customers	8,965	13,602

	40,155	55,650
Less: allowance for doubtful accounts	—	(897)

Accounts receivable, net	40,155	54,753

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
4	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS — CONTINUED

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2005, 2006 and 2007.

	December 31,
	2005	2006	2007
	RMB	RMB	RMB

Balance at the beginning of the year	1,144	1,144	—
Charge for the year	—	—	897
Write-off of accounts receivable against the allowance	—	(1,144)	—

Balance at the end of the year	1,144	—	897

Historically, the amount of bad debt write-off has been immaterial and the Group has been able to collect substantially all amounts due from these parties.

5	PREPAID EXPENSES, DEPOSITS AND OTHER CURRENT ASSETS

Prepaid expenses, deposits and other current assets consist of the following:

	December 31,
	2006	2007
	RMB	RMB

Prepaid rental	33,145	59,133
Rental deposits	7,455	5,728
Prepayments for purchases of merchandise	4,321	4,940
Advances to employees	2,977	6,539
Deferred tax charge on unrealized profits on inter-company sales	1,612	15,385
Store consumables and supplies	6,570	6,128
VAT recoverable	2,478	706
Other prepaid expenses and deposits	3,998	8,670

	62,556	107,229

6	INVENTORIES

Inventories consist of the following:

	December 31,
	2006	2007
	RMB	RMB

Merchandise in stores	189,954	186,146
Merchandise in warehouses	81,408	99,161

	271,362	285,307

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
7	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2006	2007
	RMB	RMB

Store properties	4,664	4,859
Leasehold improvements	168,906	210,024
Store fixture and equipment	86,593	110,011
Motor vehicles	12,093	11,741

	272,256	336,635
Less: Accumulated depreciation and amortization	(125,278)	(164,464)

	146,978	172,171

Total depreciation and amortization expense for property and equipment for the years ended December 31, 2005, 2006 and 2007 was RMB31,161, RMB45,442 and RMB47,158, respectively, of which RMB27,063, RMB39,558 and RMB41,836 was recorded in sales, marketing and other operating expenses and RMB4,098, RMB5,884 and RMB5,322 was recorded in general and administrative expenses. No depreciation and amortization expense was included in cost of goods sold for the years presented because the Company’s business does not involve manufacturing of merchandise and the amount of depreciation and amortization of property and equipment utilized in acquiring, warehousing and transporting the merchandise to locations ready for sale is not material.

8	INTANGIBLE ASSETS, NET

	December 31,
	2006	2007
	RMB	RMB

Cost	6,120	6,120
Less: Accumulated amortization	(2,301)	(2,985)

	3,819	3,135

The Group’s intangible assets represent techniques and processes acquired in 2003 from a third party with respect to drugstore management and operations. The Group amortizes the cost of the intangible assets on a straight-line basis over an estimated life of 9 years, which is the estimated period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group, and which approximates the contractual period for the use of the assets. A straight-line method of amortization has been adopted as the pattern in which the economic benefits are used up cannot be reliably determined.

Amortization expense for the intangible assets was RMB683, RMB683 and RMB683 for the years ended December 31, 2005, 2006 and 2007, respectively and was all included in general and administrative expenses. Estimated amortization expense for each of the years ending December 31, 2008, 2009, 2010 and 2011 is RMB683 and for the year December 31, 2012 is RMB403.

9	INCOME TAXES

Cayman Islands Tax

Under the current law of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividend by the Company, no withholding tax is imposed.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
9	INCOME TAXES — CONTINUED

PRC Corporate Income Tax

The Company’s operating subsidiaries, all being incorporated in the PRC, are governed by the PRC income tax law. For periods prior to January 1, 2008, these entities were subject to the PRC enterprise income tax rate of 33%, except for certain subsidiaries and tax paying retail store entities located and conducting operations in the Shenzhen and Zhuhai Special Economic Zones and the Yunnan Province in the PRC, which were subject to a preferential tax rate of 15%. Each of the Group’s subsidiaries files stand-alone tax returns and the Group does not file a consolidated tax return.

Except for the Company’s interest income from bank deposits of RMB9,121 and share-based compensation expense of RMB364 for the year ended December 31, 2007, all of the Group’s (loss)/income before income tax expense and minority interests are related to its PRC operations.

Income tax expense/(benefit) in the consolidated statements of operations consist of:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Current tax expense	6,884	13,475	37,360
Deferred tax benefit	(2,003)	(770)	(1,006)

Income tax expense	4,881	12,705	36,354

The reconciliation between actual income tax expense and the amount that results by applying the PRC statutory tax rate of 33% to (loss)/income before income taxes and minority interests is as follows:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Computed “expected” tax (benefit)/ expense	(3,920)	10,110	63,508
Effect of tax rate differential	(2,830)	(8,751)	(33,543)
Effect of change in tax rate (note)	—	—	(680)
Non-deductible expenses:
— Staff costs exceeding allowable limit	4,415	3,939	5,080
— Disallowed rental expenses	1,226	1,239	1,470
— Others	668	776	2,462
Non-taxable income	(236)	(244)	(941)
Change in valuation allowance	5,558	5,636	(1,002)

Actual income tax expense	4,881	12,705	36,354

Note:

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“new tax law”) which takes effect on January 1, 2008. According to the new tax law, the enterprise income tax rate for entities other than certain high-tech enterprises or small-scale enterprises that earn “small profit”, as defined in the new tax law, is revised to 25%. In addition, from January 1, 2008, certain enterprises that were taxed at preferential rates are subject to a five-year transition period during which the income tax rate will gradually be increased to the unified rate of 25% (the “transition rate”). According to the new tax law, the income tax rate applicable to the Company’s PRC subsidiaries, other than those operating in the Shenzhen and Zhuhai Special Economic Zones and the Yunnan Province, is reduced from 33% to 25% from January 1, 2008. According to a further notice issued by the State Council on December 26, 2007, for entities operating in the Shenzhen and Zhuhai Special Economic Zones, their applicable tax rate is 18%, 20%, 22%, 24%, and 25%, for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively. For entities operating in the Yunnan Province, the applicable income tax rate is increased from 15% to 25% from January 1, 2008.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
9	INCOME TAXES — CONTINUED

The increase in deferred tax assets as a result of change in income tax rate of the Company’s subsidiaries from 15% to the applicable transition rate or 25% exceeded the decrease in deferred tax assets of the Company subsidiaries whose income tax rate was reduced from 33% to 25%, and consequently a deferred tax benefit of RMB 680 was recognized.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2006 and 2007 are presented below. The Group had no deferred tax liabilities as of December 31, 2006 and 2007.

	December 31,
	2006	2007
	RMB	RMB
Deferred tax assets:

— Property and equipment	859	1,254
— Tax loss carryforwards	20,660	14,740
— Inventories	2,839	1,613
— Accrued expenses	2,477	2,471

Total gross deferred tax assets	26,835	20,078
Valuation allowance	(23,596)	(15,833)

Net deferred tax assets	3,239	4,245

Deferred tax charge on unrealized profits on inter-company sales (note 5)	1,612	15,385

The increase in valuation allowance during the years ended December 31, 2005 and 2006 was RMB5,558 and RMB 5,636 respectively. The decrease in valuation allowance during the year ended at December 31, 2007 was RMB7,763, of which RMB 1,002 relates to the reversal of a valuation allowance that was previously recognized at December 31, 2006 on certain deferred tax assets that were realized in 2007. Further, RMB 5,002 relates to a decrease in both the gross deferred tax asset and related valuation allowance due to the effect of the change in enacted tax rates expected to apply to taxable income of certain subsidiaries of the Group in the year in which the temporary differences are expected to be recovered or settled, and RMB 1,759 relates to de-recognition of both the gross deferred tax assets and related valuation allowance due to expiration of tax loss carryforwards. The realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied or utilized and the consideration of the scheduled reversal of deferred tax liabilities and any available tax-planning strategies. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence must be considered in the determination of whether sufficient future taxable income will exist since the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilized. Such evidence includes, but is not limited to, the financial performance of the subsidiaries, the market environment in which these subsidiaries operate and the length of relevant carryover periods. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to existing and future deferred tax assets. Based upon the level of historical taxable income and projections for future taxable income of the Group’s operating subsidiaries over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of its deferred tax assets, as of December 31, 2007 and 2006, except for those subsidiaries which had cumulative losses for the three-year period ended as of the balance sheet date. Consequently, management has provided a valuation allowance for the full amount of those deferred tax assets. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
9	INCOME TAXES — CONTINUED

Tax loss carryforwards of the Company’s subsidiaries amounted to RMB59,375 as of December 31, 2007 which will expire in the years 2008 to 2012.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The adoption of FIN 48 as of January 1, 2007 did not have any effect on the Group’s consolidated financial statements.

As of January 1, 2007 and for the 12 months ended December 31, 2007, the Group did not have unrecognized tax benefits, and it does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Group’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as a component of general and administrative expenses in the consolidated statements of operations. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, which are not clearly defined. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC subsidiaries for the tax years 2004 to 2007 are subject to examination by the relevant tax authorities.

10	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,
	2006	2007
	RMB	RMB

Accrued payroll and employee benefits	30,422	43,503
Share offering costs payable (note (a))	—	18,228
Other accrued expenses (note (b))	16,254	21,201
Payable for purchases of property and equipment	1,739	10,821
Deposits received (note (c))	3,327	2,395
VAT and other taxes payable	32,462	46,357

	84,204	142,505

Notes:

(a)	Represent primarily legal and external consultant fees directly associated with the Company’s IPO. These costs are expected to be fully paid in March 2008.

(b)	Represent primarily accrued rental, utilities, advertising and other sundry expenses.

(c)	Represent primarily deposits from non-retail customers for purchase of merchandise.
11	ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorizes the Company to issue 240,000,000 shares with a par value of USD0.0001 per share. In August 2004, the Company issued 115,000,000 ordinary shares to China Neptunus Holding (BVI) Ltd. and China Star Chain Ltd. for total cash consideration of RMB44,767 upon its incorporation (see note 1(c)).

On November 9, 2007, upon completion of the IPO, the Company issued 20,625,000 ADSs representing 41,250,000 ordinary shares. On November 20, 2007, the Company issued additional 3,093,750 ADSs, representing 6,187,500 ordinary shares upon exercise of over-allotment option by the underwriters.

In November 2007, all Series A redeemable convertible preferred shares were converted into 50,000,000 ordinary shares upon completion of the IPO.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
11	ORDINARY SHARES — CONTINUED

In December 2007, the Company issued 640,444 ordinary shares to employees upon the exercise of vested share options.

12	STATUTORY RESERVES

Under the PRC rules and regulations, the Company’s subsidiaries are required to provide for certain statutory reserves. Details of the statutory reserves are set out as follows:
(a)	Statutory surplus reserve

The Company’s subsidiaries are required to transfer 10% of the net profit, as determined in accordance with the relevant PRC laws and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders can be made. The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issue is not less than 25% of the registered capital.

(b)	Statutory public welfare fund

Through December 31, 2005, certain of the Company’s subsidiaries in the PRC were required to transfer 5% to 10% of the net profit, as determined in accordance with the relevant PRC laws and regulations, to a statutory public welfare fund annually. This fund can only be utilized on capital items for the collective benefit of the employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of dividends to shareholders can be made. Effective from January 1, 2006, following the change in the PRC laws and regulations, the Company’s subsidiaries in the PRC are no longer required to transfer an amount to the statutory public welfare fund and the balance of the fund accumulated as of December 31, 2005 was transferred to the statutory surplus reserve.
For the years ended December 31, 2005, 2006 and 2007, the Company’s subsidiaries made appropriations to these statutory reserve funds of RMB1,819, RMB4,201 and nil, respectively. As of December 31, 2007, the accumulated balance of statutory reserve in respect of those subsidiaries with accumulated profits had reached 50% of their respective registered capital and therefore no further appropriation to statutory reserve funds is required. The accumulated balance of the statutory reserve funds maintained at these subsidiaries as of December 31, 2006 and 2007 was RMB8,070 and RMB8,070, respectively. No equivalent amounts were appropriated by the Company or at the Company’s level.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
13	REDEEMABLE CONVERTIBLE PREFERRED SHARES

Pursuant to a securities purchase agreement dated October 6, 2004 (“Securities Purchase Agreement”), the Company issued 30,000,000 and 20,000,000 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) on October 6, 2004 and December 1, 2005 to a group of third party investors at USD0.50 per share (“the Series A issue price”) for cash of USD15,000 and USD10,000, respectively. Under the terms of the Securities Purchase Agreement, holders of the Series A Preferred Shares have the right to require the Company to redeem the shares 48 months after the date of issuance of the shares to the extent a Qualified IPO has not occurred. A Qualified IPO is defined as a firm commitment underwritten initial public offering of the Company’s ordinary shares on a stock exchange internationally recognized and duly approved by the Company’s Board of Directors, that values the Company at no less than USD250,000 immediately prior to the IPO and that results in aggregate proceeds to the Company of USD50,000, net of offering costs. In the event of a redemption under this right, the Company shall redeem all of the outstanding Series A Preferred Shares at a redemption price equal to the original issue price of the shares, plus an amount which would have accrued on the original issue price at a compound annual rate of 8% from the date of issuance up to and including the date on which such redemption price is paid, plus any declared, accrued but unpaid dividends and interest thereon, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers. The accretion to the redemption value is reflected as a charge against retained earnings, or in the absence of retained earnings, by a charge against additional paid-in capital and amounted to RMB10,551, RMB16,592 and RMB15,135 for the years ended December 31, 2005, 2006 and 2007, respectively.

The Company determined that there was no embedded beneficial conversion feature attributable to the Series A Preferred Shares at the respective commitment dates since USD0.50, the initial conversion price of the Series A Preferred Shares, was greater than the estimated fair value of the Company’s ordinary shares, which was USD0.27 and USD0.45 as of October 6, 2004 and December 1, 2005 respectively. The estimated fair value of the underlying ordinary shares at the respective commitment dates was determined by management with reference to valuation performed on a retrospective basis by an independent valuation firm which used a weighted average of equity value derived by using a combination of income approach, or the discounted cash flow method, and the market approach, or the guideline company method, and used an equal weight for both the market approach and the income approach to arrive at the fair value of the Company’s ordinary shares.

The significant terms of the Series A Preferred Shares are as follows:

Conversion

Holders of the Series A Preferred Shares have the right to convert all or any portion of the preferred shares on a one to one basis, subject to dilution adjustments described below, from the date of issuance to the closing of a Qualified IPO. In addition, each Series A Preferred Share is automatically convertible into one ordinary share upon the consummation of a Qualified IPO, subject to dilution adjustments as follows if any of the events listed below occur prior to the conversion of the preferred shares:
a)	The Company pays a dividend or makes a distribution on its ordinary shares in ordinary shares, subdivide or reclassify its outstanding ordinary shares into a greater number of shares or combine or reclassify its outstanding ordinary shares into a smaller number of shares;

b)	The Company issues additional ordinary shares, rights, options or warrants to subscribe for or purchase ordinary shares without consideration or for a consideration per share less than the then effective conversion price on the date the Company issues or sells such new securities (other than options granted under the Company’s employee share option scheme); and

c)	The Company distributes to all holders of its ordinary shares any share capital of the Company (other than ordinary shares) or debt instruments of the Company or cash or other assets (excluding regular cash dividends or distributions paid from retained earnings of Company and dividends or distributions referred to in previous paragraph (a)).

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
13	REDEEMABLE CONVERTIBLE PREFERRED SHARES — CONTINUED

Voting rights

Each Series A Preferred Share has voting rights equivalent to the number of ordinary shares into which such Series A Preferred Share is then convertible.

Registration rights

Holders of the Series A Preferred Shares have registration rights similar to the ordinary shareholders. These registration rights include demand registration, Form F-3 registration and piggyback registration. Such rights allow the holders of at least 10% of shares having registration rights then outstanding to demand the Company at any time after the closing of a Qualified IPO to file a registration statement covering the offer and sales of their securities, subject to certain restrictions and conditions. The Company will pay all expenses relating to any demand, Form F-3 or piggyback registrations, except broker’s commission, underwriting discounts, selling commissions and stock transfer taxes. The Company is to use its best efforts to register such shares for resale, however, the Company is not required to provide for any payment or transfer any other consideration to the holders of Series A Preferred Shares in the event of non-performance.

Dividends

The Series A Preferred Shares holders shall be entitled to receive dividends out of any funds legally available for this purpose, when and if declared by the Board of Directors of the Company. No dividends shall be declared or paid on any of the ordinary shares unless they shall also be declared or paid on all the outstanding preferred shares pro rata treating the preferred shares as the greatest whole number of shares of ordinary shares then issuable upon conversion of such preferred shares on a one to one basis.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Shares shall be entitled to receive, prior to any distribution of any of the assets or surplus funds of the Company to the ordinary shareholders, an amount equal to 150% of the Series A issue price plus all declared but unpaid dividends and interest as of the liquidation date.

In November 2007, all Series A Preferred Shares were converted into ordinary shares upon completion of the Company’s IPO.

14	REVENUE

Revenue by each major product categories is analyzed as follows:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Prescription drugs	286,811	410,953	456,986
Over-the-counter drugs	491,740	623,276	696,651
Nutritional supplements	248,541	311,599	357,790
Herbal products	28,999	35,366	51,248
Other product sales	257,062	351,239	392,008

	1,313,153	1,732,433	1,954,683

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
14	REVENUE — CONTINUED

Certain pharmaceuticals sold in the PRC, primarily those included in the PRC’s published Medical Insurance Catalogue and those pharmaceuticals whose production or trading are deemed to constitute monopolies by the PRC government, are subject to retail price controls in the form of fixed prices or price ceilings. The fixed prices or the price ceilings of such pharmaceuticals are published by the national and provincial price administration authorities from time to time. The controls over retail prices could have a corresponding effect on Group’s pricing strategy. The prices of pharmaceuticals that are not subject to price controls are determined freely at the Group’s discretion subject, in certain cases, to notification to the provincial pricing authorities. Certain of the Group’s pharmaceutical merchandise are subject to price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price controls, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the years ended December 31, 2005, 2006 and 2007, approximately 2%, 3% and 5% respectively of the Group’s revenue was generated from products that are subject to government pricing controls.

15	SHARE-BASED PAYMENTS

Pre-IPO Option Scheme

On August 30, 2005, the Company’s Board of Directors (“Board”) and shareholders approved and adopted a share option plan, which was subsequently amended and restated on March 20, 2006 (the “Pre-IPO Option Scheme”). Under such scheme, the directors may, at their discretion, grant options to the directors and employees of the Group (each a “Grantee”) to subscribe for ordinary shares of the Company. The Pre-IPO Option Scheme shall be valid and effective for a period commencing on August 30, 2005 and ending on the day immediately prior to the listing date on which trading in the Company’s shares first commence on a stock exchange approved by the Board (the “Listing Date”).

Under the Pre-IPO Option Scheme, the Grantee shall not in any way sell, transfer, charge, mortgage, encumber or create any interest (whether legal or beneficial) in favor of any third party over or in relation to the options or enter into any agreement to do so, except for transfer solely for tax planning purpose. Any breach of the foregoing by a Grantee shall render all outstanding options of such Grantee be automatically cancelled. In the event that on or before the Listing Date, a Grantee ceases to be employed by a member of the Group for any reason, the options granted to such Grantee shall be forfeited on the date of cessation and will not be exercisable, unless the Board otherwise determines that the options will remain exercisable for an additional period which shall not extend beyond the expiration of the original option period.

Pursuant to the Pre-IPO Option Scheme, in addition to meeting the service or vesting criterion as discussed below, the exercise of the options is conditional upon meeting a performance criterion, which is the initial public offering of the Company’s ordinary shares on a stock exchange internationally recognized and duly approved by the Company’s Board of Directors and such offering meets a Qualified IPO (as defined in note 13). Hereinafter, this performance criterion is referred to as the “Qualified IPO Condition”. The exercise period and life of the options expires fives years after a Qualified IPO.

On August 30, 2005, the Board granted 1,000,000 options with a grant-date fair value of approximately USD0.40 per option, or USD400 (RMB3,245) in aggregate, to certain directors, officers and employees to acquire ordinary shares of the Company. Each of these options allows the Grantee to acquire one ordinary share of the Company at an exercise price of USD0.075 per share. 25% of the options granted on August 30, 2005 vested immediately on the date of grant. The remaining 75% of the options shall vest over a three year period in 12 equal three-monthly installments.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
15	SHARE-BASED PAYMENTS — CONTINUED

On March 20, 2006, the Board granted 6,680,000 options with a grant-date fair value of approximately USD0.11 per option, or USD735 (RMB6,063) in aggregate, to certain directors, officers and employees to acquire ordinary shares of the Company. On September 1, 2006, the Board granted 1,000,000 options with a grant-date fair value of approximately USD0.14 per option, or USD140 (RMB1,144) in aggregate, to a senior officer to acquire ordinary shares of the Company. Each of the options granted in 2006 allows the Grantee to acquire one ordinary share of the Company at an exercise price of USD0.75 per share. 25% of the options granted in 2006 vested immediately on the respective dates of grant. The remaining 75% of the options shall vest over a four year period in 8 equal six-monthly installments.

The fair value of the share options granted under the Pre-IPO Option Scheme was estimated using the Black-Scholes option pricing model based on following assumptions at the date of grant:

	Awards granted	Awards granted	Awards granted
	on August 30, 2005	on March 20, 2006	on September 1, 2006
Expected dividend yield	0%	0%	0%
Expected volatility	39.17%	36.80%	35.19%
Risk-free interest rate	4.69%	5.26%	5.27%
Expected life (in years)	4.85	4.59	4.30
Estimated fair value of underlying ordinary shares (USD per share)	0.46	0.49	0.57
The expected volatility of the Company’s ordinary shares was based on the average volatility of seven comparable companies in the drugstore industry. Since the Company’s ordinary shares were not listed in any exchange and therefore did not have a trading history at the time the options were issued, the Company estimated the volatility of its ordinary share price by referring to the average volatility of these comparable companies as management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares.

Since the Company’s share options that were issued during 2005 and 2006 would not be exercisable until consummation of a Qualified IPO, and it was not probable that this performance condition could be achieved as it was partially outside the control of the Company, no share-based compensation expense was recorded for the years ended December 31, 2005 and 2006. The Company recorded share-based compensation expense for the above share options of RMB8,343 in the year ended December 31, 2007 as the Qualified IPO performance condition was met. The recognized share-based compensation expense was allocated to sales, marketing and other operating expenses and general and administrative expenses in the amounts of RMB1,828 and RMB6,515 respectively. As of December 31, 2007, the Company had unrecognized share-based compensation expense of RMB2,109 related to unvested options issued under the Pre-IPO Scheme which is expected to be recognized over a weighted average period of 1.5 years.

2007 Share Incentive Plan

On June 30, 2007, the Company’s shareholders adopted the 2007 Share Incentive Plan (the “2007 Plan”). The 2007 Plan authorizes the Company to issue up to 8,680,000 shares of the Company’s ordinary shares and allows the Company to grant options, share appreciation rights and other share-based awards to its employees, directors or consultants. Under the 2007 Plan, the exercise price of the option shall not be less than the fair market value of Company’s ordinary share on the date of grant.

In November 2007, the Company granted 200,000 share options with a grant date fair value of approximately USD2.86 per option or USD573 (RMB4,250) in aggregate, to four newly appointed independent directors. The exercise price of such options is USD8.10 per share, which is equal to the IPO price of the Company’s ordinary shares. The share options vest and become exercisable in three equal annual installments on the first, second and third of the anniversaries of the date of grant. The share options shall expire on the tenth anniversary of the date of grant

China Nepstar Chain Drugstore Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
15	SHARE-BASED PAYMENTS — CONTINUED
The fair value of the above share options was estimated using the Binomial option pricing model based on following assumptions at the date of grant:

Expected dividend yield	1.67%
Expected volatility	40.74%
Risk-free interest rate	4.23%
Expected life (in years)	3.8-5.8
As the Company’s ordinary shares have a limited trading history, the Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility of 4 comparable companies in the drugstore industry for a period equal to the expected life of the options. The expected life of options is derived from the output of the option valuation model and represents the period over which the options are expected to be outstanding.

In connection with the share options granted in November 2007, the Company recorded share-based compensation expense of RMB 364 in general and administrative expenses in the year ended December 31, 2007. .As of December 31, 2007, the Company had unrecognized compensation expense of RMB 3,886 related to such unvested share options which is expected to be recognized over a weighted average period of 1.9 years.

A summary of the Company’s option activities for the years ended December 31, 2005, 2006 and 2007 is presented below:

		Weighted	Weighted average	Aggregate
	Number of	average	remaining	intrinsic value
	options	exercise price	contractual term	(USD millions)

Outstanding as of January 1, 2005	—	—
Granted	1,000,000	USD 0.075

Outstanding as of December 31, 2005	1,000,000	USD 0.075
Granted	7,680,000	USD 0.75
Forfeited or cancelled	(5,000)	USD 0.075

Outstanding as of December 31, 2006	8,675,000	USD 0.67
Granted	200,000	USD 8.10
Exercised	(640,444)	USD 0.48
Forfeited	(1,000)	USD 0.075

Outstanding as of December 31, 2007	8,233,556	USD 0.87	4.8 years	65.23

Exercisable as of December 31, 2007	3,427,056	USD 0.67	4.8 years	26.36

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
16	PENSION AND OTHER POSTRETIREMENT BENEFITS

Pursuant to the relevant PRC regulations, the Company’s PRC subsidiaries are required to make contributions at rates ranging from 8% to 20% of their employees’ salaries and wages to a defined contribution retirement scheme organized by the local social security bureaus. The amount of contributions charged to expense in the consolidated statements of operations was RMB8,671, RMB15,503 and RMB18,274 for the years ended December 31, 2005, 2006 and 2007, respectively.

The Group has no other obligation to make payments in respect of retirement benefits of the employees.
17	NET (LOSS) /INCOME PER SHARE

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(17,953)	13,602	148,165
Accretion to Series A redeemable convertible preferred shares redemption value	(10,551)	(16,592)	(15,135)
Undistributed earnings allocated to Series A redeemable convertible preferred shares	—	—	(29,469)

Net (loss)/income attributable to ordinary shareholders	(28,504)	(2,990)	103,561

Denominator:
Basic weighted average number of ordinary shares	115,000,000	115,000,000	128,976,023
Dilutive effect of outstanding share options	—	—	1,115,817

Dilutive weighted average number of ordinary shares	115,000,000	115,000,000	130,091,840

Basic net (loss)/income per ordinary share:	(0.25)	(0.03)	0.80

Diluted net (loss)/income per ordinary share	(0.25)	(0.03)	0.80

For purposes of computing the basis net (loss)/income per ordinary share under the two-class method, net loss attributable to ordinary shares was not allocated to the Series A Preferred Shares for the years ended December 31, 2005 and 2006 because the holders of the Series A Preferred Shares did not have obligation to share the losses. Net income for the year ended December 31, 2007 has been allocated to the ordinary shares and Series A Preferred Shares based on their respective rights to share in dividends for the period from January 1, 2007 through the date of conversion of the Series A Preferred Shares as if all of the earnings for the period had been distributed.

During the years ended December 31, 2005 and 2006, the Company’s dilutive potential ordinary shares outstanding consisted of Series A Preferred Shares and share options. The computation of diluted net loss per share did not assume the 50,000,000 ordinary shares issuable upon conversion of Series A Preferred Shares for the years ended December 31, 2005 and 2006 because the inclusion of these potential dilutive securities would be anti-dilutive. The computation of diluted net loss per share for the years ended December 31, 2005 and 2006 also did not assume the 1,000,000 and 8,675,000 ordinary shares issuable upon exercise of employee share options because the exercise of such employee share options was contingent upon the consummation of a Qualified IPO.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
17	NET (LOSS) /INCOME PER SHARE — CONTINUED

During the year ended December 31, 2007, the Company’s dilutive potential ordinary shares outstanding consisted of Series A Preferred Shares (for period prior to the IPO) and share options. The computation of diluted net income per share for the year ended December 31, 2007 was based on net income attributable to ordinary shareholders of RMB103,561 and included the potential dilutive effect of 8,233,556 ordinary shares issuable upon exercise of employee share options by applying treasury stock method. The computation of diluted net income per share for the year ended December 31, 2007 did not assume the conversion of Series A Preferred Shares for period prior to the actual conversion of the Series A Preferred Shares because the effect of such assumed conversion would be anti-dilutive.
18	RELATED PARTY BALANCES AND TRANSACTIONS

For the periods presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Purchases from related parties (note(a))	242,593	279,365	295,696
Sales to related parties (note(b))	2,751	5,616	9,393

	December 31,
	2006	2007
	RMB	RMB

Due from related parties (note(b))	5,818	5,860
Deposits for purchases of properties paid to related parties (note(c))	—	2,125
Due to related parties (note(d))	55,628	50,544

Notes:

(a)	The Group purchased merchandise from the following related parties in the normal course of business:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Yunnan Jian Zhijia Medical Ltd. (an affiliated entity of Yunnan Nepstar)	175,710	203,799	230,896
Neptunus Group and its affiliates	66,883	75,566	64,800

	242,593	279,365	295,696

The payment terms offered by the related parties to the Group for purchase of merchandise ranged from 60 to 90 days. For the periods presented, none of the Group’s suppliers accounted for 10% or more of the Group’s purchases of merchandise, except for Yunnan Jian Zhijia Medical Ltd., which accounted for 16.1%, 16.7% and 20.0% of the Group’s total purchases of merchandise for the years ended December 31, 2005, 2006 and 2007 respectively.

(b)	In the normal course of business, the Group sold merchandise to Neptunus Group and its affiliates. As of December 31, 2006 and 2007, the amounts due from Neptunus Group and its affiliates of RMB5,246 and RMB1,408 respectively related to the sale of merchandise, which were due 90 days from the date of sales. RMB572 and nil as of December 31, 2006 and 2007 related to expenses paid by the Group on behalf of Neptunus Group and its affiliates. RMB 4,452 as of December 31, 2007 related to prepayments for purchase of merchandise from Neptunus Group and its affiliates.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
18	RELATED PARTY BALANCES AND TRANSACTIONS — CONTINUED
(c)	In November 2007, the Group entered into a contract with an affiliate of Neptunus Group to purchase store properties for a total consideration of RMB 3,050. As of December 31, 2007, deposits of RMB 2,125 had been paid. The remainder of the consideration will be paid upon successful transfer of the properties’ legal title which is expected to take place in March 2008.

(d)	The balances represent amounts due to the following parties in connection with purchase of merchandise as described in note (a) above:

	December 31,
	2006	2007
	RMB	RMB

Yunnan Jian Zhijia Medical Ltd.	47,863	44,640
Neptunus Group and its affiliates	7,765	5,904

	55,628	50,544

19	COMMITMENTS AND CONTINGENCIES
(a)	Operating lease commitments
Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2007 were as follows. The Group’s leases do not contain any escalating lease payments or contingent rental payments terms.

		Warehouses and
Years ending December 31,	Store premises	office premises	Total
	RMB	RMB	RMB

2008	150,832	6,947	157,779
2009	176,217	5,152	181,369
2010	138,754	4,492	143,246
2011	87,908	2,040	89,948
2012	49,516	1,019	50,535
Thereafter	43,376	2,198	45,574

Total	646,603	21,848	668,451

The Group’s rental expenses under operating leases amounted to RMB118,511, RMB173,946 and RMB208,086 for the years ended December 31, 2005, 2006 and 2007, respectively.
(b)	Capital commitments
As of December 31, 2007, the Group had contractual commitments of RMB4,800 in respect of purchase of property and equipment.
20	FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of the Group’s financial assets and liabilities, such as cash, held-to-maturity investment security, accounts and other receivables, amounts due from/to related parties and accounts and other payables, approximate their fair values because of the short maturity of these instruments. The fair value of equity investments in private enterprises in the PRC cannot be reasonably estimated without incurring excessive cost. However in the opinion of management, the estimated fair values of these investments are not significantly different from their current carrying values.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands, except per share data)
21	SUBSEQUENT EVENT

On March 18, 2008, the Company’s Board of Directors approved the payment of a cash dividend of USD0.06 per ordinary share, totaling approximately USD12,785, to the ordinary shareholders of record as of the close of business on April 10, 2008. The cash dividend is payable on or around May 10, 2008.