Form 20-F
period 2008-12-31
China Nepstar Chain Drugstore Ltd.
filed 2009-05-26
CIK 1414850

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
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
qianrt@nepstar.cn
fax: (86 755) 2643-0889
At the address of the Company set forth above
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, par value US$0.0001 per share	New York Stock Exchange
American Depositary Shares,
each representing two Ordinary Shares
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
208,293,136 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing: U.S. GAAP ☑
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12,13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

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
•
“Yunnan Nepstar” are to Yunnan Jianzhijia Chain Drugstore Ltd., our 40.0% owned subsidiary that operates our directly operated stores in Yunnan province. Yunnan Nepstar operates under the trade name Jianzhijia. In January 2009, our board of directors approved the termination of a voting rights agreement which assigned to us an additional 30% of the total voting rights of Yunnan Jianzhijia Chain Drugstore Ltd. As a result, beginning in the first quarter of 2009, Yunnan Nepstar is no longer our consolidated subsidiary and the financial results of Yunnan Jianzhijia Chain Drugstore Ltd. have been accounted for under the equity method since then.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 and as of December 31, 2007 and 2008.
We completed the initial public offering of 23,718,750 ADSs, each representing two ordinary shares, in November 2007. On November 9, 2007, we listed our ADSs on the New York Stock Exchange under the symbol “NPD.”
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.

ITEM 3. KEY INFORMATION
A. Selected Financial Data
The following selected consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of operations data for the years ended December 31, 2004 and 2005 and selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report. The following selected consolidated balance sheet data as of December 31, 2004 have been derived from our unaudited consolidated financial statements, which are not included in this annual report. You should read the selected consolidated financial data in conjunction with our financial statements included in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data
Revenue	842,862	1,313,153	1,732,433	1,954,683	2,396,642	351,285
Gross profit	222,984	381,180	608,212	862,672	1,138,890	166,931
Sales, marketing and other operating expenses(1)	(214,258)	(348,297)	(517,047)	(606,340)	(898,019)	(131,626)
General and administrative expenses(1)	(29,388)	(45,480)	(62,556)	(75,514)	(99,495)	(14,583)
(Loss)/Income from operations	(20,662)	(12,597)	28,609	180,818	141,376	20,722
Net (loss)/income	(20,822)	(17,953)	13,602	148,165	192,746	28,252
Accretion to Series A redeemable convertible preferred shares redemption value	(2,367)	(10,551)	(16,592)	(15,135)	—	—
Net (loss)/income attributable to ordinary shareholders	(23,189)	(28,504)	(2,990)	133,030	192,746	28,252
Earnings /(loss) per ordinary share
Basic	(0.20)	(0.25)	(0.03)	0.80	0.90	0.13
Diluted	(0.20)	(0.25)	(0.03)	0.80	0.88	0.13
Shares used in computation(2)
Basic	115,000,000	115,000,000	115,000,000	128,976,023	212,984,310	212,984,310
Diluted	115,000,000	115,000,000	115,000,000	130,091,840	218,286,251	218,286,251

(1)
Sales, marketing and other operating expenses and general and administrative expenses in 2007 include share-based compensation expenses of RMB1.8 million and RMB6.9 million, respectively, that were realized upon completion of our initial public offering in 2007. Sales, marketing and other operating expenses and general and administrative expenses in 2008 included share-based compensation expenses of RMB0.5 million (US$0.1 million) and RMB3.7 million (US$0.5 million), respectively.

(2)
We issued 115,000,000 ordinary shares in August 2004 in connection with our restructuring in 2004. For the purposes of calculating basic and diluted (loss)/earnings per share, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if the restructuring took place as of the beginning of 2004.

	As of December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash, cash equivalents and other bank deposits	106,899	110,851	82,996	2,168,911	1,197,884	175,578
Held-to-maturity investment securities	—	—	—	600,000	641,000	93,954
Inventories	150,865	228,452	271,362	285,307	373,689	54,773
Accounts receivable, net of allowance for doubtful accounts	22,172	28,534	40,155	54,753	88,136	12,918
Prepayments for purchase of merchandise paid to related parties	—	—	—	4,452	70,306	10,305
Total current assets	316,450	425,615	465,267	3,225,051	2,572,476	377,057
Property and equipment, net	81,807	121,820	146,978	172,171	240,396	35,236
Total assets	426,138	577,305	642,227	3,438,541	3,498,773	512,828
Accounts payable	200,242	223,292	244,034	233,425	267,250	39,172
Amounts due to related parties	10,919	52,505	55,628	50,544	64,200	9,410
Total current liabilities	257,947	352,448	399,051	464,432	490,699	71,923
Series A redeemable convertible preferred shares	126,388	217,940	234,532	—	—	—
Total shareholders’ equity/(deficit)	37,590	698	(2,392)	2,955,145	2,959,474	433,782

Exchange Rate Information
This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, in effect on December 31, 2008, which was RMB6.8225 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuations in the exchange rates of the Renminbi may have a material adverse effect on your investment” and “— Governmental control of currency conversion may affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On May 15, 2009, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.8225 to US$1.00.
The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	RMB per U.S. Dollar Exchange Rate(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2008
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8304	6.8361	6.8180
May (through May 15)	6.8225	6.8210	6.8248	6.8176

(1)
For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.

D. Risk Factors
Risks Related to Our Business
We may not be able to timely identify or otherwise effectively respond to changing customer preferences, and we may fail to optimize our product offering and inventory position.
The drugstore industry in China is rapidly evolving and is subject to rapidly changing customer preferences that are difficult to predict. Our success depends on our ability to anticipate and identify customer preferences and adapt our product selection to these preferences. In particular, we must optimize our product selection and inventory positions based on sales trends. We cannot assure you that our product selection, especially the mix of our private label products and third-party branded products and our selections of nutritional supplements and food products, will accurately reflect customer preferences at any given time. If we fail to anticipate accurately either the market for our products or customers’ purchasing habits or fail to respond to customers’ changing preferences promptly and effectively, we may not be able to adapt our product selection to customer preferences or make appropriate adjustments to our inventory positions, which could reduce customer traffic and our sales significantly and have a material adverse effect on our business, financial condition and results of operations.
Our private label products may not achieve or maintain broad market acceptance.
We began introducing private label products in September 2005, and sales of private label products accounted for 24.4% of our revenue and 37.0% of our gross profit in 2008. We have increased the number of our private label products as these products generally have higher profit margins than our other similar products. We believe that our success in gaining and maintaining broad market acceptance of our private label products depends on many factors, including:
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
We may not achieve or maintain broad market acceptance for our private label products, or products introduced by our competitors are more favorably received than our private label products, or we may fail to respond to customers’ changing preferences promptly and effectively, resulting in decreased customer traffic to our stores or increased inventory costs. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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
We distribute substantially all of our products to our stores through our national distribution center located near our headquarters in Shenzhen and 12 regional distribution centers located in various regions in China, and we deliver merchandise from these distribution centers to our stores using our own vehicles. In addition, we rented space in Shenyang, Liaoning province in December 2008, to set up a new regional distribution center to support business growth in the nearby areas. The new distribution center in Shenyang is expected to be put into use by the middle of 2009. In order to improve logistic efficiencies, we are working to merge the regional distribution centers in Guangzhou and Shenzhen with the headquarters distribution center located in Shenzhen. The merge is expected to be completed by the middle of 2009.
Our ability to meet customer demand may be significantly limited if we do not successfully operate our distribution centers and efficiently conduct our distribution activities, or if one or more of our distribution centers are destroyed or forced to shut down for any reason, including as the result of a natural disaster. Any disruption in the operation of our distribution centers could result in higher costs or longer lead times associated with distributing our products. In addition, as it is difficult to predict accurate sales volume in our industry, we may be unable to optimize our distribution activities, which may result in excess or insufficient inventory, warehousing, fulfillment or distribution capacity. Furthermore, failure to effectively control damage to products during distribution could decrease our operating margins and reduce our profitability.
Failure to maintain optimal inventory levels could increase our inventory holding costs or cause us to lose sales, either of which could have a material adverse effect on our business, financial condition and results of operations.
We need to maintain sufficient inventory levels to operate our business successfully as well as meet our customers’ expectations. However, we must also guard against the risk of accumulating excess inventory. We are exposed to inventory risks as a result of our increased offering of private label products, rapid changes in product life cycles, customers’ changing preferences, uncertainty of success of product launches, seasonality, and manufacturer backorders and other vendor-related problems. We cannot assure you that we can accurately predict these trends and events and avoid over-stocking or under-stocking products which customers prefer. In addition, demand for products could change significantly between the time product inventory is ordered and the time it is available for sale. When we begin selling a new product, it is particularly difficult to forecast product demand accurately. The purchase of certain types of inventory may require significant lead-time. As we carry a broad selection of products and maintain significant inventory levels for a substantial portion of our merchandise, we may be unable to sell such inventory in sufficient quantities or during the relevant selling seasons. Carrying too much inventory would increase our inventory holding costs, and failure to have a product in our inventory when a customer orders or purchases it could cause us to lose that order or lose that customer, either of which could have a material adverse effect on our business, financial condition and results of operations.
We depend on the continued service of, and on the ability to attract, motivate and retain a sufficient number of qualified and skilled staff, especially regional managers and in-store pharmacists for our stores.
Our ability to continue expanding our retail drugstore chain and deliver high quality products and customer service depends on our ability to attract and retain qualified and skilled staff, especially regional managers and in-store pharmacists for our stores. In particular, the applicable PRC regulations require at least one qualified pharmacist to be stationed in every drugstore to instruct or advise customers on prescription drugs. Over the years, a significant shortage of pharmacists has developed due to increasing demand within the drugstore industry as well as demand from other businesses in the healthcare industry. We cannot assure you that we will be able to attract, hire and retain sufficient numbers of skilled regional managers and in-store pharmacists necessary to continue to develop and grow our business. The inability to attract and retain a sufficient number of skilled regional managers and in-store pharmacists could limit our ability to open additional stores, increase revenue or deliver high quality customer service. In addition, competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations.

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
As sales of our private label products continue to account for a substantial portion of our revenue, we consider our brand name, trade names and trademarks to be valuable assets. Under PRC law, we have the exclusive right to use a trademark for products or services for which such trademark has been registered with the PRC Trademark Office of State Administration for Industry and Commerce, or the SAIC. However, we may be unable to secure the trademark registrations for which we applied. In addition, our efforts to defend our trademarks against competitors or other violating entities may be unsuccessful and we may not have adequate remedies for any such violation. Moreover, we may be unable to prevent third parties from using our brand name or trademarks without authorization. Unauthorized use of our brand name or trademarks by third parties may adversely affect our business and reputation, including the perceived quality and reliability of our products.
We also rely on trade secrets to protect our know-how and other proprietary information, including pricing, purchasing, promotional strategies, customer lists and/or suppliers lists. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors or advisors may unintentionally or willfully disclose our information to competitors. In addition, confidentiality agreements, if any, executed by the foregoing persons may not be enforceable or provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, our enforcement efforts could be expensive and time-consuming, and the outcome is unpredictable. In addition, if our competitors independently develop information that is equivalent to our trade secrets or other proprietary information, it would be even more difficult for us to enforce our rights and our business and prospects could be harmed.
Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the intellectual property rights of others. However, because the validity, enforceability and scope of protection of intellectual property rights in China are uncertain and still evolving, we may not be successful in prosecuting these cases. In addition, any litigation or proceeding or other efforts to protect our intellectual property rights could result in substantial costs and diversion of our resources and could materially harm our business and operating results. Furthermore, the degree of future protection of our intellectual property rights is uncertain and may not adequately protect our rights or permit us to gain or keep our competitive advantage. If we are unable to protect our trade names, trademarks, trade secrets and other propriety information from infringement, our business, financial condition and results of operations may be materially and adversely affected.

We rely on licensing arrangements with our affiliated companies to use the trademark “Neptunus” and a number of other trademarks. Any improper use of these trademarks by our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.
Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. The trademark “Neptunus,” or “” in Chinese, is owned by Shenzhen Neptunus Group Co., Ltd., or the Neptunus Group, and we have obtained, under a license agreement, the non-exclusive right to use this trademark so long as the trademark is valid. The trademark “Neptunus,” or “Haiwang,” is also used by the Neptunus Group, its subsidiaries and affiliated entities, which are controlled by Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, China Neptunus Drugstore Holding Ltd., or Neptunus BVI. We have also obtained rights to use an aggregate of 546 additional trademarks, including 118 registered trademarks that we have obtained exclusive rights to use, 114 registered trademarks that we have obtained non-exclusive rights to use, and 314 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2008, we have developed 1,455 private label products with these licensed trademarks. If the Neptunus Group, any of its subsidiaries or affiliated entities, or any third party uses the trade name “Neptunus,” or trademarks we use to develop our private labels in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations.
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
As of December 31, 2008, we had 2,740 leased properties with an aggregate gross floor area of 340,749 square meters. Approximately 18.0% of these leased properties had defects in their legal titles. Of all of the properties with defects in legal titles, 61,179 square meters were used as drugstores, equivalent to approximately 22.2% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds cannot be obtained from the relevant landlord; and (ii) the identity of the landlord as it appears on the relevant leasing contract does not match the identity of the registered owner as it appears on the property title deeds and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the former type of defects in title was 16,307 square meters, or approximately 5.9% of the total gross floor area of our drugstores and with the latter type of defects in title was 44,872 square meters, or approximately 16.3% of the total gross floor area of our drugstores. In the absence of proper title documents, the relevant leasing contracts may not be valid or enforceable. We have been working to cure or cause to be cured, defects in property titles and the related costs have been immaterial. We do not expect to incur material costs to cure outstanding defects in property titles in the future. Although we believe that failure to cure these defects would not result in the loss of a significant number of these leases, if any of such defects of title for these occupied properties is not cured, we may lose our rights to use some of these properties, and our business and operations may be severely disrupted. In addition, 97,568 square meters, or approximately 28.6% of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. We do not believe that the failure of registration will affect the validity or performance of these leases. We are making efforts to urge our landlords to cooperate with us to complete the required registrations as tenants alone cannot effect registrations under the applicable PRC regulations. However, if the required registrations are not effected, the relevant governmental authorities have the right to request both our landlords and us to complete the registrations and we could be subject to fines, the amount of which differs in various regions in China.
We rely on computer software and hardware systems in managing our operations, the capacity of which may restrict our growth and the failure of which could adversely affect our business, financial condition and results of operations.
We are dependent upon our integrated information management system to monitor daily operations of our drugstores and to maintain accurate and up-to-date operating and financial data for compilation of management information. In addition, we rely on our computer hardware and network for the storage, delivery and transmission of our retail system data. Any system failure which causes interruptions to the input, retrieval and transmission of data or service time increases could disrupt our normal operation. Although we believe that our disaster recovery plan is adequate in handling the failure of our computer software and hardware systems, we cannot assure you that we can effectively carry out this disaster recovery plan and that we will be able to restore our operation within a sufficiently short time frame to avoid disruption to our business. As of December 31, 2008, we were in the finishing stage of Phase I implementation of an enterprise resource planning, or ERP, system. The ERP system integrates company-wide accounting and operating systems and is expected to help improve inventory management and enhance data analysis capabilities. The Phase I implementation of the ERP system is expected to cost approximately RMB30.0 million, and as of December 31, 2008, we have paid RMB23.1 million for the Phase I implementation. We plan to spend approximately RMB50.0 million in total for the implementation of the ERP system and expect the complete implementation of the ERP system to take place in the second half of 2010.
However, we may not be able to achieve desirable results from the implementation of the ERP system, and we cannot assure you that the implementation process will be carried out in a timely manner and will not cause any disruption to our operations. Any failure in our computer software and/or hardware systems could have a material adverse effect on our business, financial condition and results of operations. In addition, if the capacity of our computer software and hardware systems fails to meet the increasing needs of our expanding operations, our ability to grow may be constrained.

As a retailer of pharmaceutical and other healthcare products, we are exposed to inherent risks relating to product liability and personal injury claims.
Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceutical and other healthcare products, such as with respect to improper filling of prescriptions, labeling of prescriptions, adequacy of warnings, and unintentional distribution of counterfeit drugs. Furthermore, the applicable laws, rules and regulations require our in-store pharmacists to offer counseling, without additional charge, to our customers about medication, dosage, delivery systems, common side effects and other information the in-store pharmacists deem significant. Our in-store pharmacists may also have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or negate these effects and we may be liable for claims arising from advice given by our in-store pharmacists. In addition, product liability claims may be asserted against us with respect to any of the products we sell and as a retailer, we are required to pay for damages for any successful product liability claim against us, although we may have the right under applicable PRC laws, rules and regulations to recover from the relevant manufacturer for compensation we paid to our customers in connection with a product liability claim. We may also be obligated to recall affected products. Any product liability claim or product recall may result in adverse publicity regarding us and the products we sell, which would harm our reputation. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business, and our reputation as well as our brand name may also suffer. We, like many other similar companies in China, do not carry product liability insurance. As a result, any imposition of product liability could materially harm our business, financial condition and results of operations. In addition, we do not have any business interruption insurance due to the limited coverage of any business interruption insurance in China, and as a result, any business disruption or natural disaster could severely disrupt our business and operations and significantly decrease our revenue and profitability.
Our operating results are difficult to predict, and we may experience significant fluctuations in our operating results.
Our operating results may fluctuate significantly. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance. Factors causing these fluctuations include, among others:
•	our ability to maintain and increase sales to existing customers, attract new customers and satisfy our customers’ demands;

•	the frequency of customer visits to our drugstores and the quantity and mix of products our customers purchase;

•	the price we charge for our products or changes in our pricing strategies or the pricing strategies of our competitors;

•	timing and costs of marketing and promotional programs organized by us and/or our suppliers, including the extent to which we or our suppliers offer promotional discounts to our customers;

•	our ability to acquire merchandise, manage inventory and fulfill orders;

•	technical difficulties, system downtime or interruptions of our ERP system, which we use for product selection, procurement, pricing, distribution and retail management processes;

•	the introduction by our competitors of new products or services;

•	the effects of strategic alliances, potential acquisitions and other business combinations, and our ability to successfully and timely integrate such transactions into our business;

•	changes in government regulations with respect to pharmaceutical and retail industries; and

•	current economic and geopolitical conditions in China and elsewhere.
In addition, a significant percentage of our operating expenses are fixed in the short term. As a result, a delay in generating revenue for any reason could result in substantial operating losses.

Moreover, our business is subject to seasonal variations in demand. In particular, traditional retail seasonality affects the sales of certain pharmaceuticals and other non-pharmaceutical products. Sales of our pharmaceutical products benefit in the fourth quarter from the winter cold and flu season, and are lower in the first quarter of each year because the Chinese New Year holiday is in the first quarter of each year and our customers generally pay fewer visits to drugstores during this period. In addition, sales of some health and beauty products are driven, to some extent, by seasonal purchasing patterns and seasonal product changes. Failure to manage the increased sales effectively in the high sale season, and increases in inventory in anticipation of increases in sales could have a material adverse effect on our financial condition, results of operations and cash flow.
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

•	information technology system enhancement, including the implementation of our ERP system;

•	strengthening of financial and management controls;

•	increased marketing, sales and sales support activities; and

•	hiring and training of new personnel, including in-store pharmacists and regional managers.
If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.
Acquisitions have been and are expected to continue to be a part of our growth strategy, and could expose us to significant business risks.
One of our strategies is to grow our business through selective acquisitions, especially in cities where local regulations prohibit the opening of new drugstores within certain distances of an existing drugstore, and in cities that are close to our distribution centers in order to gain operational efficiencies in distribution and leverage our information technology infrastructure over a broader store base. In 2008, we acquired a total of 144 drugstores, consisting of the 68 stores in Ningbo, Zhejiang province, 18 stores in Dongguan, Guangdong province, 40 stores in Qingdao, Shandong province, 16 stores in Chengdu, Sichuan province and 2 stores in Shanghai.

We cannot assure you that we will be able to identify and secure suitable acquisition opportunities. Our ability to consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary for larger acquisitions, our ability to obtain financing on satisfactory terms, if at all. Moreover, if an acquisition target is identified, the third parties with whom we seek to cooperate may not select us as a potential partner or we may not be able to enter into arrangements on commercially reasonable terms or at all. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of management’s time and resources and potential disruption of our existing business. Future acquisitions could also result in the incurrence of additional indebtedness, costs, and contingent liabilities.
We cannot assure you that the expected synergies from completed and future acquisitions will actually materialize. Completed and future acquisitions may also expose us to potential risks, including risks associated with:
•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	potential unfamiliarity or dissatisfaction with our brand or the merchandise carried in our stores;

•	the diversion of financial or other resources from our existing businesses;

•	our inability to generate sufficient revenue to recover costs and expenses of the acquisitions; and

•	potential loss of, or harm to, relationships with employees or customers.
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
As of December 31, 2008, Simin Zhang, our founder and chairman of our board of directors, through Neptunus BVI, beneficially owned 51.4% of our outstanding share capital. As such, Dr. Zhang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may reduce the price of our ADSs.
If we grant additional share options, restricted shares or other share-based compensation in the future, our operating results could be materially adversely affected.
As of December 31, 2008, there were options to purchase 4,703,178 of our ordinary shares under our pre-IPO share option scheme and options to purchase 200,000 of our ordinary shares under our 2007 share incentive plan outstanding. In addition, as of May 22, 2009, we are allowed to issue up to 7,880,000 share options, restricted shares or other share-based compensation in the future to our management and other personnel under our 2007 share incentive plan. We account for share-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation based on the fair value of equity-classified awards on the date of the grant, with the compensation expense recognized generally over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares and other equity incentives to our employees in the future, we could incur significant compensation expenses which could materially reduce our net income, and your investment in our ADSs could be significantly diluted.
We may need additional capital and may not be able to obtain it at acceptable terms or at all, which could adversely affect our liquidity and financial position.
As of December 31, 2008, we had RMB1,197.9 million (US$175.6 million) in cash, cash equivalents and other bank deposits. Based on our current operating plans, we expect our existing resources, including our current cash and cash flows from operations, to be sufficient to fund our anticipated cash needs, including for working capital and capital expenditures for at least the next 12 months. We may, however, need to raise additional funds if our expenditures exceed our current expectations due to changed business conditions or other future developments. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible or exchangeable to our equity securities would result in additional dilution to you. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that restrict our operational flexibility.
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
The drugstore industry in China is intensely competitive, rapidly evolving and highly fragmented. We primarily compete with other retail drugstore chains or independent drugstores. We compete for customers primarily on the basis of our brand name, store location, merchandise selection, prices, and services that we offer. We believe that continued consolidation of the drugstore industry and continued new store openings by chain store operators will further increase competitive pressures in the industry. In addition, in certain of our targeted cities, such as Beijing and Shanghai, where local regulations prohibit the opening of new drugstores within certain distances of an existing store, and where other retail drugstore chains and independent drugstores have occupied many prime locations, we expect to face additional competition in terms of finding suitable new store locations if we expand into these cities.
Our primary competitors vary from region to region as most other retail drugstore chains in China operate on a regional basis. We do not consider independent drugstores as our major competitors, although we compete with them on an aggregate basis. Our main competitors in Shenzhen include Shenzhen Accord Pharmacy Co., Ltd. and Shenzhen Associate Pharmacy Co., Ltd.; our main competitors in Guangzhou are Guangzhou Dashenlin Chain Drugstore; and our main competitors in Dalian, Hangzhou and Ningbo are Liaoning Chengda Co., Ltd., Hangzhou Wulin Drugstore Co., Ltd. and Ningbo Siming Dayaofang Co., Ltd., respectively. There are significant differences between regions in the PRC due to distinctive demographics, local regulations and shopping habits, among other factors. Over the past decade, we have gained valuable and extensive expertise in operating a cross-region retail drugstore chain, which we believe will continue to give us advantages in competing with other drugstore chains. The drugstore industry in China is intensely competitive, rapidly evolving and highly fragmented. We primarily compete with other retail drugstore chains or independent drugstores. We compete for customers primarily on the basis of our brand name, store location, merchandise selection, prices, and services that we offer. We believe that continued consolidation of the drugstore industry and continued new store openings by chain store operators will further increase competitive pressures in the industry. In addition, in certain of our targeted cities, such as Beijing and Shanghai, where local regulations prohibit the opening of new drugstores within certain distances of an existing store, and where other retail drugstore chains and independent drugstores have occupied many prime locations, we expect to face additional competition in terms of finding suitable new store locations if we expand into these cities.

Moreover, we may be subject to additional competition from new entrants to the drugstore industry in China. If the PRC government removes or reduces the barriers for foreign companies to operate majority-owned retail drugstore businesses in China, we could face increased competition from foreign companies. Some of our larger competitors may enjoy competitive advantages, such as:
•	greater financial and other resources;

•	a larger variety of products;

•	more extensive and advanced supply chain management systems;

•	greater pricing flexibility;

•	larger economies of scale and purchasing power;

•	more extensive advertising and marketing efforts;

•	greater knowledge of local market conditions;

•	stronger brand recognition; and

•	larger sales and distribution networks.
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
Our business and revenue growth primarily depend on the size of the retail market of pharmaceutical products in China. As a result, our revenue and profitability may be negatively affected by changes in national, regional or local economic conditions and consumer confidence in China. In particular, as we focus our expansion of retail stores in metropolitan markets, where living standards and consumer purchasing power are higher than rural areas, we are especially susceptible to changes in economic conditions, consumer confidence and customer preferences of the urban Chinese population. External factors beyond our control that affect consumer confidence include unemployment rates, levels of personal disposable income, national, regional or local economic conditions and acts of war or terrorism. Changes in economic conditions and consumer confidence could adversely affect consumer preferences, purchasing power and spending patterns. For example, the recent global economic and financial market crisis has caused, among other things, lower customer spending across China, as well as the close down of factories and other businesses in the Pearl River Delta where a significant portion of our stores are located. As a result, sales at our stores located in these areas have declined and may continue to decline due to the emigration of customers from these areas to other regions in China in search of employment or as customers decrease their purchases of our products as a result of worries about economic conditions or reduced incomes. Although we have taken the initiatives to close unproductive stores in affected areas, our ability to reduce costs to offset the results of a prolonged or severe economic downturn is limited given our fixed costs associated with our operations. In addition, the timing and nature of any recovery in the credit and financial markets remains uncertain, and there can be no assurance that market conditions will improve in the near future or that our results will not continue to be materially and adversely affected. In addition, acts of war or terrorism may cause damage to our facilities, disrupt the supply of the products and services we offer in our stores or adversely impact consumer demand. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

The retail prices of some of our products are subject to control, including periodic downward adjustment, by PRC governmental authorities.
An increasing percentage of our pharmaceutical products, primarily those included in the national and provincial medical insurance catalogs, are subject to price controls in the form of fixed retail prices or retail price ceilings. See “Item 4. Information on the Company — B. Business Overview — Regulation — Price Controls.” In addition, the retail prices of these products are also subject to periodic downward adjustments as the PRC governmental authorities seek to make pharmaceutical products more affordable to the general public. Since May 1998, the relevant PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products. The latest price reduction occurred in December 2007 and affected 47 different pharmaceutical products, eight of which are sold in our stores now. As of December 31, 2006, 2007 and 2008, 7.5%, 12.7% and 16.4% of the pharmaceutical products we offered were subject to price controls, respectively. In 2006, 2007 and 2008, approximately 3.1%, 4.9% and 4.0% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. Any future price controls or government mandated price reductions may have a material adverse effect on our financial condition and results of operations, including significantly reducing our revenue and profitability.
Our retail operations require a number of permits and licenses in order to carry on their business.
Drugstores in China are required to obtain certain permits and licenses from various PRC governmental authorities, including GSP certification. We are also required to obtain food hygiene certificates for the distribution of nutritional supplements and food products. We cannot assure you that we have obtained or maintained all required licenses, permits and certifications to carry on our business at all times, and from time to time we may have not been in compliance with all such required licenses, permits and certifications. Moreover, these licenses, permits and certifications are subject to periodic renewal and/or reassessment by the relevant PRC governmental authorities and the standards of such renewal or reassessment may change from time to time. We intend to apply for the renewal of these licenses, permits and certifications when required by applicable laws and regulations. Any failure by us to obtain and maintain all licenses, permits and certifications necessary to carry on our business at any time could have a material adverse effect on our business, financial condition and results of operations. In addition, any inability to renew these licenses, permits and certifications could severely disrupt our business, and prevent us from continuing to carry on our business. Any changes in the standards used by governmental authorities in considering whether to renew or reassess our business licenses, permits and certifications, as well as any enactment of new regulations that may restrict the conduct of our business, may also decrease our revenue and/or increase our costs and materially reduce our profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or new regulations come into effect requiring us to obtain any additional licenses, permits or certifications that were previously not required to operate our existing businesses, we cannot assure you that we would successfully obtain such licenses, permits or certifications.
The continued penetration of counterfeit products into the retail market in China may damage our brand and reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.
There has been continued penetration of counterfeit products into the pharmaceutical retail market in China. Counterfeit products are generally sold at lower prices than the authentic products due to their low production costs, and in some cases are very similar in appearance to the authentic products. Counterfeit pharmaceuticals may or may not have the same chemical content as their authentic counterparts, and are typically manufactured without proper licenses or approvals as well as fraudulently mislabeled with respect to their content and/or manufacturer. Although the PRC government has been increasingly active in combating counterfeit pharmaceutical and other products, there is not yet an effective counterfeit pharmaceutical product regulation control and enforcement system in China. Although we have implemented a series of quality control procedures in our procurement process, we cannot assure you that we would not be sell counterfeit pharmaceutical products inadvertently. Any unintentional sale of counterfeit products may subject us to negative publicity, fines and other administrative penalties or result in litigation against us. Moreover, the continued proliferation of counterfeit products and other products in recent years may reinforce the negative image of retailers among consumers in China, and may severely harm the reputation and brand name of companies like us. The continued proliferation of counterfeit products in China could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to fines and penalties if we fail to comply with the applicable PRC laws and regulations governing sales of medicines under the PRC National Medical Insurance Program.
Eligible participants in the PRC national medical insurance program, mainly consisting of urban residents in China, are entitled to buy medicines using their medical insurance cards in an authorized pharmacy, provided that the medicines they purchase have been included in the national or provincial medical insurance catalogs. The pharmacy in turn obtains reimbursement from the relevant government social security bureaus. Moreover, the applicable PRC laws, rules and regulations prohibit pharmacies from selling goods other than pre-approved medicines when purchases are made with medical insurance cards. We have established procedures to prohibit our drugstores from selling unauthorized goods to customers who make purchases with medical insurance cards. However, we cannot assure you that those procedures will be strictly followed by all of our employees in all of our stores. In the past, there have been incidents involving our store staff selling products other than pre-approved medicines to customers who make payment with medical insurance cards, and we have been subject to negative publicity, fines and other administrative penalties. In 2008, two of our stores were revoked of the licenses as designated national healthcare insurance program reimbursement stores. If any of our drugstores or sales personnel is found to have sold products other than pre-approved medicines to customers who make payment with medical insurance cards, we would be subject to fines or other penalties, and, to the extent we have outstanding claims from government social security bureaus, those claims could be rejected. Either of these cases could damage our reputation as well as have a material adverse effect on our business, financial condition, and results of operations.
Risks Related to Our Corporate Structure
If the PRC regulatory bodies determine that the agreements that establish the structure for operating our business in China do not comply with PRC regulatory restrictions on foreign investment in the drugstore industry, we could be subject to severe penalties.
Current PRC laws, rules and regulations limit any foreign investor’s ownership of drugstores to 49.0% if the investor owns interests in more than 30 drugstores in China that sell a variety of branded pharmaceutical products sourced from different suppliers. Substantially all of our operations are conducted through Shenzhen Nepstar Pharmaceutical Company Ltd., or Nepstar Pharmaceutical, our wholly owned operating subsidiary in China, and through its contractual arrangements with several of our consolidated entities in China, including the regional Nepstar companies, in each of which Nepstar Pharmaceutical owns a 49.0% of the equity interest, and Shenzhen Nepstar Information and Technology Service Co., Ltd., or Nepstar IT Service, and Shenzhen Nepstar Management Consulting Co., Ltd., or Nepstar Management Consulting, collectively own the remaining 51.0% of equity interests. The respective beneficial owners of Nepstar IT Service, Liping Zhou, and Nepstar Management Consulting, Feng Tu, are two long-time employees of our company who are PRC citizens. We depend on the regional Nepstar companies to operate substantially all of our retail drugstores and generate a substantial portion of our revenue. We have entered into contractual arrangements with the regional Nepstar companies, Nepstar IT Service and Nepstar Management Consulting, and their respective shareholders which provide us with the ability to retain control over these companies and substantially all of the risks and rewards of ownership of these companies.
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
We are a holding company, and rely principally on dividends paid by our consolidated operating subsidiaries for cash requirements, including the funds necessary to service any debt we may incur. In particular, we rely on earnings generated by Nepstar Pharmaceutical as well as dividends and other distributions received by Nepstar Pharmaceutical from the regional Nepstar companies, which are passed on to us through Shenzhen Nepstar Commerce Development Ltd., or Nepstar Commerce, and Shenzhen Nepstar Pharmaceutical Electronic Technologies Ltd., or Nepstar Electronic. If any of our consolidated operating subsidiaries incurs debt in its own name in the future, the instruments governing the debt may restrict dividends or other distributions on its equity interest to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Nepstar Pharmaceutical currently have in place with Nepstar IT Service, Nepstar Management Consulting or the regional Nepstar companies in a manner that would materially and adversely affect Nepstar Pharmaceutical’s ability to pay dividends and other distributions on its equity interest.
Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our consolidated PRC entities only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Under PRC laws, rules and regulations, our consolidated PRC entities are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserve fund until the accumulated amount of such reserves reaches 50% of their respective registered capital. As a result, our consolidated PRC entities are restricted in their ability to transfer a portion of their net income to us whether in the form of dividends, loans or advances. As of December 31, 2008, our restricted reserves totaled RMB37.8 million (US$5.5 million) and we had retained earnings available for dividend distribution totaling RMB23.8 million (US$3.5 million). Our restricted reserves are not distributable as cash dividends. Any limitation on the ability of our consolidated operating subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

The application for conversion of Nepstar Commerce and Nepstar Electronic from domestic enterprises to foreign investment enterprises in connection with our restructuring in 2004 was not in full compliance with applicable PRC laws, rules and regulations, which could subject those companies to fines and other penalties and result in a material disruption of our business.
Nepstar Commerce and Nepstar Electronic were converted from domestic enterprises into wholly foreign owned enterprises under PRC law in connection with our restructuring in 2004. In their applications for the approval for such conversion that were made to Shenzhen Nanshan Economic and Trade Bureau, Nepstar Commerce and Nepstar Electronic did not disclose that they owned regional Nepstar companies that engage in the drugstore business in various provinces of China. Furthermore, when Nepstar Commerce and Nepstar Electronic became wholly foreign owned enterprises, foreign investment in drugstore retail business was prohibited under PRC law. As a result, the application by Nepstar Commerce and Nepstar Electronic was not made in full compliance with applicable PRC laws, rules and regulations. Although these defects have been corrected in connection with our restructuring in 2007, PRC regulators have the authority to impose fines or other penalties based on past violations by Nepstar Commerce and Nepstar Electronic. In some cases, these regulatory bodies may require the disgorgement of profits or revoke their prior approval. We do not believe these past violations will have a material adverse effect on our business, financial condition and results of operations, but due to the uncertainty of regulatory enforcements in the PRC, we cannot assure you that Nepstar Commerce or Nepstar Electronic will not be subject to such fines or penalties, including the disgorgement of profits or revocation of the approval previously issued to them, or that such fines or penalties will not have a material adverse effect on our business, financial condition or results of operations.
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
While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. In particular, changes in government regulations affecting the drugstore industry in China could have material effects on our results of operations. For example, beginning in 1998, reimbursements under the national medical insurance program have become available for purchases of medicines from designated retail pharmacies. In addition, the PRC government authorities have imposed additional restrictions on the advertisement of drugs in recent years, which we expect to increase drug manufacturers’ reliance on retail drugstores to build brand familiarity among the general public. Furthermore, regulations were passed in 2005 to encourage the separation of pharmacy functions from the medical services offered by hospitals. However, in 2008, the enforcement of a PRC regulation restricting drugstores from selling products with certain steroid ingredients had a negative impact on our revenue growth. Furthermore, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

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
According to the Measures on the Administration of Foreign Investment in the Commercial Sector promulgated by the PRC Ministry of Commerce, which became effective on June 1, 2004, a company that is directly owned by a foreign invested enterprise needs to obtain relevant governmental approvals before it opens new retail stores. However, there are no specific laws, rules or regulations with respect to whether it is necessary for a company established by a subsidiary of a foreign invested enterprise to obtain approvals to open new retail stores. We have consulted with the Shenzhen Bureau of Trade and Industry, which was of the view that companies established by a subsidiary of a foreign invested enterprise are not required to acquire governmental approvals to open new retail stores. In addition, our PRC legal counsel also advises us that such approval is not required based on their interpretations of current PRC laws, rules and regulations. However, we cannot assure you that the PRC Ministry of Commerce will not require that such approvals to be obtained. If additional governmental approval is deemed to be necessary and we are not able to obtain such approvals on a timely basis or at all, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, will be materially and adversely affected.

PRC rules and regulations may subject our PRC resident shareholders and our PRC share option holders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.
The SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch. In addition, relevant SAFE rules also require any share option plan adopted by the offshore special purpose company to be filed with the local SAFE branch when the offshore special purpose company is registered with the local SAFE branch, and such registration must be amended when optionees exercise their share options offshore. Simin Zhang, a PRC resident and the beneficial owner of our current controlling shareholder, has registered with the local SAFE branch as required by the SAFE notice, and we are in the process of filing our share option scheme with the local SAFE branch.
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
The PRC Corporate Income Tax Law, or the CIT Law, provides that a maximum income tax rate of 20% is applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income is derived from the operations of our operating subsidiaries located in the PRC. Therefore, dividends paid to us by our subsidiaries in China may be subject to income tax if we are considered a “non-resident enterprise” under the CIT Law. If we are required under the CIT Law and its implementation regulations to pay income tax for any dividends we receive from our subsidiaries, it may have a material and adverse effect on our net income and materially reduce the amount of dividends, if any, and we may pay to our shareholders and ADS holders.
We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income.
The CIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the CIT Law to a PRC resident recipient.

Dividends payable by us to our shareholders and ADS holders and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.
Under the CIT Law and implementation regulations, PRC income tax at the rate of 20%, which is further reduced to 10% under the implementation rules or applicable rate specified in a tax treaty, is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% or applicable rate specified in a tax treaty. PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC income tax. If we are required under the CIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs would be materially and adversely affected.
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
There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As we rely on dividends paid to us by our PRC subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on the value of, and dividends payable on, our ADSs in foreign currency terms. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition and results of operations.
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

Risks Related to Our Ordinary Shares and ADSs
The market price for our ADSs may be volatile, which could result in substantial loss to you.
The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:
•	announcements of competitive developments;

•	regulatory developments in China affecting us, our customers or our competitors;

•	announcements regarding litigation or administrative proceedings involving us;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other drugstore chain companies;

•	additions or departures of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.
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
We believe that we were not a passive foreign investment company, or a PFIC, for our taxable year ended on December 31, 2008, although there can be no assurance in this regard. However, we believe that we may be a PFIC for our current taxable year or that we may become one in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.
Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ended on December 31, 2008, although there can be no assurance in this regard. However, due to the volatility of the market price of our ADSs and ordinary shares in recent market conditions, we believe that we may be a PFIC for our current taxable year or that we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. In addition, if it is determined that we own directly or indirectly 49.0%, but not the remaining 51.0%, of the equity interests in the regional Nepstar companies for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ended on December 31, 2008, the current taxable year or in the future.
If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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
On August 13, 2004, Simin Zhang incorporated China Neptunus Drugstore Holding Ltd. in the British Virgin Islands, or Neptunus BVI, and on August 20, 2004, Neptunus BVI incorporated China Nepstar in the Cayman Islands. Upon incorporation, China Nepstar issued 115 million ordinary shares, of which 107.8 million shares, or 93.7%, were issued to Neptunus BVI. The remaining shares were issued to China Star Chain Ltd., or China Star Chain, a British Virgin Islands company beneficially owned by management team of Nepstar Health. China Nepstar became the holding company of the Nepstar group companies after it acquired all outstanding equity interests in Nepstar Commerce and Nepstar Electronic from their respective shareholders in September 2004.
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
Since our inception, we have conducted our operations in China primarily through Nepstar Pharmaceutical, which became a wholly foreign-owned enterprise in China in August 2004 as the result of our restructuring in 2004. As applicable PRC laws, rules and regulations effectively limit any foreign investor’s ownership of drugstores to 49.0% if the investor owns interests in more than 30 drugstores in China that sell a variety of branded pharmaceutical products sourced from different suppliers, we undertook another restructuring in May 2007. In connection with the May 2007 restructuring, Nepstar Commerce, Nepstar Electronic and Nepstar Pharmaceutical transferred all or part of their interests in regional Nepstar companies to two newly established PRC companies, Shenzhen Nepstar Information & Technology Service Co., Ltd., or Nepstar IT Service, and Shenzhen Nepstar Management Consulting Co., Ltd., or Nepstar Management Consulting, which are wholly owned by Liping Zhou and Feng Tu, respectively. Liping Zhou and Feng Tu are both employees of our company and PRC citizens. Nepstar Pharmaceutical currently operates its drugstore business in China through a series of contractual arrangements it has entered into with Nepstar IT Service, Nepstar Management Consulting and their shareholders so as to retain control over the regional Nepstar companies and to retain economic risks and rewards of these entities. See “Item 4. Information on the Company — C. Organizational Structure.” After we completed our restructuring in May 2007, neither Nepstar Commerce nor Nepstar Electronic retained any direct ownership interest in any of the regional Nepstar companies.
On November 9, 2007, our ADSs were listed on the New York Stock Exchange.

On May 19, 2008, Nepstar Pharmaceutical entered into a Transfer Agreement with Pacific Gateway Capital Company Ltd. to sell the 51% of equity interest it owns in Medicine Shoppe for RMB2.5 million in cash. The carrying value of our share of Medicine Shoppe’s net assets was RMB2.3 million as of March 31, 2008.
In January 2009, our board of directors approved the termination of a voting rights agreement which assigned 30% of the total voting rights of Yunnan Nepstar to us. As of December 31, 2008, Yunnan Nepstar had 355 drugstore outlets, all of which were located in Yunnan province in southwestern China. Yunnan Nepstar’s other shareholders have expressed an intention to pursue the listing of the portion of the equity interest they hold in Yunnan Nepstar on the Shenzhen Stock Exchange in three years through a holding company. The remaining 40% of equity ownership by us in Yunnan Nepstar is not expected to be diluted after the listing of the holding company. As a result of the termination of the voting rights agreement, beginning in the first quarter of 2009, we no longer consolidate Yunnan Nepstar’s financials, and the financial position and results of operations of Yunnan Nepstar have been accounted for under the equity method since then.
In 2006, 2007 and 2008, our capital expenditures totaled RMB75.2 million, RMB68.4 million and RMB187.8 million (US$27.5 million), respectively. In the past, our capital expenditures were used primarily to open drugstores, acquire drugstores through business combinations, set up distribution centers and install and upgrade our information management systems. We estimate that our capital expenditures in 2009 will range from approximately RMB100 million to RMB200 million, which we plan to use to open new stores, acquire additional drugstores and implement our ERP system.
Business Overview
We are the largest retail drugstore chain in China, with a network of 2,709 directly operated stores located in 12 provinces and 76 municipalities across China as of December 31, 2008.
We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo, Suzhou and Kunming, in terms of store count. According to the China Drugstore Magazine, we had the highest revenue among all directly operated retail drugstore chains in China in 2006, 2007 and 2008.
The drugstore industry in China remains highly fragmented. According to the statistics published by the Southern Pharmaceutical Economic Research Institute, a market research agency that specialized in the pharmaceutical industry in China, by end of September 2008, there were approximately 319,000 drugstore outlets in China. We estimate that our share of the retail market of pharmaceutical products in China was less than 1% of the total transaction value in 2008.
In April 2008, China Nepstar was awarded the title of “Best Drugstore Chain of 2007 in China” by China Drugstore magazine, China Drugstore magazine has more than 100,000 industry subscribers and has ranked China’s drugstore chains for the past eight years.
We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. Unlike most other drugstores and retail drugstore chains in China, we also offer private label products, which we believe distinguishes our company from our key competitors. We launched our first private label products in September 2005 and offered 1,455 private label products as of December 31, 2008. Sales of our private label products accounted for 24.4% of our revenue and 37% of our gross profit in 2008.
Since our inception in 1995, we have rapidly expanded our operations, primarily through organic growth. The numbers of our directly operated drugstores increased from 1,446 as of December 31, 2006 to 2,002 as of December 31, 2007 and to 2,709 as of December 31, 2008. Our stores are generally located in well established residential communities in major cities in China’s coastal and adjoining provinces. Our revenue increased from RMB1,732.4 million in 2006 to RMB1,954.7 million in 2007 and to RMB2,396.6 million (US$351.3 million) in 2008.

Our Store Network
We are the largest retail drugstore chain in China based on the number of directly operated stores, with a store network comprised of 2,709 directly operated stores as of December 31, 2008. According to the China Drugstore Magazine, we had the highest revenue among all directly operated retail drugstore chains in China in 2006, 2007 and 2008. As the drugstore industry in China is highly fragmented, we estimate that our share of the retail market of pharmaceutical products in China was less than 1% of the total transaction value in each of these three years.
We believe we have succeeded in building a national retail drugstore chain with an extensive footprint in China by operating a store network throughout 12 provinces and municipalities and 76 cities. We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo, Suzhou and Kunming, in terms of store count.
We operate all of our stores directly, which we believe is critical in building a strong brand name and offering a more consistent customer experience across our store network. Moreover, we believe direct operation of our drugstores is critically important to our success in the retail drugstore chain business in China, given the highly fragmented market, the relatively small size of other retail drugstore chains and their short operating histories. Through a decade of direct operating experience, we have developed standards among various aspects of drugstore operations in order to provide a high quality of services in all of our stores. Direct operation also enables us to better select store locations that meet the consumer traffic requirements, target new neighborhoods and allows us to leverage our existing distribution centers. In addition, our direct operation business model allows us to operate a relatively centralized and streamlined organizational structure, which enables us to expedite decision making and thus deploy our financial, operational and management resources more effectively. Furthermore, our business model also allows us to address local demand for specific products and services more accurately, to control our corporate overhead expenses and to provide uniform and high-quality training for our employees.
We carefully select our store sites to maximize consumer traffic, store visibility and convenience for our customers. Substantially all of our stores are located in well-established urban residential communities in 76 cities in China where living standards and consumer purchasing power are higher than rural areas. The following table sets forth the number of stores we owned and operated in the top ten cities that we operated as of the dates indicated:

	As of December 31,
City	2006	2007	2008
Shenzhen	202	311	433
Kunming	152	191	210
Dalian	127	174	194
Hangzhou	102	144	188
Ningbo	73	96	178
Guangzhou	123	161	175
Dongguan	75	94	140
Tianjin	21	66	105
Suzhou	54	70	86
Nanjing	36	60	82
Others	481	635	918

Total	1,446	2,002	2,709

The following table provides a history of our store openings and acquisitions as of the dates indicated:

	As of December 31,
	2006	2007	2008
Number of stores at the beginning of the period	1,115	1,446	2,002
Acquired stores during the period	9	—	144
Stores closed or relocated during the period	48	38	75
New stores opened during the period	370	594	638
Number of stores at the end of the period	1,446	2,002	2,709

Our stores are typically between 80 to 120 square meters in floor area, and conduct business from 8:30 a.m. to 10:30 p.m., seven days a week. Our stores are generally staffed with three employees per shift, including an in-store pharmacist, who in many cases also functions as the store manager, and two healthcare consultants. Our in-store pharmacists assist with the sales of prescription drugs, and each member of our store staff has received training regarding our products as well as how best to interact with customers. In addition, we regularly carry out training programs on medicinal information, nutritional information, selling skills for our store staff and pharmacists, as well as management training for our regional managers and senior management officers at our headquarters.
We are the first retail drugstore chain in China to sell OTC drugs on open shelves. Consumers have easy access to all products we sell except prescription drugs, and we aim to provide them with a relaxing, clean and bright shopping environment to improve their shopping experience. We have also developed a uniform and distinctive layout, color scheme and design specification for our drugstores. We believe that the use of a uniform layout, color scheme and design promotes our corporate image and enhances the public perception of our brand.
Our Products and Services
We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. We have rigorously analyzed a large number of drugs available for sale in China, and have concluded that a much smaller quantity of active ingredients are present in a significant majority of drugs purchased by our consumers. Accordingly, we have selected a diverse range of medicines based upon these ingredients which we believe drive consumer demand. Our typical store carries approximately 1,800 to 2,350 different products. We constantly review and refine our product selection in order to respond to changing demographics, lifestyles, habits and product preferences of our customers.
Our product selection is designed to offer choices and convenience to our customers and to achieve high gross margins for us. We offer our customers a broader range of choices in two respects. First, we offer a wide range of complementary products in each therapeutic category so that customers have more choices to suit their needs. For example, a customer looking for a cough remedy will be able to find a wide variety of choices including different OTC drugs, nutritional supplements and herbal products. In addition, our staff will sometimes recommend a combination of products to enhance the treatment. Second, for products with the same therapeutic purpose, we offer choices in each of the high, medium and low price ranges to suit the needs of customers with different spending power. In each therapeutic category, we also offer high-margin private label products. See “— Product Offerings — Private Label Products.”
Product Offerings
Our merchandise can be broadly classified into the following categories:
Prescription Drugs. We offer approximately 1,350 prescription drugs. We accept prescriptions only from licensed health care providers and do not prescribe medications or otherwise practice medicine. Our in-store pharmacists verify the validity, accuracy and completeness of all prescription drug orders. We ask all prescription drug customers to provide us with information regarding drug allergies, current medical conditions and current medications. Our in-store pharmacists also perform a drug utilization review in which they cross-check every prescription against the customer’s submitted information for drug, disease and allergy interactions. Sales of prescription drugs accounted for 21.5% of our revenue in 2008.

OTC Drugs. We offer approximately 1,450 OTC drugs, including western medicines and traditional Chinese medicines, for the treatment of common diseases. Sales of OTC drugs accounted for 36.1% of our revenue in 2008.
Nutritional Supplements. We offer approximately 560 nutritional supplements, including a variety of healthcare supplements, vitamins, minerals and dietary products. We expect sales of nutritional supplements to increase more rapidly than those of drugs due to increasing wealth and disposable income of Chinese residents living in the larger metropolitan cities, and intend to rapidly grow the variety of nutritional supplements available in our stores. Nutritional supplements normally generate higher gross margins than prescription and OTC drugs. Sales of nutritional supplements accounted for 20.2% of our revenue in 2008.
Herbal Products. We offer various types of drinkable herbal remedies and packages of assorted herbs for making soup, which are used by consumers as health supplements. Herbal products typically have higher gross margins than prescription and OTC drugs. Sales of herbal products accounted for 3.1% of our revenue in 2008.
Other Products. Our other products include personal care products such as skin care, hair care and beauty products, family care products such as portable medical devices for family use, birth control and early pregnancy test products and convenience products, including soft drinks, packaged snacks, and other consumables, cleaning agents and stationery. Our other products also include seasonal and promotional items tailored to local consumer demand for convenience and quality. We believe offering these products increases customer visits by increasing the shopping convenience for our customers. Sales of other products accounted for 19.1% of our revenue in 2008.
Private Label Products
We launched our first private label product in September 2005, and since then our private label portfolio has increased to 1,455 products marketed under 128 private labels, covering all categories of products we offer. In 2008, private label products accounted for approximately 24.4% of our revenue and 37.0% of our gross profit. We believe private label branding gives us more freedom and flexibility in pricing and more control over product attributes and quality.
Some of our successful private labels include “Beautiful Life,” which we introduced in November 2005 to market nutritional supplements related to beauty care, “Qianlong,” which we introduced in January 2006 to market a variety of OTC drugs including gastrointestinal and dermatological products, and “Wisconsin,” which we introduced in November 2006 to market 20 different types of nutritional supplements manufactured in the United States.
As the sourcing of private label products eliminates much of manufacturers’ promotional costs and distributors’ profit margin in the traditional merchandise supply chain, we are able to price our private label products at competitive prices while maintaining favorable margins. In addition, we believe our private label products are particularly attractive to customers because our brand name and reputation command customer confidence. We believe that the quality of our private label products has won trust from our customers, and we operate rigorous quality control to retain that trust. We intend to continue to focus significant marketing efforts to enhance the reputation of the private label products available in our stores to drive their sales because they generally generate higher gross margins than branded products.
Marketing and Promotion
Our marketing and promotion strategy is to build brand recognition, increase customer traffic to our stores, attract new customers, build strong customer loyalty, maximize repeat customer visits and develop incremental revenue opportunities.
Our marketing department designs our nationwide marketing efforts while our regional Nepstar companies design regional promotions based on local demographics and market conditions. We also launch single store promotional campaigns and community activities in connection with the opening of new stores. Our store managers and staff are also encouraged to propose their own advertising and promotion plans, including holiday promotions, posters and billboards. In addition, we offer special discounts and gift promotions for selected merchandise periodically in conjunction with our suppliers’ marketing programs. We also provide ancillary services such as providing free blood pressure measurements in our stores.

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
As part of our ongoing marketing efforts and in order to build customer loyalty, we launched our “Loyal Customer” scheme in 1999. As of December 31, 2008, this program had more than 10.3 million members, approximately 5.2 million of whom were active customers of our stores, which are defined as customers who make purchase from our stores at least once a year and whose contact information is available in our database. Our member customers are entitled to receive free healthcare circulars published by our stores and gain one loyalty point for every RMB10.0 spent on our products. Loyalty points may be used to exchange for gifts as well as used as discounts for future purchases. At the end of each calendar year, unutilized loyalty points are forfeited and cannot be carried forward.
We maintain a database of our loyalty scheme membership, including customer profiles and purchasing records, which helps us to tailor our promotional programs to meet our customers’ specific needs. On average, members of our loyalty scheme spend approximately 2.3 times more per sales transaction than non-member customers, and our member customers purchase more frequently from our stores than non-member customers. Sales to our member customers accounted for 59.4% of our revenue in 2008.
Our loyalty scheme membership has grown rapidly in recent years. The following table sets forth the approximate number of our loyalty scheme members as of the dates indicated:

	As of December 31,
	2006	2007	2008
	(In thousands)
Members	4,781	7,075	10,250
Active members	2,343	3,643	5,190
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
We run advertisements periodically in selected newspapers to promote our brand and the products carried in our stores. Under our agreements with certain newspapers, we run one-page weekly or monthly advertisements in these newspapers, and the newspapers publish healthcare-related feature articles relating to the products we advertise near the dates of our advertisements. In selected cities, we promote our brand and products using billboards and on the passenger compartments of subway trains. In all cases, the advertising expenses are borne by the manufacturers of the products being advertised. Our advertisements are designed to promote our brand, our corporate image and the promotions of products available for sale in our stores.
In November 2008, Nepstar entered into a definitive agreement with China Merchants Bank and Lakala Beijing Billing Service Co., Ltd. or Lakala, to install the Xinfu Tong electronic payment terminals in all of Nepstar stores. By April 2009, Xinfu Tong terminals were installed in over 800 Nepstar stores. The installation of Xinfu Tong terminals was intended to increase foot traffic in the stores, as Xinfu Tong terminals enable consumers to make payments on their credit card bills, utility bills and mobile phone bills.

Customers
During 2008, our stores served an average of approximately 210,000 customers per day. Our typical customers are urban residents in major Chinese cities. We periodically conduct qualitative customer surveys in cities in which we operate more than 100 drugstores, helping us to build a stronger understanding of our market position and our customers’ purchasing habits. In addition, we also sell prescription and OTC drugs to non-retail customers who choose to purchase from us rather than from manufacturers and distributors of pharmaceutical products directly, as these non-retail customers believe they can leverage the economies of scale realized by our greater purchasing power and obtain better pricing terms from us than directly purchasing the same products from the manufacturers and distributors. Sales to these non-retail customers constituted less than 1% of our revenue in each of 2007 and 2008. We do not allow product returns for our sales to our non-retail customers.
Our sales to retail customers are paid by cash or debit or credit cards, or by medical insurance cards under the national medical insurance program. We obtain payments from the relevant government social security bureaus, for sales made to eligible participants in the national medical insurance program on a monthly basis. See “— Regulation — Reimbursement under the National Medical Insurance Program.” As of December 31, 2008, 957, or 35.3% of our stores are designated stores under the PRC national medical insurance program.
Procurement
We currently source our merchandise from approximately 1,500 suppliers, including 646 manufacturers and approximately 854 wholesalers. Among these 1500 suppliers, approximately 930 of them supplied us with between one and three products. In 2008, 72% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 21.4% of our total purchases in 2008. The transaction value of purchases from our largest five suppliers accounted for 33.3% of our total purchases in 2008.We believe that competitive sources are readily available for substantially all of the merchandise we carry in our stores, and our strategy is to consolidate our procurement through centralized purchases from fewer suppliers.
While our selection of suppliers is currently centralized, supplier negotiations and placing of purchase orders are to a large degree handled by the regional Nepstar companies, partly reflecting the dominance of regional wholesalers in China’s drug supply chain. We are in the process of centralizing our merchandise procurement and replenishment operations. We believe a more centralized and controlled procurement strategy not only benefits us by reducing our cost of purchase, but also benefits the manufacturers from whom we source our products. This is because drug manufacturers have historically relied on wholesalers to sell their products due to the relative small size of drug retailers, and manufacturers incur significant marketing expense to promote their brands and products. As we grow in size and as we continue to centralize our merchandise procurement, our greater sourcing capability makes us a more attractive distribution channel for many drug manufacturers. In addition, as an increasing number of our customers choose to purchase drugs from our stores due to their trust in our brand name and reputation, manufacturers can reduce their marketing expenses while increasing their sales volume by selling directly to us.
Distribution
Our stores are supported by our national distribution center located near our headquarters in Shenzhen and 12 regional distribution centers serving our drugstores located in 76 cities across China. In addition, we rented space in Shenyang, Liaoning province in December 2008, to set up a new regional distribution center to support business growth in the nearby areas. The new distribution center in Shenyang is expected to be put into use by the middle of 2009. In order to improve logistic efficiencies, we are working to merge the regional distribution centers in Guangzhou and Shenzhen with the headquarters distribution center located in Shenzhen. The merge is expected to be completed by the middle of 2009.
Due to the challenging operating environment we expected to face in 2009, we have postponed our original plan of building two new distribution centers, one in Shenzhen and one in Hangzhou, to serve our stores located in the Pearl River Delta and the Yangtze River Delta regions.

Our suppliers normally deliver merchandise to our regional distribution centers, but we arrange for the transportation of merchandise to our national distribution center if a particular supplier cannot deliver regionally, and in these cases we levy a fee on the supplier for reimbursement of the transportation costs we incur. Merchandise is delivered from our national distribution center to the regional distribution centers which in turn serve our stores in the region, normally using our own vehicles. At each distribution center, we maintain a small fleet of trucks to deliver products to our stores and we replenish merchandise for each of our stores twice every week.
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
We installed an ERP system in 2008 to replace the old information management system, STARIII, we used prior to 2008. As of December 31, 2008, we were in the finishing stage of Phase I implementation of the ERP system, which integrates company-wide accounting and operating systems and is expected to help improve inventory management and enhance data analysis capabilities. The Phase I implementation of the ERP system is expected to cost approximately RMB30.0 million, and as of December 31, 2008, we have paid RMB23.1 million for the Phase I implementation. We plan to spend approximately RMB50.0 million in total for the implementation of the ERP system and expect the complete implementation of the ERP system to take place in the second half of 2010.
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
Quality Control
We have selected 315 manufacturers as suppliers of our private label products after reviewing product selection, quality and manufacturing, packaging, transportation and storage capabilities as well as cost competitiveness. We had selected these vendors out of a large number of manufacturers after reviewing these manufacturers’ GMP compliance status and their product quality, manufacturing facilities and technology, packaging, transportation and storage capabilities as well as the cost competitiveness of their products.

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
Competition
The drugstore industry in China is intensely competitive, rapidly evolving and highly fragmented. We primarily compete with other retail drugstore chains or independent drugstores. We compete for customers primarily on the basis of our brand name, store location, merchandise selection, prices, and services that we offer. We believe that continued consolidation of the drugstore industry and continued new store openings by chain store operators will further increase competitive pressures in the industry. In addition, in certain of our targeted cities, such as Beijing and Shanghai, where local regulations prohibit the opening of new drugstores within certain distances of an existing store, and where other retail drugstore chains and independent drugstores have occupied many prime locations, we expect to face additional competition in terms of finding suitable new store locations if we expand into these cities.
Our primary competitors vary from region to region as most other retail drugstore chains in China operate on a regional basis. We do not consider independent drugstores as our major competitors, although we compete with them on an aggregate basis. Our main competitors in Shenzhen include Shenzhen Accord Pharmacy Co., Ltd. and Shenzhen Associate Pharmacy Co., Ltd.; our main competitors in Guangzhou are Guangzhou Dashenlin Chain Drugstore; and our main competitors in Dalian, Hangzhou and Ningbo are Liaoning Chengda Co., Ltd., Hangzhou Wulin Drugstore Co., Ltd. and Ningbo Siming Dayaofang Co., Ltd., respectively. There are significant differences between regions in the PRC due to distinctive demographics, local regulations and shopping habits, among other factors. Over the past decade, we have gained valuable and extensive expertise in operating a cross-region retail drugstore chain, which we believe will continue to give us advantages in competing with other drugstore chains.
Insurance
We maintain property insurance policies covering our distribution centers, stores and vehicles for losses due to fire, earthquake, flood and a wide range of other disasters. We also maintain insurance policies covering our inventories in transit from our distribution centers to our stores. Our total insurance coverage totaled approximately RMB810.3 million for 2009 and we have paid approximately RMB0.8 million in insurance premiums for the coverage. Furthermore, like other similar companies in China, we do not carry product liability insurance, and we do not have any business interruption insurance due to the limited coverage of any business interruption insurance in China. We consider our current insurance coverage to be adequate. However, successful product liability and personal injury claims and uninsured damages to any of our distribution centers and our stores could have a material adverse effect on our financial condition and results of operations.
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
Good Supply Practice Standards
GSP standards regulate wholesale and retail pharmaceutical product distributors to ensure the quality of distribution of pharmaceutical products in China. The current applicable GSP standards require pharmaceutical product distributors to implement strict controls on the distribution of medicinal products, including standards regarding staff qualifications, distribution premises, warehouses, inspection equipment and facilities, management and quality control. The GSP certificate is usually valid for five years.
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

Advertisement of Pharmaceutical Products
In order to prevent misleading advertising of pharmaceutical products, the SAIC and the SFDA jointly promulgated the Standards for Examination and Publication of Advertisements of Pharmaceutical Products and Rules for Examination of Advertisement of Pharmaceutical Products in March 2007. Under these regulations, the advertising of certain pharmaceutical products is prohibited, and the advertising of prescription pharmaceutical products may only be made in authorized medical magazines. In addition, an approval must be obtained from the provincial level of the food and drug administration before a pharmaceutical product may be advertised. Such approval, once obtained, is valid for one year.
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
The Law of the PRC on the Protection of the Rights and Interests of Consumers was promulgated on October 31, 1993 and became effective on January 1, 1994 to protect consumers when they purchase or use goods or services. All business operators must comply with this law when they manufacture or sell goods and/or provide services to customers. In extreme situations, pharmaceutical product manufacturers and distributors may be subject to criminal liability if their goods or services lead to the death or injuries of customers or other third parties.
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
The retail prices of medicines that are subject to price controls are administered by the Price Control Office of the PRC National Development and Reform Commission, or the NDRC, and provincial and regional price control authorities. The retail price, once set, also effectively determines the wholesale price of that medicine. From time to time, the NDRC publishes and updates a list of medicines that are subject to price controls. Fixed prices and price ceilings on medicines are determined based on profit margins that the relevant government authorities deem reasonable, the type and quality of the medicine, its production costs, the prices of substitute medicine and the extent of the manufacturer’s compliance with the applicable GMP standards. The NDRC directly regulates the pricing of a portion of the medicine on the list, and delegates to provincial and regional price control authorities the authority to regulate the pricing of the rest of the medicine on the list. Provincial and regional price control authorities have discretion to authorize price adjustments based on the local conditions and the level of local economic development. Currently, approximately 2,014 pharmaceutical products are subject to price controls administered by the NDRC.
Only the manufacturer of a medicine may apply for an increase in the retail price of the medicine, and it must either apply to the provincial price control authorities in the province where it is incorporated, if the medicine is provincially regulated, or to the NDRC, if the medicine is regulated by the NDRC. For a provincially regulated medicine, in cases where provincial price control authorities approve an application, manufacturers must file the newly approved price with the NDRC for record and thereafter the newly approved price will become binding and enforceable across China.

Since May 1998, the relevant PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products. The latest price reduction occurred in December 2007 and affected 47 different pharmaceutical products, eight of which are sold in our stores now. As of December 31, 2006, 2007 and 2008, 7.5%, 12.7% and 16.4% of the pharmaceutical products we offered were subject to price controls, respectively. In 2006, 2007 and 2008, approximately 3.1%, 4.9% and 4.0% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively.
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
Medicine included in the national and provincial medical insurance catalogs is divided into two tiers. Purchases of Tier A pharmaceutical products are generally fully reimbursable, except that certain Tier A pharmaceutical products are only reimbursable to the extent the medicine is used for purposes specifically stated in the medical insurance catalogs. Purchasers of Tier B pharmaceutical products, which are generally more expensive than Tier A pharmaceutical products, are required to make a certain percentage of co-payments, with the remaining amount being reimbursable. The percentage of reimbursement for Tier B OTC pharmaceutical products varies in different regions in the PRC. Factors that affect the inclusion of medicine in the medical insurance catalogs include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public.
The PRC Ministry of Labor and Social Security, together with other government authorities, has the power to determine every two years which medicines are included in the national medical insurance catalog, under which of the two tiers the included medicine falls, and whether an included medicine should be removed from the catalog. Provincial governments are required to include all Tier A medicines listed on the national medical insurance catalog in their provincial medical insurance catalogs. For Tier B medicines listed in the national medical insurance catalog, provincial governments have the discretion to adjust upwards or downwards by no more than 15% from the number of Tier B medicine listed in the national medical insurance catalog that is to be included in the provincial medical insurance catalogs. The amount in a participant’s individual account under the program varies, depending on the amount of contributions from the participant and his or her employer. Generally, participants under the national medical insurance program who are from relatively wealthier parts of China and metropolitan centers have greater amounts in their individual accounts than those from other parts of the country. Different regions in China have different requirements regarding the limitations on reimbursements in excess of the amounts in the individual accounts.
Sales of Nutritional Supplements and Other Food Products
According to the PRC Food Hygiene Law and Rules on Food Hygiene Certification, a distributor of nutritional supplements and other food products must obtain a food hygiene certificate from relevant provincial or local health regulatory authorities. The grant of such certificate is subject to an inspection of the distributor’s facilities, warehouses, hygienic environment, quality control systems, personnel and equipment. The food hygiene certificate is valid for four years, and the holder must apply for renewal of the certificate within 60 days prior to its expiration.

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

In the PRC, a trademark owner who believes the trademark is being infringed has following options:

•
The trademark owner can provide his trademark registration certificate and other relevant evidence to the state or local Administration for Industry and Commerce, or AIC, which can, in its discretion, launch an investigation. The AIC may take actions such as ordering the infringer to immediately cease the infringing behavior, seizing and destroying any infringing products and representations of the trademark in question, closing the facilities used to manufacture the infringing products or imposing a fine. If the trademark owner is dissatisfied with the SAIC’s decision, he may institute civil proceedings against the infringer in court.

•	The trademark owner may institute civil proceedings directly in court. Civil remedies for trademark infringement include:
•	injunctions;
•	requiring the infringer to take steps to mitigate the damage, such as publishing notices in newspapers; and
•	damages, such as compensation for the economic loss and injury to reputation as a result of trademark infringement suffered by the trademark owner.
The amount of compensation is calculated according to either the gains acquired by the infringer from the infringement, or the losses suffered by the trademark owner, including expenses incurred by the trademark owner to claim and litigate such infringement. If it is difficult to determine the gains acquired by the infringer from the infringement, or the losses suffered by the trademark owner, the court may elect to award compensation of not exceeding RMB500,000.
If the trademark infringement is so serious as to constitute a crime, the trademark owner may file a complaint with the police and the infringer would be subject to investigation for criminal liability in accordance with PRC law.

Dividend Distribution
The principal laws, rules and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), as amended in 2006, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our consolidated PRC entities, including wholly foreign owned enterprises, or WFOEs, and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities, including WFOEs and domestic companies, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the accumulated amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends. As of December 31, 2008, the accumulated balance of our statutory reserve funds reserves amounted to RMB37.8 million (US$5.5 million) and the accumulated profits of our consolidated PRC entities that were available for dividend distribution amounted to RMB23.8 million (US$3.5million).
Tax
See “Item 10. Additional Information — E. Taxation.”

B. Organizational Structure
The following diagram illustrates our corporate structure as of the date of this annual report. Except China Nepstar, which is incorporated under the law of Cayman Islands, each of the other companies within our corporate structure is incorporated under PRC law.

(1)	Weifang Nepstar provides merchandise procurement services to the regional Nepstar companies.

(2)
Yunnan Nepstar was our consolidated subsidiary that operated our directly operated stores in Yunnan province. Nepstar Pharmaceutical owned 40% equity interest in Yunnan Nepstar. Yunnan Nepstar’s assets, liabilities and results of operations were consolidated into our financial statements because of our legal and unilateral control over its business operations and management. Please refer to note 1 (a) (i) to our financial statements included elsewhere in this annual report.

In January 2009, our board of directors approved the termination of a voting rights agreement which assigned 30% of the total voting rights of Yunnan Nepstar to us. As of December 31, 2008, Yunnan Nepstar had 355 drugstore outlets, all of which were located in Yunnan province in southwestern China. Yunnan Nepstar’s other shareholders have expressed an intention to pursue the listing of the portion of the equity interest they hold in Yunnan Nepstar on the Shenzhen Stock Exchange in three years through a holding company. The remaining 40% of equity ownership by us in Yunnan Nepstar is not expected to be diluted after the listing of the holding company. As a result of the termination of the voting rights agreement, beginning in the first quarter of 2009, we no longer consolidate Yunnan Nepstar’s financials, and the financial position and results of operations of Yunnan Nepstar have been accounted for under the equity method since then.

*	Significant subsidiaries.

C. Property, Plant and Equipment
Our corporate headquarters are located in Shenzhen, where we lease an aggregate of 1,413 square meters of office space. Currently, we operate one national distribution center located near our headquarters and 12 regional distribution centers with a combined total of approximately 46,237 square meters of space. In addition, we rented space in Shenyang, Liaoning province in December 2008, to set up a new regional distribution center to support business growth in the nearby areas. The new distribution center in Shenyang is expected to be put into use by the middle of 2009. In order to improve logistic efficiencies, we are working to merge the regional distribution centers in Guangzhou and Shenzhen with the headquarters distribution center located in Shenzhen. The merge is expected to be completed by the middle of 2009.
We lease all of our distribution centers for various terms ranging from one year to 10 years. We believe that there will be no significant difficulties for us to locate suitable distribution centers and enter into new leases on acceptable terms. We also do not expect any significant difficulties in renewal of existing leases upon their expiration, where desired. In order to accommodate future growth, we had planned to build two new distribution centers, one in Shenzhen and one in Hangzhou, to serve our stores located in the Pearl River Delta and the Yangtze River Delta regions, where we currently have a strong market presence and plan to open a significant number of new stores. Due to the economic challenges expected in 2009, we postponed our plan for the two distribution centers. The new distribution center in Shenzhen is expected to be completed in 2010 and upon completion, will replace our existing distribution center located in Shenzhen. The new distribution center in Hangzhou is further postponed to later than 2010.
Substantially all of our store space is leased from third parties. Our leases in respect of those properties generally have a five year term. As of December 31, 2008, 951 leases (covering an aggregate gross floor area of approximately 99,000 square meters, equivalent to approximately 26.4% of the total gross floor area of properties we occupied) will terminate within two years. We must negotiate with the landlords for an extension of the old leases or enter into new leases upon their termination, and our landlords may request a rent increase. Under applicable PRC law, we have priority over other potential lessees with respect to the leased store space on the same terms. Our community stores are normally relatively small in size and the facilities inside the store are easily movable. As a result, we do not expect our drugstore operations to be materially and adversely affected by any failure to renew or enter into new leases.
As of December 31, 2008, we had 2,740 leased properties with an aggregate gross floor area of 340,749 square meters. Approximately 18.0% of these leased properties had defects in their legal titles. Of all of the properties with defects in legal titles, 61,179 square meters were used as drugstores, equivalent to approximately 22.2% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds cannot be obtained from the relevant landlord; and (ii) the identity of the landlord as it appears on the relevant leasing contract does not match the identity of the registered owner as it appears on the property title deeds and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the former type of defects in title was 16,307 square meters, or approximately 5.9% of the total gross floor area of our drugstores and with the latter type of defects in title was approximately 44,872 square meters, or approximately 16.3% of the total gross floor area of our drugstores. In addition, 97,568 square meters, or approximately 28.6% of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations.

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
A. Operating Results
Overview
Since our inception in 1995, we have rapidly expanded our operations, through organic growth and selective acquisitions of drugstores in China. Our directly operated drugstores increased from 1,446 as of December 31, 2006, to 2,002 as of December 31, 2007 and 2,709 as of December 31, 2008. According to the China Drugstore Magazine, we had the highest revenue among all directly operated retail drugstore chains in China in 2006, 2007 and 2008.
We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo, Suzhou and Kunming, in terms of store count. Our revenue increased from RMB1,732.4 million in 2006, to RMB1,954.7 million in 2007 and to RMB2,396.6 million (US$351.3 million) in 2008 Our gross margin, which was calculated as the difference between our revenue and cost of goods sold as a percentage of our revenue, increased from 35.1% in 2006, to 44.1% in 2007 and to 47.5% in 2008.
In March, 2008, we completed the acquisition of all of the 68 drugstores (including inventory and store equipment) owned by Ningbo New Century Medical Ltd. for cash consideration of RMB31.7 million (US$4.6 million). In the same month, we completed the purchase of all 18 of Dongguan Hui Ren Tang Pharmaceutical Co. Ltd.’s directly operated chain drugstores in Dongguan City, Guangdong Province for a cash consideration of RMB2.3 million (US$0.3 million). In September, 2008, we completed the acquisition of all of the 40 drugstores (including inventory and store equipment) owned by Qingdao Kangjie Chain Drugstore Ltd. for cash consideration of RMB16.0 million (US$2.3 million). In October 2008, we completed the acquisition of 16 drugstores from Chengdu Ruihua Medical Ltd. for a consideration of RMB7.5 million (US$1.1 million).
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
Factors Affecting Our Results of Operations
We believe that the most significant factors that affect our results of operations are:
•	the size of the retail market of pharmaceutical products in China and changes in government regulations affecting the drugstore industry;
•	our ability to expand our drugstore network;

•	our ability to optimize product offerings and increase sales, including the sales of private label products;
•	our ability to control procurement cost and optimize product pricing; and
•	our ability to control operating expenses and achieve a high level of operating efficiency.
The Size of the Retail Market of Pharmaceutical Products in China and Changes in Government Regulations Affecting the Drugstore Industry
Our business and revenue growth depend on the size of the retail market of pharmaceutical products in China. Retail sales of pharmaceutical products in China have grown significantly in recent years. However, the recent global economic and financial market crisis has caused, among other things, lower customer spending across China, as well as the close down of factories and other businesses in the Pearl River Delta where a significant portion of our stores are located. As a result, sales at our stores located in these areas have declined and may continue to decline due to the emigration of customers from these areas to other regions in China in search of employment or as customers decrease their purchases of our products as a result of worries about economic conditions or reduced incomes. In the medium to long term, we believe that future growth in the Chinese drugstore industry will be driven by compelling industry fundamentals and favorable demographics. In particular, the increasing wealth and disposable income of Chinese people, an aging and more health conscious population and continued urbanization will contribute to the continued growth of the drugstore industry in China in the foreseeable future.
The drugstore industry in China is highly fragmented. As the largest retail drugstore chain in China based on the number of directly operated stores, we had the highest revenue among all directly operated retail drugstore chains in China in 2007 and 2008, according to China Drugstore Magazine. We believe there is a significant potential for our future growth.
Regulatory changes in China are expected to affect the growth of drug sales at retail drugstores. On one hand, beginning in 1998, reimbursements under the national medical insurance program have become available for purchases of medicines from designated retail pharmacies. In addition, the PRC government authorities have imposed additional restrictions on the advertisement of drugs in recent years, which we expect to increase drug manufacturers’ reliance on retail drugstores to build brand familiarity among the general public. Furthermore, regulations were passed in 2005 to encourage the separation of pharmacy functions from the medical services offered by hospitals. On the other hand, in 2008, the enforcement of a PRC regulation restricting drugstores from selling products with certain steroid ingredients had a negative impact on our revenue growth. We expect regulatory changes to continue to have significant impact on the growth of retail pharmacies, and thus the growth of drugstore chains like us in the long term.
As the largest retail drugstore chain in China with a proven track record of expansion, we believe that our extensive store network and operational expertise, strong brand name and expansion plan provide us with a strong platform and we are well-positioned to capture growth opportunities in China’s drugstore industry.
Our Ability to Manage the Effective Expansion of Our Drugstore Network
We earn our revenue primarily from the sale of products carried by our drugstores. Our ability to increase revenue is directly affected by the number of drugstores in our network and our revenue per drugstore. In recent years, we have expanded our retail network rapidly through both organic growth and acquisitions of stores. The following table sets forth certain information with respect to our stores for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
Number of stores at the beginning of the year	1,115	1,446	2,002
Number of stores at the end of the year	1,446	2,002	2,709

We believe that store location is an important factor driving our average store sales. Our goal is to establish stores in clusters in well-developed cities in China’s coastal and adjoining provinces. Within each major city, we aim to locate our stores in well-established residential communities. We plan to focus our near term expansion in our existing metropolitan markets, and in major cities where we have not had a presence and where we can leverage our existing distribution centers and other infrastructure. In 2008, in order to manage our store expansion more effectively and to improve the overall quality of store sales performance, we also closed a number of poorly performing stores, were more selective in acquiring new stores and slowed the pace of new store openings, as new stores generally incur high initial costs, but generate lower revenues during their first two years of operations.
For our drugstores that had been opened for at least 12 months at the beginning of each year, the average daily revenue per store decreased from RMB3,539 in 2007 to RMB3,509 (US$415.3) in 2008. The decline was mainly due to the fact that sales were affected by severe weather conditions including heavy snowstorms in the first quarter, severe rainstorm in the second quarter and government restricting drugstores from selling products with steroid ingredients during Olympic Games in the third quarter. We implemented a series measures to improve same store sales in the second half of the year. Same store refers to stores that have been in operation for more than one year.

	2007		2008
	Number of drugstores	Daily Average	Number of drugstores	Daily Average
	as of year end	Revenue per Store	as of year end	Revenue per Store
Opened prior to December 31, 2005	1,084	3,950	1,052	3,860
Opened in 2006	331	2,159	327	2,371
Same Store Sales (for stores opened prior to December 31, 2006	1,415	3,539	1,379	3,509
Our Ability to Optimize Product Offerings and Increase Sales, including Sales of Private Label Products
The following table sets out a breakdown of our revenue by product categories for the periods indicated:

	Year Ended December 31,
	2006		2007		2008
		% of		% of		% of
	RMB	Revenue	RMB	Revenue	RMB	Revenue
	(in thousands, except percentages)
Prescription drugs	410,953	23.7%	456,986	23.4%	516,042	21.5%
OTC drugs	623,276	36.0	696,651	35.6	863,624	36.1
Nutritional supplements	311,599	18.0	357,790	18.3	484,516	20.2
Herbal products	35,366	2.0	51,248	2.6	75,438	3.1
Other products(1)	351,239	20.3	392,008	20.1	457,022	19.1

Total	1,732,433	100.0%	1,954,683	100.0%	2,396,642	100.0%

(1)	Includes personal care, family care and convenience products.
Our ability to optimize product offerings is an important factor affecting our results of operations. By offering quality, choice and convenience to our customers, we are able to maintain and increase customer visits, store traffic and sales volume. As a result, it’s essential for us to balance the brand name products, which are popular among customers, and private label products, which generate higher margin. As a result, we continuously review and refine our product offerings to respond to changing demographics, lifestyles, habits and preferences of customers. We also seek to focus our product offerings on drugs that contain the ingredients that we believe, based upon our rigorous analysis of a large number of drugs available for sale in China, drive consumer demand. In 2009, we aim to improve our product range to increase sales volume and achieve more revenue contribution in a competitive market.

We generate a substantial portion of our revenue from sales of prescription drugs and OTC drugs. Sales of prescription drugs accounted for 21.5% of our revenue in 2008, while sales of OTC drugs accounted for 36.1% of our revenue in 2008. The proportion of revenue contribution from prescription drugs has decreased over the past three years mainly due to PRC government’s stricter enforcement of the requirement that prescription drugs can only be sold with valid prescriptions. The enforcement of this requirement is more beneficial to drugstores that are affiliated with hospitals. The decrease was also due to our focused efforts in growing sales of nutritional supplements, which normally generate higher gross margin than drugs. Going forward, we plan to continue to increase our offering of nutritional supplements, herbal products and personal care, family care and convenience products, which we believe increases customer visits to our stores by increasing the shopping convenience for our customers. We expect revenue from non-pharmaceutical products to increase at a faster pace compared to those of our pharmaceutical products in future periods.
Our private label products generally have higher margins than our other products, because we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and distributors’ profit margin in the traditional merchandise supply chain. We launched our first private label product in September 2005, and since then our private label portfolio has increased to 1455 products marketed using 128 private labels as of December 31, 2008, covering all categories of products we offer. The increase in private label product sales was a significant factor attributing to the increases in our gross margin since late 2005.
To develop our private label products, we have also obtained rights to use an aggregate of 546 additional trademarks, including 118 registered trademarks that we have obtained exclusive rights to use, 114 registered trademarks that we have obtained non-exclusive rights to use, and 314 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. In 2007 and 2008, private label products accounted for approximately 18.7% and 24.4% of our revenue, and 30.7% and 37.0% of our gross profit, respectively. Private label branding also gives us more freedom and flexibility in pricing and more control over product attributes and quality.
The following tables set forth certain information with respect to our private label products for the year ended December 31, 2008:

Private Label Revenue as % of Our Revenue

Prescription drugs	13.4%
OTC drugs	22.7%
Nutritional supplements	41.0%
Herbal products	10.4%
Others(1)	24.9%
Total(2)	24.4%

(1)	Includes personal care, family care and convenience products.

(2)	Certain private labels are used in multiple categories of products.
Our Ability to Control Procurement Cost and Optimize Product Pricing
Our cost of goods sold represents primarily our purchase cost of merchandise. No depreciation or amortization is included in our cost of goods sold because our business does not involve manufacturing, and the amount of property and equipment we use in acquiring, warehousing and transporting merchandise to our stores is limited and hence the related depreciation and amortization is immaterial. We plan to continue consolidating our procurement through centralized purchases from fewer suppliers, which we believe will enable us to procure goods on more favorable terms due to our enhanced bargaining position with our suppliers. We do not expect, however, to be dependent on any particular supplier, and expect to continue purchasing merchandise from a large number of suppliers in the foreseeable future. We currently source our merchandise from approximately 1,500 suppliers, including 646 manufacturers and 854 wholesalers. Among these 1,500 suppliers, approximately 930 of them supplied us with between one and three products. In 2008, 72% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 21.4% of our total purchases in 2008. The transaction value of purchases from our largest five suppliers accounted for 33.3% of our total purchases in 2008.

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
We purchase and sell certain merchandise from and to the Neptunus Group and its affiliates. In 2006, 2007 and 2008, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB75.6 million, RMB64.8 million and RMB130.4 million (US$19.1 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB5.6 million, RMB9.4 million and RMB 1 million (US$0.1 million), respectively. These transactions include prepayments of RMB 132.9 million (US$19.5 million) in April 2008 to the Neptunus Group for the procurement of merchandise. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Companies in Which a Major Shareholder Had Equity Interests.” In addition, we purchase certain merchandise from Yunnan Jianzhija Medical Ltd., an affiliated entity of our consolidated subsidiary Yunnan Nepstar. In 2006, 2007 and 2008, we purchased merchandise from Yunnan Jianzhija Medical Ltd. totaling RMB203.8 million, RMB230.9 million and RMB279.9 million (US$41.0 million), respectively, which represented 16.7%, 20.0% and 21.4% of our total purchases during each of these periods, respectively. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with an Affiliated Entity of Yunnan Nepstar.”
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
While carrying medicines subject to price controls generally increases customer traffic and sales of other products, these medicines also generally have lower margins compared to our other products. Since May 1998, the relevant PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products. The latest price reduction occurred in December 2007 and affected 47 different pharmaceutical products, eight of which are sold in our stores now. As of December 31, 2006, 2007 and 2008, 7.5%, 12.7% and 16.4% of the pharmaceutical products we offered were subject to price controls, respectively. In 2006, 2007 and 2008, approximately 3.1%, 4.9% and 4.0% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. The gradual increase in the number of pharmaceutical products we offered that were subject to price controls reflected the inclusion of more pharmaceutical products, especially popular pharmaceutical products, in China’s national medical insurance catalog. We expect that sales of pharmaceutical products that are subject to price controls as a percentage of our total revenue to increase in the future, which we expect to have a negative effect on our gross margin.

Our Ability to Control Operating Expenses and Achieve a High Level of Operating Efficiency
Our ability to control operating expenses and achieve a high level of operating efficiency is a key factor driving our results of operations. The following table sets forth our operating expenses as a percentage of our revenue for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
Sales, marketing and other operating expenses	29.9%	31.0%	37.5%
General and administrative expenses	3.6	3.9	4.2

Total operating expenses	33.5%	34.9%	41.7%

Our sales, marketing and other operating expenses primarily consist of salaries and benefits of our in-store pharmacists and other store and distribution center staff and rental and utility expenses of our stores and distribution centers. Sales, marketing and other operating expenses also include depreciation of leasehold improvements of our stores, distribution centers and store equipment as well as costs associated with organizing promotional and marketing activities. We expect our total sales, marketing and other operating expenses to increase as we hire additional in-store pharmacists and other store staff, lease additional stores, construct additional distribution centers and incur other additional costs in connection with the expansion of our store network. However, we plan to maintain our sales, marketing and other operating expenses in line with our growth in revenue.
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
Key factors affecting our operating expenses include the following:
•
The amount of time required to open new stores and for new stores to become profitable. The amount of time required for us to open new stores, measured from date of initial occupation to commencement date of operations, lengthened from an average of 35 days in 2007 to 47 days in 2008. The increase was mainly due to the fact that certain local governments are extending their processing days for granting licenses to drugstores. As part of our efforts to continue to reduce the amount of time for new stores to become profitable, we have developed uniform standards and streamlined our store operations through centralized management.

•
Sufficient Inventory Levels. We must maintain sufficient inventory levels to meet our customers’ needs on the one hand, and to guard against the risk of accumulating excess inventory on the other hand. Carrying excess inventory would increase our inventory holding costs, and failure to have sufficient inventory could cause us to lose customers, either of which could reduce our revenue and profitability. In 2006, 2007 and 2008, our inventory turnover days, calculated as the average of inventory at the beginning of the year and inventory at the end of the year, divided by cost of goods sold for the year and then multiplied by 365, was 81 days, 93 days and 96 days, respectively. The increases in inventory turnover days over the period were caused by higher inventory levels for some of our newly introduced private label products, as their initial sales volumes were small relative to the quantity of such products we had purchased to comply with the minimum quantity requirements by our suppliers. We expect our inventory turnover days to decrease as we continue to increase centralized procurement, increase our sales volume and upgrade our information management systems and logistic processes.

•
Warehousing and Distribution Costs. Our stores are supported by our national distribution center located near our headquarters in Shenzhen and 12 regional distribution centers serving our drugstores located in 76 cities across China. In addition, we rented space in Shenyang, Liaoning province in December 2008, to set up a new regional distribution center to support business growth in the nearby areas. The new distribution center in Shenyang is expected to be put into use by the middle of 2009. In order to improve logistic efficiencies, we are working to merge the regional distribution centers in Guangzhou and Shenzhen with the headquarters distribution center located in Shenzhen. The merge is expected to be completed by the middle of 2009. Due to the challenging operating environment we expect to face in 2009, we have postponed our original plan of building two new distribution centers, one in Shenzhen and one in Hangzhou, to serve our stores located in the Pearl River Delta and the Yangtze River Delta regions.

Seasonality
Our business is subject to seasonal variations in demand. In particular, traditional retail seasonality affects the sales of nutritional supplements, herbal products, personal and family care products, convenience products and certain drugs. Sales of our pharmaceutical products typically benefit in the fourth quarter from the winter cold season, and are lower in the first quarter of each year because the Chinese New Year holiday is in the first quarter of each year and our customers generally pay fewer visits to drugstores during this period. Sales of some health and beauty products are driven, to some extent, by seasonal purchasing patterns and seasonal product changes.
Taxation
The PRC Corporate Income Tax Law, or the CIT Law, provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, our listed entity itself does not have a place of business in the PRC. It is unclear whether PRC tax authorities would agree to treat us as a non-resident enterprise for PRC tax purposes.
Under the CIT Law and implementation regulations, PRC income tax at the rate of 20%, which is further reduced to 10% under the implementation rules, or applicable tax rate specified in a tax treaty is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. We derive substantially all of our revenue and income from our operations in China; therefore, as a “non-resident enterprise” for PRC tax purposes, dividends to be paid by our PRC subsidiaries to us will be subject to PRC income tax.
All of our operating subsidiaries, including the regional Nepstar companies, were incorporated in the PRC. As a result, except for certain subsidiaries, our operating subsidiaries were subject to the PRC enterprise income tax rate of 33% for periods prior to January 1, 2008. Certain subsidiaries and tax paying retail store entities located and conducting operations in the Shenzhen and Zhuhai Special Economic Zones and the Yunnan Province in the PRC, were subject to a preferential tax rate of 15%. Under the implementation rules of the CIT Law, companies that enjoyed preferential income tax rates prior to January 1, 2008 have a five-year period to transition to the 25% uniform tax rate. In particular, companies that were subject to a tax rate of 15% will be subject to tax rates of 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012, respectively. Accordingly, our operating subsidiaries and retail store entities in Shenzhen were subject to 15% and 18% income tax rate in 2007 and 2008, respectively, and will be subject to 20% income tax rate in 2009. Under the PRC policy to encourage development in Western China, Yunnan Nepstar may, subject to annual review by and approval of tax authority, enjoy an income tax rate of 15% until 2010. Our subsidiaries outside of Shenzhen and Yunnan are subject to the 25% uniform tax rate commencing on January 1, 2008.
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
When reading our financial statements, you should consider: (i) our critical accounting policies; (ii) the judgment and other uncertainties affecting the application of such policies; and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements. We have not made any material changes in the methodology used in these accounting policies during the past three years.
Realization of Deferred Income Tax Assets
We provide for deferred income taxes using the asset and liability method required by SFAS 109 “Accounting for Income Taxes”. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carryforwards. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
At each balance sheet date, we assess the need to establish a valuation allowance that reduces deferred tax assets when it is more likely than not that all, or some portion, of the deferred tax assets will not be realized. A valuation allowance would be based on all available information including but not limited to our assessment of uncertain tax positions, projections of future taxable income from each tax-paying entities within the period during which temporary differences reverse or before our tax loss carryforwards expire, the market environment in which these entities operates and any available tax planning strategies. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to the deferred tax assets. The deferred tax assets balance is analyzed regularly by management. Based on our historical operating results and forecasts of our future taxable income over the periods during which the tax loss can be utilized, we believe it is more likely than not we will not realize some portion of our deferred tax assets and therefore a valuation allowance of RMB24.6 million has been provided for as of December 31, 2008 in respect of primarily tax loss carryforwards that are not expected to be utilized before expiry. Projections of future taxable income incorporate several assumptions of future business and operations that are apt to differ from actual experience. If, in the future, our assumptions and estimates that resulted in our forecast of future taxable income for each tax-paying component prove to be incorrect, the valuation allowance against our deferred tax assets may be adjusted.
Share-Based Compensation
We account for share-based compensation in accordance with SFAS No. 123R, under which we are required to measure the fair value of employees share options on the date of the option grant, and recognize shared-based compensation expense in our consolidated statements of operations over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. In connection with the Pre-IPO Option Scheme, we granted 1,000,000 options, 6,680,000 options, and 1,000,000 options on August 30, 2005, March 20, 2006, and September 1, 2006, respectively. The exercise price was US$0.075 per share for options granted on August 30, 2005, US$0.75 per share for options granted on March 20, 2006 and September 1, 2006. With respect to the options granted on August 30, 2005, 25.0% of which vested immediately on the date of grant and the remaining 75.0% of the options shall vest over a three year period in 12 equal three-monthly installments. With respect to the options granted on March 20, 2006 and September 1, 2006, 25.0% of which vested immediately on the respective dates of grant and the remaining 75.0% of the options shall vest over a four year period in eight equal six-monthly installments.

Since none of our employee share options outstanding as of December 31, 2005 and 2006 were exercisable until the consummation of a qualified initial public offering, and we believed that achievement of such performance condition was not probable prior to consummation of a qualified initial public offering, given the level of uncertainty and the fact that such event was, at least partly, outside of our control, no share-based compensation expenses were recorded in 2005 and 2006 in accordance with SFAS No. 123R. We recorded share-based compensation expense for these options of RMB8.3 million in the year ended December 31, 2007 as the qualified initial public offering performance condition was met. The recognized share-based compensation expenses were allocated to sales, marketing and other expenses and general and administrative expenses in the amounts in the amounts of RMB1.8 million and RMB6.5 million, respectively. We recorded share-based compensation expense for these options of RMB1.8 million in the year ended December 31, 2008. The recognized share-based compensation expenses were allocated to sales, marketing and other expenses and general and administrative expenses in the amounts in the amounts of RMB0.5 million and RMB1.3 million, respectively. As of December 31, 2008, we had unrecognized share-based compensation expense of RMB0.2 million related to unvested options issued under the Pre-IPO Scheme which is expected to be recognized over a weighted average period of six months.
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

	Awards	Awards	Awards
	granted on	granted on	granted on
	August 30,	March 20,	September 1,
	2005	2006	2006
Expected dividend yield	0%	0%	0%
Expected volatility	39.17%	36.80%	35.19%
Risk-free interest rate	4.69%	5.26%	5.27%
Expected life (in years)	4.85	4.59	4.30
Estimated fair value of underlying ordinary shares (US$ per share)	0.46	0.49	0.57
On June 30, 2007, our shareholders adopted the 2007 Share Incentive Plan (the “2007 Plan”).The 2007 Plan authorizes us to issue up to 8,680,000 shares of our ordinary shares in the form of share options, share appreciation rights and other share-based awards to its employees, directors or consultants. Under the 2007 Plan, the exercise price of the option shall not be less than the fair market value of our ordinary share on the date of grant.
In November 2007, we granted 200,000 shares options with a grant date fair value of approximately US$2.86 per option or US$573 (RMB4,250) in aggregate, to four newly appointed independent directors. The exercise price of such options is US$8.10 per share, which was equal to the initial public offering price of our ordinary shares. The share options vest and become exercisable in three equal annual installments on the first, second and third of the anniversaries of the date of grant. The share options shall expire on the tenth anniversary of the date of grant.
In connection with the share options granted in November, 2007, the exercise price of which is the same as our initial public offering price, we recorded share-based compensation expense of RMB0.4 million and RMB2.3 million in general and administrative expenses in the year ended December 31, 2007 and 2008, respectively. As of December 31, 2008, we had unrecognized compensation expense of RMB1.6 million related to such unvested share options which is expected to be recognized over a weighted average period of 1.4 years.

The fair value of the options granted under the 2007 share incentive plan was determined using the binomial option pricing model based on following assumptions at the date of grant:

Expected dividend yield	1.67%
Expected volatility	40.74%
Risk-free interest rate	4.23%
Expected life (in years)	3.8-5.8
Depreciation and Amortization
Our long-lived assets include property and equipment and intangible assets. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property and equipment (including the salvage values), and intangibles, in order to determine the amount of depreciation and amortization expenses to be recorded during any reporting period. We amortize leasehold improvements of our retail drugstores and other business premises over the shorter of five years or lease term. A majority of our leases have a five-year term. We estimate the useful lives of our other property and equipment at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological and other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we may shorten the useful lives assigned to these assets as appropriate, which will result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives and salvage values in 2006, 2007 and 2008.
Impairment of Long-Lived Assets
We evaluate long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to the estimated undiscounted future cash flow expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. We recognized no impairment charges on our long-lived assets in 2006, 2007 and 2008.
Impairment of Goodwill
Our goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in the business combinations completed in 2008. We evaluate goodwill at least annually for impairment, and more frequently if events and circumstances indicate that it might be impaired. We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. A reporting unit for this purpose consists of stores established through organic growth and /or purchased stores operating in nearby geographical location. The first step of the impairment test involves comparing the fair value of our reporting unit with the reporting unit’s carrying amount, including goodwill. Secondly, if the carrying amount of the reporting unit exceeds its fair value, we then recognize an impairment loss for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. We determine the implied fair value by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with Statement of Financial Accounting Standards No.141 “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. We determine fair value of the reporting unit using a discounted cash flow analysis, which requires significant judgment relating to forecast of revenues, operating costs and applicable discount rates so it contains uncertainty. These forecasts can be affected by a number of factors including, but not limited to, general economic conditions, efforts of third party organizations to reduce their product costs, the continued efforts of competitors to gain market share and consumer spending patterns. We use all readily available information and consider historical trends in determining the amount that is considered to be reasonable approximation of revenues and operating costs for the forecast periods. We have not recognized any goodwill impairment loss in 2008.
Inventories
Our inventories are stated at the lower of cost, determined under the weighted average cost method, or market value. Our inventories are not subject to significant risk of obsolescence. We manage our inventory level based on historical sales trends, forecasted customer demand and lead time in supplier delivery. We identify inventories of medicine products which have remaining shelf life of six months or less, which under the terms of our purchase agreements, can be returned to the suppliers in exchange for new batches of products. Our inventory write-downs due to shrinkage losses and damaged merchandise in 2006, 2007 and 2008 were RMB2.8 million, RMB4.1 million and RMB13.5 million (US$2.0 million), respectively.

Results of Operations
The following table sets forth a summary of our statements of operations for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2006		2007		2008
		% of		% of		% of
	RMB	Revenue	RMB	Revenue	RMB	Revenue
	(In thousands, except percentages and per share data)
Revenue	1,732,433	100.0%	1,954,683	100.0%	2,396,642	100.0%
Cost of goods sold	(1,124,221)	(64.9)	(1,092,011)	(55.8)	(1,257,752)	(52.5)

Gross profit	608,212	35.1	862,672	44.1	1,138,890	47.5
Operating expenses:
Sales, marketing and other operating expenses(1)	(517,047)	(29.9)	(606,340)	(31.0)	(898,019)	(37.5)
General and administrative expenses(1)	(62,556)	(3.6)	(75,514)	(3.9)	(99,495)	(4.2)

Income from operations	28,609	1.6	180,818	9.3	141,376	5.9
Net interest income(2)	1,020	0.1	10,552	0.5	121,557	5.1
Dividend income from cost method investments	1,006	0.1	1,077	0.1	1,116	0.1
Other income	—	—	—	—	113	—
Income tax expense	(12,705)	(0.7)	(36,354)	(1.9)	(64,922)	(2.7)
Minority interests	(4,328)	(0.3)	(7,928)	(0.4)	(6,494)	(0.3)

Net income	13,602	0.8	148,165	7.6	192,746	8.1
Accretion to Series A redeemable convertible preferred shares redemption value	(16,592)	(1.0)	(15,135)	(0.8)	—	—

Net (loss)/income attributable to ordinary shareholders	(2,990)	(0.2)%	133,030	6.8%	192,746	8.1%

Earnings / (loss) per ordinary share
Basic	(0.03)		0.80		0.90
Diluted	(0.03)		0.80		0.88

(1)
The sales, marketing and other operating expenses and the general and administrative expenses in 2007 include share-based compensation expenses of RMB1.8 million (US$0.3 million) and RMB6.9 million (US$0.9 million), respectively, that were realized upon completion of our initial public offering in 2007. The sales, marketing and other operating expenses and the general and administrative expenses in 2008 include share-based compensation expenses of RMB0.5 million (US$0.1 million) and RMB3.7 million (US$0.5 million), respectively.

(2)	Net interest income includes “interest income” and “interest expense” set forth in our consolidated financial statements included elsewhere in this annual report.

Comparison of Years Ended December 31, 2007 and December 31, 2008
Revenue. Our revenue increased by 22.6% to RMB2,396.6 million (US$351.3 million) in 2008 from RMB1,954.7 million in 2007. This increase was primarily due to higher sales of products we carry as a result of the continued increase in the number of our drugstores. The number of our directly operated drugstores increased to 2,709 as of December 31, 2008 from 2,002 as of December 31, 2007. For our drugstores that had been opened for at least 12 months at the beginning of each year, the average daily revenue per store decreased from RMB3,947 in 2007 and to RMB3,509 (US$415.3) in 2008. The decline was mainly due to the fact that sales were affected by severe weather conditions including heavy snowstorms in the first quarter, severe rainstorm in the second quarter and government restricting drugstores from selling products with steroid ingredients during Olympic Games in the third quarter of 2008. We implemented a series measures to improve sales in our drugstores in the second half of the year. Also the revenue growth by the stores opened in 2006 offset the moderate declines experienced by stores opened prior to year end of 2005.We generated a substantial portion of our revenue from sales of prescription drugs and OTC drugs in both 2007 and 2008. Sales of OTC drugs accounted for 35.6% and 36.1% of our revenue in 2007 and 2008, respectively, and sales of prescription drugs accounted for 23.4% and 21.5% of our revenue in 2007 and 2008, respectively. The proportion of revenue contribution from prescription drugs has decreased over the past three years mainly due to PRC government’s stricter enforcement of the requirement that prescription drugs can only be sold with valid prescriptions. The enforcement of this requirement is more beneficial to drugstores that are affiliated with hospitals. The decrease was also due to our focused efforts in growing sales of nutritional supplements, which normally generate higher gross margin than drugs. Sales of nutritional supplements accounted for 18.3% and 20.2% of our revenue in 2007 and 2008, respectively. The growing contribution of sales of nutritional supplements to revenue was largely due to our effort in improving the sales skills of our floor staff through trainings in their knowledge of nutritional supplements. Going forward, we plan to continue to increase our offering of nutritional supplements, herbal products and personal care, family care and convenience products, which we believe will increase customer visits to our stores by increasing the shopping convenience for our customers. We expect revenue from non-pharmaceutical products to increase at a faster pace compared to those of our pharmaceutical products in future periods.
Gross Profit. Our gross profit increased by 32.0% to RMB1,138.9 million (US$166.9 million) in 2008 from RMB862.7 million in 2007. Our gross margin increased to 47.5% in 2008 from 44.1% in 2007. The increase in our gross margin was primarily due to an increase in private label product sales and centrally procured product sales as a percentage of our revenue. In 2008, private label products accounted for 24.4% of our revenue and 37.0% of our gross profit. In comparison, in 2007 private label products accounted for 18.7% of our revenue and 30.7% of our gross profit. Private label products generally command higher margins than their third party branded equivalents as we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and distributors’ profit margin in the traditional merchandise supply chain. The increase of our gross margin was also a result of our refined product selection, which included a higher percentage of high gross margin products, as well as better pricing terms from suppliers as result of our continued centralization of procurement and increased economies of scale realized by our larger network of retail stores. We expect our gross margin to stabilize or to decline slightly in the near term as we are focusing on bringing up our stores’ customer visits through more competitive pricing and through increasing our offerings of non-pharmaceutical products, which is expected to generate lower gross margin compared to pharmaceutical products.
Operating Expenses. Our operating expenses increased by 46.3% to RMB997.5 million (US$146.2 million) in 2008 from RMB681.9 million in 2007. Operating expenses as a percentage of our revenue increased to 41.7% in 2008 from 34.9% in 2007.
•
Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 48.1% to RMB898.0 million (US$131.6 million) in 2008 from RMB606.3 million in 2007. This increase was primarily due to increased salaries and bonus payments in connection with increased headcount as a result of our continued expansion. Sales, marketing and other operating expenses as a percentage of our revenue increased to 37.5% in 2008 from 31.0% in 2007. This increase was mainly due to increased salary, rental and utility costs, along with the overall higher inflation rate in China in the first three quarters of 2008. The high expense ratio was also due to an increase in the proportion of newly opened stores in our store base, which, compared to mature stores, generally generate lower revenue but incur similar or higher rental and labor costs. In 2008, we added 707 stores and recruited a number of new staff to operate these stores. Our new staff typically need three months on job trainings in existing stores before they could start to work in new stores, which resulted in high level of head count per store during 2008 with the peak of 6.7 people in the third quarter. Salaries and bonuses paid to our in-store pharmacists and other store and distribution center staff increased by 57.9% to RMB415.5million (US$60.9 million) in 2008 from RMB263.2 million in 2007. We also incurred higher rental and utility expenses for our stores and distribution centers, and increased depreciation for store and distribution center leasehold improvements and store equipment as we opened additional stores and additional distribution centers to accommodate our growth. The increase in rental cost in 2008 was also due to the higher rental expenses for the new added stores and the approximately 20% increase in average rental expense for 280 existing stores upon renewal of the rental contracts. Rental and utility expenses for our stores and distribution centers increased by 50.4% to RMB360.0million (US$52.8 million) in 2008 from RMB239.4 million in 2007. Depreciation for store and distribution center leasehold improvements and store equipment increased by 32.4% to RMB55.4 million (US$8.1 million) in 2008 from RMB41.8 million in 2007. We expect our sales, marketing and other operation expenses will continue to grow as we keep on expanding our store network.

•
General and Administrative Expenses. Our general and administrative expenses increased by 31.8% to RMB99.5 million (US$14.6 million) in 2008 from RMB75.5 million in 2007. General and administrative expenses as a percentage of our revenue increased to 4.2% in 2008 from 3.9% in 2007. This increase was primarily due to additional administrative and compliance costs related to being a publicly listed company, mainly being professional services.

Income from Operations. As a result of the foregoing, our income from operations decreased to RMB141.3 million (US$20.7 million) in 2008 from RMB180.8 million in 2007. Our operating margin decreased to 5.9% in 2008 compared to 9.3% in 2007.
Net Interest Income. Our net interest income increased significantly to RMB121.6 million (US$17.8 million) in 2008 from RMB10.6 million in 2007. This increase was principally a result of the interest income on the cash raised in our initial public offering. We have deposited significant amount of proceeds from our initial public offering with various domestic banks, enrolling in their various wealth management programs, which provide guarantee of principal amounts and higher returns compared to ordinary bank deposits. Such investments are accounted for as held-to-maturity investment securities in our financial statements. The average balance of our cash in interest-bearing savings accounts increased to RMB1,783.4 million (US$261.4 million) in 2008 from RMB426.1 million in 2007. We expect our net interest income to decrease significantly in 2009 compared to that in 2008 due to the low interest rate environment and our reduced cash balance resulting from the payment of a cash dividend of US$0.35 per ADS on or around May 18, 2009, to shareholders of record as of the close of business on April 16, 2009.
Dividend Income from Cost Method Investments. Dividends received from our investments in companies accounted for under the cost method remained stable at RMB1.1 million (US$0.2 million) for years ended December 31, 2007 and 2008.
Income Tax Expense. Our income tax expense increased to RMB64.9 million (US$9.5 million) in 2008 from RMB36.4 million in 2007. Our effective tax rate increased from 18.9% in 2007 to 24.6% in 2008. The increase of our effective tax rate in 2008 was primarily due to higher tax rates that certain of our subsidiaries becoming subject to under the new PRC corporate income tax law, the recognition of withholding taxes related to profit distribution from our PRC subsidiaries to the Cayman Islands holding company, and an increase in the deferred tax asset valuation allowance for tax loss carry forwards, the benefits of which we currently do not expect to be realizable. The valuation allowance on deferred tax assets increased by RMB10.2 million for the year ended December 31, 2008 whereas there was a RMB1.0 million decrease for the year ended December 31, 2007.
Minority Interests. Our minority interests decreased to RMB6.5 million (US$1.0 million) in 2008 from RMB7.9 million in 2007. This decrease was mainly due to a decrease of Yunnan Nepstar’s after-tax profit attributable to minority shareholders.
Net Income. As a result of the foregoing, our net income increased to RMB192.7 million (US$28.3 million) in 2008 from RMB148.2 million in 2007.

Comparison of Years Ended December 31, 2006 and December 31, 2007
Revenue. Our revenue increased by 12.8% to RMB1,954.7 million in 2007 from RMB1,732.4 million in 2006. This increase was primarily due to higher sales of products we carry as a result of the continued increase in the number of our drugstores. The number of our directly operated drugstores increased to 2,002 as of December 31, 2007 from 1,446 as of December 31, 2006. Our average daily revenue per store for drugstores opened for at least 12 months at the beginning of each year decreased to RMB3,947 in 2007 from RMB4,586 in 2006. The decrease was primarily due to changes in product portfolio and our continued opening of stores at new locations in 2007, which resulted in an increasing proportion of stores that had been opened for less than 24 months. Generally, it takes approximately three years for sales growth of a new store to approach maturity, and the high proportion of stores that had not yet reached maturity lowered the average daily revenue per store.
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
Gross Profit. Our gross profit increased by 41.8% to RMB862.7 million in 2007 from RMB608.2 million in 2006. Our gross margin increased to 44.1% in 2007 from 35.1% in 2006. The increase in our gross margin was primarily due to an increase in private label product sales and centrally procured product sales as a percentage of our revenue. In 2007, private label products accounted for 18.7% of our revenue and 30.7% of our gross profit. Private label products generally command higher margins than their third party branded equivalents. This is because we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and distributors’ profit margin in the traditional merchandise supply chain. The increase of our gross margin was also a result of our refined product selection, which included a higher percentage of high gross margin products, as well as better pricing terms from suppliers as result of our continued centralization of procurement and increased economies of scale realized by our larger network of retail stores.
Operating Expenses. Our operating expenses increased by 17.6% to RMB681.9 million in 2007 from RMB579.6 million in 2006. Operating expenses as a percentage of our revenue increased to 34.9% in 2007 from 33.5% in 2006.
•
Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 17.3% to RMB606.3 million in 2007 from RMB517.0 million in 2006. This increase was primarily due to increased salaries and bonus payments in connection with increased headcount as a result of the continued expansion of our drugstores. Salaries and bonuses paid to our in-store pharmacists and other store and distribution center staff increased by 25.8% to RMB263.2 million in 2007 from RMB209.3 million in 2006. The increase in sales, marketing and other operating expenses was also due largely to higher rental and utility expenses for our stores and distribution centers, and increased depreciation for store and distribution center leasehold improvements and store equipment as we opened additional stores and additional distribution centers to accommodate our growth. Rental and utility expenses for our stores and distribution centers increased by 17.2% to RMB239.4 million in 2007 from RMB204.2 million in 2006. Depreciation for store and distribution center leasehold improvements and store equipment increased by 5.6% to RMB41.8 million in 2007 from RMB39.6 million in 2006. Sales, marketing and other operating expenses as a percentage of our revenue increased to 31.0% in 2007 from 29.8% in 2006. This increase was primarily due to our continued opening of stores at new locations, which typically require a period of time to develop customer base and generate sufficient revenue to become profitable, and increased sales of private label products, which generally have lower sales prices than the equivalent third party branded products.

•
General and Administrative Expenses. Our general and administrative expenses increased by 20.7% to RMB75.5 million in 2007 from RMB62.6 million in 2006. This increase was primarily due to the recognition of RMB6.9 million share based compensation expenses upon completion of our initial public offering and an increase of RMB6.6 million on audit and audit related fees. General and administrative expenses as a percentage of our revenue increased to 3.9% in 2007 from 3.6% in 2006.

Income from Operations. As a result of the foregoing, our income from operations increased significantly to RMB180.8 million in 2007 from RMB28.6 million in 2006. Our operating margin increased to 9.3% in 2007 compared to 1.6% in 2006.
Net Interest Income. Our net interest income increased significantly to RMB10.6 million in 2007 from RMB1.0 million in 2006. This increase was principally a result of the interest income on the cash raised in our initial public offering. The average balance of our cash in interest-bearing savings accounts increased to RMB426.1 million in 2007 from RMB93.8 million in 2006.
Dividend Income from Cost Method Investments. Dividend income from our investments in companies accounted for under cost method increased to RMB1.1 million in 2007 from RMB1.0 million in 2006.
Income Tax Expenses. Our income tax expense increased to RMB36.4 million in 2007 from RMB12.7 million in 2006. Our effective tax rate decreased from 41.5% in 2006 to 18.9% in 2007. The decrease of our effective tax rate in 2007 was primarily due to a decrease in the effect of non-tax deductible staff costs and rental expenses. The decrease of our effective tax rate was also due to the magnitude of increase in valuation allowance in 2006 against certain deferred tax assets that we did not expect the benefits to be realizable. We did not experience such increase in valuation allowance in 2007. The above effects were partially offset by lower proportion of our PRC subsidiaries’ profits being subject to favorable tax rates in 2007. The valuation allowance on deferred tax assets decreased by RMB1.0 million for the year ended December 31, 2007 whereas there was a RMB5.6 million increase for the year ended December 31, 2006.
Minority Interests. Our minority interests increased to RMB7.9 million in 2007 from RMB4.3 million in 2006. This increase was mainly due to an increase of Yunnan Nepstar’s after-tax profit attributable to minority shareholders.
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
Net (Loss)/Income Attributable to Ordinary Shareholders. As a result of the foregoing, we had a net income attributable to ordinary shareholders of RMB133.0 million in 2007 compared to a net loss of RMB3.0 million in 2006.
B. Liquidity and Capital Resources
Liquidity and Capital Resources
The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	43,109	171,057	66,269	9,713
Net cash used in investing activities	(74,355)	(666,284)	(1,671,009)	(244,926)
Net cash provided by/(used in) financing activities	3,490	2,618,831	(206,955)	(30,334)
Net (decrease)/increase in cash	(27,855)	2,085,915	(1,816,027)	(266,182)
Cash and cash equivalents at end of the year	82,996	2,168,911	352,884	51,724

In 2006, 2007 and 2008, we were able to finance a significant portion of our operations and capital investments from our cash flows from operations. We did not rely on bank debt or other form of borrowings to finance our operations and drugstore network expansion. As of December 31, 2008, we had RMB352.9 million (US$51.7 million) cash and cash equivalents. In addition, we have deposited significant amount of proceeds from our initial public offering with various domestic banks, enrolling in their various wealth management programs, which provide guarantee of principal amounts and higher returns compared to ordinary bank deposits. Such deposits are carried as held-to-maturity investment securities in our financial statements. As of December 31, 2008, our cash, cash equivalents and other bank deposits amounted to RMB1,197.9 million (US$175.6 million).
We expect to continue to generate positive operating cash flow in 2009. We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.
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
Operating Activities
Net cash provided by operating activities decreased to RMB66.3 million (US$9.7 million) in 2008 from RMB171.1 million in 2007, primarily due to a significant prepayment for purchase of merchandise paid to related parties in the second quarter of 2008, which resulted a negative net cash flows from operations of RMB105.1 million for the second quarter. Other than the second quarter, we reported positive operating cash flow between RMB46.0 million to RMB66.2 million for the rest of the three quarters. Also, our operating cash flow was negatively affected as we added more than 700 new stores in 2008. New stores normally generate much less revenue compared to matured stores while incur higher operating costs.
Net cash provided by operating activities increased to RMB171.1 million in 2007 from RMB43.1 million in 2006, primarily due to a significant increase in the amount of cash provided by the sale of merchandise.
Investing Activities
Net cash used in investing activities increased to RMB1,671.0 million (US$244.9 million) in 2008 from RMB666.3 million in 2007. The increase was due to increased investment in time deposits with original maturity over three months, investment in the 563 new stores and ERP system and acquisition of 144 stores through business combinations, using the proceeds from our initial public offering.
Net cash used in investing activities increased to RMB666.3 million in 2007 from RMB74.4 million in 2006. The increase was due to investment in 594 new stores opened in 2007 and the acquisition of RMB600 million held-to-maturity investment securities using the proceeds from our initial public offering.
Financing Activities
Net cash used in financing activities was RMB207.0 million (US$30.3 million) in 2008, which mainly consisted of payments for repurchases of our ADSs amounting to RMB116.4 million (US$ 17.1 million) and dividends payment of RMB86.7 million (US$ 12.7 million).

Net cash provided by financing activities increased to RMB2,618.8 million in 2007 from RMB3.5 million in 2006, as we received net proceeds of US$355.8 million from our initial public offering in 2007. Net cash provided by financing activities was RMB3.5 million in 2006, which mainly consisted of proceeds from short-term bank borrowing.
Capital Expenditures
In 2006, 2007 and 2008, our capital expenditures totaled RMB75.2 million, RMB68.4 million and RMB187.8 million (US$27.5 million), respectively. In the past, our capital expenditures were used primarily to open drugstores, acquire drugstores through business combinations, set up distribution centers and install and upgrade our information management systems. We estimate that our capital expenditures in 2009 will range from approximately RMB100 million to RMB200 million, which we plan to use to open new stores, acquire additional drugstores and implement our ERP system.
Inflation
In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the PRC National Bureau of Statistics, the change in Consumer Price Index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008 respectively.
Recently Issued Accounting Pronouncements
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised) “Business Combinations” and Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51”. SFAS No. 141(R) and SFAS No. 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS No. 141(R) will be applied to business combinations occurring after the effective date. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. Our management does not expect adoption of SFAS No. 160 to have a material impact on our consolidated financial statements.
In April 2008, the FASB issued FSP FAS No. 142-3 “Determination of the Useful Life of Intangible Assets”. FSP FAS No. 142-3 amends the guidance in FASB Statement No. 142 about estimating the useful lives of recognized intangible assets, and requires additional disclosure related to renewing or extending the terms of recognized intangible assets. In estimating the useful life of a recognized intangible asset, the FSP requires companies to consider their historical experience in renewing or extending similar arrangements together with the asset’s intended use, regardless of whether the arrangements have explicit renewal or extension provisions. In the absence of historical experience, companies should consider the assumptions market participants would use about renewal or extension consistent with the highest and best use of the asset. However, market participant assumptions should be adjusted for entity-specific factors. FSP FAS No. 142-3 is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Our management does not expect adoption of FSP FAS No. 142-3 to have a material impact on our consolidated financial statements.
In September 2006, the FASB issued SFAS No.157 “Fair Value Measurements”, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS No. 157 beginning on January 1, 2008, for fair value measurements of financial assets and liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statement on a recurring basis. FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. On January 1, 2009, we are required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. We are in the process of evaluating the impact, if any, of applying these provisions on our financial position and results of operations.

C. Research and Development
We do not make, and do not expect to make significant expenditures on research and development.
Intellectual Property
Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. Our company’s name, Nepstar, means “Neptunus & Star” in Chinese. The trademark “Neptunus,” or “Haiwang,” is owned by the Neptunus Group, and through a license agreement, we have obtained the non-exclusive right to use “Neptunus” for free so long as the trademark is valid. Haiwang was recognized as a “China Well-Known Trademark” by the SAIC in 2004. If the Neptunus Group believes that such well-known trademark is registered by a third party as its company name, and that such registration might result in confusion to the general public, it may apply to the relevant administrative authority for an injunction prohibiting such use and to compel the third party to cancel its registration. In addition, we have registered four trademarks in China, and are in the process of applying for five additional trademarks. Our trademarks include the Chinese characters for “Star” and related logos, and the Chinese characters “Jianzhijia.”
In addition to “Neptunus,” We have also obtained rights to use an aggregate of 546 additional trademarks, including 118 registered trademarks that we have obtained exclusive rights to use, 114 registered trademarks that we have obtained non-exclusive rights to use, and 314 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. Pursuant to the related license agreements, we obtained the exclusive right to use these trademarks for free during the period these trademarks are valid. We use these licensed trademarks to develop our private label products. As of December 31, 2008, we have developed 1455 private labels.
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

D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

	Contractual Obligations
	Less Than 1	1-3	3-5	More Than
	Year	Years	Years	5 Years	Total
	(In thousands of RMB)
Operating lease commitments	255,504	449,341	199,991	30,127	934,963
Capital commitments	14,351	—	—	—	14,351
Total	269,855	449,341	199,991	30,127	949,314
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
In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our growth strategies;
•	our future business development, financial condition and results of operations;
•	market acceptance of the merchandise we carry in our stores, especially our private label products;
•	our ability to identify and respond to changing customer preferences;
•	our ability to enhance and maintain our brand names;

•	our ability to achieve anticipated volume purchasing benefits;
•	our ability to establish effective advertising, marketing and promotional programs;
•	our ability to manage our supply chain and our distribution centers;
•	our ability to attract and retain a sufficient number of pharmacists for our stores;
•	our ability to manage our expansion of operations;
•	competition from other drugstore chains and independently operated drugstores;
•	the expected growth of the drugstore industry in China;
•	our ability to obtain permits and licenses to carry on our business; and
•	fluctuations in general economic and business conditions in China.
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of May 22, 2009.

Name	Age	Position/Title
Simin Zhang	47	Chairman of the Board of Directors
Jiannong Qian	47	Director and Co-Chief Executive Officer
Ian F. Wade	67	Co-Chief Executive Officer
Barry J. Buttifant	64	Independent Director (1)(2)(3)
Yongtu Long	66	Independent Director (3)
Stephanie Hui	36	Director
Alistair Eric MacCallum Laband	57	Independent Director (1)(2)(3)
Gary Siu Kwan Sik	41	Independent Director (1)(2)
William Weili Dai	46	Chief Financial Officer

(1)	Members of the audit committee.

(2)	Members of the compensation committee.

(3)	Members of the corporate governance and nominating committee.

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
Jiannong Qian has served as a director and chief executive officer since August 2006. He was the vice general manager of Wumart Stores, Inc. from 2005 to 2006. From 2003 to 2005, he was the vice president of OBI (China) Management System Co., Ltd., a subsidiary of OBI Heimwerkermaerkte AG, a German corporation. From 2002 to 2003, he was the assistant general manager of China Resources Vanguard Co., Ltd. From 1997 to 2001, he worked at Metro AG, where his last position was the manager of food purchasing department. From 1983 to 1987, he was a lecturer of Shanghai University of Finance and Economics. Mr. Qian received a bachelor’s degree in economics from Shandong University in 1983, a master’s degree in economics from University of Essen in Germany in 1992, and studied in the doctoral program in economics in University of Duisburg-Essen from 1992 to 1994.
Ian F. Wade has served as our co-chief executive officer since January 2009. He was the group managing director for 25 years at the A.S. Watson Group, or Watson, a Hong Kong based entity that has one of the largest and fastest growing global retail operations, with over 7,700 stores in 37 countries. Under his leadership, Watson opened 270 stores in China and 400 stores in Taiwan, and launched hypermarkets in China. In addition, Mr. Wade also managed Watson’s retail operations and private label businesses in many countries in Europe.
Barry J. Buttifant has been a director of our company since November 2007. He is a member of our audit committee, compensation committee, corporate governance and nominating committee. He is an independent non-executive director of Daiwa Associate Holdings Limited, Giordano International Limited and Alltronics Holdings Limited, each of which is a publicly listed company in Hong Kong. Mr. Buttifant also serves as a non-executive director of Global-Tech Advanced Innovations Inc., a NASDAQ company. In February 2009, Mr. Buttifant joined KLC Kennic Lui & Company, a professional accounting firm, as a Principal of the firm and Managing Director of KLC Transactions Limited. Prior joining KLC, Mr. Buttifant was the Executive Director — Finance of the Mission Hills Group (“MHG”) but became a Consultant to the Group in December 2008. Mr. Buttifant continues as a non-executive director of Hsin Chong Construction Group Ltd. (“HCCG”) and Synergis Holdings Limited (“Synergis”). Since December 2004, he was the managing director of Hsin Chong International Holdings Limited, a controlling shareholder of HCCG (which was acquired by MHG in November 2007) and Synergis (which was acquired by HCCG in September 2008). Mr. Buttifant was also an alternate director to both public companies. Mr. Buttifant was an operating partner of Baring Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited (“Wo Kee Hong”) from 2001 to 2002 and was the Advisor to the board of directors of Wo Kee Hong from November 2002 to April 2004. Prior to joining Wo Kee Hong, he was the managing director of IDT International Limited for over eight years and had worked for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in the capacity of finance director and managing director. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants, the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors.

Yongtu Long has been a director of our company since November 2007. Mr. Long is a member of our corporate governance and nominating committee. Mr. Long is the General Secretary of Boao Asian Forum and an independent director of China Life Insurance Company Limited, a PRC life insurance company listed on the Hong Kong Stock Exchange and the New York Stock Exchange. From 1997 to 2003, Mr. Long served as the vice minister and the chief negotiation representative of the PRC MOFTEC, now the PRC Ministry of Commerce, in charge of negotiations relating to China’s accession to the WTO and APEC affairs. From 1992 to 1997, Mr. Long served as the assistant minister, a director of International Trade and Economic Affairs and a director of International Communication in the PRC MOFTEC. Between 1980 and 1991, Mr. Long served as a senior officer at the regional project department of the United Nations Development Program, or the UNDP, the Deputy Representative of the UNDP Korean Delegate Office and the Deputy Director of China International Center for Economic and Technical Exchanges. Mr. Long is also the dean of School of International Relations and Public Affairs of Fudan University and a visiting professor of many renowned Chinese academic institutions, including Peking University and Tsinghua University. Mr. Long received a bachelor’s degree in British and American literature from Guizhou University in 1965 and studied at London School of Economics between 1973 and 1974. He was awarded an honorary doctorate of science (economics) by London School Economics in 2006. Mr. Long received a special award from the United Nations Secretary General for his outstanding contribution to the United Nations in October 2004.
Stephanie Hui has served as a director of our company since October 2004. She is a managing director of Goldman Sachs (Asia) L.L.C. Ms. Hui was with Goldman Sachs & Co. in New York from 1995 to 1997 and Goldman Sachs (Asia) L.L.C. in 1998. Ms. Hui rejoined Goldman Sachs (Asia) L.L.C. in 2000 after obtaining an MBA degree from Harvard Business School in 2000. Ms. Hui received a bachelor’s degree in biology from Harvard University in 1995.
Alistair Eric MacCallum Laband has been a director of our company since November 2007. Mr. Laband is a member of our audit committee, our compensation committee and corporate governance and nominating committee. Since late November 2008, Mr. Laband has been a Financial Consultant to CITIC Pacific Ltd, a company listed on the Hong Kong Stock Exchange. From 2003 to June 2007, he was a partner of PricewaterhouseCoopers, or PwC, Hong Kong/China and until March 2007, secretary of PwC Asia Region Board. From 2001 to 2002, he was a partner in charge of the Company Secretarial Services group of PwC’s Hong Kong office. From 1997 to 2001, he was finance/operations partner and a management board member of the Hong Kong office of Pricewaterhouse, or PW, and subsequently, the Hong Kong office of PwC. From 1997 to 1998, he was also in charge of the company secretarial and legal services group of PW’s Hong Kong office. Mr. Laband obtained a bachelor’s degree in law from the University of Cambridge in 1973 and a diploma in accountancy from the University of Strathclyde in 1976. Mr. Laband is a Chartered Accountant of the Institute of Chartered Accountants of Scotland and a Fellow of the Institute of Certified Public Accountants of Hong Kong.
Gary Siu Kwan Sik has been a director of our company since November 2007. Mr. Sik is a member of our audit committee and our compensation committee. Mr. Sik has more than fifteen years of experience in investment banking and finance. He has held senior positions with a number of major international investment banks, as well as a Hong Kong operation of a core securities and investment banking operation of a state-owned PRC bank, responsible for business development and regional business operations. Mr. Sik achieved first class honors in his Bachelor’s degree in engineering from Oxford University in 1989 and is a member of The Institute of Chartered Accountants in England and Wales. He is an independent non-executive director of China Glass Holdings Limited and Dawnrays Pharmaceutical (Holdings) Limited respectively, both companies are listed on the Stock Exchange of Hong Kong Limited. Mr. Sik is also an independent non-executive director of Simcere Pharmaceutical Group, a company listed on the New York Stock Exchange that manufactures and supplies branded generic pharmaceutical products for the China market.
William Weili Dai has served as our chief financial officer since January 2009. From 2006 to 2008, he was the chief financial officer of MicroPort Medical, a leading medical device company in China. From 1996 to 2006, he served as financial management positions for the China operations for three leading global companies, Mundipharma Pharmaceuticals, Boston Scientific and Case Corporation. He began his financial management career with Ford Motor Company in Michigan in 1993 as a financial analyst and later became the component department controller and then the assistant to the chief financial officer of Ford’s joint venture in China. Mr. Dai received a bachelor’s degree from Shanghai University in 1988 and an MBA degree from Michigan State University in 1993.
The address of our directors and executive officers is c/o China Nepstar Chain Drugstore Ltd., 6th Floor, Tower B, Xinnengyuan Building, Nanhai Road, Nanshan District, Shenzhen, Guangdong Province 518054, People’s Republic of China. No family relationship exists between any of our directors and executive officers.

B. Compensation of Directors and Executive Officers
Cash Compensation
In 2008, the aggregate cash compensation to our executive officers, including all the directors, was RMB4 million (US$0.6 million). For options granted to officers and directors, see “— Pre-IPO Share Option Scheme” and “— 2007 Share Incentive Plan.”
Pre-IPO Share Option Scheme
Our pre-IPO share option scheme was adopted by our shareholders on August 30, 2005 and amended and restated on March 20, 2006. The purpose of the scheme was to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company by providing incentives through the granting of options. Our board of directors believed that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.
Termination of Options. Options granted under the scheme must have specified terms set forth in an option agreement. The board of directors determines, in its absolute discretion, the period during which an option may be exercised, provided that such period shall not commence before the listing date on which dealings in our shares first commence on an approved stock exchange, including the New York Stock Exchange, nor be it longer than five years from the date on which our ADSs are first listed on the New York Stock Exchange, or the listing date. If the options are not exercised or purchased on the last day of the period of exercise, they will terminate.
Duration and Administration. Subject to earlier termination, our pre-IPO Share Option Scheme was valid and effective until the day immediately prior to the listing date. Thereafter, no further options ma be granted under the scheme, but the scheme will remain in full force with respect to the options granted before the listing date. Our pre-IPO share option scheme is administered by our board of directors. Subject to the terms of the scheme, our board of directors has the right to interpret the scheme, determine the persons who will be awarded options under the scheme and the number of shares to be issued under the scheme, to make such appropriate and equitable adjustments to the terms of options granted under the scheme, and to make any other decisions, determinations or regulations that it deems appropriate for the administration of the scheme. Our board of directors will determine the provisions, terms and conditions of each option in accordance with the scheme, including, but not limited to, the exercise price for an option, vesting schedule of options, forfeiture provisions, form of payment of exercise price and other applicable terms.
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
Amendment and Termination. The provisions of the scheme may be amended or altered in any respect by resolution of our board of directors, provided that such resolution includes the affirmative votes of at least one of the two directors appointed by the GS Funds, or by resolution in writing by all members of our board of directors, except that the certain provisions of the scheme may not be altered to the advantage of the potential participants in the scheme except with the prior approval of our shareholders in general meeting, provided that such approval includes the affirmative votes of members holding more than 50.0% in voting power of the issued and outstanding Series A redeemable convertible preferred shares, or by resolution in writing by all of our shareholders.
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

Our board of directors and shareholders authorized the issuance of up to 8,680,000 ordinary shares upon exercise of options granted under our pre-IPO share option scheme. On August 30, 2005, we granted options to purchase 1,000,000 ordinary shares to 296 of our senior management, key employees and other employees with an exercise price of US$0.075 per share. On March 20, 2006, we granted options to purchase 6,680,000 ordinary shares to 456 of our senior management, key employees and other employees with an exercise price of US$0.75 per share. On September 1, 2006, we granted options to purchase 1,000,000 ordinary shares to an executive officer with an exercise price of US$0.75 per share. The Pre-IPO share option scheme terminated after the completion of our initial public offering in November 2007. As of December 31, 2008, 3,936,636 ordinary share options granted under the pre-IPO share option scheme were exercised, options to purchase 40,186 ordinary shares were forfeited and options to purchase 4,703,178 ordinary shares were outstanding.
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
Option Exercise. The term of options granted under the 2007 share incentive plan may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.
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

In November 2007, we granted 200,000 options with a grant date fair value of approximately US$2.86 per option or RMB4.3 million in aggregate, to four newly appointed independent directors. The exercise price of such options is US$8.10 per share, which is equal to the initial public offering price of our ordinary shares. The options vest and become exercisable in three equal annual installments on the first, second and third of the anniversaries of the date of grant. The share options shall expire on the fifth anniversary of the date of grant. In January 5, 2009, we granted 600,000 options with a grant date fair value of approximately US$0.8 per option or RMB3.2 million in aggregate, to an executive officer. The exercise price of such options is US$2.40 per share. The options vest and become exercisable in three equal annual installments on the first, second and third of the anniversaries of the date of grant. The share options shall expire on the 10th anniversary of the date of grant.
C. Board Practices
Committees of the Board of Directors
Audit Committee
Our audit committee consists of Alistair Eric MacCallum Laband, Barry J. Buttifant and Gary Siu Kwan Sik, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. Laband is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that all members of our audit committee are “independent directors” within the meaning of NYSE Manual Section 303A(2) and will meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;
•	reviewing with our independent registered public accounting firm any audit issues or difficulties and management’s response;
•	reviewing and approving all proposed related-party transactions;
•	discussing the annual audited financial statements with management and our independent registered public accounting firm;
•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and
•	meeting separately and periodically with management, our internal auditor and independent registered public accounting firm.

Compensation Committee
Our compensation committee consists of Alistair Eric MacCallum Laband, Barry J. Buttifant and Gary Siu Kwan Sik. Our board of directors has determined that each member of the compensation committee is an “independent director” within the meaning of NYSE Manual Section 303A(2). Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. A co-chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
•	approving and overseeing the compensation package for our executive officers;
•	reviewing and making recommendations to our board of directors with respect to our compensation policies and the compensation of our directors; and
•
reviewing periodically and making recommendations to our board of directors regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee
Our corporate governance and nominating committee consists of Yongtu Long, Barry J. Buttifant and Alistair Eric MacCallum Laband. Our board of directors has determined that each member of the corporate governance and nominating committee is an “independent director” within the meaning of NYSE Manual Section 303A(2). The corporate governance and nominating committee assists our board of directors of directors in identifying individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:
•	identifying and recommending to our board of directors nominees for election or re-election to our board of directors, or for appointment to fill any vacancy of our board of directors;
•
reviewing annually with our board of directors the current composition of our board of directors in light of the characteristics of independence, age, skills, experience and availability of service to us;

•
advising our board of directors periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Our board of directors has adopted a code of business conduct and ethics, which is applicable to our senior executive and financial officers. Our code of business conduct and ethics has been filed as exhibits to our registration statement on Form F-1 (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007.
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

The functions and powers of our board of directors include, among others:
•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
•	issuing authorized but unissued shares and redeeming or purchasing outstanding shares of our company;
•	declaring dividends and other distributions;
•	appointing officers and determining the term of office of officers;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the transfer of shares of our company, including the registering of such shares in our share register.
Terms of Directors and Executive Officers
Our executive officers are elected by and serve at the discretion of our board of directors of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by special resolution or the unanimous written resolution of all shareholders or with cause by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director: (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.
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
Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Each of our executive officers has also agreed to disclose to us all inventions, designs and techniques resulted from work performed by him or her, and to assign us all right, title and interest of such inventions, designs and techniques. Moreover, each of our executive officers has agreed that during the term of his or her employment with us and three years thereafter: (i) not to serve, invest or assist in any business that competes with our business; and (ii) not to solicit any of our officers, directors, employees or agents.

D. Employees
We had 9,096, 14,282 and 17,188 employees as of December 31, 2006, 2007 and 2008, respectively. The following table sets forth the number of our employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2008:

	As of December 31, 2008
	Employees	Percentage
Non-pharmacist store staff	11,044	64.2%
Pharmacists	4,209	24.5%
Management	1,137	6.6%
Logistics	798	4.7%
Total	17,188	100.0%
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
We are required under PRC law to make contributions to our employee benefit plans including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. Our contributions are made based on specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses. The total amount of contributions we incurred for these employee benefit plans in 2006, 2007 and 2008, was RMB15.5 million, RMB18.3 million and RMB30.1 million (US4.4 million), respectively.
Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 22, 2009 by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Simin Zhang(2)	107,000,000	51.4
Jiannong Qian	*	*
Barry J. Buttifant	*	*
Yongtu Long	*	*
Alistair Eric MacCallum Laband	*	*
Gary Siu Kwan Sik	*	*
Stephanie Hui(3)	50,000,000	24.0
All directors and executive officers as a group	159,142,305	76.4
Principal Shareholders
China Neptunus Drugstore Holding Ltd.	107,000,000	51.4
GS Funds(4)	50,000,000	24.0
FrontPoint Partners LLC(5)	13,777,172	6.6

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person is based on 208,293,136 ordinary shares outstanding as of December 31, 2008 and additional shares issuable upon the exercise of the outstanding options held by such person within 60 days of this annual report.

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

(5)
Represents 13,777,172 ordinary shares held by FrontPoint Partners LLC. As set forth in its Schedule 13G filed with the SEC on February 17, 2009. FrontPoint Partners LLC is a Delaware limited liability company, with the principal business address at Two Greenwich Plaza, Greenwich, CT 06830.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of May 22, 2009, of the 207,164,736 issued and outstanding ordinary shares, 53,248,694 ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary of our ADSs. Approximately 26% of these ordinary shares were held in the United States.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees — Share Ownership.”
B. Related Party Transactions
After the completion of our initial public offering on November 9, 2007, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions since the beginning of 2006 up to the date of this annual report.

Transactions with Companies in Which a Major Shareholder Had Equity Interests
Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, Neptunus BVI, is the chairman of the board of directors and the controlling person of the Neptunus Group. We purchase and sell certain merchandise from the Neptunus Group and its affiliates. In 2006, 2007 and 2008, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB75.6 million, RMB64.8 million and RMB130.4 million (US$19.1 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB5.6 million, RMB4.5 million and RMB1.0 million (US$0.2 million), respectively. In connection with our purchases from Neptunus and its affiliates, we prepaid RMB132.9 million (US$19.5 million) in April 2008 to the Neptunus Group. These prepayments were made in exchange for 8% to 10% of rebate of procurement value on more than 100 types of national branded products procured from the two companies from June 2008 to December 2008. Mr. Zhang agreed to indemnify us against any damages incurred by us as a result of a breach of contract by the Neptunus Group. During 2008, we purchased merchandise of RMB62.6 million (US$9.2 million) and expect to use the remaining balance of the prepayments by end of 2009. Other than these prepayments, the payment terms offered by the Neptunus Group for the purchase of merchandise ranged from 60 to 90 days and amounts due from the Neptunus Group were due 90 days from the date of sale. As of December 31, 2008, RMB3.9 million (US$0.6 million) was due to the Neptunus Group in connection with our purchase of merchandise.
In November 2007, we entered into an agreement with an affiliate of Neptunus Group to purchase store properties for a total consideration of RMB3.1 million. The consideration was fully paid upon successful transfer of the properties’ legal title in March 2008.
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
Transactions with an Affiliated Entity of Yunnan Nepstar
We purchase certain merchandise from Yunnan Jianzhija Medical Ltd., an affiliated entity of our consolidated subsidiary Yunnan Nepstar. In 2006, 2007 and 2008, we purchased merchandise from Yunnan Jianzhija Medical Ltd. totaling RMB203.8 million, RMB230.9 million and RMB279.9 million (US$41.0 million), respectively, which represented 16.7%, 20.0% and 21.4% of our total purchases during each of these periods, respectively. The payment terms offered by Yunnan Jianzhija Medical Ltd., for the purchase of merchandise ranged from 60 to 90 days. As of December 31, 2008, RMB60.3 million (US$8.8 million) was due to the Yunnan Jianzhija Medical Ltd., in connection with our purchase of merchandise and amounts related to expenses paid by us on behalf of Yunnan Jianzhija Medical Ltd., was RMB2.5 million (US$0.4 million).
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

•
Nepstar Pharmaceutical, in its sole discretion, has an exclusive option to require each of Nepstar IT Service and Nepstar Management Consulting to sell to Nepstar Pharmaceutical or its designated persons all or part of their equity interests in the regional Nepstar companies, when and to the extent permitted by PRC law, at a price equal to the respective purchase price initially paid by Nepstar IT Service and Nepstar Management Consulting, subject to any requirements under applicable PRC laws, rules and regulations. The same provision is also contained in the equity pledge agreements described below; and

•
Nepstar Pharmaceutical, in its sole discretion, has an exclusive option to require the respective shareholders of Nepstar IT Service and Nepstar Management Consulting to sell to Nepstar Pharmaceutical or its designated persons all or part of the equity interests in Nepstar IT Service and Nepstar Management Consulting owned by such shareholders, when and to the extent permitted by PRC law, at a price equal to the registered capital of Nepstar IT Service and Nepstar Management Consulting, respectively, as represented by the purchased equity interest, subject to any requirements under applicable PRC laws, rules and regulations. The same provision is also contained in the equity pledge agreements described below.

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

Equity Incentive Plan
See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers —Pre-IPO Share Option Scheme” and “— 2007 Share Incentive Plan.”
C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See Item 18 Financial Statements.
Legal and Administrative Proceedings
We are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.
Dividend Policy
Our board of directors has complete discretion on whether to pay dividends. On March 18, 2008, our board of directors approved a cash dividend on our ordinary share of US$0.06 per share, based on the net income for 2007. The cash dividend was paid on or around May 10, 2008, to shareholders of record as of the close of business on April 10, 2008. On March 13, 2009, our board of directors approved a cash dividend of US$0.35 per ADS. The cash dividend is payable on or around May 18, 2009, to shareholders of record as of the close of business on April 16, 2009. The form, frequency and amount of any future dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, shareholders’ interests and other factors that our board of directors may deem relevant.
Our ability to pay dividends depends substantially on the payment of dividends to us by our consolidated PRC entities. In particular, each of our consolidated PRC entities may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to applicable PRC laws and regulations, 10% of after-tax profits of each of our consolidated PRC entities are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. As of December 31, 2008, the accumulated balance of our statutory reserve funds amounted to RMB37.8 million (US$5.5million) and the accumulated profits of our consolidated PRC entities that were available for dividend distribution amounted to RMB23.8 million (US$3.5 million). Our restricted reserves are not distributable as cash dividends. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Furthermore, if any of our subsidiaries and controlled affiliates incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.
If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
B.	Significant Changes
In April and May 2009, there have been outbreaks of highly pathogenic swine flue, caused by the H1N1 virus, in certain regions of the world, including parts of Asia. The swine flu has not had material impact on our business. However, if the situation deteriorates in China, we might experience a surge in sales in the initial stage of the crisis, followed by a subsequent drop in sales as a result of diminishing foot traffic to our stores. We may be unable to manage the increased sales effectively in the high sales season, and increases in inventory in anticipation of sales increase could negatively affect our cash flow.

ITEM 9. The Offer and Listing
A. Offer and Listing Details
Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.” The table below shows, for the periods indicated, the high and low closing prices on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on May 22, 2009 was US$5.23 per ADS.

	Market Price Per ADS
	High		Low
2007 (from November 9, 2007)	US$	20.50	US$	15.25
2008		16.50		2.87
Quarterly Highs and Lows
First quarter 2008		16.50		10.62
Second quarter 2008		13.79		8.24
Third quarter 2008		8.71		3.93
Fourth quarter 2008		5.28		2.87
First quarter 2009		5.08		3.25
Monthly Highs and Lows
November 2008		4.20		2.87
December 2008		5.28		3.91
January 2009		4.92		3.80
February 2009		4.10		3.47
March 2009		4.22		3.54
April 2009		5.44		4.07
May 2009 (through May 22)		6.23		4.98
B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.

B. Memorandum and Articles of Association
We incorporate by reference into this annual report the description of our second amended and restated memorandum of association contained in our registration statement on Form F-1 (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007.
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.
D. Exchange Controls
Pursuant to the Foreign Currency Administration Rules promulgated in 1996, as amended and various regulations issued by the SAFE, and other relevant PRC government authorities, the Renminbi is convertible without prior approval from SAFE only to the extent of current account items, such as trade-related receipts and payments, interest and dividends and after complying with certain procedural requirements. Capital account items, such as direct equity investments, loans and repatriation of investments, require the prior approval from the SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.
Payments for transactions that take place within the PRC must be made in Renminbi. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to limitations set by the SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into Renminbi.
Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or the SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, or PRC resident, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle, or overseas SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an overseas SPV, or engages in overseas financing after contributing assets or equity interests to an overseas SPV, such PRC resident shall register his or her interest in the overseas SPV and the change thereof with the local branch of the SAFE; and (iii) when the overseas SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. On May 29, 2007, the SAFE issued relevant guidance to its local branches for the implementation of the SAFE Circular No. 75. This guidance standardizes more specific and stringent supervision on the registration requirement relating to the SAFE Circular No. 75 and further requires PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to register with the SAFE.
Our beneficial owners who are PRC residents have registered with the local branch of the SAFE as required under SAFE Circular No. 75.
Under the Implementing Rules of Measures for the Administration of Individual Foreign Exchange, or the Implementation Rules, issued by the SAFE on January 5, 2007, PRC citizens who are granted shares or share options by an overseas listed company according to its share incentive plan are required, through a qualified PRC agent or the PRC subsidiary of such overseas listed company, to register with the SAFE and complete certain other procedures related to the share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company must be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or PRC option holders, have been subject to the Implementation Rules upon the listing of our ADSs on the New York Stock Exchange. If we or our PRC citizen employees fail to comply with these rules and regulations, we or our PRC optionees may be subject to fines and legal or administrative sanctions.

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
We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that, for 20 years from September 7, 2004:
•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income or gains or appreciations shall apply to us or our operations; and
•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our ordinary shares, debentures or other obligations.
People’s Republic of China Taxation
The PRC Corporate Income Tax Law, or the CIT Law, and the implementation regulations for the CIT Law issued by the PRC State Council, became effective as of January 1, 2008. The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise.
Under the CIT Law and implementation regulations, PRC income tax at the rate of 20%, which is further reduced to 10% under the implementation rules, or the applicable rate specified in a tax treaty is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to PRC income tax at the rate of 10% or at applicable tax rate specified in a tax treaty if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC income tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.
Certain United States Federal Income Tax Consequences
The following summary describes certain United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. This summary applies only to U.S. Holders (defined below) that are beneficial owners of ADSs or ordinary shares, that hold the ADSs or ordinary shares as capital assets and that have U.S. dollars as their functional currency. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	dealers in securities or currencies;
•	financial institutions;
•	insurance companies;
•	a regulated investment company;
•	a real estate investment trust;
•	broker dealers;
•	U.S. expatriates;
•	traders that elect to mark to market;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding ADSs or ordinary shares as part of a constructive sale, straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10.0% or more of our voting stock; or
•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities for U.S. federal income tax purposes.
For the purpose of this discussion, “U.S. Holders” refer to any holder of our ordinary shares or ADSs that is, for U.S. federal income tax purposes,
•	an individual citizen or resident of the United States;
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

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADR and the issuer of the security underlying the ADR may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the analysis of the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or intermediaries in the chain of ownership between the holder of an ADR and our company.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the discussion under “-Passive Foreign Investment Company” below, the gross amount of all our distributions to you (including amounts withheld to reflect any PRC withholding taxes) with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations.
With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs represented by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not represented by ADSs, currently meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.
Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year.
In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In that case, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met, although no assurances can be given in this regard. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend (as discussed above).
Taxation of Disposition of ADSs or Ordinary Shares
For U.S. federal income tax purposes, and subject to the discussion under “-Passive Foreign Investment Company” below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or shares, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.
Passive Foreign Investment Company
Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ended on December 31, 2008, although there can be no assurance in this regard. However, due to the volatility of the market price of our ADSs and ordinary shares in recent market conditions, we believe that we may be a PFIC for our current taxable year or that we may become one in the future. Under the Code, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. In addition, if it is determined that we own directly or indirectly 49.0%, but not the remaining 51.0%, of the equity interests in the regional Nepstar companies for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending on December 31, 2008, the current taxable year or in the future. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.
In general, we will be a PFIC for any taxable year in which:
•	at least 75% of our gross income for the taxable year is passive income, or
•	at least 50% of the value (determined based on a quarterly average) of our assets held during the taxable year is attributable to assets that produce or are held for the production of passive income.
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
If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount by value of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current U.S. tax law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only our ADSs and not our ordinary shares are listed on the New York Stock Exchange. Consequently, if you are a holder of ordinary shares that are not represented by the ADSs, you generally will not be eligible to make a mark-to-market election. If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in your income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
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
We use the Renminbi as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our subsidiaries is the Renminbi. All of our subsidiaries’ transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiaries existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of operations. The values of our company’s assets, liabilities and redeemable convertible preferred shares are translated into Renminbi in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, using the exchange rate on the balance sheet date. Revenues and expenses of our company are translated at average rates prevailing during the year. Gains and losses resulting from translation of our financial statements from U.S. dollars into Renminbi are recorded in other comprehensive loss within equity. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars received in our initial public offering into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2008, we had U.S. dollar denominated bank deposits of US$11.2 million. If there was a further 1.0% appreciation of Renminbi against the U.S. dollar, our cash balance would have been decreased by RMB0.8 million (US$0.1million), which would have resulted in an increase in the accumulated other comprehensive loss by such amount.
We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure in foreign exchange risk.
Interest Rate Risk
We have not been, nor do we anticipate being, exposed to material risks due to changes in interest rates. Our risk exposure to changes in interest rates relates primarily to the interest income generated by cash deposited in interest-bearing savings accounts. We did not have interest-bearing bank loan balance as of December 31, 2008. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge our interest risk exposure.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not Applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None of these events occurred in any of the years ended December 31, 2006, 2007 and 2008.
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
In 2008, we used the net proceeds received from our initial public offering as follows:
•	approximately RMB40.5 million to open new stores;
•	approximately RMB57.9 million for acquisitions; and
•	approximately RMB23.1 million to update our information management system and inventory control system.
As of December 31, 2008, our cash, cash equivalents and other bank deposits resources amounted to RMB1,197.9 million (US$175.6 million).
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures.
Under the supervision and with the participation of our management, including our co-chief executive officers and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on that evaluation, our co-chief executive officers and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.
Management’s Annual Report on Internal Control Over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by KPMG, an independent registered public accounting firm, as stated in their report dated May 15, 2009 appearing herein.
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of China Nepstar Chain Drugstore Ltd.:
We have audited China Nepstar Chain Drugstore Ltd.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Nepstar Chain Drugstore Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, China Nepstar Chain Drugstore Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity/(deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated May 15, 2009 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG
Hong Kong, China
May 15, 2009
Changes in Internal Controls
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officers, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to KPMG during the periods indicated below.

	For the Year Ended December 31,
	2006	2007	2008
	(in millions of RMB)
Audit Fees	—	5.0	9.0
Audit-related Fees(1)	—	16.3	—
Tax Fees	—	—	—
Other Fees(2)	—	0.4	1.5

(1)	Represents fees billed for services rendered in our initial public offering, including issuance of comfort letters.

(2)	Represents fees billed for internal control advisory services.

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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On August 26, 2008, our board of directors authorized a share repurchase program, under which we may repurchase up to US$40 million of worth of our issued and outstanding ADSs from the open market from time to time and before December 27, 2009. As of December 31, 2008, we have repurchased 8,081,000 of our ordinary shares in the form of ADSs for a total purchase price of approximately US$16.9 million. As of December 31, 2008, all of the purchased ordinary shares have been retired.
In 2009, we further repurchased an additional 1,128,400 ordinary shares in the form of ADSs for a total purchase price of approximately US$2.2 million. All of the repurchased shares have been retired. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. Any future repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Application of this Item does not apply until our annual report for the fiscal year ending December 31, 2009.
ITEM 16G. CORPORATE GOVERNANCE
We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing two ordinary shares, are listed on the New York Stock Exchange, or NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE.
•
The NYSE standards for domestic companies require that non-management directors meet at regularly scheduled executive sessions without management. Our non-management directors have not met in executive sessions without management, and there is no requirement under the laws of the Cayman Islands that our non-management directors meet in executive sessions.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The following financial statements are filed as part of this annual report together with the report of the independent registered public accounting firm:
•	Consolidated Balance Sheets as of December 31, 2007 and 2008
•	Consolidated Statements of Operations for the Years Ended December 31, 2006, 2007 and 2008

•	Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income for the Years Ended December 31, 2006, 2007 and 2008
•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2007 and 2008
•	Notes to the Consolidated Financial Statements
ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1
Second Amended and Restated Memorandum and Articles of Association of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

2.1
Specimen Certificate for Ordinary Shares of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

2.2
Form of American Depositary Receipt of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

2.3
Form of Deposit Agreement among China Nepstar Chain Drugstore Ltd., the depositary and Owners and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.1
Form of Indemnification Agreement with the directors of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.2
Form of Logistics Service and Information Technology Support Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.3
Form of Trade Name License Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.4
Form of Supply Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.5.1
Loan Agreements dated as of June 13, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Nepstar Information and Technology Service Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.7.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

Exhibit Number	Description of Document
4.5.2
Loan Agreements dated as of June 13, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.7.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.6.1
Form of Shareholders Agreement dated as of April 28, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd. and Nepstar Information and Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. with respect to each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.8.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.6.2
Commitment Letter dated as of August 21, 2007 from Feng Tu and Shenzhen Nepstar Management Consulting Co., Ltd. to Shenzhen Nepstar Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.8.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.6.3
Commitment Letter dated as of August 21, 2007 from Liping Zhou and Shenzhen Nepstar Information and Technology Co., Ltd. to Shenzhen Nepstar Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.8.3 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.7.1
Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Nepstar Information and Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.9.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.7.2
Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 10.9.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.8
Lease Agreement dated as of June 11, 2004 between Shenzhen Renbao Investment Real Estate Management Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding office space for the headquarters of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.9
Lease Agreement dated as of October 15, 2004 between Shenzhen Baodazhou Development Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding the national distribution center (Translation) (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.10
Lease Agreement dated as of December 16, 2005 between Shenzhen Baodazhou Development Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding the national distribution center (Translation) (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.11
Trademark License Agreement dated as of April 20, 2000 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Neptunus” (Translation) (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

Exhibit Number		Description of Document
4.12
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

8.1	*	List of Subsidiaries

11.1
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

12.1	*	Certification by the Co-Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	Certification by the Co-Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3	*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Certification by the Co-Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	Certification by the Co-Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3	*	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	*	Consent of Independent Registered Public Accounting Firm

*	Filed with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ Jiannong Qian
	Name:	Jiannong Qian
	Title:	Co-Chief Executive Officer

By:	/s/ Ian F. Wade
	Name:	Ian F. Wade
	Title:	Co-Chief Executive Officer
Date: May 26, 2009

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
China Nepstar Chain Drugstore Ltd.
We have audited the accompanying consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity/(deficit) and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Nepstar Chain Drugstore Ltd. and subsidiaries’ as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Nepstar Chain Drugstore Ltd.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 15, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
The accompanying consolidated financial statements as of and for the year ended December 31, 2008 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.
/s/ KPMG
Hong Kong, China
May 15, 2009

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008
(Amounts in thousands, except share and per share data)

		December 31,
	Note	2007	2008	2008
		RMB	RMB	USD
ASSETS
Current assets:
Cash, cash equivalents and other bank deposits	2(d),3	2,168,911	1,197,884	175,578
Held-to-maturity investment securities	4	600,000	641,000	93,954
Accounts receivable, net of allowance for doubtful accounts	5	54,753	88,136	12,918
Prepayments for purchase of merchandise paid to related parties	21	4,452	70,306	10,305
Amounts due from related parties	21	1,408	7,244	1,061
Prepaid expenses, deposits and other current assets	6	107,229	178,354	26,142
Inventories	7	285,307	373,689	54,773
Deferred income taxes	11	2,991	15,863	2,326

Total current assets		3,225,051	2,572,476	377,057

Long-term bank deposits	2(d),3	—	200,000	29,315
Held-to-maturity investment securities	4	—	400,000	58,630
Property and equipment, net	8	172,171	240,396	35,236
Deposits for purchases of properties paid to related parties	21	2,125	2,100	308
Rental deposits		22,167	28,873	4,232
Equity investments		12,638	12,638	1,852
Intangible assets, net	9	3,135	2,390	350
Goodwill	10	—	35,177	5,156
Deferred income taxes	11	1,254	4,723	692

TOTAL ASSETS		3,438,541	3,498,773	512,828

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		233,425	267,250	39,172
Amounts due to related parties	21	50,544	64,200	9,410
Accrued expenses and other payables	12	142,505	123,905	18,160
Income tax payable		37,958	35,344	5,181

Total current liabilities		464,432	490,699	71,923

Deferred income		—	14,992	2,197
Deferred income taxes	11	—	10,443	1,531

Total liabilities		464,432	516,134	75,651

Minority interests		18,964	23,165	3,395

Shareholders’ equity

Share capital — ordinary shares USD 0.0001 par value:
360,000,000 shares authorized; 213,077,944 shares issued and outstanding as of December 31, 2007;
360,000,000 shares authorized ; 208,293,136 shares issued and outstanding as of December 31, 2008	13	168	165	24
Additional paid-in capital	14	2,921,521	2,823,668	413,876
Accumulated other comprehensive loss		(37,957)	(38,009)	(5,571)
Retained earnings		71,413	173,650	25,453

Total shareholders’ equity		2,955,145	2,959,474	433,782

Commitments and contingencies	22

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY		3,438,541	3,498,773	512,828

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)

		Year ended December 31,
	Note	2006	2007	2008	2008
		RMB	RMB	RMB	USD

Revenue	17,21	1,732,433	1,954,683	2,396,642	351,285
Cost of goods sold		(1,124,221)	(1,092,011)	(1,257,752)	(184,354)

Gross profit		608,212	862,672	1,138,890	166,931
Sales, marketing and other operating expenses		(517,047)	(606,340)	(898,019)	(131,626)
General and administrative expenses		(62,556)	(75,514)	(99,495)	(14,583)

Income from operations		28,609	180,818	141,376	20,722

Interest income		1,085	10,703	121,557	17,817
Interest expense		(65)	(151)	—	—
Dividend income from cost method investments		1,006	1,077	1,116	164
Other income		—	—	113	17

Earnings before income tax expense and minority interests		30,635	192,447	264,162	38,720
Income tax expense	11	(12,705)	(36,354)	(64,922)	(9,516)

Income before minority interests		17,930	156,093	199,240	29,204
Minority interests		(4,328)	(7,928)	(6,494)	(952)

Net income		13,602	148,165	192,746	28,252

Accretion to Series A redeemable convertible preferred shares redemption value	15	(16,592)	(15,135)	—	—

Net (loss) / income attributable to ordinary shareholders		(2,990)	133,030	192,746	28,252

Earnings / (loss) per ordinary share:

Basic	20	(0.03)	0.80	0.90	0.13

Diluted	20	(0.03)	0.80	0.88	0.13

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY / (DEFICIT) AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except share and per share data)

				Accumulated	(Accumulated
	Ordinary shares		Additional	other	deficit) /	Total
	Number of	Par value	paid-in	comprehensive	retained	shareholders’	Comprehensive
	shares	amount	capital	loss	earnings	equity / (deficit)	income
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2006	115,000,000	95	76,209	(387)	(75,219)	698
Net income	—	—	—	—	13,602	13,602	13,602
Accretion to Series A redeemable convertible preferred shares redemption value (note 15)	—	—	(16,592)	—	—	(16,592)
Foreign currency translation adjustment net of tax effect of nil	—	—	—	(100)	—	(100)	(100)

Comprehensive income							13,502

Balance as of December 31, 2006	115,000,000	95	59,617	(487)	(61,617)	(2,392)

Net income	—	—	—	—	148,165	148,165	148,165
Accretion to Series A redeemable convertible preferred shares redemption value (note 15)	—	—	—	—	(15,135)	(15,135)
Issuance of ordinary shares upon initial public offering (“IPO”), net of share offering costs of RMB 51,806	47,437,500	35	2,601,302	—	—	2,601,337
Conversion of Series A convertible redeemable preferred shares to ordinary shares (note 15)	50,000,000	37	249,630	—	—	249,667
Issuance of ordinary shares upon exercise of employee share options (note 13)	640,444	1	2,265	—	—	2,266
Share-based compensation expense (note 18)	—	—	8,707	—	—	8,707
Foreign currency translation adjustment net of tax effect of nil	—	—	—	(37,470)	—	(37,470)	(37,470)

Comprehensive income							110,695

Balance as of December 31, 2007	213,077,944	168	2,921,521	(37,957)	71,413	2,955,145
See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY / (DEFICIT) AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except share and per share data)

				Accumulated
	Ordinary shares		Additional	other		Total
	Number of	Par value	paid-in	comprehensive	Retained	shareholders’	Comprehensive
	shares	amount	capital	loss	earnings	equity	Income
		RMB	RMB	RMB	RMB	RMB	RMB

Net income	—	—	—	—	192,746	192,746	192,746
Repurchase and retirement of ordinary shares (note 13)	(8,081,000)	(5)	(116,390)	—	—	(116,395)	—
Issuance of ordinary shares upon exercise of employee share options	3,296,192	2	14,395	—	—	14,397	—
Shares-based compensation expense	—	—	4,142			4,142	—
Dividend (note 16)	—	—	—	—	(90,509)	(90,509)	—
Foreign currency translation adjustment net of tax effect of nil	—	—	—	(52)	—	(52)	(52)

Comprehensive income							192,694

Balance as of December 31, 2008	208,293,136	165	2,823,668	(38,009)	173,650	2,959,474

Balance as of December 31, 2008(USD)		24	413,876	(5,571)	25,453	433,782

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands)

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income	13,602	148,165	192,746	28,252
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expense	—	8,707	4,142	607
Depreciation and amortization	46,125	47,841	62,400	9,146
Loss on disposal of property and equipment	1,253	893	1,445	212
Minority interests	4,328	7,928	6,494	952
Gain on disposal of intangible assets	—	—	(113)	(17)
Deferred income taxes	(770)	(1,006)	(6,820)	(1,000)
Provision for inventory write-downs	2,761	4,097	13,510	1,980

Changes in operating assets and liabilities (net of effect of acquisitions):
Accounts receivable	(11,621)	(14,598)	(33,837)	(4,960)
Prepayment for purchase of merchandise paid to related parties	—	(4,452)	(65,854)	(9,652)
Amounts due from related parties	(1,499)	4,410	(5,836)	(855)
Prepaid expenses, deposits and other current assets	(11,502)	(54,175)	(76,698)	(11,242)
Inventories	(45,671)	(18,042)	(92,550)	(13,565)
Deferred income	—	—	14,992	2,198
Accounts payable	20,742	(10,609)	35,347	5,181
Amounts due to related parties	3,123	(5,084)	13,656	2,001
Accrued expenses and other payables	17,293	31,209	5,859	859
Income tax payable	4,945	25,773	(2,614)	(383)

Net cash provided by operating activities	43,109	171,057	66,269	9,713

Cash flows from investing activities:
Purchase of property and equipment	(75,215)	(68,430)	(129,933)	(19,045)
Proceeds from disposal of property and equipment	860	2,146	1,476	216
Purchase of held-to-maturity investment securities	—	(600,000)	(1,691,380)	(247,912)
Proceeds from maturity of held-to-maturity investment securities	—	—	1,250,380	183,273
Proceeds from disposal of intangible assets	—	—	1,335	196
Payment for acquisitions	—	—	(57,887)	(8,485)
Investment in time deposits with original maturity over three months	—	—	(2,156,000)	(316,013)
Proceeds from maturity of time deposits with original maturity over three months	—	—	1,111,000	162,844

Net cash used in investing activities	(74,355)	(666,284)	(1,671,009)	(244,926)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon IPO, net of share offering costs of RMB33,578 paid	—	2,619,565	—	—
Proceeds from issuance of ordinary shares upon exercise of employee share options	—	2,266	14,397	2,110
Payment for repurchase of ordinary shares	—	—	(116,395)	(17,060)
Dividends paid	—	—	(86,669)	(12,704)
Proceeds from short-term bank loans	3,000	3,000	—	—
Repayment of short-term bank loans	—	(6,000)	—	—
Contributions from minority shareholders of consolidated subsidiaries	490	—	—	—
Payment of IPO offering costs	—	—	(18,288)	(2,680)

Net cash provided by/(used in) financing activities	3,490	2,618,831	(206,955)	(30,334)

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands)

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	USD
Effect of foreign currency exchange rates on cash	(99)	(37,689)	(4,332)	(635)
Net (decrease) / increase in cash	(27,855)	2,085,915	(1,816,027)	(266,182)

Cash and cash equivalents at beginning of the year	110,851	82,996	2,168,911	317,906

Cash and cash equivalents at end of the year	82,996	2,168,911	352,884	51,724

Supplementary cash flow and non-cash information:
Interest paid	(65)	(151)	—	—

Income taxes paid	(8,530)	(25,361)	(73,943)	(10,838)

Payable for purchase of property and equipment	1,739	10,821	6,067	889

Share offering costs payable	—	18,228	—	—

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

(a)	Principal activities
China Nepstar Chain Drugstore Ltd. (the “Company”) and its subsidiaries (collectively with the Company, the “Group”) are principally engaged in the business of operating retail drugstores in the People’s Republic of China (“PRC”). The Group’s drugstores provide pharmacy services and sell prescription drugs, non-prescription or over-the-counter drugs, nutritional supplements, herbal products, personal and family care products and convenience products such as snack food and beverages. As of December 31, 2008, the Company, through its subsidiaries, was the owner operator of approximately 2,700 retail drugstores in over 70 cities in Guangdong, Jiangsu, Zhejiang, Liaoning, Shandong, Hunan, Fujian, Sichuan, and Yunnan provinces and Shanghai and Tianjin municipalities of the PRC under the names of “China Nepstar” and “Jian Zhijia”.
The following list contains the particulars of consolidated subsidiaries which principally affect the results of operations and financial condition of the Company.

		Percentage of equity interest
	Principal	as of December 31,
Name of subsidiary	activities	2006	2007	2008

Shenzhen Nepstar Commercial Development Co., Ltd. (“Nepstar Commercial”)	Investment holding	100%	100%	100%

Shenzhen Nepstar Pharmaceutical Electronic Technology Co., Ltd. (“Nepstar Electronic”)	Investment holding	100%	100%	100%

Shenzhen Jinfu Logistic Service Logistic Service Co., Ltd. (“Shenzhen Jinfu”)	Investment holding	—	100%	100%

Shenzhen Weisi Kangxin Trading Development Co., Ltd. (“Shenzhen Trading”)	Investment holding	—	100%	100%

Shenzhen Nepstar Pharmaceutical Co., Ltd.	Procurement of merchandise
(“Nepstar Pharmaceutical”)	for the Group	100%	100%	100%

Shanghai Nepstar Chain Co., Ltd. (“Shanghai Nepstar”)	Operation of retail drugstores	100%	100%	100%

Guangzhou Nepstar Chain Co., Ltd. (“Guangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

Ningbo Nepstar Chain Co., Ltd. (“Ningbo Nepstar”)	Operation of retail drugstores	100%	100%	100%

Sichuan Nepstar Chain Co., Ltd. (“Sichuan Nepstar”)	Operation of retail drugstores	100%	100%	100%

Jiangsu Nepstar Chain Co., Ltd. (“Jiangsu Nepstar”)	Operation of retail drugstores	100%	100%	100%

Dalian Nepstar Chain Co., Ltd. (“Dalian Nepstar”)	Operation of retail drugstores	100%	100%	100%

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION — CONTINUED

(a)	Principal activities — continued

		Percentage of equity interest
	Principal	as of December 31,
Name of subsidiary	activities	2006	2007	2008

Hangzhou Nepstar Chain Co., Ltd. (“Hangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

Shandong Nepstar Chain Co., Ltd.
(“Shandong Nepstar”)	Operation of retail drugstores	100%	100%	100%

Shenzhen Nepstar Chain Co., Ltd. (“Shenzhen Nepstar”)	Operation of retail drugstores	100%	100%	100%

Yunnan Jian Zhijia Chain Drugstore Ltd.	Operation of retail drugstores
(“Yunnan Nepstar”)	(note i)	40%	40%	40%

Qingdao Nepstar Chain Co., Ltd.
(“Qingdao Nepstar”)	Operation of retail drugstores	100%	100%	100%

Tianjin Nepstar Chain Co., Ltd.
(“Tianjin Nepstar”)	Operation of retail drugstores	100%	100%	100%

Weifang Nepstar
Pharmaceutical Co., Ltd	Procurement of merchandise
(“Weifang Nepstar”)	for the Group	100%	100%	100%

Notes:

(i)
Yunnan Nepstar is 40% owned by Nepstar Pharmaceutical, 30% owned by Yunnan Qunxiang Industrial Trading Co., Ltd. (“Qunxiang”), a company 100% beneficially owned by a director of Yunnan Nepstar, who is also an employee of the Group, and 30% owned by Yunnan Hengyu Industrial Trading Co., Ltd., a third party investor. Pursuant to an agreement entered into in January 1999, Qunxiang assigned Nepstar Pharmaceutical its 30% voting interest right with respect to the corporate, financial and operating actions of Yunnan Nepstar, including the approvals for the appointment of directors, business operating and capital investment plans, financial budgets, and dividends or profit distributions. Under the Articles of Association of Yunnan Nepstar, the approval and resolution of these corporate and financial actions require a majority vote by the shareholders. The assignment of the voting interest right to Nepstar Pharmaceutical is legally binding and irrevocable as long as Nepstar Pharmaceutical remains a 40% shareholder of Yunnan Nepstar. Also, Qunxiang has agreed not to dispose its 30% equity interest in Yunnan Nepstar to any parties other than Nepstar Pharmaceutical without receiving Nepstar Pharmaceutical’s prior consent. Since Nepstar Pharmaceutical has legal and unilateral control of the operations of Yunnan Nepstar by virtue of ownership of a majority voting interest held directly (40%) and indirectly through the voting interest right assignment (30%), Yunnan Nepstar has been accounted for as a 40%-owned consolidated subsidiary of the Group with 60% minority interest. Upon the termination of the voting interest right assignment in January 2009 (note 24), Yunnan Nepstar will subsequently be accounted for under the equity method.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION — CONTINUED

(b)	Significant concentrations and risks
All of the Group’s operations and customers are located in the PRC.
None of the Group’s customers contributed 10% or more of the Group’s revenue for the years ended December 31, 2006, 2007 and 2008.
For the years ended December 31, 2006, 2007 and 2008, none of the Group’s suppliers contributed more than 10% of the Group’s total purchase of merchandise except for the related party supplier disclosed in note 21(a).
As of December 31, 2007 and 2008, the Group placed US Dollar denominated bank deposits of USD8,377 and USD11,172 (equivalent to RMB61,107and RMB76,223) which were primarily placed with Citibank N.A. Hong Kong Branch and Merrill Lynch International Bank Limited in the Hong Kong Special Administrative Region of the PRC (“HKSAR”). Apart from the bank deposits in HKSAR, all of the Group’s bank deposits are with major financial institutions of mainland of the PRC. Management believes these financial institutions are of high credit quality.
(c)	Organization
The Company was incorporated in the Cayman Islands in August 2004 as part of the reorganization of Shenzhen Nepstar Health Chain Drugstore Co. Ltd (“Nepstar Health”), a PRC company holding the retail drugstore business (the “Predecessor Operations”) of Shenzhen Neptunus Group Co., Ltd. (“Neptunus Group”) (the “Reorganization”) to facilitate the raising of capital from investors outside of the PRC and to prepare for the Company’s IPO. In connection with the Reorganization, (i) China Neptunus Drugstore Holding Ltd. (a company beneficially owned by Mr. Simin Zhang, Neptunus Group’s chairman and controlling shareholder) and China Star Chain Ltd. (a company beneficially owned by the minority shareholder of Nepstar Health) made an aggregate capital contribution of RMB44,767 into the Company for 115 million ordinary shares of the Company; and (ii) Nepstar Health transferred all of its equity interest in the Predecessor Operations to the Company for cash consideration of RMB 42,700. On November 9, 2007, the Company completed an initial public offering of shares in the form of American Depositary Shares (“ADSs”). The Company’s ADSs are traded on New York Stock Exchange under the symbol “NPD”.
In May 2007, the Company carried out a group reorganization whereby it transferred 51% equity interest in each of Shanghai Nepstar, Guangzhou Nepstar, Ningbo Nepstar, Sichuan Nepstar, Jiangsu Nepstar, Dalian Nepstar, Hangzhou Nepstar, Shandong Nepstar, Shenzhen Nepstar, Qingdao Nepstar and Tianjin Nepstar (collectively referred to as the “Regional Companies”) to two PRC companies (the “Transferee Companies”) (the “Share Transfer). The Transferee Companies are legally held under the name of the Group’s employees in order to comply with certain PRC rules and regulations in relation to foreign ownership of companies in the PRC engaging in retail drugstore businesses. The Transferee Companies paid an aggregate consideration of RMB36,000 to the Company for the 51% equity interest in the Regional Companies, which was financed by loans of the same amount provided by the Company. In order to retain and maintain the same legal and unilateral control and economic risks and rewards of the Regional Companies that were previously held through direct legal ownership, Nepstar Pharmaceutical entered into certain contractual arrangements with the Regional Companies, the Transferee Companies and their individual legal owners. The terms of these contractual arrangements are summarized as follows:
Agreements that Retain Control over the Regional Companies
Under the shareholders agreement among Nepstar Pharmaceutical, a wholly-owned subsidiary of the Company, and the Transferee Companies, with respect to each of the Regional Companies, each of the Transferee Companies is not allowed to transfer its equity interests in the Regional Companies to a third party, nor is it allowed to pledge, dispose of or create any encumbrance on such equity interest, without the prior written consent of Nepstar Pharmaceutical. In addition, the Transferee Companies agree to delegate all the rights to exercise their voting power as shareholders of the Regional Companies to persons designated by Nepstar Pharmaceutical, and agree to delegate the voting rights of the directors representing it on the board of directors of the Regional Companies to the directors representing Nepstar Pharmaceutical.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
The respective shareholders agreements referred to above stipulate that unanimous approval of shareholders must be obtained before each of the Regional Companies may distribute dividends and with such approval, dividends may be distributed in accordance with the shareholders’ respective equity interest or in a ratio as otherwise agreed to by the shareholders. In addition, any amounts received by the Transferee Companies from the Regional Companies, including dividends and other distributions on equity interest, shall be deposited in a designated bank account managed by Nepstar Pharmaceutical as security for the loans. Without prior consent of Nepstar Pharmaceutical, these amounts cannot be distributed to the Transferee Companies’ shareholders. Further, Nepstar Pharmaceutical has an exclusive option to acquire all or part of the Transferee Companies’ equity interest in the Regional Companies at a price equal to the respective purchase price initially paid by the Transferee Companies. Nepstar Pharmaceutical also has an exclusive option to acquire all or part of the equity interests in the Transferee Companies from their shareholders at a price equal to the registered capital of these companies.
In the opinion of management, based on consultation with the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations.
(d)	Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (“US GAAP”).

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Significant items subject to such estimates and assumptions include the realizability of inventories; the useful lives and salvage values of property and equipment and intangible assets, the recoverability of the carrying amount of property and equipment, goodwill and intangible assets, and investments; realization of deferred tax assets; collectibility of accounts receivable, the fair values of employee share-based payment arrangements and financial instruments; and assessment of contingent obligations. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.
(c)	Foreign currency transactions and translation
The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company is the US dollar (“USD”), whereas the functional currency of the Company’s subsidiaries in the PRC is the RMB since the PRC is the primary economic environment in which these entities operate. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in general and administrative expenses in the statement of operations. Gains and loss on inter-company foreign currency transactions that are of a long-term nature are reported as other comprehensive income or loss in the same manner as translation adjustments.
Assets and liabilities of the Company are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses of the Company are translated at average rates prevailing during the year. Gains and losses resulting from translation of the Company’s financial statements are recorded as a separate component of accumulated other comprehensive loss within shareholders’ equity.
For the convenience of the readers, the December 31, 2008 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB6.8225, being the noon buying rate for U.S. dollars in effect on December 31, 2008 for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2008 or at any other date.
Since RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(d)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, cash in the drugstores and interest-bearing time deposits at banks with original maturity within three months. None of the Group’s cash and bank deposits is restricted as to withdrawal.
(e)	Held-to-maturity investment securities
Investments in debt securities that the Group has the intent and ability to hold to maturity are classified as held-to-maturity investment securities. Such investments are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Interest income from the held-to-maturity debt securities is recognized when earned. Premiums and discounts, if any, are amortized or accreted over the life of the related security as an adjustment to interest income using the effective-interest method. There is no premium or discount for the Group’s held-to-maturity investment securities.
(f)	Accounts receivable
Accounts receivable represent amounts due from banks relating to retail sales that are paid or settled by the customers’ debit or credit cards, amounts due from government social security bureaus relating to retail sales of drugs and prescription medicine that are paid or settled by the customers’ medical insurance cards, and amounts due from non-retail customers for sales of merchandise. Accounts receivable are stated net of an allowance for doubtful accounts. The Group maintains and records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts and aging data. Judgments are made with respect to the collectibility of accounts receivable based on customer specific facts and current economic conditions. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance sheet credit exposure related to its customers.
(g)	Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Market is the lower of replacement cost or net realizable value. The Group carries out physical inventory counts on a quarterly basis at each store and warehouse location to ensure that the amounts reflected in the consolidated financial statements at each reporting period are properly stated and valued. The Group records write-downs to inventories for shrinkage losses and damaged merchandise that are identified during the inventory counts. The provisions for inventory write-downs due to shrinkage losses and damaged merchandise for years ended December 31, 2006, 2007 and 2008 were RMB2,761, RMB 4,097, and RMB 13,510, respectively, and are included in cost of goods sold.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(h)	Long-lived assets
Property and equipment
Property and equipment are stated at cost, net of accumulated depreciation or amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated residual value. Leasehold improvements are amortized over the shorter of 5 years or the lease term of the underlying assets. The estimated useful lives of the Group’s other property and equipment are as follows:

Store properties	20 years
Store fixture and equipment	5 years
Motor vehicles	5 years
Software	10 years
Goodwill
Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in purchase business combinations that occurred during 2008.
Intangible assets
The Group’s intangible assets represent techniques and processes acquired from a third party with respect to drugstore management and operations and favorable lease contracts acquired in purchase business combinations (see note 9). Favorable lease contracts existing as of the date of acquisition are recognized and measured at fair value upon acquisition, and are subsequently amortized over the remaining lease term.
The techniques and processes are recognized at cost and are amortized on a straight-line basis over 9 years, which is the estimated period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group and which approximates the contractual period for the use of the assets.
Impairment of long-1ived assets
Long-lived assets including property and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment of long-lived assets was recognized for the years ended December 31, 2006, 2007 and 2008.
Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. The impairment determination is made at the reporting unit level and consists of two steps. In the first step, the management determines the fair value of a reporting unit and compares it to its carrying amount, including goodwill. A reporting unit for this purpose consists of stores established through organic growth and/or purchased stores operating in nearby geographical location. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with Statement of Financial Accounting Standards No.141 “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. No goodwill impairment loss was recorded in 2008.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
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
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
On January 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The Group’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of operations. The adoption of FIN 48 as of January 1, 2007 did not have any effect on the Group’s consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
Advertising and promotion costs are expensed as incurred. Advertising and promotion costs amounted to RMB18,146, RMB15,962 and RMB8,945, for the years ended December 31, 2006, 2007 and 2008, respectively.
(m)	Store opening costs
Expenditures related to the opening of new drugstores, other than expenditures for property and equipment, are expensed when incurred.
(n)	Vendor allowances
The Group accounts for vendor allowances according to Emerging Issues Task Force (“EITF”) Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor and EITF Issue No. 03-10, Application of EITF Issue No. 02-16 by Reseller to Sales Incentives Offered to Consumers by Manufacturers. Vendor allowances are recorded as a reduction to the carrying value of inventories and subsequently recognized in cost of goods sold when the inventories are sold, unless the allowances are specifically identified as reimbursements for advertising, promotion and other services, in which case they are recognized as a reduction of the related advertising and promotion costs.
For the years ended December 31, 2006, 2007 and 2008, the Company recognized vendor allowances of RMB62,200, RMB57,978 and RMB50,439 in cost of goods sold, and nil, nil and RMB 7,088 as a reduction of advertising and promotion costs, respectively.
(o)	Warehouse, buying and distribution costs
Warehouse and buying costs represent primarily rental expenses for warehouses, staff cost and other expenses incurred in warehousing and purchasing activities. Distribution costs represent the costs of transporting the merchandise from warehouses to stores. These costs are expensed as incurred and are included in sales, marketing and other operating expenses. Warehouse and buying costs amounted to RMB14,151, RMB20,567 and RMB 25,228 and distribution costs amounted to RMB5,418, RMB8,842 and RMB 10,912 for the years ended December 31, 2006, 2007 and 2008, respectively.
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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(q)	Retirement and other postretirement benefits
Contributions to defined contribution retirement plans are charged to the statement of operations as and when the related employee service is provided. The Group does not have any defined benefit retirement plans.
(r)	Share-based payments
The Group accounts for share-based payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS No.123R”). Under SFAS No. 123R, the Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes that cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. Details of the Group’s share option plan are set out in note 18.
(s)	Earnings / (loss) per share
Basic earnings / (loss) per ordinary share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings. The Company’s redeemable convertible preferred shares (note 15) were participating securities since the holders of these securities may participate in dividends with ordinary shareholders based on a pre-determined formula.
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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(v)	Fair value measurements
On January 1, 2008, the Group adopted the provisions FASB Statement No. 157, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 4). FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Group has not applied the provisions of Statement 157 to the initial measurement of intangible assets acquired in business combinations during 2008 (Note 10).
Additionally, the provisions of Statement 157 were not applied to fair value measurements of the Group’s reporting unit (Step 1 of goodwill impairment tests performed under Statement 142) and nonfinancial assets and nonfinancial liabilities measured at fair value to determine the amount of goodwill impairment (Step 2 of goodwill impairment tests performed under Statement 142). See Note 2(h).
On January 1, 2009, the Group will be required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Management is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.
In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. Management has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.
(w)	Recently issued accounting pronouncements
FASB Statement No. 141(R) (“SFAS No. 141(R)”) and FASB Statement No. 160 (“SFAS No.160”)
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised) “Business Combinations” and Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51”. SFAS No. 141(R) and SFAS No. 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS No. 141(R) will be applied to business combinations occurring after the effective date. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. Management does not expect adoption of SFAS No. 160 to have a material impact on the Group’s consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(w)	Recently issued accounting pronouncements — continued
FASB Staff Position FAS 142-3 (“FSP FAS No. 142-3”)
In April 2008, the FASB issued FSP FAS No. 142-3 “Determination of the Useful Life of Intangible Assets”. FSP FAS No.142-3 amends the guidance in FASB Statement No. 142 about estimating the useful lives of recognized intangible assets, and requires additional disclosure related to renewing or extending the terms of recognized intangible assets. In estimating the useful life of a recognized intangible asset, the FSP requires companies to consider their historical experience in renewing or extending similar arrangements together with the asset’s intended use, regardless of whether the arrangements have explicit renewal or extension provisions. In the absence of historical experience, companies should consider the assumptions market participants would use about renewal or extension consistent with the highest and best use of the asset. However, market participant assumptions should be adjusted for entity-specific factors. FSP FAS No. 142-3 is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Management does not expect adoption of FSP FAS No. 142-3 to have a material impact on the Group’s consolidated financial statements.
3	CASH, CASH EQUIVALENTS AND OTHER BANK DEPOSITS
As of December 31, 2007 and 2008, the amount of cash and cash at bank by original maturity is as follows:

	December 31,
	2007	2008
	RMB	RMB

Cash and cash equivalents	2,168,911	352,884
Time deposits with original maturity over three months but within one year	—	845,000

Total current cash and bank deposits	2,168,911	1,197,884

Time deposits with original maturity between one and two years	—	200,000

As of December 31, 2007 and 2008, the Group had US Dollar denominated bank deposits of USD60,380 and USD11,172 (equivalent to RMB440,448 and RMB76,223), respectively, of which USD8,377 and USD11,172 (equivalent to RMB61,107 and RMB76,223), respectively, were held by the Company.
The interest rates of time deposits range from 2.00% to 4.41% per annum with a weighted average original maturity of 12.8 months. The Group places its cash in major financial institutions with sound credit rating.
4	HELD-TO-MATURITY INVESTMENT SECURITIES

Held-to-maturity investment securities represent unquoted debt securities issued by PRC financial institutions. The principals of these debt securities are guaranteed by respective PRC financial institutions. The debt securities bear fixed interest ranging from 4.60% to 6.68% per annum, mature between six months to two years from the date of acquisition, and are not redeemable prior to maturity.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
4	HELD-TO-MATURITY INVESTMENT SECURITIES — CONTINUED

The fair value, carrying amount, gross unrecognized gain/(loss) and maturities of the held-to-maturity investment securities at December 31, 2007 and 2008 were as follows:

	December 31,
	2007	2008
	RMB	RMB
Due within one year:
Fair value	600,000	641,000
Unrecognized gain/(loss)	—	—
Carrying amount	600,000	641,000

Due after one year but less than two years
Fair value	—	400,750
Unrecognized gain/(loss)	—	750
Carrying amount	—	400,000
5	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS
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

	December 31,
	2007	2008
	RMB	RMB
Accounts receivable due from:
Banks	2,032	2,931
Social security bureaus	40,016	66,232
Non-retail customers	13,602	19,939

	55,650	89,102
Less: allowance for doubtful accounts	(897)	(966)

Accounts receivable, net	54,753	88,136

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2006, 2007 and 2008.

	December 31,
	2006	2007	2008
	RMB	RMB	RMB

Balance at the beginning of the year	1,144	—	897
Charge for the year	—	897	69
Write-off of accounts receivable against the allowance	(1,144)	—	—

Balance at the end of the year	—	897	966

Historically, the amount of bad debt write-off has been immaterial and the Group has been able to collect substantially all amounts due from these parties.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
6	PREPAID EXPENSES, DEPOSITS AND OTHER CURRENT ASSETS
Prepaid expenses, deposits and other current assets consist of the following:

	December 31,
	2007	2008
	RMB	RMB

Prepaid rental	59,133	73,459
Rental deposits	5,728	7,796
Prepayments for purchases of merchandise	4,940	3,298
Advances to employees	6,539	8,321
Deferred tax charge on unrealized profits on inter-company sales	15,385	14,971
Store consumables and supplies	6,128	7,617
VAT recoverable	706	—
Interest receivable	272	52,117
Other prepaid expenses and deposits	8,398	10,775

	107,229	178,354

7	INVENTORIES

Inventories consist of the following:

	December 31,
	2007	2008
	RMB	RMB

Merchandise in stores	186,146	245,645
Merchandise in warehouses	99,161	128,044

	285,307	373,689

8	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2007	2008
	RMB	RMB

Store properties	4,859	10,552
Leasehold improvements	210,024	264,993
Store fixture and equipment	104,933	142,799
Software	5,078	23,983
Motor vehicles	11,741	12,722

	336,635	455,049
Less: Accumulated depreciation and amortization	(164,464)	(214,653)

	172,171	240,396

Total depreciation and amortization expense for property and equipment for the years ended December 31, 2006, 2007 and 2008 was RMB45,442, RMB47,158 and RMB60,870, respectively, of which RMB39,558, RMB41,836 and RMB55,392 was recorded in sales, marketing and other operating expenses and RMB5,884, RMB5,322 and RMB5,478 was recorded in general and administrative expenses. No depreciation and amortization expense was included in cost of goods sold for the years presented because the Company’s business does not involve manufacturing of merchandise and the amount of depreciation and amortization of property and equipment relating to warehousing and transporting the merchandise to store locations is not material.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
9	INTANGIBLE ASSETS, NET

	December 31,
	2007	2008
	RMB	RMB

Cost	6,120	3,692
Less: Accumulated amortization	(2,985)	(1,302)

	3,135	2,390

As of December 31, 2007, the Group’s intangible assets represented techniques and processes acquired in 2003 from a third party with respect to drugstore management and operations. The Group was amortizing the cost of these intangible assets on a straight-line basis over an estimated life of 9 years, which was the estimated period over which the assets were expected to contribute directly or indirectly to the future cash flows of the Group, and which approximates the contractual period for the use of the assets. A straight-line method of amortization had been adopted as the pattern in which the economic benefits are used up cannot be reliably determined. Such techniques and processes were disposed of in 2008.
As of December 31, 2008, the Group’s intangible assets represent favorable lease contracts acquired in business combinations in 2008 (see note 10). The Group amortizes these favorable lease contracts over the remaining lease term ranging from 2 to 6 years.
Amortization expense for intangible assets was RMB683, RMB683 and RMB1,530 for the years ended December 31, 2006, 2007 and 2008, respectively and was all included in general and administrative expenses. Estimated amortization expenses for the years ending December 31, 2009, 2010 and 2011, 2012 and 2013 are RMB 1,649, RMB 423, RMB 122, RMB 98 and RMB 75 respectively.
10	ACQUISITIONS
During the year ended December 31, 2008, the Group completed several business combinations in which it acquired 144 drugstores in the PRC. Upon completing each individual acquisition, the Group expects to achieve regional operational synergy and market share growth in drugstore operations. The Group accounted for these business combinations using the purchase method of accounting. The total aggregate purchase price of RMB 57,987 was allocated to the identifiable assets acquired and liabilities assumed based on their fair values as of respective acquisition dates with the excess of RMB 35,177 recognized as goodwill. Goodwill arising from these business combinations is not deductible for income tax purpose. A summary of the identifiable assets acquired and liabilities assumed in connection with these acquisitions are as follows:

		Amortization
		period

Total aggregate purchase price	57,987

Property, plant and equipment	7,215
Inventories	10,865
Prepaid rent	1,961
Intangible assets — favorable lease contracts	3,692	2 to 6 years
Deferred tax liability	(923)

Net assets acquired and liabilities assumed	22,810

Goodwill	35,177

No pro forma financial information as if the acquisitions had occurred on January 1, 2007 has been provided since the effect would not be material to the Group’s consolidated financial condition or results of operations.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
11	INCOME TAXES
Cayman Islands Tax
Under the current law of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividend by the Company, no withholding tax is imposed.
PRC Corporate Income Tax
Each of the Group’s PRC subsidiaries files stand-alone tax returns and the Group does not file a consolidated tax return.
Prior to January 1, 2008, the Company’s operating subsidiaries, all being incorporated in the PRC, are governed by the PRC income tax law and were subject to the PRC enterprise income tax rate of 33%, except for certain subsidiaries and tax paying retail store entities that are located and conducted operations in the Shenzhen and Zhuhai Special Economic Zones and Yunnan Province, which were subject to a preferential tax rate of 15%.
On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“new tax law”) which became effective on January 1, 2008. According to the new tax law, the enterprise income tax rate for entities other than certain high-tech enterprises or small-scale enterprises that earn “small profit”, as defined in the new tax law, is 25%. In addition, from January 1, 2008, certain enterprises that were previously taxed at preferential rates are subject to a five-year transition period during which the income tax rate will gradually be increased to the unified rate of 25% (the “transition rate”). Accordingly, the income tax rate applicable to the Company’s PRC subsidiaries, other than those operating in the Shenzhen and Zhuhai Special Economic Zones and the Yunnan Province, is reduced from 33% to 25% from January 1, 2008. According to a further notice issued by the State Council on December 26, 2007, for entities operating in the Shenzhen and Zhuhai Special Economic Zones, their applicable tax rate is 18%, 20%, 22%, 24%, and 25%, for the years ending December 31, 2008, 2009, 2010, 2011 and 2012 onwards, respectively. Based on the applicable tax rules, Yunnan Nepstar also enjoys an income tax rate of 15% until 2010 under the PRC policy to encourage development in Western China.
Under the new tax law and implementation rules, a withholding tax is applied on the gross amount of dividends received by the Company from its PRC subsidiaries for their earnings accumulated beginning on January 1, 2008 and any undistributed earnings prior to January 1, 2008 are exempted from withholding tax. The implementation rules provide that the withholding tax rate is 10% unless reduced by a tax treaty. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion, or China-HK Tax Treaty, Hong Kong tax residents which hold 25% or more of a PRC enterprise are entitled to a reduced withholding rate of 5%. The Group determined that it has qualified for the 5% withholding tax rate pursuant to the China-HK Tax Treaty. Accordingly, as of December 31, 2008, the Company recognized a deferred tax liability of RMB 9,846 in connection with the undistributed earnings of RMB 196,915 of the Company’s PRC subsidiaries that arose in 2008.
The Group’s earnings /(loss) before income tax expense and minority interests consists of:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

PRC	30,704	190,369	271,965

Non-PRC	(69)	2,078	(7,803)

Earnings/(loss) before income tax expense and minority interests	30,635	192,447	264,162

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
11	INCOME TAXES — CONTINUED
Income tax expense/(benefit) in the consolidated statements of operations consist of:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Current tax expense	13,475	37,360	71,742
Deferred tax benefit	(770)	(1,006)	(6,820)

Income tax expense	12,705	36,354	64,922

The reconciliation between actual income tax expense and the amount that results by applying the PRC statutory tax rate of 33% for the years ended December 31, 2006 and 2007, and 25% for the year ended December 31, 2008, to earnings before income taxes and minority interests is as follows:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Computed “expected” tax expense	10,110	63,508	66,041
Effect of tax rate differential	(8,751)	(33,543)	(27,145)
Dividend withholding taxes on undistributed earnings of subsidiaries	—	—	9,846
Effect of change in enacted tax rates	—	(680)	—
Non-deductible expenses:
- Staff costs exceeding allowable limit	3,939	5,080	—
- Disallowed rental expenses	1,239	1,470	4,820
- Others	776	2,462	2,459
Non-taxable income	(244)	(941)	(1,307)
Change in valuation allowance	5,636	(1,002)	10,208

Actual income tax expense	12,705	36,354	64,922

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
11	INCOME TAXES — CONTINUED
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2007 and 2008 are presented below.

	December 31,
	2007	2008
	RMB	RMB
Deferred tax assets:

- Property and equipment	1,254	1,333
- Tax loss carryforwards	14,740	39,691
- Inventories	1,613	2,492
- Accrued expenses	2,471	1,653

Total gross deferred tax assets	20,078	45,169
Valuation allowance	(15,833)	(24,583)

Total deferred tax assets, less valuation allowance	4,245	20,586

Deferred tax liabilities:

- Dividend withholding taxes on undistributed earnings of subsidiaries	—	(9,846)
- Intangible assets	—	(597)

Total gross deferred tax liabilities	—	(10,443)

Net deferred tax assets	4,245	10,143

Classification on consolidated balance sheets:

Deferred tax assets:
- Current	2,991	15,863
- Non-current	1,254	4,723

Deferred tax liabilities:
- Current	—	—
- Non-current	—	(10,443)
For the year ended December 31, 2006, increase in valuation allowance was RMB5,636 whereas for the year ended December 31, 2007 there was a decrease in valuation allowance of RMB7,763. The increase in valuation allowance during the year ended December 31, 2008 was RMB8,750, which is primarily due to the additional valuation allowance of RMB 10,208 recorded against all of the deferred tax assets in certain loss-making subsidiaries, and derecognition of deferred tax assets of RMB 1,458 from the expiration of unutilized tax loss carryforwards.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
11	INCOME TAXES — CONTINUED
The realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied or utilized and the consideration of the scheduled reversal of deferred tax liabilities and any available tax planning strategies. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence must be considered in the determination of whether sufficient future taxable income will exist since the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilized. Such evidence includes, but is not limited to, the financial performance of the subsidiaries, the market environment in which these subsidiaries operate and the length of relevant carryover periods. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to existing and future deferred tax assets. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of the deferred tax assets, net of the existing valuation allowance as of December 31, 2007 and 2008. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
As of December 31, 2008, the tax loss carryforwards of the Group amounted to RMB 168,640. The tax loss carryforwards as of December 31, 2008 expires as follows:

By year ending December 31, 2009	5,000
By year ending December 31, 2010	8,547
By year ending December 31, 2011	20,485
By year ending December 31, 2012	13,028
By year ending December 31, 2013	121,580
As of January 1, 2007 and 2008 and for the years ended December 31, 2007 and 2008, the Group did not have unrecognized tax benefits, and it does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. No interest and penalties related to unrecognized tax benefits have been accrued at January 1, 2007 and for the years ended December 31, 2007 and 2008. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100 (USD 15), which are not clearly defined. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC subsidiaries for the tax years 2003 to 2008 are subject to examination by the relevant tax authorities.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
12	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,
	2007	2008
	RMB	RMB

Accrued payroll and employee benefits	43,503	45,267
Share offering costs payable (note (a))	18,228	—
Other accrued expenses (note (b))	21,201	36,318
Payable for purchases of property and equipment	10,821	6,067
Deposits received (note (c))	2,395	2,899
VAT and other taxes payable	46,357	33,354

	142,505	123,905

Notes:

(a)	Represent primarily legal and external consultant fees directly associated with the Company’s IPO. These costs were fully paid in 2008.

(b)	Represent primarily accrued rental, utilities, advertising and other sundry expenses.

(c)	Represent primarily deposits from non-retail customers for purchase of merchandise.
13	ORDINARY SHARES
The Company’s Memorandum and Articles of Association, as amended, authorizes the Company to issue 360,000,000 shares with a par value of USD0.0001 per share.
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
For the years ended December 31, 2007 and 2008, the Company issued 640,444 and 3,296,192 ordinary shares respectively to employees upon the exercise of vested share options.
On August 26, 2008, the Board of Directors of the Company authorized a share repurchase program (“The Program”). The Program allows the Company, from time to time and before December 27, 2009, to purchase up to USD 40,000 of its outstanding ordinary shares in the form of ADS from the open market. During the year ended December 31, 2008, the Company purchased 8,081,000 of its ordinary shares for a total purchase price of USD16,913 (equivalent to RMB116,395). As of December 31, 2008, all of the purchased shares had been retired.
14    STATUTORY RESERVES
Under the PRC rules and regulations, the Company’s subsidiaries are required to transfer 10% of the net profit, as determined in accordance with the relevant PRC laws and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders can be made. The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issue is not less than 25% of the registered capital.
For the years ended December 31, 2006, 2007 and 2008, the Company’s subsidiaries made appropriations to these statutory reserve funds of RMB4,201, nil and RMB29,778 respectively. The accumulated balance of the statutory reserve funds maintained at these subsidiaries as of December 31, 2007 and 2008 was RMB8,070 and RMB37,848 respectively. No equivalent amounts were appropriated by the Company or at the Company’s level.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
15	REDEEMABLE CONVERTIBLE PREFERRED SHARES
Pursuant to a securities purchase agreement dated October 6, 2004 (“Securities Purchase Agreement”), the Company issued 30,000,000 and 20,000,000 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) on October 6, 2004 and December 1, 2005 to a group of third party investors at USD0.50 per share (“the Series A issue price”) for cash of USD15,000 and USD10,000, respectively. Under the terms of the Securities Purchase Agreement, holders of the Series A Preferred Shares have the right to require the Company to redeem the shares 48 months after the date of issuance of the shares to the extent a Qualified IPO has not occurred. A Qualified IPO is defined as a firm commitment underwritten initial public offering of the Company’s ordinary shares on a stock exchange internationally recognized and duly approved by the Company’s Board of Directors, that values the Company at no less than USD250,000 immediately prior to the IPO and that results in aggregate proceeds to the Company of USD50,000, net of offering costs. In the event of a redemption under this right, the Company shall redeem all of the outstanding Series A Preferred Shares at a redemption price equal to the original issue price of the shares, plus an amount which would have accrued on the original issue price at a compound annual rate of 8% from the date of issuance up to and including the date on which such redemption price is paid, plus any declared, accrued but unpaid dividends and interest thereon, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers. The accretion to the redemption value is reflected as a charge against retained earnings, or in the absence of retained earnings, by a charge against additional paid-in capital and amounted to RMB16,592 and RMB15,135 for the years ended December 31, 2006 and 2007, respectively.
In November 2007, all Series A Preferred Shares were converted into ordinary shares upon completion of the Company’s IPO.
16    DIVIDEND
On March 18, 2008, the Board of Directors of the Company approved the payment of a cash dividend of USD0.06 per ordinary share, totaling approximately USD12,785 (equivalent to RMB90,509 at the exchange rate on March 18, 2008), to the ordinary shareholders on record as of the close of business on April 10, 2008. The cash dividend was fully paid during the year ended December 31, 2008.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
17	REVENUE
Revenue by each major product categories is analyzed as follows:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Prescription drugs	410,953	456,986	516,042
Over-the-counter drugs	623,276	696,651	863,624
Nutritional supplements	311,599	357,790	484,516
Herbal products	35,366	51,248	75,438
Other product sales	351,239	392,008	457,022

	1,732,433	1,954,683	2,396,642

Certain pharmaceuticals sold in the PRC, primarily those included in the PRC’s published Medical Insurance Catalogue and those pharmaceuticals whose production or trading are deemed to constitute monopolies by the PRC government, are subject to retail price controls in the form of fixed prices or price ceilings. The fixed prices or the price ceilings of such pharmaceuticals are published by the national and provincial price administration authorities from time to time. The controls over retail prices could have a corresponding effect on Group’s pricing strategy. The prices of pharmaceuticals that are not subject to price controls are determined freely at the Group’s discretion subject, in certain cases, to notification to the provincial pricing authorities. Certain of the Group’s pharmaceutical merchandise are subject to price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price controls, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the years ended December 31, 2006, 2007 and 2008, approximately 3%, 5% and 4% respectively of the Group’s revenue was generated from products that are subject to government pricing controls.
18	SHARE-BASED PAYMENTS
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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
18	SHARE-BASED PAYMENTS — CONTINUED
Pursuant to the Pre-IPO Option Scheme, in addition to meeting the service or vesting criterion as discussed below, the exercise of the options is conditional upon meeting a performance criterion, which is the initial public offering of the Company’s ordinary shares on a stock exchange internationally recognized and duly approved by the Company’s Board of Directors and such offering meets a Qualified IPO (as defined in note 15). The exercise period and life of the options expires five years after a Qualified IPO.
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
A summary of the share-based compensation expense of pre-IPO option scheme is as follows:

	December 31,
	2006	2007	2008
	RMB	RMB	RMB

Sales, marketing and other operating expenses	—	1,828	487
General and Administrative expenses	—	6,515	1,326

Total share-based compensation expense	—	8,343	1,813

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
18	SHARE-BASED PAYMENTS — CONTINUED
Since the Company’s share options that were issued during 2005 and 2006 could not be exercisable until consummation of a Qualified IPO, and it was not probable that this performance condition could be achieved as it was partially outside the control of the Company, no share-based compensation expense was recorded for the year ended December 31, 2006.
As of December 31, 2008, the Company had unrecognized share-based compensation expense of RMB1,510 related to unvested options issued under the Pre-IPO Scheme which is expected to be recognized over a weighted average period of six months.
2007 Share Incentive Plan
On June 30, 2007, the Company’s shareholders adopted the 2007 Share Incentive Plan (the “2007 Plan”). The 2007 Plan authorizes the Company to issue up to 8,680,000 shares of the Company’s ordinary shares in the form of share options, share appreciation rights and other share-based awards to its employees, directors or consultants. Under the 2007 Plan, the exercise price of the option shall not be less than the fair market value of Company’s ordinary share on the date of grant.
In November 2007, the Company granted 200,000 share options with a grant date fair value of approximately USD2.86 per option or USD573 (RMB4,250) in aggregate, to four newly appointed independent directors. The exercise price of such options is USD8.10 per share, which was equal to the IPO price of the Company’s ordinary shares. The share options vest and become exercisable in three equal annual installments on the first, second and third of the anniversaries of the date of grant. The share options shall expire on the tenth anniversary of the date of grant.
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
In connection with the share options granted in November 2007, the Company recorded share-based compensation expense of RMB364 and RMB2,329 respectively in general and administrative expenses for the year ended December 31, 2007 and 2008. As of December 31, 2008, the Company had unrecognized compensation expense of RMB1,557 related to such unvested share options which is expected to be recognized over a weighted average period of 1.4 years.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
18	SHARE-BASED PAYMENTS — CONTINUED
A summary of the Company’s option activities for the years ended December 31, 2006, 2007 and 2008 is presented below:

		Weighted		Weighted average	Aggregate
	Number of	average		remaining	intrinsic value
	options	exercise price		contractual term	(USD millions)

Outstanding as of January 1, 2006	1,000,000	USD	0.075
Granted	7,680,000	USD	0.75
Forfeited	(5,000)	USD	0.075

Outstanding as of December 31, 2006	8,675,000	USD	0.67
Granted	200,000	USD	8.10
Exercised	(640,444)	USD	0.48
Forfeited	(1,000)	USD	0.075

Outstanding as of December 31, 2007	8,233,556	USD	0.87
Exercised	(3,296,192)	USD	0.63
Forfeited	(34,186)	USD	0.75

Outstanding as of December 31, 2008	4,903,178	USD	1.03	4.1 years	8.5

Exercisable as of December 31, 2008	3,233,133	USD	0.86	4.0 years	5.7

19	PENSION AND OTHER POST-RETIREMENT BENEFITS
Pursuant to the relevant PRC regulations, the Company’s PRC subsidiaries are required to make contributions at rates ranging from 10% to 22% of their employees’ salaries and wages to a defined contribution retirement scheme organized by the local social security bureaus. The amount of contributions charged to expense in the consolidated statements of operations was RMB15,503, RMB18,274 and RMB 30,053 for the years ended December 31, 2006, 2007 and 2008, respectively.
The Group has no other obligation to make payments in respect of retirement benefits of the employees.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
20	EARNINGS/(LOSS) PER SHARE

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Numerator:
Net income	13,602	148,165	192,746
Accretion to Series A redeemable convertible preferred shares redemption value	(16,592)	(15,135)	—
Undistributed earnings allocated to Series A redeemable convertible preferred shares	—	(29,469)	—

Net (loss)/income attributable to ordinary shareholders	(2,990)	103,561	192,746

Denominator:
Basic weighted average number of ordinary shares	115,000,000	128,976,023	212,984,310
Dilutive effect of outstanding share options	—	1,115,817	5,301,941

Dilutive weighted average number of ordinary shares	115,000,000	130,091,840	218,286,251

Basic earnings/(loss) per ordinary share:	(0.03)	0.80	0.90

Diluted earnings/(loss) per ordinary share	(0.03)	0.80	0.88

For purposes of computing the basis earnings / (loss) per ordinary share under the two-class method, net loss attributable to ordinary shares was not allocated to the Series A Preferred Shares for the year ended December 31, 2006 because the holders of the Series A Preferred Shares did not have obligation to share the losses. Net income for the year ended December 31, 2007 has been allocated to the ordinary shares and Series A Preferred Shares based on their respective rights to share in dividends for the period from January 1, 2007 through the date of conversion of the Series A Preferred Shares as if all of the earnings for the period had been distributed.
During the year ended December 31, 2006, the Company’s dilutive potential ordinary shares outstanding consisted of Series A Preferred Shares and share options. The computation of diluted net loss per share did not assume the 50,000,000 ordinary shares issuable upon conversion of Series A Preferred Shares for the year ended December 31, 2006 because the inclusion of these potential dilutive securities would be anti-dilutive. The computation of diluted net loss per share for the year ended December 31, 2006 also did not assume the 8,675,000 ordinary shares issuable upon exercise of employee share options because the exercise of such employee share options was contingent upon the consummation of a Qualified IPO.
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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
20	EARNINGS/(LOSS) PER SHARE — CONTINUED
During the year ended December 31, 2008, the Company’s dilutive potential ordinary shares outstanding consisted of share options. The computation of diluted net income per share for year ended December 31, 2008 was based on net income attributable to ordinary shareholders of RMB 192,746 and included the potential dilutive effect of 4,903,178 ordinary shares issuable upon exercise of employee share options by applying treasury stock method.
21	RELATED PARTY BALANCES AND TRANSACTIONS
For the periods presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Purchases from related parties (notes(a) and (b))	279,365	295,696	410,305
Sales to related parties (note(c))	5,616	9,393	1,020

	December 31,
	2007	2008
	RMB	RMB

Prepayments for purchase of merchandise paid to related parties (note(b))	4,452	70,306

Amounts due from related parties (note(c))	1,408	7,244

Deposits for purchases of properties paid to related parties (note(d))	2,125	2,100

Amounts due to related parties (note(e))	50,544	64,200

Notes:

(a)	The Group purchased merchandise from the following related parties in the normal course of business:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Yunnan Jian Zhijia Medical Ltd. (an affiliated entity of Yunnan Nepstar)	203,799	230,896	279,900
Neptunus Group and its affiliates	75,566	64,800	130,405

	279,365	295,696	410,305

Expect for the prepayments made by the Group to Shandong Neptunus Galaxy Medicine Co. Ltd and Shenzhen Neptunus Changjian Pharmaceutical Co. Ltd for procurement of merchandise (see note 21(b)), the payment terms offered by the related parties to the Group for purchase of merchandise ranged from 60 to 90 days. For the periods presented, none of the Group’s suppliers accounted for 10% or more of the Group’s purchases of merchandise, except for Yunnan Jian Zhijia Medical Ltd., which accounted for 16.7%, 20.0% and 21.4% of the Group’s total purchases of merchandise for the years ended December 31, 2006, 2007 and 2008 respectively.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
21	RELATED PARTY BALANCES AND TRANSACTIONS — CONTINUED
(b)
In April 2008, the Group made total prepayments of RMB132,871 to Shandong Neptunus Galaxy Medicine Co. Ltd. and Shenzhen Neptunus Changjian Pharmaceutical Co. Ltd. for procurement of merchandise. China Neptunus Drugstore Holding Ltd., the controlling shareholder of the Company and Mr. Simin Zhang, Chairman of the Company’s board of directors, have provided guarantee to the Group to indemnify damages, if any, incurred by the Group due to breach of contract by the two related party suppliers. During the year ended December 31, 2008, the Group purchased merchandise of RMB 62,565 from these two suppliers. The Group expects to utilize the remaining balance of the prepayments by the end of December 31, 2009.

(c)
In the normal course of business, the Group sold merchandise to Neptunus Group and its affiliates. As of December 31, 2007 and 2008, the amounts due from Neptunus Group and its affiliates of RMB1,408 and RMB 12 respectively related to the sale of merchandise, which were due 90 days from the date of sale. As of December 31, 2007 and 2008, amounts related to expenses paid by the Group on behalf of Neptunus Group and its affiliates and Yunnan Jian Zhijia Medical Ltd. were nil and RMB7,232 respectively.

(d)
Deposits for purchase of properties paid to related parties as of December 31, 2007 represented RMB2,125 paid to an affiliate of Shandong Neptunus Galaxy Medicine Co. Ltd. for purchase of store properties. As of December 31, 2008, deposits for purchase of properties paid to related parties represented RMB2,100 paid to Yunnan Jian Zhijia Medical Ltd. for purchase of store properties.

(e)	The balances represent amounts due to the following parties in connection with purchase of merchandise as described in note (a) above:

	December 31,
	2007	2008
	RMB	RMB

Yunnan Jian Zhijia Medical Ltd.	44,640	60,284
Neptunus Group and its affiliates	5,904	3,916

	50,544	64,200

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands, except per share data)
22	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments
Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2008 were as follows. The Group’s leases do not contain any escalating lease payments or contingent rental payments terms.

		Warehouses and
Years ending December 31,	Store premises	office premises	Total
	RMB	RMB	RMB

2009	246,111	9,393	255,504
2010	253,473	8,462	261,935
2011	181,913	5,493	187,406
2012	130,801	2,795	133,596
2013	64,120	2,275	66,395
Thereafter	29,198	929	30,127

Total	905,616	29,347	934,963

The Group’s rental expenses under operating leases amounted to RMB173,946, RMB208,086 and RMB317,493 for the years ended December 31, 2006, 2007 and 2008, respectively.
(b)	Capital commitments
As of December 31, 2008, the Group had contractual commitments of RMB14,351 in respect of purchase of property and equipment.
23	FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of the Group’s financial assets and liabilities, such as cash, accounts and other receivables, amounts due from/to related parties and accounts and other payables, approximate their fair values because of the short maturity of these instruments. The fair value of held-to-maturity investment securities, is disclosed in note 4. The fair value of equity investments in private enterprises in the PRC cannot be reasonably estimated without incurring excessive cost. However in the opinion of management, the estimated fair values of these investments are not significantly different from their current carrying values.
24	SUBSEQUENT EVENT
On January 5, 2009, the Company announced its Board of Directors’ approved the termination of the voting interest right assignment agreement between Qunxiang Industrial Trading Co., Ltd. (“Qunxiang”) and Nepstar Pharmaceutical. As discussed in note 1(a), Qunxiang assigned 30% of voting interest right in Yunnan Nepstar to Nepstar Pharmaceutical in 1999. Due to the fact that other shareholders of Yunnan Nepstar intend to pursue a public offering of the securities of Yunnan Nepstar, the Company’s board approved the termination of the voting interest right assignment for the long term interest of the Company’s shareholders.
On March 13, 2009, the Company’s Board of Directors approved the payment of a cash dividend of USD0.175 per ordinary share, totaling approximately USD36,560,000 to the ordinary shareholders of record as of the close of business on April 16, 2009. The cash dividend is payable on or around May 18, 2009.