Form 20-F
period 2009-12-31
China Nepstar Chain Drugstore Ltd.
filed 2010-04-30
CIK 1414850

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
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
Lucia Qian
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
209,873,148 Ordinary Shares
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
•
“JZJ” is to Yunnan Jianzhijia Chain Drugstore Ltd., our 40.0% owned affiliate that operates drugstores in Yunnan province under the trade name Jianzhijia. In January 2009, our board of directors approved the termination of a voting rights agreement which assigned to us an additional 30% of the total voting rights of Yunnan Jianzhijia Chain Drugstore Ltd. As a result, beginning in the first quarter of 2009, JZJ is no longer our consolidated subsidiary and the financial results of JZJ have been accounted for under the equity method since then;

•	“Nepstar group companies,” “we,” “us,” “our company” and “our” are to China Nepstar, its predecessor entities and its consolidated entities;
•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;
•
“regional Nepstar companies” are to the PRC incorporated companies that operate Nepstar drugstores in their respective regions under the trade name Nepstar and whose operating results are consolidated with our operating results;

•	“RMB” and “Renminbi” are to the legal currency of China;
•	“Series A redeemable convertible preferred shares” are to our Series A redeemable convertible preferred shares, par value US$0.0001 per share;
•	“US$” and “U.S. dollars” are to the legal currency of the United States.
Names of certain companies provided in this annual report are translated from their original Chinese legal names.
Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 and as of December 31, 2008 and 2009.
We completed the initial public offering of 23,718,750 ADSs, each representing two ordinary shares, in November 2007. On November 9, 2007, we listed our ADSs on the New York Stock Exchange under the symbol “NPD.”
PART I
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3.   KEY INFORMATION
A. Selected Financial Data
The following selected consolidated statement of income data for the years ended December 31, 2007, 2008 and 2009 and selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of income data for the years ended December 31, 2005 and 2006 and selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements included in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Income Data
Revenue	1,313,153	1,732,433	1,954,683	2,396,642	2,217,613	324,882
Gross profit	381,180	608,212	862,672	1,138,890	1,074,215	157,373
Sales, marketing and other operating expenses(1)	(348,297)	(517,047)	(606,340)	(898,019)	(858,072)	(125,708)
General and administrative expenses(1)	(45,480)	(62,556)	(75,514)	(99,495)	(105,652)	(15,478)
(Loss)/Income from operations	(12,597)	28,609	180,818	141,376	110,491	16,187
Net (loss)/income attributable to China Nepstar Chain Drugstore Ltd.	(17,953)	13,602	148,165	192,746	139,976	20,507
Accretion to Series A redeemable convertible preferred shares redemption value	(10,551)	(16,592)	(15,135)	—	—	—
Net (loss)/income attributable to China Nepstar Chain Drugstore Ltd. ordinary shareholders	(28,504)	(2,990)	133,030	192,746	139,976	20,507
Net (loss)/earnings per share
Basic	(0.25)	(0.03)	0.80	0.90	0.67	0.10
Diluted	(0.25)	(0.03)	0.80	0.88	0.66	0.10
Shares used in computation
Basic	115,000,000	115,000,000	128,976,023	212,984,310	208,215,802	208,215,802
Diluted	115,000,000	115,000,000	130,091,840	218,286,251	210,655,820	210,655,820

(1)
Sales, marketing and other operating expenses and general and administrative expenses in 2007 include share-based compensation expenses of RMB1.8 million and RMB6.9 million, respectively, that were realized upon completion of our initial public offering in 2007. Sales, marketing and other operating expenses and general and administrative expenses in 2008 included share-based compensation expenses of RMB0.5 million and RMB3.7 million, respectively. Sales, marketing and other operating expenses and general and administrative expenses in 2009 included share-based compensation expenses of approximately RMB73,000 and RMB2.9 million, respectively.

	As of December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash, cash equivalents and other bank deposits	110,851	82,996	2,168,911	1,197,884	666,012	97,571
Restricted cash	—	—	—	—	765,000	112,074
Held-to-maturity investment securities	—	—	600,000	641,000	400,000	58,600
Inventories	228,452	271,362	285,307	373,689	369,775	54,172
Accounts receivable, net of allowance for doubtful accounts	28,534	40,155	54,753	88,136	72,561	10,630
Prepayments for purchase of merchandise paid to related parties	—	—	4,452	70,306	38,102	5,582
Total current assets	425,615	465,267	3,225,051	2,572,476	2,469,817	361,830
Property and equipment, net	121,820	146,978	172,171	240,396	204,710	29,990
Total assets	577,305	642,227	3,438,541	3,498,773	2,820,576	413,217
Accounts payable	223,292	244,034	233,425	267,250	313,794	45,972
Amounts due to related parties	52,505	55,628	50,544	64,200	12,533	1,836
Total current liabilities	352,448	399,051	464,432	490,699	995,202	145,798
Series A redeemable convertible preferred shares	217,940	234,532	—	—	—	—
Total shareholders’ equity/(deficit)	698	(2,392)	2,955,145	2,959,474	1,777,732	260,439
Exchange Rate Information
This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, in effect as of December 31, 2009. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuations in the exchange rates of the Renminbi may have a material adverse effect on your investment” and “— Governmental control of currency conversion may affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 23, 2010, the noon buying rate was RMB6.8270 to US$1.00.
The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	RMB per U.S. Dollar Exchange Rate(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2009
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April (through April 23)	6.8270	6.8256	6.8275	6.8229

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
The drugstore industry in China is rapidly evolving and is subject to rapidly changing customer preferences that are difficult to predict. Our success depends on our ability to anticipate and identify customer preferences and adapt our product selection to these preferences. In particular, we must optimize our product selection and inventory positions based on sales trends. We cannot assure you that our product selection, especially the mix of our private label products and third-party branded products and our selections of non-pharmaceutical products, will accurately reflect customer preferences at any given time. If we fail to anticipate accurately either the market for our products or customers’ purchasing habits or fail to respond to customers’ changing preferences promptly and effectively, we may not be able to effectively adapt our product selection to customer preferences or make appropriate adjustments to our inventory positions, which could reduce customer traffic and our sales significantly and have a material adverse effect on our business, financial condition and results of operations.
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
We distribute substantially all of our products to our stores through our national distribution center located near our headquarters in Shenzhen and 12 regional distribution centers located in various regions in China, and we deliver merchandise from these distribution centers to our stores using our own vehicles. Our ability to meet customer demand may be significantly disrupted if we do not successfully operate our distribution centers and efficiently conduct our distribution activities, or if one or more of our distribution centers are destroyed or forced to shut down for any reason, including as the result of a natural disaster. Any disruption in the operation of our distribution centers could result in higher costs or longer lead times associated with distributing our products. In addition, as it is difficult to predict accurate sales volume in our industry, we may be unable to optimize our distribution activities, which may result in excess or insufficient inventory, warehousing, fulfillment or distribution capacity. Furthermore, failure to effectively control damage to products during distribution could decrease our operating margins and reduce our profitability.

Failure to maintain optimal inventory levels could increase our inventory holding costs or cause us to lose sales, either of which could have a material adverse effect on our business, financial condition and results of operations.
We need to maintain sufficient inventory levels to operate our business successfully as well as meet our customers’ expectations, and this exposes us to the risk of accumulating excess inventory. In addition, our exposure to inventory accumulation risks have increased as a result of our increased offering of private label and non-pharmaceutical products, rapid changes in product life cycles, customers’ changing preferences, uncertainty of success of product launches, seasonality, and manufacturer backorders and other vendor-related problems. We cannot assure you that we can accurately predict these trends and events and avoid over-stocking or under-stocking products which customers prefer. In addition, demand for products could change significantly between the time product inventory is ordered and the time it is available for sale. When we begin selling a new product, it is particularly difficult to forecast product demand accurately. The purchase of certain types of inventory may require significant lead-time. As we carry a broad selection of products and maintain significant inventory levels for a substantial portion of our merchandise, we may be unable to sell such inventory in sufficient quantities or during the relevant selling seasons. Carrying excess inventory would increase our inventory holding costs, and failure to have a product in our inventory when a customer orders or purchases it could cause us to lose that order or lose that customer, either of which could have a material adverse effect on our business, financial condition and results of operations.
Our private label products may not achieve or maintain broad market acceptance.
We began introducing private label products in September 2005, and sales of private label products accounted for 29.0% of our revenue and 43.3% of our gross profit in 2009. We have increased the number of our private label products as these products generally have higher profit margins than our other similar products. We believe that our success in gaining and maintaining broad market acceptance of our private label products depends on many factors, including:
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
We may not achieve or maintain broad market acceptance for our private label products, or products introduced by our competitors are more favorably received than our private label products, or we may fail to respond to customers’ changing preferences promptly and effectively, resulting in decreased customer traffic to our stores or increased inventory costs. As a result, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We depend on the continued service of, and on the ability to attract, motivate and retain a sufficient number of qualified and skilled staff.
Our ability to continue expanding our retail drugstore chain and deliver high quality products and customer service depends on our ability to attract and retain qualified and skilled staff, particularly regional managers and in-store pharmacists for our stores. In particular, the applicable PRC regulations require at least one qualified pharmacist to be stationed in every drugstore to instruct or advise customers on prescription drugs. Over the years, a significant shortage of pharmacists has developed due to increasing demand within the drugstore industry as well as demand from other businesses in the healthcare industry. We cannot assure you that we will be able to attract, hire and retain sufficient numbers of skilled regional managers and in-store pharmacists necessary to continue to develop and grow our business. The inability to attract and retain a sufficient number of skilled regional managers and in-store pharmacists could limit our ability to open additional stores, increase revenue or deliver high quality customer service. In addition, competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could have a material adverse effect on our financial condition and results of operations.
The centralization of procurement may not help us achieve anticipated savings and may place additional burdens on the management of our supply chain.
We plan to continue to increase the centralization of merchandise procurement and replenishment operations and expect to reduce cost of goods sold as a result of volume purchase benefits. However, we may be less successful than anticipated in achieving these volume purchase benefits. In addition, the centralization of merchandise procurement is expected to increase the complexity of tracking inventory, create additional inventory handling and transportation costs and place additional burdens on the management of our supply chain. Furthermore, we may not be successful in achieving the cost savings expected from the renegotiation of certain supplier contracts due to the nature of the products covered by those contracts and the market position of the related suppliers. If we cannot successfully reduce our costs through centralizing procurement, our profitability and prospects would be materially and adversely affected.
Our brand name, trade names, trademarks, trade secrets and other intellectual property are valuable assets. If we are unable to protect them from infringement, our business and prospects may be harmed.
As sales of our private label products continue to account for a substantial portion of our revenue, we consider our brand name, trade names and trademarks to be valuable assets. Under PRC law, we have the exclusive right to use a trademark for products or services for which such trademark has been registered with the PRC Trademark Office of State Administration for Industry and Commerce, or the SAIC. We cannot assure you, however, that we will be able to secure the trademark registrations for which we applied. In addition, our efforts to defend our trademarks against competitors or other violating entities may be unsuccessful and we may not have adequate remedies for any such violation. Moreover, we may be unable to prevent third parties from using our brand name or trademarks without authorization. Unauthorized use of our brand name or trademarks by third parties may adversely affect our business and reputation, including the perceived quality and reliability of our products.
We also rely on trade secrets to protect our know-how and other proprietary information, including pricing, purchasing, promotional strategies, customer lists and/or suppliers lists, which may be difficult to protect. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors or advisors may unintentionally or willfully disclose our information to competitors. In addition, confidentiality agreements, if any, executed by the foregoing persons may not be enforceable or may not otherwise provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, our enforcement efforts could be expensive and time-consuming, and the outcome is unpredictable. In addition, if our competitors independently develop information that is equivalent to our trade secrets or other proprietary information, it would be even more difficult for us to enforce our rights and our business and prospects could be harmed.

Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the intellectual property rights of others. As the validity, enforceability and scope of protection of intellectual property rights in China are uncertain and still evolving, we may not be successful in prosecuting these cases. In addition, any litigation or proceeding or other efforts to protect our intellectual property rights could result in substantial costs and diversion of our resources and could materially harm our business and operating results. Furthermore, the degree of future protection of our intellectual property rights is uncertain and may not adequately protect our rights or permit us to gain or keep our competitive advantage. If we are unable to protect our trade names, trademarks, trade secrets and other propriety information from infringement, our business, financial condition and results of operations may be materially and adversely affected.
We rely on licensing arrangements with our affiliated companies to use the trademark “Neptunus” and a number of other trademarks. Any improper use of these trademarks by our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.
Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. The trademark “Neptunus,” or “” in Chinese, is owned by Shenzhen Neptunus Group Co., Ltd., or the Neptunus Group, and we have obtained, under a license agreement, the non-exclusive right to use this trademark so long as the trademark is valid. The trademark “Neptunus,” or “Haiwang,” is also used by the Neptunus Group, its subsidiaries and affiliated entities, which are controlled by Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, China Neptunus Drugstore Holding Ltd., or Neptunus BVI. We have also obtained rights to use an aggregate of 518 additional trademarks, including 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use, and 19 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2009, we have developed 1,524 private label products with these licensed trademarks. If the Neptunus Group, any of its subsidiaries or affiliated entities, or any third party uses the trade name “Neptunus,” or trademarks we use to develop our private labels in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations.
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
As of December 31, 2009, we had 2,488 leased properties with an aggregate gross floor area of 326,002 square meters. Approximately 24.7% of these leased properties had defects in their legal titles, which as a percentage of leased properties is higher than in 2008. This increase was largely due to the increase in the number of stores that were established in less developed cities in China in 2009, where properties with defects in legal titles are more commonly. Of all of the properties with defects in legal titles, 80,585 square meters were used as drugstores, equivalent to approximately 29.8% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds cannot be obtained from the relevant landlord; and (ii) the identity of the landlord as it appears on the relevant leasing contract does not match the identity of the registered owner as it appears on the property title deeds and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the former type of defects in title was 30,052 square meters, or approximately 11.1% of the total gross floor area of our drugstores and with the latter type of defects in title was 50,533 square meters, or approximately 18.7% of the total gross floor area of our drugstores. In the absence of proper title documents, the relevant leasing contracts may not be valid or enforceable. We have been working to cure, or cause to be cured, defects in property titles and the related costs have been immaterial. We do not expect to incur material costs to cure outstanding defects in property titles in the future. Although we believe that failure to cure these defects would not result in the loss of a significant number of these leases, if any of such defects of title for these occupied properties is not cured, we may lose our rights to use some of these properties, and our business and operations may be severely disrupted. In addition, 57,261 square meters, or approximately 17.6% of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. We do not believe that the failure of registration will affect the validity or performance of these leases. We are making efforts to urge our landlords to cooperate with us to complete the required registrations as tenants alone cannot effect registrations under the applicable PRC regulations. However, if the required registrations are not effected, the relevant governmental authorities have the right to request both our landlords and us to complete the registrations and we could be subject to fines, the amount of which differs in various regions in China.
We rely on computer software and hardware systems in managing our operations, the capacity of which may restrict our growth and the failure of which could adversely affect our business, financial condition and results of operations.
We are dependent upon our integrated information management system to monitor daily operations of our drugstores and to maintain accurate and up-to-date operating and financial data for compilation of management information. In addition, we rely on our computer hardware and network for the storage, delivery and transmission of our retail system data. Any system failure which causes interruptions to the input, retrieval and transmission of data or service time increases could disrupt our normal operation. Although we believe we have a disaster recovery plan, which can handle the failure of our computer software and hardware systems, we cannot assure you that we can effectively carry out this disaster recovery plan and that we will be able to restore our operation within a sufficiently short time frame to avoid disruption to our business. In 2009, we fine-tuned and adjusted our enterprise resource planning, or ERP, system, which integrates company-wide accounting and operating systems and helps improve inventory management and enhances data analysis capabilities. We are evaluating our ERP system before deciding on when to introduce the phase II implementation of the system, which is expected to focus on developing the business intelligence function of the SAP system. We may not be able to achieve desirable results from the implementation of the ERP system, and we cannot assure you that the further implementation process will be carried out in a timely manner and will not cause any disruption to our operations. Any failure in our computer software and/or hardware systems could have a material adverse effect on our business, financial condition and results of operations. In addition, if the capacity of our computer software and hardware systems fails to meet the increasing needs of our expanding operations, our ability to grow may be constrained.

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

Moreover, our business is subject to seasonal variations in demand. In particular, traditional retail seasonality affects the sales of certain pharmaceuticals and other non-pharmaceutical products. In particular, sales of our pharmaceutical products benefit in the fourth quarter from the winter cold and flu season, and are lower in the first quarter of each year because the Chinese New Year holiday is in the first quarter of each year and our customers generally pay fewer visits to drugstores during this period. In addition, sales of some health and beauty products are driven, to some extent, by seasonal purchasing patterns and seasonal product changes and sales of our pharmaceutical products and nutritional supplements are driven to some extent by the occurrence of epidemics such as H1N1. Failure to manage the increased sales effectively in the high sale season, and increases in inventory in anticipation of increases in sales could have a material adverse effect on our financial condition, results of operations and cash flow.
Many of the factors discussed above are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our operating results for prior periods as an indication of our future results.
We may not be able to manage our expansion of operations effectively and failure to do so could strain our management, operational and other resources, which could materially and adversely affect our business and future growth.
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

We have experienced, and may continue to experience, increasing rental costs for the leasing of our stores.
We have been experiencing increases in rental costs for the leasing of our stores in the past few years. In particular, the average rental expense for existing stores with renewal leases in 2008 and 2009, which were 280 and 303 stores, respectively, increased by approximately 20% and 10%, respectively, upon renewal of the existing leases of such stores. A majority of our leases have a five-year term. We expect rental costs for our stores to continue to increase in the future as China’s economy continues to grow and competition for desirable rental locations infensifies. Increase in rental costs may have a material adverse effect as to our financial condition and results of operations if we are unable to offset such higher costs through higher prices and/or increasing operational efficiency at our existing stores. In addition, higher rental costs may increase the amount of time required before our new stores would achieve profitability and affect our ability to expand our network of stores, which could materially and adversely impact our business and prospects.
Acquisitions have been and are expected to continue to be a part of our growth strategy, and could expose us to significant business risks.
One of our strategies is to grow our business through selective acquisitions, especially in cities where local regulations prohibit the opening of new drugstores within certain distances of an existing drugstore, and in cities that are close to our distribution centers in order to gain operational efficiencies in distribution and leverage our information technology infrastructure over a broader store base. In 2009, we acquired a total of seven stores, consisting of five in Beijing from Beijing Zeruntong Medical Ltd. and two in Shanghai from Shanghai Riye Chain Co., Ltd. We also entered into definitive agreements to acquire six other stores from Shanghai Riye Chain Co., Ltd., six stores from Xiang Yun Kang Drugstore Chain in Beijing and eight stores form Ren Ren Hao Chain Drugstore in Wenzhou. Seventeen of these stores were integrated into our store network as of the date of this annual report, with the remaining three stores from Shanghai Riye Chain Co., Ltd. to be integrated into our network pending regulatory approval.
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
Any of the above could significantly disrupt our ability to manage our business and have a material and adverse effect on our business, financial condition, results of operations and prospects.
We also cannot assure you that we will be able to identify and secure suitable acquisition opportunities. Our ability to consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary for larger acquisitions, our ability to obtain financing on satisfactory terms, if at all. Moreover, if an acquisition target is identified, the third parties with whom we seek to cooperate may not select us as a potential partner or we may not be able to enter into arrangements on commercially reasonable terms or at all. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of management’s time and resources and potential disruption of our existing business. Future acquisitions could also result in the incurrence of additional indebtedness, costs, and contingent liabilities.

We depend substantially on the continuing efforts of our executive officers, and our business and prospects may be severely disrupted if we lose their services.
Our future success is dependent on the continued services of the key members of our management team. The implementation of our business strategy and our future success depend in large part on our continued ability to attract and retain highly qualified management personnel. We face competition for personnel from other drugstore chains, retail chains, supermarkets, convenience stores, pharmaceutical companies and other organizations. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could significantly increase our operating expenses. In addition, we may be unable to attract or retain the personnel required to achieve our business objectives and failure to do so could severely disrupt our business and prospects. The process of hiring suitably qualified personnel is also often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy.
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
As of December 31, 2009, Simin Zhang, our founder and chairman of our board of directors, through Neptunus BVI, beneficially owned 51.0% of our outstanding share capital. As such, Mr. Zhang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may also cause the price of our ADSs to decline significantly.
If we grant additional share options, restricted shares or other share-based compensation in the future, our operating results could be materially adversely affected.
As of December 31, 2009, there were options to purchase 1,931,566 of our ordinary shares under our pre-IPO share option scheme, or the Pre-IPO Share Option Scheme, and options to purchase 800,000 of our ordinary shares under our 2007 share incentive plan outstanding. In addition, as of the date of this annual report, we are allowed to issue up to 6,830,000 share options, restricted shares or other share-based compensation in the future to our management and other personnel under our 2007 share incentive plan. We account for share-based compensation in accordance with FASB ASC Topic 718, “Compensation — Stock compensation”, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation based on the fair value of equity-classified awards on the date of the grant, with the compensation expense recognized generally over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares and other equity incentives to our employees in the future, we could incur significant compensation expenses which could materially reduce our net income, and your investment in our ADSs could be significantly diluted.

We may need additional capital and may not be able to obtain it at acceptable terms or at all.
As of December 31, 2009, we had total cash, cash equivalents and bank deposits of RMB666.0 million (US$97.6 million). Based on our current operating plans, we expect our existing resources, including our current cash and cash flows from operations, to be sufficient to fund our anticipated cash needs, including for working capital, repayment to borrowings and capital expenditures for at least the next 12 months. We may, however, need to raise additional funds if our expenditures exceed our current expectations due to changed business conditions or other future developments. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible or exchangeable to our equity securities would result in additional dilution to you. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that restrict our operational flexibility.
•	Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:
•	our future financial condition, results of operations and cash flows;
•	general market conditions for capital-raising activities by pharmaceutical companies; and
•	economic, political and other conditions in China and elsewhere.
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
Risks Related to Our Industry
We face significant competition, and if we do not compete successfully against existing and new competitors, our revenue and profitability could decrease materially.
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
As a result, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors or otherwise respond successfully to competitive pressures. In addition, our competitors may be able to offer larger discounts on competing products, and we may not be able to profitably match those discounts. Furthermore, our competitors may offer products that are more attractive to our customers or that render our products uncompetitive. The timing of the introduction of competing products into the market could also affect the market acceptance and market share of our products. Our failure to compete successfully could materially and adversely affect our business, financial condition, results of operation and prospects.
Changes in economic conditions and consumer confidence in China may influence the retail industry, consumer preferences and spending patterns.
Our business growth primarily depends on the size of the retail market of pharmaceutical products in China. As a result, our revenue and profitability may be negatively affected by changes in national, regional or local economic conditions and consumer confidence in China. In particular, as we focus our expansion of retail stores in metropolitan markets, where living standards and consumer purchasing power are higher than rural areas, we are especially susceptible to changes in economic conditions, consumer confidence and customer preferences of the urban Chinese population. External factors beyond our control that affect consumer confidence include unemployment rates, levels of personal disposable income, national, regional or local economic conditions and acts of war or terrorism. Changes in economic conditions and consumer confidence could adversely affect consumer preferences, purchasing power and spending patterns. For example, the global financial crisis that occurred in the second half of 2008 has caused, among other things, lower customer spending across China in the first half of 2009, as well as the close down of factories and other businesses in the Pearl River Delta where a significant portion of our stores are located. As a result, sales at our stores located in these areas have declined and may continue to decline due to the emigration of customers from these areas to other regions in China in search of employment or as customers decrease their purchases of our products as a result of worries about economic conditions or reduced incomes. Although we have taken the initiatives to close unproductive stores in affected areas, our ability to reduce costs to offset the results of a prolonged or severe economic downturn is limited given our fixed costs associated with our operations. In addition, we cannot assure you that market conditions will continue to improve in the near future or that our results will not continue to be materially and adversely affected. Furthermore, acts of war or terrorism may cause damage to our facilities, disrupt the supply of the products and services we offer in our stores or adversely impact consumer demand. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

The retail prices of some of our products are subject to control, including periodic downward adjustment, by PRC governmental authorities.
An increasing percentage of our pharmaceutical products, primarily those included in the national and provincial medical insurance catalogs or in the national essential drug list, which are collectively referred to in this annual report as Essential Drug and Reimbursement Lists, are subject to price controls in the form of fixed retail prices or retail price ceilings. See “Item 4. Information on the Company — B. Business Overview — Regulation — Price Controls.” In addition, the retail prices of these products are also subject to periodic downward adjustments as the PRC governmental authorities seek to make pharmaceutical products more affordable to the general public. Since May 1998, the relevant PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products. As of December 31, 2007, 2008 and 2009, 12.7%, 16.4% and 29.2% of the pharmaceutical products we offered were subject to price controls, respectively. In 2007, 2008 and 2009, approximately 4.9%, 4.0% and 7.7% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. Any future price controls or government mandated price reductions may materially reduce our revenue and profitability.
Our retail operations require a number of permits and licenses in order to carry on their business.
Drugstores in China are required to obtain certain permits and licenses from various PRC governmental authorities, including GSP certification. We are also required to obtain food hygiene certificates for the distribution of non- pharmaceutical products. We cannot assure you that we have obtained or maintained all required licenses, permits and certifications to carry on our business at all times, and from time to time we may have not been in compliance with all such required licenses, permits and certifications. Moreover, these licenses, permits and certifications are subject to periodic renewal and/or reassessment by the relevant PRC governmental authorities and the standards of such renewal or reassessment may change from time to time. We intend to apply for the renewal of these licenses, permits and certifications when required by applicable laws and regulations. Any failure by us to obtain and maintain all licenses, permits and certifications necessary to carry on our business at any time could have a material adverse effect on our business, financial condition and results of operations. In addition, any inability to renew these licenses, permits and certifications could severely disrupt our business, and prevent us from continuing to carry on our business. Any changes in the standards used by governmental authorities in considering whether to renew or reassess our business licenses, permits and certifications, as well as any enactment of new regulations that may restrict the conduct of our business, may also decrease our revenue and/or increase our costs and materially reduce our profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or new regulations comes into effect requiring us to obtain any additional licenses, permits or certifications that were previously not required to operate our existing businesses, we cannot assure you that we would successfully obtain such licenses, permits or certifications.
The continued penetration of counterfeit products into the retail market in China may damage our brand and reputation and significantly harm our business and prospects.
There has been continued penetration of counterfeit products into the pharmaceutical retail market in China. Counterfeit products are generally sold at lower prices than the authentic products due to their low production costs, and in some cases are very similar in appearance to the authentic products. Counterfeit pharmaceuticals may or may not have the same chemical content as their authentic counterparts, and are typically manufactured without proper licenses or approvals as well as fraudulently mislabeled with respect to their content and/or manufacturer. Although the PRC government has been increasingly active in combating counterfeit pharmaceutical and other products, there is not yet an effective counterfeit pharmaceutical product regulation control and enforcement system in China. Moreover, while we have implemented a series of quality control procedures in our procurement process, we cannot assure you that we would not be sell counterfeit pharmaceutical products inadvertently. Any unintentional sale of counterfeit products may subject us to negative publicity, fines and other administrative penalties or result in litigation against us. Furthermore, the continued proliferation of counterfeit products and other products in recent years may reinforce the negative image of retailers among consumers in China, and may severely harm the reputation and brand name of companies like us. The continued proliferation of counterfeit products in China could significantly harm our business and prospects as well as have a material adverse effect on our financial condition and results of operations.

Our business and growth may be materially and adversely affected by impending healthcare reforms in China.
The current proposed healthcare reforms in the PRC has, among other things, the stated goal of making healthcare more affordable. In January 2009, the PRC government approved in principle a healthcare reform plan to address the affordability of healthcare services, the rural healthcare system and healthcare service quality in China. In March, 2009, the Chinese government published the healthcare reform plan, which broadly addressed medical insurance coverage, essential medicines, provision of basic healthcare services and reform of public hospitals. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the PRC government is aiming to construct a large number of community clinics in urban areas that will dispense pharmaceutical products at a very low margin, which may potentially result in a decrease in the number of customers visiting our stores. The implementation plan also called for additional government spending on healthcare over the next three years totaling RMB850.0 billion to support the reform plan. Furthermore, such healthcare reform may result in continued downward adjustment as to the pricing of pharmaceutical products listed on the Essential Drug and Reimbursement Lists, the expansion of the pharmaceutical products that are covered by the Essential Drug and Reimbursement Lists or other measures that could adversely affect our business. See “—The retail prices of some of our products are subject to control, including periodic downward adjustment, by PRC governmental authorities.” We cannot assure you that any reform of the healthcare sector in China would not have a material adverse effect on our business and prospects.
We may be subject to fines and penalties if we fail to comply with the applicable PRC laws, rules and regulations governing sales of medicines under the PRC National Medical Insurance Program.
Eligible participants in the PRC national medical insurance program, mainly consisting of urban residents in China, are entitled to buy medicines using their medical insurance cards in an authorized pharmacy, provided that the medicines they purchase have been included in the Essential Drug List and Reimbursement List. The pharmacy in turn obtains reimbursement from the relevant government social security bureaus. Moreover, the applicable PRC laws, rules and regulations prohibit pharmacies from selling goods other than pre-approved medicines when purchases are made with medical insurance cards. We have established procedures to prohibit our drugstores from selling unauthorized goods to customers who make purchases with medical insurance cards. However, we cannot assure you that those procedures will be strictly followed by all of our employees in all of our stores. In the past, there have been incidents involving our store staff selling products other than pre-approved medicines to customers who make payment with medical insurance cards, and we have been subject to negative publicity, fines and other administrative penalties. If any of our drugstores or sales personnel is found to have sold products other than pre-approved medicines to customers who make payment with medical insurance cards, we would be subject to fines or other penalties, and, to the extent we have outstanding claims from government social security bureaus, those claims could be rejected. Either of these cases could damage our reputation as well as have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Our Corporate Structure
If the PRC regulatory bodies determine that the agreements that establish the structure for operating our business in China do not comply with PRC regulatory restrictions on foreign investment in the drugstore industry, we could be subject to severe penalties.
Current PRC laws, rules and regulations limit any foreign investor’s ownership of drugstores to 49.0% if the investor owns interests in more than 30 drugstores in China that sell a variety of branded pharmaceutical products sourced from different suppliers. Substantially all of our operations are conducted through Shenzhen Nepstar Pharmaceutical Company Ltd., or Nepstar Pharmaceutical, our wholly owned operating subsidiary in China, and through its contractual arrangements with several of our consolidated entities in China, including the regional Nepstar companies, in each of which Nepstar Pharmaceutical owns a 49.0% of the equity interest, and Shenzhen Nepstar Information and Technology Service Co., Ltd., or Nepstar IT Service, and Shenzhen Nepstar Management Consulting Co., Ltd., or Nepstar Management Consulting, collectively own the remaining 51.0% of equity interests. The respective beneficial owners of Nepstar IT Service, Liping Zhou, and Nepstar Management Consulting, Feng Tu, are two long-time employees of our company who are PRC citizens. We depend on the regional Nepstar companies to operate substantially all of our retail drugstores and generate a substantial portion of our revenue. We have entered into contractual arrangements with the regional Nepstar companies, Nepstar IT Service and Nepstar Management Consulting, and their respective shareholders which provide us with the ability to retain financial and operating control over these companies and substantially all of the risks and rewards of ownership of these companies.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements. Although we have been advised by our PRC counsel, Beijing Kang Da Law Firm, that based on their understanding of the current PRC laws, rules and regulations, the structure for operating our business in China (including our corporate structure and contractual arrangements with the regional Nepstar companies, Nepstar IT Service and Nepstar Management Consulting and their respective shareholders) complies with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules and regulations, our contractual arrangements will become invalid or unenforceable. In addition, new PRC laws, rules and regulations may be introduced from time to time to impose additional requirements that may be applicable to our contractual arrangements. For example, the PRC Property Rights Law that became effective on October 1, 2007 may require us to register with the relevant government authority the security interests on the equity interests in Nepstar IT Service, Nepstar Management Consulting and each of the regional Nepstar companies granted to us under the equity pledge agreement among Nepstar Pharmaceutical, Nepstar IT Service and Nepstar Management Consulting, and the equity pledge agreement among Nepstar Pharmaceutical, Liping Zhou and Feng Tu. If we are required to register such security interests, failure to complete such registration in a timely manner may result in such equity pledge agreements to be unenforceable against third party claims.
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
Moreover, these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event a dispute arises under these contracts, our ability to conduct our business effectively may be materially compromised.
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

We rely on dividends paid by our consolidated operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our consolidated PRC entities to pay dividends to us could have a material adverse effect on our ability to conduct our business.
We conduct all of our business through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends by our consolidated PRC entities only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. As of December 31, 2009, the accumulated balance of our statutory reserve funds totaled RMB42.8 million (US$6.3 million) and the accumulated profits of our consolidated PRC entities that were available for dividend distribution totaled RMB158.0 million (US$23.1 million). Our statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future, some of our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially restrict our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.
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
While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. In particular, changes in government regulations affecting the drugstore industry in China could affect our financial results. For example, reimbursements under the national medical insurance program became available for purchases of medicines from designated retail pharmacies in 1998, which indirectly benefited our business. In addition, the PRC government authorities have imposed additional restrictions on the advertisement of drugs in recent years, which we expect to increase drug manufacturers’ reliance on retail drugstores to build brand familiarity among the general public. Furthermore, regulations were passed in 2005 to encourage the separation of pharmacy functions from the medical services offered by hospitals. However, in 2008, the enforcement of a PRC regulation restricting drugstores from selling products with certain steroid ingredients had a negative impact on our revenue growth. In any event, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
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
The State Administration of Foreign Exchange, or the SAFE, issued a public notice in October 2005, or the 2005 SAFE Notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch. In addition, relevant SAFE rules also require any share option plan adopted by the offshore special purpose company to be filed with the local SAFE branch when the offshore special purpose company is registered with the local SAFE branch, and such registration must be amended when optionees exercise their share options offshore. Simin Zhang, a PRC resident and the beneficial owner of our current controlling shareholder, has registered with the local SAFE branch as required by the 2005 SAFE Notice, and we are in the process of filing our share option scheme with the local SAFE branch.
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
The PRC Corporate Income Tax Law, or the CIT Law, provides that a maximum income tax rate of 20% is applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income is derived from the operations of our operating subsidiaries located in the PRC. Therefore, dividends paid to us by our subsidiaries in China are subject to income tax if we are considered a “non-resident enterprise” under the CIT Law. If we are required under the CIT Law and its implementation regulations to pay income tax for any dividends we receive from our subsidiaries, it may materially reduce our net income and the amount of dividends, if any, and we may pay to our shareholders and ADS holders.
In addition, under the CIT Law, the Notice of the State Administration of Taxation on Overview of Treaty Dividends Withholding Tax Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which was effective on January 1, 2007 in the PRC, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which was issued on October 27, 2009, dividends from our PRC subsidiaries paid to us may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if we are considered as a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. Although we are a Cayman Islands incorporated Company, we have received from the relevant tax authorities in Hong Kong a certification of resident status and are considered as a Hong Kong tax resident and subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. We have determined that we have qualified for the 5% withholding tax rate pursuant to the Double Taxation Arrangement (Hong Kong). However, we continue to actively monitor the level of withholding tax in which we may be subject and are continuing to evaluate appropriate organizational changes, if any, to minimize the corresponding tax impact.
We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income.
The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and profitability, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempt under the CIT Law to a PRC resident recipient.
Dividends payable by us to our shareholders and ADS holders and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.
Under the CIT Law and implementation regulations, PRC income tax at the rate of 20%, which is further reduced to 10% under the implementation rules or applicable rate specified in a tax treaty, is applicable to dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% PRC income tax rate (or the applicable tax rate if so specified in a tax treaty between the PRC and other country or region) if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise”, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC income tax. If we are required under the CIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises”, or if you are required to pay PRC income tax on the capital gain derived from the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs would decrease materially.

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
We converted approximately US$350.0 million net proceeds from our initial public offering into Renminbi in January 2008 in compliance with SAFE’s relevant procedural requirements. However, we were informed by SAFE’s Shenzhen branch in 2009 that, as the stated purpose for the conversion of the net proceeds at the time was not entirely consistent with our subsequent use of such proceeds, the SAFE may impose a monetary penalty against us as a result. We have not received any subsequent notices from the SAFE relating to such penalty and do not know, as of the date of this annual report, when such penalty may be imposed, if at all, and the amount of such penalty. In addition, we are not aware of other similar cases in which a monetary penalty is imposed. Any such penalty may have a material adverse effect as to our financial condition and results of operations as well as damage our reputation.

The approval of the Chinese Securities Regulatory Commission, or the CSRC, might have been required in connection with our initial public offering, and, if required, we could be subject to sanction, fines and other penalties.
On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation, which became effective on September 8, 2006, and was amended on June 22, 2009, that purports to require an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC. Our PRC counsel, Beijing Kang Da Law Firm, has advised us that:
•	the CSRC approval requirement applies to SPVs that acquired equity interests in PRC companies through share exchanges and using cash; and
•
based on their understanding of the current PRC laws, rules and regulations and the new regulation, unless there are new PRC laws, rules and regulations or clear requirements from the CSRC in any form that require the prior approval of the CSRC for the listing and trading of any SPV’s securities on an overseas stock exchange, the new regulation does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the New York Stock Exchange, because we completed our reorganization under which the equity interests in our consolidated PRC entities were transferred to China Nepstar, an overseas SPV, prior to September 8, 2006, the effective date of the new regulation.

The interpretation and application of this regulation remains unclear, and we cannot assure you that our initial public offering did not require approval from the CSRC. If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In that case, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, restrict or prohibit payment or remittance of dividends, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.
The regulations also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce, or MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise in which any of the following situations exists: (i) the transaction involves an important industry in China; (ii) the transaction may affect national “economic security”; or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. As we may grow our business in part by acquiring complementary businesses in the future, complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions. Any such delay or inability to obtain applicable approvals to complete our potential future acquisitions could affect our ability to expand our business or maintain our market share.
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
In addition, the U.S. capital markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
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
We believe that we were not a passive foreign investment company, or a PFIC, for our taxable year ending on December 31, 2009, although there can be no assurance in this regard. However, we believe that we may be a PFIC for our current taxable year or that we may become one in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.
Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2009, although there can be no assurance in this regard. However, due to the volatility of the market price of our ADSs and ordinary shares in recent market conditions, we believe that we may be a PFIC for our current taxable year or that we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. In addition, if it is determined that we own directly or indirectly 49.0%, but not the remaining 51.0%, of the equity interests in the regional Nepstar companies for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending on December 31, 2009, the current taxable year or in the future.
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
ITEM 4.   INFORMATION ON THE COMPANY
A. History and Development of the Company
China Nepstar is incorporated in the Cayman Islands. Our principal executive offices are located at 6th Floor, Tower B, Xinnengyuan Building, Nanhai Road, Nanshan District, Shenzhen, Guangdong Province 518054, People’s Republic of China. Our telephone number is (86) 755-2643-3366 and our website is www.nepstar.cn. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
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
On August 13, 2004, Mr. Simin Zhang incorporated China Neptunus Drugstore Holding Ltd. in the British Virgin Islands, or Neptunus BVI, and on August 20, 2004, Neptunus BVI incorporated China Nepstar in the Cayman Islands. Upon incorporation, China Nepstar issued 115 million ordinary shares, of which 107.8 million shares, or 93.7%, were issued to Neptunus BVI. The remaining shares were issued to China Star Chain Ltd., or China Star Chain, a British Virgin Islands company beneficially owned by management team of Nepstar Health. China Nepstar became the holding company of the Nepstar group companies after it acquired all outstanding equity interests in Nepstar Commerce and Nepstar Electronic from their respective shareholders in September 2004.
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
Since our inception, we have conducted our operations in China primarily through Nepstar Pharmaceutical, which became a wholly foreign-owned enterprise in China in August 2004 as the result of our restructuring in 2004. As applicable PRC laws, rules and regulations effectively limit any foreign investor’s ownership of drugstores to 49.0% if the investor owns interests in more than 30 drugstores in China that sell a variety of branded pharmaceutical products sourced from different suppliers, we undertook another restructuring in May 2007. In connection with the May 2007 restructuring, Nepstar Commerce, Nepstar Electronic and Nepstar Pharmaceutical transferred all or part of their interests in regional Nepstar companies to two newly established PRC companies, Shenzhen Nepstar Information & Technology Service Co., Ltd., or Nepstar IT Service, and Shenzhen Nepstar Management Consulting Co., Ltd., or Nepstar Management Consulting, which are wholly owned by Liping Zhou and Feng Tu, respectively. Liping Zhou and Feng Tu are both employees of our company and PRC citizens. Nepstar Pharmaceutical currently operates its drugstore business in China through a series of contractual arrangements it has entered into with Nepstar IT Service, Nepstar Management Consulting and their shareholders so as to retain control over the regional Nepstar companies and to retain economic risks and rewards of these entities. See “Item 4. Information on the Company — C. Organizational Structure.” After we completed our restructuring in May 2007, neither Nepstar Commerce nor Nepstar Electronic retained any direct ownership interest in any of the regional Nepstar companies. Although we have been advised by our PRC counsel, Beijing Kang Da Law Firm, that based on their understanding of the current PRC laws, rules and regulations, the structure for operating our business in China (including our corporate structure and contractual arrangements with the regional Nepstar companies, Nepstar IT Service and Nepstar Management Consulting and their respective shareholders) complies with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules and regulations, our contractual arrangements will become invalid or unenforceable. See “Item 3. Key Information — D. Risk Factors — Risks Related To Our Corporate Structure — If the PRC regulatory bodies determine that the agreements that establish the structure for operating our business in China do not comply with PRC regulatory restrictions on foreign investment in the drugstore industry, we could be subject to severe penalties.”
On November 9, 2007, our ADSs were listed on the New York Stock Exchange.
On May 19, 2008, Nepstar Pharmaceutical entered into a Transfer Agreement with Pacific Gateway Capital Company Ltd. to sell the 51% of equity interest it owns in Medicine Shoppe for RMB2.5 million in cash. The carrying value of our share of Medicine Shoppe’s net assets was RMB2.3 million as of March 31, 2008.

In January 2009, our board of directors approved the termination of a voting rights agreement which had assigned 30% of the total voting rights of JZJ to us. JZJ’s other shareholders have expressed an intention to pursue the listing of the portion of the equity interest they hold in JZJ on the Shenzhen Stock Exchange in three years through a holding company. As of December 31, 2008, JZJ had 355 drugstore outlets, all of which were located in Yunnan province in southwestern China. As a result of the termination of the voting rights agreement, beginning in the first quarter of 2009, JZJ is no longer a consolidated subsidiary of China Nepstar and is accounted for under the equity method of accounting. See note 11 of our audited consolidated financial statements included in this annual report.
In 2007, 2008 and 2009, our capital expenditures totaled RMB68.4 million, RMB187.8 million and RMB81.7 million (US$12.0 million), respectively. In the past, our capital expenditures were used primarily to open drugstores, acquire drugstores through business combinations, set up distribution centers and install and upgrade our information management systems in China. We estimate that our capital expenditures in 2010 will range from approximately RMB100 million to RMB200 million, which we plan to use to open new stores, acquire additional drugstores and build new distribution centers in China.
B. Business Overview
We are the largest retail drugstore chain in China, with a network of 2,479 directly operated stores spanning 71 cities across 14 provinces and direct-controlled municipalities in China as of December 31, 2009.
We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo, and Suzhou, in terms of store count. According to the China Drugstore Magazine, a leading trade publication for the drugstore industry in China, we had the highest revenue among all directly operated retail drugstore chains in China in 2007, 2008 and 2009.
The drugstore industry in China remains highly fragmented. According to the statistics quoted by the PRC Ministry of Commerce, in December, 2009, there were approximately 360,000 drugstore outlets in China. We estimate that our share of the retail market of pharmaceutical products in China was less than 2% of the total transaction value in 2009.
We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. Unlike most other drugstores and retail drugstore chains in China, we also offer private label products, which we believe distinguishes our company from our key competitors. We launched our first private label products in September 2005 and offered 1,524 private label products as of December 31, 2009. Sales of our private label products accounted for 29.0% of our revenue and 43.3% of our gross profit in 2009.
Our Store Network
We are the largest retail drugstore chain in China based on the number of directly operated stores, with a store network comprised of 2,479 directly operated stores as of December 31, 2009. According to the China Drugstore Magazine, we had the highest revenue among all directly operated retail drugstore chains in China in 2007, 2008 and 2009. As the drugstore industry in China is highly fragmented, we estimate that our share of the retail market of pharmaceutical products in China was less than 2% of the total transaction value in each of these three years.
We believe we have succeeded in building a national retail drugstore chain with an extensive footprint in China by operating a store network spanning 71 cities across 14 provinces and direct-controlled municipalities. We believe that we have the leading market position in a number of the most economically developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo and Suzhou, in terms of store count.

We operate all of our stores directly, which we believe is critical in building a strong brand name and offering a more consistent customer experience across our store network. Moreover, we believe direct operation of our drugstores is very important to our success in the retail drugstore chain business in China, given the highly fragmented market, the relatively small size of other retail drugstore chains and their short operating histories. Through a decade of direct operating experience, we have developed standards among various aspects of drugstore operations in order to provide a high quality of services in all of our stores. Direct operation also enables us to better select store locations that meet the consumer traffic requirements, target new neighborhoods and allows us to leverage our existing distribution centers. In addition, our direct operation business model allows us to operate a relatively centralized and streamlined organizational structure, which enables us to expedite decision making and thus deploy our financial, operational and management resources more effectively. Furthermore, our business model also allows us to address local demand for specific products and services more accurately, to control our corporate overhead expenses and to provide uniform and high-quality training for our employees.
We carefully select our store sites to maximize consumer traffic, store visibility and convenience for our customers. Substantially all of our stores are located in well-established urban residential communities in 71 cities in China, where living standards and consumer purchasing power are generally higher than in rural areas. The following table sets forth the number of stores we owned and operated as of the dates indicated in the following top ten cities that we operated in as of December 31, 2009:

	As of December 31,
City	2007	2008	2009
Shenzhen	311	433	428
Hangzhou	144	188	195
Dalian	174	194	192
Ningbo	96	178	186
Guangzhou	161	175	171
Dongguan	94	140	138
Tianjin	66	105	114
Qingdao	24	82	105
Suzhou	70	86	92
Nanjing	60	82	84
Others	802	1,046	774

Total	2,002	2,709	2,479

The following table provides a history of our store openings and acquisitions as of the dates indicated:

	As of December 31,
	2007	2008	2009
Number of stores at the beginning of the period	1,446	2,002	2,709
Effect of deconsolidation of JZJ	—	—	355	*
Acquired stores during the period	—	144	7
Stores closed during the period	38	75	113
New stores opened during the period	594	638	231
Number of stores at the end of the period	2,002	2,709	2,479

*
Effective January 5, 2009, we terminated a voting rights agreement, which assigned 30% of the total voting rights of JZJ to us. As a result, JZJ is no longer our consolidated subsidiary and has been accounted for under the equity method of accounting since January 2009. As of December 31, 2008, JZJ had 355 drugstore outlets, all of which were located in the Yunnan Province.

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
Product Offerings
Our merchandise can be broadly classified into the following categories:
Prescription Drugs. We offer approximately 3,000 prescription drugs. We accept prescriptions only from licensed health care providers and do not prescribe medications or otherwise practice medicine. Our in-store pharmacists verify the validity, accuracy and completeness of all prescription drug orders. We request that all prescription drug customers provide us with information regarding drug allergies, current medical conditions and current medications. Our in-store pharmacists also perform a drug utilization review in which they cross-check every prescription against the customer’s submitted information for drug, disease and allergy interactions. Sales of prescription drugs accounted for 23.2% of our revenue in 2009.
OTC Drugs. We offer approximately 3,000 OTC drugs, including western medicines and traditional Chinese medicines, for the treatment of common diseases. Sales of OTC drugs accounted for 36.9% of our revenue in 2009.
Nutritional Supplements. We offer approximately 600 nutritional supplements, including a variety of healthcare supplements, vitamins, minerals and dietary products. Nutritional supplements normally generate higher gross margins than prescription and OTC drugs. Sales of nutritional supplements accounted for 20.6% of our revenue in 2009.

Herbal Products. We offer various types of drinkable herbal remedies and packages of assorted herbs for making soup, which are used by consumers as health supplements. Herbal products typically have higher gross margins than prescription and OTC drugs. Sales of herbal products accounted for 3.6% of our revenue in 2009.
Other Products. Our other products include personal care products such as skin care, hair care and beauty products, family care products such as portable medical devices for family use, birth control and early pregnancy test products and convenience products, including soft drinks, packaged snacks, and other consumables, cleaning agents and stationery. Our other products also include seasonal and promotional items tailored to local consumer demand for convenience and quality. We believe offering these products increases customer visits by increasing the shopping convenience for our customers. Sales of other products accounted for 15.7% of our revenue in 2009.
Private Label Products
We launched our first private label product in September 2005, and since then our private label portfolio has increased to 1,524 products marketed under 131 private labels, covering all categories of products we offer. In 2009, private label products accounted for approximately 29.0% of our revenue and 43.3% of our gross profit. We believe private label branding gives us more freedom and flexibility in pricing and more control over product attributes and quality.
Some of our successful private labels include “Qianlong,” which we introduced in January 2006 to market a variety of OTC drugs including gastrointestinal and dermatological products, and “Wisconsin,” which we introduced in November 2006 to market 20 different types of nutritional supplements manufactured in the United States.
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
Many of our promotion programs are designed to encourage manufacturers to invest resources to market their brands within our stores. We typically receive from the manufacturers certain fees that offset part of our promotional costs to promote such manufacturers’ products. We believe that manufacturer promotions improve our customers’ shopping experience because manufacturers provide purchasing incentives and information to help customers to make informed purchase decisions. We work to maintain strong inventory positions for merchandise featured in our promotions, as we believe this increases the effectiveness of our spending on promotion activities.

As part of our marketing efforts and in order to build customer loyalty, we launched our “Loyal Customer” scheme in 1999. As of December 31, 2009, this program had more than 12.0 million members, approximately 5.0 million of whom were active customers of our stores, which are defined as customers who make purchase from our stores at least once a year and whose contact information is available in our database. Our member customers are entitled to receive free healthcare circulars published by our stores and gain one loyalty point for every RMB1.0 spent on our products. Loyalty points may be used to exchange for gifts as well as used as discounts for future purchases. At the end of each calendar year, unutilized loyalty points are forfeited and cannot be carried forward.
We maintain a database of our loyalty scheme membership, including customer profiles and purchasing records, which helps us to tailor our promotional programs to meet our customers’ specific needs. On average, members of our loyalty scheme spend approximately 1.4 times more per sales transaction than non-member customers, and our member customers purchase more frequently from our stores than non-member customers. Sales to our member customers accounted for 58.6% of our revenue in 2009.
The following table sets forth the approximate number of our loyalty scheme members as of the dates indicated:

	As of December 31,
	2007	2008	2009
	(In thousands)
Members	7,075	10,250	11,988	*
Active members	3,643	5,190	4,980	*

*	Does not include the loyalty scheme members that belonged to JZJ, which is no longer our consolidated subsidiary and has been accounted for under the equity method of accounting since January 2009.
We have partnered with a number of retailers in Shenzhen, Guangzhou and Dalian to offer promotional benefits to our loyalty scheme members when they purchase products or services from these other retailers. Our promotional partners include stores selling food, eye glasses, shoes and other consumer products and shops providing dry cleaning, health examination and other services. From time to time, we also launch joint promotional campaigns with our loyalty scheme partners by providing free gifts to members. We believe these joint promotional efforts not only enhance the attractiveness of our loyalty program, but also widen our customer base.
We run advertisements periodically in selected newspapers to promote our brand and the products carried in our stores. Under our agreements with certain newspapers, we run one-page weekly or monthly advertisements in these newspapers, and the newspapers publish healthcare-related feature articles relating to the products we advertise near the dates of our advertisements. In selected cities, we promote our brand and products using billboards and on the passenger compartments of subway trains. In most cases the advertising expenses are borne by the manufacturers of the products being advertised. Our advertisements are designed to promote our brand, our corporate image and the promotions of products available for sale in our stores.
In November 2008, we entered into a definitive agreement with China Merchants Bank and Lakala Beijing Billing Service Co., Ltd. or Lakala, to install the Xinfu Tong electronic payment terminals in all of our stores. By the end of 2009, Xinfu Tong terminals were installed in over 1,500 of our stores. The installation of Xinfu Tong terminals was intended to increase foot traffic in the stores, as Xinfu Tong terminals enable consumers to make payments on their credit card bills, utility bills and mobile phone bills.
In November 2009, we entered into a strategic cooperation agreement with ATMU (China) Technology Co., Ltd., a subsidiary of ATMU Inc., one of the largest ATM operators in China, to install ATMs in our stores. ATMU plans to complete initially 1,000 ATM installations in our existing stores by the end of 2010.

Customers
During 2009, our stores served an average of approximately 171,940 customers per day. Our typical customers are urban residents in major Chinese cities. We periodically conduct qualitative customer surveys in cities in which we operate more than 100 drugstores, helping us to build a stronger understanding of our market position and our customers’ purchasing habits. In addition, we sell prescription and OTC drugs to non-retail customers who choose to purchase from us rather than from manufacturers and distributors of pharmaceutical products directly, as these non-retail customers believe they can leverage the economies of scale realized by our greater purchasing power and obtain better pricing terms from us than directly purchasing the same products from the manufacturers and distributors. Sales to these non-retail customers accounted for less than 1% of our revenue in each of 2008 and 2009. We do not allow product returns for our sales to our non-retail customers.
Our sales to retail customers are paid by cash or debit or credit cards, or by medical insurance cards under the national medical insurance program. We obtain payments from the relevant government social security bureaus, for sales made to eligible participants in the national medical insurance program on a monthly basis. See “— Regulation — Reimbursement under the National Medical Insurance Program.” As of December 31, 2009, 861, or 34.7% of our stores are designated stores under the PRC national medical insurance program.
Procurement
We currently source our merchandise from approximately 1,580 suppliers, including 640 manufacturers and approximately 940 wholesalers. In 2009, 67.2% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 3.0% of our total purchases in 2009. The transaction value of purchases from our largest five suppliers accounted for 13.0.% of our total purchases in 2009. We believe that competitive sources are readily available for substantially all of the merchandise we carry in our stores, and our strategy is to consolidate our procurement through centralized purchasing from fewer suppliers.
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
Distribution
Our stores are supported by our national distribution center located near our headquarters in Shenzhen and 12 regional distribution centers serving our drugstores located in 71 cities across China.
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
In 2009, we fine-tuned and adjusted our ERP, system, which integrates company-wide accounting and operating systems and helps improve inventory management and enhances data analysis capabilities. We are evaluating our ERP system before deciding on when to introduce the phase II implementation of the system.
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
Cash Control
A substantial portion of our sales are made in cash, and we have adopted strict cash control procedures in all of our stores. In particular, the details of each sales event are recorded in our integrated information management system, and the cash generated at our stores is collected and deposited daily in designated bank accounts, which are controlled by our headquarters. Our staff working in the stores perform daily reconciliation of sales record with the cash received. Our finance department then reviews the monthly reconciliation of sales data collected on our information management system with cash receipts as confirmed by the banks. The cash needs of each regional Nepstar company are dispatched centrally on a weekly basis based on budgeted amounts.
Quality Control
We have selected 294 manufacturers as suppliers of our private label products after reviewing product selection, quality and manufacturing, packaging, transportation and storage capabilities as well as cost competitiveness. We had selected these vendors out of a large number of manufacturers after reviewing these manufacturers’ GMP compliance status and their product quality, manufacturing facilities and technology, packaging, transportation and storage capabilities as well as the cost competitiveness of their products.
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
Insurance
We maintain property insurance policies covering our distribution centers, stores and vehicles for losses due to fire, earthquake, flood and a wide range of other disasters. We also maintain insurance policies covering our inventories in transit from our distribution centers to our stores. Our total insurance coverage totaled approximately RMB812.2 million in 2009 and we have paid approximately RMB0.6million in insurance premiums for the coverage. In addition, like other similar companies in China, we do not carry product liability insurance, and we do not have any business interruption insurance due to the limited coverage of any business interruption insurance in China. We consider our current insurance coverage to be adequate. However, successful product liability and personal injury claims and uninsured damages to any of our distribution centers and our stores could have a material adverse effect on our financial condition and results of operations.
Regulation
As a distributor and retailer of pharmaceutical products, we are subject to regulation and oversight by different levels of the food and drug administration in China, in particular, the State Food and Drug Administration, or the SFDA. In November 2009, the PRC Ministry of Commerce and the SFDA jointly issued a notice to strengthen the PRC Ministry of Commerce’s regulation of drugstores.
The Law of the PRC on the Administration of Pharmaceutical Products, as amended, provides the basic legal framework for the administration of the production and sale of pharmaceutical products in China and governs the manufacturing, distributing, packaging, pricing and advertising of pharmaceutical products in China. The corresponding implementation regulations set out detailed rules with respect to the administration of pharmaceuticals in China. We are also subject to other PRC laws, rules and regulations that are applicable to business operators, retailers and foreign-invested companies.
Distribution of Pharmaceutical Products
A distributor of pharmaceutical products must obtain a distribution permit from the relevant provincial- or designated municipal- or county-level food and drug administration. The grant of such permit is subject to an inspection of the distributor’s facilities, warehouses, hygienic environment, quality control systems, personnel and equipment. The distribution permit is valid for five years, and the holder must apply for renewal of the permit within six months prior to its expiration. In addition, a pharmaceutical product distributor needs to obtain a business license from the relevant administration for industry and commerce prior to commencing its business. All of our consolidated entities that engage in the retail pharmaceutical business have obtained necessary pharmaceutical distribution permits, and we do not expect any difficulties for us to renew these permits and/or certifications.

In addition, under the Supervision and Administration Rules on Pharmaceutical Product Distribution promulgated by the SFDA on January 31, 2007, and effective May 1, 2007, a pharmaceutical product distributor is responsible for its procurement and sales activities and is liable for the actions of its employees or agents in connection with their conduct of distribution on behalf of the distributor. A retail distributor of pharmaceutical products is not allowed to sell prescription pharmaceutical products, or Tier A OTC pharmaceutical products, listed in the Essential Drug List and Reimbursement List without the presence of a certified in-store pharmacist. See “— Reimbursement under the National Medical Insurance Program.”
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
Advertisement of Pharmaceutical Products
In order to prevent misleading advertising of pharmaceutical products, the PRC Ministry of Health, the SAIC and the SFDA jointly promulgated the Standards for Examination and Publication of Advertisements of Pharmaceutical Products and Rules for Examination of Advertisement of Pharmaceutical Products in March 2007. Under these regulations, the advertising of certain pharmaceutical products is prohibited, and the advertising of prescription pharmaceutical products may only be made in authorized medical magazines. In addition, an approval must be obtained from the provincial level of the food and drug administration before a pharmaceutical product may be advertised. Such approval, once obtained, is valid for one year.
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
Price Controls
The retail prices of some pharmaceutical products sold in China, primarily those included in the Essential Drug and Reimbursement Lists and those pharmaceutical products whose production or distribution are deemed to constitute monopolies, are subject to price controls in the form of fixed prices or price ceilings. In particular, manufacturers or distributors cannot freely set or change the retail price for any price-controlled product above the applicable price ceiling or deviate from the applicable fixed price imposed by the PRC government. The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject to notification to the provincial pricing authorities. The National Development and Reform Commission, or the NDRC, may grant premium pricing status to certain pharmaceutical products that are subject to price controls, and may set the price-ceiling of pharmaceutical products that have obtained such status at a level that is significantly higher than comparable products.
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
Since May 1998, the relevant PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products. As of December 31, 2007, 2008 and 2009, 12.7%, 16.4% and 29.2% of the pharmaceutical products we offered were subject to price controls, respectively. In 2007, 2008 and 2009, approximately 4.9%, 4.0% and 7.7% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. Any future price controls or government mandated price reductions may have a material adverse effect on our financial condition and results of operations, including significantly reducing our revenue and profitability.
Reimbursement under the National Medical Insurance Program
Eligible participants in the national medical insurance program, mainly consisting of urban residents, are entitled to purchase medicine when presenting their medical insurance cards in an authorized pharmacy, provided that the medicine they purchase have been included in the Essential Drug and Reimbursement Lists. Depending on relevant local regulations, authorized pharmacies either sell medicine on credit and obtain reimbursement from relevant government social security bureaus on a monthly basis, or receive payments from the participants at the time of their purchases, and the participants in turn obtain reimbursement from relevant government social security bureaus.

Medicine included in the Essential Drug and Reimbursement Lists is divided into two tiers. Purchases of Tier A pharmaceutical products are generally fully reimbursable, except that certain Tier A pharmaceutical products are only reimbursable to the extent the medicine is used for purposes specifically stated in the Essential Drug and Reimbursement Lists. Purchasers of Tier B pharmaceutical products, which are generally more expensive than Tier A pharmaceutical products, are required to make a certain percentage of co-payments, with the remaining amount being reimbursable. The percentage of reimbursement for Tier B OTC pharmaceutical products varies in different regions in the PRC. Factors that affect the inclusion of medicine in the Essential Drug and Reimbursement Lists include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public.
The PRC Ministry of Labor and Social Security, together with other government authorities, has the power to determine every two years which medicines are included in the national medical insurance catalog, under which of the two tiers the included medicine falls, and whether an included medicine should be removed from the catalog. Provincial governments are required to include all Tier A medicines listed on the national medical insurance catalog in their respective provincial Essential Drug and Reimbursement Lists. For Tier B medicines listed in the national medical insurance catalog, provincial governments have the discretion to adjust upwards or downwards by no more than 15% from the number of Tier B medicine listed in the national medical insurance catalog that is to be included in their respective provincial Essential Drug and Reimbursement Lists. The amount in a participant’s individual account under the program varies, depending on the amount of contributions from the participant and his or her employer. Generally, participants under the national medical insurance program who are from relatively wealthier parts of China and metropolitan centers have greater amounts in their individual accounts than those from other parts of the country. Different regions in China have different requirements regarding the limitations on reimbursements in excess of the amounts in the individual accounts.
Sales of Nutritional Supplements and Other Food Products
According to the PRC Food Safety Law that took effect on June 1, 2009 and the Rules on Food Safety Certificate that took effect on July 30, 2009, a distributor of nutritional supplements and other food products must obtain the relevant license for food distribution from relevant local regulatory authorities. The license holder is responsible for establishing and improving its internal rules and management for the food to be distributed, such as establishing internal safety management rules and health examination system, establishing and maintaining employees’ health records and keeping records of food inspection and distribution. The license for food distribution is valid for three years, and the holder must apply for renewal of the license within 30 days prior to its expiration.
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
Dividend Distribution
The principal laws, rules and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), as amended in October 2005, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our consolidated PRC entities, including wholly foreign owned enterprises, or WFOEs, and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities, including WFOEs and domestic companies, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the accumulated amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends. As of December 31, 2009, the accumulated balance of our statutory reserve funds totaled RMB42.8 million (US$6.3 million) and the accumulated profits of our consolidated PRC entities that were available for dividend distribution totaled RMB158.0 million (US$23.1 million).
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
D. Property, Plant and Equipment
Our corporate headquarters are located in Shenzhen, where we lease an aggregate of 1,413 square meters of office space. As of the date of this annual report, we operated one national distribution center located near our headquarters and 12 regional distribution centers with a combined total of approximately 46,237 square meters of space.

Substantially all of our store space is leased from third parties. Our leases in respect of those properties generally have a five year term. As of December 31, 2009, 900 leases (covering an aggregate gross floor area of approximately 107,990 square meters, equivalent to approximately 33.15% of the total gross floor area of properties we occupied) will terminate within two years. We must negotiate with the landlords for an extension of the old leases or enter into new leases upon their termination, and our landlords may request a rent increase. Under applicable PRC law, we have priority over other potential lessees with respect to the leased store space on the same terms. Our community stores are normally relatively small in size and the facilities inside the store are easily movable. As a result, we do not expect our drugstore operations to be materially and adversely affected by any failure to renew or enter into new leases.
As of December 31, 2009, we had 2,488 leased properties with an aggregate gross floor area of 326,002 square meters. Approximately 24.7% of these leased properties had defects in their legal titles. Of all of the properties with defects in legal titles, 80,585 square meters were used as drugstores, equivalent to approximately 29.8% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds cannot be obtained from the relevant landlord; and (ii) the identity of the landlord as it appears on the relevant leasing contract does not match the identity of the registered owner as it appears on the property title deeds and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the former type of defects in title was 30,052 square meters, or approximately 11.1% of the total gross floor area of our drugstores and with the latter type of defects in title was 50,533 square meters, or approximately 18.7% of the total gross floor area of our drugstores. In addition, 57,261 square meters, or approximately 17.6% of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We do not possess clear leasehold titles or written agreements providing for usage rights in respect of some of our occupied properties.”
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
A. Operating Results
Overview
Since our inception in 1995, we have rapidly expanded our operations, through organic growth and selective acquisitions of drugstores in China. Our directly operated drugstores increased from 2,002 as of December 31, 2007 to 2,709 as of December 31, 2008. In January 2009, our board of directors approved the termination of a voting rights agreement which had assigned 30% of the total voting rights of JZJ to us. As of December 31, 2008, JZJ had 355 drugstore outlets, all of which were located in Yunnan province in southwestern China. As a result of the termination of the voting rights agreement, beginning in the first quarter of 2009, JZJ was no longer a consolidated subsidiary of China Nepstar, and subsequently has been accounted for under the equity method. See note 11 to our audited consolidated financial statements included in this annual report. Furthermore, we no longer take into account the store count of JZJ in our total store count. As of December 31, 2009, we had a total of 2,479 directly operated drugstores, with the decrease in operated stores from that as of December 31, 2008 resulting principally from the deconsolidation of the JZJ stores.

In March, 2008, we completed the acquisition of all of the 68 drugstores (including inventory and store equipment) owned by Ningbo New Century Medical Ltd. for cash consideration of RMB31.7 million (US$4.6 million). In the same month, we completed the purchase of all 18 of Dongguan Hui Ren Tang Pharmaceutical Co., Ltd.’s directly operated chain drugstores in Dongguan City, Guangdong Province for a cash consideration of RMB2.3 million (US$0.3 million). In September, 2008, we completed the acquisition of all of the 40 drugstores (including inventory and store equipment) owned by Qingdao Kangjie Chain Drugstore Ltd. for cash consideration of RMB16.0 million (US$2.3 million). In October 2008, we completed the acquisition of 16 drugstores from Chengdu Ruihua Medical Ltd. for a consideration of RMB7.5 million (US$1.1 million). We accounted for these acquisitions using the purchase method of accounting under SFAS 141, Business Combination.
In 2009, we acquired a total of seven stores, consisting of five in Beijing from Beijing Zeruntong Medical Ltd. and two in Shanghai from Shanghai Riye Chain Co., Ltd. We also entered into definitive agreements to acquire six other stores from Shanghai Riye Chain Co., Ltd., six stores from Xiang Yun Kang Drugstore Chain in Beijing and eight stores form Ren Ren Hao Chain Drugstore in Wenzhou. Seventeen of these stores were integrated into our store network as of the date of this annual report with the remaining three stores from Shanghai Riye Chain Co., Ltd. to be integrated into our network pending regulatory approval. We accounted for these acquisitions using the acquisition method of accounting under SFAS 141 (R), Business Combination, included in FASB ASC Topic 805, Business Combination.
We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo and Suzhou in terms of store count. Our total revenue was RMB1,954.7 million, RMB2,396.6 million and RMB2,217.6 million (US$324.9 million) and our net income was RMB156.1 million, RMB199.2 million and RMB140.0 million (US$20.5 million) in 2007, 2008 and 2009, respectively.
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

The Size of the Retail Market of Pharmaceutical Products in China and Changes in Government Regulations Affecting the Drugstore Industry
Our business and revenue growth depend on the size of the retail market of pharmaceutical products in China. Retail sales of pharmaceutical products in China have grown significantly in recent years. However, the recent global financial crisis has caused, among other things, lower customer spending across China, as well as the closing of factories and other businesses in the Pearl River Delta where a significant portion of our stores are located. As a result, sales at our stores located in these areas have declined due to the emigration of customers from these areas to other regions in China in search of employment or as customers decrease their purchases of our products as a result of worries about economic conditions or reduced incomes. In the medium -to long-term, we believe that future growth in the Chinese drugstore industry will be driven by compelling industry fundamentals and favorable demographics. In particular, the increasing wealth and disposable income of Chinese people, an aging and more health conscious population and continued urbanization will contribute to the continued growth of the drugstore industry in China in the foreseeable future.
The drugstore industry in China is highly fragmented. As the largest retail drugstore chain in China based on the number of directly operated stores, we had the highest revenue among all directly operated retail drugstore chains in China in 2007, 2008 and 2009, according to China Drugstore Magazine. We believe there is a significant potential for our future growth.
In particular, regulatory changes in China are expected to affect the growth of drug sales at retail drugstores. On one hand, beginning in 1998, reimbursements under the national medical insurance program have become available for purchases of medicines from designated retail pharmacies. In addition, the PRC government authorities have imposed additional restrictions on the advertisement of drugs in recent years, which we expect to increase drug manufacturers’ reliance on retail drugstores to build brand familiarity among the general public. Furthermore, regulations were passed in 2005 to encourage the separation of pharmacy functions from the medical services offered by hospitals. On the other hand, in 2008, the enforcement of a PRC regulation restricting drugstores from selling products with certain steroid ingredients had a negative impact on our revenue growth.
In March 2009, the State Council announced plans to establish community health clinics in urban areas, which would provide essential drugs to patients at or near cost. While we believe that these community health clinics will primarily serve lower income, more price sensitive customers, compared to those primarily served by our stores, these community health clinics may attract customers who would otherwise purchase drugs from our stores, alter foot traffic into our stores or otherwise directly or indirectly compete with us, which could have a material adverse effect on our financial condition, results of operations and prospects.
In August 2009, the PRC Ministry of Health established the Essential Drug List, which contains 205 chemical drugs and 102 traditional Chinese medicines. In October 2009, the NDRC implemented pricing ceilings on 2,349 pharmaceutical products, including drugs or medicines which are on the Essential Drug and Reimbursement Lists, including 1,728 pharmaceutical products carried by our stores. Due in part of the implementation of these pricing ceilings, our gross margins experienced downward pressure in 2009 as compared to 2008. If more pharmaceutical products carried by our stores become subject to price ceilings or if any reductions in existing price ceilings are implemented, our gross margins could be further reduced and our net income and profitability could be materially reduced.
We expect regulatory changes to continue to have significant impact on the growth of retail pharmacies, and consequently the growth of drugstore chains like us in the long term.
As the largest retail drugstore chain in China with a proven track record of expansion, we believe that our extensive store network and operational expertise, strong brand name and expansion plan provide us with a strong platform and we are well-positioned to capture growth opportunities in China’s drugstore industry.

Our Ability to Manage the Effective Expansion of Our Drugstore Network
We earn our revenue primarily from the sale of products carried by our drugstores, and our ability to increase revenue is directly affected by the number of drugstores in our network and our revenue per drugstore. In recent years, we have expanded our retail network rapidly through both organic growth and acquisitions of stores. The following table sets forth certain information with respect to our stores for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
Number of stores at the beginning of the year	1,446	2,002	2,709
Number of stores at the end of the year	2,002	2,709	2,479	*

*	Does not include stores operated by JZJ, which was deconsolidated from our financial results in 2009. As of December 31, 2008, JZJ operated 355 stores.
We believe that store location is an important factor driving our average store sales. Our goal is to establish stores in clusters in well-developed cities in China’s coastal and adjoining provinces. Within each major city, we aim to locate our stores in well-established residential communities. We plan to focus our near term expansion in our existing metropolitan markets, and in major cities where we have not had a presence and where we can leverage our existing distribution centers and other infrastructure. In 2009, in order to manage our store expansion more effectively and to improve the overall quality of store sales performance, we: (i) closed 113 stores, most of which are performing below our expectations; (ii) were more selective in acquiring new stores; and (iii) slowed the pace of new store openings, as new stores generally incur high initial costs, but generate lower revenues during their first two years of operations.
For our drugstores that had been opened prior to December 31, 2007, the average daily revenue per store increased from RMB2,867 in 2008, which figure does not include stores operated by JZJ which was deconsolidated from our financial results in 2009, to RMB2,941 (US$430.9) in 2009. The increase was mainly due to our effective marketing campaigns, streamlining of store operations, further optimization of product mix, as well as the general recovery of the Chinese economy in 2009. The increase was also attributable to a higher level of prescription and OTC drug sales related to the H1N1 epidemic in the fourth quarter of 2009.

	2008(1)		2009
	Number of drugstores	Daily Average	Number of drugstores	Daily Average
	as of year end	Revenue per Store	as of year end	Revenue per Store
Opened prior to December 31, 2006	1,170	3,440	1,123	3,461
Opened in 2007	483	1,674	454	1,872
Opened prior to December 31, 2007	1,653	2,867	1,577	2,941

(1)	Does not include stores operated by JZJ which was deconsolidated from our financial results in 2009.
Our Ability to Optimize Product Offerings and Increase Sales, including Sales of Private Label Products
The following table sets out a breakdown of our revenue by product categories for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
		% of		% of		% of
	RMB	Revenue	RMB	Revenue	RMB	Revenue
	(in thousands, except percentages)
Prescription drugs	456,986	23.4%	516,042	21.5%	515,472	23.2%
OTC drugs	696,651	35.6	863,624	36.1	818,919	36.9
Nutritional supplements	357,790	18.3	484,516	20.2	455,343	20.6
Herbal products	51,248	2.6	75,438	3.1	80,549	3.6
Other products(1)	392,008	20.1	457,022	19.1	347,330	15.7

Total	1,954,683	100.0%	2,396,642	100.0%	2,217,613	100.0%

(1)	Includes personal care, family care and convenience products.

Our ability to optimize product offerings is an important factor affecting our results of operations. By offering quality, choice and convenience to our customers, we are able to maintain and increase customer visits, store traffic and sales volume. As a result, it’s essential for us to balance the brand name products, which are popular among customers, and private label products, which generate higher margin. As a result, we continuously review and refine our product offerings to respond to changing demographics, lifestyles, habits and preferences of customers. In 2010, we aim to improve our product range to increase sales volume and revenue in a competitive market.
We generate a substantial portion of our revenue from sales of prescription drugs and OTC drugs. In particular, sales of prescription drugs accounted for 23.2% of our revenue in 2009, while sales of OTC drugs accounted for 36.9% of our revenue in 2009. Prescription and OTC drugs has accounted for a larger percentage of our revenue in 2009 compared to 2008, mainly due to a higher level of prescription and OTC drug sales related to the H1N1 epidemic in the fourth quarter of 2009. We plan to continue to increase our offering of nutritional supplements, herbal products and personal care, family care and convenience products, which we believe increases customer visits to our stores by increasing the shopping convenience for our customers. We expect revenue from non-pharmaceutical products to increase at a faster pace compared to those of our pharmaceutical products in future periods.
Our private label products generally have higher margins than our other products, because we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and the distributors’ profit margin in the traditional merchandise supply chain. We launched our first private label product in September 2005, and since then our private label portfolio has increased to 1,524 products marketed under 131 private labels as of December 31, 2009, covering all categories of products we offer. The increase in private label product sales was a significant factor contributing to the increases in our gross margin since late 2005.
To develop our private label products, we have also obtained rights to use an aggregate of 518 additional trademarks, including 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use, and 19 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2009, we have developed 1,524 private label products with these licensed trademarks. Private label products accounted for approximately 24.4% and 29.0% of our revenue, and 37.0% and 43.3% of our gross profit in 2008 and 2009, respectively. Private label branding also gives us more freedom and flexibility in pricing and more control over product attributes and quality.
The following tables set forth certain information with respect to our private label products for the year ended December 31, 2009:

Private Label Revenue as a Percentage of
Revenue of the Category

Prescription drugs	19.0
OTC drugs	24.9
Nutritional supplements	48.6
Herbal products	19.5
Others(1)	30.0
Total(2)	29.0

(1)	Includes personal care, family care and convenience products.

(2)	Certain private labels are used in multiple categories of products.

Our Ability to Control Procurement Cost and Optimize Product Pricing
Our cost of goods sold represents primarily our purchase cost of merchandise. No depreciation or amortization is included in our cost of goods sold because our business does not involve manufacturing, and the amount of property and equipment we use in acquiring, warehousing and transporting merchandise to our stores is limited and hence the related depreciation and amortization is immaterial. We have been consolidating our procurement through centralized purchases from fewer suppliers, which we believe will enable us to procure goods on more favorable terms due to our enhanced bargaining position with our suppliers. We do not expect, however, to be dependent on any particular supplier, and expect to continue purchasing merchandise from a large number of suppliers in the foreseeable future. We currently source our merchandise from approximately 1,580 suppliers, including 640 manufacturers and approximately 940 wholesalers. In 2009, 67.2% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 3.0% of our total purchases in 2009. The transaction value of purchases from our largest five suppliers accounted for 13.0% of our total purchases in 2009. We believe that competitive sources are readily available for substantially all of the merchandise we carry in our stores, and our strategy is to consolidate our procurement through centralized purchases from fewer suppliers.
We source the majority of our merchandise from regional manufacturers and wholesalers of drug and non-drug products, and we make pricing decisions for these products, including all of our private label products. We set the retail prices of these products based on various factors, including our procurement costs, our agreements with suppliers, government policy and regulation, competition, customer preference and regional market considerations. In determining prices, we seek to maximize our gross margin as well as remain competitive in the market. For example, we set prices for some of our private label products lower than those of equivalent products. We are able to do so while commanding higher gross margins for our private label products as we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and distributors’ profit margin in the traditional merchandise supply chain. In addition, we source a portion of our drugs from large manufacturers, and the pricing decisions for these products are usually made by the manufacturers based on factors such as the prices of competitive drugs and the expected marketing expenditures.
We purchase and sell certain merchandise from and to the Neptunus Group and its affiliates. In 2007, 2008 and 2009, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB64.8 million, RMB130.4 million and RMB89.6 million (US$13.1 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB9.4 million, RMB 1 million and RMB3.9 million (US$0.6 million), respectively. These transactions include prepayments of RMB 132.9 million (US$19.5 million) in April 2008 to the Neptunus Group for the procurement of merchandise. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Companies in Which a Major Shareholder Had Equity Interests.” In addition, JZJ purchased in 2007 and 2008 certain merchandise from Yunnan Jianzhija Medical Ltd., an affiliated entity of our former consolidated entity, JZJ, which were used solely by the 355 stores operated by JZJ, totaling RMB230.9 million and RMB279.9 million, respectively, which represented 20.0% and 21.4% of our total purchases and was our single largest supplier during each of these periods, respectively. As a result of the deconsolidation of JZJ, purchases by JZJ in 2009 and subsequent periods are no longer reflected as purchases by us in our consolidated financial statements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with an Affiliated Entity of JZJ.”
A portion of the medicines sold in our stores, primarily those included in the Essential Drug and Reimbursement Lists are subject to price controls in the form of fixed prices or price ceilings. From time to time, the PRC government publishes a list of medicines that are subject to price controls either at the national level or the provincial or regional level. Fixed prices and price ceilings on medicines are determined based on profit margins that the relevant government authorities deem reasonable, the type and quality of the medicine, its production costs and the prices of substitute medicines. Any future price controls or government mandated price reductions may have a material adverse affect on our financial condition and results of operations, including significantly reducing our revenue and profitability.

While carrying medicines subject to price controls generally increases customer traffic and sales of other products, these medicines also generally have lower margins compared to our other products. Since May 1998, the relevant PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products. The latest price reduction occurred in December 2007 and affected 47 different pharmaceutical products, eight of which are carried in our stores. As of December 31, 2007, 2008 and 2009, 12.7%, 16.4% and 29.2%, respectively, of the pharmaceutical products we offered were subject to price controls. In 2007, 2008 and 2009, approximately 4.9%, 4.0% and 7.7%, respectively, of our revenue was derived from sales of pharmaceutical products that were subject to price controls. The gradual increase in the number of pharmaceutical products we offered that were subject to price controls reflected the inclusion of more pharmaceutical products, especially popular pharmaceutical products, in China’s national medical insurance catalog. We expect that sales of pharmaceutical products that are subject to price controls as a percentage of our total revenue to increase in the future, which we expect to have a negative effect on our gross margin.
Our Ability to Control Operating Expenses and Achieve a High Level of Operating Efficiency
Our ability to control operating expenses and achieve a high level of operating efficiency is a key factor driving our results of operations. The following table sets forth our operating expenses as a percentage of our revenue for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
Sales, marketing and other operating expenses	31.0%	37.5%	38.7%
General and administrative expenses	3.9	4.2	4.8

Total operating expenses	34.9%	41.7%	43.5%

Our sales, marketing and other operating expenses primarily consist of salaries and benefits of our in-store pharmacists and other store and distribution center staff as well as rental and utility expenses of our stores and distribution centers. Sales, marketing and other operating expenses also include depreciation of leasehold improvements of our stores, distribution centers and store equipment as well as costs associated with organizing promotional and marketing activities. Sales, marketing and other operating expenses as a percentage of our revenue increased from 31.0% in 2007 to 37.5% in 2008 and to 38.7% in 2009. This increase was mainly due to increased salary, rental and utility costs, as well as an increase in the proportion of newly opened stores in our store base, which, when compared to our other stores, generally generate lower revenue but incur similar or higher rental costs, labor costs, depreciation expenses and utility costs. We expect our total sales, marketing and other operating expenses to increase as we hire additional in-store pharmacists and other store staff, lease additional stores, construct additional distribution centers and incur other additional costs in connection with the expansion of our store network.
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
Other key factors affecting our operating expenses include the following:
•
The amount of time required to open new stores and for new stores to become profitable. The amount of time required for us to open new stores, measured from date of initial occupation to commencement date of operations, lengthened from an average of 35 days in 2007 to 47 days in 2008, but decreased to 39 days in 2009. The amount of time required for us to open new stores is primarily determined by the amount of time the relevant local government authority takes to grant license for us to open our new stores. As part of our efforts to continue to reduce the amount of time for new stores to become profitable, we have developed uniform standards and streamlined our store operations through centralized management.

•
Inventory Levels. We must maintain sufficient inventory levels to meet our customers’ needs while balancing the risk of accumulating excess inventory. Carrying excess inventory would increase our inventory holding costs, and failure to have sufficient inventory could cause us to lose customers, either of which could reduce our revenue and profitability. In 2007, 2008 and 2009, our inventory turnover days, calculated as the average of inventory at the beginning of the year and inventory at the end of the year, divided by cost of goods sold for the year and then multiplied by 365, was 93 days, 96 days, and 111 days, respectively. The increases in inventory turnover days over the period were caused by the rapid increase in the number of newly opened stores which generally have slower inventory turnover rates. The increase in 2009 was also due to the weak sales performance of our stores in the first two quarters of the year.

Seasonality
Our business is subject to seasonal variations in demand. In particular, traditional retail seasonality affects the sales of nutritional supplements, herbal products, personal and family care products, convenience products and certain drugs. Sales of our pharmaceutical products typically benefit in the fourth quarter from the winter cold season, and are lower in the first quarter of each year because the Chinese New Year holidays are in the first quarter of each year, which result in our customers generally pay fewer visits to drugstores during this period. Sales of some health and beauty products are also driven, to some extent, by seasonal purchasing patterns and seasonal product changes.
Taxation
The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, our listed entity itself does not have a place of business in the PRC. We cannot assure you that PRC tax authorities would agree to treat us as a non-resident enterprise for PRC tax purposes.
Under the CIT Law and implementation regulations, PRC income tax at the rate of 20%, which is further reduced to 10% under the implementation rules, or applicable tax rate specified in a tax treaty, is applicable to dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. As we derive substantially all of our revenue and income from our operations in China, we are considered to be a “non-resident enterprise” for PRC tax purposes, and dividends to be paid by our PRC subsidiaries to us will be subject to PRC income tax.
All of our operating subsidiaries, including the regional Nepstar companies, were incorporated in the PRC. As a result, except for certain subsidiaries as discussed below, our operating subsidiaries were subject to the PRC enterprise income tax rate of 33% for periods prior to January 1, 2008. Certain subsidiaries and tax paying retail store entities located and conducting operations in the Shenzhen Special Economic Zones and the Yunnan Province in the PRC were subject to a preferential tax rate of 15% prior to January 1, 2008. Under the implementation rules of the CIT Law, companies that enjoyed preferential income tax rates prior to January 1, 2008 have a five-year period to transition to the 25% uniform tax rate. In particular, companies that were subject to a tax rate of 15% would be subject to tax rates of 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 onwards, respectively. Accordingly, our operating subsidiaries and retail store entities in Shenzhen were subject to 18% and 20% income tax rate in 2008 and 2009, respectively, and will be subject to 22% income tax rate in 2010. Our subsidiaries outside of Shenzhen are subject to the 25% uniform tax rate commencing on January 1, 2008.

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
We believe that any reasonable deviation from those judgments and estimates would not have a material impact on our financial condition or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statements of income and corresponding balance sheet accounts would be necessary. These adjustments would be made in future financial statements.
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
Realization of Deferred Income Tax Assets
We provide for deferred income taxes using the asset and liability method required by FASB ASC Topic 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
At each balance sheet date, we assess the need to establish a valuation allowance that reduces deferred tax assets when it is more likely than not that all, or some portion, of the deferred tax assets will not be realized. A valuation allowance would be based on all available information including but not limited to our assessment of uncertain tax positions, projections of future taxable income from each tax-paying entities within the period during which temporary differences reverse or before our tax loss carry forwards expire, the market environment in which these entities operates and any available tax planning strategies. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to the deferred tax assets. The deferred tax assets balance is analyzed regularly by management. Based on our historical operating results and projections for our future taxable income over the periods during which the tax loss can be utilized, we believe it is more likely than not we will not realize some portion of our deferred tax assets and, as a result, a valuation allowance of RMB22.1 million has been provided for as of December 31, 2009. Projections of future taxable income incorporate several assumptions of future business and operations that may differ from actual experience. If, in the future, our assumptions and estimates that resulted in our projections for future taxable income for each tax-paying component prove to be incorrect, the valuation allowance against our deferred tax assets may be adjusted.
Share-Based Compensation
We account for share-based compensation in accordance with FASB ASC Topic 718 “Compensation – Stock Compensation”, or “ASC Topic 718”, under which we are required to measure the fair value of employee share options on the date of the option grant, and recognize shared-based compensation expense in our consolidated statements of income over the period during which an employee is required to provide services in exchange for the award, which is generally the vesting period. In connection with the Pre-IPO Share Option Scheme, we granted 1,000,000 options, 6,680,000 options, and 1,000,000 options on August 30, 2005, March 20, 2006, and September 1, 2006, respectively. The exercise price was US$0.075 per share for options granted on August 30, 2005 and US$0.75 per share for options granted on March 20, 2006 and September 1, 2006. With respect to such options granted on August 30, 2005, 25.0% of such options vested immediately on the date of grant and the remaining 75.0% of the options shall vest over a three year period in 12 equal three-monthly installments. With respect to the options granted on March 20, 2006 and September 1, 2006, 25.0% of such options vested immediately on the respective dates of grant and the remaining 75.0% of such options vest over a four year period in eight equal six-monthly installments.

Since none of our employee share options outstanding as of December 31, 2005 and 2006 were exercisable until the consummation of a qualified initial public offering, and we believed that achievement of such performance condition was not probable prior to consummation of a qualified initial public offering, given the level of uncertainty and the fact that such event was, at least partly, outside of our control, no share-based compensation expenses were recorded prior to 2007 in accordance with ASC Topic 718. We recorded share-based compensation expense of RMB8.3 million in 2007 as the qualified initial public offering performance condition was met. The recognized share-based compensation expenses during this period were allocated to sales, marketing and other operating expenses and general and administrative expenses in the amounts of RMB1.8 million and RMB6.5 million, respectively. We recorded share-based compensation expense for these options of RMB1.8 million in 2008. The recognized share-based compensation expenses during this period were allocated to sales, marketing and other operating expenses and general and administrative expenses in the amounts of RMB0.5 million and RMB1.3 million, respectively. We recognized share-based compensation expense, which were allocated to sales, marketing and other operating expenses and general administrative expenses in the amount of approximately RMB73,000 (US$10,000) and RMB13,000 (US$2,000), respectively, in 2009. As of December 31, 2009, we had unrecognized share-based compensation expense of RMB0.1 million related to unvested options issued under the Pre-IPO Scheme, which is expected to be recognized over a weighted average period of six months.
We determined the fair value of employee share options granted under the Pre-IPO Share Option Scheme using the Black-Scholes option pricing model based on the assumptions shown in the table below. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected term of the options, the expected dividends on the underlying ordinary shares, and the expected volatility of the price of the underlying shares for the expected term of the options, are required in order to determine the fair value of the options. In addition, our ordinary share price on the date of the option grant affects the fair value of the options. Changes in these assumptions could significantly affect the option fair value and hence the amount of compensation expense we recognize in our consolidated financial statements.

	Awards	Awards	Awards
	granted on	granted on	granted on
	August 30,	March 20,	September 1,
	2005	2006	2006
Expected dividend yield	0%	0%	0%
Expected volatility	39.17%	36.80%	35.19%
Risk-free interest rate	4.69%	5.26%	5.27%
Expected life (in years)	4.85	4.59	4.30
Estimated fair value of underlying ordinary shares (US$ per share)	0.46	0.49	0.57
On June 30, 2007, our shareholders adopted the 2007 Share Incentive Plan, or the “2007 Plan”.The 2007 Plan authorizes us to issue up to 8,680,000 shares of our ordinary shares in the form of share options, share appreciation rights and other share-based awards to its employees, directors or consultants. Under the 2007 Plan, the exercise price of the option shall not be less than the fair market value of our ordinary share on the date of grant.
On November 9, 2007, we granted 200,000 shares options with a grant date fair value of approximately US$2.86 per option or US$0.6 million (RMB4.3 million) in the aggregate, to four newly appointed independent directors. The exercise price of such options is US$8.10 per share, which was equal to the initial public offering price of our ordinary shares. The share options vest and become exercisable in three equal annual installments on the first, second and third of the anniversaries of the date of grant. These share options expire on the tenth anniversary of the date of grant.
On January 5, 2009, we granted 600,000 options with a grant date fair value of approximately US$0.8 per option or RMB3.2 million in aggregate, to our chief financial officer, William Weili Dai. The exercise price of such options is US$2.40 per share. The share options vest and become exercisable in three equal annual installments on the first, second and third of the anniversaries of the date of grant. These share options expire on the tenth anniversary of the date of grant.

In connection with the share options granted under the 2007 Plan, we recorded share-based compensation expense of RMB0.4 million, RMB2.3 million and RMB2.9 million in general and administrative expenses in 2007, 2008 and 2009, respectively. As of December 31, 2009, we had unrecognized compensation expense of RMB1.7 million related to such unvested share options, which is expected to be recognized over a weighted average period of one year.
The fair value of the options granted under the 2007 Plan was determined using the binomial option pricing model based on following assumptions at the date of grant:

	Awards Granted On
	November 9, 2007	January 5, 2009
Expected dividend yield	1.67%	2.54%
Expected volatility	40.74%	41.76%
Risk-free interest rate	4.23%	2.54%
Option life (in years)	10	10
Forfeiture rate	0%	0%
Suboptimal exercise factor	1.5	1.5
Depreciation and Amortization
Our long-lived assets include property and equipment and intangible assets. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property and equipment (including the salvage values), and intangibles, in order to determine the amount of depreciation and amortization expenses to be recorded during any reporting period. We amortize leasehold improvements of our retail drugstores and other business premises over the shorter of five years or lease term. A majority of our leases have a five-year term. We estimate the useful lives of our other property and equipment at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological and other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we may shorten the useful lives assigned to these assets as appropriate, which will result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives and salvage values in 2007, 2008 and 2009.
Impairment of Long-Lived Assets
We evaluate long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to the estimated undiscounted future cash flow expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. We did not recognize any impairment charges on our long-lived assets in 2007, 2008 and 2009.

Impairment of Goodwill
Our goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in the business combinations completed in 2008 and 2009. We evaluate goodwill at least annually for impairment, and more frequently if events and circumstances indicate that it might be impaired. We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. A reporting unit for this purpose consists of stores established through organic growth and /or purchased stores operating in nearby geographical location. The first step of the impairment test involves comparing the fair value of our reporting unit with the reporting unit’s carrying amount, including goodwill. Next, if the carrying amount of the reporting unit exceeds its fair value, we then recognize an impairment loss for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. We determine the implied fair value by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB ASC Topic 805 “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. We determine fair value of the reporting unit using a discounted cash flow analysis, which requires significant judgment relating to forecast of revenues, operating costs and applicable discount rates so it contains uncertainty. These forecasts can be affected by a number of factors including, but not limited to, general economic conditions, efforts of third party organizations to reduce their product costs, the continued efforts of competitors to gain market share and consumer spending patterns. We use all readily available information and consider historical trends in determining the amount that is considered to be reasonable approximation of revenues and operating costs for the forecast periods. We did not recognize any goodwill impairment loss in 2008 and 2009.
Inventories
Our inventories are stated at the lower of cost, determined under the weighted average cost method, or market value. Our inventories are not subject to significant risk of obsolescence. We manage our inventory level based on historical sales trends, forecasted customer demand and lead time in supplier delivery. We identify inventories of medicine products which have remaining shelf life of six months or less, which under the terms of our purchase agreements, may be returned to the suppliers in exchange for new batches of products. Our inventory write-downs due to shrinkage losses and damaged merchandise in 2007, 2008 and 2009 were RMB4.1 million, RMB13.5 million and RMB8.7 million (US$1.3 million), respectively.
Results of Operations
The following table sets forth a summary of our statements of income for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2007		2008		2009
		% of		% of		% of
	RMB	Revenue	RMB	Revenue	RMB	Revenue
	(In thousands, except percentages and per share data)
Revenue	1,954,683	100.0%	2,396,642	100.0%	2,217,613	100.0%
Cost of goods sold	(1,092,011)	(55.8)	(1,257,752)	(52.5)	(1,143,398)	(51.6)

Gross profit	862,672	44.1	1,138,890	47.5	1,074,215	48.4
Operating expenses:
Sales, marketing and other operating expenses (1)	(606,340)	(31.0)	(898,019)	(37.5)	(858,072)	(38.7)
General and administrative expenses (1)	(75,514)	(3.9)	(99,495)	(4.2)	(105,652)	(4.8)

Income from operations	180,818	9.3	141,376	5.9	110,491	5.0
Net interest income(2)	10,552	0.5	121,557	5.1	72,828	3.3
Dividend income from cost method investments	1,077	0.1	1,116	0.1	3,776	0.2
Equity in income of an equity method investee	—	—	—	—	5,128	0.2
Other income	—	—	113	—	8,927	0.4
Income tax expense	(36,354)	(1.9)	(64,922)	(2.7)	(61,174)	(2.8)
Net income attributable to noncontrolling interest	(7,928)	(0.4)	(6,494)	(0.3)	—	—

Net income attributable to China Nepstar Chain Drugstore Ltd.	148,165	7.6	192,746	8.1	139,976	6.3
Accretion to Series A redeemable convertible preferred shares redemption value	(15,135)	(0.8)	—	—	—	—

Net income attributable to China Nepstar Chain Drugstore Ltd. ordinary shareholders	133,030	6.8%	192,746	8.1%	139,976	6.3%

Earnings per ordinary share
Basic	0.80		0.90		0.67
Diluted	0.80		0.88		0.66

(1)
Sales, marketing and other operating expenses and general and administrative expenses in 2007 include share-based compensation expenses of RMB1.8 million and RMB6.9 million, respectively, that were realized upon completion of our initial public offering in 2007. Sales, marketing and other operating expenses and general and administrative expenses in 2008 included share-based compensation expenses of RMB0.5 million and RMB3.7 million, respectively. Sales, marketing and other operating expenses and general and administrative expenses in 2009 included share-based compensation expenses of approximately RMB73,000 (US$11,000) and RMB2.9 million (US$0.4 million), respectively.

(2)	Net interest income includes “interest income” and “interest expense” set forth in our consolidated financial statements included elsewhere in this annual report.

Comparison of Years Ended December 31, 2008 and December 31, 2009
Revenue. Our revenue was RMB2,217.6 million (US$324.9 million) in 2009 compared to RMB2,396.6 million in 2008. This decrease in revenue was principally the result of the deconsolidation of the financial results of JZJ from China Nepstar in 2009, as compared to revenue contribution from JZJ of RMB383.0 million in 2008. Without taking into account the revenue contribution from JZJ in 2008, our revenue increased by 10.1% in 2009, which was primarily due to higher sales of products we carry as a result of the continued increase in the number of our stores. The increase was also due to revenue growth from our existing stores that had been in operation for at least 12 months. The number of our directly operated stores was 2,479 as of December 31, 2009 as compared to 2,709 as of December 31, 2008 (which included 355 stores operated by JZJ). For our stores that had been opened prior to December 31, 2007, the average daily revenue per store increased from RMB2,423 in 2008, (RMB2,867 without taking into account the 355 stores operated by JZJ, to RMB2,941 (US$431) in 2009. The increase was mainly due to a series of measures we undertook beginning in the second quarter of 2009, including expanding product offerings, adjusting price ranges, streamlining store operations and enhancing marketing campaigns as well as increased demand for our products resulting from the H1N1 pandemic. Sales of OTC drugs accounted for 36.1% and 36.9% of our revenue in 2008 and 2009, respectively, sales of prescription drugs accounted for 21.5% and 23.2% of our revenue in 2008 and 2009, respectively, and sales of nutritional supplements accounted for 20.2% and 20.6% of our revenue in 2008 and 2009, respectively.
Gross Profit. Our gross profit was RMB1,074.2 million (US$157.4 million) in 2009 compared to 1,138.9 million in 2008. Our gross margin was 48.4% in 2009 compared to 47.5% in 2008. The increase in gross margin was primarily due to the deconsolidation of JZJ’s financial results in 2009, as stores operated by JZJ generally have lower gross margins than our other stores due to lower product procurement quantity by JZJ as compare to our other stores. JZJ’s gross profit was RMB116.9 million in 2008, and without taking into account JZJ’s financial results in 2008, our gross margin decreased from 50.8% in 2008 to 48.4% in 2009. This decrease was primarily due to the expansion of the breadth of our product offerings, more proactive marketing approach to maintain competitiveness and the implementation of pricing ceilings on drugs on the Essential Drugs and Reimbursement Lists by the NDRC in October 2009, which was partially offset by our further refined product selection, with higher percentage of high gross margin products, such as private label products, as well as better pricing terms from suppliers as result of our continued centralization of procurement and increased economies of scale realized by our larger network of stores. We expect our gross margin to stabilize or to decline slightly in the near term as we continue to focus on increasing our stores’ customer visits through more competitive pricing and through increasing our offerings of non-pharmaceutical products, which is expected to generate lower gross margins compared to pharmaceutical products.
Operating Expenses. Our operating expenses were RMB963.7 million (US$141.2 million) in 2009 as compared to RMB997.5 million in 2008. Operating expenses as a percentage of our revenue was 43.5% in 2009 compared to 41.6% in 2008. JZJ’s operating expenses were RMB103.7 million, and, without taking into account JZJ’s financial results in 2008, our operating expenses as a percentage of our revenue was 44.4% in 2008.
•
Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses were RMB858.1 million (US$125.7 million) in 2009 as compared to RMB898.0 million in 2008. This decrease was primarily due to the deconsolidation of JZJ’s financial results in 2009, which was partially offset by increased salaries and bonus payments in connection with increased headcount as a result of our continued expansion and increased rental expenses related to store expansion. Sales, marketing and other operating expenses as a percentage of our revenue was 38.7% in 2009 compared to 37.5% in 2008. JZJ’s sales and marketing and other operating expenses were RMB99.6 million in 2008, and without taking into account JZJ’s financial results, our sales, marketing and other operating expenses increased in absolute amount from 2008 to 2009 but decreased as a percentage of our revenue to 38.7% from 39.6% in 2008. This decrease as a percentage of our revenue was mainly due to the implementation of stringent cost control measures and efficiency enhancement, such as closure of some non-performing stores and streamlining staff allocation of our stores, which was partially offset by the hiring of additional staff associated with new store openings and increased rental expenses. In 2009, we experienced an approximately 10.0% increase in average rental expense for the 303 existing stores upon renewal of their existing leases in 2009. We expect our sales, marketing and other operation expenses will continue to grow as we continue to expand our store network.

•
General and Administrative Expenses. Our general and administrative expenses increased by 6.2% to RMB105.6 million (US$15.5 million) in 2009 from RMB99.5 million in 2008. The increase was primarily due to additional hiring of middle and senior management. General and administrative expenses as a percentage of our revenue was 4.8% in 2009 compared to 4.2% in 2008. JZJ’s general and administrative expenses were RMB4.1 million in 2008, and without taking into account JZJ’s financial results in 2008, our general and administrative expenses as a percentage of revenue was 4.7% in 2008.

Income from Operations. As a result of the foregoing, our income from operations was RMB110.5 million (US$16.2 million) in 2009 compared to RMB141.4 million in 2008. Our operating margin was 5.0% in 2009 compared to 5.9% in 2008. Income from operations contributed by JZJ in 2008 was RMB13.2 million and without taking into account JZJ’s financial results in 2008, our operating margin was 6.4% in 2008.
Net Interest Income. Our net interest income decreased significantly to RMB72.8 million (US$10.7 million) in 2009 from RMB121.6 million in 2008. This decrease was principally a result of the decrease in our cash, cash equivalents, bank deposits and held-to-maturity investment securities resulting from our payment of cash dividends and, to a lesser extent, the low interest rate environment prevailing during this period. In 2008, we deposited a significant amount of the net proceeds from our initial public offering with various domestic PRC banks that offered guarantee of principal amounts and higher returns compared to ordinary bank deposits. These investments are accounted for as held-to-maturity investment securities in our financial statements. The average balance of our cash in interest-bearing savings accounts decreased to RMB1,031.9 million (US$151.2 million) in 2009 from RMB1,783.4 million in 2008. We paid a cash dividend of US$0.35 per ADS on or around May 18, 2009 to shareholders of record as of the close of business on April 16, 2009, and special cash dividend of US$1.50 per ADS on or around December 31, 2009 to shareholders of record as of the close of business on September 25, 2009. The decrease in our net interest income was also due to an interest expense in 2009 of RMB2.5 million (US$0.4 million) related to short-term bank loans obtained in November 2009. We did not have any interest expenses in 2008. We expect our net interest income to decrease in 2010 largely as a result of our reduced cash balance resulting from the payment of a cash dividend of US$0.28 per ADS on or around May 3, 2010 to shareholders of record as of the close of business on April 2, 2010.
Dividend Income from Cost Method Investments. Dividends received from our investments in companies accounted for under the cost method increased to RMB3.8 million (US$0.6 million) in 2009 compared to RMB1.1 million in 2008 as a result of additional dividends received from our investments.
Income Tax Expense. Our income tax expense decreased to RMB61.2 million (US$9.0 million) in 2009 from RMB64.9 million in 2008. Our effective tax rate increased from 24.6% in 2008 to 30.4% in 2009. The increase in our effective tax rate was primarily due to higher tax rates that certain of our subsidiaries became subject to under the new PRC corporate income tax law, as well as the RMB7.2 million (US$1.0 million) deferred tax liability recognized as a result of the deconsolidation of JZJ’s financial results in connection with the termination of our voting rights agreement with respect to JZJ in January 2009.
Net Income Attributable to Noncontrolling Interest. Our net income attributable to noncontrolling interest decreased to nil in 2009 from RMB6.5 million in 2008, as a result of the deconsolidation of JZJ from our financial results following the termination of our voting rights agreement with respect to JZJ in January 2009.

Net Income. As a result of the foregoing, our net income was RMB140.0 million (US$20.5 million) in 2009 from RMB192.7 million in 2008.
Comparison of Years Ended December 31, 2007 and December 31, 2008
Revenue. Our revenue increased by 22.6% to RMB2,396.6 million in 2008 from RMB1,954.7 million in 2007. This increase was primarily due to higher sales of products we carry as a result of the increase in the number of our stores. The number of our directly operated stores increased to 2,709 as of December 31, 2008 from 2,002 as of December 31, 2007. For our stores that had been opened prior to December 31, 2006, the average daily revenue per store decreased from RMB3,947 in 2007 and to RMB3,509 in 2008. The decline was mainly due to our sales being affected by severe weather conditions including heavy snowstorms in the first quarter, severe rainstorm in the second quarter and government restricting stores from selling products with steroid ingredients during Olympic Games in the third quarter of 2008. We implemented a series measures to improve sales in our stores in the second half of 2008.We generated a substantial portion of our revenue from sales of prescription drugs and OTC drugs in both 2007 and 2008. Sales of OTC drugs accounted for 35.6% and 36.1% of our revenue in 2007 and 2008, respectively, and sales of prescription drugs accounted for 23.4% and 21.5% of our revenue in 2007 and 2008, respectively. The proportion of revenue contribution from prescription drugs has decreased over the past three years mainly due to PRC government’s stricter enforcement of the requirement that prescription drugs can only be sold with valid prescriptions. The enforcement of this requirement is more beneficial to drugstores that are affiliated with hospitals. The decrease was also due to our focused efforts in growing sales of nutritional supplements, which normally generate higher gross margin than drugs. Sales of nutritional supplements accounted for 18.3% and 20.2% of our revenue in 2007 and 2008, respectively. The growing contribution of sales of nutritional supplements to revenue was largely due to our effort in improving the sales skills of our floor staff through trainings in their knowledge of nutritional supplements.
Gross Profit. Our gross profit increased by 32.0% to RMB1,138.9 million in 2008 from RMB862.7 million in 2007. Our gross margin increased to 47.5% in 2008 from 44.1% in 2007. The increase in our gross margin was primarily due to an increase in private label product sales and centrally procured product sales as a percentage of our revenue. Private label products accounted for 24.4% of our revenue and 37.0% of our gross profit in 2008, compared to 18.7% of our revenue and 30.7% of our gross profit in 2007. The increase of our gross margin was also a result of our improved product selection, which included a higher percentage of high gross margin products, as well as better pricing terms from suppliers as result of our centralization of procurement and increased economies of scale realized by our larger network of retail stores.
Operating Expenses. Our operating expenses increased by 46.3% to RMB997.5 million in 2008 from RMB681.9 million in 2007. Operating expenses as a percentage of our revenue increased to 41.7% in 2008 from 34.9% in 2007.
•
Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 48.1% to RMB898.0 million in 2008 from RMB606.3 million in 2007. This increase was primarily due to increased salaries and bonus payments in connection with increased headcount as a result of our continued expansion. Sales, marketing and other operating expenses as a percentage of our revenue increased to 37.5% in 2008 from 31.0% in 2007. This increase was mainly due to increased salary, rental and utility costs, along with the overall higher inflation rate in China in the first three quarters of 2008. The higher percentage was also due to an increase in the proportion of newly opened stores in our store base, which, compared to mature stores, generally generate lower revenue but incur similar or higher rental and labor costs. In 2008, we added 707 stores and recruited a number of new staff to operate these stores. Our new staffs are typically required to undergo three months on-the-job training in existing stores before they can start to work in new stores, which resulted in higher head count per store during 2008 with a peak of 6.7 staff per store in the third quarter. Salaries and bonuses relating to our in-store pharmacists and other store and distribution center staff increased by 57.9% to RMB415.5million in 2008 from RMB263.2 million in 2007. We also incurred higher rental and utility expenses for our stores and distribution centers, and increased depreciation for store and distribution center leasehold improvements and store equipment, as we opened additional stores and additional distribution centers to accommodate our growth. The increase in rental cost in 2008 was also due to higher rental expenses for newly opened or acquired stores and the approximately 20% increase in average rental expense for 280 existing stores upon renewal of their existing leases. Rental and utility expenses for our stores and distribution centers increased by 50.4% to RMB360.0million in 2008 from RMB239.4 million in 2007. Depreciation for store and distribution center leasehold improvements and store equipment increased by 32.4% to RMB55.4 million in 2008 from RMB41.8 million in 2007.

•
General and Administrative Expenses. Our general and administrative expenses increased by 31.8% to RMB99.5 million in 2008 from RMB75.5 million in 2007. General and administrative expenses as a percentage of our revenue increased to 4.2% in 2008 from 3.9% in 2007. This increase was primarily due to increased administrative and compliance costs related to being a publicly listed company.

Income from Operations. As a result of the foregoing, our income from operations decreased to RMB141.3 million in 2008 from RMB180.8 million in 2007. Our operating margin decreased to 5.9% in 2008 compared to 9.3% in 2007.
Net Interest Income. Our net interest income increased significantly to RMB121.6 million in 2008 from RMB10.6 million in 2007. This increase was principally due to a substantial increase in our cash balances resulting from our initial public offering in November 2007. We deposited a significant portion of proceeds from our initial public offering with various PRC banks that offered guarantee of principal amounts and higher returns compared to ordinary bank deposits. The average balance of our cash in interest-bearing savings accounts increased to RMB1,783.4 million in 2008 from RMB426.1 million in 2007.
Dividend Income from Cost Method Investments. Dividends received from our investments in companies accounted for under the cost method remained stable at RMB1.1 million in 2007 and 2008.
Income Tax Expense. Our income tax expense increased to RMB64.9 million in 2008 from RMB36.4 million in 2007. Our effective tax rate increased from 18.9% in 2007 to 24.6% in 2008. The increase of our effective tax rate in 2008 was primarily due to higher tax rates that certain of our subsidiaries becoming subject to under the new PRC corporate income tax law, the recognition of withholding taxes related to profit distribution from our PRC subsidiaries to the Cayman Islands holding company, and an increase in the deferred tax asset valuation allowance for tax loss carry forwards, the benefits of which we currently do not expect to be realizable. The valuation allowance on deferred tax assets increased by RMB10.2 million in 2008 compared to RMB1.0 million decrease in 2007.
Noncontrolling Interest. Our net income attributable to noncontrolling interest decreased to RMB6.5 million in 2008 from RMB7.9 million in 2007. This decrease was mainly due to a decrease of JZJ’s after-tax profit attributable to noncontrolling interest.
Net Income. As a result of the foregoing, our net income increased to RMB192.7 million (US$28.3 million) in 2008 from RMB148.2 million in 2007.
B. Liquidity and Capital Resources
Liquidity and Capital Resources
The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	171,057	66,269	295,280	43,258
Net cash (used in) / provided by investing activities	(666,284)	(1,671,009)	652,720	95,624
Net cash provided by/(used in) financing activities	2,618,831	(206,955)	(814,891)	(119,381)
Net increase / (decrease) in cash	2,085,915	(1,816,027)	133,128	19,503
Cash and cash equivalents at end of the year	2,168,911	352,884	486,012	71,201

In 2007, 2008 and 2009, we were able to finance a significant portion of our operations and capital investments from our cash flows from operations. As of December 31, 2009, we had RMB486.0 million (US$71.2 million) cash and cash equivalents. In addition, we have deposited significant amount of proceeds from our initial public offering with various domestic banks, enrolling in their various wealth management programs, which provide guarantee of principal amounts and higher returns compared to ordinary bank deposits. Such deposits are carried as held-to-maturity investment securities in our financial statements. As of December 31, 2009, our cash, cash equivalents and bank deposits amounted to RMB666.0 million (US$97.6 million) and our restricted cash totaled RMB765.0 million (US$112.1 million). In addition, we have also obtained short-term bank loans and credit facilities in 2009 for working capital purposes. As of December 31, 2009, such short-term bank loan balance amounted to RMB470.0 million (US$68.9 million). All outstanding short-term bank loans were repaid as of the date of this annual report.
We expect to continue to generate positive operating cash flow in 2010. We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.
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
Operating Activities
Net cash provided by operating activities was RMB295.3 million (US$43.3 million) in 2009 compared to RMB66.3 million in 2008. Net cash provided by operating activities in 2009 was higher by comparison to 2008 primarily as a result of significant prepayments for purchase of merchandise paid to related parties in the second quarter of 2008 and higher payment of prepaid expenses, deposits and other current assets in 2008. The increase was also due to the refund in 2009 of unused portions of the prepayment made in 2008 as well as improved management of accounts payable.
Net cash provided by operating activities decreased to RMB66.3 million in 2008 from RMB171.1 million in 2007, primarily due to a significant prepayment for purchase of merchandise paid to related parties in the second quarter of 2008, which resulted in negative net cash flows from operations of RMB105.1 million for that quarter. Other than the second quarter, we reported positive operating cash flow between RMB46.0 million to RMB66.2 million for the remaining three quarters in 2008. In addition, our operating cash flow was negatively affected as we added more than 700 new stores in 2008. New stores normally generate much less revenue compared to other stores while incurring higher operating costs.

Investing Activities
Net cash provided by investing activities was RMB652.7 million (US$95.6 million) in 2009 compared to net cash used in investing activities of RMB1,671.0 million in 2008 primarily as the result of fewer new store openings and fewer acquisitions in 2009 compared to 2008.
Net cash used in investing activities increased to RMB1,671.0 million in 2008 from RMB666.3 million in 2007. The increase was mainly due to increased investment in time deposits with original maturity over three months, investment in the 563 new stores and ERP system and acquisition of 144 stores through business combinations.
Financing Activities
Net cash used in financing activities was RMB814.9 million (US$119.4 million) in 2009, which mainly consisted of dividends payments declared in March 2009 and August 2009 totaling RMB1,281.1 million (US$187.8 million), which was partially offset by an increase of RMB470 million (US$68.9 million) in short-term bank loans.
Net cash used in financing activities was RMB207.0 million in 2008, which mainly consisted of payments for repurchases of our ADSs totaling RMB116.4 million and dividends payment of RMB86.7 million.
Restrictions on Cash Dividends
For a discussion on the ability of our subsidiaries to transfer funds to our company, and the impact this has on our ability to meet our cash obligations, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on dividends paid by our consolidated operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our consolidated PRC entities to pay dividends to us could have a material adverse effect on our ability to conduct our business,” “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC rules and regulations may subject our PRC resident shareholders and our PRC share option holders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.”
Capital Expenditures
In 2007, 2008 and 2009, our capital expenditures totaled RMB68.4 million, RMB187.8 million and RMB81.7 million (US$12.0 million), respectively. In the past, our capital expenditures were used primarily to open additional stores, acquire stores through business combinations, set up distribution centers and install and upgrade our information management systems. We estimate that our capital expenditures in 2010 will range from approximately RMB100 million to RMB200 million, which we plan to use to open new stores, acquire additional stores and build new distribution centers.
Borrowings
During November 2009, certain financial institutions in the PRC provided us with short-term bank loans in the aggregate amount of RMB410.0 million (US$60.1 million) and credit facilities in the aggregate amount of RMB250.0 million (US$36.6 million). Time deposits that we had placed with such financial institutions in the amount of RMB500.0 million (US$73.3 million) and RMB250.0 million (US$36.6 million) were pledged as security interests for the short-term bank loan and credit facilities, respectively. The security interests for the short-term bank loans are released upon repayment and the security interest for the credit facilities are released upon the expiration of such facilities which was three months from the date such credit facilities became available to us. As of December 31, 2009, RMB470.0 million (US$68.9 million) of such short-term borrowings was outstanding. RMB460.0 million (US$67.4 million) of the short-term borrowings bear a fixed annual interest rate of 4.374% and RMB10.0 million (US$1.5 million) of the short-term borrowings bear a fixed annual interest rate of 3.654%. All outstanding short-term borrowings were repaid in February and March 2010 and the relevant security interest were released in March 2010. The short-term borrowings were primarily obtained for the purpose of distributing special dividends to shareholders as certain portion of our funds were held in fixed deposits or held-to-maturity investments securities that had not yet matured at the time when the special dividends were distributed.

Inflation
According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 4.8% in 2007, 5.9% in 2008 and -0.7% in 2009. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.
Recently Issued Accounting Pronouncements
On January 1, 2009, we adopted SFAS 141(R), Business Combinations, included in FASB ASC Topic 805, Business Combination, or ASC Topic 805. ASC Topic 805 modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100% of the assets acquired, liabilities assumed, and noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, ASC Topic 805 requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent acquired assets and liabilities, as well as contingent consideration, to be recognized at fair value. The initial adoption of the provisions of this standard did not have any impact on the our consolidated financial statements.
On January 1, 2009, we adopted Statement 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, included in FASB ASC Subtopic 810-10, Consolidations – Overall, or the FASB ASC Subtopic 810-10, which requires certain changes to the presentation of the financial statements. This amendment requires us to classify noncontrolling interests (previously referred to as “minority interest”) in the consolidated statements of income as part of consolidated net earnings (RMB7.9 million, RMB6.5 million and nil in 2007, 2008 and 2009, respectively) and to include the accumulated amount of noncontrolling interests in our consolidated balance sheets as part of shareholders’ equity (RMB23.2 million and nil as of December 31, 2008 and 2009, respectively). The amount previously reported as net income is now presented as net income attributable to us. If a change in ownership of our consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are re-measured with the gain or loss reported in net earnings. We accounted for the deconsolidation of JZJ in January 2009 under FASB ASC Subtopic 810-10.
In May 2009, the FASB updated its guidance in FASB Statement No. 165, Subsequent Events, which was primarily codified into FASB ASC Topic 855, Subsequent Events, or ASC Topic 855, establishing principles and requirements for subsequent events. In particular, ASC Topic 855 sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This updated guidance is effective for interim periods ended after June 15, 2009. The adoption of ASC Topic 855 did not have a significant impact on our financial condition, results of operations or cash flows.
In June 2009, the FASB issued FASB ASC Topic 105, Generally Accepted Accounting Principles, or ASC Topic 105, and established the FASB ASC as the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (CITF), and related accounting literature. The FASB ASC is updated through the FASB’s issuance of Accounting Standards Updates, or ASUs. ASC Topic 105 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. Its adoption did not have any impact on our consolidated financial statements. The FASB ASC is updated through the FASB’s issuance of Accounting Standards Updates, or ASUs.

In January 2010, the FASB released Accounting Standards Update 2010-02 or ASU 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary — A Scope Clarification. The ASU 2010-02 specified that the guidance in ASC Subtopic 810-10 on accounting for decreases in ownership of a subsidiary applied to a subsidiary or group of assets that constitutes a business or nonprofit activity. ASU 2010-02 is effective for the first interim or annual reporting period ending on or after December 15, 2009 for us and the guidance should be applied on a retrospective basis to the first period in which we adopted ASC Subtopic 810-10. The adoption of the provision of this standard update did not have any impact on our financial condition, results of operations or cash flows.
C. Research and Development
We have not made, and do not expect to make significant expenditures on research and development.
Intellectual Property
Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. Our company’s name, Nepstar, means “Neptunus & Star” in Chinese. The trademark “Neptunus,” or “Haiwang,” is owned by the Neptunus Group, and we have obtained the non-exclusive right to use “Neptunus” for free so long as the trademark is valid through a licensing agreement with the Neptunus Group. The “Haiwang” trademark was designated as a “China Well-Known Trademark” by the SAIC in 2004, and the Neptunus Group may apply to the relevant administrative authority for an injunction prohibiting a third party’s use of the “Haiwang” name as well as to compel the third party to cancel any other registration of the “Haiwang” name under certain circumstances. In addition, we have registered four trademarks in China, and are in the process of applying for five additional trademarks. Our trademarks include the Chinese characters for “Star” and related logos, and the Chinese characters “Jianzhijia.”
In addition to “Neptunus,” we have also obtained rights to use an aggregate of 518 additional trademarks, including 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use, and 19 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2009, we have developed 1,524 private label products with these licensed trademarks.
Under PRC law, we have the exclusive right to use a trademark for products and services for which the trademark has been registered with the SAIC. Trademark registration is valid for 10 years, starting from the day the registration is approved. If we believe that a third party has infringed upon our exclusive rights with respect to any of our registered or licensed trademarks, we may, through appropriate administrative and civil procedures, institute proceedings to request the relevant authority for an injunction. The relevant authority also has power to impose fines, confiscate or destroy the infringing products or equipment used to manufacture the infringing products. As our brand names and trademarks become more recognized in the drug market in China, we are devoting additional resources to increasing and enforcing our trademark rights, which is critical to our overall branding strategy and reputation.
We also rely on trade secrets to protect our know-how and other proprietary information. Similar to other retailers, we generate proprietary information in connection with our operations, such as pricing, purchasing, promotional strategies, customer lists and supplier lists. We believe this proprietary information is essential to the operations of our business and the success of our competition strategies, and we strive to protect such information. For example, the key members of our management team have signed a confidentiality agreement with us pursuant to which they have committed not to disclose the confidential information acquired during their employment with us and not to compete with us for three years after their employment terminates.
If our trademarks are challenged, our brand name is damaged and/or our trade secrets become known by our competitors, there could be an adverse effect on our business. See “Item 3. Key Information – D. Risk Factors — Risks Related to Our Business — Our brand name, trade names, trademarks, trade secrets and other intellectual property are valuable assets. If we are unable to protect them from infringement, our business and prospects may be harmed.”

D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to the date of this annual report that are reasonably likely to have a material effect on our revenue, net income, profitability, liquidity or capital resources, or that would caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Payment due by period
	Less Than 1			More Than
Contractual Obligations	Year	1-3 Years	3-5 Years	5 Years	Total
	(In thousands of RMB)
Short-term debt obligations	470,000	—	—	—	470,000
Operating lease commitments	221,990	398,089	130,559	25,392	776,030
Capital commitments	3,350	—	—	—	3,350

Total	695,340	398,089	130,559	25,392	1,249,380

G. Safe Harbor
This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
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
The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report with the understanding that our actual future results may be materially different from what we expect.
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
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Simin Zhang	48	Chairman of the Board of Directors
Ian F. Wade	68	Chief Executive Officer
Barry J. Buttifant	65	Independent Director (1)(2)(3)
Stephanie Hui	37	Director
Alistair Eric MacCallum Laband	58	Independent Director (1)(2)(3)
Gary Siu Kwan Sik	42	Independent Director (1)(2)(3)
William Weili Dai	47	Chief Financial Officer
Jason (Xinghua) Wu	35	Chief Operating Officer

(1)	Members of the audit committee

(2)	Members of the compensation committee

(3)	Members of the corporate governance and nominating committee

Simin Zhang is our founder and has served as chairman of our board of directors since June 1995. Mr. Zhang is also the chairman of the board of directors of the Neptunus Group. Prior to founding the Neptunus Group in July 1989, he was an employee in CITIC Group from 1986 to 1989. From 1983 to 1986, he was an employee in the PRC Space Administration. He is currently a guest professor at the Harbin Institute of Technology and Jilin University, an executive director of China Enterprise Confederation and China Enterprise Directors Association and the president of Shenzhen General Chamber of Commerce. Mr. Zhang received a bachelor’s degree in precision instruments from Harbin Institute of Technology in 1983, an honorary doctorate from University of Newcastle in Australia in 1997 and a Ph.D. degree in economics from Nan Kai University in 2001.
Ian F. Wade has served as our chief executive officer since January 2009. He was the group managing director for 25 years at the A.S. Watson Group, or Watson, a Hong Kong based entity that has one of the largest and fastest growing global retail operations, with over 7,700 stores in 37 countries. Under his leadership, Watson opened 270 stores in China and 400 stores in Taiwan, and launched hypermarkets in China. In addition, Mr. Wade also managed Watson’s retail operations and private label businesses in many countries in Europe.
Barry J. Buttifant has been a director of our company since November 2007. He is a member of our audit committee, compensation committee, corporate governance and nominating committee. He is an independent non-executive director of Daiwa Associate Holdings Limited and Giordano International Limited, and a non-executive director of Hsin Chong Construction Group Ltd., or HCCG, and Synergis Holdings Limited, or Synergis, all of which are publicly listed companies in Hong Kong. Mr. Buttifant also serves as a non-executive director of Global-Tech Advanced Innovations Inc., a NASDAQ listed company. In October 2009, Mr. Buttifant rejoined Mission Hills Group, or MHG, as a Director – Corporate Finance, and prior to this appointment, he had been a consultant to the MHG since December 2008. Prior to joining MHG, he served as a Principal to KLC Kennic Lui & Company, a professional accounting firm and Managing Director of KLC Transactions Limited. Prior joining KLC, Mr. Buttifant was the Executive Director — Finance of the MHG from February 2008 till November 2008. Since December 2004, he was the managing director of Hsin Chong International Holdings Limited, a controlling shareholder of HCCG (which was acquired by MHG in November 2007) and Synergis (which was acquired by HCCG in September 2008). Mr. Buttifant was also an alternate director to both HCCG and Synergis. Mr. Buttifant was an operating partner of Barings Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited, or Wo Kee Hong from 2001 to 2002 and was the advisor to the board of directors of Wo Kee Hong from November 2002 to April 2004. Prior to joining Wo Kee Hong, he was the managing director of IDT International Limited for over eight years and had worked for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in the capacity of finance director and managing director. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants, the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors.
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
Alistair Eric MacCallum Laband has been a director of our company since November 2007. Mr. Laband is a member of our audit committee, our compensation committee and corporate governance and nominating committee. Since late November 2008, Mr. Laband has been a financial consultant to CITIC Pacific Ltd., a company listed on the Hong Kong Stock Exchange. From 2003 to June 2007, he was a partner of PricewaterhouseCoopers, or PwC, Hong Kong/China and until March 2007, secretary of the PwC Asia Region Board. From 2001 to 2002, he was a partner in charge of the Company Secretarial Services Group of PwC’s Hong Kong office. From 1997 to 2001, he was finance/operations partner and a management board member of the Hong Kong office of Price Waterhouse, or PW, and subsequently, the Hong Kong office of PwC. From 1997 to 1998, he was also in charge of the company secretarial and legal services group of PW’s Hong Kong office. Mr. Laband obtained a bachelor’s degree in law from the University of Cambridge in 1973 and a diploma in accountancy from the University of Strathclyde in 1976. Mr. Laband is a Chartered Accountant of the Institute of Chartered Accountants of Scotland and a Fellow of the Institute of Certified Public Accountants of Hong Kong.

Gary Siu Kwan Sik has been a director of our company since November 2007. Mr. Sik is a member of our audit committee and our compensation committee. Mr. Sik has more than fifteen years of experience in investment banking and finance. He has held senior positions with a number of major international investment banks, as well as the Hong Kong operations of the securities and investment banking division of a state-owned PRC bank, responsible for business development and regional business operations. Mr. Sik achieved his Bachelor’s degree in engineering science and Master’s degree in Arts from Oxford University in 1989 and 2006 respectively Mr. Sik is a member of The Institute of Chartered Accountants in England and Wales and a fellow member of Hong Kong Institute of Certified Public Accountants. He is an independent non-executive director of China Glass Holdings Limited and Dawnrays Pharmaceutical (Holdings) Limited respectively, both companies are listed on the Stock Exchange of Hong Kong Limited. Mr. Sik is also an independent non-executive director of Simcere Pharmaceutical Group, a company listed on the New York Stock Exchange that manufactures and supplies branded generic pharmaceutical products for the China market.
William Weili Dai was appointed as the Chief Financial Officer of our company on January 5, 2009. Prior to joining our company, Mr. Dai was the chief financial officer of MicroPort Medical, a leading medical device company in China. From 1996 to 2006, Mr. Dai served as finance director in charge of China operations for three leading global companies, Mundipharma Pharmaceuticals, Boston Scientific and Case Corporation. During his tenure at Mundipharma and Boston Scientific, he was involved in multiple strategic mergers and acquisitions and business development projects in China. Mr. Dai began his financial management career with Ford Motor Company in Michigan in 1993 as financial analyst and later became the component department controller and then the assistant to the CFO of Ford’s joint venture in China. Mr. Dai received his MBA degree in 1993 from Michigan State University and his bachelor’s degree in 1988 from Shanghai University.
Jason (Xinghua) Wu was appointed as the Chief Operating Officer of our company on June 2, 2009. Mr. Wu joined our company in July 2008. He has served in various positions within our company, as the vice general manager of our Guangzhou branch, the regional general manager in charge of our North China Region and was promoted to vice president of operations in March 2009. Before joining our company, Mr. Wu held senior management positions at various consumer goods companies. From 2002 to early 2008, he was the CEO of Yiming Group, a private company specializing in food distribution, nutrient manufacturing, and convenience store operations. Prior to joining Beijing Yiming, Mr. Wu served as the divisional marketing director of Four Seas Group, a food manufacturing, trading and distribution company. Jason received his master’s degree in management from the Northeastern University of China in 1999.
The address of our directors and executive officers is c/o China Nepstar Chain Drugstore Ltd., 6th Floor, Tower B, Xinnengyuan Building, Nanhai Road, Nanshan District, Shenzhen, Guangdong Province 518054, People’s Republic of China. No family relationship exists between any of our directors and executive officers.
B. Compensation of Directors and Executive Officers
Cash Compensation
In 2009, the aggregate cash compensation to our executive officers, including all the directors, was RMB5.4 million (US$0.8 million). For options granted to officers and directors, see “— Pre-IPO Share Option Scheme” and “— 2007 Share Incentive Plan.”
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
Lock-up. Under the option agreements, holders of our options (and permitted transferees) have agreed that they will not, directly or indirectly, offer, sell or transfer or dispose of any of the shares subscribed upon exercise of their options during the period commencing as of 14 days prior to and ending one year after the effective date of the registration statement or prospectus covering any public offering of our securities, or such lesser period of time the underwriters may permit. Holders of our options are permitted to participate in a registered offering with respect to any shares they hold, subject to the discretion of our board of directors.
Our board of directors and shareholders authorized the issuance of up to 8,680,000 ordinary shares upon exercise of options granted under our pre-IPO Share Option Scheme. On August 30, 2005, we granted options to purchase 1,000,000 ordinary shares to 296 of our staff, including senior management, key employees and other employees, with an exercise price of US$0.075 per share. On March 20, 2006, we granted options to purchase 6,680,000 ordinary shares to 456 of our staff, including senior management, key employees and other employees, with an exercise price of US$0.75 per share. On September 1, 2006, we granted options to purchase 1,000,000 ordinary shares to an executive officer with an exercise price of US$0.75 per share. The Pre-IPO Share Option Scheme terminated after the completion of our initial public offering in November 2007. As of December 31, 2009, 2,708,412 ordinary share options granted under the pre-IPO Share Option Scheme were exercised, options to purchase 63,200 ordinary shares were forfeited and options to purchase 2,731,566 ordinary shares were outstanding.

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
Amendment and Termination of Plan. Our board of directors may at any time amend, alter or discontinue our 2007 share incentive plan. Amendments or alterations to our 2007 share incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, or if shareholder approval is required by law or by stock exchange rules or regulations. Any amendment, alteration or termination of our 2007 share incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2007 share incentive plan shall continue in effect for a term of ten years from the date of adoption.
On November 9, 2007, we granted 200,000 options with a grant date fair value of approximately US$2.86 per option or RMB4.3 million in aggregate, to our four independent directors at that time. The exercise price of such options is US$8.10 per share, which is equal to the initial public offering price of our ordinary shares. The options vest and become exercisable in three equal annual installments on the first, second and third of the anniversaries of the date of grant. The share options shall expire on the fifth anniversary of the date of grant.
On January 5, 2009, we granted 600,000 options with a grant date fair value of approximately US$0.8 per option or RMB3.2 million in aggregate, to an executive officer. The exercise price of such options is US$2.40 per share. The options vest and become exercisable in three equal annual installments on the first, second and third of the anniversaries of the date of grant. The share options shall expire on the 10th anniversary of the date of grant.

On January 5, 2010, we granted an aggregate of 1,000,000 options with a grant day fair value of approximately US$0.86 per option to two of our executive officers. The exercise price of such options is US$3.725 per share. The options vest and become exercisable in four equal annual installments on the first, second, third and fourth of the anniversaries of the date of grant. The share options shall expire on the 10th anniversary of the date of grant.
On March 2, 2010, we granted an aggregate of 150,000 shares to our three current independent directors and 50,000 restricted shares to an executive officer. The grant of the shares to our independent directors was made in exchange for their forfeiture of 150,000 options granted in November 2007 and their waiver of certain cash compensations they were entitled to under their director agreements. The restricted shares granted to the executive officer vest and become exercisable in five equal annual installments on the first, second, third, fourth and fifth of the anniversaries of the date of grant.
C. Board Practices
Committees of the Board of Directors
Audit Committee
Our audit committee consists of Alistair Eric MacCallum Laband, Barry J. Buttifant and Gary Siu Kwan Sik. Mr. Laband is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that all members of our audit committee are “independent directors” within the meaning of NYSE Manual Section 303A(2) and will meet the criteria for independence set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;
•	reviewing with our independent registered public accounting firm any audit issues or difficulties and management’s response;
•	reviewing and approving all proposed related party transactions;
•	discussing the annual audited financial statements with management and our independent registered public accounting firm;
•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and
•	meeting separately and periodically with management, our internal auditor and independent registered public accounting firm.

Compensation Committee
Our compensation committee consists of Alistair Eric MacCallum Laband, Barry J. Buttifant and Gary Siu Kwan Sik. Our board of directors has determined that each member of the compensation committee is an “independent director” within the meaning of NYSE Manual Section 303A(2). Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. A chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
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

Corporate Governance and Nominating Committee
Our corporate governance and nominating committee consists of Barry J. Buttifant, Alistair Eric MacCallum Laband and Gary Siu Kwan Sik. Our board of directors has determined that each member of the corporate governance and nominating committee is an “independent director” within the meaning of NYSE Manual Section 303A(2). The corporate governance and nominating committee assists our board of directors of directors in identifying individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:
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
Our board of directors has adopted a code of business conduct and ethics, which is applicable to our senior executive and financial officers. Our code of business conduct and ethics has been filed as exhibits to our registration statement on Form F-1 (File No. 333-146767), as amended, initially filed with the SEC on October 17, 2007.
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
Terms of Directors and Executive Officers
Our executive officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by special resolution or the unanimous written resolution of all shareholders or with cause by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director: (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.
Employment Agreements
We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a felony conviction, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to a severance pay of at least one month’s salary.
Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with employment by us, any of our confidential information, technological secrets, commercial secrets and know-how. Each of our executive officers has also agreed to disclose to us all inventions, designs and techniques resulted from work performed by him or her, and to assign us all right, title and interest of such inventions, designs and techniques. Moreover, each of our executive officers has agreed that during the term of his or her employment with us and three years thereafter: (i) not to serve, invest or assist in any business that competes with our business; and (ii) not to solicit any of our officers, directors, employees or agents.

D. Employees
We had 14,282, 17,188 and 16,015 employees as of December 31, 2007, 2008 and 2009, respectively. The following table sets forth the number of our employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2009:

	As of December 31, 2009
	Employees	Percentage of Total
Non-pharmacist store staff	9,690	60.5%
Pharmacists	4,262	26.6
Management	1,388	8.7
Logistics	675	4.2

Total	16,015	100.0%

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
We are required under PRC law to make contributions to our employee benefit plans including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. Our contributions are made based on specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses. The total amount of contributions we incurred for these employee benefit plans in 2007, 2008 and 2009, was RMB18.3 million, RMB30.1 million and RMB28.7 million (US$4.2 million), respectively.
Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2010 by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Simin Zhang(2)	107,000,000	51.0
Barry J. Buttifant	*	*
Alistair Eric MacCallum Laband	*	*
Gary Siu Kwan Sik	*	*
Jason (Xinghua) Wu	*	*
Stephanie Hui(3)	50,000,000	23.8
William Weili Dai	*	*
All directors and executive officers as a group	159,142,305	75.8
Principal Shareholders
China Neptunus Drugstore Holding Ltd.	107,000,000	51.0
GS Funds(4)	50,000,000	23.8

*	Beneficially own less than 1.0% of our outstanding ordinary shares.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities. The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person is based on 209,873,148 ordinary shares outstanding as of December 31, 2009 and additional shares issuable upon the exercise of the outstanding options held by such person within 60 days of this annual report.

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

(4)
Includes a total of 50,000,000 shares owned by (i) GS Capital Partners 2000, L.P., GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., each of which is a limited partnership organized under the laws of the State of Delaware, (ii) GS Capital Partners 2000 Offshore, L.P., a Cayman Islands exempted limited partnership, and (iii) GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, a German KG. Each of the GS Funds has a mailing address of c/o Goldman, Sachs & Co., 85 Broad Street, 10th Floor, New York, NY 10004. Affiliates of The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager of each of the GS Funds, and each of the GS Funds shares voting and investment power with certain of its respective affiliates. Each of the GS Funds is affiliated with or managed by Goldman, Sachs & Co., a wholly-owned subsidiary of The Goldman Sachs Group, Inc. Each of The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and Goldman Sachs (Asia) L.L.C. disclaims beneficial ownership of the shares owned by each of the GS Funds, except to the extent of their pecuniary interest therein.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 24, 2010, of the 209,873,148 issued and outstanding ordinary shares, 53,771,984 ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary of our ADSs. Approximately 25.62% of our ordinary shares, representing our ordinary shares held by the depositary, were held in the United States.
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees — Share Ownership.”
B. Related Party Transactions
After the completion of our initial public offering on November 9, 2007, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions since the beginning of 2007 up to the date of this annual report.
Transactions with Companies in Which a Major Shareholder Had Equity Interests
Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, Neptunus BVI, is the chairman of the board of directors and the controlling person of the Neptunus Group. In 2007, 2008 and 2009, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB64.8 million, RMB130.4 million and RMB89.6 million (US$13.1 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB4.5 million, RMB1.0 million and RMB3.9 million (US$0.6 million), respectively. In connection with our purchases from Neptunus and its affiliates, we prepaid RMB132.9 million in April 2008 to the Neptunus Group. These prepayments were made in exchange for an 8% to 10% discount of procurement value on more than 100 types of national branded products procured from several companies under the Neptunus Group, namely Shandong Neptunus Galaxy Medicine Co., Ltd. and Shenzhen Neptunus Changjian Pharmaceutical Co. Ltd. and its affiliates. Mr. Zhang agreed to indemnify us against any damages incurred by us as a result of a breach of contract by the Neptunus Group. During 2008 and 2009, we purchased merchandise totaling RMB62.6 million and RMB32.2 million (US$4.7 million) and expect to use the remaining balance of the prepayments by end of 2010. Other than these prepayments, the payment terms offered by the Neptunus Group for the purchase of merchandise ranged from 60 to 90 days and amounts due from the Neptunus Group were due 90 days from the date of sale. As of December 31, 2009, RMB12.5 million (US$1.8 million) was due to the Neptunus Group in connection with our purchase of merchandise.

As of December 31, 2008 and 2009, the amounts due from Neptunus Group and its affiliates totaled RMB12,000 and RMB3.9 million (US$0.6 million), respectively, related to the sale of merchandise. As of December 31, 2008 and 2009, amounts related to expenses we paid on behalf of Neptunus Group and its affiliates related to purchases made by shareholder of Neptunus Group in our stores were RMB4.7 million and RMB3.4 million (US$0.5 million), respectively.
In November 2007, we entered into an agreement with an affiliate of Neptunus Group to purchase store properties for a total consideration of RMB3.1 million. The consideration was fully paid upon successful transfer of the properties’ legal title in March 2008.
In November 2008, we entered into an operating lease arrangement to lease certain property from Neptunus Group and its affiliates. The monthly rent is approximately RMB90,000 and the lease expires in November 2011.
Transactions with an Affiliated Entity of JZJ
We purchase certain merchandise from Yunnan Jianzhija Medical Ltd., an affiliated entity of our former consolidated subsidiary JZJ. In 2007 and 2008, we purchased merchandise from Yunnan Jianzhija Medical Ltd. totaling RMB230.9 million and RMB279.9 million, respectively, which represented 20.0% and 21.4% of our total purchases during each of these periods, respectively. We did not purchase any merchandise from Yunnan Jianzhija Medical Ltd. in 2009. The payment terms offered by Yunnan Jianzhija Medical Ltd., for the purchase of merchandise ranged from 60 to 90 days. As of December 31, 2008, RMB60.3 million was due to the Yunnan Jianzhija Medical Ltd., in connection with our purchase of merchandise and amounts related to expenses paid by us on behalf of Yunnan Jianzhija Medical Ltd. related to purchases of merchandise by Yunnan Jianzhija Medical Ltd. from us was RMB2.5 million. As of December 31, 2009, no payment was due to Yunnan Jianzhija Medical Ltd.
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
The following is a summary of the material provisions of these arrangements. For more complete information, you should read these agreements in their entirety, which are filed with the SEC.
Logistics Service and Information Technology Support Agreements
Under the logistics service and information technology support agreements between Nepstar Pharmaceutical and each of the regional Nepstar companies, Nepstar Pharmaceutical will provide logistic services, information technology support and consulting services to the regional Nepstar companies and the stores they operate, in exchange for an annual service fee calculated based on each regional Nepstar company’s gross profit for the corresponding year. The term of each logistics service and information technology support agreement is ten years from the effective date thereof, renewable by agreement between the parties. The logistics service and information technology support agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice to the regional Nepstar companies regarding its decision not to renew the agreements.

Trade Name License Agreements
Under the trade name license agreements between Nepstar Pharmaceutical and each of the regional Nepstar companies, Nepstar Pharmaceutical grants a non-exclusive license to use its trade names and brand names to the regional Nepstar companies and the stores they operate, in exchange for an annual license fee calculated based on each regional Nepstar company’s gross profit for the corresponding year. The term of each trade name license agreement is ten years from the date thereof, renewable by agreement between the parties. The trade name license agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice to the regional Nepstar companies regarding its decision not to renew the agreements.
Supply Agreements
Under the supply agreements between Nepstar Pharmaceutical and each of the regional Nepstar companies, Nepstar Pharmaceutical is the exclusive supplier of all products sold by the regional Nepstar companies and the drugstores they operate. The purchase price to be paid by the regional Nepstar companies will be determined by Nepstar Pharmaceutical monthly based on the prevailing market conditions. In each month, Nepstar Pharmaceutical will notify the regional Nepstar companies of the applicable purchase price for the following month. Nepstar Pharmaceutical also has the right to adjust the purchase price for any current month in its sole discretion. As a result, Nepstar Pharmaceutical has effective control over the prices the regional Nepstar companies pay for their merchandise. The term of each supply agreement is ten years from the effective date thereof, renewable by agreement between the parties. The supply agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice regarding its decision not to renew the agreements.
Shareholders Agreements
Under the shareholders agreements among Nepstar Pharmaceutical, Nepstar IT Service and Nepstar Management Consulting with respect to each of the regional Nepstar companies:
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

Equity Pledge Agreements
Under the equity pledge agreement among Nepstar Pharmaceutical, Liping Zhou and Feng Tu, each of Liping Zhou and Feng Tu has pledged his or her respective equity interest in Nepstar IT Service and Nepstar Management Consulting to Nepstar Pharmaceutical to secure: (i) the obligations of Nepstar IT Service and Nepstar Management Consulting under the loan agreements, and (ii) the obligations of each regional Nepstar company under the logistics service and information technology support agreements, the trade name license agreements and the supply agreements described above. In addition, neither Liping Zhou nor Feng Tu will transfer, sell, pledge, dispose of or create any encumbrance on their respect equity interest in Nepstar IT Service and Nepstar Management Consulting.
Under the equity pledge agreement among Nepstar Pharmaceutical, Nepstar IT Service and Nepstar Management Consulting, each of Nepstar IT Service and Nepstar Management Consulting has pledged its respective equity interest in each of the regional Nepstar companies to Nepstar Pharmaceutical to secure: (i) the obligations of Nepstar IT Service and Nepstar Management Consulting under the loan agreements; and (ii) the obligations of each regional Nepstar company under the logistics service and information technology support agreements, the trade name license agreements and the supply agreements described above. In addition, neither Nepstar IT Service nor Nepstar Management Consulting may transfer, sell, pledge, dispose of or create any encumbrance on their equity interests in the regional Nepstar companies, or engage in any business or operations other than holding equity interests in the regional Nepstar companies. All amounts received by Nepstar IT Service and Nepstar Management Consulting from the regional Nepstar companies, including dividends and other distributions on equity interests, shall be deemed as security for the loans and be deposited in a designated bank account, payable to Nepstar Pharmaceutical upon its request in respect of the outstanding loans. Without prior consent of Nepstar Pharmaceutical, these amounts may not be distributed.
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

Dividend Policy
Our board of directors has complete discretion on whether to pay dividends. On March 18, 2008, our board of directors approved a cash dividend on our ordinary share of US$0.06 per share, based on our net income for 2007. The cash dividend was paid on or around May 10, 2008, to shareholders of record as of the close of business on April 10, 2008. On March 13, 2009, our board of directors approved a cash dividend of US$0.35 per ADS. The cash dividend was paid in May 2009 to shareholders of record as of the close of business on April 16, 2009. On August 24, 2009, our board of directors declared a special cash dividend of US$1.50 per ADS. In November and December 2009, approximately RMB1,038 million (US$152 million) was paid out to shareholders of record as of the close of business on September 25, 2009. On March 3, 2010, our Board of Directors declared a cash dividend of US$0.28 per ADS. The cash dividend is payable on or around May 3, 2010 to shareholders of record as of the close of business on April 2, 2010.
Our ability to pay dividends depends substantially on the payment of dividends to us by our consolidated PRC entities. In particular, each of our consolidated PRC entities may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to applicable PRC laws, rules and regulations, 10% of after-tax profits of each of our consolidated PRC entities are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. As of December 31, 2009, the accumulated balance of our statutory reserve funds totaled RMB42.8 million (US$6.3 million) and the accumulated profits of our consolidated PRC entities that were available for dividend distribution totaled RMB158.0 million (US$23.1 million). Our restricted reserves are not distributable as cash dividends. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Furthermore, if any of our subsidiaries and controlled affiliates incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.
If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included elsewhere in this annual report.
ITEM 9.   The Offer and Listing
A. Offer and Listing Details
Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.” The table below shows, for the periods indicated, the high and low closing prices on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 26, 2010 was US$7.12 per ADS.

	Market Price Per ADS
	High		Low
2007 (from November 9, 2007)	US$	20.50	US$	15.25
2008		16.50		2.87
2009		7.60		3.47
Quarterly Highs and Lows
First quarter 2008		16.50		10.62
Second quarter 2008		13.79		8.24
Third quarter 2008		8.71		3.93
Fourth quarter 2008		5.28		2.87
First quarter 2009		4.92		3.47
Second quarter 2009		5.95		4.07
Third quarter 2009		7.25		4.79
Fourth quarter 2009		7.60		5.95
First quarter 2010		7.49		5.98
Monthly Highs and Lows
October 2009		6.90		5.95
November 2009		7.60		6.55
December 2009		7.48		6.92
January 2010		7.49		5.98
February 2010		7.09		5.98
March 2010		7.40		6.95
April 2010 (through April 26)		7.39		6.91

B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10.   ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We incorporate by reference into this annual report the description of our second amended and restated memorandum of association contained in our registration statement on Form F-1 (File No. 333-146767), as amended, initially filed with the SEC on October 17, 2007.
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.
D. Exchange Controls
Pursuant to the Foreign Currency Administration Rules promulgated in 1996, as amended, and various regulations issued by the SAFE and other relevant PRC government authorities, the Renminbi is convertible without prior approval from SAFE only to the extent of current account items, such as trade-related receipts and payments, interest and dividends and after complying with certain procedural requirements. Capital account items, such as direct equity investments, loans and repatriation of investments, require the prior approval from the SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in Renminbi. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to limitations set by the SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into Renminbi.
Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or the SAFE Circular No. 75, issued on October 21, 2005: (i) a PRC citizen or resident shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle, or overseas SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC citizen or resident contributes the assets of or its equity interests in a domestic enterprise into an overseas SPV, or engages in overseas financing after contributing assets or equity interests to an overseas SPV, such PRC citizen or resident shall register his or her interest in the overseas SPV and the change thereof with the local branch of the SAFE; and (iii) when the overseas SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. On May 29, 2007, the SAFE issued relevant guidance to its local branches for the implementation of the SAFE Circular No. 75. This guidance standardizes more specific and stringent supervision on the registration requirement relating to the SAFE Circular No. 75, and further requires PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to register with the SAFE.
Our beneficial owners who are PRC citizens or residents have registered with the local branch of the SAFE as required under SAFE Circular No. 75.
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

People’s Republic of China Taxation
Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. The CIT Law was enacted on March 16, 2007 and became effective on January 1, 2008. The implementation regulations under the CIT Law issued by the PRC State Council became effective January 1, 2008. Under the CIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and has revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for certain enterprises, whether foreign-invested or domestic, that were registered on or before March 16, 2007 and received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Some enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the CIT Law.
The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, generally at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the CIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if all of the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. As a result, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that we are a “resident enterprise”, we may be subject to enterprise income tax at a rate of 25% on our worldwide income.
The CIT Law provides that a maximum income tax rate of 20% is applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income is derived from the operations of our operating subsidiaries located in the PRC. In addition, under the CIT Law, the Notice of the State Administration of Taxation on Overview of Treaty Dividends Withholding Tax Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which was effective on January 1, 2007 in the PRC, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which was issued on October 27, 2009, dividends from our PRC subsidiaries paid to us may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if we are considered as a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. Although we are a Cayman Islands incorporated Company, we are considered as a Hong Kong tax resident as we are primarily managed and controlled in Hong Kong and subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong and may qualify under the Double Taxation Arrangement (Hong Kong). We have determined that we have qualified for the 5% withholding tax rate pursuant to the Double Taxation Arrangement (Hong Kong).

Certain U.S. Federal Income Tax Consequences
The following summary describes certain U.S. federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. This summary applies only to U.S. Holders (defined below) that are beneficial owners of ADSs or ordinary shares, that hold the ADSs or ordinary shares as capital assets and that have U.S. dollars as their functional currency. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
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

Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year.
Under PRC tax law, if the dividends paid by us are deemed to be derived from sources within the PRC, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In that case, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met, although no assurances can be given in this regard. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
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
Taxation of Disposition of ADSs or Ordinary Shares
For U.S. federal income tax purposes, and subject to the discussion under “—Passive Foreign Investment Company” below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of each ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or shares, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.
Passive Foreign Investment Company
Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2009, although there can be no assurance in this regard. However, due to the volatility of the market price of our ADSs and ordinary shares in recent market conditions, we believe that we may be a PFIC for our current taxable year or that we may become one in the future. Under the Code, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. In addition, if it is determined that we own directly or indirectly 49.0%, but not the remaining 51.0%, of the equity interests in the regional Nepstar companies for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending on December 31, 2009, the current taxable year or in the future. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

In general, we will be a PFIC for any taxable year in which:
•	at least 75% of our gross income for the taxable year is passive income, or
•	at least 50% of the value (determined based on a quarterly average) of our assets held during the taxable year is attributable to assets that produce or are held for the production of passive income.
For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.
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
If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
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
Alternatively, you can sometimes avoid the rules described above with respect to the stock you own in a PFIC by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares paid to you within the United States (and in certain cases, outside the United States) may be subject to information reporting to the Internal Revenue Service, unless you are an exempt recipient. However, backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We have filed this annual report on Form 20-F, including exhibits, with the SEC. As permitted by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we have filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.
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
We use the Renminbi as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our subsidiaries is the Renminbi. All of our subsidiaries’ transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiaries existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of income. The values of our company’s assets, liabilities and redeemable convertible preferred shares are translated into Renminbi in accordance with FASB ASC Topic 830, Foreign Currency Matters, using the exchange rate on the balance sheet date. Revenues and expenses of our company are translated at average rates prevailing during the year. Gains and losses resulting from translation of our financial statements from U.S. dollars into Renminbi are recorded in other comprehensive loss within equity. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars received in our initial public offering into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2009, we had U.S. dollar denominated bank deposits of US$35.3 million. If there was a further 1.0% appreciation of Renminbi against the U.S. dollar, our cash balance would have been decreased by RMB2.4 million (US$0.3 million), which would have resulted in an increase in the accumulated other comprehensive loss by such amount.
We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure in foreign exchange risk.

Interest Rate Risk
We have not been, nor do we anticipate being, exposed to material risks due to changes in interest rates. Our risk exposure to changes in interest rates relates primarily to the interest income generated by cash deposited in interest-bearing savings accounts. Our interest-bearing bank loan balance as of December 31, 2009 amounted to RMB470.0 million (US$68.9 million). We have not used, and do not expect to use in the future, any derivative financial instruments to hedge our interest risk exposure.
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
As set forth in the Deposit Agreement dated November 17, 2007 among us, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of the ADRs, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.
The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a share dividend or share split declared by us or an exchange of share regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:
•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•
a fee of US$0.02 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year (with the aggregate of such fees not to exceed the amount set forth above) and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision); provided that the depositary may adjust this fee with our consent, such consent not to be unreasonably withheld;

•
any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•
a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	share transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•
such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

 We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.
Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and the New York Stock Exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As set forth in the Deposit Agreement dated November 17, 2007 among us, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of the ADRs, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide certain depositary services until its fees for those services are paid. In 2009, we received the following reimbursement from the depository:

Category of Reimbursement	Amount (in US$)
Listing fees	163,609.00
Investor relations related expenses	290,424.37
Legal fees	223,208.03
Directors and officers’ insurance fees	227,380.00
Others	73,454.00

Total	978,075.40

The depositary has further agreed to waive other ADS program related expenses totaling US$255,000 associated with the administration of the ADS program.

PART II
ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None of these events occurred in 2007, 2008 or 2009.
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
See “Item 10. Additional Information” for a description of the rights of holders of our ordinary shares, which remain unchanged.
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
In 2009, we used the net proceeds received from our initial public offering as follows:
•	approximately RMB47.8 million to open new stores, renovate existing stores and replace certain equipment;
•	approximately RMB19.1 million for acquisitions; and
•	approximately RMB6.2 million to update our information management system and inventory control system.
As of December 31, 2009, we had total cash, cash equivalents and bank deposits in the amount of RMB666.0 million (US$97.6 million), restricted cash in the amount of RMB765.0 million (US$112.1 million) and held-to-maturity investment securities in the amount of RMB400 million (US$58.6 million).
ITEM 15.   CONTROLS AND PROCEDURES
Disclosure Controls and Procedures.
Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.
Management’s Annual Report on Internal Control Over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Due to its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2009 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Attestation Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by KPMG, an independent registered public accounting firm, as stated in their report dated April 30, 2010 appearing herein.
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of China Nepstar Chain Drugstore Ltd.:
We have audited China Nepstar Chain Drugstore Ltd.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Nepstar Chain Drugstore Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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

In our opinion, China Nepstar Chain Drugstore Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated April 30, 2010 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG
Hong Kong, China
April 30, 2010
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Alistair Laband qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” within the meaning of NYSE Manual Section 303A(2) and meet the criteria for independent set forth in Section 10A(m)(3) of the Exchange Act.
ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officers, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-146767). We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to KPMG during the periods indicated below.

	For the Year Ended December 31,
	2007		2008	2009
	(in millions of RMB)
Audit Fees	5.0		9.0	7.2
Audit-related Fees	16.3	(1)	—	—
Tax Fees	—		—	0.2
All other Fees(2)	0.4		1.5	—

(1)	Represents fees billed for services rendered in our initial public offering, including issuance of comfort letters.

(2)	Represents fees billed for internal control advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and all other services as described above. All services rendered by KPMG were pre-approved by our audit committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On August 26, 2008, our board of directors authorized a share repurchase program, under which we may repurchase up to US$40 million worth of our issued and outstanding ADSs from the open market from time to time and before December 27, 2009. During the duration of the share repurchase program, we have purchased 9,209,400 of our ordinary shares in the form of ADSs for a total purchase price of approximately US$19.3 million. All of the repurchased ordinary shares have been retired. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. We have not made any repurchase under the program after March 2009 and the share repurchase program ended on December 27, 2009. The following table sets forth certain information related to purchases made by us of our ADSs under the program:

				Total number of
				ADSs purchased
	Total			as part of
	number of			publicly	Approximate dollar value of
	ADSs	Average price		announced	ADSs that may yet be purchased
Period	purchased	paid per ADS(1)		program	under the program
		US$	RMB(2)		US$	RMB(1)
September 2008	1,256,100	4.7113	32.1585	1,256,100	34,082,195.17	232,641,656.01
October 2008	1,347,200	4.2716	29.1573	2,603,300	28,327,533.05	193,360,907.85
November 2008	1,169,400	3.4737	23.7112	3,722,700	24,265,368.49	165,632,978.78
December 2008	267,800	3.7970	25.9182	4,040,500	23,248,522.25	158,692,088.03
January 2009	104,400	3.9579	27.0162	4,144,900	22,835,318.58	155,871,601.10
February 2009	257,800	3.9108	26.6947	4,402,700	21,827,115.74	148,989,708.33
March 2009	202,000	3.8743	26.4457	4,604,700	21,044,503.42	143,647,675.89

(1)	The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)
The translations of U.S. dollar amounts into Renminbi amounts have been made at the noon buying rate in effect on December 31, 2009, which was US$1.00 to RMB6.8259. See “Introduction” and “Part I. — Item 3. Key Information — Selected Financial Data — Exchange Rate Information.”

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
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
ITEM 18.   FINANCIAL STATEMENTS
The following financial statements are filed as part of this annual report together with the report of the independent registered public accounting firm:
•	Consolidated Balance Sheets as of December 31, 2008 and 2009
•	Consolidated Statements of Income for the years ended December 31, 2007, 2008 and 2009
•	Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2007, 2008 and 2009
•	Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009
•	Notes to the Consolidated Financial Statements
ITEM 19.   EXHIBITS

Exhibit Number	Description of Document
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

4.17	*	Supplemental Agreement dated August 18, 2009 to the Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation)

8.1	*	List of Subsidiaries

11.1
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

Exhibit Number	Description of Document
12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed with this annual report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ Ian F. Wade
	Name:	Ian F. Wade
	Title:	Chief Executive Officer
Date: April 30, 2010

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
China Nepstar Chain Drugstore Ltd.
We have audited the accompanying consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Nepstar Chain Drugstore Ltd. and subsidiaries’ as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2(z) to the consolidated financial statements, on January 1, 2009, China Nepstar Chain Drugstore Ltd. adopted Statement of Financial Accounting Standards No. 160, Noncontrolling Interest in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51 (included in FASB ASC Subtopic 810-10, Consolidations-Overall).
The accompanying consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Nepstar Chain Drugstore Ltd.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Hong Kong, China
April 30, 2010

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2009
(Amounts in thousands, except share data)

		December 31,
	Note	2008	2009	2009
		RMB	RMB	USD
ASSETS
Current assets:
Cash, cash equivalents and bank deposits	2(d),3	1,197,884	666,012	97,571
Restricted cash	2(e)	—	765,000	112,074
Held-to-maturity investment securities	4	641,000	400,000	58,600
Accounts receivable, net of allowance for doubtful accounts	5	88,136	72,561	10,630
Prepayments for purchase of merchandise paid to related parties	23	70,306	38,102	5,582
Amounts due from related parties	23	7,244	7,306	1,070
Prepaid expenses, deposits and other current assets	6	178,354	144,154	21,119
Inventories	7	373,689	369,775	54,172
Deferred tax assets	12	15,863	6,907	1,012

Total current assets		2,572,476	2,469,817	361,830

Long-term bank deposits	3	200,000	—	—
Held-to-maturity investment securities	4	400,000	—	—
Property and equipment, net	8	240,396	204,710	29,990
Deposits for purchases of properties paid to related parties	23	2,100	—	—
Rental deposits		28,873	38,557	5,649
Cost method investments		12,638	12,638	1,851
Equity method investment	12	—	29,343	4,299
Land use right	2(k)	—	8,622	1,263
Intangible assets, net	9	2,390	725	106
Goodwill	10	35,177	40,462	5,928
Deferred tax assets	12	4,723	2,914	427
Deposits for acquisitions	10	—	12,788	1,874

TOTAL ASSETS		3,498,773	2,820,576	413,217

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	13	—	470,000	68,855
Accounts payable		267,250	313,794	45,972
Amounts due to related parties	23	64,200	12,533	1,836
Accrued expenses and other payables	14	123,905	121,645	17,821
Income tax payable		35,344	38,599	5,655
Dividend payable	18	—	38,631	5,659

Total current liabilities		490,699	995,202	145,798

Deferred income		14,992	27,002	3,956
Deferred tax liabilities	12	10,443	20,640	3,024

Total liabilities		516,134	1,042,844	152,778

Shareholders’ equity:
Share capital – ordinary shares USD0.0001 par value:
360,000,000 shares authorized; 208,293,136 shares issued and outstanding as of December 31, 2008;
360,000,000 shares authorized; 209,873,148 shares issued and outstanding as of December 31, 2009	15	165	166	24
Additional paid-in capital		2,823,668	1,605,762	235,245
Accumulated other comprehensive loss		(38,009)	(38,485)	(5,638)
Retained earnings	16	173,650	210,289	30,808

Total China Nepstar Chain Drugstore Ltd. shareholders’ equity		2,959,474	1,777,732	260,439
Noncontrolling interest		23,165	—	—

Total shareholders’ equity		2,982,639	1,777,732	260,439

Commitments and contingencies	24

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,498,773	2,820,576	413,217

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)

		Year ended December 31,
	Note	2007	2008	2009	2009
		RMB	RMB	RMB	USD

Revenue	19,23	1,954,683	2,396,642	2,217,613	324,882
Cost of goods sold		(1,092,011)	(1,257,752)	(1,143,398)	(167,509)

Gross profit		862,672	1,138,890	1,074,215	157,373
Sales, marketing and other operating expenses		(606,340)	(898,019)	(858,072)	(125,708)
General and administrative expenses		(75,514)	(99,495)	(105,652)	(15,478)

Income from operations		180,818	141,376	110,491	16,187

Interest income		10,703	121,557	75,335	11,037
Interest expense		(151)	—	(2,507)	(367)
Dividend income from cost method investments		1,077	1,116	3,776	553
Equity in income of an equity method investee	11	—	—	5,128	751
Other income	11	—	113	8,927	1,308

Income before income tax expense		192,447	264,162	201,150	29,469
Income tax expense	12	(36,354)	(64,922)	(61,174)	(8,962)

Net income		156,093	199,240	139,976	20,507
Less: net income attributable to noncontrolling interest		(7,928)	(6,494)	—	—

Net income attributable to China Nepstar Chain Drugstore Ltd.		148,165	192,746	139,976	20,507

Accretion to Series A redeemable convertible preferred shares redemption value	17	(15,135)	—	—	—

Net income attributable to China Nepstar Chain Drugstore Ltd. ordinary shareholders		133,030	192,746	139,976	20,507

Earnings per ordinary share:

Basic	22	0.80	0.90	0.67	0.10

Diluted	22	0.80	0.88	0.66	0.10

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except share data)

						Total
				Accumulated		China Nepstar
	Ordinary shares		Additional	Other		Chain Drugstore Ltd.
	Number of	Par Value	Paid-in	Comprehensive	Retained	Shareholders’	Noncontrolling	Total
	Shares	Amount	Capital	Loss	Earnings	Equity	Interest	Shareholders’ Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2007	115,000,000	95	59,617	(487)	(61,617)	(2,392)	11,036	8,644
Net income	—	—	—	—	148,165	148,165	7,928	156,093
Foreign currency translation adjustment net of tax effect of nil	—	—	—	(37,470)	—	(37,470)	—	(37,470)

Comprehensive income						110,695	7,928	118,623
Accretion to Series A redeemable convertible preferred shares redemption value (Note 17)	—	—	—	—	(15,135)	(15,135)	—	(15,135)
Issuance of ordinary shares upon initial public offering (“IPO”), net of share offering costs of RMB 51,806	47,437,500	35	2,601,302	—	—	2,601,337	—	2,601,337
Conversion of Series A convertible redeemable preferred shares to ordinary shares (Note 17)	50,000,000	37	249,630	—	—	249,667	—	249,667
Issuance of ordinary shares upon exercise of employee share options (Note 15)	640,444	1	2,265	—	—	2,266	—	2,266
Share-based compensation expense (Note 20)	—	—	8,707	—	—	8,707	—	8,707

Balance as of December 31, 2007	213,077,944	168	2,921,521	(37,957)	71,413	2,955,145	18,964	2,974,109

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except share data)

						Total
						China Nepstar
				Accumulated		Chain Drugstore
	Ordinary shares		Additional	Other		Ltd.		Total
	Number of	Par Value	Paid-in	Comprehensive	Retained	Shareholders’	Noncontrolling	Shareholders’
	Shares	Amount	Capital	Loss	Earnings	Equity	Interest	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008	213,077,944	168	2,921,521	(37,957)	71,413	2,955,145	18,964	2,974,109
Net income	—	—	—	—	192,746	192,746	6,494	199,240
Foreign currency translation adjustment net of tax effect of nil		—	—	(52)	—	(52)	—	(52)

Comprehensive income						192,694	6,494	199,188
Disposal of a subsidiary	—	—	—	—	—	—	(2,293)	(2,293)
Repurchase and retirement of ordinary shares (Note 15)	(8,081,000)	(5)	(116,390)		—	(116,395)	—	(116,395)
Issuance of ordinary shares upon exercise of employee share options (Note 15)	3,296,192	2	14,395	—	—	14,397	—	14,397
Share-based compensation expense (Note 20)		—	4,142	—	—	4,142	—	4,142
Dividend (Note 18)	—	—	—	—	(90,509)	(90,509)	—	(90,509)

Balance as of December 31, 2008	208,293,136	165	2,823,668	(38,009)	173,650	2,959,474	23,165	2,982,639

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except share data)

						Total
				Accumulated		China Nepstar
	Ordinary shares		Additional	Other		Chain Drugstore Ltd.		Total
	Number of	Par Value	Paid-in	Comprehensive	Retained	Shareholders’	Noncontrolling	Shareholders’
	Shares	Amount	Capital	Loss	Earnings	Equity	Interest	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	208,293,136	165	2,823,668	(38,009)	173,650	2,959,474	23,165	2,982,639
Net income	—	—	—	—	139,976	139,976	—	139,976
Foreign currency translation adjustment net of tax effect of nil		—	—	(476)	—	(476)	—	(476)

Comprehensive income						139,500	—	139,500
Repurchase and retirement of ordinary shares (Note 15)	(1,128,400)	(1)	(16,081)	—	—	(16,082)	—	(16,082)
Issuance of ordinary shares upon exercise of employee share options (Note 15)	2,708,412	2	13,300	—	—	13,302	—	13,302
Share-based compensation expense (Note 20)	—	—	3,003	—	—	3,003	—	3,003
Dividend (Note 18)	—	—	(1,218,128)	—	(103,337)	(1,321,465)	—	(1,321,465)
Deconsolidation of Yunnan Nepstar	—	—	—	—	—	—	(23,165)	(23,165)

Balance as of December 31, 2009	209,873,148	166	1,605,762	(38,485)	210,289	1,777,732	—	1,777,732

Balance as of December 31, 2009 (USD)		24	235,245	(5,638)	30,808	260,439	—	260,439

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands)

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income	156,093	199,240	139,976	20,507
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expense	8,707	4,142	3,003	440
Depreciation and amortization	47,841	62,400	63,144	9,251
Loss on disposal of property and equipment	893	1,445	3,728	546
Gain on disposal of intangible assets	—	(113)	—	—
Gain on deconsolidation of a subsidiary	—	—	(8,927)	(1,308)
Equity in income of equity method investees	—	—	(5,128)	(751)
Deferred income taxes	(1,006)	(6,820)	19,519	2,860
Provision for inventory write-downs	4,097	13,510	8,702	1,275

Changes in operating assets and liabilities (net of effect of acquisitions, a disposal and the deconsolidation of Yunnan Nepstar):
Accounts receivable	(14,598)	(33,837)	(12,793)	(1,874)
Prepayment for purchase of merchandise paid to related parties	(4,452)	(65,854)	32,204	4,717
Amounts due from related parties	4,410	(5,836)	(2,198)	(322)
Prepaid expenses, deposits and other current assets	(54,175)	(76,698)	8,604	1,260
Inventories	(18,042)	(92,550)	(52,727)	(7,725)
Deferred income	—	14,992	12,009	1,759
Accounts payable	(10,609)	35,347	46,759	6,850
Amounts due to related parties	(5,084)	13,656	8,476	1,242
Accrued expenses and other payables	31,209	5,859	25,490	3,734
Income tax payable	25,773	(2,614)	5,439	797

Net cash provided by operating activities	171,057	66,269	295,280	43,258

Cash flows from investing activities:
Increase in restricted cash	—	—	(15,000)	(2,198)
Purchase of property and equipment	(68,430)	(129,933)	(53,982)	(7,907)
Proceeds from disposal of property and equipment	2,146	1,476	413	60
Purchase of held-to-maturity investment securities	(600,000)	(1,691,380)	—	—
Proceeds from maturity of held-to-maturity investment securities	—	1,250,380	641,000	93,907
Proceeds from disposal of intangible assets	—	1,335	—	—
Payment for acquisitions	—	(57,887)	(19,078)	(2,795)
Payment for land use right	—	—	(8,622)	(1,263)
Investment in time deposits with original maturity over three months	—	(2,156,000)	(690,000)	(101,086)
Proceeds from maturity of time deposits with original maturity over three months	—	1,111,000	805,000	117,933
Effect of deconsolidation of Yunnan Nepstar	—	—	(7,011)	(1,027)

Net cash (used in)/ provided by investing activities	(666,284)	(1,671,009)	652,720	95,624

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon IPO, net of share offering costs of RMB33,578 paid	2,619,565	—	—	—
Proceeds from issuance of ordinary shares upon exercise of employee share options	2,266	14,397	13,302	1,949
Payment for repurchase of ordinary shares	—	(116,395)	(16,082)	(2,356)
Proceeds from short-term bank loans	3,000	—	610,000	89,366
Repayment of short-term bank loans	(6,000)	—	(140,000)	(20,510)
Dividends paid	—	(86,669)	(1,282,111)	(187,830)
Payment of IPO offering costs	—	(18,288)	—	—

Net cash provided by/(used in) financing activities	2,618,831	(206,955)	(814,891)	(119,381)

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands)

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	USD

Effect of foreign currency exchange rates on cash	(37,689)	(4,332)	19	2
Net increase / (decrease) in cash	2,085,915	(1,816,027)	133,128	19,503
Cash and cash equivalents at beginning of the year	82,996	2,168,911	352,884	51,698

Cash and cash equivalents at end of the year	2,168,911	352,884	486,012	71,201

Supplemental disclosure of cash flow information:

Interest paid	(151)	—	(2,068)	(303)

Income taxes paid	(25,361)	(73,943)	(31,960)	(4,682)

Payable for purchase of property and equipment	10,821	6,067	8,112	1,188

Share offering costs payable	18,228	—	—	—

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION
(a)	Principal activities

China Nepstar Chain Drugstore Ltd. (the “Company”) and its subsidiaries (collectively with the Company, the “Group”) are principally engaged in the business of operating retail drugstores in the People’s Republic of China (“PRC”). The Group’s drugstores provide pharmacy services and sell prescription drugs, non-prescription or over-the-counter drugs, nutritional supplements, herbal products, personal and family care products and convenience products such as snack food and beverages. As of December 31, 2009, the Company, through its subsidiaries, was the owner operator of 2,479 retail drugstores in approximately 71 cities in Guangdong, Jiangsu, Zhejiang, Liaoning, Shandong, Hunan, Fujian, Sichuan, and Hubei provinces and Shanghai, Tianjin and Beijing municipalities of the PRC under the name of “China Nepstar”. All of the Group’s operations and customers are located in the PRC.

The following list contains the particulars of subsidiaries and an investee which principally affect the consolidated results of operations and financial condition of the Company.

		Percentage of equity interest
	Principal	as of December 31,
Name of subsidiary	activities	2007	2008	2009

Shenzhen Nepstar Pharmaceutical Co., Ltd. (“Nepstar Pharmaceutical”)	Procurement of merchandise for the Group	100%	100%	100%

Shanghai Nepstar Chain Co., Ltd. (“Shanghai Nepstar”)	Operation of retail drugstores	100%	100%	100%

Guangzhou Nepstar Chain Co., Ltd. (“Guangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

Ningbo Nepstar Chain Co., Ltd. (“Ningbo Nepstar”)	Operation of retail drugstores	100%	100%	100%

Sichuan Nepstar Chain Co., Ltd. (“Sichuan Nepstar”)	Operation of retail drugstores	100%	100%	100%

Jiangsu Nepstar Chain Co., Ltd. (“Jiangsu Nepstar”)	Operation of retail drugstores	100%	100%	100%

Dalian Nepstar Chain Co., Ltd. (“Dalian Nepstar”)	Operation of retail drugstores	100%	100%	100%

Hangzhou Nepstar Chain Co., Ltd. (“Hangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION — CONTINUED
(a)	Principal activities — continued

		Percentage of equity interest
	Principal	as of December 31,
Name of subsidiary	activities	2007	2008	2009

Shandong Nepstar Chain Co., Ltd. (“Shandong Nepstar”)	Operation of retail drugstores	100%	100%	100%

Shenzhen Nepstar Chain Co., Ltd. (“Shenzhen Nepstar”)	Operation of retail drugstores	100%	100%	100%

Qingdao Nepstar Chain Co., Ltd. (“Qingdao Nepstar”)	Operation of retail drugstores	100%	100%	100%

Tianjin Nepstar Chain Co., Ltd. (“Tianjin Nepstar”)	Operation of retail drugstores	100%	100%	100%

Weifang Nepstar Pharmaceutical Co., Ltd. (“Weifang Nepstar”)	Procurement of merchandise for the Group	100%	100%	100%

Yunnan Jian Zhijia Chain Drugstore Ltd. (“Yunnan Nepstar”)	Operation of retail drugstores (Note 1(a)(i))	40%	40%	40%

Fuzhou Nepstar Chain Co., Ltd. (“Fuzhou Nepstar”)	Operation of retail drugstores	—	—	100%

Hubei Nepstar Chain Co., Ltd. (“Hubei Nepstar”)	Operation of retail drugstores	—	—	100%

Beijing Nepstar Chain Co., Ltd. (“Beijing Nepstar”)	Operation of retail drugstores	—	—	100%

Shenyang Nepstar Chain Co., Ltd. (“Shenyang Nepstar”)	Operation of retail drugstores	—	—	100%

Note (i)

Yunnan Nepstar is 40% owned by Nepstar Pharmaceutical, 30% owned by Yunnan Qunxiang Industrial Trading Co., Ltd. (“Qunxiang”), a company 100% beneficially owned by a director of Yunnan Nepstar, who is also an employee of the Group, and 30% owned by Yunnan Hengyu Industrial Trading Co., Ltd. (“Yunnan Hengyu”), a third party investor. In 1999, Qunxiang assigned Nepstar Pharmaceutical its 30% voting interest right with respect to the corporate, financial and operating actions of Yunnan Nepstar, including the approvals for the appointment of directors, business operating and capital investment plans, financial budgets, and dividends or profit distributions. Under the Articles of Association of Yunnan Nepstar, the approval and resolution of these corporate, financial and operating actions require a majority vote by the shareholders. The assignment of the voting interest right to Nepstar Pharmaceutical was legally binding and irrevocable as long as Nepstar Pharmaceutical remained a 40% shareholder of Yunnan Nepstar. Also, Qunxiang agreed not to dispose its 30% equity interest in Yunnan Nepstar to any parties other than Nepstar Pharmaceutical without receiving Nepstar Pharmaceutical’s prior consent. Since Nepstar Pharmaceutical had legal and unilateral control of the operations of Yunnan Nepstar by virtue of ownership of a majority voting interest held directly (40%) and indirectly through the voting interest right assignment (30%), Yunnan Nepstar was accounted for as a 40%-owned consolidated subsidiary of the Group with 60% noncontrolling interest during the years ended December 31, 2007 and 2008. On January 5, 2009, the Company announced that its Board of Directors approved the termination of the voting interest right assignment agreement between Qunxiang and Nepstar Pharmaceutical. The termination of the voting interest right assignment was considered by the Board of Directors to be in the long term interest of the Company’s shareholders. Upon the termination of the voting interest right assignment in January 2009, Yunnan Nepstar is no longer a consolidated subsidiary of the Company and instead accounted for under the equity method of accounting. Upon deconsolidation, management remeasured the retained noncontrolling interest in Yunnan Nepstar to its fair value. See Note 11.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION — CONTINUED

(b)	Significant concentrations and risks

For the years ended December 31, 2007, 2008 and 2009, none of the Group’s suppliers contributed more than 10% of the Group’s total purchase of merchandise except for a related party supplier, Yunnan Jian Zhijia Medical Ltd., as disclosed in Note 23(a).

As of December 31, 2008 and 2009, the Group held US dollar denominated bank deposits of USD11,172 and USD35,328 (equivalent to RMB76,223 and RMB241,149). The deposits were primarily placed with Citibank N.A. Hong Kong Branch and Merrill Lynch International Bank Limited in the Hong Kong Special Administrative Region of the PRC (“HKSAR”). Apart from the bank deposits in HKSAR, all of the Group’s bank deposits are with financial institutions of mainland of the PRC.

(c)	Organization

The Company was incorporated in the Cayman Islands in August 2004 as part of the reorganization of Shenzhen Nepstar Health Chain Drugstore Co., Ltd., a PRC company that operated the retail drugstore business of Shenzhen Neptunus Group Co., Ltd. (“Neptunus Group”) to facilitate the raising of capital from investors outside of the PRC and the Company’s initial public offering (the “Reorganization”).

In May 2007, the Company carried out a group reorganization whereby it transferred 51% equity interest in each of Shanghai Nepstar, Guangzhou Nepstar, Ningbo Nepstar, Sichuan Nepstar, Jiangsu Nepstar, Dalian Nepstar, Hangzhou Nepstar, Shandong Nepstar, Shenzhen Nepstar, Qingdao Nepstar and Tianjin Nepstar (collectively the “Pre-2009 Regional Companies”) to two PRC companies (the “Transferee Companies”). The Transferee Companies are legally held under the name of the Group’s employees in order to comply with certain PRC rules and regulations in relation to foreign ownership of companies in the PRC engaging in the retail drugstore businesses. The Transferee Companies paid an aggregate consideration of RMB36,000 to the Company for the 51% equity interest in the Pre-2009 Regional Companies, which was financed by loans of the same amount provided by the Company. In August 2009, Nepstar Pharmaceutical and the Transferee Companies established Fuzhou Nepstar, each holding 49% and 51% equity interests, respectively. The Transferee Companies paid the initial capital contribution of RMB1,530 with the funds advanced by Nepstar Pharmaceutical. In order to have the same unilateral control and economic risks and rewards as direct legal ownership of the Pre-2009 Regional Companies and Fuzhou Nepstar, (these 12 entities collectively referred to as “Regional Companies” hereafter), Nepstar Pharmaceutical entered into certain contractual arrangements (the “Contractual Agreements”) with the Regional Companies, the Transferee Companies and their individual legal owners. The terms of the Contractual Agreements are summarized as follows:

Agreements that Retain Control over the Regional Companies

Under the shareholders agreement among Nepstar Pharmaceutical and the Transferee Companies, the Transferee Companies are not allowed to transfer its equity interests in the Regional Companies to a third party, nor are they allowed to pledge, dispose of or create any encumbrance on such equity interests, without the prior written consent of Nepstar Pharmaceutical. In addition, the Transferee Companies agree to delegate all voting power rights as legal shareholders of the Regional Companies to persons designated by Nepstar Pharmaceutical, and agree to delegate the voting rights of the directors representing it on the Board of Directors of the Regional Companies to the directors representing Nepstar Pharmaceutical.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION — CONTINUED

(c)	Organization — continued

Agreements that Retain Economic Risks and Rewards of the Regional Companies

Under the Logistics Service and Information Technology Support Agreements, the Trade Name License Agreements entered into between Nepstar Pharmaceutical and each of the Regional Companies, Nepstar Pharmaceutical provides logistic, information technology support and consulting services to the Regional Companies, and allows these companies to use the trade names and brand names for their operations, in exchange for annual service fees and license fees calculated based on each Regional Company’s gross profit. Under the Supply Agreements entered into between Nepstar Pharmaceutical and each of the Regional Companies, Nepstar Pharmaceutical is a supplier of products sold by these companies’ retail drugstores and other suppliers of products sold by these companies’ retail drugstores need to be authorized and approved by Nepstar Pharmaceutical. The purchase price to be paid by the Regional Companies to Nepstar Pharmaceutical is determined by Nepstar Pharmaceutical monthly based on latest market conditions. However, Nepstar Pharmaceutical has the right to adjust the purchase price at its sole discretion. These agreements allow a substantial portion of the Regional Companies’ profits to be transferred to the Company through Nepstar Pharmaceutical.

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

On November 9, 2007, the Company completed its initial public offering of shares in the form of American Depositary Shares (“ADSs”). The Company’s ADSs are traded on New York Stock Exchange under the symbol “NPD”.

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

The Contractual Agreements provide the Company with the legal and unilateral financial control of the Regional Companies and allow the Company to share in all economic risks and rewards of ownership as though the Regional Companies were held through direct legal ownership. Accordingly, the Company has consolidated the Regional Companies as though the entities were wholly-owned subsidiaries. The loans of and advance to the Transferee Companies are fully eliminated upon consolidation.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Significant items subject to such estimates and assumptions include the realizability of inventories; the useful lives and salvage values of property and equipment and intangible assets, the recoverability of the carrying amount of property and equipment, goodwill, intangible assets and investments; the realization of deferred tax assets; the collectibility of accounts receivable, the fair values of employee share-based payment arrangements and financial instruments; and the assessment of contingent obligations. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

(c)	Foreign currency transactions and translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company is the US dollar (“USD”), whereas the functional currency of the Company’s subsidiaries in the PRC is the RMB since the PRC is the primary economic environment in which these entities operate. Transactions denominated in currencies other than the functional currency are converted into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in general and administrative expenses in the consolidated statements of income. Gains and loss on inter-company foreign currency transactions that are of a long-term investment nature are reported as other comprehensive income or loss in the same manner as translation adjustments.

Assets and liabilities of the Company are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses of the Company are translated at average rates prevailing during the year. Gains and losses resulting from translation of the Company’s financial statements are recorded as a separate component of accumulated other comprehensive loss within shareholders’ equity.

For the convenience of the readers, the December 31, 2009 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB6.8259, being the noon buying rate for U.S. dollars in effect on December 31, 2009 for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2009 or at any other date.

Since RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

(d)	Cash and cash equivalents

Cash and cash equivalents, include interest-bearing time deposits at banks with original maturity within three months.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(e)	Restricted cash

Cash that is restricted as to withdrawal or usage is reported as restricted cash in the consolidated balance sheets and is not included in the beginning or ending balance of cash and cash equivalents in the consolidated statements of cash flows.

As of December 31, 2008, none of the cash or cash equivalents was restricted. Restricted cash of RMB765,000 (USD112,074) as of December 31, 2009 primarily related to short-term pledged bank deposits held by certain financial institutions, which were designated as security for the short-term bank loans and other credit facilities granted by these financial institutions (Note 13). Upon repayment of bank loans covered and the expiry of these credit facilities, the restriction will be released by the respective financial institutions.

(f)	Held-to-maturity investment securities

Investments in debt securities in which the Group has the intent and ability to hold the securities, until maturity are classified as held-to-maturity investment securities. Held-to-maturity investment securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Interest income from the held-to-maturity investment securities is recognized when earned. Premiums and discounts, if any, are amortized or accreted over the life of the related security as an adjustment to interest income using the effective-interest method.

(g)	Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable represent amounts due from banks relating to retail sales that are paid or settled by the customers’ debit or credit cards, amounts due from government social security bureaus relating to retail sales of drugs and prescription medicine that are paid or settled by the customers’ medical insurance cards, and amounts due from non-retail customers for sales of merchandise. Accounts receivable are stated net of an allowance for doubtful accounts. The Group maintains and records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts and aging data. Judgments are made with respect to the collectibility of accounts receivable based on customer specific facts and current economic conditions. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance sheet credit exposure related to its customers.

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Market is the lower of replacement cost or net realizable value. The Group carries out physical inventory counts on a quarterly basis at each store and warehouse location and records write-downs to inventories for shrinkage losses and damaged merchandise that are identified during the inventory counts. The provisions for inventory write-downs due to shrinkage losses and damaged merchandise for the years ended December 31, 2007, 2008 and 2009 were RMB4,097, RMB13,510 and RMB8,702, respectively, and are included in cost of goods sold.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(i)	Long-lived assets

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation or amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated residual value. Leasehold improvements are amortized over the shorter of 5 years or the lease term of the underlying assets. The estimated useful lives of the Group’s property and equipment are as follows:

Store properties	20 years
Store fixture and equipment	5 years
Motor vehicles	5 years
Software	10 years
Goodwill

Goodwill is an asset representing the excess of the aggregate purchase price over the fair value of the net assets acquired in purchase business combinations, which are not individually identified and separately recognized.

Intangible assets

The Group’s intangible assets represent favorable lease contracts acquired in business combinations (see Note 9). The favorable lease contracts are amortized over the remaining lease term.

Impairment of long-1ived assets

Long-lived assets including property and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment of long-lived assets was recognized for the years ended December 31, 2007, 2008 and 2009.

Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350 “Intangibles-Goodwill and Other”. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. No impairment of goodwill was recognized for the years ended December 31, 2007, 2008 and 2009.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(j)	Cost and equity method investments

Investments in the stock of an investee where the Group does not have the ability to exercise significant influence over the operating and financial policies of the investees are accounted for under the cost method. Under the cost method of accounting, the Group records an investment in the equity of an investee at cost, and recognizes in income the amount of dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition.

Investments in the stock of an investee, where the Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as equity in income/(loss) of an equity method investee in the consolidated statements of income.

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

(k)	Land use right

Land use right represents the cost of right to use land in the PRC. Land use right is carried at cost and charged to expense on a straight-line basis over a period of the right of 50 years.

(l)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with FASB ASC Section 740-10-25, the Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of income.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(m)	Revenue recognition

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

(n)	Government grants

Government grants are recognized in balance sheet initially when there is reasonable assurance that they will be received and the Group will comply with the relevant conditions attaching to them. Grants that compensate the Group for expenses to be incurred are recognized in other income on a systematic basis in the same periods in which the expenses are incurred.

For the years ended December 31, 2007, 2008 and 2009, government grant of nil, nil and RMB1,078, respectively, have been recognized in the consolidated statements of income to offset related costs.

(o)	Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs amounted to RMB15,962, RMB8,945 and RMB7,941, for the years ended December 31, 2007, 2008 and 2009, respectively.

(p)	Store opening costs

Expenditures related to the opening of new drugstores, other than expenditures for property and equipment, are expensed when incurred.

(q)	Vendor allowances

The Group accounts for vendor allowances according to FASB ASC Subtopic 605-50, Customer Payments and Incentives. Vendor allowances are recorded as a reduction to the carrying value of inventories and subsequently recognized in cost of goods sold when the inventories are sold, unless the allowances are specifically identified as reimbursements for advertising, promotion and other services, in which case they are recognized as a reduction of the related advertising and promotion costs.

For the years ended December 31, 2007, 2008 and 2009, the Company recognized vendor allowances of RMB57,978, RMB50,439 and RMB41,072 in cost of goods sold, and nil, RMB7,088 and RMB9,753 as a reduction of advertising and promotion costs, respectively.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(r)	Warehouse, buying and distribution costs

Warehouse and buying costs represent primarily rental expenses for warehouses, staff cost and other expenses incurred in warehousing and purchasing activities. Distribution costs represent the costs of transporting the merchandise from warehouses to stores. These costs are expensed as incurred and are included in sales, marketing and other operating expenses. Warehouse and buying costs amounted to RMB20,567, RMB25,228 and RMB28,175 and distribution costs amounted to RMB8,842, RMB10,912 and RMB8,224 for the years ended December 31, 2007, 2008 and 2009, respectively.

(s)	Operating leases

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

(t)	Retirement and other postretirement benefits

Contributions to defined contribution retirement plans are charged to the consolidated statements of income as and when the related employee service is provided. The Group does not have any defined benefit retirement plans.

(u)	Share-based payments

The Group accounts for share-based payments in accordance with FASB ASC Topic 718 “Compensation-Stock Compensation”. Under FASB ASC Topic 718, the Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes that cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. Details of the Group’s share option plan are set out in Note 20.

(v)	Earnings per share

Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings. The Company’s redeemable convertible preferred shares (Note 17) were participating securities since the holders of these securities may participate in dividends with ordinary shareholders based on a pre-determined formula.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the redeemable convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the impact is anti-dilutive.

(w)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Historically, the Group has experienced no product liability claims.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(x)	Segment reporting

The Group’s chief operating decision maker has been identified as its Chief Executive Officer. The Group has no operating segment, as defined by FASB ASC Topic 280 “Segment Reporting”. Because all of the Group’s operations and customers are located in the PRC, no geographic information is presented.

(y)	Fair value measurements

On January 1, 2008, the Group adopted the provisions of FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“Statement 157”), included in ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 (Statement 157) also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Topic 820 (Statement 157) establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC Topic 820 (Statement 157) establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.
The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

On January 1, 2009, the Group adopted the provisions of ASC Topic 820 (Statement 157) to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The initial adoption of the provisions of this standard related to nonfinancial assets and nonfinancial liabilities did not have any impact on the Company’s consolidated financial statements.

The Company did not have any financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on a recurring or nonrecurring basis as of December 31, 2008 and 2009.

(z)	Recently issued accounting pronouncements

On January 1, 2009, the Company adopted SFAS 141(R), Business Combinations, included in FASB ASC Topic 805, Business Combination (“ASC Topic 805”). ASC Topic 805 modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, ASC Topic 805 requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent acquired assets and liabilities, as well as contingent consideration, to be recognized at fair value. The initial adoption of the provisions of this standard did not have any impact on the Company’s consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

(z)	Recently issued accounting pronouncements — continued

On January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, included in FASB ASC Subtopic 810-10, Consolidations — Overall (“ASC Subtopic 810-10”), which requires certain changes to the presentation of the financial statements. This amendment requires noncontrolling interests (previously referred to as “minority interest”) to be classified in the consolidated statements of income as part of consolidated net earnings (RMB7,928, RMB6,494 and nil for the years ended December 31, 2007 and 2008 and 2009, respectively) and to include the accumulated amount of noncontrolling interests in the consolidated balance sheets as part of shareholders’ equity (RMB23,165 and nil as of December 31, 2008 and 2009, respectively). The amount previously reported as net income is now presented as net income attributable to China Nepstar Chain Drugstore Ltd. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings. The Company accounted for the deconsolidation of Yunnan Nepstar in January 2009 under ASC Subtopic 810-10. See Note 11.

In May 2009, the FASB updated its guidance in FASB Statement No. 165, Subsequent Events, which was primarily codified into FASB ASC Topic 855, Subsequent Events (“ASC Topic 855”), establishing principles and requirements for subsequent events. In particular, ASC Topic 855 sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This updated guidance is effective for interim periods ended after June 15, 2009. The adoption of ASC Topic 855 did not have a significant impact on the Company’s financial condition, results of operations or cash flows.

In June 2009, the FASB issued FASB ASC Topic 105, Generally Accepted Accounting Principles (“ASC Topic 105”) and established the FASB ASC, as the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related accounting literature. The FASB ASC is updated through the FASB’s issuance of Accounting Standards Updates, or ASUs. ASC Topic 105 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. Its adoption did not have any impact on the Company’s consolidated financial statements.

In January 2010, the FASB released Accounting Standards Update 2010-02 (“ASU 2010-02”), Accounting and Reporting for Decreases in Ownership of a Subsidiary — A Scope Clarification. The ASU 2010-02 specified that the guidance in ASC Subtopic 810-10 on accounting for decreases in ownership of a subsidiary applied to a subsidiary or group of assets that constitutes a business or nonprofit activity. ASU 2010-02 is effective for the first interim or annual reporting period ending on or after December 15, 2009 for the Company and the guidance should be applied on a retrospective basis to the first period in which the Company adopted ASC Subtopic 810-10. The adoption of the provision of this standard update did not have any impact on the Company’s financial condition, results of operations or cash flows.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
3	CASH, CASH EQUIVALENTS AND BANK DEPOSITS

As of December 31, 2008 and 2009, the amount of cash and cash equivalents and bank deposits by original maturity was as follows:

	December 31,
	2008	2009
	RMB	RMB

Cash and cash equivalents	352,884	486,012
Short-term time deposits with original maturity over three months but within two years	845,000	180,000

Total current cash and bank deposits	1,197,884	666,012

Long-term time deposits with original maturity between one and two years	200,000	—

As of December 31, 2008 and 2009, the Company held US Dollar denominated bank deposits of USD11,172 and USD35,328 (equivalent to RMB76,223 and RMB241,149), respectively.

As of December 31, 2009, the interest rates of time deposits range from 2.25% to 4.41% per annum with a weighted average original maturity of 18.9 months. The Group places its cash in financial institutions with sound credit rating.

4	HELD-TO-MATURITY INVESTMENT SECURITIES

Held-to-maturity investment securities represent unquoted debt securities issued by PRC financial institutions. The principals of these debt securities are guaranteed by respective PRC financial institutions.

As of December 31, 2009, the debt securities bear fixed interest rate at 6.68% per annum, mature on January 17, 2010, and are not redeemable prior to maturity.

The fair value, carrying amount, gross unrecognized gains/(losses) and maturities of the held-to-maturity investment securities at December 31, 2008 and 2009 were as follows:

	December 31,
	2008	2009
	RMB	RMB
Due within one year:
Fair value	641,000	400,318
Unrecognized gain	—	318
Carrying amount	641,000	400,000

Due after one year but less than two years
Fair value	400,750	—
Unrecognized gain	750	—
Carrying amount	400,000	—
The fair value is estimated as the present value of future cash flows, discounted at current market interest rates for similar investment securities.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
5	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable consist of the following:

	December 31,
	2008	2009
	RMB	RMB
Accounts receivable due from:
Banks	2,931	1,181
Social security bureaus	66,232	53,985
Non-retail customers	19,939	17,991

	89,102	73,157
Less: allowance for doubtful accounts	(966)	(596)

Accounts receivable, net	88,136	72,561

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2007, 2008 and 2009.

	December 31,
	2007	2008	2009
	RMB	RMB	RMB

Balance at the beginning of the year	—	897	966
Additions charged to bad debt expense for the year	897	69	—
Write-off of accounts receivable against the allowance	—	—	(370)

Balance at the end of the year	897	966	596

Historically, the amount of bad debt write-off has been immaterial and the Group has been able to collect substantially all amounts due from these parties.
6	PREPAID EXPENSES, DEPOSITS AND OTHER CURRENT ASSETS

Prepaid expenses, deposits and other current assets consist of the following:

	December 31,
	2008	2009
	RMB	RMB

Prepaid rental	73,459	79,407
Rental deposits	7,796	872
Prepayments for purchases of merchandise	3,298	8,010
Advances to employees	8,321	3,884
Deferred tax charge on unrealized profits on inter-company sales	14,971	8,532
Store consumables and supplies	7,617	7,891
Accrued interest income	52,117	29,683
Other prepaid expenses and deposits	10,775	5,875

	178,354	144,154

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
7	INVENTORIES

Inventories consist of the following:

	December 31,
	2008	2009
	RMB	RMB

Merchandise in stores	245,645	226,102
Merchandise in warehouses	128,044	143,673

	373,689	369,775

8	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2008	2009
	RMB	RMB

Store properties	10,552	10,271
Leasehold improvements	264,993	239,148
Store fixture and equipment	142,799	138,490
Software	23,983	30,676
Motor vehicles	12,722	14,293

	455,049	432,878
Less: Accumulated depreciation and amortization	(214,653)	(228,168)

	240,396	204,710

Total depreciation and amortization expense for property and equipment for the years ended December 31, 2007, 2008 and 2009 was RMB47,158, RMB60,870 and RMB61,480, respectively, of which RMB41,836, RMB55,392 and RMB55,802 was recorded in sales, marketing and other operating expenses and RMB5,322, RMB5,478 and RMB5,678 was recorded in general and administrative expenses. No depreciation and amortization expense was included in cost of goods sold for the years presented because the Company’s business does not involve manufacturing of merchandise and the amount of depreciation and amortization of property and equipment relating to warehousing and transporting the merchandise to store locations is not material.

9	INTANGIBLE ASSETS, NET

	December 31,
	2008	2009
	RMB	RMB

Cost	3,692	3,692
Less: Accumulated amortization	(1,302)	(2,967)

	2,390	725

As of December 31, 2008 and 2009, the Group’s intangible assets represented favorable lease contracts acquired in business combinations in 2008 (see Note 10). The Group amortizes these favorable lease contracts over the remaining lease term ranging from 2 to 6 years from the date of acquisition.

Amortization expense for intangible assets was RMB683, RMB1,530 and RMB1,664 for the years ended December 31, 2007, 2008 and 2009, respectively and was all included in general and administrative expenses. Estimated amortization expenses for the years ending December 31, 2010 and 2011, 2012, 2013 and 2014 thereafter are RMB423, RMB122, RMB98, RMB75 and RMB7, respectively.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
10	ACQUISITIONS

During the year ended December 31, 2008, the Group completed several business combinations in which it acquired 144 drugstores in the PRC. Upon completing each individual acquisition, the Group expects to achieve regional operational synergy and market share growth in drugstore operations. The Group accounted for these business combinations using the purchase method of accounting. The total aggregate purchase price of RMB57,987 was allocated to the identifiable assets acquired and liabilities assumed based on their fair values as of the respective acquisition dates with the excess of RMB35,177 recognized as goodwill.

During the year ended December 31, 2009, the Group completed two business combinations in which it acquired 5 stores from Beijing Zeruntong Medical Ltd. and 2 stores from Shanghai Riye Chain Co.,Ltd. in order to expand its retail store network. The Group accounted for these business combinations using the acquisition method of accounting. The total aggregate purchase price of RMB6,289 was allocated to the identifiable assets acquired and liabilities assumed based on their fair value as of the respective acquisition dates with the excess of RMB5,285 recognized as goodwill. Acquisition related costs were expensed as incurred and included in general and administrative expenses in the consolidated statements of income.

Upon completing each individual acquisition, the Group expects to achieve regional operational synergy and market share growth in drugstore operations.

A summary of the identifiable assets acquired and liabilities assumed in connection with these acquisitions are as follows:

	Year ended December 31,		Amortization
	2008	2009	period
	RMB	RMB	RMB

Total aggregate purchase price	57,987	6,289

Property, plant and equipment	7,215	159
Inventories	10,865	159
Prepaid rent and other current assets	1,961	686
Intangible assets — favorable lease contracts	3,692	—	2 to 6 years
Deferred tax liability	(923)	—

Net assets acquired and liabilities assumed	22,810	1,004

Goodwill	35,177	5,285

Goodwill arising from these business combinations is not deductible for income tax purpose. No pro forma financial information as if the acquisitions had occurred on January 1, 2008 and 2009 has been provided since the effect would not be material to the Group’s consolidated financial condition or results of operations.

During the year ended December 31, 2009, the Group entered into definite agreements with Shanghai Riye Chain Co., Ltd., Beijing Xiang Yun Kang Drugstore and Wenzhou Ren Ren Hao Chain Drugstore Co., Ltd., to acquire eight, six and eight stores, respectively. These acquisitions have been approved by the investment committee of the Company. As of December 31, 2009, the acquisitions of twenty stores have not been completed. A total deposit of RMB 12,788 has been paid to the respective parties and was recorded as deposits for acquisitions in the consolidated balance sheets. As of April 15, 2010, the acquisitions of seventeen stores have been completed. The acquisitions of the remaining three stores from Shanghai Riye Chain Co., Ltd. are expected to be completed by the end of 2010.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
11	EQUITY METHOD INVESTMENT

The equity method investment represents the 40% equity interest in Yunnan Nepstar, a non-public retail drugstore operating company. Upon the approval by the Company’s Board of Directors on the termination of the voting interest right assignment in January 2009 (see Note 1(a)), the investment in Yunnan Nepstar was accounted for under the equity method of accounting. Upon deconsolidation, a gain of RMB 8,927 was recognized in other income in 2009. The gain was measured as the difference between a) the aggregate of the fair value of the Company’s retained 40% equity interest and the carrying amount of the former 60% noncontrolling interest in Yunnan Nepstar, and b) the carrying amount of Yunnan Nepstar’s assets and liabilities. The fair value of the Company’s retained 40% equity interest in Yunnan Nepstar was determined using a market approach by reference to the market observable earning multiples of other comparable companies in the same industry and applying an appropriate marketability discount for illiquidity.

12	INCOME TAXES

Cayman Islands Tax

Under the current law of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividend by the Company, no withholding tax is imposed.

Hong Kong Tax

Although not incorporated in Hong Kong, the Company is considered as a Hong Kong tax resident since it is a company primarily managed and controlled in Hong Kong. The Company is subject to Hong Kong profits tax on income arising in or derived from Hong Kong. No provision for Hong Kong profits tax was made in the consolidated financial statements as the Company derived no taxable income from Hong Kong for the years ended December 31, 2007, 2008 and 2009.

PRC Corporate Income Tax

Each of the Company’s PRC subsidiaries files stand-alone tax returns and the Group does not file a consolidated tax return.

Prior to January 1, 2008, the Company’s operating subsidiaries, all being incorporated in the PRC, are governed by the PRC income tax law and were subject to the PRC enterprise income tax rate of 33%, except for certain subsidiaries and tax paying retail store entities that are located and conduct operations in the Shenzhen Special Economic Zones and Yunnan Province, which were subject to a preferential tax rate of 15%.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“new tax law”) which became effective on January 1, 2008. According to the new tax law, the statutory income tax rate is 25%. Further, from January 1, 2008, certain enterprises that were previously taxed at preferential rates are subject to a five-year transition period during which the income tax rate will gradually be increased to the unified rate of 25%. According to a notice issued by the State Council on December 26, 2007, for entities operating in the Shenzhen and Zhuhai Special Economic Zones, their applicable tax rates are 18%, 20%, 22%, 24%, and 25%, for 2008, 2009, 2010, 2011 and 2012 onwards, respectively (“the transitional rates”). Based on the above, the income tax rate applicable to the Company’s PRC subsidiaries, other than those operating in the Shenzhen and Zhuhai Special Economic Zones which are subject to the transitional rates, is reduced from 33% to 25% from January 1, 2008.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
12	INCOME TAXES — CONTINUED

Under the new tax law and its implementation rules beginning on January 1, 2008, a withholding tax is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempted from withholding tax. The implementation rules provide that the withholding tax rate is 10% unless reduced by a tax treaty/arrangement. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion, or China-HK Tax Treaty and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company has determined that it qualifies for the 5% withholding tax rate pursuant to the China-HK Tax Treaty and its related regulations.

The Group’s earnings before income tax expense consist of:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

PRC	190,369	271,965	209,105
Non-PRC	2,078	(7,803)	(7,955)

Earnings before income tax expense	192,447	264,162	201,150

Income tax expense in the consolidated statements of income consists of:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Current tax expense	37,360	71,742	41,655
Deferred tax (benefit)/expense	(1,006)	(6,820)	19,519

Income tax expense	36,354	64,922	61,174

The reconciliation between actual income tax expense and the amount that results by applying the PRC statutory tax rate of 33% for the year ended December 31, 2007, and 25% for the years ended December 31, 2008 and 2009, to earnings before income taxes is as follows:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Computed “expected” tax expense	63,508	66,041	50,288
Effect of tax rate differential	(33,543)	(27,145)	(7,108)
Dividend withholding taxes on undistributed earnings of PRC subsidiaries	—	9,846	7,696
Effect of deferred income tax recognized upon deconsolidation of Yunnan Nepstar	—	—	3,722
Effect of change in enacted tax rate	(680)	—	—
Non-deductible expenses:
- Staff costs exceeding allowable limit	5,080	—	—
- Disallowed rental expenses	1,470	4,820	7,215
- Others	2,462	2,459	2,255
Non-taxable income	(941)	(1,307)	(751)
Change in valuation allowance	(1,002)	10,208	(2,143)

Actual income tax expense	36,354	64,922	61,174

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
12	INCOME TAXES — CONTINUED
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2008 and 2009 are presented below.

	December 31,
	2008	2009
	RMB	RMB
Deferred tax assets:

- Property and equipment	1,333	—
- Tax loss carryforwards	39,691	26,226
- Inventories	2,492	2,143
- Accrued expenses	1,653	1,640
- Deferred income	—	1,886

Total gross deferred tax assets	45,169	31,895
Valuation allowance	(24,583)	(22,074)

Total deferred tax assets, less valuation allowance	20,586	9,821

Deferred tax liabilities:
- Dividend withholding taxes on undistributed earnings of subsidiaries	(9,846)	(13,224)
- Equity method investment	—	(7,236)
- Intangible assets	(597)	(180)

Total gross deferred tax liabilities	(10,443)	(20,640)

Net deferred tax assets/(liabilities)	10,143	(10,819)

Classification on consolidated balance sheets:

Deferred tax assets:
- Current	15,863	6,907
- Non-current	4,723	2,914

Deferred tax liabilities:
- Current	—	—
- Non-current	(10,443)	(20,640)
For the years ended December 31, 2007, 2008 and 2009, the change in valuation allowance was a decrease of RMB7,763, an increase of RMB8,750 and a decrease of RMB2,509, respectively. The change in valuation allowance for the year ended December 31, 2009 was primarily due to the utilization of tax loss carryforwards by certain subsidiaries that generated taxable income in the year and that had previously been loss making.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
12	INCOME TAXES — CONTINUED
The realization of the future tax benefits of deferred tax assets is dependent on future taxable income against which such tax benefits can be applied or utilized and the consideration of the scheduled reversal of deferred tax liabilities and any available tax planning strategies. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence must be considered in the determination of whether sufficient future taxable income will exist since the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilized. Such evidence includes, but is not limited to, the financial performance of the subsidiaries, the market environment in which these subsidiaries operate and the length of relevant carryforward periods. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that valuation allowances be established with respect to existing and future deferred tax assets. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of the deferred tax assets, net of the existing valuation allowance as of December 31, 2008 and 2009. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
As of December 31, 2009, the tax loss carryforwards of the Group amounted to RMB106,229. The tax loss carryforwards as of December 31, 2009 expires as follows:

By year ending December 31, 2010	4,128
By year ending December 31, 2011	16,600
By year ending December 31, 2012	11,311
By year ending December 31, 2013	60,538
By year ending December 31, 2014	13,652
As of January 1, 2007 and for the years ended December 31, 2007, 2008 and 2009, the Group did not have unrecognized tax benefits, and it does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. Accordingly, no interest and penalties related to unrecognized tax benefits were accrued.
The Company and its PRC subsidiaries file income tax returns in Hong Kong and the PRC, respectively. The tax returns of the Company are open to audit by the Hong Kong tax authority for the year beginning in 2006. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (USD15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC subsidiaries for the tax years beginning in 2004 are subject to examination by the relevant tax authorities.
13	SHORT-TERM BANK LOANS
During November 2009, certain financial institutions in the PRC granted short-term bank loans totalling RMB410,000 and credit facilities totalling RMB250,000 to the Group. As security for the loans and credit facilities, the Group is required to place time deposits amounting to RMB750,000 with these financial institutions.
As of December 31, 2009, outstanding short-term bank loans were RMB470,000. These loans were primarily obtained for general working capital purposes and bore a weighted average fixed interest rate of 4.359%. These loans mature in 2010.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
14	ACCRUED EXPENSES AND OTHER PAYABLES
Accrued expenses and other payables consist of the following:

	December 31,
	2008	2009
	RMB	RMB

Accrued payroll and employee benefits	45,267	47,849
Other accrued expenses (Note (a))	36,318	40,784
Payable for purchases of property and equipment	6,067	8,112
Interest payable	—	460
Deposits received (Note (b))	2,899	2,256
VAT and other taxes payable	33,354	22,184

	123,905	121,645

Notes:

(a)	Amounts represent primarily accrued rental, utilities, advertising and other sundry expenses.

(b)	Amounts represent primarily deposits from non-retail customers for purchase of merchandise.
15	ORDINARY SHARES
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
For the years ended December 31, 2007, 2008 and 2009, the Company issued 640,444, 3,296,192 and 2,708,412, ordinary shares, respectively, to employees upon the exercise of vested share options.
On August 26, 2008, the Board of Directors of the Company authorized a share repurchase program (“The Program”). The Program allows the Company, from time to time and before December 27, 2009, to purchase up to USD40,000 of its outstanding ordinary shares in the form of ADS from the open market. During the years ended December 31, 2008 and 2009, the Company purchased 8,081,000 and 1,128,400 of its ordinary shares for a total purchase price of USD16,913 (equivalent to RMB116,395) and USD2,356 (equivalent to RMB16,082), respectively. As of December 31, 2008 and 2009, all of the purchased shares had been retired.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
16	STATUTORY RESERVES
Under the PRC rules and regulations, the Company’s PRC subsidiaries are required to transfer 10% of the net profit, as determined in accordance with the relevant PRC laws and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders can be made. The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuance of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issuance is not less than 25% of the registered capital.
For the years ended December 31, 2007, 2008 and 2009, the Company’s PRC subsidiaries made appropriations to these statutory reserve funds of nil, RMB29,778 and RMB9,257 respectively. The accumulated balance of the statutory reserve funds maintained at the PRC subsidiaries as of December 31, 2008 and 2009 was RMB37,848 and RMB42,754, respectively. No equivalent amounts were appropriated by the Company or at the Company’s level.
17	REDEEMABLE CONVERTIBLE PREFERRED SHARES
Pursuant to a securities purchase agreement dated October 6, 2004 (“Securities Purchase Agreement”), the Company issued 30,000,000 and 20,000,000 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) on October 6, 2004 and December 1, 2005 to a group of third party investors at USD0.50 per share for cash of USD15,000 and USD10,000, respectively. Under the terms of the Securities Purchase Agreement, holders of the Series A Preferred Shares have the right to require the Company to redeem the shares to the extent a Qualified IPO has not occurred within 48 months after the date of issuance of the shares. A Qualified IPO is defined as a firm commitment underwritten initial public offering of the Company’s ordinary shares on a stock exchange internationally recognized and duly approved by the Company’s Board of Directors, that values the Company at no less than USD250,000 immediately prior to the IPO and that results in aggregate proceeds to the Company of USD50,000, net of offering costs. In the event of a redemption under this right, the Company shall redeem all of the outstanding Series A Preferred Shares at a redemption price equal to the original issue price of the shares, plus an amount which would have accrued on the original issue price at a compound annual rate of 8% from the date of issuance up to and including the date on which such redemption price is paid, plus any declared, accrued but unpaid dividends and interest thereon, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers. The accretion to the redemption value is reflected as a charge against retained earnings, or in the absence of retained earnings, by a charge against additional paid-in capital and amounted to RMB15,135 for the year ended December 31, 2007.
In November 2007, all Series A Preferred Shares were converted into ordinary shares upon completion of the Company’s IPO.
18	DIVIDEND
On March 18, 2008, the Board of Directors of the Company approved the payment of a cash dividend of USD0.06 per ordinary share, totaling approximately USD12,785 (equivalent to RMB90,509 at the exchange rate on March 18, 2008), to the ordinary shareholders on record as of close of business on April 10, 2008. The cash dividends, were fully paid during the year ended December 31, 2008.
On March 16, 2009, the Board of Directors of the Company approved the payment of a cash dividend of USD0.175 per ordinary share, totaling USD36,254 (equivalent to RMB247,908 at the exchange rate on March 16, 2009), to the ordinary shareholders on record as of close of business on April 16, 2009. As approved by the Board of Directors of the Company, RMB 144,571 of the dividends was paid out of additional paid-in capital. The cash dividends were fully paid during the year ended December 31, 2009.
On August 24, 2009, the Board of Directors of the Company declared a special cash dividend of USD0.75 per ordinary share, totaling USD157,164 (equivalent to RMB1,073,557 at the exchange rate on August 24, 2009), to the ordinary shareholders on record as of close of business on September 25, 2009. As approved by the Board of Directors of the Company, the entire amount of the special dividends was paid out of additional paid-in capital. USD 152,027 (equivalent to RMB1,037,721 at the exchange rate on December 31, 2009) has been paid up to December 31, 2009.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
19	REVENUE
Revenue by each major product categories is analyzed as follows:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Prescription drugs	456,986	516,042	515,472
Over-the-counter drugs	696,651	863,624	818,919
Nutritional supplements	357,790	484,516	455,343
Herbal products	51,248	75,438	80,549
Other product sales	392,008	457,022	347,330

	1,954,683	2,396,642	2,217,613

Certain pharmaceuticals sold in the PRC, primarily those included in the PRC’s published Medical Insurance Catalogue and those pharmaceuticals whose production or trading are deemed to constitute monopolies by the PRC government, are subject to retail price controls in the form of fixed prices or price ceilings. The fixed prices or the price ceilings of such pharmaceuticals are published by the national and provincial price administration authorities from time to time. The controls over retail prices could have a corresponding effect on Group’s pricing strategy. The prices of pharmaceuticals that are not subject to price controls are determined freely at the Group’s discretion subject, in certain cases, to notification to the provincial pricing authorities. Certain of the Group’s pharmaceutical merchandise are subject to price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price controls, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the years ended December 31, 2007, 2008 and 2009, approximately 5% and 4% and 8% respectively of the Group’s revenue was generated from products that are subject to government pricing controls.
None of the Group’s customers contributed 10% or more of the Group’s revenue for the years ended December 31, 2007, 2008 and 2009.
20	SHARE-BASED PAYMENTS
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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
20	SHARE-BASED PAYMENTS — CONTINUED
Pursuant to the Pre-IPO Option Scheme, in addition to meeting the service or vesting criterion as discussed below, the exercise of the options is conditional upon meeting a performance criterion, which is the initial public offering of the Company’s ordinary shares on a stock exchange internationally recognized and duly approved by the Company’s Board of Directors and such offering meets a Qualified IPO (as defined in Note 17). The exercise period and life of the options expires five years after a Qualified IPO.
On August 30, 2005, the Board granted 1,000,000 options with a grant-date fair value of approximately USD0.40 per option, or USD400 (RMB3,245) in aggregate, to certain directors, officers and employees to acquire ordinary shares of the Company. Each of these options allows the Grantee to acquire one ordinary share of the Company at an exercise price of USD0.075 per share. 25% of the options granted on August 30, 2005 vested immediately on the date of grant. The remaining 75% of the options shall vest over a three year period in twelve equal three-monthly installments.
On March 20, 2006, the Board granted 6,680,000 options with a grant-date fair value of approximately USD0.11 per option, or USD735 (RMB6,063) in aggregate, to certain directors, officers and employees to acquire ordinary shares of the Company. On September 1, 2006, the Board granted 1,000,000 options with a grant-date fair value of approximately USD0.14 per option, or USD140 (RMB1,144) in aggregate, to a senior officer to acquire ordinary shares of the Company. Each of the options granted in 2006 allows the Grantee to acquire one ordinary share of the Company at an exercise price of USD0.75 per share. 25% of the options granted in 2006 vested immediately on the respective dates of the grant. The remaining 75% of the options shall vest over a four year period in eight equal six-monthly installments.
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
The expected volatility of the Company’s ordinary shares was based on the average volatility of seven comparable companies in the drugstore industry. At the time these options were issued, the Company’s ordinary shares were not listed in any exchange and therefore did not have a trading history. The Company estimated the volatility of its ordinary share price by referring to the average volatility of these comparable companies as management believed that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares.
The share-based compensation expense of pre-IPO option scheme is allocated as follows:

	December 31,
	2007	2008	2009
	RMB	RMB	RMB

Sales, marketing and other operating expenses	1,828	487	73
General and administrative expenses	6,515	1,326	13

Total share-based compensation expense	8,343	1,813	86

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
20	SHARE-BASED PAYMENTS — CONTINUED
As of December 31, 2009, the Company had unrecognized share-based compensation expense of RMB102 related to unvested options issued under the Pre-IPO Scheme which is expected to be recognized over a weighted average period of six months.
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
On November 9, 2007, the Company granted 200,000 share options with a grant date fair value of approximately USD2.86 per option or USD573 (RMB4,250) in aggregate, to four newly appointed independent directors. The exercise price of such options is USD8.10 per share, which was equal to the IPO price of the Company’s ordinary shares. The share options vest and become exercisable in three equal annual installments on the first, second and third of the anniversaries of the date of grant. The share options shall expire on the tenth anniversary of the date of grant.
On January 5, 2009, the Company granted 600,000 share options with a grant date fair value of approximately USD0.78 per option or USD469 (RMB3,203) in aggregate, to a newly appointed senior management employee. The exercise price of such options is USD2.40 per share. The share options vest and become exercisable in three equal annual installments on the first, second and third anniversary of the date of grant. The share options shall expire on the tenth anniversary of the date of grant.
For share options granted prior to November 9, 2007, the fair value for options was estimated at the date of the grant using the Black-Scholes option pricing model. For share options granted under the 2007 Share Incentive Plan, the fair value of each award was estimated on the date of the grant using the Binomial option pricing model. The Binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Both models take into account variables such as volatility, dividend yield rate, and risk free interest rate. However, the Binomial model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option which are not accounted for under the Black-Scholes model. For these reasons, the Company believes that the Binomial model provides a fair value that is more representative of actual experience and future expected experience after the Company’s listing in November 2007.
The fair value of the above share options was estimated using the Binomial option pricing model based on following assumptions at the date of grant:

	Awards granted	Awards granted
	on November 9, 2007	on January 5, 2009
Expected dividend yield	1.67%	2.54%
Expected volatility	40.74%	41.76%
Risk-free interest rate	4.23%	2.54%
Option life (in years)	10	10
Forfeiture rate	0	0
Suboptimal exercise factor	1.5	1.5

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
20	SHARE-BASED PAYMENTS — CONTINUED
As the Company’s ordinary shares have a limited trading history, the Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility of four comparable companies in the drugstore industry for a period equal to the option life for the award granted on November 9, 2007 and the historical volatility of five comparable companies in the drugstore industry for a period equal to the option life for the award granted on January 5, 2009. The risk-free rates applied in the valuations of the share options were based on the 10-year U.S. Treasury yield curve rates as of the grant dates of respective grants under the 2007 Plan. The suboptimal exercise factors applied in the valuations of share options granted on November 9, 2007 and January 5, 2009 were estimated based on the early exercise behavior of employees with share options.
In connection with the share options granted under the 2007 Plan, the Company recorded share-based compensation expense of RMB364, RMB2,329 and RMB2,917 in general and administrative expenses for years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, the Company had unrecognized compensation expense of RMB1,708 related to such unvested share options under the 2007 Share Incentive Plan, which is expected to be recognized over a weighted average period of one year.
A summary of the Company’s option activities for the years ended December 31, 2007, 2008 and 2009 is presented below:

		Weighted	Weighted average	Aggregate
	Number of	average	remaining	intrinsic value
	options	exercise price	contractual term	(USD millions)

Outstanding as of January 1, 2007	8,675,000	USD0.67
Granted	200,000	USD8.10
Exercised	(640,444)	USD0.48
Forfeited	(1,000)	USD0.075

Outstanding as of December 31, 2007	8,233,556	USD0.87
Exercised	(3,296,192)	USD0.63
Forfeited	(34,186)	USD0.75

Outstanding as of December 31, 2008	4,903,178	USD1.03
Granted	600,000	USD2.40
Exercised	(2,708,412)	USD0.72
Forfeited	(63,200)	USD0.74
Outstanding as of December 31, 2009	2,731,566	USD1.64	4.6 years	6.4

Exercisable as of December 31, 2009	1,074,777	USD1.63	3.5 years	2.8

The total intrinsic value of share options exercised during the years ended December 31, 2007, 2008 and 2009 was USD5,411, USD15,449 and USD6,356, respectively. The intrinsic value is calculated as the difference between the market value of shares on the date of exercise for the fiscal years and the exercise price of the shares.
The intrinsic value of share options outstanding and options exercisable is calculated as the difference between the market value of the shares as of December 31, 2009 and the exercise price of the shares.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
21	PENSION AND OTHER POST-RETIREMENT BENEFITS
Pursuant to the relevant PRC regulations, the Company’s PRC subsidiaries are required to make contributions at rates ranging from 10% to 22% of their employees’ salaries and wages to a defined contribution retirement scheme organized by the local social security bureaus. The amount of contributions charged to expense in the consolidated statements of income was RMB18,274, RMB30,053 and RMB28,652 for the years ended December 31, 2007, 2008 and 2009, respectively.
The Group has no other obligation to make payments in respect of retirement benefits of the employees.
22	EARNINGS PER SHARE

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Numerator:
Net income attributable to China Nepstar Chain Drugstore Ltd.	148,165	192,746	139,976
Accretion to Series A redeemable convertible preferred shares redemption value	(15,135)	—	—
Undistributed earnings allocated to Series A redeemable convertible Preferred shares	(29,469)	—	—

Net income attributable to China Nepstar Chain Drugstore Ltd. ordinary shareholders	103,561	192,746	139,976

Denominator:
Basic weighted average number of ordinary shares	128,976,023	212,984,310	208,215,802
Dilutive effect of outstanding share options	1,115,817	5,301,941	2,440,018

Dilutive weighted average number of ordinary shares	130,091,840	218,286,251	210,655,820

Basic earnings per ordinary share:	0.80	0.90	0.67

Diluted earnings per ordinary share	0.80	0.88	0.66

For purposes of computing the basis earnings per ordinary share under the two-class method, net income for the year ended December 31, 2007 has been allocated to the ordinary shares and Series A Preferred Shares based on their respective rights to share in dividends for the period from January 1, 2007 through the date of conversion of the Series A Preferred Shares as if all of the earnings for the period had been distributed.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
22	EARNINGS PER SHARE — CONTINUED
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
During the year ended December 31, 2008, the Company’s dilutive potential ordinary shares outstanding consisted of share options. The computation of diluted net income per share for year ended December 31, 2008 was based on net income attributable to ordinary shareholders of RMB192,746 and included the potential dilutive effect of 4,903,178 ordinary shares issuable upon exercise of employee share options by applying treasury stock method. The Company has no potential ordinary shares that are anti-dilutive for the year ended December 31, 2008.
During the year ended December 31, 2009, the Company’s dilutive potential ordinary shares outstanding consisted of share options. The computation of diluted earnings per share for the year ended December 31, 2009 was based on net income attributable to ordinary shareholders of RMB139,976 and included the potential dilutive effect of 1,931,566 ordinary shares issuable upon exercise of employee share options by applying treasury stock method. The Company excluded 800,000 potential ordinary shares issuable upon exercise of employee share option in the calculation of diluted earnings per share for the year ended December 31, 2009, as their effect would be anti-dilutive.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
23	RELATED PARTY BALANCES AND TRANSACTIONS

For the periods presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Purchases from related parties (Notes 23(a) and 23(b))	295,696	410,305	89,560
Sales to related parties (Note 23(c))	9,393	1,020	3,936
Rent of property from related parties (Note 23(d))	—	180	1,082

	December 31,
	2008	2009
	RMB	RMB

Prepayments for purchase of merchandise paid to related parties (Note 23(b))	70,306	38,102
Amounts due from related parties (Note 23(c))	7,244	7,306
Deposits for purchases of properties paid to related parties (Note 23(e))	2,100	—
Amounts due to related parties (Note 23(f))	64,200	12,533

Notes:

(a)	The Group purchased merchandise from the following related parties in the normal course of business:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Yunnan Jian Zhijia Medical Ltd. (an affiliated entity of Yunnan Nepstar)	230,896	279,900	—
Neptunus Group and its affiliates	64,800	130,405	89,560

	295,696	410,305	89,560

Expect for the prepayments made by the Group to Shandong Neptunus Galaxy Medicine Co., Ltd. and Shenzhen Neptunus Changjian Pharmaceutical Co., Ltd. and its affiliates for procurement of merchandise (see Note 23(b)), the payment terms offered by the related parties to the Group for purchase of merchandise ranged from 60 to 90 days. For the periods presented, none of the Group’s suppliers accounted for 10% or more of the Group’s purchases of merchandise, except for Yunnan Jian Zhijia Medical Ltd., which accounted for 20.0%, 21.4% and nil of the Group’s total purchases of merchandise for the years ended December 31, 2007, 2008 and 2009, respectively.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
23	RELATED PARTY BALANCES AND TRANSACTIONS — CONTINUED
(b)
In April 2008, the Group made total prepayments of RMB132,871 to Shandong Neptunus Galaxy Medicine Co., Ltd. and Shenzhen Neptunus Changjian Pharmaceutical Co., Ltd. and its affiliates for the procurement of merchandise. China Neptunus Drugstore Holding Ltd., the controlling shareholder of the Company and Mr. Simin Zhang, Chairman of the Company’s Board of Directors, have provided guarantee to the Group to indemnify damages, if any, incurred by the Group due to breach of contract by the two related party suppliers. During the year ended December 31, 2008 and 2009, the Group purchased merchandise of RMB62,565 and RMB32,204 from these two suppliers. The Group expects to utilize the remaining balance of the prepayments by the end of 2010.

(c)
In the normal course of business, the Group sold merchandise to Neptunus Group and its affiliates. As of December 31, 2008 and 2009, the amounts due from Neptunus Group and its affiliates of RMB12 and RMB3,936, respectively, related to the sale of merchandise. As of December 31, 2008 and 2009, amounts related to expenses paid by the Group on behalf of Neptunus Group and its affiliates and Yunnan Jian Zhijia Medical Ltd. were RMB7,232 and RMB3,370, respectively.

(d)
The Group rented a property from Neptunus Group and its affiliates under an operating lease arrangement entered in November 2008. The monthly rental is approximately RMB90 and the operating lease expires in November 2011.

(e)
As of December 31, 2008, deposits for purchase of properties paid to related parties in the amount of RMB2,100 represented amount paid to Yunnan Jian Zhijia Medical Ltd. for the purchase of store properties.

(f)	The balances represent amounts due to the following parties in connection with the purchase of merchandise as described in Note 23(a) above:

	December 31,
	2008	2009
	RMB	RMB

Yunnan Jian Zhijia Medical Ltd.	60,284	—
Neptunus Group and its affiliates	3,916	12,533

	64,200	12,533

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
24	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments
Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2009 were as follows. The Group’s leases do not contain any escalating lease payments or contingent rental payments terms.

		Warehouses and
Years ending December 31,	Store premises	office premises	Total
	RMB	RMB	RMB

2010	213,339	8,651	221,990
2011	220,036	6,652	226,688
2012	166,219	5,182	171,401
2013	83,955	3,524	87,479
2014	41,556	1,524	43,080
Thereafter	25,182	210	25,392

Total	750,287	25,743	776,030

The Group’s rental expenses under operating leases amounted to RMB208,086, RMB317,493 and RMB323,548 for the years ended December 31, 2007, 2008 and 2009, respectively.
(b)	Capital commitments
As of December 31, 2009, the Group had contractual commitments of RMB3,350 in respect of the purchase of property and equipment.
(c)	Contingencies
The Company converted the net proceeds from the initial public offering into Renminbi in prior years in compliance with relevant procedural requirements of the State Administration of Foreign Exchange (SAFE). However, during the year ended December 31, 2009, the Company was informed by SAFE Shenzhen branch that, as the purposes for the conversion of the net proceeds as stated at the time of the conversion was not entirely consistent with the subsequent use of such proceeds, the SAFE may impose a monetary penalty against the Company as a result. The Company had not received any subsequent notices from the SAFE relating to such penalty and do not know, as of April 29, 2010, when such penalty may be imposed, if at all, and the amount of such penalty. In addition, the Company was not aware of other similar cases in which a monetary penalty is imposed.
25	FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of the Group’s financial assets and liabilities, such as cash, accounts and other receivables, short-term bank loans, amounts due from/to related parties and accounts and other payables, approximate their fair values because of the short maturity of these instruments. The fair value of held-to-maturity investment securities, is disclosed in Note 4. The fair value of cost method equity investments and equity method investments in private enterprises in the PRC cannot be reasonably estimated without incurring excessive cost. However in the opinion of management, the estimated fair values of these investments are not significantly different from their current carrying values.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands, except per share data)
26	SUBSEQUENT EVENT
On January 5, 2010, the Company granted an aggregate of 1,000,000 options to certain executive officers. The exercise price of such options is US$3.725 per share. The options vest and become exercisable in four equal annual installments on the first, second, third and fourth of the anniversaries of the date of grant.
On March 2, 2010, the Company granted an aggregate of 150,000 fully vested shares to its three independent directors. The grant of the shares to the independent directors was made in exchange for their forfeiture of 150,000 options granted in November 2007. The Company also granted 50,000 non-vested shares of the Company to an executive officer. The non-vested shares will vest in five equal installments on each of the first, second, third, fourth and fifth quarters after the date of grant.
On March 3, 2010, the Company’s Board of Directors approved the payment of a cash dividend of USD0.14 per ordinary share to the ordinary shareholders of record as of close of business on April 2, 2010.