Form 20-F
period 2010-12-31
China Nepstar Chain Drugstore Ltd.
filed 2011-04-20
CIK 1414850

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report  _____
Commission file number 001-33751

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
E-mail: qianrt@nepstar.cn
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
207,785,938 Ordinary Shares
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
•
“JZJ” is to Yunnan Jianzhijia Chain Drugstore Ltd., our 40.0% owned affiliate that operates drugstores in Yunnan province under the trade name Jianzhijia, which since the first quarter of 2009 has not been our consolidated subsidiary and has been accounted for under the equity method;

•
“Nepstar E-Commerce” is to Shenzhen Nepstar E-Commerce Co., Ltd., a PRC-incorporated company that operates our online retail business and whose operating results are consolidated with our operating results;

•	“Nepstar group companies,” “we,” “us,” “our company” and “our” are to China Nepstar, its predecessor entities and its consolidated entities;
•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;
•
“regional Nepstar companies” are to the PRC-incorporated companies that operate Nepstar drugstores in their respective regions under the trade name Nepstar and whose operating results are consolidated with our operating results;

•	“RMB” and “Renminbi” are to the legal currency of China; and
•	“US$” and “U.S. dollars” are to the legal currency of the United States.
Names of certain companies provided in this annual report are translated from their original Chinese legal names.
Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2009 and 2010.
We completed the initial public offering of 23,718,750 ADSs, each representing two ordinary shares, in November 2007. On November 9, 2007, we listed our ADSs on the New York Stock Exchange under the symbol “NPD.”

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The following selected consolidated statement of income data for the years ended December 31, 2008, 2009 and 2010 and selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of income data for the years ended December 31, 2006 and 2007 and selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements included in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2006	2007	2008	2009(1)	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Income Data
Revenue	1,732,433	1,954,683	2,396,642	2,217,613	2,356,604	357,061
Gross profit	608,212	862,672	1,138,890	1,074,215	1,163,939	176,354
Sales, marketing and other operating expenses(2)	(517,047)	(606,340)	(898,019)	(858,072)	(985,510)	(149,319)
General and administrative expenses(3)	(62,556)	(75,514)	(99,495)	(105,652)	(128,196)	(19,424)
Income from operations	28,609	180,818	141,376	110,491	21,270	3,222
Net income attributable to China Nepstar Chain Drugstore Ltd.	13,602	148,165	192,746	139,976	16,508	2,501
Accretion to Series A redeemable convertible preferred shares redemption value	(16,592)	(15,135)	—	—	—	—
Net (loss)/income attributable to China Nepstar Chain Drugstore Ltd. ordinary shareholders	(2,990)	133,030	192,746	139,976	16,508	2,501
Net (loss)/earnings per share
Basic	(0.03)	0.80	0.90	0.67	0.08	0.01
Diluted	(0.03)	0.80	0.88	0.66	0.08	0.01
Shares used in computation
Basic	115,000,000	128,976,023	212,984,310	208,215,802	209,550,935	209,550,935
Diluted	115,000,000	130,091,840	218,286,251	210,655,820	210,406,560	210,406,560

(1)
In January 2009, our board of directors approved the termination of the voting rights agreement that assigned to us an additional 30.0% of the total voting rights of Yunnan Jianzhijia Chain Drugstore Ltd., or JZJ, our 40.0% owned affiliate. As a result, since the first quarter of 2009, JZJ has not been our consolidated subsidiary and its financial results have been accounted for under the equity method.

(2)
Sales, marketing and other operating expenses included share-based compensation expenses of RMB1.8 million in 2007, RMB0.5 million in 2008, approximately RMB73,000 in 2009 and approximately RMB18,000 (US$2,727) in 2010.

(3)
General and administrative expenses included share-based compensation expenses of RMB6.9 million in 2007, RMB3.7 million in 2008, RMB2.9 million in 2009 and approximately RMB5.8 million (US$0.9 million) in 2010.

	As of December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash, cash equivalents and other bank deposits	82,996	2,168,911	1,197,884	666,012	1,139,796	172,696
Restricted cash	—	—	—	765,000	5,000	758
Held-to-maturity investment securities	—	600,000	641,000	400,000	—	—
Inventories	271,362	285,307	373,689	369,775	433,265	65,646
Accounts receivable, net of allowance for doubtful accounts	40,155	54,753	88,136	72,561	83,722	12,685
Prepayments for purchase of merchandise paid to related parties	—	4,452	70,306	38,102	—	—
Total current assets	465,267	3,225,051	2,572,476	2,469,817	1,805,442	273,551
Property and equipment, net	146,978	172,171	240,396	204,710	192,019	29,094
Total assets	642,227	3,438,541	3,498,773	2,820,576	2,152,482	326,133
Accounts payable	244,034	233,425	267,250	313,794	313,773	47,541
Amounts due to related parties	55,628	50,544	64,200	12,533	24,461	3,706
Total current liabilities	399,051	464,432	490,699	995,202	548,186	83,058
Series A redeemable convertible preferred shares	234,532	—	—	—	—	—
Total shareholders’ (deficit)/equity	(2,392)	2,955,145	2,959,474	1,777,732	1,569,207	237,758
Exchange Rate Information
This annual report on Form 20-F contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at the rate of RMB6.6000 to US$1.00, the exchange rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board of the United States as of December 30, 2010. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuations in the exchange rates of the Renminbi may have a material adverse effect on your investment” and “— Governmental control of currency conversion may affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 15, 2011, the exchange rate as published by the Federal Reserve Board of the United States was RMB6.5317 to US$1.00.
The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	RMB per U.S. Dollar Exchange Rate(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.6072	7.2946	7.8127
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7696	6.6000	6.8330
October	6.6705	6.6678	6.6397	6.6912
November	6.6670	6.6538	6.6330	6.6892
December	6.6000	6.6497	6.6000	6.6745
2011
January	6.6017	6.5964	6.5809	6.6364
February	6.5713	6.5761	6.5520	6.5965
March	6.5483	6.5645	6.5483	6.5743
April (through April 15)	6.5317	6.5382	6.5310	6.5477

(1)
For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board of the United States.

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
The retail industry, particularly the retail drugstore industry, in China is rapidly evolving and is subject to rapidly changing customer preferences that are difficult to predict. Our success depends on our ability to anticipate and identify customer preferences and adapt our product selection to these preferences. In particular, we must optimize our product selection and inventory positions based on sales trends. We cannot assure you that our product selection, especially the mix of our private label products and third-party branded products and our selections of non-pharmaceutical products, will accurately reflect customer preferences at any given time. If we fail to accurately anticipate either the market for our products or purchasing habits of our customers, or fail to respond to customers’ changing preferences promptly and effectively, we may not be able to effectively adapt our product selection to customer preferences or make appropriate adjustments to our inventory positions, which could reduce customer traffic and our sales significantly and have a material adverse effect on our business, financial condition and results of operations.
Our success depends on our ability to establish effective advertising, marketing and promotional programs.
Our success depends on our ability to establish effective advertising, marketing and promotional programs, including pricing strategies implemented in response to competitive pressures and/or to drive demand for our products. Our advertisements are designed to promote our brand, our corporate image and the prices of products available for sale in our stores. Our pricing strategies and value proposition must be appropriate for our target customers. If we are not able to maintain and increase awareness of our brand, products and services, we may not be able to attract and retain customers and our reputation may also suffer. We expect to incur substantial expenses in our marketing and promotional efforts to both attract and retain customers. However, our marketing and promotional activities may be less successful than we anticipate, and may not be effective at building our brand awareness and customer base. We also cannot assure you that our current and planned spending on marketing activities will be adequate to support our future growth. Failure to successfully execute our advertising, marketing and promotional programs may result in material decreases in our revenue and profitability.
If we are unable to optimize management of our distribution centers, we may be unable to meet customer demand.
We distribute substantially all of our products to our stores through our national distribution center located near our headquarters in Shenzhen and 14 regional distribution centers located in various regions in China, and we deliver merchandise from these distribution centers to our stores using our own vehicles. Our ability to meet customer demand may be significantly disrupted if we do not successfully operate our distribution centers and efficiently conduct our distribution activities, or if one or more of our distribution centers are destroyed or forced to shut down for any reason, including as the result of a natural disaster. Any disruption in the operation of our distribution centers could result in higher costs or longer lead times associated with distributing our products. In addition, as it is difficult to predict accurate sales volume in our industry, we may be unable to optimize our distribution activities, which may result in excess or insufficient inventory, warehousing, fulfillment or distribution capacity. Furthermore, failure to effectively control damage to products during distribution could decrease our operating margins and reduce our profitability.

Failure to maintain optimal inventory levels could increase our inventory holding costs or cause us to lose sales, either of which could have a material adverse effect on our business, financial condition and results of operations.
We need to maintain sufficient inventory levels to operate our business successfully as well as meet our customers’ expectations, and this exposes us to the risk of accumulating excess inventory. In addition, our exposure to inventory accumulation risks have increased as a result of our private label and non-pharmaceutical product expansion, rapid changes in product life cycles, customers’ changing preferences, uncertainty of success of product launches, seasonality, manufacturer backorders and other vendor-related problems. We cannot assure you that we can accurately predict these trends and events and avoid over-stocking or under-stocking products that customers prefer. In addition, demand for products could change significantly between the time product inventory is ordered and the time it is available for sale. When we begin selling a new product, it is particularly difficult to forecast product demand accurately. The purchase of certain types of inventory may require significant lead-time. As we carry a broad selection of products and maintain significant inventory levels for a substantial portion of our merchandise, we may be unable to sell such inventory in sufficient quantities or during the relevant selling seasons. Carrying excess inventory would increase our inventory holding costs, and failure to have a product in our inventory when a customer orders or purchases it could cause us to lose that order or customer, either of which could have a material adverse effect on our business, financial condition and results of operations.
Our product offering expansion into non-pharmaceutical categories may not achieve or maintain broad market acceptance.
We began to expand our product offerings in May 2010 by introducing more non-pharmaceutical products to address the wider needs of our customers for a healthy and convenient lifestyle and to reduce downside risks in terms of unfavorable government policies in price control over pharmaceutical products. However, we may be less successful than anticipated in boosting store traffic and increasing profitability. In addition, the expansion of our product offerings can be costly due to intensive promotional activities and excessive logistics charges in inventory maintenance and delivery. Also, at the initial stage of implementing our product expansion, due to build-up of new product inventory, our cash flow from operations may be stretched. If we cannot successfully achieve and maintain customer acceptance and control our expenses in execution of our product offering expansion, our profitability and prospects may be materially and adversely affected.
Our private label products may not achieve or maintain broad market acceptance.
We began introducing private label products in September 2005, and sales of private label products accounted for 29.4% of our revenue and 41.1% of our gross profit in 2010. We have increased the number of our private label products as these products generally have higher profit margins than our other similar products. We believe that our success in gaining and maintaining broad market acceptance of our private label products depends on many factors, including:
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

We may not achieve or maintain broad market acceptance for our private label products, products introduced by our competitors may be more favorably received than our private label products, or we may fail to respond to customers’ changing preferences promptly and effectively, all of which may result in decreased customer traffic to our stores or increased inventory costs. As a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.
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
As sales of our private label products continue to account for a substantial portion of our revenue, we consider our brand name, trade names and trademarks to be valuable assets. Under PRC law, we have the exclusive right to use a trademark for products or services for which such trademark has been registered with the PRC Trademark Office of the State Administration for Industry and Commerce, or the SAIC. We cannot assure you, however, that we will be able to secure the trademark registrations for which we apply. In addition, our efforts to defend our trademarks against competitors or other violating entities may be unsuccessful and we may not have adequate remedies for any such violation. Moreover, we may be unable to prevent third parties from using our brand name or trademarks without authorization. Unauthorized use of our brand name or trademarks by third parties may adversely affect our business and reputation, including the perceived quality and reliability of our products.
We also rely on trade secrets to protect our know-how and other proprietary information, including pricing, purchasing, promotional strategies, customer lists and/or supplier lists, which may be difficult to protect. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors or advisors may unintentionally or willfully disclose our information to competitors. In addition, confidentiality agreements, if any, executed by the foregoing persons may not be enforceable or may not otherwise provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, our enforcement efforts could be expensive and time-consuming, and the outcome is unpredictable. In addition, if our competitors independently develop information that is equivalent to our trade secrets or other proprietary information, it would be even more difficult for us to enforce our rights and our business and prospects could be harmed.

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
Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. The trademark “Neptunus,” or “” in Chinese, is owned by Shenzhen Neptunus Group Co., Ltd., or the Neptunus Group, and we have obtained, under a license agreement, the non-exclusive right to use this trademark so long as the trademark is valid. The trademark “Neptunus,” or “Haiwang,” is also used by the Neptunus Group, its subsidiaries and affiliated entities, which are controlled by Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, China Neptunus Drugstore Holding Ltd., or Neptunus BVI. We have also obtained rights to use an aggregate of 518 additional trademarks, including 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use, and 19 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2010, we have developed 1,770 private label products with these licensed trademarks. If the Neptunus Group, any of its subsidiaries or affiliated entities, or any third party uses the trade name “Neptunus,” or trademarks we use to develop our private labels in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations.
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
As of December 31, 2010, we had 2,596 leased properties with an aggregate gross floor area of 384,996 square meters, of which 319,367 square meters were used as drugstores. Approximately 623 or 24.0% of these leased properties had defects in their legal titles, which as a percentage of leased properties is slightly lower than in 2009. This decrease was largely due to the closure of some of the older stores with legal title defects. Of all of the properties with defects in legal titles, 77,942 square meters were used as drugstores, equivalent to approximately 24.4% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds cannot be obtained from the relevant landlord; and (ii) the identity of the landlord as it appears on the relevant leasing contract does not match the identity of the registered owner as it appears on the property title deeds and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the former type of defects in title was 10,866 square meters, or approximately 3.4% of the total gross floor area of our drugstores and with the latter type of defects in title was 67,076 square meters, or approximately 21.0% of the total gross floor area of our drugstores. In the absence of proper title documents, the relevant leasing contracts may not be valid or enforceable. We have been working to cure, or cause to be cured, defects in property titles and the related costs have been immaterial. We do not expect to incur material costs to cure outstanding defects in property titles in the future. Although we believe that failure to cure these defects would not result in the loss of a significant number of these leases, if any of such defects of title for these occupied properties is not cured, we may lose our rights to use some of these properties, and our business and operations may be severely disrupted. In addition, 77,103 square meters, or approximately 20.0% of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. We do not believe that the failure of registration will affect the validity or performance of these leases. We are making efforts to urge our landlords to cooperate with us to complete the required registrations as tenants alone cannot effect registrations under the applicable PRC regulations. However, if the required registrations are not effected, the relevant governmental authorities have the right to request both our landlords and us to complete the registrations and we could be subject to fines, the amount of which differs in various regions in China.
We have experienced, and may continue to experience, increasing rental costs as to the lease of our stores.
We have been experiencing increases in rental costs for the leasing of our stores in the past few years. In particular, the average rental expense for existing stores with renewal leases in 2009 and 2010, which were 303 and 431 stores, respectively, increased by approximately 10% and 14%, respectively, upon renewal of the existing leases of such stores. A majority of our leases have a five-year term. We expect rental costs for our stores to continue to increase in the future as China’s economy continues to grow and competition for desirable rental locations intensifies. Increase in rental costs may have a material adverse effect as to our financial condition and results of operations if we are unable to offset such higher costs through higher prices and/or increasing operational efficiency at our existing stores. In addition, higher rental costs may increase the amount of time required before our new stores would achieve profitability and affect our ability to expand our network of stores, which could materially and adversely impact our business and prospects.
We rely on computer software and hardware systems in managing our operations, the capacity of which may restrict our growth and the failure of which could adversely affect our business, financial condition and results of operations.
We are dependent upon our enterprise resource planning, or ERP, system to monitor daily operations of our drugstores and to maintain accurate and up-to-date operating and financial data for compilation of management information. In addition, we rely on our computer hardware and network for the storage, delivery and transmission of our retail system data. Any system failure which causes interruptions to the input, retrieval and transmission of data or increases in service time could disrupt our normal operation. Although we believe we have a disaster recovery plan, which can handle the failure of our computer software and hardware systems, we cannot assure you that we can effectively carry out this disaster recovery plan and that we will be able to restore our operation within a sufficiently short time frame to avoid disruption to our business. In 2010, we fine-tuned and adjusted our ERP system to better integrate company-wide accounting and operating systems, to improve inventory management and to enhance our data analysis capabilities. We may not be able to achieve desirable results from the implementation of measures to improve our ERP system. Any failure in our computer software and/or hardware systems could have a material adverse effect on our business, financial condition and results of operations. In addition, if the capacity of our computer software and hardware systems fails to meet the increasing needs of our expanding operations, our ability to grow may be constrained.

As a retailer of pharmaceutical and other healthcare products, we are exposed to inherent risks relating to product liability and personal injury claims.
Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceutical and other healthcare products, such as with respect to improper filling of prescriptions, labeling of prescriptions, adequacy of warnings, and unintentional distribution of counterfeit drugs. Furthermore, the applicable laws, rules and regulations require our in-store pharmacists to offer counseling, without additional charge, to our customers about medication, dosage, delivery systems, common side effects and other information the in-store pharmacists deem significant. Our in-store pharmacists may also have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or negate these effects and we may be liable for claims arising from advice given by our in-store pharmacists. In addition, product liability claims may be asserted against us with respect to any of the products we sell and, as a retailer, we are required to pay for damages for any successful product liability claim against us, although we may have the right under applicable PRC laws, rules and regulations to recover from the relevant manufacturer for compensation we paid to our customers in connection with a product liability claim. We may also be obligated to recall affected products. Any product liability claim or product recall may result in adverse publicity regarding us and the products we sell, which would harm our reputation. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business, and our reputation as well as our brand name may also suffer. We, like many other similar companies in China, do not carry product liability insurance. As a result, any imposition of product liability could materially harm our business, financial condition and results of operations. In addition, we do not have any business interruption insurance due to the limited coverage of any business interruption insurance in China, and as a result, any business disruption or natural disaster could severely disrupt our business and operations and significantly decrease our revenue and profitability.
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
Moreover, our business is subject to seasonal variations in demand. In particular, traditional retail seasonality affects the sales of certain pharmaceuticals and other non-pharmaceutical products. In particular, sales of our pharmaceutical products benefit in the fourth quarter from the winter cold and flu season, and are lower in the first quarter of each year because the Chinese New Year holiday is in the first quarter of each year and our customers generally visit drugstores less frequently during this period. In addition, sales of some health and beauty products are driven, to some extent, by seasonal purchasing patterns and seasonal product changes and sales of our pharmaceutical products and nutritional supplements are driven to some extent by the occurrence of epidemics such as H1N1. Failure to effectively manage increased sales in the high sale season, and increases in inventory in anticipation of increases in sales, could have a material adverse effect on our financial condition, results of operations and cash flow.
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
We have grown rapidly since our inception and we anticipate continued expansion of our business to address growth in demand for our products and services, as well as to capture new market opportunities. The continued growth of our business has resulted in, and will continue to result in, substantial demands on our management, operational and other resources. In particular, the management of our growth will require, among other things:
•	our ability to continue to identify new store locations and lease new store facilities at acceptable prices;
•	our ability to optimize product offerings and increase sales of private label products;
•	our ability to successfully expand our product offerings in non-pharmaceutical categories;
•	our ability to control procurement cost and optimize product pricing;
•	information technology system enhancement, including further improvement of our ERP system;
•	strengthening of financial and management controls;
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
If we are not able to manage our growth successfully, our business and prospects could be materially and adversely affected.

Acquisitions have been and are expected to continue to be a part of our growth strategy, and could expose us to significant business risks.
One of our strategies is to grow our business through selective acquisitions, especially in cities where local regulations prohibit the opening of new drugstores within certain distances of an existing drugstore, and in cities that are close to our distribution centers in order to gain operational efficiencies in distribution and leverage our information technology infrastructure over a broader store base. In 2010, we completed the acquisition of 17 stores, including eight stores from Wenzhou Ren Ren Hao Chain Drugstore Ltd., six stores from Beijing Xiang Yun Kang Drugstore, and three stores from Shanghai Riye Chain Co., Ltd. We expect to complete the acquisition of another store from Shanghai Riye Chain Co., Ltd. in the first half of 2011.
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
We also cannot assure you that we will be able to identify and secure suitable acquisition opportunities. Our ability to consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary for larger acquisitions, our ability to obtain financing on satisfactory terms, if at all. Moreover, if an acquisition target is identified, the third parties with whom we seek to cooperate may not select us as a potential partner or we may not be able to enter into arrangements on commercially reasonable terms or at all. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of management’s time and resources and cause potential disruption of our existing business. Future acquisitions could also result in the incurrence of additional indebtedness, costs, and contingent liabilities.
We only recently introduced our online business and, as a result, it may be difficult to evaluate its performance and prospects.
In November 2010, we launched a pilot version of our e-commerce website and in January 2011 launched our official e-commerce website, www.star365.com. Our ability to generate a profit from online sales and from any potential revenue-sharing with portal partners or collection of advertising fees remains unproven. Our online business strategy has not been tested over time and we cannot be certain that we will be able to successfully manage or grow our online business. We may incur significant costs as we continue to implement and improve our e-commerce platform. Given the limited operating history of our online business, it may be difficult for you to evaluate its performance and prospects.

Uncertainties regarding the growth and sustained profitability of e-commerce in China could adversely affect our online business prospects.
While e-commerce has existed in China since the 1990s, only recently have certain e-commerce companies in China become profitable. Thus, the long-term viability and prospects of various e-commerce business models, and e-commerce generally, in China remain relatively untested. Our future operating results from our online business will depend on numerous factors affecting the development of e-commerce in China, which may be beyond our control. These factors include:
•	the growth of personal computer, Internet and broadband usage and penetration in China, and the rate of any such growth;
•	the trust and confidence level of consumers in online shopping in China, as well as changes in customer demographics and consumers’ tastes and preferences;
•	the selection, price and popularity of products that we and our competitors offer on websites;
•	whether alternative retail channels or business models that better address the needs of consumers emerge in China;
•	the development of fulfillment, payment and other ancillary services associated with online purchases; and
•	general economic conditions, particularly economic conditions affecting discretionary consumer spending.
A decline in the popularity of shopping on the Internet in general, or failure by us to adapt our website and improve the online shopping experience of our customers in response to trends and consumer needs, may adversely affect our online business prospects.
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
As of December 31, 2010, Simin Zhang, our founder and chairman of our board of directors, through Neptunus BVI, beneficially owned 51.5% of our outstanding share capital. As such, Mr. Zhang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may also cause the price of our ADSs to decline significantly.
If we grant additional share options, restricted shares or other share-based compensation in the future, our operating results could be materially adversely affected.
As of December 31, 2010, there were options to purchase 539,750 of our ordinary shares under our pre-IPO share option scheme, or the Pre-IPO Share Option Scheme, and options to purchase 800,000 of our ordinary shares under our 2007 share incentive plan outstanding. In addition, as of the date of this annual report, we are allowed to issue up to 6,830,000 share options, restricted shares or other share-based compensation in the future to our management and other personnel under our 2007 share incentive plan. We account for share-based compensation in accordance with FASB ASC Topic 718, Compensation — Stock Compensation, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation based on the fair value of equity-classified awards on the date of the grant, with the compensation expense recognized generally over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares and other equity incentives to our employees in the future, we could incur significant compensation expenses which could materially reduce our net income, and your investment in our ADSs could be significantly diluted.
We may need additional capital and may not be able to obtain it at acceptable terms or at all.
As of December 31, 2010, we had total cash, cash equivalents and bank deposits of RMB1,139.8 million (US$172.7 million). Based on our current operating plans, we expect our existing resources, including our current cash and cash flows from operations, to be sufficient to fund our anticipated cash needs, including for working capital, repayment to borrowings and capital expenditures for at least the next 12 months. We may, however, need to raise additional funds if our expenditures exceed our current expectations due to changed business conditions or other future developments. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible or exchangeable to our equity securities would result in additional dilution to you. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that restrict our operational flexibility. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:
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
The retail industry, particularly the retail drugstore industry, in China is intensely competitive, rapidly evolving and highly fragmented. We primarily compete with other retail drugstore chains or independent drugstores. As a retailer of general merchandise, we also compete with other convenience stores, grocery stores, supermarkets, discount merchandisers and mass merchants. We compete for customers primarily on the basis of our brand name, store location, merchandise selection, prices, and the pharmacy services that we offer. We believe that continued consolidation of the drugstore industry and continued new store openings by chain store operators will further increase competitive pressures in the drugstore industry. In addition, in certain of our targeted cities, such as Beijing and Shanghai, where local regulations prohibit the opening of new drugstores within certain distances from existing stores, and where other retail drugstore chains and independent drugstores have occupied many prime locations, we expect to face additional competition in terms of finding suitable new store locations if we expand into these cities.
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
Our business growth primarily depends on the size of the retail market of pharmaceutical products in China. As a result, our revenue and profitability may be negatively affected by changes in national, regional or local economic conditions and consumer confidence in China. In particular, as we focus our expansion of retail stores in metropolitan markets, where living standards and consumer purchasing power are higher than rural areas, we are especially susceptible to changes in economic conditions, consumer confidence and customer preferences of the urban Chinese population. External factors beyond our control that affect consumer confidence include unemployment rates, levels of personal disposable income, national, regional or local economic conditions and acts of war or terrorism. Changes in economic conditions and consumer confidence could adversely affect consumer preferences, purchasing power and spending patterns. For example, the global financial crisis that occurred in the second half of 2008 caused, among other things, lower customer spending across China in the first half of 2009, as well as the closure of factories and other businesses in the Pearl River Delta where a significant portion of our stores are located. As a result, sales at our stores located in these areas declined in 2009. Although we have taken steps to close unproductive stores in affected areas, our ability to reduce costs to offset the results of a prolonged or severe economic downturn is limited given our fixed costs associated with our operations. In addition, we cannot assure you that market conditions will continue to improve in the near future or that our results will not continue to be materially and adversely affected. Furthermore, acts of war or terrorism may cause damage to our facilities, disrupt the supply of the products and services we offer in our stores or adversely impact consumer demand. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.
The retail prices of some of our products are subject to control, including periodic downward adjustment, by PRC governmental authorities.
An increasing percentage of our pharmaceutical products, primarily those included in the national and provincial medical insurance catalogs or in the national essential drug list, which are collectively referred to in this annual report as Essential Drug and Reimbursement Lists, are subject to price controls in the form of fixed retail prices or retail price ceilings. See “Item 4. Information on the Company — B. Business Overview — Regulation — Price Controls.” In addition, the retail prices of these products are also subject to periodic downward adjustments as the PRC governmental authorities seek to make pharmaceutical products more affordable to the general public. Since May 1998, the relevant PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products. As of December 31, 2008, 2009 and 2010, 16.4%, 29.2% and 77.4% of the pharmaceutical products we offered were subject to price controls, respectively. In 2008, 2009 and 2010, approximately 4.0%, 7.7% and 31.1% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. In March 2011, the NDRC implemented price ceilings on 1,265 types of drugs, mainly commonly-used antibiotics and circulatory system medications, including 460 pharmaceutical products carried by our stores. Furthermore, the relevant PRC governmental authorities may impose ceilings on the gross margin that retailers may earn for products included in the Essential Drug and Reimbursement Lists. For example, on September 1, 2010, the Price Bureau of Guangdong Province implemented guidelines relating to the control of maximum retail prices, maximum wholesale prices, and the maximum spread between the retail and wholesale prices of generic pharmaceutical products subject to government-guided pricing. These price controls may significantly reduce our gross margin in Guangdong Province and adversely affect our overall gross margin. Any future price controls or government mandated price reductions may materially reduce our revenue and profitability.

Our retail operations require a number of permits and licenses in order to carry on their business.
Drugstores in China are required to obtain certain permits and licenses from various PRC governmental authorities, including good supply practice, or GSP, certification. We are also required to obtain food hygiene certificates for the distribution of non-pharmaceutical products. We cannot assure you that we have obtained or maintained all required licenses, permits and certifications to carry on our business at all times, and from time to time we may have not been in compliance with all such required licenses, permits and certifications. Moreover, these licenses, permits and certifications are subject to periodic renewal and/or reassessment by the relevant PRC governmental authorities and the standards of such renewal or reassessment may change from time to time. We intend to apply for the renewal of these licenses, permits and certifications when required by applicable laws and regulations. Any failure by us to obtain and maintain all licenses, permits and certifications necessary to carry on our business at any time could have a material adverse effect on our business, financial condition and results of operations. In addition, any inability to renew these licenses, permits and certifications could severely disrupt our business, and prevent us from continuing to carry on our business. Any changes in the standards used by governmental authorities in considering whether to renew or reassess our business licenses, permits and certifications, as well as any enactment of new regulations that may restrict the conduct of our business, may also decrease our revenue and/or increase our costs and materially reduce our profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or new regulations comes into effect requiring us to obtain any additional licenses, permits or certifications that were previously not required to operate our existing businesses, we cannot assure you that we would successfully obtain such licenses, permits or certifications.
The continued penetration of counterfeit products into the retail market in China may damage our brand and reputation and significantly harm our business and prospects.
There has been continued penetration of counterfeit products into the pharmaceutical retail market in China. Counterfeit products are generally sold at lower prices than the authentic products due to their low production costs, and in some cases are very similar in appearance to the authentic products. Counterfeit pharmaceuticals may or may not have the same chemical content as their authentic counterparts, and are typically manufactured without proper licenses or approvals as well as fraudulently mislabeled with respect to their content and/or manufacturer. Although the PRC government has been increasingly active in combating counterfeit pharmaceutical and other products, there is not yet an effective counterfeit pharmaceutical product regulation control and enforcement system in China. Moreover, while we have implemented a series of quality control procedures in our procurement process, we cannot assure you that we would not be selling counterfeit pharmaceutical products inadvertently. Any unintentional sale of counterfeit products may subject us to negative publicity, fines and other administrative penalties or result in litigation against us. Furthermore, the continued proliferation of counterfeit products and other products in recent years may reinforce the negative image of retailers among consumers in China, and may severely harm the reputation and brand name of companies like us. The continued proliferation of counterfeit products in China could significantly harm our business and prospects as well as have a material adverse effect on our financial condition and results of operations.
Our business and growth may be materially and adversely affected by impending healthcare reforms in China.
Impending healthcare reforms in the PRC aim to make healthcare more affordable as one of their primary goals. In January 2009, the PRC government approved in principle a healthcare reform plan to address the affordability of healthcare services, the rural healthcare system and healthcare service quality in China. In March 2009, the Chinese government published the healthcare reform plan, which broadly addressed medical insurance coverage, essential medicines, provision of basic healthcare services and reform of public hospitals. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the PRC government is aiming to construct a large number of community clinics in urban areas that will dispense pharmaceutical products at a very low margin, which may result in a decrease in the number of customers visiting our stores. The implementation plan also called for additional government spending on healthcare totaling RMB850.0 billion over a three-year period from 2009 to support the reform plan. Furthermore, such healthcare reform may result in continued downward adjustment as to the pricing of pharmaceutical products listed on the Essential Drug and Reimbursement Lists, the expansion of the pharmaceutical products that are covered by the Essential Drug and Reimbursement Lists or other measures that could adversely affect our business. See “—The retail prices of some of our products are subject to control, including periodic downward adjustment, by PRC governmental authorities.” We cannot assure you that any reform of the healthcare sector in China would not have a material adverse effect on our business and prospects.

We may be subject to fines and penalties if we fail to comply with the applicable PRC laws, rules and regulations governing sales of medicines under the PRC National Medical Insurance Program.
Eligible participants in the PRC national medical insurance program, mainly consisting of urban residents in China, are entitled to buy medicines using their medical insurance cards in an authorized pharmacy, provided that the medicines they purchase have been included in the Essential Drug and Reimbursement Lists. The pharmacy in turn obtains reimbursement from the relevant government social security bureaus. Moreover, the applicable PRC laws, rules and regulations prohibit pharmacies from selling goods other than pre-approved medicines when purchases are made with medical insurance cards. We have established procedures to prohibit our drugstores from selling unauthorized goods to customers who make purchases with medical insurance cards. However, we cannot assure you that those procedures will be strictly followed by all of our employees in all of our stores. In the past, there have been incidents involving our store staff selling products other than pre-approved medicines to customers who make payment with medical insurance cards, and we have been subject to negative publicity, fines and other administrative penalties. If any of our drugstores or sales personnel is found to have sold products other than pre-approved medicines to customers who make payment with medical insurance cards, we would be subject to fines or other penalties, and, to the extent we have outstanding claims from government social security bureaus, those claims could be rejected. Either of these cases could damage our reputation as well as have a material adverse effect on our business, financial condition and results of operations.
If Nepstar E-Commerce fails to obtain and maintain the requisite assets, licenses and approvals required under the complex regulatory environment for Internet-based businesses in China, our online business prospects may be materially and adversely affected.
Internet-based businesses in China are highly regulated by the PRC government and numerous PRC regulatory authorities are empowered to issue and implement regulations governing various aspects of these businesses. Our online business is operated by our PRC entity, Shenzhen Nepstar E-Commerce Co., Ltd., or Nepstar E-Commerce, which is required to obtain and maintain certain assets relevant to its business as well as applicable licenses or approvals from different regulatory authorities in order to provide its current services. These assets and licenses are essential to the operation of an e-commerce business and are generally subject to annual review by the relevant governmental authorities. Furthermore, Nepstar E-Commerce may be required to obtain additional licenses. If it fails to obtain or maintain any of the required assets, licenses or approvals, its business operations may be deemed illegal and it may be subject to various penalties, such as confiscation of illegal income, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of Nepstar E-Commerce may materially and adversely affect our online business prospects.
Risks Related to Our Corporate Structure
If the PRC regulatory bodies determine that the agreements that establish the structure for operating our business in China do not comply with applicable PRC regulatory restrictions on foreign investment, we could be subject to severe penalties.
Current PRC laws, rules and regulations limit any foreign investor’s ownership of drugstores to 49.0% if the investor owns interests in more than 30 drugstores in China that sell a variety of branded pharmaceutical products sourced from different suppliers. Substantially all of our operations are conducted through Shenzhen Nepstar Pharmaceutical Company Ltd., or Nepstar Pharmaceutical, our wholly owned subsidiary in China, and through its contractual arrangements with several of our consolidated entities in China, including the regional Nepstar companies, in each of which Nepstar Pharmaceutical owns a 49.0% of the equity interest, and Shenzhen Nepstar Information and Technology Service Co., Ltd., or Nepstar IT Service, and Shenzhen Nepstar Management Consulting Co., Ltd., or Nepstar Management Consulting, collectively own the remaining 51.0% of equity interests. The respective sole beneficial owners of Nepstar IT Service and Nepstar Management Consulting, Liping Zhou and Feng Tu, are two long-time employees of our company who are PRC citizens. We depend on the regional Nepstar companies to operate substantially all of our retail drugstores and generate a substantial portion of our revenue. We have entered into contractual arrangements with the regional Nepstar companies, Nepstar IT Service and Nepstar Management Consulting and their respective shareholders, which provide us with the ability to retain financial and operating control over these companies and substantially all of the economic risks and rewards of ownership of these companies.

In addition, foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. Specifically, foreign investors are not allowed to own more than 50.0% of the equity interests in any “value-added telecommunications services” provider, or an entity conducting an Internet content distribution business. We depend on Nepstar E-Commerce to operate our online business and generate revenue from online sales. Because we are a Cayman Islands company and our wholly owned PRC subsidiary Nepstar Pharmaceutical is considered a foreign-invested enterprise, Nepstar Pharmaceutical has entered into contractual arrangements with Nepstar IT Service, Nepstar Management Consulting and their shareholders to retain control over Nepstar E-Commerce. Nepstar IT Service and Nepstar Management Consulting each own 50.0% of the equity interest in Nepstar E-Commerce.
There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements. Although we have been advised by our PRC counsel, Beijing Kang Da Law Firm, that based on their understanding of the current PRC laws, rules and regulations, the structure for operating our business in China (including our corporate structure and contractual arrangements with the regional Nepstar companies, Nepstar E-Commerce, Nepstar IT Service and Nepstar Management Consulting and their respective shareholders) complies with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules and regulations, our contractual arrangements will become invalid or unenforceable. In addition, new PRC laws, rules and regulations may be introduced from time to time to impose additional requirements that may be applicable to our contractual arrangements. For example, the PRC Property Rights Law that became effective on October 1, 2007 may require us to register with the relevant government authority the security interests on the equity interests in Nepstar IT Service, Nepstar Management Consulting and each of the regional Nepstar companies granted to us under the equity pledge agreements among Nepstar Pharmaceutical, Nepstar IT Service and Nepstar Management Consulting, and the equity pledge agreements among Nepstar Pharmaceutical, Liping Zhou and Feng Tu. If we are required to register such security interests, failure to complete such registration in a timely manner may result in such equity pledge agreements to be unenforceable against third party claims.
If we, Nepstar Pharmaceutical, Nepstar IT Service, Nepstar Management Consulting, Nepstar E-Commerce or the regional Nepstar companies are determined to be in violation of any existing or future PRC laws, rules or regulations or fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:
•	revoking the business and operating licenses of our PRC consolidated entities (including Nepstar E-Commerce);
•	discontinuing or restricting the operations of our PRC consolidated entities (including Nepstar E-Commerce);
•	shutting down our servers or blocking our websites;
•	confiscating illegal income in connection with operating a non-compliant Internet-based business;
•	imposing conditions or requirements with which we or our PRC consolidated entities may not be able to comply;
•	requiring us or our PRC consolidated entities to restructure the relevant ownership structure or operations;
•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; or
•	imposing fines.

The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.
We rely on contractual arrangements with the regional Nepstar companies, Nepstar E-Commerce, Nepstar IT Service and Nepstar Management Consulting and their respective shareholders to operate a substantial portion of our businesses, which may not be as effective as exercising operational control through a majority ownership of equity interests.
We rely on contractual arrangements with the regional Nepstar companies, Nepstar E-Commerce, Nepstar IT Service and Nepstar Management Consulting and their respective shareholders to operate a substantial portion of our business in China and to provide us with legal and unilateral control over these entities. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” These contractual arrangements may not be as effective as exercising control through direct ownership of majority equity interests. Although we do not have a majority ownership interest in the regional Nepstar companies or Nepstar E-Commerce, under the relevant contractual arrangements, we are able to effect changes in the board of directors of these companies, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, as a legal matter, if any of the regional Nepstar companies, Nepstar E-Commerce, Nepstar IT Service, Nepstar Management Consulting or any of their respective shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce these arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you would be effective. For example, if Nepstar IT Service or Nepstar Management Consulting were to refuse to transfer its equity interest in the regional Nepstar companies to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take legal action to compel them to fulfill their contractual obligations.
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
Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we have entered into with our consolidated entities are challenged by the PRC tax authorities as not being on an arm’s length basis, or as resulting in an unreasonable reduction in our PRC tax obligations, the PRC tax authorities have the authority to disallow our tax deduction claims, adjust the profits and losses of our respective PRC consolidated entities for PRC tax law purposes and assess late payment fees and other penalties. Our net income may be materially reduced if our tax liabilities increase or if we are otherwise assessed late payment fees or other penalties.

The shareholders of Nepstar IT Service and Nepstar Management Consulting may have conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.
The shareholders of Nepstar IT Service and Nepstar Management Consulting are long-time employees of our company. Conflicts of interests between their dual roles as sole shareholders of Nepstar IT Service and Nepstar Management Consulting, respectively, and as employees of our company may arise. We have entered into a supplemental agreement with each of Liping Zhou and Feng Tu, the respective sole beneficial owners of Nepstar IT Services and Nepstar Management Consulting, under which Ms. Zhou and Mr. Tu have warranted that they will not, so long as they remain the shareholders of Nepstar IT Service and Nepstar Management Consulting, serve, invest or assist in any business that may compete with our business or otherwise conduct any business activity that may compete with our business. However, we cannot assure you that when conflicts of interest arise, any or both of these individuals will act in the best interests of our company or that conflict of interests will be resolved in our favor. Any such conflicts of interest may have a material adverse effect on our business, financial condition and results of operations.
We rely on dividends paid by our consolidated operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our consolidated PRC entities to pay dividends to us could have a material adverse effect on our ability to conduct our business.
We conduct all of our business through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends by our consolidated PRC entities only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. As of December 31, 2010, the accumulated balance of our statutory reserve funds totaled RMB72.1 million (US$10.9 million). Our statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future, some of our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially restrict our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.
The application for conversion of Nepstar Commerce and Nepstar Electronic from domestic enterprises to foreign investment enterprises in connection with our restructuring in 2004 was not in full compliance with applicable PRC laws, rules and regulations, which could subject those companies to fines and other penalties and result in a material disruption of our business.
Shenzhen Nepstar Commerce Development Ltd., or Nepstar Commerce, and Shenzhen Nepstar Pharmaceutical Electronic Technologies Ltd., or Nepstar Electronic, were converted from domestic enterprises into wholly foreign-owned enterprises under PRC law in connection with our restructuring in 2004. In their applications for the approval for such conversion that were made to Shenzhen Nanshan Economic and Trade Bureau, Nepstar Commerce and Nepstar Electronic did not disclose that they owned regional Nepstar companies that engage in the drugstore business in various provinces of China. Furthermore, when Nepstar Commerce and Nepstar Electronic became wholly foreign-owned enterprises, foreign investment in drugstore retail business was prohibited under PRC law. As a result, the application by Nepstar Commerce and Nepstar Electronic was not made in full compliance with applicable PRC laws, rules and regulations. Although these defects have been corrected in connection with our restructuring in 2007, PRC regulators have the authority to impose fines or other penalties based on past violations by Nepstar Commerce and Nepstar Electronic. In some cases, these regulatory bodies may require the disgorgement of profits or revoke their prior approval. We do not believe these past violations will have a material adverse effect on our business, financial condition and results of operations, but due to the uncertainty of regulatory enforcements in the PRC, we cannot assure you that Nepstar Commerce or Nepstar Electronic will not be subject to such fines or penalties, including the disgorgement of profits or revocation of the approval previously issued to them, or that such fines or penalties will not have a material adverse effect on our business, financial condition or results of operations.

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
According to the Measures on the Administration of Foreign Investment in the Commercial Sector promulgated by the PRC Ministry of Commerce, which became effective on June 1, 2004, a company that is directly owned by a foreign invested enterprise needs to obtain relevant governmental approvals before it opens new retail stores. However, there are no specific laws, rules or regulations with respect to whether it is necessary for a company established by a subsidiary of a foreign invested enterprise to obtain approvals to open new retail stores. We have consulted with the Shenzhen Bureau of Trade and Industry, which was of the view that companies established by a subsidiary of a foreign invested enterprise are not required to acquire governmental approvals to open new retail stores. In addition, our PRC legal counsel also advises us that such approval is not required based on their interpretations of current PRC laws, rules and regulations. However, we cannot assure you that the PRC Ministry of Commerce will not require that such approvals to be obtained. If additional governmental approval is deemed to be necessary and we are not able to obtain such approvals on a timely basis or at all, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.
The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.
On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. As a result of these regulations designed to enhance labor protection, our labor costs are expected to increase.
Furthermore, the provincial authorities in China may from time to time increase the applicable statutory minimum wage. These repeated adjustments have substantially increased our labor costs and we expect to face rising labor costs in the future. In 2010, we incurred an additional RMB5.5 million in labor costs, primarily due to minimum wage adjustments. As a result of repeatedly revised statutory minimum wage levels, we cannot assure you that we will be able to control our labor costs.

In addition, as the interpretation and implementation of these regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.
The enforcement of the Social Insurance Law and other social insurance-related regulations in the PRC may adversely affect our business and our results of operations.
We are required under PRC law to make contributions to our employee benefit plans including pension, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Our contributions are made based on salaries, bonuses and certain allowances of our employees, in amounts within the range specified by the respective local government authorities where we operate our businesses. The total amount of contributions we incurred for these employee benefit plans in 2008, 2009 and 2010, was RMB30.1 million, RMB28.7 million and RMB31.3 million (US$4.7 million), respectively.
On October 28, 2010, the Standing Committee of the National People’s Congress of China promulgated a new social security act, namely, the Social Insurance Law of the PRC, which will take effect on July 1, 2011. The Social Insurance Law regulates the five basic social security insurance schemes, i.e. pension, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. It is the first comprehensive law of China to regulate the five social insurance schemes and associated administrative issues, such as collection of social insurance premiums, management of social insurance funds and supervision of social insurances schemes. The Social Insurance Law covers all employing entities within China and all individuals, including city residents, flexible employment individuals, migrant workers and foreigners working in China. The Social Insurance Law provides for new mandatory means to collect the social insurance premiums where an employer fails to pay the social insurance contributions in full and on time. Further, an employer who fails to make payment of the social insurance contributions in full and on time may be penalized with late payment surcharges and face administrative fines up to three times the amount of the social insurance premiums outstanding. Under the new Social Insurance Law, we expect that the amount of our statutory social insurance contributions may increase.
However, the interpretation and implementation of the Social Insurance Law remains uncertain. For instance, the new law has not provided for national uniform social insurance contribution rates. Employers still need to refer to local regulations for contribution rates of the social insurance schemes. We cannot assure you that our employment practice will at all times be deemed in full compliance with the new regulations. We may face administrative proceedings and substantial penalties if the relevant authorities determine that we have not complied with the applicable statutory social security schemes. If we are subject to severe penalties or incur significant liabilities in connection with administrative investigations and proceedings, our business and results of operations may be adversely affected.
PRC rules and regulations may subject our PRC resident shareholders and our PRC share option holders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.
The State Administration of Foreign Exchange, or the SAFE, issued a public notice in October 2005, or the 2005 SAFE Notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch. In addition, relevant SAFE rules also require any share option plan adopted by the offshore special purpose company to be filed with the local SAFE branch when the offshore special purpose company is registered with the local SAFE branch, and such registration must be amended when option holders exercise their share options offshore. Simin Zhang, a PRC resident and the beneficial owner of our current controlling shareholder, has registered with the local SAFE branch as required by the 2005 SAFE Notice, and we are in the process of filing our share option scheme with the local SAFE branch.

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
In addition, on January 5, 2007, the SAFE promulgated the Implementing Rules of Measures for the Administration of Individual Foreign Exchange, or the Implementation Rules. Under the Implementation Rules, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a qualified PRC agent or the PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options. We and our PRC citizen employees who have been granted share options, or PRC option holders, are subject to the Implementation Rules when we became an overseas publicly-listed company. If our PRC option holders fail to comply with these rules and regulations, we or our PRC option holders may be subject to fines and legal or administrative sanctions.
Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.
The PRC Corporate Income Tax Law, or the CIT Law, provides that a maximum income tax rate of 10% is applicable to dividends payable to non-PRC investors that are “non-resident enterprises” which do not have an establishment or place of business in the PRC, or which have an establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income is derived from the operations of our operating subsidiaries located in the PRC. Therefore, dividends paid to us by our subsidiaries in China are subject to income tax if we are considered a “non-resident enterprise” under the CIT Law. If we are required under the CIT Law and its implementation regulations to pay income tax for any dividends we receive from our subsidiaries, it may materially reduce our net income and the amount of dividends, if any, that we may pay to our shareholders and ADS holders.
In addition, under the CIT Law, the Notice of the State Administration of Taxation on Overview of Treaty Dividends Withholding Tax Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on January 1, 2007 in the PRC, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which was issued on October 27, 2009, dividends from our PRC subsidiaries paid to us may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if we are considered as a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. Although we are a Cayman Islands incorporated Company, we have received from the relevant tax authorities in Hong Kong a certification of resident status and are considered as a Hong Kong tax resident and subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. We have determined that we have qualified for the 5% withholding tax rate pursuant to the Double Taxation Arrangement (Hong Kong). However, we continue to actively monitor the level of withholding tax in which we may be subject and are continuing to evaluate appropriate organizational changes, if any, to minimize the corresponding tax impact.
We may be deemed a PRC resident enterprise under the CIT Law and be subject to PRC taxation on our worldwide income.
The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and profitability, although dividends distributed from our PRC subsidiaries to us could be exempt from PRC dividend withholding tax, since such income is exempt under the CIT Law when paid to a PRC resident recipient.

Dividends payable by us to our shareholders and ADS holders and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.
Under the CIT Law and implementation regulations, PRC income tax at the rate of 10%, or the lower applicable rate if specified in a tax treaty, is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% PRC income tax rate, or the lower applicable rate if specified in a tax treaty, if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC income tax. If we are required under the CIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the capital gain derived from the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs could decrease materially.
Fluctuations in the exchange rates of the Renminbi may have a material adverse effect on your investment.
The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. This change in policy permitted the Renminbi to fluctuate within a narrow and managed band against a basket of foreign currencies. However, on June 19, 2010, the PRC government announced the adoption of measures to allow broader fluctuation of the Renminbi. In addition, the PRC government has allowed international transactions to be settled in Renminbi in 20 provinces, autonomous regions and municipalities in China.
There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in further and more significant appreciation of the Renminbi against the U.S. dollar. As we rely on dividends paid to us by our PRC subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on the value of, and dividends payable on, our ADSs in foreign currency terms. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition and results of operations.
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

We converted approximately US$350.0 million net proceeds from our initial public offering into Renminbi in December 2007 and January 2008. However, in July 2010, SAFE assessed a one-time non-recurring penalty of approximately RMB25.5 million (US$3.9 million) against us for failing to comply with relevant procedures, citing that the purposes for the conversion of the net proceeds as stated at the time of conversion were not entirely consistent with our subsequent use of such proceeds. We recognized the expense of approximately RMB25.5 million (US$3.9 million) in the second quarter of 2010. We fully paid the penalty in July 2010.
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
We may be or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.
Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2010, although there can be no assurance in this regard. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for any taxable year cannot be determined with certainty until after the close of such taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in any future taxable year. In addition, although the law in this regard is unclear, we treat the regional Nepstar companies and Nepstar E-Commerce as being owned by us for U.S. federal income tax purposes, not only because we retain control over their management decisions but also because we retain the economic risks and rewards of these entities. If it were determined, however, that we are not the owner of the regional Nepstar companies and Nepstar E-Commerce for U.S. federal income tax purposes, we would be more likely to be treated as a PFIC for any taxable year.
If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
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
Since our inception, we have conducted our operations in China primarily through Nepstar Pharmaceutical, which became a wholly foreign-owned enterprise in China in August 2004 as the result of our restructuring in 2004. As applicable PRC laws, rules and regulations effectively limit any foreign investor’s ownership of drugstores to 49.0% if the investor owns interests in more than 30 drugstores in China that sell a variety of branded pharmaceutical products sourced from different suppliers, we undertook another restructuring in May 2007. In connection with the May 2007 restructuring, Nepstar Commerce, Nepstar Electronic and Nepstar Pharmaceutical transferred all or part of their equity interests in regional Nepstar companies to two newly established PRC companies, Shenzhen Nepstar Information & Technology Service Co., Ltd., or Nepstar IT Service, and Shenzhen Nepstar Management Consulting Co., Ltd., or Nepstar Management Consulting, which are wholly owned by Liping Zhou and Feng Tu, respectively. Liping Zhou and Feng Tu are both employees of our company and PRC citizens. After we completed our restructuring in May 2007, neither Nepstar Commerce nor Nepstar Electronic retained any direct ownership interest in any of the regional Nepstar companies.
On November 9, 2007, our ADSs were listed on the New York Stock Exchange.
On May 19, 2008, Nepstar Pharmaceutical entered into a Transfer Agreement with Pacific Gateway Capital Company Ltd. to sell the 51.0% of equity interest it owns in Medicine Shoppe for RMB2.5 million in cash. The carrying value of our share of Medicine Shoppe’s net assets was RMB2.3 million as of March 31, 2008.
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

In August 2009, we established Fuzhou Nepstar Chain Co., Ltd., or Fuzhou Nepstar, with Nepstar Pharmaceutical holding 49.0% and Nepstar IT Service and Nepstar Management Consulting holding the remaining 51.0% of the equity interest.
In December 2009, we formed Nepstar E-Commerce as a subsidiary of Nepstar Pharmaceutical to operate our online business. On May 20, 2010, Nepstar Pharmaceutical entered into transfer agreements with Nepstar IT Service and Nepstar Management Consulting, respectively, to transfer to each a 50.0% equity interest in Nepstar E-Commerce. Due to delays in obtaining the necessary licenses for the operation of an online business from the relevant PRC government authorities, it was not until November 2010 that we launched a pilot version of our e-commerce website. In January 2011, we launched our official e-commerce website, www.star365.com.
We currently operate our drugstore business in China through a series of contractual arrangements Nepstar Pharmaceutical entered into with Nepstar IT Service, Nepstar Management Consulting and their shareholders to retain control over the regional Nepstar companies, Fuzhou Nepstar and Nepstar E-Commerce, as well as to retain the economic risks and rewards of these entities. See “Item 4. Information on the Company — C. Organizational Structure.”
Although we have been advised by our PRC counsel, Beijing Kang Da Law Firm, that based on their understanding of the current PRC laws, rules and regulations, the structure for operating our business in China (including our corporate structure and contractual arrangements with the regional Nepstar companies, Nepstar E-Commerce, Nepstar IT Service and Nepstar Management Consulting and their respective shareholders) complies with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules and regulations, our contractual arrangements will become invalid or unenforceable. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC regulatory bodies determine that the agreements that establish the structure for operating our business in China do not comply with applicable PRC regulatory restrictions on foreign investment, we could be subject to severe penalties.”
In 2008, 2009 and 2010, our capital expenditures totaled RMB187.8 million, RMB81.7 million and RMB58.2 million (US$8.8 million), respectively. In the past, our capital expenditures were used primarily to open drugstores, acquire drugstores through business combinations, set up distribution centers and install and upgrade our integrated information management system. We estimate that our capital expenditures in 2011 will range from approximately RMB31.0 million to RMB63.0 million, which we plan to use to open new stores, remodel existing stores and build new distribution centers in China.
B. Business Overview
We are the largest retail drugstore chain in China, with a network of 2,547 directly operated stores spanning 74 cities across 14 provinces and direct-controlled municipalities in China as of December 31, 2010.
We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo, and Suzhou, in terms of store count. According to China Drugstore magazine, a leading trade publication for the drugstore industry in China, we had the highest total gross revenue among all directly operated retail drugstore chains in China in 2008, 2009 and 2010.
The drugstore industry in China remains highly fragmented. According to the statistics quoted by China Drugstore magazine, by the middle of 2010, there were approximately 394,000 drugstore outlets in China. We estimate that our share of the retail market of pharmaceutical products in China was less than 1.5% of the total transaction value in 2010.

We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. Unlike most other drugstores and retail drugstore chains in China, we also offer private label products, which we believe distinguishes our company from our key competitors. We launched our first private label products in September 2005 and offered 1,770 private label products as of December 31, 2010. Sales of our private label products accounted for 29.4% of our revenue and 41.1% of our gross profit in 2010.
Our Store Network
We are the largest retail drugstore chain in China based on the number of directly operated stores, with a store network comprised of 2,547 directly operated stores as of December 31, 2010. According to China Drugstore magazine, we had the highest total gross revenue among all directly operated retail drugstore chains in China in 2008, 2009 and 2010. As the drugstore industry in China is highly fragmented, we estimate that our share of the retail market of pharmaceutical products in China was less than 1.5% of the total transaction value in each of these three years.
We believe we have succeeded in building a national retail drugstore chain with an extensive footprint in China by operating a store network spanning 74 cities across 14 provinces and direct-controlled municipalities. We believe that we have the leading market position in a number of the most economically developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo and Suzhou, in terms of store count.
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
We carefully select our store sites to maximize consumer traffic, store visibility and convenience for our customers. Substantially all of our stores are located in well-established urban residential communities in 74 cities in China, where living standards and consumer purchasing power are generally higher than in rural areas. The following table sets forth the number of stores we owned and operated as of the dates indicated in the following top ten cities that we operated in as of December 31, 2010:

	As of December 31,
City	2008	2009	2010
Shenzhen	433	428	441
Hangzhou	188	195	182
Dalian	194	192	192
Ningbo	178	186	188
Guangzhou	175	171	171
Dongguan	140	138	128
Tianjin	105	114	123
Qingdao	82	105	127
Suzhou	86	92	84
Nanjing	82	84	100
Others	1,046	774	811

Total	2,709	2,479	2,547

The following table provides a history of our store openings and acquisitions as of the dates indicated:

	As of December 31,
	2008	2009		2010
Number of stores at the beginning of the period	2,002	2,709		2,479
Effect of deconsolidation of JZJ	—	355	*	—
Acquired stores during the period	144	7		17
Stores closed during the period	75	113		168
New stores opened during the period	638	231		219
Number of stores at the end of the period	2,709	2,479		2,547

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
Our Products and Services
We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. We have rigorously analyzed a large number of drugs available for sale in China, and have concluded that a much smaller quantity of active ingredients are present in a significant majority of drugs purchased by our consumers. Accordingly, we have selected a diverse range of medicines based upon these ingredients which we believe drive consumer demand. Our typical store carries approximately 1,900 to 2,500 different products. We constantly review and refine our product selection in order to respond to changing demographics, lifestyles, habits and product preferences of our customers. Our product selection is designed to offer choices and convenience to our customers and to achieve high gross margins for us.

Product Offerings
Our merchandise can be broadly classified into the following categories:
Prescription Drugs. We offer approximately 1,360 prescription drugs. We accept prescriptions only from licensed health care providers and do not prescribe medications or otherwise practice medicine. Our in-store pharmacists verify the validity, accuracy and completeness of all prescription drug orders. We request that all prescription drug customers provide us with information regarding drug allergies, current medical conditions and current medications. Our in-store pharmacists also perform a drug utilization review in which they cross-check every prescription against the customer’s submitted information for drug, disease and allergy interactions. Sales of prescription drugs accounted for 21.4% of our revenue in 2010.
OTC Drugs. We offer approximately 1,430 OTC drugs, including western medicines and traditional Chinese medicines, for the treatment of common diseases. Sales of OTC drugs accounted for 36.8% of our revenue in 2010.
Nutritional Supplements. We offer approximately 469 nutritional supplements, including a variety of healthcare supplements, vitamins, minerals and dietary products. Nutritional supplements normally generate higher gross margins than prescription and OTC drugs. Sales of nutritional supplements accounted for 19.2% of our revenue in 2010.
Herbal Products. We offer various types of drinkable herbal remedies and packages of assorted herbs for making soup, which are used by consumers as health supplements. Herbal products typically have higher gross margins than prescription and OTC drugs. Sales of herbal products accounted for 3.7% of our revenue in 2010.
Other Products. Our other products include personal care products such as skin care, hair care and beauty products, family care products such as portable medical devices for family use, birth control and early pregnancy test products, and convenience products, including soft drinks, packaged snacks, cleaning agents and stationery. Our other products also include seasonal and promotional items tailored to local consumer demand for convenience and quality. In May 2010, we began to further expand our product offerings by introducing general merchandise and consumables, primarily in the following categories: convenience foods, produce, household cleaning and laundry products, and mother and baby products. In addition, we have begun to selectively introduce kitchenware and textile products. We believe that offering these products and consumables increases the amount that customers spend per visit by meeting growing demand for one-stop shopping convenience, and helps mitigate the negative impact of ongoing healthcare reform and government policies, which have caused price reductions to pharmaceutical products on the national Essential Drug and Reimbursement Lists. Sales of other products accounted for 18.9% of our revenue in 2010.
Private Label Products
We launched our first private label product in September 2005, and since then our private label portfolio has increased to 1,770 products marketed under 144 private labels, covering all categories of products we offer. In 2010, private label products accounted for approximately 29.4% of our revenue and 41.1% of our gross profit. We believe private label branding gives us more freedom and flexibility in pricing and more control over product attributes and quality.
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
As part of our marketing efforts and in order to build customer loyalty, we launched our “Loyal Customer” scheme in 1999. As of December 31, 2010, this program had more than 14.8 million members, approximately 5.5 million of whom were active members, which are defined as customers who make purchases from our stores at least once a year and whose contact information is available in our database. Under the loyalty points collection program we implemented in 2010, our member customers are entitled to receive free healthcare circulars published by our stores and gain one loyalty point for every RMB1.0 spent on our products. Loyalty points may be used to exchange for gifts as well as used as discounts for future purchases. At the end of each calendar year, unutilized loyalty points are forfeited or carried forward for a very short period.
We maintain a database of our loyalty scheme membership, including customer profiles and purchasing records, which helps us to tailor our promotional programs to meet our customers’ specific needs. On average, members of our loyalty scheme spend approximately 1.4 times more per sales transaction than non-member customers, and our member customers purchase more frequently from our stores than non-member customers. Sales to our member customers accounted for 57.9% of our revenue in 2010.
The following table sets forth the approximate number of our loyalty scheme members as of the dates indicated:

	As of December 31,
	2008	2009		2010
	(In thousands)
Members	10,250	11,988	*	14,888
Active members	5,190	4,980	*	5,497

*	Does not include the loyalty scheme members that belonged to JZJ, which is no longer our consolidated subsidiary and has been accounted for under the equity method of accounting since January 2009.
Beginning in 2010, we began to selectively introduce the Nepstar Shopper’s Card program, which we implemented in all of our stores by September 2010. The Nepstar Shopper’s Card is a prepaid card, bearing face values ranging from RMB50 to RMB3,000. During the launch stage, customers were encouraged to use their Nepstar Shopper’s Cards to purchase certain beverage, convenience food, household and personal care products at certain Nepstar stores and accumulate bonus credits, which could then be used to purchase pharmaceutical and nutritional products in those stores. Customers may also receive free gifts or cash coupons to be used for future purchases. Starting from November 2010, at the time a customer buys the Nepstar Shopper’s Card, the customer receives a direct discount on purchases. Customers may use their Nepstar Shopper’s Cards to purchase any products at any of our stores.

Customers
During 2010, our stores served an average of approximately 70 customers per day per store. Our typical customers are urban residents in major Chinese cities. We periodically conduct qualitative customer surveys in cities in which we operate more than 100 drugstores, helping us to build a stronger understanding of our market position and our customers’ purchasing habits. In addition, we sell prescription and OTC drugs to non-retail customers who choose to purchase from us rather than from manufacturers and distributors of pharmaceutical products directly, as these non-retail customers believe they can leverage the economies of scale realized by our greater purchasing power and obtain better pricing terms from us than directly purchasing the same products from the manufacturers and distributors. Sales to these non-retail customers accounted for less than 1.0% of our revenue in each of 2008, 2009 and 2010.
Our sales to retail customers are paid in cash or by debit or credit cards, or by medical insurance cards under the national medical insurance program. We obtain payments from the relevant government social security bureaus, for sales made to eligible participants in the national medical insurance program on a monthly basis. See “— Regulation — Reimbursement under the National Medical Insurance Program.” As of December 31, 2010, 1,017 or 39.9% of our stores are designated stores under the PRC national medical insurance program.
Procurement
We currently source our merchandise from approximately 1,645 suppliers, including 690 manufacturers and approximately 955 wholesalers. In 2010, 63.2% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 4.3% of our total purchases in 2010. The transaction value of purchases from our largest five suppliers accounted for 15.8% of our total purchases in 2010. We believe that competitive sources are readily available for substantially all of the merchandise we carry in our stores, and our strategy is to consolidate our procurement through centralized purchasing from fewer suppliers.
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
In 2010, we adopted new guidelines for new merchandise procurement. We conduct in-depth research of the characteristics of the merchandise under each of the categories, make on-site visits to the places of origin of the merchandise to conduct a thorough analysis of the cost structure of the merchandise in order to increase cost-effectiveness, and for those merchandise labeled as our private label products, we procure supplies from famous brands and major manufacturers to meet quality control standards.
In the second half of 2010, we introduced 281 new non-pharmaceutical products from 96 suppliers, of which 58 are manufacturers and the remainder are wholesalers. The merchandise procured from wholesalers are mainly snack foods because manufacturers of snack foods are rather segmented and generally sell through wholesalers.

Distribution
Our stores are supported by our national distribution center located near our headquarters in Shenzhen and 14 regional distribution centers serving our drugstores located in 74 cities across China.
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
The operations of all of our distribution centers, including inventory management and deliveries, are integrated and coordinated by our ERP system, which is our integrated information management system. This system provides us with up-to-date product availability information so as to optimize our inventory management.
Information Management and Inventory Control
Each of our drugstores is equipped with computer terminals that are connected with our ERP system via real time broadband Internet links. Each merchandise item offered by our stores is coded with a unique bar-coded item number for its identification in the store point-of-sale system which, in turn, is linked to our ERP system in real time. Cashiers scan the merchandise being sold and the data are recorded instantly. This integrated information management system generates a daily sales report, which enables us to quickly collect sales information, track and analyze inventory levels and sales trends, and enable us to optimize merchandise levels and product mix. Sales reports can also be produced at more frequent intervals, for example to monitor sales generated by a new product or by a promotional event. We also use this system to facilitate our category management decisions, fine-tune product selection, pricing, shelf space allocation, store replenishment triggers and distribution center replenishment triggers. In 2010, we fine-tuned and adjusted our ERP system to better integrate company-wide accounting and operating systems, to improve inventory management and to enhance our data analysis capabilities.
We manage our inventory carefully in order to minimize inventory holding cost, ensure timely delivery of merchandise and maintain the variety of merchandise available in our stores. We perform quarterly and ad hoc inventory counts in our stores and distribution centers, and perform daily inventory counts in stores for expensive merchandise and products that are vulnerable to pilferage. We require our store managers to follow up on any inventory discrepancies discovered during each inventory count and report the results to the relevant regional Nepstar company management.
Cash Control
A substantial portion of our sales are made in cash, and we have adopted strict cash control procedures in all of our stores. In particular, the details of each sales event are recorded in our integrated information management system, and the cash generated at our stores is collected and deposited daily in designated bank accounts, which are controlled by our headquarters. On a daily basis, staff working in our stores reconcile the sales record with the cash received, and staff in our finance department reconcile the sales record with the amounts deposited. Our finance department then reviews the monthly reconciliation of sales data collected on our information management system with cash receipts as confirmed by the banks. The cash needs of each regional Nepstar company are dispatched centrally on a weekly basis based on budgeted amounts.
Quality Control
We have selected 358 manufacturers as suppliers of our private label products after reviewing product selection, quality and manufacturing, packaging, transportation and storage capabilities as well as cost competitiveness. We had selected these vendors out of a large number of manufacturers after reviewing these manufacturers’ GMP compliance status and their product quality, manufacturing facilities and technology, packaging, transportation and storage capabilities as well as the cost competitiveness of their products.

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
Insurance
We maintain property insurance policies covering our distribution centers, stores and vehicles for losses due to fire, flood and a wide range of other disasters. Our total insurance coverage totaled approximately RMB758.1 million in 2010 and we have paid approximately RMB0.6 million in insurance premiums for the coverage. In addition, like other similar companies in China, we do not carry product liability insurance, and we do not have any business interruption insurance due to the limited coverage of any business interruption insurance in China. We consider our current insurance coverage to be adequate. However, successful product liability and personal injury claims and uninsured damages to any of our distribution centers and our stores could have a material adverse effect on our financial condition and results of operations.
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
In addition, under the Supervision and Administration Rules on Pharmaceutical Product Distribution promulgated by the SFDA on January 31, 2007, and effective May 1, 2007, a pharmaceutical product distributor is responsible for its procurement and sales activities and is liable for the actions of its employees or agents in connection with their conduct of distribution on behalf of the distributor. A retail distributor of pharmaceutical products is not allowed to sell prescription pharmaceutical products, or Tier A OTC pharmaceutical products, listed in the Essential Drug and Reimbursement Lists without the presence of a certified in-store pharmacist. See “— Reimbursement under the National Medical Insurance Program.”
Restrictions on Foreign Ownership of Wholesale or Retail Pharmaceutical Businesses in China
PRC regulations on foreign investment currently permit foreign companies to establish or invest in wholly foreign-owned enterprises or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China. For retail sales, these regulations restrict the number and size of retail pharmacy stores that a foreign investor may establish. If a foreign investor owns more than 30 stores that sell a variety of branded pharmaceutical products sourced from different suppliers, the foreign investor’s ownership interests in the stores are limited to 49.0%.
Our wholly owned subsidiary Nepstar Pharmaceutical currently owns 49.0% of the equity interest in each regional Nepstar company and has entered into contractual arrangements with each of these entities, including Nepstar IT Service, Nepstar Management Consulting and their shareholders. See “Item 4. Information on the Company — C. Organizational Structure.”
Restrictions on Foreign Ownership of Online Businesses in China
Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. Specifically, investors are not allowed to own more than 50.0% of the equity interests in any “value-added telecommunications services” provider, or an entity conducting an Internet content distribution business such as Nepstar E-Commerce in its operation of www.star365.com and www.star365.cn.
Our wholly owned subsidiary Nepstar Pharmaceutical has entered into contractual arrangements with Nepstar IT Service, Nepstar Management Consulting and their shareholders to retain control over Nepstar E-Commerce. Nepstar IT Service and Nepstar Management Consulting each own 50.0% of the equity interest in Nepstar E-Commerce. See “Item 4. Information on the Company — C. Organizational Structure.”
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
Since May 1998, the relevant PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products. As of December 31, 2008, 2009 and 2010, 16.4%, 29.2% and 77.4% of the pharmaceutical products we offered were subject to price controls, respectively. In 2008, 2009 and 2010, approximately 4.0%, 7.7% and 31.1% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. Any future price controls or government mandated price reductions may have a material adverse effect on our financial condition and results of operations, including significantly reducing our revenue and profitability. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Industry — The retail prices of some of our products are subject to control, including period downward adjustment, by PRC governmental authorities.”
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
In the PRC, a trademark owner who believes the trademark is being infringed can provide his trademark registration certificate and other relevant evidence to the state or local Administration for Industry and Commerce, or AIC, which can, in its discretion, launch an investigation. The AIC may take actions such as ordering the infringer to immediately cease the infringing behavior, seizing and destroying any infringing products and representations of the trademark in question, closing the facilities used to manufacture the infringing products or imposing a fine. If the trademark owner is dissatisfied with the AIC’s decision, he may institute civil proceedings against the infringer in court.
The trademark owner may also institute civil proceedings directly in court. Civil remedies for trademark infringement include:
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
Dividend Distribution
The principal laws, rules and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), as amended in October 2005, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our consolidated PRC entities, including wholly foreign-owned enterprises, or WFOEs, and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities, including WFOEs and domestic companies, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the accumulated amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends. As of December 31, 2010, the accumulated balance of our statutory reserve funds totaled RMB72.1 million (US$10.9 million).
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

(2)
Shenzhen Nepstar Chain Company owns 100% of the equity interest in each of the following subsidiaries: Hubei Nepstar Chain Co., Ltd.; Beijing Shuangjing Nepstar Chain Co., Ltd.; Beijing Hongda Nepstar Chain Co., Ltd.; Beijing Tongda Nepstar Chain Co., Ltd.; Beijing Xingda Nepstar Chain Co., Ltd.; Beijing Nepstar Chain Co., Ltd.; Beijing Xiang Yun Kang Pharmacy Co., Ltd.; Beijing Xiang Yun Kang Flower Dispensary Co., Ltd.; Beijing Xiang Yun Kang Guangqumen Pharmacy Co., Ltd.; Wenzhou Nepstar Chain Co., Ltd.; and Zaozhuang Nepstar Chain Co., Ltd.

*	Significant subsidiaries

D. Property and Equipment
Our corporate headquarters are located in Shenzhen, where we lease an aggregate of 1,413 square meters of office space. As of the date of this annual report, we operated one national distribution center located near our headquarters and 14 regional distribution centers with a combined total of approximately 48,617 square meters of space.
Substantially all of our store space is leased from third parties. Our leases in respect of those properties generally have a five year term. As of December 31, 2010, 1,057 leases (covering an aggregate gross floor area of approximately 109,310 square meters, equivalent to approximately 28.4% of the total gross floor area of properties we occupied) will terminate within two years. We must negotiate with the landlords for an extension of the old leases or enter into new leases upon their termination, and our landlords may request a rent increase. Under applicable PRC law, we have priority over other potential lessees with respect to the leased store space on the same terms. Our community stores are normally relatively small in size and the facilities inside the store are easily movable. As a result, we do not expect our drugstore operations to be materially and adversely affected by any failure to renew or enter into new leases.
As of December 31, 2010 we had 2,596 leased properties with an aggregate gross floor area of 384,996 square meters, of which 319,367 square meters were used as drugstores. Approximately 623 or 24.0% of these leased properties had defects in their legal titles, which as a percentage of leased properties is lower than in 2009. This decrease was largely due to the closure of some of the older stores with legal title defects. Of all of the properties with defects in legal titles, 77,942 square meters were used as drugstores, equivalent to approximately 24.4% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds cannot be obtained from the relevant landlord; and (ii) the identity of the landlord as it appears on the relevant leasing contract does not match the identity of the registered owner as it appears on the property title deeds and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the former type of defects in title was 10,866 square meters, or approximately 3.4% of the total gross floor area of our drugstores and with the latter type of defects in title was 67,076 square meters, or approximately 21.0% of the total gross floor area of our drugstores. In addition, 77,103 square meters, or approximately 20.0% of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We do not possess clear leasehold titles or written agreements providing for usage rights in respect of some of our occupied properties.”
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
A. Operating Results
Overview
Since our inception in 1995, we have rapidly expanded our operations, through organic growth and selective acquisitions of drugstores in China. Our directly operated drugstores increased from 2,002 as of December 31, 2007 to 2,709 as of December 31, 2008. As of December 31, 2009, we had a total of 2,479 directly operated drugstores, with the decrease from that as of December 31, 2008 resulting principally from the deconsolidation of 355 JZJ stores, all of which were located in Yunnan province in southwestern China. As of December 31, 2010, we had a total of 2,547 directly operated drugstores.

In 2008, we completed the acquisition of all of the 68 drugstores (including inventory and store equipment) owned by Ningbo New Century Medical Ltd., all of the 18 drugstores owned by Dongguan Hui Ren Tang Pharmaceutical Co. Ltd., all of the 40 drugstores (including inventory and store equipment) owned by Qingdao Kangjie Chain Drugstore Ltd., and 16 drugstores from Chengdu Ruihua Medical Ltd. We accounted for these acquisitions using the purchase method of accounting under SFAS 141, Business Combinations.
In 2009, we acquired a total of seven stores, consisting of five stores in Beijing from Beijing Zeruntang Medical Ltd. and two stores in Shanghai from Shanghai Riye Chain Co., Ltd. We accounted for these acquisitions using the acquisition method of accounting under SFAS 141 (R), Business Combinations, included in FASB ASC Topic 805, Business Combinations.
In 2010, we acquired three other stores from Shanghai Riye Chain Co., Ltd., six stores from Beijing Xiang Yun Kang Drugstore and eight stores from Wenzhou Ren Ren Hao Chain Drugstore Co., Ltd. We accounted for these acquisitions using the acquisition method of accounting under SFAS 141 (R), Business Combinations, included in FASB ASC Topic 805, Business Combinations. See note 9 to our audited consolidated financial statements included in this annual report.
We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo and Suzhou, in terms of store count. Our total revenue was RMB2,396.6 million, RMB2,217.6 million and RMB2,356.6 million (US$357.1 million) and our net income was RMB199.2 million, RMB140.0 million and RMB16.5 million (US$2.5 million) in 2008, 2009 and 2010, respectively.
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
Factors Affecting Our Results of Operations
We believe that the most significant factors that affect our results of operations are:
•	the size of the retail market of pharmaceutical products in China and changes in government regulations affecting the drugstore industry;
•	the size of the retail market for convenience food, household and personal care products in China;
•	our ability to expand our drugstore network;
•	our ability to optimize product offerings and increase sales, including the sales of private label products;
•	our ability to control procurement cost and optimize product pricing; and
•	our ability to control operating expenses and achieve a high level of operating efficiency.
The Size of the Retail Market of Pharmaceutical Products in China and Changes in Government Regulations Affecting the Drugstore Industry
Our business and revenue growth depend on the size of the retail market of pharmaceutical products in China. Retail sales of pharmaceutical products in China have grown significantly in recent years. In the medium-to long-term, we believe that future growth in the Chinese drugstore industry will be driven by compelling industry fundamentals and favorable demographics. In particular, the increasing wealth and disposable income of Chinese people, an aging and more health conscious population and continued urbanization will contribute to the continued growth of the drugstore industry in China in the foreseeable future.

The drugstore industry in China is highly fragmented. As the largest retail drugstore chain in China based on the number of directly operated stores, we had the highest total gross revenue among all directly operated retail drugstore chains in China in 2008, 2009 and 2010, according to China Drugstore magazine. We believe there is significant potential for our future growth.
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
In August 2009, the PRC Ministry of Health established the Essential Drug List, which contains 205 chemical drugs and 102 traditional Chinese medicines. In October 2009, the NDRC implemented price ceilings on 2,349 pharmaceutical products, including drugs or medicines on the Essential Drug and Reimbursement Lists, which included 1,728 pharmaceutical products carried by our stores. Due in part of the implementation of these price ceilings, our gross margins experienced downward pressure in 2009 as compared to 2008 and continued to experience downward pressure in 2010. In March 2011, the NDRC implemented price ceilings on 1,265 types of drugs, mainly commonly-used antibiotics and circulatory system medications, including 460 pharmaceutical products carried by our stores. If more pharmaceutical products carried by our stores become subject to price ceilings or if any reductions in existing price ceilings are implemented, our gross margins could be further reduced and our net income and profitability could be materially reduced.
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
The Size of the Retail Market for Convenience Food, Household and Personal Care Products in China
Our business and revenue growth also depend on the size of the retail market for convenience products in China. Retail sales of convenience products in China have grown significantly in recent years. In the medium-to long-term, we believe that future growth in Chinese consumer spending on convenience products will be driven by population growth and increased demand for one-stop convenience shopping. In particular, the increasing wealth and disposable income of Chinese people and continued urbanization are likely to contribute to the continued growth of the retail market for convenience products in China in the foreseeable future.
We believe there is significant potential for our future growth. In order to capitalize on such growth opportunities, we must continually improve our product range to respond to consumer demand and increase customer visits. We believe that our extensive store network and operational expertise, strong brand name and expansion plan provide us with a strong platform to capture growth opportunities in China’s retail market for convenience products.

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

	Year Ended December 31,
	2008	2009		2010
Number of stores at the beginning of the year	2,002	2,709		2,479
Number of stores at the end of the year	2,709	2,479	*	2,547

*	Does not include stores operated by JZJ, which was deconsolidated from our financial results in 2009. As of December 31, 2008, JZJ operated 355 stores.
We believe that store location is an important factor driving our average store sales. Our goal is to establish stores in clusters in well-developed cities in China’s coastal and adjoining provinces. Within each major city, we aim to locate our stores in well-established residential communities. We plan to focus our near term expansion in our existing metropolitan markets, and in major cities where we have not had a presence and where we can leverage our existing distribution centers and other infrastructure. In 2010, in order to manage our store expansion more effectively and to improve the overall quality of store sales performance, we: (i) closed 168 stores, most of which were performing below our expectations; (ii) were more selective in acquiring new stores; and (iii) slowed the pace of new store openings, as new stores generally incur high initial costs, but generate lower revenues during their first two years of operations.
For our drugstores that had been opened prior to December 31, 2008, the average daily revenue per store increased from RMB2,649 in 2009, which figure does not include stores operated by JZJ which was deconsolidated from our financial results in 2009, to RMB2,701 (US$409.2) in 2010. The increase was mainly due to our effective marketing campaigns, streamlining of store operations, product expansion in non-pharmaceutical categories, as well as closure of poorly performing stores.

	2009		2010
	Number of drugstores	Daily Average	Number of drugstores	Daily Average
	as of year end	Revenue per Store	as of year end	Revenue per Store
Opened prior to December 31, 2007	1,577	3,002	1,462	3,021
Opened in 2008	664	1,808	616	1,940
Opened prior to December 31, 2008	2,241	2,649	2,078	2,701
Our Ability to Optimize Product Offerings and Increase Sales, including Sales of Private Label Products
The following table sets out a breakdown of our revenue by product categories for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
							% of
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	Revenue
Prescription drugs	516,042	21.5%	515,472	23.2%	503,403	76,273	21.4%
OTC drugs	863,624	36.1	818,919	36.9	866,634	131,308	36.8
Nutritional supplements	484,516	20.2	455,343	20.6	452,642	68,582	19.2
Herbal products	75,438	3.1	80,549	3.6	86,873	13,163	3.7
Other products(1)	457,022	19.1	347,330	15.7	447,052	67,735	18.9

Total	2,396,642	100.0%	2,217,613	100.0%	2,356,604	357,061	100.0%

(1)	Includes personal care, family care and convenience products.

Our ability to optimize product offerings is an important factor affecting our results of operations. By offering quality, choice and convenience to our customers, we are able to maintain and increase customer visits, store traffic and sales volume. As a result, it is essential for us to balance the brand name products, which are popular among customers, and private label products, which generate higher margin. As a result, we continuously review and refine our product offerings to respond to changing demographics, lifestyles, habits and preferences of customers. We aim to improve our product range to increase sales volume and revenue in a competitive market.
We generate a substantial portion of our revenue from sales of prescription drugs, OTC drugs and nutritional supplements. In particular, sales of prescription drugs accounted for 21.4% of our revenue in 2010, sales of OTC drugs accounted for 36.8% of our revenue in 2010 while sales of nutritional supplements accounted for 19.2% of our revenue in 2010.
In 2010, we expanded our product offerings and introduced 281 new non-pharmaceutical products, of which 93 are private label products. Sales of food, household, personal care and other products accounted for 18.9% of our revenue in 2010. We plan to continue to expand our offering of personal care, family care and convenience products, which we believe will increase expenditure per customer visit by providing greater one-stop shopping convenience for our customers. We expect revenue from non-pharmaceutical products to increase at a faster pace compared to those of our pharmaceutical products in future periods.
Our private label products generally have higher margins than our other products, because we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and the distributors’ profit margin in the traditional merchandise supply chain. We launched our first private label product in September 2005, and since then our private label portfolio has increased to 1,770 products marketed under 144 private labels as of December 31, 2010, covering all categories of products we offer. The increase in private label product sales was a significant factor contributing to the increases in our gross margin since late 2005.
To develop our private label products, we have also obtained rights to use an aggregate of 518 additional trademarks, including 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use, and 19 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2010, we have developed 1,770 private label products with these licensed trademarks. Private label products accounted for approximately 29.0% and 29.4% of our revenue, and 43.3% and 41.1% of our gross profit in 2009 and 2010, respectively. Private label branding also gives us more freedom and flexibility in pricing and more control over product attributes and quality.
The following tables set forth certain information with respect to our private label products for the year ended December 31, 2010:

Private Label Revenue as a Percentage of
Revenue of the Category

Prescription drugs	18.5%
OTC drugs	21.2%
Nutritional supplements	57.1%
Herbal products	21.5%
Others(1)	31.3%
Total(2)	29.4%

(1)	Includes personal care, family care and convenience products.

(2)	Certain private labels are used in multiple categories of products.

Our Ability to Control Procurement Cost and Optimize Product Pricing
Our cost of goods sold represents primarily our purchase cost of merchandise. No depreciation or amortization is included in our cost of goods sold because our business does not involve manufacturing, and the amount of property and equipment we use in acquiring, warehousing and transporting merchandise to our stores is limited and hence the related depreciation and amortization is immaterial. We have been consolidating our procurement through centralized purchases from fewer suppliers, which we believe will enable us to procure goods on more favorable terms due to our enhanced bargaining position with our suppliers. We do not expect, however, to be dependent on any particular supplier, and expect to continue purchasing merchandise from a large number of suppliers in the foreseeable future. We currently source our merchandise from approximately 1,645 suppliers, including 690 manufacturers and approximately 955 wholesalers. In 2010, 63.2% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 4.3% of our total purchases in 2010. The transaction value of purchases from our largest five suppliers accounted for 15.8% of our total purchases in 2010. We believe that competitive sources are readily available for substantially all of the merchandise we carry in our stores, and our strategy is to consolidate our procurement through centralized purchases from fewer suppliers.
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
We purchase and sell certain merchandise from and to the Neptunus Group and its affiliates. In 2008, 2009 and 2010, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB130.4 million, RMB89.6 million and RMB121.4 million (US$18.4 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB1.0 million, RMB 3.9 million and RMB3.2 million (US$0.5 million), respectively. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Companies in Which a Major Shareholder Had Equity Interests.” In addition, JZJ purchased in 2008 certain merchandise from Yunnan Jianzhija Medical Ltd., an affiliated entity of our former consolidated entity, JZJ, which were used solely by the 355 stores operated by JZJ, totaling RMB279.9 million, which represented 21.4% of our total purchases. Yunnan Jianzhijia Medical Ltd. was our single largest supplier during 2008. As a result of the deconsolidation of JZJ, purchases by JZJ in 2009 and subsequent periods are no longer reflected as purchases by us in our consolidated financial statements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with an Affiliated Entity of JZJ.”
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
While carrying medicines subject to price controls generally increases customer traffic and sales of other products, these medicines also generally have lower margins compared to our other products. Since May 1998, the relevant PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products. As of December 31, 2008, 2009 and 2010, 16.4%, 29.2% and 77.4%, respectively, of the pharmaceutical products we offered were subject to price controls. In 2008, 2009 and 2010, approximately 4.0%, 7.7% and 31.1%, respectively, of our revenue was derived from sales of pharmaceutical products that were subject to price controls. The gradual increase in the number of pharmaceutical products we offered that were subject to price controls reflected the inclusion of more pharmaceutical products, especially popular pharmaceutical products, in China’s national medical insurance catalog. We expect that sales of pharmaceutical products that are subject to price controls as a percentage of our total revenue to increase in the future, which we expect to have a negative effect on our gross margin.

Our Ability to Control Operating Expenses and Achieve a High Level of Operating Efficiency
Our ability to control operating expenses and achieve a high level of operating efficiency is a key factor driving our results of operations. The following table sets forth our operating expenses as a percentage of our revenue for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
Sales, marketing and other operating expenses	37.5%	38.7%	41.8%
General and administrative expenses	4.2	4.8	5.4
Impairment losses of property and equipment	—	—	0.1
Other expense	—	—	1.1

Total operating expenses	41.7%	43.5%	48.5%

Our sales, marketing and other operating expenses primarily consist of salaries and benefits of our in-store pharmacists and other store and distribution center staff as well as rental and utility expenses of our stores and distribution centers. Sales, marketing and other operating expenses also include depreciation of leasehold improvements of our stores, distribution centers and store equipment as well as costs associated with organizing promotional and marketing activities. Sales, marketing and other operating expenses as a percentage of our revenue increased from 37.5% in 2008 to 38.7% in 2009 and to 41.8% in 2010. This increase was mainly due to increased salary, rental and utility costs, as well as an increase in the proportion of newly opened stores in our store base, which, when compared to our other stores, generally generate lower revenue but incur similar or higher rental costs, labor costs, depreciation expenses and utility costs. We expect our total sales, marketing and other operating expenses to increase as we hire additional in-store pharmacists and other store staff, lease additional stores, construct additional distribution centers and incur other costs in connection with the expansion of our store network. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.”
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
Other key factors affecting our operating expenses include the following:
•
The amount of time required to open new stores and for new stores to become profitable. The amount of time required for us to open new stores, measured from date of initial occupation to commencement date of operations, shortened from an average of 47 days in 2008 to 39 days in 2009 and further to 38 days in 2010. The amount of time required for us to open new stores is primarily determined by the amount of time the relevant local government authority takes to grant license for us to open our new stores. As part of our efforts to continue to reduce the amount of time for new stores to become profitable, we have developed uniform standards and streamlined our store operations through centralized management.

•
Inventory Levels. We must maintain sufficient inventory levels to meet our customers’ needs while balancing the risk of accumulating excess inventory. Carrying excess inventory would increase our inventory holding costs, and failure to have sufficient inventory could cause us to lose customers, either of which could reduce our revenue and profitability. In 2008, 2009 and 2010, our inventory turnover days, calculated as the average of inventory at the beginning of the year and inventory at the end of the year, divided by cost of goods sold for the year and then multiplied by 365, was 96 days, 111 days, and 123 days, respectively. The increase in inventory turnover days from 2008 to 2009 was caused by the increase in the number of newly opened stores, which generally have slower inventory turnover rates. The increase in inventory turnover days from 2009 to 2010 was primarily caused by build-up of inventory due to the expansion of our product offerings to include convenience and other products.

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
Under the CIT Law and implementation regulations, PRC income tax at the rate of 10%, or the lower applicable tax rate if specified in a tax treaty, is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. As we derive substantially all of our revenue and income from our operations in China, if we are considered to be a “non-resident enterprise” for PRC tax purposes, dividends to be paid by our PRC subsidiaries to us will be subject to PRC income tax.
All of our operating subsidiaries, including the regional Nepstar companies, were incorporated in the PRC. As a result, except for certain subsidiaries as discussed below, our operating subsidiaries were subject to the PRC enterprise income tax rate of 33% for periods prior to January 1, 2008. Certain subsidiaries and tax paying retail store entities located and conducting operations in the Shenzhen Special Economic Zones and the Yunnan Province in the PRC were subject to a preferential tax rate of 15% prior to January 1, 2008. Under the implementation rules of the CIT Law, companies that enjoyed preferential income tax rates prior to January 1, 2008 have a five-year period to transition to the 25% uniform tax rate. In particular, companies that were subject to a tax rate of 15% would be subject to tax rates of 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 onwards, respectively. Accordingly, our operating subsidiaries and retail store entities in Shenzhen were subject to 20% and 22% income tax rates in 2009 and 2010, respectively, and are subject to a 24% income tax rate in 2011. Our subsidiaries outside of Shenzhen have been subject to the 25% uniform tax rate since January 1, 2008.

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
Realization of Deferred Tax Assets
We provide for deferred income taxes using the asset and liability method required by FASB ASC Topic 740, Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
At each balance sheet date, we assess the need to establish a valuation allowance that reduces deferred tax assets when it is more likely than not that all, or some portion, of the deferred tax assets will not be realized. A valuation allowance would be based on all available information including but not limited to our projections of future taxable income, which take into account the market environment for each of the tax-paying entities within the period during which temporary differences reverse or before our tax loss carry-forwards expire, and any available tax planning strategies. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to the deferred tax assets. The deferred tax assets balance is analyzed regularly by management. Based on our historical operating results and projections for our future taxable income over the periods during which the tax loss can be utilized, we believe it is more likely than not we will not realize some portion of our deferred tax assets and, as a result, a valuation allowance of RMB32.0 million was provided for as of December 31, 2010. Projections of future taxable income incorporate several assumptions of future business and operations that may differ from actual experience. If, in the future, our assumptions and estimates that resulted in our projections for future taxable income for each tax-paying component prove to be incorrect, the valuation allowance against our deferred tax assets may be adjusted.
Share-Based Compensation
We account for share-based compensation in accordance with FASB ASC Topic 718, Compensation — Stock Compensation, or ASC Topic 718, under which we are required to measure the fair value of employee share options on the date of the option grant, and recognize shared-based compensation expense in our consolidated statements of income over the period during which an employee is required to provide services in exchange for the award, which is generally the vesting period. In connection with the Pre-IPO Share Option Scheme, we granted 1,000,000 options, 6,680,000 options, and 1,000,000 options on August 30, 2005, March 20, 2006, and September 1, 2006, respectively. The exercise price was US$0.075 per share for options granted on August 30, 2005 and US$0.75 per share for options granted on March 20, 2006 and September 1, 2006. With respect to such options granted on August 30, 2005, 25.0% of such options vested immediately on the date of grant and the remaining 75.0% of the options vest over a three year period in 12 equal three-monthly installments. With respect to the options granted on March 20, 2006 and September 1, 2006, 25.0% of such options vested immediately on the respective dates of grant and the remaining 75.0% of such options vest over a four year period in eight equal six-monthly installments.

We recorded share-based compensation expense for these options of RMB1.8 million in 2008. The recognized share-based compensation expenses during this period were allocated to sales, marketing and other operating expenses and general and administrative expenses in the amounts of RMB0.5 million and RMB1.3 million, respectively. We recognized share-based compensation expense, which were allocated to sales, marketing and other operating expenses and general administrative expenses in the amount of approximately RMB73,000 and RMB13,000, respectively, in 2009. We recognized share-based compensation expense for these share options, which were allocated to sales, marketing and other operating expenses and general administrative expenses in the amount of approximately RMB18,000 (US$2,727) and RMB5.8 million (US$0.9 million), respectively, in 2010.
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

			Awards
	Awards	Awards	granted on
	granted on	granted on	September 1,
	August 30, 2005	March 20, 2006	2006
Expected dividend yield	0%	0%	0%
Expected volatility	39.17%	36.80%	35.19%
Risk-free interest rate	4.69%	5.26%	5.27%
Expected life (in years)	4.85	4.59	4.30
Estimated fair value of underlying ordinary shares (US$ per share)	0.46	0.49	0.57
On June 30, 2007, our shareholders adopted the 2007 Share Incentive Plan, or the 2007 Plan. The 2007 Plan authorizes us to issue up to 8,680,000 shares of our ordinary shares in the form of share options, share appreciation rights and other share-based awards to its employees, directors or consultants. Under the 2007 Plan, the exercise price of the option shall not be less than the fair market value of our ordinary share on the date of grant.
In connection with the 2007 Plan, we granted 200,000 options, 600,000 options, 1,000,000 options and 50,000 non-vested ordinary shares on November 9, 2007, January 5, 2009, January 5, 2010 and March 2, 2010, respectively. On March 2, 2010, we granted an aggregate of 150,000 fully vested ordinary shares to our three independent directors in exchange for their forfeiture of 150,000 options granted on November 9, 2007.
In connection with the share options granted under the 2007 Plan, we recorded share-based compensation expense of RMB2.3 million, RMB2.9 million and RMB5.7 million (US$0.9 million) in general and administrative expenses in 2008, 2009 and 2010, respectively.

The fair value of the options granted under the 2007 Plan was determined using the binomial option pricing model based on following assumptions at the date of grant:

	Awards Granted On
	November 9,	January 5,	January 5,
	2007	2009	2010
Expected dividend yield	1.67%	2.54%	6.43%
Expected volatility	40.74%	41.76%	35.67%
Risk-free interest rate	4.23%	2.54%	3.86%
Option life (in years)	10	10	10
Forfeiture rate	0%	0%	0%
Suboptimal exercise factor	1.5	1.5	1.5
Depreciation and Amortization
Our long-lived assets include property and equipment and intangible assets. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property and equipment (including the salvage values), and intangibles, in order to determine the amount of depreciation and amortization expenses to be recorded during any reporting period. We amortize leasehold improvements of our retail drugstores and other business premises over the shorter of five years or the lease term. A majority of our leases have a five-year term. We estimate the useful lives of our other property and equipment at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological and other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we may shorten the useful lives assigned to these assets as appropriate, which will result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives and salvage values in 2008, 2009 and 2010.
Impairment of Long-Lived Assets
We evaluate long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to the estimated undiscounted future cash flow expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. We did not recognize any impairment charges on our long-lived assets in 2008 and 2009. We recognized impairment losses of RMB3.4 million (US$0.5 million) in 2010 with respect to leasehold improvements and store fixtures of certain loss-making stores.
Impairment of Goodwill
Our goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations. We evaluate goodwill at least annually for impairment, and more frequently if events and circumstances indicate that it might be impaired. We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. The first step of the impairment test involves comparing the fair value of our reporting unit with the reporting unit’s carrying amount, including goodwill. Next, if the carrying amount of the reporting unit exceeds its fair value, we then recognize an impairment loss for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. We determine the implied fair value by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB ASC Topic 805, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. We did not recognize any goodwill impairment loss in 2008, 2009 or 2010.

Inventories
Our inventories are stated at the lower of cost, determined under the weighted average cost method, or market value. Our inventories are not subject to significant risk of obsolescence. We manage our inventory level based on historical sales trends, forecasted customer demand and lead time in supplier delivery. We identify inventories of medicine products which have remaining shelf life of six months or less, which under the terms of our purchase agreements, may be returned to the suppliers in exchange for new batches of products. Our inventory write-downs due to shrinkage losses and damaged merchandise in 2008, 2009 and 2010 were RMB13.5 million, RMB8.7 million and RMB9.4 million (US$1.4 million), respectively.
Results of Operations
The following table sets forth a summary of our statements of income for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2008		2009		2010
		% of		% of			% of
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue
	(In thousands, except percentages and per share data)

Revenue	2,396,642	100.0%	2,217,613	100.0%	2,356,604	357,061	100.0%

Cost of goods sold	(1,257,752)	(52.5)	(1,143,398)	(51.6)	(1,192,665)	(180,707)	(50.6)

Gross profit	1,138,890	47.5	1,074,215	48.4	1,163,939	176,354	49.4
Operating expenses:

Sales, marketing and other operating expenses (1)	(898,019)	(37.5)	(858,072)	(38.7)	(985,510)	(149,319)	(41.8)

General and administrative expenses (2)	(99,495)	(4.2)	(105,652)	(4.8)	(128,196)	(19,424)	(5.4)
Impairment losses of property and equipment	—	—	—	—	(3,423)	(519)	(0.1)

Other expense(3)	—	—	—	—	(25,540)	(3,870)	(1.1)

Income from operations	141,376	5.9	110,491	5.0	21,270	3,222	0.9
Net interest income(4)	121,557	5.1	72,828	3.3	22,723	3,443	1.0
Dividend income from cost method investments	1,116	0.1	3,776	0.2	3,028	459	0.1
Equity in income of an equity method investee	—	—	5,128	0.2	5,808	880	0.2
Other income	113	—	8,927	0.4	—	—	—
Income tax expense	(64,922)	(2.7)	(61,174)	(2.8)	(36,321)	(5,503)	(1.5)
Net income attributable to noncontrolling interest	(6,494)	(0.3)	—	—	—	—	—

Net income attributable to China Nepstar Chain Drugstore Ltd.	192,746	8.1%	139,976	6.3%	16,508	2,501	0.7%

Earnings per ordinary share
Basic	0.90		0.67		0.08	0.01
Diluted	0.88		0.66		0.08	0.01

(1)
Sales, marketing and other operating expenses included share-based compensation expenses of RMB1.8 million in 2007, RMB0.5 million in 2008, approximately RMB73,000 in 2009 and approximately RMB18,000 (US$2,727) in 2010.

(2)
General and administrative expenses included share-based compensation expenses of RMB6.9 million in 2007, RMB3.7 million in 2008, RMB2.9 million in 2009 and approximately RMB5.8 million (US$0.9 million) in 2010.

(3)
Other expense in 2010 consists of a one-time non-recurring penalty of RMB25.5 million (US$3.9 million), which SAFE assessed against us for failing to comply with relevant procedures, citing that the purposes for the conversion of net proceeds from our initial public offering as stated at the time of conversion were not entirely consistent with our subsequent use of such proceeds. We fully paid the penalty in July 2010.

(4)	Net interest income includes “interest income” and “interest expense” set forth in our consolidated financial statements included elsewhere in this annual report.

Comparison of Years Ended December 31, 2009 and December 31, 2010
Revenue. Our revenue was RMB2,356.6 million (US$357.1 million) in 2010 compared to RMB2,217.6 million in 2009. This increase in revenue was principally the result of the increase in the number of our stores from 2,479 in 2009 to 2,547 in 2010 as well as an increase of approximately 2.0% in same store sales in 2010 compared to 2009, due to our strategic expansion of convenience product offerings. The average daily revenue per store for stores opened prior to December 31, 2008 increased from RMB2,649 in 2009 to RMB2,701 (US$409.2) in 2010. The increase was mainly due to a series of measures we undertook beginning in the second quarter of 2010, including expanding product offerings, adjusting price ranges, streamlining store operations and enhancing marketing campaigns. Sales of OTC drugs accounted for 36.9% and 36.8% of our revenue in 2009 and 2010, respectively; sales of prescription drugs accounted for 23.2% and 21.4% of our revenue in 2009 and 2010, respectively; and sales of nutritional supplements accounted for 20.6% and 19.2% of our revenue in 2009 and 2010, respectively.
Gross Profit. Our gross profit was RMB1,163.9 million (US$176.4 million) in 2010 compared to RMB1,074.2 million in 2009. Our gross margin was 49.4% in 2010 compared to 48.4% in 2009. The increase in gross margin was primarily due to adjustment of our product mix as we further refine our product selection to include a greater percentage of high gross margin products, such as centrally procured products and private label products. We expect our gross margin to stabilize or to decline slightly in the near term as we continue to focus on increasing customer visits to our stores through more competitive pricing and through increasing our offerings of non-pharmaceutical products, which is expected to generate lower gross margins compared to pharmaceutical products.
Operating Expenses. Our operating expenses were RMB1,142.7 million (US$173.1 million) in 2010 as compared to RMB963.7 million in 2009. Operating expenses as a percentage of our revenue was 48.5% in 2010 compared to 43.5% in 2009.
•
Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 14.8% to RMB985.5 million (US$149.3 million) in 2010 from RMB858.1 million in 2009. This increase was primarily due to increased salaries in connection with increased headcount, minimum wage adjustments and higher rental costs in the inflationary property-for-rent market. Sales, marketing and other operating expenses as a percentage of our revenue was 41.8% in 2010 compared to 38.7% in 2009. We expect our sales, marketing and other operation expenses will continue to grow as we continue to expand our store network.

•
General and Administrative Expenses. Our general and administrative expenses increased by 21.4% to RMB128.2 million (US$19.4 million) in 2010 from RMB105.6 million in 2009. The increase was primarily due to salary raises for middle and senior management personnel mainly at the branch level. General and administrative expenses as a percentage of our revenue was 5.4% in 2010 compared to 4.8% in 2009.

•
Impairment Losses. In 2010, we recognized impairment losses of RMB3.4 million (US$0.5 million) with respect to leasehold improvements and store fixtures of certain loss-making stores. We did not recognize any impairment losses for property and equipment in 2009.

•
Other Expense. In 2010, SAFE assessed a one-time non-recurring penalty of RMB25.5 million (US$3.9 million) against us for failing to comply with relevant procedures, citing that the purposes for the conversion of net proceeds from our initial public offering as stated at the time of conversion were not entirely consistent with our subsequent use of such proceeds. We fully paid the penalty in July 2010.

Income from Operations. As a result of the foregoing, our income from operations was RMB21.3 million (US$3.2 million) in 2010 compared to RMB110.5 million in 2009. Our operating margin was 0.9% in 2010 compared to 5.0% in 2009.

Net Interest Income. Our net interest income decreased significantly to RMB22.7 million (US$3.4 million) in 2010 from RMB72.8 million in 2009. This decrease was principally a result of the decrease in cash, cash equivalents, bank deposits and held-to-maturity securities resulting from our payment of cash dividends, as well as lowered interest rates. We paid a cash dividend of US$0.28 per ADS on or around May 3, 2010 to shareholders of record as of the close of business on April 2, 2010.
Dividend Income from Cost Method Investments. Dividends received from our investments in companies accounted for under the cost method were RMB3.0 million (US$0.5 million) in 2010 as compared to RMB3.8 million in 2009.
Income Tax Expense. Our income tax expense decreased to RMB36.3 million (US$5.5 million) in 2010 from RMB61.2 million in 2009. Our effective tax rate increased from 30.4% in 2009 to 68.8% in 2010. The increase in our effective tax rate was primarily due to the increased valuation allowance recorded against deferred tax assets for tax loss carry-forwards, an increase in non-deductible rental expenses and the non-deductible penalty imposed by SAFE.
Net Income. As a result of the foregoing, our net income was RMB16.5 million (US$2.5 million) in 2010 compared with RMB140.0 million in 2009.
Comparison of Years Ended December 31, 2008 and December 31, 2009
Revenue. Our revenue was RMB2,217.6 million in 2009 compared to RMB2,396.6 million in 2008. This decrease in revenue was principally the result of the deconsolidation of the financial results of JZJ from China Nepstar in 2009, as compared to revenue contribution from JZJ of RMB383.0 million in 2008. Without taking into account the revenue contribution from JZJ in 2008, our revenue increased by 10.1% in 2009, which was primarily due to higher sales of products we carry as a result of the continued increase in the number of our stores. The increase was also due to revenue growth from our existing stores that had been in operation for at least 12 months. The number of our directly operated stores was 2,479 as of December 31, 2009 as compared to 2,709 as of December 31, 2008 (which included 355 stores operated by JZJ). For our stores that had been opened prior to December 31, 2007, the average daily revenue per store increased from RMB2,423 in 2008 (RMB2,867 without taking into account the 355 stores operated by JZJ) to RMB2,941 in 2009. The increase was mainly due to a series of measures we undertook beginning in the second quarter of 2009, including expanding product offerings, adjusting price ranges, streamlining store operations and enhancing marketing campaigns as well as increased demand for our products resulting from the H1N1 pandemic. Sales of OTC drugs accounted for 36.1% and 36.9% of our revenue in 2008 and 2009, respectively, sales of prescription drugs accounted for 21.5% and 23.2% of our revenue in 2008 and 2009, respectively, and sales of nutritional supplements accounted for 20.2% and 20.6% of our revenue in 2008 and 2009, respectively.
Gross Profit. Our gross profit was RMB1,074.2 million in 2009 compared to 1,138.9 million in 2008. Our gross margin was 48.4% in 2009 compared to 47.5% in 2008. The increase in gross margin was primarily due to the deconsolidation of JZJ’s financial results in 2009, as stores operated by JZJ generally have lower gross margins than our other stores due to lower product procurement quantity by JZJ as compare to our other stores. JZJ’s gross profit was RMB116.9 million in 2008, and without taking into account JZJ’s financial results in 2008, our gross margin decreased from 50.8% in 2008 to 48.4% in 2009. This decrease was primarily due to the expansion of the breadth of our product offerings, more proactive marketing approach to maintain competitiveness and the implementation of price ceilings on drugs on the Essential Drugs and Reimbursement Lists by the NDRC in October 2009, which was partially offset by our further refined product selection, with higher percentage of high gross margin products, such as private label products, as well as better pricing terms from suppliers as result of our continued centralization of procurement and increased economies of scale realized by our larger network of stores. We expect our gross margin to stabilize or to decline slightly in the near term as we continue to focus on increasing our stores’ customer visits through more competitive pricing and through increasing our offerings of non-pharmaceutical products, which is expected to generate lower gross margins compared to pharmaceutical products.

Operating Expenses. Our operating expenses were RMB963.7 million in 2009 as compared to RMB997.5 million in 2008. Operating expenses as a percentage of our revenue was 43.5% in 2009 compared to 41.6% in 2008. JZJ’s operating expenses were RMB103.7 million, and, without taking into account JZJ’s financial results in 2008, our operating expenses as a percentage of our revenue was 44.4% in 2008.
•
Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses were RMB858.1 million in 2009 as compared to RMB898.0 million in 2008. This decrease was primarily due to the deconsolidation of JZJ’s financial results in 2009, which was partially offset by increased salaries and bonus payments in connection with increased headcount as a result of our continued expansion and increased rental expenses related to store expansion. Sales, marketing and other operating expenses as a percentage of our revenue was 38.7% in 2009 compared to 37.5% in 2008. JZJ’s sales and marketing and other operating expenses were RMB99.6 million in 2008, and without taking into account JZJ’s financial results, our sales, marketing and other operating expenses increased in absolute amount from 2008 to 2009 but decreased as a percentage of our revenue to 38.7% from 39.6% in 2008. This decrease as a percentage of our revenue was mainly due to the implementation of stringent cost control measures and efficiency enhancement, such as closure of some non-performing stores and streamlining staff allocation of our stores, which was partially offset by the hiring of additional staff associated with new store openings and increased rental expenses. In 2009, we experienced an approximately 10.0% increase in average rental expense for the 303 existing stores upon renewal of their existing leases in 2009. We expect our sales, marketing and other operation expenses will continue to grow as we continue to expand our store network.

•
General and Administrative Expenses. Our general and administrative expenses increased by 6.2% to RMB105.6 million in 2009 from RMB99.5 million in 2008. The increase was primarily due to additional hiring of middle and senior management. General and administrative expenses as a percentage of our revenue was 4.8% in 2009 compared to 4.2% in 2008. JZJ’s general and administrative expenses were RMB4.1 million in 2008, and without taking into account JZJ’s financial results in 2008, our general and administrative expenses as a percentage of revenue was 4.7% in 2008.

Income from Operations. As a result of the foregoing, our income from operations was RMB110.5 million in 2009 compared to RMB141.4 million in 2008. Our operating margin was 5.0% in 2009 compared to 5.9% in 2008. Income from operations contributed by JZJ in 2008 was RMB13.2 million and without taking into account JZJ’s financial results in 2008, our operating margin was 6.4% in 2008.
Net Interest Income. Our net interest income decreased significantly to RMB72.8 million in 2009 from RMB121.6 million in 2008. This decrease was principally a result of the decrease in our cash, cash equivalents, bank deposits and held-to-maturity investment securities resulting from our payment of cash dividends and, to a lesser extent, the low interest rate environment prevailing during this period. In 2008, we deposited a significant amount of the net proceeds from our initial public offering with various domestic PRC banks that offered guarantee of principal amounts and higher returns compared to ordinary bank deposits. These investments are accounted for as held-to-maturity investment securities in our financial statements. The average balance of our cash in interest-bearing savings accounts decreased to RMB1,031.9 million in 2009 from RMB1,783.4 million in 2008. We paid a cash dividend of US$0.35 per ADS on or around May 18, 2009 to shareholders of record as of the close of business on April 16, 2009, and special cash dividend of US$1.50 per ADS on or around December 31, 2009 to shareholders of record as of the close of business on September 25, 2009. The decrease in our net interest income was also due to an interest expense in 2009 of RMB2.5 million related to short-term bank loans obtained in November 2009. We did not have any interest expenses in 2008.
Dividend Income from Cost Method Investments. Dividends received from our investments in companies accounted for under the cost method increased to RMB3.8 million in 2009 compared to RMB1.1 million in 2008 as a result of additional dividends received from our investments.
Income Tax Expense. Our income tax expense decreased to RMB61.2 million in 2009 from RMB64.9 million in 2008. Our effective tax rate increased from 24.6% in 2008 to 30.4% in 2009. The increase in our effective tax rate was primarily due to higher tax rates that certain of our subsidiaries became subject to under the new PRC corporate income tax law, as well as the RMB7.2 million deferred tax liability recognized as a result of the deconsolidation of JZJ’s financial results in connection with the termination of our voting rights agreement with respect to JZJ in January 2009.

Net Income Attributable to Noncontrolling Interest. Our net income attributable to noncontrolling interest decreased to nil in 2009 from RMB6.5 million in 2008, as a result of the deconsolidation of JZJ from our financial results following the termination of our voting rights agreement with respect to JZJ in January 2009.
Net Income. As a result of the foregoing, our net income was RMB140.0 million in 2009 compared with RMB192.7 million in 2008.
B. Liquidity and Capital Resources
Liquidity and Capital Resources
The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	66,269	295,280	110,685	16,770
Net cash (used in) / provided by investing activities	(1,671,009)	652,720	769,544	116,598
Net cash used in financing activities	(206,955)	(814,891)	(736,367)	(111,571)
Net increase / (decrease) in cash	(1,816,027)	133,128	140,784	21,331
Cash and cash equivalents at end of the year	352,884	486,012	626,796	94,969
In 2008, 2009 and 2010, we were able to finance a significant portion of our operations and capital investments from our cash flows from operations. As of December 31, 2010, we had RMB626.8 million (US$95.0 million) in cash and cash equivalents. In addition, we deposited significant amount of proceeds from our initial public offering with various domestic banks, enrolling in their various wealth management programs, which guarantee principal amounts and provide higher returns compared to ordinary bank deposits. Such deposits were carried as held-to-maturity investment securities in our financial statements and matured in 2010. As of December 31, 2010, no held-to-maturity securities were left on our balance sheet. As of December 31, 2010, we had RMB626.8 million (US$95.0 million) in cash and cash equivalents. As of December 31, 2010, our total cash, cash equivalents and bank deposits amounted to RMB1,139.8 million (US$172.7 million) and our restricted cash amounted to RMB5.0 million (US$0.8 million). As of December 31, 2010, we had no short-term bank loan balances, as all outstanding short-term bank loans were repaid in 2010.
We expect to continue to generate positive operating cash flow in 2011. We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.
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

Operating Activities
Net cash provided by operating activities was RMB110.7 million (US$16.8 million) in 2010 compared to RMB295.3 million in 2009. Net cash provided by operating activities in 2010 was lower by comparison to 2009 primarily as a result of our payment of a one-time penalty imposed by SAFE of approximately RMB25.5 million (US$3.9 million), as well as slower inventory turnover and build-up of inventory due to the change in our merchandising strategy.
Net cash provided by operating activities was RMB295.3 million in 2009 compared to RMB66.3 million in 2008. Net cash provided by operating activities in 2009 was higher by comparison to 2008 primarily as a result of significant prepayments for purchase of merchandise paid to related parties in the second quarter of 2008 and higher payment of prepaid expenses, deposits and other current assets in 2008. The increase was also due to the utilization in 2009 of unused portions of the prepayment made in 2008 as well as improved management of accounts payable.
Investing Activities
Net cash provided by investing activities was RMB769.5 million (US$116.6 million) in 2010 compared to net cash used in investing activities of RMB652.7 million in 2009, primarily as a result of an increase in proceeds from maturity of time deposits.
Net cash provided by investing activities was RMB652.7 million in 2009 compared to net cash used in investing activities of RMB1,671.0 million in 2008, primarily as the result of fewer new store openings and fewer acquisitions in 2009 compared to 2008.
Financing Activities
Net cash used in financing activities was RMB736.4 million (US$111.6 million) in 2010, which primarily consisted of repayment of our short-term bank loans totaling RMB470.0 million (US$71.2 million) and dividend payments in 2010 totaling RMB239.9 million (US$36.4 million).
Net cash used in financing activities was RMB814.9 million in 2009, which mainly consisted of dividends payments declared in March 2009 and August 2009 totaling RMB1,281.1 million, which was partially offset by an increase of RMB470.0 million in short-term bank loans.
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
Capital Expenditures
In 2008, 2009 and 2010, our capital expenditures totaled RMB187.8 million, RMB81.7 million and RMB58.2 million (US$8.8 million), respectively. In the past, our capital expenditures were used primarily to open drugstores, acquire drugstores through business combinations, set up distribution centers and install and upgrade our integrated information management system. We estimate that our capital expenditures in 2011 will range from approximately RMB31.0 million to RMB63.0 million, which we plan to use to open new stores, remodel existing stores and build new distribution centers in China.

Borrowings
During November 2009, certain financial institutions in the PRC provided us with short-term bank loans in the aggregate amount of RMB410.0 million and credit facilities in the aggregate amount of RMB250.0 million. Time deposits that we had placed with such financial institutions in the amount of RMB500.0 million and RMB250.0 million were pledged as security interests for the short-term bank loan and credit facilities, respectively. The security interests for the short-term bank loans are released upon repayment and the security interests for the credit facilities are released upon the expiration of such facilities, which was three months from the date such credit facilities became available to us. The short-term borrowings were primarily obtained for general working capital purposes, including dividend payments. All outstanding short-term borrowings were repaid in January 2010 and the security deposits were released accordingly. As of December 31, 2010, no short-term borrowings were outstanding.
Inflation
According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.9% in 2008, -0.7% in 2009 and 3.3% in 2010. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.
Recently Issued Accounting Pronouncements
In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements (EITF Issue No. 08 1, “Revenue Arrangements with Multiple Deliverables”). ASU 2009-13 amends FASB ASC Subtopic 605 25, Revenue Recognition — Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We believe the adoption of ASU 2009-13 will not have a significant impact on our financial condition.
In April 2010, the FASB released ASU 2010-13, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in which the Underlying Equity Security Trades, a consensus of the FASB Emerging Issues Task Force (Issue No. 09-J). The ASU 2010-13 amends FASB ASC Topic 718, to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the equity securities trades should be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify an award with such a feature as a liability if otherwise qualifies as equity. The amendments in the ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. We believe the adoption of ASU 2010-13 will not have a significant impact on our financial condition, results of operations or cash flows.
C. Research and Development
We have not made, and do not expect to make significant expenditures on research and development.

Intellectual Property
Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. Our company’s name, Nepstar, means “Neptunus & Star” in Chinese. The trademark “Neptunus,” or “Haiwang,” is owned by the Neptunus Group, and we have obtained the non-exclusive right to use “Neptunus” for free so long as the trademark is valid through a licensing agreement with the Neptunus Group. The “Haiwang” trademark was designated as a “China Well-Known Trademark” by the SAIC in 2004, and the Neptunus Group may apply to the relevant administrative authority for an injunction prohibiting a third party’s use of the “Haiwang” name as well as to compel the third party to cancel any other registration of the “Haiwang” name under certain circumstances. In addition, we have registered four trademarks in China, and are in the process of applying for five additional trademarks. Our trademarks include the Chinese characters for “Star” and related logos.
In addition to “Neptunus,” we have also obtained rights to use an aggregate of 518 additional trademarks, including 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use, and 19 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2010, we have developed 1,770 private label products with these licensed trademarks.
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
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to the date of this annual report that are reasonably likely to have a material effect on our revenue, net income, profitability, liquidity or capital resources, or that would caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2010:

	Payment due by period
	Less Than			More Than
Contractual Obligations	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(In thousands of RMB)
Operating lease commitments	224,317	387,505	125,309	21,660	758,791

Total	224,317	387,505	125,309	21,660	758,791
G. Safe Harbor
This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
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
This annual report also contains data related to the pharmaceutical market in China, and we have derived such data from China Drugstore magazine. These market data include projections that are based on a number of assumptions. Unlike in the United States, there are limited authoritative data in China on the pharmaceutical market, particularly on a nationwide basis. In addition, any data that is available may not be current. Moreover, the pharmaceutical retail market in China may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business, financial condition, results of operations and the market price of our ADSs. In addition, the rapidly changing nature of the pharmaceutical market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. Further, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Simin Zhang	49	Chairman of the Board of Directors
Barry J. Buttifant	66	Independent Director (1)(2)(3)
Stephanie Hui	38	Director
Alistair Eric MacCallum Laband	59	Independent Director (1)(2)(3)
Gary Siu Kwan Sik	43	Independent Director (1)(2)(3)
Jason (Xinghua) Wu	36	Chief Executive Officer
Zixin Shao	42	Chief Financial Officer
Fuxiang Zhang	38	Chief Operating Officer

(1)	Members of the audit committee

(2)	Members of the compensation committee

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

Barry J. Buttifant has been a director of our company since November 2007. He is a member of our audit committee, compensation committee, corporate governance and nominating committee. He is an independent non-executive director of Daiwa Associate Holdings Limited and Giordano International Limited, and a non-executive director of Hsin Chong Construction Group Ltd., or HCCG, and Synergis Holdings Limited, or Synergis, all of which are publicly listed companies in Hong Kong. Mr. Buttifant also serves as a non-executive director of Global-Tech Advanced Innovations Inc., a NASDAQ listed company. Mr. Buttifant is currently an executive director and group chief executive officer of IDT International Limited. In October 2009, Mr. Buttifant rejoined Mission Hills Group, or MHG, as a Director — Corporate Finance, and prior to this appointment, he had been a consultant to the MHG since December 2008. Prior to joining MHG, he served as a Principal to KLC Kennic Lui & Company, or KLC, a professional accounting firm and Managing Director of KLC Transactions Limited. Prior joining KLC, Mr. Buttifant was the Executive Director — Finance of the MHG from February 2008 till November 2008. Since December 2004, he was the managing director of Hsin Chong International Holdings Limited, a controlling shareholder of HCCG (which was acquired by MHG in November 2007) and Synergis (which was acquired by HCCG in September 2008). Mr. Buttifant was also an alternate director to both HCCG and Synergis. Mr. Buttifant was an operating partner of Barings Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited, or WKH, from 2001 to 2002 and was the advisor to the board of directors of WKH from November 2002 to April 2004. Prior to joining WKH, he was the managing director of IDT International Limited for over eight years and had worked for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in the capacity of finance director and managing director. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants, the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors.
Stephanie Hui has served as a director of our company since October 2004. She is a managing director of Goldman Sachs (Asia) L.L.C. Ms. Hui was with Goldman Sachs & Co. in New York from 1995 to 1997 and Goldman Sachs (Asia) L.L.C. in 1998. Ms. Hui rejoined Goldman Sachs (Asia) L.L.C. in 2000 after obtaining an MBA degree from Harvard Business School in 2000. Ms. Hui received a bachelor’s degree in biology from Harvard University in 1995. Ms. Hui currently serves on the board of directors of NVC Lighting Holding Ltd. and Shenzhen Hepalink Pharmaceutical Co., Ltd.
Alistair Eric MacCallum Laband has been a director of our company since November 2007. Mr. Laband is a member of our audit committee, our compensation committee and corporate governance and nominating committee. From November 2008 until the end of March 2011 Mr. Laband was a financial consultant to CITIC Pacific Ltd., a company listed on the Hong Kong Stock Exchange. From 2003 to June 2007, he was a partner of PricewaterhouseCoopers, or PwC, Hong Kong/China and until March 2007, secretary of the PwC Asia Region Board. From 2001 to 2002, he was a partner in charge of the Company Secretarial Services Group of PwC’s Hong Kong office. From 1997 to 2001, he was finance/operations partner and a management board member of the Hong Kong office of Price Waterhouse, or PW, and subsequently, the Hong Kong office of PwC. From 1997 to 1998, he was also in charge of the company secretarial and legal services group of PW’s Hong Kong office. Mr. Laband obtained a bachelor’s degree in law from the University of Cambridge in 1973 and a diploma in accountancy from the University of Strathclyde in 1976. Mr. Laband is a Chartered Accountant of the Institute of Chartered Accountants of Scotland and a Fellow of the Institute of Certified Public Accountants of Hong Kong.
Gary Siu Kwan Sik has been a director of our company since November 2007. Mr. Sik is a member of our audit committee and our compensation committee. Mr. Sik has more than 20 years of experience in investment banking and finance. He has held senior positions with a number of major international investment banks, as well as the Hong Kong operations of the securities and investment banking division of a state-owned PRC bank, responsible for business development and regional business operations. Mr. Sik achieved his bachelor’s degree in engineering science and master’s degree in arts from Oxford University in 1989 and 2006, respectively. Mr. Sik is a member of The Institute of Chartered Accountants in England and Wales and a fellow member of Hong Kong Institute of Certified Public Accountants. He is an independent non-executive director of China Glass Holdings Limited, a company listed on the Stock Exchange of Hong Kong Limited. Mr. Sik is also an independent non-executive director of Simcere Pharmaceutical Group, a company listed on the New York Stock Exchange that manufactures and supplies branded generic pharmaceutical products for the China market.
Jason (Xinghua) Wu was appointed as our chief executive officer in March 2011. Mr. Wu joined our company in July 2008. He has served in various positions within our company, as the vice general manager of our Guangzhou branch, the regional general manager in charge of our North China Region and promoted to vice president of operations in March 2009. He was appointed as our chief operating officer in June 2009 and as our acting chief executive officer in June 2010. Before joining our company, Mr. Wu held senior management positions at various consumer goods companies. From 2002 to early 2008, he was the CEO of Yiming Group, a private company specializing in food distribution, nutrient manufacturing, and convenience store operations. Prior to joining Yiming Group, Mr. Wu served as the divisional marketing director of Four Seas Group, a food manufacturing, trading and distribution company. Mr. Wu received his master’s degree in management from the Northeastern University of China in 1999.

Mr. Zixin Shao was appointed by our board of directors as our chief financial officer in November 2010. Mr. Shao joined our company in 2003 and has served as financial controller for our company since then. Prior to joining our company, he worked as a director, vice general manager and chief financial officer in China Resources Supermarket (Suzhou) Co., Ltd. from 1999 to 2001. From 1992 to 2002, he also held financial management position at China Resources Supermarket (HK) Co., Ltd. Mr. Shao received a bachelor’s degree in accounting from the University of International Business and Economics in China in 1992. Mr. Shao is a PRC certified accountant.
Mr. Fuxiang Zhang was appointed by our board of directors as our chief operating officer in March 2011. Mr. Zhang joined our company in 1997 and has been our vice president since 2006. From 2003 to 2006, Mr. Zhang served as the general manager of Shenzhen Nepstar Group Co., Ltd., one of our regional Nepstar companies. From 1999 to 2003, he was the vice general manager and then promoted to general manager of Nepstar Dalian. Mr. Zhang received a bachelor’s degree in international economics in 1997 and a master’s degree in industrial engineering in 2010 from the Harbin Institute of Technology.
The address of our directors and executive officers is c/o China Nepstar Chain Drugstore Ltd., 6th Floor, Tower B, Xinnengyuan Building, Nanhai Road, Nanshan District, Shenzhen, Guangdong Province 518054, People’s Republic of China. No family relationship exists between any of our directors and executive officers.
B. Compensation of Directors and Executive Officers
Cash Compensation
In 2010, the aggregate cash compensation to our executive officers, including all the directors, was RMB4.0 million (US$0.6 million). For options granted to officers and directors, see "— Pre-IPO Share Option Scheme” and “— 2007 Share Incentive Plan.”
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
Duration and Administration. Subject to earlier termination, our Pre-IPO Share Option Scheme was valid and effective until the day immediately prior to the listing date. Thereafter, no further options may be granted under the scheme, but the scheme will remain in full force with respect to the options granted before the listing date. Our Pre-IPO Share Option Scheme is administered by our board of directors. Subject to the terms of the scheme, our board of directors has the right to interpret the scheme, determine the persons who will be awarded options under the scheme and the number of shares to be issued under the scheme, to make such appropriate and equitable adjustments to the terms of options granted under the scheme, and to make any other decisions, determinations or regulations that it deems appropriate for the administration of the scheme. Our board of directors will determine the provisions, terms and conditions of each option in accordance with the scheme, including, but not limited to, the exercise price for an option, vesting schedule of options, forfeiture provisions, form of payment of exercise price and other applicable terms.

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
Our board of directors and shareholders authorized the issuance of up to 8,680,000 ordinary shares upon exercise of options granted under our Pre-IPO Share Option Scheme. On August 30, 2005, we granted options to purchase 1,000,000 ordinary shares to 296 of our staff, including senior management, key employees and other employees, with an exercise price of US$0.075 per share. On March 20, 2006, we granted options to purchase 6,680,000 ordinary shares to 456 of our staff, including senior management, key employees and other employees, with an exercise price of US$0.75 per share. On September 1, 2006, we granted options to purchase 1,000,000 ordinary shares to an executive officer with an exercise price of US$0.75 per share. The Pre-IPO Share Option Scheme terminated after the completion of our initial public offering in November 2007. As of December 31, 2010, all of the ordinary share options granted under the Pre-IPO Share Option Scheme have been vested.
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
On November 9, 2007, we granted 200,000 shares options with a grant date fair value of approximately US$2.86 per option or US$0.6 million (RMB4.3 million) in the aggregate, to four newly appointed independent directors. The exercise price of such options is US$8.10 per share, which was equal to the initial public offering price of our ordinary shares. The share options vest and become exercisable in three equal annual installments on the first, second and third of the anniversaries of the date of grant, and expire on the tenth anniversary of the date of grant.
On January 5, 2009, we granted 600,000 options with a grant date fair value of approximately US$0.78 per option or RMB3.2 million in aggregate, to our chief financial officer at the time, William Weili Dai. The exercise price of such options is US$2.40 per share. The share options vest and become exercisable in three equal annual installments on the first, second and third of the anniversaries of the date of grant, and expire on the tenth anniversary of the date of grant. On January 5, 2010, we granted another 200,000 options with a grant day fair value of approximately US$0.92 per option to Mr. Dai. The exercise price of such options is US$3.725 per share. The options vest and become exercisable on January 5, 2013, and expire on the tenth anniversary of the date of grant. Upon Mr. Dai’s resignation in November, 2010, 600,000 of the share options granted to him were forfeited.
On January 5, 2010, we granted an aggregate of 800,000 options with a grant day fair value of approximately US$0.91 per option to Jason Xinghua Wu, our chief executive officer. The exercise price of such options is US$3.725 per share. The options vest and become exercisable in four equal annual installments on the first, second, third and fourth of the anniversaries of the date of grant, and expire on the tenth anniversary of the date of grant.
On March 2, 2010, we granted an aggregate of 150,000 fully vested ordinary shares to our three current independent directors, and 50,000 non-vested ordinary shares to Jason Xinghua Wu, our chief executive officer. The grant of the fully vested ordinary shares to our independent directors was made in exchange for their forfeiture of 150,000 options granted in November 2007. The non-vested ordinary shares granted to Mr. Wu will vest in five equal installments on each of the first, second, third, fourth and fifth quarters after the date of grant.
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
D. Employees
We had 17,188, 16,015 and 15,974 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth the number of our employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2010:

	As of December 31, 2010
	Employees	Percentage of Total

Non-pharmacist store staff	9,435	59.1%
Pharmacists	4,493	28.1
Management	1,283	8.0
Logistics	763	4.8

Total	15,974	100.0%

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
We are required under PRC law to make contributions to our employee benefit plans including pension, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Our contributions are made based on salaries, bonuses and certain allowances of our employees, in amounts within a range specified by the respective local government authorities where we operate our businesses. The total amount of contributions we incurred for these employee benefit plans in 2008, 2009 and 2010, was RMB30.1 million, RMB28.7 million and RMB31.3 million (US$4.7 million), respectively.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2011 by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Simin Zhang(2)	107,000,000	51.5
Barry J. Buttifant	—	—
Alistair Eric MacCallum Laband	*	*
Gary Siu Kwan Sik	*	*
Stephanie Hui(3)	50,000,000	24.1
Jason (Xinghua) Wu	*	*
Zixin Shao	—	—
Fuxiang Zhang	—	—
Principal Shareholders
China Neptunus Drugstore Holding Ltd.	107,000,000	51.5
GS Funds(4)	50,000,000	24.1

*	Beneficially own less than 1.0% of our outstanding ordinary shares.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. Percentage of beneficial ownership of each listed person is based on 207,833,992 ordinary shares outstanding as of March 31, 2011.

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

For details of the options granted to our directors and executive officers, including the title and amount of securities covered by the options, the exercise price, the purchase price and the expiration date of the options, see “—B. Compensation of Directors and Executive Officers—2007 Share Incentive Plan.”
None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2011, of the 207,833,992 issued and outstanding ordinary shares, 51,514,630 ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary of our ADSs. Approximately 24.8% of our ordinary shares, representing our ordinary shares held by the depositary, were held in the United States.

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
Transactions with Companies in Which a Major Shareholder Had Equity Interests
Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, Neptunus BVI, is the chairman of the board of directors and the controlling person of the Neptunus Group. In 2008, 2009 and 2010, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB130.4 million, RMB89.6 million and RMB121.4 million (US$18.4 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB1.0 million, RMB3.9 million and RMB3.2 million (US$0.5 million), respectively. In connection with our purchases from Neptunus and its affiliates, we prepaid RMB132.9 million in April 2008 to the Neptunus Group. These prepayments were made in exchange for an 8% to 10% discount of procurement value on more than 100 types of national branded products procured from several companies under the Neptunus Group, namely Shandong Neptunus Galaxy Medicine Co. Ltd. and Shenzhen Neptunus Changjian Pharmaceutical Co. Ltd. and its affiliates. Mr. Zhang agreed to indemnify us against any damages incurred by us as a result of a breach of contract by the Neptunus Group. During 2008, 2009 and 2010, we purchased merchandise totaling RMB62.6 million, RMB32.2 million and RMB38.1 million (US$5.8 million) from companies under the Neptunus Group and have fully utilized the prepayments as of December 31, 2010. Other than these prepayments, the payment terms offered by the Neptunus Group for the purchase of merchandise ranged from 60 to 90 days and amounts due from the Neptunus Group were due 90 days from the date of sale. As of December 31, 2010, RMB24.5 million (US$3.7 million) was due to the Neptunus Group in connection with our purchase of merchandise.
As of December 31, 2009 and 2010, the amounts due from Neptunus Group and its affiliates totaled RMB3.9 million and RMB3.2 million (US$0.5 million), respectively, related to the sale of merchandise. As of December 31, 2009 and 2010, amounts related to expenses we paid on behalf of Neptunus Group and its affiliates were RMB3.4 million and RMB7.0 million (US$1.1 million), respectively. The amounts due from Neptunus Group and its affiliates were subsequently settled in February 2011.
In November 2008, we entered into an operating lease arrangement to lease certain property from Neptunus Group and its affiliates. The monthly rent is approximately RMB90,000 and the lease expires in October 2011.
Transactions with an Affiliated Entity of JZJ
We purchased merchandise from Yunnan Jianzhija Medical Ltd., an affiliated entity of our former consolidated subsidiary JZJ, in 2008 totaling RMB279.9 million, which represented 21.4% of our total purchases during this period. We did not purchase any merchandise from Yunnan Jianzhija Medical Ltd. in 2009 and 2010. The payment terms offered by Yunnan Jianzhija Medical Ltd., for the purchase of merchandise ranged from 60 to 90 days. We also sold merchandise to Yunnan Jianzhija Medical Ltd. in 2010 totaling RMB1.6 million (US$0.2 million).

As of December 31, 2009, no amount was due from or to Yunnan Jianzhija Medical Ltd. As of December 31, 2010, RMB1.6 million (US$0.2 million) and RMB0.6 million (US$0.1 million) were due from Yunnan Jianzhija Medical Ltd. in connection with its purchases of merchandise from us and expenses we paid on its behalf, respectively.
Transactions Related to Our Regional PRC Companies
We, through our PRC operating subsidiary, Nepstar Pharmaceutical, have entered into a series of contractual arrangements with Nepstar IT Service, Nepstar Management Consulting, their respective shareholders, the regional Nepstar companies, Fuzhou Nepstar and Nepstar E-Commerce, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Nepstar Pharmaceutical owns a 49.0% equity interest in each of the regional Nepstar companies, including Fuzhou Nepstar, and Nepstar IT Service and Nepstar Management Consulting collectively own the remaining 51.0% equity interest in each of the regional Nepstar companies, including Fuzhou Nepstar. In addition, Nepstar IT Service and Nepstar Management Consulting each own a 50.0% equity interest in Nepstar E-Commerce. Each of these contractual arrangements may only be amended with the approval of our audit committee or another independent body of our board of directors. See “Item 4. Information on the Company — C. Organizational Structure.”
The following is a summary of the material provisions of these arrangements. For more complete information, you should read these agreements in their entirety, which are filed with the SEC.
Loan Agreements
Under applicable PRC law, a company that is not a licensed financial institution is not permitted to extend loans directly to another company in China. As a result, a financial institution, such as a commercial bank, is typically involved in loan arrangements between companies that are not financial institutions by acting as an intermediary, whereby the financial institution receives the funds from the lending company and disburses the funds to the borrowing company. These types of loan arrangements are commonly referred to in China as “entrustment loans.” Through an intermediary bank, Nepstar Pharmaceutical provided interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with loan agreements dated June 13, 2007 in the aggregate principal amounts of RMB10.0 million and RMB26.0 million, respectively. In 2010, Nepstar Pharmaceutical renewed the interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with loan agreements dated June 25, 2010 in the aggregate principal amounts of RMB8.0 million and RMB22.8 million, respectively, and loan agreements dated December 1, 2010 in the aggregate principal amounts of RMB5.9 million and RMB6.3 million, respectively. As consideration for the loans, Nepstar IT Service, Nepstar Management Consulting and their respective shareholders entered into a series of contractual arrangements that allow us to retain, through Nepstar Pharmaceutical, substantially all the economic risks and rewards of the regional Nepstar companies, Fuzhou Nepstar and Nepstar E-Commerce, as well as provide us with effective unilateral control over Nepstar IT Service, Nepstar Management Consulting, the regional Nepstar companies, Fuzhou Nepstar and Nepstar E-Commerce.
Logistics Service and Information Technology Support Agreements
Under the logistics service and information technology support agreements dated May 28, 2007 between Nepstar Pharmaceutical and each of the regional Nepstar companies, the logistics service and information technology support agreement dated August 18, 2009 between Nepstar Pharmaceutical and Fuzhou Nepstar, and the logistics service and information technology support agreement dated May 28, 2010 between Nepstar Pharmaceutical and Nepstar E-Commerce, Nepstar Pharmaceutical will provide logistics services, information technology support and consulting services in exchange for an annual service fee calculated based on the respective Nepstar company’s gross profit for the corresponding year. The term of each logistics service and information technology support agreement is ten years from the effective date thereof, renewable by agreement between the parties. The logistics service and information technology support agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice regarding its decision not to renew the agreements.

Trade Name License Agreements
Under the trade name license agreements dated May 28, 2007 between Nepstar Pharmaceutical and each of the regional Nepstar companies, the trade name license agreement dated August 18, 2009 between Nepstar Pharmaceutical and Fuzhou Nepstar, and the trade name license agreement dated May 28, 2010 between Nepstar Pharmaceutical and Nepstar E-Commerce, Nepstar Pharmaceutical has granted a non-exclusive license to use its trade names and brand names in exchange for an annual license fee calculated based on the respective Nepstar company’s gross profit for the corresponding year. The term of each trade name license agreement is ten years from the date thereof, renewable by agreement between the parties. The trade name license agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice regarding its decision not to renew the agreements.
Supply Agreements
Under the supply agreements dated May 28, 2007 between Nepstar Pharmaceutical and each of the regional Nepstar companies, the supply agreement dated August 18, 2009 between Nepstar Pharmaceutical and Fuzhou Nepstar, and the supply agreement dated May 28, 2010 between Nepstar Pharmaceutical and Nepstar E-Commerce, Nepstar Pharmaceutical is the exclusive supplier of all products sold by each of the respective Nepstar companies and the businesses they operate. The purchase price to be paid by the respective Nepstar company will be determined by Nepstar Pharmaceutical monthly based on the prevailing market conditions. In each month, Nepstar Pharmaceutical will notify the respective Nepstar company of the applicable purchase price for the following month. Nepstar Pharmaceutical also has the right to adjust the purchase price for any current month in its sole discretion. As a result, Nepstar Pharmaceutical has effective control over the price the respective Nepstar company pays for its merchandise. The term of each supply agreement is ten years from the effective date thereof, renewable by agreement between the parties. The supply agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice regarding its decision not to renew the agreements.
Shareholders Agreements
Under the shareholders agreements dated April 28, 2007 among Nepstar Pharmaceutical, Nepstar IT Service and Nepstar Management Consulting with respect to each of the regional Nepstar companies:
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

Equity Pledge Agreements
Under the equity pledge agreement dated June 22, 2007 among Nepstar Pharmaceutical, Liping Zhou and Feng Tu, each of Liping Zhou and Feng Tu has pledged his or her respective equity interest in Nepstar IT Service and Nepstar Management Consulting to Nepstar Pharmaceutical to secure: (i) the obligations of Nepstar IT Service and Nepstar Management Consulting under the loan agreements, and (ii) the obligations of each regional Nepstar company under the logistics service and information technology support agreements, the trade name license agreements and the supply agreements described above. In addition, neither Liping Zhou nor Feng Tu will transfer, sell, pledge, dispose of or create any encumbrance on their respect equity interest in Nepstar IT Service and Nepstar Management Consulting.
Under the equity pledge agreement dated June 22, 2007 among Nepstar Pharmaceutical, Nepstar IT Service and Nepstar Management Consulting, each of Nepstar IT Service and Nepstar Management Consulting has pledged its respective equity interest in each of the regional Nepstar companies to Nepstar Pharmaceutical to secure: (i) the obligations of Nepstar IT Service and Nepstar Management Consulting under the loan agreements; and (ii) the obligations of each regional Nepstar company under the logistics service and information technology support agreements, the trade name license agreements and the supply agreements described above. In addition, neither Nepstar IT Service nor Nepstar Management Consulting may transfer, sell, pledge, dispose of or create any encumbrance on their equity interests in the regional Nepstar companies, or engage in any business or operations other than holding equity interests in the regional Nepstar companies. All amounts received by Nepstar IT Service and Nepstar Management Consulting from the regional Nepstar companies, including dividends and other distributions on equity interests, shall be deemed as security for the loans and be deposited in a designated bank account, payable to Nepstar Pharmaceutical upon its request in respect of the outstanding loans. Without prior consent of Nepstar Pharmaceutical, these amounts may not be distributed.
Under the supplemental agreement dated August 18, 2009 and the supplemental agreement dated May 28, 2010, we amended the equity pledge agreement dated June 22, 2007 among Nepstar Pharmaceutical, Liping Zhou and Feng Tu to include Fuzhou Nepstar and Nepstar E-Commerce, respectively, in the appendix of regional Nepstar companies, in order to secure in accordance with the terms of the equity pledge agreement dated June 22, 2007: (i) the obligations of Nepstar IT Service and Nepstar Management Consulting under the loan agreements; and (ii) the obligations of Fuzhou Nepstar and Nepstar E-Commerce, respectively, under the logistics service and information technology support agreements, the trade name license agreements and the supply agreements described above.
The equity pledge agreements will expire after the regional Nepstar companies, Fuzhou Nepstar, Nepstar E-Commerce, Nepstar IT Service, Nepstar Management Consulting and their respective shareholders, as the case may be, have fully performed their respective obligations under the logistics service and information technology support agreements, the trade name license agreements, the supply agreements and the loan agreements described above.
Equity Incentive Plan
See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers —Pre-IPO Share Option Scheme” and “— 2007 Share Incentive Plan.”
C. Interests of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”
Legal and Administrative Proceedings
We are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.
Dividend Policy
Our board of directors has complete discretion on whether to pay dividends. On March 18, 2008, our board of directors approved a cash dividend on our ordinary share of US$0.12 per ADS. The cash dividend was paid on or around May 10, 2008, to shareholders of record as of the close of business on April 10, 2008. On March 13, 2009, our board of directors approved a cash dividend of US$0.35 per ADS. The cash dividend was paid in May 2009 to shareholders of record as of the close of business on April 16, 2009. On August 24, 2009, our board of directors declared a special cash dividend of US$1.50 per ADS. In November and December 2009, approximately RMB1,038 million (US$152 million) was paid out to shareholders of record as of the close of business on September 25, 2009. On March 3, 2010, our Board of Directors declared a cash dividend of US$0.28 per ADS. The cash dividend was paid on or around May 3, 2010 to shareholders of record as of the close of business on April 2, 2010. On January 18, 2011, our Board of Directors declared a special cash dividend of US$0.30 per ADS. The special dividend is payable to shareholders of record as of the close of business on January 31, 2011.
Our ability to pay dividends depends substantially on the payment of dividends to us by our consolidated PRC entities. In particular, each of our consolidated PRC entities may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to applicable PRC laws, rules and regulations, 10% of after-tax profits of each of our consolidated PRC entities are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. As of December 31, 2010, the accumulated balance of our statutory reserve funds totaled RMB72.1 million (US$10.9 million). Our restricted reserves are not distributable as cash dividends. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Furthermore, if any of our subsidiaries and controlled affiliates incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.
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
ITEM 9. The Offer and Listing
A. Offer and Listing Details
Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.” The table below shows, for the periods indicated, the high and low closing prices on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 15, 2011 was US$3.60 per ADS.

	Market Price Per ADS
	High		Low
2007 (from November 9, 2007)	US$	20.50	US$	15.25
2008		16.50		2.87
2009		7.60		3.47
2010		7.49		2.55
Quarterly Highs and Lows
First quarter 2009		4.92		3.47
Second quarter 2009		5.95		4.07
Third quarter 2009		7.25		4.79
Fourth quarter 2009		7.60		5.95
First quarter 2010		7.49		5.98
Second quarter 2010		7.39		3.03
Third quarter 2010		4.28		2.55
Fourth quarter 2010		5.53		3.27
Monthly Highs and Lows
October 2010		5.08		4.25
November 2010		5.53		3.30
December 2010		3.83		3.27
January 2011		4.65		3.85
February 2011		4.47		3.85
March 2011		4.38		3.52
April 2011 (through April 15)		3.76		3.46
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
Under the Implementing Rules of Measures for the Administration of Individual Foreign Exchange, or the Implementation Rules, issued by the SAFE on January 5, 2007, PRC citizens who are granted shares or share options by an overseas listed company according to its share incentive plan are required, through a qualified PRC agent or the PRC subsidiary of such overseas listed company, to register with the SAFE and complete certain other procedures related to the share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company must be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or PRC option holders, have been subject to the Implementation Rules upon the listing of our ADSs on the New York Stock Exchange. If we or our PRC citizen employees fail to comply with these rules and regulations, we or our PRC option holders may be subject to fines and legal or administrative sanctions.
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
People’s Republic of China Taxation
Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. The CIT Law was enacted on March 16, 2007 and became effective on January 1, 2008. The implementation regulations under the CIT Law issued by the PRC State Council became effective January 1, 2008. Under the CIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and has revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for certain enterprises, whether foreign-invested or domestic, that were registered on or before March 16, 2007 and received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Some enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 have continued to enjoy the lower rate and are gradually transitioning to the new tax rate during the five-year period after the effective date of the CIT Law.
The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, generally at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the CIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if all of the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. As a result, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income.
The CIT Law provides that a maximum income tax rate of 10% is applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income is derived from the operations of our operating subsidiaries located in the PRC. In addition, under the CIT Law, the Notice of the State Administration of Taxation on Overview of Treaty Dividends Withholding Tax Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which was effective on January 1,

2007 in the PRC, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which was issued on October 27, 2009, dividends from our PRC subsidiaries paid to us may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if we are considered as a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. Although we are a Cayman Islands incorporated Company, we are considered as a Hong Kong tax resident as we are primarily managed and controlled in Hong Kong and subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong and may qualify under the Double Taxation Arrangement (Hong Kong). We have determined that we have qualified for the 5% withholding tax rate pursuant to the Double Taxation Arrangement (Hong Kong).
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
For the purpose of this discussion, “U.S. Holders” refer to any holder of our ordinary shares or ADSs that is, for U.S. federal income tax purposes:
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
With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs represented by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not represented by ADSs, currently meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.
Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year.
Under PRC tax law, if the dividends paid by us are deemed to be derived from sources within the PRC, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In that case, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income, but could, in certain circumstances, be general category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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
Passive Foreign Investment Company
Based on the composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2010, although there can be no assurance in this regard. Under the Code, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for any taxable year cannot be determined with certainty until after the close of such taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. In addition, although the law in this regard is unclear, we treat the regional Nepstar companies and Nepstar E-Commerce as being owned by us for U.S. federal income tax purposes, not only because we retain control over their management decisions but also because we retain the economic risks and rewards of these entities. If it were determined, however, that we are not the owner of the regional Nepstar companies and Nepstar E-Commerce for U.S. federal income tax purposes, we would be more likely to be treated as a PFIC for any taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.
In general, we will be a PFIC for any taxable year in which:
•	at least 75% of our gross income for the taxable year is passive income, or
•	at least 50% of the value (determined based on a quarterly average) of our assets held during the taxable year is attributable to assets that produce or are held for the production of passive income.
For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we, directly or indirectly, own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

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

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You generally will be required to file Internal Revenue Service Form 8621 (or any other form subsequently specified by the U.S. Treasury) if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.
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
Alternatively, a U.S. investor can avoid the rules described above with respect to the stock of a PFIC by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

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
U.S. Holders that hold certain foreign financial assets (which may include our ADSs or ordinary shares) are required to report information related to such assets, subject to certain exceptions. You are urged to consult your tax advisor regarding the effect, if any, of this requirement on your ownership and disposition of our ADSs or ordinary shares.
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
We use the Renminbi as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our subsidiaries is the Renminbi. All of our subsidiaries’ transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiaries existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of income. The values of our company’s assets and liabilities are translated into Renminbi using the exchange rate on the balance sheet date. Revenues and expenses of our company are translated at average rates prevailing during the year. Gains and losses resulting from translation of our financial statements from U.S. dollars into Renminbi are recorded in other comprehensive loss within equity. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2010, we had U.S. dollar-denominated bank deposits of US$17.0 million. If there was a further 1.0% appreciation of Renminbi against the U.S. dollar, our cash balance would have been decreased by RMB1.1 million (US$0.2 million), which would have resulted in an increase in the accumulated other comprehensive loss by such amount.
We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure in foreign exchange risk.
Interest Rate Risk
We have not been, nor do we anticipate being, exposed to material risks due to changes in interest rates. Our risk exposure to changes in interest rates relates primarily to the interest income generated by cash deposited in interest-bearing savings accounts. As of December 31, 2010, we had no interest-bearing bank loan balances. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge any interest risk exposure.
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
Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and the New York Stock Exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As set forth in the Deposit Agreement dated November 17, 2007 among us, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of the ADRs, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. In 2010, we received the following reimbursement from the depository:

Category of Reimbursement	Amount (in US$)
Listing fees	—
Investor relations related expenses	133,726.12
Legal fees	192,589.70
Directors and officers’ insurance fees	65,000.00
Others	4,955.79

Total	396,271.61

The depositary further agreed to waive other ADR program-related expenses amounting to US$30,201 associated with the administration of the ADR program in 2010.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None of these events occurred in 2008, 2009 or 2010.
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
In 2010, we used the net proceeds received from our initial public offering as follows:
•	approximately RMB56.2 million (US$8.5 million) to open new stores, renovate existing stores and replace certain equipment;
•	approximately RMB2.0 million (US$0.3 million) for acquisitions;
•	approximately RMB36.6 million (US$5.5 million) for share repurchases; and
•	approximately US$12.6 million for special dividend payments.
As of December 31, 2010, we had total cash, cash equivalents and bank deposits in the amount of RMB1,139.8 million (US$172.7 million) and restricted cash in the amount of RMB5.0 million (US$0.8 million).
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures.
The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed by the Company under the Securities Exchange Act of 1934 (“the Exchange Act”), as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2010 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Attestation Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by KPMG, an independent registered public accounting firm, as stated in their report dated April 20, 2011 appearing herein.
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of China Nepstar Chain Drugstore Ltd.:
We have audited China Nepstar Chain Drugstore Ltd.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Nepstar Chain Drugstore Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, China Nepstar Chain Drugstore Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated April 20, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Hong Kong, China
April 20, 2011
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

	For the Year Ended December 31,
	2008	2009	2010
	(in millions of RMB)
Audit Fees	9.0	7.2	6.5
Audit-related Fees	—	—	—
Tax Fees	—	0.2	0.1
All other Fees(1)	1.5	—	—

(1)	Represents fees billed for internal control advisory services.

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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On August 26, 2008, our board of directors authorized a share repurchase program, under which we may repurchase up to US$40.0 million worth of our issued and outstanding ADSs from the open market from time to time and before December 27, 2009. During the duration of the share repurchase program, we purchased 9,209,400 of our ordinary shares in the form of ADSs for a total purchase price of approximately US$19.3 million. All of the repurchased ordinary shares have been retired. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. We have not made any repurchases under the program after March 2009 and the share repurchase program ended on December 27, 2009. The following table sets forth certain information related to purchases made by us of our ADSs under the program:

				Total number of
				ADSs purchased
	Total			as part of
	number of			publicly	Approximate dollar value of
	ADSs	Average price		announced	ADSs that may yet be purchased
Period	purchased	paid per ADS(1)		program	under the program
		US$	RMB(2)		US$	RMB(2)

September 2008	1,256,100	4.7113	32.1585	1,256,100	34,082,195.17	232,641,656.01
October 2008	1,347,200	4.2716	29.1573	2,603,300	28,327,533.05	193,360,907.85
November 2008	1,169,400	3.4737	23.7112	3,722,700	24,265,368.49	165,632,978.78
December 2008	267,800	3.7970	25.9182	4,040,500	23,248,522.25	158,692,088.03
January 2009	104,400	3.9579	27.0162	4,144,900	22,835,318.58	155,871,601.10
February 2009	257,800	3.9108	26.6947	4,402,700	21,827,115.74	148,989,708.33
March 2009	202,000	3.8743	26.4457	4,604,700	21,044,503.42	143,647,675.89

(1)	The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)	The translations of U.S. dollar amounts into Renminbi amounts have been made at the exchange rate in effect on December 31, 2009, which was US$1.00 to RMB6.8259.

On August 13, 2010, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20.0 million worth of our issued and outstanding ADSs from the open market from time to time and before August 13, 2011. As of the date of this annual report, we have purchased 1,913,541 of our ADSs for a total purchase price of approximately US$5.4 million. All of the repurchased ADSs have been retired. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. The following table sets forth certain information related to purchases made by us of our ADSs under the program:

Total number of
ADSs purchased
	Total			as part of
	number of			publicly	Approximate dollar value of
	ADSs	Average price		announced	ADSs that may yet be purchased
Period	purchased	paid per ADS(1)		program	under the program
		US$	RMB(2)		US$	RMB(2)

August 2010	1,581,773	2.7499	18.1493	1,581,773	15,650,282.43	103,291,864.00
September 2010	331,768	2.9971	19.7809	1,913,541	14,655,940.56	96,729,207.69

(1)	The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)
The translations of U.S. dollar amounts into Renminbi amounts have been made at the exchange rate in effect on December 31, 2010, which was US$1.00 to RMB6.6000. See “Part I. — Item 3. Key Information — Selected Financial Data — Exchange Rate Information.”

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
ITEM 18. FINANCIAL STATEMENTS
The following financial statements are filed as part of this annual report together with the report of the independent registered public accounting firm:
•	Consolidated Balance Sheets as of December 31, 2009 and 2010
•	Consolidated Statements of Income for the years ended December 31, 2008, 2009 and 2010
•	Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2008, 2009 and 2010
•	Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010
•	Notes to the Consolidated Financial Statements
ITEM 19. EXHIBITS

Exhibit Number		Description of Document
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

4.2.1
Form of Logistics Service and Information Technology Support Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.2.2	*	Logistics Service and Information Technology Support Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation)

4.2.3	*	Logistics Service and Information Technology Support Agreement dated as of May 28, 2010 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Shenzhen Nepstar E-Commerce Co., Ltd. (Translation)

4.3.1
Form of Trade Name License Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.3.2	*	Trade Name License Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation)

4.3.3	*	Trade Name License Agreement dated as of May 28, 2010 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Shenzhen Nepstar E-Commerce Co., Ltd. (Translation)

Exhibit Number		Description of Document
4.4.1
Form of Supply Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.4.2	*	Supply Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation)

4.4.3	*	Supply Agreement dated as of May 28, 2010 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Shenzhen Nepstar E-Commerce Co., Ltd. (Translation)

4.5.1
Loan Agreement dated as of June 13, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.7.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.5.2
Loan Agreement dated as of June 13, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.7.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.5.3	*	Loan Agreement dated as of June 25, 2010 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation)

4.5.4	*	Loan Agreement dated as of June 25, 2010 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation)

4.5.5	*	Loan Agreement dated as of December 1, 2010 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation)

4.5.6	*	Loan Agreement dated as of December 1, 2010 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation)

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
4.8
Lease Agreement dated as of June 11, 2004 between Shenzhen Renbao Investment Real Estate Management Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding office space for the headquarters of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.9
Lease Agreement dated as of October 15, 2004 between Shenzhen Baodazhou Development Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding the national distribution center (Translation) (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.10
Lease Agreement dated as of December 16, 2005 between Shenzhen Baodazhou Development Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding the national distribution center (Translation) (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.11
Trademark License Agreement dated as of April 20, 2000 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Neptunus” (Translation) (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.12
Trademark License Agreement dated as of July 7, 2000 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 499 trademarks (Translation) (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.13
Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Tong’ai Pharmaceutical Manufacturing Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Tong’ai” and “Jindian” (Translation) (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.14
Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Pharmaceutical Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 42 trademarks (Translation) (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.15
Trademark License Agreement dated as of June 28, 2007 between Shenzhen Neptunus Pharmaceutical Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 14 trademarks (Translation) (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.16
Trademark License Agreement dated as of June 28, 2007 between Shenzhen Neptunus Tong’ai Pharmaceutical Management Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Tong’ai” (Translation) (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.17
Supplemental Agreement dated August 18, 2009 to the Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 30, 2010)

Exhibit Number		Description of Document
4.18	*	Supplemental Agreement dated May 28, 2010 to the Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation)

8.1	*	List of Subsidiaries

11.1
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

12.1	*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	*	Consent of Independent Registered Public Accounting Firm

*	Filed with this annual report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By	/s/ Jason Xinghua Wu
Name: Jason Xinghua Wu
Title: Chief Executive Officer
Date: April 20, 2011

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
China Nepstar Chain Drugstore Ltd.
We have audited the accompanying consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Nepstar Chain Drugstore Ltd. and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements as of and for the year ended December 31, 2010 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Nepstar Chain Drugstore Ltd.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 20, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ KPMG
Hong Kong, China
April 20, 2011

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010
(Amounts in thousands, except share data)

		December 31,
	Note	2009	2010	2010
		RMB	RMB	USD
ASSETS
Current assets:
Cash, cash equivalents and bank deposits	2(d),3	666,012	1,139,796	172,696
Restricted cash	2(e)	765,000	5,000	758
Held-to-maturity investment securities	4	400,000	—	—
Accounts receivable, net of allowance for doubtful accounts	5	72,561	83,722	12,685
Prepayments for purchase of merchandise from related parties	24	38,102	—	—
Amounts due from related parties	24	7,306	12,358	1,872
Prepaid expenses, deposits and other current assets	6	144,154	127,750	19,356
Inventories	7	369,775	433,265	65,646
Deferred tax assets	13	6,907	3,551	538

Total current assets		2,469,817	1,805,442	273,551

Property and equipment, net	8	204,710	192,019	29,094
Rental deposits		38,557	41,811	6,335
Cost method investments		12,638	12,638	1,915
Equity method investment	11	29,343	35,151	5,326
Land use right	2(k)	8,622	8,227	1,246
Intangible assets, net	10	725	2,919	442
Goodwill	9,10	40,462	51,089	7,741
Deferred tax assets	13	2,914	1,813	275
Deposits for acquisitions	9	12,788	2,000	303

TOTAL ASSETS		2,820,576	2,153,109	326,228

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank loans	14	470,000	—	—
Accounts payable		313,794	313,773	47,541
Amounts due to related parties	24	12,533	24,461	3,706
Accrued expenses and other payables	15	121,645	131,330	19,898
Deferred income	16	—	26,102	3,955
Income tax payable		38,599	52,520	7,958
Dividend payable	19	38,631	—	—

Total current liabilities		995,202	548,186	83,058

Deferred income	16	27,002	18,794	2,848
Deferred tax liabilities	13	20,640	16,922	2,564

Total liabilities		1,042,844	583,902	88,470

Shareholders’ equity:
Share capital — ordinary shares USD0.0001 par value: 360,000,000 shares authorized; 209,873,148 shares issued and outstanding as of December 31, 2009; 360,000,000 shares authorized; 207,785,938 shares issued and outstanding as of December 31, 2010	17	166	164	25
Additional paid-in capital		1,605,762	1,501,809	227,547
Accumulated other comprehensive loss		(38,485)	(41,563)	(6,297)
Retained earnings	18	210,289	108,797	16,483

Total shareholders’ equity		1,777,732	1,569,207	237,758

Commitments and contingencies		—	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,820,576	2,153,109	326,228

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)

		Year ended December 31,
	Note	2008	2009	2010	2010
		RMB	RMB	RMB	USD

Revenue	20,24	2,396,642	2,217,613	2,356,604	357,061
Cost of goods sold		(1,257,752)	(1,143,398)	(1,192,665)	(180,707)

Gross profit		1,138,890	1,074,215	1,163,939	176,354
Sales, marketing and other operating expenses		(898,019)	(858,072)	(985,510)	(149,319)
General and administrative expenses		(99,495)	(105,652)	(128,196)	(19,424)
Impairment losses of property and equipment	8	—	—	(3,423)	(519)
Other expense	12	—	—	(25,540)	(3,870)

Income from operations		141,376	110,491	21,270	3,222

Interest income		121,557	75,335	23,923	3,625
Interest expense		—	(2,507)	(1,200)	(182)
Dividend income from cost method investments		1,116	3,776	3,028	459
Equity in income of an equity method investee	11	—	5,128	5,808	880
Other income	11	113	8,927	—	—

Income before income tax expense		264,162	201,150	52,829	8,004
Income tax expense	13	(64,922)	(61,174)	(36,321)	(5,503)

Net income		199,240	139,976	16,508	2,501
Less: net income attributable to noncontrolling interest		(6,494)	—	—	—

Net income attributable to China Nepstar Chain Drugstore Ltd.		192,746	139,976	16,508	2,501

Earnings per ordinary share:

Basic	23	0.90	0.67	0.08	0.01

Diluted	23	0.88	0.66	0.08	0.01

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except share data)

				Accumulated		Total
	Ordinary shares		Additional	Other		Equity attributable to		Total
	Number of	Par Value	Paid-in	Comprehensive	Retained	China Nepstar	Noncontrolling	Shareholders’
	Shares	Amount	Capital	Loss	Earnings	Chain Drugstore Ltd.	Interest	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008	213,077,944	168	2,921,521	(37,957)	71,413	2,955,145	18,964	2,974,109

Net income	—	—	—	—	192,746	192,746	6,494	199,240
Foreign currency translation adjustment net of tax effect of nil	—	—	—	(52)	—	(52)	—	(52)

Comprehensive income						192,694	6,494	199,188
Disposal of a subsidiary	—	—	—	—	—	—	(2,293)	(2,293)
Repurchase and retirement of ordinary shares (Note 17)	(8,081,000)	(5)	(116,390)		—	(116,395)	—	(116,395)
Issuance of ordinary shares upon exercise of employee share options (Note 17)	3,296,192	2	14,395	—	—	14,397	—	14,397
Share-based compensation expense (Note 21)		—	4,142	—	—	4,142	—	4,142
Dividend (Note 19)	—	—	—	—	(90,509)	(90,509)	—	(90,509)

Balance as of December 31, 2008	208,293,136	165	2,823,668	(38,009)	173,650	2,959,474	23,165	2,982,639

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except share data)

				Accumulated		Total
	Ordinary shares		Additional	Other		Equity attributable to		Total
	Number of	Par Value	Paid-in	Comprehensive	Retained	China Nepstar	Noncontrolling	Shareholders’
	Shares	Amount	Capital	Loss	Earnings	Chain Drugstore Ltd.	Interest	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	208,293,136	165	2,823,668	(38,009)	173,650	2,959,474	23,165	2,982,639

Net income	—	—	—	—	139,976	139,976	—	139,976
Foreign currency translation adjustment net of tax effect of nil	—	—	—	(476)	—	(476)	—	(476)

Comprehensive income						139,500	—	139,500
Repurchase and retirement of ordinary shares (Note 17)	(1,128,400)	(1)	(16,081)	—	—	(16,082)	—	(16,082)
Issuance of ordinary shares upon exercise of employee share options (Note 17)	2,708,412	2	13,300	—	—	13,302	—	13,302
Share-based compensation expense (Note 21)	—	—	3,003	—	—	3,003	—	3,003
Dividend (Note 19)	—	—	(1,218,128)	—	(103,337)	(1,321,465)	—	(1,321,465)
Deconsolidation of Yunnan Nepstar	—	—	—	—	—	—	(23,165)	(23,165)

Balance as of December 31, 2009	209,873,148	166	1,605,762	(38,485)	210,289	1,777,732	—	1,777,732

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except share data)

				Accumulated		Total
	Ordinary shares		Additional	Other		Equity attributable to		Total
	Number of	Par Value	Paid-in	Comprehensive	Retained	China Nepstar	Noncontrolling	Shareholders’
	Shares	Amount	Capital	Loss	Earnings	Chain Drugstore Ltd.	Interest	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	209,873,148	166	1,605,762	(38,485)	210,289	1,777,732	—	1,777,732

Net income	—	—	—	—	16,508	16,508	—	16,508
Foreign currency translation adjustment net of tax effect of nil	—	—	—	(3,078)	—	(3,078)	—	(3,078)

Comprehensive income						13,430	—	13,430
Repurchase and retirement of ordinary shares (Note 17)	(3,827,082)	(3)	(36,581)	—	—	(36,584)	—	(36,584)
Issuance of ordinary shares upon exercise of employee share options and ordinary shares granted to employees (Note 17)	1,739,872	1	10,148	—	—	10,149	—	10,149
Share-based compensation expense (Note 21)	—	—	5,781	—	—	5,781	—	5,781
Dividend (Note 19)	—	—	(83,301)	—	(118,000)	(201,301)	—	(201,301)

Balance as of December 31, 2010	207,785,938	164	1,501,809	(41,563)	108,797	1,569,207	—	1,569,207

Balance as of December 31, 2010 (USD)		25	227,547	(6,297)	16,483	237,758	—	237,758

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands)

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income	199,240	139,976	16,508	2,501
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expense	4,142	3,003	5,781	876
Depreciation and amortization	62,400	63,144	66,755	10,114
Loss on disposal of property and equipment	1,445	3,728	3,531	535
Gain on disposal of intangible assets	(113)	—	—	—
Gain on deconsolidation of a subsidiary	—	(8,927)	—	—
Equity in income of equity method investee	—	(5,128)	(5,808)	(880)
Deferred income taxes	(6,820)	19,519	112	17
Provision for inventory write-downs	13,510	8,702	9,424	1,428
Impairment losses of property and equipment	—	—	3,423	519

Changes in operating assets and liabilities (net of effect of acquisitions, a disposal and the deconsolidation of Yunnan Nepstar):
Accounts receivable	(33,837)	(12,793)	(11,161)	(1,691)
Prepayment for purchase of merchandise from related parties	(65,854)	32,204	38,102	5,773
Amounts due from related parties	(5,836)	(2,198)	(5,052)	(766)
Prepaid expenses, deposits and other current assets	(76,698)	8,604	13,544	2,052
Inventories	(92,550)	(52,727)	(72,914)	(11,047)
Deferred income	14,992	12,009	17,894	2,711
Accounts payable	35,347	46,759	(21)	(3)
Amounts due to related parties	13,656	8,476	11,928	1,807
Accrued expenses and other payables	5,859	25,490	4,718	715
Income tax payable	(2,614)	5,439	13,921	2,109

Net cash provided by operating activities	66,269	295,280	110,685	16,770

Cash flows from investing activities:
(Placement)/release of restricted cash	—	(15,000)	10,000	1,515
Purchase of property and equipment	(129,933)	(53,982)	(56,195)	(8,514)
Proceeds from disposal of property and equipment	1,476	413	718	109
Purchase of held-to-maturity investment securities	(1,691,380)	—	—	—
Proceeds from maturity of held-to-maturity investment securities	1,250,380	641,000	400,000	60,606
Proceeds from disposal of intangible assets	1,335	—	—	—
Payment for acquisitions	(57,887)	(19,078)	(1,979)	(300)
Payment for land use right	—	(8,622)	—	—
Investment in time deposits with original maturity over three months	(2,156,000)	(690,000)	(537,000)	(84,394)
Proceeds from maturity of time deposits with original maturity over three months	1,111,000	805,000	954,000	147,576
Effect of deconsolidation of Yunnan Nepstar	—	(7,011)	—	—

Net cash (used in)/ provided by investing activities	(1,671,009)	652,720	769,544	116,598

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of employee share options	14,397	13,302	10,149	1,538
Payment for repurchase of ordinary shares	(116,395)	(16,082)	(36,584)	(5,543)
Proceeds from short-term bank loans	—	610,000	—	—
Repayment of short-term bank loans	—	(140,000)	(470,000)	(71,213)
Dividends paid	(86,669)	(1,282,111)	(239,932)	(36,353)
Payment of IPO offering costs	(18,288)	—	—	—

Net cash used in financing activities	(206,955)	(814,891)	(736,367)	(111,571)

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands)

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD

Effect of foreign currency exchange rates on cash	(4,332)	19	(3,078)	(466)
Net (decrease) / increase in cash	(1,816,027)	133,128	140,784	21,331

Cash and cash equivalents at beginning of the year	2,168,911	352,884	486,012	73,638

Cash and cash equivalents at end of the year	352,884	486,012	626,796	94,969

Supplemental disclosure of cash flow information:

Interest paid	—	(2,068)	(1,639)	(248)

Income taxes paid	(73,943)	(31,960)	(19,642)	(2,976)

Payable for purchase of property and equipment	6,067	8,112	4,968	753

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION
(a)	Principal activities
China Nepstar Chain Drugstore Ltd. (the “Company”) and its subsidiaries (collectively with the Company, the “Group”) are principally engaged in the business of operating retail drugstores in the People’s Republic of China (“PRC”). The Group’s drugstores provide pharmacy services and sell prescription drugs, non-prescription or over-the-counter drugs, nutritional supplements, herbal products, personal and family care products and convenience products such as snack food and beverages. As of December 31, 2010, the Company, through its subsidiaries, was the owner and operator of 2,547 retail drugstores in approximately 74 cities in Guangdong, Jiangsu, Zhejiang, Liaoning, Shandong, Hunan, Fujian, Sichuan, and Hubei provinces and Shanghai, Tianjin and Beijing municipalities of the PRC under the name of “China Nepstar”. All of the Group’s operations and customers are located in the PRC.
The following list contains the particulars of subsidiaries and an equity method investee which principally affect the consolidated results of operations and financial condition of the Company.

		Percentage of equity interest
	Principal	as of December 31,
Name of subsidiary/investee	activities	2008	2009	2010

Shenzhen Nepstar Pharmaceutical Co., Ltd. (“Nepstar Pharmaceutical”)	Procurement of merchandise for the Group	100%	100%	100%

Weifang Nepstar Pharmaceutical Co., Ltd. (“Weifang Nepstar”)	Procurement of merchandise for the Group	100%	100%	100%

Shanghai Nepstar Chain Co., Ltd. (“Shanghai Nepstar”)	Operation of retail drugstores	100%	100%	100%

Guangzhou Nepstar Chain Co., Ltd. (“Guangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

Ningbo Nepstar Chain Co., Ltd. (“Ningbo Nepstar”)	Operation of retail drugstores	100%	100%	100%

Sichuan Nepstar Chain Co., Ltd. (“Sichuan Nepstar”)	Operation of retail drugstores	100%	100%	100%

Jiangsu Nepstar Chain Co., Ltd. (“Jiangsu Nepstar”)	Operation of retail drugstores	100%	100%	100%

Dalian Nepstar Chain Co., Ltd. (“Dalian Nepstar”)	Operation of retail drugstores	100%	100%	100%

Hangzhou Nepstar Chain Co., Ltd. (“Hangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

Shandong Nepstar Chain Co., Ltd. (“Shandong Nepstar”)	Operation of retail drugstores	100%	100%	100%

Shenzhen Nepstar Chain Co., Ltd. (“Shenzhen Nepstar”)	Operation of retail drugstores	100%	100%	100%

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION — CONTINUED
(a)	Principal activities — continued

		Percentage of equity interest
	Principal	as of December 31,
Name of subsidiary/investee	activities	2008	2009	2010

Qingdao Nepstar Chain Co., Ltd. (“Qingdao Nepstar”)	Operation of retail drugstores	100%	100%	100%

Tianjin Nepstar Chain Co., Ltd. (“Tianjin Nepstar”)	Operation of retail drugstores	100%	100%	100%

Yunnan Jian Zhijia Chain Drugstore Ltd. (“Yunnan Nepstar”)	Operation of retail drugstores (Note 1(a)(i))	40%	40%	40%

Fuzhou Nepstar Chain Co., Ltd. (“Fuzhou Nepstar”)	Operation of retail drugstores	—	100%	100%

Hubei Nepstar Chain Co., Ltd. (“Hubei Nepstar”)	Operation of retail drugstores	—	100%	100%

Beijing Nepstar Chain Co., Ltd. (“Beijing Nepstar”)	Operation of retail drugstores	—	100%	100%

Shenyang Nepstar Chain Co., Ltd. (“Shenyang Nepstar”)	Operation of retail drugstores	—	100%	100%

Zaozhuang Nepstar Chain Co., Ltd. (“Zaozhuang Nepstar”)	Operation of retail drugstores	—	—	100%
Note (i)
Yunnan Nepstar is 40% owned by Nepstar Pharmaceutical, 30% owned by Yunnan Qunxiang Industrial Trading Co., Ltd. (“Qunxiang”), a company 100% beneficially owned by a director of Yunnan Nepstar, and 30% owned by Yunnan Hengyu Industrial Trading Co., Ltd. (“Yunnan Hengyu”), a third party investor. In 1999, Qunxiang assigned Nepstar Pharmaceutical its 30% voting interest right with respect to the corporate, financial and operating actions of Yunnan Nepstar, including the approvals for the appointment of directors, business operating and capital investment plans, financial budgets, and dividends or profit distributions. Under the Articles of Association of Yunnan Nepstar, the approval and resolution of these corporate, financial and operating actions require a majority vote by the shareholders. The assignment of the voting interest right to Nepstar Pharmaceutical was legally binding and irrevocable as long as Nepstar Pharmaceutical remained a 40% shareholder of Yunnan Nepstar. Also, Qunxiang agreed not to dispose its 30% equity interest in Yunnan Nepstar to any parties other than Nepstar Pharmaceutical without receiving Nepstar Pharmaceutical’s prior consent. Since Nepstar Pharmaceutical had legal and unilateral control of the operations of Yunnan Nepstar by virtue of ownership of a majority voting interest held directly (40%) and indirectly through the voting interest right assignment (30%), Yunnan Nepstar was accounted for as a 40%-owned consolidated subsidiary of the Group with 60% noncontrolling interest during the year ended December 31, 2008. On January 5, 2009, the Company announced that its Board of Directors approved the termination of the voting interest right assignment agreement between Qunxiang and Nepstar Pharmaceutical. The termination of the voting interest right assignment was considered by the Board of Directors to be in the long term interest of the Company’s shareholders. Upon the termination of the voting interest right assignment in January 2009, Yunnan Nepstar is no longer a consolidated subsidiary of the Company and instead accounted for under the equity method of accounting. Upon deconsolidation, management remeasured the retained noncontrolling interest in Yunnan Nepstar to its fair value. See Note 11.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION — CONTINUED
(b)	Significant concentrations and risks

For the years ended December 31, 2008, 2009 and 2010, none of the Group’s suppliers contributed more than 10% of the Group’s total purchase of merchandise except for a related party supplier, Yunnan Jian Zhijia Medical Ltd., as disclosed in Note 24(a).

(c)	Organization

The Company was incorporated in the Cayman Islands in August 2004 as part of the reorganization of Shenzhen Nepstar Health Chain Drugstore Co., Ltd., a PRC company that operated the retail drugstore business of Shenzhen Neptunus Group Co., Ltd. (“Neptunus Group”), to facilitate the raising of capital from investors outside of the PRC and the Company’s initial public offering (the “Reorganization”). On November 9, 2007, the Company completed its initial public offering of shares in the form of American Depositary Shares (“ADSs”). The Company’s ADSs are traded on New York Stock Exchange under the symbol “NPD”.

In May 2007, the Company carried out a group reorganization whereby it transferred 51% equity interest in each of Shanghai Nepstar, Guangzhou Nepstar, Ningbo Nepstar, Sichuan Nepstar, Jiangsu Nepstar, Dalian Nepstar, Hangzhou Nepstar, Shandong Nepstar, Shenzhen Nepstar, Qingdao Nepstar and Tianjin Nepstar (collectively the “Pre-2009 Regional Companies”) to two PRC companies (the “Transferee Companies”). The Transferee Companies are legally held under the name of the Group’s employees in order to comply with certain PRC rules and regulations in relation to foreign ownership of companies in the PRC engaging in the retail drugstore businesses. The Transferee Companies paid an aggregate consideration of RMB31,794 to the Company for the 51% equity interest in the Pre-2009 Regional Companies, which was financed by loans provided by the Company. In August 2009, Nepstar Pharmaceutical and the Transferee Companies established Fuzhou Nepstar, each holding 49% and 51% equity interests, respectively. The Transferee Companies paid the initial capital contribution of RMB1,530 with the funds advanced by Nepstar Pharmaceutical.

In December 2009, Shenzhen Nepstar E-commerce Co., Ltd. (“Nespstar E-commerce”) was set up with 100% of equity interest owned by Nepstar Pharmaceutical to operate the online retail sales of merchandise. Under the PRC regulations, foreign investors are not allowed to own more than 50% of the equity interests in any “value-added telecommunications services” provider, or an entity conducting an internet content distribution business. As a result, in May 2010, Nepstar Pharmaceutical transferred its entire equity interest in Nepstar E-commerce to the two Transferee Companies. In return for the equity transfer, the Transferee Companies paid a total consideration of RMB10,000 (equal to the initial investment by Nepstar Pharmaceutical) to Nepstar Pharmaceutical. The cash of RMB10,000 was advanced by Nepstar Pharmaceutical.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION — CONTINUED
(c)	Organization — continued

In order to have the same unilateral control and economic risks and rewards as direct legal ownership of the Pre-2009 Regional Companies, Fuzhou Nepstar and Nepstar E-commerce (collectively referred to as “Regional Companies” hereafter), Nepstar Pharmaceutical entered into certain contractual arrangements (the “Contractual Agreements”) with the Regional Companies, the Transferee Companies and their individual legal owners. The terms of the Contractual Agreements are summarized as follows:

Agreements that Retain Control over the Regional Companies

Under the shareholders agreement among Nepstar Pharmaceutical and the Transferee Companies, the Transferee Companies are not allowed to transfer its equity interests in the Regional Companies to a third party, nor are they allowed to pledge, dispose of or create any encumbrance on such equity interests, without the prior written consent of Nepstar Pharmaceutical. In addition, the Transferee Companies agree to delegate all voting power rights as legal shareholders of the Regional Companies to persons designated by Nepstar Pharmaceutical, and agree to delegate their voting rights in the Board of Directors of the Regional Companies to Nepstar Pharmaceutical.

Agreements that Retain Economic Risks and Rewards of the Regional Companies

Under the Logistics Service and Information Technology Support Agreements, the Trade Name License Agreements entered into between Nepstar Pharmaceutical and each of the Regional Companies, Nepstar Pharmaceutical provides logistic, information technology support and consulting services to the Regional Companies, and allows these companies to use the trade names and brand names for their operations, in exchange for annual service fees and license fees calculated based on each Regional Company’s gross profit. Under the Supply Agreements entered into between Nepstar Pharmaceutical and each of the Regional Companies, Nepstar Pharmaceutical is a supplier of products sold by these companies’ retail drugstores and other suppliers of products sold by these companies’ retail drugstores need to be authorized and approved by Nepstar Pharmaceutical. Nepstar Pharmaceutical has the right to adjust the purchase price at its sole discretion. These agreements allow the Regional Companies’ profits to be transferred to the Company through Nepstar Pharmaceutical.

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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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

The Contractual Agreements provide the Company with the legal and unilateral financial control of the Regional Companies and allow the Company to share in all economic risks and rewards of ownership as though the Regional Companies were held through direct legal ownership. Accordingly, the Company has consolidated the Regional Companies as though the entities were wholly-owned subsidiaries. The loans and advance to the Transferee Companies are fully eliminated upon consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Significant items subject to such estimates and assumptions include the realizability of inventories, the useful lives and salvage values of property and equipment and intangible assets, the recoverability of the carrying amount of property and equipment, goodwill, intangible assets and investments, the realization of deferred tax assets, the collectability of accounts receivable, the fair values of employee share-based payment arrangements and financial instruments, and the accruals of contingencies. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

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

Assets and liabilities of the Company are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses of the Company are translated at average rates prevailing during the year. Gains and losses resulting from translation of the Company’s financial statements are recorded as a separate component of accumulated other comprehensive loss within shareholders’ equity. In addition, gains and losses on inter-company foreign currency transactions that are of a long-term investment nature are reported as other comprehensive income or loss in the same manner as translation adjustments.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED
(c)	Foreign currency transactions and translation — continued

For the convenience of the readers, the December 31, 2010 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB6.6000, being the noon buying rate for U.S. dollars in effect on December 30, 2010 for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2010 or at any other date.

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

As of December 31, 2009 and 2010, the Group held US dollar denominated bank deposits of USD35,328 and USD2,947 (equivalent to RMB241,149 and RMB19,447) respectively, which were placed with financial institutions in the Hong Kong Special Administrative Region (“HKSAR”) of the PRC. Apart from the bank deposits in HKSAR, all of the Group’s bank deposits are with financial institutions of mainland of the PRC.

(e)	Restricted cash

Cash that is restricted as to withdrawal or usage is reported as restricted cash in the consolidated balance sheets and is not included in the beginning or ending balance of cash and cash equivalents in the consolidated statements of cash flows.

Restricted cash of RMB765,000 as of December 31, 2009 primarily related to short-term pledged bank deposits held by financial institutions, which were designated as security for the short-term bank loans and other credit facilities granted by these financial institutions (Note 14). Upon repayment of bank loans and the expiry of these credit facilities, the restriction was released by the financial institutions. As of December 31, 2010, restricted cash of RMB5,000 (USD758) represented cash with restrictions imposed by the Administration for Industry & Commerce.

(f)	Held-to-maturity investment securities

Investments in debt securities in which the Group has the intent and ability to hold the securities until maturity are classified as held-to-maturity investment securities. Held-to-maturity investment securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Interest income from the held-to-maturity investment securities is recognized when earned. Premiums and discounts, if any, are amortized or accreted over the life of the related security as an adjustment to interest income using the effective-interest method.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED
(g)	Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable represent amounts due from banks relating to retail sales that are paid or settled by the customers’ debit or credit cards, amounts due from government social security bureaus relating to retail sales of drugs and prescription medicine that are paid or settled by the customers’ medical insurance cards, and amounts due from non-retail customers for sales of merchandise. Accounts receivable are stated net of an allowance for doubtful accounts. The Group maintains and records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts and aging data. Judgments are made with respect to the collectability of accounts receivable based on customer specific facts and current economic conditions. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance sheet credit exposure related to its customers.

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. The Group carries out physical inventory counts on a quarterly basis at each store and warehouse location and records write-downs to inventories for shrinkage losses and damaged merchandise that are identified during the inventory counts. The provisions for inventory write-downs due to shrinkage losses and damaged merchandise for the years ended December 31, 2008, 2009 and 2010 were RMB13,510, RMB8,702 and RMB9,424, respectively, and are included in cost of goods sold.

(i)	Long-lived assets
Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation or amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated salvage value. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets. The estimated useful lives of the Group’s property and equipment are as follows:

Store properties	20 years
Store fixture and equipment	5 years
Motor vehicles	5 years
Software	10 years
Goodwill
Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in business combinations, which are not individually identified and separately recognized.
Intangible assets

The Group’s intangible assets represent favorable lease contracts and operating rights acquired in business combinations (see Note 9). The favorable lease contracts are amortized over the remaining lease term. Operating rights are indefinite-lived intangible assets, which are not amortized but are reviewed for impairment annually or when events or circumstances indicate that the asset may be impaired.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED
(i)	Long-lived assets — continued
Impairment of long-1ived assets

Long-lived assets, including property and equipment and intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Impairment of long-lived assets of nil, nil and RMB3,423 was recognized for the years ended December 31, 2008, 2009 and 2010 respectively (see Note 8).

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

The Group performs annual impairment test of goodwill at December 31, and when a triggering event occurs between annual impairment tests. No impairment of goodwill was recognized for the years ended December 31, 2008, 2009 and 2010.

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

Investments in the stock of an investee, where the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as equity in income/(loss) of an equity method investee in the consolidated statements of income.

The Group recognizes an impairment loss when a series of operating losses of an investee or other factors may indicate that a decline in value below the carrying amount of the investment has occurred which is other than temporary. The process of assessing and determining whether impairment on a particular equity investment is other-than-temporary requires significant judgment. To determine whether an impairment is other-than-temporary, management considers whether the Group has the ability and intent to hold the investment until recovery and considers whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to year end, and forecasted performance of the investee. Based on management’s evaluation, no impairment charges related to the Group’s investments were recognized for any of the periods presented.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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

The Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of income.

(m)	Revenue recognition

Revenue from sales of prescription medicine at the drugstores is recognized when the prescription is filled and the customer picks up and pays for the prescription. Revenue from sales of other merchandise at the drugstores is recognized at the point of sale, which is when the customer pays for and receives the merchandise. Revenue from sales of merchandise to non-retail customers is recognized when the following conditions are met: 1) persuasive evidence of an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); 2) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; 3) the sales price is fixed or determinable; and 4) collectability is reasonably assured. Historically, sales return was immaterial.

The Group’s revenue is net of value added tax (“VAT”) collected on behalf of tax authorities in respect of the sale of merchandise. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the balance sheet until it is paid to the tax authorities.

During the year ended December 31, 2010, the Group introduced a Nepstar shopper’s card program (the “Program”). Under the Program, the Group’s retail customers deposit certain amount of cash into the pre-paid cards issued by the Group for future purchase of merchandise in the Group’s drugstores, and receive free gifts or a cash coupon to be used for a future purchase. The unused portion of the pre-paid cards as of the balance sheet date is recorded as deferred income, and recognized as revenue when the customers use the card for subsequent purchase of merchandise.

(n)	Government grants

Government grants are recognized in balance sheet initially when there is reasonable assurance that they will be received and the Group will comply with the relevant conditions attaching to them. Grants that compensate the Group for expenses to be incurred are recognized in other income on a systematic basis in the same periods in which the expenses are incurred.

For the years ended December 31, 2008, 2009 and 2010, government grant of nil, RMB1,078 and nil, respectively, was recognized in the consolidated statements of income.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED
(o)	Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs amounted to RMB8,945, RMB7,941 and RMB10,284, for the years ended December 31, 2008, 2009 and 2010, respectively.

(p)	Store opening costs
Expenditures related to the opening of new drugstores, other than expenditures for property and equipment, are expensed when incurred.
(q)	Vendor allowances

The Group accounts for vendor allowances according to FASB ASC Subtopic 605-50, Customer Payments and Incentives. Vendor allowances are recorded as a reduction to the carrying value of inventories and subsequently recognized in cost of goods sold when the inventories are sold, unless the allowances are specifically identified as reimbursements for advertising, promotion and other services, in which case the allowances are recognized as a reduction of the related advertising and promotion costs.

For the years ended December 31, 2008, 2009 and 2010, the Company recognized vendor allowances of RMB50,439, RMB41,072 and RMB55,667 in cost of goods sold, and RMB7,088, RMB9,753 and RMB11,952 as a reduction of advertising and promotion costs, respectively.

(r)	Warehouse, buying and distribution costs

Warehouse and buying costs represent primarily rental expenses for warehouses, staff cost and other expenses incurred in warehousing and purchasing activities. Distribution costs represent the costs of transporting the merchandise from warehouses to stores. These costs are expensed as incurred and are included in sales, marketing and other operating expenses. Warehouse and buying costs amounted to RMB25,228, RMB28,175 and RMB30,132 and distribution costs amounted to RMB10,912, RMB8,224 and RMB12,730 for the years ended December 31, 2008, 2009 and 2010, respectively.

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

The Group accounts for share-based payments in accordance with FASB ASC Topic 718 “Compensation-Stock Compensation”. Under FASB ASC Topic 718, the Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes that cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. Details of the Group’s share option plan are set out in Note 21.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED
(v)	Earnings per share
Basic earnings per share is computed by dividing net income attributable to the Group by the weighted average number of common shares outstanding during the period.

Diluted earnings per share reflects the potential dilution that would occur upon the exercise of outstanding options and the vesting of non-vested shares granted. Common share equivalents are excluded from the computation of the diluted earnings per share when their effect would be anti-dilutive.

(w)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Historically, the Group has experienced no product liability claims.

(x)	Segment reporting

The Group’s chief operating decision maker has been identified as its Chief Executive Officer. The Group has one reportable operating segment, as defined by FASB ASC Topic 280 “Segment Reporting”, which is the retail drugstore business. Because all of the Group’s operations and customers located in the PRC, no geographic information is presented.

(y)	Fair value measurements

The Group applies the provisions of FASB ASC Subtopic 820-10, Fair Value Measurements for fair value measurements of financial and nonfinancial assets and liabilities that are disclosed at fair value in the consolidated financial statements. ASC Subtopic 820-10 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

FASB ASC Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED
(y)	Fair value measurements — continued
FASB ASC Subtopic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820 clarifies that fair value is an exit price, defined as a market-based measurement that represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value measurements are based on one or more of the following three valuation techniques noted in ASC 820:

Market
This approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income
This approach uses valuation techniques to convert future amounts to a single present value amount based on current market expectations.
Cost
This approach is based on the amount that would be required to replace the service capacity of an asset

FASB ASC Subtopic 820 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.
The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on a recurring or nonrecurring basis as of December 31, 2009 and 2010.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED
(z)	Recently issued accounting standards

In October 2009, the FASB issued Accounting Standards Update 2009-13 (“ASU 2009-13”), Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables”). ASU 2009-13 amends FASB ASC Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Management believes the adoption of ASU 2009-13 is not expected to have a significant impact on the Company’s financial condition, results of operations or cash flows.

In April 2010, the FASB released Accounting Standards Update 2010-13 (“ASU 2010-13”), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in which the Underlying Equity Security Trades, a consensus of the FASB Emerging Issues Task Force (Issue No. 09-J). The ASU 2010-13 amends FASB ASC Topic 718, to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the equity securities trades should be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify an award with such a feature as a liability if otherwise qualifies as equity. The amendments in the ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Management believes the adoption of ASU 2010-13 is not expected to have a significant impact on the Company’s financial condition, results of operations or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
3	CASH, CASH EQUIVALENTS AND BANK DEPOSITS
As of December 31, 2009 and 2010, the amount of cash and cash equivalents and bank deposits by original maturity was as follows:

	December 31,
	2009	2010
	RMB	RMB

Cash and cash equivalents	486,012	626,796
Short-term time deposits with original maturity over three months but within one years	180,000	513,000

Total current cash and bank deposits	666,012	1,139,796

As of December 31, 2009 and 2010, cash and cash equivalents include US Dollar denominated bank deposits of USD35,328 and USD16,957 (equivalent to RMB241,149 and RMB111,916), respectively.

As of December 31, 2010, the interest rate of time deposits with original maturity over three months was 1.98% per annum with a weighted average original maturity of 6 months. The Group places its cash in financial institutions with sound credit rating.

4	HELD-TO-MATURITY INVESTMENT SECURITIES

Held-to-maturity investment securities represent unquoted debt securities issued by PRC financial institutions. The principals of these debt securities are guaranteed by the PRC financial institutions.

The fair value, carrying amount, gross unrecognized gains/(losses) and maturities of the held-to-maturity investment securities at December 31, 2009 and 2010 were as follows:

	December 31,
	2009	2010
	RMB	RMB
Due within one year:
Fair value	400,318	—
Unrecognized gain	318	—
Carrying amount	400,000	—

The fair value is estimated as the present value of future cash flows, discounted at current market interest rates for similar investment securities. The held-to-maturity investment securities as of December 31, 2009 matured in January 2010.

5	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS
Accounts receivable consist of the following:

	December 31,
	2009	2010
	RMB	RMB
Accounts receivable due from:
Banks	1,181	787
Social security bureaux	53,985	66,268
Non-retail customers	17,991	16,823

	73,157	83,878
Less: allowance for doubtful accounts	(596)	(156)

Accounts receivable, net	72,561	83,722

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
5	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS — CONTINUED
The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2008, 2009 and 2010.

	December 31,
	2008	2009	2010
	RMB	RMB	RMB

Balance at the beginning of the year	897	966	596
Additions / (reversals) charged / (credited) to bad debt expense	69	—	(377)
Write-off of accounts receivable	—	(370)	(63)

Balance at the end of the year	966	596	156

Historically, the amount of bad debt write-off has been immaterial and the Group has been able to collect substantially all amounts due from customers.
6	PREPAID EXPENSES, DEPOSITS AND OTHER CURRENT ASSETS
Prepaid expenses, deposits and other current assets consist of the following:

	December 31,
	2009	2010
	RMB	RMB

Prepaid rental	79,407	88,993
Rental deposits	872	365
Prepayments for purchases of merchandise	8,010	11,104
Advances to employees	3,884	2,257
Deferred tax charge on unrealized profits on inter-company sales	8,532	5,886
Store consumables and supplies	7,891	10,707
Accrued interest income	29,683	4,608
Other prepaid expenses and deposits	5,875	3,830

	144,154	127,750

7	INVENTORIES
Inventories consist of the following:

	December 31,
	2009	2010
	RMB	RMB

Merchandise in stores	226,102	255,219
Merchandise in warehouses	143,673	178,046

	369,775	433,265

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
8	PROPERTY AND EQUIPMENT, NET
Property and equipment consist of the following:

	December 31,
	2009	2010
	RMB	RMB

Store properties	10,271	14,617
Leasehold improvements	239,148	256,577
Store fixture and equipment	138,490	158,591
Software	30,676	31,882
Motor vehicles	14,293	14,855

	432,878	476,522
Less: Accumulated depreciation and amortization	(228,168)	(281,080)
Less: Accumulated impairment	—	(3,423)

	204,710	192,019

Total depreciation and amortization expense of property and equipment for the years ended December 31, 2008, 2009 and 2010 was RMB60,870, RMB61,480 and RMB66,440, respectively, of which RMB55,392, RMB55,802 and RMB56,998 was recorded in sales, marketing and other operating expenses and RMB5,478, RMB5,678 and RMB9,442 was recorded in general and administrative expenses. No depreciation and amortization expense was included in cost of goods sold for the years presented because the Company’s business does not involve manufacturing of merchandise and the amount of depreciation and amortization of property and equipment relating to warehousing and transporting the merchandise to store locations is not material.

The Group recognized impairment losses of RMB3,423 for the year ended December 31, 2010 in respect of leasehold improvements and store fixture of certain loss-making drugstores. The Group determined that the carrying amounts of these leasehold improvements and store fixture would not be recoverable through future cash flows. The fair value of the property and equipment was based on the discounted estimated cash flows expected to generate from the use and eventual disposal of the assets. The Group did not recognize any impairment losses for property and equipment for the years ended December 31, 2008 and 2009.

9	ACQUISITIONS

During the year ended December 31, 2009, the Group completed two business combinations in which it acquired five stores from Beijing Zeruntong Medical Ltd. and two stores from Shanghai Riye Chain Co., Ltd. in order to expand its retail store network. The Group accounted for these business combinations using the acquisition method of accounting. The total aggregate purchase price of RMB6,289 was allocated to the identifiable assets acquired and liabilities assumed based on their fair value as of the respective acquisition dates with the excess of RMB5,285 recognized as goodwill. Acquisition related costs were expensed as incurred and included in general and administrative expenses in the consolidated statements of income.

During the year ended December 31, 2009, the Group entered into definite agreements with Beijing Xiang Yun Kang Drugstore, Wenzhou Ren Ren Hao Chain Drugstore Co., Ltd. and Shanghai Riye Chain Co., Ltd. (“Shanghai Riye”) to acquire six, eight and five stores, respectively in order to expand its retail store network. These acquisitions were approved by the investment committee of the Company. As of December 31, 2009, total deposits of RMB12,788 were paid to the proposed sellers and were recorded as deposits for acquisitions in the consolidated balance sheet. During the year ended December 31, 2010, the Group completed the acquisitions of six stores from Beijing Xiang Yun Kang Drugstore, eight stores from Wenzhou Ren Ren Hao Chain Drugstore Co., Ltd., and three stores from Shanghai Riye. As of December 31, 2010, acquisition deposits of RMB2,000 related to the amount paid to Shanghai Riye for the proposed acquisition of the remaining two stores. The proposed acquisition of one store from Shanghai Riye was in progress as of December 31, 2010 and was completed in the first quarter of 2011. The proposed acquisition of the other store is not expected to be executed according to the terms of acquisition agreement. Management expects that the related deposit of RMB1,000 will be recovered in full.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
9	ACQUISITIONS — CONTINUED

The Group accounted for the above business combinations using the acquisition method of accounting. The total aggregate purchase price of RMB12,775 was allocated to the identifiable assets acquired and liabilities assumed based on their fair value as of the respective acquisition dates with the amount of RMB10,627 being recognized as goodwill. Acquisition related costs were expensed as incurred and included in general and administrative expenses in the consolidated statements of income.

The primary purpose of these acquisitions was to gain presence in new geographic areas or increase market share in existing geographic areas so as to gain regional operational synergy in drugstore operations.

A summary of the identifiable assets acquired and liabilities assumed in connection with these acquisitions are as follows:

	Year ended December 31,
	2009	2010
	RMB	RMB

Total aggregate purchase price	6,289	12,775

Property and equipment	159	266
Inventories	159	—
Operating rights (Note 10(a))	—	2,509
Prepaid rent and other current assets	686	—
Deferred tax liability	—	(627)

Net assets acquired and liabilities assumed	1,004	2,148

Goodwill	5,285	10,627

Goodwill arising from these business combinations is not deductible for income tax purpose. No pro forma financial information as if the acquisitions had occurred on January 1, 2009 or 2010 has been provided since the effect would not be material to the Group’s consolidated financial condition or results of operations.

10	GOODWILL AND OTHER INTANGIBLE ASSETS
(a)	Intangible assets, net

	December 31,
	2009	2010
	RMB	RMB
Amortized intangible assets
Favorable lease contracts
Cost	3,692	3,692
Less: Accumulated amortization	(2,967)	(3,282)

	725	410

Unamortized intangible assets
Operating rights (Note 9)	—	2,509

Total intangible assets	725	2,919

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
10	GOODWILL AND OTHER INTANGIBLE ASSETS — CONTINUED
(a)	Intangible assets, net — continued

As of December 31, 2009 and 2010, the Group’s amortized intangible assets represented favorable lease contracts acquired in business combinations. The Group amortizes these favorable lease contracts on a straight-line basis over the remaining lease term ranging from 2 to 6 years from the date of acquisition.

Amortization expense for intangible assets was RMB1,530, RMB1,664 and RMB315 for the years ended December 31, 2008, 2009 and 2010, respectively and was included in general and administrative expenses.

Operating right represents the legal right acquired in business combination to operate drugstores in certain area where only one drugstore is permitted to operate according to governmental regulations. Management believes there is no foreseeable limit on the period of time over which the operating right is expected to contribute to the cash flow of the Group. As a result, the operating right is considered to have an indefinite life.

(b)	Goodwill
The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2010 were as follows:

	December 31,
	2009	2010
	RMB	RMB

Balance as of January 1
Gross goodwill	35,177	40,462
Accumulated impairment losses	—	—

Net goodwill as of January 1	35,177	40,462

Goodwill acquired during the year (Note 9)	5,285	10,627
Impairment loss recognized during the year	—	—

Balance as of December 31
Gross goodwill	40,462	51,089

Accumulated impairment losses	—	—

Net goodwill as of December 31	40,462	51,089

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
11	EQUITY METHOD INVESTMENT

The equity method investment represents the 40% equity interest in Yunnan Nepstar, a non-public retail drugstore operating company. Upon the approval by the Company’s Board of Directors on the termination of the voting interest right assignment in January 2009 (see Note 1(a)), the investment in Yunnan Nepstar was deconsolidated and accounted for under the equity method of accounting. Upon deconsolidation, a gain of RMB8,927 was recognized in other income in 2009. The gain was measured as the difference between a) the aggregate of the fair value of the Company’s retained 40% equity interest and the carrying amount of the former 60% noncontrolling interest in Yunnan Nepstar, and b) the carrying amount of Yunnan Nepstar’s assets and liabilities. The fair value of the Company’s retained 40% equity interest in Yunnan Nepstar was determined using a market approach by reference to the market observable earning multiples of other comparable companies in the same industry and applying an appropriate marketability discount for illiquidity.

The excess of carrying amount of equity method investment over the Company’s share of net assets of Yunnan Nepstar was RMB8,927 at both December 31, 2009 and 2010. In accordance with ASC Topic 350, this equity-method goodwill is not amortized; however, the investment is analyzed for impairment in accordance with FASB ASC Topic 323, Investments Equity Method and Joint Ventures. No impairment is recognized for the equity method investment during the years ended December 31, 2009 and 2010.

Summary financial information for Yunnan Nepstar as of and for the years ended December 31, 2009 and 2010 is as follows:

	December 31,
	2009	2010
	RMB	RMB

Financial positions:

Current assets	84,007	98,637
Other assets	31,477	42,022

Total assets	115,484	140,659

Current liabilities	63,100	73,516
Noncontrolling interests	1,346	1,584
Equity attributable to Yunnan Nepstar	51,038	65,559

Total liabilities and shareholders’ equity	115,484	140,659

	2009	2010
	RMB	RMB

Results of operations:

Revenue	135,863	163,359
Income from operation	16,586	19,292
Net income	12,819	14,521
12	OTHER EXPENSE

The Company converted the net US dollar proceeds received from the initial public offering into Renminbi in 2007 and 2008. During the year ended December 31, 2010, the Company was notified by the State Administration of Foreign Exchange (“SAFE”) that, as the purposes for the conversion of the net proceeds as stated at the time of the conversion was not entirely consistent with the subsequent use of such proceeds, the SAFE imposed a monetary penalty of RMB 25,540 against the Company. The penalty was fully paid in July 2010.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
13	INCOME TAXES
Cayman Islands Tax
Under the current law of the Cayman Islands, the Company is not subject to tax on its income or capital gains.
Hong Kong Tax

Although not incorporated in Hong Kong, the Company is considered as a Hong Kong tax resident since it is a company primarily managed and controlled in Hong Kong. The Company is subject to Hong Kong profits tax on income arising in or derived from Hong Kong. No provision for Hong Kong profits tax was made in the consolidated financial statements as the Company derived no taxable income from Hong Kong for the years ended December 31, 2008, 2009 and 2010. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

PRC Corporate Income Tax
Each of the Company’s PRC subsidiaries files stand-alone tax returns and the Group does not file a consolidated tax return.

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25% under the new Corporate Income Tax Law of the PRC (“new tax law”) which was approved during the Fifth Plenary Session of the Tenth National People’s Congress on March 16, 2007. The Company’s PRC subsidiaries are subject to income tax at 25%, unless otherwise specified.

The new tax law and its relevant regulations provide transitional rates for entities operating in the Shenzhen and Zhuhai Special Economic Zones and they are 18%, 20%, 22%, 24%, and 25%, for 2008, 2009, 2010, 2011 and 2012 onwards, respectively. Accordingly, the Company’s PRC subsidiaries operating in the Shenzhen and Zhuhai Special Economic Zones are subject to these transitional rates.

Under the new tax law and its implementation rules beginning on January 1, 2008, a withholding tax is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from withholding tax. The implementation rules provide that the withholding tax rate is 10% unless reduced by a tax treaty/arrangement. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion, or China-HK Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company has determined that it qualifies for the 5% withholding tax rate pursuant to the China-HK Tax Arrangement and its related regulations.

The Group’s earnings before income tax expense consist of:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

PRC	271,965	209,105	60,456
Non-PRC	(7,803)	(7,955)	(7,627)

Earnings before income tax expense	264,162	201,150	52,829

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
13	INCOME TAXES — CONTINUED
Income tax expense in the consolidated statements of income consists of:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Current tax expense	71,742	41,655	36,209
Deferred tax (benefit)/expense	(6,820)	19,519	112

Income tax expense	64,922	61,174	36,321

The reconciliation between actual income tax expense and the amount that results by applying the PRC statutory tax rate of 25% for the years ended December 31, 2008, 2009 and 2010, to earnings before income taxes is as follows:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Computed “expected” tax expense	66,041	50,288	13,207
Effect of tax rate differential	(27,145)	(7,108)	(1,797)
PRC dividend withholding tax	9,846	7,696	(1,263)
Effect of deferred income tax recognized upon deconsolidation of Yunnan Nepstar	—	3,722	—
Non-deductible expenses:
- Disallowed rental expenses	4,820	7,215	10,010
- Penalty imposed by SAFE	—	—	5,951
- Others	2,459	2,255	272
Non-taxable income	(1,307)	(751)	(667)
Change in valuation allowance	10,208	(2,143)	10,608

Actual income tax expense	64,922	61,174	36,321

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
13	INCOME TAXES — CONTINUED
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2009 and 2010 are presented below.

	December 31,
	2009	2010
	RMB	RMB
Deferred tax assets:
- Tax loss carryforwards	26,226	32,017
- Inventories	2,143	2,005
- Accrued expenses	1,640	1,736
- Deferred income	1,886	769
- Impairment of property and equipment	—	852

Total gross deferred tax assets	31,895	37,379
Valuation allowance	(22,074)	(32,015)

Total deferred tax assets, less valuation allowance	9,821	5,364

Deferred tax liabilities:
- PRC dividend withholding taxes	(13,224)	(7,504)
- Equity method investment	(7,236)	(8,688)
- Intangible assets	(180)	(730)

Total gross deferred tax liabilities	(20,640)	(16,922)

Net deferred liabilities	(10,819)	(11,558)

Classification on consolidated balance sheets:

Deferred tax assets:
- Current	6,907	3,551
- Non-current	2,914	1,813

Deferred tax liabilities:
- Non-current	(20,640)	(16,922)
For the years ended December 31, 2008, 2009 and 2010, the change in valuation allowance was an increase of RMB8,750, a decrease of RMB2,509 and an increase of RMB9,941, respectively. The change in valuation allowance for the year ended December 31, 2010 was primarily due to the additional valuation allowance of RMB11,259 recorded against all deferred tax assets in certain loss-making subsidiaries, the reduction of valuation allowance of RMB651 for utilization of tax loss carryforwards by a certain subsidiary that generated taxable income during 2010 and derecognition of deferred tax assets of RMB667 upon expiration of unutilized tax loss carryforwards.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
13	INCOME TAXES — CONTINUED
The realization of the future tax benefits of deferred tax assets is dependent on future taxable income against which such tax benefits can be applied or utilized and the consideration of the scheduled reversal of deferred tax liabilities and any available tax planning strategies. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence must be considered in the determination of whether sufficient future taxable income will exist since the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilized. Such evidence includes, but is not limited to, the financial performance of the subsidiaries, the market environment in which these subsidiaries operate and the length of relevant carryforward periods. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that valuation allowances be established with respect to existing and future deferred tax assets. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of the deferred tax assets, net of the existing valuation allowance as of December 31, 2009 and 2010. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
As of December 31, 2010, the tax loss carryforwards of the Group amounted to RMB128,082, which will expire as follows:

By year ending December 31, 2011	16,311
By year ending December 31, 2012	11,311
By year ending December 31, 2013	44,028
By year ending December 31, 2014	11,444
By year ending December 31, 2015	44,988
A reconciliation of the beginning and ending amount of unrecognized tax benefits in the PRC for the years ended December 31, 2008, 2009 and 2010 is as follows:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Balance as at January 1	3,567	5,037	9,685
Additions based on tax positions related to the current year	1,470	4,648	7,647

Balance as at December 31	5,037	9,685	17,332

The unrecognized tax benefits as of December 31, 2008, 2009 and 2010 are the potential benefits that, if recognized, would affect the effective tax rate. The tax effect of the unrecognized tax benefits is included in disallowed rental expenses in the tax rate reconciliation. Management of the Company is currently unable to provide an estimate of a range of the amount of the unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. No interest and penalty expenses were recorded for the years ended December 31, 2008, 2009 and 2010.
The Company and its PRC subsidiaries file income tax returns in Hong Kong and the PRC, respectively. The tax returns of the Company are open to audit by the Hong Kong tax authority for the year beginning in 2006. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (USD15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC subsidiaries for the tax years beginning in 2005 are subject to examination by the relevant tax authorities.
14	SHORT-TERM BANK LOANS
During November 2009, certain financial institutions in the PRC granted short-term bank loans totalling RMB410,000 and credit facilities totalling RMB250,000 to the Group. As security for the loans and credit facilities, the Group was required to place time deposits amounting to RMB750,000 with these financial institutions.
As of December 31, 2009, outstanding short-term bank loans were RMB470,000. These loans were primarily obtained for general working capital purposes and bore a weighted average fixed interest rate of 4.359%. These loans were repaid in January 2010 and the security deposits were released accordingly.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
15	ACCRUED EXPENSES AND OTHER PAYABLES
Accrued expenses and other payables consist of the following:

	December 31,
	2009	2010
	RMB	RMB

Accrued payroll and employee benefits	47,849	58,838
Other accrued expenses (Note (a))	40,784	40,020
Payable for purchases of property and equipment	8,112	4,968
Interest payable	460	—
Deposits received (Note (b))	2,256	2,540
VAT and other taxes payable	22,184	24,964

	121,645	131,330

Notes:

(a)	Amounts represent primarily accrued rental, utilities, advertising and other sundry expenses.

(b)	Amounts represent primarily deposits from non-retail customers for purchase of merchandise.
16	DEFERRED INCOME
Deferred income consists of the following:

	December 31,
	2009	2010
	RMB	RMB

Deferred revenue arising from Shopper’s Card Program (Note 2(m))	—	26,102
Deferred rebate income	19,458	18,794
Other deferred income	7,544	—

	27,002	44,896

Classification on consolidated balance sheets:
Deferred income
-Current	—	26,102
-Non-current	27,002	18,794

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
17	ORDINARY SHARES
The Company’s Memorandum and Articles of Association, as amended, authorizes the Company to issue 360,000,000 shares with a par value of USD0.0001 per share.
For the years ended December 31, 2008, 2009 and 2010, the Company issued 3,296,192, 2,708,412 and 1,559,872 ordinary shares, respectively, to employees upon the exercise of vested share options.
On March 2, 2010, the Company granted and issued an aggregate of 150,000 fully vested ordinary shares to its three independent directors. The grant of the shares to the independent directors was made in exchange for their forfeiture of 150,000 options granted in November 2007 (See Note 21). The Company also issued 30,000 ordinary shares upon vesting of non-vested ordinary shares of the Company granted to an executive officer on March 2, 2010(see Note 21). The non-vested shares vest in five equal installments on each of the first, second, third, fourth and fifth quarters after the date of grant, which was on March 2, 2010.
On August 26, 2008, the Board of Directors of the Company authorized a share repurchase program (“The 2008 Program”). The 2008 Program allowed the Company, from time to time and before December 27, 2009, to purchase up to 40,000,000 of its outstanding ordinary shares in the form of ADS from the open market. On August 13, 2010, the Board of Directors of the Company authorized another share repurchase program (“The 2010 Program”). The 2010 Program allows the Company, from time to time and during a 12-month period starting from August 13, 2010, to purchase up to USD 20,000,000 of its outstanding ordinary shares in the form of ADS from the open market at the price of USD3.00 or below per ADS. During the years ended December 31, 2008, 2009 and 2010, the Company repurchased 8,081,000, 1,128,400 and 3,827,082 of its ordinary shares for a total purchase price of USD16,913 (equivalent to RMB116,395), USD2,356 (equivalent to RMB16,082) and USD5,371 (equivalent to RMB36,584), respectively. As of December 31, 2008, 2009 and 2010, all of the repurchased shares had been retired.
18	STATUTORY RESERVES
Under the PRC rules and regulations, the Company’s PRC subsidiaries are required to transfer 10% of the net profit, as determined in accordance with the relevant PRC laws and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the subsidiary’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders can be made. The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuance of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issuance is not less than 25% of the registered capital.
For the years ended December 31, 2008, 2009 and 2010, the Company’s PRC subsidiaries made appropriations to these statutory reserve funds of RMB29,778, RMB9,257 and RMB29,383 respectively. The accumulated balance of the statutory reserve funds maintained at the PRC subsidiaries as of December 31, 2009 and 2010 was RMB42,754 and RMB72,137, respectively. No equivalent amounts were appropriated by the Company.
19	DIVIDEND
On March 18, 2008, the Board of Directors of the Company approved the payment of a cash dividend of USD0.06 per ordinary share, totaling approximately USD12,785 (equivalent to RMB90,509 at the exchange rate on March 18, 2008), to the ordinary shareholders on record as of close of business on April 10, 2008. The cash dividends were fully paid during the year ended December 31, 2008.
On March 13, 2009, the Board of Directors of the Company approved the payment of a cash dividend of USD0.175 per ordinary share, totaling USD36,254 (equivalent to RMB247,908 at the exchange rate on March 13, 2009), to the ordinary shareholders on record as of close of business on April 16, 2009. As approved by the Board of Directors of the Company, RMB144,571 of the dividends was paid out of additional paid-in capital. The cash dividends were fully paid during the year ended December 31, 2009.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
19	DIVIDEND — CONTINUED
On August 24, 2009, the Board of Directors of the Company declared a special cash dividend of USD0.75 per ordinary share, totaling USD157,164 (equivalent to RMB1,073,557 at the exchange rate on August 24, 2009), to the ordinary shareholders on record as of close of business on September 25, 2009. As approved by the Board of Directors of the Company, the entire amount of the special dividends was paid out of additional paid-in capital. USD152,027 were paid up to December 31, 2009, and the remaining balance was paid in April 2010.
On March 3, 2010, the Company’s Board of Directors approved the payment of a cash dividend of USD0.14 per ordinary share, totaling USD29,491 (equivalent to RMB201,301 at the exchange rate on March 3, 2010), to the ordinary shareholders on record as of close of business on April 2, 2010. As approved by the Board of Directors of the Company, USD12,621 of the dividends was paid out of additional paid-in capital. The cash dividends were fully paid during the year ended December 31, 2010.
20	REVENUE
Revenue by each major product categories is analyzed as follows:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Prescription drugs	516,042	515,472	503,403
Over-the-counter drugs	863,624	818,919	866,634
Nutritional supplements	484,516	455,343	452,642
Herbal products	75,438	80,549	86,873
Other product sales	457,022	347,330	447,052

	2,396,642	2,217,613	2,356,604

Certain pharmaceuticals sold in the PRC, primarily those included in the PRC’s published Medical Insurance Catalogue and those pharmaceuticals whose production or trading are deemed to constitute monopolies by the PRC government, are subject to retail price controls in the form of fixed prices or price ceilings. The fixed prices or the price ceilings of such pharmaceuticals are published by the national and provincial price administration authorities from time to time. The controls over retail prices could have a corresponding effect on Group’s pricing strategy. The prices of pharmaceuticals that are not subject to price controls are determined freely at the Group’s discretion subject, in certain cases, to notification to the provincial pricing authorities. Certain of the Group’s pharmaceutical merchandise are subject to price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price controls, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the years ended December 31, 2008, 2009 and 2010, approximately 4% and 8% and 31% respectively of the Group’s revenue was generated from products that are subject to government pricing controls.
None of the Group’s customers contributed 10% or more of the Group’s revenue for the years ended December 31, 2008, 2009 and 2010.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
21	SHARE-BASED PAYMENTS
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
Pursuant to the Pre-IPO Option Scheme, in addition to meeting the service or vesting criterion as discussed below, the exercise of the options is conditional upon meeting a performance criterion, which is the initial public offering of the Company’s ordinary shares on a stock exchange internationally recognized and duly approved by the Company’s Board of Directors and such offering meets a Qualified IPO. A Qualified IPO is defined as a firm commitment underwritten initial public offering of the Company’s ordinary shares on a stock exchange internationally recognized and duly approved by the Company’s Board of Directors, that values the Company at no less than USD250,000 immediately prior to the IPO and that results in aggregate proceeds to the Company of USD50,000, net of offering costs. The exercise period and life of the options expire five years after a Qualified IPO.
On August 30, 2005, the Board granted 1,000,000 options with a grant-date fair value of approximately USD0.40 per option, or USD400 (RMB3,245) in aggregate, to certain directors, officers and employees to acquire ordinary shares of the Company. Each of these options allows the Grantee to acquire one ordinary share of the Company at an exercise price of USD0.075 per share. 25% of the options granted on August 30, 2005 vested immediately on the date of grant. The remaining 75% of the options vested over a three year period in twelve equal three-monthly installments.
On March 20, 2006, the Board granted 6,680,000 options with a grant-date fair value of approximately USD0.11 per option, or USD735 (RMB6,063) in aggregate, to certain directors, officers and employees to acquire ordinary shares of the Company. On September 1, 2006, the Board granted 1,000,000 options with a grant-date fair value of approximately USD0.14 per option, or USD140 (RMB1,144) in aggregate, to a senior officer to acquire ordinary shares of the Company. Each of the options granted in 2006 allowed the Grantee to acquire one ordinary share of the Company at an exercise price of USD0.75 per share. 25% of the options granted in 2006 vested immediately on the respective dates of the grant. The remaining 75% of the options vested over a four year period in eight equal six-monthly installments.
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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
21	SHARE-BASED PAYMENTS — CONTINUED
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
The share-based compensation expense of pre-IPO option scheme is allocated as follows:

	December 31,
	2008	2009	2010
	RMB	RMB	RMB

Sales, marketing and other operating expenses	487	73	18
General and administrative expenses	1,326	13	51

Total share-based compensation expense	1,813	86	69

As of December 31, 2010, all of the share options under the Pre-IPO Scheme have been vested and the Company had unrecognized share-based compensation expense of nil related to unvested options issued under the Pre-IPO Scheme.
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
On January 5, 2010, the Company granted 800,000 share options with a grant date fair value of approximately USD0.91 per option or USD728 (RMB4,976) in aggregate, to an executive officer. The exercise price of such options is US$3.725 per share. The options vest and become exercisable in four equal annual installments on the first, second, third and fourth anniversaries of the date of grant. The share options shall expire on the tenth anniversary of the date of grant.
On January 5, 2010, the Company granted 200,000 share options with a grant date fair value of approximately USD0.92 per option or USD184 (RMB1,256) in aggregate, to an executive officer. The exercise price of such options is US$3.725 per share. The options vest and become exercisable on the third anniversaries of the date of grant. The share options shall expire on the tenth anniversary of the date of grant.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
21	SHARE-BASED PAYMENTS — CONTINUED
On March 2, 2010, the Company granted an aggregate of 150,000 fully vested ordinary shares with a grant date fair value of approximately USD3.63 per ordinary share or USD545 (RMB3,188) in aggregate, to its three independent directors. The grant of the shares to the independent directors was made in exchange for their forfeiture of 150,000 options granted in November 2007 (“modification”). In connection with the modification, the Company recorded incremental share-based compensation expense resulting from the modification amounting to RMB3,436 in general and administrative expenses for the year ended December 31, 2010.
On March 2, 2010, The Company granted 50,000 non-vested ordinary shares with a grant date fair value of approximately USD3.49 per ordinary share or USD174 (RMB1,191) in aggregate, to an executive officer. The non-vested shares will vest in five equal installments on each of the first, second, third, fourth and fifth quarters after the date of grant.
For share options granted prior to November 9, 2007, the fair value for options was estimated at the date of the grant using the Black-Scholes option pricing model. For share options granted under the 2007 Share Incentive Plan, the fair value of each award granted was estimated on the date of the grant using the Binomial option pricing model. The Binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Both models take into account variables such as volatility, dividend yield rate, and risk free interest rate. However, the Binomial model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option which are not accounted for under the Black-Scholes model. For these reasons, the Company believes that the Binomial model provides a fair value that is more representative of actual experience and future expected experience after the Company’s listing in November 2007.
The fair value of the above share options was estimated using the Binomial option pricing model based on following assumptions at the date of grant:

	Share options	Share options	Share options
	granted	granted	granted
	on November 9,	on January 5,	on January 5,
	2007	2009	2010
Expected dividend yield	1.67%	2.54%	6.43%
Expected volatility	40.74%	41.76%	35.67%
Risk-free interest rate	4.23%	2.54%	3.86%
Option life (in years)	10	10	10
Forfeiture rate	0	0	0
Suboptimal exercise factor	1.5	1.5	1.5
For share options granted on November 9, 2007, since the Company’s ordinary shares have a limited trading history, the Company estimated the volatility of its ordinary shares at the date of grant based on the historical volatility of four comparable companies in the drugstore industry for a period equal to the option life for the share options. The risk-free rate applied in the valuations of the share options was based on the 10-year U.S. Treasury yield curve rates as of the grant date on November 9, 2007. The suboptimal exercise factors applied in the valuations of share options granted were estimated based on the early exercise behavior of employees with share options.
For share options granted on January 5, 2009, since the Company’s ordinary shares have a limited trading history, the Company estimated the volatility of its ordinary shares at the date of grant based on the historical volatility of five comparable companies in the drugstore industry for a period equal to the option life for the share options. The risk-free rate applied in the valuations of the share options was based on the 10-year U.S. Treasury yield curve rates as of the grant date on January 5, 2009. The suboptimal exercise factors applied in the valuations of share options granted were estimated based on the early exercise behavior of employees with share options.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
21	SHARE-BASED PAYMENTS — CONTINUED
For share options granted during 2010, the Company estimated the historical volatility of its ordinary shares at the date of grant based on the historical volatility of the Company from the date the Company was listed to the valuation date and the historical volatility of the other four comparable companies in the drugstore industry for a period equal to the option life for the share options. The risk-free rate applied in the valuations of the share options was based on the 10-year U.S. Treasury yield curve rates as of the grant date in 2010. The suboptimal exercise factors applied in the valuations of share options granted were estimated based on the early exercise behavior of employees with share options.
The fair value of the fully vested and non-vested ordinary shares granted to the employee was determined by management based on the closing trading stock price of the Company on the date of grant.
In connection with the share options and ordinary shares granted under the 2007 Plan during the year ended December 31, 2010, the Company recorded share-based compensation expense of RMB2,329, RMB2,917 and RMB5,712 in general and administrative expenses for years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, the Company had unrecognized compensation expense of RMB2,537 related to unvested share options and non-vested ordinary shares, which is expected to be recognized over a weighted average period of 1.5 years.
A summary of the Company’s option activities for the years ended December 31, 2008, 2009 and 2010 is presented below:

		Weighted		Weighted average	Aggregate
	Number of	average		remaining	intrinsic value
	options	exercise price		contractual term	(USD millions)

Outstanding as of January 1, 2008	8,233,556	USD	0.87
Exercised	(3,296,192)	USD	0.63
Forfeited	(34,186)	USD	0.75

Outstanding as of December 31, 2008	4,903,178	USD	1.03
Granted	600,000	USD	2.40
Exercised	(2,708,412)	USD	0.72
Forfeited	(63,200)	USD	0.74

Outstanding as of December 31, 2009	2,731,566	USD	1.64
Granted	1,000,000	USD	3.73
Exercised	(1,559,872)	USD	0.95
Forfeited	(681,944)	USD	3.13
Cancelled	(150,000)	USD	8.10
Outstanding as of December 31, 2010	1,339,750	USD	2.51	6.1 years	0.5

Exercisable as of December 31, 2010	539,750	USD	0.72	1.9 years	1.2

The total intrinsic value of share options exercised during the years ended December 31, 2008, 2009 and 2010 was USD15,449, USD6,356 and USD2,458, respectively. The intrinsic value is calculated as the difference between the market value of shares on the date of exercise and the exercise price of the shares.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
21	SHARE-BASED PAYMENTS — CONTINUED
The intrinsic value of share options outstanding and options exercisable is calculated as the difference between the market value of the shares as of December 31, 2010 and the exercise price of the shares.
A summary of the status of the Company’s non-vested ordinary shares granted to employees as of December 31, 2010, and changes during the year then ended are presented below:

		Weighted average
	Number of	grant dtae
	options	fair value
Outstanding as of January 1, 2010	—		—
Granted	50,000	USD	3.49
Vested	(30,000)	USD	3.49

Outstanding as of December 31, 2010	20,000	USD	3.49

22	PENSION AND OTHER POST RETIREMENT BENEFITS
Pursuant to the relevant PRC regulations, the Company’s PRC subsidiaries are required to make contributions at rates ranging from 10% to 22% of their employees’ salaries and wages to a defined contribution retirement scheme organized by the local social security bureaus. The amount of contributions charged to expense in the consolidated statements of income was RMB30,053, RMB28,652 and RMB31,321 for the years ended December 31, 2008, 2009 and 2010, respectively.
The Group has no other obligation to make payments in respect of retirement benefits of the employees.
23	EARNINGS PER SHARE

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Numerator:
Net income attributable to China Nepstar Chain Drugstore Ltd. ordinary shareholders	192,746	139,976	16,508

Denominator:
Basic weighted average number of ordinary shares	212,984,310	208,215,802	209,550,935
Dilutive effect of outstanding share Options and non-vested shares	5,301,941	2,440,018	855,625

Dilutive weighted average number of ordinary shares	218,286,251	210,655,820	210,406,560

Basic earnings per ordinary share:	0.90	0.67	0.08

Diluted earnings per ordinary share	0.88	0.66	0.08

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
23	EARNINGS PER SHARE — CONTINUED
In the calculation of diluted earnings per share, the Company excluded nil, 800,000 and 800,000 potential ordinary shares issuable upon exercise of employee share options, for the year ended December 31, 2008, 2009 and 2010, respectively, as their effect would be anti-dilutive.
24	RELATED PARTY BALANCES AND TRANSACTIONS
For the periods presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Purchases from related parties (Notes 24(a) and 24(b))	410,305	89,560	121,439
Sales to related parties (Note 24(c))	1,020	3,936	4,817
Rent of property from related parties (Note 24(e))	180	1,082	1,082

	December 31,
	2009	2010
	RMB	RMB

Prepayments for purchase of merchandise paid to related parties (Note 24(b))	38,102	—
Amounts due from related parties (Note 24(d))	7,306	12,358
Amounts due to related parties (Note 24(f))	12,533	24,461

Notes:

(a)	The Group purchased merchandise from the following related parties in the normal course of business:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Yunnan Jian Zhijia Health Chain Co., Ltd. (an affiliated entity of Yunnan Nepstar)	279,900	—	—
Neptunus Group and its affiliates	130,405	89,560	121,439

	410,305	89,560	121,439

Except for the prepayments made by the Group to two affiliates of Neptunus Group, Shandong Neptunus Galaxy Medicine Co., Ltd. and Shenzhen Neptunus Changjian Pharmaceutical Co., Ltd. and its affiliates for procurement of merchandise (see Note 24(b)), the payment terms offered by the related parties to the Group for purchase of merchandise ranged from 60 to 90 days. For the periods presented, none of the Group’s suppliers accounted for 10% or more of the Group’s purchases of merchandise, except for Yunnan Jian Zhijia Health Chain Co., Ltd., which accounted for 21.4% of the Group’s total purchases of merchandise for the year ended December 31, 2008.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
24	RELATED PARTY BALANCES AND TRANSACTIONS — CONTINUED

(b)
In April 2008, the Group made total prepayments of RMB132,871 to Shandong Neptunus Galaxy Medicine Co., Ltd. and Shenzhen Neptunus Changjian Pharmaceutical Co., Ltd. and its affiliates for the procurement of merchandise. China Neptunus Drugstore Holding Ltd., the controlling shareholder of the Company and Mr. Simin Zhang, Chairman of the Company’s Board of Directors, have provided guarantee to the Group to indemnify damages, if any, incurred by the Group due to breach of contract by the two related party suppliers. During the years ended December 31, 2008 2009 and 2010, the Group purchased merchandise of RMB62,565 and RMB32,204 and RMB38,102 from these suppliers. The Group has fully utilized the prepayments as of December 31, 2010.

(c)	In the normal course of business, the Group sold merchandise to the following related parties as follows:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Yunnan Jian Zhijia Health Chain Co., Ltd. (an affiliated entity of Yunnan Nepstar)	—	—	1,607
Neptunus Group and its affiliates	1,020	3,936	3,210

	1,020	3,936	4,817

(d)	The amounts due from related parties represent the following:

	December 31,
	2009	2010
	RMB	RMB
Amount due from Neptunus Group and its affiliates related to

Sales of merchandise (Note 24(c))	3,936	3,210
Expenses paid on behalf of related parties	3,370	6,993

	7,306	10,203

Amount due from Yunnan Jian Zhijia Health Chain Co., Ltd.

Sales of merchandise (Note 24(c))	—	1,607
Expenses paid on behalf of related parties	—	548

	—	2,155

Expenses paid on behalf of related parties related to miscellaneous expenses paid by the Group on behalf of Neptunus Group and its affiliates and Yunnan Jian Zhijia Health Chain Co., Ltd. respectively. The amount due from Neptunus Group was settled in February 2011 and the amount due from Yunnan Jian Zhijia Health Chain Co., Ltd. is expected to be setteled within one year.

(e)
The Group rented a property from Neptunus Group and its affiliates under an operating lease arrangement entered in November 2008. The monthly rental is approximately RMB90 and the lease agreement expires in October 2011.

(f)	The balances represent amounts due to Neptunus Group and its affiliates in connection with the purchase of merchandise as described in Note 24(a) above.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share data)
25	COMMITMENTS AND CONTINGENCIES
Operating lease commitments
Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2010 were as follows. The Group’s leases do not contain any contingent rental payments terms.

		Warehouses and
Years ending December 31,	Store premises	office premises	Total
	RMB	RMB	RMB

2011	211,136	13,181	224,317
2012	233,042	7,998	241,040
2013	140,359	6,106	146,465
2014	84,834	3,234	88,068
2015	36,170	1,071	37,241
Thereafter	21,390	270	21,660

Total	726,931	31,860	758,791

The Group’s rental expenses under operating leases amounted to RMB317,493, RMB323,548 and RMB367,603 for the years ended December 31, 2008, 2009 and 2010, respectively.
26	FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of the Group’s financial assets and liabilities, such as cash, accounts and other receivables, short-term bank loans, amounts due from/to related parties and accounts and other payables, approximate their fair values because of the short maturity of these instruments. The fair value of held-to-maturity investment securities is disclosed in Note 4. The fair value of cost method equity investments and equity method investment cannot be reasonably estimated without incurring excessive cost. However in the opinion of management, the estimated fair values of these investments are not significantly different from their current carrying values.
27	SUBSEQUENT EVENT
On January 18, 2011, the Company’s Board of Directors approved the payment of a special cash dividend of USD0.15 per ordinary share to the ordinary shareholders on record as of close of business on January 31, 2011.