Form 20-F
period 2011-12-31
China Nepstar Chain Drugstore Ltd.
filed 2012-04-24
CIK 1414850

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

202,783,480 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.  Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).  Yes  ☐  No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12,13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐  No  ☐

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

ANNUAL REPORT ON FORM 20-F

Exhibit 4.5.7

Exhibit 4.5.8

Exhibit 8.1

Exhibit 12.1

Exhibit 12.2

Exhibit 13.1

Exhibit 13.2

Exhibit 23.1

Exhibit 101. INS

Exhibit 101. SCH

Exhibit 101. CAL

Exhibit 101. DEF

Exhibit 101. LAB

Exhibit 101. PRE

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

•	“Nepstar E-Commerce” is to Shenzhen Nepstar E-Commerce Co., Ltd., a PRC-incorporated company;

•

“Shenzhen Nepstar” is to Shenzhen Nepstar Chain Co., Ltd., a PRC-incorporated company that operates Nepstar drugstores under the trade name Nepstar and our online retail business and whose operating results are consolidated with our operating results;

•	“Nepstar group companies,” “we,” “us,” “our company” and “our” are to China Nepstar, its predecessor entities and its consolidated entities;

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•

“regional Nepstar companies” are to the PRC-incorporated companies, including Shenzhen Nepstar, that operate Nepstar drugstores in their respective regions under the trade name Nepstar and whose operating results are consolidated with our operating results;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

Names of certain companies provided in this annual report are translated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011 and as of December 31, 2010 and 2011.

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

The following selected consolidated statement of income data for the years ended December 31, 2009, 2010 and 2011 and selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of income data for the years ended December 31, 2007 and 2008 and selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from audited consolidated financial statements not included in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements included in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2007	2008	2009 (1)	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Income Data
Revenue	1,954,683	2,396,642	2,217,613	2,356,604	2,491,290	395,826
Gross profit	862,672	1,138,890	1,074,215	1,163,939	1,188,637	188,855
Sales, marketing and other operating expenses (2)	(606,340)	(898,019)	(858,072)	(985,510)	(1,015,165)	(161,294)
General and administrative expenses (3)	(75,514)	(99,495)	(105,652)	(128,196)	(120,671)	(19,173)
Income from operations	180,818	141,376	110,491	21,270	38,637	6,138
Net income attributable to China Nepstar Chain Drugstore Ltd.	148,165	192,746	139,976	16,508	35,933	5,709
Accretion to Series A redeemable convertible preferred shares redemption value	(15,135)	—	—	—	—	—
Net income attributable to China Nepstar Chain Drugstore Ltd. ordinary shareholders	133,030	192,746	139,976	16,508	35,933	5,709
Net earnings per share
Basic	0.80	0.90	0.67	0.08	0.17	0.03
Diluted	0.80	0.88	0.66	0.08	0.17	0.03
Shares used in computation
Basic	128,976,023	212,984,310	208,215,802	209,550,935	206,127,305	206,127,305
Diluted	130,091,840	218,286,251	210,655,820	210,406,560	206,377,682	206,377,682

(1)	In January 2009, our board of directors approved the termination of the voting rights agreement that assigned to us an additional 30.0% of the total voting rights of Yunnan Jianzhijia Chain Drugstore Ltd., or JZJ, our 40.0% owned affiliate. As a result, since the first quarter of 2009, JZJ has not been our consolidated subsidiary and its financial results have been accounted for under the equity method.
(2)	Sales, marketing and other operating expenses included share-based compensation expenses of RMB1.8 million in 2007, RMB0.5 million in 2008, RMB73,000 in 2009, RMB18,000 in 2010 and nil in 2011.
(3)	General and administrative expenses included share-based compensation expenses of RMB6.9 million in 2007, RMB3.7 million in 2008, RMB2.9 million in 2009 and RMB5.8 million in 2010. In 2011, 600,000 unvested share options granted to a former executive officer were forfeited. As a result, the corresponding share-based compensation costs recognized in previous year for the unvested share options were reversed and an amount of RMB1.2 million (US$0.2 million) was credited to general and administrative expenses for 2011.

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash, cash equivalents and other bank deposits	2,168,911	1,197,884	666,012	1,139,796	810,885	128,837
Restricted cash	—	—	765,000	5,000	—	—
Held-to-maturity investment securities	600,000	641,000	400,000	—	—	—
Inventories	285,307	373,689	369,775	433,265	437,058	69,442
Accounts receivable, net of allowance for doubtful accounts	54,753	88,136	72,561	83,722	102,937	16,355
Prepayments for purchase of merchandise paid to related parties	4,452	70,306	38,102	—	—	—
Total current assets	3,225,051	2,572,476	2,469,817	1,805,442	1,480,369	235,208
Property and equipment, net	172,171	240,396	204,710	192,019	141,817	22,532
Long-term bank time deposits	—	—	—	—	169,000	26,851
Total assets	3,438,541	3,498,773	2,820,576	2,153,109	1,942,197	308,585
Accounts payable	233,425	267,250	313,794	313,773	352,386	55,988
Amounts due to related parties	50,544	64,200	12,533	24,461	18,169	2,887
Total current liabilities	464,432	490,699	995,202	548,186	527,818	83,862
Total non-current liabilities	—	25,435	47,642	35,716	60,125	9,553
Total shareholders’ equity	2,955,145	2,959,474	1,777,732	1,569,207	1,354,254	215,170

Exchange Rate Information

This annual report on Form 20-F contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at the rate of RMB6.2939 to US$1.00, the exchange rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board of the United States as of December 30, 2011. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuations in the exchange rates of the Renminbi may have a material adverse effect on your investment” and “— Governmental control of currency conversion may affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 20, 2012, the exchange rate as published by the Federal Reserve Board of the United States was RMB6.3080 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	RMB per U.S. Dollar Exchange Rate (1)
Period	Period End	Average (2)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3172	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20)	6.3080	6.3052	6.3150	6.2975

(1)	For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board of the United States.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We distribute substantially all of our products to our stores through our national distribution center located near our headquarters in Shenzhen and 16 regional distribution centers located in various regions in China, and we deliver merchandise from these distribution centers to our stores using our own vehicles. Our ability to meet customer demand may be significantly disrupted if we do not successfully operate our distribution centers and efficiently conduct our distribution activities, or if one or more of our distribution centers are destroyed or forced to shut down for any reason, including as the result of a natural disaster. Any disruption in the operation of our distribution centers could result in higher costs or longer lead times associated with distributing our products. In addition, as it is difficult to predict accurate sales volume in our industry, we may be unable to optimize our distribution activities, which may result in excess or insufficient inventory, warehousing, fulfillment or distribution capacity. Furthermore, failure to effectively control damage to products during distribution could decrease our operating margins and reduce our profitability.

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

We began to expand our product offerings in May 2010 by introducing more non-pharmaceutical products to address the wider needs of our customers for a healthy and convenient lifestyle and to reduce downside risks in terms of unfavorable government policies in price control over pharmaceutical products. However, we may be less successful than anticipated in boosting store traffic and increasing profitability. In addition, the expansion of our product offerings can be costly due to intensive promotional activities and excessive logistics charges in inventory maintenance and delivery. Also, due to build-up of new product inventory, our cash flow from operations may be stretched. If we cannot successfully achieve and maintain customer acceptance and control our expenses in execution of our product offering expansion, our profitability and prospects may be materially and adversely affected.

Our private label products may not achieve or maintain broad market acceptance.

We began introducing private label products in September 2005, and sales of private label products accounted for 30.0% of our revenue and 41.3% of our gross profit in 2011. These products generally have higher profit margins than our other similar products. We believe that our success in gaining and maintaining broad market acceptance of our private label products depends on many factors, including:

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

Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. The trademark “Neptunus,” or “ 海王” in Chinese, is owned by Shenzhen Neptunus Group Co., Ltd., or the Neptunus Group, and we have obtained, under a license agreement, the non-exclusive right to use this trademark so long as the trademark is valid. The trademark “Neptunus,” or “Haiwang,” is also used by the Neptunus Group, its subsidiaries and affiliated entities, which are controlled by Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, China Neptunus Drugstore Holding Ltd., or Neptunus BVI. We have also obtained rights to use an aggregate of 512 additional trademarks, including 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use, and 13 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2011, we have developed 1,885 private label products with these licensed trademarks. If the Neptunus Group, any of its subsidiaries or affiliated entities, or any third party uses the trade name “Neptunus,” or trademarks we use to develop our private labels in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2011, we had 2,435 leased properties with an aggregate gross floor area of 330,329 square meters, of which 258,144 square meters were used as drugstores. 255 or approximately 10.5% of these leased properties had defects in their legal titles, which as a percentage of leased properties is lower than in 2010. This decrease was largely due to the closure of some of the older stores with legal title defects and the correction of legal title defects when we renewed leases of our stores. Of all of the properties with defects in legal titles, 27,048 square meters were used as drugstores, equivalent to approximately 10.5% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds cannot be obtained from the relevant landlord; and (ii) the identity of the landlord as it appears on the relevant leasing contract does not match the identity of the registered owner as it appears on the property title deeds and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the former type of defects in title was 18,897 square meters, or approximately 7.3% of the total gross floor area of our drugstores, and with the latter type of defects in title was 8,151 square meters, or approximately 3.2% of the total gross floor area of our drugstores. In the absence of proper title documents, the relevant leasing contracts may not be valid or enforceable. We have been working to cure, or cause to be cured, defects in property titles and the related costs have been immaterial. We do not expect to incur material costs to cure outstanding defects in property titles in the future. Although we believe that failure to cure these defects would not result in the loss of a significant number of these leases, if any of such defects of title for these occupied properties is not cured, we may lose our rights to use some of these properties, and our business and operations may be severely disrupted. In addition, 102,310 square meters, or approximately 31.0% of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. We do not believe that the failure of registration will affect the validity or performance of these leases. We are making efforts to urge our landlords to cooperate with us to complete the required registrations as tenants alone cannot effect registrations under the applicable PRC regulations. However, if the required registrations are not effected, the relevant governmental authorities have the right to request both our landlords and us to complete the registrations and we could be subject to fines, the amount of which differs in various regions in China.

We have experienced, and may continue to experience, increasing rental costs as to the lease of our stores.

We have been experiencing increases in rental costs for the leasing of our stores in the past few years. In particular, the average rental expense for existing stores with renewal leases in 2010 and 2011, which were 431 and 494 stores, respectively, increased by approximately 14% and 19%, respectively, upon renewal of the existing leases of such stores. A majority of our leases have a five-year term. We expect rental costs for our stores to continue to increase in the future as China’s economy continues to grow and competition for desirable rental locations intensifies. Increase in rental costs may have a material adverse effect as to our financial condition and results of operations if we are unable to offset such higher costs through higher prices and/or increasing operational efficiency at our existing stores. In addition, higher rental costs may increase the amount of time required before our new stores would achieve profitability and affect our ability to expand our network of stores, which could materially and adversely impact our business and prospects.

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

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceutical and other healthcare products, such as with respect to improper filling of prescriptions, labeling of prescriptions, adequacy of warnings, and unintentional distribution of counterfeit drugs. Furthermore, the applicable laws, rules and regulations require our in-store pharmacists to offer counseling, without additional charge, to our customers about medication, dosage, delivery systems, common side effects and other information the in-store pharmacists deem significant. Our in-store pharmacists may also have a duty to warn customers regarding any potential adverse effects of a prescription drug if the warning could reduce or negate these effects and we may be liable for claims arising from advice given by our in-store pharmacists. In addition, product liability claims may be asserted against us with respect to any of the products we sell and, as a retailer, we are required to pay for damages for any successful product liability claim against us, although we may have the right under applicable PRC laws, rules and regulations to recover from the relevant manufacturer for compensation we paid to our customers in connection with a product liability claim. We may also be obligated to recall affected products. Any product liability claim or product recall may result in adverse publicity regarding us and the products we sell, which would harm our reputation. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business, and our reputation as well as our brand name may also suffer. We, like many other similar companies in China, do not carry product liability insurance. As a result, any imposition of product liability could materially harm our business, financial condition and results of operations. In addition, we do not have any business interruption insurance due to the limited coverage of any business interruption insurance in China, and as a result, any business disruption or natural disaster could severely disrupt our business and operations and significantly decrease our revenue and profitability.

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

Failure to manage our operations effectively could strain our management, operational and other resources, which could materially and adversely affect our business and future growth.

We have grown rapidly since our inception. The growth of our business has resulted in, and may continue to result in, substantial demands on our management, operational and other resources. In particular, the management of our growth will require, among other things:

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

Acquisitions have been and are expected to continue to be a part of our long-term growth strategy, and could expose us to significant business risks.

One of our long-term growth strategies is to grow our business through selective acquisitions, especially in cities where local regulations prohibit the opening of new drugstores within certain distances of an existing drugstore, and in cities that are close to our distribution centers in order to gain operational efficiencies in distribution and leverage our information technology infrastructure over a broader store base. In 2010, we completed the acquisition of 17 stores, including eight stores from Wenzhou Ren Ren Hao Chain Drugstore Ltd., six stores from Beijing Xiang Yun Kang Drugstore, and three stores from Shanghai Riye Chain Co., Ltd. In 2011, we completed the acquisition of another store from Shanghai Riye Chain Co., Ltd.

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

Our online business has a short operating history, as a result, it may be difficult to evaluate its performance and prospects.

In November 2010, we launched a pilot version of our e-commerce website and in January 2011 launched our official e-commerce website, www.star365.com. However, we did not sell any pharmaceutical products through the website until October 1, 2011. In 2011, our online sales generated through our own website amounted to RMB0.3 million (US$0.04 million), including sales of both pharmaceutical and non-pharmaceutical products. Our ability to generate a profit from online sales from our own website and from any potential revenue-sharing with portal partners or collection of advertising fees remains unproven. Our online business strategy has not been tested over time and we cannot be certain that we will be able to successfully manage or grow our online business. We may incur significant costs as we continue to implement and improve our e-commerce platform. Given the limited operating history of our online business, it may be difficult for you to evaluate its performance and prospects. In addition, although our subsidiary, Nepstar E-Commerce, has obtained a value-added telecommunications service license, our e-commerce business is currently operated by Shenzhen Nepstar, which, as of the date of this Annual Report, was still in the process of applying for such license. Failure to timely obtaining the value-added telecommunications service license by Shenzhen Nepstar may subject us to a fine of up to five times of the revenue generated by our online business and the suspension of our e-commerce business website.

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

As of December 31, 2011, Simin Zhang, our founder and chairman of our board of directors, through Neptunus BVI, beneficially owned 52.8% of our outstanding share capital. As such, Mr. Zhang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may also cause the price of our ADSs to decline significantly.

If we grant additional share options, restricted shares or other share-based compensation in the future, our operating results could be materially adversely affected.

As of December 31, 2011, there were options to purchase 409,750 of our ordinary shares under our pre-IPO share option scheme, or the Pre-IPO Share Option Scheme. In addition, as of the date of this annual report, we are allowed to issue up to 6,830,000 share options, restricted shares or other share-based compensation in the future to our management and other personnel under our 2007 share incentive plan. We recognize as an expense, the fair value of share options and other share-based compensation based on the fair value of equity-classified awards on the date of the grant, with the compensation expense recognized generally over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares and other equity incentives to our employees in the future, we could incur significant compensation expenses which could materially reduce our net income, and your investment in our ADSs could be significantly diluted.

We may need additional capital and may not be able to obtain it at acceptable terms or at all.

As of December 31, 2011, we had total cash, cash equivalents and bank time deposits (including long-term bank time deposits) of RMB979.9 million (US$155.7 million). Based on our current operating plans, we expect our existing resources, including our current cash and cash flows from operations, to be sufficient to fund our anticipated cash needs, including for working capital, repayment to borrowings and capital expenditures for at least the next 12 months. We may, however, need to raise additional funds if our expenditures exceed our current expectations due to changed business conditions or other future developments. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible or exchangeable to our equity securities would result in additional dilution to you. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that restrict our operational flexibility. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

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

Our business growth primarily depends on the size of the retail market of pharmaceutical products in China. As a result, our revenue and profitability may be negatively affected by changes in national, regional or local economic conditions and consumer confidence in China. In particular, as our stores are typically located in metropolitan markets, where living standards and consumer purchasing power are higher than rural areas, we are especially susceptible to changes in economic conditions, consumer confidence and customer preferences of the urban Chinese population. External factors beyond our control that affect consumer confidence include unemployment rates, levels of personal disposable income, national, regional or local economic conditions and acts of war or terrorism. Changes in economic conditions and consumer confidence could adversely affect consumer preferences, purchasing power and spending patterns. For example, the global financial crisis that occurred in the second half of 2008 caused, among other things, lower customer spending across China in the first half of 2009, as well as the closure of factories and other businesses in the Pearl River Delta where a significant portion of our stores are located. As a result, sales at our stores located in these areas declined in 2009. Although we have taken steps to close unproductive stores in affected areas, our ability to reduce costs to offset the results of a prolonged or severe economic downturn is limited given our fixed costs associated with our operations. In addition, we cannot assure you that market conditions will continue to improve in the near future or that our results will not continue to be materially and adversely affected. Furthermore, acts of war or terrorism may cause damage to our facilities, disrupt the supply of the products and services we offer in our stores or adversely impact consumer demand. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

PRC government regulations on the price of pharmaceutical products may have a material adverse effect on our revenue and profitability.

A substantial portion of our pharmaceutical products, primarily those included in the national and provincial medical insurance catalogs or in the national essential drug list, which are collectively referred to in this annual report as Essential Drug and Reimbursement Lists, are subject to price controls in the form of fixed retail prices or retail price ceilings. See “Item 4. Information on the Company — B. Business Overview — Regulation — Price Controls.” In addition, the retail prices of these products are also subject to periodic downward adjustments as the PRC governmental authorities seek to make pharmaceutical products more affordable to the general public. Since May 1998, the relevant PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products. In 2009, 2010 and 2011, approximately 7.7%, 31.1% and 30.0% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. In March 2011, the National Development and Reform Commission, or the NDRC, implemented price ceilings on 1,265 types of drugs, mainly commonly-used antibiotics and circulatory system medications, including 460 pharmaceutical products carried by our stores. Furthermore, the relevant PRC governmental authorities may impose ceilings on the gross margin that retailers may earn for products included in the Essential Drug and Reimbursement Lists, which may have a negative impact on our gross margin. For example, on September 1, 2010, the Price Bureau of Guangdong Province implemented guidelines relating to the control of maximum retail prices, maximum wholesale prices, and the maximum spread between the retail and wholesale prices of generic pharmaceutical products subject to government-guided pricing. In addition, effective July 1, 2012, pursuant to the Interim Measures on the Price Control of Drugs, enacted by the NDRC, the selling price in not-for-profit hospitals and other not-for-profit healthcare institutions for any pharmaceutical product that is subject to price control cannot exceed the higher of 25% of the sourcing price or an additional RMB69. Since a substantial number of drugs carried in our stores are also available for distribution through hospitals, such price control may have a material adverse effect on our revenue and profitability.

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

Our business and growth may be materially and adversely affected by ongoing healthcare reforms in China.

Ongoing healthcare reforms in the PRC aim to make healthcare more affordable as one of their primary goals. In January 2009, the PRC government approved in principle a healthcare reform plan to address the affordability of healthcare services, the rural healthcare system and healthcare service quality in China. In March 2009, the Chinese government published the healthcare reform plan, which broadly addressed medical insurance coverage, essential medicines, provision of basic healthcare services and reform of public hospitals. The implementation plan also called for additional government spending on healthcare totaling RMB850.0 billion over a three-year period from 2009 to support the reform plan. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the PRC government is aiming to construct a large number of community clinics in urban areas that will dispense pharmaceutical products at a very low margin, which may result in a decrease in the number of customers visiting our stores. Furthermore, such healthcare reform may result in continued downward adjustment as to the pricing of pharmaceutical products listed on the Essential Drug and Reimbursement Lists, the expansion of the pharmaceutical products that are covered by the Essential Drug and Reimbursement Lists or other measures that could adversely affect our business. See “—The retail prices of some of our products are subject to control, including periodic downward adjustment, by PRC governmental authorities.” We cannot assure you that any reform of the healthcare sector in China would not have a material adverse effect on our business and prospects.

We may be subject to fines and penalties if we fail to comply with the applicable PRC laws, rules and regulations governing sales of medicines under the PRC National Medical Insurance Program.

Eligible participants in the PRC national medical insurance program, mainly consisting of urban residents in China, are entitled to buy medicines using their medical insurance cards in an authorized pharmacy, provided that the medicines they purchase have been included in the Essential Drug and Reimbursement Lists. The pharmacy in turn obtains reimbursement from the relevant government social security bureaus. Moreover, the applicable PRC laws, rules and regulations prohibit pharmacies from selling goods other than pre-approved medicines when purchases are made with medical insurance cards. We have established procedures to prohibit our drugstores from selling unauthorized goods to customers who make purchases with medical insurance cards. However, we cannot assure you that those procedures will be strictly followed by all of our employees in all of our stores. In the past, there have been incidents involving our store staff selling products other than pre-approved medicines to customers who make payment with medical insurance cards, and we have been subject to negative publicity, fines and other administrative penalties. If any of our drugstores or sales personnel is found to have sold products other than pre-approved medicines to customers who make payment with medical insurance cards, we would be subject to fines or other penalties, and, to the extent we have outstanding claims from government social security bureaus, those claims could be rejected. In addition, if we are deemed by the relevant local authorities to have violated such regulations, we may be subject to fines or other penalties. Any of these occurrences could damage our reputation as well as have a material adverse effect on our business, financial condition and results of operations. Furthermore, in the second half of 2011, certain cities in China, such as Chengdu, Ningbo and Dalian, have begun to promulgate local regulations prohibiting sale of non-pharmaceutical products in pharmacies where medical insurance cards are accepted, which have had and are expected to continue to have adverse impact to our business in these cities.

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

In addition, foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. Specifically, foreign investors are not allowed to own more than 50.0% of the equity interests in any “value-added telecommunications services” provider, or an entity conducting an Internet content distribution business. We depend on Shenzhen Nepstar to operate our online business and generate revenue from online sales. Because we are a Cayman Islands company and our wholly owned PRC subsidiary Nepstar Pharmaceutical is considered a foreign-invested enterprise, Nepstar Pharmaceutical has entered into contractual arrangements with Nepstar IT Service, Nepstar Management Consulting and their shareholders to retain control over Shenzhen Nepstar. Nepstar IT Service and Nepstar Management Consulting each own 41% and 10% of the equity interest in Shenzhen Nepstar respectively.

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

We conduct all of our business through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends by our consolidated PRC entities only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. As of December 31, 2011, the accumulated balance of our statutory reserve funds totaled RMB95.2 million (US$15.1 million). Our statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future, some of our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially restrict our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited presidential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our consolidated entities established in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. However, since many laws, rules and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Chinese pharmaceutical industry and retail industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

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

Furthermore, the provincial authorities in China have from time to time increased the applicable statutory minimum wage. These repeated adjustments have substantially increased our labor costs and we expect to face rising labor costs in the future. In 2011, we incurred an additional RMB17.9 million (US$2.8 million) in labor costs, primarily due to minimum wage adjustments. As a result of repeatedly revised statutory minimum wage levels, we cannot assure you that we will be able to control our labor costs.

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

We are required under PRC law to make contributions to our employee benefit plans including pension, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Our contributions are made based on salaries, bonuses and certain allowances of our employees, in amounts within the range specified by the respective local government authorities where we operate our businesses. The total amount of contributions we incurred for these employee benefit plans in 2009, 2010 and 2011, was RMB28.7 million, RMB31.3 million and RMB34.4 million (US$5.5 million), respectively.

On October 28, 2010, the Standing Committee of the National People’s Congress of China promulgated a new social security act, namely, the Social Insurance Law of the PRC, which took effect on July 1, 2011. The Social Insurance Law regulates five basic social security insurance schemes: pension, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. The Social Insurance Law covers all employing entities within China and all individuals, including city residents, flexible employment individuals, migrant workers and foreigners working in China, and provides for new mandatory means to collect social insurance premiums where an employer fails to pay the social insurance contributions in full and on time. Further, an employer who fails to pay the social insurance contributions in full and on time may be penalized with late payment surcharges and face administrative fines up to three times the amount of the social insurance premiums outstanding. Under the Social Insurance Law, the amount of our statutory social insurance contributions has increased which increases our operating expenses and adversely affects our business and results of operations.

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

In addition, under the CIT Law, the Notice of the State Administration of Taxation on Overview of Treaty Dividends Withholding Tax Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on January 1, 2007 in the PRC, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which was issued on October 27, 2009, dividends from our PRC subsidiaries paid to us may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if we are considered as a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. Although we are a Cayman Islands-incorporated company, we have received from the relevant tax authorities in Hong Kong a certification of resident status and are considered as a Hong Kong tax resident and subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. We have determined that we have qualified for the 5% withholding tax rate pursuant to the Double Taxation Arrangement (Hong Kong). However, we continue to actively monitor the level of withholding tax in which we may be subject and are continuing to evaluate appropriate organizational changes, if any, to minimize the corresponding tax impact.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Similarly, approval from the SAFE is required where foreign currency, in the form of capital investment, is to be converted into Renminbi, and penalties may be imposed for failure to comply with related requirements, including use of such funds. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

We converted approximately US$350.0 million net proceeds from our initial public offering into Renminbi in December 2007 and January 2008. However, in July 2010, SAFE assessed a one-time non-recurring penalty of approximately RMB25.5 million against us for failing to comply with relevant procedures, citing that the purposes for the conversion of the net proceeds as stated at the time of conversion were not entirely consistent with our subsequent use of such proceeds. We recognized the expense of approximately RMB25.5 million in the second quarter of 2010. We fully paid the penalty in July 2010.

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

Based on the quarterly average valuation of our assets, including goodwill for the taxable year ended on December, 31, 2011, we may have been a PFIC for our taxable year ended on December 31, 2011, although there can be no certainty in this regard due to the complex nature of the applicable rules. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for any taxable year cannot be determined until after the close of such taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. In addition, although the law in this regard is unclear, we treat the regional Nepstar companies and Nepstar E-Commerce as being owned by us for U.S. federal income tax purposes, not only because we retain control over their management decisions but also because we retain the economic risks and rewards of these entities. If it were determined, however, that we are not the owner of the regional Nepstar companies and Nepstar E-Commerce for U.S. federal income tax purposes, we would be more likely to be treated as a PFIC for any taxable year.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor, unless you make a timely “mark-to-market” election that may mitigate these consequences. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisor regarding the application of the PFIC rules in your particular circumstances and the advisability of making a mark-to-market election.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report may be located in the Peoples’ Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Our operations are principally conducted in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s reports included in our filings with the U.S. Securities and Exchange Commission is not currently inspected by the PCAOB.

Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to audits outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

In January 2009, our board of directors approved the termination of a voting rights agreement which had assigned 30% of the total voting rights of JZJ to us. JZJ’s other shareholders have expressed an intention to pursue the listing of the portion of the equity interest they hold in JZJ on the Shenzhen Stock Exchange in three years through a holding company. As of December 31, 2008, JZJ had 355 drugstore outlets, all of which were located in Yunnan province in southwestern China. As a result of the termination of the voting rights agreement, beginning in the first quarter of 2009, JZJ is no longer a consolidated subsidiary of China Nepstar and is accounted for under the equity method of accounting. See note 10 to our audited consolidated financial statements included in this annual report.

In August 2009, we established Fuzhou Nepstar Chain Co., Ltd., or Fuzhou Nepstar, with Nepstar Pharmaceutical holding 49.0% and Nepstar IT Service and Nepstar Management Consulting holding the remaining 51.0% of the equity interest.

In December 2009, we formed Nepstar E-Commerce as a subsidiary of Nepstar Pharmaceutical to operate our e-commerce business. On May 20, 2010, Nepstar Pharmaceutical entered into transfer agreements with Nepstar IT Service and Nepstar Management Consulting, respectively, to transfer to each a 50.0% equity interest in Nepstar E-Commerce. In August 2011, we changed the operator of our e-commerce business from Nepstar E-Commerce to Shenzhen Nepstar. As of December 31, 2011, Shenzhen Nepstar was in the process of applying for the value-added telecommunications service license which is required for the operation of our e-commerce business. We launched a pilot version of our e-commerce website in November 2010. In January 2011, we launched our official e-commerce website, www.star365.com. On October 1, 2011, we began selling over-the-counter drugs through the website.

In August 2011, we transferred our 100% equity interest in Shenzhen Nepstar Industrial Co., Ltd., or Nepstar Industrial, to the Neptunus Group, for cash consideration of RMB20.0 million (US$3.2 million). Such divestment simplified our corporate structure with no impact on our financial position or business, as we had not conducted any operations under Nepstar Industrial since its establishment in 2009.

We currently operate our drugstore business in China through a series of contractual arrangements Nepstar Pharmaceutical entered into with Nepstar IT Service, Nepstar Management Consulting and their shareholders to retain control over the regional Nepstar companies, including Fuzhou Nepstar, and Nepstar E-Commerce, as well as to retain the economic risks and rewards of these entities. See “Item 4. Information on the Company — C. Organizational Structure.”

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

In 2009, 2010 and 2011, our capital expenditures totaled RMB81.7 million, RMB58.2 million and RMB32.8 million (US$5.2 million), respectively. In the past, our capital expenditures were used primarily to open drugstores, acquire drugstores through business combinations, set up distribution centers and install and upgrade our integrated information management system. We estimate that our capital expenditures in 2012 will range from approximately RMB40.0 million to RMB60.0 million, which we plan to use to open new stores and refurbish existing stores in China.

B.	Business Overview

We are the largest retail drugstore chain in China, with a network of 2,395 directly operated drugstores spanning 74 cities across 14 provinces and direct-controlled municipalities in China as of December 31, 2011. We believe we have succeeded in building a national retail drugstore chain with an extensive footprint in China and we have the leading market position in a number of the most developed cities in China, including Shenzhen, Dalian, Hangzhou, Ningbo, and Suzhou, in terms of store count.

We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including over-the-counter drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. Unlike most other drugstores and retail drugstore chains in China, we also offer private label products, which we believe distinguishes our company from our key competitors. We launched our first private label products in September 2005 and offered 1,885 private label products as of December 31, 2011. Sales of our private label products accounted for 30.0% of our revenue and 41.3% of our gross profit in 2011.

We also operate an Internet website, www.star365.com, where online shoppers can purchase over-the-counter drugs, nutritional supplements, herbal products, personal care products, reproductive health products and household convenience products, among other products. Online sales accounted for less than 1% of our revenue and gross profit in 2011.

Our Store Network

We are the largest retail drugstore chain in China based on the number of directly operated stores, with a store network comprised of 2,395 directly operated stores as of December 31, 2011. We operate all of our stores directly, which we believe is critical in building a strong brand name and offering a more consistent customer experience across our store network. Moreover, we believe direct operation of our drugstores is very important to our success in the retail drugstore chain business in China, given the highly fragmented market, the relatively small size of other retail drugstore chains and their short operating histories. Through a decade of direct operating experience, we have developed standards among various aspects of drugstore operations in order to provide a high quality of services in all of our stores. Direct operation also enables us to better select store locations that meet the consumer traffic requirements, target new neighborhoods and allows us to leverage our existing distribution centers. In addition, our direct operation business model allows us to operate a relatively centralized and streamlined organizational structure, which enables us to expedite decision making and thus deploy our financial, operational and management resources more effectively. Furthermore, our business model also allows us to address local demand for specific products and services more accurately, to control our corporate overhead expenses and to provide uniform and high-quality training for our employees.

We carefully select our store sites to maximize consumer traffic, store visibility and convenience for our customers. Substantially all of our stores are located in well-established urban residential communities in 74 cities in China, where living standards and consumer purchasing power are generally higher than in rural areas. The following table sets forth the number of stores we owned and operated as of the dates indicated in the following top ten cities that we operated in as of December 31, 2011:

	As of December 31,
City	2009	2010	2011
Shenzhen	428	441	387
Dalian	192	192	196
Hangzhou	195	182	173
Ningbo	186	188	170
Guangzhou	171	171	145
Qingdao	105	127	119
Tianjin	114	123	108
Dongguan	138	128	107
Suzhou	92	84	91
Weifang	83	91	89
Others	775	820	810

Total	2,479	2,547	2,395

The following table provides a history of our store openings and acquisitions as of the dates indicated:

	As of December 31,
	2009		2010	2011
Number of stores at the beginning of the period	2,709		2,479	2,547
Effect of deconsolidation of JZJ	355	*	—	—
Acquired stores during the period	7		17	1
Stores closed during the period	113		168	228
New stores opened during the period	231		219	75

Number of stores at the end of the period	2,479		2,547	2,395

*	Effective January 5, 2009, we terminated a voting rights agreement, which assigned 30% of the total voting rights of JZJ to us. As a result, JZJ is no longer our consolidated subsidiary and has been accounted for under the equity method of accounting since January 2009.

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

We are the first retail drugstore chain in China to sell over-the-counter drugs on open shelves. Consumers have easy access to all products we sell except prescription drugs, and we aim to provide them with a relaxing, clean and bright shopping environment to improve their shopping experience. We have also developed a uniform and distinctive layout, color scheme and design specification for our drugstores. We believe that the use of a uniform layout, color scheme and design promotes our corporate image and enhances the public perception of our brand.

Our Products and Services

We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including over-the-counter drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. We have rigorously analyzed a large number of drugs available for sale in China, and have concluded that a much smaller quantity of active ingredients are present in a significant majority of drugs purchased by our consumers. Accordingly, we have selected a diverse range of medicines based upon these ingredients which we believe drive consumer demand. Our typical store carries approximately 1,900 to 2,500 different products. We constantly review and refine our product selection in order to respond to changing demographics, lifestyles, habits and product preferences of our customers. Our product selection is designed to offer choices and convenience to our customers and to achieve high gross margins for us.

Product Offerings

Our merchandise can be broadly classified into the following categories:

Prescription Drugs. We offer approximately 1,996 prescription drugs. We accept prescriptions only from licensed health care providers and do not prescribe medications or otherwise practice medicine. Our in-store pharmacists verify the validity, accuracy and completeness of all prescription drug orders. We request that all prescription drug customers provide us with information regarding drug allergies, current medical conditions and current medications. Our in-store pharmacists also perform a drug utilization review in which they cross-check every prescription against the customer’s submitted information for drug, disease and allergy interactions. Sales of prescription drugs accounted for 19.9% of our revenue in 2011.

Over-the-Counter Drugs. We offer approximately 2,082 over-the-counter drugs, including western medicines and traditional Chinese medicines, for the treatment of common diseases. Sales of over-the-counter drugs accounted for 36.6% of our revenue in 2011.

Nutritional Supplements. We offer approximately 473 nutritional supplements, including a variety of healthcare supplements, vitamins, minerals and dietary products. Nutritional supplements normally generate higher gross margins than prescription and over-the-counter drugs. Sales of nutritional supplements accounted for 18.1% of our revenue in 2011.

Herbal Products. We offer various types of drinkable herbal remedies and packages of assorted herbs for making soup, which are used by consumers as health supplements. Herbal products typically have higher gross margins than prescription and over-the-counter drugs. Sales of herbal products accounted for 4.0% of our revenue in 2011.

Other Products. Our other products include personal care products such as skin care, hair care and beauty products, family care products such as portable medical devices for family use, birth control and early pregnancy test products, and convenience products, including soft drinks, packaged snacks, cleaning agents and stationery. Our other products also include seasonal and promotional items tailored to local consumer demand for convenience and quality. In May 2010, we began to further expand our product offerings by introducing general merchandise and consumables, primarily in the following categories: convenience foods, produce, household cleaning and laundry products, and mother and baby products. We believe that offering these products and consumables increases the amount that customers spend per visit by meeting growing demand for one-stop shopping convenience, and helps mitigate the negative impact of ongoing healthcare reform and government policies, which have caused price reductions to pharmaceutical products on the national Essential Drug and Reimbursement Lists. Sales of other products accounted for 21.4% of our revenue in 2011.

Private Label Products

We launched our first private label product in September 2005, and since then our private label portfolio has increased to 1,885 products marketed under 148 private labels, covering all categories of products we offer. In 2011, private label products accounted for approximately 30.0% of our revenue and 41.3% of our gross profit. We believe private label branding gives us more freedom and flexibility in pricing and more control over product attributes and quality.

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

As part of our marketing efforts and in order to build customer loyalty, we launched our “Loyal Customer” scheme in 1999. As of December 31, 2011, this program had more than 9.1 million members, approximately 4.7 million of whom were active members, which are defined as customers who make purchases from our stores at least once a year and whose contact information is available in our database. The numbers of our member and active member are lower when compared with those in 2010 mainly due to the fact that we terminated the memberships of approximately 7.5 million inactive members in 2011. We also award VIP memberships to those member customers who make purchases of at least RMB2,000 from our stores annually. As of March 31, 2012, the number of our VIP members accounted for approximately 1.3% of our total members. Under the loyalty points collection program we implemented in 2011, our member customers are entitled to receive free healthcare circulars published by our stores and gain one loyalty point for every RMB10.0 spent on our products and our VIP members are entitled to receive additional two loyalty points for every RMB10.0 spent on our products. Loyalty points may be used to exchange for gifts. At the end of calendar year, except for the loyalty points earned by our VIP members, which will never be forfeited, unutilized loyalty points are forfeited or carried forward for a very short period.

We maintain a database of our loyalty scheme membership, including customer profiles and purchasing records, which helps us to tailor our promotional programs to meet our customers’ specific needs. On average, members of our loyalty scheme spend approximately 1.5 times more per sales transaction than non-member customers, and our member customers purchase more frequently from our stores than non-member customers. Sales to our member customers accounted for 55.0% of our revenue in 2011.

The following table sets forth the approximate number of our loyalty scheme members as of the dates indicated:

	As of December 31,
	2009	2010	2011*
	(In thousands)
Members	11,988	14,888	9,197
Active members	4,980	5,497	4,748

*	In 2011, we terminated the memberships of approximately 7.5 million inactive members in our loyalty scheme membership database.

Beginning in 2010, we began to selectively introduce the Nepstar Shopper’s Card program, which we implemented in all of our stores by September 2010. The Nepstar Shopper’s Card is a prepaid card, bearing a face value of RMB100, RMB300, RMB500 or RMB1,000. During the launch stage, customers were encouraged to use their Nepstar Shopper’s Cards to purchase certain beverage, convenience food, household and personal care products at certain Nepstar stores and accumulate bonus credits, which could then be used to purchase pharmaceutical and nutritional products in those stores. Currently, customers may use their Nepstar Shopper’s Cards to purchase any products at any of our stores.

Customers

During 2011, our stores served an average of approximately 64 customers per day per store. Our typical customers are urban residents in major Chinese cities. We periodically conduct qualitative customer surveys in cities in which we operate more than 100 drugstores, helping us to build a stronger understanding of our market position and our customers’ purchasing habits. In addition, we sell prescription and over-the-counter drugs to non-retail customers who choose to purchase from us rather than from manufacturers and distributors of pharmaceutical products directly, as these non-retail customers believe they can leverage the economies of scale realized by our greater purchasing power and obtain better pricing terms from us than directly purchasing the same products from the manufacturers and distributors. Sales to these non-retail customers accounted for less than 1.0% of our revenue in each of 2009, 2010 and 2011.

Our sales to retail customers are paid in cash or by debit or credit cards, or by medical insurance cards under the national medical insurance program. We obtain payments from the relevant government social security bureaus, for sales made to eligible participants in the national medical insurance program every one to three months. See “— Regulation — Reimbursement under the National Medical Insurance Program.” As of December 31, 2011, 1,107 or 46.2% of our stores are designated stores under the PRC national medical insurance program.

Procurement

We currently source our merchandise from 1,440 suppliers, including 625 manufacturers and 815 wholesalers. In 2011, 62.5% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 5.3% of our total purchases in 2011. The transaction value of purchases from our largest five suppliers accounted for 17.5% of our total purchases in 2011. We believe that competitive sources are readily available for substantially all of the merchandise we carry in our stores, and our strategy is to consolidate our procurement through centralized purchasing from fewer suppliers.

While our selection of suppliers is currently centralized, supplier negotiations and placing of purchase orders are to a large degree handled by the regional Nepstar companies, partly reflecting the dominance of regional wholesalers in China’s drug supply chain. We are in the process of centralizing our merchandise procurement and replenishment operations. We believe a more centralized and controlled procurement strategy not only benefits us by reducing our cost of purchase, but also benefits the manufacturers from whom we source our products. This is because drug manufacturers have historically relied on wholesalers to sell their products due to the relative small size of drug retailers, and manufacturers incur significant marketing expense to promote their brands and products. As we grow our revenue and as we continue to centralize our merchandise procurement, our greater sourcing capability makes us a more attractive distribution channel for many drug manufacturers. In addition, as our customers choose to purchase drugs from our stores due to their trust in our brand name and reputation, manufacturers can reduce their marketing expenses while increasing their sales volume by selling directly to us.

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

Distribution

Our stores are supported by our national distribution center located near our headquarters in Shenzhen and 16 regional distribution centers serving our drugstores located in 74 cities across China.

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

Quality Control

We have selected 313 manufacturers as suppliers of our private label products after reviewing product selection, quality and manufacturing, packaging, transportation and storage capabilities as well as cost competitiveness. We had selected these vendors out of a large number of manufacturers after reviewing these manufacturers’ GMP compliance status and their product quality, manufacturing facilities and technology, packaging, transportation and storage capabilities as well as the cost competitiveness of their products.

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

Insurance

We maintain property insurance policies covering our distribution centers, stores and vehicles for losses due to fire, flood and a wide range of other disasters. In 2011, our total insurance coverage totaled approximately RMB699.2 million (US$111.1 million) and we paid approximately RMB0.5 million (US$0.1 million) in insurance premiums for the coverage. In addition, like other similar companies in China, we do not carry product liability insurance, and we do not have any business interruption insurance due to the limited coverage of any business interruption insurance in China. We consider our current insurance coverage to be adequate. However, successful product liability and personal injury claims and uninsured damages to any of our distribution centers and our stores could have a material adverse effect on our financial condition and results of operations.

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

In addition, under the Supervision and Administration Rules on Pharmaceutical Product Distribution promulgated by the SFDA on January 31, 2007, and effective May 1, 2007, a pharmaceutical product distributor is responsible for its procurement and sales activities and is liable for the actions of its employees or agents in connection with their conduct of distribution on behalf of the distributor. A retail distributor of pharmaceutical products is not allowed to sell prescription pharmaceutical products, or Tier A over-the-counter pharmaceutical products, listed in the Essential Drug and Reimbursement Lists without the presence of a certified in-store pharmacist. See “— Reimbursement under the National Medical Insurance Program.”

Regulations on Value-Added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” Internet information service, or ICP service, is a subcategory of value-added telecommunications services. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT, or its provincial level counterparts.

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, which in particular regulate ICP services. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.

The Internet Measures further specify that the Internet information services regarding, among others, news, publication, education, medical and health care, pharmacy and medical appliances are required to be examined, approved and regulated by the relevant authorities. ICP service providers are prohibited from providing services beyond that included in the scope of their ICP license or the registration information. Furthermore, the Internet Measures clearly specify a list of prohibited content. ICP service providers must monitor and control the information posted on their websites. If any prohibited content is found, they must cease dissemination of the offending content immediately, keep a record and report to the relevant authorities.

On December 26, 2001, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, or the Telecom License Measures. On March 1, 2009, the MIIT issued revised Telecom License Measures, which took effect on April 10, 2009. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an information services operator providing value-added services in multiple provinces is required to obtain an inter-provincial license, whereas an information services operator providing the same services in a single province is required to obtain a local license.

On December 12, 2001, Beijing Telecommunications Administration issued the Preliminary Administrative Measures on Mobile Network Value-added Telecommunications Business in Beijing, which specifically set forth certain rules and requirements on mobile information provision services through service platforms connected via a mobile network. Among other things, the mobile information services operators in Beijing must obtain mobile network value-added telecommunication licenses.

Regulations on Internet Information Services

National security considerations are an important factor in the regulation of Internet information in China.

ICP service operators are required to monitor their websites in accordance with relevant PRC laws and regulations, including but not limited to the Internet Measures. They may not produce duplicate, post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites, including any content that:

•	opposes the fundamental principles stated in the PRC constitution;

•	compromises national security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	undermines the PRC’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	disseminates obscenity or pornography, gambling, violence, murder or terror or incites the commission of a crime;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or is otherwise prohibited by law or administrative regulations.

To the extent that PRC regulatory authorities find any content displayed on or through our website objectionable, they may require us to limit or eliminate the dissemination or availability of such content on our website or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and users on our website increases.

Regulation on Information Security and Censorship

Regulations governing information security and censorship include:

•

Law of the People’s Republic of China on the Preservation of State Secrets promulgated by the Standing Committee of the National People’s Congress on September 5, 1988 and amended on April 29, 2010, which became effective from October 1, 2010, together with its Implementing Rules (1990);

•	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems promulgated by the State Council on February 18, 1994, as amended in January 2011;

•

Provisional Regulations of the People’s Republic of China on the Administration of International Networking of Computer Information Networks promulgated by the State Council on February 1, 1996 and amended on May 20, 1997, together with its Implementing Rules (1998);

•	Administrative Measure for the Security Protection of International Connections to Computer Information Network promulgated by the Ministry of Public Security on December 16, 1997;

•	Provisional Regulations for the Secrecy Protection of Computer Information Systems promulgated by the State Secrecy Bureau on February 26, 1998;

•

Notice Regarding Issues Relating to the Implementation of the Administrative Measures for the Security Protection of International Connections to Computer Information Networks promulgated by the Ministry of Public Security on February 13, 2000;

•	Decision Regarding the Safeguarding of Internet Security promulgated by the Standing Committee of the National People’s Congress on December 28, 2000 and amended on August 27, 2009;

•	Measures for the Administration of IP Address Archiving promulgated by the MIIT on February 8, 2005;

•	Provision on Technical Measures for Internet Security Protection promulgated by the Ministry of Public Security on December 13, 2005; and

•

Administrative Measures for the Graded Protection of Information Security promulgated by the Ministry of Public Security, the State Secrecy Bureau, the State Cipher Code Administration and the Information Office of the State Council on June 22, 2007.

These legislations specifically prohibit the use of Internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to these legislations, it is mandatory for Internet information service providers, or the ICP service providers, in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the newly amended Law on Preservation of State Secrets, which became effective on October 1, 2010, provides that whenever an Internet information service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security, public security and secrecy protection. As per a request from the state security, public security or state secrecy authorities, the Internet information service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the Internet information service provider to liability and certain penalties applied by the State Secrecy Bureau, the Ministry of Public Security, the authority of state security and/or the MIIT or their respective local counterparts.

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

Restrictions on Foreign Ownership of Online Businesses in China

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. Specifically, investors are not allowed to own more than 50.0% of the equity interests in any “value-added telecommunications services” provider, or an entity conducting an Internet content distribution business such as Shenzhen Nepstar in its operation of www.star365.com.

Our wholly owned subsidiary Nepstar Pharmaceutical has entered into contractual arrangements with Nepstar IT Service, Nepstar Management Consulting and their shareholders to retain control over Shenzhen Nepstar. See “Item 4. Information on the Company — C. Organizational Structure.”

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

Since May 1998, the relevant PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products. In 2009, 2010 and 2011, approximately 7.7%, 31.1% and 30.0% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. Any future price controls or government mandated price reductions may have a material adverse effect on our financial condition and results of operations, including significantly reducing our revenue and profitability. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Industry — The retail prices of some of our products are subject to control, including period downward adjustment, by PRC governmental authorities.”

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

Medicine included in the Essential Drug and Reimbursement Lists is divided into two tiers. Purchases of Tier A pharmaceutical products are generally fully reimbursable, except that certain Tier A pharmaceutical products are only reimbursable to the extent the medicine is used for purposes specifically stated in the Essential Drug and Reimbursement Lists. Purchasers of Tier B pharmaceutical products, which are generally more expensive than Tier A pharmaceutical products, are required to make a certain percentage of co-payments, with the remaining amount being reimbursable. The percentage of reimbursement for Tier B over-the-counter pharmaceutical products varies in different regions in the PRC. Factors that affect the inclusion of medicine in the Essential Drug and Reimbursement Lists include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public.

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

On October 20, 2010, the Ministry of Health of the PRC published Administrative Measures for National Food Safety Standards to promote and supervise the formulation of national standards for food safety in China. Since then, various national food safety standards have been proposed, including General Rules for Prepackaged Food Labels, which is expected to take effect on April 20, 2012. These rules apply to all prepackaged food products sold in China and set forth standards and specifications for the labeling of prepackaged food, which would help consumers better understand relevant nutritional and safety information.

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

Dividend Distribution

The principal laws, rules and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), as amended in October 2005, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our consolidated PRC entities, including wholly foreign-owned enterprises, or WFOEs, and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities, including WFOEs and domestic companies, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the accumulated amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends. As of December 31, 2011, the accumulated balance of our statutory reserve funds totaled RMB95.2 million (US$15.1 million).

Tax

See “Item 10. Additional Information — E. Taxation.”

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report. Except China Nepstar, which is incorporated under the law of Cayman Islands, each of the other companies within our corporate structure is incorporated under PRC law.

China Nepstar
100%
100%
100%
100%
Outside China
Inside China
Nepstar Electronic
Nepstar Commerce
Nepstar Jinfu Logistics
Nepstar Wisconsin Trading
35%
65%
Nepstar Pharmaceutical*
100 %
Weifang Nepstar (1)*
Liping Zhou
Feng Tu
100%
100%
Nepstar IT Service
Nepstar Management Consulting
49%
41%
10%
Shenzhen Nepstar Chain Company (2)*
70%
80%
70%
Dalian Nepstar Chain Company*
Shenyang Nepstar Chain Company
Hunan Nepstar Chain Company
30%
30%
20%
49%
Guangzhou Nepstar Chain Company*
35 %
16 %
49%
Jiangsu Nepstar Chain Company*
35 %
16 %
49%
Shandong Nepstar Chain Company*
48.5 %
2.5 %
49%
Shanghai Nepstar Chain Company*
35 %
16 %
49%
Sichuan Nepstar Chain Company*
35 %
16 %
49%
Hangzhou Nepstar Chain Company*
35 %
16 %
49%
Ningbo Nepstar Chain Company*
35 %
16 %
49%
Tianjin Nepstar Chain Company*
31 %
20 %
49%
Qingdao Nepstar Chain Company*
31 %
20 %
49%
Fuzhou Nepstar Chain Company*
31 %
20 %
Shenzhen Nepstar E-Commerce
50 %
50 %

(1)	Weifang Nepstar provides merchandise procurement services to the regional Nepstar companies.
(2)	Shenzhen Nepstar Chain Co., Ltd. owns 100% of the equity interest in each of the following subsidiaries: Hubei Nepstar Pharmaceutical Co., Ltd.; Beijing Shuangjing Nepstar Chain Co., Ltd.; Beijing Hongda Nepstar Chain Co., Ltd.; Beijing Tongda Nepstar Chain Co., Ltd.; Beijing Xingda Nepstar Chain Co., Ltd.; Beijing Nepstar Chain Co., Ltd.; Beijing Xiang Yun Kang Pharmacy Co., Ltd.; Beijing Xiang Yun Kang Flower Dispensary Co., Ltd.; Beijing Xiang Yun Kang Guangqumen Pharmacy Co., Ltd.; Wenzhou Nepstar Chain Co., Ltd.; and Zaozhuang Nepstar Chain Co., Ltd.
*	Significant subsidiaries

D.	Property and Equipment

Our corporate headquarters are located in Shenzhen, where we lease an aggregate of 1,533 square meters of office space. As of the date of this annual report, we operated one national distribution center located near our headquarters and 16 regional distribution centers with a combined total of approximately 55,784 square meters of space.

Substantially all of our store space is leased from third parties. Our leases in respect of those properties generally have a five-year term. As of December 31, 2011, 1,259 leases (covering an aggregate gross floor area of approximately 139,076 square meters, equivalent to approximately 53.9% of the total gross floor area of properties we occupied) will terminate within two years. We must negotiate with the landlords for an extension of the old leases or enter into new leases upon their termination, and our landlords may request a rent increase. Under applicable PRC law, we have priority over other potential lessees with respect to the leased store space on the same terms. Our community stores are normally relatively small in size and the facilities inside the store are easily movable. As a result, we do not expect our drugstore operations to be materially and adversely affected by any failure to renew or enter into new leases.

As of December 31, 2011, we had 2,435 leased properties with an aggregate gross floor area of 330,329 square meters, of which 258,144 square meters were used as drugstores. 255 or approximately 10.5% of these leased properties had defects in their legal titles, which as a percentage of leased properties is lower than in 2010. This decrease was largely due to the closure of some of the older stores with legal title defects and the correction of legal title defects when we renewed leases for our stores. Of all of the properties with defects in legal titles, 27,048 square meters were used as drugstores, equivalent to approximately 10.5% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds cannot be obtained from the relevant landlord; and (ii) the identity of the landlord as it appears on the relevant leasing contract does not match the identity of the registered owner as it appears on the property title deeds and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the former type of defects in title was 18,897 square meters, or approximately 7.3% of the total gross floor area of our drugstores, and with the latter type of defects in title was 8,151 square meters, or approximately 3.2% of the total gross floor area of our drugstores. In addition, 102,310 square meters, or approximately 31.0% of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We do not possess clear leasehold titles or written agreements providing for usage rights in respect of some of our occupied properties.”

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

Overview

Since our inception in 1995, we have expanded our operations through organic growth and selective acquisitions of drugstores in China. In 2009, we acquired a total of seven stores, consisting of five stores in Beijing from Beijing Zeruntang Medical Ltd. and two stores in Shanghai from Shanghai Riye Chain Co., Ltd. In 2010, we acquired three other stores from Shanghai Riye Chain Co., Ltd., six stores from Beijing Xiang Yun Kang Drugstore and eight stores from Wenzhou Ren Ren Hao Chain Drugstore Co., Ltd. In 2011, we completed the acquisition of another store from Shanghai Riye Chain Co., Ltd. We accounted for these acquisitions using the acquisition method of accounting under FASB ASC Topic 805, Business Combinations. See note 8 to our audited consolidated financial statements included in this annual report. We also close stores that do not perform well. As of December 31, 2011, we had a total of 2,395 directly operated drugstores.

We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Dalian, Hangzhou, Ningbo and Suzhou, in terms of store count. Our total revenue was RMB2,217.6 million, RMB2,356.6 million and RMB2,491.3 million (US$395.8 million) and our net income was RMB140.0 million, RMB16.5 million and RMB35.9 million (US$5.7 million) in 2009, 2010 and 2011, respectively.

The major financial performance indicators that our management uses to manage and assess our business include our revenue, average daily revenue per store, sales per customer visit, gross profit and gross margin, operating income, private label product revenue as a percentage of total revenue, inventory turnover days and cash flow from operating activities. The major non-financial performance indicators that our management uses to manage and assess our business include number of stores, number of customer visits per store per day and the average time required for us to open a new store.

Factors Affecting Our Results of Operations

We believe that the most significant factors that affect our results of operations are:

•	the size of the retail market of pharmaceutical products in China and changes in government regulations affecting the drugstore industry;

•	our ability to manage our drugstore network;

•	our ability to optimize product offerings and increase sales, including the sales of private label products;

•	our ability to control procurement cost and optimize product pricing; and

•	our ability to control operating expenses and achieve a high level of operating efficiency.

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

In August 2009, the PRC Ministry of Health established the Essential Drug List, which contains 205 chemical drugs and 102 traditional Chinese medicines. In October 2009, the NDRC implemented price ceilings on 2,349 pharmaceutical products, including drugs or medicines on the Essential Drug and Reimbursement Lists, which included 1,728 pharmaceutical products carried by our stores. Due in part of the implementation of these price ceilings, our gross margins experienced downward pressure in 2009 as compared to 2008 and continued to experience downward pressure in 2010. In March 2011, the NDRC implemented price ceilings on 1,265 types of drugs, mainly commonly-used antibiotics and circulatory system medications, including 460 pharmaceutical products carried by our stores. If more pharmaceutical products carried by our stores become subject to price ceilings or if any reductions in existing price ceilings are implemented, our gross margins could be further reduced and our net income and profitability could be materially reduced. In addition, effective July 1, 2012, pursuant to the Interim Measures on the Price Control of Drugs, enacted by the NDRC, the selling price in not-for-profit hospitals and other not-for-profit healthcare institutions for any pharmaceutical product that is subject to price control cannot exceed the higher of 25% of the sourcing price or an additional RMB69. Since a substantial number of drugs carried in our stores are also available for distribution through hospitals, such price control may have a material adverse effect on our revenue and profitability.

We believe that our extensive store network and operational expertise, strong brand name and expansion plan provide us with a strong platform and we are well-positioned to capture growth opportunities in China’s drugstore industry.

Our Ability to Manage Our Drugstore Network

We earn our revenue primarily from the sale of products carried by our drugstores, and our ability to increase revenue is directly affected by the number of drugstores in our network and our revenue per drugstore. Historically, we have expanded our retail network through both organic growth and acquisitions of stores. The following table sets forth certain information with respect to our stores for the periods indicated:

	Year Ended December 31,
	2009		2010	2011
Number of stores at the beginning of the year	2,709	*	2,479	2,547
Number of stores at the end of the year	2,479		2,547	2,395

*	Includes stores operated by JZJ, which was deconsolidated from our financial results in 2009.

During 2011, our stores served an average of approximately 64 customers per day per store. Our customer visits in 2011 decreased as compared with 70 customers per day per store in 2010, primarily because ongoing healthcare reform has led to diversion of customers who might otherwise purchase drugs from our stores but instead visit community health clinics to purchase drugs or medicines on the Essential Drug and Reimbursement Lists at or near cost. In addition, increased competition from other retail drugstore chains, independent drugstores, convenience stores, grocery stores, supermarkets, discount merchandisers and mass merchants further reduced our customer visits in 2011.

We believe that store location is an important factor driving our store sales. Our goal is to establish stores in clusters in well-developed cities in China. Within each major city, we aim to locate our stores in well-established residential communities. We plan to focus our near term expansion in our existing markets where we can leverage our existing distribution centers and other infrastructure. In 2011, in order to manage our stores more effectively and to improve the overall quality of store sales performance, we closed 228 stores, most of which were performing below our expectations. We also slowed the pace of new store openings, as new stores generally incur high initial costs, but generate lower revenues during their first two years of operations.

For our drugstores that had been opened prior to December 31, 2009, the average daily revenue per store increased from RMB2,612 in 2010 to RMB2,838 in 2011. The increase was mainly due to our effort in expanding product offerings into non-pharmaceutical categories, streamlining our store operations, as well as closing poorly performing stores.

	2010		2011
	Number of drugstores as of year end	Daily Average Revenue per Store	Number of drugstores as of year end	Daily Average Revenue per Store
Opened prior to December 31, 2008	2,078	2,701	1,883	2,955
Opened in 2009	235	1,479	217	1,841
Opened prior to December 31, 2009	2,313	2,612	2,100	2,838

Our Ability to Optimize Product Offerings and Increase Sales, including Sales of Private Label Products

The following table sets out a breakdown of our revenue by product categories for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue
Prescription drugs	515,472	23.2	503,403	21.4	495,352	78,704	19.9
Over-the-counter drugs	818,919	36.9	866,634	36.8	911,412	144,809	36.6
Nutritional supplements	455,343	20.6	452,642	19.2	450,714	71,611	18.1
Herbal products	80,549	3.6	86,873	3.7	99,627	15,829	4.0
Other products (1)	347,330	15.7	447,052	18.9	534,185	84,873	21.4

Total	2,217,613	100.0	2,356,604	100.0	2,491,290	395,826	100.0

(1)	Includes personal care, family care and convenience products.

Our ability to optimize product offerings is an important factor affecting customer visits, store traffic, sales volume, and margins thus affecting our results of operations. It is essential for us to balance the brand name products, which are popular among customers, and private label products, which generate higher margin. In addition, we also need to balance our offering of pharmaceutical products and non-pharmaceutical products to achieve the right balance of store traffic, sales volume and margins. As a result, we continuously review and refine our product offerings to respond to changing demographics, lifestyles, habits and preferences of customers. We aim to improve our product range to increase sales volume and revenue in a competitive market.

We generate a substantial portion of our revenue from sales of prescription drugs, over-the-counter drugs and nutritional supplements. In particular, sales of prescription drugs accounted for 19.9% of our revenue in 2011, sales of over-the-counter drugs accounted for 36.6% of our revenue in 2011 while sales of nutritional supplements accounted for 18.1% of our revenue in 2011.

In 2011, we expanded our product offerings and introduced 208 new non-pharmaceutical products, of which 48 are private label products. Sales of food, household, personal care and other products accounted for 21.4% of our revenue in 2011. We plan to continue to expand our offering of personal care, family care and convenience products, which we believe will increase expenditure per customer visit by providing greater one-stop shopping convenience for our customers. We believe that our extensive store network and operational expertise, strong brand name and expansion plan provide us with a strong platform to capture growth opportunities in China’s retail market for convenience products and we expect revenue from non-pharmaceutical products to increase at a faster pace compared to those of our pharmaceutical products in future periods.

Our private label products generally have higher margins than our other products, because we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and the distributors’ profit margin in the traditional merchandise supply chain. We launched our first private label product in September 2005, and since then our private label portfolio has increased to 1,885 products marketed under 148 private labels as of December 31, 2011, covering all categories of products we offer. The increase in private label product sales was a significant factor contributing to the increases in our gross margin since late 2005.

To develop our private label products, we have also obtained rights to use an aggregate of 512 additional trademarks, including 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use, and 13 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2011, we have developed 1,885 private label products with these licensed trademarks. Private label products accounted for approximately 29.4% and 30.0% of our revenue, and 41.1% and 41.3% of our gross profit in 2010 and 2011, respectively. Private label branding also gives us more freedom and flexibility in pricing and more control over product attributes and quality.

The following tables set forth certain information with respect to our private label products for the year ended December 31, 2011:

Private Label Revenue as a Percentage of Revenue of the Category
Prescription drugs	16.7%
Over-the-counter drugs	19.7%
Nutritional supplements	61.7%
Herbal products	29.6%
Others (1)	33.2%
Total (2)	30.0%

(1)	Includes personal care, family care and convenience products.
(2)	Certain private labels are used in multiple categories of products.

Our Ability to Control Procurement Cost and Optimize Product Pricing

Our cost of goods sold represents primarily our purchase cost of merchandise. No depreciation or amortization is included in our cost of goods sold because our business does not involve manufacturing, and the amount of property and equipment we use in acquiring, warehousing and transporting merchandise to our stores is limited and hence the related depreciation and amortization is immaterial. We have been consolidating our procurement through centralized purchases from fewer suppliers, which we believe will enable us to procure goods on more favorable terms due to our enhanced bargaining position with our suppliers. We do not expect, however, to be dependent on any particular supplier, and expect to continue purchasing merchandise from a large number of suppliers in the foreseeable future. We currently source our merchandise from 1,440 suppliers, including 625 manufacturers and 815 wholesalers. In 2011, 62.5% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 5.3% of our total purchases in 2011. The transaction value of purchases from our largest five suppliers accounted for 17.5% of our total purchases in 2011. We believe that competitive sources are readily available for substantially all of the merchandise we carry in our stores, and our strategy is to consolidate our procurement through centralized purchases from fewer suppliers.

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

We purchase and sell certain merchandise from and to the Neptunus Group and its affiliates. In 2009, 2010 and 2011, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB89.6 million, RMB121.4 million and RMB105.2 million (US$16.7 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB3.9 million, RMB3.2 million and RMB2.2 million (US$0.4 million), respectively. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Companies in Which a Major Shareholder Had Equity Interests.”

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

While carrying medicines subject to price controls generally increases customer traffic and sales of other products, these medicines also generally have lower margins compared to our other products. Since May 1998, the relevant PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products. In 2009, 2010 and 2011, approximately 7.7%, 31.1% and 30.0%, respectively, of our revenue was derived from sales of pharmaceutical products that were subject to price controls. The increase in the number of pharmaceutical products we offered that were subject to price controls from the level of 2009 reflected the inclusion of more pharmaceutical products, especially popular pharmaceutical products, in China’s national medical insurance catalog. We expect that sales of pharmaceutical products that are subject to price controls as a percentage of our total revenue to further increase in the future, which we expect to have a negative effect on our gross margin.

Our Ability to Control Operating Expenses and Achieve a High Level of Operating Efficiency

Our ability to control operating expenses and achieve a high level of operating efficiency is a key factor driving our results of operations. The following table sets forth our operating expenses as a percentage of our revenue for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
Sales, marketing and other operating expenses	38.7%	41.8%	40.7%
General and administrative expenses	4.8%	5.4%	4.8%
Impairment losses of property and equipment	—	0.1%	0.6%
Other expense	—	1.1%	—

Total operating expenses	43.5%	48.4%	46.1%

Our sales, marketing and other operating expenses primarily consist of salaries and benefits of our in-store pharmacists and other store and distribution center staff as well as rental and utility expenses of our stores and distribution centers. Sales, marketing and other operating expenses also include depreciation of leasehold improvements of our stores, distribution centers and store equipment as well as costs associated with organizing promotional and marketing activities. Sales, marketing and other operating expenses as a percentage of our revenue increased from 38.7% in 2009 to 41.8% in 2010 due to increased salary, rental and distribution costs which were related to the expansion of our product offering into non-pharmaceutical categories. Sales, marketing and other operating expenses as a percentage of our revenue decreased from 41.8% in 2010 to 40.7% in 2011 due to the growth of revenue and closure of underperforming stores. We expect our total sales, marketing and other operating expenses to increase as a result of inflation as well as future growth of our business.

Our general and administrative expenses primarily consist of salaries and benefits for our management and administrative personnel, rental and utility expenses of premises used for administrative purposes, depreciation of our administrative equipment, fees and expenses of legal, accounting and other professional services, office consumables and other expenses associated with our administrative offices. We expect general and administrative expenses to increase as we recruit additional professionals and incur additional costs as a result of inflation as well as future growth of our business.

Other key factors affecting our operating expenses include the following:

•

Inventory levels. We must maintain sufficient inventory levels to meet our customers’ needs while balancing the risk of accumulating excess inventory. Carrying excess inventory would increase our inventory holding costs, and failure to have sufficient inventory could cause us to lose customers, either of which could reduce our revenue and profitability. In 2009, 2010 and 2011, our inventory turnover days, calculated as the average of inventory at the beginning of the year and inventory at the end of the year, divided by cost of goods sold for the year and then multiplied by 365, was 111 days, 123 days and 120 days, respectively. The increase in inventory turnover days from 2009 to 2010 was primarily caused by build-up of inventory due to the expansion of our product offerings to include convenience and other non-pharmaceutical products. The decrease in inventory turnover days from 2010 to 2011 was due to the fact that we tightened our inventory control.

•

Costs associated with closing underperforming stores. We closed 113, 168 and 228 underperforming stores during 2009, 2010 and 2011 respectively. The cost associated with closing underperforming stores are RMB6.3 million, RMB5.7 million and RMB8.6 million (US$1.4 million) for 2009, 2010 and 2011 respectively.

•

The amount of time required to open new stores. The amount of time required for us to open new stores, measured from date of initial occupation to commencement date of operations, shortened from an average of 39 days in 2009 to 38 days in 2010 and further to 36 days in 2011. The amount of time required for us to open new stores is primarily determined by the amount of time the relevant local government authority takes to grant license for us to open our new stores. As part of our efforts to continue to reduce the amount of time for new stores to become profitable, we have developed uniform standards and streamlined our store operations through centralized management.

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

All of our operating subsidiaries, including the regional Nepstar companies, were incorporated in the PRC. Prior to January 1, 2008, certain subsidiaries and tax paying retail store entities located and conducting operations in the Shenzhen Special Economic Zones, Zhuhai Special Economic Zones and the Yunnan Province in the PRC were subject to a preferential tax rate of 15%. Under the implementation rules of the CIT Law, companies that enjoyed preferential income tax rates prior to January 1, 2008 have a five-year period to transition to the 25% statutory income tax rate. In particular, companies that were subject to a tax rate of 15% would be subject to tax rates of 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 onwards, respectively. Accordingly, our operating subsidiaries and retail store entities in Shenzhen and Zhuhai were subject to 20%, 22% and 24% income tax rates in 2009, 2010 and 2011, respectively, and are subject to a 25% income tax rate in 2012 and onwards. Our subsidiaries outside of Shenzhen and Zhuhai have been subject to the 25% statutory income tax rate since January 1, 2008.

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

Realization of Deferred Tax Assets

We account for deferred income taxes using the asset and liability method required by FASB ASC Topic 740, Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

At each balance sheet date, we assess the need to establish a valuation allowance that reduces deferred tax assets when it is more likely than not that all, or some portion, of the deferred tax assets will not be realized. A valuation allowance would be based on all available information including but not limited to our projections of future taxable income, which take into account the market environment for each of the tax-paying entities within the period during which temporary differences reverse or before our tax loss carry-forwards expire, and any available tax planning strategies. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to the deferred tax assets. The deferred tax assets balance is analyzed regularly by management. Based on our historical operating results and projections for our future taxable income over the periods during which the tax loss can be utilized, we believe it is more likely than not we will not realize some portion of our deferred tax assets and, as a result, a valuation allowance of RMB37.4 million was provided for as of December 31, 2011. Projections of future taxable income incorporate several assumptions of future business and operations that may differ from actual experience. If, in the future, our assumptions and estimates that resulted in our projections for future taxable income for each tax-paying component prove to be incorrect, the valuation allowance against our deferred tax assets may be adjusted.

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

In 2009, we recognized share-based compensation expenses allocated to sales, marketing and other operating expenses and general administrative expenses in the amounts of RMB73,000 and RMB13,000, respectively. In 2010, we recognized share-based compensation expenses allocated to sales, marketing and other operating expenses and general administrative expenses in the amounts of RMB18,000 and RMB51,000 , respectively. As of December 31, 2011, all of the share options under the Pre-IPO Scheme have been vested and we did not have any unrecognized share-based compensation expense related to unvested options issued under the Pre-IPO Scheme.

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

	Awards granted on August 30, 2005	Award granted on March 20, 2006	Awards granted on September 1, 2006
Expected dividend yield	0%	0%	0%
Expected volatility	39.17%	36.80%	35.19%
Risk-free interest rate	4.69%	5.26%	5.27%
Expected life (in years)	4.85	4.59	4.30
Estimated fair value of underlying ordinary shares (US$ per share)	0.46	0.49	0.57

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

In connection with the 2007 Plan, we granted 200,000 options, 600,000 options, 1,000,000 options and 50,000 non-vested ordinary shares to management on November 9, 2007, January 5, 2009, January 5, 2010 and March 2, 2010, respectively. On March 2, 2010, we also granted an aggregate of 150,000 fully vested ordinary shares to our three independent directors in exchange for their forfeiture of 150,000 options granted on November 9, 2007. On January 5, 2010, we granted an aggregate of 800,000 options to Mr. Jason Xinghua Wu, our former chief executive officer. Upon Mr. Wu’s resignation in August 2011, 600,000 unvested options of the 800,000 options granted to him were forfeited immediately and the remaining 200,000 vested options were forfeited in February 2012.

In connection with the share options granted under the 2007 Plan, we recorded share-based compensation expense of RMB2.9 million and RMB5.7 million in 2009 and 2010, respectively. In 2011, 600,000 unvested share options granted to a former chief executive officer were forfeited. As a result, the corresponding share-based compensation costs recognized in previous years for the unvested share options were reversed and an amount of RMB1.2 million (US$0.2 million) was credited to general and administrative expenses.

The fair value of the options granted under the 2007 Plan was determined using the binomial option pricing model based on following assumptions at the date of grant:

	Awards Granted On
	November 9, 2007	January 5, 2009	January 5, 2010
Expected dividend yield	1.67%	2.54%	6.43%
Expected volatility	40.74%	41.76%	35.67%
Risk-free interest rate	4.23%	2.54%	3.86%
Option life (in years)	10	10	10
Forfeiture rate	0%	0%	0%
Suboptimal exercise factor	1.5	1.5	1.5

Depreciation and Amortization

Our long-lived assets include property and equipment and intangible assets. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property and equipment (including the salvage values), and intangibles, in order to determine the amount of depreciation and amortization expenses to be recorded during any reporting period. We amortize leasehold improvements of our retail drugstores and other business premises over the shorter of five years or the lease term. A majority of our leases have a five-year term. We estimate the useful lives of our other property and equipment at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological and other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we may shorten the useful lives assigned to these assets as appropriate, which will result in the recognition of increased depreciation and amortization expense in future periods. There was no change to the estimated useful lives and salvage values in 2009, 2010 and 2011.

Impairment of Long-Lived Assets

We evaluate long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to the estimated undiscounted future cash flow expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. We did not recognize any impairment charges on our long-lived assets in 2009. We recognized impairment losses of RMB3.4 million and RMB14.2 million (US$2.3 million) in 2010 and 2011, respectively, with respect to leasehold improvements and store fixtures of certain loss-making stores.

Impairment of Goodwill

Our goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations. We evaluate goodwill at least annually for impairment, and more frequently if events and circumstances indicate that it might be impaired. We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. The first step of the impairment test involves comparing the fair value of our reporting unit with the reporting unit’s carrying amount, including goodwill. Next, if the carrying amount of the reporting unit exceeds its fair value, we then recognize an impairment loss for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. We determine the implied fair value by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB ASC Topic 805, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. We did not recognize any goodwill impairment loss in 2009, 2010 or 2011.

Inventories

Our inventories are stated at the lower of cost, determined under the weighted average cost method, or market value. Our inventories are not subject to significant risk of obsolescence. We manage our inventory level based on historical sales trends, forecasted customer demand and lead time in supplier delivery. We identify inventories of medicine products which have remaining shelf life of six months or less, which under the terms of our purchase agreements, may be returned to the suppliers in exchange for new batches of products. Our inventory write-downs due to shrinkage losses and damaged merchandise in 2009, 2010 and 2011 were RMB8.7 million, RMB9.4 million and RMB9.4 million (US$1.5 million), respectively.

Results of Operations

The following table sets forth a summary of our statements of income for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2009		2010		2011
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue
	(In thousands, except percentages and per share data)
Revenue	2,217,613	100.0	2,356,604	100.0	2,491,290	395,826	100.0
Cost of goods sold	(1,143,398)	(51.6)	(1,192,665)	(50.6)	(1,302,653)	(206,971)	(52.3)

Gross profit	1,074,215	48.4	1,163,939	49.4	1,188,637	188,855	47.7
Operating expenses:
Sales, marketing and other operating expenses (1)	(858,072)	(38.7)	(985,510)	(41.8)	(1,015,165)	(161,294)	(40.7)
General and administrative expenses (2)	(105,652)	(4.8)	(128,196)	(5.4)	(120,671)	(19,173)	(4.9)
Impairment losses of property and equipment	—	—	(3,423)	(0.1)	(14,164)	(2,250)	(0.6)
Other expense (3)	—	—	(25,540)	(1.1)	—	—	—

Income from operations	110,491	5.0	21,270	0.9	38,637	6,138	1.5
Net interest income (4)	72,828	3.3	22,723	1.0	23,154	3,679	0.9
Dividend income from cost method investments	3,776	0.2	3,028	0.1	3,616	575	0.1
Equity in income of an equity method investee	5,128	0.2	5,808	0.2	1,552	247	0.1
Other income	8,927	0.4	—	—	—	—	—
Income tax expense	(61,174)	(2.8)	(36,321)	(1.5)	(31,026)	(4,930)	(1.2)
Net income attributable to noncontrolling interest	—	—	—	—	—	—	—

Net income attributable to China Nepstar Chain Drugstore Ltd.	139,976	6.3	16,508	0.7	35,933	5,709	1.4

Earnings per ordinary share
Basic	0.67		0.08		0.17	0.03
Diluted	0.66		0.08		0.17	0.03

(1)	Sales, marketing and other operating expenses included share-based compensation expenses of RMB73,000 in 2009, RMB18,000 in 2010 and nil in 2011.

(2)	General and administrative expenses included share-based compensation expenses of RMB2.9 million in 2009 and RMB5.8 million in 2010, and reversal of expense of RMB1.2 million (US$0.2 million) in 2011.
(3)	Other expense in 2010 consists of a one-time non-recurring penalty of RMB25.5 million, which SAFE assessed against us for failing to comply with relevant procedures, citing that the purposes for the conversion of net proceeds from our initial public offering as stated at the time of conversion were not entirely consistent with our subsequent use of such proceeds. We fully paid the penalty in July 2010.
(4)	Net interest income includes “interest income” and “interest expense” set forth in our consolidated financial statements included elsewhere in this annual report.

Comparison of Years Ended December 31, 2010 and December 31, 2011

Revenue. Our revenue was RMB2,491.3 million (US$395.8 million) in 2011 compared to RMB2,356.6 million in 2010. This increase in revenue was principally the result of an increase of approximately 8.7% in same store sales in 2011 compared to 2010. The average daily revenue per store for stores opened prior to December 31, 2009 increased from RMB2,612 in 2010 to RMB2,838 (US$451) in 2011. The increases in revenue as well as same store sales are attributable to the efforts in constant optimization of the merchandise mix through diversification into non-pharmaceutical categories and effective execution of marketing programs in the fourth quarter of the year. Sales of over-the-counter drugs accounted for 36.8% and 36.6% of our revenue in 2010 and 2011, respectively; sales of prescription drugs accounted for 21.4% and 19.9% of our revenue in 2010 and 2011, respectively; and sales of nutritional supplements accounted for 19.2% and 18.1% of our revenue in 2010 and 2011, respectively.

Gross Profit. Our gross profit was RMB1,188.6 million (US$188.9 million) in 2011 compared to RMB1,163.9 million in 2010. Our gross margin was 47.7% in 2011 compared to 49.4% in 2010. The decrease in gross margin was primarily due to our changes in product mix by introducing more non-pharmaceutical products and negative impact from the mandatory price controls on pharmaceuticals by the PRC government authorities. We expect our gross margin to decline gradually in the near to mid term as we anticipate further price reductions on pharmaceutical products mandated by the PRC governmental authorities. Also, we will continue to increase our offerings of non-pharmaceutical products, which is expected to generate lower gross margins compared to pharmaceutical products.

Operating Expenses. Our operating expenses were RMB1,150.0 million (US$182.7 million) in 2011 compared to RMB1,142.7 million in 2010. Operating expenses as a percentage of our revenue was 46.1% in 2011 compared to 48.4% in 2010.

•

Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 3.0% to RMB1,015.2 million (US$161.3 million) in 2011 from RMB985.5 million in 2010. This increase was primarily due to increased salaries in connection with minimum wage adjustments and higher rental costs in the inflationary property-for-rent market. Sales, marketing and other operating expenses as a percentage of our revenue was 40.7% in 2011 compared to 41.8% in 2010.

•

General and Administrative Expenses. Our general and administrative expenses decreased by 5.9% to RMB120.7 million (US$19.2 million) in 2011 from RMB128.2 million in 2010. The decrease was primarily due to various cost control measures taken by management, including control over our headcount. General and administrative expenses as a percentage of our revenue was 4.8% in 2011 compared to 5.4% in 2010.

•

Impairment Losses. We recognized impairment losses of RMB 3.4 million and RMB14.2 million (US$2.3 million) in 2010 and 2011, respectively, in respect of leasehold improvements and store fixture of certain loss-making drugstores. The increase in impairment loss in 2011 reflects assessment conducted by the management during the year on certain underperforming stores, some of which will be closed in 2012. Management will carry on the practice of assessment regularly and when appropriate, which may result in future impairment losses.

Income from Operations. As a result of the foregoing, our income from operations was RMB38.6 million (US$6.1 million) in 2011 compared to RMB21.3 million in 2010. Our operating margin was 1.6% in 2011 compared to 0.9% in 2010.

Net Interest Income. Our net interest income increased to RMB23.2 million (US$3.7 million) in 2011 compared to RMB22.7 million in 2010. This increase was principally a result of an increase in deposit interest rates by the PRC government, offset partially by a decrease in balance of cash, cash equivalents and bank deposits due to dividend payment. We paid a special cash dividend of US$0.30 per ADS on or around February 28, 2011 totaling RMB205.2 million (US$32.6 million) to shareholders of record as of the close of business on January 31, 2011.

Dividend Income from Cost Method Investments. Dividends received from our investments in companies accounted for under the cost method were RMB3.6 million (US$0.6 million) in 2011 compared to RMB3.0 million in 2010.

Equity income of an equity method investee. Equity income of an equity method investee was RMB1.6 million (US$0.2 million), compared to that of RMB5.8 million in 2010. The decrease in equity income of an equity method investee was mainly due to the lower net income reported by Yunnan JianZhiJia Chain Drugstore Ltd. in 2011.

Income Tax Expense. Our income tax expense decreased to RMB31.0 million (US$4.9 million) in 2011 from RMB36.3 million in 2010. Our effective tax rate decreased from 68.8% in 2010 to 46.3% in 2011. The decrease in our effective tax rate was primarily due to the fact that 2010 non-deductible one-time non-recurring SAFE penalty did not recur in 2011.

Net Income. As a result of the foregoing, our net income was RMB35.9 million (US$5.7 million) in 2011 compared with RMB16.5 million in 2010.

Comparison of Years Ended December 31, 2009 and December 31, 2010

Revenue. Our revenue was RMB2,356.6 million in 2010 compared to RMB2,217.6 million in 2009. This increase in revenue was principally the result of the increase in the number of our stores from 2,479 in 2009 to 2,547 in 2010 as well as an increase of approximately 2.0% in same store sales in 2010 compared to 2009, due to our strategic expansion of convenience product offerings. The average daily revenue per store for stores opened prior to December 31, 2008 increased from RMB2,649 in 2009 to RMB2,701 in 2010. The increase was mainly due to a series of measures we undertook beginning in the second quarter of 2010, including expanding product offerings, adjusting price ranges, streamlining store operations and enhancing marketing campaigns. Sales of over-the-counter drugs accounted for 36.9% and 36.8% of our revenue in 2009 and 2010, respectively; sales of prescription drugs accounted for 23.2% and 21.4% of our revenue in 2009 and 2010, respectively; and sales of nutritional supplements accounted for 20.6% and 19.2% of our revenue in 2009 and 2010, respectively.

Gross Profit. Our gross profit was RMB1,163.9 million in 2010 compared to RMB1,074.2 million in 2009. Our gross margin was 49.4% in 2010 compared to 48.4% in 2009. The increase in gross margin was primarily due to adjustment of our product mix as we further refine our product selection to include a greater percentage of high gross margin products, such as centrally procured products and private label products.

Operating Expenses. Our operating expenses were RMB1,142.7 million in 2010 as compared to RMB963.7 million in 2009. Operating expenses as a percentage of our revenue was 48.4% in 2010 compared to 43.5% in 2009.

•

Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 14.8% to RMB985.5 million in 2010 from RMB858.1 million in 2009. This increase was primarily due to increased salaries in connection with increased headcount, minimum wage adjustments and higher rental costs in the inflationary property-for-rent market. Sales, marketing and other operating expenses as a percentage of our revenue was 41.8% in 2010 compared to 38.7% in 2009.

•

General and Administrative Expenses. Our general and administrative expenses increased by 21.4% to RMB128.2 million in 2010 from RMB105.6 million in 2009. The increase was primarily due to salary raises for middle and senior management personnel mainly at the branch level. General and administrative expenses as a percentage of our revenue was 5.4% in 2010 compared to 4.8% in 2009.

•

Impairment Losses. In 2010, we recognized impairment losses of RMB3.4 million with respect to leasehold improvements and store fixtures of certain loss-making stores. We did not recognize any impairment losses for property and equipment in 2009.

•

Other Expense. In 2010, SAFE assessed a one-time non-recurring penalty of RMB25.5 million against us for failing to comply with relevant procedures, citing that the purposes for the conversion of net proceeds from our initial public offering as stated at the time of conversion were not entirely consistent with our subsequent use of such proceeds. We fully paid the penalty in July 2010.

Income from Operations. As a result of the foregoing, our income from operations was RMB21.3 million in 2010 compared to RMB110.5 million in 2009. Our operating margin was 0.9% in 2010 compared to 5.0% in 2009.

Net Interest Income. Our net interest income decreased significantly to RMB22.7 million in 2010 from RMB72.8 million in 2009. This decrease was principally a result of the decrease in cash, cash equivalents, bank deposits and held-to-maturity securities resulting from our payment of cash dividends, as well as lowered interest rates. We paid a cash dividend of US$0.28 per ADS on or around May 3, 2010 to shareholders of record as of the close of business on April 2, 2010.

Dividend Income from Cost Method Investments. Dividends received from our investments in companies accounted for under the cost method were RMB3.0 million in 2010 as compared to RMB3.8 million in 2009.

Income Tax Expense. Our income tax expense decreased to RMB36.3 million in 2010 from RMB61.2 million in 2009. Our effective tax rate increased from 30.4% in 2009 to 68.8% in 2010. The increase in our effective tax rate was primarily due to the increased valuation allowance recorded against deferred tax assets for tax loss carry-forwards, an increase in non-deductible rental expenses and the non-deductible one-time non-recurring penalty imposed by SAFE.

Net Income. As a result of the foregoing, our net income was RMB16.5 million in 2010 compared with RMB140.0 million in 2009.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	295,280	110,685	108,152	17,183
Net cash provided by investing activities	652,720	769,544	287,647	45,704
Net cash used in financing activities	(814,891)	(736,367)	(250,140)	(39,744)
Net increase in cash	133,128	140,784	141,089	22,417
Cash and cash equivalents at end of the year	486,012	626,796	767,885	122,005

In 2009, 2010 and 2011, we were able to finance a significant portion of our operations and capital investments from our cash flows from operations. As of December 31, 2011, we had RMB767.9 million (US$122.0 million) in cash and cash equivalents. Before 2010, we deposited significant amount of proceeds from our initial public offering with various domestic banks, enrolling in their various wealth management programs, which guarantee principal amounts and provide higher returns compared to ordinary bank deposits. Such deposits were carried as held-to-maturity investment securities in our financial statements and matured in 2010. As of December 31, 2011, no held-to-maturity securities on our balance sheet. As of December 31, 2011, our total cash, cash equivalents and other bank deposits (including long-term bank time deposits) amounted to RMB979.9 million (US$155.7 million). As of December 31, 2011, we had no short-term bank loan balances, as all outstanding short-term bank loans as at December 31, 2009 were repaid in 2010.

We expect to continue to generate positive operating cash flow in 2012. We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.

We are a Cayman Islands holding company and substantially all of our income is derived from the operations of our operating subsidiaries located in the PRC. Therefore, dividends paid to us by our subsidiaries in China are subject to income tax if we are considered a “non-resident enterprise” under the PRC Corporate Income Tax Law. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.”

We plan to further refine our product selection to include more convenience products with lower gross profit margin. We may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions.

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

Operating Activities

Net cash provided by operating activities was RMB108.2 million (US$17.2 million) in 2011 compared to RMB110.7 million in 2010.

Net cash provided by operating activities was RMB110.7 million in 2010 compared to RMB295.3 million in 2009. Net cash provided by operating activities in 2010 was lower by comparison to 2009 primarily as a result of our payment of a one-time non-recurring penalty imposed by SAFE of approximately RMB25.5 million, as well as slower inventory turnover and build-up of inventory due to the change in our merchandising strategy.

Investing Activities

Net cash provided by investing activities was RMB287.6 million (US$45.7 million) in 2011 compared to net cash provided by investing activities of RMB769.5 million in 2010, primarily as the result of a decrease in the proceeds from maturity of held-to-maturity investment securities.

Net cash provided by investing activities was RMB769.5 million in 2010 compared to net cash provided by investing activities of RMB652.7 million in 2009, primarily as a result of an increase in proceeds from maturity of time deposits.

Financing Activities

Net cash used in financing activities was RMB250.1 million (US$39.7 million) in 2011, which primarily consisted of dividends payments in 2011 totaling RMB205.2 million (US$32.6 million).

Net cash used in financing activities was RMB736.4 million in 2010, which primarily consisted of repayment of our short-term bank loans totaling RMB470.0 million and dividend payments in 2010 totaling RMB239.9 million.

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

Capital Expenditures

In 2009, 2010 and 2011, our capital expenditures totaled RMB81.7 million, RMB58.2 million and RMB32.8 million (US$5.2 million), respectively. In the past, our capital expenditures were used primarily to open drugstores, acquire drugstores through business combinations, set up distribution centers and install and upgrade our integrated information management system. We estimate that our capital expenditures in 2012 will range from approximately RMB40.0 million to RMB60.0 million, which we plan to use to open new stores, remodel existing stores and build new distribution centers in China.

Borrowings

During November 2009, certain financial institutions in the PRC provided us with short-term bank loans in the aggregate amount of RMB410.0 million and credit facilities in the aggregate amount of RMB250.0 million. Time deposits that we had placed with such financial institutions in the amount of RMB500.0 million and RMB250.0 million were pledged as security interests for the short-term bank loan and credit facilities, respectively. The security interests for the short-term bank loans are released upon repayment and the security interests for the credit facilities are released upon the expiration of such facilities, which was three months from the date such credit facilities became available to us. The short-term borrowings were primarily obtained for general working capital purposes, including dividend payments. All outstanding short-term borrowings were repaid in January 2010 and the security deposits were released accordingly. As of December 31, 2011, no short-term borrowings were outstanding.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately -0.7% in 2009, 3.3% in 2010 and 5.4% in 2011.

Recently Issued Accounting Pronouncements

For a detailed discussion of recently issued accounting standards, see note 2 to our audited consolidated financial statements included in this annual report.

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

In addition to “Neptunus,” we have also obtained rights to use an aggregate of 512 additional trademarks, including 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use, and 13 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2011, we have developed 1,885 private label products with these licensed trademarks.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to the date of this annual report that are reasonably likely to have a material effect on our revenue, net income, profitability, liquidity or capital resources, or that would caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment due by period
Contractual Obligations	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	(In thousands of RMB)
Operating lease commitments	209,840	316,592	84,235	19,575	630,242

Total	209,840	316,592	84,235	19,575	630,242

G.	Safe Harbor

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our growth strategies;

•	our future business development, financial condition and results of operations;

•	market acceptance of the merchandise we carry in our stores, especially our private label products;

•	our ability to identify and respond to changing customer preferences;

•	our ability to enhance and maintain our brand names;

•	our ability to achieve anticipated volume purchasing benefits;

•	our ability to establish effective advertising, marketing and promotional programs;

•	our ability to manage our supply chain and our distribution centers;

•	our ability to attract and retain a sufficient number of pharmacists for our stores;

•	our ability to manage our operations;

•	competition from other drugstore chains and independently operated drugstores;

•	the expected growth of the drugstore industry in China;

•	our ability to obtain permits and licenses to carry on our business; and

•	fluctuations in general economic and business conditions in China.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Simin Zhang	50	Chairman of the Board of Directors
Barry J. Buttifant	67	Independent Director (1)(2)(3)
Stephanie Hui	39	Director
Alistair Eric MacCallum Laband	60	Independent Director (1)(2)(3)
Gary Siu Kwan Sik	44	Independent Director (1)(2)(3)
Fuxiang Zhang	39	Chief Executive Officer
Zixin Shao	43	Chief Financial Officer

(1)	Members of the audit committee
(2)	Members of the compensation committee
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

Barry J. Buttifant has been a director of our company since November 2007. He is a member of our audit committee, compensation committee, corporate governance and nominating committee. He is an independent non-executive director of Daiwa Associate Holdings Limited and Giordano International Limited, and a non-executive director of Synergis Holdings Limited (“Synergis”), all of which are publicly listed companies in Hong Kong. Mr. Buttifant also serves as a non-executive director of Global-Tech Advanced Innovations Inc., a NASDAQ listed company. Mr. Buttifant is currently an executive director of Hsin Chong Construction Group Ltd (‘HCCG’). Prior to that, he was group chief executive officer of IDT International Limited. In October 2009, Mr. Buttifant rejoined Mission Hills Group, or MHG, as a Director — Corporate Finance, and prior to this appointment, he had been a consultant to the MHG since December 2008. Prior to joining MHG, he served as a Principal to KLC Kennic Lui & Company, or KLC, a professional accounting firm and Managing Director of KLC Transactions Limited. Prior joining KLC, Mr. Buttifant was the Executive Director — Finance of the MHG from February 2008 till November 2008. Since December 2004, he was the managing director of Hsin Chong International Holdings Limited, a controlling shareholder of HCCG (which was acquired by MHG in November 2007) and Synergis (which was acquired by HCCG in September 2008). Mr. Buttifant was also an alternate director to both HCCG and Synergis. Mr. Buttifant was an operating partner of Barings Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited, or WKH, from 2001 to 2002 and was the advisor to the board of directors of WKH from November 2002 to April 2004. Prior to joining WKH, he was the managing director of IDT International Limited for over eight years and had worked for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in the capacity of finance director and managing director. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants; the Hong Kong Institute of Certified Public Accountants; the Chartered Management Institute; the Hong Kong Management Association and the Hong Kong Institute of Directors.

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

Gary Siu Kwan Sik has been a director of our company since November 2007. Mr. Sik is a member of our audit committee and our compensation committee. Mr. Sik has more than 20 years of experience in investment banking and finance. He has held senior positions with a number of major international investment banks, as well as the Hong Kong operations of the securities and investment banking division of a state-owned PRC bank, responsible for business development and regional business operations. Mr. Sik achieved his bachelor’s degree in engineering science and master’s degree in arts from Oxford University in 1989 and 2006, respectively. Mr. Sik is a member of The Institute of Chartered Accountants in England and Wales and a fellow member of Hong Kong Institute of Certified Public Accountants. He is an executive director of C Y Foundation Group Limited and independent non-executive director of China Glass Holdings Limited, both companies listed on the Stock Exchange of Hong Kong Limited. Mr. Sik is also an independent non-executive director of Simcere Pharmaceutical Group, a company listed on the New York Stock Exchange that manufactures and supplies branded generic pharmaceutical products for the China market.

Mr. Fuxiang Zhang was appointed by our board of directors as our chief executive officer in August 2011. Mr. Zhang joined our company in 1997 and served as our vice president from 2006 to 2011 and then as our chief operating officer from March 2011 until his promotion in August 2011. From 2003 to 2006, Mr. Zhang served as the general manager of Shenzhen Nepstar Group Co., Ltd., one of our regional Nepstar companies. From 1999 to 2003, he was the vice general manager and then promoted to general manager of Nepstar Dalian. Mr. Zhang received a bachelor’s degree in international economics in 1997 and a master’s degree in industrial engineering in 2010 from the Harbin Institute of Technology.

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

B.	Compensation of Directors and Executive Officers

Cash Compensation

In 2011, the aggregate cash compensation to our executive officers, including all the directors, was RMB3.68 million (US$584,808). For options granted to officers and directors, see “— Pre-IPO Share Option Scheme” and “— 2007 Share Incentive Plan.”

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

Our board of directors and shareholders authorized the issuance of up to 8,680,000 ordinary shares upon exercise of options granted under our Pre-IPO Share Option Scheme. On August 30, 2005, we granted options to purchase 1,000,000 ordinary shares to 296 of our staff, including senior management, key employees and other employees, with an exercise price of US$0.075 per share. On March 20, 2006, we granted options to purchase 6,680,000 ordinary shares to 456 of our staff, including senior management, key employees and other employees, with an exercise price of US$0.75 per share. On September 1, 2006, we granted options to purchase 1,000,000 ordinary shares to an executive officer with an exercise price of US$0.75 per share. The Pre-IPO Share Option Scheme terminated after the completion of our initial public offering in November 2007. As of December 31, 2011, all of the ordinary share options granted under the Pre-IPO Share Option Scheme have been vested.

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

On January 5, 2010, we granted an aggregate of 800,000 options with a grant day fair value of approximately US$0.91 per option to Jason Xinghua Wu, our former chief executive officer. The exercise price of such options is US$3.725 per share. Upon Mr. Wu’s resignation in August 2011, 600,000 unvested options of the 800,000 options granted to him were forfeited immediately and the remaining 200,000 vested options were forfeited in February 2012.

On March 2, 2010, we granted an aggregate of 150,000 fully vested ordinary shares to our three current independent directors, and 50,000 non-vested ordinary shares to Jason Xinghua Wu, our former chief executive officer. The grant of the fully vested ordinary shares to our independent directors was made in exchange for their forfeiture of 150,000 options granted in November 2007. All of the 50,000 ordinary shares granted to Mr. Wu were fully vested before his resignation in August 2011.

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

We had 16,015, 15,974 and 15,189 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2011:

	As of December 31, 2011
	Employees	Percentage of Total
Non-pharmacist store staff	10,048	66.2%
Pharmacists	3,173	20.9%
Management	1,230	8.1%
Logistics	738	4.8%

Total	15,189	100%

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

We are required under PRC law to make contributions to our employee benefit plans including pension, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Our contributions are made based on salaries, bonuses and certain allowances of our employees, in amounts within a range specified by the respective local government authorities where we operate our businesses. The total amount of contributions we incurred for these employee benefit plans in 2009, 2010 and 2011 was RMB28.7 million, RMB31.3 million and RMB34.4 million (US$5.5 million), respectively.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2012 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers:
Simin Zhang (2)	107,000,000	53.3
Barry J. Buttifant	—	—
Alistair Eric MacCallum Laband	*	*
Gary Siu Kwan Sik	*	*
Stephanie Hui (3)	50,000,000	24.9
Fuxiang Zhang	—	—
Zixin Shao	—	—

Principal Shareholders
China Neptunus Drugstore Holding Ltd.	107,000,000	53.3
GS Funds (4)	50,000,000	24.9

*	Beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. Percentage of beneficial ownership of each listed person is based on 200,665,782 ordinary shares outstanding as of March 31, 2012.
(2)	Represents the beneficial ownership of 107,000,000 ordinary shares held by China Neptunus Drugstore Holding Ltd. Simin Zhang is the chairman of the board of directors and owns 100.0% of the equity interest in China Neptunus Drugstore Holding Ltd. China Neptunus Drugstore Holding Ltd. is a BVI company and its address is P.O. Box 3140, Road Town, Tortola, British Virgin Islands.
(3)	Represents 50,000,000 ordinary shares held by the GS Funds. Ms. Stephanie Hui, a managing director of Goldman Sachs (Asia) L.L.C., disclaims beneficial ownership of shares held by the GS Funds except to the extent of her pecuniary interest in these shares.
(4)	Includes a total of 50,000,000 shares owned by (i) GS Capital Partners 2000, L.P., GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., each of which is a limited partnership organized under the laws of the State of Delaware, (ii) GS Capital Partners 2000 Offshore, L.P., a Cayman Islands exempted limited partnership, and (iii) GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, a German KG. Each of the GS Funds has a mailing address of c/o Goldman, Sachs & Co., 85 Broad Street, 10th Floor, New York, NY 10004. Affiliates of The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager of each of the GS Funds, and each of the GS Funds shares voting and investment power with certain of its respective affiliates. Each of the GS Funds is affiliated with or managed by Goldman, Sachs & Co., a wholly owned subsidiary of The Goldman Sachs Group, Inc. Each of The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and Goldman Sachs (Asia) L.L.C. disclaims beneficial ownership of the shares owned by each of the GS Funds, except to the extent of their pecuniary interest therein.

For details of the options granted to our directors and executive officers, including the title and amount of securities covered by the options, the exercise price, the purchase price and the expiration date of the options, see “—B. Compensation of Directors and Executive Officers—2007 Share Incentive Plan.”

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2012, of the 200,665,782 issued and outstanding ordinary shares, 44,254,830 ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary of our ADSs. Approximately 22.1% of our ordinary shares, representing our ordinary shares held by the depositary, were held in the United States.

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

Transactions with Companies in Which a Major Shareholder Had Equity Interests

Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, Neptunus BVI, is the chairman of the board of directors and the controlling person of the Neptunus Group. In 2009, 2010 and 2011, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB89.6 million, RMB121.4 million and RMB105.2 million (US$16.7 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB3.9 million, RMB3.2 million and RMB2.2 million (US$0.3 million), respectively. During 2009 and 2010, we fully utilized prepayments of RMB132.9 million made in April 2008 to the Neptunus Group. These prepayments were made in exchange for an 8% to 10% discount of procurement value on more than 100 types of national branded products procured from several companies under the Neptunus Group, namely Shandong Neptunus Galaxy Medicine Co. Ltd. and Shenzhen Neptunus Changjian Pharmaceutical Co. Ltd. and its affiliates. In 2009 and 2010, we purchased merchandise totaling RMB32.2 million and RMB38.1 million, respectively, from these companies under the Neptunus Group. The payment terms offered by the Neptunus Group for the purchase of merchandise ranged from 60 to 90 days. As of December 31, 2011, RMB18.2 million (US$2.9 million) was due to the Neptunus Group in connection with our purchase of merchandise.

As of December 31, 2010 and 2011, the amounts due from the Neptunus Group and its affiliates totaled RMB3.2 million and RMB2.2 million (US$0.3 million), respectively, related to the sale of merchandise. As of December 31, 2010 and 2011, amounts related to expenses we paid on behalf of the Neptunus Group and its affiliates were RMB7.0 million and RMB0.3 million (US$0.05 million), respectively. The amounts due from the Neptunus Group and its affiliates were partially settled in 2012 as of the date of this Annual Report.

Transactions with an Affiliated Entity of JZJ

We sold merchandise to Yunnan Jianzhijia Medical Ltd., an affiliated entity of our former consolidated subsidiary JZJ, in 2010 totaling RMB1.6 million. We did not purchase any merchandise from Yunnan Jianzhijia Medical Ltd. in 2009, 2010 or 2011.

As of December 31, 2009, no amount was due from or to Yunnan Jianzhijia Medical Ltd. As of December 31, 2010, RMB1.6 million were due from Yunnan Jianzhijia Medical Ltd. in connection with its purchases of merchandise from us and additional RMB0.6 million were due from it in connection with expenses we paid on its behalf. As of December 31, 2011, RMB1.6 million (US$0.3 million) were due from Yunnan Jianzhijia Medical Ltd. in connection with its purchases of merchandise from us in 2010 and additional RMB0.6 million (US$0.1 million) were due from it in connection with expenses we paid on its behalf in 2010. Collection of the amount due from JZJ is in process and management expects full amount to be collected in the near future.

Transaction related to the Disposal of Our 100% Equity Interest in Nepstar Industrial

In August 2011, we disposed of our 100% equity interest in Nepstar Industrial to Neptunus Group at a total cash consideration of RMB 20 million. The difference between consideration received and the carrying amount of the net assets of the subsidiary amounting to RMB19 was recognized in additional paid-in capital. We have not conducted any operations under Nepstar Industrial since its establishment in 2009. The purpose of the transaction is to simplify corporate structure and the divestment has not adversely affected our financial position or business operation.

Transactions Related to Our Regional PRC Companies

We, through our PRC operating subsidiary, Nepstar Pharmaceutical, have entered into a series of contractual arrangements with Nepstar IT Service, Nepstar Management Consulting, their respective shareholders, the regional Nepstar companies, including Fuzhou Nepstar, and Nepstar E-Commerce, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Nepstar Pharmaceutical owns a 49.0% equity interest in each of the regional Nepstar companies, including Fuzhou Nepstar, and Nepstar IT Service and Nepstar Management Consulting collectively own the remaining 51.0% equity interest in each of the regional Nepstar companies, including Fuzhou Nepstar. In addition, Nepstar IT Service and Nepstar Management Consulting each own a 50.0% equity interest in Nepstar E-Commerce. Each of these contractual arrangements may only be amended with the approval of our audit committee or another independent body of our board of directors. See “Item 4. Information on the Company — C. Organizational Structure.”

The following is a summary of the material provisions of these arrangements. For more complete information, you should read these agreements in their entirety, which are filed with the SEC.

Loan Agreements

Under applicable PRC law, a company that is not a licensed financial institution is not permitted to extend loans directly to another company in China. As a result, a financial institution, such as a commercial bank, is typically involved in loan arrangements between companies that are not financial institutions by acting as an intermediary, whereby the financial institution receives the funds from the lending company and disburses the funds to the borrowing company. These types of loan arrangements are commonly referred to in China as “entrustment loans.” Through an intermediary bank, Nepstar Pharmaceutical provided interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with loan agreements dated June 13, 2007 in the aggregate principal amounts of RMB10.0 million and RMB26.0 million, respectively. In 2010, Nepstar Pharmaceutical renewed the interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with loan agreements dated June 25, 2010 in the aggregate principal amounts of RMB8.0 million and RMB22.8 million, respectively, and loan agreements dated December 1, 2010 in the aggregate principal amounts of RMB5.9 million and RMB6.3 million, respectively. In 2011, Nepstar Pharmaceutical renewed the interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with the loan agreements dated June 29, 2011 in the aggregate principal amounts of RMB14.1 million and RMB29.3 million, respectively. As consideration for the loans, Nepstar IT Service, Nepstar Management Consulting and their respective shareholders entered into a series of contractual arrangements that allow us to retain, through Nepstar Pharmaceutical, substantially all the economic risks and rewards of the regional Nepstar companies, including Fuzhou Nepstar, and Nepstar E-Commerce, as well as provide us with effective unilateral control over Nepstar IT Service, Nepstar Management Consulting, the regional Nepstar companies, including Fuzhou Nepstar, and Nepstar E-Commerce.

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

All the above equity pledge agreements have been registered with the relevant government authorities to render the security interests under such agreements effective. The equity pledge agreements will expire after the regional Nepstar companies, Fuzhou Nepstar, Nepstar E-Commerce, Nepstar IT Service, Nepstar Management Consulting and their respective shareholders, as the case may be, have fully performed their respective obligations under the logistics service and information technology support agreements, the trade name license agreements, the supply agreements and the loan agreements described above.

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

Dividend Policy

Our board of directors has complete discretion on whether to pay dividends. On March 13, 2009, our board of directors approved a cash dividend of US$0.35 per ADS. The cash dividend was paid in May 2009 to shareholders of record as of the close of business on April 16, 2009. On August 24, 2009, our board of directors declared a special cash dividend of US$1.50 per ADS. In November and December 2009, approximately RMB1,038 million was paid out to shareholders of record as of the close of business on September 25, 2009. On March 3, 2010, our Board of Directors declared a cash dividend of US$0.28 per ADS. The cash dividend was paid on or around May 3, 2010 to shareholders of record as of the close of business on April 2, 2010. On January 18, 2011, our Board of Directors declared a special cash dividend of US$0.30 per ADS. The special dividend was paid on or around February 28, 2011 to shareholders of record as of the close of business on January 31, 2011.

Our ability to pay dividends depends substantially on the payment of dividends to us by our consolidated PRC entities. In particular, each of our consolidated PRC entities may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to applicable PRC laws, rules and regulations, 10% of after-tax profits of each of our consolidated PRC entities are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. As of December 31, 2011, the accumulated balance of our statutory reserve funds totaled RMB95.2 million (US$15.1 million). Our restricted reserves are not distributable as cash dividends. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Furthermore, if any of our subsidiaries and controlled affiliates incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

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

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.” The table below shows, for the periods indicated, the high and low closing prices on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 23, 2012 was US$2.35 per ADS.

	Market Price Per ADS
	High		Low
2007 (from November 9, 2007)	US$	20.50	US$	15.25
2008		16.50		2.87
2009		7.60		3.47
2010		7.49		2.55
2011		4.65		1.51
Quarterly Highs and Lows
First quarter 2010		7.49		5.98
Second quarter 2010		7.39		3.03
Third quarter 2010		4.28		2.55
Fourth quarter 2010		5.53		3.27
First quarter 2011		4.65		3.52
Second quarter 2011		3.76		2.53
Third quarter 2011		3.05		2.20
Fourth quarter 2011		2.55		1.51
First quarter 2012		2.70		1.67
Monthly Highs and Lows
October 2011		2.44		2.01
November 2011		2.55		2.24
December 2011		2.32		1.51
January 2012		2.70		1.67
February 2012		2.63		2.17
March 2012		2.45		2.12
April 2012 (through April 23)		2.35		2.10

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs represented by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not represented by ADSs, currently meet the readily tradable requirement for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation if we are not a PFIC in the applicable years, as discussed below. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

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

Passive Foreign Investment Company

Based on the quarterly average valuation of our assets, including goodwill for the taxable year ended on December, 31, 2011, we may have been a PFIC for our taxable year ended on December 31, 2011, although there can be no certainty in this regard due to the complex nature of the applicable rules. Under the Code, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for any taxable year cannot be determined until after the close of such taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. In addition, although the law in this regard is unclear, we treat the regional Nepstar companies and Nepstar E-Commerce as being owned by us for U.S. federal income tax purposes, not only because we retain control over their management decisions but also because we retain the economic risks and rewards of these entities. If it were determined, however, that we are not the owner of the regional Nepstar companies and Nepstar E-Commerce for U.S. federal income tax purposes, we would be more likely to be treated as a PFIC for any taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and unless you make a mark-to-market election as discussed below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of our ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current U.S. tax law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only our ADSs and not our ordinary shares are listed on the New York Stock Exchange. Consequently, if you are a holder of ordinary shares that are not represented by the ADSs, you generally will not be eligible to make a mark-to-market election. If you make an effective mark-to-market election, the excess distribution rules describe above would not apply to you. Instead, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in your income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. A mark-to-market election generally must be made for the first taxable year in which a U.S. Holder holds stock in a PFIC, and is made by filing Internal Revenue Service Form 8621 with such U.S. Holder’s original or amended U.S. federal income tax return on or before the due date (including extensions) of the return. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

We use the Renminbi as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our subsidiaries is the Renminbi. All of our subsidiaries’ transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiaries existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of income. The values of our company’s assets and liabilities are translated into Renminbi using the exchange rate on the balance sheet date. Revenues and expenses of our company are translated at average rates prevailing during the year. Gains and losses resulting from translation of our financial statements from U.S. dollars into Renminbi are recorded in other comprehensive loss within equity. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2011, we had U.S. dollar-denominated bank deposits of US$12.9 million. If there was a further 1.0% appreciation of Renminbi against the U.S. dollar, our cash balance would have been decreased by RMB0.8 million (US$0.1 million), which would have resulted in an increase in the accumulated other comprehensive loss by such amount.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure in foreign exchange risk.

Interest Rate Risk

We have not been, nor do we anticipate being, exposed to material risks due to changes in interest rates. Our risk exposure to changes in interest rates relates primarily to the interest income generated by cash deposited in interest-bearing savings accounts. As of December 31, 2011, we had no interest-bearing bank loan balances. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge any interest risk exposure.

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

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and the New York Stock Exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As set forth in the Deposit Agreement dated November 17, 2007 among us, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of the ADRs, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. In 2011, we received the following reimbursement from the depository:

Category of Reimbursement	Amount (in US$)
Listing fees	—
Investor relations related expenses	105,807.82
Legal fees	62,466.78
Directors and officers’ insurance fees	143,120.30
Others	—

Total	311,394.90

The depositary further agreed to waive other ADR program-related expenses amounting to US$255,000 associated with the administration of the ADR program in 2011.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in 2009, 2010 or 2011.

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

In 2011, we used approximately RMB250.7 million (US$39.8 million) from the net proceeds received from our initial public offering for the repurchase of our ordinary shares and dividends payment.

As of December 31, 2011, we had total cash, cash equivalents and other bank deposits (including long term bank deposits) in the amount of RMB979.9 million (US$155.7 million).

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

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

Management’s Annual Report on Internal Control Over Financial Reporting

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by KPMG, an independent registered public accounting firm, as stated in their report dated April 24, 2012 appearing herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Nepstar Chain Drugstore Ltd.:

We have audited China Nepstar Chain Drugstore Ltd.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Nepstar Chain Drugstore Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, China Nepstar Chain Drugstore Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated April 24, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 24, 2012

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2009	2010	2011
	(in millions of RMB)
Audit Fees	7.2	6.5	6.5
Audit-related Fees	—	—	—
Tax Fees	0.2	0.1	0.1

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and all other services as described above. During 2011, all services rendered by KPMG were approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 13, 2010, our board of directors approved a share repurchase program, under which we were authorized to repurchase up to US$20.0 million worth of our issued and outstanding ADSs from the open market from time to time and before August 13, 2011. During the duration of this program, we purchased 6,458,742 of our ordinary shares in the form of ADSs for a total purchase price of approximately US$9.0 million. All of the repurchased ordinary shares have been retired. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. The following table sets forth certain information related to purchases made by us of our ADSs under the program:

Period	Total number of ADSs purchased	Average price paid per ADS (1)		Total number of ADSs purchased as part of publicly announced program	Approximate dollar value of ADSs that may yet be purchased under the program
		US$	RMB (2)		US$	RMB (2)
August 2010	1,581,773	2.7499	18.1493	1,581,773	15,650,282.43	103,291,864.00
September 2010	331,768	2.9971	19.7809	1,913,541	14,655,940.56	96,729,207.69
June 2011	358,319	2.6993	16.9892	2,271,860	13,688,727.10	86,155,479.49
July 2011	599,864	2.8720	18.0758	2,871,724	11,965,942.59	75,312,446.07
August 2011	357,647	2.6012	16.3717	3,229,371	11,035,625.38	69,457,122.58

(1)	The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)	The translations of U.S. dollar amounts into Renminbi amounts have been made at the exchange rate in effect on December 31, 2011, which was US$1.00 to RMB6.2939. See “Part I. — Item 3. Key Information — Selected Financial Data — Exchange Rate Information.”

On August 19, 2011, our board of directors approved a share repurchase program, under which we were authorized to repurchase up to US$20.0 million worth of our issued and outstanding ADSs from the open market from time to time and before August 23, 2012. As of March 31, 2012, we have purchased 4,882,954 of our ordinary shares in the form of ADSs for a total purchase price of approximately US$5.7 million. All of the repurchased ordinary shares have been retired. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. The following table sets forth certain information related to purchases made by us of our ADSs under the program:

Period	Total number of ADSs purchased	Average price paid per ADS (1)		Total number of ADSs purchased as part of publicly announced program	Approximate dollar value of ADSs that may yet be purchased under the program
		US$	RMB (2)		US$	RMB (2)
August 2011	152,223	2.4661	15.5214	152,223	19,624,603.97	123,515,294.93
September 2011	362,880	2.5467	16.0287	515,103	18,700,453.39	117,698,783.59
October 2011	321,378	2.2640	14.2494	836,481	17,972,868.04	113,119,434.16
November 2011	276,956	2.4016	15.1154	1,113,437	17,307,741.26	108,933,192.72
December 2011	308,978	1.8822	11.8464	1,422,415	16,726,170.70	105,272,845.77
January 2012	463,056	2.3800	14.9795	1,885,471	15,624,103.17	98,336,542.94
February 2012	280,318	2.5169	15.8411	2,165,789	14,918,564.68	93,895,954.24
March 2012	275,688	2.2905	14.4162	2,441,477	14,287,103.62	89,921,601.47

(1)	The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)	The translations of U.S. dollar amounts into Renminbi amounts have been made at the exchange rate in effect on December 31, 2011, which was US$1.00 to RMB6.2939. See “Part I. — Item 3. Key Information — Selected Financial Data — Exchange Rate Information.”

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item  18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report together with the report of the independent registered public accounting firm:

•	Consolidated Balance Sheets as of December 31, 2010 and 2011

•	Consolidated Statements of Income for the years ended December 31, 2009, 2010 and 2011

•	Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2009, 2010 and 2011

•	Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011

•	Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

2.1	Specimen Certificate for Ordinary Shares of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

2.2	Form of American Depositary Receipt of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

2.3	Form of Deposit Agreement among China Nepstar Chain Drugstore Ltd., the depositary and Owners and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.1	Form of Indemnification Agreement with the directors of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.2.1	Form of Logistics Service and Information Technology Support Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.2.2	Logistics Service and Information Technology Support Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.2.2 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.2.3	Logistics Service and Information Technology Support Agreement dated as of May 28, 2010 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Shenzhen Nepstar E-Commerce Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.2.3 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

Exhibit Number	Description of Document

4.3.1	Form of Trade Name License Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.3.2	Trade Name License Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.3.2 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.3.3	Trade Name License Agreement dated as of May 28, 2010 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Shenzhen Nepstar E-Commerce Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.3.3 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.4.1	Form of Supply Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.4.2	Supply Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.4.2 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.4.3	Supply Agreement dated as of May 28, 2010 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Shenzhen Nepstar E-Commerce Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.4.3 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.5.1	Loan Agreement dated as of June 13, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.7.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

Exhibit Number	Description of Document

4.5.2	Loan Agreement dated as of June 13, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.7.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.5.3	Loan Agreement dated as of June 25, 2010 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.3 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.5.4	Loan Agreement dated as of June 25, 2010 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.4 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.5.5	Loan Agreement dated as of December 1, 2010 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.5 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.5.6	Loan Agreement dated as of December 1, 2010 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.6 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.5.7*	Loan Agreement dated as of June 29, 2011 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation)

4.5.8*	Loan Agreement dated as of June 29, 2011 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation)

4.6.1	Form of Shareholders Agreement dated as of April 28, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd. and Nepstar Information and Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. with respect to each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.8.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

Exhibit Number	Description of Document

4.6.2	Commitment Letter dated as of August 21, 2007 from Feng Tu and Shenzhen Nepstar Management Consulting Co., Ltd. to Shenzhen Nepstar Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.8.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.6.3	Commitment Letter dated as of August 21, 2007 from Liping Zhou and Shenzhen Nepstar Information and Technology Co., Ltd. to Shenzhen Nepstar Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.8.3 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.7.1	Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Nepstar Information and Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.9.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.7.2	Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 10.9.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.8	Lease Agreement dated as of June 11, 2004 between Shenzhen Renbao Investment Real Estate Management Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding office space for the headquarters of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.9	Lease Agreement dated as of October 15, 2004 between Shenzhen Baodazhou Development Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding the national distribution center (Translation) (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.10	Lease Agreement dated as of December 16, 2005 between Shenzhen Baodazhou Development Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding the national distribution center (Translation) (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

Exhibit Number	Description of Document

4.11	Trademark License Agreement dated as of April 20, 2000 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Neptunus” (Translation) (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.12	Trademark License Agreement dated as of July 7, 2000 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 499 trademarks (Translation) (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.13	Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Tong’ai Pharmaceutical Manufacturing Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Tong’ai” and “Jindian” (Translation) (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.14	Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Pharmaceutical Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 42 trademarks (Translation) (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.15	Trademark License Agreement dated as of June 28, 2007 between Shenzhen Neptunus Pharmaceutical Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 14 trademarks (Translation) (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.16	Trademark License Agreement dated as of June 28, 2007 between Shenzhen Neptunus Tong’ai Pharmaceutical Management Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Tong’ai” (Translation) (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.17	Supplemental Agreement dated August 18, 2009 to the Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 30, 2010)

Exhibit Number	Description of Document

4.18	Supplemental Agreement dated May 28, 2010 to the Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

101. INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed with this annual report on Form 20-F
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

By	/s/ Fuxiang Zhang
	Name:	Fuxiang Zhang
	Title:	Chief Executive Officer

Date: April 24, 2012

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China Nepstar Chain Drugstore Ltd.

We have audited the accompanying consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Nepstar Chain Drugstore Ltd. and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2011 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Nepstar Chain Drugstore Ltd.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 24, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

April 24, 2012

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share data)

		December 31,
	Note	2010	2011	2011
		RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	3	626,796	767,885	122,005
Short-term bank time deposits	3	513,000	43,000	6,832
Restricted cash		5,000	—	—
Accounts receivable, net of allowance for doubtful accounts	4	83,722	102,937	16,355
Amounts due from related parties	22	12,358	4,649	739
Prepaid expenses, deposits and other current assets	5	127,750	122,831	19,516
Inventories	6	433,265	437,058	69,442
Deferred tax assets	12	3,551	2,009	319

Total current assets		1,805,442	1,480,369	235,208

Property and equipment, net	7	192,019	141,817	22,532
Long-term bank time deposits	3	—	169,000	26,851
Rental deposits		41,811	39,559	6,286
Cost method investments		12,638	12,638	2,008
Equity method investment	10	35,151	36,703	5,832
Land use right		8,227	—	—
Intangible assets, net	9	2,919	3,087	490
Goodwill	8,9	51,089	51,819	8,233
Deferred tax assets	12	1,813	3,151	501
Deposits for acquisition	8	2,000	1,000	159
Accrued interest income		—	3,054	485

TOTAL ASSETS		2,153,109	1,942,197	308,585

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable		313,773	352,386	55,988
Amounts due to related parties	22	24,461	18,169	2,887
Accrued expenses and other payables	13	131,330	118,121	18,768
Deferred income	14	26,102	10,662	1,694
Income tax payable		52,520	28,480	4,525

Total current liabilities		548,186	527,818	83,862

Deferred income	14	18,794	17,078	2,713
Deferred tax liabilities	12	16,922	12,032	1,912
Other non-current liabilities	12	—	31,015	4,928

Total liabilities		583,902	587,943	93,415

Shareholders’ equity:
Share capital – ordinary shares USD0.0001 par value:
360,000,000 shares authorized; 207,785,938 shares issued and outstanding as of December 31, 2010;
360,000,000 shares authorized; 202,783,480 shares issued and outstanding as of December 31, 2011	15	164	161	26
Treasury stock
Nil as of December 31, 2010;	15
334,388 shares as of December 31, 2011		—	(1,736)	(276)
Additional paid-in capital		1,501,809	1,252,232	198,960
Accumulated other comprehensive loss		(41,563)	(41,133)	(6,535)
Retained earnings	16	108,797	144,730	22,995

Total shareholders’ equity		1,569,207	1,354,254	215,170

Commitments and contingencies		—	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,153,109	1,942,197	308,585

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

		Year ended December 31,
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	USD

Revenue	18,22	2,217,613	2,356,604	2,491,290	395,826
Cost of goods sold		(1,143,398)	(1,192,665)	(1,302,653)	(206,971)

Gross profit		1,074,215	1,163,939	1,188,637	188,855
Sales, marketing and other operating expenses		(858,072)	(985,510)	(1,015,165)	(161,294)
General and administrative expenses		(105,652)	(128,196)	(120,671)	(19,173)
Impairment losses of property and equipment	7	—	(3,423)	(14,164)	(2,250)
Other expense	11	—	(25,540)	—	—

Income from operations		110,491	21,270	38,637	6,138

Interest income		75,335	23,923	23,154	3,679
Interest expense		(2,507)	(1,200)	—	—
Dividend income from cost method investments		3,776	3,028	3,616	575
Equity in income of an equity method investee	10	5,128	5,808	1,552	247
Other income	10	8,927	—	—	—

Income before income tax expense		201,150	52,829	66,959	10,639
Income tax expense	12	(61,174)	(36,321)	(31,026)	(4,930)

Net income attributable to China Nepstar Chain Drugstore Ltd.		139,976	16,508	35,933	5,709

Earnings per ordinary share:

Basic	21	0.67	0.08	0.17	0.03

Diluted	21	0.66	0.08	0.17	0.03

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except share data)

	Ordinary shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Equity attributable to China Nepstar Chain Drugstore Ltd.	Noncontrolling Interest	Total Shareholders’ Equity
	Number of Shares	Par Value Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	208,293,136	165	2,823,668	(38,009)	173,650	2,959,474	23,165	2,982,639

Net income	—	—	—	—	139,976	139,976	—	139,976
Foreign currency translation adjustment net of tax effect of nil	—	—	—	(476)	—	(476)	—	(476)

Comprehensive income						139,500	—	139,500
Repurchase and retirement of ordinary shares (Note 15)	(1,128,400)	(1)	(16,081)	—	—	(16,082)	—	(16,082)
Issuance of ordinary shares upon exercise of employee share options (Note 15)	2,708,412	2	13,300	—	—	13,302	—	13,302
Share-based compensation expense (Note 19)	—	—	3,003	—	—	3,003	—	3,003
Dividend (Note 17)	—	—	(1,218,128)	—	(103,337)	(1,321,465)	—	(1,321,465)
Deconsolidation of Yunnan Nepstar	—	—	—	—	—	—	(23,165)	(23,165)

Balance as of December 31, 2009	209,873,148	166	1,605,762	(38,485)	210,289	1,777,732	—	1,777,732

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except share data)

	Ordinary shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Equity attributable to China Nepstar Chain Drugstore Ltd.	Noncontrolling Interest	Total Shareholders’ Equity
	Number of Shares	Par Value Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	209,873,148	166	1,605,762	(38,485)	210,289	1,777,732	—	1,777,732

Net income	—	—	—	—	16,508	16,508	—	16,508
Foreign currency translation adjustment net of tax effect of nil	—	—	—	(3,078)	—	(3,078)	—	(3,078)

Comprehensive income						13,430	—	13,430
Repurchase and retirement of ordinary shares (Note 15)	(3,827,082)	(3)	(36,581)	—	—	(36,584)	—	(36,584)
Issuance of ordinary shares upon exercise of employee share options and ordinary shares granted to employees (Note 15)	1,739,872	1	10,148	—	—	10,149	—	10,149
Share-based compensation expense (Note 19)	—	—	5,781	—	—	5,781	—	5,781
Dividend (Note 17)	—	—	(83,301)	—	(118,000)	(201,301)	—	(201,301)

Balance as of December 31, 2010	207,785,938	164	1,501,809	(41,563)	108,797	1,569,207	—	1,569,207

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except share data)

	Ordinary shares		Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Equity attributable to China Nepstar Chain Drugstore Ltd.	Noncontrolling Interest	Total Shareholders’ Equity
	Number of Shares	Par Value Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	207,785,938	164	—	1,501,809	(41,563)	108,797	1,569,207	—	1,569,207

Net income	—	—	—	—	—	35,933	35,933	—	35,933
Foreign currency translation adjustment net of tax effect of nil	—	—	—	—	430	—	430	—	430

Comprehensive income							36,363	—	36,363
Repurchase of ordinary share (Note 15)	—	—	(45,522)	—	—	—	(45,522)	—	(45,522)
Retirement of ordinary share (Note 15)	(5,142,102)	(3)	43,786	(43,783)	—	—	—	—	—
Issuance of ordinary shares upon exercise of employee share options and ordinary shares granted to employees (Note 15)	139,644	—	—	554	—	—	554	—	554
Share-based compensation expense reversal (Note 19)	—	—	—	(1,195)	—	—	(1,195)	—	(1,195)
Dividend (Note 17)	—	—	—	(205,172)	—	—	(205,172)	—	(205,172)

Income from disposal of subsidiary to parent company (Note 22(f))	—	—	—	19	—	—	19	—	19

Balance as of December 31, 2011	202,783,480	161	(1,736)	1,252,232	(41,133)	144,730	1,354,254	—	1,354,254

Balance as of December 31, 2011 (USD)		26	(276)	198,960	(6,535)	22,995	215,170	—	215,170

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands)

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income	139,976	16,508	35,933	5,709
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expense / (expense reversal)	3,003	5,781	(1,195)	(190)
Depreciation and amortization	63,144	66,755	58,913	9,360
Loss on disposal of property and equipment	3,728	3,531	3,605	573
Gain on deconsolidation of Yunnan Nepstar	(8,927)	—	—	—
Equity in income of an equity method investee	(5,128)	(5,808)	(1,552)	(247)
Deferred income taxes	19,519	112	(4,776)	(759)
Inventory write-downs	8,702	9,424	9,379	1,490
Impairment losses of property and equipment	—	3,423	14,164	2,250

Changes in operating assets and liabilities (net of effect of acquisitions, disposal and deconsolidation of subsidiaries):
Accounts receivable	(12,793)	(11,161)	(19,215)	(3,053)
Prepayment for purchase of inventory from related parties	32,204	38,102	—	—
Amounts due from related parties	(2,198)	(5,052)	7,709	1,225
Prepaid expenses, deposits and other current assets	8,604	13,544	4,063	646
Inventories	(52,727)	(72,914)	(13,173)	(2,093)
Deferred income	12,009	17,894	(17,156)	(2,726)
Accounts payable	46,759	(21)	38,613	6,135
Amounts due to related parties	8,476	11,928	(6,292)	(1,000)
Accrued expenses and other payables	25,490	4,718	(7,843)	(1,245)
Income tax payable	5,439	13,921	6,975	1,108

Net cash provided by operating activities	295,280	110,685	108,152	17,183

Cash flows from investing activities:
(Placement)/release of restricted cash	(15,000)	10,000	5,000	794
Purchase of property and equipment	(53,982)	(56,195)	(28,089)	(4,463)
Proceeds from disposal of property and equipment, and land use right	413	718	9,717	1,544
Proceeds from maturity of held-to-maturity investment securities	641,000	400,000	—	—
Payment for acquisitions	(19,078)	(1,979)	—	—
Payment for land use right	(8,622)	—	—	—
Investment in time deposits with original maturity over three months	(690,000)	(537,000)	(708,000)	(112,490)
Proceeds from maturity of time deposits with original maturity over three months	805,000	954,000	1,009,000	160,316
Effect of deconsolidation of subsidiaries	(7,011)	—	19	3

Net cash provided by investing activities	652,720	769,544	287,647	45,704

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of employee share options	13,302	10,149	554	88
Payment for repurchase of ordinary shares	(16,082)	(36,584)	(45,522)	(7,233)
Proceeds from short-term bank loans	610,000	—	—	—
Repayment of short-term bank loans	(140,000)	(470,000)	—	—
Dividends paid	(1,282,111)	(239,932)	(205,172)	(32,599)

Net cash used in financing activities	(814,891)	(736,367)	(250,140)	(39,744)

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands)

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	USD

Effect of foreign currency exchange rates on cash	19	(3,078)	(4,570)	(726)
Net increase in cash	133,128	140,784	141,089	22,417

Cash and cash equivalents at beginning of the year	352,884	486,012	626,796	99,588

Cash and cash equivalents at end of the year	486,012	626,796	767,885	122,005

Supplemental disclosure of cash flow information:

Interest paid	(2,068)	(1,639)	—	—

Income taxes paid	(31,960)	(19,642)	(30,141)	(4,789)

Accounts payable for purchase of property and equipment	8,112	4,968	4,720	750

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

(a)	Principal activities

China Nepstar Chain Drugstore Ltd. (the “Company”) and its subsidiaries (collectively with the Company, the “Group”) are principally engaged in the business of operating retail drugstores in the People’s Republic of China (the “PRC”). The Group’s drugstores provide pharmacy services and sell prescription drugs, non-prescription or over-the-counter drugs, nutritional supplements, herbal products, personal and family care products and convenience products such as snack food and beverages. As of December 31, 2011, the Company, through its subsidiaries, was the owner and operator of 2,395 retail drugstores in 74 cities in Guangdong, Jiangsu, Zhejiang, Liaoning, Shandong, Hunan, Fujian, Sichuan, and Hubei provinces and Shanghai, Tianjin and Beijing municipalities of the PRC under the name of “China Nepstar”. All of the Group’s operations and customers are located in the PRC.

The following list contains the particulars of subsidiaries and an equity method investee which principally affect the consolidated results of operations and financial position of the Company.

Name of subsidiary/investee	Principal activities	Percentage of controlling interest as of December 31,
		2009	2010	2011
Shenzhen Nepstar Pharmaceutical Co., Ltd. (“Nepstar Pharmaceutical”)	Procurement of merchandise for the Group	100%	100%	100%

Weifang Nepstar Pharmaceutical Co., Ltd. (“Weifang Nepstar”)	Procurement of merchandise for the Group	100%	100%	100%

Shanghai Nepstar Chain Co., Ltd. (“Shanghai Nepstar”)	Operation of retail drugstores	100%	100%	100%

Guangzhou Nepstar Chain Co., Ltd. (“Guangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

Ningbo Nepstar Chain Co., Ltd. (“Ningbo Nepstar”)	Operation of retail drugstores	100%	100%	100%

Sichuan Nepstar Chain Co., Ltd. (“Sichuan Nepstar”)	Operation of retail drugstores	100%	100%	100%

Jiangsu Nepstar Chain Co., Ltd. (“Jiangsu Nepstar”)	Operation of retail drugstores	100%	100%	100%

Dalian Nepstar Chain Co., Ltd. (“Dalian Nepstar”)	Operation of retail drugstores	100%	100%	100%

Hangzhou Nepstar Chain Co., Ltd. (“Hangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

Shandong Minkang Nepstar Chain Co., Ltd. (“Shandong Nepstar”)	Operation of retail drugstores	100%	100%	100%

Shenzhen Nepstar Chain Co., Ltd. (“Shenzhen Nepstar”)	Operation of retail drugstores	100%	100%	100%

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION - CONTINUED

(a)	Principal activities - continued

Name of subsidiary/investee	Principal activities	Percentage of controlling interest as of December 31,
		2009	2010	2011
Qingdao Nepstar Chain Co., Ltd. (“Qingdao Nepstar”)	Operation of retail drugstores	100%	100%	100%

Tianjin Nepstar Chain Co., Ltd. (“Tianjin Nepstar”)	Operation of retail drugstores	100%	100%	100%

Yunnan Jian Zhijia Chain Drugstore Ltd. (“Yunnan Nepstar”)	Operation of retail drugstores (Note 1(a)(i))	40%	40%	40%

Fuzhou Nepstar Chain Co., Ltd. (“Fuzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

Hubei Nepstar Chain Co., Ltd. (“Hubei Nepstar”)	Operation of retail drugstores	100%	100%	100%

Beijing Nepstar Chain Co., Ltd. (“Beijing Nepstar”)	Operation of retail drugstores	100%	100%	100%

Shenyang Nepstar Chain Co., Ltd. (“Shenyang Nepstar”)	Operation of retail drugstores	100%	100%	100%

Shenzhen Nepstar E-commerce Co., Ltd. (“Nepstar E-commerce”)	Online retail sales of merchandise	100%	100%	100%

Zaozhuang Nepstar Chain Co., Ltd. (“Zaozhuang Nepstar”)	Operation of retail drugstores	—	100%	100%

Note (i)

Yunnan Nepstar is 40% owned by Nepstar Pharmaceutical, 30% owned by Yunnan Qunxiang Industrial Trading Co., Ltd. (“Qunxiang”), a company 100% beneficially owned by a director of Yunnan Nepstar, and 30% owned by Yunnan Hengyu Industrial Trading Co., Ltd. (“Yunnan Hengyu”), a third party investor. In 1999, Qunxiang assigned Nepstar Pharmaceutical its 30% voting interest right with respect to the corporate, financial and operating actions of Yunnan Nepstar, including the approvals for the appointment of directors, business operating and capital investment plans, financial budgets, and dividends or profit distributions. Under the Articles of Association of Yunnan Nepstar, the approval and resolution of these corporate, financial and operating actions require a majority vote by the shareholders. The assignment of the voting interest right to Nepstar Pharmaceutical was legally binding and irrevocable as long as Nepstar Pharmaceutical remained a 40% shareholder of Yunnan Nepstar. Also, Qunxiang agreed not to dispose its 30% equity interest in Yunnan Nepstar to any parties other than Nepstar Pharmaceutical without receiving Nepstar Pharmaceutical’s prior consent. Since Nepstar Pharmaceutical had legal and unilateral control of the operations of Yunnan Nepstar by virtue of ownership of a majority voting interest held directly (40%) and indirectly through the voting interest right assignment (30%), Yunnan Nepstar was accounted for as a 40%-owned consolidated subsidiary of the Group with 60% noncontrolling interest during the year ended December 31, 2008. On January 5, 2009, the Company announced that its Board of Directors approved the termination of the voting interest right assignment agreement between Qunxiang and Nepstar Pharmaceutical. The termination of the voting interest right assignment was considered by the Board of Directors to be in the long term interest of the Company’s shareholders. Upon the termination of the voting interest right assignment in January 2009, Yunnan Nepstar is no longer a consolidated subsidiary of the Company and instead accounted for under the equity method of accounting. Upon deconsolidation, management remeasured the retained noncontrolling interest in Yunnan Nepstar to its fair value. See Note 10.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION - CONTINUED

(b)	Significant concentrations and risks

As of December 31, 2010 and 2011, the Group held US dollar denominated bank deposits of USD2,947 and USD12,899 (equivalent to RMB19,447 and RMB81,186) respectively, which were placed with financial institutions in the Hong Kong Special Administrative Region (“HKSAR”) of the PRC. Apart from the bank deposits in HKSAR, all of the Group’s bank deposits are with financial institutions in the mainland of the PRC.

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

In May 2007, the Company carried out a group reorganization whereby it transferred 51% equity interest in each of Shanghai Nepstar, Guangzhou Nepstar, Ningbo Nepstar, Sichuan Nepstar, Jiangsu Nepstar, Dalian Nepstar, Hangzhou Nepstar, Shandong Nepstar, Shenzhen Nepstar, Qingdao Nepstar and Tianjin Nepstar (collectively the “Pre-2009 Regional Companies”) to two PRC companies (the “Transferee Companies”). The Transferee Companies are legally held under the name of the Group’s employees in order to comply with certain PRC rules and regulations in relation to foreign ownership of companies in the PRC engaging in the retail drugstore businesses. The Transferee Companies paid an aggregate consideration of RMB31,794 to the Company for the 51% equity interest in the Pre-2009 Regional Companies, which was financed by loans provided by the Company. In August 2009, Nepstar Pharmaceutical and the Transferee Companies established Fuzhou Nepstar, each holding 49% and 51% equity interests, respectively. The Transferee Companies paid the initial capital contribution of RMB1,530 with the loans provided by Nepstar Pharmaceutical.

In December 2009, Shenzhen Nepstar E-commerce Co., Ltd. (“Nespstar E-commerce”) was set up with 100% of equity interest owned by Nepstar Pharmaceutical to operate the online retail sales of merchandise. Under the PRC regulations, foreign investors are not allowed to own more than 50% of the equity interest in any “value-added telecommunications services” provider, or an entity conducting an internet content distribution business. As a result, in May 2010, Nepstar Pharmaceutical transferred its entire equity interest in Nepstar E-commerce to the two Transferee Companies. In return for the equity transfer, the Transferee Companies paid a total consideration of RMB10,000 (equal to the initial investment by Nepstar Pharmaceutical) to Nepstar Pharmaceutical. The cash of RMB10,000 was financed by a loan from Nepstar Pharmaceutical.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION - CONTINUED

(c)	Organization - continued

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

Agreements that Retain Control over the Regional Companies

Under the shareholders agreements (namely the Shareholders Agreements and Equity Pledge Agreements) among Nepstar Pharmaceutical and the Transferee Companies, the Transferee Companies are not allowed to transfer their equity interests in the Regional Companies to a third party, nor are the Transferee Companies allowed to pledge, dispose of or create any encumbrance on such equity interests, without the prior written consent of Nepstar Pharmaceutical. In addition, the Transferee Companies agree to delegate all voting power rights as legal shareholders of the Regional Companies to persons designated by Nepstar Pharmaceutical, and agree to delegate their voting rights in the Board of Directors of the Regional Companies to Nepstar Pharmaceutical. The terms of these agreements are indefinite. Further, in accordance with the PRC Property Rights Law, the Equity Pledge Agreements are required to be registered with the relevant government authority. The Company completed the registration of the Equity Pledge Agreements in July 2007.

Agreements that Retain Economic Risks and Rewards of the Regional Companies

Under the Logistics Service and Information Technology Support Agreements, the Trade Name License Agreements entered into between Nepstar Pharmaceutical and each of the Regional Companies, Nepstar Pharmaceutical provides logistic, information technology support and consulting services to the Regional Companies, and allows these companies to use the trade names and trademarks for their operations, in exchange for annual service fees and license fees calculated based on each Regional Company’s gross profit. Under the Supply Agreements entered into between Nepstar Pharmaceutical and each of the Regional Companies, Nepstar Pharmaceutical is a supplier of products sold by these companies’ retail drugstores and the use of other suppliers of products sold by these companies’ retail drugstores requires authorization and approval by Nepstar Pharmaceutical. Nepstar Pharmaceutical has the right to adjust the purchase price at its sole discretion. These agreements will expire on May 27, 2017, and are automatically renewed for additional one-year term on an annual basis unless Nepstar Pharmaceutical gives prior written notice to the respective Regional Companies regarding its decision not to renew these agreements. These agreements allow the Regional Companies’ profits to be transferred to the Company through Nepstar Pharmaceutical.

The respective shareholders agreements referred to above stipulate that unanimous approval of shareholders must be obtained before each of the Regional Companies may distribute dividends and with such approval, dividends may be distributed in accordance with the shareholders’ respective equity interest or in a ratio as otherwise agreed to by the shareholders. In addition, any amounts received by the Transferee Companies from the Regional Companies, including dividends and other distributions on equity interest, shall be deposited in a designated bank account managed by Nepstar Pharmaceutical as security for the loans by Nepstar Pharmaceutical to the two Transferee Companies. The loans have an initial term of one year and are renewable indefinitely at the option of Nepstar Pharmaceutical. Without prior consent of Nepstar Pharmaceutical, these amounts cannot be distributed to the Transferee Companies’ shareholders. Further, Nepstar Pharmaceutical has an exclusive option to acquire all or part of the Transferee Companies’ equity interest in the Regional Companies at a price equal to the respective purchase price initially paid by the Transferee Companies. Nepstar Pharmaceutical also has an exclusive option to acquire all or part of the equity interests in the Transferee Companies from their shareholders at a price equal to the registered capital of these companies.

In the opinion of management, based on consultation with the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION - CONTINUED

(c)	Organization - continued

According to the Contractual Agreements, the Transferee Companies agree to delegate all the rights to exercise their voting power as shareholders of the Regional Companies to Nepstar Pharmaceutical, and thus the Company has a unilateral controlling financial interest in the Regional Companies. Furthermore, the transfer of 51% legal ownership in the Regional Companies lacked substance for accounting purpose, as the purpose of the transfer was to allow the Company to comply with certain PRC rules and regulations in relation to foreign ownership of companies in the PRC engaging in retail drugstore business. Through the Contractual Agreements, the Company has exclusive authority over all decision-making related to the Regional Company’s major operations and employee compensation and has 100% financial interest (either through dividend distribution or provision of logistic, information technology support and consulting services) in the Regional Companies. As a result, the Regional Companies are consolidated by the Company.

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

The Contractual Agreements provide the Company with the legal and unilateral financial control of the Regional Companies and allow the Company to share in all economic risks and rewards of ownership as though the Regional Companies were held through direct legal ownership. Accordingly, the Company has consolidated the Regional Companies as though the entities were wholly-owned subsidiaries. The loans and advance to the Transferee Companies are fully eliminated in consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Significant items subject to such estimates and assumptions include the realizability of inventories, the useful lives and salvage values of property and equipment and intangible assets, the recoverability of the carrying amount of property and equipment, goodwill, intangible assets and investments, the realization of deferred tax assets, the collectability of accounts receivable, the fair values of employee share-based payment arrangements and financial instruments, and accruals of contingencies. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

(c)	Foreign currency transactions and translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company is the US dollar (“USD”), whereas the functional currency of the Company’s subsidiaries in the PRC is the RMB since the PRC is the primary economic environment in which the PRC subsidiaries entities operate. Transactions denominated in currencies other than the functional currency are converted into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into the functional currency using the applicable exchange rates at the balance sheet date.

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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(c)	Foreign currency transactions and translation - continued

For the convenience of the readers, the December 31, 2011 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB6.2939, being the noon buying rate for U.S. dollars in effect on December 30, 2011 for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2011 or at any other date.

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

Restricted cash of RMB5,000 as of December 31, 2010 represented cash with restrictions imposed by the Administration for Industry & Commerce. There was no restricted cash balance as of December 31, 2011.

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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(g)	Accounts receivable

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

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. The Group carries out physical inventory counts on a quarterly basis at each store and warehouse location and records write-downs to inventories for shrinkage losses and damaged merchandise that are identified during the inventory counts. Write-downs due to shrinkage losses and damaged merchandise for the years ended December 31, 2009, 2010 and 2011 were RMB8,702, RMB9,424 and RMB9,379, respectively, and are included in cost of goods sold.

(i)	Long-lived assets

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation or amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated salvage value. Leasehold improvements are amortized over the shorter of the original lease term or the estimated useful life of the assets. The estimated useful lives of the Group’s property and equipment are as follows:

Store buildings	20 years
Store fixture and equipment	5 years
Motor vehicles	5 years
Software	10 years

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in business combinations, which are not individually identified and separately recognized.

Intangible assets

The Group’s intangible assets represent favorable lease contracts and operating rights acquired in business combinations (see Note 8). The favorable lease contracts are amortized over the remaining lease term. Operating rights are indefinite-lived intangible assets, which are not amortized but are reviewed for impairment annually or when events or circumstances indicate that the asset may be impaired.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(i)	Long-lived assets - continued

Impairment of long-1ived assets

Long-lived assets, including property and equipment and intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Impairment of long-lived assets of nil, RMB3,423 and RMB14,164 was recognized for the years ended December 31, 2009, 2010 and 2011 respectively (see Note 7).

Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Group performs annual impairment test of goodwill as of December 31, and when a triggering event occurs between annual impairment tests. No impairment of goodwill was recognized for the years ended December 31, 2009, 2010 and 2011.

(j)	Cost and equity method investments

Investments in the stock of an investee where the Group does not have the ability to exercise significant influence over the operating and financial policies of the investees are accounted for under the cost method. Under the cost method of accounting, the Group records an investment in the equity of an investee at cost, and recognizes in income the amount of dividends received or receivable that are distributed from net accumulated earnings of the investee since the date of acquisition.

Investments in the stock of an investee, where the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as equity in income (loss) of an equity method investee in the consolidated statements of income.

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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(k)	Land use right

Land use right represents the cost of the right to use land in the PRC. The land use right is carried at cost and charged to expense on a straight-line basis over a period of the right of 50 years.

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

The Group recognizes in the consolidated financial statements the impact of a tax position if, based on the technical merits of the position, that position is more likely than not of being sustained upon examination. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of income.

(m)	Revenue recognition

Revenue from sales of prescription medicine at the drugstores is recognized when the prescription is filled and the customer picks up and pays for the prescription. Revenue from sales of other merchandise at the drugstores is recognized at the point of sale, which is when the customer pays for and receives the merchandise. Revenue from sales of merchandise to non-retail customers is recognized when the following conditions are met: 1) persuasive evidence of an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); 2) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms (Customer acceptance notes provide evidence of delivery); 3) the sales price is fixed or determinable; and 4) collectability is reasonably assured. Historically, sales returns were immaterial.

The Group’s revenue is recognized net of value added tax (“VAT”) collected on behalf of tax authorities in respect of the sale of merchandise. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the balance sheet until it is paid to the tax authorities.

The Group has introduced a Nepstar shopper’s card program (the “Program”). Under the Program, the Group’s retail customers deposit certain amount of cash into the pre-paid cards issued by the Group for future purchases of merchandise at the Group’s drugstores, and receive free products (which are in the form of low-value products sold at the Group’s stores) or a cash coupon to be used as a credit for a future purchase. The unused portion of the pre-paid cards as of the balance sheet date is recorded as deferred income, and recognized as revenue when a customer uses the card for subsequent purchase of merchandise. At the point of sale of the pre-paid cards, the cost of the free product is recognized as an expense. The amount attributable to the cash coupon is deferred as a liability and recognized in the income statement upon usage. For all the years presented, the total amount of the free products and cash coupons recognized in the consolidated statements of income was immaterial.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(n)	Government grants

Government grants are initially recognized in balance sheet when there is reasonable assurance that the grants will be received and the Group will comply with the relevant conditions attaching to them. Grants that compensate the Group for expenses to be incurred are recognized in other income on a systematic basis in the same periods in which the expenses are incurred.

For the years ended December 31, 2009, 2010 and 2011, government grants of RMB1,078, nil and nil, respectively, was recognized as a credit to general and administrative expenses in the consolidated statements of income.

(o)	Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs amounted to RMB7,941, RMB10,284 and RMB9,904, for the years ended December 31, 2009, 2010 and 2011, respectively and are included in sales, marketing and other operating expenses in the consolidated statements of income.

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

For the years ended December 31, 2009, 2010 and 2011, the Company recognized vendor allowances of RMB41,072, RMB55,667 and RMB76,067 in cost of goods sold, and RMB9,753, RMB11,952 and RMB10,387 as a reduction of advertising and promotion costs, respectively.

(r)	Warehouse, buying and distribution costs

Warehouse and buying costs represent primarily rental expenses for warehouses, staff cost and other expenses incurred in warehousing and purchasing activities. Distribution costs represent the costs of transporting the merchandise from warehouses to stores. Warehouse, buying and distribution costs are expensed as incurred and are included in sales, marketing and other operating expenses. Warehouse and buying costs amounted to RMB28,175, RMB30,132 and RMB36,225 and distribution costs amounted to RMB8,224, RMB12,730 and RMB11,707 for the years ended December 31, 2009, 2010 and 2011, respectively.

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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(u)	Share-based payments

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes that cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period.

(v)	Earnings per share

Basic earnings per share is computed by dividing net income attributable to the Group by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share reflects the potential dilution that would occur upon the exercise of outstanding options and the vesting of non-vested shares granted. Ordinary share equivalents are excluded from the computation of the diluted earnings per share when their effect would be anti-dilutive.

(w)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Historically, the Group has experienced no product liability claims.

(x)	Segment reporting

The Group’s chief operating decision maker has been identified as its Chief Executive Officer. The Group has one reportable operating segment, which is the retail drugstore business. Geographic information is not presented because all of the Group’s operations and customers are located in the PRC.

(y)	Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(y)	Fair value measurements - continued

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value is an exit price, defined as a market-based measurement that represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value measurements are based on one or more of the following three valuation techniques:

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

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on a recurring or nonrecurring basis as of December 31, 2010 and 2011.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(z)	Recently issued accounting standards

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standard is effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company expects that the adoption of ASU 2011-11 in 2013 will not have a material impact on its consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company implemented the provisions of ASU 2011-08 as of January 1, 2012.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For a public entity, the ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Company plans to implement the provisions of ASU 2011-05 by presenting a single continuous statement of comprehensive income in 2012.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standard does not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A public entity is required to apply the ASU prospectively during interim and annual periods beginning after December 15, 2011. Management believes the adoption of ASU 2011-04 is not expected to have a significant impact on its consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

3	CASH, CASH EQUIVALENTS AND BANK DEPOSITS

As of December 31, 2010 and 2011, the amount of cash and cash equivalents and bank deposits by original maturity was as follows:

	December 31,
	2010	2011
	RMB	RMB

Cash and cash equivalents	626,796	767,885

Short-term time deposits with original maturity over three months but within one year	513,000	43,000

Long-term time deposits with original maturity between one and two years	—	169,000

As of December 31, 2010 and 2011, cash and cash equivalents include US Dollar denominated bank deposits of USD16,957 and USD12,899 (equivalent to RMB111,916 and RMB81,186), respectively.

As of December 31, 2011, the interest rate of time deposits range from 3.3% to 4.4% per annum with a weighted average original maturity of 16.5 months. The Group places its cash in financial institutions with sound credit rating.

Short-term time deposits with original maturity over three months but within one year has been reclassified to conform with the current year presentation.

4	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable consist of the following:

	December 31,
	2010	2011
	RMB	RMB
Accounts receivable due from:
Banks	787	1,176
Social security bureaux	66,268	84,185
Non-retail customers	16,823	17,576

	83,878	102,937
Less: allowance for doubtful accounts	(156)	—

Accounts receivable, net	83,722	102,937

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

4	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS - CONTINUED

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2009, 2010 and 2011.

	December 31,
	2009	2010	2011
	RMB	RMB	RMB

Balance at the beginning of the year	966	596	156
Reversal of bad debt expense	—	(377)	—
Write-off of accounts receivable	(370)	(63)	(156)

Balance at the end of the year	596	156	—

Historically, the amount of write-offs of accounts receivable has been immaterial and the Group has been able to collect substantially all amounts due from customers.

5	PREPAID EXPENSES, DEPOSITS AND OTHER CURRENT ASSETS

Prepaid expenses, deposits and other current assets consist of the following:

	December 31,
	2010	2011
	RMB	RMB

Prepaid rental	88,993	93,975
Rental deposits	365	461
Prepayments for purchases of merchandise	11,104	2,532
Advances to employees	2,257	2,528
Deferred tax charge on unrealized profits on inter-company sales	5,886	7,200
Store consumables and supplies	10,707	9,724
Accrued interest income	4,608	1,381
Other prepaid expenses and deposits	3,830	5,030

	127,750	122,831

6	INVENTORIES

Inventories consist of the following:

	December 31,
	2010	2011
	RMB	RMB

Merchandise in stores	255,219	283,282
Merchandise in warehouses	178,046	153,776

	433,265	437,058

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

7	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2010	2011
	RMB	RMB

Store buildings	14,617	14,617
Leasehold improvements	248,471	192,902
Store fixture and equipment	155,995	145,511
Software	31,882	33,596
Motor vehicles	14,855	14,827

	465,820	401,453
Less: Accumulated depreciation and amortization	(273,801)	(259,636)

	192,019	141,817

Total depreciation and amortization expense of property and equipment for the years ended December 31, 2009, 2010 and 2011 was RMB61,480, RMB66,440 and RMB58,722, respectively, of which RMB55,802, RMB56,998 and RMB48,665 was recorded in sales, marketing and other operating expenses and RMB5,678, RMB9,442 and RMB10,057 was recorded in general and administrative expenses. No depreciation and amortization expense was included in cost of goods sold for the years presented because the Company’s business does not involve manufacturing of merchandise and the amount of depreciation and amortization of property and equipment relating to warehousing and transporting the merchandise to store locations is not material.

The Group recognized impairment losses of nil, RMB3,423 and RMB14,164 for the years ended December 31, 2009, 2010 and 2011 respectively in respect of leasehold improvements and store fixture of certain loss-making drugstores. The Group determined that the carrying amounts of these leasehold improvements and store fixture would not be recoverable through future cash flows. The fair value of the property and equipment was based on the discounted estimated cash flows expected to generated from the use and eventual disposal of these assets.

8	ACQUISITIONS

During the year ended December 31, 2009, the Group entered into definite agreements with Beijing Xiang Yun Kang Drugstore, Wenzhou Ren Ren Hao Chain Drugstore Co., Ltd. and Shanghai Riye Chain Co., Ltd. (“Shanghai Riye”) to acquire six, eight and five stores, respectively in order to expand its retail store network. These acquisitions were approved by the investment committee of the Company. During the year ended December 31, 2010, the Group completed three business combinations in which it acquired six stores from Beijing Xiang Yun Kang Drugstore, eight stores from Wenzhou Ren Ren Hao Chain Drugstore Co., Ltd., and three stores from Shanghai Riye. The Group accounted for these business combinations using the acquisition method of accounting. The total aggregate purchase price of RMB12,775 was allocated to the identifiable assets acquired and liabilities assumed based on their fair value as of the respective acquisition dates with the amount of RMB10,627 being recognized as goodwill. Acquisition related costs were expensed as incurred and included in general and administrative expenses in the consolidated statements of income.

As of December 31, 2010, acquisition deposits of RMB2,000 related to the amount paid to Shanghai Riye for the proposed acquisition of the remaining two stores. The proposed acquisition of one store from Shanghai Riye was completed in the first quarter of 2011. The proposed acquisition of the other store is not expected to be executed according to the terms of acquisition agreement. The related deposit of RMB 1,000 has been received in full in March 2012.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

8	ACQUISITIONS - CONTINUED

The Group accounted for the above business combination using the acquisition method of accounting. The purchase price of RMB1,000 was allocated to the identifiable assets acquired and liabilities assumed based on their fair value as of the respective acquisition dates with an amount of RMB730 being recognized as goodwill. Acquisition related costs were expensed as incurred and included in general and administrative expenses in the consolidated statements of income.

The primary purpose of these acquisitions was to gain presence in new geographic areas or increase market share in existing geographic areas so as to gain regional operational synergy in drugstore operations.

A summary of the identifiable assets acquired and liabilities assumed in connection with these acquisitions are as follows:

	10,6270	10,6270
	Year ended December 31,
	2010	2011
	RMB	RMB

Total aggregate purchase price	12,775	1,000

Property and equipment	266	—
Operating rights (Note 9(a))	2,509	359
Deferred tax liability	(627)	(89)

Net assets acquired and liabilities assumed	2,148	270

Goodwill	10,627	730

Goodwill arising from these business combinations is not deductible for income tax purpose. No pro forma financial information as if the acquisitions had occurred on January 1, 2010 or 2011 has been provided since the effect would not be material to the Group’s consolidated financial condition or results of operations.

9	GOODWILL AND OTHER INTANGIBLE ASSETS

(a) Intangible assets, net

	10,6270	10,6270
	December 31,
	2010	2011
	RMB	RMB
Amortized intangible assets
Favorable lease contracts
Cost	3,692	3,692
Less: Accumulated amortization	(3,282)	(3,473)

	410	219

Unamortized intangible assets
Operating rights (Note 8)	2,509	2,868

Total intangible assets	2,919	3,087

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

9	GOODWILL AND OTHER INTANGIBLE ASSETS - CONTINUED

(a) Intangible assets, net – continued

As of December 31, 2010 and 2011, the Group’s amortized intangible assets represented favorable lease contracts acquired in business combinations. The Group amortizes these favorable lease contracts on a straight-line basis over the remaining lease term ranging from 2 to 6 years from the date of acquisition.

Amortization expense for intangible assets was RMB1,664, RMB315 and RMB191 for the years ended December 31, 2009, 2010 and 2011, respectively and was included in general and administrative expenses.

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

(b) Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2011 were as follows:

	December 31,
	2010	2011
	RMB	RMB

Gross goodwill as of January 1	40,462	51,089
Goodwill acquired during the year (Note 8)	10,627	730

Gross goodwill as of December 31	51,089	51,819
Accumulated impairment losses	—	—

Net goodwill as of December 31	51,089	51,819

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

10	EQUITY METHOD INVESTMENT

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

The excess of carrying amount of equity method investment over the Company’s share of net assets of Yunnan Nepstar was RMB8,927 at both December 31, 2010 and 2011. In accordance with ASC Topic 350, this equity-method goodwill is not amortized; however, the investment is analyzed for impairment. No impairment was recognized for the equity method investment during the years ended December 31, 2009, 2010 and 2011.

11	OTHER EXPENSE

The Company converted the net US dollar proceeds received from the initial public offering into Renminbi in 2007 and 2008. During the year ended December 31, 2010, the Company was notified by the State Administration of Foreign Exchange (“SAFE”) that, as the purposes for the conversion of the net proceeds as stated at the time of the conversion was not entirely consistent with the subsequent use of such proceeds, the SAFE imposed a monetary penalty of RMB25,540 against the Company. The penalty was paid in July 2010.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

12	INCOME TAXES

Cayman Islands Tax

Under the current law of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Hong Kong Tax

Although not incorporated in Hong Kong, the Company is considered as a Hong Kong tax resident since it is a company primarily managed and controlled in Hong Kong. The Company is subject to Hong Kong profits tax on income arising in or derived from Hong Kong. No provision for Hong Kong profits tax was made in the consolidated financial statements as the Company derived no taxable income from Hong Kong for the years ended December 31, 2009, 2010 and 2011. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

PRC Corporate Income Tax

Each of the Company’s PRC subsidiaries files stand-alone tax returns and the Group does not file a consolidated tax return.

Effective from January 1, 2008, the Company’s PRC subsidiaries are subject to income tax at the statutory income tax rate of 25% under the new Corporate Income Tax Law of the PRC (“new tax law”), unless otherwise specified.

The new tax law and its relevant regulations provide transitional rates for entities operating in the Shenzhen and Zhuhai Special Economic Zones, which are 20%, 22%, 24%, and 25%, for 2009, 2010, 2011 and 2012 onwards, respectively. The Company’s PRC subsidiaries operating in the Shenzhen and Zhuhai Special Economic Zones are subject to these transitional rates.

Under the new tax law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax. Under the China-HK Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company has determined that it qualifies for the 5% withholding tax rate.

The Group’s earnings before income tax expense consist of:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

PRC	209,105	60,456	67,004
Non-PRC	(7,955)	(7,627)	(45)

Earnings before income tax expense	201,150	52,829	66,959

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

12	INCOME TAXES - CONTINUED

Income tax expense in the consolidated statements of income consists of:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Current tax expense	41,655	36,209	35,802
Deferred tax expense/(benefit)	19,519	112	(4,776)

Income tax expense	61,174	36,321	31,026

The reconciliation between actual income tax expense and the amount that results by applying the PRC statutory tax rate of 25% for the years ended December 31, 2009, 2010 and 2011, to earnings before income taxes is as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Computed “expected” tax expense	50,288	13,207	16,740
Effect of tax rate differential	(7,108)	(1,797)	(1,345)
PRC dividend withholding tax	7,696	(1,263)	680
Effect of deferred income tax recognized upon deconsolidation of Yunnan Nepstar	3,722	—	—
Non-deductible expenses:
- Disallowed rental expenses	7,215	10,010	8,527
- Penalty imposed by SAFE	—	5,951	—
- Others	2,255	272	430
Non-taxable income	(751)	(667)	(872)
Effect of deemed interest income	—	—	624
Release of unrecognized tax benefits due to expiration of the statute of limitations	—	—	(2,421)
Change in valuation allowance	(2,143)	10,608	8,663

Actual income tax expense	61,174	36,321	31,026

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

12	INCOME TAXES - CONTINUED

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2010 and 2011 are presented below.

	December 31,
	2010	2011
	RMB	RMB
Deferred tax assets:

- Tax loss carryforwards	32,017	36,722
- Inventories	2,005	1,487
- Accrued expenses	1,736	501
- Accrual for membership reward program	769	141
- Impairment of property and equipment	852	3,714

Total gross deferred tax assets	37,379	42,565
Valuation allowance	(32,015)	(37,405)

Total deferred tax assets	5,364	5,160

Deferred tax liabilities:

- PRC dividend withholding taxes	(7,504)	(2,184)
- Equity method investment	(8,688)	(9,076)
- Intangible assets	(730)	(772)

Total deferred tax liabilities	(16,922)	(12,032)

Net deferred tax liabilities	(11,558)	(6,872)

Classification on consolidated balance sheet:

Deferred tax assets:
- Current	3,551	2,009
- Non-current	1,813	3,151

Deferred tax liabilities:
- Non-current	(16,922)	(12,032)

For the years ended December 31, 2009, 2010 and 2011, the change in valuation allowance was a decrease of RMB2,509, an increase of RMB9,941 and an increase of RMB5,390, respectively. The change in valuation allowance for the year ended December 31, 2011 was primarily due to the net effect of (i) the additional valuation allowance of RMB10,774 recorded against the deferred tax assets of subsidiaries which were at cumulative losses, (ii) the utilization of tax loss carryforwards of which valuation allowance of RMB809 was previously provided and the reduction in valuation allowance amounting to RMB1,302 in respect of a subsidiary which turned into cumulative profit during the year, and (iii) the derecognition of deferred tax assets and the related valuation allowance of RMB3,273 upon expiration of unutilized tax loss carryforwards.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

12	INCOME TAXES - CONTINUED

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of the deferred tax assets, net of the existing valuation allowance as of December 31, 2010 and 2011. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 2011, the tax loss carryforwards of the Group amounted to RMB146,886, of which RMB11,311, RMB44,028, RMB10,773, RMB44,620 and RMB36,154 will expire, if unused, by end of 2012, 2013, 2014, 2015 and 2016, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits in the PRC for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Balance as at January 1	12,899	17,547	25,194
Additions based on tax positions related to current year	4,648	7,647	8,242
Expiration of the statute of limitations	—	—	(2,421)

Balance as at December 31	17,547	25,194	31,015

The unrecognized tax benefits as of December 31, 2009, 2010 and 2011 are the potential benefits that, if recognized, would affect the effective tax rate. The unrecognized tax benefits mainly represent rental expenses taken on the tax returns in which the deductibility of such expenses does not meet the more likely than not threshold. As of December 31, 2010, the amount of unrecognized tax benefits was included in income tax payable of RMB52,520. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. No interest and penalty expenses were recorded for the years ended December 31, 2009, 2010 and 2011.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (USD15). In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The tax returns of the Company’s PRC subsidiaries for the tax years beginning in 2006 are subject to examination by the relevant tax authorities.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

13	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,
	2010	2011
	RMB	RMB

Accrued payroll and employee benefits	58,838	59,778
Other accrued expenses (Note (a))	40,020	19,658
Payable for purchases of property and equipment	4,968	4,720
Deposits received (Note (b))	2,540	2,582
VAT and other taxes payable	24,964	31,383

	131,330	118,121

Notes:

(a)	Amounts represent primarily accrued rental, utilities, advertising and other sundry expenses.
(b)	Amounts represent primarily deposits from non-retail customers for purchase of inventory.

14	DEFERRED INCOME

Deferred income consists of the following:

	December 31,
	2010	2011
	RMB	RMB

Deferred revenue arising from Shopper’s Card Program (Note 2(m))	26,102	10,662
Deferred rebate income	18,794	17,078

	44,896	27,740

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

15	ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorizes the Company to issue 360,000,000 shares with a par value of USD0.0001 per share.

For the years ended December 31, 2009, 2010 and 2011, the Company issued 2,708,412, 1,559,872 and 119,644 ordinary shares, respectively, to employees upon the exercise of vested share options.

On March 2, 2010, the Company granted and issued an aggregate of 150,000 fully vested ordinary shares to its three independent directors. The grant of the shares to the independent directors was made in exchange for their forfeiture of 150,000 options granted in November 2007 (See Note 19). The Company also issued 30,000 and 20,000 ordinary shares, respectively, in the years ended December 31, 2010 and 2011 upon vesting of non-vested ordinary shares granted to an executive officer on March 2, 2010 (see Note 19). The non-vested shares vest in five equal installments on each of the first, second, third, fourth and fifth quarters after the date of grant, which was on March 2, 2010.

On August 26, 2008, the Board of Directors of the Company authorized a share repurchase program (“The 2008 Program”). The 2008 Program allowed the Company, from time to time and before December 27, 2009, to purchase up to 40,000,000 of its outstanding ordinary shares in the form of ADS from the open market. On August 13, 2010, the Board of Directors of the Company authorized another share repurchase program (“The 2010 Program”). The 2010 Program allows the Company, from time to time and during a 12-month period starting from August 13, 2010, to purchase up to USD20,000,000 of its outstanding ordinary shares in the form of ADS from the open market. On August 19, 2011, the Board of Directors of the Company authorized another share repurchase program (“The 2011 Program”). The 2011 Program allows the Company, from time to time and during a 12-month period starting from August 19, 2011, to purchase up to USD20,000,000 of its outstanding ordinary shares in the form of ADS from the open market. During the years ended December 31, 2009, 2010 and 2011, the Company repurchased 1,128,400, 3,827,082 and 5,476,490 of its ordinary shares for a total purchase price of USD2,356 (equivalent to RMB16,082), USD5,371 (equivalent to RMB36,584), and USD7,233 (equivalent to RMB45,522), respectively. As of December 31, 2009 and 2010, all of the repurchased shares had been retired. As of December 31, 2011, 334,388 of the total 5,476,490 ordinary shares repurchased in 2011 has not been retired and is presented as treasury stock in the consolidated balance sheet.

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

For the years ended December 31, 2009, 2010 and 2011, the Company’s PRC subsidiaries made appropriations to the statutory surplus reserve of RMB9,257, RMB29,383 and RMB23,062 respectively. The accumulated balance of the statutory surplus reserve as of December 31, 2010 and 2011 was RMB72,137 and RMB95,199 respectively. No equivalent amounts were appropriated by the Company.

17	DIVIDEND

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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

17	DIVIDEND - CONTINUED

On August 24, 2009, the Board of Directors of the Company declared a special cash dividend of USD0.75 per ordinary share, totaling USD157,164 (equivalent to RMB1,073,557 at the exchange rate on August 24, 2009), to the ordinary shareholders on record as of close of business on September 25, 2009. As approved by the Board of Directors of the Company, the entire amount of the special dividend was paid out of additional paid-in capital. USD152,027 was paid as of December 31, 2009, and the remaining balance was paid in April 2010.

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

On January 18, 2011, the Board of Directors of the Company declared a special cash dividend of USD0.15 per ordinary share, totaling USD31,168 (equivalent to RMB205,172 at the exchange rate on January 18, 2011), to the ordinary shareholders on record as of close of business on January 31, 2011. As approved by the Board of Directors of the Company, the entire amount of the special dividends was paid out of additional paid-in capital. The special dividends were fully paid during the year ended December 31, 2011.

18	REVENUE

Revenue by each major product categories is analyzed as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Prescription drugs	515,472	503,403	495,352
Over-the-counter drugs	818,919	866,634	911,412
Nutritional supplements	455,343	452,642	450,714
Herbal products	80,549	86,873	99,627
Other product sales	347,330	447,052	534,185

	2,217,613	2,356,604	2,491,290

Certain pharmaceuticals sold in the PRC, primarily those included in the PRC’s published Medical Insurance Catalogue and those pharmaceuticals whose production or trading are deemed to constitute monopolies by the PRC government, are subject to retail price controls in the form of fixed prices or price ceilings. The fixed prices or the price ceilings of such pharmaceuticals are published by the national and provincial price administration authorities from time to time. The controls over retail prices could have a corresponding effect on Group’s pricing strategy. The prices of pharmaceuticals that are not subject to price controls are determined freely at the Group’s discretion, and in certain cases subject to notification to the provincial pricing authorities. Certain of the Group’s pharmaceutical merchandise are subject to price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price controls, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the years ended December 31, 2009, 2010 and 2011, approximately 8% and 31% and 30% respectively of the Group’s revenue was generated from products that are subject to government pricing controls.

None of the Group’s customers contributed 10% or more of the Group’s revenue for the years ended December 31, 2009, 2010 and 2011.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

19	SHARE-BASED PAYMENTS

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

The fair value of the share options granted under the Pre-IPO Option Scheme was estimated using the Black-Scholes option pricing model based on following assumptions at the date of grant:

	Awards granted on August 30, 2005	Awards granted on March 20, 2006	Awards granted on September 1, 2006

Expected dividend yield	0%	0%	0%
Expected volatility	39.17%	36.80%	35.19%
Risk-free interest rate	4.69%	5.26%	5.27%
Expected life (in years)	4.85	4.59	4.30
Estimated fair value of underlying ordinary shares
(USD per share)	0.46	0.49	0.57

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

19	SHARE-BASED PAYMENTS - CONTINUED

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

The share-based compensation expense of pre-IPO option scheme is allocated as follows:

	December 31,
	2009	2010	2011
	RMB	RMB	RMB

Sales, marketing and other operating expenses	73	18	—
General and administrative expenses	13	51	—

Total share-based compensation expense	86	69	—

As of December 31, 2011, all of the share options under the Pre-IPO Scheme have been vested and the Company did not have any unrecognized share-based compensation expense related to unvested options issued under the Pre-IPO Scheme.

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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

19	SHARE-BASED PAYMENTS - CONTINUED

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

For share options granted prior to November 9, 2007, the fair value for options was estimated at the date of the grant using the Black-Scholes option pricing model. For share options granted subsequent to November 9, 2007, the fair value of each award granted was estimated on the date of the grant using the Binomial option pricing model. The Binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Both models take into account variables such as volatility, dividend yield rate, and risk free interest rate. However, the Binomial model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option which are not accounted for under the Black-Scholes model. For these reasons, the Company believes that the Binomial model provides a fair value that is more representative of actual experience and future expected experience after the Company’s listing in November 2007.

The fair value of the above share options was estimated using the Binomial option pricing model based on following assumptions at the date of grant:

	Share options granted on November 9, 2007	Share options granted on January 5, 2009	Share options granted on January 5, 2010
Expected dividend yield	1.67%	2.54%	6.43%
Expected volatility	40.74%	41.76%	35.67%
Risk-free interest rate	4.23%	2.54%	3.86%
Option life (in years)	10	10	10
Forfeiture rate	0	0	0
Suboptimal exercise factor	1.5	1.5	1.5

For share options granted on November 9, 2007 and January 5, 2009, since the Company’s ordinary shares have a limited trading history, the Company estimated the volatility of its ordinary shares at the date of grant based on the historical volatility of four comparable companies in the drugstore industry for a period equal to the option life for the share options. The suboptimal exercise factors applied in the valuations of share options granted were estimated based on the early exercise behavior of employees with share options. The risk-free rates applied in the valuations of the share options were based on the 10-year U.S. Treasury yield curve rates as of the grant dates on November 9, 2007 and January 5, 2009, respectively.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

19	SHARE-BASED PAYMENTS - CONTINUED

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

In connection with the share options and ordinary shares granted under the 2007 Incentive Plan during the years ended December 31, 2009 and 2010, the Company recorded share-based compensation expense of RMB2,917 and RMB5,712 in general and administrative expenses for years ended December 31, 2009 and 2010, respectively. During the year ended December 31, 2011, 600,000 unvested share options granted to an executive officer were forfeited. Consequently, the corresponding share-based compensation costs recognized in previous years for the unvested share options were reversed and an amount of RMB1,195 was credited to general and administrative expenses for the year ended December 31, 2011.

A summary of the Company’s option activities for the years ended December 31, 2009, 2010 and 2011 is presented below:

	Number of options	Weighted average exercise price		Weighted average remaining contractual term	Aggregate intrinsic value (USD millions)

Outstanding as of January 1, 2009	4,903,178	USD	1.03
Granted	600,000	USD	2.40
Exercised	(2,708,412)	USD	0.72
Forfeited	(63,200)	USD	0.74

Outstanding as of December 31, 2009	2,731,566	USD	1.64
Granted	1,000,000	USD	3.73
Exercised	(1,559,872)	USD	0.95
Forfeited	(681,944)	USD	3.13
Cancelled	(150,000)	USD	8.10

Outstanding as of December 31, 2010	1,339,750	USD	2.51
Exercised	(119,644)	USD	0.71
Forfeited	(610,356)	USD	3.67

Outstanding as of December 31, 2011	609,750	USD	1.71	0.6 year	0.02

Exercisable as of December 31, 2011	609,750	USD	1.71	0.6 year	0.02

The total intrinsic value of share options exercised during the years ended December 31, 2009, 2010 and 2011 was USD6,356, USD2,458 and USD98, respectively. The intrinsic value is calculated as the difference between the market value of shares on the date of exercise and the exercise price of the shares.

The intrinsic value of share options outstanding and options exercisable is calculated as the difference between the market value of the shares as of December 31, 2011 and the exercise price of the shares.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

19	SHARE-BASED PAYMENTS - CONTINUED

A summary of the status of the Company’s non-vested ordinary shares granted to employees as of December 31, 2011, and changes during the year then ended are presented below:

	Number of shares	Weighted average grant date fair value

Outstanding as of January 1, 2010	—	—
Granted	50,000	USD3.49
Vested	(30,000)	USD3.49

Outstanding as of December 31, 2010	20,000	USD3.49
Granted	—	—
Vested	(20,000)	USD3.49

Outstanding as of December 31, 2011	—	—

20	PENSION AND OTHER POST RETIREMENT BENEFITS

Pursuant to the relevant PRC regulations, the Company’s PRC subsidiaries are required to make contributions at rates ranging from 10% to 22% of their employees’ salaries and wages to a defined contribution retirement scheme organized by the local social security bureaus. The amount of contributions charged to general and administrative expense and sales, marketing and other operating expenses in the consolidated statements of income was RMB28,652, RMB31,321 and RMB34,422 for the years ended December 31, 2009, 2010 and 2011, respectively.

The Group has no other obligation to make payments in respect of retirement benefits of the employees.

21	EARNINGS PER SHARE

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Numerator:
Net income attributable to China Nepstar Chain Drugstore Ltd. ordinary shareholders	139,976	16,508	35,933

Denominator:
Basic weighted average number of ordinary shares	208,215,802	209,550,935	206,127,305
Dilutive effect of outstanding share options and non-vested shares	2,440,018	855,625	250,377

Dilutive weighted average number of ordinary shares	210,655,820	210,406,560	206,377,682

Basic earnings per ordinary share:	0.67	0.08	0.17

Diluted earnings per ordinary share	0.66	0.08	0.17

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

21	EARNINGS PER SHARE - CONTINUED

In the calculation of diluted earnings per share, the Company excluded 800,000, 800,000 and 200,000 potential ordinary shares issuable upon exercise of employee share options for the year ended December 31, 2009, 2010 and 2011, respectively, as their effect would be anti-dilutive.

22	RELATED PARTY BALANCES AND TRANSACTIONS

For the periods presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Purchases from related parties (Notes 22(a))	89,560	121,439	105,154
Sales to related parties (Note 22(b))	3,936	4,817	2,207
Lease of property from a related party (Note 22(d))	1,082	1,082	1,082
Disposal of a subsidiary to a related party (Note 22(f))	—	—	20,000

	December 31,
	2010	2011
	RMB	RMB

Amounts due from related parties (Note 22(c))	12,358	4,649
Amounts due to related parties (Note 22(e))	24,461	18,169

Notes:

(a)	The Group purchased merchandise from Neptunus Group and its affiliates in the normal course of business.

The payment terms offered by the related parties to the Group for purchase of merchandise ranged from 60 to 90 days. For the periods presented, none of the Group’s suppliers accounted for 10% or more of the Group’s purchases of merchandise.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

22	RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

(b)	In the normal course of business, the Group sold merchandise to the following related parties as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Yunnan Jianzhijia Health Chain Co., Ltd. (an affiliated entity of Yunnan Nepstar)	—	1,607	—
Neptunus Group and its affiliates	3,936	3,210	2,207

	3,936	4,817	2,207

(c)	The amounts due from related parties represent the following:

	December 31,
	2010	2011
	RMB	RMB
Amount due from Neptunus Group and its affiliates related to:

Sales of merchandise (Note 22(b))	3,210	2,207
Expenses paid on behalf of related parties	6,993	287

	10,203	2,494

Amount due from Yunnan Jianzhijia Health Chain Co., Ltd. related to:

Sales of merchandise (Note 22(b))	1,607	1,607
Expenses paid on behalf of related parties	548	548

	2,155	2,155

Expenses paid on behalf of related parties related to miscellaneous expenses paid by the Group on behalf of Neptunus Group and its affiliates and Yunnan Jianzhijia Health Chain Co., Ltd. respectively. The amounts are expected to be settled within one year.

(d)	The Group rented a property from Neptunus Group under an operating lease arrangement that was entered in November 2008. The monthly rental is approximately RMB90 and the lease agreement will expire in October 2013.
(e)	The balances represent amounts due to Neptunus Group and its affiliates in connection with the purchase of merchandise as described in Note 22(a) above.
(f)	In August 2011, the Group disposed of its 100% equity interest in a subsidiary, Nepstar Industrial Co., Ltd., to Neptunus Group at a total cash consideration of RMB 20 million. The difference between consideration received and the carrying amount of the net assets of the subsidiary amounting to RMB19 was recognised in additional paid-in capital. As Neptunus Group held over 50% of the Company’s equity interests, the transaction is considered a transaction with entity under common control. Nepstar Industrial Co., Ltd. has not conducted any operations since its establishment in 2009. The purpose of the transaction is to simplify corporate structure and the divestment has not adversely affected the Group’s financial position or business operation.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share data)

23	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2011 are as follows. The Group’s leases do not contain any contingent rental payments terms.

Years ending December 31,	Store premises	Warehouses and office premises	Total
	RMB	RMB	RMB

2012	198,579	11,261	209,840
2013	187,750	7,939	195,689
2014	117,228	3,675	120,903
2015	59,264	1,948	61,212
2016	21,917	1,106	23,023
Thereafter	17,103	2,472	19,575

Total	601,841	28,401	630,242

The Group’s rental expenses under operating leases amounted to RMB323,548, RMB367,603 and RMB375,626 for the years ended December 31, 2009, 2010 and 2011, respectively.

24	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of the Group’s financial assets and liabilities, such as cash, bank deposits, long-term bank time deposits, accounts and other receivables, amounts due from/to related parties and accounts and other payables, approximate their fair values because of the nature or the short maturity of these instruments. The fair value of cost method equity investments and equity method investment cannot be reasonably estimated without incurring excessive cost. However in the opinion of management, the estimated fair values of these investments are not significantly different from their current carrying values.