Form 20-F
period 2012-12-31
China Nepstar Chain Drugstore Ltd.
filed 2013-04-26
CIK 1414850

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Zixin Shao Chief Financial Officer Telephone: (86 755) 2641-4065 E-mail: Shaozx@nepstar.cn Fax: (86 755) 2643-0889 At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary Shares, par value US$0.0001 per share. American Depositary Shares, each representing two Ordinary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

197,446,940 Ordinary Shares

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

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

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

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

ANNUAL REPORT ON FORM 20-F

Exhibit 4.5.9

Exhibit 4.5.10

Exhibit 8.1

Exhibit 12.1

Exhibit 12.2

Exhibit 13.1

Exhibit 13.2

Exhibit 23.1

Exhibit 101. INS

Exhibit 101. SCH

Exhibit 101. CAL

Exhibit 101. DEF

Exhibit 101. LAB

Exhibit 101. PRE

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“ADRs” is to the American depositary receipts, which evidence our ADSs;

•	“ADSs” is to our American depositary shares, each of which represents two ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“China Nepstar” is to China Nepstar Chain Drugstore Ltd.;

•

“JZJ” is to Yunnan Jianzhijia Chain Drugstore Ltd., which operates drugstores in Yunnan province under the trade name Jianzhijia. We disposed of our 40% ownership in JZJ on December 28, 2012. During the period from the first quarter of 2009 to the time of disposal of our ownership in JZJ, JZJ had not been our consolidated subsidiary and had been accounted for under the equity method;

•	“Nepstar E-Commerce” is to Shenzhen Nepstar E-Commerce Co., Ltd., a PRC-incorporated company;

•

“Shenzhen Nepstar” is to Shenzhen Nepstar Chain Co., Ltd., a PRC-incorporated company that operates Nepstar drugstores under the trade name Nepstar and our online retail business and whose operating results are consolidated with our operating results;

•	“Nepstar group companies,” “we,” “us,” “our company” and “our” are to China Nepstar, its predecessor entities and its consolidated entities;

•	“ordinary shares” is to our ordinary shares, par value US$0.0001 per share;

•

“regional Nepstar companies” is to the PRC-incorporated companies, including Shenzhen Nepstar, that operate Nepstar drugstores in their respective regions under the trade name Nepstar and whose operating results are consolidated with our operating results;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

Names of certain companies provided in this annual report are translated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012 and as of December 31, 2011 and 2012.

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

The following selected consolidated statement of comprehensive income data for the years ended December 31, 2010, 2011 and 2012 and selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive income data for the years ended December 31, 2008 and 2009 and selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements not included in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements included in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2008	2009 (1)	2010	2011	2012 (1)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Comprehensive Income Data
Revenue	2,396,642	2,217,613	2,356,604	2,491,290	2,549,856	409,280
Gross profit	1,138,890	1,074,215	1,163,939	1,188,637	1,180,544	189,490
Sales, marketing and other operating expenses (2)	(898,019)	(858,072)	(985,510)	(1,015,165)	(1,011,695)	(162,388)
General and administrative expenses (3)	(99,495)	(105,652)	(128,196)	(120,671)	(115,734)	(18,577)
Income from operations	141,376	110,491	21,270	38,637	46,946	7,535
Gain on disposal of an equity method investee	—	—	—	—	68,440	10,985
Net income attributable to China Nepstar Chain Drugstore Ltd.	192,746	139,976	16,508	35,933	90,092	14,461
Earnings per share
Basic	0.90	0.67	0.08	0.17	0.45	0.07
Diluted	0.88	0.66	0.08	0.17	0.45	0.07
Shares used in computation
Basic	212,984,310	208,215,802	209,550,935	206,127,305	199,198,962	199,198,962
Diluted	218,286,251	210,655,820	210,406,560	206,377,682	199,263,363	199,263,363

(1)	In January 2009, our board of directors approved the termination of the voting rights agreement that assigned to us an additional 30.0% of the total voting rights of Yunnan Jianzhijia Chain Drugstore Ltd., or JZJ, our then 40.0% owned affiliate. We ceased the consolidation of JZJ since the first quarter of 2009. On December 28, 2012, we disposed of our 40.0% ownership in JZJ. During the period from the first quarter of 2009 to December 28, 2012, JZJ had been accounted for under the equity method.
(2)	Sales, marketing and other operating expenses included share-based compensation expenses of RMB0.5 million in 2008, RMB73,000 in 2009, RMB18,000 in 2010, nil in 2011 and nil in 2012.
(3)	General and administrative expenses included share-based compensation expenses of RMB3.7 million in 2008, RMB2.9 million in 2009, RMB5.8 million in 2010 and nil in 2012. In 2011, 600,000 unvested share options granted to a former executive officer were forfeited. As a result, the corresponding share-based compensation costs recognized in previous year for the unvested share options were reversed and an amount of RMB1.2 million was credited to general and administrative expenses for 2011.

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash, cash equivalents and other bank deposits	1,197,884	666,012	1,139,796	810,885	608,356	97,648
Restricted cash	—	765,000	5,000	—	36,000	5,778
Held-to-maturity investment securities	641,000	400,000	—	—
Inventories	373,689	369,775	433,265	437,058	478,483	76,802
Accounts receivable, net of allowance for doubtful accounts	88,136	72,561	83,722	102,937	114,601	18,395
Prepayments for purchase of merchandise paid to related parties	70,306	38,102	—	—	—	—
Total current assets	2,572,476	2,469,817	1,805,442	1,480,369	1,394,650	223,856
Property and equipment, net	240,396	204,710	192,019	141,817	120,237	19,299
Long-term bank time deposits	—	—	—	169,000	20,000	3,210
Total assets	3,498,773	2,820,576	2,153,109	1,942,197	1,644,011	263,881
Accounts payable	267,250	313,794	313,773	352,386	356,095	57,157
Amounts due to related parties	64,200	12,533	24,461	18,169	18,381	2,950
Total current liabilities	490,699	995,202	548,186	527,818	555,807	89,213
Total non-current liabilities	25,435	47,642	35,716	60,125	62,101	9,968
Total shareholders’ equity	2,959,474	1,777,732	1,569,207	1,354,254	1,026,103	164,700

Exchange Rate Information

This annual report on Form 20-F contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at the rate of RMB6.2301 to US$1.00, the exchange rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board of the United States as of December 31, 2012. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuations in the exchange rates of the Renminbi may have a material adverse effect on your investment” and “— Governmental control of currency conversion may affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 19, 2013, the exchange rate as published by the Federal Reserve Board of the United States was RMB6.1772 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	RMB per U.S. Dollar Exchange Rate (1)
Period	Period End	Average (2)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2624	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 19)	6.1772	6.1927	6.1720	6.2078

(1)	For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board of the United States.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have been expanding our product offerings since May 2010 by introducing more non-pharmaceutical products to address the wider needs of our customers for a healthy and convenient lifestyle and to reduce downside risks in terms of unfavorable government policies in price control over pharmaceutical products. However, we may be less successful than anticipated in boosting store traffic and increasing profitability. In addition, the expansion of our product offerings can be costly due to intensive promotional activities and excessive logistics charges in inventory maintenance and delivery. Also, due to build-up of new product inventory, our cash flow from operations may be stretched. If we cannot successfully achieve and maintain customer acceptance and control our expenses in execution of our product offering expansion, our profitability and prospects may be materially and adversely affected.

Our private label products may not achieve or maintain broad market acceptance.

We began introducing private label products in September 2005, and sales of private label products accounted for 26.8% of our revenue and 38.0% of our gross profit in 2012. These products generally have higher profit margins than our other similar products. We believe that our success in gaining and maintaining broad market acceptance of our private label products depends on many factors, including:

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

Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. The trademark “Neptunus,” or “ ” in Chinese, is owned by Shenzhen Neptunus Group Co., Ltd., or the Neptunus Group, and we have obtained, under a license agreement, the non-exclusive right to use this trademark so long as the trademark is valid. The trademark “Neptunus,” or “Haiwang,” is also used by the Neptunus Group, its subsidiaries and affiliated entities, which are controlled by Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, China Neptunus Drugstore Holding Ltd., or Neptunus BVI. We have also obtained rights to use an aggregate of 511 additional trademarks, including 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use, and 12 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2012, we have developed 2,019 private label products with these licensed trademarks. If the Neptunus Group, any of its subsidiaries or affiliated entities, or any third party uses the trade name “Neptunus,” or trademarks we use to develop our private labels in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2012, we had 2,180 leased properties with an aggregate gross floor area of 308,896 square meters, of which 244,909 square meters were used as drugstores.224 or approximately 10.3% of these leased properties had defects in their legal titles. Of all of the properties with defects in legal titles, 20,713 square meters were used as drugstores, equivalent to approximately 8.5% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds cannot be obtained from the relevant landlord; and (ii) the identity of the landlord as it appears on the relevant leasing contract does not match the identity of the registered owner as it appears on the property title deeds and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the former type of defects in title was 16,615 square meters, or approximately 6.8% of the total gross floor area of our drugstores, and with the latter type of defects in title was 3,768 square meters, or approximately 1.6% of the total gross floor area of our drugstores. In the absence of proper title documents, the relevant leasing contracts may not be valid or enforceable. We have been working to cure, or cause to be cured, defects in property titles and the related costs have been immaterial. We do not expect to incur material costs to cure outstanding defects in property titles in the future. Although we believe that failure to cure these defects would not result in the loss of a significant number of these leases, if any of such defects of title for these occupied properties is not cured, we may lose our rights to use some of these properties, and our business and operations may be severely disrupted. In addition, 129,588 square meters, or approximately 42.0% of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. We do not believe that the failure of registration will affect the validity or performance of these leases. We are making efforts to urge our landlords to cooperate with us to complete the required registrations as tenants alone cannot effect registrations under the applicable PRC regulations. However, if the required registrations are not effected, the relevant government authorities have the right to request both our landlords and us to complete the registrations and we could be subject to fines, the amount of which differs in various regions in China.

We have experienced, and may continue to experience, increasing rental costs as to the lease of our stores.

We have been experiencing increases in rental costs for the leasing of our stores in the past few years. In particular, the average rental expense for existing stores with renewal leases in 2011 and 2012, which were 494 and 550 stores, respectively, increased by approximately 19% and 16%, respectively, upon renewal of the existing leases of such stores. A majority of our leases have a five-year term. We expect rental costs for our stores to continue to increase in the future as China’s economy continues to grow and competition for desirable rental locations intensifies. Increase in rental costs may have a material adverse effect as to our financial condition and results of operations if we are unable to offset such higher costs through higher prices and/or increasing operational efficiency at our existing stores. In addition, higher rental costs may increase the amount of time required before our new stores would achieve profitability and affect our ability to expand our network of stores, which could materially and adversely impact our business and prospects.

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

Moreover, our business is subject to seasonal variations in demand. In particular, traditional retail seasonality affects the sales of certain pharmaceuticals and other non-pharmaceutical products. In particular, sales of our pharmaceutical products benefit in the fourth quarter from the winter cold and flu season, and are lower in the first quarter of each year because the Chinese New Year holiday is in the first quarter of each year and our customers generally visit drugstores less frequently during this period. In addition, sales of some health and beauty products are driven, to some extent, by seasonal purchasing patterns and seasonal product changes and sales of our pharmaceutical products and nutritional supplements are driven to some extent by the occurrence of epidemics such as H1N1 and H7N9. Failure to effectively manage increased sales in the high sale season, and increases in inventory in anticipation of increases in sales, could have a material adverse effect on our financial condition, results of operations and cash flow.

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

We are the largest retail drugstore chain in China, with a network of 2,132 directly operated drugstores spanning 73 cities across 14 provinces and direct-controlled municipalities in China as of December 31, 2012. The effective management of our business has resulted in, and may continue to result in, substantial demands on our management, operational and other resources. In particular, the management of our growth will require, among other things:

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

In November 2010, we launched a pilot version of our e-commerce website and in January 2011 launched our official e-commerce website, www.star365.com. However, we did not sell any pharmaceutical products through the website until October 1, 2011. In 2012, our online sales generated through our own website amounted to RMB2.0 million (US$0.3 million), including sales of both pharmaceutical and non-pharmaceutical products. Our ability to generate a profit from online sales from our own website and from any potential revenue-sharing with portal partners or collection of advertising fees remains unproven. Our online business strategy has not been tested over time and we cannot be certain that we will be able to successfully manage or grow our online business. We may incur significant costs as we continue to implement and improve our e-commerce platform. Given the limited operating history of our online business, it may be difficult for you to evaluate its performance and prospects.

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

As of December 31, 2012, Simin Zhang, our founder and chairman of our board of directors, through Neptunus BVI, beneficially owned 54.2% of our outstanding share capital. As such, Mr. Zhang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may also cause the price of our ADSs to decline significantly.

If we grant additional share options, restricted shares or other share-based compensation in the future, our operating results could be materially adversely affected.

We currently do not have any share option scheme or share incentive plan. The remaining options under our pre-IPO share option scheme, or the Pre-IPO Share Option Scheme, and under our 2007 Share Incentive Plan expired on November 10, 2012. We recognize as an expense, the fair value of share options and other share-based compensation based on the fair value of equity-classified awards on the date of the grant, with the compensation expense recognized generally over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares and other equity incentives to our employees in the future, we could incur significant compensation expenses which could materially reduce our net income, and your investment in our ADSs could be significantly diluted.

We may need additional capital and may not be able to obtain it at acceptable terms or at all.

As of December 31, 2012, our total cash, cash equivalents, bank deposits and restricted cash amounted to RMB664.4 million (US$106.6 million). Based on our current operating plans, we expect our existing resources, including our current cash and cash flows from operations, to be sufficient to fund our anticipated cash needs, including for working capital, repayment to borrowings and capital expenditures for at least the next 12 months. We may, however, need to raise additional funds if our expenditures exceed our current expectations due to changed business conditions or other future developments. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible or exchangeable to our equity securities would result in additional dilution to you. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that restrict our operational flexibility. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

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

A substantial portion of our pharmaceutical products, primarily those included in the national and provincial medical insurance catalogs or in the national essential drug list, which are collectively referred to in this annual report as Essential Drug and Reimbursement Lists, are subject to price controls in the form of fixed retail prices or retail price ceilings. See “Item 4. Information on the Company — B. Business Overview — Regulation — Price Controls.” In addition, the retail prices of these products are also subject to periodic downward adjustments as the PRC government authorities seek to make pharmaceutical products more affordable to the general public. Since May 1998, the relevant PRC government authorities have ordered price reductions of thousands of pharmaceutical products. In 2010, 2011 and 2012, approximately 31.1%, 30.0% and 30.4% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. As of December 31, 2012, the National Development and Reform Commission, or the NDRC, implemented price ceilings on 4,570 types of drugs, mainly commonly-used antibiotics and circulatory system medications, including 1,918 pharmaceutical products carried by our stores. Furthermore, the relevant PRC government authorities may impose ceilings on the gross margin that retailers may earn for products included in the Essential Drug and Reimbursement Lists, which may have a negative impact on our gross margin. For example, on September 1, 2010, the Price Bureau of Guangdong Province implemented guidelines relating to the control of maximum retail prices, maximum wholesale prices, and the maximum spread between the retail and wholesale prices of generic pharmaceutical products subject to government-guided pricing. In addition, effective July 1, 2012, pursuant to the Interim Measures on the Price Control of Drugs, enacted by the NDRC, the selling price in not-for-profit hospitals and other not-for-profit healthcare institutions for any pharmaceutical product that is subject to price control cannot exceed the higher of 25% of the sourcing price or an additional RMB69. Since a substantial number of drugs carried in our stores are also available for distribution through hospitals, such price control may have a material adverse effect on our revenue and profitability.

Our retail operations require a number of permits and licenses in order to carry on their business.

Drugstores in China are required to obtain certain permits and licenses from various PRC government authorities, including good supply practice, or GSP, certification. We are also required to obtain food hygiene certificates for the distribution of non-pharmaceutical products. We cannot assure you that we have obtained or maintained all required licenses, permits and certifications to carry on our business at all times, and from time to time we may have not been in compliance with all such required licenses, permits and certifications. Moreover, these licenses, permits and certifications are subject to periodic renewal and/or reassessment by the relevant PRC government authorities and the standards of such renewal or reassessment may change from time to time. We intend to apply for the renewal of these licenses, permits and certifications when required by applicable laws and regulations. Any failure by us to obtain and maintain all licenses, permits and certifications necessary to carry on our business at any time could have a material adverse effect on our business, financial condition and results of operations. In addition, any inability to renew these licenses, permits and certifications could severely disrupt our business, and prevent us from continuing to carry on our business. Any changes in the standards used by government authorities in considering whether to renew or reassess our business licenses, permits and certifications, as well as any enactment of new regulations that may restrict the conduct of our business, may also decrease our revenue and/or increase our costs and materially reduce our profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or new regulations come into effect requiring us to obtain any additional licenses, permits or certifications that were previously not required to operate our existing businesses, we cannot assure you that we would successfully obtain such licenses, permits or certifications.

The continued penetration of counterfeit products into the retail market in China, incidents caused by low quality pharmaceutical and nutritional products and the resulting negative media coverage on such incidents may harm consumer confidece in the pharmaceutical and nutritional products we carry in our drugstores, damage our brand and reputation and significantly harm our business and prospects.

There has been continued penetration of counterfeit products into the pharmaceutical retail market in China. Counterfeit products are generally sold at lower prices than the authentic products due to their low production costs, and in some cases are very similar in appearance to the authentic products. Counterfeit pharmaceuticals may or may not have the same chemical content as their authentic counterparts, and are typically manufactured without proper licenses or approvals as well as fraudulently mislabeled with respect to their content and/or manufacturer. Although the PRC government has been increasingly active in combating counterfeit pharmaceutical and other products, there is not yet an effective counterfeit pharmaceutical product regulation control and enforcement system in China. Moreover, while we have implemented a series of quality control procedures in our procurement process, we cannot assure you that we would not be selling counterfeit pharmaceutical products inadvertently. Any unintentional sale of counterfeit products may subject us to negative publicity, fines and other administrative penalties or result in litigation against us. Furthermore, the continued proliferation of counterfeit products and other products in recent years may reinforce the negative image of retailers among consumers in China, and may severely harm the reputation and brand name of companies like us. The continued proliferation of counterfeit products in China could significantly harm our business and prospects as well as have a material adverse effect on our financial condition and results of operations. In addition, any negative media coverage on incidents caused by low quality pharmaceutical and nutritional products could harm consumer confidence in the pharmaceutical and nutritional products we carry in our drugstores, damage our reputation and significantly harm our business and prospects. For example, the negative media coverage of chromium tainted capsules made by certain producers in mainland China in early 2012 had a negative impact on overall consumer confidence in pharmaceutical and nutritional products in capsule form. Our sales for the second quarter of 2012 were negatively impacted as a result of the incident and related negative media coverage.

Our business and growth may be materially and adversely affected by ongoing healthcare reforms in China.

Ongoing healthcare reforms in the PRC aim to make healthcare more affordable as one of their primary goals. In January 2009, the PRC government approved in principle a healthcare reform plan to address the affordability of healthcare services, the rural healthcare system and healthcare service quality in China. In March 2009, the Chinese government published the healthcare reform plan, which broadly addressed medical insurance coverage, essential medicines, provision of basic healthcare services and reform of public hospitals. The implementation plan also called for additional government spending on healthcare totaling RMB850.0 billion over a three-year period from 2009 to support the reform plan. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the PRC government is aiming to construct a large number of community clinics in urban areas that will dispense pharmaceutical products at a very low margin, which may result in a decrease in the number of customers visiting our stores. Furthermore, such healthcare reform may result in continued downward adjustment as to the pricing of pharmaceutical products listed on the Essential Drug and Reimbursement Lists, the expansion of the pharmaceutical products that are covered by the Essential Drug and Reimbursement Lists or other measures that could adversely affect our business. See “—The retail prices of some of our products are subject to control, including periodic downward adjustment, by PRC government authorities.” We cannot assure you that any reform of the healthcare sector in China would not have a material adverse effect on our business and prospects.

We may be subject to fines and penalties if we fail to comply with the applicable PRC laws, rules and regulations governing sales of medicines under the PRC National Medical Insurance Program.

Eligible participants in the PRC national medical insurance program, mainly consisting of urban residents in China, are entitled to buy medicines using their medical insurance cards in an authorized pharmacy, provided that the medicines they purchase have been included in the Essential Drug and Reimbursement Lists. The pharmacy in turn obtains reimbursement from the relevant government social security bureaus. Moreover, the applicable PRC laws, rules and regulations prohibit pharmacies from selling goods other than pre-approved medicines when purchases are made with medical insurance cards. We have established procedures to prohibit our drugstores from selling unauthorized goods to customers who make purchases with medical insurance cards. However, we cannot assure you that those procedures will be strictly followed by all of our employees in all of our stores. In the past, there have been incidents involving our store staff selling products other than pre-approved medicines to customers who make payment with medical insurance cards, and we have been subject to negative publicity, fines and other administrative penalties. If any of our drugstores or sales personnel is found to have sold products other than pre-approved medicines to customers who make payment with medical insurance cards, we would be subject to fines or other penalties, and, to the extent we have outstanding claims from government social security bureaus, those claims could be rejected. In addition, if we are deemed by the relevant local authorities to have violated such regulations, we may be subject to fines or other penalties. Any of these occurrences could damage our reputation as well as have a material adverse effect on our business, financial condition and results of operations. Furthermore, in the second half of 2011, certain cities in China, such as Chengdu, Ningbo and Dalian, have begun to promulgate local regulations prohibiting sale of non-pharmaceutical products in pharmacies where medical insurance cards are accepted. In 2012, more cities adopted such regulations and some cities have begun to promulgate local regulations prohibiting sale of certain non-pharmaceutical products in pharmacies where medical insurance cards are not accepted. Such regulations have had and are expected to continue to have adverse impact to our business in these cities.

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

We conduct all of our business through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends by our consolidated PRC entities only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. As of December 31, 2012, the accumulated balance of our statutory reserve funds totaled RMB99.4 million (US$16.0 million). Our statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future, some of our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially restrict our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Furthermore, the provincial authorities in China have from time to time increased the applicable statutory minimum wage. These repeated adjustments have substantially increased our labor costs and we expect to face rising labor costs in the future. In 2012, we incurred an additional RMB5.2 million (US$0.8 million) in labor costs, primarily due to minimum wage adjustments. As a result of repeatedly revised statutory minimum wage levels, we cannot assure you that we will be able to control our labor costs.

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

We are required under PRC law to make contributions to our employee benefit plans including pension, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Our contributions are made based on salaries, bonuses and certain allowances of our employees, in amounts within the range specified by the respective local government authorities where we operate our businesses. The total amount of contributions we incurred for these employee benefit plans in 2010, 2011 and 2012, was RMB31.3 million, RMB34.4 million and RMB37.8 million (US$6.1 million), respectively.

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

The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management of PRC companies are currently based in the PRC, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and profitability, although dividends distributed from our PRC subsidiaries to us could be exempt from PRC dividend withholding tax, since such income is exempt under the CIT Law when paid to a PRC resident recipient.

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

Based on the quarterly average valuation of our assets, including goodwill for the taxable year ended on December, 31, 2012, we do not believe that we were a PFIC for our taxable year ended on December 31, 2012, although there can be no certainty in this regard due to the complex nature of the applicable rules. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for any taxable year cannot be determined until after the close of such taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. In addition, although the law in this regard is unclear, we treat the regional Nepstar companies and Nepstar E-Commerce as being owned by us for U.S. federal income tax purposes, not only because we retain control over their management decisions but also because we retain the economic risks and rewards of these entities. If it were determined, however, that we are not the owner of the regional Nepstar companies and Nepstar E-Commerce for U.S. federal income tax purposes, we would be more likely to be treated as a PFIC for any taxable year.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor, unless you make a timely “mark-to-market” election that may mitigate these consequences. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisor regarding the application of the PFIC rules in your particular circumstances and the advisability of making a mark-to-market election.

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

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, including the Mainland affiliate of our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. As the administrative proceedings are ongoing, it is difficult to determine their outcome or the impact thereof on us. We are not involved in these proceedings and are not subject to any SEC investigations. Nor are the issues raised by these proceedings specific to the Mainland affiliate of our auditors. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies like ourselves. As a result, we may not be able to meeting the ongoing reporting requirements under the U.S. Securities Exchange Act of 1934, as amended, which may ultimately result in our deregistration from the SEC and delisting from the NYSE. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

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

In January 2009, our board of directors approved the termination of a voting rights agreement which had assigned 30% of the total voting rights of JZJ to us. JZJ’s other shareholders have expressed an intention to pursue the listing of the portion of the equity interest they hold in JZJ on the Shenzhen Stock Exchange in three years through a holding company. As of December 31, 2008, JZJ had 355 drugstore outlets, all of which were located in Yunnan province in southwestern China. We disposed of our 40% ownership in JZJ on December 28, 2012. As a result, during the period from the first quarter of 2009 to the time of disposal of our ownership in JZJ, JZJ had not been our consolidated subsidiary and had been accounted for under the equity method. .

In August 2009, we established Fuzhou Nepstar Chain Co., Ltd., or Fuzhou Nepstar, with Nepstar Pharmaceutical holding 49.0% and Nepstar IT Service and Nepstar Management Consulting holding the remaining 51.0% of the equity interest.

In December 2009, we formed Nepstar E-Commerce as a subsidiary of Nepstar Pharmaceutical to operate our e-commerce business. On May 20, 2010, Nepstar Pharmaceutical entered into transfer agreements with Nepstar IT Service and Nepstar Management Consulting, respectively, to transfer to each a 50.0% equity interest in Nepstar E-Commerce. In August 2011, we changed the operator of our e-commerce business from Nepstar E-Commerce to Shenzhen Nepstar. As of January 28, 2013, Shenzhen Nepstar obtained all the licences which are required for the operation of our e-commerce business. We launched a pilot version of our e-commerce website in November 2010. In January 2011, we launched our official e-commerce website, www.star365.com. On October 1, 2011, we began selling over-the-counter drugs through the website.

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

In 2010, 2011 and 2012, our capital expenditures totaled RMB58.2 million, RMB32.8 million and RMB35.0 million (US$5.6 million), respectively. In the past, our capital expenditures were used primarily to open drugstores, acquire drugstores through business combinations, set up distribution centers and install and upgrade our integrated information management system. We estimate that our capital expenditures in 2013 will range from approximately RMB50.0 million to RMB70.0 million, which we plan to use to open new stores and refurbish existing stores in China.

B.	Business Overview

We are the largest retail drugstore chain in China, with a network of 2,132 directly operated drugstores spanning 73 cities across 14 provinces and direct-controlled municipalities in China as of December 31, 2012. We believe we have succeeded in building a national retail drugstore chain with an extensive footprint in China and we have the leading market position in a number of the most developed cities in China, including Shenzhen, Dalian, Hangzhou, Ningbo, and Suzhou, in terms of store count.

We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including over-the-counter drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. Unlike most other drugstores and retail drugstore chains in China, we also offer private label products, which we believe distinguishes our company from our key competitors. We launched our first private label products in September 2005 and offered 2,019 private label products as of December 31, 2012. Sales of our private label products accounted for 26.8% of our revenue and 38.0% of our gross profit in 2012.

We also operate an Internet website, www.star365.com, where online shoppers can purchase over-the-counter drugs, nutritional supplements, herbal products, personal care products, reproductive health products and household convenience products, among other products. Online sales accounted for 0.9% of our revenue and gross profit in 2012.

Our Store Network

We are the largest retail drugstore chain in China based on the number of directly operated stores, with a store network comprising 2,132 directly operated stores as of December 31, 2012. We operate all of our stores directly, which we believe is critical in building a strong brand name and offering a more consistent customer experience across our store network. Moreover, we believe direct operation of our drugstores is very important to our success in the retail drugstore chain business in China, given the highly fragmented market, the relatively small size of other retail drugstore chains and their short operating histories. Through a decade of direct operating experience, we have developed standards among various aspects of drugstore operations in order to provide a high quality of services in all of our stores. Direct operation also enables us to better select store locations that meet the consumer traffic requirements, target new neighborhoods and allows us to leverage our existing distribution centers. In addition, our direct operation business model allows us to operate a relatively centralized and streamlined organizational structure, which enables us to expedite decision making and thus deploy our financial, operational and management resources more effectively. Furthermore, our business model also allows us to address local demand for specific products and services more accurately, to control our corporate overhead expenses and to provide uniform and high-quality training for our employees.

We carefully select our store sites to maximize consumer traffic, store visibility and convenience for our customers. Substantially all of our stores are located in well-established urban residential communities in 73 cities in China, where living standards and consumer purchasing power are generally higher than in rural areas. The following table sets forth the number of stores we owned and operated as of the dates indicated in the following top ten cities that we operated in as of December 31, 2012:

	As of December 31,
City	2010	2011	2012
Shenzhen	441	387	344
Dalian	192	196	197
Hangzhou	182	173	158
Ningbo	188	170	141
Guangzhou	171	145	132

	As of December 31,
City	2010	2011	2012
Qingdao	127	119	104
Weifang	91	89	82
Dongguan	128	107	81
Tianjin	123	108	78
Suzhou	84	91	78
Others	820	810	737

Total	2,547	2,395	2,132

The following table provides a history of our store openings and acquisitions as of the dates indicated:

	As of December 31,
	2010	2011	2012
Number of stores at the beginning of the period	2,479	2,547	2,395

Acquired stores during the period	17	1	—
Stores closed during the period	168	228	319
New stores opened during the period	219	75	56

Number of stores at the end of the period	2,547	2,395	2,132

Our stores are typically between 80 and 120 square meters in floor area, and conduct business from 8:30 a.m. to 10:30 p.m., seven days a week. Our stores are generally staffed with three employees per shift, including an in-store pharmacist, who in many cases also functions as the store manager, and two healthcare consultants. Our in-store pharmacists assist with the sales of prescription drugs, and each member of our store staff has received training regarding our products as well as how best to interact with customers. In addition, we regularly carry out training programs on medicinal information, nutritional information, selling skills for our store staff and pharmacists, as well as management training for our regional managers and senior management officers at our headquarters.

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

Product Offerings

Our merchandise can be broadly classified into the following categories:

Prescription Drugs. We offer approximately 2,862 prescription drugs. We accept prescriptions only from licensed health care providers and do not prescribe medications or otherwise practice medicine. Our in-store pharmacists verify the validity, accuracy and completeness of all prescription drug orders. We request that all prescription drug customers provide us with information regarding drug allergies, current medical conditions and current medications. Our in-store pharmacists also perform a drug utilization review in which they cross-check every prescription against the customer’s submitted information for drug, disease and allergy interactions. Sales of prescription drugs accounted for 20.4% of our revenue in 2012.

Over-the-Counter Drugs. We offer approximately 3,031 over-the-counter drugs, including western medicines and traditional Chinese medicines, for the treatment of common diseases. Sales of over-the-counter drugs accounted for 39.1% of our revenue in 2012.

Nutritional Supplements. We offer approximately 584 nutritional supplements, including a variety of healthcare supplements, vitamins, minerals and dietary products. Nutritional supplements normally generate higher gross margins than prescription and over-the-counter drugs. Sales of nutritional supplements accounted for 15.7% of our revenue in 2012.

Herbal Products. We offer various types of drinkable herbal remedies and packages of assorted herbs for making soup, which are used by consumers as health supplements. Herbal products typically have higher gross margins than prescription and over-the-counter drugs. Sales of herbal products accounted for 3.9% of our revenue in 2012.

Other Products. Our other products include personal care products such as skin care, hair care and beauty products, family care products such as portable medical devices for family use, birth control and early pregnancy test products, and convenience products, including soft drinks, packaged snacks, cleaning agents and stationery. Our other products also include seasonal and promotional items tailored to local consumer demand for convenience and quality. In May 2010, we began to further expand our product offerings by introducing general merchandise and consumables, primarily in the following categories: convenience foods, produce, household cleaning and laundry products, and mother and baby products. We believe that offering these products and consumables increases the amount that customers spend per visit by meeting growing demand for one-stop shopping convenience, and helps mitigate the negative impact of ongoing healthcare reform and government policies, which have caused price reductions to pharmaceutical products on the national Essential Drug and Reimbursement Lists. Sales of other products accounted for 20.9% of our revenue in 2012.

Private Label Products

We launched our first private label product in September 2005, and since then our private label portfolio has increased to 2,019 products marketed under 160 private labels, covering all categories of products we offer. In 2012, private label products accounted for approximately 26.8% of our revenue and 38.0% of our gross profit. We believe private label branding gives us more freedom and flexibility in pricing and more control over product attributes and quality.

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

Our marketing department designs our nationwide marketing efforts while our regional Nepstar companies design regional promotions based on local demographics and market conditions. We also launch single store promotional campaigns and community activities in connection with the opening of new stores. Our store managers and staff are also encouraged to propose their own advertising and promotion plans, including holiday promotions, posters and billboards. In addition, we offer special discounts and gift promotions for selected merchandise periodically in conjunction with our suppliers’ marketing programs. We also provide ancillary services such as providing free blood pressure measurements in our stores. For our member customers, we offer free samples of selected merchandise periodically to promote sales and introduce new products.

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

As part of our marketing efforts and in order to build customer loyalty, we launched our “Loyal Customer” program in 1999. As of December 31, 2012, this program had more than 10.3 million members, approximately 4.4 million of whom were active members, which are defined as customers who make purchases from our stores at least once a year and whose contact information is available in our database. We also award VIP memberships to those member customers who make purchases of at least RMB2,000 from our stores annually. As of December 31, 2012, the number of our VIP members accounted for approximately 1.8% of our total members. Under the loyalty points collection program we implemented in 2011, our member customers are entitled to receive free healthcare circulars published by our stores and gain one loyalty point for every RMB10.0 spent on our products and our VIP members are entitled to receive additional two loyalty points for every RMB10.0 spent on our products. Loyalty points may be used as discounts for future purchase and also to exchange for gifts. At the end of calendar year, except for the loyalty points earned by our VIP members, unutilized loyalty points are forfeited or carried forward for a very short period. For our VIP members, the unutilized loyalty points can be carried forward through the end of the next year.

We maintain a database of our loyalty scheme membership, including customer profiles and purchasing records, which help us to tailor our promotional programs to meet our customers’ specific needs. On average, members of our loyalty scheme spend approximately 1.6 times more per sales transaction than non-member customers, and our member customers purchase more frequently from our stores than non-member customers. Sales to our member customers accounted for 66.8% of our revenue in 2012.

The following table sets forth the approximate number of our loyalty scheme members as of the dates indicated:

	As of December 31,
	2010	2011(1)	2012
	(In thousands)
Members	14,888	9,197	10,261
Active members	5,497	4,748	4,376	(2)

(1)	In 2011, we terminated the memberships of approximately 7.5 million inactive members in our loyalty scheme membership database.
(2)	The decrease in active members was primarily due to the closure of 319 stores in 2012.

Since 2010, we have started to selectively introduce the Nepstar Shopper’s Card program, which we implemented in all of our stores by September 2010. The Nepstar Shopper’s Card is a prepaid card, bearing a face value of RMB100, RMB300, RMB500 or RMB1,000. During the launch stage, customers were encouraged to use their Nepstar Shopper’s Cards to purchase certain beverage, convenience food, household and personal care products at certain Nepstar stores and accumulate bonus credits, which could then be used to purchase pharmaceutical and nutritional products in those stores. Currently, customers may use their Nepstar Shopper’s Cards to purchase any products at any of our stores.

Customers

During 2012, our stores served an average of approximately 67 customers per day per store. Our typical customers are urban residents in major Chinese cities. We periodically conduct qualitative customer surveys in cities in which we operate more than 100 drugstores, helping us to build a stronger understanding of our market position and our customers’ purchasing habits. In addition, we sell prescription and over-the-counter drugs to non-retail customers who choose to purchase from us rather than from manufacturers and distributors of pharmaceutical products directly, as these non-retail customers believe they can leverage the economies of scale realized by our greater purchasing power and obtain better pricing terms from us than directly purchasing the same products from the manufacturers and distributors. Sales to these non-retail customers accounted for less than 1.0% of our revenue in each of 2010, 2011 and 2012.

Our sales to retail customers are paid in cash or by debit or credit cards, or by medical insurance cards under the national medical insurance program. We obtain payments from the relevant government social security bureaus, for sales made to eligible participants in the national medical insurance program every one to three months. See “— Regulation — Reimbursement under the National Medical Insurance Program.” As of December 31, 2012, 1,143 or 53.6% of our stores are designated stores under the PRC national medical insurance program.

Procurement

We currently source our merchandise from 1,495 suppliers, including 615 manufacturers and 880 wholesalers. In 2012, 70.1% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 5.9% of our total purchases in 2012. The transaction value of purchases from our largest five suppliers accounted for 17.6% of our total purchases in 2012. We believe that competitive sources are readily available for substantially all of the merchandise we carry in our stores, and our strategy is to consolidate our procurement through centralized purchasing from fewer suppliers.

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

Distribution

Our stores are supported by our national distribution center located near our headquarters in Shenzhen and 16 regional distribution centers serving our drugstores located in 73 cities across China.

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

Quality Control

We have selected 333 manufacturers as suppliers of our private label products after reviewing product selection, quality and manufacturing, packaging, transportation and storage capabilities as well as cost competitiveness. We had selected these vendors out of a large number of manufacturers after reviewing these manufacturers’ GMP compliance status and their product quality, manufacturing facilities and technology, packaging, transportation and storage capabilities as well as the cost competitiveness of their products.

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

Insurance

We maintain property insurance policies covering our distribution centers, stores and vehicles for losses due to fire, flood and a wide range of other disasters. In 2012, our total insurance coverage totaled approximately RMB604.8 million (US$97.1 million) and we paid approximately RMB0.4 million (US$0.1 million) in insurance premiums for the coverage. In addition, like other similar companies in China, we do not carry product liability insurance, and we do not have any business interruption insurance due to the limited coverage of any business interruption insurance in China. We consider our current insurance coverage to be adequate. However, successful product liability and personal injury claims and uninsured damages to any of our distribution centers and our stores could have a material adverse effect on our financial condition and results of operations.

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

Distribution of Pharmaceutical Products

A distributor of pharmaceutical products must obtain a distribution permit from the relevant provincial — or designated municipal — or county-level food and drug administration. The grant of such permit is subject to an inspection of the distributor’s facilities, warehouses, hygienic environment, quality control systems, personnel and equipment. The distribution permit is valid for five years, and the holder must apply for renewal of the permit within six months prior to its expiration. In addition, a pharmaceutical product distributor needs to obtain a business license from the relevant administration for industry and commerce prior to commencing its business. All of our consolidated entities that engage in the retail pharmaceutical business have obtained necessary pharmaceutical distribution permits, and we do not expect any difficulties for us to renew these permits and/or certifications.

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

Since May 1998, the relevant PRC government authorities have ordered price reductions of thousands of pharmaceutical products. In 2010, 2011 and 2012, approximately 31.1%, 30.0% and 30.4% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. Any future price controls or government mandated price reductions may have a material adverse effect on our financial condition and results of operations, including significantly reducing our revenue and profitability. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Industry — The retail prices of some of our products are subject to control, including period downward adjustment, by PRC government authorities.”

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

On October 20, 2010, the Ministry of Health of the PRC published Administrative Measures for National Food Safety Standards to promote and supervise the formulation of national standards for food safety in China. Since then, various national food safety standards have been proposed, including General Rules for Prepackaged Food Labels, which took effect on April 20, 2012. These rules apply to all prepackaged food products sold in China and set forth standards and specifications for the labeling of prepackaged food, which would help consumers better understand relevant nutritional and safety information.

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

Dividend Distribution

The principal laws, rules and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), as amended in October 2005, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our consolidated PRC entities, including wholly foreign-owned enterprises, or WFOEs, and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities, including WFOEs and domestic companies, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the accumulated amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends. As of December 31, 2012, the accumulated balance of our statutory reserve funds totaled RMB99.4 million (US$16.0 million).

Tax

See “Item 10. Additional Information — E. Taxation.”

C.	Organizational Structure

China Nepstar
100%
100%
100%
100%
Outside China
Inside China
Nepstar Electronic
Nepstar Commerce
Nepstar Jinfu Logistics
Nepstar Wisconsin Trading
35%
65%
Nepstar Pharmaceutical*
100 %
Weifang Nepstar (1)*
Feng Tu
Liping Zhou
100%
100%
Nepstar Management Consulting
Nepstar IT Service
49%
41%
10%
Shenzhen Nepstar Chain Company (2)*
70%
80%
70%
Dalian Nepstar Chain Company*
Shenyang Nepstar Chain Company
Hunan Nepstar Chain Company
30%
30%
20%
49%
Guangzhou Nepstar Chain Company*
35%
16%
49%
Jiangsu Nepstar Chain Company*
35%
16%
49%
Shandong Nepstar Chain Company*
48.5%
2.5%
49%
Shanghai Nepstar Chain Company*
35%
16%
49%
Sichuan Nepstar Chain Company*
35%
16%
49%
Hangzhou Nepstar Chain Company*
35%
16%
49%
Ningbo Nepstar Chain Company*
35%
16%
49%
Tianjin Nepstar Chain Company*
31%
20%
49%
Qingdao Nepstar Chain Company*
31%
20%
49%
Fuzhou Nepstar Chain Company*
31%
20%
Shenzhen Nepstar E-Commerce
50%
50%

The following diagram illustrates our corporate structure as of the date of this annual report. Except China Nepstar, which is incorporated under the law of Cayman Islands, each of the other companies within our corporate structure is incorporated under PRC law.

(1)	Weifang Nepstar provides merchandise procurement services to the regional Nepstar companies.
(2)	Shenzhen Nepstar Chain Co., Ltd. owns 100% of the equity interest in each of the following subsidiaries: Hubei Nepstar Pharmaceutical Co., Ltd.; Beijing Shuangjing Nepstar Chain Co., Ltd.; Beijing Hongda Nepstar Chain Co., Ltd.; Beijing Tongda Nepstar Chain Co., Ltd.; Beijing Xingda Nepstar Chain Co., Ltd.; Beijing Nepstar Chain Co., Ltd.; Beijing Xiang Yun Kang Pharmacy Co., Ltd.; Beijing Xiang Yun Kang Flower Dispensary Co., Ltd.; Beijing Xiang Yun Kang Guangqumen Pharmacy Co., Ltd.; Wenzhou Nepstar Chain Co., Ltd.; Zaozhuang Nepstar Chain Co., Ltd.; and Wuhan Nepstar Drugstore Co., Ltd.
*	Significant subsidiaries

D.	Property and Equipment

Our corporate headquarters are located in Shenzhen, where we lease an aggregate of 1,533 square meters of office space. As of the date of this annual report, we operated one national distribution center located near our headquarter and 16 regional distribution centers with a combined total of approximately 49,422 square meters of space.

Substantially all of our store space is leased from third parties. Our leases in respect of those properties generally have a five-year term. As of December 31, 2012, 915 leases (covering an aggregate gross floor area of approximately 91,614 square meters, equivalent to approximately 37.7% of the total gross floor area of properties we occupied) will terminate within two years. We must negotiate with the landlords for an extension of the old leases or enter into new leases upon their termination, and our landlords may request a rent increase. Under applicable PRC law, we have priority over other potential lessees with respect to the leased store space on the same terms. Our community stores are normally relatively small in size and the facilities inside the store are easily movable. As a result, we do not expect our drugstore operations to be materially and adversely affected by any failure to renew or enter into new leases.

As of December 31, 2012, we had 2,180 leased properties with an aggregate gross floor area of 308,896 square meters, of which 242,909 square meters were used as drugstores. 224 or approximately 10.3% of these leased properties had defects in their legal titles. Of all of the properties with defects in legal titles, 20,713 square meters were used as drugstores, equivalent to approximately 8.5% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds cannot be obtained from the relevant landlord; and (ii) the identity of the landlord as it appears on the relevant leasing contract does not match the identity of the registered owner as it appears on the property title deeds and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the former type of defects in title was 16,615 square meters, or approximately 6.8% of the total gross floor area of our drugstores, and with the latter type of defects in title was 3,768 square meters, or approximately 1.6% of the total gross floor area of our drugstores. In addition, 129,588 square meters, or approximately 42.0% of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We do not possess clear leasehold titles or written agreements providing for usage rights in respect of some of our occupied properties.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

Overview

Since our inception in 1995, we have expanded our operations through organic growth and selective acquisitions of drugstores in China. In 2009, we acquired a total of seven stores, consisting of five stores in Beijing from Beijing Zeruntang Medical Ltd. and two stores in Shanghai from Shanghai Riye Chain Co., Ltd. In 2010, we acquired three other stores from Shanghai Riye Chain Co., Ltd., six stores from Beijing Xiang Yun Kang Drugstore and eight stores from Wenzhou Ren Ren Hao Chain Drugstore Co., Ltd. In 2011, we completed the acquisition of another store from Shanghai Riye Chain Co., Ltd. We accounted for these acquisitions using the acquisition method of accounting under FASB ASC Topic 805, Business Combinations. See note 8 to our audited consolidated financial statements included in this annual report. In 2012, we disposed the eight stores we acquired from Wenzhou Ren Ren Hao Chain Drugstore Co., Ltd. We also close stores that do not perform well. Including the eight stores we disposed, we closed 319 stores and opened 56 new stores in 2012. As of December 31, 2012, we had a total of 2,132 directly operated drugstores.

We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Dalian, Hangzhou, Ningbo and Suzhou, in terms of store count. Our total revenue was RMB2,356.6 million, RMB2,491.3 million and RMB2,549.9 million (US$409.3 million) and our net income was RMB16.5 million, RMB35.9 million and RMB90.1 million (US$14.5 million) in 2010, 2011 and 2012, respectively. The increase in the net income was primarily due to the gain from disposal of our 40% equity interest in JZJ.

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

In August 2009, the PRC Ministry of Health established the Essential Drug List, which contains 205 chemical drugs and 102 traditional Chinese medicines. In October 2009, the NDRC implemented price ceilings on 2,349 pharmaceutical products, including drugs or medicines on the Essential Drug and Reimbursement Lists, which included 1,728 pharmaceutical products carried by our stores. Due in part of the implementation of these price ceilings, our gross margins experienced downward pressure in 2010 as compared to 2009 and continued to experience downward pressure in 2011. As of December 31, 2012, the NDRC had implemented price ceilings on 4,570 types of drugs, mainly commonly-used antibiotics and circulatory system medications, including 1,918 pharmaceutical products carried by our stores. If more pharmaceutical products carried by our stores become subject to price ceilings or if any reductions in existing price ceilings are implemented, our gross margins could be further reduced and our net income and profitability could be materially reduced. In addition, effective July 1, 2012, pursuant to the Interim Measures on the Price Control of Drugs, enacted by the NDRC, the selling price in not-for-profit hospitals and other not-for-profit healthcare institutions for any pharmaceutical product that is subject to price control cannot exceed the higher of 25% of the sourcing price or an additional RMB69. Since a substantial number of drugs carried in our stores are also available for distribution through hospitals, such price control may have a material adverse effect on our revenue and profitability.

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

	Year Ended December 31,
	2010	2011	2012
Number of stores at the beginning of the year	2,479	2,547	2,395
Number of stores at the end of the year	2,547	2,395	2,132

During 2012, our stores served an average of approximately 67 customers per day per store. Our customer visits in 2012 increased as compared with 64 customers per day per store in 2011, primarily because of the closure of our underperforming stores. In addition, the expansion of our products offerings into non-pharmaceutical categories and the proactive marketing of our non-pharmaceutical products also helped to increase our customer visits in 2012.

We believe that store location is an important factor driving our store sales. Our goal is to establish stores in clusters in well-developed cities in China. Within each major city, we aim to locate our stores in well-established residential communities. In 2012, in order to manage our stores more effectively and to improve the overall quality of store sales performance, we closed 319 stores, most of which were performing below our expectations. We also slowed the pace of new store openings, as new stores generally incur high initial costs, but generate lower revenues during their first two years of operations.

For our drugstores that had been opened prior to December 31, 2010, the average daily revenue per store increased from RMB2,838 in 2011 to RMB3,085 in 2012. The increase was mainly due to our effort in closing poorly performing stores, expanding product offerings into non-pharmaceutical categories, as well as streamlining our store operations.

	2011		2012
	Number of drugstores as of year end	Daily Average Revenue per Store	Number of drugstores as of year end	Daily Average Revenue per Store
Opened prior to December 31, 2009	2,100	2,955	1,819	3,180
Opened in 2010	222	1,841	190	2,073
Opened prior to December 31, 2010	2,322	2,838	2,009	3,085

Our Ability to Optimize Product Offerings and Increase Sales, including Sales of Private Label Products

The following table sets out a breakdown of our revenue by product categories for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	RMB’000	% of Revenue	RMB’000	% of Revenue	RMB’000	US$’000	% of Revenue
Prescription drugs	503,403	21.4	495,352	19.9	519,557	83,395	20.4
Over-the-counter drugs	866,634	36.8	911,412	36.6	997,997	160,189	39.1
Nutritional supplements	452,642	19.2	450,714	18.1	399,397	64,108	15.7
Herbal products	86,873	3.7	99,627	4.0	100,419	16,118	3.9
Other products (1)	447,052	18.9	534,185	21.4	532,486	85,470	20.9

Total	2,356,604	100.0	2,491,290	100.0	2,549,856	409,280	100

(1)	Includes personal care, family care and convenience products.

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

We generate a substantial portion of our revenue from sales of prescription drugs, over-the-counter drugs and nutritional supplements. In particular, sales of prescription drugs accounted for 20.4% of our revenue in 2012, sales of over-the-counter drugs accounted for 39.1% of our revenue in 2012 while sales of nutritional supplements accounted for 15.7% of our revenue in 2012.

In 2012, we expanded our product offerings and introduced 185 new non-pharmaceutical products, of which 58 are private label products. Sales of food, household, personal care and other products accounted for 20.9% of our revenue in 2012. We plan to continue to expand our offering of personal care, family care and convenience products, which we believe will increase expenditure per customer visit by providing greater one-stop shopping convenience for our customers. We believe that our extensive store network and operational expertise, strong brand name and expansion plan provide us with a strong platform to capture growth opportunities in China’s retail market for convenience products.

Our private label products generally have higher margins than our other products, because we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and the distributors’ profit margin in the traditional merchandise supply chain. We launched our first private label product in September 2005, and since then our private label portfolio has increased to 2,019 products marketed under 160 private labels as of December 31, 2012, covering all categories of products we offer. The increase in private label product sales was a significant factor contributing to the increases in our gross margin since late 2005.

To develop our private label products, we have also obtained rights to use an aggregate of 511 additional trademarks, including 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use, and 12 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2012, we have developed 2,019 private label products with these licensed trademarks. Private label products accounted for approximately 30.0% and 26.8% of our revenue, and 41.3% and 38.0% of our gross profit in 2011 and 2012, respectively. Private label branding also gives us more freedom and flexibility in pricing and more control over product attributes and quality.

The following tables set forth certain information with respect to our private label products for the year ended December 31, 2012:

Private Label Revenue as a Percentage of Revenue of the Category
Prescription drugs	14.2%
Over-the-counter drugs	18.7%
Nutritional supplements	57.5%
Herbal products	33.8%
Others (1)	30.1%
Total (2)	26.8%

(1)	Includes personal care, family care and convenience products.
(2)	Certain private labels are used in multiple categories of products.

Our Ability to Control Procurement Cost and Optimize Product Pricing

Our cost of goods sold represents primarily our purchase cost of merchandise. No depreciation or amortization is included in our cost of goods sold because our business does not involve manufacturing, and the amount of property and equipment we use in acquiring, warehousing and transporting merchandise to our stores is limited and hence the related depreciation and amortization is immaterial. We have been consolidating our procurement through centralized purchases from fewer suppliers, which we believe will enable us to procure goods on more favorable terms due to our enhanced bargaining position with our suppliers. We do not expect, however, to be dependent on any particular supplier, and expect to continue purchasing merchandise from a large number of suppliers in the foreseeable future. We currently source our merchandise from 1,495 suppliers, including 615 manufacturers and 880 wholesalers. In 2012, 70.1% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 5.9% of our total purchases in 2012. The transaction value of purchases from our largest five suppliers accounted for 17.6% of our total purchases in 2012. We believe that competitive sources are readily available for substantially all of the merchandise we carry in our stores, and our strategy is to consolidate our procurement through centralized purchases from fewer suppliers.

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

We purchase and sell certain merchandise from and to the Neptunus Group and its affiliates. In 2010, 2011 and 2012, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB121.4 million, RMB105.2 million and RMB92.9 million (US$14.9 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB3.2 million, RMB2.2 million and RMB5.5 million (US$0.9 million), respectively. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Companies in Which a Major Shareholder Had Equity Interests.”

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

While carrying medicines subject to price controls generally increases customer traffic and sales of other products, these medicines also generally have lower margins compared to our other products. Since May 1998, the relevant PRC government authorities have ordered price reductions of thousands of pharmaceutical products. In 2010, 2011 and 2012, approximately 31.1%, 30.0% and 30.4%, respectively, of our revenue was derived from sales of pharmaceutical products that were subject to price controls. The increase in the number of pharmaceutical products we offered that were subject to price controls from the level of 2009 reflected the inclusion of more pharmaceutical products, especially popular pharmaceutical products, in China’s national medical insurance catalog. We expect that sales of pharmaceutical products that are subject to price controls as a percentage of our total revenue to further increase in the future, which we expect to have a negative effect on our gross margin.

Our Ability to Control Operating Expenses and Achieve a High Level of Operating Efficiency

Our ability to control operating expenses and achieve a high level of operating efficiency is a key factor driving our results of operations. The following table sets forth our operating expenses as a percentage of our revenue for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
Sales, marketing and other operating expenses	41.8%	40.7%	39.7%
General and administrative expenses	5.4%	4.8%	4.5%
Impairment losses of property and equipment	0.1%	0.6%	0.3%
Other expense	1.1%	—	—

Total operating expenses	48.4%	46.1%	44.5%

Our sales, marketing and other operating expenses primarily consist of salaries and benefits of our in-store pharmacists and other store and distribution center staff as well as rental and utility expenses of our stores and distribution centers. Sales, marketing and other operating expenses also include depreciation of leasehold improvements of our stores, distribution centers and store equipment as well as costs associated with organizing promotional and marketing activities. Sales, marketing and other operating expenses as a percentage of our revenue decreased from 41.8% in 2010 to 40.7% in 2011 due to the growth of revenue and closure of underperforming stores. Sales, marketing and other operating expenses as a percentage of our revenue decreased from 40.7% in 2011 to 39.7% in 2012 due to the closure of underperforming stores. We expect our total sales, marketing and other operating expenses to increase as a result of inflation as well as future growth of our business.

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

Other key factors affecting our operating expenses include the following:

•

Inventory levels. We must maintain sufficient inventory levels to meet our customers’ needs while balancing the risk of accumulating excess inventory. Carrying excess inventory would increase our inventory holding costs, and failure to have sufficient inventory could cause us to lose customers, either of which could reduce our revenue and profitability. In 2010, 2011and 2012, our inventory turnover days, calculated as the average of inventory at the beginning of the year and inventory at the end of the year, divided by cost of goods sold for the year and then multiplied by 365, was 123 days, 120 days and 120 days, respectively. The decrease in inventory turnover days from 2010 to 2011 was due to the fact that we tightened our inventory control.

•

Costs associated with closing underperforming stores. We closed 168, 228 and 319 underperforming stores during 2010, 2011and 2012 respectively. The cost associated with closing underperforming stores are RMB5.7 million, RMB8.6 million and RMB8.87 million (US$1.4 million) for 2010, 2011 and 2012 respectively.

•

The amount of time required to open new stores. The amount of time required for us to open new stores, measured from date of initial occupation to commencement date of operations, shortened from an average of 38 days in 2010 to 36 days in 2011 and remained at 36 days in 2012. The amount of time required for us to open new stores is primarily determined by the amount of time the relevant local government authority takes to grant license for us to open our new stores. As part of our efforts to continue to reduce the amount of time for new stores to become profitable, we have developed uniform standards and streamlined our store operations through centralized management.

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

All of our operating subsidiaries, including the regional Nepstar companies, were incorporated in the PRC. Prior to January 1, 2008, certain subsidiaries and tax paying retail store entities located and conducting operations in the Shenzhen Special Economic Zones, Zhuhai Special Economic Zones and the Yunnan Province in the PRC were subject to a preferential tax rate of 15%. Under the implementation rules of the CIT Law, companies that enjoyed preferential income tax rates prior to January 1, 2008 have a five-year period to transition to the 25% statutory income tax rate. In particular, companies that were subject to a tax rate of 15% would be subject to tax rates of 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 onwards, respectively. Accordingly, our operating subsidiaries and retail store entities in Shenzhen and Zhuhai were subject to 22%, 24% and 25% income tax rates in 2010, 2011 and 2012 and onwards, respectively. Our subsidiaries outside of Shenzhen and Zhuhai have been subject to the 25% statutory income tax rate since January 1, 2008.

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

We believe that any reasonable deviation from those judgments and estimates would not have a material impact on our financial condition or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statements of comprehensive income and corresponding balance sheet accounts would be necessary. These adjustments would be made in future financial statements.

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

At each balance sheet date, we assess the need to establish a valuation allowance that reduces deferred tax assets when it is more likely than not that all, or some portion, of the deferred tax assets will not be realized. A valuation allowance would be based on all available information including but not limited to our projections of future taxable income, which take into account the market environment for each of the tax-paying entities within the period during which temporary differences reverse or before our tax loss carry-forwards expire, and any available tax planning strategies. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to the deferred tax assets. The deferred tax assets balance is analyzed regularly by management. Based on our historical operating results and projections for our future taxable income over the periods during which the tax loss can be utilized, we believe it is more likely than not we will not realize some portion of our deferred tax assets and, as a result, a valuation allowance of RMB37.3 million was provided for as of December 31, 2012. Projections of future taxable income incorporate several assumptions of future business and operations that may differ from actual experience. If, in the future, our assumptions and estimates that resulted in our projections for future taxable income for each tax-paying component prove to be incorrect, the valuation allowance against our deferred tax assets may be adjusted.

Depreciation and Amortization

Our long-lived assets include property and equipment and intangible assets. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property and equipment (including the salvage values), and intangibles, in order to determine the amount of depreciation and amortization expenses to be recorded during any reporting period. We amortize leasehold improvements of our retail drugstores and other business premises over the shorter of five years or the lease term. A majority of our leases have a five-year term. We estimate the useful lives of our other property and equipment at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological and other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we may shorten the useful lives assigned to these assets as appropriate, which will result in the recognition of increased depreciation and amortization expense in future periods. There was no change to the estimated useful lives and salvage values in 2010, 2011 and 2012.

Impairment of Long-Lived Assets

We evaluate long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to the estimated undiscounted future cash flow expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. We recognized impairment losses of RMB3.4 million, RMB14.2 million and RMB7.6 million (US$1.2 million) in 2010, 2011 and 2012, respectively, with respect to leasehold improvements and store fixtures of certain underperforming stores.

Impairment of Goodwill

Our goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations. We evaluate goodwill at least annually for impairment, and more frequently if events and circumstances indicate that it might be impaired.

We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. The first step of the impairment test involves comparing the fair value of our reporting unit with the reporting unit’s carrying amount, including goodwill. Next, if the carrying amount of the reporting unit exceeds its fair value, we then recognize an impairment loss for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. We determine the implied fair value by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB ASC Topic 805, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. We did not recognize any goodwill impairment loss in 2010, 2011 or 2012.

Inventories

Our inventories are stated at the lower of cost, determined under the weighted average cost method, or market value. Our inventories are not subject to significant risk of obsolescence. We manage our inventory level based on historical sales trends, forecasted customer demand and lead time in supplier delivery. We identify inventories of medicine products which have remaining shelf life of six months or less, which under the terms of our purchase agreements, may be returned to the suppliers in exchange for new batches of products. Our inventory write-downs due to shrinkage losses and damaged merchandise in 2010, 2011and 2012 were RMB9.4 million, RMB9.4 million and RMB9.1 million (US$1.5 million), respectively.

Results of Operations

The following table sets forth a summary of our statements of comprehensive income for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2010		2011		2012
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue
	(In thousands, except percentage and per share data)
Revenue	2,356,604	100.0	2,491,290	100.0	2,549,856	409,280	100.0
Cost of goods sold	(1,192,665)	(50.6)	(1,302,653)	(52.3)	(1,369,312)	(219,790)	(53.7)

Gross profit	1,163,939	49.4	1,188,637	47.7	1,180,544	189,490	46.3
Operating expenses:
Sales, marketing and other operating expenses (1)	(985,510)	(41.8)	(1,015,165)	(40.7)	(1,011,695)	(162,388)	(39.7)
General and administrative expenses (2)	(128,196)	(5.4)	(120,671)	(4.9)	(115,734)	(18,577)	(4.5)
Impairment losses of property and equipment	(3,423)	(0.1)	(14,164)	(0.6)	(7,649)	(1,228)	(0.3)
Other expense (3)	(25,540)	(1.1)	—	—	—	—	—
Other income	—	—	—	—	1,480	238	0.1

Income from operations	21,270	0.9	38,637	1.5	46,946	7,535	1.8
Net interest income (4)	22,723	1.0	23,154	0.9	16,435	2,638	0.6
Dividend income from cost method investments	3,028	0.1	3,616	0.1	4,528	727	0.2
Equity in income of an equity method investee	5,808	0.2	1,552	0.1	1,337	215	0.1
Gain on disposal of an equity method investee (5)	—	—	—	—	68,440	10,985	2.7
Income tax expense	(36,321)	(1.5)	(31,026)	(1.2)	(47,594)	(7,639)	(1.9)

Net income attributable to China Nepstar Chain Drugstore Ltd.	16,508	0.7	35,933	1.4	90,092	14,461	3.5

Earnings per ordinary share
Basic	0.08		0.17		0.45	0.07
Diluted	0.08		0.17		0.45	0.07

(1)	Sales, marketing and other operating expenses included share-based compensation expenses of RMB18,000 in 2010, nil in 2011 and nil in 2012.
(2)	General and administrative expenses included share-based compensation expenses of RMB5.8 million in 2010, reversal of expense of RMB1.2 million (US$0.2 million) in 2011 and nil in 2012.

(3)	Other expense in 2010 consists of a one-time non-recurring penalty of RMB25.5 million, which SAFE assessed against us for failing to comply with relevant procedures, citing that the purposes for the conversion of net proceeds from our initial public offering as stated at the time of conversion were not entirely consistent with our subsequent use of such proceeds. We fully paid the penalty in July 2010.
(4)	Net interest income includes “interest income” and “interest expense” set forth in our consolidated financial statements included elsewhere in this annual report.
(5)	Gain on disposal of an equity method investee in 2012 represents the gain from disposal of our 40% equity interest in JZJ. On December 28th, the Company completed the sales of its 40% equity interests in JZJ to Yunnan Jianzhijia Holding Co., Ltd. (“JZJ Holding”) for a total cash consideration of RMB 81.48 million. A gain of RMB68.4 million (US$11.0 million) was recognized in income upon completion of the sales.

Comparison of Years Ended December 31, 2011 and December 31, 2012

Revenue. Our revenue was RMB2,549.9 million (US$409.3 million) in 2012 compared to RMB2,491.3 million in 2011. The same store sales for stores opened prior to December 31, 2010 increased from RMB2,838 in 2011 to RMB3,085 (US$495 in 2012. The increase in revenue as well as same store sales was principally driven by the optimization of our merchandise portfolio through diversification into non-pharmaceutical product categories, the closure of underperforming stores as well as the strengthening of our marketing and promotion efforts. Sales of over-the-counter drugs accounted for 36.6% and 39.1% of our revenue in 2011 and 2012, respectively; sales of prescription drugs accounted for 19.9% and 20.4% of our revenue in 2011 and 2012, respectively; and sales of nutritional supplements accounted for 18.1% and 15.7% of our revenue in 2011 and 2012, respectively.

Gross Profit. Our gross profit was RMB1,180.5 million (US$189.5 million) in 2012 compared to RMB1,188.6 million in 2011. Our gross margin was 46.3% in 2012 compared to 47.7% in 2011. The decrease in gross margin was primarily due to changes in product mix and the negative impact from the mandatory price cuts on pharmaceuticals by the PRC government authorities. We expect our gross margin to decline gradually in the near to mid term as we anticipate further price reductions on pharmaceutical products mandated by the PRC government authorities. In addition, we will continue to increase our offerings of non-pharmaceutical products, which are expected to generate lower gross margins compared to pharmaceutical products.

Operating Expenses. Our operating expenses were RMB1,135.1 million (US$182.2 million) in 2012 compared to RMB1,150.0 million in 2011. Operating expenses as a percentage of our revenue was 44.5% in 2012 compared to 46.1% in 2011.

•

Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses was RMB1,011.7 million (US$162.4 million) in 2012, which is approximately the same as the expenses of RMB1,015.2 million we incurred in 2011.

•

General and Administrative Expenses. Our general and administrative expenses decreased by 4.1% to RMB115.7 million (US$18.6 million) in 2012 from RMB120.7 million in 2011. The decrease was primarily due to the facts that the Company continued to implement cost management across the entire organization and the Company has written off certain long-aged payables due to discontinued suppliers.

•

Impairment Losses. We recognized impairment losses of RMB14.2 million and RMB7.6 million (US$1.2 million) in 2011 and 2012, respectively, in respect of leasehold improvements and store fixture of certain underperforming stores.

Income from Operations. As a result of the foregoing, our income from operations was RMB46.9 million (US$7.5 million) in 2012 compared to RMB38.6 million in 2011. Our operating margin was 1.8% in 2012 compared to 1.6% in 2011.

Net Interest Income. Our net interest income decreased to RMB16.4 million (US$2.6 million) in 2012 compared to RMB23.2 million in 2011. This decrease was principally a result of reduced cash balance after the distribution of special dividend in the second quarter of 2012. We paid a special cash dividend of US$0.60 per ADS on or around May 24, 2012 totaling RMB378.5 million (US$60.2 million) to shareholders of record as of the close of business on May 7, 2012.

Dividend Income from Cost Method Investments. Dividends received from our investments in companies accounted for under the cost method were RMB4.5 million (US$0.7 million) in 2012 compared to RMB3.6 million in 2011.

Equity income of an equity method investee. Equity income of an equity method investee was RMB1.3 million (US$0.2 million), compared to that of RMB1.6 million in 2011. The decrease in equity income of an equity method investee was mainly due to the weak performance of JZJ in 2012.

Income Tax Expense. Our income tax expense increased to RMB47.6 million (US$7.6 million) in 2012 from RMB31.0 million in 2011. Our effective tax rate decreased from 46.3% in 2011 to 34.6% in 2012. The decrease in our effective tax rate was primarily due to the reversal of deferred tax liabilities arising from equity method investment of RMB6.3 million as a result of dividends distributed from JZJ and reversal of valuation allowance at RMB7.0 million due to utilization of tax losses as a result of the gain from disposal of our 40% equity interest in JZJ.

Net Income. As a result of the foregoing, our net income was RMB90.1 million (US$14.5 million) in 2012 compared with RMB35.9 million in 2011.

Comparison of Years Ended December 31, 2010 and December 31, 2011

Revenue. Our revenue was RMB2,491.3 million in 2011 compared to RMB2,356.6 million in 2010. This increase in revenue was principally the result of an increase of approximately 8.7% in same store sales in 2011 compared to 2010. The average daily revenue per store for stores opened prior to December 31, 2009 increased from RMB2,612 in 2010 to RMB2,838 in 2011. The increases in revenue as well as same store sales are attributable to the efforts in constant optimization of the merchandise mix through diversification into non-pharmaceutical categories and effective execution of marketing programs in the fourth quarter of the year. Sales of over-the-counter drugs accounted for 36.8% and 36.6% of our revenue in 2010 and 2011, respectively; sales of prescription drugs accounted for 21.4% and 19.9% of our revenue in 2010 and 2011, respectively; and sales of nutritional supplements accounted for 19.2% and 18.1% of our revenue in 2010 and 2011, respectively.

Gross Profit. Our gross profit was RMB1,188.6 million in 2011 compared to RMB1,163.9 million in 2010. Our gross margin was 47.7% in 2011 compared to 49.4% in 2010. The decrease in gross margin was primarily due to our changes in product mix by introducing more non-pharmaceutical products and negative impact from the mandatory price controls on pharmaceuticals by the PRC government authorities. We expect our gross margin to decline gradually in the near to mid term as we anticipate further price reductions on pharmaceutical products mandated by the PRC government authorities. Also, we will continue to increase our offerings of non-pharmaceutical products, which are expected to generate lower gross margins compared to pharmaceutical products.

Operating Expenses. Our operating expenses were RMB1,150.0 million in 2011 compared to RMB1,142.7 million in 2010. Operating expenses as a percentage of our revenue was 46.1% in 2011 compared to 48.4% in 2010.

•

Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 3.0% to RMB1,015.2 million in 2011 from RMB985.5 million in 2010. This increase was primarily due to increased salaries in connection with minimum wage adjustments and higher rental costs in the inflationary property-for-rent market. Sales, marketing and other operating expenses as a percentage of our revenue was 40.7% in 2011 compared to 41.8% in 2010.

•

General and Administrative Expenses. Our general and administrative expenses decreased by 5.9% to RMB120.7 million in 2011 from RMB128.2 million in 2010. The decrease was primarily due to various cost control measures taken by management, including control over our headcount. General and administrative expenses as a percentage of our revenue was 4.8% in 2011 compared to 5.4% in 2010.

•

Impairment Losses. We recognized impairment losses of RMB 3.4 million and RMB14.2 million in 2010 and 2011, respectively, in respect of leasehold improvements and store fixture of certain underperforming stores. The increase in impairment loss in 2011 reflects assessment conducted by the management during the year on certain underperforming stores, some of which will be closed in 2012. Management will carry on the practice of assessment regularly and when appropriate, which may result in future impairment losses.

Income from Operations. As a result of the foregoing, our income from operations was RMB38.6 million in 2011 compared to RMB21.3 million in 2010. Our operating margin was 1.6% in 2011 compared to 0.9% in 2010.

Net Interest Income. Our net interest income increased to RMB23.2 million in 2011 compared to RMB22.7 million in 2010. This increase was principally a result of an increase in deposit interest rates by the PRC government, offset partially by a decrease in balance of cash, cash equivalents and bank deposits due to dividend payment. We paid a special cash dividend of US$0.30 per ADS on or around February 28, 2011 totaling RMB205.2 million to shareholders of record as of the close of business on January 31, 2011.

Dividend Income from Cost Method Investments. Dividends received from our investments in companies accounted for under the cost method were RMB3.6 million in 2011 compared to RMB3.0 million in 2010.

Equity income of an equity method investee. Equity income of an equity method investee was RMB1.6 million in 2011 , compared to that of RMB5.8 million in 2010. The decrease in equity income of an equity method investee was mainly due to the lower net income reported by Yunnan JianZhiJia Chain Drugstore Ltd. in 2011.

Income Tax Expense. Our income tax expense decreased to RMB31.0 million in 2011 from RMB36.3 million in 2010. Our effective tax rate decreased from 68.8% in 2010 to 46.3% in 2011. The decrease in our effective tax rate was primarily due to the fact that 2010 non-deductible one-time non-recurring SAFE penalty did not recur in 2011.

Net Income. As a result of the foregoing, our net income was RMB35.9 million in 2011 compared with RMB16.5 million in 2010.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	110,685	108,152	41,376	6,642
Net cash provided by/(used in) investing activities	769,544	287,647	(19,589)	(3,143)
Net cash used in financing activities	(736,367)	(250,140)	(417,688)	(67,044)
Net increase/(decrease) in cash	140,784	141,089	(396,629)	(63,663)
Cash and cash equivalents at end of the year	626,796	767,885	371,256	59,591

In 2010, 2011and 2012, we were able to finance a significant portion of our operations and capital investments from our cash flows from operations. As of December 31, 2012, we had RMB371.3 million (US$59.6 million) in cash and cash equivalents. Before 2010, we deposited significant amount of proceeds from our initial public offering with various domestic banks, enrolling in their various wealth management programs, which guarantee principal amounts and provide higher returns compared to ordinary bank deposits. Such deposits were carried as held-to-maturity investment securities in our financial statements and matured in 2010. As of December 31, 2012, no held-to-maturity securities were on our balance sheet. As of December 31, 2012, our total cash, cash equivalents, bank deposits and restricted cash amounted to RMB664.4 million (US$106.6 million). As of December 31, 2012, we had no short-term bank loan balances.

We expect to continue to generate positive operating cash flow in 2013. We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.

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

Operating Activities

Net cash provided by operating activities was RMB41.4 million (US$6.6 million) in 2012 compared to RMB108.2 million in 2011. Net cash provided by operating activities in 2012 was lower by comparison to 2011 primarily as a result of the increases in inventory of the non-pharmaceutical categories due to the optimization of the Company’s product portfolio. It was also partially caused by stocking of certain best selling pharmaceutical products, for which the Company has relatively shorter credit terms than the other merchandise items, for the peak sales season of the coming quarter.

Net cash provided by operating activities was RMB108.2 million in 2011 compared to RMB110.7 million in 2010.

Investing Activities

Net cash used in investing activities was RMB19.6 million (US$3.1 million) in 2012 compared to net cash provided by investing activities of RMB287.6 million in 2011, primarily as the result of decrease of cash proceed from withdrawal of time deposit with orginal maturity over 3 months and the increase on restricted cash.

Net cash provided by investing activities was RMB287.6 million in 2011 compared to net cash provided by investing activities of RMB769.5 million in 2010, primarily as a result of a decrease in the proceeds from maturity of held-to-maturity investment securities.

Financing Activities

Net cash used in financing activities was RMB417.7 million (US$67.0 million) in 2012, which primarily consisted of dividends payments in 2012 totaling RMB 378.5 million (US$60.8 million).

Net cash used in financing activities was RMB250.1 million in 2011, which primarily consisted of dividends payments in 2011 totaling RMB205.2 million.

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

Capital Expenditures

In 2010, 2011 and 2012, our capital expenditures totaled RMB58.2 million, RMB32.8 million and RMB35.0 million (US$5.6 million), respectively. In the past, our capital expenditures were used primarily to open drugstores, acquire drugstores through business combinations, set up distribution centers and install and upgrade our integrated information management system. We estimate that our capital expenditures in 2013 will range from approximately RMB50.0 million to RMB70.0 million, which we plan to use to open new stores, remodel existing stores and install and upgrade our integrated information management system.

Borrowings

During November 2009, certain financial institutions in the PRC provided us with short-term bank loans in the aggregate amount of RMB410.0 million and credit facilities in the aggregate amount of RMB250.0 million. Time deposits that we had placed with such financial institutions in the amount of RMB500.0 million and RMB250.0 million were pledged as security interests for the short-term bank loan and credit facilities, respectively. The security interests for the short-term bank loans are released upon repayment and the security interests for the credit facilities are released upon the expiration of such facilities, which was three months from the date such credit facilities became available to us. The short-term borrowings were primarily obtained for general working capital purposes, including dividend payments. All outstanding short-term borrowings were repaid in January 2010 and the security deposits were released accordingly. As of December 31, 2012, we have no outstanding short-term borrowings.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.3% in 2010, 5.4% in 2011 and 2.6% in 2012.

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

In addition to “Neptunus,” we have also obtained rights to use an aggregate of 511 additional trademarks, including 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use, and 12 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2012, we have developed 2,019 private label products with these licensed trademarks.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to the date of this annual report that are reasonably likely to have a material effect on our revenue, net income, profitability, liquidity or capital resources, or that would caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment due by period
Contractual Obligations	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	(In thousands of RMB)
Operating lease commitments	218,763	343,316	111,497	37,020	710,596

Total	218,763	343,316	111,497	37,020	710,596

G.	Safe Harbor

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title*
Simin Zhang	51	Chairman of the Board of Directors
Barry J. Buttifant	68	Independent Director (1)(2)(3)
Stephanie Hui	40	Director
Alistair Eric MacCallum Laband	61	Independent Director (1)(2)(3)
Fuxiang Zhang	40	Chief Executive Officer
Zixin Shao	44	Chief Financial Officer

(1)	Members of the audit committee
(2)	Members of the compensation committee
(3)	Members of the corporate governance and nominating committee
*	Mr. Gary Siu Kwan Sik resigned as an Independent Director of the Board on October 11, 2012 for personal reasons.

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

Barry J. Buttifant has been a director of our company since November 2007. He is a member of our audit committee, compensation committee, corporate governance and nominating committee. He is an independent non-executive director of Daiwa Associate Holdings Limited and Giordano International Limited, and a non-executive director of Synergis Holdings Limited (‘Synergis’), all of which are publicly listed companies in Hong Kong. Dr. Buttifant also serves as a non-executive director of Global-Tech Advanced Innovations Inc., a NASDAQ listed company. Dr. Buttifant is currently an executive director of Hsin Chong Construction Group Ltd (‘HCCG’). Prior to that, he was group chief executive officer of IDT International Limited. In October 2009, Dr. Buttifant rejoined Mission Hills Group (‘MHG’), as a Director — Corporate Finance. Prior to this appointment, he was a consultant to the MHG since December 2008. Prior to joining MHG, he served as a Principal to KLC Kennic Lui & Company (‘KLC’), a professional accounting firm and Managing Director of KLC Transactions Limited. Prior joining KLC, Dr. Buttifant was the Executive Director — Finance of the MHG. In December 2004, he was the managing director of Hsin Chong International Holdings Limited, a controlling shareholder of HCCG (which was acquired by MHG in November 2007) and Synergis (which was acquired by HCCG in September 2008). Dr. Buttifant was also an alternate director to both HCCG and Synergis. Dr. Buttifant was an operating partner of Barings Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited (‘WKH’), from 2001 to 2002 and was the advisor to the board of directors of WKH from 2002 to 2004. Prior to joining WKH, he was the managing director of IDT International Limited for over eight years and had worked for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in the capacity of finance director and managing director. Dr. Buttifant is a fellow member of the Association of Chartered Certified Accountants; the Hong Kong Institute of Certified Public Accountants; the Chartered Management Institute; the Hong Kong Management Association and the Hong Kong Institute of Directors. He has been awarded an honorary doctorate of Business Administration (honoris causa) by Edinburgh Napier University, United Kingdom.

Stephanie Hui has served as a director of our company since October 2004. She is a managing director of Goldman Sachs (Asia) L.L.C. Ms. Hui was with Goldman Sachs & Co. in New York from 1995 to 1997 and Goldman Sachs (Asia) L.L.C. in 1998. Ms. Hui rejoined Goldman Sachs (Asia) L.L.C. in 2000 after obtaining an MBA degree from Harvard Business School in 2000. Ms. Hui received a bachelor’s degree in biology from Harvard University in 1995. Ms. Hui currently serves on the board of directors of Shenzhen Hepalink Pharmaceutical Co., Ltd.

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

B.	Compensation of Directors and Executive Officers

Cash Compensation

In 2012, the aggregate cash compensation to our executive officers, including all the directors, was RMB3.13 million (US$501,919). For options granted to officers and directors, see “— Pre-IPO Share Option Scheme” and “— 2007 Share Incentive Plan.”

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

Our board of directors and shareholders authorized the issuance of up to 8,680,000 ordinary shares upon exercise of options granted under our Pre-IPO Share Option Scheme. On August 30, 2005, we granted options to purchase 1,000,000 ordinary shares to 296 of our staff, including senior management, key employees and other employees, with an exercise price of US$0.075 per share. On March 20, 2006, we granted options to purchase 6,680,000 ordinary shares to 456 of our staff, including senior management, key employees and other employees, with an exercise price of US$0.75 per share. On September 1, 2006, we granted options to purchase 1,000,000 ordinary shares to an executive officer with an exercise price of US$0.75 per share. The Pre-IPO Share Option Scheme terminated after the completion of our initial public offering in November 2007. As of December 31, 2011, all of the ordinary share options granted under the Pre-IPO Share Option Scheme have been vested. The remaining options under the Pre-IPO Share Option Scheme expired on November 10, 2012.

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

The remaining options under the 2007 share incentive plan expired on November 10, 2012.

C.	Board Practices

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Alistair Eric MacCallum Laband and Barry J. Buttifant. Mr. Laband is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that all members of our audit committee are “independent directors” within the meaning of NYSE Manual Section 303A(2) and will meet the criteria for independence set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Alistair Eric MacCallum Laband and Barry J. Buttifant. Our board of directors has determined that each member of the compensation committee is an “independent director” within the meaning of NYSE Manual Section 303A(2). Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. A chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

We had 15,974, 15,189 and 14,500 employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth the number of our employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2012:

	As of December 31, 2012
	Employees	Percentage of Total
Non-pharmacist store staff	9,717	67.0%
Pharmacists	2,866	19.8%
Management	1,205	8.3%
Logistics	712	4.9%

Total	14,500	100%

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

We are required under PRC law to make contributions to our employee benefit plans including pension, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Our contributions are made based on salaries, bonuses and certain allowances of our employees, in amounts within a range specified by the respective local government authorities where we operate our businesses. The total amount of contributions we incurred for these employee benefit plans in 2010, 2011 and 2012 was RMB31.3 million, RMB34.4 million and RMB37.8million(US$6.1 million), respectively.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2013 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned (1)
	Number		%
Directors and Executive Officers:
Simin Zhang (2)	107,000,000		54.2
Barry J. Buttifant	—		—
Alistair Eric MacCallum Laband		*		*
Stephanie Hui (3)	50,000,000		25.3
Fuxiang Zhang	—		—
Zixin Shao	—		—

Principal Shareholders
China Neptunus Drugstore Holding Ltd.	107,000,000		54.2
GS Funds (4)	50,000,000		25.3

*	Beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. Percentage of beneficial ownership of each listed person is based on 197,446,940 ordinary shares outstanding as of March 31, 2013.
(2)	Represents the beneficial ownership of 107,000,000 ordinary shares held by China Neptunus Drugstore Holding Ltd. Simin Zhang is the chairman of the board of directors and owns 100.0% of the equity interest in China Neptunus Drugstore Holding Ltd. China Neptunus Drugstore Holding Ltd. is a BVI company and its address is P.O. Box 3140, Road Town, Tortola, British Virgin Islands.
(3)	Represents 50,000,000 ordinary shares held by the GS Funds. Ms. Stephanie Hui, a managing director of Goldman Sachs (Asia) L.L.C., disclaims beneficial ownership of shares held by the GS Funds except to the extent of her pecuniary interest in these shares.
(4)	Includes a total of 50,000,000 shares owned by (i) GS Capital Partners 2000, L.P., GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., each of which is a limited partnership organized under the laws of the State of Delaware, (ii) GS Capital Partners 2000 Offshore, L.P., a Cayman Islands exempted limited partnership, and (iii) GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, a German KG. Each of the GS Funds has a mailing address of c/o Goldman, Sachs & Co., 85 Broad Street, 10th Floor, New York, NY 10004. Affiliates of The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager of each of the GS Funds, and each of the GS Funds shares voting and investment power with certain of its respective affiliates. Each of the GS Funds is affiliated with or managed by Goldman, Sachs & Co., a wholly owned subsidiary of The Goldman Sachs Group, Inc. Each of The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and Goldman Sachs (Asia) L.L.C. disclaims beneficial ownership of the shares owned by each of the GS Funds, except to the extent of their pecuniary interest therein.

For details of the options granted to our directors and executive officers, including the title and amount of securities covered by the options, the exercise price, the purchase price and the expiration date of the options, see “—B. Compensation of Directors and Executive Officers—2007 Share Incentive Plan.”

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2013, of the 197,446,940 issued and outstanding ordinary shares, 40,446,940 ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary of our ADSs. Approximately 20.5% of our ordinary shares, representing our ordinary shares held by the depositary, were held in the United States.

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

Transactions with Companies in Which a Major Shareholder Had Equity Interests

Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, Neptunus BVI, is the chairman of the board of directors and the controlling person of the Neptunus Group. In 2010, 2011 and 2012, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB121.4 million, RMB105.2 million and RMB92.9 million (US$14.9 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB3.2 million , RMB2.2 million and RMB5.5 million (US$0.9 million), respectively. As of December 31, 2010, we fully utilized prepayments of RMB132.9 million made in April 2008 to the Neptunus Group. These prepayments were made in exchange for an 8% to 10% discount of procurement value on more than 100 types of national branded products procured from several companies under the Neptunus Group, namely Shandong Neptunus Galaxy Medicine Co. Ltd. and Shenzhen Neptunus Changjian Pharmaceutical Co. Ltd. and its affiliates. In 2010, we purchased merchandise totaling RMB38.1 million, from these companies under the Neptunus Group. The payment terms offered by the Neptunus Group for the purchase of merchandise ranged from 60 to 90 days. As of December 31, 2011 and 2012, the amounts due to the Neptunus Group and its affiliates in connection with our purchase of merchandise totaled RMB 18.2 million and RMB18.4 million (US$3.0 million), respectively.

As of December 31, 2011 and 2012, the amounts due from the Neptunus Group and its affiliates totaled RMB2.2 million and RMB7.3 million (US$1.2 million), respectively, related to the sale of merchandise. As of December 31, 2011 and 2012, amounts related to expenses we paid on behalf of the Neptunus Group and its affiliates were RMB0.3 million and RMB1.0 million (US$0.2 million), respectively.

Transactions with an Affiliated Entity of JZJ

We sold merchandise to JZJ Holding (which changed name from Yunnan Jianzhijia Medical Ltd in 2009), a company 100% beneficially owned by a director of JZJ, in 2010 totaling RMB1.6 million. We did not purchase any merchandise from JZJ Holding in 2010, 2011 or 2012.

As of December 31, 2010, RMB1.6 million were due from JZJ Holding in connection with its purchases of merchandise from us and additional RMB0.6 million were due from it in connection with expenses we paid on its behalf. As of December 31, 2011, RMB1.6 million were due from JZJ Holding in connection with its purchases of merchandise from us in 2010 and additional RMB0.6 million were due from it in connection with expenses we paid on its behalf in 2010. As of December 31, 2012, no amount was due from or to JZJ Holding.

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

Loan Agreements

Under applicable PRC law, a company that is not a licensed financial institution is not permitted to extend loans directly to another company in China. As a result, a financial institution, such as a commercial bank, is typically involved in loan arrangements between companies that are not financial institutions by acting as an intermediary, whereby the financial institution receives the funds from the lending company and disburses the funds to the borrowing company. These types of loan arrangements are commonly referred to in China as “entrustment loans.” Through an intermediary bank, Nepstar Pharmaceutical provided interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with loan agreements dated June 13, 2007 in the aggregate principal amounts of RMB10.0 million and RMB26.0 million, respectively. In 2010, Nepstar Pharmaceutical renewed the interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with loan agreements dated June 25, 2010 in the aggregate principal amounts of RMB8.0 million and RMB22.8 million, respectively, and loan agreements dated December 1, 2010 in the aggregate principal amounts of RMB5.9 million and RMB6.3 million, respectively. In 2011, Nepstar Pharmaceutical renewed the interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with the loan agreements dated June 29, 2011 in the aggregate principal amounts of RMB14.1 million and RMB29.3 million, respectively. In 2012, Nepstar Pharmaceutical renewed the interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with the loan agreements dated June 28, 2012 in the aggregate principal amounts of RMB14.1 million and RMB29.3 million, respectively. As consideration for the loans, Nepstar IT Service, Nepstar Management Consulting and their respective shareholders entered into a series of contractual arrangements that allow us to retain, through Nepstar Pharmaceutical, substantially all the economic risks and rewards of the regional Nepstar companies, including Fuzhou Nepstar, and Nepstar E-Commerce, as well as provide us with effective unilateral control over Nepstar IT Service, Nepstar Management Consulting, the regional Nepstar companies, including Fuzhou Nepstar, and Nepstar E-Commerce.

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

Dividend Policy

Our board of directors has complete discretion on whether to pay dividends. On March 3, 2010, our Board of Directors declared a cash dividend of US$0.28 per ADS. The cash dividend was paid on or around May 3, 2010 to shareholders of record as of the close of business on April 2, 2010. On January 18, 2011, our Board of Directors declared a special cash dividend of US$0.30 per ADS. The special dividend was paid on or around February 28, 2011 to shareholders of record as of the close of business on January 31, 2011. On April 27, 2012, our Board of Directors declared a special cash dividend of US$0.60 per ADS. The special dividend was paid on or around May 24, 2012 to shareholders of record as of the close of business on May 7, 2012.

Our ability to pay dividends depends substantially on the payment of dividends to us by our consolidated PRC entities. In particular, each of our consolidated PRC entities may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to applicable PRC laws, rules and regulations, 10% of after-tax profits of each of our consolidated PRC entities are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. As of December 31, 2012, the accumulated balance of our statutory reserve funds totaled RMB99.4 million (US$16.0 million). Our restricted reserves are not distributable as cash dividends. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Furthermore, if any of our subsidiaries and controlled affiliates incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

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

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.” The table below shows, for the periods indicated, the high and low closing prices on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 25, 2013 was US$1.76 per ADS.

	Market Price Per ADS
	High		Low
2008	US$	16.50	US$	2.87
2009		7.60		3.47
2010		7.49		2.55
2011		4.65		1.51
2012		3.21		1.52
Quarterly Highs and Lows
First quarter 2011		4.65		3.52
Second quarter 2011		3.76		2.53
Third quarter 2011		3.05		2.20
Fourth quarter 2011		2.55		1.51
First quarter 2012		2.70		1.67
Second quarter 2012		3.21		2.10
Third quarter 2012		2.31		1.68
Fourth quarter 2012		1.90		1.52
First quarter 2013		1.98		1.55
Monthly Highs and Lows
October 2012		1.90		1.66
November 2012		1.66		1.56
December 2012		1.62		1.52
January 2013		1.84		1.55
February 2013		1.65		1.57
March 2013		1.98		1.59
April 2013 (through April 25)		1.99		1.70

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

People’s Republic of China Taxation

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. The CIT Law was enacted on March 16, 2007 and became effective on January 1, 2008. The implementation regulations under the CIT Law issued by the PRC State Council became effective January 1, 2008. Under the CIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and has revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for certain enterprises, whether foreign-invested or domestic, that were registered on or before March 16, 2007 and received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Some enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 continued to enjoy the lower rate and gradually transitioned to the new tax rate during the five-year period after the effective date of the CIT Law.

The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, generally at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the CIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if all of the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. As a result, although substantially all of our management of PRC companies are currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income.

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

For the purpose of this discussion, “U.S. Holders” refers to any beneficial owner of our ordinary shares or ADSs that is, for U.S. federal income tax purposes:

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

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs represented by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not represented by ADSs, currently meet the readily tradable requirement for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation if we are not a PFIC in the applicable years, as discussed below. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d) (4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Because we may have been a PFIC for our taxable year ended December 31, 2012, non-corporate U.S. Holders may not be eligible for reduced rates of taxation on any dividends for the current taxable year.

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

Passive Foreign Investment Company

Based on the quarterly average valuation of our assets, including goodwill for the taxable year ended on December, 31, 2012, we do not believe that we were a PFIC for our taxable year ended on December 31, 2012, although there can be no certainty in this regard due to the complex nature of the applicable rules. Under the Code, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for any taxable year cannot be determined until after the close of such taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. In addition, although the law in this regard is unclear, we treat the regional Nepstar companies and Nepstar E-Commerce as being owned by us for U.S. federal income tax purposes, not only because we retain control over their management decisions but also because we retain the economic risks and rewards of these entities. If it were determined, however, that we are not the owner of the regional Nepstar companies and Nepstar E-Commerce for U.S. federal income tax purposes, we would be more likely to be treated as a PFIC for any taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You generally will be required to file Internal Revenue Service Form 8621 (or any other form subsequently specified by the U.S. Treasury) if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

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

If you held our ADSs or Ordinary Shares in any taxable year in which we were a PFIC and did not make a timely mark-to-market election, you will generally continue to be treated as owning an interest in a PFIC even if we are no longer a PFIC in the current or a future taxable year unless you make a “deemed sale” election to recognize any gain in your ADSs or ordinary Shares as of the last day of the last taxable year in which we were a PFIC. You are urged to consult your tax advisor concerning the availability and advisability of making a deemed sale election in your particular circumstances.

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

We use the Renminbi as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our subsidiaries is the Renminbi. All of our subsidiaries’ transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiaries existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of comprehensive income. The values of our company’s assets and liabilities are translated into Renminbi using the exchange rate on the balance sheet date. Revenues and expenses of our company are translated at average rates prevailing during the year. Gains and losses resulting from translation of our financial statements from U.S. dollars into Renminbi are recorded in other comprehensive loss within equity. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2012, we had U.S. dollar-denominated bank deposits of US$9.9 million. If there was a further 1.0% appreciation of Renminbi against the U.S. dollar, our cash balance would have been decreased by RMB0.6 million (US$0.1 million), which would have resulted in an increase in the accumulated other comprehensive loss by such amount.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure in foreign exchange risk.

Interest Rate Risk

We have not been, nor do we anticipate being, exposed to material risks due to changes in interest rates. Our risk exposure to changes in interest rates relates primarily to the interest income generated by cash deposited in interest-bearing savings accounts. As of December 31, 2012, we had no interest-bearing bank loan balances. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge any interest risk exposure.

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

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and the New York Stock Exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As set forth in the Deposit Agreement dated November 17, 2007 among us, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of the ADRs, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. In 2012, we received the following reimbursement from the depository:

Category of Reimbursement	Amount (in US$)
Listing fees	26,600.00
Investor relations related expenses	1,949.59
Legal fees	115,005.01
Directors and officers’ insurance fees	133,480.00
Audit fees	179,297.08
Others	20,957.10

Total	477,288.78

The depositary further agreed to waive other ADR program-related expenses amounting to US$255,000 associated with the administration of the ADR program in 2012.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in 2010, 2011 or 2012.

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

In 2012, we used approximately RMB419.4 million (US$67.3 million) from the net proceeds received from our initial public offering for the repurchase of our ordinary shares and dividends payment.

As of December 31, 2012, we had total cash, cash equivalents, bank deposits and restricted cash in the amount of RMB664.4 million (US$106.6 million).

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by KPMG, an independent registered public accounting firm, as stated in their report dated April 26, 2013 appearing herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Nepstar Chain Drugstore Ltd.:

We have audited China Nepstar Chain Drugstore Ltd.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Nepstar Chain Drugstore Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, China Nepstar Chain Drugstore Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated April 26, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 26, 2013

ITEM 16. Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Alistair Laband qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” within the meaning of NYSE Manual Section 303A(2) and meet the criteria for independent set forth in Section 10A(m)(3) of the Exchange Act.

ITEM 16 B. CODE OF ETHICS

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

	For the Year Ended December 31,
	2010	2011	2012
	(in millions of RMB)
Audit Fees	6.5	6.5	5.9
Audit-related Fees	—	—	—
Tax Fees	0.1	0.1	—

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and all other services as described above. During 2012, all services rendered by KPMG were approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 19, 2011, our board of directors approved a share repurchase program, under which we were authorized to repurchase up to US$20.0 million worth of our issued and outstanding ADSs from the open market from time to time and before August 23, 2012. As of December 31, 2012, we have purchased 8,215,142 of our ordinary shares in the form of ADSs for a total purchase price of approximately US$9.6 million. All of the repurchased ordinary shares have been retired. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. The following table sets forth certain information related to purchases made by us of our ADSs under the program:

Period	Total number of ADSs purchased	Average price paid per ADS (1)		Total number of ADSs purchased as part of publicly announced program	Approximate dollar value of ADSs that may yet be purchased under the program
		US$	RMB (2)		US$	RMB (2)
August 2011	152,223	2.4661	15.3724	152,223	19,624,603.97	122,329,968.85
September 2011	362,880	2.5467	15.8748	515,103	18,700,453.39	116,569,276.21
October 2011	321,378	2.2640	14.1126	836,481	17,972,868.04	112,033,872.93
November 2011	276,956	2.4016	14.9703	1,113,437	17,307,741.26	107,887,805.14
December 2011	308,978	1.8822	11.7326	1,422,415	16,726,170.70	104,262,585.06
January 2012	463,056	2.3800	14.8357	1,885,471	15,624,103.17	97,392,847.11
February 2012	280,318	2.5169	15.6890	2,165,789	14,918,564.68	92,994,872.93
March 2012	275,688	2.2905	14.2778	2,441,477	14,287,103.62	89,058,660.42
April 2012	229,813	2.2870	2,671,290	2,671,290	13,761,528.31	85,735,697.52
May 2012	570,721	2.4751	3,242,011	3,242,011	12,348,925.62	76,935,041.51
June 2012	481,005	2.3299	3,723,016	3,732,016	11,228,251.00	69,953,126.56
July 2012	212,528	2.1845	3,935,544	3,935,544	10,763,985.96	67,060,708.93
August 2012	172,027	2.0441	4,107,571	4,107,571	10,412,346.07	64,869,957.25

(1)	The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)	The translations of U.S. dollar amounts into Renminbi amounts have been made at the exchange rate in effect on December 31, 2012, which was US$1.00 to RMB6.2301. See “Part I. — Item 3. Key Information — Selected Financial Data — Exchange Rate Information.”

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

•

The NYSE standards for domestic companies require that the audit committee of the board of directors must have a minimum of three members. As a foreign private issuer, we are not required to comply with such requirement. As of the date of this annual report, our audit committee consists of two members, each of whom satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act, and one such member qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item  18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report together with the report of the independent registered public accounting firm:

•	Consolidated Balance Sheets as of December 31, 2011 and 2012

•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2010, 2011 and 2012

•	Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012

•	Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

2.1	Specimen Certificate for Ordinary Shares of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

2.2	Form of American Depositary Receipt of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

2.3	Form of Deposit Agreement among China Nepstar Chain Drugstore Ltd., the depositary and Owners and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.1	Form of Indemnification Agreement with the directors of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.2.1	Form of Logistics Service and Information Technology Support Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.2.2	Logistics Service and Information Technology Support Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.2.2 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.2.3	Logistics Service and Information Technology Support Agreement dated as of May 28, 2010 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Shenzhen Nepstar E-Commerce Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.2.3 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.3.1	Form of Trade Name License Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.3.2	Trade Name License Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.3.2 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.3.3	Trade Name License Agreement dated as of May 28, 2010 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Shenzhen Nepstar E-Commerce Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.3.3 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.4.1	Form of Supply Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.4.2	Supply Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.4.2 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.4.3	Supply Agreement dated as of May 28, 2010 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Shenzhen Nepstar E-Commerce Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.4.3 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

Exhibit Number	Description of Document

4.5.1	Loan Agreement dated as of June 13, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.7.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.5.2	Loan Agreement dated as of June 13, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.7.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.5.3	Loan Agreement dated as of June 25, 2010 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.3 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.5.4	Loan Agreement dated as of June 25, 2010 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.4 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.5.5	Loan Agreement dated as of December 1, 2010 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.5 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.5.6	Loan Agreement dated as of December 1, 2010 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.6 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.5.7	Loan Agreement dated as of June 29, 2011 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.7 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 24, 2012)

4.5.8	Loan Agreement dated as of June 29, 2011 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.8 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 24, 2012)

4.5.9*	Loan Agreement dated as of June 28, 2012 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation)

4.5.10*	Loan Agreement dated as of June 28, 2012 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation)

4.6.1	Form of Shareholders Agreement dated as of April 28, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd. and Nepstar Information and Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. with respect to each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.8.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.6.2	Commitment Letter dated as of August 21, 2007 from Feng Tu and Shenzhen Nepstar Management Consulting Co., Ltd. to Shenzhen Nepstar Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.8.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.6.3	Commitment Letter dated as of August 21, 2007 from Liping Zhou and Shenzhen Nepstar Information and Technology Co., Ltd. to Shenzhen Nepstar Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.8.3 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.7.1	Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Nepstar Information and Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.9.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.7.2	Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 10.9.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

Exhibit Number	Description of Document

4.8	Lease Agreement dated as of June 11, 2004 between Shenzhen Renbao Investment Real Estate Management Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding office space for the headquarters of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.9	Lease Agreement dated as of October 15, 2004 between Shenzhen Baodazhou Development Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding the national distribution center (Translation) (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.10	Lease Agreement dated as of December 16, 2005 between Shenzhen Baodazhou Development Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding the national distribution center (Translation) (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.11	Trademark License Agreement dated as of April 20, 2000 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Neptunus” (Translation) (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.12	Trademark License Agreement dated as of July 7, 2000 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 499 trademarks (Translation) (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.13	Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Tong’ai Pharmaceutical Manufacturing Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Tong’ai” and “Jindian” (Translation) (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.14	Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Pharmaceutical Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 42 trademarks (Translation) (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.15	Trademark License Agreement dated as of June 28, 2007 between Shenzhen Neptunus Pharmaceutical Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 14 trademarks (Translation) (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.16	Trademark License Agreement dated as of June 28, 2007 between Shenzhen Neptunus Tong’ai Pharmaceutical Management Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Tong’ai” (Translation) (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.17	Supplemental Agreement dated August 18, 2009 to the Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 30, 2010)

4.18	Supplemental Agreement dated May 28, 2010 to the Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2*	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

101. INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed with this annual report on Form 20-F
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

By	/s/ Fuxiang Zhang
	Name:	Fuxiang Zhang
	Title:	Chief Executive Officer

Date: April 26, 2013

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China Nepstar Chain Drugstore Ltd.

We have audited the accompanying consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and its subsidiaries, as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Nepstar Chain Drugstore Ltd. and its subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2012 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Nepstar Chain Drugstore Ltd.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 26, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

April 26, 2013

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2012

(Amounts in thousands, except share data)

	Note	December 31,
		2011	2012	2012
		RMB	RMB	USD
				(Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	3	767,885	371,256	59,591
Short-term bank time deposits	3	43,000	237,100	38,057
Restricted cash	2(e)	—	36,000	5,778
Accounts receivable, net of allowance for doubtful accounts	4	102,937	114,601	18,395
Amounts due from related parties	23	4,649	8,254	1,325
Prepaid expenses, deposits and other current assets	5	122,831	147,252	23,634
Inventories	6	437,058	478,483	76,802
Deferred tax assets	13	2,009	1,704	274

Total current assets		1,480,369	1,394,650	223,856

Property and equipment, net	7	141,817	120,237	19,299
Long-term bank time deposits	3	169,000	20,000	3,210
Rental deposits		39,559	38,236	6,137
Cost method investments		12,638	12,638	2,029
Equity method investment	10	36,703	—	—
Intangible assets, net	9	3,087	2,868	460
Goodwill	8,9	51,819	51,819	8,318
Deferred tax assets	13	3,151	3,056	491
Deposits for acquisition	8	1,000	—	—
Accrued interest income		3,054	507	81

TOTAL ASSETS		1,942,197	1,644,011	263,881

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		352,386	356,095	57,157
Bills payable		—	20,534	3,296
Amounts due to related parties	23	18,169	18,381	2,950
Accrued expenses and other payables	14	118,121	105,503	16,935
Deferred income	15	10,662	14,327	2,300
Income tax payable		28,480	40,967	6,575

Total current liabilities		527,818	555,807	89,213

Deferred income	15	17,078	18,365	2,948
Deferred tax liabilities	13	12,032	7,499	1,204
Other non-current liabilities	13	31,015	36,237	5,816

Total liabilities		587,943	617,908	99,181

Shareholders’ equity:
Share capital – ordinary shares USD0.0001 par value: 360,000,000 shares authorized; 202,783,480 shares issued and outstanding as of December 31, 2011; 360,000,000 shares authorized; 197,446,940 shares issued and outstanding as of December 31, 2012	16	161	158	25

Treasury stock at cost 334,388 shares as of December 31, 2011; Nil as of December 31, 2012	16	(1,736)	—	—
Additional paid-in capital		1,252,232	832,811	133,675
Accumulated other comprehensive loss		(41,133)	(41,688)	(6,691)
Retained earnings	17	144,730	234,822	37,691

Total shareholders’ equity		1,354,254	1,026,103	164,700

Commitments and contingencies	2(w)	—	—	—
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,942,197	1,644,011	263,881

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

		Year ended December 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	USD
					(Note 2(c))

Revenue	19,23	2,356,604	2,491,290	2,549,856	409,280
Cost of goods sold		(1,192,665)	(1,302,653)	(1,369,312)	(219,790)

Gross profit		1,163,939	1,188,637	1,180, 544	189,490
Sales, marketing and other operating expenses		(985,510)	(1,015,165)	(1,011,695)	(162,388)
General and administrative expenses		(128,196)	(120,671)	(115,734)	(18,577)
Impairment losses of property and equipment	7	(3,423)	(14,164)	(7,649)	(1,228)
Other expense	11	(25,540)	—	—	—
Other income	12	—	—	1,480	238

Income from operations		21,270	38,637	46,946	7,535

Interest income		23,923	23,154	16,435	2,638
Interest expense		(1,200)	—	—	—
Dividend income from cost method investments		3,028	3,616	4,528	727
Equity in income of an equity method investee	10	5,808	1,552	1,337	215
Gain on disposal of an equity method investee	10	—	—	68,440	10,985

Income before income tax expense		52,829	66,959	137,686	22,100
Income tax expense	13	(36,321)	(31,026)	(47,594)	(7,639)

Net income attributable to China Nepstar
Chain Drugstore Ltd.		16,508	35,933	90,092	14,461

Earnings per ordinary share:

Basic	22	0.08	0.17	0.45	0.07

Diluted	22	0.08	0.17	0.45	0.07

Other comprehensive income, net of tax:
Foreign currency translation adjustments		(3,708)	430	(555)	(89)

Comprehensive income attributable to China Nepstar Chain Drugstore Ltd.		12,800	36,363	89,537	14,372

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share data)

	Ordinary shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity

	Number of Shares	Par Value Amount
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	209,873,148	166	1,605,762	(38,485)	210,289	1,777,732

Net income	—	—	—	—	16,508	16,508
Other comprehensive loss	—	—	—	(3,078)	—	(3,078)
Repurchase and retirement of ordinary shares (Note 16)	(3,827,082)	(3)	(36,581)	—	—	(36,584)
Issuance of ordinary shares upon exercise of employee share options and ordinary shares granted to directors and an employee (Note 16)	1,739,872	1	10,148	—	—	10,149
Share-based compensation expense (Note 20)	—	—	5,781	—	—	5,781
Dividends (Note 18)	—	—	(83,301)	—	(118,000)	(201,301)

Balance as of December 31, 2010	207,785,938	164	1,501,809	(41,563)	108,797	1,569,207

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

	Ordinary shares		Treasury Stock at Cost	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity

	Number of Shares	Par Value Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	207,785,938	164	—	1,501,809	(41,563)	108,797	1,569,207

Net income	—	—	—	—	—	35,933	35,933
Other comprehensive income	—	—	—	—	430	—	430
Repurchase of ordinary shares (Note 16)	—	—	(45,522)	—	—	—	(45,522)
Retirement of ordinary shares (Note 16)	(5,142,102)	(3)	43,786	(43,783)	—	—	—
Issuance of ordinary shares upon exercise of employee share options (Note 16)	139,644	—	—	554	—	—	554
Share-based compensation expense reversal (Note 20)	—	—	—	(1,195)	—	—	(1,195)
Dividends (Note 18)	—	—	—	(205,172)	—	—	(205,172)
Income from disposal of subsidiary to parent company (Note 23(f))	—	—	—	19	—	—	19

Balance as of December 31, 2011	202,783,480	161	(1,736)	1,252,232	(41,133)	144,730	1,354,254

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

	Ordinary shares		Treasury Stock at Cost	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity

	Number of Shares	Par Value Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012	202,783,480	161	(1,736)	1,252,232	(41,133)	144,730	1,354,254

Net income	—	—	—	—	—	90,092	90,092
Other comprehensive loss	—	—	—	—	(555)	—	(555)
Repurchase of ordinary shares (Note 16)	—	—	(40,899)	—	—	—	(40,899)
Retirement of ordinary shares (Note 16)	(5,704,700)	(3)	42,635	(42,632)	—	—	—
Issuance of ordinary shares upon exercise of employee share options (Note 16)	368,160	—	—	1,683	—	—	1,683
Dividends (Note 18)	—	—	—	(378,472)	—	—	(378,472)

Balance as of December 31, 2012	197,446,940	158	—	832,811	(41,688)	234,822	1,026,103

Balance as of December 31, 2012 (USD)		25	—	133,675	(6,691)	37,691	164,700

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands)

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income	16,508	35,933	90,092	14,461
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expense / (expense reversal)	5,781	(1,195)	—	—
Depreciation and amortization	66,755	58,913	45,135	7,245
Allowance for doubtful accounts	—	—	2,276	365
Loss/(gain) on disposal of property and equipment	3,531	3,605	(268)	(43)
Gain on disposal of an equity method investee	—	—	(68,440)	(10,985)
Equity in income of an equity method investee	(5,808)	(1,552)	(1,337)	(215)
Dividend income from an equity method investee	—	—	13,825	2,219
Deferred income taxes	112	(4,776)	(2,022)	(325)
Inventory write-downs	9,424	9,379	9,072	1,456
Impairment losses of property and equipment	3,423	14,164	7,649	1,228
Changes in operating assets and liabilities:
Accounts receivable	(11,161)	(19,215)	(13,940)	(2,237)
Prepayment for purchase of inventory from related parties	38,102	—	—	—
Amounts due from related parties	(5,052)	7,709	(3,605)	(579)
Prepaid expenses, deposits and other current assets	13,544	4,063	(20,551)	(3,299)
Inventories	(72,914)	(13,173)	(50,497)	(8,105)
Deferred income	17,894	(17,156)	2,841	457
Accounts payable	(21)	38,613	3,709	595
Bills payable	—	—	20,534	3,296
Amounts due to related parties	11,928	(6,292)	212	34
Accrued expenses and other payables	4,718	(7,843)	(11,018)	(1,769)
Income tax payable	13,921	6,975	17,709	2,843

Net cash provided by operating activities	110,685	108,152	41,376	6,642

Cash flows from investing activities:
Release/(placement) of restricted cash	10,000	5,000	(36,000)	(5,778)
Purchase of property and equipment	(56,195)	(28,089)	(35,014)	(5,620)
Proceeds from disposal of property and equipment, and land use right	718	9,717	2,870	461
Proceeds from maturity of held-to-maturity investment securities	400,000	—	—	—
Proceeds from disposal of an equity method investee	—	—	81,480	13,078
Dividend income from an equity method investee	—	—	11,175	1,794
Payment for acquisition	(1,979)	—	—	—
Investment in time deposits with original maturity over three months	(537,000)	(708,000)	(88,100)	(14,141)
Proceeds from maturity of time deposits with original maturity over three months	954,000	1,009,000	43,000	6,902
Effect of deconsolidation of a subsidiary	—	19	—	—
Refund of acquisition deposit	—	—	1,000	161

Net cash provided by/(used in) investing activities	769,544	287,647	(19,589)	(3,143)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of employee share options	10,149	554	1,683	270
Payment for repurchase of ordinary shares	(36,584)	(45,522)	(40,899)	(6,565)
Repayment of short-term bank loans	(470,000)	—	—	—
Dividends paid	(239,932)	(205,172)	(378,472)	(60,749)

Net cash used in financing activities	(736,367)	(250,140)	(417,688)	(67,044)

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands)

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	USD
Effect of foreign currency exchange rates on cash	(3,078)	(4,570)	(728)	(118)

Net increase/(decrease) in cash	140,784	141,089	(396,629)	(63,663)
Cash and cash equivalents at beginning of the year	486,012	626,796	767,885	123,254

Cash and cash equivalents at end of the year	626,796	767,885	371,256	59,591

Supplemental disclosure of cash flow information:
Interest paid	(1,639)	—	—	—

Income taxes paid	(19,642)	(30,141)	(36,144)	(5,802)

Accounts payable for purchase of property and equipment	4,968	4,720	3,664	588

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

(a)	Principal activities

China Nepstar Chain Drugstore Ltd. (the “Company”) and its subsidiaries (collectively with the Company, the “Group”) are principally engaged in the business of operating retail drugstores in the People’s Republic of China (the “PRC”). The Group’s drugstores provide pharmacy services and sell prescription drugs, non-prescription or over-the-counter drugs, nutritional supplements, herbal products, personal and family care products and convenience products such as snack food and beverages. As of December 31, 2012, the Company, through its subsidiaries, was the owner and operator of 2,132 retail drugstores in 73 cities in Guangdong, Jiangsu, Zhejiang, Liaoning, Shandong, Hunan, Fujian, Sichuan, Hubei, Anhui and Jilin provinces and Shanghai, Tianjin and Beijing municipalities of the PRC under the name of “China Nepstar”. All of the Group’s operations and customers are located in the PRC.

The following list contains the particulars of subsidiaries and an equity method investee which principally affect the consolidated results of operations and financial position of the Company.

Name of subsidiary/investee	Principal activities	Percentage of controlling interest as of December 31,
		2010	2011	2012
Shenzhen Nepstar Pharmaceutical Co., Ltd. (“Nepstar Pharmaceutical”)	Procurement of merchandise for the Group	100%	100%	100%
Weifang Nepstar Pharmaceutical Co., Ltd. (“Weifang Nepstar”)	Procurement of merchandise for the Group	100%	100%	100%
Shanghai Nepstar Chain Co., Ltd. (“Shanghai Nepstar”)	Operation of retail drugstores	100%	100%	100%
Guangzhou Nepstar Chain Co., Ltd. (“Guangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%
Ningbo Nepstar Chain Co., Ltd. (“Ningbo Nepstar”)	Operation of retail drugstores	100%	100%	100%
Sichuan Nepstar Chain Co., Ltd. (“Sichuan Nepstar”)	Operation of retail drugstores	100%	100%	100%
Jiangsu Nepstar Chain Co., Ltd. (“Jiangsu Nepstar”)	Operation of retail drugstores	100%	100%	100%
Dalian Nepstar Chain Co., Ltd. (“Dalian Nepstar”)	Operation of retail drugstores	100%	100%	100%
Hangzhou Nepstar Chain Co., Ltd. (“Hangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%
Shandong Minkang Nepstar Chain Co., Ltd. (“Shandong Nepstar”)	Operation of retail drugstores	100%	100%	100%

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION - CONTINUED

(a)	Principal activities - continued

Name of subsidiary/investee	Principal activities	Percentage of controlling interest as of December 31,
		2010	2011	2012
Shenzhen Nepstar Chain Co., Ltd. (“Shenzhen Nepstar”)	Operation of retail drugstores	100%	100%	100%
Qingdao Nepstar Chain Co., Ltd. (“Qingdao Nepstar”)	Operation of retail drugstores	100%	100%	100%
Tianjin Nepstar Chain Co., Ltd. (“Tianjin Nepstar”)	Operation of retail drugstores	100%	100%	100%
Yunnan Jian Zhijia Chain Drugstore Ltd. (“Yunnan Nepstar”)	Operation of retail drugstores (Note 1(a)(i))	40%	40%	—
Fuzhou Nepstar Chain Co., Ltd. (“Fuzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%
Hubei Nepstar Chain Co., Ltd. (“Hubei Nepstar”)	Operation of retail drugstores	100%	100%	100%
Beijing Nepstar Chain Co., Ltd. (“Beijing Nepstar”)	Operation of retail drugstores	100%	100%	100%
Shenyang Nepstar Chain Co., Ltd. (“Shenyang Nepstar”)	Operation of retail drugstores	100%	100%	100%
Shenzhen Nepstar E-commerce Co., Ltd. (“Nepstar E-commerce”)	Online retail sales of merchandise	100%	100%	100%
Zaozhuang Nepstar Chain Co., Ltd. (“Zaozhuang Nepstar”)	Operation of retail drugstores	—	100%	100%
Wenzhou Nepstar Chain Co., Ltd. (“Wenzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%
Hunan Nepstar Health Chain Co., Ltd. (“Hunan Nepstar”)	Operation of retail drugstores	—	100%	100%
Wuhan Nepstar Drugstore Co., Ltd. (“Wuhan Nepstar”)	Operation of retail drugstores	—	—	100%

Note (i)

Yunnan Nepstar was 40% owned by Nepstar Pharmaceutical and 60% owned by Yunnan Jianzhijia Holding Co., Ltd. (“JZJ Holding”), a company 100% beneficially owned by a director of Yunnan Nepstar. On December 28, 2012, the Group completed the sales of its 40% equity ownership in Yunnan Nepstar to JZJ Holding. In accordance with the terms of the agreement entered into by the Group and JZJ Holding in connection with the transaction, JZJ Holding has acquired the Group’s 40% equity ownership in Yunnan Nepstar for a total cash consideration of RMB 81,480. As of December 31, 2012, Yunnan Nepstar is no longer an equity method investee of the Group. See Note 10.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION - CONTINUED

(b)	Significant concentrations and risks

As of December 31, 2011 and 2012, the Group held US dollar denominated bank deposits of USD12,899 and USD9,943 (equivalent to RMB81,186 and RMB61,948) respectively, which were placed with financial institutions in the Hong Kong Special Administrative Region (“HKSAR”) of the PRC. Apart from the bank deposits in HKSAR, all of the Group’s bank deposits are with financial institutions in the mainland of the PRC.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(c)	Foreign currency transactions and translation - continued

For the convenience of the readers, the December 31, 2012 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB6.2301, being the noon buying rate for U.S. dollars in effect on December 30, 2012 for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2012 or at any other date.

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

Restricted cash of RMB36,000 (USD5,778) as of December 31, 2012 represented short-term pledged bank deposits placed with a bank, which were designated as security for bank acceptance bills granted by the financial institution. Upon repayment of respective bank acceptance bills, the restriction will be released by the financial institution. There was no restricted cash balance as of December 31, 2011.

(f)	Held-to-maturity investment securities

Investments in debt securities in which the Group has the intent and ability to hold the securities until maturity are classified as held-to-maturity investment securities. Held-to-maturity investment securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Interest income from the held-to-maturity investment securities is recognized when earned. Premiums and discounts, if any, are amortized or accreted over the life of the related security as an adjustment to interest income using the effective-interest method. There was no held-to-maturity investment security as of December 31, 2011 and 2012.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method for all inventories. The Group carries out physical inventory counts on a quarterly basis at each store and warehouse location and records write-downs to inventories for shrinkage losses and damaged merchandise that are identified during the inventory counts. Write-downs due to shrinkage losses and damaged merchandise for the years ended December 31, 2010, 2011 and 2012 were RMB9,424, RMB9,379 and RMB9,072, respectively, and are included in cost of goods sold.

(i)	Long-lived assets

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation or amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated salvage value. Leasehold improvements are amortized over the shorter of the original lease term or the estimated useful life of the assets. The estimated useful lives of the Group’s property and equipment, other than leasehold improvements, are as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(i)	Long-lived assets - continued

Impairment of long-lived assets

Long-lived assets, including property and equipment and intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Impairment of long-lived assets of RMB3,423, RMB14,164 and RMB7,649 was recognized for the years ended December 31, 2010, 2011 and 2012 respectively (see Note 7).

Goodwill is reviewed for impairment at least annually. In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted ASC 2011-08 in 2012 and did not elect to use the qualitative assessment option.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

The Group performs annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. No impairment of goodwill was recognized for the years ended December 31, 2010, 2011 and 2012.

(j)	Cost and equity method investments

Investments in the stock of an investee where the fair value of the equity security is not readily determinable and the Group does not have the ability to exercise significant influence over the operating and financial policies of the investees are accounted for under the cost method. Under the cost method of accounting, the Group records an investment in the equity of an investee at cost, and recognizes in income the amount of dividends received or receivable that are distributed from net accumulated earnings of the investee since the date of acquisition.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(j)	Cost and equity method investments - continued

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

Sales of investment in an investee is accounted for as gains or losses equal to the difference at the time of sale between selling price and carrying amount of the investment sold.

(k)	Land use right

Land use right represents the cost of the right to use land in the PRC. The land use right is carried at cost and charged to expense on a straight-line basis over a period of the right of 50 years.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The Group recognizes in the consolidated financial statements the impact of a tax position if , based on the technical merits of the position, that position is more likely than not of being sustained upon examination. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of income.

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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(n)	Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs amounted to RMB10,284, RMB9,904 and RMB14,504, for the years ended December 31, 2010, 2011 and 2012, respectively and are included in sales, marketing and other operating expenses in the consolidated statements of income.

(o)	Store opening costs

Expenditures related to the opening of new drugstores, other than expenditures for property and equipment, are expensed when incurred.

(p)	Vendor allowances

Vendor allowances are recorded as a reduction to the carrying value of inventories and subsequently recognized in cost of goods sold when the inventories are sold, unless the allowances are specifically identified as reimbursements for advertising, promotion and other services, in which case the allowances are recognized as a reduction of the related advertising and promotion costs.

For the years ended December 31, 2010, 2011 and 2012, the Company recognized vendor allowances of RMB55,667, RMB76,067 and RMB87,338 in cost of goods sold, and RMB11,952, RMB10,387 and RMB13,131 as a reduction of advertising and promotion costs, respectively.

(q)	Warehouse, buying and distribution costs

Warehouse and buying costs represent primarily rental expenses for warehouses, staff cost and other expenses incurred in warehousing and purchasing activities. Distribution costs represent the costs of transporting the merchandise from warehouses to stores. Warehouse, buying and distribution costs are expensed as incurred and are included in sales, marketing and other operating expenses. Warehouse and buying costs amounted to RMB30,132, RMB36,225 and RMB37,757 and distribution costs amounted to RMB12,730, RMB11,707 and RMB11,208 for the years ended December 31, 2010, 2011 and 2012, respectively.

(r)	Operating leases

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

(s)	Retirement and other postretirement benefits

Contributions to defined contribution retirement plans are charged to the consolidated statements of income as and when the related employee service is provided. The Group does not have any defined benefit retirement plans.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(t)	Share-based payments

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes that cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period.

(u)	Earnings per share

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

(v)	Treasury stock

Treasury stock is recorded at acquisition cost and is presented as a reduction from total equity. On cancellation of treasury stock, any excess of the carrying amount over the par value is charged to additional paid-in capital.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The Group did not have any financial assets and liabilities or nonfinancial liabilities that are measured at fair value on a recurring or nonrecurring basis as of December 31, 2011 and 2012.

The following table presents fair value measurements of assets that are measured at fair value on a nonrecurring basis at December 31, 2012:

Description	Year ended December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
	RMB	RMB	RMB	RMB	RMB

Property and equipment	120,237	—	120,237	—	(7,649)

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(z)	Recently issued accounting standards

In July 2012, the FASB issued ASU 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that an indefinite-lived intangible asset’s fair value is less than its carrying amount before applying the quantitative impairment test. If an entity concludes it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, it need not perform the quantitative impairment test. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company expects that the adoption of ASU 2012-02 in 2013 will not have a material impact on its consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standard is effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company expects that the adoption of ASU 2011-11 in 2013 will not have a material impact on its consolidated financial statement.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

3	CASH, CASH EQUIVALENTS AND BANK DEPOSITS

As of December 31, 2011 and 2012, the amount of cash and cash equivalents and bank deposits by original maturity was as follows:

	December 31,
	2011	2012
	RMB	RMB

Cash and cash equivalents	767,885	371,256

Short-term time deposits with maturity over three months but within one year	43,000	237,100

Long-term time deposits with maturity between one and two years	169,000	20,000

As of December 31, 2011 and 2012, cash and cash equivalents include US Dollar denominated bank deposits of USD12,899 and USD9,943 (equivalent to RMB81,186 and RMB61,948), respectively.

As of December 31, 2012, the interest rate of time deposits range from 3.05% to 4.4% per annum with a weighted average maturity of 7 months. The Group places its cash in financial institutions with sound credit rating.

4	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable consist of the following:

	December 31,
	2011	2012
	RMB	RMB

Accounts receivable due from:
Banks	1,176	770
Social security bureaux	84,185	100,249
Non-retail customers	17,576	14,229

	102,937	115,248
Less: allowance for doubtful accounts	—	(647)

Accounts receivable, net	102,937	114,601

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

4	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS - CONTINUED

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2010, 2011 and 2012.

	December 31,
	2010	2011	2012
	RMB	RMB	RMB

Balance at the beginning of the year	596	156	—
Provision for the year	—	—	2,276
Reversal of bad debt expense	(377)	—	—
Write-off of accounts receivable	(63)	(156)	(1,629)

Balance at the end of the year	156	—	647

Historically, the amount of write-offs of accounts receivable has been immaterial and the Group has been able to collect substantially all amounts due from customers.

5	PREPAID EXPENSES, DEPOSITS AND OTHER CURRENT ASSETS

Prepaid expenses, deposits and other current assets consist of the following:

	December 31,
	2011	2012
	RMB	RMB

Prepaid rental	93,975	91,787
Rental deposits	461	695
Prepayments for purchases of merchandise	2,532	14,486
Advances to employees	2,528	2,021
Deferred tax charge on unrealized profits on inter-company sales	7,200	11,437
Store consumables and supplies	9,724	9,929
Accrued interest income	1,381	10,905
Other prepaid expenses and deposits	5,030	5,992

	122,831	147,252

6	INVENTORIES

Inventories consist of the following:

	December 31,
	2011	2012
	RMB	RMB

Merchandise in stores	283,282	324,947
Merchandise in warehouses	153,776	153,536

	437,058	478,483

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

7	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2011	2012
	RMB	RMB

Store buildings	14,617	14,617
Leasehold improvements	192,902	183,872
Store fixture and equipment	145,511	145,048
Software	33,596	34,933
Motor vehicles	14,827	14,731

	401,453	393,201
Less: Accumulated depreciation and amortization	(259,636)	(272,964)

	141,817	120,237

Total depreciation and amortization expense of property and equipment for the years ended December 31, 2010, 2011 and 2012 was RMB66,440, RMB58,722 and RMB44,916, respectively, of which RMB56,998, RMB48,665 and RMB34,526 was recorded in sales, marketing and other operating expenses and RMB9,442, RMB10,057 and RMB10,390 was recorded in general and administrative expenses. No depreciation and amortization expense was included in cost of goods sold for the years presented because the Company’s business does not involve manufacturing of merchandise and the amount of depreciation and amortization of property and equipment relating to warehousing and transporting the merchandise to store locations is not material.

The Group recognized impairment losses of RMB3,423, RMB14,164 and RMB7,649 for the years ended December 31, 2010, 2011 and 2012 respectively in respect of leasehold improvements and store fixture of certain loss-making drugstores. The Group determined that the carrying amounts of these leasehold improvements and store fixture would not be recoverable through future cash flows. The fair value of the property and equipment was based on the discounted estimated cash flows expected to generated from the use and eventual disposal of these assets.

8	ACQUISITIONS

As of December 31, 2010, acquisition deposits of RMB2,000 related to the amount paid to Shanghai Riye for the proposed acquisition of the remaining two stores. The proposed acquisition of one store from Shanghai Riye was completed in the first quarter of 2011. The proposed acquisition of the other store is not executed according to the terms of acquisition agreement and the related deposit of RMB 1,000 was refunded in full in March 2012.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

8	ACQUISITIONS - CONTINUED

The Group accounted for the Shanghai Riye business combination using the acquisition method of accounting. The purchase price of RMB1,000 was allocated to the identifiable assets acquired and liabilities assumed based on their fair value as of the respective acquisition dates with an amount of RMB730 being recognized as goodwill. Acquisition related costs were expensed as incurred and included in general and administrative expenses in the consolidated statements of income.

The primary purpose of these acquisitions was to gain presence in new geographic areas or increase market share in existing geographic areas so as to gain regional operational synergy in drugstore operations.

9	GOODWILL AND OTHER INTANGIBLE ASSETS

(a) Intangible assets, net

	December 31,
	2011	2012
	RMB	RMB

Amortized intangible assets
Favorable lease contracts
Cost	3,692	3,692
Less: Accumulated amortization	(3,473)	(3,692)

	219	—

Unamortized intangible assets
Operating rights (Note 8)	2,868	2,868

Total intangible assets	3,087	2,868

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

As of December 31, 2011, the Group’s amortized intangible assets represented favorable lease contracts acquired in business combinations. The Group amortizes these favorable lease contracts on a straight-line basis over the remaining lease term ranging from 2 to 6 years from the date of acquisition. As of December 31, 2012, the favorable lease contracts was fully amortized.

Amortization expense for intangible assets was RMB315, RMB191 and RMB219 for the years ended December 31, 2010, 2011 and 2012, respectively and was included in general and administrative expenses.

Operating right represents the legal right acquired in business combination to operate drugstores in certain areas where only one drugstore is permitted to operate according to governmental regulations. Management believes there is no foreseeable limit on the period of time over which the operating right is expected to contribute to the cash flow of the Group. As a result, the operating right is considered to have an indefinite life.

(b) Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012 were as follows:

	December 31,
	2011	2012
	RMB	RMB

Gross goodwill as of January 1	51,089	51,819
Goodwill acquired during the year (Note 8)	730	—

Gross goodwill as of December 31	51,819	51,819
Accumulated impairment losses	—	—

Net goodwill as of December 31	51,819	51,819

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

10	EQUITY METHOD INVESTMENT

The equity method investment represents the 40% equity interest in Yunnan Nepstar, a non-public retail drugstore operating company. As at December 31, 2011, equity method investment of RMB36,703 included investment cost of RMB400, accumulated equity in income of the equity method investee of RMB27,376 and an income of RMB8,927 recognized upon the deconsolidation in 2009. The equity in income of the equity method investee in 2012 was RMB1,337. In 2012, Yunnan Nepstar declared and paid a cash dividend of RMB25,000 to Nepstar Pharmaceutical. For the purposes of the consolidated statement of cash flows, the amount of dividend received in 2012 of RMB11,175 that represents returns of the Company’s investment has been reported as cash flows from investing activities.

The Company’s Board of Director approved the sale of the Group’s 40% equity ownership in Yunnan Nepsatr to JZJ Holding for a total cash consideration of RMB81,480. A gain of RMB68,440 was recognized from disposal of an equity method investee upon completion of the sale. The gain was measured as the difference between cash consideration received and the carry amount of the investment at the time of completion of the sales. The cash consideration of the transaction has been received by the Company on December 28, 2012.

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

12	OTHER INCOME

In December 2012, the Company completed the sales of eight drugstores and related assets of Wenzhou Nepstar to Wenzhou Buyi Pharmacy Co., Ltd. (“Buyi”) for a total cash consideration of RMB2,200. A gain of RMB1,480 was recognized in other income upon completion of the sales. The gain was measured as the difference between cash consideration received and the carry amount of these assets at the time of completion of the sales.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

13	INCOME TAXES

Cayman Islands Tax

Under the current law of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Hong Kong Tax

Although not incorporated in Hong Kong, the Company is considered as a Hong Kong tax resident since it is a company primarily managed and controlled in Hong Kong. The Company is subject to Hong Kong profits tax on income arising in or derived from Hong Kong. No provision for Hong Kong profits tax was made in the consolidated financial statements as the Company derived no taxable income from Hong Kong for the years ended December 31, 2010, 2011 and 2012. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

PRC Corporate Income Tax

Each of the Company’s PRC subsidiaries files stand-alone tax returns and the Group does not file a consolidated tax return.

Effective from January 1, 2008, the Company’s PRC subsidiaries are subject to income tax at the statutory income tax rate of 25% under the Corporate Income Tax Law of the PRC (“CIT”), unless otherwise specified.

The CIT and its relevant regulations provide transitional rates for entities operating in the Shenzhen and Zhuhai Special Economic Zones, which are 22%, 24%, and 25%, for 2010, 2011 and 2012 onwards, respectively. The Company’s PRC subsidiaries and division operating in the Shenzhen and Zhuhai Special Economic Zones are subject to these transitional rates.

Under the CIT and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax. Under the China-HK Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company has determined that it qualifies for the 5% withholding tax rate.

The Group’s income before income tax expense consist of:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

PRC	60,456	67,004	138,755
Non-PRC	(7,627)	(45)	(1,069)

Income before income tax expense	52,829	66,959	137,686

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

13	INCOME TAXES - CONTINUED

Income tax expense in the consolidated statements of income consists of:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Current tax expense	36,209	35,802	49,616
Deferred tax expense/(benefit)	112	(4,776)	(2,022)

Income tax expense	36,321	31,026	47,594

The reconciliation between actual income tax expense and the amount that results by applying the PRC statutory tax rate of 25% for the years ended December 31, 2010, 2011 and 2012, to income before income taxes is as follows:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Computed “expected” tax expense	13,207	16,740	34,422
Effect of tax rate differential	(1,797)	(1,345)	(33)
PRC dividend withholding tax	(1,263)	680	4,598
Non-deductible expenses:
- Disallowed rental expenses	10,010	8,527	14,190
- Penalty imposed by SAFE	5,951	—	—
- Bad debt write-off	—	—	569
- Others	272	430	1,479
Reversal of deferred tax liabilities on equity method investment	—	—	(6,250)
Non-taxable income	(667)	(872)	(1,132)
Effect of deemed interest income	—	624	—
Release of unrecognized tax benefits due to expiration of the statute of limitations	—	(2,421)	(2,785)
Change in valuation allowance	10,608	8,663	2,536

Actual income tax expense	36,321	31,026	47,594

In 2012, dividends of RMB25,000 was received from Yunnan Nepstar, an equity method investee (see Note 10). Consequently, deferred tax liabilities of RMB6,250 arising from the recognition of the equity method investment was reversed.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

13	INCOME TAXES - CONTINUED

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2011 and 2012 are presented below.

	December 31,
	2011	2012
	RMB	RMB

Deferred tax assets:

- Tax loss carryforwards	36,722	34,590
- Inventories	1,487	1,960
- Accrued expenses	501	107
- Accrual for membership reward program	141	788
- Impairment of property and equipment	3,714	2,834
- Others	—	1,745

Total gross deferred tax assets	42,565	42,024
Valuation allowance	(37,405)	(37,264)

Total deferred tax assets	5,160	4,760

Deferred tax liabilities:

- PRC dividend withholding taxes	(2,184)	(6,782)
- Equity method investment	(9,076)	—
- Intangible assets	(772)	(717)

Total deferred tax liabilities	(12,032)	(7,499)

Net deferred tax liabilities	(6,872)	(2,739)

Classification on consolidated balance sheets:

Deferred tax assets:
- Current	2,009	1,704
- Non-current	3,151	3,056

Deferred tax liabilities:
- Non-current	(12,032)	(7,499)

For the years ended December 31, 2010, 2011 and 2012, the change in valuation allowance was an increase of RMB9,941, an increase of RMB5,390 and an decrease of RMB141, respectively. The change in valuation allowance for the year ended December 31, 2012 was primarily due to the net effect of (i) the additional valuation allowance of RMB10,115 recorded against the deferred tax assets of subsidiaries which were at cumulative losses, (ii) the utilization of tax loss carryforwards of which valuation allowance of RMB7,579 was previously provided, and (iii) the derecognition of deferred tax assets and the related valuation allowance of RMB2,677 upon expiration of unutilized tax loss carryforwards.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

13	INCOME TAXES - CONTINUED

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of the deferred tax assets, net of the existing valuation allowance as of December 31, 2011 and 2012. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 2012, the tax loss carryforwards of the Group amounted to RMB138,358, of which RMB38,251, RMB7,248, RMB34,259, RMB26,103 and RMB32,497 will expire, if unused, by end of 2013, 2014, 2015, 2016 and 2017, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits in the PRC for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Balance as at January 1	17,547	25,194	31,015
Additions based on tax positions related to current year	7,647	8,242	8,007
Expiration of the statute of limitations	—	(2,421)	(2,785)

Balance as at December 31	25,194	31,015	36,237

The unrecognized tax benefits as of December 31, 2010, 2011 and 2012 are the potential benefits that, if recognized, would affect the effective tax rate. The unrecognized tax benefits mainly represent rental expenses taken on the tax returns in which the deductibility of such expenses does not meet the more likely than not threshold. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. No interest and penalty expenses were recorded for the years ended December 31, 2010, 2011 and 2012.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (USD15). In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The tax returns of the Company’s PRC subsidiaries for the tax years beginning in 2007 are subject to examination by the relevant tax authorities.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

14	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,
	2011	2012
	RMB	RMB

Accrued payroll and employee benefits	59,778	62,661
Other accrued expenses (Note (a))	19,658	19,380
Payable for purchases of property and equipment	4,720	3,664
Deposits received (Note (b))	2,582	2,315
VAT and other taxes payable	31,383	17,483

	118,121	105,503

Notes:

(a) Amounts represent primarily accrued rental, utilities, advertising and other sundry expenses.

(b) Amounts represent primarily deposits from non-retail customers for purchase of inventory.

15	DEFERRED INCOME

Deferred income consists of the following:

	December 31,
	2011	2012
	RMB	RMB

Deferred revenue arising from Shopper’s Card Program (Note 2(m))	10,662	14,327
Deferred rebate income	17,078	18,365

	27,740	32,692

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

16	ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorizes the Company to issue 360,000,000 shares with a par value of USD0.0001 per share.

For the years ended December 31, 2010, 2011 and 2012, the Company issued 1,559,872, 119,644 and 368,160 ordinary shares, respectively, to employees upon the exercise of vested share options.

On March 2, 2010, the Company granted and issued an aggregate of 150,000 fully vested ordinary shares to its three independent directors. The grant of the shares to the independent directors was made in exchange for their forfeiture of 150,000 options granted in November 2007 (See Note 20). The Company also issued 30,000 and 20,000 ordinary shares, respectively, in the years ended December 31, 2010 and 2011 upon vesting of non-vested ordinary shares granted to an executive officer on March 2, 2010 (see Note 20). The non-vested shares vest in five equal installments on each of the first, second, third, fourth and fifth quarters after the date of grant, which was on March 2, 2010.

On August 13, 2010, the Board of Directors of the Company authorized a share repurchase program (“The 2010 Program”). The 2010 Program allows the Company, from time to time and during a 12-month period starting from August 13, 2010, to purchase up to USD20,000 of its outstanding ordinary shares in the form of ADS from the open market. On August 19, 2011, the Board of Directors of the Company authorized another share repurchase program (“The 2011 Program”). The 2011 Program allows the Company, from time to time and during a 12-month period starting from August 19, 2011, to purchase up to USD20,000 of its outstanding ordinary shares in the form of ADS from the open market. During the years ended December 31, 2010, 2011 and 2012, the Company repurchased 3,827,082, 5,476,490 and 5,370,312 of its ordinary shares for a total purchase price of USD5,371 (equivalent to RMB36,584), USD7,233 (equivalent to RMB45,522), and USD6,565 (equivalent to RMB40,899), respectively. As of December 31, 2010 and 2012, all of the repurchased shares had been retired. As of December 31, 2011, 334,388 of the total 5,476,490 ordinary shares repurchased in 2011 had not been retired and was presented as treasury stock in the consolidated balance sheet.

17	STATUTORY RESERVES

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

For the years ended December 31, 2010, 2011 and 2012, the Company’s PRC subsidiaries made appropriations to the statutory surplus reserve of RMB29,383, RMB23,062 and RMB4,178 respectively. The accumulated balance of the statutory surplus reserve as of December 31, 2011 and 2012 was RMB95,199 and RMB99,377 respectively. No equivalent amounts were appropriated by the Company.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

18	DIVIDEND

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

On April 27, 2012, the Board of Directors of the Company declared a special cash dividend of USD0.3 per ordinary share, totaling USD59,986 (equivalent to RMB378,472 at the exchange rate on April 27, 2012), to the ordinary shareholders on record as of close of business on April 26, 2012. As approved by the Board of Directors of the Company, the entire amount of the special dividends was paid out of additional paid-in capital. The special dividends were fully paid during the year ended December 31, 2012.

19	REVENUE

Revenue by each major product categories is analyzed as follows:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Prescription drugs	503,403	495,352	519,557
Over-the-counter drugs	866,634	911,412	997,997
Nutritional supplements	452,642	450,714	399,397
Herbal products	86,873	99,627	100,419
Other product sales	447,052	534,185	532,486

	2,356,604	2,491,290	2,549,856

Certain pharmaceuticals sold in the PRC, primarily those included in the PRC’s published Medical Insurance Catalogue and those pharmaceuticals whose production or trading are deemed to constitute monopolies by the PRC government, are subject to retail price controls in the form of fixed prices or price ceilings. The fixed prices or the price ceilings of such pharmaceuticals are published by the national and provincial price administration authorities from time to time. The controls over retail prices could have a corresponding effect on Group’s pricing strategy. The prices of pharmaceuticals that are not subject to price controls are determined freely at the Group’s discretion, and in certain cases subject to notification to the provincial pricing authorities. Certain of the Group’s pharmaceutical merchandise are subject to price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price controls, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the years ended December 31, 2010, 2011 and 2012, approximately 31%, 30% and 30% respectively of the Group’s revenue was generated from products that are subject to government pricing controls.

None of the Group’s customers contributed 10% or more of the Group’s revenue for the years ended December 31, 2010, 2011 and 2012.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

20	SHARE-BASED PAYMENTS - CONTINUED

The share-based compensation expense of pre-IPO option scheme is allocated as follows:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Sales, marketing and other operating expenses	18	—	—
General and administrative expenses	51	—	—

Total share-based compensation expense	69	—	—

As of December 31, 2011 and 2012, all of the share options under the Pre-IPO Scheme have been vested and the Company did not have any unrecognized share-based compensation expense related to unvested options issued under the Pre-IPO Scheme.

2007 Share Incentive Plan

On June 30, 2007, the Company’s shareholders adopted the 2007 Share Incentive Plan (the “2007 Plan”). The 2007 Plan authorizes the Company to issue up to 8,680,000 shares of the Company’s ordinary shares in the form of share options, share appreciation rights and other share-based awards to its employees, directors or consultants. Under the 2007 Plan, the exercise price of the option shall not be less than the fair market value of the Company’s ordinary share on the date of grant.

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

On January 5, 2010, the Company granted 800,000 share options with a grant date fair value of approximately USD0.91 per option or USD728 (RMB4,976) in aggregate, to an executive officer. The exercise price of such options is USD3.725 per share. The options vest and become exercisable in four equal annual installments on the first, second, third and fourth anniversaries of the date of grant. The share options shall expire on the tenth anniversary of the date of grant.

On January 5, 2010, the Company granted 200,000 share options with a grant date fair value of approximately USD0.92 per option or USD184 (RMB1,256) in aggregate, to an executive officer. The exercise price of such options is USD3.725 per share. The options vest and become exercisable on the third anniversaries of the date of grant. The share options shall expire on the tenth anniversary of the date of grant.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

20	SHARE-BASED PAYMENTS - CONTINUED

On March 2, 2010, the Company granted an aggregate of 150,000 fully vested ordinary shares with a grant date fair value of USD3.63 per ordinary share or USD545 (RMB3,188) in aggregate, to its three independent directors. The grant of the shares to the independent directors was made in exchange for their forfeiture of 150,000 options granted in November 2007 (“modification”). In connection with the modification, the Company recorded incremental share-based compensation expense resulting from the modification amounting to RMB3,436 in general and administrative expenses for the year ended December 31, 2010.

On March 2, 2010, the Company granted 50,000 non-vested ordinary shares with a grant date fair value of USD3.49 per ordinary share or USD174 (RMB1,191) in aggregate, to an executive officer. The non-vested shares will vest in five equal installments on each of the first, second, third, fourth and fifth quarters after the date of grant.

The fair value of options granted under the 2007 Plan was estimated on the date of the grant using the Binomial option pricing model. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. In addition, the Binomial model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

The fair value of the above share options granted under the 2007 Plan was estimated based on following assumptions at the date of grant:

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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

20	SHARE-BASED PAYMENTS - CONTINUED

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

In connection with the share options and ordinary shares granted under the 2007 Plan during the years ended December 31, 2009 and 2010, the Company recorded share-based compensation expense of RMB5,712 in general and administrative expenses for years ended December 31, 2010. During the year ended December 31, 2010, 600,000 unvested share options granted to an executive officer were forfeited. No share-based compensation expense was recognized in previous years for these unvested share options. During the year ended December 31, 2011, 600,000 unvested share options granted to an executive officer were forfeited. Consequently, the corresponding share-based compensation costs recognized in previous years for the unvested share options were reversed and an amount of RMB1,195 was credited to general and administrative expenses for the year ended December 31, 2011. All share options and ordinary shares granted under 2007 Plan were vested or forfeited before December 31, 2011. No share-based compensation expense was recognized or reversed during the year ended December 31, 2012.

A summary of the Company’s option activities for the years ended December 31, 2010, 2011 and 2012 is presented below:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (USD millions)

Outstanding as of January 1, 2010	2,731,566	USD1.64
Granted	1,000,000	USD3.73
Exercised	(1,559,872)	USD0.95
Forfeited	(681,944)	USD3.13
Cancelled	(150,000)	USD8.10

Outstanding as of December 31, 2010	1,339,750	USD2.51
Exercised	(119,644)	USD0.71
Forfeited	(610,356)	USD3.67

Outstanding as of December 31, 2011	609,750	USD1.71
Exercised	(368,160)	USD0.72
Forfeited	(241,590)	USD3.21

Outstanding as of December 31, 2012	—	—	-—	-—

Exercisable as of December 31, 2012	—	—	—	—

The total intrinsic value of share options exercised during the years ended December 31, 2010, 2011 and 2012 was USD2,458, USD98 and USD122 respectively. The intrinsic value is calculated as the difference between the market value of shares on the date of exercise and the exercise price of the shares.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

20	SHARE-BASED PAYMENTS - CONTINUED

A summary of the status of the Company’s non-vested ordinary shares granted to employees as of December 31, 2012, and changes during the year then ended are presented below:

	Number of shares	Weighted average grant date fair value

Outstanding as of January 1, 2011	20,000	USD3.49
Granted	—	—
Vested	(20,000)	USD3.49

Outstanding as of December 31, 2011 and 2012	—	—

21	PENSION AND OTHER POST RETIREMENT BENEFITS

Pursuant to the relevant PRC regulations, the Company’s PRC subsidiaries are required to make contributions at rates ranging from 10% to 22% of their employees’ salaries and wages to a defined contribution retirement scheme organized by the local social security bureaus. The amount of contributions charged to general and administrative expense and sales, marketing and other operating expenses in the consolidated statements of income was RMB31,321, RMB34,422 and RMB37,824 for the years ended December 31, 2010, 2011 and 2012, respectively.

The Group has no other obligation to make payments in respect of retirement benefits of the employees.

22	EARNINGS PER SHARE

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Numerator:
Net income attributable to China Nepstar Chain Drugstore Ltd. ordinary shareholders	16,508	35,933	90,092

Denominator:
Basic weighted average number of ordinary shares	209,550,935	206,127,305	199,198,962
Dilutive effect of outstanding share options and non-vested shares	855,625	250,377	64,402

Dilutive weighted average number of ordinary shares	210,406,560	206,377,682	199,263,364

Basic earnings per ordinary share	0.08	0.17	0.45

Diluted earnings per ordinary share	0.08	0.17	0.45

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

22	EARNINGS PER SHARE - CONTINUED

In the calculation of diluted earnings per share, the Company excluded 800,000, 200,000 and nil potential ordinary shares issuable upon exercise of employee share options for the year ended December 31, 2010, 2011 and 2012, respectively, as their effect would be anti-dilutive.

23	RELATED PARTY BALANCES AND TRANSACTIONS

For the periods presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Purchases from related parties (Note 23(a))	121,439	105,154	92,906
Sales to related parties (Note 23(b))	4,817	2,207	5,454
Lease of property from a related party (Note 23(d))	1,082	1,082	1,082
Disposal of a subsidiary to a related party (Note 23(f))	—	20,000	—

	December 31,
	2011	2012
	RMB	RMB

Amounts due from related parties (Note 23(c))	4,649	8,254
Amounts due to related parties (Note 23(e))	18,169	18,381

Notes:

(a)	The Group purchased merchandise from Neptunus Group and its affiliates in the normal course of business.

The payment terms offered by the related parties to the Group for purchase of merchandise ranged from 60 to 90 days. For the periods presented, none of the Group’s suppliers accounted for 10% or more of the Group’s purchases of merchandise.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

23	RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

(b)	In the normal course of business, the Group sold merchandise to the following related parties as follows:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

JZJ Holding	1,607	—	—
Neptunus Group and its affiliates	3,210	2,207	5,454

	4,817	2,207	5,454

(c)	The amounts due from related parties represent the following:

	December 31,
	2011	2012
	RMB	RMB

Amount due from Neptunus Group and its affiliates related to:

Sales of merchandise (Note 23(b))	2,207	7,304
Expenses paid on behalf of related parties	287	950

	2,494	8,254

Amount due from JZJ Holding related to:

Sales of merchandise (Note 23(b))	1,607	—
Expenses paid on behalf of related parties	548	—

	2,155	—

Expenses paid on behalf of related parties related to miscellaneous expenses paid by the Group on behalf of Neptunus Group and its affiliates and JZJ Holding respectively.

(d)	The Group rented a property from Neptunus Group under an operating lease arrangement that was entered in November 2008. The monthly rental is approximately RMB90 and the lease agreement will expire in October 2013.

(e)	The balances represent amounts due to Neptunus Group and its affiliates in connection with the purchase of merchandise as described in Note 23(a) above.

(f)	In August 2011, the Group disposed of its 100% equity interest in a subsidiary, Nepstar Industrial Co., Ltd., to Neptunus Group at a total cash consideration of RMB 20 million. The difference between consideration received and the carrying amount of the net assets of the subsidiary amounting to RMB19 was recognised in additional paid-in capital. As Neptunus Group held over 50% of the Company’s equity interests, the transaction is considered a transaction with entity under common control. Nepstar Industrial Co., Ltd. has not conducted any operations since its establishment in 2009. The purpose of the transaction is to simplify corporate structure and the divestment has not adversely affected the Group’s financial position or business operation.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share data)

24	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2012 are as follows. The Group’s leases do not contain any contingent rental payments terms.

Years ended December 31,	Store premises	Warehouses and office premises	Total
	RMB	RMB	RMB

2013	203,347	15,416	218,763
2014	201,445	10,495	211,940
2015	122,596	8,780	131,376
2016	63,586	7,346	70,932
2017	34,037	6,528	40,565
Thereafter	19,368	17,652	37,020

Total	644,379	66,217	710,596

The Group’s rental expenses under operating leases amounted to RMB367,603, RMB375,626 and RMB370,292 for the years ended December 31, 2010, 2011 and 2012, respectively.

25	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of the Group’s financial assets and liabilities, such as cash, bank deposits, long-term bank time deposits, accounts and other receivables, amounts due from/to related parties and accounts and other payables, approximate their fair values because of the nature or the short maturity of these instruments. The fair value of cost method equity investments cannot be reasonably estimated without incurring excessive cost.