Form 20-F
period 2013-12-31
China Nepstar Chain Drugstore Ltd.
filed 2014-04-22
CIK 1414850

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

ANNUAL REPORT ON FORM 20-F

Exhibit 4.5.1

Exhibit 4.5.2

Exhibit 8.1

i

Exhibit 12.1

Exhibit 12.2

Exhibit 13.1

Exhibit 13.2

Exhibit 23.1

Exhibit 101. INS

Exhibit 101. SCH

Exhibit 101. CAL

Exhibit 101. DEF

Exhibit 101. LAB

Exhibit 101. PRE

ii

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“ADRs” is to the American depositary receipts, which evidence our ADSs;

•	“ADSs” is to our American depositary shares, each of which represents two ordinary shares;

•	China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“China Nepstar” is to China Nepstar Chain Drugstore Ltd.;

•	“JZJ” is to Yunnan Jianzhijia Chain Drugstore Ltd., which operates drugstores in Yunnan province under the trade name Jianzhijia. We disposed of our 40% ownership in JZJ on December 28, 2012;

•	“Nepstar E-Commerce” is to Shenzhen Nepstar E-Commerce Co., Ltd., a PRC-incorporated company;

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 and as of December 31, 2012 and 2013.

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

The following selected consolidated statement of comprehensive income data for the years ended December 31, 2011, 2012 and 2013 and selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive income data for the years ended December 31, 2009 and 2010 and selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements included in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Comprehensive Income Data
Revenue	2,217,613	2,356,604	2,491,290	2,549,856	2,699,103	445,860
Gross profit	1,074,215	1,163,939	1,188,637	1,180,544	1,178,307	194,642
Sales, marketing and other operating expenses (1)	(858,072)	(985,510)	(1,015,165)	(1,011,695)	(1,026,798)	(169,615)
General and administrative expenses (2)	(105,652)	(128,196)	(120,671)	(115,734)	(121,542)	(20,077)
Income from operations	110,491	21,270	38,637	46,946	22,983	3,796
Gain on disposal of an equity method investee (3)	—	—	—	68,440	—	—
Net income attributable to China Nepstar Chain Drugstore Ltd.	139,976	16,508	35,933	90,092	11,828	1,954
Earnings per share
Basic	0.67	0.08	0.17	0.45	0.06	0.01
Diluted	0.66	0.08	0.17	0.45	0.06	0.01
Shares used in computation
Basic	208,215,802	209,550,935	206,127,305	199,198,962	197,446,940	197,446,940
Diluted	210,655,820	210,406,560	206,377,682	199,263,363	197,446,940	197,446,940

(1)	Sales, marketing and other operating expenses included share-based compensation expenses of RMB73,000 in 2009, RMB18,000 in 2010, nil in 2011, 2012 and 2013.
(2)	General and administrative expenses included share-based compensation expenses of RMB2.9 million in 2009, RMB5.8 million in 2010, nil in 2012 and nil in 2013. In 2011, 600,000 unvested share options granted to a former executive officer were forfeited. As a result, the corresponding share-based compensation costs recognized in previous year for the unvested share options were reversed and an amount of RMB1.2 million was credited to general and administrative expenses for 2011.
(3)	On December 28, 2012, we disposed of our 40.0% ownership in JZJ which had been accounted for under the equity method.

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash, cash equivalents and other bank deposits	666,012	1,139,796	810,885	608,356	545,586	90,124
Restricted cash	765,000	5,000	—	36,000	37,000	6,112
Held-to-maturity investment securities	400,000	—	—	—	—	—
Inventories	369,775	433,265	437,058	478,483	551,783	91,148
Accounts receivable, net of allowance for doubtful accounts	72,561	83,722	102,937	114,601	131,984	21,802
Prepayments for purchase of merchandise paid to related parties	38,102	—	—	—	—	—
Total current assets	2,469,817	1,805,442	1,480,369	1,394,650	1,442,272	238,246
Property and equipment, net	204,710	192,019	141,817	120,237	123,183	20,348
Long-term bank time deposits	—	—	169,000	20,000	40,256	6,650
Total assets	2,820,576	2,153,109	1,942,197	1,644,011	1,727,115	285,299
Accounts payable	313,794	313,773	352,386	356,095	403,558	66,663
Amounts due to related parties	12,533	24,461	18,169	18,381	29,247	4,831
Total current liabilities	995,202	548,186	527,818	555,807	808,494	133,554
Total non-current liabilities	47,642	35,716	60,125	62,101	73,095	12,074
Total shareholders’ equity	1,777,732	1,569,207	1,354,254	1,026,103	845,526	139,671

Exchange Rate Information

This annual report on Form 20-F contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at the rate of RMB6.0537 to US$1.00, the exchange rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board of the United States as of December 31, 2013. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuations in the exchange rates of the Renminbi may have a material adverse effect on your investment” and “— Governmental control of currency conversion may affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 18, 2014, the exchange rate as published by the Federal Reserve Board of the United States was RMB6.2240 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	RMB per U.S. Dollar Exchange Rate (1)
Period	Period End	Average (2)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2117	6.1707	6.2273	6.1183
April (through April 18)	6.2240	6.2121	6.2240	6.1966

(1)	For all periods the exchange rate refers to the rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board of the United States.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We distribute substantially all of our products to our stores through our national distribution center located near our headquarters in Shenzhen and 16 regional distribution centers located in various regions in China, and we deliver merchandise from these distribution centers to our stores partly using our own vehicles and partly by third party logistics services. Our ability to meet customer demand may be significantly disrupted if we do not successfully operate our distribution centers and efficiently conduct our distribution activities, or if one or more of our distribution centers are destroyed or forced to shut down for any reason, including as the result of a natural disaster. Any disruption in the operation of our distribution centers could result in higher costs or longer lead times associated with distributing our products. In addition, as it is difficult to predict accurate sales volume in our industry, we may be unable to optimize our distribution activities, which may result in excess or insufficient inventory, warehousing, fulfillment or distribution capacity. Furthermore, failure to effectively control damage to products during distribution could decrease our operating margins and reduce our profitability.

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

We began introducing private label products in September 2005, and sales of private label products accounted for 23.5% of our revenue and 31.8% of our gross profit in 2013. These products generally have higher profit margins than our other similar products. We believe that our success in gaining and maintaining broad market acceptance of our private label products depends on many factors, including:

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

Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. The trademark “Neptunus,” or “ ” in Chinese, is owned by Shenzhen Neptunus Group Co., Ltd., or the Neptunus Group, and we have obtained, under a license agreement, the non-exclusive right to use this trademark so long as the trademark is valid. The trademark “Neptunus,” or “Haiwang,” is also used by the Neptunus Group, its subsidiaries and affiliated entities, which are controlled by Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, China Neptunus Drugstore Holding Ltd., or Neptunus BVI. We have also obtained rights to use an aggregate of 522 additional trademarks, including 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use, and 23 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2013, we have developed 2,104 private label products with these licensed trademarks. If the Neptunus Group, any of its subsidiaries or affiliated entities, or any third party uses the trade name “Neptunus,” or trademarks we use to develop our private labels in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2013, we had 2,100 leased properties with an aggregate gross floor area of 323,576 square meters, of which 243,409 square meters were used as drugstores. 225 or approximately 10.7% of these leased properties had defects in their legal titles. Of all of the properties with defects in legal titles, 24,826 square meters were used as drugstores, equivalent to approximately 10.2% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds cannot be obtained from the relevant landlord; and (ii) the identity of the landlord as it appears on the relevant leasing contract does not match the identity of the registered owner as it appears on the property title deeds and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the former type of defects in title was 23,432 square meters, or approximately 9.6% of the total gross floor area of our drugstores, and with the latter type of defects in title was 1,394 square meters, or approximately 0.6 % of the total gross floor area of our drugstores. In the absence of proper title documents, the relevant leasing contracts may not be valid or enforceable. We have been working to cure, or cause to be cured, defects in property titles and the related costs have been immaterial. We do not expect to incur material costs to cure outstanding defects in property titles in the future. Although we believe that failure to cure these defects would not result in the loss of a significant number of these leases, if any of such defects of title for these occupied properties is not cured, we may lose our rights to use some of these properties, and our business and operations may be severely disrupted. In addition, 99,524 square meters, or approximately 30.7 % of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. We do not believe that the failure of registration will affect the validity or performance of these leases. We are making efforts to urge our landlords to cooperate with us to complete the required registrations as tenants alone cannot effect registrations under the applicable PRC regulations. However, if the required registrations are not effected, the relevant government authorities have the right to request both our landlords and us to complete the registrations and we could be subject to fines, the amount of which differs in various regions in China.

We have experienced, and may continue to experience, increasing rental costs as to the lease of our stores.

We have been experiencing increases in rental costs for the leasing of our stores in the past few years. In particular, the average rental expense for existing stores with renewal leases in 2012 and 2013, which were 550 and 585 stores, respectively, increased by approximately 16% and 19%, respectively, upon renewal of the existing leases of such stores. A majority of our leases have a five-year term. We expect rental costs for our stores to continue to increase in the future as China’s economy continues to grow and competition for desirable rental locations intensifies. Increase in rental costs may have a material adverse effect as to our financial condition and results of operations if we are unable to offset such higher costs through higher prices and/or increasing operational efficiency at our existing stores. In addition, higher rental costs may increase the amount of time required before our new stores would achieve profitability and affect our ability to expand our network of stores, which could materially and adversely impact our business and prospects.

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

We are a leading retail drugstore chain in China, with a network of 2,066 directly operated drugstores spanning 77 cities across 14 provinces and direct-controlled municipalities in China as of December 31, 2013. The effective management of our business has resulted in, and may continue to result in, substantial demands on our management, operational and other resources. In particular, the management of our growth will require, among other things:

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

In November 2010, we launched a pilot version of our e-commerce website and in January 2011 launched our official e-commerce website, www.star365.com. However, we did not sell any pharmaceutical products through the website until October 1, 2011. Currently, we sell both pharmaceutical and non-pharmaceutical products mainly through our own website and an e-commerce store we set up with a third-party sales channel website, www.tmall.com. Revenue generated from our online sales increased from RMB22.1 million in 2012 to RMB65.8 million (US$10.9 million) in 2013, primarily due to the opening of our e-commerce store on www.tmall.com. Our ability to generate a profit from online sales from our own website and from any potential revenue-sharing with portal partners or collection of advertising fees remains unproven. Our online business strategy has not been tested over time and we cannot be certain that we will be able to successfully manage or grow our online business. We may incur significant costs as we continue to implement and improve our e-commerce platform. Given the limited operating history of our online business, it may be difficult for you to evaluate its performance and prospects.

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

While e-commerce has existed in China since the 1990s, only recently have certain e-commerce companies in China become profitable. Thus, the long-term viability and prospects of various e-commerce business models, and e-commerce generally, in China remain relatively untested. Our future operating results from our online business will depend on numerous factors affecting the development of e-commerce in China, which may be beyond our control. These factors include:

•	the growth of personal computer, Internet and broadband usage and penetration in China, and the rate of any such growth;

•	the trust and confidence level of consumers in online shopping in China, as well as changes in customer demographics and consumers’ tastes and preferences;

•	the selection, price and popularity of products that we and our competitors offer on websites;

•	the emergence of alternative retail channels or business models that better address the needs of consumers in China;

•	the development of fulfillment, payment and other ancillary services associated with online purchases; and

•	general economic conditions, particularly economic conditions affecting discretionary consumer spending.

A decline in online shopping in general, or failure by us to adapt our website and improve the online shopping experience of our customers in response to trends and consumer needs, may adversely affect our online business prospects.

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

As of December 31, 2013, Simin Zhang, our founder and chairman of our board of directors, through Neptunus BVI, beneficially owned 54.2% of our outstanding share capital. As such, Mr. Zhang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may also cause the price of our ADSs to decline significantly.

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

As of December 31, 2013, our total cash, cash equivalents, bank deposits and restricted cash amounted to RMB622.8 million (US$102.9 million). Based on our current operating plans, we expect our existing resources, including our current cash and cash flows from operations, to be sufficient to fund our anticipated cash needs, including for working capital, repayment to borrowings and capital expenditures for at least the next 12 months. We may, however, need to raise additional funds if our expenditures exceed our current expectations due to changed business conditions or other future developments. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible into or exchangeable for our equity securities would result in additional dilution to you. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that restrict our operational flexibility. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

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

A substantial portion of our pharmaceutical products, primarily those included in the national and provincial medical insurance catalogs or in the national essential drug list, which are collectively referred to in this annual report as Essential Drug and Reimbursement Lists, are subject to price controls in the form of fixed retail prices or retail price ceilings. See “Item 4. Information on the Company — B. Business Overview — Regulation — Price Controls.” In addition, the retail prices of these products are also subject to periodic downward adjustments as PRC government authorities seek to make pharmaceutical products more affordable to the general public. Since May 1998, the relevant PRC government authorities have ordered price reductions of thousands of pharmaceutical products. In 2011, 2012 and 2013, approximately 30.0%, 30.4% and 31.0% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. As of December 31, 2013, the National Development and Reform Commission, or the NDRC, implemented price ceilings on 5,883 types of drugs, mainly commonly-used antibiotics and circulatory system medications, including 2,113 pharmaceutical products carried by our stores. Furthermore, the relevant PRC government authorities may impose ceilings on the gross margin that retailers may earn for products included in the Essential Drug and Reimbursement Lists, which may have a negative impact on our gross margin. On September 1, 2010, the Price Bureau of Guangdong Province implemented guidelines relating to the control of maximum retail prices, maximum wholesale prices, and the maximum spread between the retail and wholesale prices of generic pharmaceutical products subject to government-guided pricing. In November, 2013, the Price Bureau of Yuexiu District in Guangzhou City of Guangdong Province imposed a penalty of RMB5.7 million (US$0.9 million) on us for noncompliance with the foregoing pricing guidelines, of which we settled RMB2.8 million (US$0.5 million) in November 2013 and we settled the remaining penalty amount in April 2014. In addition, effective July 1, 2012, pursuant to the Interim Measures on the Price Control of Drugs, enacted by the NDRC, the selling price in not-for-profit hospitals and other not-for-profit healthcare institutions for any pharmaceutical product that is subject to price control cannot exceed the higher of 25% of the sourcing price or an additional RMB69. Since a substantial number of drugs carried in our stores are also available for distribution through hospitals, such price control may have a material adverse effect on our revenue and profitability.

Our retail operations require a number of permits and licenses in order to carry on their business.

Drugstores in China are required to obtain certain permits and licenses from various PRC government authorities, including good supply practice, or GSP, certification. On January 22, 2013, the Ministry of Health (now China National Health and Family Planning Commission or the “NHFPC”) promulgated a new GSP, or the New GSP, which became effective on June 1, 2013. Compared with the previous GSP, the New GSP raised various standards to obtain certifications thereunder. For example, the New GSP requires drugstores to be equipped with (1) automatic temperature and humidity monitors and cold chain belt lines, as well as (2) remote prescription-review systems and low-temperature storage facilities in some cases, and to be staffed with licensed apothecaries. We have proceeded to renew our GSP certification in our subsidiaries due to the expiry of certifications. In addition to GSP certifications, we are also required to obtain food hygiene certificates for the distribution of non-pharmaceutical products.

We cannot assure you that we have obtained or maintained all required licenses, permits and certifications to carry on our business at all times, and from time to time we may have not been in compliance with all such required licenses, permits and certifications. Moreover, these licenses, permits and certifications are subject to periodic renewal and/or reassessment by the relevant PRC government authorities and the standards of such renewal or reassessment may change from time to time. We intend to apply for the renewal of these licenses, permits and certifications when required by applicable laws and regulations. Any failure by us to obtain and maintain all licenses permits and certifications necessary to carry on our business at any time could have a material adverse effect on our business, financial condition and results of operations. In addition, any inability to renew these licenses, permits and certifications could severely disrupt our business, and prevent us from continuing to carry on our business. Any changes in the standards used by government authorities in considering whether to renew or reassess our business licenses, permits and certifications, as well as any enactment of new regulations that may restrict the conduct of our business, may also decrease our revenue and/or increase our costs and materially reduce our profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or new regulations comes into effect requiring us to obtain any additional licenses, permits or certifications that were previously not required to operate our existing businesses, we cannot assure you that we would successfully obtain such licenses, permits or certifications.

The continued penetration of counterfeit products into the retail market in China, incidents caused by low quality pharmaceutical and nutritional products and the resulting negative media coverage on such incidents may harm consumer confidence in the pharmaceutical and nutritional products we carry in our drugstores, damage our brand and reputation and significantly harm our business and prospects.

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

Ongoing healthcare reforms in the PRC aim to make healthcare more affordable as one of their primary goals. In January 2009, the PRC government approved in principle a healthcare reform plan to address the affordability of healthcare services, the rural healthcare system and healthcare service quality in China. In March 2009, the Chinese government published the healthcare reform plan, which broadly addressed medical insurance coverage, essential medicines, provision of basic healthcare services and reform of public hospitals. The implementation plan also called for additional government spending on healthcare totaling RMB850.0 billion over a three-year period from 2009 to support the reform plan. According to the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), which was issued by the State Council on March 18, 2009, the PRC government is aiming to construct a large number of community clinics in urban areas that will dispense pharmaceutical products at a very low margin, which may result in a decrease in the number of customers visiting our stores. According to the Implementation Plan for the Reform of Medicine and Healthcare as part of the Twelfth Five-Year Plan announced by the State Council on March 14, 2012, the PRC government decided to step up its reform of the pharmaceutical and healthcare sectors. In February 2013, the State Council issued an official guidance setting forth how to improve the management and prescription system of essential drugs and the new operating system of basic healthcare services at grassroots clinics, including measures to (i) monitor the prices of essential drugs and set flat national rates for selected products, and (ii) mandate support for the delivery of essential drugs to rural areas. These reform measures may result in continued downward adjustment as to the pricing of pharmaceutical products listed on the Essential Drug and Reimbursement Lists, the expansion of the pharmaceutical products that are covered by the Essential Drug and Reimbursement Lists or other measures that could adversely affect our business. See “—The retail prices of some of our products are subject to control, including periodic downward adjustment, by PRC government authorities.” We cannot assure you that any reform of the healthcare sector in China would not have a material adverse effect on our business and prospects.

We may be subject to fines and penalties if we fail to comply with the applicable PRC laws, rules and regulations governing sales of medicines under the PRC National Medical Insurance Program.

Eligible participants in the PRC national medical insurance program, mainly consisting of urban residents in China, are entitled to buy medicines using their medical insurance cards in an authorized pharmacy, provided that the medicines they purchase have been included in the Essential Drug and Reimbursement Lists. The pharmacy in turn obtains reimbursement from the relevant government social security bureaus. Moreover, the applicable PRC laws, rules and regulations prohibit pharmacies from selling goods other than pre-approved medicines when purchases are made with medical insurance cards. We have established procedures to prohibit our drugstores from selling unauthorized goods to customers who make purchases with medical insurance cards. However, we cannot assure you that those procedures will be strictly followed by all of our employees in all of our stores. In the past, there have been incidents involving our store staff selling products other than pre-approved medicines to customers who make payment with medical insurance cards, and we have been subject to negative publicity, fines and other administrative penalties. If any of our drugstores or sales personnel is found to have sold products other than pre-approved medicines to customers who make payment with medical insurance cards, we would be subject to fines or other penalties In addition, if we are deemed by the relevant local authorities to have violated such regulations, we may be subject to fines or other penalties. Any of these occurrences could damage our reputation as well as have a material adverse effect on our business, financial condition and results of operations. Furthermore, in the second half of 2011, certain cities in China, such as Chengdu, Ningbo and Dalian, have begun to promulgate local regulations prohibiting sale of non-pharmaceutical products in pharmacies where medical insurance cards are accepted. In 2012 and 2013, some cities adopted such regulations and some cities have begun to promulgate local regulations prohibiting sale of certain non-pharmaceutical products in pharmacies where medical insurance cards are not accepted. Such regulations have had and are expected to continue to have adverse impact to our business in these cities.

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

In addition, foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. Specifically, foreign investors are not allowed to own more than 50.0% of the equity interests in any “value-added telecommunications services” provider, or an entity conducting an Internet content distribution business. We depend on Shenzhen Nepstar to operate our online business and generate revenue from online sales. Because we are a Cayman Islands company and our wholly owned PRC subsidiary Nepstar Pharmaceutical is considered a foreign-invested enterprise, Nepstar Pharmaceutical has entered into contractual arrangements with Nepstar IT Service, Nepstar Management Consulting and their shareholders to retain control over Shenzhen Nepstar. Nepstar IT Service and Nepstar Management Consulting each own 41% and 10% of the equity interest in Shenzhen Nepstar, respectively.

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

If we, Nepstar Pharmaceutical, Nepstar IT Service, Nepstar Management Consulting, Nepstar E-Commerce or the regional Nepstar companies are determined to be in violation of any existing or future PRC laws, rules or regulations or fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC consolidated entities;

•	discontinuing or restricting the operations of our PRC consolidated entities;

•	shutting down our servers or blocking our websites;

•	confiscating illegal income in connection with operating a non-compliant Internet-based business;

•	imposing conditions or requirements with which we or our PRC consolidated entities may not be able to comply;

•	requiring us or our PRC consolidated entities to restructure the relevant ownership structure or operations;

•	restricting or prohibiting our use of the remaining proceeds from our initial public offering to finance our business and operations in China; or

•	imposing fines.

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

We conduct all of our business through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends by our consolidated PRC entities only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. As of December 31, 2013, the accumulated balance of our statutory reserve funds totaled RMB99.4 million (US$16.4 million). Our statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future, some of our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially restrict our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report for our annual report on this Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. On May 24, 2013, PCAOB announced that it had entered into a memorandum of understanding on enforcement cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance that establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to engage in discussions with the CSRC and Ministry of Finance to permit joint inspections in China of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. However, direct PCAOB inspections of independent registered public accounting firms in China are still not permitted by Chinese authorities.

The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

We may be adversely affected by the outcome of the administrative proceedings brought by the Securities Exchange Commission against five accounting firms in China.

The Securities Exchange Commission of the United States, or the SEC, has brought administrative proceedings against five accounting firms in China, alleging that the accounting firms refused to produce audit papers and other documents related to certain China-based companies that were under investigation by the SEC for potential accounting fraud. The independent registered public accounting firm that will issue the audit reports included in this annual report and our future annual reports to be filed with the SEC is one of the five accounting firms named in the SEC’s proceedings. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The accounting firms have the ability to appeal this initial decision to the SEC and the four firms subject to the practice bar have appealed to the SEC. The sanction will not become effective until after the full SEC appeal process is concluded and a final decision is issued by the SEC. The accounting firms can then further appeal the final decision of the SEC through the federal appellate courts. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six-month practice bar in the initial administrative law decision.

If the SEC prevails in the proceedings, our independent registered public accounting firm and the other three accounting firms in China that were named in the proceedings will be barred from practicing before the SEC for six months and hence unable to continue serving as auditors for China-based companies listed in the U.S. If we cannot replace our independent registered public accounting firm with one that is able to continue serving as auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, which may ultimately result in our deregistration by the SEC and delisting from the New York Stock Exchange, or our market capitalization could decline sharply and the value of your investment in our ADSs could be materially and adversely affected.

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

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, annual leave requirements mandate that annual leave ranging from five to fifteen days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. As a result of these regulations designed to enhance labor protection, our labor costs have increased and may further increase.

Furthermore, the provincial authorities in China have from time to time increased the applicable statutory minimum wage. These repeated adjustments have substantially increased our labor costs and we expect to face rising labor costs in the future. In 2013, we incurred an additional RMB6.3 million (US$1.0 million) in labor costs, primarily due to minimum wage adjustments. As a result of repeatedly revised statutory minimum wage levels, we cannot assure you that we will be able to control our labor costs.

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

We are required under PRC law to make contributions to our employee benefit plans including pension, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Our contributions are made based on salaries, bonuses and certain allowances of our employees, in amounts within the range specified by the respective local government authorities where we operate our businesses. The total amount of contributions we incurred for these employee benefit plans in 2011, 2012 and 2013, was RMB34.4 million, RMB37.8 million and RMB39.2 million (US$6.5 million), respectively.

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

In addition, on January 5, 2007, the SAFE promulgated the Implementing Rules of Measures for the Administration of Individual Foreign Exchange, or the Implementation Rules. Under the Implementation Rules, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a qualified PRC agent or the PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options. We and our PRC citizen employees who have been granted share options, or PRC option holders, are subject to the Implementation Rules.

If our PRC resident shareholders and our PRC share option holders fail to comply with these rules and regulations, we or our PRC resident shareholders and share option holders may be subject to fines and legal or administrative sanctions.

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

The PRC Corporate Income Tax Law, or the CIT Law, provides that a maximum income tax rate of 10% is applicable to dividends payable to non-PRC investors that are “non-resident enterprises” which do not have an establishment or place of business in the PRC, or which have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income is derived from the operations of our operating subsidiaries located in the PRC. Therefore, dividends paid to us by our subsidiaries in China are subject to withholding of income tax if we are considered a “non-resident enterprise” under the CIT Law. If under the CIT Law and its implementation regulations any dividends we receive from our subsidiaries are subject to withholding of income tax, it may materially reduce our net income and the amount of dividends, if any, that we may pay to our shareholders and ADS holders.

In addition, under the CIT Law, the Notice of the State Administration of Taxation on Overview of Treaty Dividends Withholding Tax Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on January 1, 2007 in the PRC, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which was issued on October 27, 2009, dividends from our PRC subsidiaries paid to us may be subject to withholding tax at a reduced rate of 5% if we are considered as a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate may be determined under an applicable tax treaty between the PRC and the jurisdiction in which the holder of the relevant PRC subsidiary is tax resident. Although we are a Cayman Islands incorporated company, in 2009 we received from the relevant tax authorities in Hong Kong a certification of resident status and were considered as a Hong Kong tax resident and subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. In February 2014, the Company was denied its Hong Kong tax residency that applied to the year ended December 31, 2013 by the Hong Kong Inland Revenue Department. The Company is therefore now subject to a standard withholding tax rate of 10%, rather than a reduced tax rate of 5% under the tax treaty previously applied by the Company, for dividends to be paid or appropriated from the Company’s PRC subsidiaries. We continue to actively monitor the level of withholding tax in which we may be subject and are continuing to evaluate appropriate organizational changes, if any, to minimize the corresponding tax impact.

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

Under the CIT Law and implementation regulations, PRC income tax at the rate of 10%, or the lower applicable rate if specified in an income tax treaty, is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business in the PRC but the relevant income is not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% PRC income tax rate, or the lower applicable rate if specified in an income tax treaty, if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC income tax. If we are required under the CIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the capital gain derived from the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs could decrease materially.

Fluctuations in the exchange rates of the Renminbi may have a material adverse effect on your investment.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. This change in policy permitted the Renminbi to fluctuate within a narrow and managed band against a basket of foreign currencies. However, on June 19, 2010, the PRC government announced the adoption of measures to allow broader fluctuation of the Renminbi. In addition, the PRC government has allowed international transactions to be settled in Renminbi in 20 provinces, autonomous regions and municipalities in China. In April 2012, the People’s Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%, beginning on April 16, 2012. In 2013, the Renminbi appreciated 2.83% against the U.S. dollar. In March 2014, the people’s Bank of China further expanded the floating range of the trading price of the Renminbi against the U.S. dollar to 2.0%.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Similarly, approval from the SAFE is required where foreign currency, in the form of capital investment, is to be converted into Renminbi, and penalties may be imposed for failure to comply with related requirements, including use of such funds to be within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations, pursuant to Circular 142 promulgated by SAFE on August 29, 2008. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

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

On November 9, 2010, the SAFE promulgated a notice on relevant issues concerning strengthening the administration of foreign exchange business, which requires the authenticity of the settlement of net proceeds from an offshore offering to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, in November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

We closely monitor any update in the relevant PRC laws and regulations with respect to currency conversions, as well as our compliance with such laws and regulations. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The approval of the Chinese Securities Regulatory Commission, or the CSRC, might have been required in connection with our initial public offering, and, if required, we could be subject to sanction, fines and other penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation, which became effective on September 8, 2006, and was amended on June 22, 2009, that purports to require an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC. We’ve been advised by our PRC counsel that:

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

If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our ordinary shares in the public market and other legal restrictions on resale lapse, the trading price of our ADSs could decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Based on the quarterly average valuation of our assets, including goodwill for the taxable year ended on December, 31, 2013, we do not believe that we were a PFIC for our taxable year ended on December 31, 2013, although there can be no certainty in this regard due to the complex nature of the applicable rules. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually after the close of the taxable year. Accordingly, our PFIC status for any taxable year cannot be determined until after the close of such taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. In addition, although the law in this regard is unclear, we treat the regional Nepstar companies and Nepstar E-Commerce as being owned by us for U.S. federal income tax purposes, not only because we retain control over their management decisions but also because we retain the economic risks and rewards of these entities. If it were determined, however, that we are not the owner of the regional Nepstar companies and Nepstar E-Commerce for U.S. federal income tax purposes, we would be more likely to be treated as a PFIC for any taxable year.

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

In December 2009, we formed Nepstar E-Commerce as a subsidiary of Nepstar Pharmaceutical to operate our e-commerce business. On May 20, 2010, Nepstar Pharmaceutical entered into transfer agreements with Nepstar IT Service and Nepstar Management Consulting, respectively, to transfer to each a 50.0% equity interest in Nepstar E-Commerce. In August 2011, we changed the operator of our e-commerce business from Nepstar E-Commerce to Shenzhen Nepstar. As of January 28, 2013, Shenzhen Nepstar obtained all the licenses which are required for the operation of our e-commerce business. We launched a pilot version of our e-commerce website in November 2010. In January 2011, we launched our official e-commerce website, www.star365.com. On October 1, 2011, we began selling over-the-counter drugs through the website.

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

In July 2013, we established Shenzhen Nepstar Group Siping Northeast Co., Ltd. in Siping City, solely owned by Shenzhen Nepstar.

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

In 2011, 2012 and 2013, our capital expenditures totaled RMB32.8 million, RMB35.0 million and RMB47.2 million (US$7.8 million), respectively. In the past, our capital expenditures were used primarily to open drugstores, acquire drugstores through business combinations, set up distribution centers and install and upgrade our integrated information management system. We estimate that our capital expenditures in 2014 will range from approximately RMB50.0 million to RMB80.0 million, which we plan to use for setting up new stores and distribution centers as well as upgrading our information management system.

B.	Business Overview

We are a leading retail drugstore chain in China, with a network of 2,066 directly operated drugstores spanning 77 cities across 14 provinces and direct-controlled municipalities in China as of December 31, 2013. We believe we have succeeded in building a national retail drugstore chain with an extensive footprint in China and we have the leading market position in a number of the most developed cities in China, including Shenzhen, Dalian, Hangzhou, Ningbo, and Guangzhou, in terms of store count.

We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including over-the-counter drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. Unlike most other drugstores and retail drugstore chains in China, we also offer private label products, which we believe distinguishes our company from our key competitors. We launched our first private label products in September 2005 and offered 2,104 private label products as of December 31, 2013. Sales of our private label products accounted for 23.5% of our revenue and 31.8% of our gross profit in 2013.

We also operate an Internet website, www.star365.com, where online shoppers can purchase over-the-counter drugs, nutritional supplements, herbal products, personal care products, reproductive health products and household convenience products, among other products. Online sales accounted for 2.4% of our revenue and 1.1% of gross profit in 2013.

Our Store Network

We are a leading retail drugstore chain in China based on the number of directly operated stores, with a store network comprising 2,066 directly operated stores as of December 31, 2013. We operate all of our stores directly, which we believe is critical in building a strong brand name and offering a more consistent customer experience across our store network. Moreover, we believe direct operation of our drugstores is very important to our success in the retail drugstore chain business in China, given the highly fragmented market, the relatively small size of other retail drugstore chains and their short operating histories. Through a decade of direct operating experience, we have developed standards among various aspects of drugstore operations in order to provide a high quality of services in all of our stores. Direct operation also enables us to better select store locations that meet the consumer traffic requirements, target new neighborhoods and allows us to leverage our existing distribution centers. In addition, our direct operation business model allows us to operate a relatively centralized and streamlined organizational structure, which enables us to expedite decision making and thus deploy our financial, operational and management resources more effectively. Furthermore, our business model also allows us to address local demand for specific products and services more accurately, to control our corporate overhead expenses and to provide uniform and high-quality training for our employees.

We carefully select our store sites to maximize consumer traffic, store visibility and convenience for our customers. Substantially all of our stores are located in well-established urban residential communities in 77 cities in China, where living standards and consumer purchasing power are generally higher than in rural areas. The following table sets forth the number of stores we owned and operated as of the dates indicated in the following top ten cities that we operated in as of December 31, 2013:

	As of December 31,
City	2011	2012	2013
Shenzhen	387	344	329
Dalian	196	197	203
Hangzhou	173	158	145
Ningbo	170	141	126
Guangzhou	145	132	120
Qingdao	119	104	93
Weifang	89	82	84
Suzhou	91	78	82
Chengdu	85	77	79
Tianjin	108	78	74
Others	832	741	731

Total	2,395	2,132	2,066

The following table provides a history of our store openings and acquisitions as of the dates indicated:

	As of December 31,
	2011	2012	2013
Number of stores at the beginning of the period	2,547	2,395	2,132

Acquired stores during the period	1	—	—
Stores closed/disposed of during the period	228	319	188
New stores opened during the period	75	56	122

Number of stores at the end of the period	2,395	2,132	2,066

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

Product Offerings

Our merchandise can be broadly classified into the following categories:

Prescription Drugs. We offer approximately 2,883 prescription drugs. We accept prescriptions only from licensed health care providers and do not prescribe medications or otherwise practice medicine. Our in-store pharmacists verify the validity, accuracy and completeness of all prescription drug orders. We request that all prescription drug customers provide us with information regarding drug allergies, current medical conditions and current medications. Our in-store pharmacists also perform a drug utilization review in which they cross-check every prescription against the customer’s submitted information for drug, disease and allergy interactions. Sales of prescription drugs accounted for 22.3% of our revenue in 2013.

Over-the-Counter Drugs. We offer approximately 2,996 over-the-counter drugs, including western medicines and traditional Chinese medicines, for the treatment of common diseases. Sales of over-the-counter drugs accounted for 39.2% of our revenue in 2013.

Nutritional Supplements. We offer approximately 523 nutritional supplements, including a variety of healthcare supplements, vitamins, minerals and dietary products. Nutritional supplements normally generate higher gross margins than prescription and over-the-counter drugs. Sales of nutritional supplements accounted for 14.5% of our revenue in 2013.

Herbal Products. We offer various types of drinkable herbal remedies and packages of assorted herbs for making soup, which are used by consumers as health supplements. Herbal products typically have higher gross margins than prescription and over-the-counter drugs. Sales of herbal products accounted for 4.1% of our revenue in 2013.

Other Products. Our other products include personal care products such as skin care, hair care and beauty products, family care products such as portable medical devices for family use, birth control and early pregnancy test products, and convenience products, including soft drinks, packaged snacks, cleaning agents and stationery. Our other products also include seasonal and promotional items tailored to local consumer demand for convenience and quality. In May 2010, we began to further expand our product offerings by introducing general merchandise and consumables, primarily in the following categories: convenience foods, produce, household cleaning and laundry products, and mother and baby products. We believe that offering these products and consumables increases the amount that customers spend per visit by meeting growing demand for one-stop shopping convenience, and helps mitigate the negative impact of ongoing healthcare reform and government policies, which have caused price reductions to pharmaceutical products on the national Essential Drug and Reimbursement Lists. Sales of other products accounted for 19.9% of our revenue in 2013.

Private Label Products

We launched our first private label product in September 2005, and since then our private label portfolio has increased to 2,104 products marketed under 160 private labels, covering all categories of products we offer. In 2013, private label products accounted for approximately 23.5% of our revenue and 31.8% of our gross profit. We believe private label branding gives us more freedom and flexibility in pricing and more control over product attributes and quality.

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

As part of our marketing efforts and in order to build customer loyalty, we launched our “Loyal Customer” program in 1999. As of December 31, 2013, this program had more than 12.3 million members, approximately 4.9 million of whom were active members, which are defined as customers who make purchases from our stores at least once a year and whose contact information is available in our database. We also award VIP memberships to those member customers who make purchases of at least RMB2,000 from our stores annually. As of December 31, 2013, the number of our VIP members accounted for approximately 1.4% of our total members. Under the loyalty points collection program we implemented in 2011, our member customers are entitled to receive free healthcare circulars published by our stores and gain one loyalty point for every RMB10.0 spent on our products and our VIP members are entitled to receive additional two loyalty points for every RMB10.0 spent on our products. Loyalty points may be used as discounts for future purchase and also to exchange for gifts. At the end of calendar year, except for the loyalty points earned by our VIP members, unutilized loyalty points are forfeited or carried forward for a very short period. For our VIP members, the unutilized loyalty points (excluding Dalian Nepstar Chain Co., Ltd.) can be carried forward through the end of the next year.

We maintain a database of our loyalty scheme membership, including customer profiles and purchasing records, which help us to tailor our promotional programs to meet our customers’ specific needs. On average, members of our loyalty scheme spend approximately 2.3 times more per sales transaction than non-member customers, and our member customers purchase more frequently from our stores than non-member customers. Sales to our member customers accounted for 74.6% of our revenue in 2013.

The following table sets forth the approximate number of our loyalty scheme members as of the dates indicated:

	As of December 31,
	2011 (1)	2012		2013
	(In thousands)
Members	9,197	10,261		12,285
Active members	4,748	4,376	(2)	4,891

(1)	In 2011, we terminated the memberships of approximately 7.5 million inactive members in our loyalty scheme membership database.
(2)	The decrease in active members was primarily due to the closure of 319 stores in 2012.

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

Customers

During 2013, our stores served an average of approximately 77 customers per day per store. Our typical customers are urban residents in major Chinese cities. We periodically conduct qualitative customer surveys in cities in which we operate more than 100 drugstores, helping us to build a stronger understanding of our market position and our customers’ purchasing habits. In addition, we sell prescription and over-the-counter drugs to non-retail customers who choose to purchase from us rather than from manufacturers and distributors of pharmaceutical products directly, as these non-retail customers believe they can leverage the economies of scale realized by our greater purchasing power and obtain better pricing terms from us than directly purchasing the same products from the manufacturers and distributors. Sales to these non-retail customers accounted for less than 1.0% of our revenue in each of 2011, 2012 and 2013.

Our sales to retail customers are paid in cash or by debit or credit cards, or by medical insurance cards under the national medical insurance program. We obtain payments from the relevant government social security bureaus, for sales made to eligible participants in the national medical insurance program every one to three months. See “— Regulation — Reimbursement under the National Medical Insurance Program.” As of December 31, 2013, 1,050, or 50.8% of our stores are designated stores under the PRC national medical insurance program.

Procurement

We currently source our merchandise from 1,467 suppliers, including 599 manufacturers and 868 wholesalers. In 2013, 67.1% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 6.8% of our total purchases in 2013. The transaction value of purchases from our largest five suppliers accounted for 21.1% of our total purchases in 2013. We believe that competitive sources are readily available for substantially all of the merchandise we carry in our stores, and our strategy is to consolidate our procurement through centralized purchasing from fewer suppliers.

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

Distribution

Our stores are supported by our national distribution center located near our headquarters in Shenzhen and 16 regional distribution centers serving our drugstores located in 77 cities across China.

Our suppliers normally deliver merchandise to our regional distribution centers, but we arrange for the transportation of merchandise to our national distribution center if a particular supplier cannot deliver regionally, and in these cases we levy a fee on the supplier for reimbursement of the transportation costs we incur. Merchandise is delivered from our national distribution center to the regional distribution centers which in turn serve our stores in the region, partly using our own vehicles and partly using third party logistics services. At each distribution center, we maintain a small fleet of trucks to deliver products to our stores and we replenish merchandise for each of our stores twice every week.

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

Quality Control

We have selected 427 manufacturers as suppliers of our private label products after reviewing product selection, quality and manufacturing, packaging, transportation and storage capabilities as well as cost competitiveness. We had selected these vendors out of a large number of manufacturers after reviewing these manufacturers’ GMP compliance status and their product quality, manufacturing facilities and technology, packaging, transportation and storage capabilities as well as the cost competitiveness of their products.

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

Insurance

We maintain property insurance policies covering our distribution centers, stores and vehicles for losses due to fire, flood and a wide range of other disasters. In 2013, our total insurance coverage totaled approximately RMB677.5 million (US$110.3 million) and we paid approximately RMB0.4 million (US$0.1 million) in insurance premiums for the coverage. In addition, like other similar companies in China, we do not carry product liability insurance, and we do not have any business interruption insurance due to the limited coverage of any business interruption insurance in China. We consider our current insurance coverage to be adequate. However, successful product liability and personal injury claims and uninsured damages to any of our distribution centers and our stores could have a material adverse effect on our financial condition and results of operations.

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

Essential Drugs and Reimbursement Lists

On April 18, 2009, the Ministry of Health (now NHFPC) and other eight PRC ministries and commissions issued the Provisional Administrative Measures of the National List of Essential Drugs, stipulating the criteria and procedures to determine the items included in the Essential Drugs and Reimbursement Lists. In principle, the Essential Drugs and Reimbursement Lists are subject to review every three years. The latest list (2012 Version) was published on March 13, 2013 and came into effect on May 1, 2013.

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

•

Administrative Measure for the Security Protection of International Connections to Computer Information Network promulgated by the Ministry of Public Security on December 16, 1997 and amended on January 8, 2011;

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

Good Supply Practice Standards

GSP standards regulate wholesale and retail pharmaceutical product distributors to ensure the quality of distribution of pharmaceutical products in China. On January 22, 2013, the Ministry of Health (now NHFPC) promulgated the New GSP, which became effective on June 1, 2013. The New GSP strengthens the previous GSP’s requirements for pharmaceutical product distributors to implement strict controls on the distribution of medicine products, including standards regarding staff qualifications, distribution premises, warehouses, inspection equipment and facilities, management and quality control. The GSP certificate is usually valid for five years.

Pursuant to the Circular on Implementation of the New GSP Rules issued by SFDA on June 24, 2013, where a GSP certificate expired on and before December 31, 2013 but the wholesaler or retailer holding such certificate didn’t meet the New GSP’s requirements, the term of the certificate can be extended to June 30, 2014 provided that the wholesaler or retailer made an application for extension. We have proceeded to renew our GSP certification in our subsidiaries due to the expiry of certifications.

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

Advertisement of Pharmaceutical Products

In order to prevent misleading advertising of pharmaceutical products, the Ministry of Health (now NHFPC), the SAIC and the SFDA jointly promulgated the Standards for Examination and Publication of Advertisements of Pharmaceutical Products and Rules for Examination of Advertisement of Pharmaceutical Products in March 2007. Under these regulations, the advertising of certain pharmaceutical products is prohibited, and the advertising of prescription pharmaceutical products may only be made in authorized medical magazines. In addition, an approval must be obtained from the provincial level of the food and drug administration before a pharmaceutical product may be advertised. Such approval, once obtained, is valid for one year.

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

The Tort Law of the PRC was promulgated in December 2009, which stipulates that if damages to consumers are caused by defective products as a result of the fault of a third party such as a transportation carrier or a warehouse, the producers and the sellers of the products have the right to recover their respective losses from such third party. If defective products are identified after they have been put into distribution, the producers or the sellers are required to take remedial measures in a timely manner, such as issuance of warming, recall of products, etc., or otherwise will be subject to liabilities. If the products are produced and sold with known defects, causing deaths or severe damage to the health of others, the consumers suffering from damages have the right to claim punitive damages in addition to compensatory damages.

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

Since May 1998, the relevant PRC government authorities have ordered price reductions of thousands of pharmaceutical products. In 2011, 2012 and 2013, approximately 30.0%, 30.4% and 31.0% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. Any future price controls or government mandated price reductions may have a material adverse effect on our financial condition and results of operations, including significantly reducing our revenue and profitability. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Industry — The retail prices of some of our products are subject to control, including period downward adjustment, by PRC government authorities.”

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

On October 20, 2010, the Ministry of Health (now NHFPC) published Administrative Measures for National Food Safety Standards to promote and supervise the formulation of national standards for food safety in China. Since then, various national food safety standards have been proposed, including General Rules for Prepackaged Food Labels, which took effect on April 20, 2012. These rules apply to all prepackaged food products sold in China and set forth standards and specifications for the labeling of prepackaged food, which would help consumers better understand relevant nutritional and safety information.

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

The amount of compensation is calculated according to either the gains acquired by the infringer from the infringement, or the losses suffered by the trademark owner, including expenses incurred by the trademark owner to claim and litigate such infringement. If it is difficult to determine the gains acquired by the infringer from the infringement, or the losses suffered by the trademark owner, the court may elect to award compensation of not exceeding RMB500,000 according to the currently effective PRC Trademark Law, and compensation of not exceeding RMB3 million according to the newly promulgated Third Amendment to PRC Trademark Law to be effective on May 1, 2014.

If the trademark infringement is so serious as to constitute a crime, the trademark owner may file a complaint with the police and the infringer would be subject to investigation for criminal liability in accordance with PRC law.

Dividend Distribution

The principal laws, rules and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), as amended in October 2005 and December 2013, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our consolidated PRC entities, including wholly foreign-owned enterprises, or WFOEs, and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities, including WFOEs and domestic companies, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the accumulated amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends. As of December 31, 2013, the accumulated balance of our statutory reserve funds totaled RMB99.4 million (US$16.4 million).

Tax

See “Item 10. Additional Information — E. Taxation.”

C.	Organizational Structure

China Nepstar
Outside China
Inside China
100%
100%
100%
100%
Nepstar Electronic
Nepstar Commerce
Nepstar Jinfu Logistics
Nepstar Wisconsin Trading
35%
65%
Nepstar Pharmaceutical*
100%
Weifang Nepstar (1)*
Feng Tu
Liping Zhou
100%
100%
Nepstar Management Consulting
Nepstar IT Service
41%
10%
49%
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

(1)	Weifang Nepstar provides merchandise procurement services to the regional Nepstar companies.

(2)	Shenzhen Nepstar Chain Co., Ltd. owns 100% of the equity interest in each of the following subsidiaries: Hubei Nepstar Pharmaceutical Co., Ltd.; Beijing Shuangjing Nepstar Chain Co., Ltd.; Beijing Hongda Nepstar Chain Co., Ltd.; Beijing Tongda Nepstar Chain Co., Ltd.; Beijing Xingda Nepstar Chain Co., Ltd.; Beijing Nepstar Chain Co., Ltd.; Beijing Xiang Yun Kang Pharmacy Co., Ltd.; Beijing Xiang Yun Kang Flower Dispensary Co., Ltd.; Beijing Xiang Yun Kang Guangqumen Pharmacy Co., Ltd.; Zaozhuang Nepstar Chain Co., Ltd.; Wuhan Nepstar Drugstore Co., Ltd.; and Shenzhen Nepstar Group Siping Northeast Co., Ltd.
*	Significant subsidiaries

D.	Property and Equipment

Our corporate headquarters are located in Shenzhen, where we lease an aggregate of 1,413 square meters of office space. As of the date of this annual report, we operated one national distribution center located near our headquarter and 16 regional distribution centers with a combined total of approximately 63,836 square meters of space.

Substantially all of our store space is leased from third parties. Our leases in respect of those properties generally have a five-year term. As of December 31, 2013, 904 leases (covering an aggregate gross floor area of approximately 98,036 square meters, equivalent to approximately 30.3% of the total gross floor area of properties we occupied) will terminate within two years. We must negotiate with the landlords for an extension of the old leases or enter into new leases upon their termination, and our landlords may request a rent increase. Under applicable PRC law, we have priority over other potential lessees with respect to the leased store space on the same terms. Our community stores are normally relatively small in size and the facilities inside the store are easily movable. As a result, we do not expect our drugstore operations to be materially and adversely affected by any failure to renew or enter into new leases.

As of December 31, 2013, we had 2,100 leased properties with an aggregate gross floor area of 323,576 square meters, of which 243,409 square meters were used as drugstores. 225 or approximately 10.7% of these leased properties had defects in their legal titles. Of all of the properties with defects in legal titles, 24,826 square meters were used as drugstores, equivalent to approximately 10.2 % of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds cannot be obtained from the relevant landlord; and (ii) the identity of the landlord as it appears on the relevant leasing contract does not match the identity of the registered owner as it appears on the property title deeds and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the former type of defects in title was 23,432 square meters, or approximately 9.6 % of the total gross floor area of our drugstores, and with the latter type of defects in title was 1,394 square meters, or approximately 0.6 % of the total gross floor area of our drugstores. In addition, 99,524 square meters, or approximately 30.8 % of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We do not possess clear leasehold titles or written agreements providing for usage rights in respect of some of our occupied properties.”

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

Overview

Since our inception in 1995, we have expanded our operations through organic growth and selective acquisitions of drugstores in China. In 2009, we acquired a total of seven stores, consisting of five stores in Beijing from Beijing Zeruntang Medical Ltd. and two stores in Shanghai from Shanghai Riye Chain Co., Ltd. In 2010, we acquired three other stores from Shanghai Riye Chain Co., Ltd., six stores from Beijing Xiang Yun Kang Drugstore and eight stores from Wenzhou Ren Ren Hao Chain Drugstore Co., Ltd. In 2011, we completed the acquisition of another store from Shanghai Riye Chain Co., Ltd. We accounted for these acquisitions using the acquisition method of accounting under FASB ASC Topic 805, Business Combinations. See note 8 to our audited consolidated financial statements included in this annual report. In 2012, we disposed the eight stores we acquired from Wenzhou Ren Ren Hao Chain Drugstore Co., Ltd. We also close stores that do not perform well. We closed 188 stores and opened 122 new stores in 2013. As of December 31, 2013, we had a total of 2,066 directly operated drugstores.

We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Dalian, Hangzhou, Ningbo and Suzhou, in terms of store count. Our total revenue was RMB2,491.3 million, RMB2,549.9 million and RMB2,699.1 million (US$445.9 million) and our net income was RMB35.9 million, RMB90.1 million and RMB11.8 million (US$2.0 million) in 2011, 2012 and 2013, respectively. Apart from the effect of the disposal of our 40% equity interest in JZJ and the subsequent recognition of a one-off gain of RMB68.4 million in 2012, the decrease in the net income in 2013 from 2012 was additionally due to lower gross profit margin by more sales promotion initiatives conducted to increase our market share, higher effective tax rate in 2013 and the penalty charge of RMB5.7 million imposed by the Price Bureau of Yuexiu District in Guangzhou City of Guangdong Province for noncompliance with the pricing guidelines.

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

In August 2009, the Ministry of Health (now NHFPC) established the Essential Drug List, which contains 205 types of chemical drugs and 102 types of traditional Chinese medicines. In October 2009, the NDRC implemented price ceilings on 2,349 pharmaceutical products, including drugs or medicines on the Essential Drug and Reimbursement Lists, which included 1,728 pharmaceutical products carried by our stores. Due in part to the implementation of these price ceilings, our gross margins experienced downward pressure in 2010 as compared to 2009 and continued to experience downward pressure in 2011. In March 2013, NHFPC updated the Essential Drug List, which contains 317 types of chemical drugs and 203 types of traditional Chinese herbal medicines. As of December 31, 2013, 2,113 pharmaceutical products carried by our stores were on the List. If more pharmaceutical products carried by our stores become subject to price ceilings or if any reductions in existing price ceilings are implemented, our gross margins could be further reduced and our net income and profitability could be materially reduced. In addition, NDRC published an Interim Measures on the Price Control of Drugs (Opinion Solicitation Draft) in February 2012, which proposed that the selling price premium at not-for-profit hospitals and other not-for-profit healthcare institutions of any pharmaceutical product that is subject to price control cannot exceed the higher of 25% of the sourcing price or RMB69. Since a substantial number of drugs carried in our stores are also available for distribution through hospitals, such price control may have a material adverse effect on our revenue and profitability if such price control goes into effective.

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

	Year Ended December 31,
	2011	2012	2013
Number of stores at the beginning of the year	2,547	2,395	2,132
Number of stores at the end of the year	2,395	2,132	2,066

During 2013, our stores served an average of approximately 77 customers per day per store. Our customer visits in 2013 increased as compared with 67 customers per day per store in 2012, primarily because of the expansion of our products offerings into non-pharmaceutical categories, the closure of underperforming stores and more intensive sales promotion initiatives in 2013.

We believe that store location is an important factor driving our store sales. Our goal is to establish stores in clusters in well-developed cities in China. Within each major city, we aim to locate our stores in well-established residential communities. In 2013, in order to manage our stores more effectively and to improve the overall quality of store sales performance, we closed 188 stores, most of which were performing below our expectations. The number of closed stores in 2013 decreased from 319 in 2012 and 228 in 2011, due to an improvement in the sales performance of our stores. We also sped up the pace of new store openings, adding 122 new stores in 2013 as compared to 56 new stores in 2012 and 75 new stores in 2011, as a result of the improvement in the sales performance of our stores generally, despite that new stores may incur high initial costs.

For our drugstores that had been opened prior to December 31, 2011, the average daily revenue per store increased from RMB3,167 in 2012 to RMB3,492 in 2013. The increase was mainly due to our effort in closing poorly performing stores, expanding product offerings into non-pharmaceutical categories, as well as streamlining our store operations.

	2012		2013
	Number of drugstores as of year end	Daily Average Revenue per Store	Number of drugstores as of year end	Daily Average Revenue per Store
Opened prior to December 31, 2010	2,009	3,085	1,829	3,533
Opened in 2011	68	1,760	64	2,240
Opened prior to December 31, 2011	2,077	3,167	1,893	3,492

Our Ability to Optimize Product Offerings and Increase Sales, including Sales of Private Label Products

The following table sets out a breakdown of our revenue by product categories for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	RMB’000	% of Revenue	RMB’000	% of Revenue	RMB’000	US$’000	% of Revenue
Prescription drugs	495,352	19.9	519,557	20.4	601,934	99,432	22.3
Over-the-counter drugs	911,412	36.6	997,997	39.1	1,059,154	174,960	39.2
Nutritional supplements	450,714	18.1	399,397	15.7	392,009	64,755	14.5
Herbal products	99,627	4.0	100,419	3.9	109,284	18,053	4.1
Other products (1)	534,185	21.4	532,486	20.9	536,722	88,660	19.9

Total	2,491,290	100.0	2,549,856	100.0	2,699,103	445,860	100.0

(1)	Includes personal care, family care and convenience products.

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

We generate a substantial portion of our revenue from sales of prescription drugs, over-the-counter drugs and nutritional supplements. In particular, sales of prescription drugs accounted for 22.3% of our revenue in 2013, sales of over-the-counter drugs accounted for 39.2% of our revenue in 2013 while sales of nutritional supplements accounted for 14.5% of our revenue in 2013.

In 2013, we expanded our product offerings and introduced 203 new non-pharmaceutical products, of which 51 are private label products. Sales of food, household, personal care and other products accounted for 19.9% of our revenue in 2013. We plan to continue to expand our offering of personal care, family care and convenience products, which we believe will increase expenditure per customer visit by providing greater one-stop shopping convenience for our customers. We believe that our extensive store network and operational expertise, strong brand name and expansion plan provide us with a strong platform to capture growth opportunities in China’s retail market for convenience products.

Our private label products generally have higher margins than our other products, because we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and the distributors’ profit margin in the traditional merchandise supply chain. We launched our first private label product in September 2005, and since then our private label portfolio has increased to 2,104 products marketed under 160 private labels as of December 31, 2013, covering all categories of products we offer. The increase in private label product sales was a significant factor contributing to the increases in our gross margin since late 2005.

To develop our private label products, we have also obtained rights to use an aggregate of 522 additional trademarks, including 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use, and 23 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2013, we have developed 2,104 private label products with these licensed trademarks. Private label products accounted for approximately 26.8% and 23.5% of our revenue, and 38.0% and 31.8% of our gross profit in 2012 and 2013, respectively. Private label branding also gives us more freedom and flexibility in pricing and more control over product attributes and quality.

The following tables set forth certain information with respect to our private label products for the year ended December 31, 2013:

Private Label Revenue as a Percentage of Revenue of the Category
Prescription drugs	11.8%
Over-the-counter drugs	16.0%
Nutritional supplements	50.8%
Herbal products	31.8%
Others (1)	29.9%
Total (2)	23.5%

(1)	Includes personal care, family care and convenience products.
(2)	Certain private labels are used in multiple categories of products.

Our Ability to Control Procurement Cost and Optimize Product Pricing

Our cost of goods sold represents primarily our purchase cost of merchandise. No depreciation or amortization is included in our cost of goods sold because our business does not involve manufacturing, and the amount of property and equipment we use in acquiring, warehousing and transporting merchandise to our stores is limited and hence the related depreciation and amortization is immaterial. We have been consolidating our procurement through centralized purchases from fewer suppliers, which we believe will enable us to procure goods on more favorable terms due to our enhanced bargaining position with our suppliers. We do not expect, however, to be dependent on any particular supplier, and expect to continue purchasing merchandise from a large number of suppliers in the foreseeable future. We currently source our merchandise from 1,467 suppliers, including 599 manufacturers and 868 wholesalers. In 2013, 67.1% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 6.8% of our total purchases in 2013. The transaction value of purchases from our largest five suppliers accounted for 21.1% of our total purchases in 2013. We believe that competitive sources are readily available for substantially all of the merchandise we carry in our stores, and our strategy is to consolidate our procurement through centralized purchases from fewer suppliers.

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

We purchase and sell certain merchandise from and to the Neptunus Group and its affiliates. In 2011, 2012 and 2013, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB105.2 million, RMB92.9 million and RMB138.8 million (US$22.9 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB2.2 million, RMB5.5 million and RMB2.2 million (US$0.4 million), respectively. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Companies in Which a Major Shareholder Had Equity Interests.”

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

While carrying medicines subject to price controls generally increases customer traffic and sales of other products, these medicines also generally have lower margins compared to our other products. Since May 1998, the relevant PRC government authorities have ordered price reductions of thousands of pharmaceutical products. In 2011, 2012 and 2013, approximately 30.0%, 30.4% and 31.0%, respectively, of our revenue was derived from sales of pharmaceutical products that were subject to price controls. The increase in the number of pharmaceutical products we offered that were subject to price controls from the level of 2009 reflected the inclusion of more pharmaceutical products, especially popular pharmaceutical products, in China’s national medical insurance catalog. We expect that sales of pharmaceutical products that are subject to price controls as a percentage of our total revenue to further increase in the future, which we expect to have a negative effect on our gross margin.

Our Ability to Control Operating Expenses and Achieve a High Level of Operating Efficiency

Our ability to control operating expenses and achieve a high level of operating efficiency is a key factor driving our results of operations. The following table sets forth our operating expenses as a percentage of our revenue for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
Sales, marketing and other operating expenses	40.7%	39.7%	38.0%
General and administrative expenses	4.8%	4.5%	4.5%
Impairment losses of property and equipment	0.6%	0.3%	0.3%
Total operating expenses	46.1%	44.5%	42.8%

Our sales, marketing and other operating expenses primarily consist of salaries and benefits of our in-store pharmacists and other store and distribution center staff as well as rental and utility expenses of our stores and distribution centers. Sales, marketing and other operating expenses also include depreciation of leasehold improvements of our stores, distribution centers and store equipment as well as costs associated with organizing promotional and marketing activities. Sales, marketing and other operating expenses as a percentage of our revenue decreased from 40.7% in 2011 to 39.7% in 2012 and 38.0% in 2013 due to the closure of underperforming stores. We expect our total sales, marketing and other operating expenses to increase as a result of inflation as well as future growth of our business.

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

Other key factors affecting our operating expenses include the following:

•

Inventory levels. We must maintain sufficient inventory levels to meet our customers’ needs while balancing the risk of accumulating excess inventory. Carrying excess inventory would increase our inventory holding costs, and failure to have sufficient inventory could cause us to lose customers, either of which could reduce our revenue and profitability. In 2011, 2012 and 2013, our inventory turnover days, calculated as the average of inventory at the beginning of the year and inventory at each quarter end of the year, divided by cost of goods sold for the year and then multiplied by 365, was 120 days, 120 days and 119 days, respectively.

•

Costs associated with closing underperforming stores. We closed 228, 319 and 188 underperforming stores during 2011, 2012 and 2013, respectively. The cost associated with closing underperforming stores are RMB8.6 million, RMB8.9 million and RMB5.7 million (US$0.9 million) for 2011, 2012 and 2013, respectively.

•

The amount of time required to open new stores. The amount of time required for us to open new stores, measured from date of initial occupation to commencement date of operations, increased from an average of 36 days in 2011 and 2012 to 45 days in 2013. The amount of time required for us to open new stores is primarily determined by the amount of time the relevant local government authority takes to grant license for us to open our new stores. As part of our efforts to continue to reduce the amount of time for new stores to become profitable, we have developed uniform standards and streamlined our store operations through centralized management.

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

All of our operating subsidiaries, including the regional Nepstar companies, were incorporated in the PRC. Prior to January 1, 2008, certain subsidiaries and tax paying retail store entities located and conducting operations in the Shenzhen Special Economic Zones, Zhuhai Special Economic Zones and the Yunnan Province in the PRC were subject to a preferential tax rate of 15%. Under the implementation rules of the CIT Law, companies that enjoyed preferential income tax rates prior to January 1, 2008 had a five-year period to transition to the 25% statutory income tax rate. In particular, companies that were subject to a tax rate of 15% were subject to tax rates of 20%, 22%, 24%, 25% and 25% in 2009, 2010, 2011, 2012 and 2013 onwards, respectively. Accordingly, our operating subsidiaries and retail store entities in Shenzhen and Zhuhai were subject to 24%, 25% and 25% income tax rates in 2011, 2012 and 2013 onwards, respectively. Our subsidiaries outside of Shenzhen and Zhuhai have been subject to the 25% statutory income tax rate since January 1, 2008.

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

We believe that any reasonable deviation from those judgments and estimates would not have a material impact on our financial condition or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the consolidated statements of comprehensive income and corresponding balance sheet accounts would be necessary. These adjustments would be made in future financial statements.

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

At each balance sheet date, we assess the need to establish a valuation allowance that reduces deferred tax assets when it is more likely than not that all, or some portion, of the deferred tax assets will not be realized. A valuation allowance would be based on all available information including but not limited to our projections of future taxable income, which take into account the market environment for each of the tax-paying entities within the period during which temporary differences reverse or before our tax loss carry-forwards expire, and any available tax planning strategies. Sufficient negative evidence may require that a valuation allowance be established with respect to the deferred tax assets. The deferred tax assets balance is analyzed regularly by management. Based on our historical operating results and projections for our future taxable income over the periods during which the tax loss can be utilized, we believe it is more likely than not we will not realize some portion of our deferred tax assets and, as a result, a valuation allowance of RMB31.9 million (US$5.3 million) was provided for as of December 31, 2013. Projections of future taxable income incorporate several assumptions of future business and operations that may differ from actual experience. If, in the future, our assumptions and estimates that resulted in our projections for future taxable income for each tax-paying component prove to be incorrect, the valuation allowance against our deferred tax assets may be adjusted.

Depreciation and Amortization

Our long-lived assets include property and equipment and intangible assets. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property and equipment (including the salvage values), and intangibles, in order to determine the amount of depreciation and amortization expenses to be recorded during any reporting period. We amortize leasehold improvements of our retail drugstores and other business premises over the shorter of five years or the lease term. A majority of our leases have a five-year term. We estimate the useful lives of our other property and equipment at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological and other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we may shorten the useful lives assigned to these assets as appropriate, which will result in the recognition of increased depreciation and amortization expense in future periods. There was no change to the estimated useful lives and salvage values in 2011, 2012 and 2013.

Impairment of Long-Lived Assets

We evaluate long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to the estimated undiscounted future cash flow expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. We recognized impairment losses of RMB14.2 million, RMB7.6 million and RMB7.0 million (US$1.2 million) in 2011, 2012 and 2013, respectively, with respect to leasehold improvements and store fixtures of certain underperforming stores.

Impairment of Goodwill

Our goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations. We evaluate goodwill at least annually for impairment, and more frequently if events and circumstances indicate that it might be impaired.

We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. The first step of the impairment test involves comparing the fair value of our reporting unit with the reporting unit’s carrying amount, including goodwill. Next, if the carrying amount of the reporting unit exceeds its fair value, we then recognize an impairment loss for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. We determine the implied fair value by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB ASC Topic 805, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. We did not recognize any goodwill impairment loss in 2011, 2012 or 2013.

Inventories

Our inventories are stated at the lower of cost, determined under the weighted average cost method, or market value. Our inventories are not subject to significant risk of obsolescence. We manage our inventory level based on historical sales trends, forecasted customer demand and lead time in supplier delivery. We identify inventories of medicine products which have remaining shelf life of six months or less, which under the terms of our purchase agreements, may be returned to the suppliers in exchange for new batches of products. Our inventory write-downs due to shrinkage losses and damaged merchandise in 2011, 2012 and 2013 were RMB9.4 million, RMB9.1 million and RMB11.9 million (US$2.0 million), respectively.

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2011		2012		2013
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue
	(In thousands, except percentage and per share data)
Revenue	2,491,290	100.0	2,549,856	100.0	2,699,103	445,860	100.0
Cost of goods sold	(1,302,653)	(52.3)	(1,369,312)	(53.7)	(1,520,796)	(251,218)	(56.3)

Gross profit	1,188,637	47.7	1,180,544	46.3	1,178,307	194,642	(43.7)
Operating expenses:
Sales, marketing and other operating expenses	(1,015,165)	(40.7)	(1,011,695)	(39.7)	(1,026,798)	(169,615)	(38.0)
General and administrative expenses (1)	(120,671)	(4.9)	(115,734)	(4.5)	(121,542)	(20,077)	(4.5)
Impairment losses of property and equipment	(14,164)	(0.6)	(7,649)	(0.3)	(6,984)	(1,154)	(0.3)
Other income	—	—	1,480	0.1	—	—	—

Income from operations	38,637	1.5	46,946	1.8	22,983	3,796	0.9
Net interest income (2)	23,154	0.9	16,435	0.6	15,713	2,596	0.6
Dividend income from cost method investments	3,616	0.1	4,528	0.2	5,232	865	0.2
Equity in income of an equity method investee	1,552	0.1	1,337	0.1	—	—	—
Gain on disposal of an equity method investee (3)	—	—	68,440	2.7	—	—	—
Income tax expense	(31,026)	(1.2)	(47,594)	(1.9)	(32,100)	(5,303)	(1.2)

Net income attributable to China Nepstar Chain Drugstore Ltd.	35,933	1.4	90,092	3.5	11,828	1,954	0.4

Earnings per ordinary share
Basic	0.17		0.45		0.06	0.01
Diluted	0.17		0.45		0.06	0.01

(1)	General and administrative expenses in 2011 included reversal of share-based compensation expenses of RMB1.2 million.
(2)	Net interest income includes “interest income” and “interest expense” set forth in our consolidated financial statements included elsewhere in this annual report.
(3)	Gain on disposal of an equity method investee in 2012 represents the gain from the disposal of our 40% equity interest in JZJ. On December 28, 2012 the Company completed the sales of its 40% equity interests in JZJ to Yunnan Jianzhijia Holding Co., Ltd. (“JZJ Holding”) for a total cash consideration of RMB81.5 million. A gain of RMB68.4 million was recognized in income upon completion of the sales.

Comparison of Years Ended December 31, 2012 and December 31, 2013

Revenue. Our revenue was RMB2,699.1 million (US$445.9 million) in 2013 compared to RMB2,549.9 million in 2012. The same store sales (for 1,893 operating stores opened prior to December 31, 2011) increased by 10.3% from RMB3,167 in 2012 to RMB3,492 (US$576.8) in 2013. The increase in revenue as well as same store sales was driven by continued optimization of our merchandise portfolio through diversification into non-pharmaceutical categories, the closure of underperforming stores and more intensive sales promotion initiatives. Sales of over-the-counter drugs accounted for 39.1% and 39.2% of our revenue in 2012 and 2013, respectively; sales of prescription drugs accounted for 20.4% and 22.3% of our revenue in 2012 and 2013, respectively; and sales of nutritional supplements accounted for 15.7% and 14.5% of our revenue in 2012 and 2013, respectively.

Gross Profit. Our gross profit was RMB1,178.3 million (US$194.6 million) in 2013 compared to RMB1,180.5 million in 2012. Our gross margin was 43.7% in 2013 compared to 46.3% in 2012. This decrease in gross margin was primarily due to downward pressure on sales price as a result of the implementation of more sales promotion initiatives to increase our market share.

Operating Expenses. Our operating expenses were RMB1,155.3 million (US$190.8 million) in 2013 compared to RMB1,135.1 million in 2012. Operating expenses as a percentage of our revenue was 42.8% in 2013, compared to 44.5% in 2012.

•

Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 1.5% from RMB1,011.7 million in 2012 to RMB1,026.8 million (US$169.6 million) in 2013, primarily due to the implementation of more sales promotion initiatives.

•	General and Administrative Expenses. Our general and administrative expenses increased by 5.0% from RMB115.7 million in 2012 to RMB121.5 million (US$20.1 million) in 2013.

•

Impairment Losses. We recognized impairment losses of RMB7.6 million and RMB7.0million (US$1.2 million) in 2012 and 2013, respectively, representing the reduction of the carrying amount of the property and equipment of certain underperforming stores.

Income from Operations. As a result of the foregoing, our income from operations was RMB23.0 million (US$3.8 million) in 2013 compared to RMB46.9 million in 2012. Our operating margin was 0.9% in 2013 compared to 1.8% in 2012.

Net Interest Income. Our net interest income was RMB15.7 million (US$2.6 million) in 2013, compared to RMB16.4 million in 2012.

Dividend Income from Cost Method Investments. Dividends received from our investments in companies accounted for under the cost method were RMB5.2 million (US$0.9 million) in 2013 compared to RMB4.5 million in 2012.

Equity income of an equity method investee. Equity income of an equity method investee was nil in 2013, compared to that of RMB1.3 million in 2012. The decrease was due to the disposal of our 40% interest in JZJ in 2012.

Gain on Disposal of an Equity Method Investee. Gain on disposal of an equity method investee decreased from RMB68.4 million in 2012 to nil in 2013, due to the disposal of our 40% interest in JZJ in 2012.

Income Tax Expense. Our income tax expense decreased from RMB47.6 million in 2012 to RMB32.1 million (US$5.3 million) in 2013. Our effective tax rate increased to 73.1% in 2013 as compared to 34.6% in 2012, primarily due to non-deductible expenses and the relatively high operating losses from loss-making subsidiaries, for which full valuation allowances were made on their deferred tax assets as compared to the overall results of the Company. In the PRC, losses in companies which are part of a group are not allowed to be off-set against profits of other companies in the same group. In addition, in February 2014, the Company was denied its Hong Kong tax residency that applied to the year ended December 31, 2013 by the Hong Kong Inland Revenue Department. The Company is therefore now subject to a standard withholding tax rate of 10%, rather than a reduced tax rate of 5% under the tax treaty previously applied by the Company, for dividends to be paid or appropriated from the Company’s PRC subsidiaries.

Net Income. As a result of the foregoing, our net income was RMB11.8 million (US$2.0 million) in 2013 compared to RMB90.1 million in 2012.

Comparison of Years Ended December 31, 2011 and December 31, 2012

Revenue. Our revenue was RMB2,549.9 million (US$409.3 million) in 2012 compared to RMB2,491.3 million in 2011. The same store sales for stores opened prior to December 31, 2010 increased from RMB2,838 in 2011 to RMB3,085 (US$495) in 2012. The increase in revenue as well as same store sales was principally driven by the optimization of our merchandise portfolio through diversification into non-pharmaceutical product categories, the closure of underperforming stores as well as the strengthening of our marketing and promotion efforts. Sales of over-the-counter drugs accounted for 36.6% and 39.1% of our revenue in 2011 and 2012, respectively; sales of prescription drugs accounted for 19.9% and 20.4% of our revenue in 2011 and 2012, respectively; and sales of nutritional supplements accounted for 18.1% and 15.7% of our revenue in 2011 and 2012, respectively.

Gross Profit. Our gross profit was RMB1,180.5 million (US$189.5 million) in 2012 compared to RMB1,188.6 million in 2011. Our gross margin was 46.3% in 2012 compared to 47.7% in 2011. The decrease in gross margin was primarily due to changes in product mix and the negative impact from the mandatory price cuts on pharmaceuticals by the PRC government authorities. We expect our gross margin to decline gradually in the near to mid-term as we anticipate further price reductions on pharmaceutical products mandated by the PRC government authorities. In addition, we will continue to increase our offerings of non-pharmaceutical products, which are expected to generate lower gross margins compared to pharmaceutical products.

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

Net Income. As a result of the foregoing, our net income was RMB90.1 million (US$14.5 million) in 2012 compared with RMB35.9 million in 2011.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	108,152	41,376	6,883	1,137
Net cash provided by/(used in) investing activities	287,647	(19,589)	(15,257)	(2,520)
Net cash used in financing activities	(250,140)	(417,688)	—	—
Net increase/(decrease) in cash	141,089	(396,629)	(10,110)	(1,670)
Cash and cash equivalents at end of the year	767,885	371,256	361,146	59,657

In 2011, 2012 and 2013, we were able to finance a significant portion of our operations and capital investments from our cash flows from operations. As of December 31, 2013, we had RMB361.1 million (US$59.7 million) in cash and cash equivalents. Before 2010, we deposited significant amount of proceeds from our initial public offering with various domestic banks, enrolling in their various wealth management programs, which guarantee principal amounts and provide higher returns compared to ordinary bank deposits. Such deposits were carried as held-to-maturity investment securities in our financial statements and matured in 2010. As of December 31, 2013, no held-to-maturity securities were on our balance sheet. As of December 31, 2013, our total cash, cash equivalents, bank deposits and restricted cash amounted to RMB622.8 million (US$102.9 million). As of December 31, 2013, we had no short-term bank loan balances.

We expect to continue to generate positive operating cash flow in 2014. We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.

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

Operating Activities

Net cash provided by operating activities was RMB6.9 million (US$1.1 million) in 2013 compared to RMB41.4 million in 2012, primarily due to increased purchases of merchandise on increased sales achieved in 2013.

Net cash provided by operating activities was RMB41.4 million in 2012 compared to RMB108.2 million in 2011. Net cash provided by operating activities in 2012 was lower by comparison to 2011, primarily as a result of the increases in inventory of the non-pharmaceutical categories due to the optimization of the Company’s product portfolio. It was also partially caused by stocking of certain best—selling pharmaceutical products, for which the Company has relatively shorter credit terms than the other merchandise items, for the peak sales season of the coming quarter.

Investing Activities

Net cash used in investing activities was RMB15.3 million (US$2.5 million) in 2013 compared to net cash used in investing activities of RMB19.6 million in 2012, primarily due to the increase of cash proceeds from withdrawal of time deposits with original maturity over three months.

Net cash used in investing activities was RMB19.6 million in 2012 compared to net cash provided by investing activities of RMB287.6 million in 2011, primarily as the result of decrease of cash proceed from withdrawal of time deposits with original maturity over three months and the increase on restricted cash.

Financing Activities

Net cash provided by or used in financing activities was nil in 2013. The dividend declared on November 26, 2013 was paid on or around January 24, 2014 to shareholders of record as of the close of business on December 20, 2013.

Net cash used in financing activities was RMB417.7 million in 2012, which primarily consisted of dividends payments in 2012 totaling RMB378.5 million.

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

Capital Expenditures

In 2011, 2012 and 2013, our capital expenditures totaled RMB32.8 million, RMB35.0 million and RMB47.2 million (US$7.8 million), respectively. In the past, our capital expenditures were used primarily to open drugstores, acquire drugstores through business combinations, set up distribution centers and install and upgrade our integrated information management system. We estimate that our capital expenditures in 2014 will range from approximately RMB50.0 million to RMB80.0 million, which we plan to use to open new stores, remodel existing stores and upgrade our integrated information management system.

Borrowings

During November 2009, certain financial institutions in the PRC provided us with short-term bank loans in the aggregate amount of RMB410.0 million and credit facilities in the aggregate amount of RMB250.0 million. Time deposits that we had placed with such financial institutions in the amount of RMB500.0 million and RMB250.0 million were pledged as security interests for the short-term bank loan and credit facilities, respectively. The security interests for the short-term bank loans are released upon repayment and the security interests for the credit facilities are released upon the expiration of such facilities, which was three months from the date such credit facilities became available to us. The short-term borrowings were primarily obtained for general working capital purposes, including dividend payments. All outstanding short-term borrowings were repaid in January 2010 and the security deposits were released accordingly. As of December 31, 2013, we had no outstanding short-term borrowings.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.4% in 2011, 2.6% in 2012 and 2.6% in 2013.

Recently Issued Accounting Pronouncements

For a detailed discussion of recently issued accounting standards, see note 2 to our audited consolidated financial statements included in this annual report.

C.	Research and Development, Patents and Licenses, etc.

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

In addition to “Neptunus,” we have also obtained rights to use an aggregate of 522 additional trademarks, including 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use, and 23 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2013, we have developed 2,104 private label products with these licensed trademarks.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to the date of this annual report that are reasonably likely to have a material effect on our revenue, net income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment due by period
Contractual Obligations	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	(In thousands of RMB)
Operating lease commitments	218,622	374,495	152,511	35,410	781,038

Total	218,622	374,495	152,511	35,410	781,038

G.	Safe Harbor

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title*
Simin Zhang	52	Chairman of the Board of Directors
Barry J. Buttifant	69	Independent Director (1)(2)(3)
Stephanie Hui	41	Director
Alistair Eric MacCallum Laband	62	Independent Director (1)(2)(3)
Alan Au	42	Independent Director (1)(2)
Fuxiang Zhang	41	Chief Executive Officer
Zixin Shao	45	Chief Financial Officer

(1)	Members of the audit committee
(2)	Members of the compensation committee
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

Barry J. Buttifant has been a director of our company since November 2007. He is a member of our audit committee, compensation committee, corporate governance and nominating committee. He is an independent non-executive director of Daiwa Associate Holdings Limited and Giordano International Limited, all of which are publicly listed companies in Hong Kong. Dr. Buttifant also serves as a non-executive director of Global-Tech Advanced Innovations Inc., a NASDAQ listed company.

Dr. Buttifant is currently an independent adviser to MCL Financial Group Ltd. From 2011 to 2014, he was an executive director of Hsin Chong Construction Group Ltd (“HCCG”) and a non-executive director of Synergis Holdings Limited (“Synergis”), both of which are listed on the Stock Exchange of Hong Kong. Prior to that, he was group chief executive officer of IDT International Limited. In October 2009, Dr. Buttifant became a director for corporate finance of Mission Hills Group (“MHG”). Prior to this appointment, he was a consultant to the MHG since December 2008. Prior to joining MHG, he served as a principal to KLC Kennic Lui & Company (“KLC”), a professional accounting firm, and managing director of KLC Transactions Limited. Prior joining KLC, Dr. Buttifant was the executive director for finance, of MHG. In December 2004, he was the managing director of Hsin Chong International Holdings Limited, a controlling shareholder of HCCG (which was acquired by MHG in November 2007) and Synergis (which was acquired by HCCG in September 2008). Dr. Buttifant was also an alternate director to both HCCG and Synergis. Dr. Buttifant was an operating partner of Barings Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited (“WKH”) from 2001 to 2002 and was the advisor to the Board of Directors of WKH from 2002 to 2004. Prior to joining WKH, he was the managing director of IDT International Limited for over eight years, as well as working for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in the capacity of finance director and managing director. Dr. Buttifant is a fellow member of the Association of Chartered Certified Accountants (UK); the Hong Kong Institute of Certified Public Accountants; the Chartered Management Institute (UK); the Hong Kong Management Association and the Hong Kong Institute of Directors. He was awarded an honorary doctorate of Business Administration (honoris causa) by Edinburgh Napier University, United Kingdom in 2013.

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

Alistair Eric MacCallum Laband has been a director of our company since November 2007. Mr. Laband is a member of our audit committee, our compensation committee and corporate governance and nominating committee. Since August 2013, Mr. Laband has been an Independent Non-Executive Director of The Tom Lee Music Company Ltd. From November 2008 until the end of March 2011 Mr. Laband was a financial consultant to CITIC Pacific Ltd., a company listed on the Hong Kong Stock Exchange. From 2003 to June 2007, he was a partner of PricewaterhouseCoopers, or PwC, Hong Kong/China and until March 2007, secretary of the PwC Asia Region Board. From 2001 to 2002, he was a partner in charge of the Company Secretarial Services Group of PwC’s Hong Kong office. From 1997 to 2001, he was finance/operations partner and a management board member of the Hong Kong office of Price Waterhouse, or PW, and subsequently, the Hong Kong office of PwC. From 1997 to 1998, he was also in charge of the company secretarial and legal services group of PW’s Hong Kong office. Mr. Laband obtained a bachelor’s degree in law from the University of Cambridge in 1973 and a diploma in accountancy from the University of Strathclyde in 1976. Mr. Laband is a Chartered Accountant of the Institute of Chartered Accountants of Scotland and a Fellow of the Institute of Certified Public Accountants of Hong Kong.

Alan Au has been a director of our company since May 2013. He is a member of our audit committee and compensation committee. Mr. Au is a senior adviser of Simcere Pharmaceutical Group, a China-based pharmaceutical company that used to be listed on the New York Stock Exchange, and a venture partner of Ally Bridge Group, a biotech-focused investment fund headquartered in Hong Kong. He also serves on the assessment panel of the Small Entrepreneur Research Assistance Program (SERAP) for the Innovation and Technology Commission of the Hong Kong SAR Government.

Mr. Au was the head of Asia healthcare investment banking group for Deutsche Bank AG from 2011 to 2012, in charge of healthcare IPO and M&A transactions in the region. Prior to that, he was a director at JAFCO Asia Investment Group, responsible for healthcare investments in China from 2008 to 2011, and a director at Morningside Group responsible for healthcare investments in Asia from 2000 to 2005. From 1995 to 1999, Mr. Au worked at KPMG and KPMG Corporate Finance Ltd., responsible for regional M&A transactions and financial advisory services.

Mr. Au is a Certified Public Accountant in the U.S. and holds the Chartered Financial Analyst (CFA) designation. He is an associate member of the Hong Kong Institute of Financial Analysts and member of the American Institute of Certified Public Accountants. Mr. Au received his Bachelor’s degree in Psychology from the Chinese University of Hong Kong in 1995, and a Master’s degree in Management from Columbia Business School in New York in 2007.

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

B.	Compensation of Directors and Executive Officers

Cash Compensation

In 2013, the aggregate cash compensation to our executive officers, including all the directors, was RMB3.2 million (US$0.5 million). For options granted to officers and directors, see “— Pre-IPO Share Option Scheme” and “— 2007 Share Incentive Plan.”

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

On January 5, 2009, we granted 600,000 options with a grant date fair value of approximately US$0.78 per option or RMB3.2 million in aggregate, to our chief financial officer at the time, William Weili Dai. The exercise price of such options is US$2.40 per share. The share options vest and become exercisable in three equal annual installments on the first, second and third of the anniversaries of the date of grant, and expire on the tenth anniversary of the date of grant. On January 5, 2010, we granted another 200,000 options with a grant day fair value of approximately US$0.92 per option to Mr. Dai. The exercise price of such options is US$3.725 per share. The options vest and became exercisable on January 5, 2013, and expire on the tenth anniversary of the date of grant. Upon Mr. Dai’s resignation in November, 2010, 600,000 of the share options granted to him were forfeited.

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

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Alistair Eric MacCallum Laband, Barry J. Buttifant and Alan Au. Mr. Laband is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that all members of our audit committee are “independent directors” within the meaning of NYSE Manual Section 303A(2) and will meet the criteria for independence set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Alistair Eric MacCallum Laband, Barry J. Buttifant and Alan Au. Our board of directors has determined that each member of the compensation committee is an “independent director” within the meaning of NYSE Manual Section 303A(2). Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. A chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Barry J. Buttifant and Alistair Eric MacCallum Laband. Our board of directors has determined that each member of the corporate governance and nominating committee is an “independent director” within the meaning of NYSE Manual Section 303A(2). The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

We had 15,189, 14,500 and 14,017 employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of our employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2013:

	As of December 31, 2013
	Number of Employees	Percentage of Total
Non-pharmacist store staff	8,435	60.2%
Pharmacists	3,598	25.7%
Management	1,305	9.3%
Logistics	679	4.8%

Total	14,017	100%

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

We are required under PRC law to make contributions to our employee benefit plans including pension, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Our contributions are made based on salaries, bonuses and certain allowances of our employees, in amounts within a range specified by the respective local government authorities where we operate our businesses. The total amount of contributions we incurred for these employee benefit plans in 2011, 2012 and 2013 was RMB34.4 million, RMB37.8 million and RMB39.2million(US$6.5 million), respectively.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2014 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned (1)
	Number		%
Directors and Executive Officers:
Simin Zhang (2)	107,000,000		54.2
Barry J. Buttifant	—		—
Alistair Eric MacCallum Laband		*		*
Stephanie Hui (3)	50,000,000		25.3
Alan Au	—		—
Fuxiang Zhang		*		*
Zixin Shao	—		—

Principal Shareholders
China Neptunus Drugstore Holding Ltd.	107,000,000		54.2
GS Funds (4)	50,000,000		25.3

*	Beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. Percentage of beneficial ownership of each listed person is based on 197,446,940 ordinary shares outstanding as of March 31, 2014.
(2)	Represents the beneficial ownership of 107,000,000 ordinary shares held by China Neptunus Drugstore Holding Ltd. Simin Zhang is the chairman of the board of directors and owns 100.0% of the equity interest in China Neptunus Drugstore Holding Ltd. China Neptunus Drugstore Holding Ltd. is a BVI company and its address is P.O. Box 3140, Road Town, Tortola, British Virgin Islands.
(3)	Represents 50,000,000 ordinary shares held by the GS Funds. Ms. Stephanie Hui, a managing director of Goldman Sachs (Asia) L.L.C., disclaims beneficial ownership of shares held by the GS Funds except to the extent of her pecuniary interest in these shares.
(4)	Includes a total of 50,000,000 shares owned by (i) GS Capital Partners 2000, L.P., GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., each of which is a limited partnership organized under the laws of the State of Delaware, (ii) GS Capital Partners 2000 Offshore, L.P., a Cayman Islands exempted limited partnership, and (iii) GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, a German KG. Each of the GS Funds has a mailing address of c/o Goldman, Sachs & Co., 85 Broad Street, 10th Floor, New York, NY 10004. Affiliates of The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager of each of the GS Funds, and each of the GS Funds shares voting and investment power with certain of its respective affiliates. Each of the GS Funds is affiliated with or managed by Goldman, Sachs & Co., a wholly owned subsidiary of The Goldman Sachs Group, Inc. Each of The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and Goldman Sachs (Asia) L.L.C. disclaims beneficial ownership of the shares owned by each of the GS Funds, except to the extent of their pecuniary interest therein.

For details of the options granted to our directors and executive officers, including the title and amount of securities covered by the options, the exercise price, the purchase price and the expiration date of the options, see “—B. Compensation of Directors and Executive Officers—2007 Share Incentive Plan.”

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2014, of the 197,446,940 issued and outstanding ordinary shares, 40,446,940 ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary of our ADSs. Approximately 20.5% of our ordinary shares, representing our ordinary shares held by the depositary, were held in the United States.

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

Transactions with Companies in Which a Major Shareholder Had Equity Interests

Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, Neptunus BVI, is the chairman of the board of directors and the controlling person of the Neptunus Group. In 2011, 2012 and 2013, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB105.2 million, RMB92.9 million and RMB138.8 million (US$22.9 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB2.2 million , RMB5.5 million and RMB2.5 million (US$0.4 million), respectively. As of December 31, 2010, we fully utilized prepayments of RMB132.9 million made in April 2008 to the Neptunus Group. These prepayments were made in exchange for an 8% to 10% discount of procurement value on more than 100 types of national branded products procured from several companies under the Neptunus Group, namely Shandong Neptunus Galaxy Medicine Co. Ltd. and Shenzhen Neptunus Changjian Pharmaceutical Co. Ltd. and its affiliates. In 2010, we purchased merchandise totaling RMB38.1 million, from these companies under the Neptunus Group. The payment terms offered by the Neptunus Group for the purchase of merchandise ranged from 60 to 90 days. As of December 31, 2012 and 2013, the amounts due to the Neptunus Group and its affiliates in connection with our purchase of merchandise totaled RMB18.4 million and RMB29.2 million (US$4.8 million), respectively.

As of December 31, 2012 and 2013, the amounts due from the Neptunus Group and its affiliates totaled RMB8.3 million and RMB0.4 million (US$0.1 million), respectively, related to the sale of merchandise. As of December 31, 2012 and 2013, amounts related to expenses we paid on behalf of the Neptunus Group and its affiliates were RMB1.0 million and RMB44,000 (US$7,300), respectively.

Transaction related to the Disposal of Our 100% Equity Interest in Nepstar Industrial

In August 2011, we disposed of our 100% equity interest in Nepstar Industrial to Neptunus Group at a total cash consideration of RMB20.0 million. The difference between consideration received and the carrying amount of the net assets of the subsidiary amounting to RMB19.0 million was recognized in additional paid-in capital. We have not conducted any operations under Nepstar Industrial since its establishment in 2009. The purpose of the transaction is to simplify corporate structure and the divestment has not adversely affected our financial position or business operation.

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

Loan Agreements

Under applicable PRC law, a company that is not a licensed financial institution is not permitted to extend loans directly to another company in China. As a result, a financial institution, such as a commercial bank, is typically involved in loan arrangements between companies that are not financial institutions by acting as an intermediary, whereby the financial institution receives the funds from the lending company and disburses the funds to the borrowing company. These types of loan arrangements are commonly referred to in China as “entrustment loans.” Through an intermediary bank, Nepstar Pharmaceutical provided interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with loan agreements dated June 13, 2007 in the aggregate principal amounts of RMB10.0 million and RMB26.0 million, respectively. In 2010, Nepstar Pharmaceutical renewed the interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with loan agreements dated June 25, 2010 in the aggregate principal amounts of RMB8.0 million and RMB22.8 million, respectively, and loan agreements dated December 1, 2010 in the aggregate principal amounts of RMB5.9 million and RMB6.3 million, respectively. In 2012, Nepstar Pharmaceutical renewed the interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with the loan agreements dated June 28, 2012 in the aggregate principal amounts of RMB14.1 million and RMB29.3 million, respectively. In 2013, Nepstar Pharmaceutical renewed the interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with the loan agreements dated August 28, 2013 in the aggregate principal amounts of RMB14.1 million and RMB29.3 million, respectively. As consideration for the loans, Nepstar IT Service, Nepstar Management Consulting and their respective shareholders entered into a series of contractual arrangements that allow us to retain, through Nepstar Pharmaceutical, substantially all the economic risks and rewards of the regional Nepstar companies, including Fuzhou Nepstar, and Nepstar E-Commerce, as well as provide us with effective unilateral control over Nepstar IT Service, Nepstar Management Consulting, the regional Nepstar companies, including Fuzhou Nepstar, and Nepstar E-Commerce.

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

Dividend Policy

Our board of directors has complete discretion on whether to pay dividends. On January 18, 2011, our Board of Directors declared a special cash dividend of US$0.30 per ADS. The special dividend was paid on or around February 28, 2011 to shareholders of record as of the close of business on January 31, 2011. On April 27, 2012, our Board of Directors declared a special cash dividend of US$0.60 per ADS. The special dividend was paid on or around May 24, 2012 to shareholders of record as of the close of business on May 7, 2012. On November 26, 2013, our Board of Directors declared a cash dividend of US$0.32 per ADS. The dividend was paid on or around January 24, 2014 to shareholders of record as of the close of business on December 20, 2013.

Our ability to pay dividends depends substantially on the payment of dividends to us by our consolidated PRC entities. In particular, each of our consolidated PRC entities may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to applicable PRC laws, rules and regulations, 10% of after-tax profits of each of our consolidated PRC entities are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. As of December 31, 2013, the accumulated balance of our statutory reserve funds totaled RMB99.4 million (US$16.4 million). Our restricted reserves are not distributable as cash dividends. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Furthermore, if any of our subsidiaries and controlled affiliates incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

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

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.” The table below shows, for the periods indicated, the high and low closing prices on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 21, 2014 was US$2.33 per ADS.

	Market Price Per ADS
	High		Low
2009	US$	7.60	US$	3.47
2010		7.49		2.55
2011		4.65		1.51
2012		3.21		1.52
2013		2.46		1.50
Quarterly Highs and Lows
First quarter 2012		2.70		1.67
Second quarter 2012		3.21		2.10
Third quarter 2012		2.31		1.68
Fourth quarter 2012		1.90		1.52
First quarter 2013		1.98		1.55
Second quarter 2013		1.99		1.51
Third quarter 2013		1.65		1.50
Fourth quarter 2013		2.46		1.56
First quarter 2014		3.28		1.88
Monthly Highs and Lows
October 2013		2.24		1.56
November 2013		2.08		1.85
December 2013		2.46		1.84
January 2014		2.08		1.88
February 2014		2.70		1.96
March 2014		3.28		2.39
April 2014 (through April 21)		2.66		2.23

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, generally at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the CIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if all of the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. As a result, although substantially all of our management of PRC companies is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income. The CIT Law provides that a maximum income tax rate of 10% is applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

We are a Cayman Islands holding company and substantially all of our income is derived from the operations of our operating subsidiaries located in the PRC. In addition, under the CIT Law, the Notice of the State Administration of Taxation on Overview of Treaty Dividends Withholding Tax Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which was effective on January 1, 2007 in the PRC, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which was issued on October 27, 2009, dividends from our PRC subsidiaries paid to us may be subject to withholding tax at a reduced rate of 5% if we are considered as a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate may be determined under an applicable income tax treaty between the PRC and the jurisdiction of which the holder of the relevant PRC subsidiary is tax resident. Although we are a Cayman Islands company, in 2009 we received from the relevant tax authorities in Hong Kong a certification of resident status and were considered as a Hong Kong tax resident and subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. In February 2014, the Company was denied its Hong Kong tax residency that applied to the year ended December 31, 2013 by the Hong Kong Inland Revenue Department. The Company is therefore now subject to a standard withholding tax rate of 10%, rather than a reduced tax rate of 5% under the tax treaty previously applied by the Company, for dividends to be paid or appropriated from the Company’s PRC subsidiaries.

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

With respect to non-corporate U.S. Holders (including individuals), certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs represented by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not represented by ADSs, currently meet the readily tradable requirement for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation if we are not a PFIC in the applicable years, as discussed below. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

In the event that we are deemed to be a PRC “resident enterprise”, under PRC tax law you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares if the dividends paid by us are deemed to be derived from sources within the PRC. In that case, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income, but could, in certain circumstances, be general category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

Based on the quarterly average valuation of our assets, including goodwill for the taxable year ended on December, 31, 2013, we do not believe that we were a PFIC for our taxable year ended on December 31, 2013, although there can be no certainty in this regard due to the complex nature of the applicable rules. Under the Code, the determination of whether we are a PFIC is made annually after the close of the taxable year. Accordingly, our PFIC status for any taxable year cannot be determined until after the close of such taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. In addition, although the law in this regard is unclear, we treat the regional Nepstar companies and Nepstar E-Commerce as being owned by us for U.S. federal income tax purposes, not only because we retain control over their management decisions but also because we retain the economic risks and rewards of these entities. If it were determined, however, that we are not the owner of the regional Nepstar companies and Nepstar E-Commerce for U.S. federal income tax purposes, we would be more likely to be treated as a PFIC for any taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

In addition, non-corporate U.S. Holders (including individuals) will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You generally will be required to file Internal Revenue Service Form 8621 (or any other form subsequently specified by the U.S. Treasury) on an annual basis if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC, subject to certain exceptions based on the value of PFIC stock held.

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

We use the Renminbi as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our subsidiaries is the Renminbi. All of our subsidiaries’ transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiaries existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of comprehensive income. The values of our company’s assets and liabilities are translated into Renminbi using the exchange rate on the balance sheet date. Revenues and expenses of our company are translated at average rates prevailing during the year. Gains and losses resulting from translation of our financial statements from U.S. dollars into Renminbi are recorded in other comprehensive loss within equity. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2013, we had U.S. dollar-denominated bank deposits of US$9.7 million. If there was a further 1.0% appreciation of Renminbi against the U.S. dollar, our cash balance would have been decreased by RMB0.6 million (US$0.1 million), which would have resulted in an increase in the accumulated other comprehensive loss by such amount.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure in foreign exchange risk.

Interest Rate Risk

We have not been, nor do we anticipate being, exposed to material risks due to changes in interest rates. Our risk exposure to changes in interest rates relates primarily to the interest income generated by cash deposited in interest-bearing savings accounts. As of December 31, 2013, we had no interest-bearing bank loan balances. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge any interest risk exposure.

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

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and the New York Stock Exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As set forth in the Deposit Agreement dated November 17, 2007 among us, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of the ADRs, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. In 2013, we received the following reimbursement from the depository:

Category of Reimbursement	Amount (in US$)
Listing fees	18,564.14
Investor relations related expenses	49,885.48
Legal fees	24,035.08
Directors’ and officers’ insurance fees	117,052.48
Audit fees	80,964.21

Total	290,501.39

The depositary further agreed to waive other ADR program-related expenses amounting to US$255,000 associated with the administration of the ADR program in 2013.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in 2011, 2012 or 2013.

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

In 2012, we used approximately RMB419.4 million (US$67.3 million) from the net proceeds received from our initial public offering for the repurchase of our ordinary shares and dividends payment. In 2013, we used approximately RMB191.2 million (US$31.6 million) from the net proceeds received from our initial public offering for dividends payment.

As of December 31, 2013, we had total cash, cash equivalents, bank deposits and restricted cash in the amount of RMB622.8 million (US$102.9 million).

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2013 based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by KPMG, an independent registered public accounting firm, as stated in their report dated April 22, 2014 appearing herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Nepstar Chain Drugstore Ltd.:

We have audited China Nepstar Chain Drugstore Ltd.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Nepstar Chain Drugstore Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, China Nepstar Chain Drugstore Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated April 22, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 22, 2014

ITEM 16. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2011	2012	2013
	(in millions of RMB)
Audit Fees	6.5	5.9	5.7
Audit-related Fees	—	—	—
Tax Fees	0.1	—	—

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and all other services as described above. During 2013, all services rendered by KPMG were approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 19, 2011, our board of directors approved a share repurchase program, under which we were authorized to repurchase up to US$20.0 million worth of our issued and outstanding ADSs from the open market from time to time and before August 23, 2012. As of December 31, 2012, we have purchased 8,215,142 of our ordinary shares in the form of ADSs for a total purchase price of approximately US$9.6 million. We did not purchase any of our ordinary shares during 2013. All of the repurchased ordinary shares have been retired. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. The following table sets forth certain information related to purchases made by us of our ADSs under the program:

Period	Total number of ADSs purchased	Average price paid per ADS (1)	Total number of ADSs purchased as part of publicly announced program	Approximate dollar value of ADSs that may yet be purchased under the program
		US$		US$
August 2011	152,223	2.4661	152,223	19,624,603.97
September 2011	362,880	2.5467	515,103	18,700,453.39
October 2011	321,378	2.2640	836,481	17,972,868.04
November 2011	276,956	2.4016	1,113,437	17,307,741.26
December 2011	308,978	1.8822	1,422,415	16,726,170.70
January 2012	463,056	2.3800	1,885,471	15,624,103.17
February 2012	280,318	2.5169	2,165,789	14,918,564.68
March 2012	275,688	2.2905	2,441,477	14,287,103.62
April 2012	229,813	2.2870	2,671,290	13,761,528.31
May 2012	570,721	2.4751	3,242,011	12,348,925.62
June 2012	481,005	2.3299	3,732,016	11,228,251.00
July 2012	212,528	2.1845	3,935,544	10,763,985.96
August 2012	172,027	2.0441	4,107,571	10,412,346.07

(1)	The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

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

•

The NYSE standards for domestic companies require that non-management directors meet at regularly scheduled executive sessions without management. We are not subject to this requirement under the Cayman Islands law and have decided to follow Cayman Islands practice on this matter.

•

The NYSE standards for domestic companies require that the audit committee of the board of directors must have a minimum of three members. As a foreign private issuer, we are not required to comply with such requirement. As of the date of this annual report, our audit committee consists of three members, each of whom satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act, and one such member qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item  18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report together with the report of the independent registered public accounting firm:

•	Consolidated Balance Sheets as of December 31, 2012 and 2013

•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2011, 2012 and 2013

•	Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013

•	Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

2.1	Specimen Certificate for Ordinary Shares of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

2.2	Form of American Depositary Receipt of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

2.3	Form of Deposit Agreement among China Nepstar Chain Drugstore Ltd., the depositary and Owners and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.1	Form of Indemnification Agreement with the directors of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.2.1	Form of Logistics Service and Information Technology Support Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.2.2	Logistics Service and Information Technology Support Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.2.2 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.2.3	Logistics Service and Information Technology Support Agreement dated as of May 28, 2010 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Shenzhen Nepstar E-Commerce Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.2.3 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.3.1	Form of Trade Name License Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

Exhibit Number	Description of Document

4.3.2	Trade Name License Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.3.2 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.3.3	Trade Name License Agreement dated as of May 28, 2010 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Shenzhen Nepstar E-Commerce Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.3.3 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.4.1	Form of Supply Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.4.2	Supply Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.4.2 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.4.3	Supply Agreement dated as of May 28, 2010 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Shenzhen Nepstar E-Commerce Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.4.3 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.5.1*	Loan Agreement dated as of August 28, 2013 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation)

4.5.2*	Loan Agreement dated as of August 28, 2013 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation)

4.6.1	Form of Shareholders Agreement dated as of April 28, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd. and Nepstar Information and Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. with respect to each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.8.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.6.2	Commitment Letter dated as of August 21, 2007 from Feng Tu and Shenzhen Nepstar Management Consulting Co., Ltd. to Shenzhen Nepstar Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.8.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.6.3	Commitment Letter dated as of August 21, 2007 from Liping Zhou and Shenzhen Nepstar Information and Technology Co., Ltd. to Shenzhen Nepstar Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.8.3 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.7.1	Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Nepstar Information and Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.9.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.7.2	Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 10.9.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.8	Trademark License Agreement dated as of April 20, 2000 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Neptunus” (Translation) (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.9	Trademark License Agreement dated as of July 7, 2000 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 499 trademarks (Translation) (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.10	Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Tong’ai Pharmaceutical Manufacturing Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Tong’ai” and “Jindian” (Translation) (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

Exhibit Number	Description of Document

4.11	Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Pharmaceutical Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 42 trademarks (Translation) (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.12	Trademark License Agreement dated as of June 28, 2007 between Shenzhen Neptunus Pharmaceutical Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 14 trademarks (Translation) (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.13	Trademark License Agreement dated as of June 28, 2007 between Shenzhen Neptunus Tong’ai Pharmaceutical Management Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Tong’ai” (Translation) (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.14	Supplemental Agreement dated August 18, 2009 to the Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 30, 2010)

4.15	Supplemental Agreement dated May 28, 2010 to the Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

101. INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

By	/s/ Fuxiang Zhang
	Name:	Fuxiang Zhang
	Title:	Chief Executive Officer

Date: April 22, 2014

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China Nepstar Chain Drugstore Ltd.

We have audited the accompanying consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and its subsidiaries, as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Nepstar Chain Drugstore Ltd. and its subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2013 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Nepstar Chain Drugstore Ltd.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 22, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Hong Kong, China

April 22, 2014

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2013

(Amounts in thousands, except share data)

	Note	December 31,
		2012	2013	2013
		RMB	RMB	USD
				(Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	3	371,256	361,146	59,657
Short-term bank time deposits	3	237,100	184,440	30,467
Restricted cash	2(e)	36,000	37,000	6,112
Accounts receivable, net of allowance for doubtful accounts	4	114,601	131,984	21,802
Amounts due from related parties	22	8,254	379	63
Prepaid expenses, deposits and other current assets	5	147,252	169,210	27,952
Inventories	6	478,483	551,783	91,148
Deferred tax assets	12	1,704	6,330	1,045

Total current assets		1,394,650	1,442,272	238,246

Property and equipment, net	7	120,237	123,183	20,348
Long-term bank time deposits	3	20,000	40,256	6,650
Rental deposits		38,236	41,946	6,929
Cost method investments		12,638	12,638	2,088
Intangible assets, net	9	2,868	2,509	414
Goodwill	8,9	51,819	51,819	8,560
Deferred tax assets	12	3,056	11,723	1,937
Accrued interest income		507	769	127

TOTAL ASSETS		1,644,011	1,727,115	285,299

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		356,095	403,558	66,663
Bills payable		20,534	4,334	716
Amounts due to related parties	22	18,381	29,247	4,831
Accrued expenses and other payables	13	105,503	123,065	20,329
Deferred income	14	14,327	22,477	3,713
Income tax payable		40,967	34,567	5,710
Dividend payable	17	—	191,246	31,592

Total current liabilities		555,807	808,494	133,554

Deferred income	14	18,365	17,391	2,873
Deferred tax liabilities	12	7,499	16,541	2,732
Other non-current liabilities	12	36,237	39,163	6,469

Total liabilities		617,908	881,589	145,628

Shareholders’ equity:
Share capital – ordinary shares USD 0.0001 par value: 360,000,000 shares authorized; 197,446,940 shares issued and outstanding as of December 31, 2012 and 2013	15	158	158	26
Treasury stock at cost Nil shares as of December 31, 2012 and as of December 31, 2013	15	—	—	—
Additional paid-in capital		832,811	640,341	105,777
Accumulated other comprehensive loss		(41,688)	(41,623)	(6,876)
Retained earnings	16	234,822	246,650	40,744

Total shareholders’ equity		1,026,103	845,526	139,671

Commitments and contingencies	2(v)	—	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,644,011	1,727,115	285,299

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

	Note	Year ended December 31,
		2011	2012	2013	2013
		RMB	RMB	RMB	USD
					(Note 2(c))

Revenue	18,22	2,491,290	2,549,856	2,699,103	445,860
Cost of goods sold		(1,302,653)	(1,369,312)	(1,520,796)	(251,218)

Gross profit		1,188,637	1,180,544	1,178,307	194,642
Sales, marketing and other operating expenses		(1,015,165)	(1,011,695)	(1,026,798)	(169,615)
General and administrative expenses		(120,671)	(115,734)	(121,542)	(20,077)
Impairment losses of property and equipment	7	(14,164)	(7,649)	(6,984)	(1,154)
Other income	11	—	1,480	—	—

Income from operations		38,637	46,946	22,983	3,796

Interest income		23,154	16,435	15,713	2,596
Dividend income from cost method investments		3,616	4,528	5,232	865
Equity in income of an equity method investee	10	1,552	1,337	—	—
Gain on disposal of an equity method investee	10	—	68,440	—	—

Income before income tax expense		66,959	137,686	43,928	7,257
Income tax expense	12	(31,026)	(47,594)	(32,100)	(5,303)

Net income attributable to China Nepstar
Chain Drugstore Ltd.		35,933	90,092	11,828	1,954

Earnings per ordinary share:

Basic	21	0.17	0.45	0.06	0.01

Diluted	21	0.17	0.45	0.06	0.01

Other comprehensive income, net of tax:
Foreign currency translation adjustments		430	(555)	65	11

Comprehensive income attributable to China Nepstar Chain Drugstore Ltd.		36,363	89,537	11,893	1,965

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share data)

	Ordinary shares			Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity

	Number of Shares	Par Value Amount	Treasury Stock at Cost
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2011	207,785,938	164	—	1,501,809	(41,563)	108,797	1,569,207

Net income	—	—	—	—	—	35,933	35,933
Other comprehensive income					430		430
Repurchase of ordinary shares (Note 15)	—	—	(45,522)	—	—	—	(45,522)
Retirement of ordinary shares (Note 15)	(5,142,102)	(3)	43,786	(43,783)	—	—	—
Issuance of ordinary shares upon exercise of employee share options (Note 15)	139,644	—	—	554	—	—	554
Share-based compensation expense reversal (Note 19)	—	—	—	(1,195)	—	—	(1,195)
Dividends (Note 17)	—	—	—	(205,172)	—	—	(205,172)
Income from disposal of subsidiary to parent company (Note 22(f))	—	—	—	19	—	—	19

Balance as of December 31, 2011	202,783,480	161	(1,736)	1,252,232	(41,133)	144,730	1,354,254

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share data)

	Ordinary shares		Treasury Stock at Cost	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity

	Number of Shares	Par Value Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012	202,783,480	161	(1,736)	1,252,232	(41,133)	144,730	1,354,254

Net income	—	—	—	—	—	90,092	90,092
Other comprehensive loss	—	—	—	—	(555)	—	(555)
Repurchase of ordinary shares (Note 15)	—	—	(40,899)	—	—	—	(40,899)
Retirement of ordinary shares (Note 15)	(5,704,700)	(3)	42,635	(42,632)	—	—	—
Issuance of ordinary shares upon exercise of employee share options (Note 15)	368,160	—	—	1,683	—	—	1,683
Dividends (Note 17)	—	—	—	(378,472)	—	—	(378,472)

Balance as of December 31, 2012	197,446,940	158	—	832,811	(41,688)	234,822	1,026,103

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share data)

	Ordinary shares		Treasury Stock at Cost	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity

	Number of Shares	Par Value Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013	197,446,940	158	—	832,811	(41,688)	234,822	1,026,103

Net income	—	—	—	—	—	11,828	11,828
Other comprehensive income	—	—	—	—	65	—	65
Dividends (Note 17)	—	—	—	(192,470)	—	—	(192,470)

Balance as of December 31, 2013	197,446,940	158	—	640,341	(41,623)	246,650	845,526

Balance as of December 31, 2013 (USD )		26	—	105,777	(6,876)	40,744	139,671

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands)

	Year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income	35,933	90,092	11,828	1,954
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expense reversal	(1,195)	—	—	—
Depreciation and amortization	58,913	45,135	36,711	6,064
Allowance for doubtful accounts	—	2,276	140	23
Loss / (gain) on disposal of property and equipment	3,605	(268)	1,028	170
Loss on disposal of intangible asset	—	—	359	59
Gain on disposal of an equity method investee	—	(68,440)	—	—
Equity in income of an equity method investee	(1,552)	(1,337)	—	—
Dividend income from an equity method investee	—	13,825	—	—
Deferred income tax benefit	(4,776)	(2,022)	(4,251)	(702)
Inventory write-downs	9,379	9,072	11,926	1,970
Impairment losses of property and equipment	14,164	7,649	6,984	1,154
Changes in operating assets and liabilities:
Accounts receivable	(19,215)	(13,940)	(17,523)	(2,895)
Amounts due from related parties	7,709	(3,605)	7,875	1,301
Prepaid expenses, deposits and other current assets	4,063	(20,551)	(25,930)	(4,283)
Inventories	(13,173)	(50,497)	(85,226)	(14,078)
Deferred income	(17,156)	2,841	7,176	1,185
Accounts payable	38,613	3,709	47,463	7,840
Bills payable	—	20,534	(16,200)	(2,676)
Amounts due to related parties	(6,292)	212	10,866	1,795
Accrued expenses and other payables	(7,843)	(11,018)	17,131	2,830
Income tax payable and other non-current liabilities	6,975	17,709	(3,474)	(574)

Net cash provided by operating activities	108,152	41,376	6,883	1,137

Cash flows from investing activities:
Release / (placement) of restricted cash	5,000	(36,000)	(1,000)	(165)
Purchase of property and equipment	(28,089)	(35,014)	(47,197)	(7,796)
Proceeds from disposal of property and equipment, and land use right	9,717	2,870	536	88
Proceeds from disposal of an equity method investee	—	81,480	—	—
Dividend income from an equity method investee	—	11,175	—	—
Investment in time deposits with original maturity over three months	(708,000)	(88,100)	(325,696)	(53,801)
Proceeds from maturity of time deposits with original maturity over three months	1,009,000	43,000	358,100	59,154
Effect of deconsolidation of a subsidiary	19	—	—	—
Refund of acquisition deposit	—	1,000	—	—

Net cash provided by / (used in) investing activities	287,647	(19,589)	(15,257)	(2,520)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of employee share options	554	1,683	—	—
Payment for repurchase of ordinary shares	(45,522)	(40,899)	—	—
Dividends paid	(205,172)	(378,472)	—	—

Net cash used in financing activities	(250,140)	(417,688)	—	—

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands)

	Year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	USD
Effect of foreign currency exchange rates on cash	(4,570)	(728)	(1,736)	(287)
Net increase / (decrease) in cash	141,089	(396,629)	(10,110)	(1,670)
Cash and cash equivalents at beginning of the year	626,796	767,885	371,256	61,327

Cash and cash equivalents at end of the year	767,885	371,256	361,146	59,657

Supplemental disclosure of cash flow information:
Income taxes paid	(30,141)	(36,144)	(44,725)	(7,271)

Accounts payable for purchase of property and equipment	4,720	3,664	4,593	759

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

(a)	Principal activities

China Nepstar Chain Drugstore Ltd. (the “Company”) and its subsidiaries (collectively with the Company, the “Group”) are principally engaged in the business of operating retail drugstores in the People’s Republic of China (the “PRC”). The Group’s drugstores provide pharmacy services and sell prescription drugs, non-prescription or over-the-counter drugs, nutritional supplements, herbal products, personal and family care products and convenience products such as snack food and beverages. As of December 31, 2013, the Company, through its subsidiaries, was the owner and operator of 2,066 retail drugstores in 77 cities in Guangdong, Jiangsu, Zhejiang, Liaoning, Shandong, Hunan, Fujian, Sichuan, Hubei, Anhui and Jilin provinces and Shanghai, Tianjin and Beijing municipalities of the PRC under the name of “China Nepstar”. All of the Group’s operations and customers are located in the PRC.

The following list contains the particulars of subsidiaries and an equity method investee which principally affected the consolidated results of operations and financial position of the Company.

Name of subsidiary/investee	Principal activities	Percentage of controlling interest as of December 31,
		2011	2012	2013
Shenzhen Nepstar Pharmaceutical Co., Ltd. (“Nepstar Pharmaceutical”)	Procurement of merchandise for the Group	100%	100%	100%
Weifang Nepstar Pharmaceutical Co., Ltd. (“Weifang Nepstar”)	Procurement of merchandise for the Group	100%	100%	100%
Shenzhen Nepstar Group Siping Northeast Co., Ltd. (“Siping Nepstar”)	Procurement of merchandise for the Group	—	—	100%
Shanghai Nepstar Chain Co., Ltd. (“Shanghai Nepstar”)	Operation of retail drugstores	100%	100%	100%
Guangzhou Nepstar Chain Co., Ltd. (“Guangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%
Ningbo Nepstar Chain Co., Ltd. (“Ningbo Nepstar”)	Operation of retail drugstores	100%	100%	100%
Sichuan Nepstar Chain Co., Ltd. (“Sichuan Nepstar”)	Operation of retail drugstores	100%	100%	100%
Jiangsu Nepstar Chain Co., Ltd. (“Jiangsu Nepstar”)	Operation of retail drugstores	100%	100%	100%
Dalian Nepstar Chain Co., Ltd. (“Dalian Nepstar”)	Operation of retail drugstores	100%	100%	100%
Hangzhou Nepstar Chain Co., Ltd. (“Hangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%
Shandong Minkang Nepstar Chain Co., Ltd. (“Shandong Nepstar”)	Operation of retail drugstores	100%	100%	100%
Shenzhen Nepstar Chain Co., Ltd. (“Shenzhen Nepstar”)	Operation of retail drugstores	100%	100%	100%

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION - CONTINUED

(a)	Principal activities - continued

Name of subsidiary/investee	Principal activities	Percentage of controlling interest as of December 31,
		2011	2012	2013
Qingdao Nepstar Chain Co., Ltd. (“Qingdao Nepstar”)	Operation of retail drugstores	100%	100%	100%
Tianjin Nepstar Chain Co., Ltd. (“Tianjin Nepstar”)	Operation of retail drugstores	100%	100%	100%
Yunnan Jian Zhijia Chain Drugstore Ltd. (“Yunnan Nepstar”)	Operation of retail drugstores (Note 1(a)(i))	40%	—	—
Fuzhou Nepstar Chain Co., Ltd. (“Fuzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%
Hubei Nepstar Chain Co., Ltd. (“Hubei Nepstar”)	Operation of retail drugstores	100%	100%	100%
Beijing Nepstar Chain Co., Ltd. (“Beijing Nepstar”)	Operation of retail drugstores	100%	100%	100%
Shenyang Nepstar Chain Co., Ltd. (“Shenyang Nepstar”)	Operation of retail drugstores	100%	100%	100%
Shenzhen Nepstar E-commerce Co., Ltd. (“Nepstar E-commerce”)	Online retail sales of merchandise	100%	100%	100%
Zaozhuang Nepstar Chain Co., Ltd. (“Zaozhuang Nepstar”)	Operation of retail drugstores	100%	100%	100%
Wenzhou Nepstar Chain Co., Ltd. (“Wenzhou Nepstar”)	Operation of retail drugstores (Note (i))	100%	100%	—
Hunan NepstarHealth Chain Co., Ltd. (“Hunan Nepstar”)	Operation of retail drugstores	100%	100%	100%
Wuhan Nepstar Drugstore Co., Ltd. (“Wuhan Nepstar”)	Operation of retail drugstores	—	100%	100%

Note (i)

Yunnan Nepstar was 40% owned by Nepstar Pharmaceutical and 60% owned by Yunnan Jianzhijia Holding Co., Ltd. (“JZJ Holding”), a company 100% beneficially owned by a director of Yunnan Nepstar. On December 28, 2012, the Group completed the sales of its 40% equity ownership in Yunnan Nepstar to JZJ Holding. In accordance with the terms of the agreement entered into by the Group and JZJ Holding in connection with the transaction, JZJ Holding has acquired the Group’s 40% equity ownership in Yunnan Nepstar for a total cash consideration of RMB81,480. As of December 31, 2012, Yunnan Nepstar was no longer an equity method investee of the Group. See Note 10.

On December 20, 2013, Wenzhou Nepstar was dissolved.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION - CONTINUED

(b)	Significant concentrations and risks

As of December 31, 2012 and 2013, the Group held US dollar denominated bank deposits of USD9,943 and USD9,745 (equivalent to RMB61,948 and RMB58,996) respectively, which were placed with financial institutions in the Hong Kong Special Administrative Region (“HKSAR”) of the PRC. Apart from the bank deposits in HKSAR, all of the Group’s bank deposits are with financial institutions in the mainland of the PRC.

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

In May 2007, the Company carried out a group reorganization whereby it transferred 51% equity interest in each of Shanghai Nepstar, Guangzhou Nepstar, Ningbo Nepstar, Sichuan Nepstar, Jiangsu Nepstar, Dalian Nepstar, Hangzhou Nepstar, Shandong Nepstar, Shenzhen Nepstar, Qingdao Nepstar and Tianjin Nepstar (collectively the “Pre-2009 Regional Companies”) to two PRC companies (the “Transferee Companies”). The Transferee Companies are legally held under the name of the Group’s employees in order to comply with certain PRC rules and regulations in relation to foreign ownership of companies in the PRC engaging in the retail drugstore businesses. The Transferee Companies paid an aggregate consideration of RMB31,794 to the Company for the 51% equity interest in the Pre-2009 Regional Companies, which was financed by loans provided by the Nepstar Pharmaceutical. In August 2009, Nepstar Pharmaceutical and the Transferee Companies established Fuzhou Nepstar, each holding 49% and 51% equity interests, respectively. The Transferee Companies paid the initial capital contribution of RMB1,530 with the loans provided by Nepstar Pharmaceutical.

In December 2009, Shenzhen Nepstar E-commerce Co., Ltd. (“Nepstar E-commerce”) was set up with 100% of equity interest owned by Nepstar Pharmaceutical to operate the online retail sales of merchandise. Under the PRC regulations, foreign investors are not allowed to own more than 50% of the equity interest in any “value-added telecommunications services” provider, or an entity conducting an internet content distribution business. As a result, in May 2010, Nepstar Pharmaceutical transferred its entire equity interest in Nepstar E-commerce to the two Transferee Companies. In return for the equity transfer, the Transferee Companies paid a total consideration of RMB10,000 (equal to the initial investment by Nepstar Pharmaceutical) to Nepstar Pharmaceutical. The cash of RMB10,000 was financed by a loan from Nepstar Pharmaceutical.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Significant items subject to such estimates and assumptions include the realizability of inventories, the useful lives and salvage values of property and equipment and intangible assets, the recoverability of the carrying amount of property and equipment, goodwill, intangible assets and investments, the realization of deferred tax assets, the collectability of accounts receivable, the fair values of financial instruments, and accruals of contingencies. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

(c)	Foreign currency transactions and translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company is the US dollar (“USD”), whereas the functional currency of the Company’s subsidiaries in the PRC is the RMB since the PRC is the primary economic environment in which the PRC subsidiary entities operate. Transactions denominated in currencies other than the functional currency are converted into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into the functional currency using the applicable exchange rates at the balance sheet dates.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(c)	Foreign currency transactions and translation - continued

For the convenience of the readers, the December 31, 2013 RMB amounts included in the accompanying consolidated financial statements have been translated into US dollars at the rate of US$1.00=RMB 6.0537, being the noon buying rate for US dollars in effect on December 31, 2013 for cable transfers in RMB per US dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at that rate or at any other rate on December 31, 2013 or at any other date.

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

Restricted cash of RMB36,000 (USD5,947) as of December 31, 2013 represented short-term pledged bank deposits placed with a bank, which were designated as security for bank acceptance bills granted by the financial institution, and will be released upon termination of the agreement with the financial institution. The remaining restricted cash of RMB1,000 (USD165) represented the government grant deposited at the designated bank account. The usage of the amount in this designated bank account requires the respective governmental bureaus’ approval.

(f)	Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable represent amounts due from banks relating to retail sales that are paid or settled by the customers’ debit or credit cards, amounts due from governmental social security bureaus relating to retail sales of drugs and prescription medicine that are paid or settled by the customers’ medical insurance cards, and amounts due from non-retail customers for sales of merchandise. Accounts receivable are stated net of an allowance for doubtful accounts. The Group maintains and records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts and aging data. Judgments are made with respect to the collectability of accounts receivable based on customer specific facts and current economic conditions. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance sheet credit exposure related to its customers.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(g)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method for all inventories. The Group carries out physical inventory counts on a quarterly basis at each store and warehouse location and records write-downs to inventories for shrinkage losses and damaged merchandise that are identified during the inventory counts. Write-downs due to shrinkage losses and damaged merchandise for the years ended December 31, 2011, 2012 and 2013 were RMB9,379, RMB9,072, and RMB11,926 respectively, and are included in cost of goods sold.

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

Intangible assets

The Group’s intangible assets represent operating rights acquired in business combinations (see Note 8). Operating rights are indefinite-lived intangible assets, which are not amortized but are reviewed for impairment annually or when events or circumstances indicate that the asset may be impaired.

Impairment of long-1ived assets

Long-lived assets, including property and equipment and intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Impairment of long-lived assets of RMB14,164 , RMB7,649 and RMB6,984 was recognized for the years ended December 31, 2011, 2012 and 2013 respectively (see Note 7).

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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(h)	Long-lived assets – continued

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

The Group performs annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. No impairment of goodwill was recognized for the years ended December 31, 2011, 2012 and 2013.

(i)	Cost and equity method investments

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

Investments in the stock of an investee, where the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as equity in income (loss) of an equity method investee in the consolidated statements of comprehensive income.

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

(j)	Land use right

Land use right represents the cost of the right to use land in the PRC. The land use right is carried at cost and charged to expense on a straight-line basis over a period of the right of 50 years.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(k)	Income taxes

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

The Group recognizes in the consolidated financial statements the impact of a tax position if , based on the technical merits of the position, that position is more likely than not of being sustained upon examination. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of comprehensive income.

(l)	Revenue recognition

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

The Group has introduced a Nepstar shopper’s card program (the “Program”). Under the Program, the Group’s retail customers deposit certain amount of cash into the pre-paid cards issued by the Group for future purchases of merchandise at the Group’s drugstores, and receive free products (which are in the form of low-value products sold at the Group’s stores) or a cash coupon to be used as a credit for a future purchase. The unused portion of the pre-paid cards as of the balance sheet date is recorded as deferred income, and recognized as revenue when a customer uses the card for subsequent purchase of merchandise. At the point of sale of the pre-paid cards, the fair value of the free products to be redeemed by customers and the fair value of the cash coupon are both recorded as deferred income and recognized as revenue upon redemption or usage. For all the years presented, the total amount of the free products and cash coupons recognized in the consolidated statements of comprehensive income was immaterial.

(m)	Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs amounted to RMB9,904 , RMB14,504 and RMB14,142 for the years ended December 31, 2011, 2012 and 2013, respectively and are included in sales, marketing and other operating expenses in the consolidated statements of comprehensive income.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(n)	Store opening costs

Expenditures related to the opening of new drugstores, other than expenditures for property and equipment, are expensed when incurred.

(o)	Vendor allowances

Vendor allowances are recorded as a reduction to the carrying value of inventories and subsequently recognized in cost of goods sold when the inventories are sold, unless the allowances are specifically identified as reimbursements for advertising, promotion and other services, in which case the allowances are recognized as a reduction of the related advertising and promotion costs.

For the years ended December 31, 2011, 2012 and 2013, the Company recognized vendor allowances of RMB76,067 , RMB87,338 and RMB104,714 in cost of goods sold, and RMB10,387, RMB13,131 and RMB16,759 as a reduction of advertising and promotion costs, respectively.

(p)	Warehouse, buying and distribution costs

Warehouse and buying costs represent primarily rental expenses for warehouses, staff cost and other expenses incurred in warehousing and purchasing activities. Distribution costs represent the costs of transporting the merchandise from warehouses to stores. Warehouse, buying and distribution costs are expensed as incurred and are included in sales, marketing and other operating expenses. Warehouse and buying costs amounted to RMB36,225, RMB37,757 and RMB39,172 and distribution costs amounted to RMB11,707, RMB11,208 and RMB11,042 for the years ended December 31, 2011, 2012 and 2013, respectively.

(q)	Operating leases

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

(r)	Retirement and other postretirement benefits

Contributions to defined contribution retirement plans are charged to the consolidated statements of comprehensive income as and when the related employee service is provided. The Group does not have any defined benefit retirement plans.

(s)	Share-based payments

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes that cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period.

(t)	Earnings per share

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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(u)	Treasury stock

Treasury stock is recorded at acquisition cost and is presented as a reduction from total equity. On cancellation of treasury stock, any excess of the carrying amount over the par value is charged to additional paid-in capital.

(v)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Historically, the Group has experienced no product liability claims.

(w)	Segment reporting

The Group’s chief operating decision maker has been identified as its Chief Executive Officer. The Group has one reportable operating segment, which is the retail drugstore business. Geographic information is not presented because all of the Group’s operations and customers are located in the PRC.

(x)	Fair value measurements

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

Cost

This approach is based on the amount that would be required to replace the service capacity of an asset.

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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(x)	Fair value measurements - continued

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Group did not have any financial assets and liabilities or nonfinancial liabilities that are measured at fair value on a recurring or nonrecurring basis as of December 31, 2012 and 2013.

The following table presents fair value measurements of assets that are measured at fair value on a nonrecurring basis at December 31, 2013:

Description	Year ended December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
	RMB	RMB	RMB	RMB	RMB

Property and equipment	123,183	—	123,183	—	(6,984)

(y)	Recently issued accounting standards

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 does not change the requirements for reporting net income or other comprehensive income in financial statements. The new standard is effective for reporting periods beginning after December 15, 2013. The Company will implement the provisions of ASU 2013-02 as of January 1, 2014.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The new standard is to be applied prospectively but retrospective application is permitted. The Company will implement the provisions of ASU 2013-11 as of January 1, 2014.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

3	CASH, CASH EQUIVALENTS AND BANK DEPOSITS

As of December 31, 2012 and 2013, the amount of cash and cash equivalents and bank deposits by original maturity was as follows:

	December 31,
	2012	2013
	RMB	RMB

Cash and cash equivalents	371,256	361,146

Short-term time deposits with maturity over three months but within one year	237,100	184,440

Long-term time deposits with maturity between one and two years	20,000	40,256

As of December 31, 2012 and 2013, cash and cash equivalents include US Dollar denominated bank deposits of USD9,943 and USD9,745 (equivalent to RMB61,948 and RMB58,996), respectively.

As of December 31, 2013, the interest rate of time deposits range from 3.05% to 4.4% per annum with a weighted average original maturity of 12.1 months. The Group places its cash in financial institutions with sound credit rating.

4	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable consist of the following:

	December 31,
	2012	2013
	RMB	RMB

Accounts receivable due from:
Banks	770	1,182
Social security bureaux	100,249	112,884
Non-retail customers	14,229	18,105

	115,248	132,171
Less: allowance for doubtful accounts	(647)	(187)

Accounts receivable, net	114,601	131,984

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

4	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS - CONTINUED

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2011, 2012 and 2013.

	December 31,
	2011	2012	2013
	RMB	RMB	RMB

Balance at the beginning of the year	156	—	647
Provision for the year	—	2,276	140
Reversal of bad debt expense	—	—	—
Write-off of accounts receivable	(156)	(1,629)	(600)

Balance at the end of the year	—	647	187

5	PREPAID EXPENSES, DEPOSITS AND OTHER CURRENT ASSETS

Prepaid expenses, deposits and other current assets consist of the following:

	December 31,
	2012	2013
	RMB	RMB

Prepaid rental	91,787	101,337
Rental deposits	695	244
Prepayments for purchases of merchandise	14,486	25,359
Advances to employees	2,021	3,077
Deferred tax charge on unrealized profits on inter-company sales	11,437	16,337
Store consumables and supplies	9,929	12,235
Accrued interest income	10,905	4,445
Other prepaid expenses and deposits	5,992	6,176

	147,252	169,210

6	INVENTORIES

Inventories consist of the following:

	December 31,
	2012	2013
	RMB	RMB

Merchandise in stores	324,947	408,216
Merchandise in warehouses	153,536	143,567

	478,483	551,783

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

7	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2012	2013
	RMB	RMB

Store buildings	14,617	18,087
Leasehold improvements	183,872	184,419
Store fixture and equipment	145,048	146,106
Software	34,933	36,714
Motor vehicles	14,731	14,572

	393,201	399,898
Less: Accumulated depreciation and amortization	(272,964)	(276,715)

	120,237	123,183

Total depreciation and amortization expense of property and equipment for the years ended December 31, 2011, 2012 and 2013 was RMB58,722, RMB44,916 and RMB36,711, respectively, of which RMB48,665, RMB34,526 and RMB27,063 was recorded in sales, marketing and other operating expenses and RMB10,057, RMB10,390 and RMB9,648 was recorded in general and administrative expenses. No depreciation and amortization expense was included in cost of goods sold for the years presented because the Company’s business does not involve manufacturing of merchandise and the amount of depreciation and amortization of property and equipment relating to warehousing and transporting the merchandise to store locations is not material.

The Group recognized impairment losses of RMB14,164, RMB7,649 and RMB6,984 for the years ended December 31, 2011, 2012 and 2013 respectively in respect of leasehold improvements and store fixture of certain loss-making drugstores. The Group determined that the carrying amounts of these leasehold improvements and store fixture would not be recoverable through future cash flows. The fair value of the property and equipment was based on the discounted estimated cash flows expected to generate from the use and eventual disposal of these assets.

8	ACQUISITIONS

As of December 31, 2010, acquisition deposits of RMB2,000 related to the amount paid to Shanghai Riye for the proposed acquisition of the remaining two stores. The proposed acquisition of one store from Shanghai Riye was completed in the first quarter of 2011. The proposed acquisition of the other store is not executed according to the terms of acquisition agreement and the related deposit of RMB1,000 was refunded in full in March 2012.

The Group accounted for the Shanghai Riye business combination using the acquisition method of accounting. The purchase price of RMB1,000 was allocated to the identifiable assets acquired and liabilities assumed based on their fair value as of the respective acquisition dates with an amount of RMB730 being recognized as goodwill. Acquisition related costs were expensed as incurred and included in general and administrative expenses in the consolidated statements of comprehensive income.

The primary purpose of these acquisitions was to gain presence in new geographic areas or increase market share in existing geographic areas so as to gain regional operational synergy in drugstore operations.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

9	GOODWILL AND OTHER INTANGIBLE ASSETS

(a) Intangible assets, net

	December 31,
	2012	2013
	RMB	RMB

Amortized intangible assets
Favorable lease contracts
Cost	3,692	—
Less: Accumulated amortization	(3,692)	—

	—	—

Unamortized intangible assets
Operating rights (Note 8)	2,868	2,509

Total intangible assets	2,868	2,509

As of December 31, 2012, the Group’s amortized intangible assets represented favorable lease contracts acquired in business combinations. The Group amortizes these favorable lease contracts on a straight-line basis over the remaining lease term ranging from 2 to 6 years from the date of acquisition. As of December 31, 2012, the favorable lease contracts was fully amortized.

Amortization expense for intangible assets was RMB191, RMB219 and nil for the years ended December 31, 2011, 2012 and 2013, respectively and was included in general and administrative expenses.

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

During the year ended December 31, 2013, one of the four stores acquired by Shanghai Nepstar was closed down and the related intangible asset of RMB0.4 million was written off accordingly.

(b) Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2013 were as follows:

	December 31,
	2012	2013
	RMB	RMB
Gross goodwill as of January 1	51,819	51,819
Accumulated impairment losses	—	—

Net goodwill as of December 31	51,819	51,819

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

10	EQUITY METHOD INVESTMENT

The equity in income of the equity method investee in 2012 of RMB1,337 was the equity income recognized for the 40% equity investment in Yunnan Nepstar. In 2012, Yunnan Nepstar declared and paid a cash dividend of RMB25,000 to Nepstar Pharmaceutical. For the purposes of the consolidated statement of cash flows, the amount of dividend received in 2012 of RMB11,175 that represents returns of the Company’s investment has been reported as cash flows from investing activities.

In 2012, the Company’s Board of Director approved the sale of the Group’s 40% equity ownership in Yunnan Nepstar to JZJ Holding for a total cash consideration of RMB81,480. A gain of RMB68,440 was recognized from disposal of an equity method investee upon completion of the sale. The gain was measured as the difference between cash consideration received and the carrying amount of the investment at the time of completion of the sales. The cash consideration of the transaction was received by the Company on December 28, 2012.

11	OTHER INCOME

In December 2012, the Company completed the sales of eight drugstores and related assets of Wenzhou Nepstar to Wenzhou Buyi Pharmacy Co., Ltd. (“Buyi”) for a total cash consideration of RMB2,200. A gain of RMB1,480 was recognized in other income upon completion of the sales. The gain was measured as the difference between cash consideration received and the carrying amount of these assets at the time of completion of the sales.

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

The CIT and its relevant regulations provide transitional rates for entities operating in the Shenzhen and Zhuhai Special Economic Zones, which are 24% and 25% for 2011 and 2012 onwards, respectively. The Company’s PRC subsidiaries and division operating in the Shenzhen and Zhuhai Special Economic Zones are subject to these transitional rates.

Under the CIT and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax. Under the China-HK Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company has determined that it has qualified for the 5% withholding tax rate for the years ended December 31, 2011 and 2012. The Company ceased to maintain its Hong Kong tax residency for 2013 and is therefore subject to a standard withholding tax rate of 10% for 2013.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

12	INCOME TAXES - CONTINUED

The Group’s income before income tax expense consist of:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

PRC	67,004	138,755	44,129
Non-PRC	(45)	(1,069)	(201)

Income before income tax expense	66,959	137,686	43,928

Income tax expense in the consolidated statements of comprehensive income consists of:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Current tax expense	35,802	49,616	36,351
Deferred tax benefit	(4,776)	(2,022)	(4,251)

Income tax expense	31,026	47,594	32,100

The reconciliation between actual income tax expense and the amount that results by applying the PRC statutory tax rate of 25% for the years ended December 31, 2011, 2012 and 2013, to income before income tax expense is as follows:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Computed “expected” tax expense	16,740	34,422	10,982
Effect of tax rate differential	(1,345)	(33)	50
PRC dividend withholding tax	680	4,598	2,351
Change in tax rate	—	—	8,659
Non-deductible expenses:
- Disallowed rental expenses	8,527	14,190	13,333
- Penalty charged by the pricing authority - Bad debt write-off	— —	— 569	1,419 194
- Disallowed entertainment expense	405	441	457
- Deemed profit method differential	(171)	396	328
- Others	196	642	555
Reversal of deferred tax liabilities on equity method investment	—	(6,250)	—
Non-taxable income	(872)	(1,132)	(1,308)
Effect of deemed interest income	624	—	—
Unrealized tax benefits in inter-company transactions	—	—	1,601
Investment loss on the dissolve of Wenzhou Nepstar	—	—	(1,250)
Release of unrecognized tax benefits due to expiration of the statute of limitations	(2,421)	(2,785)	(4,584)
Change in valuation allowance	8,663	2,536	(687)

Actual income tax expense	31,026	47,594	32,100

In 2012, dividends of RMB25,000 was received from Yunnan Nepstar, an equity method investee (see Note 10). Consequently, deferred tax liabilities of RMB6,250 arising from the recognition of the equity method investment was reversed.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

12	INCOME TAXES - CONTINUED

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2012 and 2013 are presented below.

	December 31,
	2012	2013
	RMB	RMB

Deferred tax assets:

- Tax loss carryforwards	34,590	40,621
- Inventories	1,960	3,971
- Impairment of property and equipment	2,834	2,625
- Accrual for membership reward program	788	411
- Accrual for government grant	—	250
- Accrued expenses	107	53
- Others	1,745	2,016

Total gross deferred tax assets	42,024	49,947
Valuation allowance	(37,264)	(31,894)

Total deferred tax assets	4,760	18,053

Deferred tax liabilities:

- PRC dividend withholding taxes	(6,782)	(15,914)
- Intangible assets	(717)	(627)

Total deferred tax liabilities	(7,499)	(16,541)

Net deferred tax (liabilities)/assets	(2,739)	1,512

Classification on consolidated balance sheets:

Deferred tax assets:
- Current	1,704	6,330
- Non-current	3,056	11,723

Deferred tax liabilities:
- Non-current	(7,499)	(16,541)

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Valuation allowance:

Balance as of January 1	32,015	37,405	37,264
Addition	10,774	10,115	9,893
Deduction	(2,111)	(7,579)	(10,580)
Reversal on expiration of tax loss	(3,273)	(2,677)	(4,683)

Actual income tax expense	37,405	37,264	31,894

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

12	INCOME TAXES - CONTINUED

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of the deferred tax assets, net of the existing valuation allowance as of December 31, 2012 and 2013. As of December 31, 2013, the Group recognized net deferred tax assets of RMB18,053, of which RMB11,260 relates to a subsidiary that is in cumulative loss position as of December 31, 2013. The net deferred tax assets recognized by this subsidiary include RMB9,221 relating to RMB36,885 tax loss carryforwards which expire in varying amounts between 2014 and 2018. The realization of these tax benefits is dependent on the generation of sufficient taxable income prior to expiration of the tax loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset will be realized. The amounts of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 2013, the tax loss carryforwards of the Group amounted to RMB162,484, of which RMB7,182, RMB24,598, RMB22,564, RMB30,999 and RMB77,141 will expire, if unused, by end of 2014, 2015, 2016 ,2017 and 2018 respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits in the PRC for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Balance as at January 1	25,194	31,015	36,237
Additions based on tax positions related to current year	8,242	8,007	14,190
Expiration of the statute of limitations	(2,421)	(2,785)	(4,584)

Balance as at December 31	31,015	36,237	45,843

The unrecognized tax benefits as of December 31, 2011, 2012 and 2013 are the potential benefits that, if recognized, would affect the effective tax rate. The unrecognized tax benefits mainly represent rental expenses taken on the tax returns in which the deductibility of such expenses does not meet the more likely than not threshold. As of December 31, 2013, the unrecognized tax benefits of RMB6,680 was presented as a reduction of the deferred tax asset for tax loss carryforwards of certain subsidiaries since the uncertain tax position would reduce the tax loss carryforwards under the tax law. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. No interest and penalty expenses were recorded for the years ended December 31, 2011, 2012 and 2013.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (USD15). In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The tax returns of the Company’s PRC subsidiaries for the tax years beginning in 2008 are subject to examination by the relevant tax authorities.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

13	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,
	2012	2013
	RMB	RMB

Accrued payroll and employee benefits	62,661	67,824
Other accrued expenses (Note (a))	19,380	26,258
Payable for purchases of property and equipment	3,664	4,593
Deposits received (Note (b))	2,315	2,801
VAT and other taxes payable	17,483	21,589

	105,503	123,065

Notes:

(a) Amounts represent primarily accrued rental, utilities, advertising and other sundry expenses.

(b) Amounts represent primarily guarantee deposits from constructors for renovation and construction projects.

14	DEFERRED INCOME

Deferred income consists of the following:

	December 31,
	2012	2013
	RMB	RMB

Deferred revenue arising from Shopper’s Card Program (Note 2(l)) and others	14,327	22,477
Deferred rebate income	18,365	17,391

	32,692	39,868

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

15	ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorizes the Company to issue 360,000,000 shares with a par value of USD0.0001 per share.

For the years ended December 31, 2011, 2012 and 2013, the Company issued 119,644, 368,160 and nil ordinary shares, respectively, to employees upon the exercise of vested share options.

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

On August 13, 2010, the Board of Directors of the Company authorized a share repurchase program (“The 2010 Program”). The 2010 Program allows the Company, from time to time and during a 12-month period starting from August 13, 2010, to purchase up to USD20,000 of its outstanding ordinary shares in the form of ADS from the open market. On August 19, 2011, the Board of Directors of the Company authorized another share repurchase program (“The 2011 Program”). The 2011 Program allows the Company, from time to time and during a 12-month period starting from August 19, 2011, to purchase up to USD20,000 of its outstanding ordinary shares in the form of ADS from the open market. During the years ended December 31, 2011, 2012 and 2013, the Company repurchased 5,476,490, 5,370,312 and nil of its ordinary shares for a total purchase price of USD7,233 (equivalent to RMB45,522), USD6,565 (equivalent to RMB40,899) and nil, respectively. As of December 31, 2012, all of the repurchased shares had been retired.

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

The Company’s PRC subsidiaries made appropriations to the statutory surplus reserve of RMB23,062 and RMB4,178, respectively for the years ended December 31, 2011 and 2012, and reversed RMB23 for the year ended December 31, 2013. The accumulated balance of the statutory surplus reserve as of December 31, 2012 and 2013 was RMB99,377 and RMB99,354, respectively. No equivalent amounts were appropriated by the Company.

17	DIVIDEND

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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

17	DIVIDEND - CONTINUED

On November 26, 2013, the Company’s Board of Directors declared a cash dividend of USD0.16 per ordinary share, totaling USD31,591 (equivalent to RMB192,470 at the exchange rate on November 26, 2013), to the ordinary shareholders on record as of close of business on December 20, 2013. The cash dividend has not been paid as of the year ended December 31, 2013 and was fully paid during January 2014.

18	REVENUE

Revenue by each major product categories is analyzed as follows:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Prescription drugs	495,352	519,557	601,934
Over-the-counter drugs	911,412	997,997	1,059,154
Nutritional supplements	450,714	399,397	392,009
Herbal products	99,627	100,419	109,284
Other product sales	534,185	532,486	536,722

	2,491,290	2,549,856	2,699,103

Certain pharmaceuticals sold in the PRC, primarily those included in the PRC’s published Medical Insurance Catalogue and those pharmaceuticals whose production or trading are deemed to constitute monopolies by the PRC government, are subject to retail price controls in the form of fixed prices or price ceilings. The fixed prices or the price ceilings of such pharmaceuticals are published by the national and provincial price administration authorities from time to time. The controls over retail prices could have a corresponding effect on Group’s pricing strategy. The prices of pharmaceuticals that are not subject to price controls are determined freely at the Group’s discretion, and in certain cases subject to notification to the provincial pricing authorities. Certain of the Group’s pharmaceutical merchandise are subject to price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price controls, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the years ended December 31, 2011, 2012 and 2013, approximately 30%, 30% and 31%, respectively of the Group’s revenue was generated from products that are subject to government pricing controls.

None of the Group’s customers contributed 10% or more of the Group’s revenue for the years ended December 31, 2011, 2012 and 2013.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

19	SHARE-BASED PAYMENTS - CONTINUED

All of the share options under the Pre-IPO Scheme have been vested by the year ended December 31, 2011 and the Company did not have any unrecognized share-based compensation expense related to unvested options issued under the Pre-IPO Scheme for the year ended December 31, 2012 and 2013.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

In connection with the share options and ordinary shares granted under the 2007 Plan during the years ended December 31, 2009 and 2010, the Company recorded share-based compensation expense of RMB5,712 in general and administrative expenses for years ended December 31, 2010. During the year ended December 31, 2010, 600,000 unvested share options granted to an executive officer were forfeited. No share-based compensation costs was recognized in previous years for these unvested share options. During the year ended December 31, 2011, 600,000 unvested share options granted to an executive officer were forfeited. Consequently, the corresponding share-based compensation costs recognized in previous year for the unvested share options were reversed and an amount of RMB1,195 was credited to general and administrative expenses for the year ended December 31, 2011. All share options and ordinary shares granted under 2007 Plan were vested or forfeited before December 31, 2011. No share-based compensation expense was recognized or reversed during the year ended December 31, 2012 and 2013.

A summary of the Company’s option activities for the years ended December 31, 2011, 2012 and 2013 is presented below:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (USD millions)

Outstanding as of January 1, 2011	1,339,750	USD 2.51
Exercised	(119,644)	USD 0.71
Forfeited	(610,356)	USD 3.67

Outstanding as of December 31, 2011	609,750	USD 1.71
Exercised	(368,160)	USD 0.72
Forfeited	(241,590)	USD 3.21

Outstanding as of December 31, 2012	—	—
Exercised	—	—
Forfeited	—	—

Outstanding as of December 31, 2013	—	—	—	—

Exercisable as of December 31, 2013	—	—	—	—

The total intrinsic value of share options exercised during the years ended December 31, 2011 and 2012 was USD98 and USD122, respectively. The intrinsic value is calculated as the difference between the market value of shares on the date of exercise and the exercise price of the shares.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

20	PENSION AND OTHER POST RETIREMENT BENEFITS

Pursuant to the relevant PRC regulations, the Company’s PRC subsidiaries are required to make contributions at rates ranging from 10% to 22% of their employees’ salaries and wages to a defined contribution retirement scheme organized by the local social security bureaus. The amount of contributions charged to general and administrative expenses and sales, marketing and other operating expenses in the consolidated statements of comprehensive income was RMB34,422, RMB37,824 and RMB39,152 for the years ended December 31, 2011, 2012 and 2013, respectively.

The Group has no other obligation to make payments in respect of retirement benefits of the employees.

21	EARNINGS PER SHARE

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Numerator:
Net income attributable to China Nepstar Chain Drugstore Ltd. ordinary shareholders	35,933	90,092	11,828

Denominator:
Basic weighted average number of ordinary shares	206,127,305	199,198,962	197,446,940
Dilutive effect of outstanding share options and non-vested shares	250,377	64,402	—

Dilutive weighted average number of ordinary shares	206,377,682	199,263,364	197,446,940

Basic earnings per ordinary share	0.17	0.45	0.06

Diluted earnings per ordinary share	0.17	0.45	0.06

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

21	EARNINGS PER SHARE - CONTINUED

In the calculation of diluted earnings per share, the Company excluded 200,000, nil and nil potential ordinary shares issuable upon exercise of employee share options for the year ended December 31, 2011, 2012 and 2013, respectively, as their effect would be anti-dilutive.

22	RELATED PARTY BALANCES AND TRANSACTIONS

For the periods presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Purchases from related parties (Notes 22(a))	105,154	92,906	138,835
Sales to related parties (Note 22(b))	2,207	5,454	2,490
Lease of property from a related party (Note 22(d))	1,082	1,082	1,082
Disposal of a subsidiary to a related party (Note 22(f))	20,000	—	—

	December 31,
	2012	2013
	RMB	RMB

Amounts due from related parties (Note 22(c))	8,254	379
Amounts due to related parties (Note 22(e))	18,381	29,247

Notes:

(a)	The Group purchased merchandise from Neptunus Group and its affiliates in the normal course of business.

The payment terms offered by the related parties to the Group for purchase of merchandise ranged from 60 to 90 days. For the periods presented, none of the Group’s suppliers accounted for 10% or more of the Group’s purchases of merchandise.

(b)	In the normal course of business, the Group sold merchandise to the following related parties as follows:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Neptunus Group and its affiliates	2,207	5,454	2,490

	2,207	5,454	2,490

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

22	RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

(c)	The amounts due from related parties represent the following:

	December 31,
	2012	2013
	RMB	RMB

Amount due from Neptunus Group and its affiliates related to:

Sales of merchandise (Note 22(b))	7,304	335
Expenses paid on behalf of related parties	950	44

	8,254	379

Expenses paid on behalf of related parties related to miscellaneous expenses paid by the Group on behalf of Neptunus Group.

(d)	The Group rented a property from Neptunus Group under an operating lease arrangement that was entered in November 2008. The monthly rental is approximately RMB90 and the lease agreement was renewed since November 1, 2013 and will expire in October 2015.

(e)	The balances represent amounts due to Neptunus Group and its affiliates in connection with the purchase of merchandise as described in Note 22(a) above.

(f)	In August 2011, the Group disposed of its 100% equity interest in a subsidiary, Nepstar Industrial Co., Ltd., to Neptunus Group at a total cash consideration of RMB20 million. The difference between consideration received and the carrying amount of the net assets of the subsidiary amounting to RMB19 was recognized in additional paid-in capital. As Neptunus Group held over 50% of the Company’s equity interests, the transaction is considered a transaction with entity under common control. Nepstar Industrial Co., Ltd. has not conducted any operations since its establishment in 2009. The purpose of the transaction is to simplify corporate structure and the divestment has not adversely affected the Group’s financial position or business operation.

CHINA NEPSTAR CHAIN DRUGSTORE LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share data)

23	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2013 are as follows. The Group’s leases do not contain any contingent rental payments terms.

Years ending December 31,	Store premises	Warehouses and office premises	Total
	RMB	RMB	RMB

2014	203,465	15,157	218,622
2015	214,026	11,987	226,013
2016	139,121	9,361	148,482
2017	92,496	8,450	100,946
2018	43,700	7,865	51,565
Thereafter	18,850	16,560	35,410

Total	711,658	69,380	781,038

The Group’s rental expenses under operating leases amounted to RMB375,626, RMB370,292 and RMB375,999 for the years ended December 31, 2011, 2012 and 2013, respectively.

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