Form 20-F
period 2014-12-31
China Nepstar Chain Drugstore Ltd.
filed 2015-04-23
CIK 1414850

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number 001-33751

China Nepstar Chain Drugstore Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

25F, Neptunus Yinhe Keji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People's Republic of China (Address of Principal Executive Offices)

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

Large accelerated filer	Accelerated filer	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

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

i

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014 and as of December 31, 2013 and 2014.

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

The following selected consolidated statement of comprehensive income data for the years ended December 31, 2012, 2013 and 2014 and selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive income data for the years ended December 31, 2010 and 2011 and selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements included in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Comprehensive Income Data
Revenue	2,356,604	2,491,290	2,549,856	2,699,103	2,953,314	475,988
Gross profit	1,163,939	1,188,637	1,180,544	1,178,307	1,230,522	198,324
Sales, marketing and other operating expenses	(985,510)	(1,015,165)	(1,011,695)	(1,026,798)	(1,098,000)	(176,965)
General and administrative expenses(1)	(128,196)	(120,671)	(115,734)	(121,542)	(125,577)	(20,239)
Income/(loss) from operations	21,270	38,637	46,946	22,983	(2,932)	(472)
Gain on disposal of an equity method investee (2)	—	—	68,440	—	—	—
Net income/(loss) attributable to China Nepstar Chain Drugstore Ltd.	16,508	35,933	90,092	11,828	(13,771)	(2,219)
Earnings/(loss) per share
Basic	0.08	0.17	0.45	0.06	(0.07)	(0.01)
Diluted	0.08	0.17	0.45	0.06	(0.07)	(0.01)
Shares used in computation
Basic	209,550,935	206,127,305	199,198,962	197,446,940	197,446,940	197,446,940
Diluted	210,406,560	206,377,682	199,263,363	197,446,940	197,446,940	197,446,940

(1) General and administrative expenses included share-based compensation expenses of RMB5.8 million in 2010, nil in 2012, nil in 2013 and nil in 2014. In 2011, 600,000 unvested share options granted to a former executive officer were forfeited. As a result, the corresponding share-based compensation costs recognized in previous year for the unvested share options were reversed and an amount of RMB1.2 million was credited to general and administrative expenses for 2011.

(2) On December 28, 2012, we disposed of our 40.0% ownership in JZJ which had been accounted for under the equity method.

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash, cash equivalents and other bank deposits	1,139,796	810,885	608,356	545,586	279,430	45,036
Restricted cash	5,000	—	36,000	37,000	37,423	6,031

Inventories	433,265	437,058	478,483	551,783	546,312	88,050
Accounts receivable, net of allowance for doubtful accounts	83,722	102,937	114,601	131,984	136,568	22,011

Total current assets	1,805,442	1,480,369	1,394,650	1,442,272	1,250,791	201,591
Property and equipment, net	192,019	141,817	120,237	123,183	137,750	22,201
Long-term bank time deposits	—	169,000	20,000	40,256	—	—
Total assets	2,153,109	1,942,197	1,644,011	1,727,115	1,514,104	244,029
Accounts payable	313,773	352,386	356,095	403,558	409,428	65,988
Amounts due to related parties	24,461	18,169	18,381	29,247	25,636	4,132
Total current liabilities	548,186	527,818	555,807	808,494	608,758	98,114
Total non-current liabilities	35,716	60,125	62,101	73,095	73,714	11,881
Total shareholders’ equity	1,569,207	1,354,254	1,026,103	845,526	831,632	134,034

Exchange Rate Information

This annual report on Form 20-F contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at the rate of RMB6.2046 to US$1.00, the exchange rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board of the United States as of December 31, 2014. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuations in the exchange rates of the Renminbi may have a material adverse effect on your investment” and “— Governmental control of currency conversion may affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 17, 2015, the exchange rate as published by the Federal Reserve Board of the United States was RMB6.1976 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	RMB per U.S. Dollar Exchange Rate(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 17)	6.1976	6.2010	6.2152	6.1930

(1)	For all periods the exchange rate refers to the rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board of the United States.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We distribute substantially all of our products to our stores through our national distribution center located near our headquarters in Shenzhen and 15 regional distribution centers located in various regions in China, and we deliver merchandise from these distribution centers to our stores partly using our own vehicles and partly by third party logistics services. Our ability to meet customer demand may be significantly disrupted if we do not successfully operate our distribution centers and efficiently conduct our distribution activities, or if one or more of our distribution centers are destroyed or forced to shut down for any reason, including as the result of a natural disaster. Any disruption in the operation of our distribution centers could result in higher costs or longer lead times associated with distributing our products. In addition, as it is difficult to predict accurate sales volume in our industry, we may be unable to optimize our distribution activities, which may result in excess or insufficient inventory, warehousing, fulfillment or distribution capacity. Furthermore, failure to effectively control damage to products during distribution could decrease our operating margins and reduce our profitability.

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

We began introducing private label products in September 2005, and sales of private label products accounted for 17.5% of our revenue and 24.8% of our gross profit in 2014. These products generally have higher profit margins than our other similar products. We believe that our success in gaining and maintaining broad market acceptance of our private label products depends on many factors, including:

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

Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. The trademark “Neptunus,” or “海王” in Chinese, is owned by Shenzhen Neptunus Group Co., Ltd., or the Neptunus Group, and we have obtained, under a license agreement, the non-exclusive right to use this trademark so long as the trademark is valid. The trademark “Neptunus,” or “Haiwang,” is also used by the Neptunus Group, its subsidiaries and affiliated entities, which are controlled by Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, China Neptunus Drugstore Holding Ltd., or Neptunus BVI. We have also obtained rights to use an aggregate of 618 additional trademarks, including 101 trademarks that are registered under Nepstar Pharmaceutical, 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use and 18 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2014, we have developed 2,156 private label products with these licensed trademarks. If the Neptunus Group, any of its subsidiaries or affiliated entities, or any third party uses the trade name “Neptunus,” or trademarks we use to develop our private labels in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use our proprietary information and know-how without infringing third party intellectual property rights. Despite the decrease in our revenue of private label products from RMB635.5 million in 2013 to RMB516.7 million in 2014, representing 23.5% and 17.5% of our total revenue, respectively, sales of our private label products still constitute an important component of our business. As litigation becomes more common in China, we continue to face risks of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. As of December 31, 2014, we were not involved in any disputes that were related to intellectual properties involving our private label products, but we cannot guarantee that such disputes will not implicate us in the future. Our current or potential competitors, many of which have substantial resources, may have or may obtain intellectual property protection that will prevent, limit or interfere with our ability to make, use or sell our products in China. Moreover, the defense of intellectual property suits, including trademark infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

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

As of December 31, 2014, we had 2,013 leased properties with an aggregate gross floor area of 311,401 square meters, of which 230,188 square meters were used as drugstores. 249 or approximately 12.4% of these leased properties had defects in their legal titles. Of all of the properties with defects in legal titles, 25,750 square meters were used as drugstores, equivalent to approximately 11.1% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds cannot be obtained from the relevant landlord; and (ii) the identity of the landlord as it appears on the relevant leasing contract does not match the identity of the registered owner as it appears on the property title deeds and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the former type of defects in title was 24,314 square meters, or approximately 10.5% of the total gross floor area of our drugstores, and with the latter type of defects in title was 3,179 square meters, or approximately 1.4% of the total gross floor area of our drugstores. In the absence of proper title documents, the relevant leasing contracts may not be valid or enforceable. We have been working to cure, or cause to be cured, defects in property titles and the related costs have been immaterial. We do not expect to incur material costs to cure outstanding defects in property titles in the future. Although we believe that failure to cure these defects would not result in the loss of a significant number of these leases, if any of such defects of title for these occupied properties is not cured, we may lose our rights to use some of these properties, and our business and operations may be severely disrupted. In addition, 109,868 square meters, or approximately 35.3% of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. We do not believe that the failure of registration will affect the validity or performance of these leases. We are making efforts to urge our landlords to cooperate with us to complete the required registrations as tenants alone cannot effect registrations under the applicable PRC regulations. However, if the required registrations are not effected, the relevant government authorities have the right to request both our landlords and us to complete the registrations and we could be subject to fines, the amount of which differs in various regions in China.

We have experienced, and may continue to experience, increasing rental costs as to the lease of our stores.

We have been experiencing increases in rental costs for the leasing of our stores in the past few years. In particular, the average rental expense for existing stores with renewal leases in 2013 and 2014, which were 585 and 498 stores, respectively, increased by approximately 19% and 10%, respectively, upon renewal of the existing leases of such stores. A majority of our leases have a five-year term. We expect rental costs for our stores to continue to increase in the future as China’s economy continues to grow and competition for desirable rental locations intensifies. Increase in rental costs may have a material adverse effect as to our financial condition and results of operations if we are unable to offset such higher costs through higher prices and/or increasing operational efficiency at our existing stores. In addition, higher rental costs may increase the amount of time required before our new stores would achieve profitability and affect our ability to expand our network of stores, which could materially and adversely impact our business and prospects.

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

We are a leading retail drugstore chain in China, with a network of 1,980 directly operated drugstores spanning 74 cities across 14 provinces and direct-controlled municipalities in China as of December 31, 2014. The effective management of our business has resulted in, and may continue to result in, substantial demands on our management, operational and other resources. In particular, the management of our growth will require, among other things:

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

One of our long-term growth strategies is to grow our business through selective acquisitions, especially in cities where local regulations prohibit the opening of new drugstores within certain distances of an existing drugstore, and in cities that are close to our distribution centers in order to gain operational efficiencies in distribution and leverage our information technology infrastructure over a broader store base. We constantly examine suitable targets for acquisition.

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

In November 2010, we launched a pilot version of our e-commerce website and in January 2011 launched our official e-commerce website, www.star365.com. However, we did not sell any pharmaceutical products through the website until October 1, 2011. Currently, we sell both pharmaceutical and non-pharmaceutical products mainly through our own website and an e-commerce store we set up with a third-party sales channel website, www.tmall.com. Revenue generated from our online sales increased from RMB65.8 million in 2013 to RMB126.5 million (US$20.4 million) in 2014, primarily due to our strategically developed product portfolio for online sales and marketing and promotion efforts.

Despite the increase in revenue from online sales, our ability to generate a profit from online sales from our own website and from any potential revenue-sharing with portal partners or collection of advertising fees remains unproven. Our online business strategy has not been tested over time and we cannot be certain that we will be able to successfully manage or grow our online business. We may incur significant costs as we continue to implement and improve our e-commerce platform. Given the limited operating history of our online business, it may be difficult for you to evaluate its performance and prospects.

Uncertainties regarding the growth and sustained profitability of e-commerce in China could adversely affect our online business prospects.

While e-commerce has existed in China since the 1990s, only recently have certain e-commerce companies in China become profitable. Thus, the long-term viability and prospects of various e-commerce business models, and e-commerce generally, in China remain relatively untested. Our future operating results from our online business, will depend on numerous factors affecting the development of e-commerce in China, which may be beyond our control. These factors include:

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

A decline in online shopping in general, or failure by us to improve the online shopping experience of our customers in response to trends and consumer needs, may adversely affect our online business prospects.

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

As of December 31, 2014, Simin Zhang, our founder and chairman of our board of directors, through Neptunus BVI, beneficially owned 54.2% of our outstanding share capital. As such, Mr. Zhang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may also cause the price of our ADSs to decline significantly.

If we grant additional share options, restricted shares or other share-based compensation in the future, our operating results could be materially adversely affected.

. We may issue options and other share-based awards according to the terms of China Nepstar Chain Drugstore Ltd. 2007 Share Incentive Plan, or our 2007 Share Incentive Plan, adopted on June 30, 2007. We recognize as an expense, the fair value of share options and other share-based compensation based on the fair value of equity-classified awards on the date of the grant, with the compensation expense recognized generally over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares and other equity incentives to our employees in the future, we could incur significant compensation expenses which could materially reduce our net income, and your investment in our ADSs could be significantly diluted. As of December 31, 2014, we did not have any share options outstanding that had not been exercised.

We may need additional capital and may not be able to obtain it at acceptable terms or at all.

As of December 31, 2014, our total cash, cash equivalents, bank deposits and restricted cash amounted to RMB316.9 million (US$51.1 million). Based on our current operating plans, we expect our existing resources, including our current cash and cash flows from operations, to be sufficient to fund our anticipated cash needs, including for working capital, repayment to borrowings and capital expenditures for at least the next 12 months. We may, however, need to raise additional funds if our expenditures exceed our current expectations due to changed business conditions or other future developments. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible into or exchangeable for our equity securities would result in additional dilution to you. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that restrict our operational flexibility. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

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

A substantial portion of our pharmaceutical products, primarily those included in the national and provincial medical insurance catalogs or in the national essential drug list, which are collectively referred to in this annual report as Essential Drug and Reimbursement Lists, are subject to price controls in the form of fixed retail prices or retail price ceilings. See “Item 4. Information on the Company — B. Business Overview — Regulation — Price Controls.” In addition, the retail prices of these products are also subject to periodic downward adjustments as PRC government authorities seek to make pharmaceutical products more affordable to the general public. Since May 1998, the relevant PRC government authorities have ordered price reductions of thousands of pharmaceutical products. In 2012, 2013 and 2014, approximately 30.4%, 31.0% and 30.6% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. As of December 31, 2014, the National Development and Reform Commission, or the NDRC, implemented price ceilings on 12,192 types of drugs, mainly commonly-used antibiotics and circulatory system medications, including 6,425 pharmaceutical products carried by our stores. Furthermore, the relevant PRC government authorities may impose ceilings on the gross margin that retailers may earn for products included in the Essential Drug and Reimbursement Lists, which may have a negative impact on our gross margin. On September 1, 2010, the Price Bureau of Guangdong Province implemented guidelines relating to the control of maximum retail prices, maximum wholesale prices, and the maximum spread between the retail and wholesale prices of generic pharmaceutical products subject to government-guided pricing. In November, 2013, the Price Bureau of Yuexiu District in Guangzhou City of Guangdong Province imposed a penalty of RMB5.7 million on us for noncompliance with the foregoing pricing guidelines, of which we settled RMB2.8 million in November 2013 and we settled the remaining penalty amount in April 2014. In October 2014, NDRC issued a consultation paper to local state bureaus of commodity prices, indicating that the existing price controls over pharmaceuticals may be relaxed. However, we do not know whether any enforceable regulations or rules will be stipulated and implemented, and the time such regulations or rules will be stipulated and implemented, and we cannot guarantee such consultation paper will result in any relaxation of price controls. Since a substantial number of drugs carried in our stores are also available for distribution through hospitals, such price control may have a material adverse effect on our revenue and profitability.

Our retail operations require a number of permits and licenses in order to carry on their business.

Drugstores in China are required to obtain certain permits and licenses from various PRC government authorities, including good supply practice, or GSP, certification. On January 22, 2013, the Ministry of Health (now China National Health and Family Planning Commission or the “NHFPC”) promulgated a new GSP, or the New GSP, which became effective on June 1, 2013. Compared with the previous GSP, the New GSP raised various standards to obtain certifications thereunder. For example, the New GSP requires drugstores to be equipped with (1) automatic temperature and humidity monitors and cold chain belt lines, as well as (2) remote prescription-review systems and low-temperature storage facilities in some cases, and to be staffed with licensed apothecaries. In accordance with the regulation, all the drugstores in China should obtain the new GSP certification by the end of 2015, and we have proceeded to renew our GSP certification in our subsidiaries. In addition to GSP certifications, we are also required to obtain food hygiene certificates for the distribution of non-pharmaceutical products.

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

Eligible participants in the PRC national medical insurance program, mainly consisting of urban residents in China, are entitled to buy medicines using their medical insurance cards in an authorized pharmacy, provided that the medicines they purchase have been included in the Essential Drug and Reimbursement Lists. The pharmacy in turn obtains reimbursement from the relevant government social security bureaus. Moreover, the applicable PRC laws, rules and regulations prohibit pharmacies from selling goods other than pre-approved medicines when purchases are made with medical insurance cards. We have established procedures to prohibit our drugstores from selling unauthorized goods to customers who make purchases with medical insurance cards. However, we cannot assure you that those procedures will be strictly followed by all of our employees in all of our stores. In the past, there have been incidents involving our store staff selling products other than pre-approved medicines to customers who make payment with medical insurance cards, and we have been subject to negative publicity, fines and other administrative penalties. If any of our drugstores or sales personnel is found to have sold products other than pre-approved medicines to customers who make payment with medical insurance cards, we would be subject to fines or other penalties. In addition, if we are deemed by the relevant local authorities to have violated such regulations, we may be subject to fines or other penalties. Any of these occurrences could damage our reputation as well as have a material adverse effect on our business, financial condition and results of operations. In 2013 and 2014, certain regions in China, such as Chengdu, Dalian, Xinjiang, Jilin, Shijiazhuang, Guangzhou, among others, adopted local regulations and some other regions have begun to promulgate local regulations that prohibit the sale of certain non-pharmaceutical products in pharmacies where medical insurance cards are accepted. In 2014, the Legislative Office of the People’s Government of Guangzhou issued a consultation paper for a proposed implementation rule of Guangzhou Social and Public Health Insurance Ordinance, indicating that the People’s Government may restrict certain pharmacies from selling non-pharmaceutical products. Such regulations have had and, in the case of those still in the legislative process, when they become effective, are expected to continue to have adverse impact to our business in these cities.

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

In addition, foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. Specifically, foreign investors are generally not allowed to own more than 50.0% of the equity interests in any “value-added telecommunications services” provider, or an entity conducting an Internet content distribution business, subject to limited exceptions such as in the Shanghai Pilot Free Trade Zone where the equity interest cap imposed by foreign investors was moved by the Ministry of Commerce, or the MOFCOM in January 2015. We depend on Shenzhen Nepstar to operate our online business and generate revenue from online sales. Because we are a Cayman Islands company and our wholly owned PRC subsidiary Nepstar Pharmaceutical is considered a foreign-invested enterprise, Nepstar Pharmaceutical has entered into contractual arrangements with Nepstar IT Service, Nepstar Management Consulting and their shareholders to retain control over Shenzhen Nepstar. Nepstar IT Service and Nepstar Management Consulting each own 41% and 10% of the equity interest in Shenzhen Nepstar, respectively.

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

We rely on contractual arrangements with the regional Nepstar companies, Nepstar IT Service and Nepstar Management Consulting and their respective shareholders to operate a substantial portion of our business in China and to provide us with legal and unilateral control over these entities. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” These contractual arrangements may not be as effective as exercising control through direct ownership of majority equity interests. Although we do not have a majority ownership interest in the regional Nepstar companies, under the relevant contractual arrangements, we are able to effect changes in the board of directors of these companies, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, as a legal matter, if any of the regional Nepstar companies, Nepstar IT Service, Nepstar Management Consulting or any of their respective shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce these arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you would be effective. For example, if Nepstar IT Service or Nepstar Management Consulting were to refuse to transfer its equity interest in the regional Nepstar companies to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take legal action to compel them to fulfill their contractual obligations.

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

We conduct all of our business through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends by our consolidated PRC entities only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. As of December 31, 2014, the accumulated balance of our statutory reserve funds totaled RMB98.9 million (US$15.9 million).Our statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future, some of our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially restrict our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Our auditor’s Chinese member firm of the KPMG network, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report for our annual report on this Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor, KPMG, currently relies on its Chinese member firm of the KPMG network for assistance in completing the audit work associated with our operations in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor’s Chinese member firm, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. On May 24, 2013, PCAOB announced that it had entered into a memorandum of understanding on enforcement cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance that establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to engage in discussions with the CSRC and Ministry of Finance to permit joint inspections in China of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. However, direct PCAOB inspections of independent registered public accounting firms in China are still not permitted by Chinese authorities.

The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s Chinese member firm’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Proceedings instituted by the SEC against Big Four PRC-based accounting firms, including our independent registered public accounting firm’s Chinese member firm of the KPMG network, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including KPMG network, from, among others, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure, undertakings to make a payment to the SEC, procedures and undertakings as to future requests for documents by the US SEC and possible additional proceedings and remedies should those undertakings not be adhered to.

Our independent registered public accounting firm currently relies on the Chinese member firm of the KPMG network for assistance in completing the audit work associated with our operations in China. If the settlement terms are not adhered to, Chinese member firms of “Big Four” accounting firms may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another qualified independent auditor to replace KPMG. A delinquency in our filings with the SEC may result in NYSE initiating delisting procedures or deregistration from the SEC, which could effectively terminate the trading of our ADSs in the United States, adversely harm our reputation and have other material adverse effects on our overall growth and prospect.

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

We are required under PRC law to make contributions to our employee benefit plans including pension, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Our contributions are made based on salaries, bonuses and certain allowances of our employees, in amounts within the range specified by the respective local government authorities where we operate our businesses. The total amount of contributions to pensions we incurred for these employee benefit plans in 2012, 2013 and 2014, was RMB37.8 million, RMB39.2 million and RMB40.6 million (US$6.5 million), respectively.

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

The State Administration of Foreign Exchange, or the SAFE, issued a public notice in October 2005, or the SAFE Circular No. 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch. In addition, relevant SAFE rules also require any share option plan adopted by the offshore special purpose company to be filed with the local SAFE branch when the offshore special purpose company is registered with the local SAFE branch, and such registration must be amended when option holders exercise their share options offshore. In July 2014, SAFE promulgated SAFE Circular No. 37, which replaced SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents, including PRC institutions and individuals, to register with the local SAFE branch in connection with their direct establishment or indirect control of an offshore entity, referred to in SAFE Circular No. 37 as a “special purpose vehicle,” for the purpose of holding domestic or offshore assets or interests. PRC residents must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on the ability to contribute additional capital to the PRC entity. Simin Zhang, a PRC resident and the beneficial owner of our current controlling shareholder, has registered with the local SAFE branch as required by the SAFE Circular No. 37, and we are in the process of filing our equity incentive plan with the local SAFE branch.

It is unclear how these regulations will be interpreted and implemented as SAFE Circular No. 37 is newly issued and it is possible that some or all of our shareholders who are PRC residents will not comply with all the requirements required by SAFE Circular No. 37 or related rules. The failure of our company, Simin Zhang or future beneficial owners of our company who are PRC residents to comply with the registration or filing procedures set forth in the SAFE rules may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our consolidated PRC entities, limit our consolidated PRC entities’ ability to distribute dividends to our company or otherwise materially and adversely affect our business.

In addition, on January 5, 2007, the SAFE promulgated the Implementing Rules of Measures for the Administration of Individual Foreign Exchange, or the Implementation Rules. Under the Implementation Rules, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a qualified PRC agent or the PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options. We and our PRC citizen employees, who have been granted share options, or PRC option holders, are subject to the Implementation Rules.

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

In addition, under the CIT Law, the Notice of the State Administration of Taxation on Overview of Treaty Dividends Withholding Tax Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on January 1, 2007 in the PRC, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which was issued on October 27, 2009, dividends from our PRC subsidiaries paid to us may be subject to withholding tax at a reduced rate of 5% if we are considered as a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate may be determined under an applicable tax treaty between the PRC and the jurisdiction in which the holder of the relevant PRC subsidiary is tax resident. Although we are a Cayman Islands incorporated company, in 2009 we received from the relevant tax authorities in Hong Kong a certification of resident status and were considered as a Hong Kong tax resident and subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. In February 2014, our company was denied its Hong Kong tax residency that applied to the year ended December 31, 2013 by the Hong Kong Inland Revenue Department. Our company is therefore now subject to a standard withholding tax rate of 10%, rather than a reduced tax rate of 5% under the tax treaty previously applied by us, for dividends to be paid or appropriated from our PRC subsidiaries. We continue to actively monitor the level of withholding tax in which we may be subject and are continuing to evaluate appropriate organizational changes, if any, to minimize the corresponding tax impact.

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

We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises.

Pursuant to the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, known as SAT Circular 698, issued by the State Administration of Taxation in 2009 with retroactive effect from 2008, and guidance subsequently issued in 2011 and 2015, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise, or properties of establishments of a foreign enterprise in the PRC, indirectly by disposing of the equity interests of an overseas holding company, or an Indirect Transfer, such Indirect Transfer may be subject to tax in the PRC. Using a “substance over form” principle, the PRC tax authorities may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10% under certain circumstances. In the case of an Indirect Transfer of property of establishments of a foreign enterprise in the PRC, the applicable tax rate would be 25%. SAT Circular 698 also provides that where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Both parties to an Indirect Transfer may be required to report the Indirect Transfer to the relevant tax authority of the PRC resident enterprise. In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of SAT Circular 698, including making tax filings regarding such transfer.

There is uncertainty as to the application of SAT Circular 698 and the subsequent guidance and related rules. For example, it may be difficult to evaluate whether or not a particular transaction has a reasonable commercial purpose, and such evaluation may be based on ambiguous criteria which have not yet been formally declared or stated by tax authorities. While such rules do not apply to transfers of our stock traded on a public capital market, SAT Circular 698 may be determined by the tax authorities to be applicable to any offshore restructuring transactions where non-resident investors are involved. The PRC tax authorities may pursue offshore shareholders to conduct a filing regarding the transactions and request that our PRC subsidiaries assist with such filing or be subject to certain penalties. As a result, we and our non-resident investors may become at risk of being subject to tax and penalties under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we and our non-resident enterprise investors should not be taxed under SAT Circular 698 for our previous and future restructuring, which may have a material adverse effect on our financial condition and results of operations.

Fluctuations in the exchange rates of the Renminbi may have a material adverse effect on your investment.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. This change in policy permitted the Renminbi to fluctuate within a narrow and managed band against a basket of foreign currencies. However, on June 19, 2010, the PRC government announced the adoption of measures to allow broader fluctuation of the Renminbi. In addition, the PRC government has allowed international transactions to be settled in Renminbi in 20 provinces, autonomous regions and municipalities in China. In April 2012, the People’s Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%, beginning on April 16, 2012. In 2014, the Renminbi depreciated 2.5% against the U.S. dollar. On March 15, 2014, the People’s Bank of China further expanded the floating range of the trading price of the Renminbi against the U.S. dollar from 1.0% to 2.0%.

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

On November 9, 2010, the SAFE promulgated a notice on relevant issues concerning strengthening the administration of foreign exchange business, which requires the authenticity of the settlement of net proceeds from an offshore offering to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, in November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

The regulations also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise in which any of the following situations exists: (i) the transaction involves an important industry in China; (ii) the transaction may affect national “economic security”; or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. As we may grow our business in part by acquiring complementary businesses in the future, complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions. Any such delay or inability to obtain applicable approvals to complete our potential future acquisitions could affect our ability to expand our business or maintain our market share.

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

In addition, certain actions require the approval of a super majority of at least two-thirds of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium.

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

Based on the quarterly average valuation of our assets, including goodwill for the taxable year ended on December, 31, 2014, we do not believe that we were a PFIC for our taxable year ended on December 31, 2014, although there can be no certainty in this regard due to the complex nature of the applicable rules. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually after the close of the taxable year. Accordingly, our PFIC status for any taxable year cannot be determined until after the close of such taxable year. In particular, our PFIC status may be determined based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. In addition, although the law in this regard is unclear, we treat the regional Nepstar companies as being owned by us for U.S. federal income tax purposes, not only because we retain control over their management decisions but also because we retain the economic risks and rewards of these entities. If it were determined, however, that we are not the owner of the regional Nepstar companies for U.S. federal income tax purposes, we would be more likely to be treated as a PFIC for any taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor, unless you make a timely “mark-to-market” election to mitigate these consequences. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisor regarding the application of the PFIC rules in your particular circumstances and the advisability of making a mark-to-market election.

ITEM 4.          INFORMATION ON THE COMPANY

A.           History and Development of the Company

China Nepstar is incorporated in the Cayman Islands. Our principal executive offices are located at 25F, Neptunus Yinhe Keji Building, No.1, Kejizhong 3rd Road, Nanshan District, Shenzhen, Guangdong Province 518057, People's Republic of China. Our telephone number is (86) 755-2643-5319 and our website is www.nepstar.cn. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

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

In December 2009, we formed Nepstar E-Commerce as a subsidiary of Nepstar Pharmaceutical with the intention to operate our e-commerce business. On May 20, 2010, Nepstar Pharmaceutical entered into transfer agreements with Nepstar IT Service and Nepstar Management Consulting, respectively, to transfer to each a 50.0% equity interest in Nepstar E-Commerce. In August 2011, we changed the operator of our e-commerce business from Nepstar E-Commerce to Shenzhen Nepstar. As of January 28, 2013, Shenzhen Nepstar obtained all the licenses which are required for the operation of our e-commerce business. We launched a pilot version of our e-commerce website in November 2010. In January 2011, we launched our official e-commerce website, www.star365.com. On October 1, 2011, we began selling over-the-counter drugs through the website.

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

In July 2013, we established Shenzhen Nepstar Group Siping Northeast Co., Ltd. in Siping City, solely owned by Shenzhen Nepstar.

In October 2014, we established Wuhan Nepstar Chain Co., Ltd. in Wuhan City, solely owned by Shenzhen Nepstar.

We currently operate our drugstore business in China through a series of contractual arrangements Nepstar Pharmaceutical entered into with Nepstar IT Service, Nepstar Management Consulting and their shareholders to retain control over the regional Nepstar companies, as well as to retain the economic risks and rewards of these entities. See “Item 4. Information on the Company — C. Organizational Structure.”

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

In 2012, 2013 and 2014, our capital expenditures totaled RMB35.0 million, RMB47.2 million and RMB60.0 million (US$9.6 million), respectively. In the past, our capital expenditures were used primarily to open drugstores, acquire drugstores through business combinations, set up distribution centers and install and upgrade our integrated information management system. We estimate that our capital expenditures in 2015 will range from approximately RMB60.0 million to RMB100.0 million, which we plan to use for setting up new stores and distribution centers as well as upgrading our information management system.

B.           Business Overview

We are a leading retail drugstore chain in China, with a network of 1,980 directly operated drugstores spanning 74 cities across 14 provinces and direct-controlled municipalities in China as of December 31, 2014. We believe we have succeeded in building a national retail drugstore chain with an extensive footprint in China, and we have the leading market position in a number of the most developed cities in China, including Shenzhen, Dalian, Hangzhou, Ningbo, and Guangzhou, in terms of store count.

We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including over-the-counter drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. Unlike most other drugstores and retail drugstore chains in China, we also offer private label products, which we believe distinguishes our company from our key competitors. We launched our first private label products in September 2005 and offered 2,156 private label products as of December 31, 2014. Sales of our private label products accounted for 17.5% of our revenue and 24.8% of our gross profit in 2014.

We also operate an Internet website, www.star365.com, where online shoppers can purchase over-the-counter drugs, nutritional supplements, herbal products, personal care products, reproductive health products and household convenience products, among other products. Online sales accounted for 4.3% of our revenue and 2.1% of gross profit in 2014.

Our Store Network

We are a leading retail drugstore chain in China based on the number of directly operated stores, with a store network comprising 1,980 directly operated stores as of December 31, 2014. We operate all of our stores directly, which we believe is critical in building a strong brand name and offering a more consistent customer experience across our store network. Moreover, we believe direct operation of our drugstores is very important to our success in the retail drugstore chain business in China, given the highly fragmented market, the relatively small size of other retail drugstore chains and their short operating histories. Through a decade of direct operating experience, we have developed standards among various aspects of drugstore operations in order to provide a high quality of services in all of our stores. Direct operation also enables us to better select store locations that meet the consumer traffic requirements, target new neighborhoods and leverage our existing distribution centers. In addition, our direct operation business model allows us to operate a relatively centralized and streamlined organizational structure, which enables us to expedite decision making and thus deploy our financial, operational and management resources more effectively. Furthermore, our business model also allows us to address local demand for specific products and services more accurately, to control our corporate overhead expenses and to provide uniform and high-quality training for our employees.

We carefully select our store sites to maximize consumer traffic, store visibility and convenience for our customers. Substantially all of our stores are located in well-established urban residential communities in 74 cities in China, where living standards and consumer purchasing power are generally higher than in rural areas. The following table sets forth the number of stores we owned and operated as of the dates indicated in the following top ten cities that we operated in as of December 31, 2014:

	As of December 31,
City	2012	2013	2014
Shenzhen	344	329	314
Dalian	197	203	220
Hangzhou	158	145	139
Ningbo	141	126	121
Guangzhou	132	120	111
Suzhou	78	82	89
Qingdao	104	93	83
Chengdu	77	79	82
Weifang	82	84	75
Tianjin	78	74	72
Others	741	731	674
Total	2,132	2,066	1980

The following table provides a history of our store openings and acquisitions as of the dates indicated:

	As of December 31,
	2012	2013	2014
Number of stores at the beginning of the period	2,395	2,132	2,066

Stores closed/disposed of during the period	319	188	216
New stores opened during the period	56	122	130
Number of stores at the end of the period	2,132	2,066	1,980

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

Our Products and Services

We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including over-the-counter drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. We have rigorously analyzed a large number of drugs available for sale in China and have concluded that a much smaller quantity of active ingredients are present in a significant majority of drugs purchased by our consumers. Accordingly, we have selected a diverse range of medicines based upon these ingredients which we believe drive consumer demand. Our typical store carries approximately 2,100 to 2,700 different products. We constantly review and refine our product selection in order to respond to changing demographics, lifestyles, habits and product preferences of our customers. Our product selection is designed to offer choices and convenience to our customers and to achieve high gross margins for us.

Product Offerings

Our merchandise can be broadly classified into the following categories:

Prescription Drugs. We offer approximately 3,733 prescription drugs. We accept prescriptions only from licensed health care providers and do not prescribe medications or otherwise practice medicine. Our in-store pharmacists verify the validity, accuracy and completeness of all prescription drug orders. We request that all prescription drug customers provide us with information regarding drug allergies, current medical conditions and current medications. Our in-store pharmacists also perform a drug utilization review in which they cross-check every prescription against the customer’s submitted information for drug, disease and allergy interactions. Sales of prescription drugs accounted for 22.3% of our revenue in 2014.

Over-the-Counter Drugs. We offer approximately 3,470 over-the-counter drugs, including western medicines and traditional Chinese medicines, for the treatment of common diseases. Sales of over-the-counter drugs accounted for 40.1% of our revenue in 2014.

Nutritional Supplements. We offer approximately 476 nutritional supplements, including a variety of healthcare supplements, vitamins, minerals and dietary products. Nutritional supplements normally generate higher gross margins than prescription and over-the-counter drugs. Sales of nutritional supplements accounted for 13.3% of our revenue in 2014.

Herbal Products. We offer various types of drinkable herbal remedies and packages of assorted herbs for making soup, which are used by consumers as health supplements. Herbal products typically have higher gross margins than prescription and over-the-counter drugs. Sales of herbal products accounted for 4.2% of our revenue in 2014.

Other Products. Our other products include personal care products such as skin care, hair care and beauty products, family care products such as portable medical devices for family use, birth control and early pregnancy test products, and convenience products, including soft drinks, packaged snacks, cleaning agents and stationery. Our other products also include seasonal and promotional items tailored to local consumer demand for convenience and quality. In May 2010, we began to further expand our product offerings by introducing general merchandise and consumables, primarily in the following categories: convenience foods, produce, household cleaning and laundry products, and mother and baby products. We believe that offering these products and consumables increases the amount that customers spend per visit by meeting growing demand for one-stop shopping convenience, and helps mitigate the negative impact of ongoing healthcare reform and government policies, which have caused price reductions to pharmaceutical products on the national Essential Drug and Reimbursement Lists. Sales of other products accounted for 20.1% of our revenue in 2014.

Private Label Products

We launched our first private label product in September 2005, and since then our private label portfolio has increased to 2,156 products marketed under 171 private labels, covering all categories of products we offer. In 2014, private label products accounted for approximately 17.5% of our revenue and 24.8% of our gross profit. We believe private label branding gives us more freedom and flexibility in pricing and more control over product attributes and quality.

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

As part of our marketing efforts and in order to build customer loyalty, we launched our “Loyal Customer” program in 1999. As of December 31, 2014, this program had more than 10.8 million members, approximately 4.4 million of whom were active members, which are defined as customers who make purchases from our stores at least once a year and whose contact information is available in our database. We also award VIP memberships to those member customers who make purchases of at least RMB2,000 from our stores annually. As of December 31, 2014, the number of our VIP members accounted for approximately 1.6% of our total members. Under the loyalty points collection program we implemented in 2011, our member customers are entitled to receive free healthcare circulars published by our stores and gain one loyalty point for every RMB10.0 spent on our products, and our VIP members are entitled to receive an additional two loyalty points for every RMB10.0 spent on our products. Loyalty points may be used as discounts for future purchase and also to exchange for gifts. At the end of calendar year, unutilized loyalty points are forfeited.

We maintain a database of our loyalty scheme membership, including customer profiles and purchasing records, which help us to tailor our promotional programs to meet our customers’ specific needs. On average, members of our loyalty scheme spend approximately 2.4 times more per sales transaction than non-member customers, and our member customers purchase more frequently from our stores than non-member customers. Sales to our member customers accounted for 65.8% of our revenue in 2014.

The following table sets forth the approximate number of our loyalty scheme members as of the dates indicated:

	As of December 31,
	2012	2013	2014(1)
	(in thousands)
Members	10,261	12,285	10,759
Active members	4,376	4,891	4,379

(1)    In 2014, we terminated the membership of approximately 1.9 million inactive members.

In 2010, we began to introduce the Nepstar Shopper’s Card program, which we implemented in all of our stores by September 2010. The Nepstar Shopper’s Card is a prepaid card, bearing a face value of RMB100, RMB300, RMB500 or RMB1,000. During the launch stage, customers were encouraged to use their Nepstar Shopper’s Cards to purchase certain beverage, convenience food, household and personal care products at certain Nepstar stores and accumulate bonus credits, which could then be used to purchase pharmaceutical and nutritional products in those stores. Currently, customers may use their Nepstar Shopper’s Cards to purchase any products at any of our stores.

Customers

During 2014, our stores served an average of approximately 75 customers per day per store. Our typical customers are urban residents in major Chinese cities. We periodically conduct qualitative customer surveys in cities in which we operate more than 100 drugstores, which help us build a stronger understanding of our market position and our customers’ purchasing habits. In addition, we sell prescription and over-the-counter drugs to non-retail customers who choose to purchase from us rather than from manufacturers and distributors of pharmaceutical products directly, as these non-retail customers believe they can leverage the economies of scale realized by our greater purchasing power and obtain better pricing terms from us than directly purchasing the same products from the manufacturers and distributors. Sales to these non-retail customers accounted for less than 1.0% of our revenue in each of 2012, 2013 and 2014.

Our sales to retail customers are paid in cash or by debit or credit cards, or by medical insurance cards under the national medical insurance program. We obtain payments from the relevant government social security bureaus for sales made to eligible participants in the national medical insurance program every one to three months. See “— Regulation — Reimbursement under the National Medical Insurance Program.” As of December 31, 2014, 1,146, or 57.9% of our stores are designated stores under the PRC national medical insurance program.

Procurement

We currently source our merchandise from 1,689 suppliers, including 652 manufacturers and 1,037 wholesalers. In 2014, 74.0% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 8.0% of our total purchases in 2014. The transaction value of purchases from our largest five suppliers accounted for 24.6% of our total purchases in 2014.

While our selection of suppliers is currently centralized, supplier negotiations and placing of purchase orders are to a large degree handled by the regional Nepstar companies, partly reflecting the dominance of regional wholesalers in China’s drug supply chain. We are in the process of centralizing our merchandise procurement and replenishment operations. We believe a more centralized and controlled procurement strategy not only benefits us by reducing our cost of purchase, but also benefits the manufacturers from whom we source our products. This is because drug manufacturers have historically relied on wholesalers to sell their products due to the relative small size of drug retailers, and manufacturers incur significant marketing expense to promote their brands and products. As we grow our revenue and continue to centralize our merchandise procurement, our greater sourcing capabilities make us a more attractive distribution channel for many drug manufacturers. In addition, as our customers choose to purchase drugs from our stores due to their trust in our brand name and reputation, manufacturers can reduce their marketing expenses while increasing their sales volume by selling directly to us.

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

Distribution

Our stores are supported by our national distribution center located near our headquarters in Shenzhen and 15 regional distribution centers serving our drugstores located in 74 cities across China.

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

Quality Control

We have selected 433 manufacturers out of a large number of manufacturers as suppliers of our private label products after reviewing their good manufacturing practice, or GMP, compliance status, product selection, quality and manufacturing, packaging, transportation and storage capabilities as well as cost competitiveness.

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

Competition

The drugstore industry in China is intensely competitive, rapidly evolving and highly fragmented. We primarily compete with other retail drugstore chains or independent drugstores. We compete for customers primarily on the basis of brand name, store location, merchandise selection, prices, and services offered. We believe that continued consolidation of the drugstore industry and continued new store openings by chain store operators will further increase competitive pressures in the industry. In addition, in certain targeted cities, such as Beijing and Shanghai, where local regulations prohibit the opening of new drugstores within certain distances of an existing store, and where other retail drugstore chains and independent drugstores have occupied many prime locations, we expect to face additional competition in terms of finding suitable new store locations if we expand into these cities.

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

Insurance

We maintain property insurance policies covering our distribution centers, stores and vehicles for losses due to fire, flood and a wide range of other disasters. In 2014, our total insurance coverage totaled approximately RMB880.8 million (US$142.0 million) and we paid approximately RMB0.6 million (US$0.1 million) in insurance premiums. In addition, like other similar companies in China, we do not carry product liability insurance, and we do not have any business interruption insurance due to the limited coverage of any business interruption insurance in China. We consider our current insurance coverage to be adequate. However, successful product liability and personal injury claims and uninsured damages to any of our distribution centers and our stores could have a material adverse effect on our financial condition and results of operations.

Regulation

As a distributor and retailer of pharmaceutical products and medical devices, we are subject to regulation and oversight by different levels of the food and drug administration in China, and in particular China Food and Drug Administration, or the CFDA, which was established in 2013 as the successor to the State Food and Drug Administration, or the SFDA. In November 2009, the PRC Ministry of Commerce and the SFDA jointly issued a notice to strengthen the PRC Ministry of Commerce’s regulation of drugstores.

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

In addition, under the Supervision and Administration Rules on Pharmaceutical Product Distribution promulgated by the SFDA on January 31, 2007, and effective May 1, 2007, a pharmaceutical product distributor is responsible for its procurement and sales activities and is liable for the actions of its employees or agents in connection with their conduct of distribution on behalf of the distributor. A retail distributor of pharmaceutical products is not allowed to sell prescription pharmaceutical products, or Tier A over-the-counter pharmaceutical products, listed in the Essential Drug and Reimbursement Lists without the presence of a certified in-store pharmacist. See “— Reimbursement under the National Medical Insurance Program Essential Drugs and Reimbursement Lists.”

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

Regulations on Distribution of Medical Devices

Some of our medical devices are subject to regulatory controls governing medical devices. As a distributor of medical devices, we are subject to regulation and oversight by the CFDA, and its relevant local branches. CFDA requirements include obtaining production permits, product registrations and export registrations, and compliance with clinical testing standards, manufacturing practices, pricing practices, quality standards, applicable industry standards, adverse event reporting, and advertising and packaging standards.

In China, medical devices are classified into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Classification of a medical device is important because the class to which a medical device is assigned determines, among other things, whether a distributor needs to obtain a distribution permit or notify municipal level food and drug administration and file for record, and the level of regulatory authority involved in granting permit or maintaining record.

Class I devices are those with low risk to the human body and are subject to “general controls.” Class I devices require product registration and are regulated by the city level food and drug administration where the manufacturer is located. Class II devices impose medium risk to the human body and are subject to “strict controls.” Class II devices require product registration by their manufacturers, usually through a quality system assessment, and are regulated by the provincial level food and drug administration where the manufacturer is located. Class III devices, subject to “special controls,” impose high risk to the human body, such as life-sustaining, life-supporting and implantable devices. Class III devices also require product registration by manufacturers and are regulated by the CFDA under the strictest regulatory control. Our medical devices for distribution cover all the three categories of medical devices as described above.

We must have a distribution license to engage in sales and distribution of Class III medical devices in China. The distribution license is valid for five years and is renewable upon expiration. The distributor does not need the distribution license in connection with the sale and distribution of Class I and Class II medical devices, but must notify the municipal level food and drug administration and file for record with it.

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

ICP service operators are required to monitor their websites in accordance with relevant PRC laws and regulations, including but not limited to the Internet Measures. They may not produce, duplicate, post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites, including any content that:

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

Regulations on Information Security and Censorship

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

Good Supply Practice Standards

GSP standards regulate wholesale and retail pharmaceutical product distributors to ensure the quality of distribution of pharmaceutical products in China. On January 22, 2013, the Ministry of Health (now NHFPC) promulgated the New GSP, which became effective on June 1, 2013. The New GSP strengthens the previous GSP’s requirements for pharmaceutical product distributors to implement strict controls on the distribution of medicine products, including standards regarding staff qualifications, distribution premises, warehouses, inspection equipment and facilities, management and quality control. The GSP certificate is usually valid for five years. In accordance with the New GSP, all the drugstores in China should obtain the new GSP certification by the end of 2015, and we have proceeded to renew our GSP certification in our subsidiaries.

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

The Tort Law of the PRC was promulgated in December 2009, which stipulates that if damages to consumers are caused by defective products as a result of the fault of a third party such as a transportation carrier or a warehouse, the producers and the sellers of the products have the right to recover their respective losses from such third party. If defective products are identified after they have been put into distribution, the producers or the sellers are required to take remedial measures in a timely manner, such as issuance of warning, recall of products, etc., or otherwise will be subject to liabilities. If the products are produced and sold with known defects, causing death or severe damage to the health of others, the consumers suffering from damages have the right to claim punitive damages in addition to compensatory damages.

Price Controls

The retail prices of some pharmaceutical products sold in China, primarily those included in the Essential Drug and Reimbursement Lists and those pharmaceutical products whose production or distribution are deemed to constitute monopolies, are subject to price controls in the form of fixed prices or price ceilings. In particular, manufacturers and distributors cannot freely set or change the retail price for any price-controlled product above the applicable price ceiling or deviate from the applicable fixed price imposed by the PRC government. The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject to notification to the provincial pricing authorities. The National Development and Reform Commission, or the NDRC, may grant premium pricing status to certain pharmaceutical products that are subject to price controls and may set the price-ceiling of pharmaceutical products that have obtained such status at a level that is significantly higher than that of comparable products.

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

Since May 1998, the relevant PRC government authorities have ordered price reductions of thousands of pharmaceutical products. In 2012, 2013 and 2014, approximately 30.4%, 31.0% and 30.6% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. In October 2014, NDRC issued a consultation paper to local state bureaus of commodity prices, indicating that the existing price controls over pharmaceuticals may be relaxed. However, we do not know whether any enforceable regulations or rules will be stipulated and implemented and the time such regulations or rules become effective if they are stipulated, and we cannot guarantee that such consultation paper will result in any relaxation of price controls. Any future price controls or government mandated price reductions may have a material adverse effect on our financial condition and results of operations, including significantly reducing our revenue and profitability. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Industry — The retail prices of some of our products are subject to control, including period downward adjustment, by PRC government authorities.”

Reimbursement under the National Medical Insurance Program

Eligible participants in the national medical insurance program, mainly consisting of urban residents, are entitled to purchase medicine when presenting their medical insurance cards in an authorized pharmacy, provided that the medicine they purchase is on the Essential Drug and Reimbursement Lists. Depending on relevant local regulations, authorized pharmacies either sell medicine on credit and obtain reimbursement from relevant government social security bureaus on a monthly basis, or receive payments from the participants at the time of their purchases, and the participants in turn obtain reimbursement from relevant government social security bureaus.

Medicines included in the Essential Drug and Reimbursement Lists are divided into two tiers. Purchases of Tier A pharmaceutical products are generally fully reimbursable, except that certain Tier A pharmaceutical products are only reimbursable to the extent the medicine is used for purposes specifically stated in the Essential Drug and Reimbursement Lists. Purchasers of Tier B pharmaceutical products, which are generally more expensive than Tier A pharmaceutical products, are required to make co-payments, with the remaining amount being reimbursable. The percentage of reimbursement for Tier B over-the-counter pharmaceutical products varies in different regions in the PRC. Factors that affect the inclusion of medicine in the Essential Drug and Reimbursement Lists include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public.

The PRC Ministry of Labor and Social Security, together with other government authorities, have the power to determine every two years which medicines are included in the national medical insurance catalog and each of the two-tiers, as well as whether an included medicine should be removed from the catalog. Provincial governments are required to include all Tier A medicines listed on the national medical insurance catalog in their respective provincial Essential Drug and Reimbursement Lists. For Tier B medicines listed in the national medical insurance catalog, provincial governments have the discretion to reduce or increase the number of Tier B medicine listed in the national medical insurance catalog that is to be included in their respective provincial Essential Drug and Reimbursement Lists by no more than 15%. The amount in a participant’s individual account under the program varies, depending on the amount of contributions from the participant and his or her employer. Generally, participants under the national medical insurance program who are from wealthier parts of China and metropolitan centers have greater amounts in their individual accounts than those from other parts of the country. Different regions in China have different requirements regarding the limitations on reimbursements in excess of the amounts in the individual accounts.

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

Seasonality of Our Business

See “Item 5. Operating and financial Review and Prospects – Seasonality.”

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

The amount of compensation is calculated according to either the gains acquired by the infringer from the infringement, or the losses suffered by the trademark owner, including expenses incurred by the trademark owner to claim and litigate such infringement. If it is difficult to determine the gains acquired by the infringer from the infringement, or the losses suffered by the trademark owner, the court may elect to award compensatory damages not exceeding RMB500,000 according to the currently effective PRC Trademark Law and not exceeding RMB3 million according to the newly promulgated Third Amendment to PRC Trademark Law to be effective on May 1, 2014.

If the trademark infringement is so serious as to constitute a crime, the trademark owner may file a complaint with the police, and the infringer would be subject to investigation for criminal liability in accordance with PRC law.

Dividend Distribution

The principal laws, rules and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), as amended in October 2005 and December 2013, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our consolidated PRC entities, including wholly foreign-owned enterprises, or WFOEs, and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities, including WFOEs and domestic companies, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the accumulated amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends. As of December 31, 2014, the accumulated balance of our statutory reserve funds totaled RMB98.9 million (US$15.9 million).

Tax

See “Item 10. Additional Information — E. Taxation.”

C.           Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report. Except China Nepstar, which is incorporated under the law of Cayman Islands, each of the other companies within our corporate structure is incorporated under PRC law.

48

(1)         Shenzhen Nepstar Chain Co., Ltd. owns 100% of the equity interest in each of the following subsidiaries: Beijing Nepstar Huashi Drugstore Co., Ltd.; Beijing Nepstar Guangqumen Drugstore Co., Ltd.; Beijing Nepstar Tiyuguanlu Drugstore Co., Ltd.; Beijing Nepstar Shuangjing Drugstore Co., Ltd.; Beijing Nepstar Tongda Drugstore Co., Ltd.; Beijing Nepstar Hongda Drugstore Co., Ltd.; Beijing Nepstar Xingda Drugstore Co., Ltd.; Hubei Nepstar Pharmaceutical Co., Ltd.; Wuhan Nepstar Drugstore Co., Ltd.; Shenzhen Nepstar Group Siping Northeast Co., Ltd. and Wuhan Nepstar Chain Co., Ltd.

*	Significant subsidiaries

D.           Property and Equipment

Our corporate headquarters are located in Shenzhen, where we lease an aggregate of 1,671 square meters of office space. As of the date of this annual report, we operated one national distribution center located near our headquarters and 15 regional distribution centers with a combined total of approximately 58,132 square meters of space.

Substantially all of our store space is leased from third parties. Our leases generally have a five-year term. As of December 31, 2014, 1,295 leases (covering an aggregate gross floor area of approximately 121,184 square meters, equivalent to approximately 38.9% of the total gross floor area of properties we occupied) will terminate within two years. We must negotiate with the lessors for extensions to the old leases or enter into new leases upon their termination. The lessors may request a rent increase. Under applicable PRC law, we have priority over other potential lessees with respect to the leased store space on the same terms. Our community stores are normally relatively small in size, and the facilities inside the store are easily movable. As a result, we do not expect our drugstore operations to be materially and adversely affected by any failure to renew or enter into new leases.

As of December 31, 2014, we had 2,013 leased properties with an aggregate gross floor area of 311,401 square meters, of which 230,188 square meters were used as drugstores. 249 or approximately 12.4% of these leased properties had defects in their legal titles. Of the properties with defects in legal titles, 25,750 square meters were used as drugstores, equivalent to approximately 11.1% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds cannot be obtained from the corresponding lessors; and (ii) the identity of the lessor as it appears on the relevant leasing contract does not match the identity of the registered owner as it appears on the property title deeds, and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the former type of defect in title was 24,312 square meters, or approximately 10.5% of the total gross floor area of our drugstores, and with the latter type of defect in title was 3,179 square meters, or approximately 1.4% of the total gross floor area of our drugstores. In addition, 109,868 square meters, or approximately 35.3% of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We do not possess clear leasehold titles or written agreements providing for usage rights in respect of some of our occupied properties.”

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

A.           Operating Results

Overview

Since our inception in 1995, we have expanded our operations through organic growth and selective acquisitions of drugstores in China. In 2009, we acquired a total of seven stores, consisting of five stores in Beijing from Beijing Zeruntang Medical Ltd. and two stores in Shanghai from Shanghai Riye Chain Co., Ltd. In 2010, we acquired three other stores from Shanghai Riye Chain Co., Ltd., six stores from Beijing Xiang Yun Kang Drugstore and eight stores from Wenzhou RenRenHao Chain Drugstore Co., Ltd. In 2011, we completed the acquisition of another store from Shanghai Riye Chain Co., Ltd. We accounted for these acquisitions using the acquisition method of accounting under FASB ASC Topic 805, Business Combinations. In 2012, we disposed the eight stores we acquired from Wenzhou RenRenHao Chain Drugstore Co., Ltd. In 2014, we disposed one store we acquired from Beijing Zeruntang Medical Ltd. and 18 stores we opened in Zao Zhuang, Shandong Province. We also close stores that do not perform well. Taking into account the 19 stores we disposed, we closed 216 stores and opened 130 new stores in 2014. As of December 31, 2014, we had a total of 1,980 directly operated drugstores.

We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Dalian, Hangzhou, Ningbo and Guangzhou, in terms of store count. Our total revenue was RMB2,549.9 million and RMB2,699.1 million and our net income was RMB90.1 million and RMB11.8 million in 2012 and 2013, respectively. In 2014, our revenue increased to RMB2,953.3 million (US$476.0 million) and we incurred a net loss of RMB13.8 million (US$2.2 million), primarily due to increases in our cost of goods sold and operating expenses that outpaced revenue growth.

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

The Size of the Retail Market of Pharmaceutical Products in China and Changes in Government Regulations Affecting the Drugstore Industry

Our business and revenue growth depend on the size of the retail market of pharmaceutical products in China. Retail sales of pharmaceutical products in China have grown significantly in recent years. In the medium-term to long-term, we believe that future growth in the Chinese drugstore industry will be driven by compelling industry fundamentals and favorable demographics. In particular, the increasing wealth and disposable income of the Chinese people, an aging and more health conscious population and continued urbanization will contribute to the continued growth of the drugstore industry in China in the foreseeable future.

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

In March 2009, the State Council announced plans to establish community health clinics in urban areas, which would provide basic drugs to patients at or near cost. While we believe that these community health clinics primarily target lower income and more price-sensitive customers compared to our typical clientele, these community health clinics may attract customers who would otherwise purchase drugs from our stores, alter foot traffic into our stores or otherwise directly or indirectly compete with us, which could have a material adverse effect on our financial condition, results of operations and prospects.

In August 2009, the Ministry of Health (now NHFPC) established the Essential Drug List, which contains 205 types of chemical drugs and 102 types of traditional Chinese medicines. In October 2009, the NDRC implemented price ceilings on 2,349 pharmaceutical products, including drugs or medicines on the Essential Drug and Reimbursement Lists, which included 1,728 pharmaceutical products carried by our stores. Due in part to the implementation of these price ceilings, our gross margins experienced downward pressure in 2010 as compared to 2009 and continued to experience downward pressure in 2011. In March 2013, NHFPC updated the Essential Drug List, which contains 317 types of chemical drugs and 203 types of traditional Chinese herbal medicines. As of December 31, 2014, 2,643 pharmaceutical products carried by our stores were on the List. If more pharmaceutical products carried by our stores become subject to price ceilings or if any reductions in existing price ceilings are implemented, our gross margins could be further reduced, and our net income and profitability could be materially reduced. In April 2014, the NHFPC, NDRC together with other government authorities issued an opinion to ensure the supply of regular low-price medicines. Since a substantial number of drugs carried in our stores are also available for distribution through hospitals, such price control may have a material adverse effect on our revenue and profitability if such price control goes into effect.

We believe that our extensive store network and operational expertise, strong brand name and development plan provide us with a strong platform and we are well-positioned to capture growth opportunities in China’s drugstore industry.

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

	Year Ended December 31,
	2012	2013	2014

Number of stores at the beginning of the year	2,395	2,132	2,066
Number of stores at the end of the year	2,132	2,066	1,980

During 2014, our stores served an average of approximately 75 customers per day per store. Our customer visits in 2014 slightly decreased as compared with 77 customers per day per store in 2013, primarily because of the termination of certain marketing and promotion programs in which free samples were given to customers.

We believe that store location is an important factor in driving our store sales. Our goal is to establish clusters of stores in well-developed cities in China. Within each major city, we aim to locate our stores in well-established residential communities. In 2014, in order to manage our stores more effectively and to improve the overall quality of store sales performance, we closed 216 stores, most of which were performing below our expectations. The number of closed stores in 2014 increased from 188 in 2013 to 216 in 2014, due to our more stringent performance reviews. We also sped up the pace of new store openings, adding 130 new stores in 2014 as compared to 122 new stores in 2013, as a result of the improvement in the sales performance of our stores generally, despite the fact that new stores may incur high initial costs.

For our drugstores that were opened prior to December 31, 2012, the average daily revenue per store increased from RMB3,541 in 2013 to RMB3,861 in 2014. The increase was mainly due to our effort in closing poorly performing stores, expanding product offerings into non-pharmaceutical categories of higher price points, as well as streamlining our store operations.

	2013		2014
	Number of drugstores as of year end	Daily Average Revenue per Store	Number of drugstores as of year end	Daily Average Revenue per Store
Opened prior to December 31, 2011	1,893	3,554	1,701	3,860
Opened in 2012	54	3,072	49	3,887
Opened prior to December 31, 2012	1,947	3,541	1,750	3,861

Our Ability to Optimize Product Offerings and Increase Sales, including Sales of Private Label Products

The following table sets out a breakdown of our revenue by product categories for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	RMB’000	% of Revenue	RMB’000	% of Revenue	RMB’000	US$’000	% of Revenue
Prescription drugs	519,557	20.4	601,934	22.3	658,031	106,055	22.3
Over-the-counter drugs	997,997	39.1	1,059,154	39.2	1,183,665	190,772	40.1
Nutritional supplements	399,397	15.7	392,009	14.5	393,466	63,415	13.3
Herbal products	100,419	3.9	109,284	4.1	124,810	20,116	4.2
Other products(1)	532,486	20.9	536,722	19.9	593,342	95,630	20.1
Total	2,549,856	100.0	2,699,103	100.0	2,953,314	475,988	100.0

(1)   Includes personal care, family care and convenience products.

Our ability to optimize product offerings is an important factor affecting customer visits, store traffic, sales volume, and margins, which affects our results of operations. It is essential for us to balance brand name products, which are popular among customers, with private label products, which generate higher margins. We also need to balance our pharmaceutical and non-pharmaceutical products to achieve the right balance of store traffic, sales volume and margins. As a result, we continuously review and refine our product offerings to respond to changing demographics, lifestyles, habits and preferences of customers. We aim to improve our product range to increase sales volume and revenue in a competitive market.

We generate a substantial portion of our revenue from sales of prescription drugs, over-the-counter drugs and nutritional supplements. In particular, sales of prescription drugs accounted for 22.3% of our revenue in 2014, sales of over-the-counter drugs accounted for 40.1% of our revenue in 2014 while sales of nutritional supplements accounted for 13.3% of our revenue in 2014.

In 2014, we expanded our product offerings and introduced 146 new non-pharmaceutical products, of which 15 are private label products. Sales of food, household, personal care and other products accounted for 20.1% of our revenue in 2014. We plan to continue to expand our offering of personal care, family care and convenience products, which we believe will increase expenditure per customer visit by providing greater one-stop shopping convenience. We believe that our extensive store network, operational expertise, strong brand name and focus on average store revenue growth provide us with a competitive platform to capture growth opportunities in China’s retail market for convenience products.

Our private label products generally have higher margins than our other products, because we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and the distributors’ profit margin in the traditional merchandise supply chain. We launched our first private label product in September 2005, and since then our private label portfolio has increased to 2,156 products marketed under 171 private labels as of December 31, 2014, covering all categories of products we offer. The increase in private label product sales was a significant factor contributing to the increases in our gross margin since late 2005.

To develop our private label products, we have also obtained rights to use an aggregate of 618 additional trademarks, including 101 trademarks that are registered under Nepstar Pharmaceutical, 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use and 18 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2014, we have developed 2,156 private label products with these licensed trademarks. Private label products accounted for approximately 23.5% and 17.5% of our revenue, and 31.8% and 24.8% of our gross profit in 2013 and 2014, respectively. Private label branding also gives us more freedom and flexibility in pricing and more control over product attributes and quality.

The following tables set forth certain information with respect to our private label products for the year ended December 31, 2014:

Private Label Revenue as a Percentage of Revenue of the Category
Prescription drugs	7.2%
Over-the-counter drugs	11.7%
Nutritional supplements	41.7%
Herbal products	27.1%
Others(1)	22.3%
Total(2)	17.5%

(1)    Includes personal care, family care and convenience products.

(2)    Certain private labels are used in multiple categories of products.

Our Ability to Control Procurement Cost and Optimize Product Pricing

Our cost of goods sold consists primarily of purchase cost of merchandise. No depreciation or amortization is included in our cost of goods sold because our business does not involve manufacturing, and the amount of property and equipment we use in acquiring, warehousing and transporting merchandise to our stores is limited, and hence, the related depreciation and amortization is negligible. We have been consolidating our procurement through centralized purchases from fewer suppliers, which we believe will enable us to procure goods on more favorable terms due to our enhanced bargaining position with our suppliers. We do not expect, however, to be dependent on any particular supplier and expect to continue purchasing merchandise from a large number of suppliers in the foreseeable future. We currently source our merchandise from 1,689 suppliers, including 652 manufacturers and 1,037 wholesalers. In 2014, 74.0% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 8.0% of our total purchases in 2014. The transaction value of purchases from our largest five suppliers accounted for 24.6% of our total purchases in 2014.

We source the majority of our merchandise from regional manufacturers and wholesalers of drug and non-drug products, and we make pricing decisions for these products, including all of our private label products. We set the retail prices of these products based on various factors, including our procurement costs, our agreements with suppliers, government policy and regulation, competition, customer preference and regional market considerations. In determining prices, we seek to maximize our gross margin as well as remain competitive in the market. For example, we set prices for some of our private label products lower than those of equivalent products under our suppliers’ brands. We are able to do so while commanding higher gross margins for our private label products as we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and distributors’ profit margin in the traditional merchandise supply chain. In addition, we source a portion of our drugs from large manufacturers, and the pricing decisions for these products are usually made by the manufacturers based on factors such as the prices of competitive drugs and the expected marketing expenditures.

We purchase and sell certain merchandise from and to the Neptunus Group and its affiliates. In 2012, 2013 and 2014, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB92.9 million, RMB138.8 million and RMB57.4 million (US$9.2 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB5.5 million, RMB2.5 million and RMB2.6 million (US$0.4 million), respectively. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Companies in Which a Major Shareholder Had Equity Interests.”

A portion of the medicines sold in our stores, primarily those included in the Essential Drug and Reimbursement Lists, are subject to price controls in the form of fixed prices or price ceilings. From time to time, the PRC government publishes a list of medicines that are subject to price controls either at the national level or the provincial or regional level. Fixed prices and price ceilings on medicines are determined based on profit margins that the relevant government authorities deem reasonable, the type and quality of the medicine, its production costs and the prices of substitute medicines. Any future price controls or government mandated price reductions may have a material adverse effect on our financial condition and results of operations, including significantly reducing our revenue and profitability.

While carrying medicines subject to price controls generally increases customer traffic and sales of other products, these medicines also generally have lower margins compared to our other products. Since May 1998, the relevant PRC government authorities have ordered price reductions on thousands of pharmaceutical products. In 2012, 2013 and 2014, approximately 30.4%, 31.0% and 30.6%, respectively, of our revenue was derived from sales of pharmaceutical products that were subject to price controls. The increase in the number of pharmaceutical products we offered that were subject to price controls from the level of 2009 reflected the inclusion of more pharmaceutical products, especially popular pharmaceutical products, in China’s national medical insurance catalog. We expect that sales of pharmaceutical products that are subject to price controls as a percentage of our total revenue to further increase in the future, which we expect to have a negative effect on our gross margin.

Our Ability to Control Operating Expenses and Achieve a High Level of Operating Efficiency

Our ability to control operating expenses and achieve a high level of operating efficiency is a key factor driving our results of operations. The following table sets forth our operating expenses as a percentage of our revenue for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
Sales, marketing and other operating expenses	39.7%	38.0%	37.2%
General and administrative expenses	4.5%	4.5%	4.3%
Impairment losses of property and equipment	0.3%	0.3%	0.3%
Total operating expenses	44.5%	42.8%	41.8%

Our sales, marketing and other operating expenses primarily consist of salaries and benefits of our in-store pharmacists and other store and distribution center staff as well as rental and utility expenses of our stores and distribution centers. Sales, marketing and other operating expenses also include depreciation of leasehold improvements of our stores, distribution centers and store equipment as well as costs associated with organizing promotional and marketing activities. Sales, marketing and other operating expenses as a percentage of our revenue decreased from 39.7% in 2012, 38.0% in 2013 and 37.2% in 2014 due to the growth of revenue and closure of underperforming stores. We expect our total sales, marketing and other operating expenses to increase as a result of inflation as well as future growth of our business.

Our general and administrative expenses primarily consist of salaries and benefits for our management and administrative personnel, rental and utility expenses of premises used for administrative purposes, depreciation of our administrative equipment, fees and expenses for legal, accounting and other professional services, office consumables and other expenses associated with our administrative offices. We expect general and administrative expenses to increase as we recruit additional professionals and incur additional costs as a result of inflation as well as future growth of our business.

Other key factors affecting our operating expenses include the following:

•	Inventory levels. We must maintain sufficient inventory levels to meet our customers’ needs while balancing the risk of accumulating excess inventory. Carrying excess inventory would increase our inventory holding costs, and failure to have sufficient inventory could cause us to lose customers, either of which could reduce our revenue and profitability. In 2012, 2013 and 2014, our inventory turnover days, calculated as the average of inventory at the beginning of the year and inventory at each quarter end of the year, divided by cost of goods sold for the year and then multiplied by 365, was 120 days, 119 days and 118 days, respectively.

•	Costs associated with closing underperforming stores. We closed 319,188 and 216 underperforming stores during 2012, 2013 and 2014, respectively. The cost associated with closing underperforming stores were RMB8.9 million, RMB5.7 million and RMB5.8 million (US$0.9 million) for 2012, 2013 and 2014, respectively.

•	The amount of time required to open new stores. The amount of time required for us to open new stores, measured from date of initial occupation to commencement date of operations, increased from an average of 36 days in 2012, 45 days in 2013 to 46 in 2014. The amount of time required for us to open new stores is primarily determined by the amount of time the relevant local government authority takes to grant license for us to open our new stores. As part of our efforts to continue to reduce the amount of time for new stores to become profitable, we have developed uniform standards and streamlined our store operations through centralized management.

Seasonality

Our business is subject to seasonal variations in demand. In particular, traditional retail seasonality affects the sales of nutritional supplements, herbal products, personal and family care products, convenience products and certain drugs. Sales of our pharmaceutical products typically benefit in the fourth quarter from the winter cold season and are lower in the first quarter of each year because of the Chinese New Year holidays, which results in our customers generally paying fewer visits to drugstores during this period. Sales of some health and beauty products are also driven, to some extent, by seasonal purchasing patterns and seasonal product changes.

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

Under the CIT Law and implementation regulations, the PRC income tax rate of 10%, or lower applicable tax rate if specified in a tax treaty, is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. As we derive substantially all of our revenue and income from our operations in China, if we are considered to be a “non-resident enterprise” for PRC tax purposes, dividends to be paid by our PRC subsidiaries to us will be subject to PRC income tax.

All of our operating subsidiaries, including the regional Nepstar companies, were incorporated in the PRC. Prior to January 1, 2008, certain subsidiaries and tax paying retail store entities located and conducting operations in the Shenzhen Special Economic Zones, Zhuhai Special Economic Zones and the Yunnan Province in the PRC were subject to a preferential tax rate of 15%. Under the implementation rules of the CIT Law, companies that enjoyed preferential income tax rates prior to January 1, 2008 had a five-year period to transition to the 25% statutory income tax rate. In particular, companies that were subject to a tax rate of 15% were subject to tax rates of 22%, 24%, 25%, 25% and 25% in 2010, 2011, 2012, 2013 and 2014 onwards, respectively. Accordingly, our operating subsidiaries and retail store entities in Shenzhen and Zhuhai were subject to 25% income tax rates in 2012, 2013 and 2014 onwards, respectively. Our subsidiaries outside of Shenzhen and Zhuhai have been subject to the 25% statutory income tax rate since January 1, 2008.

In addition, in February 2014, our company was denied its Hong Kong tax residency that applied to the year ended December 31, 2013 by the Hong Kong Inland Revenue Department. Our company is therefore now subject to a standard withholding tax rate of 10%, rather than a reduced tax rate of 5% under the tax treaty previously applied by us, for dividends to be paid or appropriated from our PRC subsidiaries. We continue to actively monitor the level of withholding tax to which we may be subject and are continuing to evaluate appropriate organizational changes, if any, to achieve tax optimization.

Impact of Foreign Currency Fluctuation

See “Item 11. ITEM 11. Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk.”

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect: (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions. Together, these factors form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

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

At each balance sheet date, we assess the need to establish a valuation allowance that reduces deferred tax assets when it is more likely than not that all, or some portion, of the deferred tax assets will not be realized. A valuation allowance would be based on all available information including but not limited to our projections of future taxable income, which take into account the market environment for each of the tax-paying entities within the period during which temporary differences reverse or before our tax loss carry-forwards expire, and any available tax planning strategies. Sufficient negative evidence may require that a valuation allowance be established with respect to the deferred tax assets. The deferred tax assets balance is analyzed regularly by management. Based on our historical operating results and projections for our future taxable income as well as tax planning strategies over the periods during which the tax loss can be utilized, we believe it is more likely than not we will not realize some portion of our deferred tax assets and, as a result, a valuation allowance of RMB40.8 million (US$6.6 million) was provided for as of December 31, 2014. Projections of future taxable income incorporate several assumptions of future business and operations that may differ from actual experience. If, in the future, our assumptions and estimates that resulted in our projections for future taxable income for each tax-paying component prove to be incorrect, the valuation allowance against our deferred tax assets may be adjusted.

Depreciation and Amortization

Our long-lived assets include property and equipment and intangible assets. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property and equipment (including the salvage values), and intangibles, in order to determine the amount of depreciation and amortization expenses to be recorded during any reporting period. We amortize leasehold improvements of our retail drugstores and other business premises over the shorter of five years or the lease term. A majority of our leases have a five-year term. We estimate the useful lives of our other property and equipment at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological and other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we may shorten the useful lives assigned to these assets as appropriate, which will result in the recognition of increased depreciation and amortization expense in future periods. There was no change to the estimated useful lives and salvage values in 2012, 2013 and 2014.

Impairment of Long-Lived Assets

We evaluate long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to the estimated undiscounted future cash flow expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and, in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. We recognized impairment losses of RMB7.6 million, RMB7.0 million and RMB9.9 million (US$1.6 million) in 2012, 2013 and 2014, respectively, with respect to leasehold improvements and store fixtures of certain underperforming stores.

Impairment of Goodwill

Our goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations. We evaluate goodwill at least annually for impairment, and more frequently if events and circumstances indicate that it might be impaired.

We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. The first step of the impairment test involves comparing the fair value of our reporting unit with the reporting unit’s carrying amount, including goodwill. Next, if the carrying amount of the reporting unit exceeds its fair value, we then recognize an impairment loss for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. We determine the implied fair value by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB ASC Topic 805, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. We did not recognize any goodwill impairment loss in 2012, 2013 or 2014.

Inventories

Our inventories are stated at the lower of cost, determined under the weighted average cost method, or market value. Our inventories are not subject to significant risk of obsolescence. We manage our inventory level based on historical sales trends, forecasted customer demand and lead time in supplier delivery. We identify inventories of medicine products which have remaining shelf life of six months or less, which under the terms of our purchase agreements, may be returned to the suppliers in exchange for new batches of products. Our inventory write-downs due to shrinkage losses and damaged merchandise in 2012, 2013 and 2014 were RMB9.1 million, RMB11.9 million and RMB2.8 million (US$0.4 million), respectively.

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2012		2013		2014
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue
	(In thousands, except percentage and per share data)
Revenue	2,549,856	100.0	2,699,103	100.0	2,953,314	475,988	100.0
Cost of goods sold	(1,369,312)	(53.7)	(1,520,796)	(56.3)	(1,722,792)	(277,664)	(58.3)
Gross profit	1,180,544	46.3	1,178,307	43.7	1,230,522	198,324	41.7
Operating expenses:
Sales, marketing and other operating expenses	(1,011,695)	(39.7)	(1,026,798)	(38.0)	(1,098,000)	(176,965)	(37.2)
General and administrative expenses	(115,734)	(4.5)	(121,542)	(4.5)	(125,577)	(20,239)	(4.3)
Impairment losses of property and equipment	(7,649)	(0.3)	(6,984)	(0.3)	(9,877)	(1,592)	(0.3)
Other income	1,480	0.1	—	—	—	—	—
Income / (loss) from operations	46,946	1.8	22,983	0.9	(2,932)	(472)	(0.1)
Net interest income(1)	16,435	0.6	15,713	0.6	7,234	1,166	0.2
Dividend income from cost method investments	4,528	0.2	5,232	0.2	5,852	943	0.2
Equity in income of an equity method investee	1,337	0.1	—	—	—	—	—
Gain on disposal of an equity method investee(2)	68,440	2.7	—	—	—	—	—
Other income	—	—	—	—	3,082	497	0.1
Other loss	—	—	—	—	(535)	(86)	(0.0)
Income tax expense	(47,594)	(1.9)	(32,100)	(1.2)	(26,472)	(4,267)	(0.9)
Net income / (loss) attributable to China Nepstar Chain Drugstore Ltd.	90,092	3.5	11,828	0.4	(13,771)	(2,219)	(0.5)
Earnings / (loss) per ordinary share
Basic	0.45		0.06		(0.07)	(0.01)
Diluted	0.45		0.06		(0.07)	(0.01)

(1)	Net interest income includes “interest income” and “interest expense” set forth in our consolidated financial statements included elsewhere in this annual report.
(2)	Gain on disposal of an equity method investee in 2012 represents the gain from the disposal of our 40% equity interest in JZJ. On December 28, 2012 we completed the sales of its 40% equity interests in JZJ to Yunnan Jianzhijia Holding Co., Ltd. (“JZJ Holding”) for a total cash consideration of RMB81.5 million. A gain of RMB68.4 million was recognized in income upon completion of the sales.

Comparison of Years Ended December 31, 2013 and December 31, 2014

Revenue. Our revenue was RMB2,953.3 million (US$476.0 million) in 2014 compared to RMB2,699.1 million in 2013. The same store sales (for 1,750 operating stores opened prior to December 31, 2012) increased by 9.0% from RMB3,541 in 2013 to RMB3,861 (US$622.3 million) in 2014. The increase in revenue as well as same store sales was driven by continued optimization of our merchandise portfolio, the closure of underperforming stores and more intensive sales promotion initiatives. Sales of over-the-counter drugs accounted for 39.2% and 40.1% of our revenue in 2013 and 2014, respectively; sales of prescription drugs accounted for 22.3% and 22.3% of our revenue in 2013 and 2014, respectively; and sales of nutritional supplements accounted for 14.5% and 13.3% of our revenue in 2013 and 2014, respectively.

Gross Profit. Our gross profit was RMB1,230.5 million (US$198.3 million) in 2014 compared to RMB1,178.3 million in 2013. Our gross margin was 41.7% in 2014 compared to 43.7% in 2013. This decrease in gross margin was primarily due to downward pressure on sales price as a result of sales promotion initiatives to increase our market share.

Operating Expenses. Our operating expenses were RMB1,233.5 million (US$198.8 million) in 2014 compared to RMB1,155.3 million in 2013. Operating expenses as a percentage of our revenue was 41.8% in 2014 compared to 42.8% in 2013.

•	Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 6.9% from RMB1,026.8 million in 2013 to RMB1,098.0 million (US$177.0 million) in 2014, primarily due to increases in labor costs and rental expenditures.

•	General and Administrative Expenses. Our general and administrative expenses increased by 3.4% from RMB121.5 million in 2013 to RMB125.6 million (US$20.2 million) in 2014.

•	Impairment Losses. We recognized impairment losses of RMB7.0 million and RMB9.9 million (US$1.6 million) in 2013 and 2014, respectively, representing the reduction of the carrying amount of the property and equipment of certain underperforming stores.

Income/Loss from Operations. As a result of the foregoing, we recorded loss from operations of RMB2.9 million (US$0.5 million) in 2014 compared to income from operations RMB23.0 million we generated in 2013. Our operating margin was negative 0.1% in 2014 compared to 0.9% in 2013.

Net Interest Income. Our net interest income was RMB7.2 million (US$1.2 million) in 2014 compared to RMB15.7 million in 2013.

Dividend Income from Cost Method Investments. Dividends received from our investments in companies accounted for under the cost method were RMB5.9 million (US$0.9 million) in 2014 compared to RMB5.2 million in 2013.

Other Income. Other income increased from nil in 2013 to RMB3.1 million (US$0.5 million) in 2014, due to the disposal gains from the sales of one PRC subsidiary that operates drugstores and another PRC subsidiary that operates regional distribution center.

Other Loss. Other loss increased from nil in 2013 to RMB0.5 million (US$0.1 million) in 2014, due to the disposal loss arising from disposal of one underperforming PRC subsidiary.

Income Tax Expense. Our income tax expense decreased from RMB32.1 million in 2013 to RMB26.5 million (US$4.3 million) in 2014. Our effective tax rate increased to 208.4% in 2014 from 73.1% in 2013. The difference in effective income tax rate was primarily attributable to high operating losses sustained by certain loss-making subsidiaries in 2014, for which full valuation allowances were made on their deferred tax assets, and the tax effect from the waiver of intra-group liabilities. Pursuant to the Chinese Taxation Law, loss from the waiver of liabilities with related parties could be deducted from taxable income only after obtaining the respective approval from the tax authority. In the PRC, losses in companies which are part of a group are not allowed to be off-set against profits of other companies in the same group.

Net Income/Loss. As a result of the foregoing, we recorded a net loss of RMB13.8 million (US$2.2 million) in 2014 compared to net income of RMB11.8 million we generated in 2013.

Comparison of Years Ended December 31, 2012 and December 31, 2013

Revenue. Our revenue was RMB2,699.1 million in 2013 compared to RMB2,549.9 million in 2012. The same store sales (for 1,893 operating stores opened prior to December 31, 2011) increased by 10.3% from RMB3,167 in 2012 to RMB3,492 in 2013. The increase in revenue as well as same store sales was driven by continued optimization of our merchandise portfolio through diversification into non-pharmaceutical categories, the closure of underperforming stores and more intensive sales promotion initiatives. Sales of over-the-counter drugs accounted for 39.1% and 39.2% of our revenue in 2012 and 2013, respectively; sales of prescription drugs accounted for 20.4% and 22.3% of our revenue in 2012 and 2013, respectively; and sales of nutritional supplements accounted for 15.7% and 14.5% of our revenue in 2012 and 2013, respectively.

Gross Profit. Our gross profit was RMB1,178.3 million in 2013 compared to RMB1,180.5 million in 2012. Our gross margin was 43.7% in 2013 compared to 46.3% in 2012. This decrease in gross margin was primarily due to downward pressure on sales price as a result of the implementation of more sales promotion initiatives to increase our market share.

Operating Expenses. Our operating expenses were RMB1,155.3 million in 2013 compared to RMB1,135.1 million in 2012. Operating expenses as a percentage of our revenue was 42.8% in 2013, compared to 44.5% in 2012.

•	Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 1.5% from RMB1,011.7 million in 2012 to RMB1,026.8 million in 2013, primarily due to the implementation of more sales promotion initiatives.

•	General and Administrative Expenses. Our general and administrative expenses increased by 5.0% from RMB115.7 million in 2012 to RMB121.5 million in 2013.

•	Impairment Losses. We recognized impairment losses of RMB7.6 million and RMB7.0 million in 2012 and 2013, respectively, representing the reduction of the carrying amount of the property and equipment of certain underperforming stores.

Income from Operations. As a result of the foregoing, our income from operations was RMB23.0 million in 2013 compared to RMB46.9 million in 2012. Our operating margin was 0.9% in 2013 compared to 1.8% in 2012.

Net Interest Income. Our net interest income was RMB15.7 million in 2013, compared to RMB16.4 million in 2012.

Dividend Income from Cost Method Investments. Dividends received from our investments in companies accounted for under the cost method were RMB5.2 million in 2013 compared to RMB4.5 million in 2012.

Equity in income of an equity method investee. Equity in income of an equity method investee was nil in 2013, compared to that of RMB1.3 million in 2012. The decrease was due to the disposal of our 40% interest in JZJ in 2012.

Gain on Disposal of an Equity Method Investee. Gain on disposal of an equity method investee decreased from RMB68.4 million in 2012 to nil in 2013, due to the disposal of our 40% interest in JZJ in 2012.

Income Tax Expense. Our income tax expense decreased from RMB47.6 million in 2012 to RMB32.1 million in 2013. Our effective tax rate increased to 73.1% in 2013 as compared to 34.6% in 2012, primarily due to non-deductible expenses and the relatively high operating losses from loss-making subsidiaries, for which full valuation allowances were made on their deferred tax assets as compared to the overall results of our company. In the PRC, losses in companies which are part of a group are not allowed to be off-set against profits of other companies in the same group. In addition, in February 2014, our company was denied its Hong Kong tax residency that applied to the year ended December 31, 2013 by the Hong Kong Inland Revenue Department. We are therefore now subject to a standard withholding tax rate of 10%, rather than a reduced tax rate of 5% under the tax treaty previously applied by us, for dividends to be paid or appropriated from our PRC subsidiaries.

Net Income. As a result of the foregoing, our net income was RMB11.8 million in 2013 compared to RMB90.1 million in 2012.

B.           Liquidity and Capital Resources

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by / (used in) operating activities	41,376	6,883	(58,672)	(9,456)
Net cash provided by/(used in) investing activities	(19,589)	(15,257)	140,600	22,660
Net cash used in financing activities	(417,688)	—	(191,246)	(30,823)
Net decrease in cash	(396,629)	(10,110)	(108,972)	(17,563)
Cash and cash equivalents at end of the year	371,256	361,146	252,174	40,643

As of December 31, 2014, we had RMB252,174 million (US$40,643 million) in cash and cash equivalents. As of December 31, 2014, no held-to-maturity securities were on our balance sheet. As of December 31, 2014, our total cash, cash equivalents, bank deposits and restricted cash amounted to RMB316.9 million (US$51.1 million). As of December 31, 2014, we had no short-term bank loan balances.

We expect to generate positive operating cash flow in 2015. We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.

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

Operating Activities

Net cash used in operating activities was RMB58.7 million (US$9.5 million) in 2014 compared to net cash provided by operating activities of RMB6.9 million in 2013, primarily due to more prepayments made to suppliers.

Net cash provided by operating activities was RMB6.9 million in 2013 compared to RMB41.4 million in 2012, primarily due to our increased purchases of merchandise in line with the increase in our sales in 2013.

Investing Activities

Net cash provided by investing activities in 2014 was RMB140.6 million (US$22.7 million) compared to net cash used in investing activities of RMB15.3 million in 2013, primarily as a result of our decreased investment in time deposits with original maturity over three months.

Net cash used in investing activities was RMB15.3 million in 2013 compared to net cash used in investing activities of RMB19.6 million in 2012, primarily due to the increase of our cash proceeds from withdrawal of time deposits with original maturity over three months in 2013.

Financing Activities

Net cash used in financing activities was RMB191.2 million (US$30.8 million) in 2014, which primarily consisted of dividend payments. The dividend was declared on November 26, 2013 and paid to our shareholders in January 2014.

There were minimal financing activities in 2013, net cash provided by or used in financing activities was nil.

Net cash used in financing activities was RMB417.7 million in 2012, which primarily consisted of dividend payments in 2012 totaling RMB378.5 million.

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

Capital Expenditures

In 2012, 2013 and 2014, our capital expenditures totaled RMB35.0 million, RMB47.2 million and RMB60.0 million (US$9.6 million), respectively. In the past, our capital expenditures were used primarily to open drugstores, acquire drugstores through business combinations, set up distribution centers and install and upgrade our integrated information management system. We estimate our capital expenditures in 2015 to range from approximately RMB60.0 million to RMB100.0 million, which we plan to use to open new stores, remodel existing stores and upgrade our integrated information management system.

Borrowings

As of December 31, 2014, we had no outstanding short-term borrowings.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.6% in 2012, 2.6% in 2013 and 2.0% in 2014.

Recently Issued Accounting Pronouncements

For a detailed discussion of recently issued accounting standards, see note 2(x) of our audited consolidated financial statements included in this annual report.

C.           Research and Development, Patents and Licenses, etc.

Research and Development

We have not made, and do not expect to make significant expenditures on research and development.

Intellectual Property

Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. Our company’s name, Nepstar, means “Neptunus& Star” in Chinese. The trademark “Neptunus,” or “Haiwang,” is owned by the Neptunus Group, and we have obtained the non-exclusive right to use “Neptunus” for free so long as the trademark is valid through a licensing agreement with the Neptunus Group. The “Haiwang” trademark was designated as a “China Well-Known Trademark” by the SAIC in 2004, and the Neptunus Group may apply to the relevant administrative authority for an injunction prohibiting a third party’s use of the “Haiwang” name as well as to compel the third party to cancel any other registration of the “Haiwang” name under certain circumstances. In addition, we have registered four trademarks in China, and are in the process of applying for five additional trademarks. Our trademarks include the Chinese characters for “Star” and related logos.

In addition to “Neptunus,” we have also obtained rights to use an aggregate of 618 additional trademarks, including 101 trademarks that are registered under Nepstar Pharmaceutical, 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use and 18trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2014, we have developed 2,156 private label products with these licensed trademarks.

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

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to the date of this annual report that are reasonably likely to have a material effect on our revenue, net income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment due by period
Contractual Obligations	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	(In thousands of RMB)
Operating lease commitments	222,908	402,757	161,851	33,512	821,028
Total	222,908	402,757	161,851	33,512	821,028

G.           Safe Harbor

This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,”“anticipate,”“believe,”“continue,”“estimate,”“expect,”“intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

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

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title*
Simin Zhang	53	Chairman of the Board of Directors
Barry J. Buttifant	70	Independent Director(1)(2)(3)
Henry Lu	49	Director
Alistair Eric MacCallum Laband	63	Independent Director(1)(2)(3)
Alan Au	43	Independent Director(1)(2)
Fuxiang Zhang	43	Chief Executive Officer

Name	Age	Position/Title*
Zixin Shao	46	Chief Financial Officer
Yingnan (Rebecca) Zhang	47	Chief Operating Officer

(1)    Members of the audit committee

(2)    Members of the compensation committee

(3)    Members of the corporate governance and nominating committee

Simin Zhang is our founder and has served as chairman of our board of directors since June 1995. Mr. Zhang is also the chairman of the board of directors of the Neptunus Group. Prior to founding the Neptunus Group in July 1989, he was an employee in CITIC Group from 1986 to 1989. From 1983 to 1986, he was an employee in the PRC Space Administration. He is currently a guest professor at the Harbin Institute of Technology and Jilin University, an executive director of China Enterprise Confederation and China Enterprise Directors Association. Mr. Zhang was also the president of Shenzhen General Chamber of Commerce from 2005 to 2014. Mr. Zhang received a bachelor’s degree in precision instruments from Harbin Institute of Technology in 1983, an honorary doctorate from University of Newcastle in Australia in 1997 and a Ph.D. degree in economics from Nan Kai University in 2001.

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

Henry Lu has been a director of our company since June 2014. Mr. Lu has been Director of Capital Eagle Global Limited since May 2014 and Managing Director of China Merchants Capital since February 2014. Mr. Lu was Partner of SVC China from 2012 to 2014 and Chief Representative of William Blair & Company, L.L.C., Shanghai Representative Office from 2006 to 2011. Prior to that, Mr. Lu was with McKinsey & Company advising global and domestic companies on their growth and financial strategies. Mr. Lu received a PhD from Columbia University in 1997 and an MBA from University of Chicago Business School in 2000.

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

Alan Au has been a director of our company since May 2013. He is a member of our audit committee and compensation committee. Mr. Au is currently an adviser to Simcere Pharmaceutical Group, a China-based pharmaceutical company that used to be listed on the New York Stock Exchange, and a venture partner of Ally Bridge Group, a biotech-focused investment fund headquartered in Hong Kong. He is also a member of the board, audit committee and compensation committee for Cellular Biomedicine Group (Nasdaq: CBMG), a biomedicine company engaged in the development of treatments for degenerative and cancerous diseases utilizing proprietary cell therapy technologies, and an assessment panel member of the Small Entrepreneur Research Assistance Program (SERAP) for the Innovation and Technology Commission of the Hong Kong SAR Government.

Mr. Au has over 15 years of experience across healthcare investment banking, private equity and venture capital investments in Asia with a focus on China. He was Head of Asia Healthcare Investment Banking of Deutsche Bank Group, advising healthcare initial public offerings and mergers and acquisitions (“M&A”) in the region between 2011 and 2012. Prior to that, he was Executive Director at JAFCO Asia Investment Group, responsible for healthcare investments in China from 2008 to 2010, and Investment Director at Morningside Group, responsible for healthcare investments in Asia from 2000 to 2005. From 1995 to 1999, Mr. Au worked at KPMG and KPMG Corporate Finance Ltd., responsible for regional M&A transactions and financial advisory services.

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

Yingnan (Rebecca) Zhang was appointed by our board of directors as our chief operation officer in November 2014. Ms. Zhang joined Nepstar in March 1999 and served as executive vice president in charge of procurement, merchandising, logistics and quality departments starting from April 2014. She was the Company's vice president of procurement and merchandising from January 2009 to April 2014. Prior to that Ms. Zhang served as head of procurement department. Ms. Zhang received a bachelor's degree in microbiological pharmaceutical in 1991 from Shenyang Pharmaceutical University.

The address of our directors and executive officers is 25F, Neptunus Yinhe Keji Building, No.1, Kejizhong 3rd Road, Nanshan District, Shenzhen, Guangdong Province 518057, People's Republic of China. No family relationship exists between any of our directors and executive officers.

B.           Compensation of Directors and Executive Officers

Cash Compensation

In 2014, the aggregate cash compensation to our executive officers, including all the directors, was RMB4.6 million (US$0.7 million). For options granted to officers and directors, see “— Pre-IPO Share Option Scheme” and “— 2007 Share Incentive Plan.”

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

Duration and Administration. Subject to earlier termination, our Pre-IPO Share Option Scheme was valid and effective until the day immediately prior to the listing date. Thereafter, no further options may be granted under the scheme, but the scheme will remain in full force with respect to the options granted before the listing date. Our Pre-IPO Share Option Scheme is administered by our board of directors. Subject to the terms of the scheme, our board of directors has the right to interpret the scheme, to determine the persons who will be awarded options under the scheme and the number of shares to be issued under the scheme, to make such appropriate and equitable adjustments to the terms of options granted under the scheme, and to make any other decisions, determinations or regulations that it deems appropriate for the administration of the scheme. Our board of directors will determine the provisions, terms and conditions of each option in accordance with the scheme, including, but not limited to, the exercise price for an option, vesting schedule of options, forfeiture provisions, form of payment of exercise price and other applicable terms.

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

On November 9, 2007, we granted options to purchase 200,000 shares with a grant date fair value of approximately US$2.86 per option or US$0.6 million (RMB4.3 million) in the aggregate, to four newly appointed independent directors. The exercise price of such options is US$8.10 per share, which was equal to the initial public offering price of our ordinary shares. The share options vest and become exercisable in three equal annual installments on the first, second and third of the anniversaries of the date of grant, and expire on the tenth anniversary of the date of grant.

On January 5, 2009, we granted options to purchase 600,000 shares with a grant date fair value of approximately US$0.78 per option or RMB3.2 million in aggregate, to our chief financial officer at the time, William Weili Dai. The exercise price of such options is US$2.40 per share. The share options vest and become exercisable in three equal annual installments on the first, second and third of the anniversaries of the date of grant, and expire on the tenth anniversary of the date of grant. On January 5, 2010, we granted options to purchase another 200,000 with a grant day fair value of approximately US$0.92 per option to Mr. Dai. The exercise price of such options is US$3.725 per share. The options vest and became exercisable on January 5, 2013, and expire on the tenth anniversary of the date of grant. Upon Mr. Dai’s resignation in November, 2010, 600,000 of the share options granted to him were forfeited.

On January 5, 2010, we granted options to purchase an aggregate of 800,000 shares with a grant day fair value of approximately US$0.91 per option to Jason Xinghua Wu, our former chief executive officer. The exercise price of such options is US$3.725 per share. Upon Mr. Wu’s resignation in August 2011, 600,000 unvested options of the 800,000 options granted to him were forfeited immediately and the remaining 200,000 vested options were forfeited in February 2012.

On March 2, 2010, we granted fully vested options to purchase an aggregate of 150,000 ordinary shares to our three current independent directors, and 50,000 non-vested ordinary shares to Jason Xinghua Wu, our former chief executive officer. The grant of the fully vested ordinary shares to our independent directors was made in exchange for their forfeiture of 150,000 options granted in November 2007. All of the 50,000 ordinary shares granted to Mr. Wu were fully vested before his resignation in August 2011.

As of December 31, 2014, we did not have any share options outstanding that had not been exercised.

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

We had 14,500, 14,017 and 13,050 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2014:

	As of December 31, 2014
	Number of Employees	Percentage of Total
Non-pharmacist store staff	7,825	60.0%
Pharmacists	3,607	27.6%
Management	1,017	7.8%
Logistics	601	4.6%
Total	13,050	100%

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

We are required under PRC law to make contributions to our employee benefit plans including pension, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Our contributions are made based on salaries, bonuses and certain allowances of our employees, in amounts within a range specified by the respective local government authorities where we operate our businesses. The total amount of contribution to pensions we incurred for these employee benefit plans in 2012, 2013 and 2014 was RMB37.8 million, RMB39.2 million and RMB40.6 million (US$6.5 million), respectively.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2015 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Simin Zhang(2)	107,000,000	54.2
Barry J. Buttifant	—	—
Alistair Eric MacCallum Laband	*	*
Henry Lu(3)	50,000,000	25.3
Alan Au	—	—
Fuxiang Zhang	*	*
Zixin Shao	—	—
Yingnan (Rebecca) Zhang	—	—

Principal Shareholders
China Neptunus Drugstore Holding Ltd.	107,000,000	54.2
Capital Eagle Global(3)	50,000,000	25.3

*	Beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. Percentage of beneficial ownership of each listed person is based on 197,446,940 ordinary shares outstanding as of March 31, 2015.

(2)	Represents the beneficial ownership of 107,000,000 ordinary shares held by China Neptunus Drugstore Holding Ltd. Simin Zhang is the chairman of the board of directors and owns 100.0% of the equity interest in China Neptunus Drugstore Holding Ltd. China Neptunus Drugstore Holding Ltd. is a BVI company and its address is P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

(3)	Represents 50,000,000 ordinary shares held by Capital Eagle Global Limited. Mr. Henry Lu, a director of Capital Eagle Global Limited and managing director of China Merchants Capital, disclaims beneficial ownership of shares held by the Capital Eagle Global except to the extent of his pecuniary interest in these shares.

For details of the options granted to our directors and executive officers, including the title and amount of securities covered by the options, the exercise price, the purchase price and the expiration date of the options, see “—B. Compensation of Directors and Executive Officers—2007 Share Incentive Plan.”

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2015, of the 197,446,940 issued and outstanding ordinary shares, 40,446,940 ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary of our ADSs. Approximately 20.5% of our ordinary shares, representing our ordinary shares held by the depositary, were held in the United States.

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

Transactions with Companies in Which a Major Shareholder Had Equity Interests

Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, Neptunus BVI, is the chairman of the board of directors and the controlling person of the Neptunus Group. In 2012, 2013 and 2014, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB92.9 million, RMB138.8 million and RMB57.4 million (US$9.2 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB5.5 million, RMB2.5 million and RMB2.6 million (US$0.4 million), respectively. The payment terms offered by the Neptunus Group for the purchase of merchandise ranged from 15 to 90 days. As of December 31, 2013 and 2014, the amounts due to the Neptunus Group and its affiliates in connection with our purchase of merchandise totaled RMB29.2 million and RMB25.6 million(US$4.1 million), respectively.

As of December 31, 2013 and 2014, the amounts due from the Neptunus Group and its affiliates totaled RMB0.4 million and RMB3.4 million (US$0.5 million), respectively, related to the sale of merchandise. As of December 31, 2013 and 2014, amounts related to value added tax for the foregoing sales of merchandise due from Neptunus Group and its affiliates were RMB44,000 and RMB387,000 (US$62,400), respectively.

Transactions Related to Our Regional PRC Companies

We, through our PRC operating subsidiary, Nepstar Pharmaceutical, have entered into a series of contractual arrangements with Nepstar IT Service, Nepstar Management Consulting, their respective shareholders, the regional Nepstar companies, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Nepstar Pharmaceutical owns a 49.0% equity interest in each of the regional Nepstar companies, and Nepstar IT Service and Nepstar Management Consulting collectively own the remaining 51.0% equity interest in each of the regional Nepstar companies. In addition, each of Nepstar IT Service and Nepstar Management Consulting owns a 50.0% equity interest in Nepstar E-Commerce. Each of these contractual arrangements may only be amended with the approval of our audit committee or another independent body of our board of directors. See “Item 4. Information on the Company — C. Organizational Structure.”

The following is a summary of the material provisions of these arrangements. For more complete information, you should read these agreements in their entirety, which are filed with the SEC.

Loan Agreements

Under applicable PRC law, a company that is not a licensed financial institution is not permitted to extend loans directly to another company in China. As a result, a financial institution, such as a commercial bank, is typically involved in loan arrangements between companies that are not financial institutions by acting as an intermediary, whereby the financial institution receives the funds from the lending company and disburses the funds to the borrowing company. These types of loan arrangements are commonly referred to in China as “entrustment loans.” Through an intermediary bank, Nepstar Pharmaceutical provided interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with loan agreements dated June 13, 2007 in the aggregate principal amounts of RMB10.0 million and RMB26.0 million, respectively. In 2010, Nepstar Pharmaceutical renewed the interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with loan agreements dated June 25, 2010 in the aggregate principal amounts of RMB8.0 million and RMB22.8 million, respectively, and loan agreements dated December 1, 2010 in the aggregate principal amounts of RMB5.9 million and RMB6.3 million, respectively. In 2012, Nepstar Pharmaceutical renewed the interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with the loan agreements dated June 28, 2012 in the aggregate principal amounts of RMB14.1 million and RMB29.3 million, respectively, which were renewed again on August 28, 2013 and September 3, 2014, respectively. As consideration for the loans, Nepstar IT Service, Nepstar Management Consulting and their respective shareholders entered into a series of contractual arrangements that allow us to retain, through Nepstar Pharmaceutical, substantially all the economic risks and rewards of the regional Nepstar companies, as well as provide us with effective unilateral control over Nepstar IT Service, Nepstar Management Consulting, the regional Nepstar companies.

Logistics Service and Information Technology Support Agreements

Under the logistics service and information technology support agreements dated May 28, 2007 between Nepstar Pharmaceutical and each of the regional Nepstar companies and the logistics service and information technology support agreement dated August 18, 2009 between Nepstar Pharmaceutical and Fuzhou Nepstar, and the logistics service and information technology support agreement dated May 28, 2010 between Nepstar Pharmaceutical and Nepstar E-Commerce, Nepstar Pharmaceutical will provide logistics services, information technology support and consulting services in exchange for an annual service fee calculated based on the respective Nepstar company’s gross profit for the corresponding year. The term of each logistics service and information technology support agreement is ten years from the effective date thereof, renewable by agreement between the parties. The logistics service and information technology support agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice regarding its decision not to renew the agreements.

Trade Name License Agreements

Under the trade name license agreements dated May 28, 2007 between Nepstar Pharmaceutical and each of the regional Nepstar companies and the trade name license agreement dated August 18, 2009 between Nepstar Pharmaceutical and Fuzhou Nepstar, and the trade name license agreement dated May 28, 2010 between Nepstar Pharmaceutical and Nepstar E-Commerce, Nepstar Pharmaceutical has granted a non-exclusive license to use its trade names and brand names in exchange for an annual license fee calculated based on the respective Nepstar company’s gross profit for the corresponding year. The term of each trade name license agreement is ten years from the date thereof, renewable by agreement between the parties. The trade name license agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice regarding its decision not to renew the agreements.

Supply Agreements

Under the supply agreements dated May 28, 2007 between Nepstar Pharmaceutical and each of the regional Nepstar companies and the supply agreement dated August 18, 2009 between Nepstar Pharmaceutical and Fuzhou Nepstar, and the supply agreement dated May 28, 2010 between Nepstar Pharmaceutical and Nepstar E-Commerce, Nepstar Pharmaceutical is the exclusive supplier of all products sold by each of the respective Nepstar companies and the businesses they operate. The purchase price to be paid by the respective Nepstar company will be determined by Nepstar Pharmaceutical monthly based on the prevailing market conditions. In each month, Nepstar Pharmaceutical will notify the respective Nepstar company of the applicable purchase price for the following month. Nepstar Pharmaceutical also has the right to adjust the purchase price for any current month in its sole discretion. As a result, Nepstar Pharmaceutical has effective control over the price the respective Nepstar company pays for its merchandise. The term of each supply agreement is ten years from the effective date thereof, renewable by agreement between the parties. The supply agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice regarding its decision not to renew the agreements.

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

Under the two supplemental agreements dated August 18, 2009 and May 28, 2010, respectively, we amended the equity pledge agreement dated June 22, 2007 among Nepstar Pharmaceutical, Liping Zhou and Feng Tu to include Fuzhou Nepstar and Nepstar E-Commerce, respectively, in the appendix of regional Nepstar companies, in order to secure in accordance with the terms of the equity pledge agreement dated June 22, 2007: (i) the obligations of Nepstar IT Service and Nepstar Management Consulting under the loan agreements; and (ii) the obligations of Fuzhou Nepstar and Nepstar E-Commerce, respectively, under the logistics service and information technology support agreements, the trade name license agreements and the supply agreements described above.

All the above equity pledge agreements have been registered with the relevant government authorities to render the security interests under such agreements effective. The equity pledge agreements will expire after the regional Nepstar companies, Nepstar IT Service, Nepstar Management Consulting and their respective shareholders, as the case may be, have fully performed their respective obligations under the logistics service and information technology support agreements, the trade name license agreements, the supply agreements and the loan agreements described above.

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

Dividend Policy

Our board of directors has complete discretion on whether to pay dividends. On January 18, 2011, our Board of Directors declared a special cash dividend of US$0.30 per ADS. The special dividend was paid on or around February 28, 2011 to shareholders of record as of the close of business on January 31, 2011. On April 27, 2012, our Board of Directors declared a special cash dividend of US$0.60 per ADS. The special dividend was paid on or around May 24, 2012 to shareholders of record as of the close of business on May 7, 2012. On November 26, 2013, our Board of Directors declared a cash dividend of US$0.32 per ADS. The dividend was paid on or around January 24, 2014 to shareholders of record as of the close of business on December 20, 2013. We did not make any other dividend payment or declare cash dividend in 2014.

Our ability to pay dividends depends substantially on the payment of dividends to us by our consolidated PRC entities. In particular, each of our consolidated PRC entities may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to applicable PRC laws, rules and regulations, 10% of after-tax profits of each of our consolidated PRC entities are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. As of December 31, 2014, the accumulated balance of our statutory reserve funds totaled RMB98.9 million (US$15.9 million). Our restricted reserves are not distributable as cash dividends. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Furthermore, if any of our subsidiaries and controlled affiliates incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

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

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.” The table below shows, for the periods indicated, the high and low closing prices on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 22, 2015 was US$2.87per ADS.

	Market Price Per ADS
	High	Low
	US$	US$
2010	7.49	2.55
2011	4.65	1.51
2012	3.21	1.52
2013	2.46	1.50
2014	3.28	1.33
Quarterly Highs and Lows

First quarter 2013	1.98	1.55
Second quarter 2013	1.99	1.51
Third quarter 2013	1.65	1.50
Fourth quarter 2013	2.46	1.56
First quarter 2014	3.28	1.88
Second quarter 2014	2.66	2.23
Third quarter 2014	2.50	2.03
Fourth quarter 2014	2.09	1.33
Monthly Highs and Lows
October 2014	2.09	1.74
November 2014	1.85	1.65
December 2014	1.68	1.33
January 2015	1.70	1.40
February 2015	1.65	1.42
March 2015	1.84	1.54
April 2015 (through April 22)	2.87	1.68

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

In July 2014, SAFE promulgated SAFE Circular No. 37, which replaced SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents, including PRC institutions and individuals, to register with the local SAFE branch in connection with their direct establishment or indirect control of an offshore entity, referred to in SAFE Circular No. 37 as a “special purpose vehicle,” for the purpose of holding domestic or offshore assets or interests. PRC residents must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on the ability to contribute additional capital to the PRC entity.

Our beneficial owners who are PRC citizens or residents have registered with the local branch of the SAFE as required under SAFE Circular No. 37.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable with respect to the issue or transfer of shares in our company or on an instrument of transfer in respect of our shares, or on any transaction document to which our company is a party unless such transaction document is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that, for 20 years from September 7, 2004:

•	no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

•	no tax to be levied on profits, income, gains or appreciations or any tax in the nature of estate duty or inheritance tax shall be payable on our shares, debentures or other obligations, or by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 revision).

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

Furthermore, we may be affected if any of our non-resident shareholders fails to comply with the relevant rules of SAT Circular 698 and be liable for taxes imposed by the PRC tax authorities. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China —-We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises.”

Certain U.S. Federal Income Tax Consequences

The following summary describes certain U.S. federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. This summary applies only to U.S. Holders (defined below) that are beneficial owners of ADSs or ordinary shares, that hold the ADSs or ordinary shares as capital assets and that have U.S. dollars as their functional currency. This discussion is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of all our distributions to you (including amounts withheld to reflect any PRC withholding taxes) with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code with respect to dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders (including individuals), certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs represented by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are considered readily tradable on an established securities market in the United States for this purpose. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not represented by ADSs, currently meet the readily tradable requirement for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation if we are not a PFIC in the applicable years, as discussed below. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

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

Taxation of Disposition of ADSs or Ordinary Shares

For U.S. federal income tax purposes, and subject to the discussion under “—Passive Foreign Investment Company” below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of each ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or shares, the gain recognized by a U.S. Holder that is eligible for the benefits of the treaty may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the quarterly average valuation of our assets, including goodwill for the taxable year ended on December, 31, 2014, we do not believe that we were a PFIC for our taxable year ended on December 31, 2014, although there can be no certainty in this regard due to the complex nature of the applicable rules. Under the Code, the determination of whether we are a PFIC is made annually after the close of the taxable year. Accordingly, our PFIC status for any taxable year cannot be determined until after the close of such taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. In addition, although the law in this regard is unclear, we treat the regional Nepstar companies and have treated Nepstar E-Commerce as being owned by us for U.S. federal income tax purposes, not only because we retain control over their management decisions but also because we retain the economic risks and rewards of these entities. If it were determined, however, that we are not the owner of the regional Nepstar companies and Nepstar E-Commerce for U.S. federal income tax purposes, we would be more likely to be treated as a PFIC for any taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current U.S. federal income tax law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only our ADSs and not our ordinary shares are listed on the New York Stock Exchange. Consequently, if you are a holder of ordinary shares that are not represented by the ADSs, you generally will not be eligible to make a mark-to-market election. If you make an effective mark-to-market election, the excess distribution rules describe above would not apply to you. Instead, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in your income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

We use the Renminbi as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our subsidiaries is the Renminbi. All of our subsidiaries’ transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiaries existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of comprehensive income. The values of our company’s assets and liabilities are translated into Renminbi using the exchange rate on the balance sheet date. Revenues and expenses of our company are translated at average rates prevailing during the year. Gains and losses resulting from translation of our financial statements from U.S. dollars into Renminbi are recorded in other comprehensive loss within equity. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2014, we had U.S. dollar-denominated bank deposits of US$2.5 million. If there was a further 1.0% appreciation of Renminbi against the U.S. dollar, our cash balance would have been decreased by RMB156,000 (US$25,000), which would have resulted in an increase in the accumulated other comprehensive loss by such amount.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure in foreign exchange risk.

Interest Rate Risk

We have not been, nor do we anticipate being, exposed to material risks due to changes in interest rates. Our risk exposure to changes in interest rates relates primarily to the interest income generated by cash deposited in interest-bearing savings accounts. As of December 31, 2014, we had no interest-bearing bank loan balances. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge any interest risk exposure.

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

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and the New York Stock Exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As set forth in the Deposit Agreement dated November 17, 2007 among us, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of the ADRs, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. In 2014, we received the following reimbursement from the depository:

Category of Reimbursement	Amount (in US$)
Listing fees	29,394
Investor relations related expenses	75,757
Legal fees	82,111
Audit fees	103,231
Total	290,493

The depositary further agreed to waive other ADR program-related expenses amounting to US$25,000 associated with the administration of the ADR program in 2014.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in 2012, 2013 or 2014.

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

In 2012, we used approximately RMB419.4 million (US$67.3 million) from the net proceeds received from our initial public offering for the repurchase of our ordinary shares and dividends payment. In 2013, we used approximately RMB191.2 million (US$31.6 million) from the net proceeds received from our initial public offering for dividends payment. In 2014, we did not use any proceeds from our initial public offering to repurchase our ordinary shares or to pay dividends.

As of December 31, 2014, we had total cash, cash equivalents, bank deposits and restricted cash in the amount of RMB316.9 million (US$51.1 million).

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2014 based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by KPMG, an independent registered public accounting firm, as stated in their report dated April 23, 2015 appearing herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
China Nepstar Chain Drugstore Ltd.:

We have audited China Nepstar Chain Drugstore Ltd.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Nepstar Chain Drugstore Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, China Nepstar Chain Drugstore Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated April 23, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
Hong Kong, China
April 23, 2015

ITEM 16.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2012	2013	2014
	(in millions of RMB)
Audit Fees	5.9	5.7	5.6
Audit-related Fees	—	—	—
Tax Fees	—	—	—

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and all other services as described above. During 2014, all services rendered by KPMG were approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 19, 2011, our board of directors approved a share repurchase program, under which we were authorized to repurchase up to US$20.0 million worth of our issued and outstanding ADSs from the open market from time to time and before August 23, 2012. As of December 31, 2012, we have purchased 8,215,142 of our ordinary shares in the form of ADSs for a total purchase price of approximately US$9.6 million. We did not purchase any of our ordinary shares during 2013. All of the repurchased ordinary shares have been retired. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. On December 30, 2014, our board of directors approved another share repurchase program, under which we were authorized to repurchase up to US$5.0 million of our issued and outstanding ADSs from the open market from time to time over the next 12 months. As of the date of this annual report, we haven’t made any purchases under the 2014 repurchase program. The following table sets forth certain information related to purchases made by us of our ADSs under our programs:

Period	Total number of ADSs purchased	Average price paid per ADS(1)	Total number of ADSs purchased as part of publicly announced program	Approximate dollar value of ADSs that may yet be purchased under the program
		US$		US$
August 2011	152,223	2.4661	152,223	19,624,603.97
September 2011	362,880	2.5467	515,103	18,700,453.39
October 2011	321,378	2.2640	836,481	17,972,868.04
November 2011	276,956	2.4016	1,113,437	17,307,741.26
December 2011	308,978	1.8822	1,422,415	16,726,170.70
January 2012	463,056	2.3800	1,885,471	15,624,103.17
February 2012	280,318	2.5169	2,165,789	14,918,564.68
March 2012	275,688	2.2905	2,441,477	14,287,103.62
April 2012	229,813	2.2870	2,671,290	13,761,528.31
May 2012	570,721	2.4751	3,242,011	12,348,925.62
June 2012	481,005	2.3299	3,732,016	11,228,251.00
July 2012	212,528	2.1845	3,935,544	10,763,985.96
August 2012	172,027	2.0441	4,107,571	10,412,346.07

(1) The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

The following financial statements are filed as part of this annual report together with the report of the independent registered public accounting firm:

•	Consolidated Balance Sheets as of December 31, 2013 and 2014

•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2012, 2013 and 2014

•	Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014

•	Notes to the Consolidated Financial Statements

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Second Amended and Restated Memorandum and Articles of Association of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
2.1	Specimen Certificate for Ordinary Shares of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
2.2	Form of American Depositary Receipt of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
2.3	Form of Deposit Agreement among China Nepstar Chain Drugstore Ltd., the depositary and Owners and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.1	Form of Indemnification Agreement with the directors of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.2.1	Form of Logistics Service and Information Technology Support Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

Exhibit Number	Description of Document
4.2.2	Logistics Service and Information Technology Support Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.2.2 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)
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

4.4.1	Form of Supply Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.4.2	Supply Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.4.2 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)
4.4.3	Supply Agreement dated as of May 28, 2010 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Shenzhen Nepstar E-Commerce Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.4.3 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)
4.5.1	Loan Agreement dated as of June 28, 2012 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.9 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 26, 2013)
4.5.2	Loan Agreement dated as of June 28, 2012 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.10 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 26, 2013)
4.5.3	Loan Agreement dated as of August 28, 2013 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.1 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 22, 2014)
4.5.4	Loan Agreement dated as of August 28, 2013 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.2 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 22, 2014)
4.5.5*	Loan Agreement dated as of September 3, 2014 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation)
4.5.6*	Loan Agreement dated as of September 3, 2014 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation)

Exhibit Number	Description of Document
4.6.1	Form of Shareholders Agreement dated as of April 28, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd. and Nepstar Information and Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. with respect to each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.8.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.6.2	Commitment Letter dated as of August 21, 2007 from Feng Tu and Shenzhen Nepstar Management Consulting Co., Ltd. to Shenzhen Nepstar Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.8.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.6.3	Commitment Letter dated as of August 21, 2007 from Liping Zhou and Shenzhen Nepstar Information and Technology Co., Ltd. to Shenzhen Nepstar Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.8.3 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.7.1	Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Nepstar Information and Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.9.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.7.2	Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 10.9.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.8	Trademark License Agreement dated as of April 20, 2000 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Neptunus” (Translation) (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.9	Trademark License Agreement dated as of July 7, 2000 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 499 trademarks (Translation) (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.10	Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Tong’ai Pharmaceutical Manufacturing Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Tong’ai” and “Jindian” (Translation) (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.11	Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Pharmaceutical Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 42 trademarks (Translation) (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.12	Trademark License Agreement dated as of June 28, 2007 between Shenzhen Neptunus Pharmaceutical Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 14 trademarks (Translation) (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.13	Trademark License Agreement dated as of June 28, 2007 between Shenzhen Neptunus Tong’ai Pharmaceutical Management Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Tong’ai” (Translation) (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
4.14	Supplemental Agreement dated August 18, 2009 to the Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 30, 2010)
4.15	Supplemental Agreement dated May 28, 2010 to the Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

Exhibit Number	Description of Document
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)
12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Beijing Kang Da Law Firm
101. INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

	By	/s/ Fuxiang Zhang
Name: Fuxiang Zhang
Title: Chief Executive Officer
Date: April 23, 2015

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China Nepstar Chain Drugstore Ltd.

We have audited the accompanying consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and its subsidiaries, as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Nepstar Chain Drugstore Ltd. and its subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2014 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Nepstar Chain Drugstore Ltd.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 23, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

April 23, 2015

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2014

(Amounts in thousands, except per share data)

	Note	2013	2014	2014
		RMB	RMB	USD
				(Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	3	361,146	252,174	40,643
Short-term bank time deposits	3	184,440	24,000	3,868
Long-term bank time deposits due within one year	3	-	3,256	525
Restricted cash	2(e)	37,000	37,423	6,031
Accounts receivable, net of allowance for doubtful accounts	4	131,984	136,568	22,011
Bills receivable		-	400	64
Amounts due from related parties	22	379	3,366	543
Prepaid expenses, deposits and other current assets	5	169,210	245,254	39,528
Inventories	6	551,783	546,312	88,050
Deferred tax assets	12	6,330	2,038	328
Total current assets		1,442,272	1,250,791	201,591

Property and equipment, net	7	123,183	137,750	22,201
Long-term bank time deposits	3	40,256	-	-
Rental deposits		41,946	42,257	6,811
Cost method investments		12,638	12,638	2,037
Intangible assets, net	8	2,509	2,509	404
Goodwill	8	51,819	51,819	8,352
Deferred tax assets	12	11,723	16,340	2,633
Accrued interest income		769	-	-
TOTAL ASSETS		1,727,115	1,514,104	244,029

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		403,558	409,428	65,988
Bills payable		4,334	-	-
Amounts due to related parties	22	29,247	25,636	4,132
Accrued expenses and other payables	13	123,065	122,236	19,700
Deferred income	14	22,477	25,715	4,145
Income tax payable		34,567	25,743	4,149
Dividend payable	17	191,246	-	-
Total current liabilities		808,494	608,758	98,114

Deferred income	14	17,391	15,677	2,527
Deferred tax liabilities	12	16,541	14,711	2,371
Other non-current liabilities	12	39,163	43,326	6,983
Total liabilities		881,589	682,472	109,995

Shareholders’ equity:
Share capital – ordinary shares USD 0.0001 par value:
360,000,000 shares authorized; 197,446,940 shares issued and outstanding as of December 31, 2013 and 2014	15	158	158	25
Additional paid-in capital		640,341	640,341	103,204
Accumulated other comprehensive loss		(41,623)	(41,746)	(6,728)
Retained earnings	16	246,650	232,879	37,533
Total shareholders’ equity		845,526	831,632	134,034

Commitments and contingencies	2(u)	-	-	-

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,727,115	1,514,104	244,029

See accompanying notes to consolidated financial statements.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

		Year ended December 31,
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	USD
					(Note 2(c))
Revenue	18,22	2,549,856	2,699,103	2,953,314	475,988
Cost of goods sold		(1,369,312)	(1,520,796)	(1,722,792)	(277,664)

Gross profit		1,180,544	1,178,307	1,230,522	198,324
Sales, marketing and other operating expenses		(1,011,695)	(1,026,798)	(1,098,000)	(176,965)
General and administrative expenses		(115,734)	(121,542)	(125,577)	(20,239)
Impairment losses of property and equipment	7	(7,649)	(6,984)	(9,877)	(1,592)
Other income		1,480	-	-	-
Income / (loss) from operations		46,946	22,983	(2,932)	(472)

Interest income		16,435	15,713	7,234	1,166
Dividend income from cost method investments		4,528	5,232	5,852	943
Equity in income of an equity method investee	9	1,337	-	-	-
Gain on disposal of an equity method investee	9	68,440	-	-	-
Other income	10	-	-	3,082	497
Other loss	11	-	-	(535)	(86)
Income before income tax expense		137,686	43,928	12,701	2,048
Income tax expense	12	(47,594)	(32,100)	(26,472)	(4,267)

Net income / (loss) attributable to China Nepstar
Chain Drugstore Ltd.		90,092	11,828	(13,771)	(2,219)

Earnings / (loss) per ordinary share:

Basic	21	0.45	0.06	(0.07)	(0.01)

Diluted	21	0.45	0.06	(0.07)	(0.01)

Other comprehensive income, net of tax:
Foreign currency translation adjustments		(555)	65	(123)	(20)
Comprehensive income / (loss) attributable to China Nepstar Chain Drugstore Ltd.		89,537	11,893	(13,894)	(2,239)

See accompanying notes to consolidated financial statements.

China Nepstar Chain Drugstore Ltd AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

(Amounts in thousands, except per share data)

	Ordinary shares			Additional	Accumulated Other
	Number of Shares	Par Value Amount	Treasury Stock at Cost	Paid-in Capital	Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012	202,783,480	161	(1,736)	1,252,232	(41,133)	144,730	1,354,254

Net income	-	-	-	-	-	90,092	90,092
Other comprehensive loss	-	-	-	-	(555)	-	(555)

Repurchase of ordinary shares (Note 15)	-	-	(40,899)	-	-	-	(40,899)
Retirement of ordinary shares (Note 15)	(5,704,700)	(3)	42,635	(42,632)	-	-	-
Issuance of ordinary shares upon exercise of employee share options (Note 15)	368,160	-	-	1,683	-	-	1,683
Dividends (Note 17)	-	-	-	(378,472)	-	-	(378,472)

Balance as of December 31, 2012	197,446,940	158	-	832,811	(41,688)	234,822	1,026,103

See accompanying notes to consolidated financial statements.

China Nepstar Chain Drugstore Ltd AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

(Amounts in thousands, except per share data)

	Ordinary shares			Additional	Accumulated Other
	Number of Shares	Par Value Amount	Treasury Stock at Cost	Paid-in Capital	Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013	197,446,940	158	-	832,811	(41,688)	234,822	1,026,103

Net income	-	-	-	-	-	11,828	11,828
Other comprehensive income	-	-	-	-	65	-	65

Dividends (Note 17)	-	-	-	(192,470)	-	-	(192,470)
Balance as of December 31, 2013	197,446,940	158	-	640,341	(41,623)	246,650	845,526

See accompanying notes to consolidated financial statements.

China Nepstar Chain Drugstore Ltd AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

(Amounts in thousands, except per share data)

	Ordinary shares			Additional	Accumulated Other
	Number of Shares	Par Value Amount	Treasury Stock at Cost	Paid-in Capital	Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014	197,446,940	158	-	640,341	(41,623)	246,650	845,526

Net loss	-	-	-	-	-	(13,771)	(13,771)
Other comprehensive loss	-	-	-	-	(123)	-	(123)

Balance as of December 31, 2014	197,446,940	158	-	640,341	(41,746)	232,879	831,632
Balance as of December 31, 2014 (USD )		25	-	103,204	(6,728)	37,533	134,034

See accompanying notes to consolidated financial statements.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands)

	Year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income / (loss)	90,092	11,828	(13,771)	(2,219)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation and amortization	45,135	36,711	36,679	5,912
Allowance for doubtful accounts	2,276	140	365	59
(Gain) / loss on disposal of property and equipment	(268)	1,028	2,393	386
Loss on disposal of intangible asset	-	359	-	-
Gain on disposal of an equity method investee	(68,440)	-	-	-
Equity in income of an equity method investee	(1,337)	-	-	-
Dividend income from an equity method investee	13,825	-	-	-
Gain on disposal of subsidiaries	-	-	(3,082)	(497)
Loss on disposal of a subsidiary	-	-	535	86
Deferred income tax benefit	(2,022)	(4,251)	(2,298)	(370)
Inventory write-downs	9,072	11,926	2,756	444
Impairment losses of property and equipment	7,649	6,984	9,877	1,592

Changes in operating assets and liabilities:
Accounts receivable	(13,940)	(17,523)	(4,949)	(798)
Bills receivable	-	-	(400)	(64)
Amounts due from related parties	(3,605)	7,875	(2,987)	(481)
Prepaid expenses, deposits and other current assets	(20,551)	(25,930)	(75,586)	(12,182)
Inventories	(50,497)	(85,226)	2,715	438
Deferred income	2,841	7,176	1,524	246
Accounts payable	3,709	47,463	5,870	946
Bills payable	20,534	(16,200)	(4,334)	(699)
Amounts due to related parties	212	10,866	(3,611)	(582)
Accrued expenses and other payables	(11,018)	17,131	(5,833)	(942)
Income tax payable and other non-current liabilities	17,709	(3,474)	(4,535)	(731)
Net cash provided by / (used in) operating activities	41,376	6,883	(58,672)	(9,456)
Cash flows from investing activities:
Placement of restricted cash	(36,000)	(1,000)	(423)	(68)
Purchase of property and equipment	(35,014)	(47,197)	(59,558)	(9,599)
Proceeds from disposal of property and equipment	2,870	536	667	108
Proceeds from disposal of an equity method investee	81,480	-	-	-
Dividend income from an equity method investee	11,175	-	-	-
Investment in time deposits with original maturity over three months	(88,100)	(325,696)	(83,000)	(13,377)
Proceeds from maturity of time deposits with original maturity over three months	43,000	358,100	280,440	45,197
Proceeds from disposal of subsidiaries*	-	-	2,474	399
Refund of acquisition deposit	1,000	-	-	-

Net cash (used in) / provided by investing activities	(19,589)	(15,257)	140,600	22,660

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of employee share options	1,683	-	-	-
Payment for repurchase of ordinary shares	(40,899)	-	-	-
Dividends paid	(378,472)	-	(191,246)	(30,823)

Net cash used in financing activities	(417,688)	-	(191,246)	(30,823)

*	Proceeds from disposal of subsidiaries in 2014 represented the cash considerations of RMB13,901 received less cash balance transferred to the acquirers amounting to RMB11,427.

See accompanying notes to consolidated financial statements.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands)

	Year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	USD
Effect of foreign currency exchange rates on cash	(728)	(1,736)	346	56
Net decrease in cash	(396,629)	(10,110)	(108,972)	(17,563)
Cash and cash equivalents at beginning of the year	767,885	371,256	361,146	58,206
Cash and cash equivalents at end of the year	371,256	361,146	252,174	40,643
Supplemental disclosure of cash flow information:

Income taxes paid	(36,144)	(44,725)	(25,900)	(4,174)
Accounts payable for purchase of property and equipment	3,664	4,593	6,696	1,079

See accompanying notes to consolidated financial statements.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

(a)	Principal activities

China Nepstar Chain Drugstore Ltd. (the “Company”) and its subsidiaries (collectively with the Company, the “Group”) are principally engaged in the business of operating retail drugstores in the People’s Republic of China (the “PRC”). The Group’s drugstores provide pharmacy services and sell prescription drugs, non-prescription or over-the-counter drugs, nutritional supplements, herbal products, personal and family care products and convenience products such as snack food and beverages. As of December 31, 2014, the Company, through its subsidiaries, was the owner and operator of 1,980 retail drugstores in 74 cities in Guangdong, Jiangsu, Zhejiang, Liaoning, Shandong, Hunan, Fujian, Sichuan, Hubei, Anhui and Jilin provinces and Shanghai, Tianjin and Beijing municipalities of the PRC under the name of “China Nepstar”. All of the Group’s operations and customers are located in the PRC.

The following list contains the particulars of subsidiaries which principally affected the consolidated results of operations and financial position of the Company.

	Principal	Percentage of controlling interest
Name of subsidiary/investee	activities	as of December 31,
		2012	2013	2014
Shenzhen Nepstar
Pharmaceutical Co., Ltd.	Procurement of merchandise
(“Nepstar Pharmaceutical”)	for the Group	100%	100%	100%

Weifang Nepstar	Procurement of merchandise
Pharmaceutical Co., Ltd.	for the Group
(“Weifang Nepstar”)	(Note 1(a)(i))	100%	100%	-

Shenzhen Nepstar Group
Siping Northeast Co., Ltd.	Procurement of merchandise
(“Siping Nepstar”)	for the Group	-	100%	100%

Shanghai Nepstar Chain Co., Ltd.
(“Shanghai Nepstar”)	Operation of retail drugstores	100%	100%	100%

Guangzhou Nepstar Chain Co., Ltd.
(“Guangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

Ningbo Nepstar Chain Co., Ltd.
(“Ningbo Nepstar”)	Operation of retail drugstores	100%	100%	100%

Sichuan Nepstar Chain Co., Ltd.
(“Sichuan Nepstar”)	Operation of retail drugstores	100%	100%	100%

Jiangsu Nepstar Chain Co., Ltd.
(“Jiangsu Nepstar”)	Operation of retail drugstores	100%	100%	100%

Dalian Nepstar Chain Co., Ltd.
(“Dalian Nepstar”)	Operation of retail drugstores	100%	100%	100%

Hangzhou Nepstar Chain Co., Ltd.
(“Hangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

Shandong Minkang Nepstar
Chain Co., Ltd.
(“Shandong Nepstar”)	Operation of retail drugstores	100%	100%	100%

Shenzhen Nepstar Chain Co., Ltd.
(“Shenzhen Nepstar”)	Operation of retail drugstores	100%	100%	100%

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION - CONTINUED

(a)	Principal activities - continued

	Principal	Percentage of controlling interest
Name of subsidiary/investee	activities	as of December 31,
		2012	2013	2014
Qingdao Nepstar Chain Co., Ltd. (“Qingdao Nepstar”)	Operation of retail drugstores	100%	100%	100%

Tianjin Nepstar Chain Co., Ltd. (“Tianjin Nepstar”)	Operation of retail drugstores	100%	100%	100%

Fuzhou Nepstar Chain Co., Ltd.
(“Fuzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

Hubei Nepstar Pharmaceutical Co., Ltd.
(“Hubei Nepstar”)	Operation of retail drugstores	100%	100%	100%

Beijing Nepstar Chain Co., Ltd.	Operation of retail drugstores
(“Beijing Nepstar”)	(Note 1(a)(i))	100%	100%	-

Beijing Hongda Nepstar Chain Co., Ltd. (“Beijing Hongda”)	Operation of retail drugstores	100%	100%	100%

Beijing Shuangjing Nepstar Co., Ltd. (“Beijing Shuangjing”)	Operation of retail drugstores	100%	100%	100%

Beijing Tongda Nepstar Chain Co., Ltd. (“Beijing Tongda”)	Operation of retail drugstores	100%	100%	100%

Beijing Xingda Nepstar Chain Co., Ltd. (“Beijing Xingda”)	Operation of retail drugstores	100%	100%	100%

Beijing Guang QuMen Nepstar Chain Co., Ltd. (“Beijing Guang QuMen”)	Operation of retail drugstores	100%	100%	100%

Beijing Hua Shi Nepstar Chain Co., Ltd. (“Beijing Hua Shi”)	Operation of retail drugstores	100%	100%	100%

Beijing Ti Yu Guan Lu Nepstar Chain Co., Ltd.
(“Beijing Ti Yu Guan Lu”)	Operation of retail drugstores	100%	100%	100%

Shenyang Nepstar Chain Co., Ltd.
(“Shenyang Nepstar”)	Operation of retail drugstores	100%	100%	100%

Shenzhen Nepstar E-commerce
Co., Ltd.
(“Nepstar E-commerce”)	Online retail sales of merchandise	100%	100%	100%

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION - CONTINUED

(a)	Principal activities - continued
	Principal	Percentage of controlling interest
Name of subsidiary/investee	activities	as of December 31,
		2012	2013	2014
Zaozhuang Nepstar Chain Co., Ltd.	Operation of retail drugstores
(“Zaozhuang Nepstar”)	(Note 1(a)(i))	100%	100%	-

Wenzhou Nepstar Chain Co., Ltd.	Operation of retail drugstores
(“Wenzhou Nepstar”)	(Note 1(a)(i))	100%	-	-

Hunan Nepstar Health Chain Co., Ltd.
(“Hunan Nepstar”)	Operation of retail drugstores	100%	100%	100%

Wuhan Nepstar Drugstore Co., Ltd.
(“Wuhan Nepstar”)	Operation of retail drugstores	100%	100%	100%

Wuhan Nepstar Chain Co., Ltd.
(“Wuhan Chain”)	Operation of retail drugstores	-	-	100%

Note (i)

On December 20, 2013, Wenzhou Nepstar was dissolved.

Beijing Nepstar was 100% owned by Shenzhen Nepstar. In June 2014, the Group completed the sales of its 100% equity ownership in Beijing Nepstar to Mr. Zhao Shi, an individual and a third party to the Group. In accordance with the agreement entered into by Shenzhen Nepstar and Zhao Shi in connection with the transaction, Shenzhen Nepstar transferred its 100% equity interest in Beijing Nepstar to Zhaoshi for a cash consideration of RMB100. As of December 31, 2014, Beijing Nepstar was no longer a subsidiary of the Group. See Note 10.

Weifang Nepstar was 100% owned by Nepstar Pharmaceutical. In September 2014, the Group completed the sales of its 100% equity ownership in Weifang Nepstar to Yantai Rongchang Pharmacy Co., Ltd. (“Rongchang”), a third party to the Group. In accordance with the agreement entered into by Nepstar Pharmaceutical and Rongchang in connection with the transaction, Nepstar Pharmaceutical transferred its 100% equity interests in Weifang Nepstar to Rongchang for a cash consideration of RMB13,801. As of December 31, 2014, Weifang Nepstar was no longer a subsidiary of the Group. See Note 10.

Zaozhuang Nepstar was 100% owned by Shenzhen Nepstar. In December 2014, the Group completed the sales of its 100% equity ownership in Zaozhuang Nepstar to Shenzhen Maidexin Medical Investment Co., Ltd. (“MDX Investment”), a third party to the Group. In accordance with the agreements entered into by the Shenzhen Nepstar and MDX Investment in connection with the transaction, Shenzhen Nepstar transferred its 100% equity interests in Zaozhuang Nepstar to MDX Investment for a cash consideration of RMB one yuan. As of December 31, 2014, Zaozhuang Nepstar was no longer a subsidiary of the Group. See Note 11.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION - CONTINUED

(b)	Significant concentrations and risks

As of December 31, 2013 and 2014, the Group held US dollar denominated bank deposits of USD9,745 and USD2,536 (equivalent to RMB58,996 and RMB15,733) respectively, which were placed with financial institutions in the Hong Kong Special Administrative Region (“HKSAR”) of the PRC. Apart from the bank deposits in HKSAR, all of the Group’s bank deposits were placed with financial institutions in the mainland of the PRC.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(c)	Foreign currency transactions and translation - continued

Assets and liabilities of the Company are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses of the Company are translated at average rates prevailing during the year. Gains and losses resulting from translation of the Company’s financial statements are recorded as a separate component of accumulated other comprehensive income / (loss) within shareholders’ equity. In addition, gains and losses on inter-company foreign currency transactions that are of a long-term investment nature are reported as other comprehensive income or loss in the same manner as translation adjustments.

For the convenience of the readers, the December 31, 2014 RMB amounts included in the accompanying consolidated financial statements have been translated into US dollars at the rate of US$1.00=RMB 6.2046, being the noon buying rate for US dollars in effect on December 31, 2014 for cable transfers in RMB per US dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at that rate or at any other rate on December 31, 2014 or at any other date.

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

Restricted cash of RMB37,000 (USD5,963) as of December 31, 2014 represented short-term pledged bank deposits placed with a bank, which were designated as security for bank acceptance bills granted by the financial institution, and will be released upon termination of the agreement with the financial institution. The remaining restricted cash of RMB423 (USD68) represented the government grant deposited at the designated bank account. The usage of the amount in this designated bank account requires the respective governmental bureaus’ approval.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(g)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method for all inventories. The Group carries out physical inventory counts on a quarterly basis at each store and warehouse location and records write-downs to inventories for shrinkage losses and damaged merchandise that are identified during the inventory counts. Write-downs due to shrinkage losses and damaged merchandise for the years ended December 31, 2012, 2013 and 2014 were RMB9,072, RMB11,926, and RMB2,756 respectively, and are included in cost of goods sold.

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

Intangible assets

The Group’s intangible assets represent operating rights acquired in business combinations. Operating rights are indefinite-lived intangible assets, which are not amortized but are reviewed for impairment annually or when events or circumstances indicate that the asset may be impaired.

Impairment of long-1ived assets

Long-lived assets, including property and equipment and intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Impairment of long-lived assets of RMB7,649 , RMB6,984 and RMB9,877 was recognized for the years ended December 31, 2012, 2013 and 2014 respectively (see Note 7).

Goodwill is reviewed for impairment at least annually. In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted ASC 2011-08 from 2012 and did not elect to use the qualitative assessment option.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The Group performs annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. No impairment of goodwill was recognized for the years ended December 31, 2012, 2013 and 2014.

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

Investments in the stock of an investee, where the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as equity in income / (loss) of an equity method investee in the consolidated statements of comprehensive income.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs amounted to RMB14,504 , RMB14,142 and RMB10,932 for the years ended December 31, 2012, 2013 and 2014, respectively and are included in sales, marketing and other operating expenses in the consolidated statements of comprehensive income.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

For the years ended December 31, 2012, 2013 and 2014, the Company recognized vendor allowances of RMB87,338 , RMB104,714 and RMB100,772 in cost of goods sold, and RMB13,131, RMB16,759 and RMB18,171 as a reduction of advertising and promotion costs, respectively.

(p)	Warehouse, buying and distribution costs

Warehouse and buying costs represent primarily rental expenses for warehouses, staff cost and other expenses incurred in warehousing and purchasing activities. Distribution costs represent the costs of transporting the merchandise from warehouses to stores. Warehouse, buying and distribution costs are expensed as incurred and are included in sales, marketing and other operating expenses. Warehouse and buying costs amounted to RMB37,757, RMB39,172 and RMB40,181 and distribution costs amounted to RMB11,208, RMB11,042 and RMB12,001 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(u)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Historically, the Group has experienced no product liability claims.

(v)	Segment reporting

The Group’s chief operating decision maker has been identified as its Chief Executive Officer. The Group has one reportable operating segment, which is the retail drugstore business. Geographic information is not presented because all of the Group’s operations and customers are located in the PRC.

(w)	Fair value measurements

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

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(w)	Fair value measurements - continued

·	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.

·	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

·	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Group did not have any financial assets and liabilities or nonfinancial liabilities that are measured at fair value on a recurring or nonrecurring basis as of December 31, 2013 and 2014.

The following table presents fair value measurements of assets that are measured at fair value on a nonrecurring basis at December 31, 2014:

Quoted
prices in
		active	Significant
		markets for	other	Significant
	Year ended	identical	observable	unobservable
	December 31,	assets	inputs	inputs	Total
Description	2014	(Level 1)	(Level 2)	(Level 3)	losses
	RMB	RMB	RMB	RMB	RMB
Property and equipment	137,750	-	137,750	-	(9,877)

(x)	Recently issued accounting standards

In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08 change the requirements for reporting discontinued operations. This ASU limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on an entity’s operations and financial results. As a result, the Company expects to report fewer discontinued operations under the new standard than would otherwise be reported under previous requirements. The new standard is effective for any disposals of components of the Company in annual reporting periods beginning after December 15, 2014. Early adoption is permitted. The Company will implement the provisions of ASU 2014-08 as of January 1, 2015. The Company expects that the adoption of ASU 2014-08 will not have a material impact on its consolidated financial statements.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(x)	Recently issued accounting standards - continued

The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2016. Early application is not permitted. The Company will implement the provisions of ASU 2014-09 as of January 1, 2017. The Company has not yet determined the impact of the new standard on its current policies for revenue recognition.

In June 2014, the FASB issued ASU No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. ASU 2014-12 provides explicit guidance on how to account for those share-based payments awards that require a specific performance target to be achieved in order for employees to become eligible to vest in the awards. The new standard is effective for annual reporting periods beginning after December 15, 2015. Earlier adoption is permitted. The new standard is to be applied prospectively but retrospective application is permitted. The Company will implement the provisions of ASU 2014-12 as of January 1, 2016. The Company expects that the adoption of ASU 2014-12 will not have a material impact on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. In connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). The new standard is effective for reporting periods beginning after December 15, 2016. Earlier application is permitted. The Company will implement the provisions of ASU 2014-15 as of January 1, 2017. The Company expects that the adoption of ASU 2014-15 will not have a material impact on its consolidated financial statements.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

3	Cash, CASH EQUIVALENTS and bank DEPOSITS

As of December 31, 2013 and 2014, the amount of cash and cash equivalents and bank deposits by original maturity was as follows:

	December 31,
	2013	2014
	RMB	RMB

Cash and cash equivalents	361,146	252,174

Short-term time deposits with maturity over three months but within one year	184,440	24,000

Long-term time deposits due within one year	-	3,256

Long-term time deposits with maturity between one and two years	40,256	-

As of December 31, 2013 and 2014, cash and cash equivalents include US Dollar denominated bank deposits of USD9,745 and USD2,536 (equivalent to RMB58,996 and RMB15,733), respectively.

As of December 31, 2014, the interest rate of time deposits range from 2.82% to 4.40% per annum with a weighted average original maturity of 11.2 months. The Group places its cash in financial institutions with sound credit rating.

4	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable consist of the following:

	December 31,
	2013	2014
	RMB	RMB
Accounts receivable due from:
Banks	1,182	2,052
Social security bureau	112,884	115,247
Non-retail customers	18,105	19,543
	132,171	136,842
Less: allowance for doubtful accounts	(187)	(274)
Accounts receivable, net	131,984	136,568

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2012, 2013 and 2014.

	December 31,
	2012	2013	2014
	RMB	RMB	RMB

Balance at the beginning of the year	-	647	187
Provision for the year	2,276	140	365
Write-off of accounts receivable	(1,629)	(600)	(278)

Balance at the end of the year	647	187	274

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

5	Prepaid expenses, depositS and other current assets

Prepaid expenses, deposits and other current assets consist of the following:

	December 31,
	2013	2014
	RMB	RMB
Prepaid rental	101,337	107,382
Rental deposits	244	1,681
Prepayments for purchases of merchandise	25,359	98,501
Advances to employees	3,077	3,395
Deferred tax charge on unrealized profits on inter-company sales	16,337	8,805
Store consumables and supplies	12,235	11,684
Accrued interest income	4,445	2,921
Dividend receivable from cost method investee	-	4,262
Other prepaid expenses and deposits	6,176	6,623

	169,210	245,254

6	INVENTORIES

Inventories consist of the following:

	December 31,
	2013	2014
	RMB	RMB

Merchandise in stores	408,216	369,756
Merchandise in warehouses	143,567	176,556
	551,783	546,312

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

7	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2013	2014
	RMB	RMB

Buildings	18,087	18,087
Leasehold improvements	184,419	187,317
Store fixture and equipment	146,106	157,446
Software	36,714	37,445
Motor vehicles	14,572	15,169

	399,898	415,464
Less: Accumulated depreciation and amortization	(276,715)	(277,714)
	123,183	137,750

Total depreciation and amortization expense of property and equipment for the years ended December 31, 2012, 2013 and 2014 was RMB44,916, RMB36,711 and RMB36,679, respectively, of which RMB34,526, RMB27,063 and RMB27,731 was recorded in sales, marketing and other operating expenses and RMB10,390, RMB9,648 and RMB8,948 was recorded in general and administrative expenses. No depreciation and amortization expense was included in cost of goods sold for the years presented because the Company’s business does not involve manufacturing of merchandise and the amount of depreciation and amortization of property and equipment relating to warehousing and transporting the merchandise to store locations is not material.

The Group recognized impairment losses of RMB7,649 ,RMB6,984 and RMB9,877 for the years ended December 31, 2012, 2013 and 2014 respectively in respect of leasehold improvements and store fixture of certain loss-making drugstores. The Group determined that the carrying amounts of these leasehold improvements and store fixture would not be recoverable through future cash flows. The fair value of the property and equipment was based on the discounted estimated cash flows expected to be generated from the use and eventual disposal of these assets.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

8	GOODWILL AND OTHER INTANGIBLE ASSETS

(a) Intangible assets, net

	December 31,
	2013	2014
	RMB	RMB
Unamortized intangible assets
Operating rights	2,509	2,509
Total intangible assets	2,509	2,509

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

(b) Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2014 were as follows:

	December 31,
	2013	2014
	RMB	RMB

Gross goodwill as of January 1	51,819	51,819
Accumulated impairment losses	-	-

Net goodwill as of December 31	51,819	51,819

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

9	Equity method investment

The equity in income of the equity method investee in 2012 of RMB1,337 was the equity income recognized for the 40% equity investment in Yunnan Jian Zhijia Chain Drugstore Ltd. (“Yunnan Nepstar”). In 2012, Yunnan Nepstar declared and paid a cash dividend of RMB25,000 to Nepstar Pharmaceutical. For the purposes of the consolidated statement of cash flows, the amount of dividend received in 2012 of RMB11,175 that represents returns of the Company’s investment has been reported as cash flows from investing activities.

In 2012, the Company’s Board of Director approved the sale of the Group’s 40% equity ownership in Yunnan Nepstar to Yunan Jianzhijia Holding Co. Ltd., a company 100% beneficially owned by a director of Yunnan Nepstar, for a total cash consideration of RMB81,480. A gain of RMB68,440 was recognized from disposal of an equity method investee upon completion of the sale. The gain was measured as the difference between cash consideration received and the carrying amount of the investment at the time of completion of the sales. The cash consideration of the transaction was received by the Company on December 28, 2012.

10	Other INCOME

In June 2014, the Company completed the sales of 100% equity ownership in Beijing Nepstar to a third party individual Mr. Zhao Shi for a total cash consideration of RMB100. A gain of RMB226 was recognized in other income upon completion of the sales. The gain was measured as the difference between cash consideration received and the carrying amount of net assets at the time of completion of the sales.

In September 2014, the Company completed the sales of 100% equity ownership in Weifang Nepstar to Rongchang for a total cash consideration of RMB13,801. A gain of RMB2,856 was recognized in other income upon completion of the sales. The gain was measured as the difference between cash consideration received and the carrying amount of net assets at the time of completion of the sales.

11	Other LOSS

In December 2014, the Company completed the sales of 100% equity ownership in Zaozhuang Nepstar to MDX Investment for a total cash consideration of RMB one yuan. A loss of RMB535 was recognized in other loss upon completion of the sales. The loss was measured as the difference between cash consideration received and the carrying amount of net assets at the time of completion of the sales.

12	INCOME TAXES

Cayman Islands Tax

Under the current law of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

PRC Corporate Income Tax

Each of the Company’s PRC subsidiaries files stand-alone tax returns and the Group does not file a consolidated tax return.

For the years ended December 31, 2012, 2013 and 2014, the Company’s PRC subsidiaries are subject to income tax at the statutory income tax rate of 25% under the Corporate Income Tax Law of the PRC (“CIT”).

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

12	INCOME TAXES - CONTINUED

Under the CIT and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax. Under the China-HK Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company has determined that it has qualified for the 5% withholding tax rate for the years ended December 31, 2012. The Company ceased to maintain its Hong Kong tax residency for the years ended December 31, 2013 and 2014 and is therefore subject to a standard withholding tax rate of 10% for the years then ended.

The Group’s income before income tax expense consist of:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

PRC	138,755	44,129	9,512
Non-PRC	(1,069)	(201)	3,189
Income before income tax expense	137,686	43,928	12,701

Income tax expense in the consolidated statements of comprehensive income consists of:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Current tax expense	49,616	36,351	28,770
Deferred tax benefit	(2,022)	(4,251)	(2,298)
Income tax expense	47,594	32,100	26,472

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

12	INCOME TAXES - CONTINUED

The reconciliation between actual income tax expense and the amount that results by applying the PRC statutory tax rate of 25% for the years ended December 31, 2012, 2013 and 2014, to income before income tax expense is as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Computed “expected” tax expense	34,422	10,982	3,175
Effect of tax rate differential	(33)	50	(797)
PRC dividend withholding tax	4,598	2,351	(1,830)
Change in tax rate	-	8,659	-
Non-deductible expenses:
- Disallowed rental expenses	14,190	13,333	13,960
- Penalty charged by the governmental authority	-	1,419	949
- Bad debt write-off	569	194	72
- Disallowed entertainment expense	441	457	435
- Deemed profit method differential	396	328	442
- Withholding taxes on rebate income	367	440	605
- Others	275	115	153
Tax effect from the waiver of intra-group debts subject to tax bureau’s approval	-	-	7,666
Reversal of deferred tax liabilities on equity method investment	(6,250)	-	-
Non-taxable income	(1,132)	(1,308)	(1,463)

Provision / (reversal) of unrealized tax credit from intra-group transaction	-	1,601	(1,601)
Investment loss on the dissolution / disposal of PRC subsidiaries	-	(1,250)	(487)
Release of unrecognized tax benefits due to expiration of the statute of limitations	(2,785)	(4,584)	(4,648)
Change in valuation allowance	2,536	(687)	9,841
Actual income tax expense	47,594	32,100	26,472

In 2012, dividends of RMB25,000 was received from Yunnan Nepstar, an equity method investee (see Note 9). Consequently, deferred tax liabilities of RMB6,250 arising from the recognition of the equity method investment was reversed.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

12	INCOME TAXES – CONTINUED

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2013 and 2014 are presented below.

	December 31,
	2013	2014
	RMB	RMB
Deferred tax assets:
- Tax loss carryforwards	40,621	50,696
- Inventories	3,971	2,958
- Impairment of property and equipment	2,625	3,072
- Accrual for membership reward program	411	-
-Accrual for government grant	250	229
- Accrued expenses	53	-
- Others	2,016	2,230

Total gross deferred tax assets	49,947	59,185
Valuation allowance	(31,894)	(40,807)
Total deferred tax assets	18,053	18,378

Deferred tax liabilities:
- PRC dividend withholding taxes	(15,914)	(14,084)
- Intangible assets	(627)	(627)
Total deferred tax liabilities	(16,541)	(14,711)

Net deferred tax assets	1,512	3,667

Classification on consolidated balance sheets:
Deferred tax assets:
- Current	6,330	2,038
- Non-current	11,723	16,340

Deferred tax liabilities:
- Non-current	(16,541)	(14,711)

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Valuation allowance:

Balance as of January 1	37,405	37,264	31,894
Addition	10,115	9,893	16,848
Deduction	(7,579)	(10,580)	(7,611)
Reversal on expiration of tax loss	(2,677)	(4,683)	(324)
Balance as of December 31	37,264	31,894	40,807

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

12	INCOME TAXES - CONTINUED

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of the deferred tax assets, net of the existing valuation allowance as of December 31, 2013 and 2014. As of December 31, 2014, the Group recognized net deferred tax assets of RMB18,378, of which RMB14,203 relates to a subsidiary that is in cumulative loss position as of December 31, 2014. The net deferred tax assets recognized by this subsidiary include RMB12,034 relating to RMB48,135 tax loss carryforwards which expire in varying amounts between 2018 and 2019. The realization of these tax benefits is dependent on the generation of projected future taxable income and tax planning strategies prior to expiration of the tax loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset will be realized. The amounts of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 2014, the tax loss carryforwards of the Group amounted to RMB202,784 of which RMB12,399, RMB16,084, RMB23,201, RMB74,393 and RMB76,707 will expire, if unused, by end of 2015, 2016, 2017 ,2018 and 2019 respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits in the PRC for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Balance as at January 1	31,015	36,237	45,843
Additions based on tax positions related to current year	8,007	14,190	20,998
Expiration of the statute of limitations	(2,785)	(4,584)	(4,649)
Balance as at December 31	36,237	45,843	62,192

The unrecognized tax benefits as of December 31, 2012, 2013 and 2014 are the potential benefits that, if recognized, would affect the effective tax rate. The unrecognized tax benefits mainly represent rental expenses and loss from waiver of intra-group debts taken on the tax returns in which the deductibility of such expenses does not meet the more likely than not threshold. Pursuant to the Chinese Taxation Law, loss from the waiver of debts with related parties could be deducted from taxable income only after obtaining the respective approval from the tax authority. As of December 31, 2014, the unrecognized tax benefits of RMB 11,555 was presented as a reduction of the deferred tax asset for tax loss carryforwards of certain subsidiaries since the uncertain tax position would reduce the tax loss carryforwards under the tax law. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. No interest and penalty expenses were recorded for the years ended December 31, 2012, 2013 and 2014.

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

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

13	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,
	2013	2014
	RMB	RMB

Accrued payroll and employee benefits	67,824	62,285
Other accrued expenses (Note (a))	26,258	26,240
Payable for purchases of property and equipment	4,593	6,696
Deposits received (Note (b))	2,801	3,169
VAT and other taxes payable	21,589	23,846
	123,065	122,236

Notes:

(a)	Amounts represent primarily accrued rental, utilities, advertising and other sundry expenses.
(b)	Amounts represent primarily guarantee deposits from constructors for renovation and construction projects.

14	DEFERRED INCOME

Deferred income consists of the following:

	December 31,
	2013	2014
	RMB	RMB

Deferred revenue arising from Shopper’s Card Program (Note 2(l)) and others	22,477	25,715
Deferred rebate income	17,391	15,677
	39,868	41,392

15	ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorizes the Company to issue 360,000,000 shares with a par value of USD0.0001 per share.

For the years ended December 31, 2012, 2013 and 2014, the Company issued 368,160, nil and nil ordinary shares, respectively, to employees upon the exercise of vested share options.

On August 19, 2011, the Board of Directors of the Company authorized another share repurchase program (“The 2011 Program”). The 2011 Program allows the Company, from time to time and during a 12-month period starting from August 19, 2011, to purchase up to USD20,000 of its outstanding ordinary shares in the form of ADS from the open market. On December 30, 2014, the Board of Directors of the Company authorized a share repurchase program (“The 2014 Program”). The 2014 Program allows the Company, from time to time and during a 12-month period starting from December 30, 2014, to purchase up to USD5,000 of its outstanding ordinary shares in the form of ADS from the open market. During the years ended December 31, 2012, 2013 and 2014, the Company repurchased 5,370,312, nil and nil of its ordinary shares for a total purchase price of USD6,565 (equivalent to RMB40,899), nil and nil, respectively. As of December 31, 2012, all of shares repurchased under The 2011 Program had been retired.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The Company’s PRC subsidiaries made appropriations to the statutory surplus reserve of RMB4,178 for the years ended December 31, 2012, reversed RMB23 for the year ended December 31, 2013, and made appropriations to the statutory surplus reserve of RMB80 and wrote-off RMB571 in relation of the disposal of Weifang Nepstar for the year ended December 31, 2014. The accumulated balance of the statutory surplus reserve as of December 31, 2013 and 2014 was RMB99,354 and RMB98,863, respectively. No equivalent amounts were appropriated by the Company.

17	DIVIDEND

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

On November 26, 2013, the Company’s Board of Directors declared a cash dividend of USD0.16 per ordinary share, totaling USD31,591 (equivalent to RMB192,470 at the exchange rate on November 26, 2013), to the ordinary shareholders on record as of close of business on December 20, 2013, which was fully paid in January 2014.

18	REVENUE

Revenue by each major product categories is analyzed as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Prescription drugs	519,557	601,934	658,031
Over-the-counter drugs	997,997	1,059,154	1,183,665
Nutritional supplements	399,397	392,009	393,466
Herbal products	100,419	109,284	124,810
Other product sales	532,486	536,722	593,342
	2,549,856	2,699,103	2,953,314

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

18	REVENUE - CONTINUED

Certain pharmaceuticals sold in the PRC, primarily those included in the PRC’s published Medical Insurance Catalogue and those pharmaceuticals whose production or trading are deemed to constitute monopolies by the PRC government, are subject to retail price controls in the form of fixed prices or price ceilings. The fixed prices or the price ceilings of such pharmaceuticals are published by the national and provincial price administration authorities from time to time. The controls over retail prices could have a corresponding effect on Group’s pricing strategy. The prices of pharmaceuticals that are not subject to price controls are determined freely at the Group’s discretion, and in certain cases subject to notification to the provincial pricing authorities. Certain of the Group’s pharmaceutical merchandise are subject to price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price controls, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the years ended December 31, 2012, 2013 and 2014, approximately 30%, 31% and 31%, respectively of the Group’s revenue was generated from products that are subject to government pricing controls.

None of the Group’s customers contributed 10% or more of the Group’s revenue for the years ended December 31, 2012, 2013 and 2014.

19	SHARE-BASED PAYMENTS

2007 Share Incentive Plan

On June 30, 2007, the Company’s shareholders adopted the 2007 Share Incentive Plan (the "2007 Plan"). The 2007 Plan authorizes the Company to issue up to 8,680,000 shares of the Company's ordinary shares in the form of share options, share appreciation rights and other share-based awards to its employees, directors or consultants. Under the 2007 Plan, the exercise price of the option shall not be less than the fair market value of Company's ordinary share on the date of grant.

On November 9, 2007, the Company granted 200,000 share options with a grant date fair value of approximately USD2.86 per option or USD573 (RMB4,250) in aggregate, to four newly appointed independent directors. The exercise price of such options is USD8.10 per share, which was equal to the IPO price of the Company's ordinary shares. The share options vest and become exercisable in three equal annual installments on the first, second and third anniversaries of the date of grant. The share options shall expire on the tenth anniversary of the date of grant.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

All share options and ordinary shares granted under 2007 Plan were vested or forfeited before December31, 2012. No share-based compensation expense was recognized or reversed during the year ended December 31, 2012, 2013 and 2014.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

19	SHARE-BASED PAYMENTS - CONTINUED

A summary of the Company’s option activities for the years ended December 31, 2012, 2013 and 2014 is presented below:

		Weighted
	Number of	Average
	options	exercise price

Outstanding as of January 1, 2012	609,750	USD 1.71
Exercised	(368,160)	USD 0.72
Forfeited	(241,590)	USD 3.21

Outstanding as of December 31, 2012, 2013 and 2014	-	-

Exercisable as of December 31, 2014	-	-

The total intrinsic value of share options exercised during the year ended December 31, 2012 was USD122. The intrinsic value is calculated as the difference between the market value of shares on the date of exercise and the exercise price of the shares.

20	Pension and other post retirement benefits

Pursuant to the relevant PRC regulations, the Company’s PRC subsidiaries are required to make contributions at rates ranging from 10% to 22% of their employees’ salaries and wages to a defined contribution retirement scheme organized by the local social security bureaus. The amount of contributions charged to general and administrative expenses and sales, marketing and other operating expenses in the consolidated statements of comprehensive income was RMB37,824, RMB39,152 and RMB40,550 for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group has no other obligation to make payments in respect of retirement benefits of the employees.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

21	EARNINGS PER SHARE

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Numerator:
Net income / (loss) attributable to China Nepstar Chain Drugstore Ltd. ordinary shareholders	90,092	11,828	(13,771)

Denominator:
Basic weighted average number of ordinary shares	199,198,962	197,446,940	197,446,940
Dilutive effect of outstanding share options and non-vested shares	64,402	-	-

Dilutive weighted average number of ordinary shares	199,263,364	197,446,940	197,446,940

Basic earnings / (loss) per ordinary share	0.45	0.06	(0.07)

Diluted earnings / (loss) per ordinary share	0.45	0.06	(0.07)

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

22	RELATED PARTY BALANCES AND TRANSACTIONS

For the periods presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Purchases from related parties (Notes 22(a))	92,906	138,835	57,367
Sales to related parties (Note 22(b))	5,454	2,490	2,644
Lease of property from a related party (Note 22(d))	1,082	1,082	1,082

	December 31,
	2013	2014
	RMB	RMB

Amounts due from related parties (Note 22(c))	379	3,366
Amounts due to related parties (Note 22(e))	29,247	25,636

Notes:

(a)	The Group purchased merchandise from Neptunus Group and its affiliates in the normal course of business.

The payment terms offered by the related parties to the Group for purchase of merchandise ranged from 15 to 90 days. For the periods presented, none of the Group’s suppliers accounted for 10% or more of the Group’s purchases of merchandise.

(b)	In the normal course of business, the Group sold merchandise to the following related parties as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Neptunus Group and its affiliates	5,454	2,490	2,644
	5,454	2,490	2,644

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

22	RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

(c)	The amounts due from related parties represent the following:

	December 31,
	2013	2014
	RMB	RMB
Amount due from Neptunus Group and its affiliates related to:
Sales of merchandise (Note 22(b))	335	2,979
VAT for the above sales of merchandise	44	387
	379	3,366

(d)	The Group rented a property from Neptunus Group under an operating lease arrangement that was entered in November 2008. The monthly rental is approximately RMB90 and the lease agreement was renewed in November 1, 2013 and will expire in October 2015.

(e)	The balances represent amounts due to Neptunus Group and its affiliates in connection with the purchase of merchandise as described in Note 22(a) above.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share data)

23	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2014 are as follows. The Group’s leases do not contain any contingent rental payments terms.

Years ending December 31,	Store premises	Warehouses and office premises	Total
	RMB	RMB	RMB

2015	203,105	19,803	222,908
2016	218,115	16,293	234,408
2017	153,501	14,848	168,349
2018	93,790	14,738	108,528
2019	40,148	13,175	53,323
Thereafter	18,159	15,353	33,512

Total	726,818	94,210	821,028

The Group’s rental expenses under operating leases amounted to RMB370,292, RMB375,999 and RMB399,079 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

