Form 20-F
period 2015-12-31
China Nepstar Chain Drugstore Ltd.
filed 2016-04-26
CIK 1414850

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

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
ANNUAL REPORT ON FORM 20-F

-i-

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015 and as of December 31, 2014 and 2015.

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

The following selected consolidated statement of comprehensive income data for the years ended December 31, 2013, 2014 and 2015 and selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive income data for the years ended December 31, 2011 and 2012 and selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements included in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2011	2012	2013	2104	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Comprehensive Income Data
Revenue	2,491,290	2,549,856	2,699,103	2,953,314	3,232,446	499,004
Gross profit	1,188,637	1,180,544	1,178,307	1,230,522	1,347,812	208,068
Sales, marketing and other operating expenses	(1,015,165)	(1,011,695)	(1,026,798)	(1,098,000)	(1,142,918)	(176,436)
General and administrative expenses	(120,671)	(115,734)	(121,542)	(125,577)	(133,749)	(20,648)
Income/(loss) from operations	38,637	46,946	22,983	(2,932)	61,709	9,526
Gain on disposal of an equity method investee (1)	—	68,440	—	—	—	—
Net income/(loss) attributable to China Nepstar Chain Drugstore Ltd.	35,933	90,092	11,828	(13,771)	39,826	6,148
Earnings/(loss) per share
Basic	0.17	0.45	0.06	(0.07)	0.20	0.03
Diluted	0.17	0.45	0.06	(0.07)	0.20	0.03
Shares used in computation
Basic	206,127,305	199,198,962	197,446,940	197,446,940	197,446,940	197,446,940
Diluted	206,377,682	199,263,363	197,446,940	197,446,940	197,446,940	197,446,940

(1)           On December 28, 2012, we disposed of our 40.0% ownership in JZJ which had been accounted for under the equity method.

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash, cash equivalents and other bank deposits	810,885	608,356	545,586	279,430	365,599	56,438
Restricted cash	—	36,000	37,000	37,423	124	19
Inventories	437,058	478,483	551,783	546,312	574,344	88,664
Accounts receivable, net of allowance for doubtful accounts	102,937	114,601	131,984	136,568	157,153	24,260
Total current assets	1,480,369	1,394,650	1,442,272	1,250,791	1,326,131	204,718
Property and equipment, net	141,817	120,237	123,183	137,750	175,645	27,115
Long-term bank time deposits	169,000	20,000	40,256	—	—	—
Total assets	1,942,197	1,644,011	1,727,115	1,514,104	1,621,785	250,360
Accounts payable	352,386	356,095	403,558	409,428	461,098	71,181
Amounts due to related parties	18,169	18,381	29,247	25,636	23,607	3,644
Total current liabilities	527,818	555,807	808,494	608,758	677,005	104,511
Total non-current liabilities	60,125	62,101	73,095	73,714	73,410	11,333
Total shareholders’ equity	1,354,254	1,026,103	845,526	831,632	871,370	134,516

Exchange Rate Information

This annual report on Form 20-F contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at the rate of RMB6.4778 to US$1.00, the exchange rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board of the United States as of December 31, 2015. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuations in the exchange rates of the Renminbi may have a material adverse effect on your investment” and “— Governmental control of currency conversion may affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 22, 2016, the exchange rate as published by the Federal Reserve Board of the United States was RMB6.5004 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	RMB per U.S. Dollar Exchange Rate(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 22, 2016)	6.5004	6.4726	6.5004	6.4571

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

Risks Related to Our Business

There can be no assurance that the agreement and plan of merger entered into with various parties on March 16, 2016 and the going private transaction contemplated thereby will be successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

Our board of directors received a preliminary non-binding proposal letter from Mr. Simin Zhang, our founder and chairman of our board of directors, and China Neptunus Drugstore Holding Ltd., an investment vehicle wholly-owned by Mr. Zhang (the “Parent”, and collectively with Mr. Zhang, the “Buyer Parties”) on July 6, 2015, pursuant to which the Buyer Parties propose to acquire all of our outstanding ordinary shares and ADSs (each representing two ordinary shares), in both cases, that are not already beneficially owned by the Buyer Parties and their affiliates, for $1.30 per ordinary share or $2.60 per ADS in cash. Our board of directors has formed a special committee of independent directors to consider the proposed transaction. On March 16, 2016, we entered into a definitive agreement and plan of merger (the “Merger Agreement”) with various parties pursuant to which the Parent will acquire our company for a cash consideration equal to $1.31 per ordinary share of our company, or $2.62 per ADS of our company, as the case may be, through the merger of its wholly-owned acquisition subsidiary, Neptunus Global Limited, with and into our company, with our company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). The per ADS merger consideration to be paid in the Merger represents a 19.1% premium over our closing price of US$2.2 per ADS on July 2, 2015, the last trading day prior to our announcement on July 6, 2015 that we had received a “going private” proposal.

The Merger is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing at least two-thirds of the ordinary shares present and voting in person or by proxy as a single class at an extraordinary general meeting of our shareholders. There can be no assurance that the Merger will be consummated.

The Merger, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, we are subject to various restrictions under the Merger Agreement on the conduct of our business prior to the completion of the Merger, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the Merger. We have incurred, and will continue to incur, significant costs, expenses, and fees for professional services and other transaction costs in connection with the proposed “going-private” transaction. All the fees and costs will be payable by us even if the merger is not completed.

On April 4, 2016, we filed a going private transaction statement on Schedule 13E-3 which attaches as an exhibit a preliminary proxy statement that, subject to completion, will be used in connection with the extraordinary general meeting of our shareholders. Please refer to the preliminary proxy statement for more information about the Merger including the effects of the Merger on our company and the effects on our company if the Merger is not completed.

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

We have been expanding our product offerings since May 2010 by introducing more non-pharmaceutical products to address the wider needs of our customers for a healthy and convenient lifestyle. However, we may be less successful than anticipated in boosting store traffic and increasing profitability. In addition, the expansion of our product offerings can be costly due to intensive promotional activities and excessive logistics charges in inventory maintenance and delivery. Also, due to build-up of new product inventory, our cash flow from operations may be stretched. If we cannot successfully achieve and maintain customer acceptance and control our expenses in execution of our product offering expansion, our profitability and prospects may be materially and adversely affected.

Our private label products may not achieve or maintain broad market acceptance.

We began introducing private label products in September 2005, and sales of private label products accounted for 13.8% of our revenue and 20.1% of our gross profit in 2015. These products generally have higher profit margins than our other similar products. We believe that our success in gaining and maintaining broad market acceptance of our private label products depends on many factors, including:

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

Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. The trademark “Neptunus,” or “海王” in Chinese, is owned by Shenzhen Neptunus Group Co., Ltd., or the Neptunus Group, and we have obtained, under a license agreement, the non-exclusive right to use this trademark so long as the trademark is valid. The trademark “Neptunus,” or “Haiwang,” is also used by the Neptunus Group, its subsidiaries and affiliated entities, which are controlled by Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, China Neptunus Drugstore Holding Ltd., or Neptunus BVI. We have also obtained rights to use an aggregate of 612 additional trademarks, including 104 trademarks that are registered under Nepstar Pharmaceutical, 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use and 9 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2015, we have developed 2,172 private label products with these licensed trademarks. If the Neptunus Group, any of its subsidiaries or affiliated entities, or any third party uses the trade name “Neptunus,” or trademarks we use to develop our private labels in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use our proprietary information and know-how without infringing third party intellectual property rights. Despite the decrease in our revenue of private label products from RMB516.7 million in 2014 to RMB447.5 million in 2015, representing 17.5% and 13.8% of our total revenue, respectively, sales of our private label products still constitute an important component of our business. As litigation becomes more common in China, we continue to face risks of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. As of December 31, 2015, we were not involved in any disputes that were related to intellectual properties involving our private label products, but we cannot guarantee that such disputes will not implicate us in the future. Our current or potential competitors, many of which have substantial resources, may have or may obtain intellectual property protection that will prevent, limit or interfere with our ability to make, use or sell our products in China. Moreover, the defense of intellectual property suits, including trademark infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

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

As of December 31, 2015, we had 2,031 leased properties with an aggregate gross floor area of 318,537 square meters, of which 244,559 square meters were used as drugstores. 224 or approximately 11.0% of these leased properties had defects in their legal titles. Of all of the properties with defects in legal titles, 24,279 square meters were used as drugstores, equivalent to approximately 9.9% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds cannot be obtained from the relevant landlord; and (ii) the identity of the landlord as it appears on the relevant leasing contract does not match the identity of the registered owner as it appears on the property title deeds and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the former type of defects in title was 21,665 square meters, or approximately 8.8% of the total gross floor area of our drugstores, and with the latter type of defects in title was 3,013 square meters, or approximately 1.2% of the total gross floor area of our drugstores. In the absence of proper title documents, the relevant leasing contracts may not be valid or enforceable. We have been working to cure, or cause to be cured, defects in property titles and the related costs have been immaterial. We do not expect to incur material costs to cure outstanding defects in property titles in the future. Although we believe that failure to cure these defects would not result in the loss of a significant number of these leases, if any of such defects of title for these occupied properties is not cured, we may lose our rights to use some of these properties, and our business and operations may be severely disrupted. In addition, 103,942 square meters, or approximately 32.6% of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. We do not believe that the failure of registration will affect the validity or performance of these leases. We are making efforts to urge our landlords to cooperate with us to complete the required registrations as tenants alone cannot effect registrations under the applicable PRC regulations. However, if the required registrations are not effected, the relevant government authorities have the right to request both our landlords and us to complete the registrations and we could be subject to fines, the amount of which differs in various regions in China.

We have experienced, and may continue to experience, increasing rental costs as to the lease of our stores.

We have been experiencing increases in rental costs for the leasing of our stores in the past few years. In particular, the average rental expense for existing stores with renewal leases in 2014 and 2015, which were 498 and 488 stores, respectively, increased by approximately 10% and 15.4%, respectively, upon renewal of the existing leases of such stores. A majority of our leases have a five-year term. We expect rental costs for our stores to continue to increase in the future as China’s economy continues to grow and competition for desirable rental locations intensifies. Increase in rental costs may have a material adverse effect as to our financial condition and results of operations if we are unable to offset such higher costs through higher prices and/or increasing operational efficiency at our existing stores. In addition, higher rental costs may increase the amount of time required before our new stores would achieve profitability and affect our ability to expand our network of stores, which could materially and adversely impact our business and prospects.

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

We are a leading retail drugstore chain in China, with a network of 1,998 directly operated drugstores spanning 70 cities across 14 provinces and direct-controlled municipalities in China as of December 31, 2015. The effective management of our business has resulted in, and may continue to result in, substantial demands on our management, operational and other resources. In particular, the management of our growth will require, among other things:

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

In November 2010, we launched a pilot version of our e-commerce website and in January 2011 launched our official e-commerce website, www.star365.com. However, we did not sell any pharmaceutical products through the website until October 1, 2011. Currently, we sell both pharmaceutical and non-pharmaceutical products mainly through our own website and e-commerce stores we set up with third-party sales channel websites, including www.tmall.com and JD.com. Revenue generated from our online sales decreased from RMB126.5 million in 2014 to RMB116.2 million (US$17.9 million) in 2015, as we continued to optimize our e-commerce operation strategy to pursue profitable growth.

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

While e-commerce has existed in China since the 1990s, only recently have certain e-commerce companies in China become profitable. Thus, the long-term viability and prospects of various e-commerce business models, and e-commerce generally, in China remain relatively untested. Our future operating results from our online business, will depend on numerous factors affecting the development of e-commerce in China, which may be beyond our control. These factors include:

•	the growth of personal computer, mobile device, Internet and broadband usage and penetration in China, and the rate of any such growth;

•	the trust and confidence level of consumers in online shopping in China, as well as changes in customer demographics and consumers’ tastes and preferences;

•	the selection, price and popularity of products that we and our competitors offer on websites;

•	the emergence of alternative retail channels or business models that better address the needs of consumers in China;

•	the development of fulfillment, payment and other ancillary services associated with online purchases; and

•	general economic conditions, particularly economic conditions affecting discretionary consumer spending.

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

As of December 31, 2015, Simin Zhang, our founder and chairman of our board of directors, through Neptunus BVI, beneficially owned 79.5% of our outstanding share capital. As such, Mr. Zhang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may also cause the price of our ADSs to decline significantly.

On July 6, 2015, our board of directors received a preliminary non-binding proposal letter from the Buyer Parties to acquire all of our outstanding ordinary shares and ADSs in a going-private transaction. On March 16, 2016, we entered into the Merger Agreement with Parent and certain other parties in connection with the Merger. See Item 3.D. “Risk Factors—Risks Related to Our Business— There can be no assurance that the agreement and plan of merger entered into with various parties on March 16, 2016 and the going private transaction contemplated thereby will be approved by our shareholders or successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.” Mr. Zhang’s ownership in our company and his agreement with Parent to vote in favor of the proposal to approve and authorize the Merger may effectively prevent a competing bid for our company, which may be against your best interests.

If we grant additional share options, restricted shares or other share-based compensation in the future, our operating results could be materially adversely affected.

We may issue options and other share-based awards according to the terms of China Nepstar Chain Drugstore Ltd. 2007 Share Incentive Plan, or our 2007 Share Incentive Plan, adopted on June 30, 2007. We recognize as an expense, the fair value of share options and other share-based compensation based on the fair value of equity-classified awards on the date of the grant, with the compensation expense recognized generally over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares and other equity incentives to our employees in the future, we could incur significant compensation expenses which could materially reduce our net income, and your investment in our ADSs could be significantly diluted. As of December 31, 2015, we did not have any share options outstanding that had not been exercised.

We may need additional capital and may not be able to obtain it at acceptable terms or at all.

As of December 31, 2015, our total cash, cash equivalents, bank deposits and restricted cash amounted to RMB365.7 million (US$56.5 million). Based on our current operating plans, we expect our existing resources, including our current cash and cash flows from operations, to be sufficient to fund our anticipated cash needs, including for working capital and capital expenditures for at least the next 12 months. We may, however, need to raise additional funds if our expenditures exceed our current expectations due to changed business conditions or other future developments. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible into or exchangeable for our equity securities would result in additional dilution to you. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that restrict our operational flexibility. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

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

Moreover, we may be subject to additional competition from new entrants to the drugstore industry in China. Since the PRC government has removed the barriers for foreign companies to operate majority-owned retail drugstore businesses in China, we may face increased competition from foreign companies. Some of our larger competitors may enjoy competitive advantages, such as:

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

Future PRC government regulations on the price of pharmaceutical products may have a material adverse effect on our revenue and profitability.

Prior to June 1, 2015, a substantial portion of our pharmaceutical products, primarily those included in the national and provincial medical insurance catalogs or in the national essential drug list, which are collectively referred to in this annual report as Essential Drug and Reimbursement Lists, were subject to price controls in the form of fixed retail prices or retail price ceilings. In addition, the retail prices of these products were also subject to periodic downward adjustments as PRC government authorities seek to make pharmaceutical products more affordable to the general public. In 2013 and 2014, approximately 31.0% and 30.6% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. As of May 31, 2015, the National Development and Reform Commission, or the NDRC, implemented price ceilings on 12,367 types of drugs, mainly commonly-used antibiotics and circulatory system medications, including 5,667 pharmaceutical products carried by our stores, with a total sales revenue of RMB395.9 million for the five months ended May 31, 2015. In May 2015, seven PRC state agencies including the NDRC and the CFDA issued a notice regarding pharmaceutical price reform, pursuant to which government price controls on pharmaceutical products (other than narcotic drugs and certain psychiatric drugs) were listed starting from June 1, 2015. Starting from June 1, 2015, prices control over all pharmaceutical products carried by our stores have been lifted. Although the price control over the pharmaceutical products we carry have been lifted, the PRC government authorities may stipulate new price control measures in the future, which could have a material adverse effect on our revenue and profitability.

Our retail operations require a number of permits and licenses in order to carry on their business.

Drugstores in China are required to obtain certain permits and licenses from various PRC government authorities, including good supply practice, or GSP, certification. On January 22, 2013, the Ministry of Health (now China National Health and Family Planning Commission or the “NHFPC”) promulgated a new GSP, or the New GSP, which became effective on June 1, 2013. Compared with the previous GSP, the New GSP raised various standards to obtain certifications thereunder. For example, the New GSP requires drugstores to be equipped with (1) automatic temperature and humidity monitors and cold chain belt lines, as well as (2) remote prescription-review systems and low-temperature storage facilities in some cases, and to be staffed with licensed apothecaries. In accordance with the regulation, all the drugstores in China should obtain the new GSP certification by the end of 2015, and we have renewed our GSP certification in all of our subsidiaries. In addition to GSP certifications, we are also required to obtain food hygiene certificates for the distribution of non-pharmaceutical products.

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

Prior to March 2015, PRC laws, rules and regulations limited any foreign investor’s ownership of drugstores to 49.0% if the investor owned interests in more than 30 drugstores in China that sell a variety of branded pharmaceutical products sourced from different suppliers. Substantially all of our operations are conducted through Shenzhen Nepstar Pharmaceutical Company Ltd., or Nepstar Pharmaceutical, our wholly owned subsidiary in China, and through its contractual arrangements with several of our consolidated entities in China, including the regional Nepstar companies, in each of which Nepstar Pharmaceutical owns a 49.0% of the equity interest, and Shenzhen Nepstar Information and Technology Service Co., Ltd., or Nepstar IT Service, and Shenzhen Nepstar Management Consulting Co., Ltd., or Nepstar Management Consulting, collectively own the remaining 51.0% of equity interests. The respective sole beneficial owners of Nepstar IT Service and Nepstar Management Consulting, Liping Zhou and Feng Tu, are two long-time employees of our company who are PRC citizens. We depend on the regional Nepstar companies to operate substantially all of our retail drugstores and generate a substantial portion of our revenue. We have entered into contractual arrangements with the regional Nepstar companies, Nepstar IT Service and Nepstar Management Consulting and their respective shareholders, which provide us with the ability to retain financial and operating control over these companies and substantially all of the economic risks and rewards of ownership of these companies.

In addition, foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. Specifically, foreign investors are generally not allowed to own more than 50.0% of the equity interests in any “value-added telecommunications services” provider, or an entity conducting an Internet content distribution business, subject to limited exceptions such as in the Shanghai Pilot Free Trade Zone where the equity interest cap imposed by foreign investors was moved by the Ministry of Industry and Information Technology, or the MIIT, in January 2015. We depend on Shenzhen Nepstar to operate our online business and generate revenue from online sales. Because we are a Cayman Islands company and our wholly owned PRC subsidiary Nepstar Pharmaceutical is considered a foreign-invested enterprise, Nepstar Pharmaceutical has entered into contractual arrangements with Nepstar IT Service, Nepstar Management Consulting and their shareholders to retain control over Shenzhen Nepstar. Nepstar IT Service and Nepstar Management Consulting each own 41% and 10% of the equity interest in Shenzhen Nepstar, respectively.

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

We conduct all of our business through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends by our consolidated PRC entities only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. As of December 31, 2015, the accumulated balance of our statutory reserve funds totaled RMB98.9 million (US$15.3 million). Our statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future, some of our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially restrict our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

We are required under PRC law to make contributions to our employee benefit plans including pension, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Our contributions are made based on salaries, bonuses and certain allowances of our employees, in amounts within the range specified by the respective local government authorities where we operate our businesses. The total amount of contributions to pensions we incurred for these employee benefit plans in 2013, 2014 and 2015, was RMB39.2 million, RMB40.6 million and RMB43.9 million (US$6.8 million), respectively.

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

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. This change in policy permitted the Renminbi to fluctuate within a narrow and managed band against a basket of foreign currencies. However, on June 19, 2010, the PRC government announced the adoption of measures to allow broader fluctuation of the Renminbi. In addition, the PRC government has allowed international transactions to be settled in Renminbi in 20 provinces, autonomous regions and municipalities in China. In April 2012, the People’s Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%, beginning on April 16, 2012. On March 15, 2014, the People’s Bank of China further expanded the floating range of the trading price of the Renminbi against the U.S. dollar from 1.0% to 2.0%. On August 11, 2015, the People’s Bank of China allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar.

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

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a Delaware company.

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

Based on the quarterly average valuation of our assets, including goodwill for the taxable year ended on December, 31, 2015, we do not believe that we were a PFIC for our taxable year ended on December 31, 2015, although there can be no certainty in this regard due to the complex nature of the applicable rules. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually after the close of the taxable year. Accordingly, our PFIC status for any taxable year cannot be determined until after the close of such taxable year. In particular, our PFIC status may be determined based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. In addition, although the law in this regard is unclear, we treat the regional Nepstar companies as being owned by us for U.S. federal income tax purposes, not only because we retain control over their management decisions but also because we retain the economic risks and rewards of these entities. If it were determined, however, that we are not the owner of the regional Nepstar companies for U.S. federal income tax purposes, we would be more likely to be treated as a PFIC for any taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor, unless you make a timely “mark-to-market” election to mitigate these consequences. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisor regarding the application of the PFIC rules in your particular circumstances and the advisability of making a mark-to-market election.

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

Since our inception, we have conducted our operations in China primarily through Nepstar Pharmaceutical, which became a wholly foreign-owned enterprise in China in August 2004 as the result of our restructuring in 2004. As applicable PRC laws, rules and regulations limited any foreign investor’s ownership of drugstores to 49.0% if the investor owned interests in more than 30 drugstores in China that sell a variety of branded pharmaceutical products sourced from different suppliers, we undertook another restructuring in May 2007. In connection with the May 2007 restructuring, Nepstar Commerce, Nepstar Electronic and Nepstar Pharmaceutical transferred all or part of their equity interests in regional Nepstar companies to two newly established PRC companies, Shenzhen Nepstar Information & Technology Service Co., Ltd., or Nepstar IT Service, and Shenzhen Nepstar Management Consulting Co., Ltd., or Nepstar Management Consulting, which are wholly owned by Liping Zhou and Feng Tu, respectively. Liping Zhou and Feng Tu are both employees of our company and PRC citizens. After we completed our restructuring in May 2007, neither Nepstar Commerce nor Nepstar Electronic retained any direct ownership interest in any of the regional Nepstar companies.

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

In July 2013, we established Shenzhen Nepstar Group Siping Northeast Co., Ltd. in Siping, Jilin Province, solely owned by Shenzhen Nepstar. Shenzhen Nepstar Group Siping Northeast Co., Ltd. was deregistered in January 2016.

In October 2014, we established Wuhan Nepstar Chain Co., Ltd., or Wuhan Chain, in Wuhan, Hubei Province, solely owned by Shenzhen Nepstar.

In order to streamline our retail chain operation in Hubei Province, Shenzhen Nepstar conducted a re-organization of its wholly-owned subsidiaries, Hubei Nepstar Chain Co., Ltd., or Hubei Nepstar, Wuhan Nepstar Drugstore Co., Ltd., or Wuhan Nepstar, and Wuhan Chain in 2015. According to the re-organization plan, all assets, liabilities and operations of Hubei Nepstar and Wuhan Nepstar were transferred to Wuhan Chain for nil consideration. After the transfer, Hubei Nepstar and Wuhan Nepstar were dissolved. The re-organization was completed in 2015.

On July 6, 2015, our board of directors received a preliminary non-binding proposal letter from the Buyer Parties to acquire all of our outstanding ordinary shares and ADSs in a going-private transaction. On March 16, 2016, we entered into the Merger Agreement with Parent and certain other parties in connection with the Merger. The transactions contemplated by the Merger Agreement, including the Merger, are subject to various closing conditions, including an affirmative vote of shareholders representing at least two-thirds of the ordinary shares present and voting in person or by proxy as a single class at an extraordinary general meeting of our shareholders. There can be no assurance that the Merger will be approved by sufficient affirmative vote or consummated. See Item 3.D. “Risk Factors—Risks Related to Our Business— There can be no assurance that the agreement and plan of merger entered into with various parties on March 16, 2016 and the going private transaction contemplated thereby will be approved by our shareholders or successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.”

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

In 2013, 2014 and 2015, our capital expenditures totaled RMB47.2 million, RMB60.0 million and RMB97.0 million (US$15.0 million), respectively. In the past, our capital expenditures were used primarily to open drugstores, acquire drugstores through business combinations, set up distribution centers and install and upgrade our integrated information management system. We estimate that our capital expenditures in 2016 will range from approximately RMB100 million to RMB140 million, which we plan to use for setting up new stores and distribution centers as well as upgrading our information management system.

B.	Business Overview

We are a leading retail drugstore chain in China, with a network of 1,998 directly operated drugstores spanning 70 cities across 14 provinces and direct-controlled municipalities in China as of December 31, 2015. We believe we have succeeded in building a national retail drugstore chain with an extensive footprint in China, and we have the leading market position in a number of the most developed cities in China, including Shenzhen, Dalian, Hangzhou, Ningbo, and Guangzhou, in terms of store count.

We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including over-the-counter drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. Unlike most other drugstores and retail drugstore chains in China, we also offer private label products, which we believe distinguishes our company from our key competitors. We launched our first private label products in September 2005 and offered 2,172 private label products as of December 31, 2015. Sales of our private label products accounted for 13.8% of our revenue and 20.1% of our gross profit in 2015.

We also operate an Internet website, www.star365.com, where online shoppers can purchase over-the-counter drugs, nutritional supplements, herbal products, personal care products, reproductive health products and household convenience products, among other products. Online sales accounted for 3.6% of our revenue and 1.4% of gross profit in 2015.

Our Store Network

We are a leading retail drugstore chain in China based on the number of directly operated stores, with a store network comprising 1,998 directly operated stores as of December 31, 2015. We operate all of our stores directly, which we believe is critical in building a strong brand name and offering a more consistent customer experience across our store network. Moreover, we believe direct operation of our drugstores is very important to our success in the retail drugstore chain business in China, given the highly fragmented market, the relatively small size of other retail drugstore chains and their short operating histories. Through a decade of direct operating experience, we have developed standards among various aspects of drugstore operations in order to provide a high quality of services in all of our stores. Direct operation also enables us to better select store locations that meet the consumer traffic requirements, target new neighborhoods and leverage our existing distribution centers. In addition, our direct operation business model allows us to operate a relatively centralized and streamlined organizational structure, which enables us to expedite decision making and thus deploy our financial, operational and management resources more effectively. Furthermore, our business model also allows us to address local demand for specific products and services more accurately, to control our corporate overhead expenses and to provide uniform and high-quality training for our employees.

We carefully select our store sites to maximize consumer traffic, store visibility and convenience for our customers. Substantially all of our stores are located in well-established urban residential communities in 70 cities in China, where living standards and consumer purchasing power are generally higher than in rural areas. The following table sets forth the number of stores we owned and operated as of the dates indicated in the following top ten cities that we operated in as of December 31, 2015:

	As of December 31,
City	2013	2014	2015
Shenzhen	329	314	330
Dalian	203	220	229
Hangzhou	145	139	142
Ningbo	126	121	124
Guangzhou	120	111	99
Chengdu	79	82	89
Suzhou	82	89	77
Qingdao	93	83	76
Weifang	84	75	72
Tianjin	74	72	68
Others	731	674	692
Total	2,066	1,980	1,998

The following table provides a history of our store openings and acquisitions as of the dates indicated:

	As of December 31,
	2013	2014	2015
Number of stores at the beginning of the period	2,132	2,066	1,980
Stores closed/disposed of during the period	188	216	150
New stores opened during the period	122	130	168
Number of stores at the end of the period	2,066	1,980	1,998

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

Product Offerings

Our merchandise can be broadly classified into the following categories:

Prescription Drugs. We offer approximately 3,213 prescription drugs. We accept prescriptions only from licensed healthcare providers and do not prescribe medications or otherwise practice medicine. Our in-store pharmacists verify the validity, accuracy and completeness of all prescription drug orders. We request that all prescription drug customers provide us with information regarding drug allergies, current medical conditions and current medications. Our in-store pharmacists also perform a drug utilization review in which they cross-check every prescription against the customer’s submitted information for drug, disease and allergy interactions. Sales of prescription drugs accounted for 22.9% of our revenue in 2015.

Over-the-Counter Drugs. We offer 3,368 over-the-counter drugs, including western medicines and traditional Chinese medicines, for the treatment of common diseases. Sales of over-the-counter drugs accounted for 43.3% of our revenue in 2015.

Nutritional Supplements. We offer 512 nutritional supplements, including a variety of healthcare supplements, vitamins, minerals and dietary products. Nutritional supplements normally generate higher gross margins than prescription and over-the-counter drugs. Sales of nutritional supplements accounted for 11.2% of our revenue in 2015.

Herbal Products. We offer various types of drinkable herbal remedies and packages of assorted herbs for making soup, which are used by consumers as health supplements. Herbal products typically have higher gross margins than prescription and over-the-counter drugs. Sales of herbal products accounted for 4.5% of our revenue in 2015.

Other Products. Our other products include personal care products such as skin care, hair care and beauty products, family care products such as portable medical devices for family use, birth control and early pregnancy test products, and convenience products, including soft drinks, packaged snacks, cleaning agents and stationery. Our other products also include seasonal and promotional items tailored to local consumer demand for convenience and quality. In May 2010, we began to further expand our product offerings by introducing general merchandise and consumables, primarily in the following categories: convenience foods, produce, household cleaning and laundry products, and mother and baby products. We believe that offering these products and consumables increases the amount that customers spend per visit by meeting growing demand for one-stop shopping convenience. Sales of other products accounted for 18.1% of our revenue in 2015.

Private Label Products

We launched our first private label product in September 2005, and since then our private label portfolio has increased to 2,172 products marketed under 171 private labels, covering all categories of products we offer. In 2015, private label products accounted for approximately 13.8% of our revenue and 20.1% of our gross profit. We believe private label branding gives us more freedom and flexibility in pricing and more control over product attributes and quality.

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

Our marketing department designs our nationwide marketing efforts while our regional Nepstar companies design regional promotions based on local demographics and market conditions. We also launch single store promotional campaigns and community activities in connection with the opening of new stores. Our store managers and staff are also encouraged to propose their own advertising and promotion plans, including holiday promotions, posters and billboards. In addition, we offer special discounts and gift promotions for selected merchandise periodically in conjunction with our suppliers’ marketing programs. We also provide ancillary services such as providing free blood pressure measurements in our stores. For our member customers, we offer free samples of selected merchandise periodically to promote sales and introduce new products. Since 2015, we have been offering free gifts when customers spend over certain pre-specified amounts at our stores, in an effort to increase customer spending with us.

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

As part of our marketing efforts and in order to build customer loyalty, we launched our “Loyal Customer” program in 1999. As of December 31, 2015, this program had more than 12.5 million members, approximately 7.0 million of whom were active members, which are defined as customers who make purchases from our stores at least once a year and whose contact information is available in our database. We also award VIP memberships to those member customers who make purchases of at least RMB2,000 from our stores annually. As of December 31, 2015, the number of our VIP members accounted for approximately 2.0% of our total members. Under the loyalty points collection program we implemented in 2011, our member customers are entitled to receive free healthcare circulars published by our stores and gain one loyalty point for every RMB10.0 spent on our products, and our VIP members are entitled to receive an additional two loyalty points for every RMB10.0 spent on our products. Loyalty points may be used as discounts for future purchase and also to exchange for gifts. At the end of calendar year, unutilized loyalty points are forfeited.

We maintain a database of our loyalty scheme membership, including customer profiles and purchasing records, which help us to tailor our promotional programs to meet our customers’ specific needs. On average, members of our loyalty scheme spend approximately 1.5 times more per sales transaction than non-member customers, and our member customers purchase more frequently from our stores than non-member customers. Sales to our member customers accounted for 75.5% of our revenue in 2015.

The following table sets forth the approximate number of our loyalty scheme members as of the dates indicated:

	As of December 31,
	2013	2014(1)	2015(1)
	(in thousands)
Members	12,285	10,759	12,523
Active Members	4,891	4,379	7,044

(1)	In 2014 and 2015, we terminated the membership of approximately 1.9 and 1.1 million inactive members, respectively.

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

Customers

During 2015, our stores served an average of approximately 80 customers per day per store. Our typical customers are urban residents in major Chinese cities. We periodically conduct qualitative customer surveys in cities in which we operate more than 100 drugstores, which help us build a stronger understanding of our market position and our customers’ purchasing habits. In addition, we sell prescription and over-the-counter drugs to non-retail customers who choose to purchase from us rather than from manufacturers and distributors of pharmaceutical products directly, as these non-retail customers believe they can leverage the economies of scale realized by our greater purchasing power and obtain better pricing terms from us than directly purchasing the same products from the manufacturers and distributors. Sales to these non-retail customers accounted for less than 1.0% of our revenue in each of 2013, 2014 and 2015.

Our sales to retail customers are paid in cash or by debit or credit cards, or by medical insurance cards under the national medical insurance program. We obtain payments from the relevant government social security bureaus for sales made to eligible participants in the national medical insurance program every one to three months. See “— Regulation — Reimbursement under the National Medical Insurance Program.” As of December 31, 2015, 1,224, or 61.3% of our stores were designated stores under the PRC national medical insurance program.

Procurement

We currently source our merchandise from 1,724 suppliers, including 650 manufacturers and 1,074 wholesalers. In 2015, 73.6% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 8.7% of our total purchases in 2015. The transaction value of purchases from our largest five suppliers accounted for 27.9% of our total purchases in 2015.

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

Distribution

Our stores are supported by our national distribution center located near our headquarters in Shenzhen and 15 regional distribution centers serving our drugstores located in 70 cities across China.

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

Quality Control

We have selected 442 manufacturers out of a large number of manufacturers as suppliers of our private label products after reviewing their good manufacturing practice, or GMP, compliance status, product selection, quality and manufacturing, packaging, transportation and storage capabilities as well as cost competitiveness.

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

Insurance

We maintain property insurance policies covering our distribution centers, stores and vehicles for losses due to fire, flood and a wide range of other disasters. In 2015, our total insurance coverage totaled approximately RMB869.0 million (US$134.2 million) and we paid approximately RMB0.5 million (US$0.1 million) in insurance premiums. In addition, like other similar companies in China, we do not carry product liability insurance, and we do not have any business interruption insurance due to the limited coverage of any business interruption insurance in China. We consider our current insurance coverage to be adequate. However, successful product liability and personal injury claims and uninsured damages to any of our distribution centers and our stores could have a material adverse effect on our financial condition and results of operations.

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

Regulations on Value-Added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” Internet information service, or ICP service, is a subcategory of value-added telecommunications services. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

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

Restrictions on Foreign Ownership of Wholesale or Retail Pharmaceutical Businesses in China

PRC regulations on foreign investment currently permit foreign companies to establish or invest in wholly foreign-owned enterprises or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China. For retail sales, these regulations used to restrict the number and size of retail pharmacy stores that a foreign investor may establish. If a foreign investor owned more than 30 stores that sell a variety of branded pharmaceutical products sourced from different suppliers, the foreign investor’s ownership interests in the stores were limited to 49.0%. Such restrictions on share ownership were lifted in March 2015.

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

Good Supply Practice Standards

GSP standards regulate wholesale and retail pharmaceutical product distributors to ensure the quality of distribution of pharmaceutical products in China. On January 22, 2013, the Ministry of Health (now NHFPC) promulgated the New GSP, which became effective on June 1, 2013. The New GSP strengthens the previous GSP’s requirements for pharmaceutical product distributors to implement strict controls on the distribution of medicine products, including standards regarding staff qualifications, distribution premises, warehouses, inspection equipment and facilities, management and quality control. The GSP certificate is usually valid for five years. In accordance with the New GSP, all the drugstores in China should obtain the new GSP certification by the end of 2015, and we have renewed our GSP certification in all of our subsidiaries.

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

The amount of compensation is calculated according to either the gains acquired by the infringer from the infringement, or the losses suffered by the trademark owner, including expenses incurred by the trademark owner to claim and litigate such infringement. If it is difficult to determine the gains acquired by the infringer from the infringement, or the losses suffered by the trademark owner, the court may elect to award compensatory damages not exceeding RMB500,000 according to the currently effective PRC Trademark Law and not exceeding RMB3 million according to the newly promulgated Third Amendment to PRC Trademark Law which became effective on May 1, 2014.

If the trademark infringement is so serious as to constitute a crime, the trademark owner may file a complaint with the police, and the infringer would be subject to investigation for criminal liability in accordance with PRC law.

Dividend Distribution

The principal laws, rules and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), as amended in October 2005 and December 2013, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our consolidated PRC entities, including wholly foreign-owned enterprises, or WFOEs, and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities, including WFOEs and domestic companies, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the accumulated amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends. As of December 31, 2015, the accumulated balance of our statutory reserve funds totaled RMB98.9 million (US$15.3 million).

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

Our corporate headquarters are located in Shenzhen, where we lease an aggregate of 1,671 square meters of office space. As of the date of this annual report, we operated one national distribution center located near our headquarters and 15 regional distribution centers with a combined total of approximately 58,452 square meters of space.

Substantially all of our store space is leased from third parties. Our leases generally have a five-year term. As of December 31, 2015, 914 leases (covering an aggregate gross floor area of approximately 102,536 square meters, equivalent to approximately 41.9% of the total gross floor area of properties we occupied) will terminate within two years. We must negotiate with the lessors for extensions to the old leases or enter into new leases upon their termination. The lessors may request a rent increase. Under applicable PRC law, we have priority over other potential lessees with respect to the leased store space on the same terms. Our community stores are normally relatively small in size, and the facilities inside the store are easily movable. As a result, we do not expect our drugstore operations to be materially and adversely affected by any failure to renew or enter into new leases.

As of December 31, 2015, we had 2,031 leased properties with an aggregate gross floor area of 318,537 square meters, of which 244,559 square meters were used as drugstores. 224 or approximately 11.0% of these leased properties had defects in their legal titles. Of the properties with defects in legal titles, 24,279 square meters were used as drugstores, equivalent to approximately 9.9% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds cannot be obtained from the corresponding lessors; and (ii) the identity of the lessor as it appears on the relevant leasing contract does not match the identity of the registered owner as it appears on the property title deeds, and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the former type of defect in title was 21,665 square meters, or approximately 8.8% of the total gross floor area of our drugstores, and with the latter type of defect in title was 3,013 square meters, or approximately 1.2% of the total gross floor area of our drugstores. In addition, 103,942 square meters, or approximately 32.6% of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We do not possess clear leasehold titles or written agreements providing for usage rights in respect of some of our occupied properties.”

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

Overview

Since our inception in 1995, we have expanded our operations through organic growth and selective acquisitions of drugstores in China. In 2009, we acquired a total of seven stores, consisting of five stores in Beijing from Beijing Zeruntang Medical Ltd. and two stores in Shanghai from Shanghai Riye Chain Co., Ltd. In 2010, we acquired three other stores from Shanghai Riye Chain Co., Ltd., six stores from Beijing Xiang Yun Kang Drugstore and eight stores from Wenzhou RenRenHao Chain Drugstore Co., Ltd. In 2011, we completed the acquisition of another store from Shanghai Riye Chain Co., Ltd. We accounted for these acquisitions using the acquisition method of accounting under FASB ASC Topic 805, Business Combinations. In 2012, we disposed the eight stores we acquired from Wenzhou RenRenHao Chain Drugstore Co., Ltd. In 2014, we disposed one store we acquired from Beijing Zeruntang Medical Ltd. and 18 stores we opened in Zao Zhuang, Shandong Province. We also close stores that do not perform well. Taking into account the 19 stores we disposed, we closed 216 stores and opened 130 new stores in 2014. In 2015, we closed 150 underperforming stores and opened 168 stores, including nine stores we acquired in Wuhan to increase our market penetration in Wuhan. As of December 31, 2015, we had a total of 1,998 directly operated drugstores.

We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Dalian, Hangzhou, Ningbo and Guangzhou, in terms of store count. Our total revenue was RMB2,699.1 million and RMB2,953.3 million in 2013 and 2014, respectively. Our net income was RMB11.8 million in 2013 and we incurred a net loss of RMB13.8 million in 2014. In 2015, our revenue increased to RMB3,232.4 million (US$499.0 million) and we generated a net income of RMB39.8 million (US$6.1 million), primarily due to our in-store promotional initiatives and improved average store output.

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

In August 2009, the Ministry of Health (now NHFPC) established the Essential Drug List, which contains 205 types of chemical drugs and 102 types of traditional Chinese medicines. In October 2009, the NDRC implemented price ceilings on 2,349 pharmaceutical products, including drugs or medicines on the Essential Drug and Reimbursement Lists, which included 1,728 pharmaceutical products carried by our stores. Due in part to the implementation of these price ceilings, our gross margins experienced downward pressure in 2010 as compared to 2009 and continued to experience downward pressure in 2011. In March 2013, NHFPC updated the Essential Drug List, which contains 317 types of chemical drugs and 203 types of traditional Chinese herbal medicines. In 2013 and 2014, approximately 31.0% and 30.6% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. As of May 31, 2015, 5,667 pharmaceutical products carried by our stores were on the List and were subject to price controls, which had a total sales revenue of RMB395.9 million for the five months ended May 31, 2015. Such government price controls over the pharmaceutical products we carry have been lifted starting from June 1, 2015. However, the PRC government authorities may stipulate new price control measures in the future, which could have a material adverse effect on our revenue and profitability.

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

	Year Ended December 31,
	2013	2014	2015
Number of stores at the beginning of the year	2,132	2,066	1,980
Number of stores at the end of the year	2,066	1,980	1,998

During 2015, our stores served an average of approximately 80 customers per day per store. Our customer visits in 2015 increased as compared with 75 customers per day per store in 2014, primarily because of increased marketing efforts. In addition, some of our stores experienced higher pedestrian traffic in 2015 after renovation.

We believe that store location is an important factor in driving our store sales. Our goal is to establish clusters of stores in well-developed cities in China. Within each major city, we aim to locate our stores in well-established residential communities. In 2015, in order to manage our stores more effectively and to improve the overall quality of store sales performance, we closed 150 stores, most of which were performing below our expectations. The number of closed stores decreased from 216 in 2014 to 150 in 2015, due to improvement in the sales performance of our stores generally. We also sped up the pace of new store openings, adding 168 new stores in 2015 as compared to 130 new stores in 2014, as a result of the improvement in the sales performance of our stores generally, despite the fact that new stores may incur high initial costs.

For our drugstores that were opened prior to December 31, 2013, the average daily revenue per store increased from RMB3,945 in 2014 to RMB4,489 in 2015. The increase was mainly due to our effort in improving management efficiency and closure of underperforming stores.

	2014		2015
	Number of drugstores “as of year-end”	Daily Average Revenue per Store	Number of drugstores as of year end	Daily Average Revenue per Store
Opened prior to December 31, 2012	1,750	4,002	1,624	4,536
Opened in 2013	105	2,903	92	3,613
Opened prior to December 31, 2013	1,855	3,945	1,716	4,489

Our Ability to Optimize Product Offerings and Increase Sales, including Sales of Private Label Products

The following table sets out a breakdown of our revenue by product categories for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	RMB’000	% of Revenue	RMB’000	% of Revenue	RMB’000	US$’000	% of Revenue
Prescription drugs	601,934	22.3	658,031	22.3	740,574	114,325	22.9
Over-the-counter drugs	1,059,154	39.2	1,183,665	40.1	1,399,973	216,119	43.3
Nutritional supplements	392,009	14.5	393,466	13.3	361,904	55,868	11.2
Herbal products	109,284	4.1	124,810	4.2	145,411	22,448	4.5
Other products(1)	536,722	19.9	593,342	20.1	584,584	90,244	18.1
Total	2,699,103	100.0	2,953,314	100.0	3,232,446	499,004	100.0

(1)	Includes personal care, family care and convenience products.

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

We generate a substantial portion of our revenue from sales of prescription drugs, over-the-counter drugs and nutritional supplements. In particular, sales of prescription drugs accounted for 22.9% of our revenue in 2015, sales of over-the-counter drugs accounted for 43.3% of our revenue in 2015 while sales of nutritional supplements accounted for 11.2% of our revenue in 2015.

In 2015, we expanded our product offerings and introduced 77 new non-pharmaceutical products, of which 3 are private label products. Sales of food, household, personal care and other products accounted for 18.1% of our revenue in 2015. We believe that our extensive store network, operational expertise, strong brand name and focus on average store revenue growth provide us with a competitive platform to capture growth opportunities in China’s retail market for convenience products.

Our private label products generally have higher margins than our other products, because we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and the distributors’ profit margin in the traditional merchandise supply chain. We launched our first private label product in September 2005, and since then our private label portfolio has increased to 2,172 products marketed under 171 private labels as of December 31, 2015, covering all categories of products we offer.

To develop our private label products, we have also obtained rights to use an aggregate of 612 additional trademarks, including 104 trademarks that are registered under Nepstar Pharmaceutical, 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use and 9 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2015, we have developed 2,172 private label products with these licensed trademarks. Private label products accounted for approximately 17.5% and 13.8% of our revenue, and 24.8% and 20.1% of our gross profit in 2014 and 2015, respectively. Private label branding also gives us more freedom and flexibility in pricing and more control over product attributes and quality.

The following tables set forth certain information with respect to our private label products for the year ended December 31, 2015:

Private Label Revenue as a Percentage of Revenue of the Category
Prescription drugs	6.3%
Over-the-counter drugs	8.1%
Nutritional supplements	38.0%
Herbal products	22.8%
Others(1)	21.1%
Total(2)	13.8%

(1)	Includes personal care, family care and convenience products.
(2)	Certain private labels are used in multiple categories of products.

Our Ability to Control Procurement Cost and Optimize Product Pricing

Our cost of goods sold consists primarily of purchase cost of merchandise. No depreciation or amortization is included in our cost of goods sold because our business does not involve manufacturing, and the amount of property and equipment we use in acquiring, warehousing and transporting merchandise to our stores is limited, and hence, the related depreciation and amortization is negligible. We have been consolidating our procurement through centralized purchases from fewer suppliers, which we believe will enable us to procure goods on more favorable terms due to our enhanced bargaining position with our suppliers. We do not expect, however, to be dependent on any particular supplier and expect to continue purchasing merchandise from a large number of suppliers in the foreseeable future. We currently source our merchandise from 1,724 suppliers, including 650 manufacturers and 1,074 wholesalers. In 2015, 73.6% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 8.7% of our total purchases in 2015. The transaction value of purchases from our largest five suppliers accounted for 27.9% of our total purchases in 2015.

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

We purchase and sell certain merchandise from and to the Neptunus Group and its affiliates. In 2013, 2014 and 2015, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB138.8 million, RMB57.4 million and RMB64.1 million (US$9.9 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB2.5 million, RMB2.6 million and RMB2.2 million (US$0.3 million), respectively. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Companies in Which a Major Shareholder Had Equity Interests.”

Prior to June 1, 2015, a substantial portion of the medicines sold in our stores, primarily those included in the Essential Drug and Reimbursement Lists, were subject to price controls in the form of fixed prices or price ceilings. Fixed prices and price ceilings on medicines are determined based on profit margins that the relevant government authorities deem reasonable, the type and quality of the medicine, its production costs and the prices of substitute medicines. In 2013 and 2014, approximately 31.0% and 30.6% of our revenue was derived from sales of pharmaceutical products that were subject to price controls. Starting from June 1, 2015, price control over all pharmaceutical products carried by our stores have been lifted. However, the PRC government may implement new price controls or mandated price reductions in the future, which could have a material adverse effect on our financial condition and results of operations, including significantly reducing our revenue and profitability.

Our Ability to Control Operating Expenses and Achieve a High Level of Operating Efficiency

Our ability to control operating expenses and achieve a high level of operating efficiency is a key factor driving our results of operations. The following table sets forth our operating expenses as a percentage of our revenue for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
Sales, marketing and other operating expenses	38.0%	37.2%	35.4%
General and administrative expenses	4.5%	4.3%	4.1%
Impairment losses of property and equipment	0.3%	0.3%	0.3%
Total operating expenses	42.8%	41.8%	39.8%

Our sales, marketing and other operating expenses primarily consist of salaries and benefits of our in-store pharmacists and other store and distribution center staff as well as rental and utility expenses of our stores and distribution centers. Sales, marketing and other operating expenses also include depreciation of leasehold improvements of our stores, distribution centers and store equipment as well as costs associated with organizing promotional and marketing activities. Sales, marketing and other operating expenses as a percentage of our revenue decreased from 38.0% in 2013 to 37.2% in 2014 and further to 35.4% in 2015 due to the growth of revenue and closure of underperforming stores. We expect our total sales, marketing and other operating expenses to increase as a result of inflation as well as future growth of our business.

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

Other key factors affecting our operating expenses include the following:

•	Inventory levels. We must maintain sufficient inventory levels to meet our customers’ needs while balancing the risk of accumulating excess inventory. Carrying excess inventory would increase our inventory holding costs, and failure to have sufficient inventory could cause us to lose customers, either of which could reduce our revenue and profitability. In 2013, 2014 and 2015, our inventory turnover days, calculated as the average of inventory at the beginning of the year and inventory at each quarter end of the year, divided by cost of goods sold for the year and then multiplied by 365, was 119 days, 118 days and 110 days, respectively.

•	Costs associated with closing underperforming stores. We closed 188, 216 and 150 underperforming stores during 2013, 2014 and 2015, respectively. The costs associated with closing underperforming stores were RMB5.7 million, RMB5.8 million and RMB2.5 million (US$0.4 million) for 2013, 2014 and 2015, respectively.

•	The amount of time required to open new stores. The amount of time required for us to open new stores, measured from date of initial occupation to commencement date of operations, increased from an average of 45 days in 2013, 46 days in 2014 to 47 days in 2015. The amount of time required for us to open new stores is primarily determined by the amount of time the relevant local government authority takes to grant license for us to open our new stores. As part of our efforts to continue to reduce the amount of time for new stores to become profitable, we have developed uniform standards and streamlined our store operations through centralized management.
54

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

All of our operating subsidiaries, including the regional Nepstar companies, were incorporated in the PRC. Prior to January 1, 2008, certain subsidiaries and tax paying retail store entities located and conducting operations in the Shenzhen Special Economic Zones, Zhuhai Special Economic Zones and the Yunnan Province in the PRC were subject to a preferential tax rate of 15%. Under the implementation rules of the CIT Law, companies that enjoyed preferential income tax rates prior to January 1, 2008 had a five-year period to transition to the 25% statutory income tax rate. In particular, companies that were subject to a tax rate of 15% were subject to tax rates of 24%, 25%, 25%, 25% and 25% in 2011, 2012, 2013, 2014 and 2015 onwards, respectively. Accordingly, our operating subsidiaries and retail store entities in Shenzhen and Zhuhai were subject to 25% income tax rates in 2013, 2014 and 2015 onwards, respectively. Our subsidiaries outside of Shenzhen and Zhuhai have been subject to the 25% statutory income tax rate since January 1, 2008.

Impact of Foreign Currency Fluctuation

See “ITEM 11. Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk.”

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

At each balance sheet date, we assess the need to establish a valuation allowance that reduces deferred tax assets when it is more likely than not that all, or some portion, of the deferred tax assets will not be realized. A valuation allowance would be based on all available information including but not limited to our projections of future taxable income, which take into account the market environment for each of the tax-paying entities within the period during which temporary differences reverse or before our tax loss carry-forwards expire, and any available tax planning strategies. Sufficient negative evidence may require that a valuation allowance be established with respect to the deferred tax assets. The deferred tax assets balance is analyzed regularly by management. Based on our historical operating results and projections for our future taxable income as well as tax planning strategies over the periods during which the tax loss can be utilized, we believe it is more likely than not we will not realize some portion of our deferred tax assets and, as a result, a valuation allowance of RMB41.8 million (US$6.5 million) was provided for as of December 31, 2015. Projections of future taxable income incorporate several assumptions of future business and operations that may differ from actual experience. If, in the future, our assumptions and estimates that resulted in our projections for future taxable income for each tax-paying component prove to be incorrect, the valuation allowance against our deferred tax assets may be adjusted.

Depreciation and Amortization

Our long-lived assets include property and equipment and intangible assets. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property and equipment (including the salvage values), and intangibles, in order to determine the amount of depreciation and amortization expenses to be recorded during any reporting period. We amortize leasehold improvements of our retail drugstores and other business premises over the shorter of the estimated useful life or the original lease term. A majority of our leases have a five-year term. We estimate the useful lives of our other property and equipment at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological and other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we may shorten the useful lives assigned to these assets as appropriate, which will result in the recognition of increased depreciation and amortization expense in future periods. There was no change to the estimated useful lives and salvage values in 2013, 2014 and 2015.

Impairment of Long-Lived Assets

We evaluate long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to the estimated undiscounted future cash flow expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and, in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. We recognized impairment losses of RMB7.0 million, RMB9.9 million and RMB9.4 million (US$1.5 million) in 2013, 2014 and 2015, respectively, with respect to leasehold improvements and store fixtures of certain underperforming stores.

Impairment of Goodwill

Our goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations. We evaluate goodwill at least annually for impairment, and more frequently if events and circumstances indicate that it might be impaired.

We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. The first step of the impairment test involves comparing the fair value of our reporting unit with the reporting unit’s carrying amount, including goodwill. Next, if the carrying amount of the reporting unit exceeds its fair value, we then recognize an impairment loss for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. We determine the implied fair value by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB ASC Topic 805, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. We did not recognize any goodwill impairment loss in 2013, 2014 or 2015.

Inventories

Our inventories are stated at the lower of cost, determined under the weighted average cost method, or market value. Our inventories are not subject to significant risk of obsolescence. We manage our inventory level based on historical sales trends, forecasted customer demand and lead time in supplier delivery. We identify inventories of medicine products which have remaining shelf life of six months or less, which under the terms of our purchase agreements, may be returned to the suppliers in exchange for new batches of products. Our inventory write-downs due to shrinkage losses and damaged merchandise in 2013, 2014 and 2015 were RMB11.9 million, RMB2.8 million and RMB7.5 million (US$1.2 million), respectively.

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2013		2014		2015
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue
	(In thousands, except percentage and per share data)
Revenue	2,699,103	100.0	2,953,314	100.0	3,232,446	499,004	100.0
Costs of goods sold	(1,520,796)	(56.3)	(1,722,792)	(58.3)	(1,884,625)	(290,936)	(58.3)
Gross profit	1,178,307	43.7	1,230,522	41.7	1,347,821	208,068	41.7
Operating expenses:
Sales, marketing and other operating expenses	(1,026,798)	(38.0)	(1,098,000)	(37.2)	(1,142,918)	(176,436)	(35.4)
General and administrative expenses	(121,542)	(4.5)	(125,577)	(4.3)	(133,749)	(20,648)	(4.1)
Impairment losses of property and equipment	(6,984)	(0.3)	(9,877)	(0.3)	(9,445)	(1,458)	(0.3)
Income / (loss) from operations	22,983	0.9	(2,932)	(0.1)	61,709	9,526	1.9
Net interest income(1)	15,713	0.6	7,234	0.2	6,515	1,006	0.2
Dividend income from cost method investments	5,232	0.2	5,852	0.2	3,903	603	0.1
Other income	—	—	3,082	0.1	1,007	155	—
Other loss	—	—	(535)	(0.0)	—	—	—
Income tax expense	(32,100)	(1.2)	(26,472)	(0.9)	(33,308)	(5,142)	(1.0)
Net income / (loss) attributable to China Nepstar Chain Drugstore Ltd.	11,828	0.4	(13,771)	(0.5)	39,826	6,148	1.2
Earnings / (loss) per ordinary share
Basic	0.06		(0.07)		0.20	0.03
Diluted	0.06		(0.07)		0.20	0.03

(1)            Net interest income includes “interest income” and “interest expense” set forth in our consolidated financial statements included elsewhere in this annual report.

Comparison of Years Ended December 31, 2014 and December 31, 2015

Revenue. Our revenue was RMB3,232.4 million (US$499.0 million) in 2015 compared to RMB2,953.3 million in 2014. The same store sales (for 1,716 operating stores opened prior to December 31, 2013) increased by 13.8% from RMB3,945 in 2014 to RMB4,489 (US$693) in 2015. The increase in revenue as well as same store sales was driven by our efforts in improving sales performance of our stores and the closure of underperforming stores. Sales of over-the-counter drugs accounted for 40.1% and 43.3% of our revenue in 2014 and 2015, respectively; sales of prescription drugs accounted for 22.3% and 22.9% of our revenue in 2014 and 2015, respectively; and sales of nutritional supplements accounted for 13.3% and 11.2% of our revenue in 2014 and 2015, respectively.

Gross Profit. Our gross profit was RMB1,347.8 million (US$208.1 million) in 2015 compared to RMB1,230.5 million in 2014. Our gross margin remained stable at 41.7% in 2014 and 2015.

Operating Expenses. Our operating expenses were RMB1,286.1 million (US$198.5 million) in 2015 compared to RMB1,233.5 million in 2014. Operating expenses as a percentage of our revenue was 39.8% in 2015 compared to 41.8% in 2014.

•	Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 4.1% from RMB1,098.0 million in 2014 to RMB1,142.9 million (US$176.4 million) in 2015, primarily due to increases in labor costs and rental expenditure.

•	General and Administrative Expenses. Our general and administrative expenses increased by 6.5% from RMB125.6 million in 2014 to RMB133.7 million (US$20.6 million) in 2015.

•	Impairment Losses. We recognized impairment losses of RMB9.9 million and RMB9.4 million (US$1.5 million) in 2014 and 2015, respectively, representing the reduction of the carrying amount of the property and equipment of certain underperforming stores.

Income/Loss from Operations. As a result of the foregoing, we recorded income from operations of RMB61.7 million (US$9.5 million) in 2015 compared to loss from operations of RMB2.9 million we recorded in 2014. Our operating margin was 1.9% in 2015 compared to negative 0.1% in 2014.

Net Interest Income. Our net interest income was RMB6.5 million (US$1.0 million) in 2015 compared to RMB7.2 million in 2014.

Dividend Income from Cost Method Investments. Dividends received from our investments in companies accounted for under the cost method were RMB3.9 million (US$0.6 million) in 2015 compared to RMB5.9 million in 2014.

Other Income. Other income was RMB1.0 million (US$0.2 million) in 2015, which primarily represents the disposal gains from the sales of 10 stores in Liaocheng, Shandong province. Other income was RMB3.1 million in 2014, which primarily represents the disposal gains from the sales of 100% equity interests in one PRC subsidiary operating drugstores and another PRC subsidiary operating a regional distribution center.

Other Loss. Other loss was RMB0.5 million in 2014, due to the disposal loss arising from disposal of an underperforming PRC subsidiary. We did not recognize other loss in 2015.

Income Tax Expense. Our income tax expense increased from RMB26.5 million in 2014 to RMB33.3 million (US$5.1 million) in 2015. Our effective tax rate decreased to 45.5% in 2015 from 208.4% in 2014. The difference in effective income tax rate and the PRC statutory tax rate of 25% applicable to our major operating subsidiaries was primarily due to non-deductible expenses and the operating losses from certain loss-making subsidiaries, for which full valuation allowances were made on their deferred tax assets, when compared to our overall results of operations.

Net Income/Loss. As a result of the foregoing, we recorded a net income of RMB39.8 million (US$6.1 million) in 2015 compared to net loss of RMB13.8 million we generated in 2014.

Comparison of Years Ended December 31, 2013 and December 31, 2014

Revenue. Our revenue was RMB2,953.3 million in 2014 compared to RMB2,699.1 million in 2013. The same store sales (for 1,750 operating stores opened prior to December 31, 2012) increased by 9.0% from RMB3,541 in 2013 to RMB3,861 in 2014. The increase in revenue as well as same store sales was driven by continued optimization of our merchandise portfolio, the closure of underperforming stores and more intensive sales promotion initiatives. Sales of over-the-counter drugs accounted for 39.2% and 40.1% of our revenue in 2013 and 2014, respectively; sales of prescription drugs accounted for 22.3% and 22.3% of our revenue in 2013 and 2014, respectively; and sales of nutritional supplements accounted for 14.5% and 13.3% of our revenue in 2013 and 2014, respectively.

Gross Profit. Our gross profit was RMB1,230.5 million in 2014 compared to RMB1,178.3 million in 2013. Our gross margin was 41.7% in 2014 compared to 43.7% in 2013. This decrease in gross margin was primarily due to downward pressure on sales price as a result of sales promotion initiatives to increase our market share.

Operating Expenses. Our operating expenses were RMB1,233.5 million in 2014 compared to RMB1,155.3 million in 2013. Operating expenses as a percentage of our revenue was 41.8% in 2014 compared to 42.8% in 2013.

•	Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 6.9% from RMB1,026.8 million in 2013 to RMB1,098.0 million in 2014, primarily due to increases in labor costs and rental expenditures.

•	General and Administrative Expenses. Our general and administrative expenses increased by 3.4% from RMB121.5 million in 2013 to RMB125.6 million in 2014.

•	Impairment Losses. We recognized impairment losses of RMB7.0 million and RMB9.9 million in 2013 and 2014, respectively, representing the reduction of the carrying amount of the property and equipment of certain underperforming stores.

Income/Loss from Operations. As a result of the foregoing, we recorded loss from operations of RMB2.9 million in 2014 compared to income from operations RMB23.0 million we generated in 2013. Our operating margin was negative 0.1% in 2014 compared to 0.9% in 2013.

Net Interest Income. Our net interest income was RMB7.2 million in 2014 compared to RMB15.7 million in 2013.

Dividend Income from Cost Method Investments. Dividends received from our investments in companies accounted for under the cost method were RMB5.9 million in 2014 compared to RMB5.2 million in 2013.

Other Income. Other income increased from nil in 2013 to RMB3.1 million in 2014, due to the disposal gains from the sales of one PRC subsidiary that operates drugstores and another PRC subsidiary that operates regional distribution center.

Other Loss. Other loss increased from nil in 2013 to RMB0.5 million in 2014, due to the disposal loss arising from disposal of one underperforming PRC subsidiary.

Income Tax Expense. Our income tax expense decreased from RMB32.1 million in 2013 to RMB26.5 million in 2014. Our effective tax rate increased to 208.4% in 2014 from 73.1% in 2013. The difference in effective income tax rate was primarily attributable to high operating losses sustained by certain loss-making subsidiaries in 2014, for which full valuation allowances were made on their deferred tax assets, and the tax effect from the waiver of intra-group liabilities. Pursuant to the Chinese Taxation Law, loss from the waiver of liabilities with related parties could be deducted from taxable income only after obtaining the respective approval from the tax authority.

Net Income/Loss. As a result of the foregoing, we recorded a net loss of RMB13.8 million in 2014 compared to net income of RMB11.8 million we generated in 2013.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by / (used in) operating activities	6,883	(58,672)	143,624	22,172
Net cash (used in) / provided by investing activities	(15,257)	140,600	(39,726)	(6,133)
Net cash used in financing activities	—	(191,246)	—	—
Net (decrease) / increase in cash	(10,110)	(108,972)	104,425	16,120
Cash and cash equivalents at end of the year	361,146	252,174	356,599	55,049

As of December 31, 2015, we had RMB356.6 million (US$55.0 million) in cash and cash equivalents. As of December 31, 2015, our total cash, cash equivalents, bank deposits and restricted cash amounted to RMB365.7 million (US$56.5 million).

We expect to generate positive operating cash flow in 2016. We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. We may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions.

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

Operating Activities

Net cash provided by operating activities was RMB143.6 million (US$22.2 million) in 2015, compared to net cash used in operating activities of RMB58.7 million in 2014, primarily due to our revenue growth, improved margins and improved efficiency in working capital management.

Net cash used in operating activities was RMB58.7 million in 2014 compared to net cash provided by operating activities of RMB6.9 million in 2013, primarily due to more prepayments made to suppliers.

Net cash provided by operating activities was RMB6.9 million in 2013 compared to RMB41.4 million in 2012, primarily due to our increased purchases of merchandise in line with the increase in our sales in 2013.

Investing Activities

Net cash used in investing activities in 2015 was RMB39.7 million (US$6.1 million), compared to net cash provided by investing activities of RMB140.6 million in 2014, primarily due to the decrease of our cash proceeds from withdrawal of time deposits with original maturity over three months in 2015.

Net cash provided by investing activities in 2014 was RMB140.6 million compared to net cash used in investing activities of RMB15.3 million in 2013, primarily as a result of our decreased investment in time deposits with original maturity over three months.

Net cash used in investing activities was RMB15.3 million in 2013 compared to net cash used in investing activities of RMB19.6 million in 2012, primarily due to the increase of our cash proceeds from withdrawal of time deposits with original maturity over three months in 2013.

Financing Activities

There were minimal financing activities in 2015, net cash provided by or used in financing activities was nil.

Net cash used in financing activities was RMB191.2 million in 2014, which primarily consisted of dividend payments. The dividend was declared on November 26, 2013 and paid to our shareholders in January 2014.

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

Capital Expenditures

In 2013, 2014 and 2015, our capital expenditures totaled RMB47.2 million, RMB60.0 million and RMB97.0 million (US$15.0 million), respectively. In the past, our capital expenditures were used primarily to open drugstores, acquire drugstores through business combinations, set up distribution centers and install and upgrade our integrated information management system. We estimate our capital expenditures in 2016 to range from approximately RMB100 million to RMB140 million, which we plan to use to open new stores, remodel existing stores and upgrade our integrated information management system.

Borrowings

As of December 31, 2015, we had no outstanding short-term borrowings.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.6% in 2013, 2.0% in 2014 and 1.4% in 2015.

Recently Issued Accounting Pronouncements

For a detailed discussion of recently issued accounting standards, see note 2(x) of our audited consolidated financial statements included in this annual report.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

We have not made, and do not expect to make significant expenditures on research and development.

Intellectual Property

Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. Our company’s name, Nepstar, means “Neptunus& Star” in Chinese. The trademark “Neptunus,” or “Haiwang,” is owned by the Neptunus Group, and we have obtained the non-exclusive right to use “Neptunus” for free so long as the trademark is valid through a licensing agreement with the Neptunus Group. The “Haiwang” trademark was designated as a “China Well-Known Trademark” by the SAIC in 2004, and the Neptunus Group may apply to the relevant administrative authority for an injunction prohibiting a third party’s use of the “Haiwang” name as well as to compel the third party to cancel any other registration of the “Haiwang” name under certain circumstances. In addition, we have registered 104 trademarks in China, and are in the process of applying for 9 additional trademarks. Our trademarks include the Chinese characters for “Star” and related logos.

In addition to “Neptunus,” we have also obtained rights to use an aggregate of 612 additional trademarks, including 104 trademarks that are registered under Nepstar Pharmaceutical, 251 registered trademarks that we have obtained exclusive rights to use, 248 registered trademarks that we have obtained non-exclusive rights to use and 9 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group. We use these licensed trademarks to develop our private label products. As of December 31, 2015, we have developed 2,172 private label products with these licensed trademarks.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to the date of this annual report that are reasonably likely to have a material effect on our revenue, net income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment due by period
Contractual Obligations	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	(RMB in thousands)
Operating lease commitments	247,224	484,346	194,845	26,920	953,335
Total	247,224	484,346	194,845	26,920	953,335

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title*
Simin Zhang	54	Chairman of the Board of Directors
Yingnan (Rebecca) Zhang	48	Director and Chief Executive Officer
Barry J. Buttifant	71	Independent Director(1)(2)(3)
Henry Lu	50	Independent Director
Alistair Eric MacCallum Laband	64	Independent Director(1)(2)(3)
Alan Au	44	Independent Director(1)(2)
Zixin Shao	47	Chief Financial Officer

(1)	Members of the audit committee
(2)	Members of the compensation committee
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

Yingnan (Rebecca) Zhang has been a director and the chief executive officer of our company since May 2015. Prior to that, she served as our chief operating officer from November 2014 to May 2015. Ms. Zhang joined Nepstar in March 1999 and served as executive vice president in charge of procurement, merchandising, logistics and quality departments starting from April 2014. She was our vice president of procurement and merchandising from January 2009 to April 2014. Prior to that Ms. Zhang served as head of procurement department. Ms. Zhang received a bachelor's degree in microbiological pharmaceutical in 1991 from Shenyang Pharmaceutical University.

Barry J. Buttifant has been a director of our company since November 2007. He is a member of our audit committee, compensation committee, corporate governance and nominating committee. He is an independent non-executive director of Giordano International Limited, which is a publicly listed companies in Hong Kong. Dr. Buttifant also serves as a non-executive director of Global Tech Advanced Innovations Inc., a NASDAQ listed company.

Dr. Buttifant is currently an independent adviser to MCL Financial Group Ltd. From 2011 to 2014, he was an executive director of Hsin Chong Construction Group Ltd (“HCCG”) and a non-executive director of Synergis Holdings Limited (“Synergis”), both of which are listed on the Stock Exchange of Hong Kong. Prior to that, he was group chief executive officer of IDT International Limited. In October 2009, Dr. Buttifant became a director for corporate finance of Mission Hills Group (“MHG”). Prior to this appointment, he was a consultant to the MHG since December 2008. Prior to joining MHG, he served as a principal to KLC Kennic Lui& Company (“KLC”), a professional accounting firm, and managing director of KLC Transactions Limited. Prior joining KLC, Dr. Buttifant was the executive director for finance, of MHG. In December 2004, he was the managing director of Hsin Chong International Holdings Limited, a controlling shareholder of HCCG (which was acquired by MHG in November 2007) and Synergis (which was acquired by HCCG in September 2008). Dr. Buttifant was also an alternate director to both HCCG and Synergis. Dr. Buttifant was an operating partner of Barings Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited (“WKH”) from 2001 to 2002 and was the advisor to the Board of Directors of WKH from 2002 to 2004. Prior to joining WKH, he was the managing director of IDT International Limited for over eight years, as well as working for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in the capacity of finance director and managing director. Dr. Buttifant is a fellow member of the Association of Chartered Certified Accountants (UK); the Hong Kong Institute of Certified Public Accountants; the Chartered Management Institute (UK); the Hong Kong Management Association and the Hong Kong Institute of Directors. He was awarded an honorary doctorate of Business Administration (honoris causa) by Edinburgh Napier University, United Kingdom in 2013.

Henry Lu has been a director of our company since June 2014. Mr. Lu was Director of Capital Eagle Global Limited from May 2014 to February 2015 and Managing Director of China Merchants Capital from February 2014 to February 2015. Mr. Lu was Partner of SVC China from 2012 to 2014 and Chief Representative of William Blair & Company, L.L.C., Shanghai Representative Office from 2006 to 2011. Prior to that, Mr. Lu was with McKinsey & Company advising global and domestic companies on their growth and financial strategies. Mr. Lu received a PhD from Columbia University in 1997 and an MBA from University of Chicago Business School in 2000.

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

Alan Au has been a director of our company since May 2013. He is a member of our audit committee and compensation committee. Mr. Au has over 15 years of experience across healthcare investment banking, private equity and venture capital investments in Asia/China. He is now Partner at GT Healthcare Group, a private equity fund focusing on cross border healthcare investments, and Partner of TUS-Lifetree Capital Partners, focusing on Chinese healthcare private equity investments. Mr. Au is also an Adviser to Simcere Pharmaceutical Group, a leading pharmaceutical company in China, and a Board member of Cellular BioMedicine Group Inc. (Nasdaq: CBMG), a leading immunotherapy developer headquartered in Shanghai, China. Besides, he also serves as a panel member for the Entrepreneur Support Scheme (ESS Program) of the Innovation and Technology Fund of the Hong Kong SAR Government.

From 2013 to 2015, Mr. Au was Venture Partner of Ally Bridge Group, a cross border biotech investment fund focusing on bringing cutting edge technologies from the US into China. Mr. Au was Head of Asia Healthcare Investment Banking of Deutsche Bank Group, advising healthcare IPOs and M&A in the region between 2011 and 2012. Prior to that, he was Executive Director at JAFCO Asia Investment Group, responsible for healthcare investments in China from 2008 to 2010, and Investment Director at Morningside Group, responsible for healthcare investments in Asia from 2000 to 2005. From 1995 to 1999, Mr. Au worked at KPMG and KPMG Corporate Finance Ltd., responsible for regional M&A transactions and financial advisory services.

Mr. Au is a Certified Public Accountant in the U.S. and holds the Chartered Financial Analyst (CFA) designation. He is an associate member of the Hong Kong Institute of Financial Analysts and member of the American Institute of Certified Public Accountants. He received his Bachelor's degree in Psychology from the Chinese University of Hong Kong, and a Master's degree in Management from Columbia Business School in New York.

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

B.	Compensation of Directors and Executive Officers

Cash Compensation

In 2015, the aggregate cash compensation to our executive officers, including all the directors, was RMB5.3 million (US$0.8 million). For options granted to officers and directors, see “— Pre-IPO Share Option Scheme” and “— 2007 Share Incentive Plan.”

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

As of December 31, 2015, we did not have any share options outstanding that had not been exercised.

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

Compensation Committee

Our compensation committee consists of Alistair Eric MacCallum Laband, Barry J. Buttifant and Alan Au. Our board of directors has determined that each member of the compensation committee is an “independent director” within the meaning of NYSE Manual Section 303A(2). Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. A chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated. The compensation committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by special resolution or the unanimous written resolution of all shareholders or with cause by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director: (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a felony conviction, or willful gross misconduct by the employee in connection with his or her employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to a severance pay of at least one month’s salary.

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

We had 14,017, 13,050 and 13,456 employees as of December 31, 2013, 2014 and 2015, respectively. The following table sets forth the number of our employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2015:

	As of December 31, 2015
	Number of Employees	Percentage of Total
Non-pharmacist store staff	8,000	59.5%
Pharmacists	3,832	28.5%
Management	1,039	7.7%
Logistics	585	4.3%
Total	13,456	100.0%

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

We are required under PRC law to make contributions to our employee benefit plans including pension, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Our contributions are made based on salaries, bonuses and certain allowances of our employees, in amounts within a range specified by the respective local government authorities where we operate our businesses. The total amount of contribution to pensions we incurred for these employee benefit plans in 2013, 2014 and 2015 was RMB39.2 million, RMB40.6 million and RMB43.8 million (US$6.8 million), respectively.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2016 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Simin Zhang(2)	157,000,000	79.5
Yingnan (Rebecca) Zhang	—	—
Barry J. Buttifant	—	—
Henry Lu	—	—
Alistair Eric MacCallum Laband	*	*
Alan Au	—	—
Zixin Shao	—	—

Principal Shareholders
China Neptunus Drugstore Holding Ltd.	107,000,000	54.2
New Wave Developments Limited.	50,000,000	25.3

*           Beneficially own less than 1.0% of our outstanding ordinary shares.

(1)         Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. Percentage of beneficial ownership of each listed person is based on 197,446,940 ordinary shares outstanding as of March 31, 2016.

(2)         Represents the beneficial ownership of 157,000,000 ordinary shares held by China Neptunus Drugstore Holding Ltd. and its wholly-owned subsidiary, New Wave Developments Limited. Simin Zhang is the chairman of the board of directors and owns 100.0% of the equity interest in China Neptunus Drugstore Holding Ltd. China Neptunus Drugstore Holding Ltd. is a BVI company and its address is P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

For details of the options granted to our directors and executive officers, including the title and amount of securities covered by the options, the exercise price, the purchase price and the expiration date of the options, see “—B. Compensation of Directors and Executive Officers—2007 Share Incentive Plan.”

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2016, of the 197,446,940 issued and outstanding ordinary shares, 40,446,940 ordinary shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary of our ADSs. Approximately 20.5% of our ordinary shares, representing our ordinary shares held by the depositary, were held in the United States.

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

Transactions with Companies in Which a Major Shareholder Had Equity Interests

Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, Neptunus BVI, is the chairman of the board of directors and the controlling person of the Neptunus Group. In 2013, 2014 and 2015, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB138.8 million, RMB57.4 million and RMB64.1 million (US$9.9 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB2.5 million, RMB2.6 million and RMB2.2 million (US$0.3 million), respectively. The payment terms offered by the Neptunus Group for the purchase of merchandise ranged from 15 to 90 days. As of December 31, 2014 and 2015, the amounts due to the Neptunus Group and its affiliates in connection with our purchase of merchandise totaled RMB25.6 million and RMB23.6 million(US$3.6 million), respectively.

As of December 31, 2014 and 2015, the amounts due from the Neptunus Group and its affiliates totaled RMB3.4 million and RMB4.9 million (US$0.8 million), respectively, related to the sale of merchandise. As of December 31, 2014 and 2015, amounts related to value added tax for the foregoing sales of merchandise due from Neptunus Group and its affiliates were RMB387,000 and RMB563,000 (US$86,912), respectively.

We rent certain properties from the Neptunus Group under two operating lease arrangements that were entered in January 2015 and April 2015, respectively, which will expire in November 2019 and April 2020, respectively. In 2014 and 2015, our lease of property from the Neptunus Group amounted to RMB1.1 million and RMB5.2 million (US$0.8 million), respectively.

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

Loan Agreements

Under applicable PRC law, a company that is not a licensed financial institution is not permitted to extend loans directly to another company in China. As a result, a financial institution, such as a commercial bank, is typically involved in loan arrangements between companies that are not financial institutions by acting as an intermediary, whereby the financial institution receives the funds from the lending company and disburses the funds to the borrowing company. These types of loan arrangements are commonly referred to in China as “entrustment loans.” Through an intermediary bank, Nepstar Pharmaceutical provided interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with loan agreements dated June 13, 2007 in the aggregate principal amounts of RMB10.0 million and RMB26.0 million, respectively. In 2010, Nepstar Pharmaceutical renewed the interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with loan agreements dated June 25, 2010 in the aggregate principal amounts of RMB8.0 million and RMB22.8 million, respectively, and loan agreements dated December 1, 2010 in the aggregate principal amounts of RMB5.9 million and RMB6.3 million, respectively. In 2012, Nepstar Pharmaceutical renewed the interest-free entrustment loans to Nepstar IT Service and Nepstar Management Consulting in accordance with the loan agreements dated June 28, 2012 in the aggregate principal amounts of RMB14.1 million and RMB29.3 million, respectively, which were renewed again on August 28, 2013, September 3, 2014 and October 30, 2015, respectively. As consideration for the loans, Nepstar IT Service, Nepstar Management Consulting and their respective shareholders entered into a series of contractual arrangements that allow us to retain, through Nepstar Pharmaceutical, substantially all the economic risks and rewards of the regional Nepstar companies, as well as provide us with effective unilateral control over Nepstar IT Service, Nepstar Management Consulting, the regional Nepstar companies.

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

Dividend Policy

Our board of directors has complete discretion on whether to pay dividends. On January 18, 2011, our Board of Directors declared a special cash dividend of US$0.30 per ADS. The special dividend was paid on or around February 28, 2011 to shareholders of record as of the close of business on January 31, 2011. On April 27, 2012, our Board of Directors declared a special cash dividend of US$0.60 per ADS. The special dividend was paid on or around May 24, 2012 to shareholders of record as of the close of business on May 7, 2012. On November 26, 2013, our Board of Directors declared a cash dividend of US$0.32 per ADS. The dividend was paid on or around January 24, 2014 to shareholders of record as of the close of business on December 20, 2013. We did not make any other dividend payment or declare cash dividend in 2014 or 2015.

Our ability to pay dividends depends substantially on the payment of dividends to us by our consolidated PRC entities. In particular, each of our consolidated PRC entities may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to applicable PRC laws, rules and regulations, 10% of after-tax profits of each of our consolidated PRC entities are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. As of December 31, 2015, the accumulated balance of our statutory reserve funds totaled RMB98.9 million (US$15.3 million). Our restricted reserves are not distributable as cash dividends. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Furthermore, if any of our subsidiaries and controlled affiliates incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

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

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.” The table below shows, for the periods indicated, the high and low closing prices on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 25, 2016 was US$2.50 per ADS.

	Shares Beneficially Owned(1)
	High	Low
	US$	US$
2011	4.65	1.51
2012	3.21	1.52
2013	2.46	1.50
2014	3.28	1.33
2015	3.18	1.40
Quarterly Highs and Lows
First quarter 2014	3.28	1.88
Second quarter 2014	2.66	2.23
Third quarter 2014	2.50	2.03
Fourth quarter 2014	2.09	1.33
First quarter 2015	1.84	1.40
Second quarter 2015	3.18	1.68
Third quarter 2015	2.30	1.91
Fourth quarter 2015	2.48	2.16
First quarter 2016	2.50	2.21
Monthly Highs and Lows
October 2015	2.32	2.16
November 2015	2.44	2.30
December 2015	2.48	2.42
January 2016	2.44	2.21
February 2016	2.26	2.21
March 2016	2.50	2.25
April 2016 (through April 25, 2016)	2.54	2.44

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 9, 2007 under the symbol “NPD.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that, for 20 years from September 7, 2004:

•	no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

•	no tax to be levied on profits, income, gains or appreciations or any tax in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our shares, debentures or other of our obligations, or (ii) by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 revision).

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

Passive Foreign Investment Company

Based on the quarterly average valuation of our assets, including goodwill for the taxable year ended on December, 31, 2015, we do not believe that we were a PFIC for our taxable year ended on December 31, 2015, although there can be no certainty in this regard due to the complex nature of the applicable rules. Under the Code, the determination of whether we are a PFIC is made annually after the close of the taxable year. Accordingly, our PFIC status for any taxable year cannot be determined until after the close of such taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. In addition, although the law in this regard is unclear, we treat the regional Nepstar companies and have treated Nepstar E-Commerce as being owned by us for U.S. federal income tax purposes, not only because we retain control over their management decisions but also because we retain the economic risks and rewards of these entities. If it were determined, however, that we are not the owner of the regional Nepstar companies and Nepstar E-Commerce for U.S. federal income tax purposes, we would be more likely to be treated as a PFIC for any taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

We use the Renminbi as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our subsidiaries is the Renminbi. All of our subsidiaries’ transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiaries existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of comprehensive income. The values of our company’s assets and liabilities are translated into Renminbi using the exchange rate on the balance sheet date. Revenues and expenses of our company are translated at average rates prevailing during the year. Gains and losses resulting from translation of our financial statements from U.S. dollars into Renminbi are recorded in other comprehensive loss within equity. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2015, we had U.S. dollar-denominated bank deposits of US$1.3 million. If there was a further 1.0% appreciation of Renminbi against the U.S. dollar, our cash balance would have been decreased by approximately RMB84,000 (US$13,000), which would have resulted in an increase in the accumulated other comprehensive loss by such amount.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure in foreign exchange risk.

Interest Rate Risk

We have not been, nor do we anticipate being, exposed to material risks due to changes in interest rates. Our risk exposure to changes in interest rates relates primarily to the interest income generated by cash deposited in interest-bearing savings accounts. As of December 31, 2015, we had no interest-bearing bank loan balances. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge any interest risk exposure.

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

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and the New York Stock Exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As set forth in the Deposit Agreement dated November 17, 2007 among us, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of the ADRs, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. In 2015, we received the following reimbursement from the depository:

Category of Reimbursement	Amount (in US$)
Investor relations related expenses	38,669
Legal fees	49,697
Total	88,366

The depositary further agreed to waive other ADR program-related expenses amounting to US$25,000 associated with the administration of the ADR program in 2015.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in 2013, 2014 or 2015.

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

In 2012, we used approximately RMB419.4 million from the net proceeds received from our initial public offering for the repurchase of our ordinary shares and dividends payment. In 2014, we used approximately RMB191.2 million from the net proceeds received from our initial public offering for dividends payment, which was declared in November 2013.

As of December 31, 2015, we had total cash, cash equivalents, bank deposits and restricted cash in the amount of RMB365.7 million (US$56.5 million).

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2015 based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

This annual report does not include an attestation report of the Company’s registered public accounting firm on internal control over financial reporting because the Company is a non-accelerated filer exempted from Section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2013	2014	2015
	(In millions of RMB)
Audit Fees	5.7	5.6	4.9
Audit-related Fees	—	—	—
Tax Fees	—	—	—

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and all other services as described above. During 2015, all services rendered by KPMG were pre-approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 19, 2011, our board of directors approved a share repurchase program, under which we were authorized to repurchase up to US$20.0 million worth of our issued and outstanding ADSs from the open market from time to time and before August 23, 2012. As of December 31, 2012, we have purchased 8,215,142 of our ordinary shares in the form of ADSs for a total purchase price of approximately US$9.6 million. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. All of the repurchased ordinary shares have been retired. On December 30, 2014, our board of directors approved another share repurchase program, under which we were authorized to repurchase up to US$5.0 million of our issued and outstanding ADSs from the open market from time to time over the next 12 months. As of the date of this annual report, we haven’t made any purchases under the 2014 repurchase program.

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

The following financial statements are filed as part of this annual report together with the report of the independent registered public accounting firm:

•	Consolidated Balance Sheets as of December 31, 2014 and 2015

•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2014 and 2015

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2013, 2014and 2015

•	Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015

•	Notes to the Consolidated Financial Statements

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

2.1	Specimen Certificate for Ordinary Shares of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

2.2	Form of American Depositary Receipt of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

2.3	Form of Deposit Agreement among China Nepstar Chain Drugstore Ltd., the depositary and Owners and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.1	Form of Indemnification Agreement with the directors of China Nepstar Chain Drugstore Ltd. (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.2.1	Form of Logistics Service and Information Technology Support Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.2.2	Logistics Service and Information Technology Support Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.2.2 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.2.3	Logistics Service and Information Technology Support Agreement dated as of May 28, 2010 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Shenzhen Nepstar E-Commerce Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.2.3 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.3.1	Form of Trade Name License Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.3.2	Trade Name License Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.3.2 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.3.3	Trade Name License Agreement dated as of May 28, 2010 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Shenzhen Nepstar E-Commerce Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.3.3 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.4.1	Form of Supply Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.4.2	Supply Agreement dated as of August 18, 2009 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Fuzhou Nepstar Chain Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.4.2 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.4.3	Supply Agreement dated as of May 28, 2010 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and Shenzhen Nepstar E-Commerce Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.4.3 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.5.1	Loan Agreement dated as of June 28, 2012 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.9 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 26, 2013)

4.5.2	Loan Agreement dated as of June 28, 2012 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.10 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 26, 2013)

4.5.3	Loan Agreement dated as of August 28, 2013 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.1 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 22, 2014)

4.5.4	Loan Agreement dated as of August 28, 2013 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.2 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 22, 2014)

4.5.5	Loan Agreement dated as of September 3, 2014 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.5 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 23, 2015)

4.5.6	Loan Agreement dated as of September 3, 2014 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 4.5.5 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 23, 2015)

4.5.7*	Loan Agreement dated as of October 30, 2015 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Information and Technology Service Co., Ltd. (Translation)

4.5.8*	Loan Agreement dated as of October 30, 2015 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation)

4.6.1	Form of Shareholders Agreement dated as of April 28, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd. and Nepstar Information and Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. with respect to each of the regional Nepstar companies (Translation) (incorporated by reference to Exhibit 10.8.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.6.2	Commitment Letter dated as of August 21, 2007 from Feng Tu and Shenzhen Nepstar Management Consulting Co., Ltd. to Shenzhen Nepstar Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.8.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.6.3	Commitment Letter dated as of August 21, 2007 from Liping Zhou and Shenzhen Nepstar Information and Technology Co., Ltd. to Shenzhen Nepstar Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.8.3 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.7.1	Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Nepstar Information and Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation) (incorporated by reference to Exhibit 10.9.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.7.2	Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 10.9.2 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.8	Trademark License Agreement dated as of April 20, 2000 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Neptunus” (Translation) (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.9	Trademark License Agreement dated as of July 7, 2000 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 499 trademarks (Translation) (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.10	Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Tong’ai Pharmaceutical Manufacturing Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Tong’ai” and “Jindian” (Translation) (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.11	Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Pharmaceutical Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 42 trademarks (Translation) (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.12	Trademark License Agreement dated as of June 28, 2007 between Shenzhen Neptunus Pharmaceutical Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 14 trademarks (Translation) (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.13	Trademark License Agreement dated as of June 28, 2007 between Shenzhen Neptunus Tong’ai Pharmaceutical Management Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Tong’ai” (Translation) (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

4.14	Supplemental Agreement dated August 18, 2009 to the Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 30, 2010)

4.15	Supplemental Agreement dated May 28, 2010 to the Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation) (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-33751) filed with the Commission on April 20, 2011)

4.16	Agreement and Plan of Merger, dated March 16, 2016, among China Nepstar Chain Drugstore Ltd., China Neptunus Drugstore Holding Ltd. and Neptunus Global Limited (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K furnished with the Commission on March 16, 2016)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146767), as amended, initially filed with the Commission on October 17, 2007)

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Beijing Kang Da Law Firm

101. INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed with this annual report on Form 20-F

** Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

	By	/s/Yingnan Rebecca Zhang
Name: Yingnan (Rebecca) Zhang
Title: Chief Executive Officer
Date: April 26, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China Nepstar Chain Drugstore Ltd.

We have audited the accompanying consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and its subsidiaries, as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Nepstar Chain Drugstore Ltd. and its subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2015 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

Hong Kong, China

April 26, 2016

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2014 AND 2015
(Amounts in thousands, except per share data)

	Note	2014	2015	2015
		RMB	RMB	USD
				(Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	3	252,174	356,599	55,049
Short-term bank time deposits	3	24,000	9,000	1,389
Long-term bank time deposits due within one year	3	3,256	-	-
Restricted cash	2(e)	37,423	124	19
Accounts receivable, net of allowance for doubtful accounts	4	136,568	157,153	24,260
Bills receivable		400	-	-
Amounts due from related parties	21	3,366	4,893	755
Prepaid expenses, deposits and other current assets	5	245,254	217,216	33,532
Inventories	6	546,312	574,344	88,664
Deferred tax assets	12	2,038	6,802	1,050

Total current assets		1,250,791	1,326,131	204,718

Property and equipment, net	7	137,750	175,645	27,115
Rental deposits		42,257	44,740	6,907
Cost method investments		12,638	12,493	1,929
Intangible assets, net	9	2,509	2,509	387
Goodwill	9	51,819	54,425	8,402
Deferred tax assets	12	16,340	3,745	578
Other non-current assets		-	2,097	324

TOTAL ASSETS		1,514,104	1,621,785	250,360

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		409,428	461,098	71,181
Amounts due to related parties	21	25,636	23,607	3,644
Accrued expenses and other payables	13	122,236	130,812	20,194
Deferred income	14	25,715	28,475	4,396
Income tax payable		25,743	33,013	5,096

Total current liabilities		608,758	677,005	104,511

Deferred income	14	15,677	11,626	1,795
Deferred tax liabilities	12	14,711	19,440	3,001
Other non-current liabilities		43,326	42,344	6,537

Total liabilities		682,472	750,415	115,844

Shareholders’ equity:
Share capital – ordinary shares USD 0.0001 par value: 360,000,000 shares authorized; 197,446,940 shares issued and outstanding as of December 31, 2014 and 2015	15	158	158	24
Additional paid-in capital		640,341	640,341	98,852
Accumulated other comprehensive loss		(41,746)	(41,834)	(6,458)
Retained earnings	16	232,879	272,705	42,098

Total shareholders’ equity		831,632	871,370	134,516

Commitments and contingencies	2(u)	-	-	-

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,514,104	1,621,785	250,360

See accompanying notes to consolidated financial statements

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

		Year ended December 31,
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	USD
					(Note 2(c))
Revenue	18,21	2,699,103	2,953,314	3,232,446	499,004
Cost of goods sold		(1,520,796)	(1,722,792)	(1,884,625)	(290,936)

Gross profit		1,178,307	1,230,522	1,347,821	208,068
Sales, marketing and other operating expenses		(1,026,798)	(1,098,000)	(1,142,918)	(176,436)
General and administrative expenses		(121,542)	(125,577)	(133,749)	(20,648)
Impairment losses of property and equipment	7	(6,984)	(9,877)	(9,445)	(1,458)

Income / (loss) from operations		22,983	(2,932)	61,709	9,526

Interest income		15,713	7,234	6,515	1,006
Dividend income from cost method investments		5,232	5,852	3,903	603
Other income	10	-	3,082	1,007	155
Other loss	11	-	(535)	-	-
Income before income tax expense		43,928	12,701	73,134	11,290
Income tax expense	12	(32,100)	(26,472)	(33,308)	(5,142)

Net income / (loss) attributable to China Nepstar Chain Drugstore Ltd.		11,828	(13,771)	39,826	6,148

Earnings / (loss) per ordinary share:

Basic	20	0.06	(0.07)	0.20	0.03

Diluted	20	0.06	(0.07)	0.20	0.03

Other comprehensive income, net of tax:

Foreign currency translation adjustments		65	(123)	(88)	(13)

Comprehensive income / (loss) attributable to China Nepstar Chain Drugstore Ltd.		11,893	(13,894)	39,738	6,135

See accompanying notes to consolidated financial statements.
F-3

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Amounts in thousands, except per share data)

	Ordinary shares		Additional	Accumulated Other
	Number of Shares	Par Value Amount	Paid-in Capital	Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013	197,446,940	158	832,811	(41,688)	234,822	1,026,103

Net income	-	-	-	-	11,828	11,828
Other comprehensive income	-	-	-	65	-	65

Dividends (Note 17)	-	-	(192,470)	-	-	(192,470)

Balance as of December 31, 2013	197,446,940	158	640,341	(41,623)	246,650	845,526

See accompanying notes to consolidated financial statements.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Amounts in thousands, except per share data)

	Ordinary shares		Additional	Accumulated Other
	Number of Shares	Par Value Amount	Paid-in Capital	Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014	197,446,940	158	640,341	(41,623)	246,650	845,526

Net loss	-	-	-	-	(13,771)	(13,771)
Other comprehensive loss	-	-	-	(123)	-	(123)

Balance as of December 31, 2014	197,446,940	158	640,341	(41,746)	232,879	831,632

See accompanying notes to consolidated financial statements.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Amounts in thousands, except per share data)

	Ordinary shares		Additional	Accumulated Other
	Number of Shares	Par Value Amount	Paid-in Capital	Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015	197,446,940	158	640,341	(41,746)	232,879	831,632

Net income	-	-	-	-	39,826	39,826
Other comprehensive loss	-	-	-	(88)	-	(88)

Balance as of December 31, 2015	197,446,940	158	640,341	(41,834)	272,705	871,370

Balance as of December 31, 2015 (USD )		24	98,852	(6,458)	42,098	134,516

See accompanying notes to consolidated financial statements.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands)

	Year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income / (loss)	11,828	(13,771)	39,826	6,148
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Depreciation and amortization	36,711	36,679	42,826	6,611
Allowance for doubtful accounts	140	365	928	143
Loss on disposal of property and equipment	1,028	2,393	2,320	359
Loss on disposal of intangible asset	359	-	-	-
Gain on liquidation of a cost method investee	-	-	(117)	(18)
Gain on disposal of subsidiaries	-	(3,082)	-	-
Loss on disposal of a subsidiary	-	535	-	-
Deferred income tax (benefit) / expense	(4,251)	(2,298)	12,560	1,939
Inventory write-downs	11,926	2,756	7,492	1,157
Impairment losses of property and equipment	6,984	9,877	9,445	1,458

Changes in operating assets and liabilities:
Accounts receivable	(17,523)	(4,949)	(21,513)	(3,321)
Bills receivable	-	(400)	400	62
Amounts due from related parties	7,875	(2,987)	(1,527)	(236)
Prepaid expenses, deposits and other assets	(25,930)	(75,586)	25,555	3,945
Inventories	(85,226)	2,715	(35,524)	(5,484)
Deferred income	7,176	1,524	(1,291)	(199)
Accounts payable	47,463	5,870	51,670	7,976
Bills payable	(16,200)	(4,334)	-	-
Amounts due to related parties	10,866	(3,611)	(2,029)	(313)
Accrued expenses and other payables	17,131	(5,833)	6,315	974
Income tax payable and other non-current liabilities	(3,474)	(4,535)	6,288	971

Net cash provided by / (used in) operating activities	6,883	(58,672)	143,624	22,172

Cash flows from investing activities:
(Placement of)/ proceeds from withdrawal of restricted cash	(1,000)	(423)	37,299	5,758
Purchase of property and equipment	(47,197)	(59,558)	(95,592)	(14,757)
Proceeds from disposal of property and equipment	536	667	1,424	219
Acquisition of drugstores	-	-	(1,375)	(212)
Proceeds from liquidation of a cost method investee	-	-	262	40
Investment in time deposits with original maturity over three months	(325,696)	(83,000)	(9,000)	(1,389)
Proceeds from maturity of time deposits with original maturity over three months	358,100	280,440	27,256	4,208
Proceeds from disposal of subsidiaries*	-	2,474	-	-

Net cash (used in) / provided by investing activities	(15,257)	140,600	(39,726)	(6,133)

Cash flows from financing activities:
Dividends paid	-	(191,246)	-	-

Net cash used in financing activities	-	(191,246)	-	-

*	Proceeds from disposal of subsidiaries in 2014 represented the cash considerations of RMB13,901 received less cash balance transferred to the acquirers amounting to RMB11,427.

See accompanying notes to consolidated financial statements.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands)

	Year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	USD
Effect of foreign currency exchange rates on cash	(1,736)	346	527	81
Net (decrease) / increase in cash	(10,110)	(108,972)	104,425	16,120

Cash and cash equivalents at beginning of the year	371,256	361,146	252,174	38,929

Cash and cash equivalents at end of the year	361,146	252,174	356,599	55,049

Supplemental disclosure of cash flow information:

Income taxes paid	(44,725)	(25,900)	(12,894)	(1,990)

Other payable for purchase of property and equipment	4,593	6,696	6,967	1,076

See accompanying notes to consolidated financial statements.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

(a)	Principal activities

China Nepstar Chain Drugstore Ltd. (the “Company”) and its subsidiaries (collectively with the Company, the “Group”) are principally engaged in the business of operating retail drugstores in the People’s Republic of China (the “PRC”). The Group’s drugstores provide pharmacy services and sell prescription drugs, non-prescription or over-the-counter drugs, nutritional supplements, herbal products, personal and family care products and convenience products such as snack food and beverages. As of December 31, 2015, the Company, through its subsidiaries, was the owner and operator of 1,998 retail drugstores in 70 cities in Guangdong, Jiangsu, Zhejiang, Liaoning, Shandong, Hunan, Fujian, Sichuan, Hubei, Anhui and Jilin provinces and Shanghai, Tianjin and Beijing municipalities of the PRC under the name of “China Nepstar”. All of the Group’s operations and customers are located in the PRC.

The following list contains the particulars of subsidiaries which principally affected the consolidated results of operations and financial position of the Company.

	Principal	Percentage of controlling interest
Name of subsidiary	activities	as of December 31,
		2013	2014	2015
Shenzhen Nepstar
Pharmaceutical Co., Ltd.	Procurement of merchandise
(“Nepstar Pharmaceutical”)	for the Group	100%	100%	100%

Weifang Nepstar Pharmaceutical Co., Ltd.	Procurement of merchandise
(“Weifang Nepstar”)	for the Group	100%	-	-
	(Note 1(a)(i))

Shenzhen Nepstar Group Siping Northeast Co., Ltd.	Procurement of merchandise
(“Siping Nepstar”)	for the Group	100%	100%	100%

Shanghai Nepstar Chain Co., Ltd.
(“Shanghai Nepstar”)	Operation of retail drugstores	100%	100%	100%

Guangzhou Nepstar Chain Co., Ltd.
(“Guangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

Ningbo Nepstar Chain Co., Ltd.
(“Ningbo Nepstar”)	Operation of retail drugstores	100%	100%	100%

Sichuan Nepstar Chain Co., Ltd.
(“Sichuan Nepstar”)	Operation of retail drugstores	100%	100%	100%

Jiangsu Nepstar Chain Co., Ltd.
(“Jiangsu Nepstar”)	Operation of retail drugstores	100%	100%	100%

Dalian Nepstar Chain Co., Ltd.
(“Dalian Nepstar”)	Operation of retail drugstores	100%	100%	100%

Hangzhou Nepstar Chain Co., Ltd.
(“Hangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

Shandong Minkang Nepstar Chain Co., Ltd.
(“Shandong Nepstar”)	Operation of retail drugstores	100%	100%	100%

Shenzhen Nepstar Chain Co., Ltd.
(“Shenzhen Nepstar”)	Operation of retail drugstores	100%	100%	100%

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION - CONTINUED

(a)	Principal activities - continued

	Principal	Percentage of controlling interest
Name of subsidiary	activities	as of December 31,
		2013	2014	2015
Qingdao Nepstar Chain Co., Ltd.
(“Qingdao Nepstar”)	Operation of retail drugstores	100%	100%	100%

Tianjin Nepstar Chain Co., Ltd.
(“Tianjin Nepstar”)	Operation of retail drugstores	100%	100%	100%

Fuzhou Nepstar Chain Co., Ltd.
(“Fuzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%

Hubei Nepstar Pharmaceutical Co., Ltd.
(“Hubei Nepstar”)	Operation of retail drugstores
	(Note 1(a)(i))	100%	100%	-

Beijing Nepstar Chain Co., Ltd.
(“Beijing Nepstar”)	Operation of retail drugstores	100%	-	-
	(Note 1(a)(i))

Beijing Hongda Nepstar Chain
Co., Ltd.
(“Beijing Hongda”)	Operation of retail drugstores	100%	100%	100%

Beijing Shuangjing Nepstar
Co., Ltd.
(“Beijing Shuangjing”)	Operation of retail drugstores	100%	100%	100%

Beijing Tongda Nepstar Chain
Co., Ltd.
(“Beijing Tongda”)	Operation of retail drugstores	100%	100%	100%

Beijing Xingda Nepstar Chain
Co., Ltd.
(“Beijing Xingda”)	Operation of retail drugstores	100%	100%	100%

Beijing Guang Qu Men Nepstar
Chain Co., Ltd.
(“Beijing Guang QuMen”)	Operation of retail drugstores	100%	100%	100%

Beijing Hua Shi Nepstar Chain
Co., Ltd.
(“Beijing Hua Shi”)	Operation of retail drugstores	100%	100%	100%

Beijing Ti Yu Guan Lu Nepstar
Chain Co., Ltd.
(“Beijing Ti Yu Guan Lu”)	Operation of retail drugstores	100%	100%	100%

Shenyang Nepstar Chain Co., Ltd.
(“Shenyang Nepstar”)	Operation of retail drugstores	100%	100%	100%

Shenzhen Nepstar E-commerce
Co., Ltd.
(“Nepstar E-commerce”)	Online retail sales of merchandise	100%	100%	100%

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION - CONTINUED

(a)	Principal activities - continued

	Principal	Percentage of controlling interest
Name of subsidiary	activities	as of December 31,
		2012	2014	2015
Zaozhuang Nepstar Chain Co., Ltd.
(“Zaozhuang Nepstar”)	Operation of retail drugstores	100%	-	-
	(Note 1(a)(i))

Hunan NepstarHealth Chain Co., Ltd.
(“Hunan Nepstar”)	Operation of retail drugstores	100%	100%	100%

Wuhan Nepstar Drugstore Co., Ltd.
(“Wuhan Nepstar”)	Operation of retail drugstores
	(Note 1(a)(i))	100%	100%	-

Wuhan Nepstar Chain Co., Ltd.
(“Wuhan Chain”)	Operation of retail drugstores
	(Note 1(a)(i))	-	100%	100%

Note (i)

Beijing Nepstar was 100% owned by Shenzhen Nepstar. In June 2014, the Group completed the sales of its 100% equity ownership in Beijing Nepstar to Mr. Zhao Shi, a third party individual to the Group. In accordance with the agreement entered into by Shenzhen Nepstar and Zhao Shi in connection with the transaction, Shenzhen Nepstar transferred its 100% equity interest in Beijing Nepstar to Zhao Shi for a cash consideration of RMB100. As of December 31, 2014, Beijing Nepstar was no longer a subsidiary of the Group. See Note 10.

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

Hubei Nepstar, Wuhan Nepstar and Wuhan Chain were 100% owned subsidiaries of Shenzhen Nepstar. In order to streamline the retail chain operation in the Hubei Province, Shenzhen Nepstar conducted a re-organization of Hubei Nepstar, Wuhan Nepstar and Wuhan Chain in 2015. According to the re-organization plan, all assets. liabilities and the operations of Hubei Nepstar and Wuhan Nepstar were transferred to Wuhan Chain with nil consideration. After the transfer, Hubei Nepstar and Wuhan Nepstar were dissolved. The re-organization was completed in 2015.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION - CONTINUED

(b)	Significant concentrations and risks

As of December 31, 2014 and 2015, the Group held US dollar denominated bank deposits of USD2,536 and USD1,325 (equivalent to RMB15,733 and RMB8,581), respectively, which were placed with financial institutions in the Hong Kong Special Administrative Region (“HKSAR”) of the PRC. Apart from the bank deposits in HKSAR, all of the Group’s bank deposits were placed with financial institutions in the mainland of the PRC. The functional currency of the Company’s subsidiaries in the PRC is the RMB since the PRC is the primary economic environment in which the PRC subsidiaries operate. Remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

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
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
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
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
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

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Significant items subject to such estimates and assumptions include the realizability of inventories, the useful lives and salvage values of property and equipment and intangible assets, the recoverability of the carrying amount of property and equipment, goodwill, intangible assets and investments, the realization of deferred tax assets and the collectability of accounts receivable. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

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
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
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

For the convenience of the readers, the December 31, 2015 RMB amounts included in the accompanying consolidated financial statements have been translated into US dollars at the rate of US$1.00=RMB6.4778, being the noon buying rate for US dollars in effect on December 31, 2015 for cable transfers in RMB per US dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at that rate or at any other rate on December 31, 2015 or at any other date.

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

Restricted cash of RMB124 (USD19) as of December 31, 2015 represented the government grant deposited at the designated bank account. The usage of the amount in this designated bank account requires the respective governmental bureaus’ approval. Short-term pledged bank deposits of RMB37,000 (USD5,963) as of December 31, 2014 were designated as security for bank acceptance bills granted by the same financial institution, which were released upon termination of the agreement with the financial institution in July 2015.

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
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(g)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method for all inventories. The Group carries out physical inventory counts on a quarterly basis at each store and warehouse location and records write-downs to inventories for shrinkage losses and damaged merchandise that are identified during the inventory counts. Write-downs due to shrinkage losses and damaged merchandise for the years ended December 31, 2013, 2014 and 2015 were RMB11,926, RMB2,756 and RMB7,492, respectively, and are included in cost of goods sold.

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

Impairment of long-1ived assets

Long-lived assets, including property and equipment and intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Impairment of long-lived assets of RMB6,984, RMB9,877 and RMB9,445 was recognized for the years ended December 31, 2013, 2014 and 2015, respectively (see Note 7).

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(h)	Long-lived assets - continued

Goodwill is reviewed for impairment at least annually under a two-step goodwill impairment test. First, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

The Group performs annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. No impairment of goodwill was recognized for the years ended December 31, 2013, 2014 and 2015.

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
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
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

The Group recognizes in the consolidated financial statements the impact of a tax position if , based on the technical merits of the position, that position is more likely than not of being sustained upon examination. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group’s accounting policy is to accrue interest and penalties, if any, related to unrecognized tax benefits as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of comprehensive income.

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

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs amounted to RMB14,142, RMB10,932 and RMB2,820 for the years ended December 31, 2013, 2014 and 2015, respectively and are included in sales, marketing and other operating expenses in the consolidated statements of comprehensive income.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
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

For the years ended December 31, 2013, 2014 and 2015, the Company recognized vendor allowances of RMB104,714 RMB100,772 and RMB121,331 in cost of goods sold, and RMB16,759, RMB18,171 and RMB18,855 as a reduction of advertising and promotion costs, respectively.

(p)	Warehouse, buying and distribution costs

Warehouse and buying costs represent primarily rental expenses for warehouses, staff cost and other expenses incurred in warehousing and purchasing activities. Distribution costs represent the costs of transporting the merchandise from warehouses to stores. Warehouse, buying and distribution costs are expensed as incurred and are included in sales, marketing and other operating expenses. Warehouse and buying costs amounted to RMB39,172, RMB40,181 and RMB45,083 and distribution costs amounted to RMB11,042, RMB12,001 and RMB10,873 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

(s)	Earnings per share

Basic earnings per share is computed by dividing net income attributable to the Company by the weighted average number of ordinary shares outstanding during the period.

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
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
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

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on a recurring or nonrecurring basis as of December 31, 2014 and 2015.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(x)	Recently issued accounting standards

In January 2015, the FASB issued ASU No. 2015-01, Income Statement – Extraordinary and Unusual Items. ASU 2015-01 requires to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The new standard is to be applied prospectively with earlier application permitted. The Company will implement the provisions of ASU 2015-01 as of January 1, 2016. The Company expects that the adoption of ASU 2015-01 will not have a material impact on its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Amendments to the Consolidation Analysis. ASU 2015-02 requires all legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments to modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities; eliminate the presumption that a general partner should consolidate a limited partnership; affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.The new standard is effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. The new standard is to be applied retrospective with earlier application permitted. The Company will implement the provisions of ASU 2015-02 as of January 1, 2017. The Company expects that the adoption of ASU 2015-02 will not have a material impact on its consolidated financial statements.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(x)	Recently issued accounting standards - continued

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory. ASU 2015-11 requires an entity to measure inventory within the scope of this update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using last-in, first-out (LIFO) or the retail inventory method. The new standard is effective for annual reporting periods beginning after December 15, 2016. The new standard is to be applied prospectively with earlier application permitted. The Company will implement the provisions of ASU 2015-11 as of January 1, 2017. The Company expects that the adoption of ASU 2015-11 will not have a material impact on its consolidated financial statements.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, ASU 2015-14 amends to defer the effective date of ASU 2014-09 issued in June 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2018. Early application is permitted. The Company will implement the provisions of ASU 2014-09 as of January 1, 2019. The Company has not yet determined the impact of the new standard on its current policies for revenue recognition.

In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement – Period Adjustments. ASU 2015-16 requires that an acquirer retrospectively adjust provisional amounts recognized in a business combination, during the measurement period. To simplify the accounting for adjustments made to provisional amounts, the amendments require that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The new standard is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The new standard is to be applied prospectively with earlier application permitted. The Company will implement the provisions of ASU 2015-16 as of January 1, 2017. The Company expects that the adoption of ASU 2015-16 will not have a material impact on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income taxes. ASU 2015-17 requires that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position to simplify the presentation of deferred income taxes. The new standard is effective for annual reporting periods beginning after December 15, 2017. The new standard is to be applied either retrospectively or prospectively with earlier application permitted. The Company will implement the provisions of ASU 2015-17 as of January 1, 2018. The Company expects that the adoption of ASU 2015-17 will not have a material impact on its consolidated financial statements.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

3	Cash, CASH EQUIVALENTS and bank DEPOSITS

As of December 31, 2014 and 2015, the amount of cash and cash equivalents and bank deposits by original maturity was as follows:

	December 31,
	2014	2015
	RMB	RMB
Cash and cash equivalents	252,174	356,599

Short-term time deposits with maturity over three months but within one year	24,000	9,000

Long-term time deposits with matrurity of over one year but due within one year	3,256	-

As of December 31, 2014 and 2015, cash and cash equivalents include US Dollar denominated bank deposits of USD2,536 and USD1,325 (equivalent to RMB15,733 and RMB8,581), respectively.

As of December 31, 2015, the interest rate of short-time deposits with maturity over three months but within one year is 3.30% per annum with maturity of 12 months. The Group places its cash in financial institutions with sound credit rating.

4	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable consist of the following:

	December 31,
	2014	2015
	RMB	RMB
Accounts receivable due from:
Banks	2,052	1,690
Social security bureau	115,247	127,395
Non-retail customers	19,543	28,916
	136,842	158,001
Less: allowance for doubtful accounts	(274)	(848)
Accounts receivable, net	136,568	157,153

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2013, 2014 and 2015.

	December 31,
	2013	2014	2015
	RMB	RMB	RMB
Balance at the beginning of the year	647	187	274
Provision for the year	140	365	928
Write-off of accounts receivable	(600)	(278)	(354)

Balance at the end of the year	187	274	848

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

5	Prepaid expenses, depositS and other current assets

Prepaid expenses, deposits and other current assets consist of the following:

	December 31,
	2014	2015
	RMB	RMB
Prepaid rental	107,382	111,698
Rental deposits	1,681	28
Prepayments for purchases of merchandise	98,501	74,031
Advances to employees	3,395	2,856
Deferred tax charge on unrealized profits on inter-company sales	8,805	7,239
Store consumables and supplies	11,684	13,024
Accrued interest income	2,921	299
Dividend receivable from cost method investee	4,262	-
Other prepaid expenses and deposits	6,623	8,041

	245,254	217,216

6	INVENTORIES

Inventories consist of the following:

	December 31,
	2014	2015
	RMB	RMB
Merchandise in stores	369,756	401,537
Merchandise in warehouses	176,556	172,807
	546,312	574,344

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

7	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2014	2015
	RMB	RMB
Buildings	18,087	18,087
Leasehold improvements	187,317	212,860
Store fixture and equipment	157,446	175,527
Software	37,445	38,216
Motor vehicles	15,169	14,574

	415,464	459,264
Less: Accumulated depreciation and amortization	(277,714)	(283,619)
	137,750	175,645

Total depreciation and amortization expense of property and equipment for the years ended December 31, 2013, 2014 and 2015 was RMB36,711, RMB36,679 and RMB42,826, respectively, of which RMB27,063, RMB27,731 and RMB33,704 was recorded in sales, marketing and other operating expenses and RMB9,648, RMB8,948 and RMB9,122 was recorded in general and administrative expenses. No depreciation and amortization expense was included in cost of goods sold for the years presented because the Company’s business does not involve manufacturing of merchandise and the amount of depreciation and amortization of property and equipment relating to warehousing and transporting the merchandise to store locations is not material.

The Group recognized impairment losses of RMB6,984, RMB9,877 and RMB9,445 for the years ended December 31, 2013, 2014 and 2015, respectively in respect of leasehold improvements and store fixture of certain loss-making drugstores. The Group determined that the carrying amounts of these leasehold improvements and store fixture would not be fully recoverable through future cash flows. The fair value of the property and equipment of these loss-making drugstores was based on the discounted estimated cash flows expected to be generated from the use and eventual disposal of these assets.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

8	ACQUISITIONS

During the year ended December 31, 2015, the Group entered into definite agreements with Hubei Bai Cao Tang Drugstore to acquire nine stores in order to expand its retail store network. The acquisition was completed in December 2015. The Group accounted for these business combinations using the acquisition method of accounting. The total aggregate purchase price of RMB2,750 was allocated to the identifiable assets acquired and liabilities assumed based on their fair value as of the respective acquisition dates with the excess of RMB2,606 being recognized as goodwill. Acquisition related costs were expensed as incurred and included in general and administrative expenses in the consolidated statements of comprehensive income. As of December 31, 2015, the Group had paid RMB1,375 and the remaining consideration is expected to be settled during the year ending December 31, 2016.

The primary purpose of these acquisitions was to increase the Group’s market share in existing geographic areas so as to gain regional operational synergy in drugstore operations.

A summary of the identifiable assets acquired and liabilities assumed in connection with these acquisitions are as follows:

Year ended December 31, 2015
RMB
Total aggregate purchase price	2,750

Property and equipment	144

Net assets acquired and liabilities assumed	144

Goodwill	2,606

Goodwill arising from this business combinations is not deductible for income tax purpose. No pro forma financial information as if the acquisitions had occurred on January 1, 2014 or 2015 has been provided since the effect would not be material to the Group’s consolidated financial position or results of operations.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

9	GOODWILL AND OTHER INTANGIBLE ASSETS

(a) Intangible assets, net

	December 31,
	2014	2015
	RMB	RMB
Unamortized intangible assets
Operating rights	2,509	2,509
Total intangible assets	2,509	2,509

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

(b) Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2015 were as follows:

	December 31,
	2014	2015
	RMB	RMB
Gross goodwill as of January 1	51,819	51,819
Goodwill acquired during the year (Note 8)	-	2,606

Gross goodwill as of December 31	51,819	54,425
Accumulated impairment losses	-	-

Net goodwill as of December 31	51,819	54,425

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

10	Other INCOME

In March 2015, the Company completed the sales of ten drugstores in Shandong Nepstar to a third party, Liaocheng Shuyu Pingmin Drugstore Co., Ltd., for a total cash consideration of RMB890. A gain of RMB890 was recognized in other income upon completion of the sales. The gain was measured as the difference between cash consideration received and the carrying amount of net assets at the time of completion of the sales.

In June 2014, the Company completed the sales of 100% equity ownership in Beijing Nepstar to a third party individual, Mr. Zhao Shi, for a total cash consideration of RMB100. A gain of RMB226 was recognized in other income upon completion of the sales. The gain was measured as the difference between cash consideration received and the carrying amount of net assets at the time of completion of the sales.

In November 2014, the Company completed the sales of 100% equity ownership in Weifang Nepstar to a third party, Rongchang, for a total cash consideration of RMB13,801. A gain of RMB2,856 was recognized in other income upon completion of the sales. The gain was measured as the difference between cash consideration received and the carrying amount of net assets at the time of completion of the sales.

11	Other LOSS

In December 2014, the Company completed the sales of 100% equity ownership in Zaozhuang Nepstar to a third party, MDX Investment Co., Limited., for a total cash consideration of RMB one yuan. A loss of RMB535 was recognized in other loss upon completion of the sales. The loss was measured as the difference between cash consideration received and the carrying amount of net assets at the time of completion of the sales.

12	INCOME TAXES

Cayman Islands Tax

Under the current law of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

PRC Corporate Income Tax

Each of the Company’s PRC subsidiaries files stand-alone tax returns and the Group does not file a consolidated tax return.

For the years ended December 31, 2013, 2014 and 2015, the Company’s PRC subsidiaries are subject to income tax at the statutory income tax rate of 25% under the Corporate Income Tax Law of the PRC (“CIT”).

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

12	INCOME TAXES - CONTINUED

Under the CIT and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax. Under the China-HK Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company is not a qualified Hong Kong tax resident for the years ended December 31, 2013, 2014 and 2015 and is therefore subject to a standard withholding tax rate of 10% for the years then ended.

The Group’s income before income tax expense consist of:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
PRC	44,129	9,512	75,902
Non-PRC	(201)	3,189	(2,768)
Income before income tax expense	43,928	12,701	73,134

Income tax expense in the consolidated statements of comprehensive income consists of:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Current tax expense	36,351	28,770	20,748
Deferred tax (benefit) / expense	(4,251)	(2,298)	12,560
Income tax expense	32,100	26,472	33,308

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

12	INCOME TAXES - CONTINUED

The reconciliation between actual income tax expense and the amount that results by applying the PRC statutory tax rate of 25% for the years ended December 31, 2013, 2014 and 2015, to income before income tax expense is as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Computed “expected” tax expense	10,982	3,175	18,284
Effect of tax rate differential	50	(797)	692
PRC dividend withholding tax	2,351	(1,830)	4,729
Change in tax rate	8,659	-	-
Non-deductible expenses:
- Disallowed rental expenses	13,333	13,960	18,750
- Penalty charged by the governmental authority	1,419	949	246
- Disallowed entertainment expense	457	435	305
- Others	309	225	150-
Deemed profit method differential	328	442	306
Withholding taxes on rebate income	440	605	842
Tax effect from the waiver of intra-group debts subject to tax bureau’s approval	-	7,666	(7,295)
Non-taxable income	(1,308)	(1,463)	(1,005)
Provision / (reversal) of unrealized tax credit from intra-group transaction	1,601	(1,601)	-
Investment loss on the dissolution / disposal of PRC subsidiaries	(1,250)	(487)	-
Release of unrecognized tax benefits due to expiration of the statute of limitations	(4,584)	(4,648)	(7,664)
Change in valuation allowance	(687)	9,841	4,968

Actual income tax expense	32,100	26,472	33,308

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

12	INCOME TAXES – CONTINUED

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2014 and 2015 are presented below.

	December 31,
	2014	2015
	RMB	RMB
Deferred tax assets:

- Tax loss carryforwards	50,696	38,868
- Inventories	2,958	7,693
- Impairment of property and equipment	3,072	3,851
-Accrual for government grant	229	247
- Others	2,230	1,707

Total gross deferred tax assets	59,185	52,366
Valuation allowance	(40,807)	(41,819)

Total deferred tax assets	18,378	10,547

Deferred tax liabilities:

- PRC dividend withholding taxes	(14,084)	(18,813)
- Intangible assets	(627)	(627)

Total deferred tax liabilities	(14,711)	(19,440)

Net deferred tax assets/(liabilities)	3,667	(8,893)

Classification on consolidated balance sheets:

Deferred tax assets:
- Current	2,038	6,802
- Non-current	16,340	3,745

Deferred tax liabilities:
- Non-current	(14,711)	(19,440)

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Valuation allowance:

Balance as of January 1	37,264	31,894	40,807
Addition	9,893	16,848	13,899
Deduction	(10,580)	(7,611)	(8,931)
Reversal on expiration of tax loss	(4,683)	(324)	(3,956)

Balance as of December 31	31,894	40,807	41,819

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

12	INCOME TAXES - CONTINUED

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of the deferred tax assets, net of the existing valuation allowance as of December 31, 2014 and 2015. As of December 31, 2015, the Group recognized deferred tax assets of RMB7,308 related to a subsidiary that is in cumulative loss position as of December 31, 2015. The net deferred tax assets recognized by this subsidiary include RMB1,094 relating to RMB4,377 tax loss carryforwards which expires in 2019. The realization of these tax benefits is dependent on the generation of projected future taxable income and tax planning strategies prior to expiration of the tax loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amounts of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 2015, the tax loss carryforwards of the Group amounted to RMB155,472 of which RMB7,629, RMB12,789, RMB25,093, RMB62,674 and RMB47,287 will expire, if unused, by end of 2016, 2017, 2018, 2019 and 2020, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits in the PRC for the years ended December 31, 2013, 2014 and 2015 is as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Balance as at January 1	36,237	45,843	62,192
Additions based on tax positions related to current year	14,190	20,997	10,118
Reversal of uncertain tax position	-	-	(7,295)
Expiration of the statute of limitations	(4,584)	(4,648)	(8,407)

Balance as at December 31	45,843	62,192	56,608

The unrecognized tax benefits as of December 31, 2013, 2014 and 2015 are the potential benefits that, if recognized, would affect the effective tax rate. The unrecognized tax benefits mainly represent rental expenses taken on the tax returns in which the deductibility of such expenses does not meet the more likely than not threshold. Pursuant to the Chinese Taxation Law, loss from the waiver of debts with related parties could be deducted from taxable income only after obtaining the respective approval from the tax authority. After the 2014 tax filing made in May 2015, management concluded that the deduction of loss of RMB29,180 from the waiver of debts recognized by Nepstar Pharmaceutical for the year ended December 31, 2014 were approved by the relevant tax authority and thus the corresponding tax impact of RMB7,295 were reversed. As of December 31, 2015, the unrecognized tax benefits of RMB14,264 was presented as a reduction of the deferred tax asset for tax loss carryforwards of certain subsidiaries since the uncertain tax position would reduce the tax loss carryforwards under the tax law. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. No interest and penalty expenses were recorded for the years ended December 31, 2013, 2014 and 2015.

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

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except per share data)

13	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,
	2014	2015
	RMB	RMB
Accrued payroll and employee benefits	62,285	69,186
Other accrued expenses (Note (a))	26,240	39,213
Payable for purchases of property and equipment	6,696	6,967
Deposits received (Note (b))	3,169	3,335
VAT and other taxes payable	23,846	12,111
	122,236	130,812

Notes:

(a)	Amounts represent primarily accrued rental, utilities, advertising, and other sundry expenses.
(b)	Amounts represent primarily guarantee deposits from constructors for renovation and construction projects.

14	DEFERRED INCOME

Deferred income consists of the following:

	December 31,
	2014	2015
	RMB	RMB
Deferred revenue arising from Shopper’s Card Program (Note 2(l)) and others	25,715	28,475
Deferred rebate income	15,677	11,626
	41,392	40,101

15	ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorizes the Company to issue 360,000,000 shares with a par value of USD0.0001 per share.

On August 19, 2011, the Board of Directors of the Company authorized share repurchase program (“The 2011 Program”). The 2011 Program allows the Company, from time to time and during a 12-month period starting from August 19, 2011, to purchase up to USD20,000 of its outstanding ordinary shares in the form of ADS from the open market. On December 30, 2014, the Board of Directors of the Company authorized a share repurchase program (“The 2014 Program”). The 2014 Program allows the Company, from time to time and during a 12-month period starting from December 30, 2014, to purchase up to USD5,000 of its outstanding ordinary shares in the form of ADS from the open market. The Company did not repurchase any of its ordinary shares during the years ended December 31, 2013, 2014 and 2015.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
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

The Company’s PRC subsidiaries made appropriations to the statutory surplus reserve of RMB80 and wrote-off RMB571 in relation of the disposal of Weifang Nepstar for the year ended December 31, 2014, and made appropriations to the statutory surplus reserve of RMB24 for the year ended December 31, 2015. The accumulated balance of the statutory surplus reserve as of December 31, 2014 and 2015 was RMB98,863 and RMB98,887, respectively. No equivalent amounts were appropriated by the Company.

17	DIVIDEND

On November 26, 2013, the Company’s Board of Directors declared a cash dividend of USD0.16 per ordinary share, totaling USD31,591 (equivalent to RMB192,470 at the exchange rate on November 26, 2013), to the ordinary shareholders on record as of close of business on December 20, 2013, which was fully paid in January 2014.

18	REVENUE

Revenue by each major product categories is analyzed as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Prescription drugs	601,934	658,031	740,574
Over-the-counter drugs	1,059,154	1,183,665	1,399,973
Nutritional supplements	392,009	393,466	361,904
Herbal products	109,284	124,810	145,411
Other product	536,722	593,342	584,584

	2,699,103	2,953,314	3,232,446

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

18	REVENUE – CONTINUED

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

On June 1, 2015, such retail price controls were removed for pharmaceutical merchandises sold in drugstores under the newly effective PRC regulations. The prices of those pharmaceuticals could be determined freely at the Group’s discretion. For the years ended December 31, 2013, 2014 and 2015, approximately 31%, 31% and 12.2%, respectively of the Group’s revenue was generated from products that are subject to government pricing controls.

None of the Group’s customers contributed 10% or more of the Group’s revenue for the years ended December 31, 2013, 2014 and 2015.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

19	Pension and other post retirement benefits

Pursuant to the relevant PRC regulations, the Company’s PRC subsidiaries are required to make contributions at rates ranging from 10% to 22% of their employees’ salaries and wages to a defined contribution retirement scheme organized by the local social security bureaus. The amount of contributions charged to general and administrative expenses and sales, marketing and other operating expenses in the consolidated statements of comprehensive income was RMB39,152, RMB40,550 and RMB43,888 for the years ended December 31, 2013, 2014 and 2015, respectively.

The Group has no other obligation to make payments in respect of retirement benefits of the employees.

20	EARNINGS PER SHARE

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Numerator:
Net income / (loss) attributable to China Nepstar Chain Drugstore Ltd. ordinary shareholders	11,828	(13,771)	39,826

Denominator:
Basic and dilutive weighted average number of ordinary shares	197,446,940	197,446,940	197,446,940

Basic earnings / (loss) per ordinary share	0.06	(0.07)	0.20

Diluted earnings / (loss) per ordinary share	0.06	(0.07)	0.20

There were no dilutive potential ordinary shares during the years ended 31 December 2013, 2014 and 2015, and therefore, diluted earnings per share is the same as the basic earnings per share.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

21	RELATED PARTY BALANCES AND TRANSACTIONS

For the periods presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Purchases from related parties (Notes 21(a))	138,835	57,367	64,050
Sales to related parties (Note 21(b))	2,490	2,644	2,160
Lease of property from a related party (Note 21(d))	1,082	1,082	5,175

	December 31,
	2014	2015
	RMB	RMB
Amounts due from related parties (Note 21(c))	3,366	4,893
Amounts due to related parties (Note 21(e))	25,636	23,607

Notes:

(a)	The Group purchased merchandise from Neptunus Group and its affiliates in the normal course of business.

The payment terms offered by the related parties to the Group for purchase of merchandise ranged from 15 to 90 days. For the periods presented, none of the Group’s suppliers accounted for 10% or more of the Group’s purchases of merchandise.

(b)	In the normal course of business, the Group sold merchandise to the following related parties as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Neptunus Group and its affiliates	2,490	2,644	2,160

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

21	RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

(c)	The amounts due from related parties represent the following:

	December 31,
	2014	2015
	RMB	RMB
Amount due from Neptunus Group and its affiliates related to:

Sales of merchandise (Note 21(b))	2,979	4,330
VAT for the above sales of merchandise	387	563

	3,366	4,893

(d)	The Group rented some properties from Neptunus Group under 3 operating lease arrangements that were entered in November 2008, January 2015 and April 2015, with monthly rental charge at RMB90, RMB221 and RMB220, respectively and the lease agreement has expired or will expire in June 2015, November 2019 and April 2020, respectively.

(e)	The balances represent amounts due to Neptunus Group and its affiliates in connection with the purchase of merchandise as described in Note 21(a) above.

China Nepstar Chain Drugstore Ltd. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Amounts in thousands, except per share data)

22	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2015 are as follows. The Group’s leases do not contain any contingent rental payments terms.

Years ending December 31,	Store premises	Warehouses and office premises	Total
	RMB	RMB	RMB
2016	226,524	20,700	247,224
2017	264,366	17,143	281,509
2018	185,736	17,101	202,837
2019	115,293	15,170	130,463
2020	54,293	10,089	64,382
Thereafter	17,943	8,977	26,920

Total	864,155	89,180	953,335

The Group’s rental expenses under operating leases amounted to RMB375,999, RMB399,079 and RMB418,982 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

24	SUBSEQUENT EVENTS

On March 16, 2016, the Company entered into a definitive agreement and plan of merger (the “Merger Agreement”) with China Neptunus Drugstore Holding Ltd., a company incorporated under the laws of the British Virgin Islands (“Parent”), and Neptunus Global Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Parent will acquire the Company for a cash consideration equal to $1.31 per ordinary share, or $2.62 per ADS of the Company, through the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”). On April 4, 2016, the Compnay filed a going private transaction statement on Schedule 13E-3 for Securities and Exchange Commission review.

